Form 20-F
period 2002-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2003-06-30
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File File No.

NEXUS TELOCATION SYSTEMS LIMITED
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

1 Korazin Street,
Givatayim 53583 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.03 nominal value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

               Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

11,289,932

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:           Yes  ☑     No  ☐

               Indicate by check mark which financial statements the registrant has elected to follow:

           Item 17  ☐     Item 18  ☑

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that Nexus Telocation Systems Limited (“we” or the “Company” or “Nexus”) will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.Risk Factors.”

------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”). As applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein, such accounting principles conform in all material respects to accounting principles generally accepted in the United States (“U.S. GAAP”), except as indicated in Note 16 to our consolidated financial statements included herein. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

PART I			5

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		5

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		5

ITEM 3.	KEY INFORMATION		5

	A.	SELECTED FINANCIAL DATA	5

	B.	CAPITALIZATION AND INDEBTEDNESS	5

	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5

	D.	RISK FACTORS	5

ITEM 4.	INFORMATION ON THE COMPANY		14

	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14

	B.	BUSINESS OVERVIEW	15

	C.	ORGANIZATIONAL STRUCTURE	20

	D.	PROPERTY, PLANTS AND EQUIPMENT	20

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		20

	A.	OPERATING RESULTS	20

	B.	LIQUIDITY AND CAPITAL RESOURCES	24

	C.	RESEARCH AND DEVELOPMENT	25

	D.	TREND INFORMATION	26

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		27

	A.	DIRECTORS AND SENIOR MANAGEMENT	27

	B.	COMPENSATION	28

	C.	BOARD PRACTICES	29

	D.	EMPLOYEES	29

	E.	SHARE OWNERSHIP	31

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		31

	A.	MAJOR SHAREHOLDERS	31

	B.	RELATED PARTY TRANSACTIONS	31

	C.	INTERESTS OF EXPERTS AND COUNSEL	32

ITEM 8.	FINANCIAL INFORMATION		32

	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	32

	B.	SIGNIFICANT CHANGES	32

ITEM 9.	THE OFFER AND LISTING		32

	A.	OFFER AND LISTING DETAILS	33

	B.	PLAN OF DISTRIBUTION	33

C.	MARKETS	33

D.	SELLING SHAREHOLDERS	33

E.	DILUTION	33

F.	EXPENSES OF THE ISSUE	33

ITEM 10.	ADDITIONAL INFORMATION	33

A.	SHARE CAPITAL	33

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	34

C.	MATERIAL CONTRACTS	36

D.	EXCHANGE CONTROLS	36

E.	TAXATION AND GOVERNMENT PROGRAMS	36

F.	DIVIDENDS AND PAYING AGENTS	40

G.	STATEMENT BY EXPERTS	40

H.	DOCUMENTS ON DISPLAY	40

I.	SUBSIDIARY INFORMATION	40

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	40

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	41

PART II		41

ITEM 13.	DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	41

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	41

ITEM 15.	CONTROLS AND PROCEDURES	41

ITEM 16.	[RESERVED]	42

PART III		42

ITEM 17.	FINANCIAL STATEMENTS	42

ITEM 18.	FINANCIAL STATEMENTS	42

ITEM 19.	EXHIBITS	42

PART I.

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

               A.          SELECTED FINANCIAL DATA

The selected financial data is incorporated by reference to Item 5 of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and are incorporated by reference, and the other financial information appearing in Item 5 of this annual report.

               B.          CAPITALIZATION AND INDEBTEDNESS

               Not applicable.

               C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

               Not applicable.

               D.          RISK FACTORS

               Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others.  If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline.  We cannot assure you that we will successfully address any of these risks

               General Risks Affecting our Subsidiaries and Us

               This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

               We have a history of operating losses.

               We have incurred a net loss in each year of our existence. In December 2002, our accumulated deficit was approximately $86.1 million.  Since 2000, we have incurred the following approximate annual net losses:  $20.5 million in 2000 (out of this total loss of $20.5 million, $13.0 million resulted from a one time, cash less write-off), $8.5 million in 2001 and $7.6 in 2002. We have suffered substantial losses from our fully owned subsidiary, NexusData, Inc. (NexusData). Although we discontinued the operations of NexusData in the third quarter of 2002 and sold NexusData in February 2003 (see Item 4 “Recent Developments”) and even though we are in a process of reducing of our operational on-going expenses, we may not achieve or sustain significant revenues on a quarterly or annual basis in the future. If we continue to sustain prolonged operating losses, we may have to cease our operations.

               Our future operations depend on our ability to obtain additional financing.

               We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will sufficiently allow us to continue our operations as a going concern. We cannot assure you that we will obtain additional financing on satisfactory terms, if at all. If we issue any equity or convertible debt securities, this may substantially dilute the interests of our current shareholders. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities.

               Due to the recent downturn in the world economy, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general have affected our ability to realize investments at favorable terms. The recent cessation of operations of Ubinet, our Chilean subsidiary, reflects this risk through the failure of the local majority partners to continue raising money for our technology operations. Our operations in Miami, funded by the same partners from Chile, were similarly terminated due to their inability to meet their financing obligations. In addition, our Argentinean subsidiary, Tracsat, is experiencing difficulties in attracting investments from local partners and bank credit lines despite its business achievements, primarily due to the economic and political conditions in Argentina. Under some circumstances, if we are unable to secure additional financing, we may have to stop our operations.

               We depend on a small number of customers and business partners.

               We depend on a small number of customers and business partners and our future depends on our ability to maintain our existing customers and business partners and attract new customers and business partners. For the twelve months ended December 31, 2002, approximately 80% of our business was generated by three of our customers (See further in Notes 1 and Note 14(b)(3) to our consolidated financial statements). In light of our sale of NexusData, we no longer engage in the automated meter reading industry and our operations are concentrated on our LBS activities. Furthermore, the commercialization of our LBS operations in the United States, China, and Chile were halted mainly due to our partners’ inability to finance their operation.  In addition, although our customer in Venezuela has been successfully operating our LBS system, this customer has halted its issuance of purchase orders from us due to the foreign currency restrictions imposed on the Venezuelan economy. Therefore, our operations are currently focused on the continued sales of our products and services in Israel and in Argentina through our Argentinean subsidiary, Tracsat S.A.

               Our operations are primarily concentrated on one industry and in one territory.

               Since the change in ownership and management in April 2003 (see Item 4 “Recent Developments”), we have decided to primarily focus our marketing efforts on the sale of Stolen Vehicle Recovery products and services in Latin America. Consequently, there are fewer outlets for us to generate future revenues. While our SVR operations have been our most significant source of revenue, we no longer offer a diversified array of products and solutions. The concentration of our operations on one facet of the locations-based industry exposes us to considerable risk were this business line to undergo a rapid downturn.

               We depend on others to manufacture our systems and we rely on a single-source supplier for the manufacture of our end units.

               We do not have manufacturing facilities for our end unit devices. Most of the components of our systems are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future in light of its current financial position. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
•	reduced manufacturing flexibility due to last moment quantities changes;
•	transportation delays and interruptions;
•	political and economic disruptions;
•	the imposition of tariffs and export controls on our products;
•	work stoppages;
•	changes in government policies; and
•	the loss of molds and tooling in the event of a dispute with a manufacturer.

               Our agreements with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly affecting our sales in the interim period.

               We may not be able to adapt to evolving industry standards, customer preferences and new technologies.

               The market for wireless communications systems has been characterized by rapid technological developments and evolving industry standards. Our ability to increase revenue in the future depends on the commercial success of our Stolen Vehicles Recovery (SVR) systems and on our ability to adapt to changing technologies, industry standards and customer preferences in a timely and cost effective manner. We have focused our development on our location based security and management services in the areas of SVR systems and Industrial Monitoring (Scada), and we have discontinued our research and development and marketing efforts of our two-way paging systems due to overall market considerations.

               We rely on operators of existing paging networks to provide our Location Based Solutions systems.

               One of the benefits of our AVL and Industrial and Monitoring Control (IMU) systems is that they utilize existing one-way paging networks, as their down link interface, and therefore do not require a large initial investment in infrastructure. In order for us to take advantage of this benefit, our domestic customers, operators and us will need to enter into and maintain strategic relationships with wireless communications companies that control existing paging infrastructure or already provide one-way paging services to large numbers of customers.

               We may not be able to successfully compete in the extremely competitive markets for our products.

               We face intense competition in the markets in which we operate. Our primary competitors in the market for automatic vehicle location systems are OmniTracks, @Track, Onstar, Satellite Security (Global Guard), Trackvehicle and others. These companies are employing a combination of GPS (satellite-based location technology) over cellular-like systems. The systems offered by these companies use satellite-based technologies which usually require the use of tracking receivers installed in vehicles that work in conjunction with map display and fleet management software, position reporting formats, and other communications hardware and components.

               Several companies, including Lo-Jack and Ituran, offer vehicle location systems utilizing land-based radio networks, in limited areas, that resemble our solutions. Some offer a similar solution to Nexus and others, like Lo-Jack, use VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

               Some of our other competitors offer location based services which conform with the recent FCC ruling, requiring mobile phones to be equipped with e911 capabilities, such as True Position, Xypoint, CPS and SnapTrack.  In the industrial monitoring market, our main competitor is Motorola (MOSCAD systems).

               Most of our competitors have substantially greater capital resources and larger research and development staffs, facilities, marketing and distribution networks, name recognition and more extensive customer bases than us. While we plan to continue to improve our products and provide greater functionality than our products currently provide, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to alternative products. In addition, our competitors may develop products that render our products obsolete or less competitive.

               We are subject to several risks as a result of our international sales

               To date, we have sold our products and systems in, Venezuela, Israel, the Netherlands, Russia and Argentina.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were imposed, our business could be negatively impacted. Moreover, certain of our international affiliates have experienced the following difficulties:

•

A severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results. This was mainly due to its inability to increase its peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.

•

Due to the current political instability in Venezuela, the Venezuelan government has imposed foreign exchange controls, which have effectively led to the cessation of purchase orders of our SVR products and services by our main customer in Venezuela.

               The technology and standards in the industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

               The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which may be implemented in the future for applications competitive with the applications we provide. Although these technologies are currently more expensive than ours, future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

               We cannot assure you that we will timely or successfully develop new or enhanced products, which will effectively compete with such potential products. Our business will be negatively impacted if we do not develop technologically competitive products, which respond to customer needs and are priced competitively.

               Our products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

               Our success and our ability to compete greatly depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We have been granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

•	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;
•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;
•	measures like entering into non-disclosure agreements afford only limited protection;
•	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and
•

our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

               In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

               The use of our systems is subject to international regulations.

               The use of our systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station. Our operators typically must obtain authorization for each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

               Our potential growth depends, to a great extent, on the success of our domestic business partners to commercialize our technology and services.

               The commercialization of our systems in each territory in which we operate our business is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure, market our services and end units and provide technical support in their territories. In addition to Tracsat, we do not control any of the other operators. The implementation of their business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. As we have not implemented a direct sales approach for the end units, our consecutive end unit sales, system upgrades and future infrastructure extensions reflect their penetration rate and successful sale growth. Our sales and royalties, where applicable, from such territories depend on our operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations are essentially limited to Israel, and if we were to experience any setbacks with our domestic business partners operating in these territories, this would have a material adverse effect on our business.

               We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

               Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees, as we require them.

               High levels of inventory could adversely affect our gross margins.

               Due to higher sales forecasts than actually will be realized and cancellations of orders from customers, we may find ourselves with a higher level of inventory than we currently need. For the twelve months ended December 31, 2002, we incurred inventory write-offs of $324,000. As a result of this high level of inventory, we may be exposed to the risk of a decrease in the value of the inventory should the price of this inventory drop and our gross margins will be adversely affected. Furthermore, in the event that we maintain large amounts of inventory, certain products, if warehoused for too long, might be rendered obsolete due to modification and improvement of our products, which might cause us to continue to incur inventory write-offs.

               Our new major shareholder has a controlling stake in the Company.

               Pursuant to the share purchase agreement of March 2003 between Nexus and DBSI Investments Ltd. (“DBSI”) by which DBSI and other investors invested approximately $2.6 million in our company, DBSI Investments Ltd. owns 59% (on a fully diluted basis) of our issued and outstanding shares, which gives DBSI a controlling share in the company (see Item 4 “Recent Developments”). Clal Industries, our former dominant shareholder, now holds only 0.9% of our share capital following the DBSI investment. Pursuant to the amendment to our manufacturing agreement concluded in March 2003 with AMS Electronics Ltd. (“AMS”), AMS was issued 12.9% of our issued and outstanding shares (on a fully diluted basis) and executed a proxy in favor of DBSI such that DBSI would control 71.6% of the shares of the company.  DBSI effectively controls matters requiring the approval of our shareholders. Furthermore, DBSI has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors.

               We do not expect to distribute cash dividends.

               We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

               The market price of our ordinary shares has been, and may continue to be, very volatile.

               The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	announcements of technological innovations or new products by us or our competitors;
•	developments or disputes concerning patents or proprietary rights;
•	publicity regarding actual or potential results relating to products under development by us or our competitors;
•	regulatory development in the United States, Israel and other countries;
•	delays in our testing and development schedules;
•	events or announcements relating to our collaborative relationship with others;
•	economic, political and other external factors; and
•	period-to-period fluctuations in our operating results.

               In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of many companies and companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

               Our Shares have been delisted from the Nasdaq SmallCap Market.

               In August 2002, our shares were delisted from the Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board because the company failed to comply with the net tangible assets or stock holders equity requirements for continued listing set forth in the Market Place Rule 4310(c)(2)(B). Consequently, selling and buying our securities will be more difficult because of delays in the timing of transactions and greater difficulty in selling securities and obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

               Corporate governance scandals and new legislation could increase the cost of our operations.

               As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

               We will no longer publicize our quarterly financial statements.

               As a foreign private issuer, we are only required to publicize our annual financial statements. However, to date, we have disclosed unaudited quarterly financial statements as a customary practice. In order to minimize general costs, we have decided to discontinue this practice. From now on, we will only publish our annual financial information as required by law. As a result, investors will no longer be able to receive periodic financial information on a quarterly basis. This will in turn affect their ability to assess the condition of our results and operations.

               Conditions in Israel affect our operations.

               We are incorporated under the laws of the State of Israel, and the majority of our offices are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which has continued with varying levels of severity through 2003, and negotiations between Israel and Palestinian representatives have ceased. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees, R&D center and facility and those of many of our subcontractors are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations

               Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 45, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Recently, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

                The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

               A major part of our costs in Israel are not denominated in dollars and may be influenced from the rate of devaluation of the New Israeli Shekel, while most of our sales are denominated or made in U.S. dollars.  This exposes us to market risk from changes in foreign exchange rates  as against the U.S. dollar. Our dollar costs in Israel may increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Resulting from the strong devaluation of the NIS against the dollar during 2002, the Consumer Price Index has steadily risen. For further discussion of such devaluation, see Item 5, “Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets and Item 11, “Quantitative and Qualitative Disclosures About Market Risk”. There can be no assurance that we will not incur losses from such fluctuations.

               We have been participating in R&D, marketing and other programs through which we received or may be entitled to grants and tax benefits.

               We have received certain grants, programs and tax benefits from the Israeli Government, the European Union and the BIRD Foundation.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions. In addition, some of these programs may restrict our right to manufacture products or transfer our technology outside of Israel. If we do not meet these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. In January 2003, we received a letter from the Israel Investment Center asserting that we did not fully implement our approved investment program and as such, all of the benefits we received under this approved investment program may be cancelled. If these programs and tax benefits are ended, our business, financial condition and results of operations could be adversely affected.

               We have been and may continue to be negatively affected by the aftermath of the September 11 events.

               Terrorist attacks that occurred in New York and Washington, D.C., on September 11, 2001, the war in Iraq and other acts of violence or war have affected and may continue to materially affect the markets on which our securities trade, the markets in which we operate, our operations and profitability.  In the aftermath of the September 11, 2001 terrorist attacks on the United States, the United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime, and governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. On March 17, 2003, a coalition of countries led by the United States and the United Kingdom commenced large-scale military action against Iraq with the avowed purpose of effecting a change in the Iraqi regime. This conflict has now ended with the collapse of the regime of Saddam Hussein. These attacks and armed conflicts, as well as the uncertainty surrounding these issues, have had, and we expect will continue for the unforeseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers. In addition, these events may discourage foreign travel to Israel, which could detrimentally affect our business. Thus far, in 2002, market instability caused a significant slow-down in the demand for our products.

               Service and enforcement of legal process.

               Service of process upon directors and officers of the Company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

               Risks Affecting Our Subsidiaries

               We depend on the success of Tracsat S.A., our subsidiary in Argentina

               Revenues generated by our subsidiary in Argentina, Tracsat, have been consistently growing since the beginning of 2002. We depend on the ability of Tracsat to maintain its success and market penetration. We cannot assure you that Tracsat will be able to successfully maintain its achievements because it depends on many factors, many of which Tracsat do not control, such as:

               •          General political and economic circumstances in Argentina – as of 2002, Tracsat has been negatively effected by a severe and rapid currency devaluation in Argentina.

               •          Trends in the Argentinean insurance industry.

               •          Rate of car theft, value of cars and other inherent factors related to the Stolen Vehicle Recovery Business.

               •          Competition and customer satisfaction.

               Tracsat depends on a small number of customers and business partners.

               Tracsat depends on a small number of customers and business partners and its future depends on its ability to maintain existing customers and business partners and attract new customers and business partners. Revenues in Argentina are mainly generated from two customers. If any of our current customers cease to do business with us, or if we fail to attract new customers or business partners our operations could seriously be harmed or we may have to cease operations altogether under certain circumstances.

                The volatile exchange rate between the Argentinean Peso and the U.S. dollar may negatively impact the results of our operations.

                Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in dollars the significant devaluation in the Argentinean Peso and continuing economic instability in Argentina could have a severe negative effect on the business and overall profitability of Tracsat. Because we depend on the profitability of Tracsat, our business could also be severely damaged as a consequence. Under certain circumstances we may be forced to cease operations as a result.

               The future operations of our subsidiaries may depend on their ability to obtain additional financing.

               Although Tracsat has reached its operational stage through our effective management efforts, it still depends on our financial support, primarily due to economic conditions in Argentina. We cannot assure our continuous ability to finance Tracsat or to find other finance alternatives for Tracsat in a timely manner, especially with respect to the prevailing economic conditions in Argentina. Tracsat’s future operations may be materially affected if we do not continue to provide it with additional funding at the rates currently being made by us.

ITEM 4.    INFORMATION ON THE COMPANY

               A.          HISTORY AND DEVELOPMENT OF THE COMPANY

               We develop, manufacture and market low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Our security and safety services business is predominantly performed through our business partners in Israel and Latin America.

               The Company was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Nexus Telocation Systems Ltd, and through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Over-The-Counter Bulletin Board under the symbol NXUS.  Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Tracsat S.A., are located in Buenos Aires, Argentina. Our Web site is www.nexus.telocation.com.  Information on our web site is not incorporated by reference in this annual report.

Recent Developments

               Since January 1, 2002, the following important events have occurred to us:

Sale of NexusData and the discontinuance of our AMR operations

               We previously engaged in the Automated Meter Reading (“AMR”) industry through our wholly-owned U.S. subsidiary, NexusData, Inc. In June 2001, NexusData entered into a major contract with IMServ, a division of Invensys PLC, to deliver the first full utility deployment of its AMR system to service the Atlanta Gas Light Corporation. The minimum contract commitment for $50,000,000 was to have serviced at least 1.3 million homes and businesses with daily automated gas consumption reads; however, due to facts unknown to us, the entire project was abandoned and caused severe financial damage to NexusData and to us.  This severe setback caused us to reach our decision to discontinue our AMR operations and sell all of our holdings in NexusData to Storm Consulting Inc. (“Storm”) for a variable consideration between zero and $1 million, which will be paid if NexusData has four consecutive cash positive quarters and net assets of at least $10 million. Pursuant to its purchase of NexusData, Storm has assumed certain liabilities of NexusData and has undertaken to invest the necessary resources to maintain NexusData’s core technology and business relationships with existing and potential customers.

Sale of Ordinary Shares and Warrants to DBSI and additional investors

               In March 2003, we entered into a share purchase agreement with DBSI Investments Ltd. and additional investors. Pursuant to the share purchase agreement, DBSI and the additional investors invested approximately $2.6 million in consideration for our ordinary shares and warrants to purchase ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement. Pursuant to this agreement, DBSI is entitled to designate four of the seven members of our Board of Directors. Under the share purchase agreement, the investors were granted certain demand and piggyback registration rights. In addition, all preemptive rights granted to shareholders of Nexus have also been terminated pursuant to the share purchase agreement and there are no longer any preemptive rights in the Company.  In connection with the share purchase agreement, we reached an agreement with the primary manufacturer of our end products, AMS Electronics Ltd. (AMS). Pursuant to this agreement, AMS converted $723,000 of convertible debentures issued to it, and we repaid AMS an amount of $300,000. DBSI Investments Ltd. entered into a management agreement to render management services to us in consideration for a management fee of $180,000. As part of the share purchase agreement, we have also reached certain agreements with Bank Hapoalim, regarding new terms for long term and short term loans, overdraft and bank guarantees.

Manufacturing Agreement with AMS Electronics Ltd.

               In January 2002, we entered into a major manufacturing agreement with our long-term partner, AMS Electronics Ltd. (AMS), for the manufacture of a significant portion of our end units and those of NexusData, minimally valued at $36 million.  Pursuant to the share purchase agreement with DBSI Investments Ltd., a letter agreement was signed between AMS and Nexus in March 2003 (the “Letter Agreement”). The Manufacturing and Purchase Agreement was amended such that we were released from our undertaking to issue purchase orders to AMS minimally valued at $36 million and have committed to make purchases of our end units from AMS amounting to at least $10 million over the course of a four-year period, provided that there is actual demand for these products from our customers.  In addition, we will not be liable for any liabilities of NexusData under the Manufacturing and Purchase Agreement and in no event shall a claim be made by AMS against us relating to NexusData’s liabilities.  Pursuant to the amendment to the Manufacturing and Purchase Agreement, AMS was granted exclusivity and/or rights of first refusal in connection with its manufacture of our products.

               In January 2002, we concluded a share purchase agreement with AMS pursuant to which AMS purchased 400,000 ordinary shares of the company for a purchase price of $1,000,000. AMS was also granted a warrant to purchase an additional 165,000 ordinary shares in the company at $3.75 per share.  We also issued a convertible debenture to AMS for the value of $1,000,000 to be paid to AMS by January 2005 or convertible into ordinary shares of the company; in March 2003, AMS converted $723,000 of this debenture into ordinary shares, and received an additional $300,000 in cash.

Cessation of Operations in Chile, Florida and China

               Since the formation of our Chilean affiliate, Ubinet Telcom S.A. (“Ubinet”), in May 2000, Ubinet deployed our Nexusphere Network in Chile and received several purchase orders totaling approximately $2.5 million. In October 2001, we received a $2.5 million purchase order for the deployment of our Nexusphere LBS infrastructure in Florida by Tri Angle LLC, a company mainly funded by Ubinet’s shareholders. However, due to the cessation of all of the technology operations in Chile of Ubinet’s major shareholders, Ubinet has been unable to continue raising money for its technology operations. In the second quarter of 2002, Ubinet submitted an application to a Chilean court for a preventive judicial creditors’ agreement, primarily due to Ubinet’s limited business success. During the first quarter of 2003, Ubinet sold its Nexus system to a third party. Our operations in Miami, through our South Floridian operator, Tri Angel LLC, were similarly affected due to its shareholders’ inability to meet their financing obligations. Its operations were ceased in July 2002. In March 2002, we received our first purchase order in a total amount of $1 million for the deployment of our Nexusphere LBS infrastructure in the entire city of Beijing, China; however, this project in China was eventually cancelled due to reasons unknown to us.

               B.          BUSINESS OVERVIEW

Location Based Services

               We are engaged in the development, production and marketing of our Nexusphere which can deploy an array of commercial wireless applications in the fields of Location Based Services. We have recently decided to focus on specific applications including stolen vehicles recovery (SVR) services utilizing our AVL architecture and Remote Mobile end-unit devices (RMU’s), remote monitoring and control of commercial assets through our Industrial Monitoring and Control (IMU) end-user devices. We believe that our Nexusphere technology will generally provide a cost-effective alternative for security, safety, asset location based management services offering increased operational reliability and lower operational costs.

The Nexusphere Network

               Our Nexusphere network specializes in developing spread spectrum technology (SPSP) intended for wide area networks (WAN). Among the advantages of the Nexusphere’s utilization of the spread spectrum technology includes the following distinctive features: resistance to interference, overcoming of fading caused by multipath and highly sensitive receivers.

               The Nexusphere network was developed in order to fulfill a gap in demand for cost effective, low payload data burst communication, incorporating location-based services.

               The following are some of the available applications of the Nexusphere:

Stolen Vehicles Recovery (SVR) and Additional Car Related Services:

               The Nexusphere system comprises unique features, which provide the following SVR solutions:

•	Inclusion of communication & location.
•	Concealed terminal.
•	Resistance to jamming.
•	Indoor positioning.
•	Low cost.
•	Integrated alarm system.
•	Road-side assistance and workforce management.
•	Remote command.
•	Accuracy.
•	Back-Up Power Supply.
•	Time synchronization.
•	24x7 redundant command and control center (CCC).
•	Roaming capability.
•	Remote display stations connected either directly or over the Internet.

Fleet Management & Telematics

               Nexusphere provides limited Fleet Management capabilities, which ensure that vehicles, and their merchandise, arrive when and where they are expected. The transceiver can connect to various sensors by RS-422 or RS-232 standards, or by discrete (on or off) wirelines. The sensors monitor various vehicle operating systems, and the transceiver will report the results to the fleet owners and managers.

Wireless Remote Monitoring & Control Security and Industrial Applications

               The Nexusphere system offers a total remote monitoring and control solution. Connecting the terminals to remote generators, fire systems and home alarm systems provides a link to safety and security command & control centers that is difficult to jam or interfere with. In practice, Nexus terminals provide a full array of protection and security services for individual persons, vehicles, homes, boats, industrial and personal assets.

Assets Surveillance & Protection (ASAP)

               As part of our Nexusphere System, we are currently in the development phases of assessing industry needs and developing applications to provide solutions in the field of Assets Surveillance & Protection (ASAP). ASAP is based on a terminal, which is attached to the asset and a terrestrial communication & location system.

               ASAP systems are most commonly employed by transportation companies, insurance companies, manufacturers and users of assets and crude materials. ASAP systems can provide instant warning and location in the event of hazardous chemical leakage or road accidents.

               A Nexus-led project with a consortium of eight European companies, consisting of technology developers and transportation companies, was established in December 2001 to develop and test an ASAP solution. This solution is expected to be demonstrated in the third quarter of 2003 and we hope that the demonstration will support our activity to leverage the unique advances of our technologies over other alternatives.  The consortium members and the European Union, through its Information Society Technologies committee, will co-sponsor the research and development. The European Union has agreed to fund approximately 50% of the overall project cost for a period of 24 months. However, we cannot assure that the project will succeed or that we will benefit from its outcome.

Nexusphere System Architecture

System Layout

               The architecture of our Nexusphere system allows easy integration with existing infrastructures, low-cost expansion, development of multiple applications, and access to the internet and public switched telephone network gateways, which provides the following advantages:

•	high receiver sensitivity;
•	longer transmission ranges;
•	resistance to interference;
•	high system reliability and flexible configuration; and
•	cost-effectiveness in system design, implementation and operations.

Location Process

               Accurate, reliable data reception and location capability is the key to security related wireless communications systems. Land-based AOA (Angle of Arrival) technologies offer two-way messaging and positioning solutions that provide a high degree of reliability, resistance to interference, and receiver sensitivity.

Sales and Marketing

We employ two types of marketing & sales methods:

•

Directly through our in house sales force and through our wholly owned subsidiaries. Our internal sale and marketing activities are primarily performed through our initiation of new business opportunities in new territories with local partners and our supporting of existing operations and customers with new applications and additional services offered by us and residing over the Nexusphere system; and

•

Regional agents responsible for promoting our technologies and introducing us to potential partners or existing wireless operators interested in offering location based services as stand-alone operations or by adding those services to their existing portfolio.

We typically implement one of the two following sales agreements:

•	Direct sales of infrastructure, ongoing sales of end unit devices and ongoing support services; and

•	Joint ventures with local financial and operational partners. The sales agreements with the joint ventures are similar to our direct sales agreements.

        Our business partners in the territories (in both business models mentioned above) are responsible for the commercialization of our services in their designated territories and licensed coverage area. They control the sales and marketing of the end user devices as well as services to the final customers according to their business focus and business plans.

               We directly manage our marketing and sales activities in the key strategic territories designated by the company. Currently, we focus our marketing and sales activities in leading markets in Latin American countries.  We are currently concentrating our efforts towards expanding our presence in South America. Since the termination of our agreement with GWH in the first quarter of 2001, our strategic alliances are managed directly with the assistance of local agents, as required.

Sales and Marketing of our Subsidiaries

Tracsat, S.A.

               Tracsat is our Argentinean subsidiary. We currently own 90.4% of Tracsat’s share capital and 97.5% of its voting rights, while 2.5% of the voting rights are held by its new local management. Tracsat is the Argentinean operator of our AVL systems and products, focusing mainly on the SVR (Stolen Vehicle Recovery) business line. In August 2001, we initiated the commercialization process of Tracsat in grand Buenos Aires. Since our acquisition of Tracsat, the company’s management, its infrastructure and supporting services have changed. Furthermore, end user devices installations have been performed through direct sales and lease agreements, primarily with local insurance companies. Tracsat’s commercial operations are progressing to our satisfaction as its subscriber base is steadily increasing while achieving satisfactory recovery rates. However the company is facing difficulties in attracting new investment partners, primarily due to the current economic and political conditions in Argentina.

               The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2002		2001		2000

	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

U.S.A	820	12.9	-	-	-	-

South America	3,833	60.3	9,914	79.4	3,713	61.5

Israel	1,592	25.0	2,259	18.1	2,293	38.0

Other	116	1.8	310	2.5	29	0.5

Total	6,361	100.0	12,483	100.0	6,035	100.0

Government Regulations

               The FCC first authorized the unlicensed use of spread spectrum devices in the 902 to 928 MHz band in 1985. As an incentive for the increased development of spread spectrum technology, the FCC subsequently amended its rules to allow the unlicensed use of higher power spread spectrum systems within the 902 to 928 MHz band than had originally been authorized for the ISM (industrial, scientific and medical) band. While the FCC has in the past encouraged the development of new spread spectrum devices for unlicensed services, there can be no assurance that the FCC will not require licensing at some time in the future for the ISM band.

               Most Latin America countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services, however, the local operator is required to obtain a specific license for its operations. Our local operators in Venezuela and Argentina have been required to obtain domestic licenses for the deployment of our Nexusphere systems in these countries. In Israel, the Ministry of Communications has allocated the 960 to 968 MHz band for similar applications.

               The FCC’s technical requirements for unlicensed spread spectrum devices operating in the 902 to 928 MHz band can be found in Part 15, Section 247 of the FCC’s rules. In general, these rules permit greater output power for spread spectrum systems (up to 1 watt) than other unlicensed devices due to the lower interference potential of spread spectrum systems. Although an FCC license for the use of spread spectrum devices operating within the technical parameters applicable to the 902 to 928 MHz band is not necessary, FCC authorization of spread spectrum transmitting equipment is nonetheless required. We have obtained such authorization for our RMU.

               Nexusphere technology involves joining FCC-licensed conventional paging service with an FCC-authorized unlicensed service to provide a new service that replicates FCC-licensed two-way messaging and/or automotive vehicle monitoring services. The use of Nexusphere technology to provide these services may accordingly attract the scrutiny of the FCC, particularly if the companies offering services using Nexusphere technology make substantial inroads in the market and competitors who have purchased (or will purchase) spectrum licenses in the FCC auction seek relief from the FCC. While the FCC has the authority to amend its rules and regulations in ways that could have a material adverse effect on our ability to exploit Nexusphere technology, it is uncertain whether the FCC would do so.

               The use of products incorporating our technology in the State of Israel requires a license from the Israel Ministry of Communications. In May 1996, Eden was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

               Governmental regulations in certain other countries which are potential markets for Nexusphere products and services will require the issuance of a license to use a portion of the radio frequency spectrum and authorization for the use of end-user units employing our technology.

               Competition

               Our primary competitors in the market for automatic vehicle location systems are OmniTracks, @Track, Onstar, Satellite Security (Global Guard), Trackvehicle and others. These companies employ a combination of GPS (satellite-based location technology) over cellular-like systems. The systems offered by these companies use satellite-based technologies which usually require the use of tracking receivers installed in vehicles that work in conjunction with map display and fleet management software, position reporting formats, and other communications hardware and components.

               Several companies, including Lo-Jack and Ituran, offer vehicle location systems utilizing land-based radio networks, in limited areas, that resemble our solutions. Some offer a similar solution to Nexus, and others, like Lo-Jack, use VHF based messaging unit without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

               Other competitors offer location based services which confirm with the 911 FCC ruling such as True Position, Xypoint, CPS and SnapTrack. In the industrial monitoring market, the main competitor is Motorola (MOSCAD systems).

               Most of our competitors have substantially greater capital resources and larger research and development staffs, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do. While we plan to continue to improve our products and provide greater functionality than our products currently provide, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to alternative products. In addition, our competitors may develop products that render our products obsolete or less competitive

               C.          ORGANIZATIONAL STRUCTURE

               The legal and commercial name of our company is Nexus Telocation Systems Ltd. We were incorporated under the laws of the State of Israel in 1991 under the name Nexus Telecommunications Systems Ltd. In 1997 we changed our name to Nexus Telocation Systems Ltd.

               The following is a list of our currently active subsidiaries and their countries of incorporation:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Euryte B.V.	The Netherlands
Tracsat S.A.	Argentina
Nexus Telocation Systems North America, LLC	United States

               See the Appendix to our consolidated financial statements included elsewhere in this annual report for information regarding the ownership of our subsidiaries as of December 31, 2002.

               D.          PROPERTY, PLANTS AND EQUIPMENT

               Our executive offices, research and development and laboratory facilities are located in Givatayim, Israel (a suburb of Tel Aviv). We currently lease approximately 12,260 square feet and our annual lease payments are approximately $160,000. Tracsat’s offices and operations facility are located in Buenos Aires. Tracsat currently leases 8,900 square feet with an annual lease payment of $42,000.

               See Note 10 of our Consolidated Financial Statements for information on our liens, pledge and guarantees.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

               A.          OPERATING RESULTS

Critical Accounting Policies

               In response to the Securities Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”, we identified the most critical accounting principles upon which our financial statements are based. We determined the critical principles by considering accounting policies that involve highly complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition, impairment of long-lived assets and restructuring expenses. We have stated these accounting policies in Note 2 to the consolidated financial statements, which are incorporated herein by reference.

Selected Financial Data

               The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with Israeli GAAP. Pursuant to the sale of all our holdings in NexusData, the assets, liabilities, operating results and cash flows attributed to NexusData have been deemed to be discontinued operations (see Note 18 to our consolidated financial statements); accordingly, our comparative financial data has been reclassified for all periods presented in this annual report. See Note 16 to our consolidated financial statements for a reconciliation of material differences between Israeli GAAP and U.S. GAAP for the years presented. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

	1998	1999	2000	2001	2002

Statement of Income Data:
Revenues, sales	$8,598	$3,810	$6,035	$12,375	$5,196
Revenues, services	—	—	—	108	1,165

Total Revenues	85,98	3,810	6,035	12,483	6,361

Cost of revenues, sales	6,863	5,325	4,498	9,355	3,528
Cost of revenues, services	—	—	—	1,002	948

Total Cost of Revenues	6,863	5,325	4,498	10,357	4,476
Gross profit (loss)	1,735	(1,515)	1,369	2,296	1,885
Research and development costs, net	4,576	1,334	1,397	1,654	1,377
Selling, general and administrative expenses	5,652	4,984	3,838	4,457	3,391
Operating loss	(8,493)	(7,833)	(3,698)	(3,815)	(2,883)
Financial expenses (income)	(22)	(833)	(221)	(209)	(266)
Other income (expenses)	(9)	(337)	(13,526)	(574)	(440)

	(8,524)	(9,003)	(17,445)	(3,450)	(3,589)
Minority interest in losses of a subsidiary	441	—	—	191	—
Net Loss for the year	(10,334)	(9,997)	(20,508)	(8,463)	(7,589)
Basic and diluted net loss per share	(2.58)	(2.25)	$(2.78)	$(0.83)	$(0.67)
Weighted average number of shares outstanding (in thousands)	4,026	4,442	7,369	10,162	11,289

Balance Sheet Data:
Total assets	13,331	7,921	13,944	13,488	10,098
Working capital (deficit)	(2,798)	(2,578)	537	(1,888)	(1,454)
Convertible debentures	—	3,000	2,500	—	1,020
Shareholders’ equity (deficiency)	2,457	(3,991)	(446)	(3,639)	(10,581)

Operating Results

               The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Statement of Operations Data to our total sales:

	Year Ended December 31,

	2002	2001	2000

Revenues	100%	100%	100%
Cost of Sales & Services	70	82	75
Gross profit	30	18	25
Research and development expenses, net	22	13	23
Selling, general and administrative expenses	53	36	64
Operating Income (loss)	(45)	(31)	(61)

Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Sales.  Our sales are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the sale of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly increases in sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base. Our revenues consist of (i) new installations of our systems, (ii) license fees or royalties from the use of our sold products and (iii) consecutive sales of our end unit devices, supporting expansion, enhancements and upgrades of our infrastructure products for existing customers. Sales sharply decreased 51% (or $6.1 million (from $12.5 million in 2002 to $6.4 million in 2001. The major decrease in revenues resulted from the sharp decrease in end unit sale volume to our customer in Venezuela, which was offset by the increase in sales of our SVR services in Argentina.

Cost of Revenues. Cost of revenues consists of (i) direct and indirect materials, (ii) subcontracting works, (iii) direct labor, (iv) depreciation and amortization and (v) other operating indirect costs. Our cost of sales decreased to 70% from yearly sales in 2002 as compared to 82% in 2001. This decrease was primarily the result of the Tracsat’s improved results in 2002.

Gross Profit.Gross profit decreased by $411,000 from a gross profit of $2,296,000 in 2001 to a gross profit of $1,885,000 in 2002.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Research and development expenses decreased by 17% to $1.4 million in 2002 from  $1.7 million in 2001.

Selling and Marketing Expenses.  Selling expenses consist of costs relating to promotion, marketing, labor costs, trade shows and exhibitions, sale commissions, sales support, travel and travel-related expenses. During 2002, we decreased our selling and marketing costs by 50%, from $2.2 million in 2001 to $1.1 million in 2002, mainly due to decreased commission payments derived from decreased sales and reduced labor costs.

General and Administrative Expenses.General and administrative expenses consist of (i) labor costs for management and administration personnel; and (ii) office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses slightly increased from $2.232 million in 2001 to $2.284 million in 2002.

Operating (Loss). As a result of the foregoing, our operating loss in 2002 decreased to $2,883,000 compared to an operating loss of $3,815,000 in 2001, mainly due to the reduction of operating expenses offset by the affect of decreased revenues.

Financial Income – (Expenses). Financial income (expenses) consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In 2002, our net financial expenses amounted to $266,000 compared to $209,000 in 2001.

Net Income (Loss). In 2002 we had a net loss of $7,589,000 as compared to a net loss of $8,463,000 in 2001 and $20,508,000 in 2000. Out of this total loss of $20.5 million, $13.0 million resulted from a one-time, cash-less write-off. NexusData’s discontinued operations contributed to a loss of $4 million in 2002 and $5.2 million in 2001.

Twelve Months Ended December 31, 2001 Compared with Twelve Months Ended December 31, 2000

Sales. Sales sharply increased 107% (or $6.5 million (from $6.0 million in 2000 to $12.5 million in 2001. The major increase in revenues resulted from the increase in end unit sale volume to our customers in South America and Israel.

Cost of Revenues. Our cost of sales increased to 82% from yearly sales, in 2001, as compared to 75% in 2000. This increase was the result of the incorporation of Tracsat S.A, while most of the sale increase was not attributed to Tracsat.

Gross Profit.Gross profit increased by $759,000 from a gross profit of $1,537,000 in 2000 to a gross profit of $2,296,000 in 2001.

Research and Development Costs. Research and development expenses increased by 18% to $1,654,030 in 2001 from $1,397,000 in 2000.

Selling and Marketing Expenses.  During 2001, we increased our selling and marketing costs by 79%, from $1,243,000 in 2000 to $2,225,000 in 2001, mainly due to increased commission payments derived from the increased sales, additional labor costs and travel expenses.

General and Administrative Expenses.General and administrative expenses slightly decreased by 14% from $2,595,000 in 2000 to $2,232,000 in 2001, although there was an increase in our doubtful debts.

Operating Income (Loss). As a result of the foregoing, our operating loss in 2001 decreased to $3,815,000 compared to an operating loss of $3,698,000 in 2000.

Financial Income – (Expenses). In 2001, our net financial expenses slightly decreased to $209,000, compared to $221,000 in 2000.

Net Income (Loss). In 2001 we had a net loss of $8,463,000 as compared to net loss of $20,508,000 in 2000. This relatively heavy loss in 2000 is primarily attributable to the one time, cash-less expense, deriving from the write off of our investment in GWH, amounting to $13 million, which occurred in 2000. In addition, NexusData’s discontinued operations contributed to a net loss of $5,204,000 in 2001 and $3,063,000 in 2000.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

               For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies.  However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.

               Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income. Salaries of our employees in Israel, are paid in Israeli shekels. These salary payments constitute the main portion of the costs of our operations in Israel. The dollar value of these salaries has decreased since the end of 2001 as a result of the depreciation of the Israeli shekel against the US dollar, which has not been offset by the rate of inflation in Israel.

               The exchange rate has fluctuated during the past six months from a high of NIS 4.929 to the dollar to a low of NIS 4.373 to the dollar.  The average high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW

	1 U.S. dollar =	1 U.S. dollar =
December 2002	NIS 4.791	NIS 4.632
January 2003	4.898	4.769
February 2003	4.929	4.81
March 2003	4.858	4.687
April 2003	4.671	4.521
May 2003	4.577	4.373

               The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 1998 – December 31, 1998	3.810 NIS/$1
January 1, 1999 – December 31, 1999	4.1396 NIS/$1
January 1, 2000 – December 31, 2000	4.0733 NIS/$1
January 1, 2001 – December 31, 2001	4.213 NIS/$1
January 1, 2002 – December 31, 2002	4.7378 NIS/$1

               B.          LIQUIDITY AND CAPITAL RESOURCES

               At December 31, 2002, we had a negative working capital of $1,454,000 and our current ratio (current assets to current liabilities) was 0.69:1. Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations. In April 2003, we closed an investment of $2.5 million in our share capital with a group of investors led by DBSI in exchange for the issuance of 58,545,455 ordinary shares and warrants to purchase an additional 40,981,818, constituting 74.6% of our share capital on a fully diluted basis, at the price of US $0.044 per share. Pursuant to our agreement with DBSI, AMS converted $723,000 of convertible debentures issued to it, and we repaid AMS an amount of $300,000 (see Item 4, “Recent Developments” and Note 17 of our consolidated financial statements for a description of our agreements with DBSI and AMS). As of December 31, 2002, we had a credit facility for approximately $3.6 million with Bank Hapoalim, B.M., which was overdrawn. In March 2003, we reached an understanding with our bank according to which a short-term credit in the amount of $3 million will be converted to a long-term loan for a period of five years. The bank also agreed to increase our credit line by approximately $500,000. This line of credit was made available against a floating lien on all of our assets.

               In 2002, net cash used in our continuing operating activities amounted to $747,000 as compared to net cash used in continuing operating activities of $2,721,000 in 2001. In 2002, net cash used in our continuing investing activities was $1,308,000 as compared to $1,676,000 net cash used in our continuing investing activities in 2001. In 2002, net cash provided by financing activities was $2.487.000 as compared to $7,310,000 provided by continuing financing activities in 2001. In 2002, net cash used in discontinued operations amounted to $1,363,000 as compared to $2,440,000 in 2001.

               Current liabilities decreased from $8,783,000 in 2001 to $4,648,000 at December 31, 2002, mainly due to the refinancing of a short-term credit line of $3.0 million into a long-term loan for a period of five years. Long-term liabilities increased from $745,000 in December 31, 2001 to $4,865,000 in December 31, 2002.

               We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world. We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern. However, we cannot assure you that we will be able to generate sufficient revenues from the sale of our products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we will depend on receiving financial support from our principal shareholders or other external sources. We cannot assure you that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements. Aside for the aforementioned long-term $3 million bank loan and additional credit facility from our bank of approximately $500,000, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research & development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult economic and political conditions in certain countries in which we operate, particularly Venezuela, Argentina and Israel.

               For a discussion of certain commitments and contingent liabilities of ours, see Note 10 to our financial statements included herein.

               C.          RESEARCH AND DEVELOPMENT

               We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new applications and products and enhancements to our existing systems and products are necessary to compete effectively. We devote a significant portion of our resources (i) to developing new applications and products to better compete in a rapidly evolving market, (ii) sustaining and upgrading existing products by improving serviceability and adding new capabilities and features, (iii) to decreasing the cost of owning and operating such products, and (iv) to maintaining close relationships with our customers to identify their product needs.

               Future growth will depend upon our ability to enhance our existing products and to introduce new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our Nexusphere network. Our net expenditures for research and development programs during the years ended December 31, 2002 and December 31, 2001, totaled approximately $1,377,000, and  $1,654,000, respectively. We expect that we will continue to commit substantial resources to research and development in the future.  As of April 31, 2003, the Company employed 17 persons in research and development. Our gross research and development expenses constituted approximately 29.8%and 13.9% of our sales, and our net research and development expenses constituted approximately 21.6% and 13.3% of such sales, in the respective years ended December 31, 2002 and 2001. For additional information concerning commitments for research development programs. (See Note 10 to our financial statements included elsewhere in this annual report.)

               The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist of the Ministry of Industry and Commerce of the State of Israel. Under the terms of Israel Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development are offset against our research and development costs.

               We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Binational Industrial Research and Development Foundation, or BIRD Foundation. Royalties from sales to the BIRD Foundation amount to 150% of the grant received. As of December 31, 2002, our contingent obligation to the BIRD Foundation was $1,925,000.

               In addition, we are conducting three major research and development projects aimed at enhancing our various systems. These projects involve an upgrade of the database utilized by our Nexusphere system, development of a significantly smaller remote mobile unit, which can be compatible with a GPS system for anti-theft and fleet-management applications concurrently and development of an enhanced base station receiver for the Nexusphere to further expand its applications. We expect to continue to commit substantial resources to research and development in the future.

               There can be no assurance that any of our developmental efforts will result in commercially successful products, that such products will be released in a timely manner or at all, or that we will be able to respond effectively to technological changes or new product announcements by others.

               We currently hold various United States patents relating to the use of Nexusphere communications technology for various aspects of reverse paging and mobile location. We have not invested the requisite payment to maintain our patents, and we may lose our rights to this proprietary technology in the near future.

               The pending patent applications filed by us involve complex legal and factual questions, and the scope and breadth of claims to be allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by us will afford protection against competitors with similar technology. In addition, we cannot assure you that the patents issued to us will not be infringed, designed around by others or invalidated. Some foreign countries provide significantly less patent protection than the United States. Patent applications in the United States are maintained in secrecy until patents issue, and because publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

               In addition to potential patent protection, we rely on the laws of unfair competition and trade secrets to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information by non-disclosure agreements with our employees, consultants, customers, strategic partners and potential strategic partners. Although we intend to protect our rights vigorously, there can be no assurance that secrecy obligations will be honored or that others will not independently develop similar or superior technologies or trade secrets. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. To the extent that consultants, key employees or other third parties, such as prospective joint venture partners or subcontractors, apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information, which disputes may not be resolved in our favor.

               Our proprietary technology also includes software. Much of the software algorithms are also included and claimed in the patent and issued patent applications for Nexusphere communications technology. Although software protection is currently available in the United States, there can be no assurance that the software patents will continue to be the subject of patent protection in the United States. Also, foreign patent protection for software is generally afforded lesser protection than in the United States.

               We also protect our trademarks and service marks in the United States through federal registration of key trademark names and reliance on common law trademark protection for other trade names. One United States federal trademark is registered, but there can be no assurance that this United States federal trademark will not at some future date be opposed by other trademark holders.

               D.          TREND INFORMATION

               The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

               In recent years, we have concentrated our operations on our location based security services in the areas of Automotive Vehicle Location and on the Stolen Vehicle Recovery markets, while sharply minimizing our research and development and marketing efforts of our two-way paging systems due to overall market trends.  We now operate predominantly in Latin America and Israel. Our business in Venezuela is currently halted due to severe economic conditions in that country, and our Argentinean subsidiary Tracsat has been negatively affected by economic and political instability in Argentina. We have now sold our share in NexusData, and we no longer operate in the automatic meter reading systems industry.

               The recent downturn in the world economy and in particular in the high technology sector may affect our sales, results of operations and the market price of our ordinary shares. The downturn may also affect these companies’ abilities to raise additional financing. However, we are optimistic that our cost-effective solutions shall perform favorably against services offered by our competitors.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

               A.          DIRECTORS AND SENIOR MANAGEMENT

               The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	47	Chairman of Board of Directors
Arik Avni	43	President and CEO
Alicia Rotbard	57	External Director
Ben Ami Gov	76	External Director
Barak Dotan	35	Director
Ken Lalo	45	Director
Yoel Rosenthal	48	Director
Hanoch Yokev*	55	Vice President, R&D and Chief Technology Officer
Ronen Stein	36	Vice President and Chief Financial Officer
Amir Haramaty*	41	Vice President, Sales
Zvika Weber	42	Vice President, Business Development
		*The directors and officers with an asterisk across from their name own less than one per cent of our issued share capital.

Yossi  Ben Shalom was appointed as our new Chairman of the Board of Directors in 2003. He had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others.  Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30M. Yossi is a co-founder of DBSI Investments Company.

Arik Avni was appointed as our President and Chief Executive Officer in 2003. He most recently served as President and Chief Executive Officer of Rav Bariach Securities, and Executive Vice President and Chief Financial Officer of the Rav Bariach Group, from 1999 to 2001. Prior to that he served as Tadiran Telecommunication Chief Financial Officer from 1996 to 1999. He held diverse positions in Tadiran from 1983 to 1996. Mr. Avni holds a B.A. in Economics and Statistics and an M.A. in Economics from Tel Aviv University.

Hanoch Yokev, one of our founders, has served as our Senior Vice President and Chief Technology Officer and as a director since our inception in 1991. From 1979 to 1991, he worked with Elisra, a subsidiary of Tadiran. At Elisra, he served as a System Engineer in connection with the development of several electronic warfare systems. His last position at Elisra was Chief Scientist. Mr. Yokev holds a Bachelor of Science degree in Physics from Tel Aviv University.

Alicia Rotbard has served as a director on our Board since 2002. In 1989 she founded DOORS Informations Systems, Inc. and served as its CEO until 2002. From 1989 she served as President and CEO of Quality Computers Ltd. From 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem.

Ben Ami Gov  was appointed as a director on the Board of Nexus in 2002. He also serves on the Board of the “Kanfei Zahav” Fund, the National Kibbutz Fund and the Technion’s Research and Development Organization. From 1990 to 1993 he served in the Presidency of the Industrial Union. From 1990 to 1992 he served as a special consultant to the Minister of Industry and Trade on the subject of the European Common Market. From 1987 to 1988 he served as General Manager of the Ministry of Communication and he also served on the Board of Directors of Bezeq at this time.  Mr Gov. has served on various boards of directors of publicly traded companies as well as industrial companies. Mr Gov holds a B.Sc in Mechanical and Industrial Engineering from the Technion in Haifa as well as an MBA degree.

Barak Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada [Nasdaq--JCDA], formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Ken Lalo was appointed a director on our Board in 2003. Mr. Lalo is the Executive Vice Chairman of Nipson SAS and Chairman of its US, UK and German subsidiaries.  From 2001, he served as Vice President, Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. and also as a member of the Boards of Directors of various affiliates of Koonras, including publicly traded and private companies. From 1993 until 2001, he served as Vice President and General Counsel, Clal Industries and Investments Ltd. and as a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. Mr Lalo holds an LL.B. from Tel-Aviv University, an M.C.L (Master of Comparative Law) degree from Georgetown University and an M.B.A from Northwestern University/Tel-Aviv University.

Yoel Rosenthal was appointed a director on our Board in 2003. He is a veteran accountant with over 20 years of experience.  Prior to joining D.B.S.I. Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Ronen Stein was appointed our Chief Financial Officer in 2002. He joined Nexus in June 2001.  From 1998 until 1991, Mr. Stein worked with Rada Electronic Industries. He was appointed the Chief Financial Officer of Rada in 1999 and served as its Chief Financial Officer until May 2002. Mr. Stein holds a B.Sc. in economics and accounting and an M.B.A from Tel Aviv University.

 Amir Haramaty was appointed our Vice-President of Sales and Chief Operating Officer on July 1, 2000. Prior to such appointment, Mr. Haramaty served as the Managing Director of Matrix Development, Director of Marketing & Business Development at Rabintex Industries, and was a senior project Manager at OAO Corp. Mr. Haramaty holds a B.Sc. in Technology and Management from the University of Maryland.

Zvika Weber was appointed our Vice-President of Business Development in April 2003. From February 1991 until April 2003, he served as Logistics Business Director at Nexus. From 1996 to December 2001, Mr. Weber served as Director of Product Management at Nice Systems Ltd. From 1980 to 1996, he served as a Major in the Israeli Air Force. Mr. Weber holds a Practical Engineering degree and B.A. in History of the Middle East and Geography from Bar Ilan University in Israel.

               B.          COMPENSATION

               The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2002, was approximately $584,000, which includes amounts set aside or accrued to provide pension, retirement or similar benefits but does not include amounts expended by us for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

               C.          BOARD PRACTICES

               Our Articles of Association provide for a Board of Directors of not less than two nor more than eight members. Pursuant to the DBSI investment, our board will consist of seven directors, four of which will be appointed by DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Between our annual meetings, the Board of Directors may appoint or dismiss directors by a majority vote of the Directors, provided that the maximum number of directors shall not exceed eight and shall be no less than two, unless determined otherwise by our shareholders by an ordinary resolution. Officers serve at the discretion of the Board of Directors.

               Pursuant to Israeli law we are required to appoint two outside directors. These directors must be residents of Israel and unaffiliated with Nexus and our principals. Any committee of the Board of Directors that is authorized to exercise any function of the board must include at least one outside director.

               Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting, or the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

               The initial term of an outside director is three years and may be extended for  one additional term of three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

               An outside director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

               The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

               Under the Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the new Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

               Ms. Alicia Rotbard and Mr. Ben Ami Gov currently serve as our outside directors.

               An outside director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

               D.          EMPLOYEES

               The following table sets forth the number of our employees (excluding NexusData employees; see Note 18 to our consolidated financial statements) at the end of each of the last three years:

	Israel	U.S.A.	Other	Total

Sales and Marketing	2	1	2	5
Administration	7	0	3	10
Research and Development	17	0	0	17
Other	12	0	10	22
Total	38	1	15	54

	Israel	U.S.A.	Other	Total

Sales and Marketing	3	1	3	7
Administration	14	0	3	17
Research and Development	22	0	0	22
Other	16	0	9	25
Total	55	1	15	71

	Israel	U.S.A.	Other	Total

Sales and Marketing	4	1	1	6
Administration	13	0	0	13
Research and Development	18	0	0	18
Other	12	0	0	12
Total	47	1	1	49

               We have entered into employment contracts with substantially all of our employees, all of which include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. Under those contracts, employee salaries are fixed in dollars. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

               Israeli law generally requires severance upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our senior employees to a fund known as the “Managers’ Insurance.” This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum of payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

               E.          SHARE OWNERSHIP

               Most of our employees own Ordinary Shares and/or options to purchase Ordinary Shares of Nexus. None of the named employees owns shares and/or options amounting to 1% or more of the outstanding Ordinary Shares.

               For information concerning option grants to our directors and officers, see as incorporated by reference in this Item 6 above and Item 7: “Major Shareholders and Related Party Transactions” below.

Employee Share Option Plans

For information concerning our employee share option plans, see as incorporated by reference, Note 13 of our consolidated financial statements.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

               A.          MAJOR SHAREHOLDERS

               The following table and notes thereto set forth certain information as of May 31, 2003 concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by (i) each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (ii) all current directors, the nominees and executive officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Number of Shares Owned (1)	Percent of Shares
Name of Beneficial Owner
DBSI Investment Ltd. (2)	77,762,923(3)	58.7%
AMS Electronics Ltd.	17,000,500	12.9%

(1)

The number of ordinary shares issued and outstanding on May 31, 2003 was 131,628,287 ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days.  The aggregate amount of these shares are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, except as described below.

(2)

Pursuant to a proxy instrument granted to DBSI Investment Ltd. by AMS Electronics Ltd. with respect to all of the voting power in the Company held by AMS, DBSI is said to have actual voting power of 71.6%.

(3)

Represents 45,454,545 ordinary shares currently owned a warrant to purchase 31,818,182 ordinary shares pursuant to the DBSI investment of March 2003, and 490,196 shares from a previous round of investment.

               B.          RELATED PARTY TRANSACTIONS

Sale of NexusData

               In February 2003 we completed the sale of all of our holdings in NexusData to Storm International, which subsequently assigned all of its rights and obligations to Nexus LLC. Mr. Yaron Sheinman, the former Chairman of our Board of Directors, is one of the members of Nexus LLC,  and took part in the sale transaction. This transaction was ratified by our audit committee, Board of Directors and shareholders in accordance with the laws of the State of Israel.

Agreements with AMS.

               Pursuant to the DBSI investment agreement, we reached an agreement with our main manufacturer, AMS Electronics Ltd., such that AMS converted $723,162 (a sum including interest accrued thereon), out of a convertible debenture purchased by us at a price equal to the price paid in the DBSI investment round of financing, namely $0.044, into 16,435,500 ordinary shares. 600,000 of these shares were held in trust and have been released to AMS. We agreed to register for trade 400,000 of the shares issued to AMS in connection with the convertible debenture. We also agreed to return to AMS $300,000 out of the convertible debenture that was purchased by AMS following the closing of the DBSI investment financing round.

               In January 2002, we entered into a major manufacturing agreement with AMS, for the manufacture of a significant portion of our end units and those of NexusData, minimally valued at $36 million.  This agreement was amended such that we were released from our undertaking to issue purchase orders to AMS minimally valued at $36 million and have committed to make purchases of our end units from AMS amounting to at least $10 million over the course of a four-year period, provided that there is actual demand for these products from our customers.  In addition, we will not be liable for any liabilities of NexusData under this agreement and in no event shall a claim be made by AMS against us relating to NexusData’s liabilities.  AMS was also granted exclusivity and/or right of first refusal rights in connection with its manufacture of our products.

Management Agreement with DBSI Investments Ltd.

               Pursuant to the share purchase agreement with DBSI Investments Ltd., DBSI provides us with management services in consideration for a management fee of $180,000 to be paid in quarterly installments of $45,000.

               Employment Agreement with our Chief Executive Officer

               In June 2003, our Audit Committee and Board of Directors approved an agreement with Mr. Arik Avni to serve as our chief executive officer. Pursuant to the agreement, Mr. Avni will receive an annual gross salary of NIS 300,000 and will also be eligible to receive an annual bonus equivalent to 8% of our annual earnings before income tax. In addition to the customary benefits in Israel, Mr. Avni will also be granted options to purchase 6,850,000 of our ordinary shares at an exercise price of $0.044 per share. These options can be exercised in five tranches: 50% of such options may be exercised following eighteen months of employment and the remaining 50% of such options may be exercised in four equal amounts for each quarter thereafter.

               C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.              FINANCIAL INFORMATION

               A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

               The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

               There are no material legal proceedings against us. The aggregate potential exposure to all legal claims against us represents less than US $100,000.

               B.          SIGNIFICANT CHANGES

               For a description of significant events, which took place since the year ending December 31, 2002, see as incorporated by reference in “Item 4-Information on the Company-Recent Developments” above.

ITEM 9.              THE OFFER AND LISTING

               A.          OFFER AND LISTING DETAILS

Markets and Share Price History

               Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our Ordinary Shares were quoted on Nasdaq under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002 the OTC Bulletin Board reported trading in the Ordinary Shares under the symbol NXUS. The table below sets forth the high and low bid prices of our Ordinary Shares, as reported by Nasdaq or the OTC Bulletin Board during the indicated periods.

Period	High	Low

May 2003	$0.28	0.16
April 2003	0.27	0.13
March 2003	0.24	0.06
February 2003	0.10	0.06
January 2003	0.11	0.06
Fourth Quarter 2002	0.35	0.16
Third Quarter 2002	1.30	0.10
Second Quarter 2002	1.57	0.90
First Quarter 2002	2.49	1.38
Fourth Quarter 2001	2.77	1.38
Third Quarter 2001	4.18	1.25
Second Quarter 2001	2.30	0.53
First Quarter 2001	1.12	0.50
2000	13.44	0.50
1999	4.44	1.62
1998	7.16	2.62

               As of June 17, 2003, there were 100 record holders of Ordinary Shares, including 48 record holders in the United States (who held 12,144,178 of our outstanding Ordinary Shares).

               B.          PLAN OF DISTRIBUTION

Not applicable

               C.          MARKETS

               Our shares are listed for trade on the Over-The-Counter Bulletin Board under the symbol “NXUS”.

               D.          SELLING SHAREHOLDERS

Not applicable

               E.          DILUTION

Not applicable

               F.          EXPENSES OF THE ISSUE

Not applicable

ITEM 10.            ADDITIONAL INFORMATION

               A.          SHARE CAPITAL

Not applicable

               B.          MEMORANDUM AND ARTICLES OF ASSOCIATION

               Our registration number at the Israeli registrar of companies is 52-004147-6.

Articles of Association; Israel Companies Law

Articles of Association

               In February 2000, the Company’s Ordinance (New Version)-1983 was replaced by the Companies Law. Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our Articles are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law. Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

               The objective of our company as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

               We have currently outstanding only one class of securities. Pursuant to a one-for-three reverse stock split of our ordinary shares, effective as of April 2001, each three shares of our old Ordinary Shares with a par value of NIS 0.01 each were converted into one Ordinary Share with a par value of NIS 0.03 per share. Accordingly, all shares and per share data in this annual report have been retroactively adjusted to reflect the reverse stock split. No preferred shares are currently authorized.

               Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution carried at a General Meeting by 75% of those who voted is required. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

               Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
•	increase or reduction of our authorized share capital [or the rights of shareholders or a class of shareholders]- Sections 286 and 287 of the Israeli Companies Law
•	any merger as provided in section 320 of the Israeli Companies Law; and
•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

               A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given at least 21 days, but not more than 35 days, prior to the special meeting.

The Israeli Companies Law

               The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the managing director or (vii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

               The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

               In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise. The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

               Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

               (a)          all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and
               (b)          the matter requires approval of the shareholders at a general meeting.

               According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

               The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

               In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. The regulations to the Israeli Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

               In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Mr. Ben Ami Gov and Ms Alicia Rotbard currently serve on our Board of Directors as External Directors. Ms. Alicia Rotbard, Mr. Ben Ami Gov and Ms. Ruth Gantz currently serve on our Audit Committee.

               C.          MATERIAL CONTRACTS

               For a summary of our material contracts, see “Item 4—Information on the Company—Recent Developments”.

               D.          EXCHANGE CONTROLS

               Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion pursuant to the general permit issued under the Israeli Currency Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.
Investments outside Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

               E. TAXATION AND GOVERNMENT PROGRAMS

               The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us and our subsidiaries. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we, and some of our subsidiaries benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

               The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

               Israeli companies are generally subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI.

Law for the Encouragement of Capital Investments, 1959

               Certain of our operations have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, as amended (referred to as the Investment Law).

               The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

               Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 36% as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefit may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefits period may extend to a maximum of ten years from the commencement of the benefit period. Notwithstanding the foregoing, taxable income, of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the Benefit Period and is taxed at a rate of 25% for the remainder of the Benefit Period. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a Mixed Enterprise), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

               A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises, which sought approval no later than December 31, 2002. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay company tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

               For a company with foreign investment of:

Company Tax Rate	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% of more	10%

               In addition, a company owning an Approved Enterprise may elect to forego certain Government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending in part on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefits Period.

               A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the company’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

               The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally, 15% as compared to 25%), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

               Subject to certain provisions concerning income subject to mixed enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

               The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

               Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage differences and interest

               In January 2003, we received a letter from the Israel Investment Center asserting that we did not fully implement our approved investment program and as such, all of the benefits we received under this approved investment program may be cancelled. Since we have operated at a loss since our inception, we have not been able to take advantage of the tax exemptions as an Approved Enterprise and therefore the cancellation of our approved investment program may only have an impact on our future operations.

Tax Benefits and Grants for Research and Development

               Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

Law for the Encouragement of Industry (Taxes), 1969

               The following preferred corporate tax benefits, among others, are available to Industrial Corporations, which may be applicable to us:

               (a)          Amortization of purchases of know-how and patents over eight years for tax purposes.
               (b)          Amortization of expenses incurred in connection with certain public security issuances over a three-year period.
               (c)          Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the Company.  (As of November 1994, this exemption was repealed, however, it applies to our shareholders pursuant to a grand-fathering clause.) This exemption applies only to gains that accrued before January 1, 2003.
               (d)          Accelerated depreciation rates on equipment and buildings.

Israeli Capital Gains Tax

               Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax.  This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

               As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on NASDAQ or are traded on the Tel Aviv Stock Exchange or on a designated foreign stock market.  However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

               In any event, under the US-Israel Tax Treaty, a US treaty resident may only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

Israeli Tax on Dividend Income

               Israeli tax at a rate of 25% is generally withheld at source from dividends paid to Israeli individuals and non-residents; in general, no withholding tax is imposed on dividends paid to Israeli companies (subject to the provision of the Israeli Income Tax Ordinance).  The applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%.  These rates are subject to the provisions of any applicable tax treaty.

               Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise.  Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5% subject to certain conditions.

               F.          DIVIDENDS AND PAYING AGENTS

Not Applicable

               G.          STATEMENT BY EXPERTS

Not Applicable

               H.          DOCUMENTS ON DISPLAY

               We are required to file reports and other information with the securities and exchange commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the securities and exchange commission may be inspected and copied at the securities and exchange commission’s public reference facilities described below. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies.Therefore, we publicly announce our year-end results promptly and file information with the securities and exchange commission under the cover of Form 6-K as required. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

               You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.  We also generally make available on our own web site (www.nexus.telocation.com) all our quarterly and year-end financial statements as well as other information.

               Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

               I.          SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                              RISK

Interest Rate Risks

               Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and convertible debentures. We have not used interest derivative financial instruments. As of December 31, 2002, we had financial assets totaling approximately $214,000 and total funds borrowed of $4,848,000 including a convertible debenture. The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $20,000, holding other variables constant.

Currency Exchange Rate Risks

Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition. From the beginning of 2001, we have used financial instruments to hedge the following foreign currency exposure risks. From the beginning of 2001 until the end of 2002, we have been using financial instruments, from time to time, to hedge foreign currency exposure risks.

               Our revenues generated by Tracsat are mostly denominated in Argentine pesos and are therefore exposed to exchange rate differences between the Argentine peso and the United States dollar. Assuming an adverse foreign exchange rate fluctuation, we would experience a reduction in U.S dollar revenues.

Expenses in New Israel Shekels

               The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 6.5%, 1.4% and 0.0% in 2002, 2001 and 2000, respectively. At the same time, the devaluation of the NIS against the U.S. dollar was 7.3%, 9.3% and -2.7% in 2002, 2001 and 2000, respectively.Assuming a difference of 10% between the devaluation of the US Dollar against the NIS, and the inflation, we would experience an increase of approximately $278,000 in our expenses due to that effect. For further discussion with respect to the devaluation of the NIS, see the discussion under the caption “Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets” in Item 5.

ITEM 12.             DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                              HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.             CONTROLS AND PROCEDURES

               An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual 20-F, our chief executive officers and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.             [RESERVED]

PART III

ITEM 17.             FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.             FINANCIAL STATEMENTS

               The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.             EXHIBITS

1.1          Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

1.2          Articles of Association filed by us as Exhibit 3.2 to our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

3.1          Shareholders’ Agreement among various shareholders and us dated as of January 10, 2000 filed by us as Exhibit 10.6 to our Registration Statement on Form F-3, registration number 333-11562, and incorporated herein by reference.

3.2          Securities Purchase Agreement among various purchasers and us, dated January 10, 2000 filed by us as Exhibit 10.1 to our Registration Statement on Form F-3, registration number 333-11562, and incorporated herein by reference.

3.3          Global Wireless Holdings, Inc. Shares of Series B Convertible Preferred Stock Subscription Agreement filed by us as Exhibit 10.2 to our Registration Statement on Form F-3, registration number 333-11562, and incorporated herein by reference.

3.4          Aptel Ltd. Share Purchase Agreement dated January 10, 2000 filed by us as Exhibit 10.7 to our Registration Statement on Form F-3, registration number 333-11562, and incorporated herein by reference.

3.5          Asset Acquisition Agreement, dated as of March 9, 2001, by and between Global Wireless Holdings, L.P. and us filed by us as Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

3.6          Share Purchase Agreement, dated as of April 18, 2001, among various purchasers and us filed by us as Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

3.7          Share Purchase Agreement, dated as of June 16, 2001, among DBSI Investments Ltd. and us filed by us as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

3.8          Share Purchase Agreement, dated January 15, 2002, between A.M.S. Electronics Ltd. and us filed by us as Exhibit 3.8 to our Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference.

3.9          Manufacturing and Purchase Agreement, dated as of January 15, 2002, by and among AMS Electronics Ltd., Nexus Data Inc., Nexus Data (1993) Ltd and us.

3.10        Offer to Acquire Agreement, dated as of December 24, 2002 between Storm International and us.

3.11        Amendment to Manufacturing and Purchase Agreement, dated March 12, 2003, by and among AMS Electronics Ltd and us.

3.12        Share Purchase Agreement, dated as of March 13, 2003 by and among DBSI and other Investors and us.

8.1          A list of our subsidiaries is found in the Appendix to our consolidated financial statements and incorporated herein by reference.

10.1        Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel).

12.1        Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.2        Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 24th day of June, 2003.

NEXUS TELOCATION SYSTEMS LIMITED

By:	/s/ Yossi Ben Shalom

Yossi Ben Shalom Chairman of the Board of Directors

CERTIFICATIONS

I, Arik Avni, certify that:

1.     I have reviewed this annual report on Form 20-F of Nexus Telocation Systems Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     _________________, 2003

/S/ ARIK AVNI

Arik Avni Chief Executive Officer

CERTIFICATIONS

I, Ronen Stein, certify that:

1.     I have reviewed this annual report on Form 20-F of Nexus Telocation Systems Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     _________________, 2003

/S/ RONEN STEIN

Ronen Stein Chief Financial Officer

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders’ Deficiency	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 33

Appendix to Consolidated Financial Statements	34

- - - - - - - - - - - -

•	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

NEXUS TELOCATION SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Nexus Telocation Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors’ Regulations (Auditors Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 16).

Tel-Aviv, Israel April 30, 2003	KOST FORER & GABBAY A Member of Ernst & Young Global

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2001

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$71	$1,002
Short-term bank deposits	64	75
Trade receivables (net of allowance for doubtful accounts of $ 860 and
$ 846 at December 31, 2002 and 2001, respectively)	1,134	3,191
Other accounts receivable and prepaid expenses (Note 3)	661	1,123
Inventories	1,264	(* 1,504

Total current assets	3,194	6,895

LONG-TERM INVESTMENTS:
Severance pay fund	510	429
Investment in investees (Note 4)	2,007	2,763

	2,517	3,192

PROPERTY AND EQUIPMENT, NET (Note 5)	1,535	(* 1,403

INTANGIBLE ASSETS, NET (Note 6)	210	286

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 18)	2,642	1,712

Total assets	$10,098	$13,488

*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2002	2001

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$848	$3,335
Trade payables	1,913	2,759
Other accounts payable and accrued expenses (Note 8)	1,887	2,689

Total current liabilities	4,648	8,783

LONG-TERM LIABILITIES:
Long-term loan	3,000	-
Accrued severance pay	845	745
Convertible debentures (Note 9)	1,020	-

	4,865	745

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS
(Note 18)	11,166	7,599

SHAREHOLDERS’ DEFICIENCY (Note 11):
Share capital -
Ordinary shares of NIS 0.03 par value: Authorized - 16,376,381 shares at December 31, 2002 and 2001; Issued and outstanding -11,289,932 and 10,889,932 shares as of December 31, 2002 and 2001, respectively	94	91
Additional paid-in capital	77,373	76,402
Cumulative foreign currency translation adjustments	(1,899)	(1,572)
Accumulated deficit	(86,149)	(78,560)

Total shareholders’ deficiency	(10,581)	(3,639)

	$10,098	$13,488

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2002	2001	2000

Revenues:
Sales	$5,196	$12,375	$6,035
Services	1,165	108	-

Total revenues (Note 14b)	6,361	12,483	6,035

Cost of revenues:
Sales	3,528	9,355	4,498
Services	948	832	-

Total cost of revenues (Note 15a)	4,476	10,187	4,498

Gross profit	1,885	2,296	1,537

Operating expenses:
Research and development, net	1,377	1,654	1,397
Sales and marketing (Note 15b)	1,107	2,225	1,243
General and administrative (Note 15c)	2,284	2,232	2,595

Total operating expenses	4,768	6,111	5,235

Operating loss	(2,883)	(3,815)	(3,698)
Financial expenses, net (Note 15d)	(266)	(209)	(221)
Other income (expenses) (Note 15e)	(440)	574	(13,526)

	(3,589)	(3,450)	(17,445)
Minority interest in losses of a subsidiary	-	191	-

Loss from continuing activities	(3,589)	(3,259)	(17,445)
Loss from discontinued operations, net (Note 18)	(4,000)	(5,204)	(3,063)

Net loss for the year	$(7,589)	$(8,463)	$(20,508)

Basic and diluted loss per share from continuing operations (in U.S. $)	$0.32	$0.32	$2.37
Basic and diluted loss per share from discontinued operations (in U.S. $)	0.35	0.51	0.41

Total basic and diluted loss per share (in U.S. $)	$0.67	$0.83	$2.78

Weighted average number of shares outstanding (in thousands)	11,289	10,162	7,369

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Cumulative foreign currency translation adjustment	Accumulated deficit	Total shareholders’ deficiency

Balance as of January 1, 2000	$43	$45,574	$(19)	$-	$(49,589)	$(3,991)

Issuance of shares, net	21	20,868	-	-	-	20,889
Exercise of warrants	1	2,058	-	-	-	2,059
Amortization of deferred stock compensation	-	-	19	-	-	19
Conversion of convertible debentures	1	499	-	-	-	500
Issuance of warrants	-	125	-	-	-	125
Exercise of options	1	460	-	-	-	461
Net loss	-	-	-	-	(20,508)	(20,508)

Balance as of December 31, 2000	67	69,584	-	-	(70,097)	(446)

Issuance of shares, net	13	3,962	-	-	-	3,975
Issuance of shares in respect of
acquisition of subsidiary	3	364	-	-	-	367
Conversion of convertible debentures	8	2,492	-	-	-	2,500
Foreign currency translation adjustments	-	-	-	(1,572)	-	(1,572)
Net loss	-	-	-	-	(8,463)	(8,463)

Balance as of December 31, 2001	91	76,402	-	(1,572)	(78,560)	(3,639)

Issuance of shares, net	3	971	-	-	-	974
Foreign currency translation adjustments	-	-	-	(327)	-	(327)
Net loss	-	-	-	-	(7,589)	(7,589)

Balance as of December 31, 2002	$94	$77,373	$-	$(1,899)	$(86,149)	$(10,581)

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Loss for the year	$(7,589)	$(8,463)	$(20,508)
Adjustments to reconcile net loss to net cash used in
operating activities:
Loss from discontinued operations	4,000	5,204	3,063
Depreciation and amortization	846	546	422
Interest on convertible debentures	20	-	-
Accrued severance pay, net	19	50	17
Minority interest in losses of subsidiary	-	(191)	-
Impairment of investments	680	2,695	13,000
Impairment of inventories	324	13	86
Gain on sale of property and equipment	-	(6)	-
Decrease (increase) in trade receivables	2,039	(990)	(2,242)
Decrease in other accounts receivable and prepaid expenses	232	39	2
Decrease (increase) in inventories	(167)	(* 451	38
Increase (decrease) in trade payables	(584)	1,037	585
Increase (decrease) in other accounts payable and accrued expenses	(56)	(1,409)	1,223
Increase (decrease) in customer advances	(701)	(1,507)	1,507

Net cash used in continuing operations activities	(937)	(2,531)	(2,807)

Net cash used in discontinued operations activities	(3,899)	(3,826)	(2,637)

Net cash used in operating activities	(4,836)	(6,357)	(5,444)

Cash flows from investing activities:
Purchase of property and equipment	(1,175)	(* (691)	(274)
Investment in short-term bank deposits	(22)	(75)	-
Investment in other assets	-	(5)	(51)
Proceeds from sale of property and equipment	3	130	13
Investment in investees	76	(574)	(15,803)
Acquisition of subsidiary consolidated for the first time, net of cash acquired (a)	-	(651)	-

Net cash used in continuing investing activities	(1,118)	(1,866)	(16,115)

Net cash provided by (used in) discontinued operations
activities	27	(746)	(485)

Net cash used in investing activities	(1,091)	(2,612)	(16,600)

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2001	2000

Cash flows from financing activities
Proceeds from issuance of convertible debentures	1,000	-
Proceeds from issuance of shares, net	974	3,975	20,889
Proceeds from exercise of warrants and options	-	-	2,645
Short-term bank credit, net	513	3,335	(3,751)

Net cash provided by continuing financing operations activities	2,487	7,310	19,783

Net cash provided by discontinued financing operations activities	2,509	2,132	3,297

Net cash provided by financing activities	4,996	9,442	23,080

Effect of exchange on cash and cash equivalents	-	(1,060)	-

Increase (decrease) in cash and cash equivalents	(931)	(587)	1,036
Change in cash classified as assets attributed to discontinued operations	-	881	(854)
Cash and cash equivalents at the beginning of the year	1,002	708	526

Cash and cash equivalents at the end of the year	$71	$1,002	$708

(a) Acquisition of Tracsat S.A.
Fair value of assets acquired and liabilities assumed at date of acquisition:
Accounts receivable	$-	$(800)	$-
Inventory	-	(60)	-
Property and equipment	-	(1,188)	-
Issuance of shares	-	367	-
Other accounts payable	-	518	-
Trade payables	-	286	-
Minority interest	-	226	-

	$-	$(651)	$-

Supplementary disclosure of cash flow activities
Non-cash information:
Conversion of convertible debentures	$-	$2,500	$500

Conversion of trade receivables into long-term loan to investee	$-	$350	$1,145

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced its operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. The Company shares are traded on the OTC Bulletin Board.

b.

The Company has decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc. a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and third party Investor signed an Offer agreement to Acquire Nexus Data Inc (ND). According to the agreement, the Investor will acquire 100% of the outstanding share capital of ND for the consideration of US$1 and Nexus will waive 100% of ND debt to it and ND will commit to pay Nexus a total amount of 1 million after ND would have had four consecutive quarters of positive cash flows and net assets of at least $10 million. The agreement was subject to the Investor reaching certain agreements. These agreements were achieved during the first quarter of 2003 and the closing was carried out in February 2003.

Due to the fact that ND’s operations are no longer part of the Company’s operation, ND’s operations are disclosed as discontinued operations (see Note 18).

c.

During 2001, the Company purchased 92.5% of Tracsat S.A. (Tracsat) share capital. Tracsat is an operator of the Company’s systems and products providing stolen vehicle recovery services, in Buenos Aires, Argentina.

d.

Three customers accounted for 80% of the group’s revenue for the year ended December 31, 2002, three customers accounted for 96% of the group’s revenue for the year ended December 31, 2001 and four customers accounted for 99% of the group’s revenue for the year ended December 31, 2000 (see Note 14b(3)).

	e.	Definitions:

		Related parties	-	as defined in Statement No. 29 of the Institute of Certified Public Accountants in Israel (“the Israeli Institute”).

		Subsidiary	-	a company controlled or owned to the extent of more than 50% by the Company.

		Investee	-	a company that is presented under the cost method.

		The Group	-	the Company and its subsidiaries.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

	f.	As of December 31, 2002, the Company has a shareholders’ deficiency in the amount of $ 10,581, and working capital deficiency in the amount of $ 1,454.

In March 2003, the Company reached an understanding with its bank according to which a short-term credit in the amount of $ 3,000 will be converted to a long-term loan for a period of five years. The loan principal will be paid starting from two years after the date of this agreement. The bank also agreed to increase the Company’s credit line, in the amount of approximately $ 500. In April 2003, the Company raised $ 2,576 as proceeds from the issuance of shares (see Note 17).

Company’s management is in the opinion that these arrangements will allow the company to continue its operations as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel which differ in certain respects from those followed in the United States (see Note 16).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The majority of the Company’s revenues is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company and its subsidiaries costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Until March 31, 2002, the currency of the primary economic environment of the Company’s subsidiary was Argentinean Peso. Due to the change in the economic facts and circumstances of the subsidiary’s operations there was a change in the currency of the primary economic environment from the Argentinean Peso to U.S. dollars.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (a list of Group companies is presented in an appendix to the financial statements). Intercompany transactions and balances had been eliminated upon consolidation.

	d.	Cash equivalents:

The Group considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

	e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits, including accrued interest. Such deposits are presented at their cost, including the related accrued interest.

	f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the “first-in, first-out” method for all types of inventories. Inventories include raw materials and components for manufacturing systems.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Inventory write-offs for the years ended December 31, 2002, 2001 and 2000 were in the amount of $ 324, $ 13 and $ 86, respectively.

	g.	Investment in investees:

Investment in companies in which the Company does not have significant influence over their operating and financial policies is presented using the cost method of accounting.

The Company periodically assesses the recoverability of the carrying amount of investment in investees and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such investments. During the years 2002, 2001 and 2000, an impairment of $ 680, $ 2,695 and $ 13,000, respectively was recorded.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and development equipment	10 - 33 (mainly 20)
Office furniture and equipment	6 - 15
Motor vehicles	15
Leasehold improvements	Over the term of the lease
Network installation	20
Installed products	33

The Group periodically assesses the recoverability of the carrying amount of property and equipment, and provides for any possible impairment loss, based upon the difference between the carrying amount and fair value of such assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposals of Long-Lived Assets” As of December 31, 2002, no impairment losses have been identified.

i.	Other assets:

Patents are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets, which is 8 years.

The Company regularly performs reviews to determine whether the carrying value of the patents is impaired. The reviews take into consideration facts or circumstances, either internal or external, which indicate that the carrying value of the patents cannot be recovered. No impairment losses have been identified as of December 31, 2002.

j.	Provision for warranty:

The Company provides warranties for no additional cost on the systems it sells of approximately one year. The provision is computed on the basis of specific management evaluation, based on the Company’s past experience.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Revenue recognition:

Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. The Company follows SFAS 48 “Revenue Recognition, when right of return Exits”. Accordingly, based on the Company’s management experience, no provision was recorded for the years ended December 31, 2002, 2001 and 2000.

Deferred revenue includes amounts received from customers for which revenue has not been recognized.

	l.	Research and development costs:

Research and development costs, net of grants received, are charged to expenses as incurred.

	m.	Grants:

Grants from the European community are recognized at the time in which the Company is entitled to such grants, on the basis of the related costs incurred, and included as a deduction of research and development costs.

	n.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were $ 16, $ 16 and $ 14, respectively.

	o.	Deferred income taxes:

Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

Deferred tax balances are computed at the tax rate that will be in effect when those taxes are released to the statement of operations.

Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold these investments.

Due to the Group’s history of losses, management currently believes that it is more likely than not that the deferred tax regarding loss carryforward and other temporary differences will not be realized in the foreseeable future, therefore, the Company provided full valuation allowance.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Basic and diluted net loss per share:

Net loss per share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and share equivalents outstanding during each period.

The dilutive effect of options and convertible debentures is included in the computation of basic net earnings per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible debentures, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible debentures. The effect of options and convertible debentures is anti-dilutive and therefore excluded from the calculation of diluted net loss per share.

	q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), are provided in Note 11.

	r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist mainly of cash and cash equivalents, short-term bank deposits and trade receivables.

Cash and cash equivalents and short-term bank deposits are deposited in U.S. dollars with major banks in Israel and the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Trade receivables include amounts billed to clients located mainly in Israel and South America. Long-term loan to investee has no terms of repayment. Management periodically evaluates the collectibility of these trade receivables and loans to investee to reflect the amounts estimated to be uncollectible. The allowance is determined in respect of specific debts whose collection, according to management opinion, is doubtful. As of major costumers, see note 14b(3).

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. The liability is presented on the undiscounted basis. Employees are entitled to one month’s salary for each year of  employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 were $ 166, $ 181 and $ 145, respectively.

	t.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, short-term bank credit, trade receivables, other accounts receivable, trade payables, other accounts payable, and convertible debentures approximate their fair value due to their short-term maturity.

The carrying amounts of the Group’s borrowing under its short-term bank credit, convertible debentures and the Company’s loans to investees were estimated using discounted cash flow analyses, based on the Group’s incremental borrowing rates for similar types of borrowing arrangements.

	u.	Convertible debentures:

Convertible debentures are included on the basis of the likelihood of conversion as determined in Opinion No. 53 of the Institute of Certified Public Accountants in Israel. In the event that their conversion is not anticipated, they are included as liabilities according to their liability value, if their conversion is anticipated, they are included between the liabilities and shareholders’ equity according to either their liability or capital value, whichever is higher.

As of December 31, 2002, the convertible debentures are presented as long-term liabilities.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	v.	Implementation of new accounting standards and their impact on the financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods.

Accounting Standard No. 13 prescribes principles with regard to the matter of the changes in the exchange rates of foreign currencies. This Standard replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of the financial statements. The Standard deals with the translation of transactions in foreign currency, and with the translation of the financial statements of outside activities for the purpose of combining them with the financial statements of the reporting company. The translation principles of Standard No. 13 will apply to financial statements for periods commencing subsequent to December 31, 2002.

In accordance with the provisions of Accounting Standard No. 13, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

On December 31, 2002, the Israel Accounting Standards Board decided to defer the implementation of Standard No. 13, in the context of Accounting Standard No.17, to January 1, 2004.

The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. This Accounting Standard, which is based on International Accounting Standard No. 34, “Financial Reporting for Interim Periods”, and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

Management does not anticipate that the adoption of the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During December 2002, the Israel Accounting Standards Board published Accounting Standard No. 15, which deals with the decline in the value of assets, is based on International Accounting Standard No. 36, and prescribes the accounting treatment in the case of a decline/elimination of the decline, in the value of a company’s assets, including investments in affiliates that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003. The Council of the Israel Accounting Standards Board deferred the coming into force of Accounting Standard No. 15 until March 3, 2003.

The Company is in a process of valuating the implications of this standard.

	w.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current years presentation.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2001

Government authorities	$278	$613
Employees	26	35
Grants from European Community	229	-
Prepaid expenses	72	56
Advance payment to suppliers	45	327
Others	11	92

	$661	$1,123

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	INVESTMENT IN INVESTEES

	December 31,

	2002	2001

Eden (a)	$2,007	$2,083
MAGA (b)	-	500
Tri-Angle (b)	-	180

	$2,007	$2,763

(a)	The Company holds approximately 14% of Eden Telecom Ltd.’s share capital and of the voting rights.

Eden provides stolen vehicles recovery and location services based on Nexus Network System Technology.

	December 31,

	2002	2001

Cost of shares	$1,398	$1,398
Long-term loans (1)	79	685
Capital note (2)	530	-

	$2,007	$2,083

	(1)	A balance of $ 79 bears interest of Prime minus 0.3%. The maturity date has not yet been determined.
	(2)	On December 31, 2002, a loan of $ 530 was converted into a capital note, which bears no interest and has no linkage.

(b)	During 2002, the Company wrote-off its investment in MAGA and in Tri-Angle.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,

	2002	2001

Cost:
Installed products	$1,252	$190
Computers and development equipment	2,068	2,220
Office furniture and equipment	292	300
Motor vehicles	22	25
Leasehold improvements	414	426
Network installation	270	342

	4,318	3,503

Accumulated depreciation:
Installed products	196	-
Computers and development equipment	1,842	1,572
Office furniture and equipment	179	155
Motor vehicles	18	17
Leasehold improvements	354	297
Network installation	194	59

	2,783	2,100

Depreciated cost	$1,535	$1,403

Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 were $ 770, $ 480, and $ 191, respectively. As for charges, see Note 10.

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,

	2002	2001

Patents:
Original amounts	$639	$639
Accumulated amortization	429	353

Amortized cost	$210	$286

Amortization expenses for the years ended December 31, 2002, 2001 and 2000 were $ 76, $ 66, and $ 64, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	SHORT-TERM BANK CREDIT

	a.	Classified by currency, linkage terms and interest rates as follows:

	December 31,

	2002	2001

Revolving line of credit in Dollar - (b.1.)	$525	$1,337
Revolving line of credit in NIS - (b.2.)	323	144
On call loans - NIS	-	1,854

	$848	$3,335

	b.	1.	The balance bears interest at an annual rate of Libor plus 1.5%-2.5%.
		2.	The balance bears interest at an annual rate of Prime plus 3%-6.5%.
(The prime rate as of December 31, 2002 is 10.6%).

	c.	As of December 31, 2002, the Company has no unutilized credit line balance.

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2001

Employees and payroll accruals	$866	$458
Provision for warranty	113	200
Accrued expenses	579	653
Customer advances	224	925
Deferred revenues	100	372
Others	5	81

	$1,887	$2,689

NOTE 9:-	CONVERTIBLE DEBENTURES

At the beginning of 2002, the Company issued a convertible debenture to AMS Electronics Ltd. (“AMS”) in the amount of $ 1,000 for a period of three years, bearing annual interest of LIBOR, which will be paid on the maturity date. The debenture may be converted into Ordinary shares of the Company at a conversion rate of $ 3.5 per share, subject to adjustment. See also Note 17 - subsequent events.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.

As collateral for its liabilities, the Company has placed floating charges on all of its assets, including the intellectual property and property and equipment in favor of short-term bank credit and long-term loans amounted to $ 3,848.

	b.	Royalties:

The Company received in the past grants from the Office of the Chief Scientist of the Ministry of Industry and Trade (“the Chief Scientist”). The terms of the Israeli government participation also required that the manufacture of product developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. As of December 31, 2002, the Company fulfilled all of its obligations to the Chief Scientist.

The Company has undertaken to pay royalties to the Bird Foundation (“Bird”), at the rate of 5% on sales proceeds of products developed with the participation of Bird up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2002 is $ 1,925. Royalties amounted to $ 0, $ 14 and $ 45 in 2002, 2001 and 2000, respectively.

	c.	Lease commitment:

Companies of the group have leased offices, cars, locations and equipment for periods through 2010. Minimum annual rental payments under non cancelable operating leases are as follows:

Year ended December 31,

2003	$461
2004	317
2005	128
2006	17
2007 and thereafter	22

$945

Rent expenses for the years ended December 31, 2002, 2001 and 2000 were $ 524 $ 132 and $ 256, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.

In September 2000, the Argentinean subsidiary of the Company entered into a 30-month contract with third party.  Pursuant to the contract the subsidiary committed to order from the third party a minimum level of unit installations. The subsidiary terminated this contract in October 2001 and thereafter ceased to make minimum payments to the third party.  The third party is claiming from the subsidiary approximately $ 120 out of which $ 33 refers to invoices, plus interest and legal costs and $ 87 for such amounts that would have been invoiced had the contract not been terminated. Management and its legal consultants believe that the company will have to pay only the amounts for past services and therefore a provision in the amount of $ 33 was recorded.

e.

In June 2001, one of the company’s former employees filed a complaint against the Company in the Labor Court of Tel-Aviv. The employee is claiming that he is entitled to certain severance benefits, including overtime payment and redemption of accrued vacation days in the amount of approximately $ 50. Management and its legal consultants cannot estimate the outcome of this claim and therefore no provision was recorded.

NOTE 11:-	SHAREHOLDERS’ DEFICIENCY

	a.	Reverse stock split:

In March 2001, a 1 to 3 reverse stock split of the Company’s Ordinary shares was effected. As a result of the reverse stock split, each three shares of the Company’s Ordinary shares with par value of NIS 0.01 each, were converted into one Ordinary share of NIS 0.03 par value. All shares and per share data have been retroactively adjusted to reflect this split.

	b.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

	c.	Issued and outstanding share capital:

		1.	In January 2000, the Company issued 2,866,667 shares to Soros fund management LLC, at $ 7.5 per share.

		2.	In March 2000, the Company issued 64,599 shares to B.V.R. Technologies Ltd. (“B.V.R.”) at $ 7.74 per share.

		3.	In March 2001, $ 2,500 of debentures were converted into Ordinary shares at a conversion price of $ 2.34 per share.
		4.	In March 2001, the Company issued 980,392 shares to B.V.R. at $ 2.03 per share.

		5.	In April 2001, the Company issued 997,397 shares to its shareholders in a private placement at their fair market price of $ 1.99 per share.

		6.	In January 2002, the Company issued 400,000 shares to AMS at $ 2.5 per share.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ DEFICIENCY (Cont.)

	d.	Options:

		1.	The Company has granted options to its employees and directors. The options were granted for a period of 5 years and usually have a vesting period of up to 3 years.

		2.	A summary of the status of the Company’s stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended, are as follows:

	2002		2001		2000

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	984,364	$6.5	511,496	$8.55	472,434	$8.91
Granted	286,500	$1.46	505,333	$2.55	134,000	$7.95
Exercised	-	$-	-	$-	(42,280)	$11.5
Forfeited	(67,133)	$5.02	(32,465)	$7.5	(52,658)	$8.85

Outstanding at the end of the year	1,203,731	$5.32	984,364	$6.5	511,496	$8.55

Options exercisable at the end of the year	660,025	$7.92	448,475	$10.1	343,329	$10.2

Weighted average fair value on the date of grant		$1.02		$2.00		$2.01

The following table summarizes information relating to stock options outstanding as of December 31, 2002, according to exercise price range:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31 2002	Weighed average exercise price

		Years

$ 0.03-2.55	757,339	3.53	$2.13	225,522	$2.37
$ 7.5-9.00	298,667	1.64	$8.88	286,778	$8.91
$ 13.5-16.5	147,725	0.70	$14.50	147,725	$14.50

	1,203,731		$5.32	660,025	$7.92

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ DEFICIENCY (Cont.)

	Exercise price exceeds market price			Exercise price equal to market price

	2002	2001	2000	2002	2001	2000

Weighted-average exercise prices	$-	$-	$9	$1.46	$2.55	$-

Weighted-average fair value on grant date	$-	$-	$5.43	$1.11	$2	$-

3.	Pro forma disclosures:

Pro-forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

The fair value of the options granted was estimated at the date of grant, using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 2002, 2001 and 2000: a dividend yield of 0% for all periods; expected volatility of 141% in 2002, 141% in 2001 and 133% in 2000; risk-free interest rates of 1.5% in 2002, 2% in 2001 and 5% in 2000; and expected life of two and a half years for all periods.

No options to employees were issued at less than fair market value.

Pro forma information under SFAS 123:

	Year ended December 31,

	2002	2001	2000

Net loss as reported	(7,589)	$(8,463)	$(20,508)

Pro-forma net loss	(7,847)	$(8,875)	$(21,256)

Pro-forma basic and diluted net loss per share	(0.70)	$(0.88)	$(2.88)

4.	(a)	The following table summarizes information relating to warrants issued to investors outstanding as of December 31, 2002:

Number	Year of issuance	Expiration date	Exercise price

165,000	2002	2004	$3.75

	b.	During 2000, 178,330 warrants were exercised into Ordinary shares at $ 11.75 per share.

5.	Dividends:

Any dividend distributed by the Company will be declared in NIS and paid in U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

Under this law, taxable income is measured in real terms after certain adjustments in accordance with the changes in the Israeli Consumer Price Index (CPI) or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company and its Israeli subsidiary elected to measure their results on the basis of the changes in the Israeli CPI.

b.	Tax benefits under the law for the Encouragement of Capital Investments, 1959:

According to the law, the Company’s investment in its new premises has been granted an “approved enterprise” status in 1993. Pursuant to the law, the Company has elected to enjoy “alternative benefits” - waiver of grants in return for tax exemption, and accordingly the Company’s income arising from the “approved enterprise” is tax-exempt for a period of two years commencing with the year it first earns taxable income and is subject to a reduced tax rate of 25% for an additional five years. The period of tax benefits, detailed above, is subject to the limits of 12 years from commencement of production or 14 years from date of the approval (1998), whichever is earlier.

A dividend distribution from tax-exempt income will subject the Company to income tax at the rate of 25% of the dividend amount. Distribution of cash dividend from tax- exempt income due to the “approved enterprise” status, is subject to 15% tax.

The entitlement to the above benefit is conditional upon the Company fulfilling the conditions stipulated by the abovementioned law, regulations published thereunder, and the instruments of approval for the specific investment in the “approved enterprise”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

At the beginning of 2003, the Company received a warning from the Ministry of Industry and Trade, according to which, the Company does not meet all of the aforementioned conditions and therefore is about to lose its status of “approved enterprise”.

Since the Company incurred tax losses through December 31, 2002, the tax benefits have not yet been utilized.

Income from sources other than the abovementioned “approved enterprise” is taxed at the regular rate of 36%.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company and its Israeli subsidiary are an “industrial company”, as defined by this law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985 law, the right to claim public issuance expenses in three annual installments and annual deduction of 12.5% of patents and other intangible property rights as deductions for tax purposes.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	INCOME TAXES (Cont.)

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	December 31,

	2002	2001

Temporary differences regarding benefits to employees	$210	$196
Carryforward tax losses	12,228	8,641
Impairment of an investment	1,215	970
Other temporary differences, net	740	754

Net deferred tax assets before valuation allowance	14,393	10,561
Valuation allowance (*)	(14,393)	10,561

Net deferred tax assets	$-	$-

(*)

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred taxes regarding the losses carryforwards and other temporary differences will not be realized in the foreseeable future.

	e.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 31,000 as of December 31, 2002. The carryforward tax losses have no expiration date.

Carryforward tax losses of the Argentinean subsidiary are approximately $ 3,000 as of December 31, 2002. Most of the carryforward tax losses will expire in 2007.

	f.	Final tax assessments:

The Company has not received final tax assessments since 1997. Its subsidiaries have not received any final tax assessments since their incorporation.

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with related parties:

	December 31,

	2002	2001

Long-term loans to Eden (see Note 4a)	$79	$685

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

b. Income and expenses:

	Year ended December 31,

	2002	2001	2000

Management fees to B.V.R. Technologies Ltd.	$-	$120	$120
Interest on loans and debentures paid to B.V.R. Technologies Ltd.	$-	$53	$216

NOTE 14:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	General:

The Company operates in one segment, Location Based Service (LBS).

The Company adopted FAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	b.	Summary information about geographical areas:

		Year ended December 31,

		2002	2001	2000

1.	Revenues (*):
	South America	$3,833	$10,022	$3,742
	Israel	1,592	2,259	2,293
	USA	820	-	-
	Other	116	202	-

		$6,361	$12,483	$6,035

	(*)	Revenues are attributed to geographic areas based on the location of the end- customers.

		Year ended December 31,

		2002	2001	2000

2.	Long-lived assets:
	Israel	$1,044	$1,511	$999
	Argentina	1,211	607	-

		$2,255	$2,118	$999

3.	Revenues classified by major customer:
	Percentage of sales to customers exceeding 10% of revenues:
		%

	Customer A	42	69	17
	Customer B	25	18	37
	Customer C	-	9	16
	Customer D	-	-	29
	Customer E	13	-	-

		80	96	99

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,

		2002	2001		2000

a.	Cost of revenues:

	Salaries, wages and employee benefits	$650	$	(* 919	$435
	Subcontractors and consulting	48		(* 146	26
	Raw materials and components	2,921		(*8,280	3,775
	Inventory write-offs	324		(* 13	86
	Depreciation	345		(* 133	50
	Others	188		(* 696	126

		$4,476		$10,187	$4,498

b.	Sales and marketing:

	Salaries, wages and employee benefits	$647	$	(* 1,042	$367
	Marketing expenses and commissions	316		(* 987	(* 805
	Others	144		(* 196	(* 71

		$1,107		$2,225	$1,243

c.	General and administrative:

	Salaries, wages and employee benefits	$587	$	(* 700	$1,046
	Rental and office expenses	174		(* 179	(* 474
	Professional fees	465		(* 433	(* 463
	Allowance for doubtful accounts	539		(* 411	-
	Others	519		(* 509	(* 612

		$2,284		$2,232	$2,595

d.	Financial income (expenses), net:

	Income:
	Short-term bank deposits	$2		$5	$40

	Expenses:
	Bank charges and interest on
	short-term credit	391		127	26
	Translation adjustments	(143)		35	19
	Interest on convertible debentures	20		52	216

		268		214	261

		$(266)		$(209)	$(221)

e.	Other income (expenses):

	Impairment of investment	$(680)		$(2,695)	$(13,000)
	Fine in respect of customer advances	300		3,086	-
	Capital gain (loss)	-		6	(5)
	Other	(60)		177	(521)

		$(440)		$574	$(13,526)

*) Reclassified.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

	a.	Treatment of deferred income taxes:

Under Israeli GAAP, companies reporting in or in currencies linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

Under U.S. GAAP, however, paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes”, creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rates or (ii) indexing for tax purpose.

Since the Company recorded a valuation allowance against all of its deferred tax assets, the aforementioned difference is insignificant.

	b.	Net loss per share:

According to Israeli GAAP (Opinion No. 55) the dilutive effect of options and warrants is included in the computation of basic earnings per share only if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options and warrants and the discounted present value of the future proceeds derived from the exercise of such options and warrants.

According to U.S. GAAP basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings Per Share”.

The aforementioned differences do not have any material effect on the Company’s net loss per share, as reported, since all the convertible securities of the Company have an anti-dilutive effect. As a result, the basic and diluted net loss per share of the Company, in accordance with Israeli GAAP, are identical to the basic and diluted net loss per share of the Company in accordance with U.S. GAAP. The total numbers of shares related to the outstanding options, warrants and convertible debentures, excluded from the calculations of diluted net loss per share for the years ended December 31, 2002, 2001 and 2000, were 1,583,932, 1,065,249 and 2,396,748, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

	c.	Comprehensive income:

Under Israeli GAAP, these specific income (loss) components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income (loss) component.

Under Statement of Financial Accounting Standard Board (“SFAS”) No. 130. “Reporting Comprehensive Income” the Company should include and present specific income component as comprehensive income as part of the shareholders equity.

The comprehensive loss of the Company includes loss for the year and foreign currency translation adjustments. The comprehensive loss of the Company for the years ended  December 2002, 2001 and 2000 are $ 7,916, $ 10,035 and $ 20,508, respectively

	d.	Foreign currency translation:

Under Israeli GAAP, the financial statements of a certain subsidiary, whose functional currency is not the US dollar, have been translated into U.S. dollar in accordance with interpretation No. 8 and No. 9 to Opinion No. 36 Statements of operation amounts have been translated using the average exchange rate for the year.

According to US GAAP statement of operations amounts should be translated in accordance with SFAS No. 52 “Foreign Currency Translation” using the same method, therefore there are no material differences between Israel and U.S. GAAP.

	f.	Impact of recently issued accounting standard:

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers”. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect that the adoption of SFAS No.145 will have a material impact on its results of operations or financial position.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal of Activities”, which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal of activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal of activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal of activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor’s year-end. The Company does not expect that the adoption of FIN No. 45 will have a material impact on its results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how issuer classifies and measures in its statement of financial position certain financial instruments that are within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company is in a process of valuating the implications of SFAS No. 150.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SUBSEQUENT EVENTS

a.

During 2003, the Company signed a share purchase agreement effective as of March 13, 2003. According to the agreement, Nexus issued to investors 58,545,454 shares (NIS 0.03 par value) for a total consideration of $ 2,576 ($ 4.4 cent per share). In addition, Nexus issued to the investors 40,981,818 warrants with an exercise price of $ 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) M&A transaction or (2) 3 years from the closing date.

The Company and the lead investor have entered into a management services agreement pursuant to which the lead investor shall provide management services in consideration for an annual management fee of $ 180.

Immediately after the closing, the board of directors of the Company shall consist of up to seven directors, four of which shall be nominated by the lead investor.

b.

In March 2003, the Company reached an understanding with its Bank, according to which a  $ 3,000 short-term liability to the bank will be converted into long-term loan. According to FAS 6, this loan was presented in the balance sheet as a long-term loan.

	c.	In January 2003, the Company has amended its contract with AMS, as follows:

1.

Convertible debenture - AMS converted $ 723 of the convertible debenture issued to it on January 15, 2002 (including interest accrued thereon) at a conversion price of 4.4 cent per share. The balance in the amount of $ 300 was repaid.

2.

Manufacturing agreement - the Manufacturing and Purchase agreement signed between the Company and AMS in January 2002 was amended, such that the Company’s commitment to purchase products from AMS in the amount of $ 36,000 for a period of 36 months is no longer valid.

	d.	In 2003, Tracsat issued to two employees 280 shares and the Company is committed to issue 560 additional shares of Tracsat, which will reduce its holding in Tracsat from 92.5% to 86.45%.

NOTE 18:-	DISCONTINUED OPERATIONS

	a.	On December 24, 2002, the Company and third party investor signed an offer to acquire Nexus Data Inc. (ND), pursuant to which the Company sold all of its holdings in ND to the investor (see Note 1a).

In view of the above, the assets, liabilities, operating results and cash flows attributed to ND were presented in the Company’s balance sheets, statements of operations and cash flows as discontinued operations, accordingly, the comparative figures were reclassified for all periods presented.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	DISCONTINUED OPERATIONS (Cont.)

The following is a breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2002 and 2001:

	December 31,

	2002	2001

Assets attributed to discontinued operations:

Cash and cash equivalents	$-	$-
Short-term deposit	21	85
Trade receivables	27	61
Other accounts receivable	99	75
Inventory	1,579	352
Severance pay fund	105	154
Property and equipment, net	797	969
Other assets, net	14	16

	$2,642	$1,712

Liabilities attributed to discontinued operations:

Short-term loans and bank credit, net	$4,192	$2,132
Trade payables	2,034	1,118
Other accounts payable	959	762
Long-term loan	449	-
Accrued severance pay	157	212
Receipts on account of options	3,375	3,375

	$11,166	$7,599

b.	The following are the results of discontinued operations for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

Revenues	$680	$532	$216
Cost of revenues	1,552	2,030	662

Gross loss	872	1,498	446

Operating expenses:
Research and development, net	1,202	1,479	1,174
Sales and marketing	631	727	568
General and administrative	1,151	1,453	1,172

	2,984	3,659	2,914

Operating loss	(3,856)	(5,157)	(3,360)
Financial income (expenses), net	(144)	57	297
Other expenses	-	(104)	-

Net loss	$(4,000)	$(5,204)	$(3,063)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

		Voting rights	Rights to profits
	Country of
	incorporation	%	%

Subsidiaries:

Tracsat S.A.	Argentina	100	92.5

Nexus Telocation Systems North America, LLC	U.S.A.	100	100

NexusData Inc. (1)	U.S.A	100	100

NexusData (1993) Ltd. (held by Nexus Data Inc.) (1)	Israel	100	100

Aptel Communication Services (1996) Ltd. (held by Nexus Data Ltd.) (1)	Israel	100	100

Nexus Telocation Systems Singapore Ltd. (Inactive)	Singapore	100	100

Nexus 1994 Ltd. (inactive)	United Kingdom	100	100

Nexus Telecommunications Chile Limitada (inactive)	Chile	100	100

(1) See Note 1b.

- - - - - - - - - - - -