Form 20-F/A
period 2002-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2004-02-06
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A

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

               Due to the recent downturn in the world economy, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general have affected our ability to realize investments at favorable terms. The recent cessation of operations of Ubinet, our Chilean investee , reflects this risk through the failure of the local majority partners to continue raising money for our technology operations. Our operations in Miami, funded by the same partners from Chile, were similarly terminated due to their inability to meet their financing obligations. In addition, our Argentinean subsidiary, Tracsat, is experiencing difficulties in attracting investments from local partners and bank credit lines despite its business achievements, primarily due to the economic and political conditions in Argentina. Under some circumstances, if we are unable to secure additional financing, we may have to stop our operations.

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

               We are subject to several risks as a result of our international sales

               To date, we have sold our products and systems in, Venezuela, USA, Israel, the Netherlands, Russia and Argentina.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were imposed, our business could be negatively impacted. Moreover, certain of our international affiliates have experienced the following difficulties:

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

               The commercialization of our systems in each territory in which we operate our business is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure, market our services and end units and provide technical support in their territories. In addition to Tracsat, we do not control any of the other operators. The implementation of their business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. As we have not implemented a direct sales approach for the end units, our consecutive end unit sales , future system upgrades and future infrastructure extensions reflect their penetration rate and successful sale growth. Our sales and royalties, where applicable, from such territories depend on our operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations are essentially limited to Israel, and if we were to experience any setbacks with our domestic business partners operating in these territories, this would have a material adverse effect on our business.

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

                Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in dollars the significant devaluation in the Argentinean Peso and continuing economic instability in Argentina could have a severe negative effect on the business and overall profitability of Tracsat. Because we depend on the profitability of Tracsat, our business could also be severely damaged as a consequence. Under certain circumstances we may be forced to cease operations as a result

               The future operations of our subsidiaries may depend on their ability to obtain additional financing.

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

Sale of Ordinary Shares and Warrants to DBSI and additional investors

               In March 2003, we entered into a share purchase agreement with DBSI Investments Ltd. and additional investors. Pursuant to the share purchase agreement, DBSI and the additional investors invested approximately $2.6 million in consideration for our ordinary shares and warrants to purchase ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement. Pursuant to this agreement, DBSI is entitled to designate four of the seven members of our Board of Directors. Under the share purchase agreement, the investors were granted certain demand and piggyback registration rights. In addition, all preemptive rights granted to shareholders of Nexus have also been terminated pursuant to the share purchase agreement and there are no longer any preemptive rights in the Company.  In connection with the share purchase agreement, we reached an agreement with the primary manufacturer of our end products, AMS Electronics Ltd. (AMS). Pursuant to this agreement, AMS converted $723,000 of convertible debentures issued to it, and we repaid AMS an amount of $300,000. DBSI Investments Ltd. entered into a management agreement to render management services to us in consideration for a management fee of $180,000. As part of the share purchase agreement, we have also reached certain agreements with Bank Hapoalim, regarding new terms for long term and short term loans, overdraft and bank guarantees in favor of the company.

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

Sales and Marketing of our Subsidiaries

Tracsat, S.A.

               Tracsat is our Argentinean subsidiary. We currently own 90.4% of Tracsat’s share capital and 97.5% of its voting rights, while 2.5% of the voting rights are held by its new local management. Tracsat is the Argentinean operator of our AVL systems and products, focusing mainly on the SVR (Stolen Vehicle Recovery) business line. In August 2001, we initiated the commercialization process of Tracsat in grand Buenos Aires. Since our acquisition of Tracsat, the company’s management, its infrastructure and supporting services have changed. Furthermore, end user devices installations have been performed through direct sales and stolen vehicle recovery service agreements, primarily with local insurance companies. Tracsat’s commercial operations are progressing to our satisfaction as its subscriber base is steadily increasing while achieving satisfactory recovery rates. However the company is facing difficulties in attracting new investment partners, primarily due to the current economic and political conditions in Argentina.

               The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2002		2001		2000

	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

U.S.A	820	12.9	-	-	-	-

South America	3,833	60.3	10,022	80.3	3,742	62

Israel	1,592	25.0	2,259	18.1	2,293	38.0

Other	116	1.8	202	1.6	-	-

Total	6,361	100.0	12,483	100.0	6,035	100.0

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

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

               A.          OPERATING RESULTS

Critical Accounting Policies

               In response to the Securities Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”, we identified the most critical accounting principles upon which our financial statements are based. We determined the critical principles by considering accounting policies that involve highly complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition and impairment of long-lived assets . We have stated these accounting policies in Note 2 to the consolidated financial statements, which are incorporated herein by reference.

Selected Financial Data

               The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with Israeli GAAP. Pursuant to the sale of all our holdings in NexusData, the assets, liabilities, operating results and cash flows attributed to NexusData have been deemed to be discontinued operations (see Note s 18 and 1b to our consolidated financial statements); accordingly, our comparative financial data has been reclassified for all periods presented in this annual report. See Note 16 to our consolidated financial statements for a reconciliation of material differences between Israeli GAAP and U.S. GAAP for the years presented. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

	1998	1999	2000	2001	2002

Statement of Income Data:
Revenues, sales	$8,598	$3,810	$6,035	$12,375	$5,196
Revenues, services	—	—	—	108	1,165

Total Revenues	85,98	3,810	6,035	12,483	6,361

Cost of revenues, sales	6,863	5,325	4,498	9,355	3,528
Cost of revenues, services	—	—	—	832	948

Total Cost of Revenues	6,863	5,325	4,498	10, 187	4,476
Gross profit (loss)	1,735	(1,515)	1,537	2,296	1,885
Research and development costs, net	4,576	1,334	1,397	1,654	1,377
Selling, general and administrative expenses	5,652	4,984	3,838	4,457	3,391
Operating loss	(8,493)	(7,833)	(3,698)	(3,815)	(2,883)
Financial expenses	(22)	(833)	(221)	(209)	(266)
Other income (expenses)	(9)	(337)	(13,526)	574	(440)

	(8,524)	(9,003)	(17,445)	(3,450)	(3,589)
Minority interest in losses of a subsidiary	441	—	—	191	—
Loss from continuing operations	(8,083)	(9,003)	(17,445)	(3,259)	(3,589)
Net Loss for the year	(10,334)	(9,997)	(20,508)	(8,463)	(7,589)
Basic and diluted net loss per share from continuing operations	(2.01)	(2.03)	(2.37)	(0.32)	(0.32)
Basic and diluted net loss per share	(2.58)	(2.25)	$(2.78)	$(0.83)	$(0.67)
Weighted average number of shares outstanding (in thousands)	4,026	4,442	7,369	10,162	11,289

Balance Sheet Data:
Total assets	13,331	7,921	13,944	13,488	10,098
Net assets (liabilities) of continuing operations	2,030	(4,131)	1,797	2,248	(2,057)
Working capital (deficit)	(2,798)	(2,578)	537	(1,888)	(1,454)
Convertible debentures	—	3,000	2,500	—	1,020
Shareholders’ equity (deficiency)	2,457	(3,991)	(446)	(3,639)	(10,581)
Share capital	41	43	67	91	94
Additional paid-in capital	42,116	45,574	69,584	76,402	77,373

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

Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Sales.  Our sales are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the sale of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly increases in sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base. Our revenues consist of (i) new installations of our systems, (ii) royalties from the use of our sold products and (iii) consecutive sales of our end unit devices and supporting expansion of our infrastructure products for existing customers. Sales sharply decreased 51% (or $6.1 million (from $12.5 million in 2002 to $6.4 million in 2001. The major decrease in revenues resulted from the sharp decrease in end unit sale volume to our customer in Venezuela, which was offset by the increase in sales of our SVR services in Argentina.

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

               In recent years, we have concentrated our operations on our location based security services in the areas of Automotive Vehicle Location and on the Stolen Vehicle Recovery markets, due to the decision of our management to focus on our more lucrative business opportunities, while sharply minimizing our research and development and marketing efforts of our two-way paging systems due to overall market trends , such as (a) the collapse of the paging industry as a whole where the income and number of customers has dropped sharply; (b) the absence of advances in technology of two-way paging, as a result of this technology being largely abandoned; and (c) the growth in competition from more modern technologies such as short messaging service (SMS), which is both cheaper and more convenient.

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

               E.           OFF-BALANCE SHEET ARRANGEMENTS

               The company has no off balance arrangement as described in this section.

               F.           CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2002

		Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short term debt and other current liabilities	1	4,648	4,648	-	-	-
Long-term loan	2	3,455	63	750	2,135	507
Accrued severance pay, net	3	335	-	-	-	335
Convertible Debentures	4	1,020	1,020	-	-	-
Operating lease obligations	5	945	461	462	22	-
Purchase Obligations		470	370	100	-	-
Royalties to BIRD	6	1,925	-	-	-	-
Total contractual obligations		12,798	6,562	1,312	2,157	842

1 Short term debt and other current liabilities include short term bank credit, trade accounts payable for equipment and services that have already been supplied and other accrued expenses.

2 Long term loan includes principal and interest payments in accordance with the terms of the agreement with Bank Hapoalim signed in April 2003 (See Item 5- Liquidity and Capital Resources).

3 Accrued severance pay maturity depends on the date our employees will actually cease being employed. The amount is net of outstanding severance pay funds.

4 Convertible debentures (repaid in March 2003. See Item 4 – Recent Developments, and Note 17 to the Financial Statements).

5 Operating lease obligations include rental payments of offices, cars, and other premises and equipment.

6Royalties to BIRD include the amount received by BIRD foundation which the company has undertaken to pay based on sales of a specific product. The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 10 to the Financial Statements).

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

Employee Share Option Plans

For information concerning our employee share option plans, see as incorporated by reference, Note 11 of our consolidated financial statements.

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

     _________________, 2003

/S/ RONEN STEIN

Ronen Stein Chief Financial Officer

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page
Report of Independent Auditors	2

Consolidated Balance Sheets	3 - 4

Consolidated Statements of Operations	5

Statements of Changes in Shareholders' Deficiency	6

Consolidated Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 33

Appendix to Consolidated Financial Statements	34

ERNST &YOUNG	■	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

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

Tel-Aviv, Israel	KOST FORER & GABBAY
April 30, 2003	A Member of Ernst & Young Global

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

	December 31,
	2002	2001
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$71	$1,002
Short-term bank deposits	64	75
Trade receivables (net of allowance for doubtful accounts
of $ 860 and $ 846 at December 31,
2002 and 2001, respectively)	1,134	3,191
Other accounts receivable and prepaid expenses (Note 3)	661	1,123
Inventories	1,264	(* 1,504

Total current assets	3,194	6,895

LONG-TERM INVESTMENTS:
Severance pay fund	510	429
Investment in investees (Note 4)	2,007	2,763

	2,517	3,192

PROPERTY AND EQUIPMENT, NET (Note 5)	1,535	(* 1,403

INTANGIBLE ASSETS, NET (Note 6)	210	286

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 18)	2,642	1,712

Total assets	$10,098	$13,488

*)	Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands (except share data)

	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$848	$3,335
Trade payables	1,913	2,759
Other accounts payable and accrued expenses (Note 8)	1,887	2,689

Total current liabilities	4,648	8,783

LONG-TERM LIABILITIES:
Long-term loan (Note 1f)	3,000	-
Accrued severance pay	845	745
Convertible debentures (Note 9)	1,020	-

	4,865	745

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS
(Note 18)	11,166	7,599

SHAREHOLDERS' DEFICIENCY (Note 11):
Share capital -
Ordinary shares of NIS 0.03 par value:
Authorized - 16,376,381 shares at December
31, 2002 and 2001; Issued and outstanding
-11,289,932 and 10,889,932 shares as of December
31, 2002 and 2001, respectively	94	91
Additional paid-in capital	77,373	76,402
Cumulative foreign currency translation adjustments	(1,899)	(1,572)
Accumulated deficit	(86,149)	(78,560)

Total shareholders' deficiency	(10,581)	(3,639)

	$10,098	$13,488

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Loss for the year	$(7,589)	$(8,463)	$(20,508)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from discontinued operations	4,000	5,204	3,063
Depreciation and amortization	846	546	422
Interest on convertible debentures	20	-	-
Accrued severance pay, net	19	50	17
Minority interest in losses of subsidiary	-	(191)	-
Impairment of investments	680	2,695	13,000
Impairment of inventories	324	13	86
Gain on sale of property and equipment	-	(6)	-
Decrease (increase) in trade receivables	2,039	(990)	(2,242)
Decrease in other accounts receivable and prepaid expenses	232	39	2
Decrease (increase) in inventories	(167)	(*451	38
Increase (decrease) in trade payables	(584)	1,037	585
Increase (decrease) in other accounts payable and accrued expenses	(56)	(1,409)	1,223
Increase (decrease) in customer advances	(701)	(1,507)	1,507

Net cash used in continuing operations activities	(937)	(2,531)	(2,807)

Net cash used in discontinued operations activities	(3,899)	(3,826)	(2,637)

Net cash used in operating activities	(4,836)	(6,357)	(5,444)

Cash flows from investing activities:
Purchase of property and equipment	(1,175)	(*(691)	(274)
Investment in short-term bank deposits	(22)	(75)	-
Investment in other assets	-	(5)	(51)
Proceeds from sale of property and equipment	3	130	13
Investment in investees	76	(574)	(15,803)
Acquisition of subsidiary consolidated for the first time, net of cash
acquired (a)	-	(651)	-

Net cash used in continuing investing activities	(1,118)	(1,866)	(16,115)

Net cash provided by (used in) discontinued operations activities	27	(746)	(485)

Net cash used in investing activities	(1,091)	(2,612)	(16,600)

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

(a) Acquisition of Tracsat S.A
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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced its operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. The Company shares are traded on the OTC Bulletin Board.

b.	The Company has decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc. a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and third party Investor signed an Offer agreement to Acquire Nexus Data Inc (ND). According to the agreement, the Investor will acquire 100% of the outstanding share capital of ND for the consideration of US$ 1 and Nexus will waive 100% of ND debt to it and ND will commit to pay Nexus a total amount of US$ 1 million after ND would have had four consecutive quarters of positive cash flows and net assets of at least $ 10 million. The agreement was subject to the Investor reaching certain agreements. These agreements were achieved during the first quarter of 2003 and the closing was carried out in February 2003.

Due to the fact that ND’s operations are no longer part of the Company’s operation, ND’s operations are disclosed as discontinued operations (see Note 18).
c.	During 2001, the Company purchased 92.5% of Tracsat S.A. (Tracsat) share capital. Tracsat is an operator of the Company’s systems and products providing stolen vehicle recovery services, in Buenos Aires, Argentina.

d.	Three customers accounted for 80% of the group’s revenue for the year ended December 31, 2002, three customers accounted for 96% of the group’s revenue for the year ended December 31, 2001 and four customers accounted for 99% of the group’s revenue for the year ended December 31, 2000 (see Note 14b(3)).

e.	Definitions:

	Related	-	as defined in Statement No. 29 of the Institute of Certified Public
	parties		Accountants in Israel (“the Israeli Institute”).

	Subsidiary	-	a company controlled or owned to the extent of more than 50% by the Company.

	Investee	-	a company that is presented under the cost method.

	The Group	-	the Company and its subsidiaries.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

f.	As of December 31, 2002, the Company has a shareholders’ deficiency in the amount of $ 10,581, and working capital deficiency in the amount of $ 1,454.

In March 2003, the Company reached an understanding with B ank Hapoalim according to which a short-term credit in the amount of $ 3,000 will be converted to a long-term loan for a period of five years. The loan principal will be paid starting from two years after the date of this agreement. The bank also agreed to increase the Company’s credit line, in the amount of approximately $ 500. In April 2003, the Company raised $ 2,576 as proceeds from the issuance of shares (see Note 17).

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

Investment in investees is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

The Company ’s investments in investees are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”). During the years 2002, 2001 and 2000, impairment s of $ 680, $695 and $ 13,000, respectively were recorded (See Note 15e) .

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

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and development equipment	10 - 33 (mainly 20)

Office furniture and equipment	6 - 15

Motor vehicles	15

Network installation	20

Installed products	33

Leasehold improvements	Over the term of the lease

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

The Company generally grants 1 year warranty for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s product liability during the period are as follows:

Balance beginning of the year	$200

Estimated cost of Warranties Issued during the year	113

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

Settlements made during the year	(54)

Expiration of warranties during the year	(146)

Balance, end of year	$113

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company generates revenues primarily from the sale of products and systems, including base stations and end user units and from the sale of Stolen Vehicle Recovery services. To a lesser extent revenues are also derived from technical support services and from royalties.

Revenues from products and systems sales are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements”, (“SAB No. 101”), upon delivery when persuasive evidence of an agreement exists, the fee is fixed and determinable and collectibility is probable.

Certain agreements include a contractual obligation for installation. Such installation is not essential to the functionality of the system. However, when installation is required by the customer, the entire revenues are deferred until installation is performed.

Revenues from Stolen Vehicle Recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

The Company is entitled to royalties from revenue sharing upon the sublicensing of the Company’s products to end-users. Royalties out of revenue sharing arrangements are recognized when such royalties are reported to the Company.

Revenues generated from technical support services are recognized when such services are rendered.

The Company follows the directions of Statement of Financial Accounting Standard No. 48 “Revenue Recognition when Right of Return Exists” (“SFAS No. 48”). Based on the Company’s experience, no provision was recorded.

Deferred revenues include amounts received from customers for which revenues have not been recognized.

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 4:- INVESTMENT IN INVESTEES

	December 31,

	2002	2001

Eden (a)	$2,007	$2,083
MAGA (b)	-	500
Tri-Angle (b)	-	180

	$2,007	$2,763

(a)	The Company holds approximately 14% of Eden Telecom Ltd.’s share capital and of the voting rights.

Eden provide stolen vehicles recovery and location services based on Nexus Network System Technology.

	December 31,

	2002	2001

Cost of shares	$1,398	$1,398
Long-term loans (1)	79	685
Capital note (2)	530	-

	$2,007	$2,083

(1)	A balance of $ 79 bears interest at Prime minus 0.3%. The maturity date has not yet been determined.

(2)	On December 31, 2002, a loan of $ 530 was converted into a capital note, which bears no interest and has no linkage to the US dollar.

(b)	As for impairments of investments, see Note 15e.

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

NOTE 9:- CONVERTIBLE DEBENTURES

At the beginning of 2002, the Company issued a convertible debenture to AMS Electronics Ltd. (“AMS”) in the amount of $ 1,000 for a period of three years, bearing annual interest of LIBOR, which will be paid on the maturity date. The debenture may be converted into Ordinary shares of the Company at a conversion rate of $ 3.5 per share, subject to adjustment. See also Note 17. .

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

$945

Rent expenses for the years ended December 31, 2002, 2001 and 2000 were $ 524 $ 132 and $ 256, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	In September 2000, the Argentinean subsidiary of the Company entered into a 30-month contract with third party. Pursuant to the contract the subsidiary committed to order from the third party a minimum level of unit installations. In October 2001 and thereafter the subsidiary ceased to make minimum payments to the third party. The third party is claiming from the subsidiary approximately $ 120 out of which $ 33 refers to invoices, plus interest and legal costs and $ 87 for such amounts that would have been invoiced had the contract not been terminated. Management and its legal consultants believe that the Company will have to pay only the amounts for past services and therefore a provision in the amount of $ 33 was recorded.

e.	In June 2001, one of the Company’s former employees filed a complaint against the Company in the Labor Court of Tel-Aviv. The employee is claiming that he is entitled to certain severance benefits, including overtime payment and redemption of accrued vacation days in the amount of approximately $ 50. Management and its legal consultants cannot estimate the outcome of this claim and therefore no provision was recorded.

NOTE 11:- SHAREHOLDERS’ DEFICIENCY

a.	Reverse stock split:

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

c.	Issued and outstanding share capital:

	1.	In January 2000, the Company issued 2,866,667 shares to Soros fund management LLC, at $ 7.5 per share.

	2.	In March 2000, the Company issued 64,599 shares to B.V.R. Technologies Ltd. (“B.V.R.”) at $ 7.74 per share.

	3.	In March 2001, $ 2,500 of debentures were converted into Ordinary shares at a conversion price of $ 2.34 per share.

	4.	In March 2001, the Company issued 980,392 shares to B.V.R. at $ 2.03 per share.

	5.	In April 2001, the Company issued 997,397 shares to its shareholders in a private placement at their fair market price of $ 1.99 per share.

	6.	In January 2002, the Company issued 400,000 shares to AMS at $ 2.5 per share.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS’ DEFICIENCY (Cont.)

d.	Options:

	1.	The Company has granted options to its employees and directors. The options were granted for a period of 5 years and usually have a vesting period of up to 3 years.

	2.	A summary of the status of the Company’s stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended, are as follows:

	2002		2001		2000

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning
of the year	984,364	$6.5	511,496	$8.55	472,434	$8.91
Granted	286,500	$1.46	505,333	$2.55	134,000	$7.95
Exercised	-	$-	-	$-	(42,280)	$11.5
Forfeited	(67,133)	$5.02	(32,465)	$7.5	(52,658)	$8.85

Outstanding at the end of the year	1,203,731	$5.32	984,364	$6.5	511,496	$8.55

Options exercisable at the end of
the year	660,025	$7.92	448,475	$10.1	343,329	$10.2

Weighted average fair value on the
date of grant		$1.02		$2.00		$2.01

The following table summarizes information relating to stock options outstanding as of December 31, 2002, according to exercise price range:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2002	Weighed average exercise price

		Years

$ 0.03-2.55	757,339	3.53	$2.13	225,522	$2.37
$ 7.5-9.00	298,667	1.64	$8.88	286,778	$8.91
$ 13.5-16.5	147,725	0.70	$14.50	147,725	$14.50

	1,203,731		$5.32	660,025	$7.92

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS’ DEFICIENCY (Cont.)

	Exercise price exceeds market price			Exercise price equal to market price

	2002	2001	2000	2002	2001	2000

Weighted average exercise prices	$-	$-	$9	$1.46	$2.55	$-

Weighted-average fair value on grant date	$-	$-	$5.43	$1.11	$2	$-

3.	Pro forma disclosures:

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

Under this law, taxable income is measured in real terms after certain adjustments in accordance with the changes in the Israeli Consumer Price Index (CPI) or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company elected to measure their results on the basis of the changes in the Israeli CPI.

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
Interest on loans and debentures paid to B.V.R
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

(*) Revenues are attributed to geographic areas based on the location of the end-customers.

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2002	2001		2000
a.	Cost of revenues:

	Salaries, wages and employee benefits	$650	$	(* 919	$435
	Subcontractors and consulting	48		(* 146	26
	Raw materials and components	2,921		(*8,280	3,775
	Inventory write-offs	324		(* 13	86
	Depreciation	345		(* 133	50
	Others	188		(* 696	126

		$4,476		$10,187	$4,498

b.	Sales and marketing:

	Salaries, wages and employee benefits	$647	$	(* 1,042	$367
	Marketing expenses and commissions	316		(* 987	(* 805
	Others	144		(* 196	(* 71

		$1,107		$2,225	$1,243

c.	General and administrative

	Salaries, wages and employee benefits	$587	$	(* 700	$1,046
	Rental and office expenses	174		(* 179	(* 474
	Professional fees	465		(* 433	(* 463
	Allowance for doubtful accounts	539		(* 411	-
	Others	519		(* 509	(* 612

		$2,284		$2,232	$2,595

d.	Financial income (expenses), net:

	Income:
	Short-term bank deposits	$2	$5	$40

	Expenses:
	Bank charges and interest on short-term credit	391	127	26
	Translation adjustments	(143)	35	19
	Interest on convertible debentures	20	52	216

		268	214	261

		$(266)	$(209)	$(221)

e.	Other income (expenses):

Impairment of investments (1) (2) (3)	$(680)	$	(* (695)	$(13,000)
Gain in respect to waiver of customer advances	300		(* 1 ,086	-
Capital gain (loss)	-		6	(5)
Other	(60)		177	(521)

	$(440)		$574	$(13,526)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

(1)	The impairment of investments included in the Company’s consolidated results of operations for the year ended December 31, 2002 is in respect of the investments in MAGA communication limited (“MAGA”) and in Tri Angle LLC. (“Tri Angle”). The Company’s investment in MAGA was an investment in an option to acquire 5% of MAGA’s outstanding ordinary shares. During 2002, the Company’s management determined, in light of MAGA’s financial position, not to exercise its option. As per the second impaired investment, Tri Angle LLC., had ceased its operations during 2002. Accordingly, the Company’s management determined that these fact patterns indicated that the carrying amounts of these two investments would not be recoverable, and impaired the entire amount of the investment in MAGA of $500 and the entire amount of the investment in Tri Angle LLC of $180.

(2)	The impairment of investment included in the Company’s consolidated results of operations for the year ended December 31, 2001 is in respect of the investment in Ubinet Telecom S.A. (“Ubinet”). During 2001, the shareholders of Ubinet ceased their obligation to support the operations of this company and have filed a request for the liquidation of Ubinet’s assets. Accordingly, the Company’s management determined that this fact pattern indicated that the carrying amount of the investment would not be recoverable, and impaired the entire amount of the investment in Ubinet of $695.

(3)	The impairment of investment included in the Company’s consolidated results of operations for the year ended December 31, 2000 is in respect of the investment in Global Wireless Holding Inc. (“GWH”). During 2000, the Company impaired its investment in GWH as a result of the global decrease in the industry and of similar technology companies, as well as the financial position of GWH at that time, which indicated that the carrying amount of the investment would not be recoverable in its entirety. Accordingly, the company impaired the investment in GWH in the amount of $13,000.

*)	Reclassified.

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

e.	Discontinued operations:

Under Israeli GAAP, operations are discontinued at the earlier of the transaction agreement date or the date at which a formal approval of the plan to discontinue the operation was granted.

Under U.S. GAAP, the result of a component on an entity to be disposed of by sale should be classified as discontinued whenever it meets the “held for sale” criteria in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

There is no material effect of the differences between Israeli and US GAAP.

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

c.	In January 2003, the Company has amended its contract with AMS, as follows:

1.	Convertible debenture - AMS converted $ 723 of the convertible debenture issued to it on January 15, 2002 (including interest accrued thereon) at a conversion price of 4.4 cent per share into 16,435,500 Ordinary shares and executed a proxy in favor of DBSI. The balance in the amount of $ 300 was repaid. (See Note 1f)
2.	Manufacturing agreement - the Manufacturing and Purchase agreement signed between the Company and AMS in January 2002 was amended, such that the Company’s commitment to purchase products from AMS in the amount of $ 36,000 for a period of 36 months is no longer valid. The Company has committed to purchase from AMS end units in the amount of at least $10,000 over the course of four years period, provided that there is actual demand for those products.

d.	In 2003, Tracsat issued to two employees 280 shares and the Company is committed to issue 560 additional shares of Tracsat, which will reduce its holding in Tracsat from 92.5% to 86.45%.

NOTE 18:- DISCONTINUED OPERATIONS

a.	On December 24, 2002, the Company and third party investor signed an offer to acquire Nexus Data Inc. (ND), pursuant to which the Company sold all of its holdings in ND to the investor (see Note 1a).

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 18:-      DISCONTINUED OPERATIONS (Cont.)

The following is a breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2002 and 2001:

	December 31,
	2002	2001
Assets attributed to discontinued operations:

Cash and cash equivalents	$-	$-
Short-term deposit	21	85
Trade receivables	27	61
Other accounts receivable	99	75
Inventory	1,579	352
Severance pay fund	105	154
Property and equipment, net	797	969
Other assets, net	14	16

	$2,642	$1,712

Liabilities attributed to discontinued operations:

Short-term loans and bank credit, net	$4,192	$2,132
Trade payables	2,034	1,118
Other accounts payable	959	762
Long-term loan	449	-
Accrued severance pay	157	212
Receipts on account of options	3,375	3,375

	$11,166	$7,599

b.	The following are the results of discontinued operations for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
Revenues	$680	$532	$216
Cost of revenues	1,552	2,030	662

Gross loss	872	1,498	446

Operating expenses:
Research and development, net	1,202	1,479	1,174
Sales and marketing	631	727	568
General and administrative	1,151	1,453	1,172

	2,984	3,659	2,914

Operating loss	(3,856)	(5,157)	(3,360)
Financial income (expenses), net	(144)	57	297
Other expenses	-	(104)	-

Net loss	$(4,000)	$(5,204)	$(3,063)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

	Country of incorporation	Voting rights %	Rights to profits %

Subsidiaries:
Tracsat S.A	Argentina	100	92.5
Nexus Telocation Systems North America, LLC	U.S.A.	100	100
NexusData Inc. (1)	U.S.A	100	100
NexusData (1993) Ltd. (held by Nexus Data Inc.) (1)	Israel	100	100
Aptel Communication Services (1996) Ltd. (held by Nexus Data Ltd.) (1)	Israel	100	100
Nexus Telocation Systems Singapore Ltd. (Inactive)	Singapore	100	100
Nexus 1994 Ltd. (inactive)	United Kingdom	100	100
Nexus Telecommunications Chile Limitada (inactive)	Chile	100	100

(1) See Note 1b.