Form 20-F/A
period 2002-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2004-04-19
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

PART I			5

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		5

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		5

ITEM 3.	KEY INFORMATION		5

	A.	SELECTED FINANCIAL DATA	5

	B.	CAPITALIZATION AND INDEBTEDNESS	5

	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5

	D.	RISK FACTORS	5

ITEM 4.	INFORMATION ON THE COMPANY		14

	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14

	B.	BUSINESS OVERVIEW	15

	C.	ORGANIZATIONAL STRUCTURE	20

	D.	PROPERTY, PLANTS AND EQUIPMENT	20

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		21

	A.	OPERATING RESULTS	21

	B.	LIQUIDITY AND CAPITAL RESOURCES	25

	C.	RESEARCH AND DEVELOPMENT	26

	D.	TREND INFORMATION	27

	E.	OFF BALANCE SHEET ARRANGEMENTS	28

	F.	CONTRACTUAL OBLIGATIONS	28

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		29

	A.	DIRECTORS AND SENIOR MANAGEMENT	29

	B.	COMPENSATION	31

	C.	BOARD PRACTICES	31

	D.	EMPLOYEES	32

	E.	SHARE OWNERSHIP	32

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		33

	A.	MAJOR SHAREHOLDERS	33

	B.	RELATED PARTY TRANSACTIONS	34

	C.	INTERESTS OF EXPERTS AND COUNSEL	34

ITEM 8.	FINANCIAL INFORMATION		34

	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	34

	B.	SIGNIFICANT CHANGES	35

ITEM 9.	THE OFFER AND LISTING		35

	A.	OFFER AND LISTING DETAILS	35

	B.	PLAN OF DISTRIBUTION	35

C.	MARKETS	35

D.	SELLING SHAREHOLDERS	35

E.	DILUTION	36

F.	EXPENSES OF THE ISSUE	36

ITEM 10.	ADDITIONAL INFORMATION	36

A.	SHARE CAPITAL	36

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	36

C.	MATERIAL CONTRACTS	38

D.	EXCHANGE CONTROLS	38

E.	TAXATION AND GOVERNMENT PROGRAMS	39

F.	DIVIDENDS AND PAYING AGENTS	42

G.	STATEMENT BY EXPERTS	42

H.	DOCUMENTS ON DISPLAY	42

I.	SUBSIDIARY INFORMATION	43

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	43

PART II		43

ITEM 13.	DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	43

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	43

ITEM 15.	CONTROLS AND PROCEDURES	44

ITEM 16.	[RESERVED]	44

PART III		44

ITEM 17.	FINANCIAL STATEMENTS	44

ITEM 18.	FINANCIAL STATEMENTS	44

ITEM 19.	EXHIBITS	44

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

               The commercialization of our systems in each territory in which we operate our business is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure, market our services and end units and provide technical support in their territories. In addition to Tracsat, we do not control any of the other operators. The implementation of their business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. As we have not implemented a direct sales approach for the end units, our consecutive end unit sales, future system upgrades and future infrastructure extensions reflect their penetration rate and successful sale growth. Our sales and royalties, where applicable, from such territories depend on our operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations are essentially limited to Israel, and if we were to experience any setbacks with our domestic business partners operating in these territories, this would have a material adverse effect on our business.

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
The system is comprised of three major parts:
•

End-units (RMU) – a transceiver (RF modem with inputs and outputs), that is installed within a vehicle or may be installed at any remote object to be monitored or located. The end-unit’s inputs are connected to sensors within the object, while through its outputs it can send commands (which it receives from the CCC) to the object;

•

Base stations – which are spread over the territory to be covered and are connected to existing communication infrastructure. Each base station is equipped with direction-finding array of antennae, which receive the end-unit’s signal and measure the angle from which the signal arrived. These measurements, together with additional data received from the end-units, are then converted by the base station into digital information, and sent to the Command & Control Center.

•

Command & Control Center (CCC) – the heart of the system, which includes the databases, and other software to administer the operation. Among other things, the CCC collects the information sent to it from the base stations, calculates the end-unit’s location and displays the data on various monitors. Commands can be down-linked from the CCC through a commercial paging system.

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

        In order to provide services (such as Stolen Vehicle Recovery services) an operator (which will be our customer with the exception of our subsidiary in Argentina, Tracsat S.A.) has to purchase from us, and deploy, the CCC and sufficient base stations to cover the required territory as predetermined by our site-survey.

        From the moment the operator starts to provide services to its customers (or subscribers), the majority of revenues generated by our company are from the sale of end units and sale of additional base stations or components to base stations, in order to enlarge the covered territory or the capacity of the system. In addition, we may also generate revenues from the sale of spare parts, royalties or from the provision of technical support services. At the same time, the operator generates revenues from either selling end-units to its customer and/or from the provision of services, such as stolen vehicle recovery services, industrial monitoring, home security or others.

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

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

               A.          OPERATING RESULTS

Critical Accounting Policies

               In response to the Securities Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”, we identified the most critical accounting principles upon which our financial statements are based. We determined the critical principles by considering accounting policies that involve highly complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition and impairment of long-lived assets. We have stated these accounting policies in Note 2 to the consolidated financial statements, which are incorporated herein by reference.

Selected Financial Data

               The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with Israeli GAAP. Pursuant to the sale of all our holdings in NexusData, the assets, liabilities, operating results and cash flows attributed to NexusData have been deemed to be discontinued operations (see Notes 18 and 1b to our consolidated financial statements); accordingly, our comparative financial data has been reclassified for all periods presented in this annual report. See Note 16 to our consolidated financial statements for a reconciliation of material differences between Israeli GAAP and U.S. GAAP for the years presented. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

	1998	1999	2000	2001	2002

Statement of Income Data:
Revenues, sales	$8,598	$3,810	$6,035	$12,375	$5,196
Revenues, services	—	—	—	108	1,165

Total Revenues	85,98	3,810	6,035	12,483	6,361

Cost of revenues, sales	6,863	5,325	4,498	9,355	3,528
Cost of revenues, services	—	—	—	832	948

Total Cost of Revenues	6,863	5,325	4,498	10,187	4,476
Gross profit (loss)	1,735	(1,515)	1,537	2,296	1,885
Research and development costs, net	4,576	1,334	1,397	1,654	1,377
Selling, general and administrative expenses	5,652	4,984	3,838	4,457	3,391
Operating loss	(8,493)	(7,833)	(3,698)	(3,815)	(2,883)
Financial expenses	(22)	(833)	(221)	(209)	(266)
Other income (expenses)	(9)	(337)	(13,526)	574	(440)

	(8,524)	(9,003)	(17,445)	(3,450)	(3,589)
Minority interest in losses of a subsidiary	441	—	—	191	—
Loss from continuing operations	(8,083)	(9,003)	(17,445)	(3,259)	(3,589)
Net Loss for the year	(10,334)	(9,997)	(20,508)	(8,463)	(7,589)
Basic and diluted net loss per share from continuing operations	(2.01)	(2.03)	(2.37)	(0.32)	(0.32)
Basic and diluted net loss per share	(2.58)	(2.25)	$(2.78)	$(0.83)	$(0.67)
Weighted average number of shares outstanding (in thousands)	4,026	4,442	7,369	10,162	11,289

Balance Sheet Data:
Total assets	13,331	7,921	13,944	13,488	10,098
Net assets (liabilities) of continuing operations	2,030	(4,131)	1,797	2,248	(2,057)
Working capital (deficit)	(2,798)	(2,578)	537	(1,888)	(1,454)
Convertible debentures	—	3,000	2,500	—	1,020
Shareholders’ equity (deficiency)	2,457	(3,991)	(446)	(3,639)	(10,581)
Share capital	41	43	67	91	94
Additional paid-in capital	42,116	45,574	69,584	76,402	77,373

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

Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Revenues. Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base, which included in 2002 two major customers and our operation in Argentina. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply decreased 51% (or $6.1 million) to $6.4 million in 2002 from $12.5 million in 2001, due mainly to the decrease in revenues resulting from the sharp decrease in end unit sale volume to our customer in Venezuela, which was partly offset by the increase in the provision of our SVR services in Argentina

Cost of Revenues. Cost of revenues consists of (i) direct and indirect materials, (ii) subcontracting works, (iii) direct labor, (iv) depreciation and amortization and (v) other operating indirect costs. In 2002, our cost of sales decreased to 70% of yearly sales from 82% in 2001. This decrease was primarily the result of Tracsat’s improved results in 2002, as a result of the increase in its subscriber base.

Gross Profit. As a result of the foregoing, gross profit decreased by $411,000 from a gross profit of $2,296,000 in 2001 to a gross profit of $1,885,000 in 2002.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Research and development expenses decreased by 17% to $1.4 million in 2002 from  $1.6 million in 2001.
Research and development costs were reduced in 2002 as a consequence of the deduction of grants from the European community due to our participation in the ASAP project (for more information see Item 4, Business Overview – Assets Surveillance and Protection).

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

General and Administrative Expenses.General and administrative expenses consist of (i) labor costs for management and administration personnel; and (ii) office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses slightly increased to $2.284 million in 2002 from $2.232 million in 2001, constituting no material difference in the amount and nature of the expenses between the years.

Operating (Loss). As a result of the foregoing, our operating loss in 2002 decreased to $2,883,000 compared to an operating loss of $3,815,000 in 2001. The decrease in our operating loss was mainly due to the reduction of operating expenses which resulted primarily from the reduction in our sales and marketing costs (as explained above).

Financial Income – (Expenses). Financial income (expenses) consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In 2002, our net financial expenses amounted to $266,000 compared to $209,000 in 2001 , due mainly to an increase in interest on short-term credits which was partly off-set by translation adjustment gains from currency exchange rates .

Net Income (Loss). In 2002 we had a net loss of $7,589,000 as compared to a net loss of $8,463,000 in 2001. The decrease in our net loss was mainly due to the fact that NexusData’s discontinued operations contributed to a loss of $4 million in 2002 and $5.2 million in 2001.

Twelve Months Ended December 31, 2001 Compared with Twelve Months Ended December 31, 2000

Revenues. Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base which included in 2001 two major customers. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply increased 107% (or $6.5 million (from $6.0 million in 2000 to $12.5 million in 2001. The major increase in revenues resulted from the increase in end unit sale volume to our customers in South America and Israel.

Cost of Revenues. Cost of revenues consists of (i) direct and indirect materials, (ii) subcontracting works, (iii) direct labor, (iv) depreciation and amortization and (v) other operating indirect costs. Our cost of sales increased to 82% from yearly sales in 2001, as compared to 75% in 2000, due to the incorporation of expenses associated with the establishment of Tracsat S.A, which only became fully operational at the end of 2001.

Gross Profit. As a result of the aforementioned, gross profit increased by $759,000 from a gross profit of $1,537,000 in 2000 to a gross profit of $2,296,000 in 2001.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures, net of grants. Research and development expenses increased by 18% to $1,654,030 in 2001 from $1,397,000 in 2000, primarily attributable to increased expenditure on personnel.

Selling and Marketing Expenses .. Selling expenses consist of costs relating to promotion, marketing, labor costs, trade shows and exhibitions, sale commissions, sales support, travel and travel-related expenses.   During 2001, we increased our selling and marketing costs by 79%, from $1,243,000 in 2000 to $2,225,000 in 2001, mainly due to increased commission payments derived from the increased sales, additional labor costs and travel expenses.

General and Administrative Expenses. General and administrative expenses consist of (i) labor costs for management and administration personnel; and (ii) office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses decreased by 14% to $2,232,000 in 2001 from $2,595,000 in 2000 .

Operating Income (Loss). As a result of the foregoing, our operating loss in 2001 decreased to $3,815,000 compared to an operating loss of $3,698,000 in 2000.

Financial Income – (Expenses). Financial income (expenses) consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In 2001, our net financial expenses slightly decreased to $209,000, compared to $221,000 in 2000, constituting no material difference in the amount and nature of the expenses between the years.

Net Income (Loss). In 2001 we had a net loss of $8,463,000 as compared to net loss of $20,508,000 in 2000. This relatively heavy loss in 2000 is primarily attributable to the one time, cash-less expense, deriving from the write off of our investment in GWH, amounting to $13 million, which occurred in 2000 (for further information, see Item 4 – Business Overview; Sales and Marketing). In addition, NexusData’s discontinued operations contributed to a net loss of $5,204,000 in 2001 and $3,063,000 in 2000.

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

               In recent years, we have concentrated our operations on our location based security services in the areas of Automotive Vehicle Location and on the Stolen Vehicle Recovery markets, due to the decision of our management to focus on our more lucrative business opportunities, while sharply minimizing our research and development and marketing efforts of our two-way paging systems due to overall market trends, such as (a) the collapse of the paging industry as a whole where the income and number of customers has dropped sharply; (b) the absence of advances in technology of two-way paging, as a result of this technology being largely abandoned; and (c) the growth in competition from more modern technologies such as short messaging service (SMS), which is both cheaper and more convenient.

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

10.1        Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel).

12.1        Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.2        Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 19 th day of April, 2004.

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

      April 19, 2004

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

      April 19, 2004

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

In March 2003, the Company reached an understanding with Bank Hapoalim according to which a short-term credit in the amount of $ 3,000 will be converted to a long-term loan for a period of five years. The loan principal will be paid starting from two years after the date of this agreement. The bank also agreed to increase the Company’s credit line, in the amount of approximately $ 500. In April 2003, the Company raised $ 2,576 as proceeds from the issuance of shares (see Note 17).

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

The Company’s investments in investees are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”). During the years 2002, 2001 and 2000, impairments of $ 680, $695 and $ 13,000, respectively were recorded (See Note 15e).

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

The Company is entitled to royalties from certain of its customers. The Company has generated during the reported years revenues from royalties, which were based on the number of the customer’s subscribers. The royalties are recognized when such royalties are reported to the Company.

Revenues generated from technical support services are recognized when such services are rendered.

Revenues from installation and de-installation (of end-units) fees are recognized when such services are rendered.

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

An amount of $190 from 2001 has been reclassified from inventory to property, plant and equipment. Such reclassification was made because the Company’s Argentinean subsidiary adjusted its business model for all new customers’ agreements from sale agreements to service agreements in which title of end-user devices installed does not pass to customers.

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

Amortization expenses for the years ended December 31, 2002, 2001 and 2000 were $ 76, $ 66, and $ 64, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 7:- SHORT-TERM BANK CREDIT

a.	Classified by currency, linkage terms and interest rates as follows:

	December 31,

	2002	2001

Revolving line of credit in Dollar - (b.1.)	$525	$1,337
Revolving line of credit in NIS - (b.2.)	323	144
On call loans - NIS	-	1,854

	$848	$3,335

b.	1.	The balance bears interest at an annual rate of Libor plus 1.5%-2.5%.
	2.	The balance bears interest at an annual rate of Prime plus 3%-6.5%.
		(The prime rate as of December 31, 2002 is 10.6%).

c.	As of December 31, 2002, the Company has no unutilized credit line balance.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2001

Employees and payroll accruals	$866	$458
Provision for warranty	113	200
Accrued expenses	579	653
Customer advances	224	925
Customer advances	324	1,297
Others	5	81

	$1,887	$2,689

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2002	2001		2000
a.	Cost of revenues:

	Salaries, wages and employee benefits	$650	$	(* 919	$435
	Subcontractors and consulting	48		(* 146	26
	Raw materials and components	2,921		(*8,280	3,775
	Inventory write-offs	324		(* 13	86
	Depreciation	345		(* 133	50
	Others	188		(* 696	126

		$4,476		$10,187	$4,498

b.	Sales and marketing:

	Salaries, wages and employee benefits	$647	$	(* 1,042	$367
	Marketing expenses and commissions	316		(* 987	(* 805
	Others	144		(* 196	(* 71

		$1,107		$2,225	$1,243

c.	General and administrative

	Salaries, wages and employee benefits	$587	$	(* 700	$1,046
	Rental and office expenses	174		(* 179	(* 474
	Professional fees	465		(* 433	(* 463
	Allowance for doubtful accounts	539		(* 411	-
	Others	519		(* 509	(* 612

		$2,284		$2,232	$2,595

d.	Financial income (expenses), net:

	Income:
	Short-term bank deposits	$2	$5	$40

	Expenses:
	Bank charges and interest on short-term credit	391	127	26
	Translation adjustments	(143)	35	19
	Interest on convertible debentures	20	52	216

		268	214	261

		$(266)	$(209)	$(221)

e.	Other income (expenses):

Impairment of investments (1) (2) (3)	$(680)	$	(* (695)	$(13,000)
Gain in respect to waiver of customer advances	300		(*1,086	-
Capital gain (loss)	-		6	(5)
Other	(60)		177	(521)

	$(440)		$574	$(13,526)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

(1)	The impairment of investments included in the Company’s consolidated results of operations for the year ended December 31, 2002 is in respect of the investments in MAGA communication limited (“MAGA”) and in Tri Angle LLC. (“Tri Angle”). The Company’s investment in MAGA was an investment in an option to acquire 5% of MAGA’s outstanding ordinary shares. During 2002, the Company’s management determined, in light of MAGA’s financial position, not to exercise its option. As per the second impaired investment, Tri Angle LLC., had ceased its operations during 2002. Accordingly, the Company’s management determined that these fact patterns indicated that the carrying amounts of these two investments would not be recoverable, and impaired the entire amount of the investment in MAGA of $500 and the entire amount of the investment in Tri Angle LLC of $180.

(2)	The impairment of investment included in the Company’s consolidated results of operations for the year ended December 31, 2001 is in respect of the investment in Ubinet Telecom S.A. (“Ubinet”). During 2001, the shareholders of Ubinet ceased their obligation to support the operations of this company and have filed a request for the liquidation of Ubinet’s assets. Accordingly, the Company’s management determined that this fact pattern indicated that the carrying amount of the investment would not be recoverable, and impaired the entire amount of the investment in Ubinet of $695.

(3)	The impairment of investment included in the Company’s consolidated results of operations for the year ended December 31, 2000 is in respect of the investment in Global Wireless Holding Inc. (“GWH”). During 2000, the Company impaired its investment in GWH as a result of the global decrease in the industry and of similar technology companies, as well as the financial position of GWH at that time, which indicated that the carrying amount of the investment would not be recoverable in its entirety. Accordingly, the company impaired the investment in GWH in the amount of $13,000.

*)	Reclassified.

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 18:-      DISCONTINUED OPERATIONS (Cont.)

The following is a breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2002 and 2001:

	December 31,
	2002	2001
Assets attributed to discontinued operations:

Cash and cash equivalents	$-	$-
Short-term deposit	21	85
Trade receivables	27	61
Other accounts receivable	99	75
Inventory	1,579	352
Severance pay fund	105	154
Property and equipment, net	797	969
Other assets, net	14	16

	$2,642	$1,712

Liabilities attributed to discontinued operations:

Short-term loans and bank credit, net	$4,192	$2,132
Trade payables	2,034	1,118
Other accounts payable	959	762
Long-term loan	449	-
Accrued severance pay	157	212
Receipts on account of options	3,375	3,375

	$11,166	$7,599

b.	The following are the results of discontinued operations for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
Revenues	$680	$532	$216
Cost of revenues	1,552	2,030	662

Gross loss	872	1,498	446

Operating expenses:
Research and development, net	1,202	1,479	1,174
Sales and marketing	631	727	568
General and administrative	1,151	1,453	1,172

	2,984	3,659	2,914

Operating loss	(3,856)	(5,157)	(3,360)
Financial income (expenses), net	(144)	57	297
Other expenses	-	(104)	-

Net loss	$(4,000)	$(5,204)	$(3,063)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

	Country of incorporation	Voting rights %	Rights to profits %

Subsidiaries:
Tracsat S.A	Argentina	100	92.5
Nexus Telocation Systems North America, LLC	U.S.A.	100	100
NexusData Inc. (1)	U.S.A	100	100
NexusData (1993) Ltd. (held by Nexus Data Inc.) (1)	Israel	100	100
Aptel Communication Services (1996) Ltd. (held by Nexus Data Ltd.) (1)	Israel	100	100
Nexus Telocation Systems Singapore Ltd. (Inactive)	Singapore	100	100
Nexus 1994 Ltd. (inactive)	United Kingdom	100	100
Nexus Telecommunications Chile Limitada (inactive)	Chile	100	100

(1) See Note 1b.

YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	April 19, 2004
Ref.	letter of YA

Direct Dial:	972-3-6087842
Direct Fax:	972-3-608-7713 or -7714
E-mail:	orly@arnon.co.il

Nexus Telocation Systems Ltd.
1 Korazin Street
Givatayim
Israel

Ladies and Gentlemen:

        We have acted as Israeli counsel to Nexus Telocation Systems Ltd. (the “Company”), a corporation organized under the laws of the State of Israel. As such, we have participated in the preparation of the Company’s registration statement on Amendment No. 2 to Form F-3 (the “Registration Statement”) relating to the registration under the United States Securities Act of 1933, as amended, of 168,836,818 Ordinary Shares, par value NIS 0.03 per share (the “Shares”).

        As counsel to the Company in Israel, we have examined copies of the Memorandum of Association and the Articles of Association, as amended, of the Company and such corporate records, instruments, and other documents relating to the Company and such matters of law as we have considered necessary or appropriate for the purpose of rendering this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic originals of all documents submitted to us as copies.

        Based on the foregoing, we advise you that in our opinion the Shares, if and when paid for and issued, will be duly authorized, legally issued, fully paid and non-assessable.

        We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement under the caption “Service of Process and Enforcement of Judgment.”

Very truly yours, BY: /S/ Yigal Arnon & Co. Yigal Arnon & Co.

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts”, in Amendment No. 2 to Registration Statement on Form F-3 and related Prospectus of Nexus Telocation Systems Ltd. (the “Company”) for the registration of 168,836,818 shares of its Ordinary shares and to the incorporation by reference therein of our report dated April 30, 2003 with respect to the consolidated financial statements of the Company, as amended, included in its Annual Report on Form 20-F/A, for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

BY: /S/ Kost Forer Gabbay & Kasierer, (Former Kost Forer & Gabbay) A member of Ernst & Young Global

Tel Aviv, Israel
April 15, 2004