Form 20-F/A
period 2002-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2004-06-17
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year	Commission File
ended December 31, 2002	File No.

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

Yes ☒ No ☐

               Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐       Item 18 ☒

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

               Due to the recent downturn in the world economy, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general have affected our ability to realize investments at favorable terms. The recent cessation of operations of Ubinet, our Chilean investee, reflects this risk through the failure of the local majority partners to continue raising money for our technology operations. Our operations in Miami, funded by the same partners from Chile, were similarly terminated due to their inability to meet their financing obligations. In addition, our Argentinean subsidiary, Tracsat, is experiencing difficulties in attracting investments from local partners and bank credit lines despite its business achievements, primarily due to the economic and political conditions in Argentina. Under some circumstances, if we are unable to secure additional financing, we may have to stop our operations.

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

•

Command & Control Center (CCC)– the heart of the system, which includes the databases, and other software to administer the operation. Among other things, the CCC collects the information sent to it from the base stations, calculates the end-unit’s location and displays the data on various monitors. Commands can be down-linked from the CCC through a commercial paging system.

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

                In order to provide services (such as Stolen Vehicle Recovery services) an operator (which will be our customer with the exception of our subsidiary in Argentina, Tracsat S.A.) has to purchase from us, and deploy the CCC and sufficient base stations to cover the required territory as predetermined by our site-survey. Configuration of the systems is performed by our employees and training is also provided to the operator. Each end-unit’s installation within a vehicle is performed by the operator, however, our technicians are also frequently involved in supervising the installation process.  In the case of stolen vehicle retrieval services, once a vehicle is stolen, the operator will make its best efforts to retrieve the vehicle using security or other forces directed to the location of the vehicle from the CCC.

                Our subsidiary in Argentina acts as the local operator of our systems, consequently its customers are largely insurance companies which want to secure their insured vehicles.

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

           In addition to training and supervising the installation of our products, we also provide general technical support, such as the repair of our products whether under warranty or not, and also the provision of on-site engineers or technicians should this be required.

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

	1998	1999	2000	2001	2002

Statement of Income Data:
Revenues, sales	$ 8,598	$ 3,810	$ 6,035	$ 12,375	$ 5,196
Revenues, services	--	--	--	108	1,165

Total Revenues	85,98	3,810	6,035	12,483	6,361

Cost of revenues, sales	6,863	5,325	4,498	9,355	3,528
Cost of revenues, services	--	--	--	832	948

Total Cost of Revenues	6,863	5,325	4,498	10,187	4,476
Gross profit (loss)	1,735	(1,515)	1,537	2,296	1,885
Research and development costs, net	4,576	1,334	1,397	1,654	1,377
Selling, general and administrative expenses	5,652	4,984	3,838	4,457	3,391
Operating loss	(8,493)	(7,833)	(3,698)	(3,815)	(2,883)
Financial expenses	(22)	(833)	(221)	(209)	(266)
Other income (expenses)	(9)	(337)	(13,526)	574	(440)

	(8,524)	(9,003)	(17,445)	(3,450)	(3,589)
Minority interest in losses of a subsidiary	441	--	--	191	--

Loss from continuing operations	(8,083)	(9,003)	(17,445)	(3,259)	(3,589)

Net Loss for the year	(10,334)	(9,997)	(20,508)	(8,463)	(7,589)
Basic and diluted net loss per share from continuing operations	(2.01)	(2.03)	(2.37)	(0.32)	(0.32)
Basic and diluted net loss per share	(2.58)	(2.25)	(2.78)	(0.83)	(0.67)
Weighted average number of shares outstanding (in thousands)	4,026	4,442	7,369	10,162	11,289

Balance Sheet Data:
Total assets	13,331	7,921	13,944	13,488	10,098
Net assets (liabilities) of continuing operations	2,030	(4,131)	1,797	2,248	(2,057)
Working capital (deficit)	(2,798)	(2,578)	537	(1,888)	(1,454)
Convertible debentures	--	3,000	2,500	---	1,020
Shareholders’ equity (deficiency)	2,457	(3,991)	(446)	(3,639)	(10,581)
Share capital	41	43	67	91	94
Additional paid-in capital	42,116	45,574	69,584	76,402	77,373

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

Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Revenues.  Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base, which included in 2002 two major customers and our operation in Argentina. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply decreased 51% (or $6.1 million( to $6.4 million in 2002 from $12.5 million in 2001, due mainly to the decrease in revenues resulting from the sharp decrease in end unit sale volume to our customer in Venezuela, which was partly offset by the increase in the provision of our SVR services in Argentina.

Cost of Revenues. Cost of revenues consists of (i) direct and indirect materials, (ii) subcontracting works, (iii) direct labor, (iv) depreciation and amortization and (v) other operating indirect costs. In 2002, our cost of sales decreased to 70% of yearly from 82% in 2001. This decrease was primarily the result of the Tracsat’s improved results in 2002, as a result of the increase in its subscriber base.

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

General and Administrative Expenses. General and administrative expenses consist of (i) labor costs for management and administration personnel; and (ii) office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses slightly increased to $2.284 million in 2002 from $2.232 million in 2001, with the $560,000 in doubtful debts recorded in 2002, written off in 2003. The increase constituted no material difference in the amount and nature of the expenses between the years.

Operating (Loss). As a result of the foregoing, our operating loss in 2002 decreased to $2,883,000 compared to an operating loss of $3,815,000 in 2001. The decrease in our operating loss was mainly due to the reduction of operating expenses which resulted primarily from the reduction in our sales and marketing costs (as explained above).

Financial Income – (Expenses). Financial income (expenses) consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In 2002, our net financial expenses amounted to $266,000 compared to $209,000 in 2001, due mainly to an increase in interest on short-term credits which was partly off-set by translation adjustment gains from currency exchange rates.

Net Income (Loss).  In 2002 we had a net loss of $7,589,000 as compared to a net loss of $8,463,000 in 2001. The decrease in our net loss was mainly due to the fact that. NexusData’s discontinued operations contributed to a loss of $4 million in 2002 and $5.2 million in 2001.

Twelve Months Ended December 31, 2001 Compared with Twelve Months Ended December 31, 2000

Revenues. Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base which included in 2001 two major customers.. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply increased 107% (or $6.5 million (from $6.0 million in 2000 to $12.5 million in 2001. The major increase in revenues resulted from the increase in end unit sale volume to our customers in South America and Israel.

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

General and Administrative Expenses. General and administrative expenses consist of (i) labor costs for management and administration personnel; and (ii) office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses decreased by 14% to $2,232,000 in 2001 from $2,595,000 in 2000 although there was an increase in our doubtful debts, owing to the fact that in 2001 we recorded an aggregate of $560,000 in doubtful debts as a result of disputes with two of our customers, an increase of $260,000 on sums recorded as doubtful debts in 2000.

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

               The exchange rate has fluctuated during the past six months from a high of NIS 4.929 to the dollar to a low of NIS 4.373 to the dollar.  The average high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =		LOW 1 U.S. dollar =
December 2002	NIS	4.791	NIS	4.632
January 2003		4.898		4.769
February 2003		4.929		4.81
March 2003		4.858		4.687
April 2003		4.671		4.521
May 2003		4.577		4.373

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
6 Royalties to BIRD include the amount received by BIRD foundation which the company has undertaken to pay based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 10 to the Financial Statements).

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

	Number of Shares Owned (1)		Percent of Shares

Name of Beneficial Owner
DBSI Investment Ltd. (2)	77,762,923	(3)	58.7%

AMS Electronics Ltd.	17,000,500		12.9%

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

10.1        Consent of Kost, Forer & Gabbay, Certified Public Accountants (Israel).

12.1        Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.2        Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 18th day of June, 2004.

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

                                         June 18, 2004

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

                                         June 18, 2004

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

          We conducted our audits in accordance with auditing standards generally accepted in Israel , including those prescribed by the Israeli Auditors’ Regulations (Auditors Mode of Performance), 1973, and the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects United States generally accepted accounting principles (see Note 16).

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2002	2001

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit (Note 7)	$848	$3,335
Trade payables	1,913	2,759
Other accounts payable and accrued expenses (Note 8)	1,887	2,689

Total current liabilities	4,648	8,783

LONG-TERM LIABILITIES:
Long-term loan (Note 1f)	3,000	-
Accrued severance pay	845	745
Convertible debentures (Note 9)	1,020	-

	4,865	745

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 18)	11,166	7,599

SHAREHOLDERS’ DEFICIENCY(Note 11):
Share capital -
Ordinary shares of NIS 0.03 par value:
Authorized- 16,376,381 shares at December 31, 2002 and 2001; Issued and outstanding -11,289,932 and 10,889,932 shares as of December 31, 2002 and 2001, respectively	94	91
Additional paid-in capital	77,373	76,402
Cumulative foreign currency translation adjustments	(1,899)	(1,572)
Accumulated deficit	(86,149)	(78,560)

Total shareholders’ deficiency	(10,581)	(3,639)

	$10,098	$13,488

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

b.

The Company has decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc. a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and third party Investor signed an Offer agreement to Acquire Nexus Data Inc (ND). According to the agreement, the Investor will acquire 100% of the outstanding share capital of ND for the consideration of US$1 and Nexus will waive 100% of ND debt to it and ND will commit to pay Nexus a total amount of US$1 million after ND would have had four consecutive quarters of positive cash flows and net assets of at least $ 10 million. The agreement was subject to the Investor reaching certain agreements. These agreements were achieved during the first quarter of 2003 and the closing was carried out in February 2003.

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

During 2000 and 2001 the company became aware of disputes with two of its customers. The disputes were mainly due to time delays, mechanical problems and expenses incurred by the customers which, according to their understanding the Company should have to bear. In anticipation of the settlement of the damages claimed by the customers, the Company provided an allowance for doubtful accounts in 2001 and subsequently wrote off the entire amount in dispute in 2003. The two customers have continued to procure from the company and pay properly. The company is in the opinion that these disputes will have no impact on its future results of operation.

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

The Company’s investments in investees are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”).  During the years 2002, 2001 and 2000, impairments of $ 680, $ 695 and $ 13,000, respectively were recorded (See Note 15e).

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		Changes in the Company’s product liability during the period are as follows:

		Balance, beginning of the year	$200
		Estimated cost of Warranties Issued during the year	113
		Settlements made during the year	(54)
		Expiration of warranties during the year	(146)

		Balance, end of year	$113

	k.	Revenue recognition:

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

An amount of $ 190 from 2001 has been reclassified from inventory to property, plant and equipment. Such reclassification was made because the Company’s Argentinean subsidiary adjusted its business model for all new customers’ agreements from sale agreements to service agreements in which title of end-user devices installed does not pass to customers.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2001

Government authorities	$278	$613
Employees	26	35
Grants from European Community	229	-
Prepaid expenses	72	56
Advance payment to suppliers	45	327
Others	11	92

	$661	$1,123

NOTE 4:-	INVESTMENT IN INVESTEES

Eden (a)	$2,007	$2,083
MAGA (b)	-	500
Tri-Angle (b)	-	180

	$2,007	$2,763

(a)	The Company holds approximately 14% of Eden Telecom Ltd.’s share capital and of the voting rights.

Eden provide stolen vehicles recovery and location services based on Nexus Network System Technology.

	December 31,

	2002	2001

Cost of shares	$1,398	$1,398
Long-term loans (1)	79	685
Capital note (2)	530	-

	$2,007	$2,083

	(1)	A balance of $ 79 bears interest at Prime minus 0.3%. The maturity date has not yet been determined.
	(2)	On December 31, 2002, a loan of $ 530 was converted into a capital note, which bears no interest and has no linkage to the US dollar.

(b)	As for impairments of investments, see Note 15e.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,

	2002	2001

Cost:
Installed products	$1,252	$190
Computers and development equipment	2,068	2,220
Office furniture and equipment	292	300
Motor vehicles	22	25
Leasehold improvements	414	426
Network installation	270	342

	4,318	3,503

Accumulated depreciation:
Installed products	196	-
Computers and development equipment	1,842	1,572
Office furniture and equipment	179	155
Motor vehicles	18	17
Leasehold improvements	354	297
Network installation	194	59

	2,783	2,100

Depreciated cost	$1,535	$1,403

Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 were $ 770, $ 480, and $ 191, respectively.

As for charges, see Note 10.

NOTE 6:-	INTANGIBLE ASSETS, NET

	December 31,

	2002	2001

Patents:
Original amounts	$639	$639
Accumulated amortization	429	353

Amortized cost	$210	$286

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

	c.	Issued and outstanding share capital:

		1.	In January 2000, the Company issued 2,866,667 shares to Soros fund management LLC, at $ 7.5 per share.

		2.	In March 2000, the Company issued 64,599 shares to B.V.R. Technologies Ltd. (“B.V.R.”) at $ 7.74 per share.

		3.	In March 2001, $ 2,500 of debentures were converted into Ordinary shares at a conversion price of $ 2.34 per share.

		4.	In March 2001, the Company issued 980,392 shares to B.V.R. at $ 2.03 per share.

		5.	In April 2001, the Company issued 997,397 shares to its shareholders in a private placement at their fair market price of $ 1.99 per share.

		6.	In January 2002, the Company issued 400,000 shares to AMS at $ 2.5 per share.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ DEFICIENCY (Cont.)

	d.	Options:

		1.	The Company has granted options to its employees and directors. The options were granted for a period of 5 years and usually have a vesting period of up to 3 years.

		2.	A summary of the status of the Company’s stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended, are as follows:

	2002		2001		2000

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	984,364	$6.5	511,496	$8.55	472,434	$8.91
Granted	286,500	$1.46	505,333	$2.55	134,000	$7.95
Exercised	-	$-	-	$-	(42,280)	$11.5
Forfeited	(67,133)	$5.02	(32,465)	$7.5	(52,658)	$8.85

Outstanding at the end of the year	1,203,731	$5.32	984,364	$6.5	511,496	$8.55

Options exercisable at the end of the year	660,025	$7.92	448,475	$10.1	343,329	$10.2

Weighted average fair value on the date of grant		$1.02		$2.00		$2.01

The following table summarizes information relating to stock options outstanding as of December 31, 2002, according to exercise price range:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2002	Weighed average exercise price

		Years

$0.03-2.55	757,339	3.53	$2.13	225,522	$2.37
$7.5-9.00	298,667	1.64	$8.88	286,778	$8.91
$13.5-16.5	147,725	0.70	$14.50	147,725	$14.50

	1,203,731		$5.32	660,025	$7.92

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS’ DEFICIENCY (Cont.)

	Exercise price exceeds market price			Exercise price equal to market price

	2002	2001	2000	2002	2001	2000

Weighted average exercise prices	$-	$-	$9	$1.46	$2.55	$-

Weighted-average fair value on grant date	$-	$-	$5.43	$1.11	$2	$-

3.	Pro forma disclosures:

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

No options to employees were issued at less than fair market value.

Pro forma information under SFAS 123:

	Year ended December 31,

	2002	2001	2000

Net loss as reported	$(7,589)	$(8,463)	$(20,508)

Pro-forma net loss	$(7,847)	$(8,875)	$(21,256)

Pro-forma basic and diluted net loss per share	$(0.70)	$(0.88)	$(2.88)

4.	(a)	The following table summarizes information relating to warrants issued to investors outstanding as of December 31, 2002:

Number	Year of issuance	Expiration date	Exercise price

165,000	2002	2004	$ 3.75

	b.	During 2000, 178,330 warrants were exercised into Ordinary shares at $ 11.75 per share.

5.	Dividends:

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

	f.	Final tax assessments:

The Company has not received final tax assessments since 1997. Its subsidiaries have not received any final tax assessments since their incorporation.

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with related parties:

	December 31,

	2002	2001

Long-term loans to Eden (see Note 4a)	$79	$685

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	b.	Income and expenses:

	Year ended December 31,

	2002	2001	2000

Management fees to B.V.R. Technologies Ltd.	$-	$120	$120
Interest on loans and debentures paid to B.V.R. Technologies Ltd.	$-	$53	$216

NOTE 14:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	General:

The Company operates in one segment, Location Based Service (LBS).

The Company adopted FAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	b.	Summary information about geographical areas:

		Year ended December 31,

		2002	2001	2000

1.	Revenues (*):
	South America	$3,833	$10,022	$3,742
	Israel	1,592	2,259	2,293
	USA	820	-	-
	Other	116	202	-

		$6,361	$12,483	$6,035

(*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		Year ended December 31,

		2002	2001	2000

2.	Long-lived assets:
	Israel	$1,044	$1,511	$999
	Argentina	1,211	607	-

		$2,255	$2,118	$999

3.	Revenues classified by major customer:
	Percentage of sales to customers exceeding 10% of revenues:
		%

	Customer A	42	69	17
	Customer B	25	18	37
	Customer C	-	9	16
	Customer D	-	-	29
	Customer E	13	-	-

		80	96	99

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,

		2002	2001		2000

a.	Cost of revenues:

	Salaries, wages and employee benefits	$650	$	(* 919	$435
	Subcontractors and consulting	48		(* 146	26
	Raw materials and components	2,921		(* 8,280	3,775
	Inventory write-offs	324		(* 13	86
	Depreciation	345		(* 133	50
	Others	188		(* 696	126

		$4,476		$10,187	$4,498

b.	Sales and marketing:

	Salaries, wages and employee benefits	$647	$	(* 1,042	$367
	Marketing expenses and commissions	316		(* 987	(* 805
	Others	144		(* 196	(* 71

		$1,107		$2,225	$1,243

c.	General and administrative:

	Salaries, wages and employee benefits	$587	$	(* 700	$1,046
	Rental and office expenses	174		(* 179	(* 474
	Professional fees	465		(* 433	(* 463
	Allowance for doubtful accounts	539		(* 411	-
	Others	519		(* 509	(* 612

		$2,284		$2,232	$2,595

d.	Financial expenses, net:

	Income:
	Short-term bank deposits	$2		$5	$40

	Expenses:
	Bank charges and interest on short-term credit	391		127	26
	Translation adjustments	(143)		35	19
	Interest on convertible debentures	20		52	216

		268		214	261

		$(266)		$(209)	$(221)

*)	Reclassified.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

		Year ended December 31,

		2002	2001		2000

e.	Other income (expenses):

	Impairment of investments (1) (2) (3)	$(680)	$	(* (695)	$(13,000)
	Gain in respect to waiver of customer advances	300		(*1,086	-
	Capital gain (loss)	-		6	(5)
	Other	(60)		177	(521)

		$(440)		$574	$(13,526)

(1)

The impairment of investments included in the Company’s consolidated results of operations for the year ended December 31, 2002 is in respect of the investments in MAGA communication limited (“MAGA”) and in Tri Angle LLC. (“Tri Angle”). The Company’s investment in MAGA  was an investment in an option to acquire 5% of MAGA’s outstanding ordinary shares. During 2002, the Company’s management determined, in light of MAGA’s financial position, not to exercise its option. As per the second impaired investment, Tri Angle LLC., had  ceased its operations during 2002. Accordingly, the Company’s management determined that these fact patterns indicated that the carrying amounts of these two investments would not be recoverable, and impaired the entire amount of the investment in MAGA of $ 500 and the entire amount of the investment in Tri Angle LLC of $ 180.

(2)

The impairment of investment included in the Company’s consolidated results of operations for the year ended December 31, 2001 is in respect of the investment in Ubinet Telecom S.A. (“Ubinet”). During 2001, the shareholders of Ubinet ceased their obligation to support the operations of this company and have filed a request for the liquidation of Ubinet’s assets. Accordingly, the Company’s management determined that this fact pattern indicated that the carrying amount of the investment would not be recoverable, and impaired the entire amount of the investment in Ubinet of $ 695.

(3)

The impairment of investment included in the Company’s consolidated results of operations for the year ended December 31, 2000 is in respect of the investment in Global Wireless Holding Inc. (“GWH”). During 2000, the Company impaired its investment in GWH as a result of the global decrease in the industry and of similar technology companies, as well as the financial position of GWH at that time, which indicated that the carrying amount of the investment  would not be recoverable in its entirety. Accordingly, the company impaired the investment in GWH in the amount of $ 13,000.

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

Manufacturing agreement - the Manufacturing and Purchase agreement signed between the Company and AMS in January 2002 was amended, such that the Company’s commitment to purchase products from AMS in the amount of $ 36,000 for a period of 36 months is no longer valid. The Company has committed to purchase from AMS end units in the amount of at least $ 10,000 over the course of four years period, provided that there is actual demand for those products.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SUBSEQUENT EVENTS (Cont.)

	d.	In 2003, Tracsat issued to two employees 280 shares and the Company is committed to issue 560 additional shares of Tracsat, which will reduce its holding in Tracsat from 92.5% to 86.45%.

NOTE 18:-	DISCONTINUED OPERATIONS

	a.	On December 24, 2002, the Company and third party investor signed an offer to acquire Nexus Data Inc. (ND), pursuant to which the Company sold all of its holdings in ND to the investor (see Note 1a).

In view of the above, the assets, liabilities, operating results and cash flows attributed to ND were presented in the Company’s balance sheets, statements of operations and cash flows as discontinued operations, accordingly, the comparative figures were reclassified for all periods presented.

The following is a breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2002 and 2001:

	December 31,

	2002	2001

Assets attributed to discontinued operations:

Cash and cash equivalents	$-	$-
Short-term deposit	21	85
Trade receivables	27	61
Other accounts receivable	99	75
Inventory	1,579	352
Severance pay fund	105	154
Property and equipment, net	797	969
Other assets, net	14	16

	$2,642	$1,712

Liabilities attributed to discontinued operations:

Short-term loans and bank credit, net	$4,192	$2,132
Trade payables	2,034	1,118
Other accounts payable	959	762
Long-term loan	449	-
Accrued severance pay	157	212
Receipts on account of options	3,375	3,375

	$11,166	$7,599

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	DISCONTINUED OPERATIONS (Cont.)

	b.	The following are the results of discontinued operations for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

Revenues	$680	$532	$216
Cost of revenues	1,552	2,030	662

Gross loss	872	1,498	446

Operating expenses:
Research and development, net	1,202	1,479	1,174
Sales and marketing	631	727	568
General and administrative	1,151	1,453	1,172

	2,984	3,659	2,914

Operating loss	(3,856)	(5,157)	(3,360)
Financial income (expenses), net	(144)	57	297
Other expenses	-	(104)	-

Net loss	$(4,000)	$(5,204)	$(3,063)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

	Country of incorporation	Voting rights	Rights to profits

		%	%

Subsidiaries:

Tracsat S.A.	Argentina	100	92.5

Nexus Telocation Systems North America, LLC	U.S.A.	100	100

NexusData Inc. (1)	U.S.A	100	100

NexusData (1993) Ltd. (held by Nexus Data Inc.) (1)	Israel	100	100

Aptel Communication Services (1996) Ltd. (held by Nexus Data Ltd.) (1)	Israel	100	100

Nexus Telocation Systems Singapore Ltd. (Inactive)	Singapore	100	100

Nexus 1994 Ltd. (inactive)	United Kingdom	100	100

Nexus Telecommunications Chile Limitada (inactive)	Chile	100	100

           (1)     See Note 1b.

- - - - - - - - - - - -

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the registration statements of Nexus Telocation Systems Ltd. (the “Company”), on Form F-3 and on Form S-8, and each prospectus constituting a part thereof, of our report dated April 30, 2003 as amended, relating to the consolidated financial statements included in the Annual Report on Form 20-F/A for the year ended December 31,2002, filed with the Securities and Exchange Commission on June 18, 2004.

/s/ Kost Forer Gabbay & Kasierer, (Former Kost Forer & Gabbay) A member of Ernst & Young Global

Tel Aviv, Israel
June 18, 2004