Form 20-F
period 2003-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2004-06-30
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File File No.

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

114,529,974

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

Item 17 ☐ Item 18 ☒

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that Nexus Telocation Systems Limited (“we” or the “Company” or “Nexus”) will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.Risk Factors.”

--------------

PART I.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

          A.           SELECTED FINANCIAL DATA

The selected financial data is incorporated by reference to Item 5. of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18. – “Financial Statements” and are incorporated by reference, and the other financial information appearing in Item 5. of this annual report.

          B.           CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

          C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

          D.           RISK FACTORS

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others.  If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline.  We cannot assure you that we will successfully address any of these risks.

          General Risks Factors Relating to Our Company

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

          We have a history of net losses.

          While in 2003, we had net income of $5.3 million, this resulted from a one-time non cash capital gain of $8.5 million from the disposal of discontinued operations, offset by a $3.3 million loss from continuing operations. With the exception of 2003, we have incurred a net loss in each year of our existence. In December 2003, our accumulated deficit was approximately $81.9 million.  In 2001 and 2002, we incurred annual net losses of approximately $9.5 million and $7.6 million, respectively. We have suffered substantial losses from our formerly owned subsidiary, NexusData, Inc. (NexusData). Although we discontinued the operations of NexusData in the third quarter of 2002, sold NexusData in February 2003 (see Item 4. “Recent Developments”) and have reduced our operational on-going expenses, we may not achieve or sustain significant revenues on a quarterly or annual basis in the future. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

          Our future operations depend on our ability to obtain additional financing.

          We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. Pursuant to an agreement entered into on April 25, 2004, we purchased all of the securities of Pointer (Eden Telecom Group) Ltd., in consideration for the issuance of a number of ordinary shares and warrants with an aggregate value equal to approximately 26% of our issued share capital, on a fully diluted basis (For further information regarding our agreements with Pointer see Item 4. “Recent Developments”). We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all. If we issue any equity or convertible debt securities, this may substantially dilute the interests of our current shareholders.  If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

          Due to the recent downturn in the world economy, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general have affected our ability to realize investments at favorable terms. Our Argentinean subsidiary, Tracsat, is experiencing difficulties in obtaining bank credit lines despite its business achievements, primarily due to the economic and political conditions in Argentina. Under some circumstances, if we are unable to secure additional financing, we may have to stop our operations.

          We depend on a small number of customers.

We depend on a small number of customers and our future depends on our ability to maintain our existing customers and attract new customers. For the twelve months ended December 31, 2003, three of our customers accounted for approximately 91% of our revenues.  (See further Notes 1(d) and 16(b)(3) of our consolidated financial statements).  In light of our sale of NexusData, we no longer engage in the automated meter reading industry and our operations are concentrated on our location based systems (LBS) activities, which activities were halted in the United States, China, and Chile during 2002 principally as a result of the inability of the domestic operators in such countries to finance their operations.  In addition, our customer in Venezuela ceased issuing purchase orders to us from mid-2002, as a result of the prevailing foreign currency restrictions imposed by the Venezuelan government and the economic and political situation in Venezuela, but began issuing such purchase orders again at the beginning of 2004. Due to continuous political and economical uncertainties in Venezuela, we cannot be sure whether we will receive any further purchase orders from this customer or when such orders will be received.  Thus, our current revenues are generated mainly from the continued sales of our products and services to our customers in Israel, Argentina and Russia. If such customers were to reduce purchasing our products or services, our business would be adversely affected.

          Our operations are primarily concentrated on one industry and in few territories.

          Since the change in ownership and management of our company in April 2003 (see Item 4 “Recent Developments”), we have decided to primarily focus our marketing efforts on the sale of Stolen Vehicle Retrieval (SVR) products and services in Latin America. Consequently, there will be fewer outlets for us to generate revenues in the future. While our SVR operations have been our most significant source of revenue, we no longer offer a diversified array of products and solutions. The concentration of our operations on one facet of the location based systems industry exposes us to considerable risk were this business line to undergo a downturn.

          We depend on others to manufacture our systems and we rely on a single-source supplier for the manufacture of our end units.

          We do not have manufacturing facilities for our end unit devices. Most of the components of our systems are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
•	reduced manufacturing flexibility due to last moment quantity changes;
•	transportation delays;
•	political and economic disruptions;
•	the imposition of tariffs and export controls on such products;
•	work stoppages;
•	changes in government policies; and
•	the loss of molds and tooling in the event of a dispute with a manufacturer.

          Our agreements with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period.

          We may not be able to adapt to customer preferences or new technologies.

          The market for wireless communications systems has been characterized by rapid technological developments. Our ability to increase revenue in the future depends on the commercial success of our SVR systems and on our ability to adapt to changing technologies, industry standards and customer preferences in a timely and cost-effective manner. We have focused our development on our location based security and management services in the area of SVR systems and Industrial Monitoring (Scada) and have discontinued our research and development and marketing efforts for our two-way paging systems due to overall market considerations.

          We rely on operators of existing paging networks to provide our Location Based Solution systems.

          One of the benefits of our automatic vehicle location (AVL) and Industrial and Monitoring Control (IMU) systems is that they utilize existing one-way paging networks, as their down-link interface, and therefore do not require a relatively large initial investment in infrastructure. In order for us to take advantage of this benefit, domestic operators of our system will need to enter into and maintain strategic relationships with wireless communications companies that control existing paging infrastructure or already provide one-way paging services to large numbers of customers. Should they fail to maintain such relationships with wireless communication companies, our business would be adversely affected.

          We may not be able to successfully compete in the extremely competitive markets for our products.

          We face intense competition in the markets in which we operate. Our primary competitors in the markets in which we currently operate are Lo-Jack and Ituran, which to the best of our knowledge currently offer vehicle location systems utilizing land-based radio networks in limited areas that resemble our solutions. Some offer a similar solution to Nexus and others, like Lo-Jack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

          In addition, some primary competitors in the market for automatic vehicle location systems, such as OmniTracks, @Track, Onstar, Satellite Security (GlobalGuard), and others are employing a combination of GPS (satellite-based location technology) over cellular-like systems. The systems offered by these companies use satellite-based technologies which usually require the use of tracking receivers installed in vehicles that work in conjunction with map display and fleet management software, position reporting formats, and other communications hardware and components.

          Some of our other competitors offer location based services, which conform with a recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities  (using cell-id. technology, such as True Position, Xypoint, CPS and SnapTrack). In the industrial monitoring market, our main competitor is Motorola (MOSCAD systems).

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

          We are subject to several risks as a result of our international sales.

          Systems based on our products and systems are currently installed in Venezuela, Israel, Argentina, Russia, Chile and China.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

•

A severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results during 2002. This was mainly due to Tracsat’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in US dollars.

•

Due to the current political instability in Venezuela, the Venezuelan government has imposed foreign exchange controls, which have effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela during 2003.

          The technology and standards in the industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

          The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours. We cannot assure you that we will timely or successfully develop new or enhanced products, which will effectively compete with such potential new products. Our business will be negatively impacted if we do not develop technologically competitive products that respond to customer needs and are priced competitively.

          Our products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

          Our success and our ability to compete greatly depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

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

          The use of our systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

          Our potential growth depends, to a great extent, on the success of the domestic operators of our system in commercializing our technology and marketing their services.

          The commercialization of our systems in each territory in which we operate is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure and end units, and market their services in their territories. With the exception of Tracsat, our Argentinian subsidiary and Pointer (Eden Telecom Group) Ltd., our recently acquired subsidiary we do not control any of the other operators. The implementation of the operators’ business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from royalties, where applicable, from such territories will be dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations which we do not control are essentially limited to Venezuela and Russia, while we do control such operations in Israel and Argentina. If we were to experience any setbacks regarding such operators, this would have a material adverse effect on our business.

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

          Should we fail to meet sales forecasts or suffer cancellations of orders from customers, we may find ourselves with a higher level of inventory than we currently need. For the twelve months ended December 31, 2003, we incurred inventory write-offs of $111,000. As a result of a high level of inventory, we may be exposed to the risk of a decrease in the value of the inventory should the price of this inventory drop, causing our gross margins to be adversely affected. Furthermore, in the event that we maintain large amounts of inventory, certain products might be rendered obsolete due to modification and improvement of our products, which might cause us to continue to incur inventory write-offs.

          Our major shareholder has a controlling stake in our company.

          Pursuant to the share purchase agreement of March 2003, wherein DBSI Investments Ltd. (DBSI) and other investors invested approximately $2.6 million in our company, and the investments completed in second half of 2003, wherein DBSI and other investors invested approximately  $1.2 million, DBSI currently owns approximately 37.8% (on a fully diluted basis), following the acquisition of Pointer (Eden Telecom Group) Ltd., discussed below) of our issued and outstanding shares. Accordingly, DBSI has a controlling interest in our company. Pursuant to an amendment to our manufacturing agreement with AMS Electronics Ltd. (AMS) that was concluded in March 2003, AMS was issued 12.9% of our issued and outstanding shares (on a fully diluted basis), which was reduced to 6.1% following the acquisition of Pointer, and executed a proxy in favor of DBSI. (For further information regarding the AMS transaction see Item 4. – “Recent Developments” - “Manufacturing Agreement with AMS Electronics Ltd.”). As a result of receiving that proxy, DBSI currently controls approximately 44% of our voting power and effectively has the ability to control matters requiring the approval of our shareholders. Furthermore, DBSI has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors.

Risk Factors Relating to our Ordinary Shares

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

          In August 2002, our shares were delisted from the Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply with the net tangible assets or stock holders equity requirements for continued listing set forth in NASDAQ Marketplace Rule 4310(c)(2)(B). Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

          Corporate governance scandals and new legislation could increase the cost of our operations.

          As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. New legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

          We do not publicize our quarterly financial statements.

          As a foreign private issuer, we are only required to publicize our annual financial statements. However, until 2002, we disclosed unaudited quarterly financial statements as a customary practice. In order to minimize general costs, we decided, in 2003, to discontinue this practice. As of January 1, 2003, we only publish our annual financial information as required by law and unaudited semi-annual financial statements. As a result, investors are no longer able to receive periodic financial information on a quarterly basis. This will affect their ability to assess the condition of our results and operations.

Risk Factors Relating to Our Operations in Israel

          Conditions in Israel affect our operations.

          We are incorporated under the laws of the State of Israel, and our headquarters are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000, which has continued with varying levels of severity through 2003, and negotiations between Israel and Palestinian representatives have ceased. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees, R&D center and facility and those of many of our subcontractors are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

          Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Recently, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

          The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

          A major part of our costs in Israel are not denominated in dollars and may be influenced from the rate of devaluation of the New Israeli Shekel.  This exposes us to market risk from changes in foreign exchange rates as against the U.S. dollar, as our dollar costs in Israel may increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. While in the twelve months ended December 31, 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%, this is not typical.  For further discussion of such devaluation, see Item 5. “Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.” There can be no assurance that we will not incur losses from such fluctuations in the future.

          We may not be eligible to receive grants, tax benefits or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

          We have received certain grants, programs and tax benefits from the Israeli Government, the European Union and the BIRD Foundation.  To remain eligible for these grants, programs and tax benefits, we must comply with certain conditions. In addition, some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels, or at all. During 2003 and 2004, we received several letters from the Israel Investment Center asserting that we did not fully implement our approved investment program and as such, all of the benefits we received under this approved investment program may be cancelled. If these programs and tax benefits are ended, our business, financial condition and results of operations could be adversely affected.

          Service and enforcement of legal process.

          Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

          Risks Affecting Our Subsidiaries

          We are dependent upon the success of Tracsat S.A., our subsidiary in Argentina.

          Revenues generated by Tracsat, our subsidiary in Argentina, have increased consistently since the beginning of 2002. We depend on the ability of Tracsat to maintain its growth and market penetration. We cannot be sure that Tracsat will be able to operate successfully in the future because its operations are dependent upon many factors, many of which Tracsat does not control, such as:

• General political and economic circumstances in Argentina;
• Trends in the Argentinean insurance industry;
• Rate of car theft, value of cars and other inherent factors related to the SVR business, such as the success of law enforcement programs; and
• Competition and consumer satisfaction.

          Tracsat depends on a small number of customers and business partners.

          Tracsat depends on a small number of customers and business partners and its future depends on its ability to maintain existing customers and business partners and attract new customers and business partners. Revenues in Argentina are mainly generated from two customers. If any of our current customers cease to do business with us, or if we fail to attract new customers or business partners. our operations could seriously be harmed or we may have to cease operations under certain circumstances.

          The volatile exchange rate between the Argentinean Peso and the U.S. dollar may negatively impact the results of our operations.

          Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in dollars, the significant devaluation in the Argentinean Peso and continuing economic instability in Argentina could have a severe negative effect on the business and overall profitability of Tracsat. Because we depend on the profitability of Tracsat, our business could also be severely damaged as a consequence. Under certain circumstances, we may be forced to cease operations as a result.

          The future operations of Tracsat may depend on its ability to obtain additional financing.

          Although Tracsat has reached its operational stage through our effective management efforts, it still depends on our financial support, primarily due to economic conditions in Argentina. We cannot assure that we will have the ability to continue to finance Tracsat or to find other financing alternatives for Tracsat in a timely manner. Tracsat’s future operations may be materially affected if we do not continue to provide it with additional funding at the level currently being made by us.

          Our acquisition of Pointer could result in operating difficulties and other adverse consequences.

          On June 27, 2004, we acquired 100% of the shares of Pointer (Eden Telecom Group) Ltd. (Pointer), an Israeli company which specializes in providing location-based services for vehicles including SVR and fleet management and in marketing protection products for vehicles in Israel.  The process of integrating Pointer is risky and may create unforeseen operating difficulties and expenses. The areas in which we may encounter difficulties include:

•	diversion of management time (both ours and that of the Pointer) from the ongoing development of our businesses, issues of integration and future products and services; and
•	the need to implement controls, procedures and policies in Pointer appropriate for a public company that prior to its acquisition was a private company.

          We have limited experience in managing this integration process.  Moreover, the anticipated benefits of this acquisition may not be realized.

          We acquired Pointer on an “as is” basis.

          Prior to our acquisition of Pointer, certain of its shareholders guaranteed bank loans to Pointer in the amount of approximately $1.6 million. As part of the acquisition we agreed to indemnify such guarantors in the event that the banks recall the loans from such guarantors. We acquired Pointer on an “as is” basis. Should we discover significant problems with Pointer of which we are currently not aware, or should we be required to indemnify such former shareholders of Pointer for the full or a material part of the $1.6 million loan, this could result in the cessation of our operations.

          Pointer has a history of losses.

          Pointer has suffered recurring operating losses and  has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Pointer’s recuperation plan and the investments of its shareholders may reverse this trend; however, Pointer has yet to record net profits throughout its existence. While its revenues have grown over the years, there is no guarantee that its business will ever be profitable. Since Pointer only operates in Israel, its business is affected by changes in the Israeli market. Changes such as the reduction in car theft resulting from the building of the separation fence between Israel and the West Bank, improved law enforcement initiatives, the decline in the purchases of new cars and changes in the automobile insurance market will adversely affect the business of Pointer. Should we fail to develop a successful business strategy to deal with such changes, this will have a material adverse affect on our business.

ITEM 4.    INFORMATION ON THE COMPANY

          A.           HISTORY AND DEVELOPMENT OF THE COMPANY

          We develop, manufacture and market low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Security and safety operations and services, based on our system and technology, are performed by local operators, predominantly in Israel and Latin America. Since April 2003, we have decided to strategically own or become more involved in operating companies, in addition to our holdings in Tracsat (our operator in Argentina).  Consequently, we have increased our holdings in Pointer (our operator in Israel) from 14% to 100%.

          We were founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Nexus Telocation Systems Ltd, and through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Over-The-Counter Bulletin Board under the symbol NXUS.  Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Tracsat S.A., are located in Buenos Aires, Argentina. The headquarters of our subsidiary, Pointer Ltd, are located in Petach-Tikva, Israel. Our Web site is www.nexus.telocation.com.  Information on our web site is not incorporated by reference in this annual report.

Recent Developments

          Since January 1, 2003, the following important events have occurred to us:

Sale of NexusData and the discontinuance of our AMR operations

          We previously engaged in the Automated Meter Reading (AMR) industry through our wholly-owned U.S. subsidiary, NexusData, Inc. In June 2001, NexusData entered into a major contract with IMServ, a division of Invensys PLC, to deliver the first full utility deployment of its AMR system to service the Atlanta Gas Light Corporation. The minimum contract commitment for $50,000,000 was to have serviced at least 1.3 million homes and businesses with daily automated gas consumption reads; however, due to facts unknown to us, the entire project was abandoned and caused severe financial damage to NexusData and to us.  This severe setback caused us to reach our decision to discontinue our AMR operations and sell all of our holdings in NexusData, in February of 2003, to Storm Consulting Inc. (“Storm”) for the consideration of $1 and waiving of all debt owed to Nexus by NexusData.  In addition, NexusData agreed to pay our company $1 million in the event of NexusData having four consecutive cash positive quarters and net assets in the forth such quarter of at least $10 million. Pursuant to its purchase of NexusData, Storm has assumed certain liabilities of NexusData and has undertaken to invest the necessary resources to maintain NexusData’s core technology and business relationships with existing and potential customers. As a result, the Company recorded a gain of $8.5 million one-time non-cash capital gain from discontinued operations (See note 1B and 18 of Financial Statements).

Sale of Ordinary Shares and Warrants to DBSI and additional investors

          In April 2003, DBSI Investments Ltd. acquired a controlling stake in our company pursuant to a share purchase agreement with us, dated March 2003 (the March Agreement). The March Agreement with DBSI and certain other investors provided for additional investments in our company through October 2003. Pursuant to the March Agreement, DBSI invested an aggregate of $2.6 million in our share capital, from March to October.

          Pursuant to the March Agreement, through October 2003, additional investors invested an aggregate of approximately  $1.2 in our share capital, under the same terms and conditions set forth in the March Agreement.  Amongst these investors was Mr. Arik Avni, our Chief Executive Officer who invested $44,000 in our share capital.  For further information regarding this investment see Item 7. “Related Party Transactions.”

          Overall, DBSI and the other investors invested an aggregate of approximately $3.8 million. In consideration for their investment they acquired 86,804,543 ordinary shares and warrants to purchase 60,763,183 ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the March Agreement. Pursuant to the March Agreement, DBSI is entitled to designate four of the seven members of our Board of Directors. Under the March Agreement, the investors were granted certain demand and piggyback registration rights. In addition, all preemptive rights granted to shareholders of Nexus have also been terminated pursuant to the March Agreement and there are no longer any preemptive rights in the Company.

          In connection with the share purchase agreement, we reached an agreement with AMS Electronics Ltd. (AMS), the primary manufacturer of our end products (See Item 4. “Manufacturing Agreement with AMS Electronics Ltd.”). Pursuant to this agreement, AMS converted $723,000 of convertible debentures and interest accrued thereon, issued to it on January 15, 2002, into 16,431,818 ordinary shares at a conversion price of $0.044 per share, and we repaid AMS approximately $300,000.

          As part of the share purchase agreement, we also reached certain agreements with bank Hapoalim, our Bank, regarding new terms for long term and short term loans, overdraft and bank guarantees in favor of the company, and issued Bank Hapoalim a warrant exercisable into 5,113,636 ordinary shares of our company at an exercise price of $0.044 per share.

          Under the 2003 share purchase agreement, and ancillary documents thereto, DBSI and the other investors, AMS, and Bank Hapoalim were granted certain registration rights, pursuant to which we have filed a registration statement on Form F-3 with the Securities and Exchange Commission for the resale of their ordinary shares, including those ordinary shares underlying the currently exercisable warrants issued to DBSI and the investors, AMS and Bank Hapoalim. The registration statement has not yet been declared effective.

Management Agreement with DBSI Investments Ltd.

          Pursuant to the share purchase agreement with DBSI Investments Ltd., we entered a management services agreement with DBSI in April 2003.  Pursuant to the management agreement, DBSI will provide us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum for a period of three years commencing in April 2003, to be paid in equal quarterly installments of $45,000.  At the end of the initial three-year term, and at the end of each subsequent term thereafter, the agreement will be automatically renewed for additional 12-month terms unless terminated by either of the parties.

Manufacturing Agreement with AMS Electronics Ltd.

          In January 2002, we entered into a major manufacturing agreement with AMS Electronics Ltd. (AMS), for the manufacture of a significant portion of our end units and those of NexusData, minimally valued at $36 million.  Pursuant to the share purchase agreement with DBSI Investments Ltd., a letter agreement was signed between AMS and Nexus in March 2003 (the “Letter Agreement”), amending the Manufacturing and Purchase Agreement, such that we were released from our undertaking to issue purchase orders to AMS minimally valued at $36 million and instead committed to make purchases of our end units from AMS amounting to at least $10 million over the course of a four-year period, provided that there is actual demand for these products from our customers.  In addition, we will not be liable for any liabilities of NexusData under the Manufacturing and Purchase Agreement and in no event shall a claim be made by AMS against us relating to NexusData’s liabilities.  Pursuant to the amendment to the Manufacturing and Purchase Agreement, AMS was granted exclusivity and/or rights of first refusal in connection with its manufacture of our products.

Employment Agreement with our Chief Executive Officer

          In June 2003, our Audit Committee and Board of Directors approved an agreement with Mr. Arik Avni to serve as our chief executive officer. Pursuant to the agreement, Mr. Avni receives an annual gross salary of NIS 300,000 and is eligible to receive an annual bonus equivalent to 8% of our annual earnings before income tax. In addition to the customary benefits in Israel, Mr. Avni was also granted options to purchase 6,850,000 of our ordinary shares at an exercise price of $0.044 per share. For further information see Item 7. “Related Party Transactions.”

Successful completion of the Assets Surveillance & Protection (ASAP) project

          As part of our Nexusphere System, we were formerly involved in developing applications to provide solutions in the field of Assets Surveillance & Protection (ASAP). ASAP is based on a terminal, which is attached to the asset and a terrestrial communication and location system and can provide instant warning and location in the event of hazardous chemical leakage or road accidents.  A Nexus-led two-year project with a consortium of eight European companies, consisting of technology developers and transportation companies, was established in December 2001 to develop and test an ASAP solution. The project was successfully completed in October 2003.  At the end of 2003, we expected to receive a 210,000 Euro grant from the European community in connection with the project.  In June 2004, an additional grant in the amount of approximately 185,000 Euro was approved. In June 2004, we received 210,000 Euro from these grants.

          Cooperation and Share Exchange Agreements with Pointer (Eden Telecom Group) Ltd.

          On February 25, 2004, we entered into a cooperation agreement with Pointer (Eden Telecom Group) Ltd. (Pointer Ltd.), the operator of our system in Israel. Pointer specializes in providing location-based services for vehicles including SVR and fleet management and in marketing protection products for vehicles in Israel.  Protection products include alarm systems, immobilizers and a distress button, which is an integral part of the system, allowing one to immediately alert assistance services allocated at a twenty-four hour manned telephone service center, which locates the vehicle and immediately sends the required service to the vehicle.

          As part of this agreement, Pointer renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Pointer undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Pointer’s infrastructure network. The term of the agreement is until the end of year 2007.

          Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Pointer, whereby we increased our holdings in Pointer from 14% to 100% of its issued share capital. Upon completion of the agreement on June 27, 2004, we purchased all the outstanding shares and options to purchase shares of Pointer. Upon completion of the transaction, we purchased from certain of Pointer’s shareholders their rights to repayment by Pointer of an aggregate of $5,215,043.50 pursuant to loans which they provided to Pointer. In consideration for the right to receive repayment of the loans, we issued such shareholders 10,430,086 of our ordinary shares, constituting one of our ordinary shares for every $0.50 owed to such shareholders pursuant to the loans. Furthermore, upon completion of the transaction, we provided certain shareholders of Pointer which provided bank guarantees to Pointer for an aggregate amount of $1,644,444.50, with an indemnification letter pursuant to which we agreed to indemnify them in the event of the banks exercising their guarantees.  In consideration for the indemnification letters provided by us to such shareholders, the number of our ordinary shares that we issued to them pursuant to the aforementioned acquisition transactions was reduced by an aggregate of 2,288,888 ordinary shares, constituting one of our ordinary shares for each $0.50 that we have agreed to indemnify them pursuant to the guarantees. In addition, pursuant to the agreement, a number of options in Pointer held by its employees were converted into options of our company, constituting an aggregate of 2.7% of our share capital on a fully diluted basis. In consideration for all of the above, we transferred a number of our ordinary shares and warrants with an aggregate value equal to approximately 26% of our issued share capital on a fully diluted basis, post transaction. Prior to the completion of the acquisition, the directors of Pointer resigned from its board of directors and we assumed full control of Pointer.

          Based on Israeli GAAP, revenues for the year 2003, of Pointer were NIS 44.3 million, representing an increase of 15% compared to the year 2002 and operating profits of NIS 1.5 million. As of December 31, 2003 Pointer’s shareholder’s deficiency amounted to NIS 105.6 million.

Renewal of purchase orders in Venezuela

          In January 2004, the customer in Venezuela renewed its purchase orders after not having ordered from us for approximately two years. In 2004, this customer ordered over US $800,000 worth of infrastructure equipment and end units. During the years 2001 and 2002, our revenues from this Venezuelan operation, exceeded $10 million. However, due to continuous political and economical uncertainties in Venezuela, we cannot be sure of any further purchase orders from this customer and the timing of such.

Exercise of warrants by Bank Hapoalim and other minority investors

          As of June 15, 2004, 13,459,546 warrants were exercised into Ordinary shares of the Company of NIS 0.03 par value each. 10,191,818 warrants were exercised by a cashless exercise into 9,118,833 Ordinary shares, and another 3,267,728 warrants were exercised into Ordinary shares, in consideration of approximately $ 144,000.

Grant of Options to Employees

          On June 1, 2004, our board of directors resolved to issue to our employees options to purchase approximately 2.2 million of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, at an exercise price of 13.3 cents ($0.133) per share. 44% of the options granted to each employee shall vest on December 31,2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006.  The options are subject to the terms of the 2003 Employee Share Option Plan.

          Investments and Divestitures

          During the first quarter of 2001, we signed an agreement with the shareholders of Global Wireless Holding Inc, or GWH, for the purchase of 92.5% of the issued share capital of Tracsat S.A. in consideration for $1 million, which has since been reduced to approximately 86.5%. The consideration for the shares was paid through the issuance of 167,667 of our shares, valued at $367,000, according to their market value at the time the agreement was signed, forgiveness of a loan extended to GWH in the amount of $500,000 and a cash payment of $153,000. (For additional information see note 1C of our consolidated Financial Statements).

          During 2001 we invested $392,000 in Ubinet Telecom S.A, or Ubinet (a Chilean company) increasing our shareholding in the company to 15% of its issued share capital. In 2001, we wrote off all of our investments in Ubinet.

          In 2001, we invested $180,000 in Florida Wyoming Inc. (renamed as Tri- Angle in 2002) in exchange for 18% of its issued share capital. During 2002, we wrote off this investment.

Investment in Property and Equipment

          During the years 2003, 2002 and 2001, we had capital expenditures of $1.1 million, $1.2 million and $0.7 million, respectively, related mainly to the installment of equipment used by Tracsat, our subsidiary in Argentina.

Sale of NexusData

          We previously engaged in the Automated Meter Reading (AMR) industry through our wholly-owned U.S. subsidiary, NexusData, Inc. In June 2001, NexusData entered into a major contract with IMServ, a division of Invensys PLC, to deliver the first full utility deployment of its AMR system to service the Atlanta Gas Light Corporation. The minimum contract commitment for $50,000,000 was to have serviced at least 1.3 million homes and businesses with daily automated gas consumption reads; however, due to facts unknown to us, the entire project was abandoned and caused severe financial damage to NexusData and to us.  This severe setback caused us to reach our decision to discontinue our AMR operations and sell all of our holdings in NexusData, in February of 2003, to Storm Consulting Inc. (“Storm”) for a total consideration of $1 and the waiving of all debt owed to Nexus by NexusData.  In addition, NexusData agreed to pay our company $1 million in the event of NexusData having four consecutive cash positive quarters and net assets in the fourth such quarter of at least $10 million. Pursuant to its purchase of NexusData, Storm has assumed certain liabilities of NexusData and has undertaken to invest the necessary resources to maintain NexusData’s core technology and business relationships with existing and potential customers. As a result, the Company recorded a gain of $8.5 million resulting from a one-time non-cash capital gain from discontinued operations (See note 1B and 18 of our consolidated Financial Statements).

          B.           BUSINESS OVERVIEW

Location Based Services

          We are engaged in the development, production and marketing of our Nexusphere which can deploy an array of commercial wireless applications in the fields of Location Based Services, as well as the provision of related services through our subsidiaries. In April 2003, we decided to focus on specific applications including (i) stolen vehicles recovery (SVR) services utilizing our AVL architecture and Remote Mobile end-unit devices (RMU’s), and (ii) remote monitoring and control of commercial assets through our Industrial Monitoring and Control (IMU) end-user devices. We believe that our Nexusphere technology will generally provide a cost-effective alternative for security, safety, asset location based management services offering increased operational reliability and lower operational costs.

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

          The following are some of the available applications of the Nexusphere:

Stolen Vehicles Recovery (SVR) and Additional Car Related Services:

          The Nexusphere system comprises unique features, which provide the following SVR solutions:

•	Inclusion of communication & location.
•	Concealed terminal.
•	Resistance to jamming.
•	Indoor positioning.
•	Low cost.
•	Integrated alarm system.
•	Road-side assistance.
•	Remote command.
•	Accuracy.
•	Back-Up Power Supply.
•	Time synchronization.
•	24x7 redundant command and control center (CCC).
•	Roaming capability.
•	Remote display stations connected either directly or over the Internet.

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

Wireless Remote Monitoring & Control Security and Industrial Applications

          The Nexusphere system offers a total remote monitoring and control solution. Connecting the terminals to remote generators, fire systems and home alarm systems provides a link to safety and security command & control centers that is difficult to jam or interfere with. In practice, Nexus terminals provide a full array of protection and security services for individual persons, vehicles, homes, boats and industrial and personal assets.

Assets Surveillance & Protection (ASAP)

          As part of our Nexusphere System, we were previously involved in developing applications to provide solutions in the field of Assets Surveillance & Protection (ASAP). ASAP is based on a terminal, which is attached to the asset and a terrestrial communication & location system. ASAP systems are most commonly employed by transportation companies, insurance companies, manufacturers and users of assets and crude materials. ASAP systems can provide instant warning and location in the event of hazardous chemical leakage or road accidents.

          Nexus led a two-year project with a consortium of eight European companies, consisting of technology developers and transportation companies, which was established in December 2001 to develop and test an ASAP solution. The solution was tested in the third quarter of 2003 and demonstrated its advanced technologies over other alternatives.  The consortium members and the European Union, through its Information Society Technologies committee, co-sponsored the research and development. The European Union agreed to fund approximately 50% of the overall project cost for a period of 24 months.  This project was successfully concluded in November 2003. Nevertheless, we have no current intentions to commercialize this technology.

Nexusphere System Architecture
System Layout

          The architecture of our Nexusphere system allows easy integration with existing infrastructures, low-cost expansion, development of multiple applications, and access to the internet and public switched telephone network gateways, all of which provide the following advantages:

•	high receiver sensitivity;
•	longer transmission ranges;
•	resistance to interference;
•	high system reliability and flexible configuration; and
•	cost-effectiveness in system design, implementation and operations.

The system is comprised of three major parts:

•

 End-units (RMU) – a transceiver (RF modem with inputs and outputs) that is installed within a vehicle or may be installed at any remote object to be monitored or located. The end-unit’s inputs are connected to sensors within the object, while through its outputs it can send commands (which it receives from the CCC) to the object.

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

•

 Command & Control Center (CCC)– the heart of the system, which includes the databases, and other software to administer the operation. Among other things, the CCC collects the information sent to it from the base stations, calculates the end-unit’s location and displays the data on various monitors. Commands can be down-linked to the RMU from the CCC through a commercial paging system.

Location Process

          Accurate, reliable data reception and location capability is the key to security related wireless communications systems. Land-based AOA (Angle of Arrival) technologies offer two-way messaging and positioning solutions that provide a high degree of reliability, resistance to interference, and receiver sensitivity.

Sales and Marketing

          In order to provide services (such as Stolen Vehicle Recovery services) a domestic operator (which will be our customer with the exception of our operator subsidiaries, which are currently Tracsat S.A. in Argentina, and our subsidiary Pointer in Israel) has to purchase from us, and deploy, the CCC and sufficient base stations to cover the required territory as predetermined by our site-survey.

          The domestic operators are responsible for the commercialization of the services in their designated territories and in their licensed coverage area. They control the sales and marketing of the end user devices as well as services to their final customers according to their business focus and business plans.

          From the moment at which a domestic operator that is our customer (i.e. excluding Tracsat and Pointer) begins to provide services to its customers (or subscribers), the majority of revenues generated by our company are from the sale of end units and sale of additional base stations or components to base stations, in order to enlarge the covered territory or the capacity of the system. In addition, we may also generate revenues from the sale of spare parts, royalties or from the provision of technical support services. At the same time, the domestic operator generates revenues from either selling end-units to its customers and/or from the provision of services, such as stolen vehicle recovery services, industrial monitoring, home security and others.

Therefore, our sales and marketing efforts are focused in three main channels:

•

The initiation of new domestic operators that will undertake to provide Location Based Services (LBS) including Stolen Vehicle Retrieval (SVR) services and industrial monitoring in new territories. The identification of such new domestic operators involves contacting local partners, who will either initiate such operation by themselves (in which case the domestic operator will be our customer), or as a joint venture with us, where we may have control, to a certain extent, over the operator. We are currently concentrating our efforts in this channel towards expanding our presence in Latin America;

•	Continuous support of and sales to existing domestic operators, which are already our customers, offering new applications and additional services residing over the Nexusphere system; and
•

In cases where the domestic operator is our subsidiary (such as Pointer in Israel and Tracsat in Argentina), their efforts are focused on sales and marketing to customers in their designated territory, who may benefit from the services they provide.

In order to execute our sales and marketing initiatives, we employ an in house sales force, and in some cases we also employ independent agents in specific territories.

Our business is not seasonal.

Sales and Marketing of our Subsidiaries

Tracsat, S.A.

          Tracsat is our Argentinian subsidiary. We currently own approximately 86.5%  of Tracsat’s issued share capital. Tracsat is the Argentinean operator of our AVL systems and products, focusing mainly on the SVR (Stolen Vehicle Recovery) business line. In August 2001, we initiated the commercialization process of Tracsat in Gran Buenos Aires. Since our acquisition of Tracsat in 2001, the company’s management, its infrastructure and supporting services have changed. Furthermore, end user device installations have been performed through direct sales and stolen vehicle recovery service agreements, primarily with local insurance companies. Tracsat’s commercial operations are progressing to our satisfaction as its subscriber base is steadily increasing and as it also achieves satisfactory recovery rates.

Pointer (Eden Telecom Group) Ltd., Israel

          Our recent purchase of our primary customer and operator in Israel, Pointer Ltd., reflects our commitment to our policy not only to serve as a technology company, but also as an operator. Pointer specializes in providing location-based services for vehicles including SVR and fleet management and in marketing protection products for vehicles in Israel.  Protection products include alarm systems, immobilizers and distress buttons, which are an integral part of the system, allowing one to immediately alert assistance services located at a twenty-four hour manned telephone service center, which locates the vehicle and immediately sends the required service to the vehicle.

     For further information regarding the acquisition of Pointer see Item 4. “Recent Developments.”

     Pointer directs its sales and marketing efforts to promoting its products and abilities among entities in the vehicle and insurance markets in Israel as follows:

     In the vehicle market: among vehicle importers, automobile dealers and authorized installers of electronic accessories for vehicles.

     In the insurance market: among insurance companies and insurance agents.

     Pointer directs the sales of its safety products and car units for installment to private customers, business customers and vehicle fleets. Products are sold either directly or through Pointer’s network of  approximately 60 authorized installers across Israel.

          The following is a breakdown of our sales by geographic region, including the percentage of our total consolidated sales for each period:

	2003		2002		2001

	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Israel	2,543	49.4	1,592	25.0	2,335	18.6

U.S.A	-	-	820	12.9	-	-

South America	2,392	46.4	3,833	60.3	10,022	79.8

Other	215	4.2	116	1.8	202	1.6

Total	5,150	100.0	6,361	100.0	12,559	100.0

Patents and Licenses

          Our Company is not dependant on any patent or licenses which are material to our business or profitability, with the exception of the licenses described below in Item 4. “Government Regulations.”

Government Regulations

          Our products require the use of spread spectrum devices in the 800-1000 MHz band. The FCC first authorized the unlicensed use of spread spectrum devices in the 902 to 928 MHz band in 1985. As an incentive for the increased development of spread spectrum technology, the FCC subsequently amended its rules to allow the unlicensed use of higher power spread spectrum systems within the 902 to 928 MHz band than had originally been authorized for the ISM (industrial, scientific and medical) band. While the FCC has in the past encouraged the development of new spread spectrum devices for unlicensed services, there can be no assurance that the FCC will not require licensing at some time in the future for the ISM band.

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

          The use of products incorporating our technology in the State of Israel requires a license from the Israel Ministry of Communications. In May 1996, Pointer (Eden Telecom Group) Ltd. was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

          Governmental regulations in certain other countries which are potential markets for Nexusphere products and services will require the issuance of a license to use a portion of the radio frequency spectrum and authorization for the use of end-user units employing our technology.

          Competition

          We face intense competition in the markets in which we operate. Our primary competitors in the markets in which we currently operate are Lo-Jack and Ituran, which to the best of our knowledge currently offer vehicle location systems utilizing land-based radio networks in limited areas, which resemble our solutions. Some of our competitors offer a solution similar toours, while others, such as Lo-Jack, use a VHF based messaging unit, without a wide area network, which is sold to its customers and connected via radio to local law enforcement communication networks.

          In addition, some of our primary competitors in the market for automatic vehicle location systems are OmniTracks, @Track, Onstar, Satellite Security (Global Guard), and others. These companies employ a combination of GPS (satellite-based location technology) over cellular-like systems. The systems offered by these companies use satellite-based technologies which usually require the use of tracking receivers installed in vehicles that work in conjunction with map display and fleet management software, position reporting formats, and other communications hardware and components.

          Some of our other competitors offer location based services which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities (using cell-id technology), such as True Position, Xypoint, CPS and SnapTrack.

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

          The following is a list of our currently active subsidiaries and their countries of incorporation:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Tracsat S.A.	Argentina
Pointer (Eden Telecom Group) Ltd.	Israel

          See the Appendix to our consolidated financial statements included elsewhere in this annual report for information regarding the ownership of our subsidiaries as of December 31, 2003.

          D.           PROPERTY, PLANTS AND EQUIPMENT

          Our executive offices, research and development and laboratory facilities are located in Givatayim, Israel (a suburb of Tel Aviv). We currently lease approximately 609 square meters and our annual lease payments are approximately $96,000. Tracsat’s offices and operations facility are located in Buenos Aires. Tracsat currently leases 700 square meters with an annual lease payment of $52,000.  Pointer currently leases 730 square meters with annual lease payments of $51,000.  For further information, see Note 12c of our consolidated financial statements.

          See Note 12 of our Consolidated Financial Statements for information on our liens, pledge and guarantees.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          A.            OPERATING RESULTS

Critical Accounting Policies

          In response to the Securities Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” we identified the most critical accounting principles upon which our financial statements are based. We determined the critical principles by considering accounting policies that involve highly complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition and impairment of long-lived assets.

Revenue recognition:

          We generate our revenues primarily from sales of products and systems, including base stations and end user units, and from sales of Stolen Vehicle Recovery services. To a lesser extent revenues are also derived from technical support services and from royalties. Revenues from products and systems sales are recognized in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (“SAB No. 101”), upon delivery, when persuasive evidence of an agreement exists, the fee is fixed and determinable and collectibility is probable. We assess collectibility separately for new customers and existing ones. For new customers, we require a down payment for the initial project including the infrastructure, technical services and the first batch of end-units. For existing customers, we assess the credit history for each customer on a case-by-case basis. We also investigate the financial capabilities of our customers by receiving on-going information on their business status. We cannot be certain that our estimations will prove correct as to any one of our customers. Certain agreements include a contractual obligation for installation. Such installation is not essential to the functionality of the system. However, when installation is required by the customer, the entire revenues are deferred until installation is performed. Revenues from Stolen Vehicle Recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

          We are entitled to royalties from certain of our customers. We have generated, during the reported years, revenues from royalties, which were based on the number of the customer’s subscribers. The royalties are recognized when such royalties are reported to us by customers.

          Revenues generated from technical support services are recognized when such services are rendered. Revenues from installation and de-installation (of end-units) fees are recognized when such services are rendered.

          We follow the directives of Statement of Financial Accounting Standard No. 48, “Revenue Recognition when Right of Return Exists.” Based on our experience, no such provision was recorded.

Impairment of long-lived assets:

          Our investments in investees are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock,” (“APB No. 18”). During the years 2002 and 2001, impairments of $680 and $ 695, respectively, were recorded (see Note 17c to our financial statements). Estimates of recoverability of our investments are made by our management based upon their assessment of factors such as market conditions and the historic and projected operations and financial performance of such companies.

          We have stated these accounting policies in Note 2 to the consolidated financial statements, which are incorporated herein by reference.

Selected Financial Data

          We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 1999 and 2000 have been derived from audited financial statements not included in this annual report.

          In 2003, we prepared our consolidated financial statements for the year ended December 31, 2003, in accordance with accounting principles generally accepted in United States (“US GAAP”). Previously, our annual financial statements were prepared in accordance with accounting principles generally accepted in Israel. Prior years’ financial statements have been restated and are presented in accordance with U.S. GAAP.

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

	2003	2002	2001	2000	1999

	US Dollars in Thousands (except share and per share data)
Statement of Income Data:
Revenues, sales	$2,774	$5,196	$12,375	$6,035	$3,810
Revenues, services	2,376	1,165	184	-	-
Total Revenues	5,150	6,361	12,559	6,035	3,810
Cost of revenues, sales	2,099	3,528	9,355	4,498	5,325
Cost of revenues, services	2,075	948	1,333	-	-
Total Cost of Revenues	4,174	4,476	10,688	4,498	5,325
Gross profit (loss)	976	1,885	1,871	1,537	(1,515)
Research and development costs, net	664	1,377	1,654	1,397	1,334
Selling, general and administrative expenses	2,031	3,391	5,028	3,838	4,984
Amortization of deferred stock compensation	400	-	-	-	-
Operating loss	2,119	2,883	4,811	3,698	7,833
Financial expenses	1,105	266	209	221	833
Other income (expenses)	(32)	(440)	563	(13,526)	(337)

Loss from continuing operations before minority interest	3,256	3,589	4,457	17,445	9,003
Minority interest in losses of a subsidiary	-	-	191	-	-
Loss from continuing operations	3,256	3,589	4,266	17,445	9,003
Loss from discontinued operations, net	-	4,000	5,204
Gain from disposal of discontinued operations	8,524	-	-	-	-
Net income (loss)	5,268	(7,589)	(9,470)	(20,508)	(9,997)
Basic and diluted net loss per share from continuing operations	$0.04	$0.32	$0.42	$2.37	$2.03
Basic and diluted net earning (loss) per share	$0.06	$(0.67)	$(0.93)	$(2.78)	$(2.25)
Weighted average number of shares outstanding (in thousands)	85,567	11,289	10,162	7,369	4,442

Balance Sheet Data:
Total assets	8,290	10,098	13,488	13,944	7,921
Net assets (liabilities) of continuing operations	718	(2,057)	2,248	1,797	(4,131)
Working capital (deficit)	(147)	(1,454)	(1,888)	537	(2,578)
Convertible debentures	-	1,020	-	2,500	3,000
Shareholders’ equity (deficiency)	718	(10,581)	(3,639)	(446)	(3,991)
Share capital	773	94	91	67	43
Additional paid-in capital	83,239	77,373	76,402	69,584	45,574

Operating Results

Twelve Months Ended December 31, 2003 Compared with Twelve Months Ended December 31, 2002

Revenues. Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base, which included in 2003 two major customers.  We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply decreased by $1.2 million, or 19%, from $6.3 million in 2002 to $5.1 million in 2003. The major decrease in revenues in 2003 resulted from the sharp decrease in end unit sale volume to our customer in Venezuela, which was offset in part by the increase in revenues of our SVR services in Argentina. The decrease in sales to our customer in Venezuela was mainly due the economic situation in Venezuela and the imposition of foreign currency restrictions.

Cost of Revenues. Cost of revenues consists of direct and indirect materials, subcontracting works, direct labor, depreciation and amortization, and other operating indirect costs. Our cost of revenues decreased to $4.2 million for the twelve months ended December 31, 2003 as compared to $4.5 million for the same period in 2002. This decrease is associated mainly with the decrease in our revenues from sales, which was partly offset by an increase in the cost of services due to the increased volume of revenues from services. As a percentage of revenues, cost of sales increased by 11% from 2002 to 2003 primarily due to the reduction in our revenues in 2003, which was not offset by a corresponding reduction in our overhead in this period.

Gross Profit. As a result of the decrease in our revenues in 2003 and our level of cost of revenues in 2003, our gross profit decreased by $909,000 from $1.9 million in the year of 2002 to $976,000 in 2003.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Net research and development expenses decreased by 52% to $664,000 in the year of 2003 from $1.4 million in 2002, mainly due to the reduction of approximately 33% in manpower and reduction in the average salary of R&D employees. In addition, in 2003, research and development expenses were net of $476,000 in grants from the European Community for the ASAP project as compared to $520,000 in 2002. The ASAP project was completed in October 2003. For further information see Item 4. “Business Overview” – “Assets Surveillance and Protection.”

Selling and Marketing Expenses. Selling expenses consist of costs relating to promotion, marketing, labor costs, trade shows and exhibitions, sale commissions, sales support, travel and travel-related expenses. During 2003, we decreased our selling and marketing costs by 44% to $621,000 from $1.1 million in 2002. The decrease was mainly due to decreased commission expenses, which resulted from the decrease in revenues and the execution of a cost reduction plan, including the reduction of labor costs.

General and Administrative Expenses. General and administrative expenses consist of labor costs for management and administration personnel, office maintenance and administrative costs, legal and accounting expenses, provision for doubtful debts and management fees. General and administrative expenses decreased by approximately 38% from $2.3 million in 2002 to $1.4 million in 2003, mainly due to a $531,000 charge that we recorded with respect to doubtful debts recorded in 2002 and a decrease in labor costs and other expenses which resulted from the execution of a cost reduction plan in 2003.

Operating Loss. As a result of the foregoing, our operating loss in 2003 decreased to $2.1 million compared to an operating loss of $2.9 million in 2002, which included the $400,000 amortization of deferred stock compensation in 2003. This compensation is expected to result in $567,000 in additional non-cash expenses in 2004 and 2005.

Financial Expenses (Net). Financial expenses consists of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel and Argentinian Peso). In 2003, financial expenses included a one time cashless expense resulting from the induced conversion of a convertible debenture in the amount of $1 million, which was the main cause of the increase in net financial expenses from $266,000 in 2002 to $1.1 million, in 2003. The increase was offset in part by the increase in foreign currency translation adjustments.

Net Income (Loss). In 2003, we had net income of $5.3 million compared to a net loss of $7.6 million in 2002. Our net income in the 2003 period was primarily the result of a one-time, non-cash capital gain of $8.5 million resulting from the sale in February 2003 of Nexus Data Inc., offset by $3.3 million loss from continuing operations as a result of the foregoing, as compared to a $4 million loss from NexusData Inc. and a $3.6 million loss from continuing operations in 2002.

Twelve Months Ended December 31, 2002 Compared with Twelve Months Ended December 31, 2001

Revenues.  Our revenues are derived primarily from the sale of our Nexusphere products and systems, including base stations, end user units, technical support and services to the systems and royalties calculated on the number of users connected to our Nexusphere network as well as from the provision of our Stolen Vehicle Recovery services in Argentina through Tracsat. A substantial portion of our sales each year, and the majority of our yearly revenues from sales, in terms of dollar amounts as well as volume of sales, are generated by repeat orders from our existing customer base, which included in 2002 two major customers, and from our operation in Argentina. We depend on a small number of operators in specific territories and our future depends on our ability to maintain them, as well as attract new customers, consequently, an addition of a new customer or the loss of an existing customer may have a significant impact. Changes in demand from our existing customers may be the result of a number of factors related to events occurring in their territories, which may not be predicted by us. Revenues sharply decreased 49%, or $6.2 million, to $6.4 million in 2002, from $12.6 million in 2001, due mainly to the decrease in revenues resulting from the sharp decrease in end unit sale volume to our customer in Venezuela, which was partly offset by the increase in the provision of our SVR services in Argentina.

Cost of Revenues. Cost of revenues consists of direct and indirect materials, subcontracting works, direct labor, depreciation and amortization and other operating indirect costs. In 2002, our cost of sales decreased by $6.2 million to $4.5 million from $10.7 million in 2001. This decrease was primarily the result of the decrease in revenues from sales and a decrease in the cost of services, mainly due to the effects of the US dollar-Argentinian Peso exchange rate, offset by an increase in the volume of services and an increase in Tracsat’s subscriber base in 2002.

Gross Profit. As a result of the foregoing, gross profit increased by $14,000 from a gross profit of $1,871,000 in 2001 to a gross profit of $1,885,000 in 2002.

Research and Development Costs. Research and development costs consist primarily of salaries and related costs of employees engaged in ongoing research and development, costs of materials, subcontractors, depreciation and other expenditures. Net research and development expenses decreased by 17% to $1.4 million in 2002 from  $1.7 million in 2001. Research and development costs were reduced in 2002 as a consequence of the deduction of grants from the European community due to our participation in the ASAP project which commenced in December 2001(for more information see Item 4. “Business Overview” – “Assets Surveillance and Protection”).

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

General and Administrative Expenses. General and administrative expenses consist of labor costs for management and administration personnel, office maintenance and administrative costs, legal and accounting expenses and provision for doubtful debts. General and administrative expenses decreased from $2.8 million in 2001 to $2.3 million in 2002, primarily due to reduced expenses in Tracsat S.A. operations, mainly as a result of the effects of the depreciation of the Argentinian Peso against the US dollar in 2002.

Operating Loss. As a result of the foregoing, our operating loss in 2002 decreased to $2.9 million compared to an operating loss of $4.8 million in 2001.

Financial Expenses– (Net). Financial expenses (net) consisted of interest derived on short-term bank deposits, and expenses with respect to bank charges and interest on a short term bank credit, interest on convertible debentures and differences in the rate of exchange between the US dollar and other currencies (mainly to the New Israel Shekel). In 2002, our net financial expenses amounted to $266,000 compared to $209,000 in 2001, due mainly to an increase in interest on short-term credits which was partly off-set by translation adjustment gains from currency exchange rates.

Net Loss.  In 2002, we had a net loss of $7.6 million as compared to a net loss of $9.5 million in 2001. The decrease in our net loss was mainly due to the fact that NexusData’s discontinued operations contributed to a loss of $4 million in 2002, as compared to $5.2 million in 2001 and as a result of the foregoing.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

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

          We believe that inflation in Israel and fluctuations in the U.S. dollar - NIS exchange rate may have some effects on our business, primarily on our expenses and, as a result, on our net income. Salaries of our employees in Israel are paid in New Israeli Shekels. These salary payments constitute the main portion of the costs of our operations in Israel. During 2003, the dollar value of these salaries decreased as a result of a reduction in average salaries in NIS terms, which, however, was partly offset by the effect of the depreciation of the US dollar against the Israeli shekel.

          The exchange rate has fluctuated during 2003 from a high of NIS 4.924 to the dollar to a low of NIS 4.283 to the dollar.  The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =

December 2003	4.441	4.352
January 2004	4.483	4.371
February 2004	4.493	4.437
March 2004	4.535	4.483
April 2004	4.599	4.515
May 2004	4.634	4.555

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 1999 – December 31, 1999	4.1396 NIS/$1
January 1, 2000 – December 31, 2000	4.0733 NIS/$1
January 1, 2001 – December 31, 2001	4.213 NIS/$1
January 1, 2002 – December 31, 2002	4.7378 NIS/$1
January 1, 2003 – December 31, 2003	4.512 NIS/$1

          In 1999, the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%.     In 2000, the rate of inflation was approximately 0% and the devaluation rate was –2.7%. In 2001, the rate of inflation was about 1.4% and the NIS was devalued against the dollar by 9.3%.  In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. In 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%. As a result of the differential between the rate of deflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2003, but they did not materially affect our results of operations in such periods.

          Due to the increasing impact of the results of Tracsat on our consolidated financial results, and the fact that most of its revenues are not denominated in US dollars, we believe that inflation in Argentina and fluctuations in the U.S. dollar - Argentinian Peso exchange rate may have a significant effect on the business and overall profitability of Tracsat and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results. This was mainly due to Tracsat’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars. In 2003, the U.S. dollar - Argentinian Peso exchange rate fluctuated between 3.37 and 2.746 Pesos to the dollar. From January 1, 2003 to December 31, 2003, the value of the Argentinian Peso increased by approximately 12.8% against the US dollar. This increase had no material effect on our business during 2003.

          We are not presently engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

          Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks.  This policy may also contribute to the volatility of the exchange rate of the US dollar against the Argentinian Peso.  Additionally, the growing success of law enforcement programs in Argentina may reduce the rate of car theft and adversely affect our business in the future.

          In Venezuela, the prevailing foreign currency restrictions imposed by the Venezuelan government and the economic political situation in Venezuela, which caused our Venezuelan customer to cease its orders from us in the past, continue to be implemented. Such continuously implemented policies and the continuous political and economical uncertainties in Venezuela may continue to affect the success of our operations in Venezuela in the future.

          B.           LIQUIDITY AND CAPITAL RESOURCES

          At December 31, 2003, we had a negative working capital of $147,000, our current assets to current liabilities ratio was 0.96:1, we had cash and cash equivalents of $708,000 and unused credit facility of $160,000.

          Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the Office of the Chief Scientist or the BIRD Foundation.

          In April 2003, DBSI Investments Ltd. acquired a controlling stake in our company pursuant to a share purchase agreement with us from March 2003. The 2003 share purchase agreement with DBSI and certain other investors provided for additional investments in our company through October 2003. Pursuant to such agreement, DBSI and the other investors who invested in our company following the closing of the share purchase agreement in April 2003, invested approximately $3.82 million. In consideration for their investment they acquired 86,804,543 ordinary shares and warrants to purchase 60,763,183 ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement.

          Pursuant to our agreement with DBSI, AMS converted $723,000 of convertible debentures issued to it, and we repaid AMS an amount of $300,000. (For further information see Item 4. “Recent Developments” and Note 13 of our consolidated financial statements for a description of our agreements with DBSI and AMS).

           As of December 31, 2003, we had a credit facility for approximately $4.25 million with Bank Hapoalim of which $3 million was a five-year long-term loan for the period beginning April 2003, and an additional short term credit facility in the amount of $1.25 million, of which $160,000 remains as of December 31, 2003 available for our use.

          In 2003, net cash used in our continuing operating activities amounted to $2,132,000 as compared to net cash used in continuing operating activities of $937,000 in 2002. In 2003, net cash used in our continuing investing activities was $1,037,000 as compared to $1,118,000 net cash used in our continuing investing activities in 2002. In 2003, net cash provided by financing activities was $3,798,000 as compared to $2,487,000 provided by continuing financing activities in 2002. In 2003 there was no net cash used in discontinued operations as compared to $1,363,000 in 2002.

          Current liabilities decreased from $4,648,000 in 2002 to $3,881,000 at December 31, 2003, mainly due to a decrease of trade payables balance. Long-term liabilities decreased from $4,865,000 in December 31, 2002 to $3,691,000 in December 31, 2003 mainly due to conversion and repayment of convertible debentures previously issued to AMS.

          We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world. We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern. However, we cannot assure you that we will be able to generate sufficient revenues from the sale of our products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we will depend on receiving financial support from our principal shareholders or other external sources. We cannot assure you that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements. Aside for the aforementioned long-term $3 million bank loan and additional credit facility from our bank of approximately $1,250,000, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research & development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult economic and political conditions in certain countries in which we operate, particularly Venezuela and Argentina.

          For a discussion of certain commitments and contingent liabilities of ours, see Note 12 to our financial statements included herein. For further information regarding the sale of NexusData and information regarding investments in our Company see Item 4 “Recent Developments.”

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

          Future growth will depend upon our ability to enhance our existing products and to introduce new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our Nexusphere network. Our net expenditures for research and development programs during the years ended December 31, 2003 and December 31, 2002, totaled approximately $664,000, and $1,377,000, respectively. We expect that we will continue to commit substantial resources to research and development in the future.  As of April 31, 2004, the Company employed 10 persons in research and development. Our gross research and development expenses constituted approximately 22.1 %and 29.8% of our revenues, and our net research and development expenses constituted approximately 12.9% and 21.6% of such sales, in the respective years ended December 31, 2003 and 2002. For additional information concerning commitments for research development programs See Note 12 to our financial statements included elsewhere in this annual report.

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

          We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. Royalties from sales to the BIRD Foundation amount to 150% of the grant received. As of December 31, 2003, our contingent obligation to the BIRD Foundation was $1,958,000.

          In addition, we are conducting three major research and development projects aimed at enhancing our various systems. These projects involve an upgrade of the database utilized by our Nexusphere system, development of a significantly smaller remote mobile unit (volume is reduced by 50%), which can be compatible with a GPS system for anti-theft and fleet-management applications concurrently and development of an enhanced base station receiver for the Nexusphere to further expand its applications. We expect to continue to commit substantial resources to research and development in the future such as:

•	Improved location algorithm, which will enable sparser deployment of base stations.
•	Long-life RMU for applications that do not provide power such as parcel tracking.
•	Enhanced IMU with significantly higher payload per message using turbo product coding.

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

          In recent years, we have concentrated our operations on our location based security services in the areas of Automotive Vehicle Location and on the Stolen Vehicle Recovery markets, due to the decision of our management to focus on our more lucrative business opportunities, while sharply minimizing our research and development and marketing efforts of our two-way paging systems due to overall market trends, such as (a) the collapse of the paging industry as a whole where the income and number of customers has dropped sharply; (b) the absence of advances in technology of two-way paging, as a result of this technology being largely abandoned; and (c) the growth in competition from more modern technologies such as short messaging service (SMS), which is both cheaper and more convenient. In addition, the recent increase in terror has emphasized, for many, the need for personal security, a trend which we expect to directly or indirectly increase the demand for services such as those we, our subsidiaries and our domestic operators provide.

          In February 2003, we sold our share in NexusData, and we no longer operate in the automatic meter reading systems industry.

          We now operate predominantly in Israel and Latin America. Our focus for the establishment of new operations continues to be Latin America.

          In Israel, we recently purchased our primary customer and operator in Israel, Pointer (Eden Group) Ltd., which will expand our operations and increase our revenues in Israel. The transaction reflects our policy not only to serve as a technology company but also as an operator, providing operating services to the general public.  On June 30, we will consolidate our balance sheets, and from the second half of 2004, we will consolidate our statement of operations with those of Pointer.

          Our Argentinian subsidiary, Tracsat, has been negatively affected by economic and political instability in Argentina.  In the future, we may also be negatively affected by the recent success of law enforcement programs, which have reduced the rate of car theft in Argentina.

          Due to continuous political and economical uncertainties in Venezuela, we cannot be sure whether we will receive any further purchase orders from our customer in Venezuela or when such orders may arrive.

          E.           OFF-BALANCE SHEET ARRANGEMENTS

          The company has no off balance arrangement as described in this section.

          F.           CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2003		Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short term debt and other current liabilities	1	3,881	3,881	-	-	-
Long-term loan	2	3,391	126	2,758	507
Accrued severance pay, net	3	189	-	-	-	189

Management fees to DBSI	4	420	180	240	-	-
Operating lease obligations	5	724	310	414	-	-
Purchase Obligations		363	363	-	-	-
Royalties to BIRD	6	1,958	-	-	-	-

Total contractual obligations		10,926	4,860	3,412	507	189

1 Short term debt and other current liabilities include short term bank credit, trade accounts payable for equipment and services that have already been supplied and other accrued expenses.
2 Long term loan includes principal and interest payments in accordance with the terms of the agreement with Bank Hapoalim signed in April 2003 (See Item 5- “Liquidity and Capital Resources”).
3 Accrued severance pay maturity depends on the date our employees will actually cease being employed. The amount is net of outstanding severance pay funds.
4 The company shall pay annual fees $180,000 in consideration for DBSI management services for the period of three years commencing April 2003. For further information see Item 4. “Recent developments.”
5 Operating lease obligations include rental payments of offices, cars, and other premises and equipment.
6 Royalties to BIRD include the amount received by BIRD foundation indexed as per the agreement, which the company has undertaken to pay based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 12 to our Financial Statements).

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.           DIRECTORS AND SENIOR MANAGEMENT

          The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	48	Chairman of Board of Directors
Arik Avni	44	President and CEO
Alicia Rotbard	58	External Director
Gov Ben Ami	77	External Director
Barak Dotan	36	Director
Ken Lalo	46	Director
Yoel Rosenthal	49	Director
Hanoch Yokev	56	Vice President, R&D and Chief Technology Officer
Ronen Stein	37	Vice President and Chief Financial Officer
Zvika Weber	43	Vice President, Business Development and Marketing

Yossi  Ben Shalom was appointed as our new Chairman of the Board of Directors in 2003. He had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others.  Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Company.

Arik Avni was appointed as our President and Chief Executive Officer in April 2003. He most recently served as President and Chief Executive Officer of Rav Bariach Securities, and Executive Vice President and Chief Financial Officer of the Rav Bariach Group, from 1999 to 2001. Prior to that he served as Tadiran Telecommunication Chief Financial Officer from 1996 to 1999. He held diverse positions in Tadiran from 1983 to 1996. Mr. Avni holds a B.A. in Economics and Statistics and an M.A. in Economics from Tel Aviv University.

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

Alicia Rotbard has served as a director on our Board since 2002. In 1989, she founded DOORS Informations Systems, Inc. and served as its CEO until 2002. From 1989, she served as President and CEO of Quality Computers Ltd. From 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem.

Gov Ben Ami   was appointed as a director on the Board of Nexus in 2002. He also serves on the Board of the “Kanfei Zahav” Fund, the National Kibbutz Fund and the Technion’s Research and Development Organization. From 1990 to 1993, he served in the Presidency of the Industrial Union. From 1990 to 1992, he served as a special consultant to the Minister of Industry and Trade on the subject of the European Common Market. From 1987 to 1988, he served as General Manager of the Ministry of Communication and he also served on the Board of Directors of Bezeq at this time.  Mr. Gov. has served on various boards of directors of publicly traded companies as well as industrial companies. Mr. Gov holds a B.Sc in Mechanical and Industrial Engineering from the Technion in Haifa as well as an MBA degree.

Barak Dotan  was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada [Nasdaq--JCDA], formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Ken Lalo was appointed a director on our Board in April 2003. Mr. Lalo is the Executive Vice Chairman of Nipson SAS and Chairman of its US, UK and German subsidiaries.  From 2001, he served as Vice President, Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. and also as a member of the Boards of Directors of various affiliates of Koonras, including publicly traded and private companies. From 1993 until 2001, he served as Vice President and General Counsel, Clal Industries and Investments Ltd. and as a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. Mr Lalo holds an LL.B. from Tel-Aviv University, an M.C.L (Master of Comparative Law) degree from Georgetown University and an M.B.A from Northwestern University/Tel-Aviv University.

Yoel Rosenthal was appointed a director on our Board in April 2003. He is a veteran accountant with over 20 years of experience.  Prior to joining D.B.S.I., Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Ronen Stein was appointed our Chief Financial Officer in July 2002, one month after joining Nexus  From 1998 until 2002, Mr. Stein worked with Rada Electronic Industries (Nasdaq: RADIF). He was appointed the Chief Financial Officer of Rada in 1999 and served as its Chief Financial Officer until May 2002. Mr. Stein holds a B.Sc. in economics and accounting and an M.B.A from Tel Aviv University.

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

          B.          COMPENSATION

          The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2003, was approximately $569,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $74,000.

          In addition, during 2003 a total of 7,950,000 options were granted to all persons as a group who served in the capacity of director or executive officer, at an exercise price of $0.044, pursuant to our 2003 option plan.

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

          Ms. Alicia Rotbard and Mr. Gov Ben Ami have been serving as our outside directors since July 9, 2002.

          An outside director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with the services provided as an outside director.

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

          Currently, Mr. Ken Lalo and our two outside directors, Ms. Alicia Rotbard and Mr. Gov Ben Ami, serve as members of our audit committee.

          Under the Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the new Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.  Our board of directors appointed Daniel Spira Certified Public Accountant (ISR) to be our internal auditor.

          We have not entered into service contracts with any of the members of our board of directors.

          D.           EMPLOYEES

          The following table sets forth the number of our employees (excluding NexusData employees; see Note 19 to our consolidated financial statements) at the end of each of the last three years:

	Israel	Other	Total

2003
Sales and Marketing	2	7	9
Administration	7	5	12
Research and Development	11	0	11
Other	9	19	28
Total	29	31	60

	Israel	U.S.A.	Other	Total

2002
Sales and Marketing	2	1	2	5
Administration	7	0	3	10
Research and Development	17	0	0	17
Other	12	0	10	22
Total	38	1	15	54

	Israel	U.S.A.	Other	Total

2001
Sales and Marketing	3	1	3	7
Administration	14	0	3	17
Research and Development	22	0	0	22
Other	16	0	9	25
Total	55	1	15	71

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

          E.          SHARE OWNERSHIP

          Some of our directors and officers own ordinary shares in our company and/or options to purchase ordinary shares. As of June 1, 2004, of our directors and officers, none beneficially owned shares and/or options amounting to 1% or more of the outstanding Ordinary Shares, excluding Messers. Barak Dotan and Yossi Ben Shalom, who, as office holders of DBSI, may be considered to be the beneficial holders of the 47.6% of our issued share capital held by DBSI.

          For information concerning option grants to our directors and officers, see as incorporated by reference in this Item 6 above and Item 7: “Major Shareholders and Related Party Transactions” below.

Employee Share Option Plans

          For information concerning our employee share option plans, see as incorporated by reference, Note 13c of our consolidated financial statements.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.            MAJOR SHAREHOLDERS

          The following table and notes thereto set forth certain information as of June 27, 2004 concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Shares Beneficially Owned

DBSI Investment Ltd. (2)(3)	100,489,546	(4)	47.6%
Polar Communications Ltd.	21,019,724	(5)	11.9%
Clal Information Technologies Ltd.	17,744,277	(6)(7)	10.1	%(8)
Pelephone Communications Ltd.	16,527,549	(9)	9.4%
M. Vertheim (Holdings Ltd.)	13,475,731	(10)	7.7%
AMS Electronics Ltd.	10,745,556	(11)	6.3%

(1)

The number of ordinary shares issued and outstanding on June 27, 2004 was 169,831,941. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days.  Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person.  To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)

Pursuant to a proxy instrument granted to DBSI Investment Ltd. by AMS Electronics Ltd. with respect to all of the voting power in the Company held by AMS, DBSI may be deemed to have actual voting power of 44%.

(3)	As office holders of DBSI, Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 47.6% of our issued share capital held by DBSI.

(4)	Includes 41,363,637 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(5)	Includes 6,611,964 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(6)	Includes 5,909,419 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(7)

Clal is an Israeli corporation controlled by IDB Development Corporation Ltd. (“IDBD”), which, in turn, is controlled by IDB Holding Corporation (“IDBH”).  These companies hold an additional 1,449,043 shares of our issued share capital as follows:  IDBD (225,867 shares) and Clal Industries and Investments Ltd. (“CII”) – a majority-owned subsidiary of IDBD (1,223,176 shares). CII, IDBD and IDBH are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

(8)

Messrs. Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat control Clal Information Technologies Ltd. through the IDB Group companies controlled by them as follows:
(i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company, controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and CII) and his sister Shelly Bergman (who is a director of IDBH, IDBD and CII), which holds 31.14% of the equity of and voting power in IDBH;

(ii) Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and CII), which holds 10.38% of the equity of and voting power in IDBH; and

(iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (Avraham Livnat’s son, Zvi Livnat, is director and Executive Vice President of IDBH, Deputy Chairman of IDBD and Co-Chief Executive Officer of CII. Avraham Livnat’s son, Shay Livnat, is director of IDBD and CII), which holds 10.38% of the equity of and voting power in IDBH.

Ganden, Manor and Livnat, owning in the aggregate approximately 51.9% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.  In addition, Ms. Bergman owns approximately 4.92% of the equity and voting power of IDBH. Consequently, the above-mentioned individuals may be considered to be the beneficial holders of the 10.1% of our issued share capital held by Clal Information Technologies Ltd. and the).85% held by its affiliates.

(9)	Includes 6,609,219 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(10)	Includes 5,441,116 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(11)	Includes 165,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

     Changes in the percentages of ownership held by our various shareholder during the past three years were primarily results of investments during these years, the conversion of debentures in March 2003 and our acquisition of Pointer in 2004. For further information regarding such investments, conversion and acquisition see Item 4. “Recent and “Investments and Divestitures.”

          B.          RELATED PARTY TRANSACTIONS

Sale of NexusData

          In February 2003, we completed the sale of all of our holdings in NexusData to Storm International, which subsequently assigned all of its rights and obligations to Nexus LLC. Mr. Yaron Sheinman, the former Chairman of our Board of Directors, is one of the members of Nexus LLC, and took part in the sale transaction. This transaction was ratified by our audit committee, Board of Directors and shareholders in accordance with the laws of the State of Israel.

Agreements with AMS.

          In January 2002, we entered into a major manufacturing agreement with our main manufacturer, AMS, for the manufacture of a significant portion of our end units and those of NexusData, minimally valued at $36 million.  This agreement was amended such that we were released from our undertaking to issue purchase orders to AMS minimally valued at $36 million and have committed to make purchases of our end units from AMS amounting to at least $10 million over the course of a four-year period, provided that there is actual demand for these products from our customers.  In addition, we will not be liable for any liabilities of NexusData under this agreement and in no event shall a claim be made by AMS against us relating to NexusData’s liabilities.  AMS was also granted exclusivity and/or right of first refusal rights in connection with its manufacture of our products.

          In March 2003, pursuant to the DBSI investment agreement, we reached an agreement with AMS, such that AMS converted approximately $723,000 (a sum including interest accrued thereon), out of a convertible debenture purchased by us at a price equal to the price paid in the DBSI investment round of financing, namely $0.044, into 16,435,500 ordinary shares. 600,000 of these shares were held in trust and have been released to AMS. We also repaid AMS $300,000 out of the convertible debenture that was purchased by AMS following the closing of the DBSI investment financing round.

Management Agreement with DBSI Investments Ltd.

          Pursuant to the share purchase agreement with DBSI Investments Ltd. , we entered a management services agreement with DBSI in April 2003.  Pursuant to the management agreement, DBSI will provide us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum for a period of three years commencing April 2003, to be paid in equal quarterly installments of $45,000.  At the end of the initial three-year term, and each subsequent term thereafter, the agreement will be automatically renewed for additional 12 month terms unless terminated by either of the parties.

Employment Agreement with our Chief Executive Officer.

          In June 2003, our Audit Committee and Board of Directors approved an agreement with Mr. Arik Avni to serve as our chief executive officer. Pursuant to the agreement, Mr. Avni receives an annual gross salary of NIS 300,000 and is also  eligible to receive an annual bonus equivalent to 8% of our annual earnings before income tax. In addition to the customary benefits in Israel, Mr. Avni was also granted options to purchase 6,850,000 of our ordinary shares at an exercise price of $0.044 per share. These options can be exercised in five tranches: 50% of such options may be exercised following eighteen months of employment and the remaining 50% of such options may be exercised in four equal amounts for each quarter thereafter, pursuant to our 2003 option plan.

Additional investment in our company by DBSI, our CEO and other investors.

          In September and October 2003, DBSI Investments Ltd., a controlling shareholder of the Company (“DBSI”), Mr. Arik Avni - the Company's Chief Executive Officer (the “CEO”) and certain other minority shareholders (the “Investors”) invested an aggregate of $1.2 million in the share capital of the Company, under the same terms and conditions set forth in the Agreement between the Company, DBSI and the Investors dated March 13, 2003. The amounts invested were as follows: DBSI invested an aggregate amount of $600,000, in consideration for which it was issued 13,636,364 shares and 9,545,455 warrants exercisable at a price of $0.044 per share, the CEO invested an aggregate amount of $44,000, in consideration for which it was issued 1,000,000 shares and 700,000 warrants exercisable at a price of $0.044 per share, and the Investors invested an aggregate amount of $201,400 in consideration for which they were issued 4,577,272 of our ordinary shares and 3,204,090 warrants exercisable at a price of $0.044 per share.  (For further information, see Item 10. “Related Party Transactions”).

Cooperation and Share Exchange Agreements with Pointer (Eden Telecom Group) Ltd.

          On February 25, 2004, we entered into a cooperation agreement with Pointer (Eden Telecom Group) Ltd. (Pointer Ltd.), the operator of our system in Israel. As part of this agreement Pointer renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Pointer undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Pointer’s infrastructure network. The term of the agreement is until the end of year 2007.

          Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Pointer, to purchase 100% of the issued share capital of Pointer. Upon completion of the agreement on June 27, 2004, we purchased all the outstanding shares and options to purchase shares of Pointer. A number of options held by its employees, were converted into options of our company, constituting an aggregate of 2.5% of our share capital on a fully diluted basis.  Pursuant to the Agreement, we transferred a number of our ordinary shares and warrants with an aggregate value equal to approximately 26% of our issued share capital on a fully diluted basis, post transaction. For information regarding our agreements with Pointer see Item 4. “Recent Developments.”

          C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.          FINANCIAL INFORMATION

          A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

          In September 2000, Tracsat, our Argentinian subsidiary entered into a 30-month contract with a third party. Pursuant to the contract, the subsidiary committed itself to ordering a minimum level of unit installations from the third party. In October 2001, Tracsat ceased to make minimum payments to the third party. A suit was filed against Tracsat for the payment of the potential debt. Based on a legal opinion, we recorded a provision in the amount of $151,000. The third party sought to secure its claim, and in October 2003, an Argentinian court ordered a lien on $86,000 of accounts receivable, owed to Tracsat by one of its customers to secure part of the potential debt. For further information see note 12d of our consolidated financial statements, attached hereto.

          Our aggregate potential exposure to all legal claims against us, excluding the above-mentioned claim, represents less than $150,000.

          B.          SIGNIFICANT CHANGES

          For a description of significant events, which took place since the year ending December 31, 2003, see as incorporated by reference in “Item 4. “Information on the Company” – “Recent Developments” above.

ITEM 9.         THE OFFER AND LISTING

          A.          OFFER AND LISTING DETAILS

Markets and Share Price History

          Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our Ordinary Shares were quoted on Nasdaq under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002 the OTC Bulletin Board reported trading in the Ordinary Shares under the symbol NXUS. The table below sets forth the high and low closing prices of our Ordinary Shares, as reported by Nasdaq or the OTC Bulletin Board during the indicated periods.

Period	High	Low

May 2004	0.185	0.145
April 2004	0.40	0.152
March 2004	0.44	0.39
February 2004	0.48	0.38
January 2004	0.58	0.2
December 2003	0.295	0.2
Forth Quarter 2003	0.335	0.14
Third Quarter 2003	0.26	0.135
Second Quarter 2003	0.28	0.13
First Quarter 2003	0.24	0.065
Fourth Quarter 2002	0.35	0.08
Third Quarter 2002	1.30	0.23
Second Quarter 2002	1.50	0.96
First Quarter 2002	2.35	1.38
2003	0.335	0.065
2002	2.35	0.08
2001	4.689	1.375
2000	13.44	0.50
1999	4.44	1.62

          As of March 19, 2004, there were 83 record holders of Ordinary Shares, including 45 record holders in the United States (who held 34,995,467 of our outstanding Ordinary Shares).

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

Articles of Association; Israel Companies Law

Articles of Association

          In September 2003, we adopted a new Articles of Association in order to comply with the new Israeli Companies Law.  The provisions of our new Articles are substantially the same as the material provisions of our previous Articles.

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

          Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may only be amended by a resolution carried at a General Meeting by 75% of those who voted. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

          Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of acts and transactions requiring general meeting approval under the Companies Law;
•	increase or reduction of our authorized share capital [or the rights of shareholders or a class of shareholders]- Sections 286 and 287 of the Companies Law;
•	any merger as provided in section 320 of the Israeli Companies Law; and
•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(a) of the Companies Law.

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

The Israeli Companies Law

          The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the managing director or (vii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title.

          The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

          In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

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

          According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

          The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

          In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company. The regulations to the Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

     Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company's authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Mr. Ben Ami Gov and Ms Alicia Rotbard currently serve on our Board of Directors as External Directors. Ms. Alicia Rotbard, Mr. Ben Ami Gov and Mr. Ken Lalo currently serve on our Audit Committee.

          C.          MATERIAL CONTRACTS

          For a summary of our material contracts, see Item 4 — “Information on the Company” — “Recent Developments” and Item 6 — “Related Party Transactions.”

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

General Corporate Tax Structure

          Israeli companies are generally subject to company tax at the rate of 36% of taxable income. According to a proposed amendment to Israeli tax law, the company tax rate may be reduced in the near future to 35%, and may be additionally reduced in subsequent tax years.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI.

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

          Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than the ordinary company tax rate as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefit period may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefits period may extend to a maximum of ten years from the commencement of the benefit period. Notwithstanding the foregoing, taxable income, of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the Benefit Period and is taxed at a rate of 25% for the remainder of the Benefit Period. A company that operates under more than one approval or that has capital investments that are only partly approved (such a company being designated as a Mixed Enterprise), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

          A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises, which sought approval in accordance with the applicable provisions of the Investment Law. Subject to certain conditions, a “Foreign Investors' Company” is a company which has more than 25% of its combined shareholders' investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders' loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay company tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

          For a company with foreign investment of:

Rate of Foreign Investment	Company Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% of more	10%

          In addition, a company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending in part on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of the Benefits Period.

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

          Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage differences and interest.

          It has recently been announced that significant changes in the Investment Law, including the tax benefits therein, can be expected in the near future. Nonetheless, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, any future changes in the Investment Law are likely to apply only to applications approved after such changes are legislated.

          In 2003 and 2004, we received several letters from the Israel Investment Center asserting that we did not fully implement our approved investment program and as such, all of the benefits we received under this approved investment program may be cancelled. Since we have operated at a loss since our inception, we have not been able to take advantage of the tax exemptions as an Approved Enterprise and therefore the cancellation of our approved investment program may only have an impact on our future operations.

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

Israeli Capital Gains Tax

          Until the end of the year 2002, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax.  This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived since January 1, 2003 will, in general, be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on NASDAQ or are traded on the Tel Aviv Stock Exchange or on a designated foreign stock market.  However, according to the tax reform legislation, non-residents of Israel will generally be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

          In any event, under the US-Israel Tax Treaty, a US treaty resident may generally only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

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

          Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US treaty resident may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise.  Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

          F.          DIVIDENDS AND PAYING AGENTS

Not Applicable

          G.          STATEMENT BY EXPERTS

Not Applicable

          H.          DOCUMENTS ON DISPLAY

          We are required to file reports and other information with the securities and exchange commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the securities and exchange commission may be inspected and copied at the securities and exchange commission’s public reference facilities described below. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies. Therefore, we publicly announce our year-end results promptly and file information with the securities and exchange commission under the cover of Form 6-K as required. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

          You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.  We also generally make available on our own web site (www.nexus.telocation.com) all our quarterly and year-end financial statements as well as other information.

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

          I.          SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

          Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks. We have not used interest derivative financial instruments. As of December 31, 2003, we had financial assets totaling approximately $794,000 bearing variable interest rates and total funds borrowed of $4,204,000. The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $23,000, holding other variables constant.

Currency Exchange Rate Risks

          Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Regarding our operations in Israel, as of December 31, 2003 we had net liabilities of $1.6 million and expenses of $1.6 million, denominated in New Israeli Shekels (NIS). A hypothetical 10% devaluation of the New Israeli Shekel against the U.S. dollar would thus result in approximately a $317,000 decrease in our earnings.

          Our revenues and expenses generated by Tracsat are mostly denominated in Argentinian Pesos and are therefore exposed to exchange rate fluctuations between the Argentinian Peso and the United States dollar. Assuming an adverse foreign exchange rate fluctuation, we would experience a reduction in U.S. dollar revenues and net income. As of December 31, 2003 we had net liabilities of $200,000 and expenses of $534,000, denominated in the Argetinian Peso. A hypothetical 10% devaluation of the Argentinian Peso against the US dollar would thus result in approximately a $73,000 net decrease in our earnings.

Expenses in New Israel Shekels

          The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was negative 1.9% (deflation), 6.5% and 1.4% in 2003, 2002 and 2001, respectively. At the same time the U.S. dollar devalued against the NIS by approximately 7.6% in 2003, while in 2002 and 2001 the NIS devalued against the U.S. Dollar 7.3% and 9.3%, respectively. For further discussion with respect to the devaluation of the NIS, see the discussion under the caption “Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets” in Item 5.

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

ITEM 16.          [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Ken Lalo is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

On June 22, 2003 our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant.

We shall provide any person with a copy of our code upon request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2003 and 2002

	2003	2002
	In USD in thousands
Audit Fees(1)	25	49
Audit-Related Fees(2)	18	-
Tax Fees(3)	4	2
All Other Fees	-	9

(1)

Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees are fees principally for services not provided in Audit Fees, such as services provided in connection with the preparation of our registration statement on Form F-3, filed with the SEC on December 9, 2003.

(3)

Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice. Tax service fees also include fees relating to other tax advices, tax consulting and planning other than for tax compliance and preparation.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES.

          Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES

          None.

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

1.2          Amended Articles of Association, adopted August 26, 2003.

4.1              Share Purchase Agreement, dated January 15, 2002, between A.M.S. Electronics Ltd. and us filed by us as Exhibit 3.8 to our Annual Report on Form 20-F for the year ended December 31, 2001, and incorporated herein by reference.

4.2          Manufacturing and Purchase Agreement, dated as of January 15, 2002, by and among AMS Electronics Ltd., Nexus Data Inc., Nexus Data (1993) Ltd and us, filed by us as Exhibit 3.9 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.3          Offer to Acquire Agreement, dated as of December 24, 2002 between Storm International and us, filed by us as Exhibit 3.10 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.4          Amendment to Manufacturing and Purchase Agreement, dated March 12, 2003, by and among AMS Electronics Ltd and us, filed by us as Exhibit 3.11 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.5          Share Purchase Agreement, dated as of March 13, 2003 by and among DBSI and other Investors and us, filed by us as Exhibit 3.12 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.6          English summary of the lease agreement by and between Yahalomei Givatayim and us, dated June 15, 2002.

4.7          Management services Agreement by and between DBSI and us, dated August 6, 2003.

8.1          A list of our subsidiaries is found in the Appendix to our consolidated financial statements and incorporated herein by reference.

10.1       Consent of Kost, Forer,  Gabbay & Kasirer Certified Public Accountants (Israel).

10.2       Consent of Grant Thornton Argentina S.C.

12.1       Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2       Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1       Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2       Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 30th day of June, 2004.

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

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e)) for the company and have:

(a)  Designed such disclosure controls and procedures , or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)  Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

(c)  Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.    The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting .

   June 30, 2004

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

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e)) for the company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)  Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

(c)  Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.    The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting; and

   June 30, 2004

/S/ RONEN STEIN

Ronen Stein
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of Nexus Telocation Systems Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Arik Avni, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ ARIK AVNI

Arik Avni
June 30, 2004	Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of Nexus Telocation Systems Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ronen Stein, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ RONEN STEIN

Ronen Stein
June 30, 2004	Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - - -

•	Kost Forer Gabbay & Kasierer	•	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

NEXUS TELOCATION SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Nexus Telocation Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Tracsat S.A., an Argentinian subsidiary, for the year ended December 31, 2003, which statements reflect total assets constituting 31.8% as of December 31, 2003 and total revenues constituting 46.11%, of the related consolidated totals for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Tracsat S.A. is based solely on the reports of other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 1, the Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) for preparation of its financial statements. Previously, the Company’s primary financial statements were prepared in accordance with accounting principles generally accepted in Israel. Prior years’ financial statements have been restated and are presented in accordance with U.S. GAAP.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 7, 2004	A Member of Ernst & Young Global

Grant Thornton

Auditores y Consultors

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Tracsat SA

We have audited the accompanying balance sheet of Tracsat S.A. as of December 31, 2003, and the related statements of operations, changes in shareholders’ deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all respects, the financial position of Tracsat S.A. as of December 31, 2003 and the results of its operations and cash flows for the period then ended, in accordance with generally accepted accounting principles in the United States.

GRANT THORNTON AREGENTINA S.C.

/s/ Leonardo Fraga
Partner

Buenos Aires, Argentina
February 26, 2004

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$708	$71
Short-term bank deposits	11	64
Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 860 at December 31, 2003 and 2002, respectively)	1,417	1,134
Other accounts receivable and prepaid expenses (Note 3)	641	661
Inventories (Note 4)	957	1,264

Total current assets	3,734	3,194

LONG-TERM INVESTMENTS:
Other long-term accounts receivable	75	-
Severance pay fund	502	510
Investment in investee (Note 5)	2,064	2,007

	2,641	2,517

PROPERTY AND EQUIPMENT, NET (Note 6)	1,772	1,535

INTANGIBLE ASSETS, NET (Note 7)	143	210

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 19)	-	2,642

Total assets	$8,290	$10,098

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2003	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$1,204	$848
Trade payables	871	1,913
Other accounts payable and accrued expenses (Note 9)	1,806	1,887

Total current liabilities	3,881	4,648

LONG-TERM LIABILITIES:
Long-term loan (Note 10)	3,000	3,000
Accrued severance pay	691	845
Convertible debenture (Note 11)	-	1,020

	3,691	4,865

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 19)	-	11,166

SHAREHOLDERS’ EQUITY (DEFICIENCY) (Note 13):
Share capital -
Ordinary shares of NIS 0.03 par value:
Authorized - 200,000,000 and 16,376,381 shares at December 31, 2003 and 2002; Issued and outstanding - 114,529,974 and 11,289,932 shares at December 31, 2003 and 2002, respectively	773	94
Additional paid-in capital	83,239	77,373
Deferred stock compensation	(566)	-
Cumulative foreign currency translation adjustments	(840)	(892)
Accumulated deficit	(81,888)	(87,156)

Total shareholders’ equity (deficiency)	718	(10,581)

	$8,290	$10,098

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2003	2002	2001

Revenues:
Sales	$2,774	$5,196	$12,375
Services	2,376	1,165	184

Total revenues (Note 16b)	5,150	6,361	12,559

Cost of revenues:
Sales	2,099	3,528	9,355
Services	2,075	948	1,333

Total cost of revenues	4,174	4,476	10,688

Gross profit	976	1,885	1,871

Operating expenses:
Research and development, net (Note 17a)	664	1,377	1,654
Selling and marketing	621	1,107	2,225
General and administrative	1,410	2,284	2,803
Amortization of deferred stock compensation *)	400	-	-

Total operating expenses	3,095	4,768	6,682

Operating loss	2,119	2,883	4,811
Financial expenses, net (Note 17b)	1,105	266	209
Other income (expenses), net (Note 17c)	(32)	(440)	563

Loss from continuing operations before minority interest	3,256	3,589	4,457
Minority interest in losses of a subsidiary	-	-	191

Loss from continuing operations	3,256	3,589	4,266
Loss from discontinued operations (Note 19)	-	4,000	5,204
Gain from disposal of discontinued operations	8,524	-	-

Net income (loss)	$5,268	$(7,589)	$(9,470)

Basic and diluted net loss per share from continuing operations (in U.S. $)	$0.04	$0.32	$0.42
Basic and diluted net earnings (loss) per share from discontinued operations (in U.S. $)	0.10	(0.35)	(0.51)

Basic and diluted net earnings (loss) per share (in U.S. $)	$0.06	$(0.67)	$(0.93)

Weighted average number of shares outstanding (in thousands)	85,567	11,289	10,162

*) Stock-based compensation relates to the following:
Research and development	$125
General and administrative	275

Total	$400

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Cumulative foreign currency translation adjustments	Accumulated deficit	Total shareholders’ equity (deficiency)

Balance as of January 1, 2001	$67	$69,584	$-	$-	$(70,097)	$(446)

Issuance of shares, net	13	3,962	-	-	-	3,975
Issuance of shares in respect of acquisition of subsidiary	3	364	-	-	-	367
Conversion of convertible debentures	8	2,492	-	-	-	2,500
Foreign currency translation adjustments	-	-	-	(565)	-	(565)
Net loss	-	-	-	-	(9,470)	(9,470)

Balance as of December 31, 2001	91	76,402	-	(565)	(79,567)	(3,639)

Issuance of shares, net	3	971	-	-	-	974
Foreign currency translation adjustments	-	-	-	(327)	-	(327)
Net loss	-	-	-	-	(7,589)	(7,589)

Balance as of December 31, 2002	94	77,373	-	(892)	(87,156)	(10,581)

Issuance of shares, net	570	3,172	-	-	-	3,742
Conversion of convertible debenture	109	614	-	-	-	723
Deferred stock compensation	-	966	(966)	-	-	-
Amortization of deferred stock compensation	-	-	400	-	-	400
Induced conversion of convertible debenture	-	1,011	-	-	-	1,011
Issuance of warrants to bank	-	103	-	-	-	103
Foreign currency translation adjustments	-	-	-	52	-	52
Net income	-	-	-	-	5,268	5,268

Balance as of December 31, 2003	$773	$83,239	$(566)	$(840)	$(81,888)	$718

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$5,268	$(7,589)	$(9,470)
Adjustments required to reconcile net income (loss) net cash used in operating activities:
Loss (gain) from discontinued operations	(8,524)	4,000	5,204
Depreciation and amortization	1,171	846	546
Interest on convertible debenture	3	20	-
Accrued severance pay, net	(146)	19	50
Minority interest in losses of subsidiary	-	-	(191)
Impairment of investments	-	680	(* 695
Write-off of inventories	111	324	13
Loss (gain) from sale of property and equipment	21	-	(6)
Decrease (increase) in trade receivables	(265)	2,039	(990)
Decrease in other accounts receivable and prepaid expenses	111	232	39
Increase in other long-term accounts receivable	(26)	-	-
Decrease (increase) in inventories	196	(167)	(* 451
Increase (decrease) in trade payables	(1,145)	(584)	1,037
Decrease in other accounts payable and accrued expenses	(261)	(757)	(1,409)
Increase in customer advances	-	-	(* 493
Erosion of long-term loan and capital note investment in investee	(57)	-	-
Amortization of deferred stock compensation in respect of options and warrants	400	-	-
Induced conversion of convertible debenture	1,011	-	-

Net cash used in continuing operations operating activities	(2,132)	(937)	(3,538)

Net cash used in discontinued operations operating activities	-	(3,899)	(3,826)

Net cash used in operating activities	(2,132)	(4,836)	(7,364)

Cash flows from investing activities:
Purchase of property and equipment	(1,099)	(1,175)	(* (691)
Proceeds from (investment in) short-term bank deposits	62	(22)	(75)
Investment in other assets	-	-	(5)
Proceeds from sale of property and equipment	-	3	130
Investment in investees	-	76	(574)
Acquisition of subsidiary consolidated for the first time, net of cash acquired (a)	-	-	(651)

Net cash used in continuing operations investing activities	(1,037)	(1,118)	(1,866)

Net cash provided by (used in) discontinued operations investing activities	-	27	(746)

Net cash used in investing activities	(1,037)	(1,091)	(2,612)

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2002	2001

Cash flows from financing activities
Proceeds from issuance of convertible debenture	$-	$1,000	$-
Proceeds from issuance of shares, net	3,742	974	3,975
Repayment of convertible debenture	(300)	-	-
Short-term bank credit, net	356	513	3,335

Net cash provided by continuing operations financing activities	3,798	2,487	7,310

Net cash provided by discontinued operations financing activities	-	2,509	2,132

Net cash provided by financing activities	3,798	4,996	9,442

Effect of exchange rate on cash and cash equivalents	8	-	(53)

Increase (decrease) in cash and cash equivalents	637	(931)	(587)
Increase in cash classified as assets attributed to discontinued operations	-	-	881
Cash and cash equivalents at the beginning of the year	71	1,002	708

Cash and cash equivalents at the end of the year	$708	$71	$1,002

Supplemental disclosure of cash flow transaction:
Cash paid during the year for interest	$229	$236	$130

(a) Acquisition of Tracsat S.A.
Fair value of assets acquired and liabilities assumed at date of acquisition:
Accounts receivable	$-	$-	$(800)
Inventories	-	-	(60)
Property and equipment	-	-	(1,188)
Issuance of shares	-	-	367
Other accounts payable	-	-	518
Trade payables	-	-	286
Minority interest	-	-	226

	$-	$-	$(651)

(b) Non-cash investing and financing activities:
Conversion of convertible debenture	$723	$-	$2,500

Deferred stock compensation	$966	$-	$-

Issuance of warrants to bank	$103	$-	$-

Conversion of trade receivables into long-term loan to investee	$-	$-	$350

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies, deployed in Stolen Vehicle Retrieval Applications. The Company shares are traded on the OTC Bulletin Board.

b.

The Company has decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc. (“ND”) a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and a third party investor signed an agreement. Accordingly, the investor acquired 100% of the outstanding share capital of ND for the consideration of $ 0.001, Nexus waived 100% of ND debt to it and ND is committed to pay Nexus a total amount of $ 1 thousand after ND would have had four consecutive quarters of positive cash flows and net assets of at least $ 10 thousand. The closing was carried out in February 2003.

As a result, the Company recorded a gain from discontinued operations of $ 8,524, which represents the excess of ND’s liabilities to third parties (other than the Company) over assets of ND.

Due to the fact that ND’s operations are no longer part of the Company’s operation, ND’s operations are reported as discontinued operations (see Note 19).

c.

During 2001, the Company purchased 92.5% of Tracsat S.A. (Tracsat) share capital. Tracsat is an operator of the Company’s systems and products and is providing stolen vehicle recovery services, in Buenos Aires, Argentina.

In February 2003, Tracsat issued 280 shares to two employees. The Company is committed to issue an additional 560 shares of Tracsat to two employees, which will reduce its holding in Tracsat from 90.39% to 86.45%.

Proforma information in accordance with “Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS No. 141”) has not been provided, since Tracsat’s sales and net income for 2001 were not material in relation to total consolidated sales and net loss.

d.

Three customers accounted for 91% of the Company’s and its subsidiaries revenues for the year ended December 31, 2003, three customers accounted for 80% of the Company’s and its subsidiaries revenues for the year ended December 31, 2002 and four customers accounted for 87% of the Company’s and its subsidiaries revenues for the year ended December 31, 2001 (see Note 16b(3)).

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

e.

The Company relies on a single-source supplier for the manufacture of its end units transceiver (RF modem with inputs and outputs), that is installed within a vehicle or may be installed at any remote object. The Company does not have manufacturing facilities for its end unit devices. Most of the components of its systems are manufactured for the Company by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel. There is no certainty that this subcontractor will be able to continue to provide the Company with manufacturing and assembly services in the future in light of its current financial position. As a result, the Company might suffer from delays in supplies, which may result in unexpected expenses.

f.

The Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) for preparation of its financial statements. Previously, the Company’s primary financial statements were prepared in accordance with accounting principles generally accepted in Israel. Prior years’ financial statements have been restated and are presented in accordance with U.S. GAAP.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The majority of the Company’s revenues is generated in or linked to U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Argentinian subsidiary whose functional currency has been determined to be its local currency, Peso, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of cumulative foreign currency translation adjustment in shareholders’ equity.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

	e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Such deposits are presented at their cost, including the related accrued interest.

	f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, excess inventories, and for market prices lower than cost. In 2003, 2002 and 2001, the Company wrote off approximately $ 111, $ 324 and $ 13, respectively. The write-offs are included in cost of revenues.

Cost is determined as follows:

Raw materials, parts and supplies -using the first-in, first-out method.

Finished products - recorded on the basis of direct manufacturing costs, with the addition of allocable indirect manufacturing costs, or in accordance with acquisition costs when produced by subcontractors.

	g.	Investment in investees:

Investment in investees is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s investments in investees are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”). During the years 2002 and 2001, impairments of $ 680 and $ 695, respectively, were recorded (see Note 17c).

	h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and development equipment	10 - 33 (mainly 20)
Office furniture and equipment	6 - 15
Motor vehicles	20
Network installation	33
Installed products	33
Leasehold improvements	Over the term of the lease

The Company’s property and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been identified as of December 31, 2003.

i.	Other assets:

Patents are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets, which is 8 years.

The Company’s other assets are reviewed for impairment in accordance with SFAS No. 144. No impairment losses have been identified as of December 31, 2003.

j.	Provision for warranty:

The Company generally grants a one-year warranty for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the Company warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the Company’s product liability during the period are as follows:

Balance, beginning of the year	$113
Estimated cost of warranties issued during the year	83
Settlements made during the year	(28)
Expiration of warranties during the year	(85)

Balance, end of year	$83

k.	Revenue recognition:

The Company generates revenues primarily from sales of products and systems, including base stations and end user units, and from sales of Stolen Vehicle Recovery services. To a lesser extent revenues are also derived from technical support services and from royalties.

Revenues from products and systems sales are recognized in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, (“SAB No. 101”), upon delivery when persuasive evidence of an agreement exists, the fee is fixed and determinable and collectibility is probable.

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

The Company follows the directives of Statement of Financial Accounting Standard No. 48, “Revenue Recognition when Right of Return Exists”. Based on the Company’s experience, no provision was recorded.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Research and development costs:

Research and development costs, net of grants received, are charged to expenses as incurred.

	m.	Grants:

Grants from the European community are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and included as a deduction from research and development costs.

	n.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were $ 6, $ 16 and $ 16, respectively.

	o.	Deferred income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable values.

	p.	Basic and diluted net loss per share:

Basic and diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

	q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	55.6%	141%	141%
Risk-free interest	1%	1.5%	2%
Expected life of up to	3 years	2.5 years	2.5 years

As for fair value of options issued, see Note 13c.

Pro forma information under SFAS 123 and SFAS 148:

	Year ended December 31,

	2003	2002	2001

Net income (loss) as reported	$5,268	$(7,589)	$(9,470)
Add: Stock-based compensation in these financial statements	400	-	-
Deduct: Stock-based compensation expense determined under fair value method for all awards	(546)	(258)	(412)

Pro forma net income (loss)	$5,122	$(7,847)	$(9,882)

Basic and diluted net earnings (loss) per share as reported	$0.06	$(0.7)	$(0.93)

Pro forma basic and diluted net earnings (loss) per share	$0.06	$(0.7)	$(0.97)

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and long-term loan to investee.

Cash and cash equivalents and short-term bank deposits are deposited in U.S. dollars with major banks in Israel and in South America. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Trade receivables include amounts billed to clients located mainly in Israel and South America. Long-term capital note and loan to investee has no terms of repayment. Management periodically evaluates the collectibility of these trade receivables and loans to investee to reflect the amounts estimated to be uncollectible. The allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. As for major customers, see Note 16b(3).

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 were $ 143, $ 166 and $ 181, respectively.

	t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term credit and trade payables approximate their fair values due to the short-term maturities of such instruments.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amounts recorded for long-term loans approximate fair values due to the variable interest rates on these loans.

	u.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company is currently evaluating this interpretation in respect of its investments.

In May 2003, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, `Revenue Arrangements with Multiple Deliverables.’ EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are applicable to revenue arrangements entered into by the Company in fiscal periods beginning after January 1, 2004. Additionally, on adoption the Company will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 will not have a material impact upon the Company’s financial position, cash flows or results of operations.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2003	2002

Government authorities	$154	$278
Employees	3	26
Grants from European Community	266	229
Prepaid expenses	124	72
Advance payment to suppliers	-	45
Others *)	94	11

	$641	$661

	*)	Includes $ 86 as described in Note 12d.

NOTE 4:-	INVENTORIES

Raw material	$292	$250
Finished goods	665	1,014

	$957	$1,264

NOTE 5:-	INVESTMENT IN INVESTEE

The Company holds approximately 14% of Pointer (Eden Telecom Group) Ltd.’s (“Eden”) share capital and of the voting rights. Eden provides stolen vehicles recovery and location services based on Nexus Network System Technology.

	December 31,

	2003	2002

Cost of shares	$1,398	$1,398
Long-term loans (1)	93	79
Capital note (2)	573	530

	$2,064	$2,007

(1)	A balance of $ 93 bears interest at Prime minus 0.3%. The maturity date has not yet been determined.
(2)	The capital note bears no interest and is linked to NIS.

As for investment in Eden, see Note 18a.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,

	2003	2002

Cost:
Installed products	$2,718	$1,252
Computers and development equipment	2,076	2,068
Office furniture and equipment	266	292
Motor vehicles	15	22
Leasehold improvements	320	414
Network installation	361	270

	5,756	4,318

Accumulated depreciation:
Installed products	1,197	196
Computers and development equipment	1,947	1,842
Office furniture and equipment	186	179
Motor vehicles	4	18
Leasehold improvements	313	354
Network installation	337	194

	3,984	2,783

Depreciated cost	$1,772	$1,535

Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 were $ 1,104, $ 770 and $ 480, respectively.

NOTE 7:-	INTANGIBLE ASSETS, NET

	a.	Intangible assets, net:

	December 31,

	2003	2002

Patents:
Original amounts	$639	$639
Accumulated amortization	496	429

Amortized cost	$143	$210

b.	Amortization expenses for the years ended December 31, 2003, 2002 and 2001 were $ 67, $ 76 and $ 66, respectively.

c.	Estimated amortization expenses for the years ended:

December 31,

2004	$67
2005	43
2006	21
2007	10
2008 and thereafter	2

$143

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	SHORT-TERM BANK CREDIT

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	December 31,

	Interest rate		Amount

	2003	2002	2003	2002

	%

Short-term bank loans:
In, or linked to, U.S. dollars	-	4	$-	$525
In Israeli currency - unlinked	7.05	-	1,145	-

Short-term bank credit:
In Argentinian Peso	50	-	59	-
In Israeli currency	-	15.9	-	323

			59	323

			$1,204	$848

Approximate unutilized credit lines			$160	$-

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2003	2002

Employees and payroll accruals	$375	$866
Provision for warranty	83	113
Accrued expenses	766	579
Customer advances	376	324
Others	206	5

	$1,806	$1,887

NOTE 10:-	LONG-TERM LOAN

	Interest rate	Amount

	December 31	December 31,

	2003 and 2002	2003 and 2002

	%	U.S. dollars in thousands

Banks, in U.S. dollars	3.9%	$ 3,000

In April 2003, the Company signed an agreement with Bank Hapoalim according to which a short-term credit in the amount of $ 3,000 was converted to a long-term loan for a period of five years. The loan principal will be paid commencing two years after the date of this agreement.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	CONVERTIBLE DEBENTURE

In 2002, the Company issued a convertible debenture to AMS Electronics Ltd. (“AMS”) in the amount of $ 1,000 for a period of three years, bearing annual interest of LIBOR, which was to be paid on the maturity date. The debenture could be converted into Ordinary shares of the Company at a conversion rate of $ 3.5 per share, subject to adjustments.

In March 2003, the Company and AMS signed an agreement, according to which, AMS converted $ 723 (including interest accrued thereon) of the convertible debenture into 16,435,500 Ordinary shares at a conversion price of 4.4 cent per share. The balance in the amount of $ 300 was repaid.

The Company followed Statement of Financial Accounting Standard Board (“SFAS”) No. 84, “Induced Conversion of Convertible Debt”, an amendment of APB Opinion No. 26”, as a result of the conversion and, accordingly, the Company recorded expense in the amount of $ 1,011 (see also Note 17b).

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.

As collateral for its liabilities, the Company has placed floating charges on all of its assets, including the intellectual property and property and equipment in favor of short-term bank credit and long-term loans amounted to $ 4,204.

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

The Company has undertaken to pay royalties to the Bird Foundation (“Bird”), at the rate of 5% on sales proceeds of products developed with the participation of Bird up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2003 is $ 1,958. Royalties amounted to $ 0, $ 0 and $ 14 in 2003, 2002 and 2001, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	c.	Lease commitment:

The Company and its subsidiaries have leased offices, cars, locations and equipment for periods through 2010. Minimum annual rental payments under non cancelable operating leases are as follows:

U.S. dollars in thousands

2004	$310
2005	218
2006	137
2007 and thereafter	59

$724

Rent expenses for the years ended December 31, 2003, 2002 and 2001, were $ 180, $ 524 and $ 132, respectively.

d.	Litigation:

In September 2000, the Argentinian subsidiary of the Company entered into a 30-month contract with a third party. Pursuant to the contract, the subsidiary committed itself to ordering from the third party a minimum level of unit installations. In October 2001 and thereafter the subsidiary ceased to make minimum payments to the third party. A suit was filed against the Company for payment of the potential debt and, based on a legal opinion, the Company recorded a provision in the amount of $ 151. The third party sought to secure its claim and in October 2003, an Argentinian court ordered a lien on $ 86 of accounts receivable owed by a customer to the Argentinian subsidiary to secure part of the potential debt. Such accounts receivable are classified as other accounts receivable.

e.

The Company and DBSI Investment Ltd. (“DBSI”) (see Note 13) have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration for an annual management fees of $ 180 for a period of three years commencing on April 6, 2003.

This agreement shall be automatically renewed for additional periods each twelve (12) months unless either party gives the other party a notice of termination three months prior to the beginning of a Renewal Term.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.

In January 2002, the Company entered into a manufacturing agreement with AMS, for the manufacture of its end-units and those of NexusData, minimally valued at $ 36 thousand. In March 2003, the manufacturing and purchase agreement was amended such that the Company was released from undertaking to issue purchase orders to AMS, minimally valued at $ 36 thousand, and has committed to make purchases of end-units from AMS, amounting to at least $ 10 thousand over the course of a four-year period, provided that there is actual demand for these products from the Company’s customers. The purchase price of the end-units will be based on market prices.

NOTE 13:-	SHAREHOLDERS’ EQUITY (DEFICIENCY)

	a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

	b.	Issued and outstanding share capital:

		1.	In March 2001, $ 2,500 of debentures were converted into Ordinary shares at a conversion price of $ 2.34 per share.

		2.	In March 2001, the Company issued 980,392 shares to B.V.R. Technologies Ltd. at $ 2.03 per share.

		3.	In April 2001, the Company issued 997,397 shares to its shareholders in a private placement at their fair market price of $ 1.99 per share.

		4.	In January 2002, the Company issued 400,000 shares to AMS at $ 2.5 per share.

5.

During 2003, the Company signed a share purchase agreement effective as of March 13, 2003. According to the agreement, the Company issued to investors 58,545,454 shares (NIS 0.03 par value) in a total consideration of $ 2,576 (4.4 cent per share). In addition, the Company issued to the investors 40,981,818 warrants with an exercise price of 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) Mergers and Acquisitions (“M&A”) transaction or (2) three years from the closing date.

6.

In August 2003, the Company entered into additional agreement with certain investors pursuant to which the Company issued 28,259,088 shares (NIS 0.03 par value) in a total consideration of $ 1,243 (4.4 cent per share). In addition, the Company issued to the investors 19,781,366 warrants with an exercise price of 4.4 cent per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) M&A transaction or (2) three years from the closing date.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

	c.	Options:

		1.	The Company has granted options to its employees and directors. The options were granted for a period of 5 years and usually have a vesting period of up to 3 years.

		2.	A summary of the status of the Company’s stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended, are as follows:

	2003		2002		2001

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at the beginning of the year	1,203,731	$5.32	984,364	$6.5	511,496	$8.55
Granted	7,950,000	$0.044	286,500	$1.46	505,333	$2.55
Exercised	-	$-	-	$-	-	$-
Forfeited	(241,961)	$6.71	(67,133)	$5.02	(32,465)	$7.5

Outstanding at the end of the year	8,911,770	$0.57	1,203,731	$5.32	984,364	$6.5

Options exercisable at the end of the year	1,892,352	$2.36	660,025	$7.92	448,475	$10.1

Weighted average fair value on the date of grant		0.02		$1.02		$2.00

The following table summarizes information relating to stock options outstanding as of December 31, 2003, according to exercise price range:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2003	Weighed average exercise price

		Years

$0.044	7,950,000	2.38	$0.044	1,100,000	$0.044
$1.03-$ 2.55	613,436	2.57	$2	444,018	$2.14
$7.5 - $16.5	348,334	0.59	$9.94	348,334	$9.94

	8,911,770		$0.57	1,892,352	$2.36

	Exercise price less than market price			Exercise price equal to market price

	2003	2002	2001	2003	2002	2001

Weighted average exercise prices	$0.044	$-	$-	$-	$1.46	$2.55

Weighted-average fair value on grant date	$0.13	$-	$-	$-	$1.02	$2

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

	3.	The Company’s outstanding options to consultants and banks as of December 31, 2003, are as follows:

Number	Year of issuance	Expiration date	Exercise price

5,113,818	2003	(*)	$0.044
860,000	2003	July 22, 2006	$0.044

5,973,818

(*) The earlier of M&A transaction or three years. (see Note 18b).

		4.	Dividends:

Any dividend distributed by the Company will be declared in NIS and paid in U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

NOTE 14:-	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

The Company is taxed under this law.

Results for tax purposes are measured in terms of earnings in New Israeli Shekels (“NIS”) after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

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

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	INCOME TAXES (Cont.)

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

During 2003, the Company received several warnings from the Ministry of Industry and Trade, according to which, the Company does not meet all of the aforementioned conditions and therefore is about to lose its status of “approved enterprise”.

The Company has not yet utilized any tax benefit.

Income from sources other than the abovementioned “approved enterprise” is taxed at the regular rate of 36%.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985 law, the right to claim public issuance expenses in three annual installments and annual deduction of 12.5% of patents and other intangible property rights as deductions for tax purposes.

	d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	December 31,

	2003	2002

Temporary differences regarding benefits to employees	$115	$210
Carryforward tax losses	13,548	12,228
Impairment of an investment	1,215	1,215
Other temporary differences, net	(18)	740

Net deferred tax assets before valuation allowance	14,860	14,393
Valuation allowance (*)	(14,860)	(14,393)

Net deferred tax assets	$-	$-

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	INCOME TAXES (Cont.)

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

Carryforward tax losses of the Company totaled approximately $ 38 thousand as of December 31, 2003. The carryforward tax losses have no expiration date.

Carryforward tax losses of the Argentinian subsidiary are approximately $ 1,938 as of December 31, 2003. Most of the carryforward tax losses will expire in 2008.

	f.	Final tax assessments:

The Company has not received final tax assessments since 1997. Its subsidiaries have not received any final tax assessments since their incorporation.

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with related parties:

	December 31,

	2003	2002

Other accounts payable and accrued expenses:
DBSI	$142	$-
AMS	$63	$605

b.	Income and expenses:

	Year ended December 31,

	2003	2002	2001

Purchases from AMS	$2,353	$1,775	$-
Management fees to B.V.R. Technologies Ltd.	$-	$-	$120
Interest on loans and debentures paid to B.V.R. Technologies Ltd.	$-	$-	$53
Management fees to DBSI Investments Ltd.	$120	$-	$-

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	General:

The Company operates in one segment, Location Based Service (LBS).

The Company adopted FAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	b.	Summary information about geographical areas:

		Year ended December 31,

		2003	2002	2001

1.	Revenues *):
	South America	$2,392	$3,833	$10,022
	Israel	2,543	1,592	2,335
	USA	-	820	-
	Other	215	116	202

		$5,150	$6,361	$12,559

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		Year ended December 31,

		2003	2002	2001

2.	Long-lived assets:
	Israel	$317	$534	$1,082
	Argentina	1,598	1,211	607

		$1,915	$1,745	$1,689

3.	Revenues classified by major customer:

Percentage of sales to customers exceeding 10% of revenues:

	2003	2002	2001

	%

Customer A	-	42	69
Customer B	49	25	18
Customer C	-	13	-
Customer D	27	-	-
Customer E	15	-	-

	91	80	87

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,

		2003	2002	2001

a.	Research and development, net:

	Total expenses	$1,140	$1,897	$1,727
	Less - grants and participation	476	520	73

		$664	$1,377	$1,654

b.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$27	$2	$5

	Expenses:
	Induced conversion of convertible debenture	1,011	-	-
	Bank charges and interest on short-term credits	361	391	127
	Foreign currency translation adjustments	(266)	(143)	35
	Interest on convertible debentures	3	20	52
	Other	23	-	-

		1,132	268	214

		$1,105	$266	$209

c.	Other income (expenses):

	Impairment of investments (1), (2)	$-	$(680)	$(695)
	Gain in respect to waiver	-	300	1,086
	Capital gain (loss)	(32)	-	6
	Other	-	(60)	166

		$(32)	$(440)	$563

(1)

The impairment of investments included in the Company consolidated results of operations for the year ended December 31, 2002 is in respect of the investments in MAGA communication limited (“MAGA”) and in Tri Angle LLC. (“Tri Angle”). The Company’s investment in MAGA was an investment in an option to acquire 5% of MAGA’s outstanding ordinary shares. During 2002, the Company’s management determined, in light of MAGA’s financial position, not to exercise its option. As for the second impaired investment, Tri Angle LLC., had ceased its operations during 2002. Accordingly, Company’s management determined that these fact patterns indicated that the carrying amounts of these two investments would not be recoverable, and impaired the entire amount of the investment in MAGA of $ 500 and the entire amount of the investment in Tri Angle LLC of $ 180.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

(2)

The impairment of investment included in the Company consolidated results of operations for the year ended December 31, 2001 is in respect of the investment in Ubinet Telecom S.A. (“Ubinet”). During 2001, the shareholders of Ubinet ceased their obligation to support the operations of Ubinet and have filed a request for the liquidation of Ubinet’s assets. Accordingly, the Company’s management determined that this fact pattern indicated that the carrying amount of the investment would not be recoverable, and impaired the entire amount of the investment in Ubinet of $ 695.

NOTE 18:-	DISCONTINUED OPERATIONS

	a.	On December 24, 2002, the Company and third party investor signed an offer to acquire Nexus Data Inc. (ND), pursuant to which the Company sold all of its holdings in ND to the investor (see Note 1b).

In view of the above, the assets, liabilities, operating results and cash flows attributed to ND were presented in the Company’s balance sheets, statements of operations and cash flows as discontinued operations, accordingly, the comparative figures were reclassified for all periods presented.

The following is a breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2002:

December 31, 2002

Assets attributed to discontinued operations:

Cash and cash equivalents	$-
Short-term deposit	21
Trade receivables	27
Other accounts receivable	99
Inventory	1,579
Severance pay fund	105
Property and equipment, net	797
Other assets, net	14

$2,642

Liabilities attributed to discontinued operations:

Short-term loans and bank credit, net	$4,192
Trade payables	2,034
Other accounts payable	959
Long-term loan	449
Accrued severance pay	157
Receipts on account of options	3,375

$11,166

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	DISCONTINUED OPERATIONS (Cont.)

	b.	The following are the results of discontinued operations for the years ended December 31, 2002 and 2001:

	Year ended December 31,

	2002	2001

Revenues	$680	$532
Cost of revenues	1,552	2,030

Excess of cost over revenues	872	1,498

Operating expenses:
Research and development, net	1,202	1,479
Sales and marketing	631	727
General and administrative	1,151	1,453

	2,984	3,659

Operating loss	(3,856)	(5,157)
Financial income (expenses), net	(144)	57
Other expenses	-	(104)

Net loss	$(4,000)	$(5,204)

NOTE 19:-	EVENTS SUBSEQUENT TO DATE OF AUDITORS’ REPORT (Unaudited)

a.

On April 25, 2004, the Company signed a definitive agreement with the shareholders (the “Sellers”) of Pointer (Eden Telecom Group) Ltd. (“Eden”) to purchase all of the outstanding and issued share capital of Eden (which together with the Company’s holdings in Eden constitutes 100% of the issued share capital of Eden) in exchange for shares and warrants of the Company in an amount equal to approximately 27% of the issued share capital on a fully diluted basis, post transaction.  The warrants are exercisable at an exercise price of $0.044 per share and are exercisable during the period which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	EVENTS SUBSEQUENT TO DATE OF AUDITORS’ REPORT (Unaudited) (Cont.)

In addition, such Sellers that provided loans to Eden will assign the loans to the Company for consideration of shares of the Company at a price per share of $ 0.50 and Sellers that provided Eden with guarantees will receive from the Company indemnification, pursuant to which the Company shall undertake to indemnify such Sellers in the event the banks shall exercise the guarantees provided by them, for consideration of the Company shares at a price per Share of $ 0.50, to be paid by such Seller to the Company (the “Guarantee Shares”). In order to secure such indemnification undertaking the Company will issue to such Sellers options to purchase, for no consideration, the equivalent number of Guarantee Shares, in the event the Company does not meet its indemnification obligations.

Eden has suffered recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about Eden’s ability to continue as a going concern. Eden’s recuperation plan and the investments of its shareholders may reverse this trend.

b.

Subsequent to the date of this report, 13,316,364 warrants were exercised into Ordinary shares of the Company of NIS 0.03 par value each. 10,048,636 warrants were exercised by a cashless exercise into 9,003,630 Ordinary shares, and another 3,267,728 warrants were exercised into Ordinary shares, in consideration of $ 144.

c.

On June 1, 2004, the board of directors resolved to issue to the Company’s shareholders options to purchase approximately 2.2 million of the company’s ordinary shares, pursuant to the 2003 Employee Share Option Plan, at an exercise price of 13.3 cents. ($ 0.133) per share. 44% of the options granted to each employee shall vest on December 31,2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

- - - - - - - - - - -