Form 20-F
period 2004-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2005-06-30
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File File No.

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

170,450,516

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

Item 17 ☐     Item 18 ☒

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that Nexus Telocation Systems Limited (“we” or the “Company” or “Nexus”) will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3. Risk Factors.”

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

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

          Our strategic decision to focus on being a service provider, providing a range of services to automobile owners and the insurance industry could result in operating difficulties and other adverse consequences.

          Between June 2004 and February 2005, we made two acquisitions in Israel becoming a leading service provider to automobile owners and insurance companies in Israel, through our currently wholly owned subsidiary Shagrir Motor Vehicle Systems Ltd. (formerly known as Pointer (Eden Telecom Group) Ltd.), or Shagrir:

—

In June 2004 we purchased all of the outstanding and issued shares of Pointer (Eden Telecom Group) Ltd. (renamed in January 2005, Shagrir Motor Vehicle Systems Ltd.) not already held by us. Shagrir was our local Israeli operator which provided a broad scope of services, based on our technology and know-how relating mainly to location based services, stolen vehicle retrieval and security markets.

—

In February 2005, pursuant to an Asset Purchase Agreement, our subsidiary, Shagrir, purchased certain of the activities and assets of Shagrir Towing Services Ltd. and its subsidiary, Shagrir (1985) Ltd. (together, Shagrir Towing Services). The business activities acquired by Shagrir constitute all of the road-side assistance and towing services of Shagrir Towing Services, which are sold to insurance companies and are provided to approximately 700,000 subscribers throughout Israel and include a fleet of approximately 120 service cars, mobile garages and towing vehicles.The assets and activities of Shagrir Towing Services have been integrated into our wholly-owned subsidiary Shagrir.

Currently Shagrir’s business is expected to materially influence our business and is expected to account for the majority of our business and revenues in the foreseeable future.

          In June 2004, we also incorporated a Mexican company, Pointer recuperacion de Mexico S.A. de C.V., or Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services, targeting Mexican corporations. Pointer SA became operational in February 2005 and is still in its development stage.

          The process of integrating Shagrir and Pointer SA into our business is risky and may create unforeseen operating difficulties and expenses resulting from management time and efforts required to ensure successful integration. As we have limited experience in managing such processes, the anticipated benefits of these acquisitions and the incorporation of Pointer SA may not be realized. Failure to integrate the operations of Shagrir and Pointer SA into our business may have a material adverse affect on our financial condition.

          We have a history of net losses.

          With the exception of 2003, we have incurred a net loss in each year of our existence. While in 2003, we had net income of $5.3 million, this resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations, offset by a $3.3 million loss from continuing operations. In December 2004, our accumulated deficit was approximately $87.7 million. As a result of our acquisition in June 2004 of Shagrir, we have consolidated into our financial reports the results of a company which, prior to 2004, had never recorded net profits and which had at the time of the acquisition and continues to have a working capital deficiency. Although the business activities of Shagrir Towing Services acquired by Shagrir are profitable and are currently being integrated into Shagrir, we expect to continue to sustain net losses in the foreseen future following the acquisition mainly as a result of the amortization of intangible assets acquired in connection with the acquisition of Shagrir and the acquisition of the activities and assets of Shagrir Towing Services, as well as the increased financial burden associated with such acquisitions, including the increase in working capital deficiency (see Item 4 “Recent Developments”). If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

          Our future operations depend on our ability to obtain additional financing.

          We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. Pursuant to a series of investments from March through October 2003, we issued a number of our ordinary shares and warrants with an aggregate value equal to approximately 32.5% of our current issued and outstanding capital, on a fully diluted basis. In June 2004, we purchased all of the securities of Shagrir not already held by the Company, in consideration for the issuance of a number of ordinary shares and warrants with an aggregate value equal to approximately 16.61% of our current issued and outstanding share capital, on a fully diluted basis. In February 2005, we raised $6 million additional capital among others in order to partly finance our acquisition of the road-side assistance and towing services of Shagrir Towing Services, and accordingly issued 71,428,570 of our ordinary shares and warrants to purchase up to 15,714,284 of our ordinary shares to various investors constituting 19.23% of our current issued and outstanding share capital (assuming the exercise of all of the warrants). Also in February 2005, our subsidiary Shagrir was loaned approximately NIS 100 million in convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. Pursuant to these transactions we agreed to register for resale our ordinary shares issued to our investors, our ordinary shares issuable to our investors pursuant to the exercise of warrants and our ordinary shares issuable to lenders pursuant to the conversion of the convertible debt. As a result, we currently have outstanding or intend to have outstanding in the near future, effective registration statements covering 308,264,786 our securities (excluding 15,000,000 of our ordinary shares underlying registered options) (for further information regarding agreements relating to the acquisition of the road-side assistance and towing services of Shagrir Towing Services, see Item 4 – Recent Developments and Item 10 – Material Contracts). We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all. As a result of the registration statements that we currently have outstanding and currently anticipate filing, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. Additionally, should any of Shagrir’s lenders convert their debt into ordinary shares of Shagrir, this may substantially dilute our interest in Shagrir thereby reducing or eliminating our ability to control its operations. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

          Due to the downturn in the world economy over recent years, the securities markets in general have recently experienced increased volatility, which has particularly affected the securities and operations of many companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general may affect our ability to obtain additional financing at favorable terms.

          Shagrir has significant loans which it is required to repay in accordance with a strict schedule

          In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received a NIS 100 million credit facility from Bank Hapoalim, a NIS 40 million loan from Shagrir Towing Services and approximately NIS 50 million was loaned to it from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. Should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan and should a lender refuse to amend the relevant repayments schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations. This may have a material adverse affect on our financial condition. For further information on these loans, see Item 10 – Material Contracts.

          We depend on a small number of customers.

          We depend on a small number of customers and our future depends on our ability to maintain our existing customers and attract new customers. For the twelve months ended December 31, 2004, four of our customers accounted for approximately 31% of our revenues. (See further Notes 1(g) and 15(b)(3) of our consolidated financial statements). As a result of our acquisition of the activities of Shagrir Towing Services, we anticipate that the customers which will account for the majority of our revenues in future years will be Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. Should Israeli insurance companies which currently purchase these services, or any other of our major customers reduce or cancel their purchases, our financial condition may be materially adversely affected.

          We depend on others to manufacture our systems and we rely on a single-source supplier for the manufacture of our end units.

          We do not have manufacturing facilities for our location based system, or LBS end unit devices. Most of the components of our systems are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

—	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;

—	reduced manufacturing flexibility due to last moment quantity changes;

—	transportation delays;

—	political and economic disruptions;

—	the imposition of tariffs and export controls on such products;

—	work stoppages;

—	changes in government policies; and

—	the loss of molds and tooling in the event of a dispute with a manufacturer.

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

          We may not be able to successfully compete in the extremely competitive markets for our products and services.

          We face intense competition in the markets in which we operate.

          In Israel, our primary competitors are Europe Assistance Israel, Shlomo-SIXT and MEMSI, all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran is our main direct competitor in the stolen vehicle retrieval services market.

          Our primary competitors in the other geographical markets in which we currently operate are mainly Lo-Jack globally and Ituran in Argentina. Some offer a similar solution to ours in these markets and others, like Lo-Jack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

          In addition, in these markets and also some other potential markets, some primary location based service providers who directly or indirectly compete with us employ other technologies, such as a combination of GPS (satellite-based location technology) over cellular-like systems. These systems use commonly existing infrastructure, which offer location based services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities (using cell-id. technology).

          Should any of our competitors in Israel or globally successfully provide a broader, more efficient or attractive combination of services to insurance companies and automobile owners, our business results could be materially adversely affected.

          Most of our competitors have substantially greater capital resources and significant research and development staffs, facilities, marketing and distribution networks, name recognition and extensive customer bases. While we plan to continue to improve our services and maintain our marketing efforts, we cannot guarantee that we will grow or even maintain our customer base or we may need to invest more in our efforts to do so.

          We are subject to several risks as a result of our international sales

          Systems based on our products and systems are currently installed in, Israel, Argentina, Venezuela, Mexico, Russia, Chile and China. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—

A severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results during 2002. This was mainly due to Tracsat’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.

—

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

          Our success and our ability to compete in the LBS sector greatly depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;

—	measures like entering into non-disclosure agreements afford only limited protection;

—	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and

—

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

          The use of our LBS systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

          Our potential growth in the geographical territories where we do not control the domestic operator depends, to a great extent, on the success of the domestic operators of our system in commercializing our technology and marketing their services.

          The commercialization of our LBS systems and other services in each territory in which we operate is performed and controlled by the operators in each of these territories who license our technology, purchase our infrastructure and end units, and market their services in their territories. With the exception of Tracsat, our Argentinean subsidiary, Pointer SA our Mexican subsidiary, and Shagrir our Israeli subsidiary we do not control any of the other operators. The implementation of the operators’ business plans depends mainly on their marketing strategies, their future financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from royalties, where applicable, from such territories will be dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. To date, such operations that we do not control are essentially limited to Venezuela, Russia, China and Chile, while we do control such operations in Israel, Mexico and Argentina. If we were to experience any setbacks regarding such operators, this would have a material adverse effect on our business.

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

          Should we fail to meet sales forecasts or suffer cancellations of orders from customers, we may find ourselves with a higher level of inventory than we currently need. For the twelve months ended December 31, 2004, we incurred inventory write-offs of $0.479 million. As a result of a high level of inventory, we may be exposed to the risk of a decrease in the value of the inventory should the price of this inventory drop, causing our gross margins to be adversely affected. Furthermore, in the event that we maintain large amounts of inventory, certain products might be rendered obsolete due to modification and improvement of our products, which might cause us to continue to incur inventory write-offs.

          Our major shareholders have a controlling stake in our company.

          Pursuant to the share purchase agreement of March 2003 wherein DBSI Investments Ltd., or DBSI and other investors invested approximately $2.6 million in our company, the investments completed in second half of 2003, wherein DBSI and other investors invested approximately $1.2 million, and the share purchase agreement consummated in February 2005, in which DBSI invested a further $1 million, DBSI currently owns approximately 25.38% (on a fully diluted basis), of our issued and outstanding shares. Pursuant to the Shareholders’ Agreement between DBSI and Egged Holdings Ltd., or Egged, DBSI also has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors. In addition, under the Shareholders’ Agreement with Egged, DBSI will vote its shares in favor of one director nominated by Egged. According to the terms of the Shareholders’ Agreement, Egged and DBSI will also vote their shares against certain resolutions brought to our shareholders for a resolution, such as new share issuances, increases in our share capital and certain transactions, unless they agree to vote otherwise. As a result, DBSI and Egged have the ability to control material decisions requiring the approval of our shareholders. For further information on the Shareholders’ Agreement between DBSI and Egged, see Item 10 – Material Contracts.

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

          The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

—	macro changes and changes in market share in the markets in which we provide services and products;

—	announcements of technological innovations or new products by us or our competitors;

—	developments or disputes concerning patents or proprietary rights;

—	publicity regarding actual or potential results relating to services rendered by us or our competitors;

—	regulatory development in the United States, Israel and other countries;

—	events or announcements relating to our collaborative relationship with others;

—	economic, political and other external factors;

—	period-to-period fluctuations in our operating results; and

—	substantial sales by significant shareholders of our ordinary shares which are currently or are in the process of being registered.

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

          Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

          Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2005 was 147,233 shares. The high and low bid price of our ordinary shares for the last two years has been $0.58 and $0.08, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

          Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

          Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

—	With a price of less than $5.00 per share;

—	That are not traded on a “recognized” national exchange;

—	Whose prices are not quoted on the NASDAQ automated quotation system; or

—

In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

          Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline.

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

          We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

          A part of our costs in Israel is not denominated in dollars and may be influenced from the rate of devaluation of the New Israeli Shekel. This exposes us to market risk from changes in foreign exchange rates as against the U.S. dollar, as our dollar costs in Israel may increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. In the twelve months ended December 31, 2004, the Israeli economy recorded inflation of approximately 1.2% and the U.S. dollar devalued against the NIS by approximately 1.65%, this is not typical. For further discussion of such devaluation, see Item 5, “Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures About Market Risk”. There can be no assurance that we will not incur losses from such fluctuations in the future.

          We may not be eligible to receive grants or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

          We have received certain grants and programs from the Israeli Government, the European Union and the BIRD Foundation. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs and pay higher royalties. We cannot guarantee that these grants and programs will be continued in the future, at their current or historical levels or at all. If these grants and programs are ended, our business, financial condition and results of operations could be adversely affected.

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

          Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of services to automobile owners and insurance companies.

          Our new strategy was implemented through two acquisitions in Israel and the establishment of a subsidiary in Mexico.

          In June 2004 we purchased all of the outstanding and issued share capital of Shagrir not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

          In June 2004, we also incorporated a Mexican company, Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services for vehicle owners using a communication network based on our technology.

          In February 2005, our subsidiary, Shagrir, purchased the assets and activities of Shagrir Towing Services, an Israeli company which provided road-side assistance and towing services, in Israel.

          As a result of the implementation of our strategy, we currently provide a range of services to automobile owners and insurance companies.

          As a result of the two acquisitions we made in Israel, Shagrir, is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services.

          Nexus was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Nexus Telocation Systems Ltd, and through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Over-The-Counter Bulletin Board under the symbol NXUSF. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Shagrir, are located in Holon, Israel and Petach-Tikva, Israel. The headquarters of our subsidiary, Tracsat S.A., are located in Buenos Aires, Argentina. The headquarters of our subsidiary, Pointer SA, are located in Mexico City, Mexico. In January 2005, our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Motor Vehicle Systems Ltd. Our Web site is www.nexus.telocation.com. Information on our web site is not incorporated by reference in this annual report.

Recent Developments

          Since January 1, 2004, the following important events have occurred to us:

Employment Agreement with our Chief Executive Officer

          In May 2005, our Board of Directors approved an agreement with Mr. Danny Stern to serve as our chief executive officer. Pursuant to the agreement, Mr. Stern receives an annual gross salary of NIS 540,000 and was granted options to purchase 4,000,000 of our ordinary shares at an exercise price of $0.106 per share, pursuant to our 2003 option plan. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service. In addition, at the end of his first six months period of employment, we have agreed to determine an annual bonus mechanism.

The Purchase of Certain of the Activities of Shagrir Towing Services by our subsidiary, Shagrir

          On February 28, 2005 pursuant to an Asset Purchase Agreement, Shagrir, our fully-owned subsidiary completed the purchase of the road-side assistance and towing services of Shagrir Towing Services, in consideration for approximately NIS 200 million. NIS 100 million was funded by a loan from Bank Hapoalim B.M, NIS 40 million was funded by a loan provided by Shagrir Towing Services and approximately NIS 50 million was loaned by a group of our shareholders led by Gandyr Investments Ltd. and Egged Holdings Ltd. In addition we invested an amount of NIS 4,550,000 in the share capital of Shagrir and provided it with a loan of NIS 5,000,000. As part of the transaction, we granted Bank Hapoalim B.M a two year warrant to purchase up to 10,000,000 of our ordinary shares, at a price per share of $0.18; and granted Shagrir Towing Services a two year warrant to purchase up to 25,000,000 of our ordinary shares, at a price per share of $0.18. Part of the loans provided by the investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. may be converted into our shares and/or the shares of our subsidiary, Shagrir. For further information relating to the purchase of the activities and assets of Shagrir Towing Services, see Item 10 – Material Contracts.

$6 million Investment

          On February 28, 2005, a group of investors, including our controlling shareholder DBSI Investments Ltd, or DBSI, completed a $6 million investment in our share capital. Pursuant to the investment agreements, we issued (i) 71,428,570 of our ordinary shares at a price per share of $0.084 (of which 30,952,381were issued to Egged Holdings Ltd., or Egged) and (ii) warrants to purchase up to 15,714,284 of our ordinary shares at the same exercise price (of which warrants to purchase up to 6,809,523of our ordinary shares were issued to Egged), constituting approximately 19.23% of our current issued and outstanding share capital on a fully-diluted basis. Under the terms of the agreements, the warrants are exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. The transaction was approved by our shareholders at their annual meeting held on February 1, 2005. In addition, on March 13, 2005, we entered into a joinder agreement with the general manager of Shagrir, Mr. Ofer Lior pursuant to which in consideration for $69,735 we issued Mr. Lior (i) 830,179 of our ordinary shares at a price per share of $0.084 and (ii) a warrant to purchase up to 182,639 of our ordinary shares at the same exercise price, constituting approximately 0.22% of our current issued and outstanding share capital on a fully-diluted basis. This warrant is exercisable by Mr. Lior until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets.

          As part of the investment, DBSI and the major new investor, Egged consummated a shareholders agreement, pursuant to which they agreed to vote their shares jointly in respect of certain matters relating to our company and Shagrir. For further information on the Shareholders’ Agreement, see Item 10 – Material Contracts.

Cooperation and Share Exchange Agreements with Shagrir

          On February 25, 2004, we entered into a cooperation agreement with Shagrir, the operator of our system in Israel. As part of this agreement Shagrir renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Shagrir undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Shagrir’s infrastructure network. The term of the agreement is until the end of year 2007.

          Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Shagrir, whereby we increased our holdings in Shagrir from 14% to 100% of its issued share capital. Upon completion of the agreement on June 29, 2004, we purchased all the outstanding shares and options to purchase shares of Shagrir. Upon completion of the transaction, we purchased from certain of Shagrir’s shareholders their rights to repayment by Shagrir of an aggregate of $5,215,043.50 pursuant to loans which they provided to Shagrir. In consideration for the right to receive repayment of the loans, we issued such shareholders 10,430,086 of our ordinary shares, constituting one of our ordinary shares for every $0.50 owed to such shareholders pursuant to the loans. Furthermore, upon completion of the transaction, we provided certain shareholders of Shagrir which provided bank guarantees to Shagrir for an aggregate amount of $1,644,444.50, with an indemnification letter pursuant to which we agreed to indemnify them in the event of the banks exercising their guarantees. In consideration for the indemnification letters provided by us to such shareholders, the number of our ordinary shares that we issued to them pursuant to the aforementioned acquisition transactions was reduced by an aggregate of 2,288,888 ordinary shares, constituting one of our ordinary shares for each $0.50 that we have agreed to indemnify them pursuant to the guarantees. In addition, pursuant to the agreement, a number of options in Shagrir held by its employees were converted into 7,589,620 options of our company, constituting, an aggregate of 1.67% of our current issued share capital on a fully diluted basis. In consideration for all of the above, we transferred a number of our ordinary shares, warrants and employees options with an aggregate value equal to approximately 16.61% of our current issued share capital on a fully diluted basis, including the employees options as mentioned above and warrants to purchase up to 24,778,091 of our ordinary shares at an exercise price of $0.044, exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. Prior to the completion of the acquisition, the directors of Shagrir resigned from its board of directors and we assumed full control of Shagrir.

Exercise of warrants by Bank Hapoalim and other minority investors

          From January 1, 2004 through June 20, 2005, 17,501,364 warrants were exercised into our ordinary shares, par value NIS 0.03 each. Of these, warrants to purchase 11,051,818 of our ordinary shares were exercised by a cashless exercise into 9,737,409 ordinary shares (of which Bank Hapoalim exercised warrants to purchase 5,113,636 ordinary shares into 4,622,012 ordinary shares), and another 6,449,546 warrants were exercised into ordinary shares, for approximately $284,000.

Incorporation of Local Mexican Operator

          On June 17, 2004 we incorporated a local Mexican operator and service provider, Pointer SA, jointly held by us and our Mexican local partners, 96.5% and 3.5% respectively. On January 25, 2005 we sold to our local partners 28.5% of our holdings in Pointer SA in consideration for its par value and thus we currently hold 68%. Pointer SA offers a broad scope of services, based on our technology and know-how relating to location based services, stolen vehicle retrieval and other value-added services targeting Mexican corporations. Pointer SA commenced operations in February 2005 and is currently in its development phase.

Renewal of Purchase Orders in Venezuela

          In January 2004, the customer in Venezuela renewed its purchase orders after not having ordered from us for approximately two years. In 2004, this customer ordered over US $1 million worth of infrastructure equipment, spare parts and end units. However, due to continuous political and economical uncertainties in Venezuela, we cannot be sure of any further purchase orders from this customer and the timing of such.

Potential Claim

        On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M and the China National Electronics Import Export Beijing Company, or CEIEC. In the claim we requested that the court injunct Bank Hapoalim from paying CEIEC any sums pursuant to a guarantee in the amount of $300,000 in favor of CEIEC provided to it in the framework of a previous transaction, and to injunct CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. We requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim pay it the guarantee. Following a hearing in which CEIEC did not attend, the Tel-Aviv Magistrates Court ruled in our favor on December 31, 2002, granting a permanent injunction prohibiting Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and injuncting CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. We understand that sometime in 2003 CEIEC commenced proceedings in China to which we have not been joined as a party, for payment of the guarantee plus interest at a rate of 0.5% commencing March 2002, and has since received interim judgments in the matter, the exact nature of which are not currently clear to us. In August 2004, Bank Hapoalim informed us, that it may pay CEIEC the guaranteed sum plus interest, and in such an event will request that we indemnify it for the amount paid. In light of the permanent injunction ordered in our favor in 2002, and without our knowledge of the exact nature of the legal proceedings underway between the Bank and CEIEC, since we are not a party to these proceedings, based on our legal advisors’ opinion, we have a good defense against Bank Hapoalim’s claim for indemnification.

          In March, 2005 we filed a claim against CEIEC and a third party with the China International Economic and Trade Arbitration Commission in Beijing, China (“CIETAC”) for approximately $558,000 representing the damages caused to us by the breach of the contract between us, CEIEC and the third party pursuant to which contract, the guarantee mentioned in the paragraph above was given.

          In June, 2005 CEIEC and the third party filed a counter claim with the CIETAC for repayment of $300,000 relating to the same transaction, plus weekly interest of 0.5% (compounded from February 2002). The counter claim relates to the same amount that CEIEC has claimed from Bank Hapoalim B.M pursuant to the guarantee discussed above. Based on our legal advisors’ opinion, we have a good defense against any claim of CEIEC and the third party.

Grant of Options to Employees

          On June 1, 2004, our board of directors resolved to issue to our employees options to purchase approximately 2.2 million of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, at an exercise price of 13.3 cents ($0.133) per share. 44% of the options granted to each employee shall vest on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

Investment in Property and Equipment

          During the years 2004, 2003 and 2002, we had capital expenditures of $0.9 million, $1.1 million and $1.2 million, respectively, related mainly to the installment of equipment used by Tracsat, our subsidiary in Argentina and Pointer SA, our subsidiary in Mexico.

          For a description of additional recent developments which have taken place since January 1, 2004, see Item 10 “Information on the Company” – “Material Contracts.”

B.	BUSINESS OVERVIEW

          We are a service provider of a range of services to automobile owners and insurance companies, including road-side assistance, vehicle towing, stolen vehicle retrieval and other value added services. We provide our services, for the most part, in Israel, through our subsidiary, Shagrir (which recently acquired the assets and activities of Shagrir Towing Services), and in Argentina and Mexico through our subsidiaries Tracsat and Pointer SA respectively. In addition, we continue to develop and manufacture our location based information system the Nexusphere for the use of our subsidiaries and for marketing it to other third party local operators through which they provide location based and security services.

          As a result of the implementation of our strategy, we currently provide the following range of services to automobile owners and insurance companies:

(i)

Road-side assistance – these services may include towing services which are provided in Israel either directly by us or using sub-contractors, mobile automobile repair services, vehicle replacement services, the sale of spare-parts or connecting the driver to other service providers.

(ii)

Stolen vehicle services – these include our vehicle replacement services and our vehicle retrieval services, which are based on the systems we use, develop and sell and through which, in co-operation with law enforcement and private security agencies, we prevent the cars from being stolen or retrieve them.

(iii)	Value added services – may include location through the internet and other location based services provided to the drivers contacting our call center.

          We currently provide such services mainly in Israel and in addition, but to a lesser extent, in Argentina and Mexico through subsidiaries in each country: Tracsat (we currently hold approximately 86.5% of the issued share capital of Tracsat) and Pointer SA (we currently hold 68% of the issued share capital of Pointer SA), respectively.

          In addition, there are currently other operators in Venezuela, Russia, China and Chile using our Nexusphere communication and location and system and technology, to which we continue to market our products, systems and technical support.

The Nexusphere Network

          Our Nexusphere network is based on spread spectrum technology (SPSP) intended for wide area networks (WAN). Among the advantages of Nexusphere’s utilization of the spread spectrum technology includes the following distinctive features: resistance to interference, overcoming of fading caused by multipath and highly sensitive receivers.

          The architecture of our Nexusphere system allows easy integration with existing infrastructures, low-cost expansion, development of multiple applications, and access to the internet and public switched telephone network gateways, all of which provide the following advantages:

—	high receiver sensitivity;

—	longer transmission ranges;

—	resistance to interference;

—	high system reliability and flexible configuration; and

—	cost-effectiveness in system design, implementation and operations.

          The system is comprised of three major parts:

—

End-units (RMU) – a transceiver (RF modem with inputs and outputs) that is installed within a vehicle or may be installed at any remote object to be monitored or located. The end-unit’s inputs are connected to sensors within the object, while through its outputs it can send commands (which it receives from the CCC) to the object.

—

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

—

Command & Control Center (CCC) – the heart of the system, which includes the databases, and other software to administer the operation. Among other things, the CCC collects the information sent to it from the base stations, calculates the end-unit’s location and displays the data on various monitors. Commands can be down-linked to the RMU from the CCC through a commercial paging system.

          The following are some of the available applications of Nexusphere:

—

Stolen Vehicles Recovery (SVR) – The Nexusphere system comprises unique features for SVR solutions, including (i) inclusion of communication & location (ii) concealed terminal (iii) resistance to jamming (iv) indoor positioning (v) alarm system adaptability (vi) remote command (vii) accuracy (viii) back-up power supply, and (ix) 24x7 redundant command and control center (CCC).

—

Fleet Management & Telematics – Nexusphere provides certain Fleet Management capabilities, which ensure that vehicles, and their merchandise, arrive when and where they are expected. The end-unit can connect to various sensors by RS-422 or RS-232 standards, or by discrete (on or off) wirelines. The sensors monitor various vehicle operating systems, and the end unit will report the results to the fleet owners and managers.

—

Wireless Remote Monitoring & Control Security and Industrial Applications – The Nexusphere system offers a total remote monitoring and control solution. Connecting the end-units to remote generators, fire systems and home alarm systems provides a link to safety and security command & control centers that is difficult to jam or interfere with.

—

Assets Surveillance & Protection – As part of our Nexusphere System, we were previously involved in developing applications to provide solutions in the field of Assets Surveillance & Protection (ASAP). ASAP is based on an end-unit, which is attached to the asset and a terrestrial communication & location system. ASAP systems are most commonly employed by transportation companies, insurance companies, manufacturers and users of assets and crude materials. ASAP systems can provide instant warning and location in the event of hazardous chemical leakage or road accidents. Nexus led a two-year project with a consortium of eight European companies, consisting of technology developers and transportation companies, which was established in December 2001 to develop and test an ASAP solution. The solution was tested in the third quarter of 2003 and demonstrated its advanced technologies over other alternatives.

A.	Our Operations in Israel

          As a result of our two acquisitions in Israel, our operation in Israel, Shagrir, is currently the most significant operation we have and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services, including road-side assistance, towing, stolen vehicle retrieval and other value added services.

Services and Operations

—	Road-side Assistance and Towing Services

          Shagrir is the leader in Israel in providing road-side assistance and towing services. Shagrir provides services to approximately 700,000 subscribers throughout Israel and its fleet of vehicles includes approximately 120 service cars, mobile garages and towing vehicles, which are dispatched by the control center to the vehicle through a sophisticated management and monitoring software application, connected via remote terminals used in the service cars, mobile garages and towing vehicles.

          Subscribers for road side assistance and towing services are mainly referred to Shagrir by Israeli insurance companies, which are our customers. To a lesser extent, additional subscribers are comprised of fleet vehicle customers and private customers. A subscription entitles a subscriber during the subscription period (which is usually one year), to certain of our road-side assistance services, which are usually available to the subscriber twenty-four hours a day, every day of the year depending on the type of insurance policy purchased and the service contract with Shagrir.

          A subscription is personal and non-transferable. A subscriber may, however, change the vehicle that is the subject of the subscription at any time. The price of a subscription is based, among other things, on the type of subscription, the type of vehicle (private or commercial), and the frequency in which the subscriber uses the services.

          Under the service contracts, Shagrir is responsible for a vehicle from the time Shagrir begins rendering services and until such time as the vehicle is delivered to its destination. Similarly, Shagrir undertakes to compensate the subscriber for any direct damage caused to his/her car as a result of the provision of the services, subject to the rules of the Israeli Civil Wrongs Ordinance.

—	Stolen Vehicle Retreival (SVR) Services and Value Added Services

          Shagrir is a leading provider of SVR and value added services in Israel for automobile owners, including the provision of location based services for vehicles using our Nexusphere Network and other sophisticated systems for the protection and location of vehicles. Using sensors located in a vehicle our system may be alerted as to the progress of a theft by the transmission of information to our twenty-four hour manned command and control center. Once received by the center, the necessary steps to recover the vehicle are taken. Our value-added services also include the provision of a distress button, using which a person can alert our command and control center, which locates the vehicle and immediately sends the required service.

          The system also allows for location of vehicles through the Internet, by inserting a personal code, at any given time.

Equipment, Subcontractors and Supplies

          As of June 2005, Shagrir had 120 service cars, mobile garages and towing vehicles and a number of replacement vehicles which currently number approximately 100.

          The general policy of Shagrir is to replace its towing vehicles, towing equipment and mobile garages every five years, and replacement vehicles every two years, all depending on prevailing economic conditions.

          On average, approximately 70% of the road-side assistance and towing services are carried out by employees of Shagrir. During peak demand periods, Shagrir calls on the services of certain independent contractors who render road-side assistance and towing services on behalf of Shagrir. Shagrir has entered into agreements with these independent contractors. Independent contractors are also often used in the provision of services by Shagrir to isolated locations (in peak and non-peak periods).

          Of the replacement vehicles held by Shagrir, on average 60% are rented from various rental companies in Israel. Shagrir purchases the spare parts it uses in the provision of road-side assistance from various suppliers in Israel.

Sales and Marketing

          For the provision of its road-side assistance and towing services Shagrir sales and marketing team directs its sales and marketing efforts to promoting its subscriptions mainly to Israeli insurance companies, and to lesser extent fleet vehicle customers and private customers. Our SVR services are marketed primarily through vehicle importers and to a lesser extent fleet vehicle operators and private individuals. We employ an in house sales and marketing force and also direct the sale of our safety products and car units for installment to private customers, business customers and vehicle fleets either directly or through our network of approximately 60 authorized installers across Israel.

          In addition, the Shagrir sales team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers which it then uses to formulate future sales and marketing strategies.

Patent and Licenses

          We are not dependant on any patent or licenses which are material; to our business or profitability, with the exception of the licenses described below in Item 4. “Government Regulations.”

Government Regulations

          Shagrir has the following licenses:

—

a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2005;

—	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2005; and

—	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2005.

          The use of products incorporating our Nexusphere technology in the State of Israel requires a license from the Israel Ministry of Communications. In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968 MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Competition

          In Israel, our primary competitors are Europe Assistance Israel, Shlomo-SIXT and MEMSI, all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran is our main direct competitor in the stolen vehicle retrieval services market.

Seasonality

          The demand for road-side assistance, towing services and replacement vehicles is greatly influenced by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days.

          Furthermore, the demand for replacement vehicle services is greatly influenced by the number of vehicles being stolen in Israel at a given time, with Shagrir receiving more calls for replacement vehicles where the number of vehicles being stolen in Israel is high.

          The location based services market is not seasonal.

B.	Our Operations in Argentina and Mexico

          Our subsidiaries, Tracsat (we currently hold approximately 86.5% of the issued share capital of Tracsat) and Pointer SA (we currently hold 68% of the issued share capital of Pointer SA), currently provide mainly stolen vehicle retreival services in Argentina and Mexico respectively. Tracsat and Pointer SA, provide similar services based on our Nexusphere system as are provided by Shagrir.

          In these territories, we operate the command and control center from which we dispatch external security forces employed by us to retrieve the stolen vehicles or provide assistance as required by the driver. Installations and de-installations of end units in the vehicles are done either by our in-house employees, or by subcontractors mainly in designated installation centers.

Sales and Marketing

          In order to execute their sales and marketing initiatives, Tracsat and Pointer SA employ an in house sales and marketing force whose efforts are focused on sales and marketing to insurance companies, and vehicle owners, directly, or indirectly through vehicle distributors and vehicle financing corporations in their respective designated territories.

Patent and Licenses

          Tracsat and Pointer SA are not dependant on any patent or licenses which are material to their business or profitability, with the exception of the licenses described elsewhere in Item 4. “Government Regulations.”

Government Regulations

          Products that are based on our technology require the use of spread spectrum devices in the 800-1000 MHz band. The FCC first authorized the unlicensed use of spread spectrum devices in the 902 to 928 MHz band in 1985. As an incentive for the increased development of spread spectrum technology, the FCC subsequently amended its rules to allow the unlicensed use of higher power spread spectrum systems within the 902 to 928 MHz band than had originally been authorized for the ISM (industrial, scientific and medical) band. While the FCC has in the past encouraged the development of new spread spectrum devices for unlicensed services, there can be no assurance that the FCC will not require licensing at some time in the future for the ISM band.

          Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services, however, the local operator is required to obtain a specific license for its operations. Tracsat has been required to obtain domestic licenses for the deployment of our Nexusphere systems in Argentina.

Competition

          Our primary competitors in the stolen vehicle retrieval services market in Argentina and Mexico are Lo-Jack and Ituran (in Argentina only).

          Some competitors in the stolen vehicle retrieval services market offer a similar solution to ours and others, like Lo-Jack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

          In addition, in these markets and also some other potential markets, some primary location based service providers who directly or indirectly compete with us employ other technologies, such as a combination of GPS (satellite-based location technology) over cellular-like systems. These systems use commonly existing infrastructure, which offer location based services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities (using cell-id. technology).

Seasonality

          Our business provided in Latin America is not materially seasonal.

C.	Our Operations in Russia, Venezuela, China and Chile

          We also sell our Nexusphere sub-systems and products to third party local operators primarily in Russia, Venezuela and to a lesser extent China and Chile, who, like our subsidiaries, Shagrir, Tracsat and Pointer SA, provide mainly stolen vehicle retrieval or other services using our Nexusphere system and technology.

          The third party domestic operators are responsible for the commercialization of their services, which are based on our systems and products in their designated territories and in their licensed coverage area. They control the sales and marketing of the end user devices as well as services to their final customers according to their business focus and business plans. In order to provide these services our domestic operators purchased from us, and deployed, the CCC and sufficient base stations to cover their respective territories.

          Our sales and marketing efforts in this respect are executed by our internal marketing and customer support employees, focusing on being attentive to needs of these customers, in order to provide them with the solutions they require.

Geographical breakdown of our revenues:

          The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2004		2003		2002

	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Israel	7,939	72.4	2,543	49.4	1,592	25.0

U.S.A	–	–	–	–	820	12.9

Latin America	2,641	24.1	2,392	46.4	3,833	60.3

Other	389	3.5	215	4.2	116	1.8

Total	10,969	100	5,150	100	6,361	100

C.	ORGANIZATIONAL STRUCTURE

          The legal and commercial name of our company is Nexus Telocation Systems Ltd. We were incorporated under the laws of the State of Israel in 1991 under the name Nexus Telecommunications Systems Ltd. In 1997 we changed our name to Nexus Telocation Systems Ltd.

          The following is a list of our currently active subsidiaries and their countries of incorporation:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Tracsat (1)	Argentina
Shagrir	Israel
Pointer SA (2)	Mexico

(1)	We hold 86.45% of the issued and outstanding shares of Tracsat.
(2)	We hold 68% of the issued and outstanding shares of Pointer SA.

D.	PROPERTY, PLANTS AND EQUIPMENT

          Our executive offices, research and development and laboratory facilities are located in Givatayim, Israel (a suburb of Tel Aviv). We currently lease approximately 609 square meters and our annual lease payments are approximately $80,000. Tracsat’s offices and operations facility are located in Buenos Aires. Tracsat currently leases 1,053 square meters (including 333 square meters used by its installation center) with an annual lease payment of $61,000. Shagrir’s offices and operations facility are located in Petach Tikva, Israel. Shagrir currently leases 600 square meters in Petach Tikva with monthly rental fees of $4250. The lease agreement for this Petach Tikva property was due to expire on July 13, 2005, but the parties to the agreement, agreed that the term be extended until terminated by six months advanced notice of such termination by either party. In addition: (i)on January 3, 2005, Shagrir entered into: (a) a lease agreement with Shagrir (1985) Ltd. pursuant to which Shagrir agreed to lease from Shagrir (1985) its Holon property (5,320 square meters) over a period of 2 years beginning February 28, 2005 (with an option to extend this term for an additional 2 years), in consideration for a monthly rental fee of $10,430; and (b) an agreement pursuant to which Shagrir purchased from Shagrir (1985) its Haifa property (2,100 square meters) for approximately $389,000; and (ii) in June 2005, a lease agreement for a certain Jerusalem, Israel property (approximately 606 square meters) with monthly rental fees of $2,800 was assigned to Shagrir. Pointer SA’s offices and operations facility are located in Mexico City, Mexico. Pointer SA currently leases 480 square meters with an annual lease payment of $72,000. For further information, see Note 10c of our consolidated financial statements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

          The following discussion and analysis should be read in conjunction with our consolidated audited financial statements and the notes thereto, included hereinafter in this annual report.

Overview

          Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of services to automobile owners and insurance companies.

          Our new strategy was implemented through two acquisitions in Israel and the establishment of a subsidiary in Mexico.

           In June 2004 we purchased all of the outstanding and issued share capital of Shagrir not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

          In June 2004, we also incorporated a Mexican company, Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services for vehicle owners using a communication network based on our technology.

          In February 2005, our subsidiary, Shagrir, purchased the assets and activities of Shagrir Towing Services, an Israeli company which provided road-side assistance and towing services, in Israel.

          As a result of the implementation of our strategy, we currently provide a range of services to automobile owners and insurance companies.

          As a result of the two acquisitions we made in Israel, Shagrir, is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services.

Critical Accounting Policies

          The consolidated financial statements include Nexus and the accounts of our subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Management is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates. Our accounting policies are described in note 2 to the consolidated financial statements included herein at Item 18. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

Revenue recognition

          The Company and its subsidiaries generate revenues from subscriber fees, sales of systems and products and sales of Stolen Vehicle Recovery services. To a lesser extent revenues are also derived from technical support services and from royalties.

          In general, revenues from systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

          Subscriber fees are recognized over the term of the agreement.

          Revenues from Stolen Vehicle Recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

          In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

          In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement.

          Certain agreements include a contractual obligation for installation of systems. When such installation is requested by the customer, the entire revenues are deferred until installation is performed.

We consider the sale of products and subscriber fees to be separate units of accounting.

          Certain agreements include revenues from installation of products as well as revenues from sales of Stolen Vehicle Recovery services or subscriber fees that are considered to be one unit of accounting. In those cases revenues from installation are deferred and recognized over the estimated duration of the service contracts.

          The Company is entitled to royalties from one of its customers, which are based on the number of the customer’s subscribers. The royalties are recognized when such royalties are reported to the Company.

          Generally, the Company does not grant rights of return. The Company follows SFAS No. 48, “Revenue Recognition when Right of Return Exists”. Based on the Company’s experience, no provision for retuns was recorded.

Accounts Receivable

          We depend on a small number of customers located mainly in Israel and South America. If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks. In cases where our customer is the operator (not owned by us), we assess collectibility separately for such new customer and existing ones. For new customers, we required a down payment for the initial project including the infrastructure, technical services and the first batch of end-units. For existing customers, we assess the credit history for each customer on a case-by-case basis. We also investigate the financial capabilities of our customers by receiving on-going information on their business status. In certain cases we demand down payments and other financial instruments such as Letter of Credit as collaterals. However, we cannot be certain that our estimations will prove correct as to any one of our customers

          In the normal course of business, we monitor the financial condition of our customers. Changes to these estimates are possible and could result in a material effect on our balance sheet and reported results of operations.

Inventory

          Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost.

Valuation of Long-Lived Assets, Intangibles and Goodwill:

          Goodwill reflects the excess of the purchase price of the acquired subsidiary over the fair value of net assets acquired. Pursuant to FAS 142, “Goodwill and Other Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2004, the Company has determined that no impairment with respect to goodwill exists.

          Intangible assets consist of the acquired patents, customer list and brand name. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortization cost.

          Patents are amortized over an eight-year period.

          The customer list is amortized over a five-year period. The brand name is amortized over a two-year period, two thirds in the first year, and one third in the second year.

          The Company’s long lived assets are reviewed for impairment in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been identified as of December 31, 2004.

Share based compensation

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. We expect to adopt SFAS 123(R) on January 1, 2006.

          SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

—

The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

—

The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures all prior periods presented.

          As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have significant impact on our results of operations, although it will have no impact on the our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information above.

          In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R).

          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

Significant Expenses

Cost of Revenues.

          Cost of revenues consists primarily of salaries and employee benefits, subcontractors and consulting, raw materials and components, operational costs of our subsidiaries (including mainly system maintenance, end-units installation costs, system communications costs, security and recovery costs) and depreciation of fixed assets.

Research and Development Expenses.

          Research and development expenses consist primarily of salaries and employee benefits, subcontractors and consulting, less grants and participation.

Selling & Marketing Expenses.

          Selling & Marketing expenses consist primarily of expenses for salaries and employee benefits, sales commissions and other selling and marketing activities.

General and Administrative Expenses.

          General and Administrative expenses consist primarily of salaries and employee benefits for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

Amortization of deferred stock compensation.

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

          The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

          Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

Amortization of intangible assets.

          Intangible assets consist of the acquired patents, customer list and brand name. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Financial Income (Expenses), Net.

          Financial expenses consist mainly of bank charges and interest expenses, foreign currency translation adjustments, amortizations of compensation related to warrants issued to a bank and in 2003 also from one time cashless expense resulting from the induced conversion of a convertible debenture. Financial income consists of interest on short-term bank deposits.

Other Expenses, Net.

          Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Selected Financial Data

          We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2002, 2003 and 2004 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2000 and 2001 have been derived from audited financial statements not included in this annual report.

          Pursuant to the sale of all our holdings in NexusData, the assets, liabilities, operating results and cash flows attributed to NexusData have been deemed to be discontinued operations (see Note1d to our consolidated financial statements); accordingly, our comparative financial data has been reclassified for all periods presented in this annual report.

          The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

US Dollars in Thousands (except share and per share data)
	2004	2003	2002	2001	2000
Statement of Income Data:
Revenues, sales	5,594	2,774	5,196	12,375	6,035
Revenues, services	5,375	2,376	1,165	184	–
Total Revenues	10,969	5,150	6,361	12,559	6,035
Cost of revenues, sales	5,666	2,099	3,528	9,355	4,498
Cost of revenues, services	1,876	2,075	948	1,333	–
Total Cost of Revenues	7,542	4,174	4,476	10,688	4,498
Gross profit (loss)	3,427	976	1,885	1,871	1,537
Research and development costs, net	482	664	1,377	1,654	1,397
Selling, general and administrative expenses	4,475	1,964	3,315	4,961	3,774
Amortization of deferred stock based compensation	465	400	–	–	–
Amortization of intangible assets	932	67	76	67	64
Operating loss	2,927	2,119	2,883	4,811	3,698
Financial expenses	758	1,105	266	209	221
Other income (expenses)	(42)	(32)	(440)	563	(13,526)

Loss from continuing operations before minority interest	3,727	3,256	3,589	4,457	17,445
Minority interest in losses of a subsidiary	–	–	–	191	–
Loss from continuing operations	3,727	3,256	3,589	4,266	17,445
Gain (Loss) from discontinued operations	–	8,524	(4,000)	(5,204)	–

Income (loss) before taxes on income	(3,727)	5,268	(7,589)	(9,470)	(20,508)
Income taxes	37	–	–	–	–
Net income (loss)	(3,764)	5,268	(7,589)	(9,470)	(20,508)
Basic and diluted net earning (loss) per share from continuing operations	(0.03)	(0.04)	(0.32)	(0.42)	(2.37)
Basic and diluted net earning (loss) per share	(0.03)	0.06	(0.67)	(0.93)	(2.78)
Weighted average number of shares outstanding (in thousands)	145,747	85,567	11,289	10,162	7,369

Balance Sheet Data:
Total assets	25,513	6,226	8,034	11,405	12,213
Net assets (liabilities) of continuing operations	7,086	(1,346)	(4,121)	165	66
Working capital (deficit)	(6,698)	(147)	(1,454)	(1,888)	537
Convertible debentures	–	–	1,020	–	2,500
Shareholders’ equity (deficiency)	7,086	(1,346)	(12,645)	(5,722)	(2,177)
Share capital	1,145	773	94	91	67
Additional paid-in capital	94,127	83,239	77,373	76,402	69,584

Operating Results

Twelve Months Ended December 31, 2004 Compared with Twelve Months Ended December 31, 2003

Revenues. Revenues sharply increased by $5.8 million, or 113%, from $5.2 million in 2003 to $11.0 million in 2004. The major increase in revenues in 2004 resulted from the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements since we increased our holdings from approximately 14% to 100% at the end of June 2004. We expect in 2005 to consolidate Shagrir’s results for the whole year and therefore to increase our revenues. To a lesser extent, although the economic situation in Venezuela remained unstable and the imposition of foreign currency restrictions also remained, revenues from our customer in Venezuela increased. This increase was nevertheless offset in part by the decrease in revenues of our SVR services in Argentina.

Cost of Revenues. Our cost of revenues increased to $7.5 million for the twelve months ended December 31, 2004 as compared to $4.2 million for the same period in 2003. This increase was associated mainly with the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements as explained above. To a lesser extent, our cost of revenues increased due to increased volume of end unit sales mainly to our customer in Venezuela, which was partially offset by a decrease in cost of revenues of our SVR services in Argentina.

Gross Profit. Our gross profit increased by $2.4 million from $1.0 million in 2003 to $3.4 million in 2004, mainly as a result of the purchase of our former customer Shagrir, our service provider in Israel, which became our subsidiary.

Research and Development Costs. Net research and development expenses in 2004 decreased by $182,000 from $664,000 in 2003 to $482,000 in 2004 mainly as a result of focusing R&D on SVR and Mid-2003 cost reduction plan. In 2004 and in 2003, research and development expenses were net of $516,000 and $ 476,000 respectively of grants from the European Union for the Assets Surveillance And Protection project. Since the project was completed in October 2003, and final grants approval were delayed to the first half of 2004, we have received no further grants from the European Union and we do not expect to receive any grants in the foreseeable future.

Selling and Marketing Expenses. Selling and marketing costs increased by 156% to $1.6 million in 2004 from $621,000 in 2003. The major increase in 2004 resulted from the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements since we increased our holdings from approximately 14% to 100% at the end of June 2004. We expect in 2005 to consolidate Shagrir’s results for the whole year and therefore to increase our selling and marketing costs.

General and Administrative Expenses. General and administrative expenses increased by approximately 115% from $1.3 million in 2003 to $2.9 million in 2004. The major increase in 2004 resulted from the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements since we increased our holdings from approximately 14% to 100% at the end of June 2004 and from an allowance for doubtful accounts of $ 326,000 of certain debt owed by one of our customers. We expect in 2005 to consolidate Shagrir’s results for the whole year and therefore to increase our general and administrative expenses.

Amortization of deferred share option compensation. Amortization of deferred stock based compensation increased from $400,000 in 2003 to $465,000 in 2004 as a result of amortization of additional compensation provided in 2004 offset by reduced amortization of deferred share option compensation from 2003.

Amortization of intangible assets Amortization of intangible assets increased by $865,000 from $67,000 in 2003 to $932,000 in 2004 mainly due to additional intangible assets recorded in 2004 pursuant to the acquisition of Shagrir.

Operating Loss. As a result of the foregoing, our operating loss in 2004 increased to $2.9 million compared to an operating loss of $2.1 million in 2003.

Financial Expenses (Net). Financial expenses decreased from $1.1 in 2003 to $0.8 million in 2004 mainly due to the fact that in 2003, financial expenses included a one time cashless expense resulting from the induced conversion of a convertible debenture in the amount of $1 million, offset in part by the affect of the consolidation of Shagrir from the second half of 2004.

Net Income (Loss). In 2004, we had net loss of $3.8 million compared to a net income of $5.3 million in 2003. Our net income in the 2003 period was primarily the result of a one-time, non-cash capital gain of $8.5 million resulting from the sale in February 2003 of Nexus Data Inc., offset by $3.3 million loss from continuing operations.

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

Research and Development Expenses. Net research and development expenses decreased by 52% to $664,000 in the year of 2003 from $1.4 million in 2002, mainly due to the reduction of approximately 33% in manpower and reduction in the average salary of R&D employees. In addition, in 2003, research and development expenses were net of $476,000 in grants from the European Community for the Assets Surveillance and Protection, or ASAP project as compared to $520,000 in 2002. The ASAP project was completed in October 2003.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 44% to $621,000 in the year 2003 from $1.1 million in 2002. The decrease was mainly due to decreased commission expenses, which resulted from the decrease in revenues and the execution of a cost reduction plan, including the reduction of labor costs.

General and Administrative Expenses. General and administrative expenses decreased by approximately 39% from $2.2 million in 2002 to $1.3 million in 2003, mainly due to a $531,000 charge that we recorded with respect to doubtful debts recorded in 2002 and a decrease in labor costs and other expenses which resulted from the execution of a cost reduction plan in 2003.

Operating Loss.  As a result of the foregoing, our operating loss in 2003 decreased to $2.1 million compared to an operating loss of $2.9 million in 2002, which included the $400,000 amortization of deferred stock compensation in 2003.

Financial Expenses (Net). In 2003, financial expenses included a one time cashless expense resulting from the induced conversion of a convertible debenture in the amount of $1 million, which was the main cause of the increase in net financial expenses from $266,000 in 2002 to $1.1 million, in 2003. The increase was offset in part by the increase in foreign currency translation adjustments.

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

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

          Our results of operations, liabilities and assets were mainly influenced by the fluctuations of exchange rates between the US dollar, the New Israeli Shekel (“NIS”) and the Argentine Peso. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2c to our financial reports.

          Due to the two acquisitions we made in Israel, we expect that our business in Israel will account in the foreseeable future for the majority of our business and revenues. The business in Israel, especially the activities acquired from Shagrir Towing Sevices are mainly denominated in NIS.

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

          We believe that inflation in Israel and fluctuations in the U.S. dollar – NIS exchange rate may have some effects on our business, and our net income. Salaries of our employees in Israel are paid in New Israeli Shekels. These salary payments constitute the main portion of the costs of our operations in Israel. During 2004, the dollar value of these salaries decreased as a result of a reduction in average salaries in NIS terms, which, however, was partly offset by the effect of the depreciation of the US dollar against the Israeli shekel.

          The exchange rate has fluctuated during 2004 from a high of NIS 4.634 to the dollar to a low of NIS 4.308 to the dollar. The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW

	1 U.S. dollar =	1 U.S. dollar =
December 2004	4.374	4.308
January 2005	4.414	4.308
February 2005	4.392	4.357
March 2005	4.379	4.299
April 2005	4.395	4.36
May 2005	4.416	4.348

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2000 – December 31, 2000	4.0683 NIS/$1
January 1, 2001 – December 31, 2001	4.2195 NIS/$1
January 1, 2002 – December 31, 2002	4.7363 NIS/$1
January 1, 2003 – December 31, 2003	4.5124 NIS/$1
January 1, 2004 – December 31, 2004	4.4833 NIS/$1

          In 2000, the rate of inflation was approximately 0% and the devaluation rate was –2.7%. In 2001, the rate of inflation was about 1.4% and the NIS was devalued against the dollar by 9.3%. In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. In 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%. In 2004, the Israeli economy recorded inflation of approximately 1.2% where the U.S. dollar devalued against the NIS by approximately 1.6%. As a result of the differential between the rate of deflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2004, but they did not materially affect our results of operations in such periods.

          Regarding our operation in Argentina, the fact that most of Tracsat’s revenues are not denominated in US dollars, we believe that inflation in Argentina and fluctuations in the U.S. dollar – Argentinian Peso exchange rate may have a significant effect on the business and overall profitability of Tracsat and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected Tracsat’s US dollar results. This was mainly due to Tracsat’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in US dollars. In 2004, the U.S. dollar – Argentinian Peso exchange rate fluctuated between 2.92 and 2.98 Pesos to the dollar. From January 1, 2004 to December 31, 2004, the value of the Argentinian Peso increased by approximately 2.02% against the US dollar. This increase had no material effect on our business during 2004.

          We are not presently engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

          Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the US dollar against the Argentinian Peso. Additionally, the growing success of law enforcement programs in Argentina has reduced the rate of car theft and may continue to adversely affect our business.

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

          At December 31, 2004, we had a negative working capital of $6.7 million, our current assets to current liabilities ratio was 0.47:1, we had cash and cash equivalents of $75,000 and unused credit facility of $432,000.

          Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the Office of the Chief Scientist, the BIRD Foundation or the European Community.

          In April 2003, DBSI Investments Ltd. acquired a controlling stake in our company pursuant to a share purchase agreement with us from March 2003. The 2003 share purchase agreement with DBSI and certain other investors provided for additional investments in our company through October 2003. Pursuant to such agreement, DBSI and the other investors who invested in our company following the closing of the share purchase agreement in April 2003, invested approximately $3.82 million. In consideration for their investment they acquired 86,804,542 ordinary shares and warrants to purchase 60,763,184 ordinary shares at a purchase price of $0.044 per share. Each investor was issued a warrant to purchase seven ordinary shares for every 10 shares purchased under the agreement.

          Pursuant to our agreement with DBSI, AMS converted $723,000 of convertible debentures issued to it, and we repaid AMS an amount of $300,000.

          As of December 31, 2004, we had a long-term credit facility for approximately $6.16 million, of which $3 million was a five-year long-term loan for the period beginning April 2003, $1.2 million were two four-year long-term loans for the period beginning October 2003, $0.74 million was a four and half year long-term loan for the period beginning December 2004 and a $0.9 million of two year and three months loan for the period beginning May 2004,$0.15 million was a two and a half year loan for the period beginning January 2003, and a $0.15 loan with no determined maturity date.

          As of December 31, 2004, we had a short term credit facility for approximately $5.89 million of which $4.56 million with Bank Hapoalim and $0.9 million with Bank Mizrahi, $0.432 million of the short term credit facility remains as of December 31, 2004 available for our use.

          In 2004, net cash provided by our continuing operating activities amounted to $0.094 million as compared to net cash used in continuing operating activities of $2.13 million in 2003. In 2004, net cash used in our continuing investing activities was $0.8 million as compared to $1.04 million net cash used in our continuing investing activities in 2003. In 2004, net cash provided by financing activities was $0.079 million as compared to $3.798 million provided by continuing financing activities in 2003. Current liabilities increased from $3.88 million in 2003 to $12.6 million at December 31, 2004, mainly due to a increase of short-term bank credit and current maturities of long-term loans and increase in trade payables balance influenced by Shagrir’s financial statements consolidated for the first time

          Long-term liabilities increased from $3.691 million in December 31, 2003 to $5.829 million in December 31, 2004 mainly due to increase in long term loan included in Shagrir’s financial statements consolidated for the first time.

          We anticipate that the impact of the two acquisitions we made in Israel will have a positive impact on our cashflow from our operating activities, which will be offset by a negative impact on our cashflow used in financing activities. However we cannot assure, that any such net positive cashflows, if any, will sufficiently cover negative cashflows expected to be used for our newly operative Mexican subsidiary, Pointer SA and for the significant operating expenses, which we expect to incur in connection with the development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world.

          For further information relating to the purchase of the activities and assets of Shagrir Towing Services, see Item 10 – “Material Contracts”.

          We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern. However, we cannot assure you that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure you that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

          Aside for the aforementioned long-terms and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research & development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult economic and political conditions in certain countries in which we operate, particularly Venezuela and Argentina.

          For a discussion of certain commitments and contingent liabilities of ours, see Note 10 to our financial statements included herein. For further information regarding information regarding investments in our Company see Item 4 “Recent Developments” and Item 10 – “Material Contracts”.

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

          Future growth will depend upon our ability to enhance our existing products and to introduce new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our Nexusphere network. Our net expenditures for research and development programs during the years ended December 31, 2004 and December 31, 2003, totaled approximately $ 0.482 million and $0.664 million, respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of June, 2005, the Company employed 9 persons in research and development. Our gross research and development expenses constituted approximately 9.1% and 22.1% of our revenues, and our net research and development expenses constituted approximately 4.4% and 12.9% of such sales, in the respective years ended December 31, 2004 and 2003. For additional information concerning commitments for research development programs See Note 10 to our financial statements included elsewhere in this annual report.

          The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist of the Ministry of Industry and Commerce of the State of Israel. Under the terms of Israel Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development were offset against our research and development costs.

          We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. Royalties from sales to the BIRD Foundation amount to 150% of the grant received. As of December 31, 2004, our contingent obligation to the BIRD Foundation was $2.024 million.

          During 2004 through to May 2005 we upgraded the database utilized by our Nexusphere system, introduced a significantly smaller remote mobile unit, which can be compatible with a GPS system for anti-theft and fleet-management applications concurrently and enhanced our base station receiver for the Nexusphere with expanded applications. In addition, we are presently conducting other major research and development projects such as:

❑	Improved location algorithm, which will enable sparser deployment of base stations.

❑	Long-life RMU for applications that do not provide power such as parcel tracking.

❑	Enhanced IMU with significantly higher payload per message using turbo product coding.

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

          We also protect our trademarks and service marks in the United States through federal registration of key trademark names and reliance on common law trademark protection for other trade names. One United States federal trademark is registered, but there can be no assurance that the United States federal trademark will not at some future date be opposed by other trademark holders.

D.	TREND INFORMATION

          The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

          We now operate predominantly in Israel and Latin America. Our focus for the establishment of new operations continues to be Latin America. In Israel, in June 2004 we acquired our primary customer and operator in Israel, Shagrir, which expanded our operations and increased our revenues in Israel. The transaction reflected our policy not only to serve as a technology company but also as an operator, providing operating services to the general public. Our consolidated financial statements include the results of Shagrir from the second half of 2004. In addition, on February 28, 2005 pursuant to an Asset Purchase Agreement, we completed the purchase of certain of the activities and assets of Shagrir Towing Services by our subsidiary, Shagrir, which will further expand our operations and increase our revenues in Israel.

          Our Argentinian subsidiary, Tracsat, has been negatively affected by economic and political instability in Argentina and from the reduction in car theft rates mainly associated with success of law enforcement programs.

          Due to continuous political and economical uncertainties in Venezuela, we cannot be sure whether we will receive any further purchase orders from our customer in Venezuela or when such orders may arrive.

          In February 2005, our subsidiary, Pointer SA, commenced operations in Greater Mexico City. Since Pointer SA’s operations are in the development phase, we, together with Pointer SA’s other shareholders (we currently hold 68% of the issued and outstanding shares of Pointer SA), will need to provide it with financing until it has sufficient cash flows to run its operations.

          Our financial results for the period ended December 31, 2004, do not yet fully reflect our financial condition. In 2005 and thereafter, we expect that, as a result of our diversification into a service provider that provides a broad range of services to automobile owners and the insurance industry, our revenue channels will change significantly and our revenues will increase substantially.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2004 (in thousands USD)		Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years

Short term debt and other current liabilities	1	12,598	12,598	–	–	–

Long-term loans	2	4,892	222	4,574	96

Accrued severance pay, net	3	506	–	–	–	506

Management fees to DBSI	4	240	180	60	–	–

Operating lease obligations	5	1,058	593	465		–

Purchase Obligations		248	192	55	–	–

Royalties to BIRD	6	2,024	–	–	–

Total contractual obligations		21,566	13,785	5,154	96	506

1 Short term debt and other current liabilities include short term bank credits, trade accounts payable for equipment and services that have already been supplied and other accrued expenses.
2 Long term loans include principal and interest payments in accordance with the terms of the agreements with Banks. For further information please see item 5B liquidity and capital resources.
3 Accrued severance pay maturity depends on the date our employees will actually cease being employed. The amount is net of outstanding severance pay funds.
4 The Company shall pay annual fees $180,000 in consideration for DBSI management services for the period of three years commencing April 2003 such commitment do not include any automatic renewal of the agreement with DBSI.
5  Operating lease obligations include rental payments of offices, cars, and other premises and equipment.
6 Royalties to BIRD include the amount received by BIRD foundation indexed as per the agreement, which the Company has undertaken to pay based on sales of a specific product. The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 10b to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	49	Chairman of Board of Directors
Danny Stern	53	President and CEO
Alicia Rotbard	59	External Director
Gov Ben Ami	78	External Director
Barak Dotan	37	Director
Ken Lalo	47	Director
Yoel Rosenthal	50	Director
Opher Linchevski	36	Director
Hanoch Yokev	57	Vice President, R&D and Chief Technology Officer
Ronen Stein	38	Vice President and Chief Financial Officer
Zvika Weber	44	Vice President, Business Development and Marketing

Yossi Ben Shalom was appointed as our new Chairman of the Board of Directors in 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Company.

Danny Stern was appointed as our President and Chief Executive Officer in May 2005. Mr. Stern was General Manager of Technoplast Industries Ltd. from 2002 through 2004. Before that, Mr. Stern served as Co-Founder and Chief Executive Officer of Appilog Inc. Israel and USA from 1999 through 2002 and as Co-Founder and Chief Executive Officer of PICS (Israel) Ltd. and LIMS Technologies Ltd. from 1990 through 1999. Mr. Stern holds a Bachelor of Arts degree in Economics from Tel Aviv University

Alicia Rotbard has served as a director on our Board since 2002. In 1989 she founded DOORS Informations Systems, Inc. and served as its CEO until 2002. From 1989 she served as President and CEO of Quality Computers Ltd. From 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem.

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

Opher Linchevski was appointed a director on our Board in February 2005. Mr Linchevski is the CFO of “Egged” Cooperative Society for Transportation in Israel Ltd. (“Egged”). Since 2004 he has served as CEO of Egged Holdings Ltd., a wholly owned subsidiary of Egged, a company involved in the light rail project in Jerusalem, the light rail tender for Tel Aviv, and additional public transportation activities outside of Israel; Mr. Linchevski is a member of the Board of Directors of various subsidiaries of Egged. During 2001 Mr. Linchevski served as a director of the Board of Directors, a member of the financial committee and a member of the hedging committee of Zim Israel Navigation Company Ltd.. From 1998 until 2001 Mr. Linchevski served as manager of the transport unit in the Israeli Ministry of Finance (budgets). Mr. Linchevski holds an LL.B., a B.A. in economics and an M.B.A. all from the Hebrew University.

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

          The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2004, was approximately $0.371 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $0.056 million.

          In addition, during 2004 a total of 1 million options were granted to all persons as a group who served in the capacity of director or executive officer, at an exercise price of $0.133, pursuant to our 2003 Option Plan.

C.	BOARD PRACTICES

          Our Articles of Association provide for a Board of Directors of not less than two nor more than eight members. Pursuant to the DBSI investment, our board will consist of seven directors, four of which will be appointed by DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to promulgation of regulations by the Israeli Minister of Justice. Such regulations have not yet been published.

          Under the Israeli Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law also prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an outside director, the substitute may only be another outside director who possesses accounting and financial expertise. An outside director may only be substituted in his or her capacity as a member of a board committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

          Under the Israeli Companies Law, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two outside directors. No person may be appointed as an outside director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

          A person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are to be determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. These regulations have not yet been published. No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

          Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for one additional term of three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. Outside directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one outside director.

          Ms. Alicia Rotbard and Mr. Gov Ben Ami have been serving as our outside directors since July 9, 2002.

          The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          Currently, Mr. Ken Lalo and our two outside directors, Ms. Alicia Rotbard and Mr. Gov Ben Ami, serve as members of our audit committee.

          Under the Israeli Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Our board of directors appointed Daniel Schapira Certified Public Accountant (ISR) to be our internal auditor.

          We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

         The following table sets forth the number of our employees (excluding NexusData employees) at the end of each of the last three years:

	Israel		Other	Total

2004
Sales and Marketing	58	(*)	11	69
Administration	19		8	27
Research and Development	11		–	11
Other	49	(**)	24	73
Total	137		43	180

(*) Represents 42 positions
(**) Represents 44 positions

	Israel	Other	Total

2003
Sales and Marketing	2	7	9
Administration	7	5	12
Research and Development	11	0	11
Other	9	19	28
Total	29	31	60

	Israel	U.S.A.	Other	Total

2002
Sales and Marketing	2	1	2	5
Administration	7	0	3	10
Research and Development	17	0	0	17
Other	12	0	10	22
Total	38	1	15	54

          We have entered into employment contracts with substantially all of our employees, all of which include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements. However, in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees in Israel, with benefits and working conditions beyond the required minimums.

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

          Some of our directors and officers own ordinary shares in our company and/or options to purchase ordinary shares. As of June, 2005, none of our directors and officers, beneficially owned shares and/or options amounting to 1% or more of the outstanding Ordinary Shares, excluding Messers. Barak Dotan and Yossi Ben Shalom, who, as office holders of DBSI, may be considered to be the beneficial holders of the 39.68% of our issued share capital held by DBSI, and an additional 22.43% of our issued share capital held by Egged, as a result of certain joint voting rights between Egged and DBSI, pursuant to a shareholders’ agreement between them. For further information regarding the shareholders’ agreement between Egged and DBSI, see Item 10 “Additional Information” – “Material Contracts.”

          For information concerning option grants to our directors and officers, see as incorporated by reference in this Item 6 above and Item 7: “Major Shareholders and Related Party Transactions” below.

Employee Share Option Plans

For information concerning our employee share option plans, see as incorporated by reference, Note 11c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

          For a description of the Shareholders’ Agreement between our major shareholders, see Item 10 – Material Contracts.

          The following table and notes thereto set forth certain information as of June 27, 2005 concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Shares Beneficially Owned

DBSI Investment Ltd. (2)(3)	114,978,356	(4)	39.66%
Polar Communications Ltd.	21,019,724	(5)	8.32%
Clal Information Technologies Ltd.	17,744,277	(6)(7)	7.05%
Egged Holdings Ltd.	62,154,669	(8)(9)	22.43%
Pelephone Communications Ltd	16,527,549	(10)	6.55%
M. Vertheim (Holdings) Ltd.	18,553,794	(11)	6.79%
Bank Hapoalim BM	14,622,012	(12)	5.71%
Menora	14,523,810	(13)	5.84%
Shagrir Motor Vehicle Systems Ltd.	25,000,000	(14)	9.23%

(1)

The number of ordinary shares issued and outstanding on June 9, 2005 was 245,891,084. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)

Until June 2004, DBSI Investment Ltd. held a proxy with respect to all of the voting power in the Company held by AMS Electronics Ltd. This proxy was terminated. Does not include the shares held by Egged and covered by the November 16, 2004, Shareholders’ Agreement between DBSI and Egged. For further information regarding such Agreement see Item 10 “Additional Information” – “Material Contracts.”

(3)	As office holders of DBSI, Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 39.68% of our issued share capital held by DBSI.

(4)	Includes 43,982,685 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(5)	Includes 6,611,964 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(6)	Includes 5,909,419 ordinary shares issuable upon the exercise of a currently exercisable warrant.

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

(8)	Includes 24,392,765 ordinary shares issuable upon the conversion of loans.

(9)

Does not include the shares held by DBSI and covered by the November 16, 2004, Shareholders’ Agreement between Egged and DBSI. For further information regarding such Agreement see Item 10 “Additional Information” – “Material Contracts.”

(10)	Includes 6,609,219 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(11)	Includes 6,095,878 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(12)	Includes 10,000,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(13)	Includes 2,619,048 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(14)	Includes 25,000,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

          Changes in the percentages of ownership held by our various shareholder during the past three years were primarily results of investments during these years, the conversion of debentures in March 2003 and our acquisition of Shagrir in 2004. For further information regarding such investments and acquisition see Item 4. “Recent and “Investments and Divestitures.”

B.	RELATED PARTY TRANSACTIONS

For information on the funding for and purchase of the assets and activities of Shagrir Towing Services and the $6 million investment in our securities, see Item – 10 Material Contracts

Agreements with Mr. Offer Lior and his affiliates

          In March 13, 2005, we entered into a joinder agreement with an individual, Mr. Ofer Lior pursuant to which in consideration for $69,735 we issued Mr. Lior (i) 830,179 of our ordinary shares at a price per share of $0.084 and (ii) a warrant to purchase up to 182,639 or our ordinary shares at the same exercise price, constituting approximately 0.22% of our current issued and outstanding share capital on a fully-diluted basis. This warrant is exercisable by Mr. Lior until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets.

          In February 2005 we entered into a Management Agreement pursuant to which Dekalog Focused Management Ltd., or Dekalog, shall provide Chief Executive Officer services to Shagrir. In consideration for the provision of such services, Dekalog is to receive, NIS 115,000 (plus VAT) per month and an annual bonus equal to the higher of: (a) NIS 800,000; or (b) 2.5% of the consolidated profits of Shagrir, before tax, plus VAT.

          In February 2005 we entered into an Employment Agreement pursuant to which, Mr. Ofer Lior shall provide services to Nexus. In consideration for the provision of such services, Mr. Lior is to be granted an option to purchase 1,753 ordinary shares of Shagrir (representing, at the date of issuance, 3.5% of the issued and outstanding share capital of Shagrir), at an exercise price of $280,000 (as adjusted in accordance with the terms of the agreement). This option shall be exercisable in full after 48 months of continuous service, with 50% of the option vesting after the first 24-month period of continuous services and 25% of the option vesting after each 12-month period of continuous service thereafter.

Agreements with Shagrir

          In February 2005 we consummated a management services agreement with Shagrir pursuant to which we will provide Shagrir with management services with respect to its business for a period of 2 years beginning February 28, 2005, in consideration for a management fee of NIS 1 million, subject to certain conditions.

          In February 2005 we consummated a loan consolidation agreement with Shagrir the terms and conditions of which govern NIS 24,525,000 in previous loans made by us to Shagrir. Interest repayments and repayments of the principal will commence on February 28, 2007, with NIS 800,000 payable annually on account of the interest and NIS 200,000 payable annually on account of the principal. Interest under the loan is payable at a rate of 4% per year.

          In February 2005 we consummated a loan agreement with Shagrir pursuant to which we loaned Shagrir NIS 3,916,536 in connection with certain infrastructure and equipment expenses. Interest repayments and repayments of the principal shall be repaid on a pro rata basis with the loans of Shagrir with its other shareholders, following the repayment of the $2 million convertible loan made from Egged Holdings Ltd. in connection with Shagrir’s purchase of certain of the assets and activities of Shagrir Towing Services. Interest under the loan is payable at a rate of 4% per year.

          In February 2005, together with Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd., we consummated a NIS 10 million loan agreement with Shagrir, of which we loaned Shagrir NIS 5 million. Interest repayments and repayments of the principal will commence on August 28, 2005. Interest under the loan is payable at a rate of 6.5% per year.

          In February 2005, we invested directly into Shagrir NIS 4,550,000 ($1 million), in consideration for 27,918 ordinary shares of Shagrir.

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

Additional investments in our company by DBSI, our former CEO and other investors.

          Pursuant to the share purchase agreement of March 13, 2003, DBSI and other investors invested approximately $2.6 million in the share capital of the Company. Furthermore, in September and October 2003, DBSI, Mr. Arik Avni – the Company’s former Chief Executive Officer (the “Former CEO”) and certain other minority shareholders (the “Investors”) invested an aggregate of $1.2 million in the share capital of the Company, under the same terms and conditions set forth in the share purchase agreement of March 13, 2003. The amounts invested were as follows: DBSI invested an aggregate amount of $2,600,000, in consideration for which it was issued 59,090,909 shares and 41,363,636 warrants exercisable at a price of $0.044 per share, the Former CEO invested an aggregate amount of $44,000, in consideration for which it was issued 1,000,000 shares and 700,000 warrants exercisable at a price of $0.044 per share, and the Investors invested an aggregate amount of $201,400 in consideration for which they were issued 26,713,633 of our ordinary shares and 18,699,548warrants exercisable at a price of $0.044 per share. In February 2005, DBSI invested a further $1 million in the share capital of the Company, in consideration for which it was issued 11,904,762 shares and 2,619,048 warrants exercisable at a price of $0.084 per share. DBSI currently owns approximately 25.38% (on a fully diluted basis), of our issued and outstanding shares.

Cooperation and Share Exchange Agreements with Shagrir

          On February 25, 2004, we entered into a cooperation agreement with Shagrir, the operator of our system in Israel. As part of this agreement Shagrir renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Shagrir undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Shagrir’s infrastructure network. The term of the agreement is until the end of year 2007.

          Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Shagrir, to purchase 100% of the issued share capital of Shagrir. Upon completion of the agreement on June 27, 2004, we purchased all the outstanding shares and options to purchase shares of Shagrir, excluding a number of options held by its employees, which were converted into options of our company, constituting, at the date of conversion, an aggregate of 2.5% of our share capital on a fully diluted basis. Pursuant to the Agreement, we transferred a number of our ordinary shares and warrants with an aggregate value equal to, at the date of transfer, approximately 26% of our issued share capital on a fully diluted basis, post transaction. For information regarding our agreements with Shagrir see Item 4 “Recent Developments.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F–1.

Legal Proceedings

          On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M and the China National Electronics Import Export Beijing Company, or CEIEC. In the claim we requested that the court injunct Bank Hapoalim from paying CEIEC any sums pursuant to a guarantee in the amount of $300,000 in favor of CEIEC provided to it in the framework of a previous transaction, and to injunct CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. We requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim pay it the guarantee. Following a hearing in which CEIEC did not attend, the Tel-Aviv Magistrates Court ruled in our favor on December 31, 2002, granting a permanent injunction prohibiting Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and injuncting CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. We understand that sometime in 2003 CEIEC commenced proceedings in China to which we have not been joined as a party, for payment of the guarantee plus interest at a rate of 0.5% commencing March 2002, and has since received interim judgments in the matter, the exact nature of which are not currently clear to us. In August 2004, Bank Hapoalim informed us, that it may pay CEIEC the guaranteed sum plus interest, and in such an event will request that we indemnify it for the amount paid. In light of the permanent injunction ordered in our favor in 2002, and without our knowledge of the exact nature of the legal proceedings underway between the bank and CEIEC, since we are not a party to these proceedings, based on our legal advisors’ opinion, we have defense claims rejecting any possible demands by Bank Hapoalim for indemnification.

          In March, 2005 we filed a claim against CEIEC and a third party with the China International Economic and Trade Arbitration Commission in Beijing, China (“CIETAC”) for approximately $558,000 representing the damages caused to us by the breach of the contract between us, CEIEC and the third party pursuant to which contract, the guarantee mentioned in the paragraph above was given.

          In June, 2005 CEIEC and the third party filed a counter claim with the CIETAC for repayment of $300,000 relating to the same transaction, plus weekly interest of 0.5% (compounded from February 2002). The counter claim relates to the same amount that CEIEC has claimed from Bank Hapoalim B.M pursuant to the guarantee discussed above. Based on our legal advisors’ opinion, have a good defense against any claim of CEIEC and the third party.

          In September 2000, Tracsat entered into a 30-month contract with a third party. Pursuant to the contract Tracsat agreed to order from the third party a minimum number of unit installations. In October 2001 and thereafter, Tracsat ceased to make minimum payments to the third party. A legal demand was presented against Tracsat. A provision amounting to $148,000 was recorded in our financials, representing management’s estimate of expenses that might occur as a result of this demand based on its attorney’s advice. In October 2003 and August 2004, the Argentinean court ordered a levy in the aggregate amount of $114,000 on a bank account. During 2002, 2003 and 2004, several claims were filed against Shagrir by customers. The claims are in an amount aggregating to approximately $371,000. The substance of the claims is the malfunction of Shagrir’s products, which occurred during the ordinary course of business. Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

          During May 2002, Shagrir filed a claim against one of its customers in the amount of approximately $70,000 in respect of the breach of an agreement reached between the parties. The defendant filed a counterclaim in the amount of approximately $93,000, claiming that Shagrir breached the aforesaid agreement. Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise in respect of this counterclaim and, therefore, no provision was recorded in the financial statements in respect of the counterclaim.

          On January 20, 2004, a lawsuit in the amount of $162,000 was filed against Shagrir and two additional defendants, alleging that a truck, in which a tracking system was installed, was stolen and was not tracked. The Court dismissed Shagrir from this lawsuit. On September 9, 2004, we received a third party notice from one of the additional defendants, seeking indemnification or compensation from Shagrir if the Court determines that it must pay compensation to the plaintiff in respect of the truck’s theft.

          Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir in respect of these claims and, therefore, no provision was recorded in the financial statements in respect of these claims.

B.	SIGNIFICANT CHANGES

          For a description of significant events, which took place since the year ending December 31, 2004, see as incorporated by reference in “Item 4. “Information on the Company” – “Recent Developments” above.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Markets and Share Price History

          Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our Ordinary Shares were quoted on Nasdaq under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002 the OTC Bulletin Board reported trading in the Ordinary Shares under the symbol NXUS and later changed to NXUSF. The table below sets forth the high and low bid prices of our Ordinary Shares, as reported by Nasdaq or the OTC Bulletin Board during the indicated periods.

Period	High	Low

May 2005	0.13	0.10
April 2005	0.14	0.11
March 2005	0.142	0.125
February 2005	0.167	0.135
January 2005	0.21	0.122
December 2004	0.14	0.09
Forth Quarter 2004	0.14	0.085
Third Quarter 2004	0.17	0.115
Second Quarter 2004	0.4	0.14
First Quarter 2004	0.58	0.2
Fourth Quarter 2003	0.335	0.14
Third Quarter 2003	0.26	0.135
Second Quarter 2003	0.28	0.13
First Quarter 2003	0.24	0.065

2004	0.58	0.085
2003	0.335	0.065
2002	2.35	0.008
2001	4.689	1.375
2000	13.44	0.50

          As of June 9, 2005, there were 92 record holders of Ordinary Shares, including 43 record holders in the United States (who held 55,132,321of our outstanding Ordinary Shares).

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

          Our shares are listed for trade on the Over-The-Counter Bulletin Board under the symbol “NXUSF”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

          Our registration number at the Israeli registrar of companies is 52-004147-6.

Articles of Association; Israeli Companies Law

Articles of Association

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

          Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles (other than modifications of shareholders rights as mentioned above);

—	appointment or termination of our auditors;

—	appointment and dismissal of directors;

—	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;

—	increase or reduction of our authorized share capital [or the rights of shareholders or a class of shareholders] – Sections 286 and 287 of the Israeli Companies Law

—	any merger as provided in section 320 of the Israeli Companies Law; and

—

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

The Israeli Companies Law

          The Israeli Companies Law, as amended most recently in March 2005, codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the managing director or (vii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

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

          Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

(a) all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b)	the matter requires approval of the shareholders at a general meeting.

          According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

          The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

          Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

(a)	A private placement that meets all of the following conditions:

(i) the private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital.

(ii) 20 percent or more of the voting rights in the company prior to such issuance are being offered.

(iii) all or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

(b)	A private placement that results in anyone becoming a controlling shareholder of the public company.

          In addition, under the Israeli Companies Law, certain transactions or a series of transactions are considered to be one private placement.

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

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the company’s authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract law. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Provisions Restricting Change in Control of Our Company

          Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company’s issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

          The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

          Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice.  Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies. See also “Item 6A. Directors, Senior Management And Employees – Directors And Senior Management – Approval of Related Party Transactions Under Israeli Law.”

           Nasdaq Marketplace Rules and Home Country Practices

          In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—

Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—

Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

—

Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

Mr. Gov Ben Ami and Ms Alicia Rotbard currently serve on our Board of Directors as External Directors. Ms. Alicia Rotbard, Mr. Gov Ben Ami and Mr. Ken Lalo currently serve on our Audit Committee.

C.	MATERIAL CONTRACTS

The Purchase of Certain Activities of Shagrir Towing Services by our subsidiary, Shagrir

          On February 28, 2005 we completed the purchase of the road-side assistance and towing services of Shagrir Towing Services by our subsidiary, Shagrir, in consideration for approximately NIS 200 million. NIS 100 million was funded by a credit line made available by Bank Hapoalim B.M, NIS 40 million was funded by a loan provided by Shagrir Towing Services and approximately NIS 50 million was funded by a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. In addition we invested an amount of NIS 4,550,000 in the share capital of Shagrir, and provided it with a loan of NIS 5,000,000. As part of the transaction, we granted Bank Hapoalim B.M a two year warrant to purchase up to 10,000,000 of our ordinary shares, at a price per share of $0.18; and granted Shagrir Towing Services a two year warrant to purchase up to 25,000,000 of our ordinary shares, at a price per share of $0.18. Part of the loans provided by the investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. may be converted into our shares and/or the shares of our subsidiary, Shagrir.

—	NIS 100 Million Credit Line from Bank Hapoalim

          Pursuant to the agreement with Bank Hapoalim, we have been provided with an NIS 70 million credit line until March 1, 2013 and an NIS 30 million credit line until March 31, 2007. The sums drawn down will be repaid quarterly from June 30, 2006 at a rate of NIS 1,250,000 per quarter. The interest on the principal sum will be prime +0.5% with respect to the NIS 30 million credit line, and with respect to the NIS 70 million credit line, interest of 7.39% on NIS 35 million and 5.5% and linkage to the Israeli CPI on the remaining NIS 35 million. The interest shall be payable quarterly from June 30, 2005. As security on the loan, Bank Hapoalim has, in addition to the first degree floating charge it has over all the assets of Nexus (i) a first ranking fixed charge over all Shagrir’s rights under the Asset Purchase Agreement, consummated in February 2005, pursuant to which Shagrir purchased certain of the activities and assets of Shagrir Towing Services, (ii) a first ranking mortgage over a certain property in Haifa, Israel; (iii) a first ranking fixed charge over a certain NIS 10 million deposit in a certain bank account; and (iv) a first ranking fixed charge over Nexus’ shareholdings in Shagrir. We have drawn down NIS 100 million under the credit line.

—	NIS 40 million loan by Shagrir Towing Services

          Pursuant to our agreement with Shagrir Towing Services, Shagrir was loaned NIS 40 million, repayable in twenty quarterly installments commencing February 28, 2006 and with interest payable at a rate of 6.5% per annum. As security on the loan, Shagrir Towing Services has a second ranking fixed charge over Shagrir’s rights to proceeds from transactions with Clal Insurance Company Ltd. and The Israel Phoenix Insurance Company Ltd.

—	NIS 50 million loan by Egged and other Investors

          Pursuant to the agreement with Egged, Egged loaned Shagrir NIS 7,275,000, according to which the loan would be repaid over 10 years with 4% interest payable during first 2-years and 7.5% interest payable thereafter. In consideration for the loan Egged was provided with a 24-month option to convert the loan into our ordinary shares or into shares of Shagrir, at its discretion. The loan may be converted by Egged into up to 9,433 ordinary shares of Shagrir. Should Egged wish to convert the loan into shares of Shagrir, 60% of the loan will be converted at price per share of NIS 729, and the remaining 40% will be converted at a price per share ranging from NIS 729 to NIS 937 (according to a sliding scale, where the later the conversion, the higher the share price). The loan may also be converted by Egged into up to 8,888,889 of our ordinary shares (calculated at a price per our ordinary shares of $0.18). Should Egged fail to exercise at least 60% of the option by the end of the 2-year option period, Shagrir has a “Put” option to force Egged to purchase such number of shares in Shagrir that represents 60% of the loan amount.

          Furthermore, pursuant to the agreement with Egged, Egged loaned Shagrir $2 million at an interest rate of LIBOR (3-month) plus 3.5% compounded annually and accrued daily. Interest payments and principal payments shall become payable from February 28, 2008. This loan is convertible into the ordinary shares of Shagrir and/or up to 15,503,875 of our ordinary shares (calculated at a price per our ordinary shares of $0.129), subject to certain conditions.

          In addition, pursuant to an agreement between us, Shagrir and a group of investors, a group of investors agreed to loan Shagrir NIS 29,100,000 repayable in accordance with an agreed quarterly repayment schedule over a period of ten years ranging from approximately NIS 650,000 to NIS 1.5 million (including interest accruing at a rate of 4% per annum for the first two years and 7.5% thereafter). Pursuant to the terms of the agreement, in consideration for the loan, the shareholders received a two year option to (i) purchase up to an aggregate of 35,555,555 of our ordinary shares at a price of $0.18 per share; or purchase shares of Shagrir according to which 60% of the loan will be converted at price per share of NIS 729, and the remaining 40% will be converted at a price per share ranging from NIS 729 to NIS 937 (according to a sliding scale, where the later the conversion, the higher the share price). Should the investors fail to exercise at least 60% of the option by the end of the two-year option period, Shagrir has a “Put” option to force the investors to purchase such number of shares in Shagrir that represents 60% of the loan amount. Moreover, pursuant to an agreement between us, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged, NIS 10 million was loaned to Shagrir, of which we loaned Shagrir NIS 5 million. Interest repayments and repayments of the principal will commence on August 28, 2005. Interest under the loan is payable at a rate of 6.5% per year. Pursuant to this agreement, we agreed that for the duration of our cooperation agreement with Shagrir, we will place in escrow our design and production file relating to the design and production of our security products. The file will only be released from escrow in the event that (i) we become insolvent; (ii) fail to provide security products to Shagrir, or (iii) Shagrir’s revenues from its security business are 70% or more of our revenues from our security business, for three consecutive financial quarters. For further information on our cooperation agreement, see Exhibit 4.7 to this Annual Report.

          As security on the loans, Egged and other Investors have (i) a second ranking floating charge over all the property and assets of Shagrir, and (ii) a third ranking fixed charge over Shagrir’s rights to proceeds from transactions with Clal Insurance Company Ltd. and The Israel Phoenix Insurance Company Ltd.

$6 million Investment

          On February 28, 2005, a group of investors, including DBSI, completed a $6 million investment in our share capital. Pursuant to the investment agreements, we issued (i) 71,428,570 of our ordinary shares at a price per share of $0.084 (of which 30,952,381 were issued to Egged and (ii) warrants to purchase up to 15,714,284 of our ordinary shares at the same exercise price (of which warrants to purchase up to 6,809,523 of our ordinary shares were issued to Egged), constituting, as of the date thereof, approximately 19.23% of our issued share capital on a fully-diluted basis. Under the terms of the agreements, the warrants are exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. The transaction was approved by our shareholders at their annual meeting held on February 1, 2005.

Our Investment in Shagrir

          Prior to the road-side assistance and towing services of Shagrir Towing Services by Shagrir and the related financing, we invested NIS 4,550,000 ($1 million) directly in Shagrir.

Management Services Agreement

          Pursuant to the purchase of the operations and activities of Shagrir Towing Services, the NIS55 million loans to Shagrir and our NIS 4.55 million investment in Shagrir, Shagrir entered into a management services agreement with Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd. pursuant to which Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd. will provide Shagrir with management services with respect to its business commencing March 1, 2007, in consideration for a management fee of NIS 1 million per year, subject to certain conditions.

Shareholders’ Agreement

          On November 16, 2004, our two major shareholders DBSI and Egged entered into a shareholders’ agreement which included their agreement to vote their shares so that our Board of Directors shall consist of seven directors of whom: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law. DBSI and Egged also agreed that Egged shall have the right to appoint the greater of (i) one director; and (ii) such number of directors which constitute 20% of our representation on the Board of Directors of any of our direct or indirect subsidiaries other than Shagrir. Additionally, DBSI and Egged agreed to vote their shares against any of the following resolutions, unless either party agrees otherwise in a prior written agreement: (i) any distribution of a dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) any increase in our share capital or in the share capital of Shagrir; (iii) entry into or amendment of any shareholders’ agreement to which we is a party; (iv) issuance by us until November 16, 2006 of new shares or other securities convertible into our shares at a pre-money valuation that is lower than our valuation in the February 2005 investment excluding issuance of new options to our employees or the employees of our subsidiaries; (v) approval of certain material transactions such as a merger, sale of at least a substantial amount of our assets, a reorganization, or a liquidation; and (vi) amendment of our Articles of Association or those of any of our subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

          For a summary of our other material contracts, see Item 4 – “Information on the Company” – “Recent Developments” and Item 6 – “Related Party Transactions.”

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

General Corporate Tax Structure

           Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter (According to a proposed legislation the tax rates may be reduced in a progressive way to 25%, until 2010).

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

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15% (under a proposed legislation the tax rate may be changed to 20%, as of 2006). This will be the case so long as our securities remain listed for trading on NASDAQ or are traded on the Tel Aviv Stock Exchange or on a designated foreign stock market. However, according to the tax reform legislation, non-residents of Israel will generally be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

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

          You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own web site (www.nexus.telocation.com) all our interim and year-end financial statements as well as other information.

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

Interest Rate Risks

          Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks. We have not used interest derivative financial instruments. As of December 31, 2004, we had financial assets totaling approximately $320,000 bearing variable interest rates and total funds borrowed of $11,636,000. The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $50,000 holding other variables constant.

Currency Exchange Rate Risks

          Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

          Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end dollar exchange rate.

          Regarding our operations in Israel, as of December 31, 2004 we had net liabilities of $3.7 million and net expenses of $300,000, denominated in New Israeli Shekels (NIS). A hypothetical 10% devaluation of the New Israeli Shekel against the U.S. dollar would thus result in approximately a $400,000 decrease in our earnings.

          Our revenues and expenses generated by Tracsat are mostly denominated in Argentinian Pesos and are therefore exposed to exchange rate fluctuations between the Argentinian Peso and the United States dollar. Assuming an adverse foreign exchange rate fluctuation, we would experience a reduction in U.S. dollar revenues and net income. As of December 31, 2004 we had net liabilities of $200,000 and expenses of $1 million, denominated in the Argetinian Peso. A hypothetical 10% devaluation of the Argentinian Peso against the US dollar would thus result in approximately $120,000 net decrease in our earnings.

          As our operation in Mexico is still in its development stage and currently less material, we cannot be certain of the exposures there and we cannot quantify the exchange rates risks associated with this operation.

Expenses in New Israel Shekels

          The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 1.4%, negative 1.9% (deflation), 6.5% in 2004, 2003, and 2002, respectively. At the same time the U.S. dollar devalued against the NIS by approximately 1.6% and 7.6% in 2004 and 2003 respectively, while in 2002 the NIS devalued against the U.S. Dollar 7.3%,. For further discussion with respect to the devaluation of the NIS, see the discussion under the caption “Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets” in Item 5.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

          (a)          We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose material information otherwise required to be set forth in our reports.

          (b)          There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of evaluation thereof. Therefore, no corrective actions were taken with regard to significant deficiencies and material weakness.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2004 and 2003 To be checked by E&Y

	2004	2003
	In USD in thousands
Audit Fees(1)	76	25
Audit-Related Fees(2)	70	18
Tax Fees(3)	2	4
All Other Fees	11	–

(1)

Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees are fees principally for services not provided in Audit Fees, such as services provided in connection with the preparation of our registration statement on Forms F-3, filed with the SEC in September and October 2004 and December 2003 and Form 6K filed with the SEC in November 2004.

(3)

Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice. Tax service fees also include fees relating to other tax advices, tax consulting and planning other than for tax compliance and preparation.

Pre-Approval Policies and Procedures

          Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay&Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2004 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

           As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

          The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F–1.

          As required by Regulation S-X, the consolidated financial results for the years ended December 31 2002, December 31, 2003 and December 31, 2004 of Shagrir Systems are found at the end of this Annual Report beginning on page F–40

          As required by Regulation S-X the unaudited pro forma condensed consolidated statements of operations to give effect to the acquisition of Shagrir Systems as if such acquisition had occurred as of January 1, 2004 by combining our historical Statements of Operations and the historical Statements of Operations of Shagrir Systems for the year ended December 31, 2004, are found at the end of this Annual Report beginning on page F–65.

ITEM 19.	EXHIBITS

1.1          Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

1.2          Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004 and February 1, 2005.

4.1          English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Delek Real Estate Ltd. dated February 23, 1998, as amended on March 5, 2003 (original language – Hebrew).

4.2          Manufacturing and Purchase Agreement, dated as of January 15, 2002, by and among AMS Electronics Ltd., Nexus Data Inc., Nexus Data (1993) Ltd and us, filed by us as Exhibit 3.9 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.3          Amendment to Manufacturing and Purchase Agreement, dated March 12, 2003, by and among AMS Electronics Ltd and us, filed by us as Exhibit 3.11 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.4          English summary of the lease agreement by and between Yahalomei Givatayim and us, dated June 15, 2002 (original language – Hebrew), filed by us as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

4.5          English Summary of the Lease Agreement by and between Shagrir and Menasheh Mashiach, Tzion Mashiach and Eliahu Mashiach, dated July 24, 2002 (original language – Hebrew).

4.6          Management Services Agreement by and between DBSI and us, dated August 6, 2003, filed by us as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

4.7          English Summary of Cooperation Agreement by and between Shagrir and us, dated February 25, 2004 (original language – Hebrew).

4.8          Share Exchange Agreement by and between the Shareholders of Shagrir and us, dated April 25, 2004.

4.9          English Summary of the Convertible Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004 (original language – Hebrew).

4.10        Registration Rights Agreement by and among Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004.

4.11        Share Purchase Agreement between Egged and us, dated November 16, 2004 (including Joinder Agreements thereto).

4.12        English Summary of the Convertible Loan Agreement by and among Shagrir, Egged and us, dated November 16, 2004 (original language – Hebrew).

4.13        English Summary of the Management Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd. Sulam Financial Holdings Ltd. and Egged, dated November 16, 2004 (original language – Hebrew).

4.14        English Summary of the Management Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

4.15        English Summary of the Loan Consolidation Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

4.16          English Summary of the Loan Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew).

4.17          English Summary of the Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd., Egged and us, dated November 16, 2004 (original language – Hebrew).

4.18          English Summary of the Letter Agreement by and between Shagrir and Bank Hapoalim Ltd., dated November 16, 2004 (original language – Hebrew).

4.19          Shareholders’ Agreement by and between DBSI and Egged, dated November 16, 2004 (as amended on January 30, 2005).

4.20          English Summary of the Asset Purchase Agreement by and among Shagrir Towing Services and Shagrir, dated January 3, 2005 (original language – Hebrew).

4.21          English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew).

4.22          English Summary of the Asset Purchase Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew).

4.23          English Summary of the Assignment Agreements by and among Shagrir Towing Services, Shagrir and Certain Israeli Insurance Companies, dated January through February 2005 (original language – Hebrew).

4.24          English Summary of the Management Agreement by and between Shagrir and Dekalog Focused Management Ltd., dated February 28, 2005 (original language – Hebrew).

4.25          Engilsh Summary of the Employment Agreement by and between Mr. Offer Lior and us, dated February 28, 2005 (original language – Hebrew).

4.26          English Summary of the Employment Agreement by and between Mr. Danny Stern and us, dated May 23, 2005 (original language – Hebrew).

8.1            A list of our subsidiaries is found in the Appendix to our consolidated financial statements and incorporated herein by reference.

10.1          Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

10.2          Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

10.3          Consent of Salles, Sainz – Grant Thornton, S.C. Certified Public Accountants (Mexico).

10.4          Consent of Fahn Kanne & Co. Certified Public Accountants (Israel).

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 30 day of June, 2005.

NEXUS TELOCATION SYSTEMS LIMITED

By:	/s/ Yossi Ben Shalom

Yossi Ben Shalom
Chairman of the Board of Directors

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

NEXUS TELOCATION SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of Nexus Telocation Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of two subsidiaries, which statements reflect total assets constituting 9.6% and 31.8% as of December 31, 2004 and 2003, respectively, and total revenues constituting 16.6% and 46.11%, of the related consolidated totals for the years then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 5, 2005,	A Member of Ernst & Young Global

Independent auditor’s opinion

To the Shareholders of
        Pointer Recuperación de México, S. A de C. V.

We have audited the balance sheet of Pointer Recuperación de México, S.A de C.V. as of December 31, 2004, and the related statements of operations, and cash flows for the period from June 17, to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Recuperación de México, S. A. de C. V. as of December 31, 2004, and the related statements of operations, and cash flows for the period from June 17, to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

SALLES, SAINZ - GRANT THORNTON, S.C. /S/ Rogelio Avalos —————————————— By: Rogelio Avalos, CPA

Mexico City
January 25, 2004

Auditores y Consultores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Tracsat S.A.

We have audited the accompanying balance sheet of Tracsat S.A. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders´ deficiency and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the resposibility of the Company’s management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis , evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Tracsat S.A. as of December 31, 2004 and 2003 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2004, in accordance with generally accepted accounting principles in the United States.

GRANT THORNTON ARGENTINA S.C.

Buenos Aires,
ArgentinaFebruary 3, 2005

Grant Thornton Argentina
Sociedad Civil

Av.Corrientes 327 Piso 3°
C1043AAD
Buenos Aires – Argentina
T (54 11) 4105 0000
F (54 11) 4105 0100
E post@gtar.com.ar
W www.gtar.com.ar

Member of Grant Thornton International

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75	$708
Short-term investments	15	11
Trade receivables (net of allowance for doubtful accounts of $ 568 and $ 0 at
December 31, 2004 and 2003, respectively)	3,828	1,417
Other accounts receivable and prepaid expenses (Note 3)	639	641
Inventories (Note 4)	1,343	957

Total current assets	5,900	3,734

LONG-TERM ASSETS:
Long-term accounts receivable	230	75
Severance pay fund	751	502
Property and equipment, net (Note 5)	2,670	1,772
Goodwill	13,154	-
Other intangible assets, net (Note 6)	2,808	143

Total long-term assets	19,613	2,492

Total assets	$25,513	$6,226

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2003

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans
(Note 7)	$7,064		$1,204
Trade payables	2,894		871
Other accounts payable and accrued expenses (Note 8)	2,640		1,806

Total current liabilities	12,598		3,881

LONG-TERM LIABILITIES:
Long-term loans (Note 9)	4,572		3,000
Accrued severance pay	1,257		691

	5,829		3,691

SHAREHOLDERS' EQUITY (DEFICIENCY):
Share capital (Note 11) -
Ordinary shares of NIS 0.03 par value:
Authorized - 400,000,000 and 200,000,000 shares at December 31, 2004 and 2003;
Issued and outstanding - 170,450,516 and 114,529,974 shares at December 31,
2004 and 2003, respectively	1,145		773
Additional paid-in capital	94,127		83,239
Deferred stock-based compensation	(117)		(566)
Accumulated other comprehensive loss	(353)		(840)
Accumulated deficit	(87,716)	*)	(83,952)

Total shareholders' equity (deficiency)	7,086		(1,346)

Total liabilities and shareholders' equity (deficiency)	$25,513		$6,226

*)	Restated, see Note 2a.

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2004	2003	2002

Revenues:
Products	$5,594	$2,774	$5,196
Services	5,375	2,376	1,165

Total revenues (Note 15b)	10,969	5,150	6,361

Cost of revenues:
Products	5,666	2,099	3,528
Services	1,876	2,075	948

Total cost of revenues	7,542	4,174	4,476

Gross profit	3,427	976	1,885

Operating expenses:
Research and development, net (Note 16a)	482	664	1,377
Selling and marketing	1,588	621	1,107
General and administrative	2,887	1,343	2,208
Amortization of deferred stock-based compensation *)	465	400	-
Amortization of intangible assets	932	67	76

Total operating expenses	6,354	3,095	4,768

Operating loss	2,927	2,119	2,883
Financial expenses, net (Note 16b)	758	1,105	266
Other expenses, net (Note 16c)	42	32	440

Loss before taxes on income	3,727	3,256	3,589
Taxes on income	37	-	-

Loss from continuing operations	3,764	3,256	3,589
Gain (loss) from discontinued operations (Note 1c)	-	8,524	(4,000)

Net income (loss)	$(3,764)	$5,268	$(7,589)

Basic and diluted loss per share from continuing operations	$(0.03)	$(0.04)	$(0.32)
Basic and diluted earnings (loss) per share from discontinued
operations	-	0.10	(0.35)

Basic and diluted net earnings (loss) per share	$(0.03)	$0.06	$(0.67)

*)Stock-based compensation relates to the following:
Research and development $	-	$125	$-
General and administrative	465	275	-

Total	$465	$400	$-

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit		Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2002	10,889,932	$91	$76,402	$-	$(565)	$	*)(81,631)		$(5,703)

Issuance of shares, net	400,000	3	971	-	-		-		974
Comprehensive loss:
Other comprehensive
loss - foreign
currency translation
adjustments	-	-	-	-	(327)		-	$(327)	(327)
Net loss	-	-	-	-	-		(7,589)	(7,589)	(7,589)

Total comprehensive loss								$(7,916)

Balance as of December 31, 2002	11,289,932	94	77,373	-	(892)		(89,220)		(12,645)
Issuance of shares, net	86,804,542	570	3,172	-	-		-		3,742
Conversion of
convertible debenture	16,435,500	109	614	-	-		-		723
Deferred stock-based
compensation	-	-	966	(966)	-		-		-
Amortization of deferred stock-based compensation	-	-	-	400	-		-		400

Induced conversion of convertible debenture	-	-	1,011	-	-		-		1,011

Issuance of warrants to a bank	-	-	103	-	-		-		103
Comprehensive income:
Other comprehensive
income - foreign
currency translation
adjustments	-	-	-	-	52		-	$52	52
Net income	-	-	-	-	-		5,268	5,268	5,268

Total comprehensive
income								$5,320

Balance as of December
31, 2003	114,529,974	773	83,239	(566)	(840)		(83,952)		(1,346)
Issuance of shares,
warrants and options
for the acquisition
of additional
interest in a
subsidiary, net	42,915,405	286	10,815	-	-		-		11,101
Deferred stock-based
compensation	-	-	16	(16)	-		-		-
Amortization of
deferred stock-based
compensation	-	-	-	465	-		-		465
Exercise of warrants	13,005,137	86	57	-	-		-		143
Comprehensive loss:
Other comprehensive
income - foreign
currency translation
adjustments	-	-	-	-	487		-	$487	487
Net loss	-	-	-	-	-		(3,764)	(3,764)	(3,764)

Total comprehensive loss								$(3,277)

Balance as of December
31, 2004	170,450,516	$1,145	$94,127	$(117)	$(353)		$(87,716)		$7,086

*)	Restated, see Note 2a.

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net income (loss)	$(3,764)	$5,268	$(7,589)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss (gain) from discontinued operations	-	(8,524)	4,000
Depreciation and amortization	2,065	1,171	846
Interest on convertible debenture and long-term loan	(43)	(54)	20
Accrued severance pay, net	28	(146)	19
Impairment of investments	-	-	680
Write-off of inventories	479	111	324
Loss (gain) from sale of property and equipment, net	(56)	21	-
Amortization of deferred stock-based compensation	465	400	-
Induced conversion of convertible debenture	-	1,011	-
Decrease (increase) in trade receivables	(355)	(265)	2,039
Decrease in other accounts receivable and prepaid expenses	289	111	232
Increase in other long-term accounts receivable	(35)	(26)	-
Decrease (increase) in inventories	291	196	(167)
Increase (decrease) in trade payables	1,238	(1,145)	(584)
Decrease in other accounts payable and accrued expenses	(508)	(261)	(757)

Net cash provided by (used in) continuing operating
activities	94	(2,132)	(937)

Net cash used in discontinued operating activities	-	-	(3,899)

Net cash provided by (used in) operating activities	94	(2,132)	(4,836)

Cash flows from investing activities:
Purchase of property and equipment	(873)	(1,099)	(1,175)
Proceeds from (investment in) short-term bank deposits	-	62	(22)
Proceeds from sale of property and equipment	58	-	3
Investment in investees	-	-	76
Acquisition of additional interest in Shagrir Motor Vehicle
Systems, net of cash acquired (a)	10	-	-

Net cash used in continuing investing activities	(805)	(1,037)	(1,118)

Net cash provided by discontinued investing activities	-	-	27

Net cash used in investing activities	(805)	(1,037)	(1,091)

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2003	2002

Cash flows from financing activities:
Proceeds from issuance of convertible debenture	-	-	1,000
Proceeds from issuance of shares and exercise of warrants, net	67	3,742	974
Repayment of convertible debenture	-	(300)	-
Short-term bank credit, net	(504)	253	513
Issuance of warrants to a bank	-	103	-
Proceeds from long term loan	516	-	-

Net cash provided by continuing financing activities	79	3,798	2,487

Net cash provided by discontinued financing activities	-	-	2,509

Net cash provided by financing activities	79	3,798	4,996

Effect of exchange rate on cash and cash equivalents	(1)	8	-

Increase (decrease) in cash and cash equivalents	(633)	637	(931)
Cash and cash equivalents at the beginning of the year	708	71	1,002

Cash and cash equivalents at the end of the year	$75	$708	$71

Supplemental disclosure of cash flow transaction:
Cash paid during the year for interest	$469	$229	$236

(a) Acquisition of additional interest in Shagrir Motor
Vehicle Systems:

Fair value of assets acquired and liabilities assumed at
date of acquisition:
Working capital	$(1,238)	$-	$-
Long-term accounts receivable	(224)	-	-
Property and equipment	(1,117)	-	-
Customer list	(2,646)	-	-
Brand name	(828)	-	-
Goodwill	(12,638)	-	-
Short-term bank credit	5,282	-	-
Long-term loan	1,890	-	-
Accrued severance pay, net	276	-	-

	(11,243)	-	-
Fair value of shares, options and warrants issued	11,253	-	-

		-	-
	$10	$-	$-

(b) Non-cash investing and financing activities:

Conversion of convertible debenture	$-	$723	$-

The accompanying notes are an integral part of the consolidated financial statements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies, deployed in Stolen Vehicle Retrieval Applications. The Company through its subsidiaries that serve as local operators, predominantly in Israel and Latin America, perform security and safety operations and services, based on its system and technology. The Company’s shares are traded on the OTC Bulletin Board.

b.	On June 29, 2004, the Company announced the closing of a definitive agreement with the shareholders (“the Sellers”) of Shagrir Motor Vehicle Systems Ltd. (previously known as Pointer (Eden Telecom Group) Ltd.) (“Shagrir Motor Vehicle Systems”) pursuant to which it purchased all of the outstanding and issued share capital of Shagrir Motor Vehicle Systems not already held by the Company (which, together with the Company’s 14% prior holdings in Shagrir Motor Vehicle Systems, constitutes 100% of the issued share capital of Shagrir Motor Vehicle Systems).

The Sellers, who provided loans to Shagrir Motor Vehicle System in the past, assigned these loans to the Company. The Company also undertook to indemnify the Sellers who provided Shagrir Motor Vehicle System with guarantees in respect of Shagrir Motor Vehicle System’s loans from banks in the event the banks will exercise such guarantees. In order to secure such indemnification undertaking, the Company issued to the Sellers options to purchase, at no consideration, 3,288,889 of the Company’s Ordinary shares, in the event the Company does not meet its indemnification obligations.

The consideration comprises the following:

Issuance of 42,915,405 Ordinary shares	$7,425
Issuance of 24,778,091 warrants	3,221
Issuance of 7,589,620 employee stock options	607
Direct transaction costs	33

$11,286

The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period which ends by the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than 33% of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisition was accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards (“SAFS”) No. 141, “Business Combinations” (“SFAS No. 141”) and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the acquisition, as follows:

Current assets	$2,817
Long-term accounts receivables	224
Inventories	1,105
Property and equipment	1,117
Customer list (five years useful life)	2,646
Brand name (two years useful life)	828
Goodwill	12,638
Current liabilities	(7,923)
Long-term loan	(1,890)
Accrued severance pay, net	(276)

$11,286

For estimated amortization expense related to intangible assets, see Note 6c.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Asset” (“SFAS No. 142”), goodwill will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company will determine, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2003 and 2004 and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Year ended December 31,
	2004	2003
	Unaudited

Net revenues	$15,724		$12,341

Net income (loss)	$(4,822)	$	*)2,473

Basic net earnings (loss) per share	$(0.03)		$0.02

*)	Including net income from discontinued operation of $ 8,524 (net loss and net loss per share from continuing operation amounted to $ 6,051 and 0.05, respectively).

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

In accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” the Company retroactively adopted the equity method of accounting for its initial investment in Shagrir Motor Vehicle Systems (14%), on the acquisition of its controlling interest in Shagrir Motor Vehicle Systems. The effect of Shagrir Motor Vehicle Systems’ prior period losses has been accounted for as a reduction in shareholders equity in the balance sheet as of January 1, 2002.

c.	On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities, the assets and liabilities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. (a wholly owned subsidiary) by the Company’s subsidiary Shagrir Motor Vehicle Systems, in consideration for approximately NIS 200,000 thousand. Shagrir Towing Services Ltd. is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir Motor Vehicle Systems funded the acquisition as follows:

1.	NIS 100,000 thousand ($ 22,952 as of February 28, 2005) were funded by a loan provided to Shagrir Motor Vehicle Systems by Bank Hapoalim B.M.. NIS 30,000 thousand represent a credit line for a period of two years with an interest rate of Prime + 0.5%. NIS 70,000 thousand were provided for a period of 8 years (an interest rate of 7.39% with respect to NIS 35,000 thousand and an interest rate of 5.5% and a linkage to the Israeli CPI with respect to the additional NIS 35,000 thousand). The Company granted to Bank Hapoalim B.M. a warrant to purchase up to 10,000,000 Ordinary shares of the Company, at a price per share of $ 0.18.

Under the credit facility from Bank Hapoalim B.M., Shagrir Motor Vehicle Systems is required to meet financial covenants, as described in the commitment letter, commencing December 31, 2005.

2.	NIS 36,400 thousand ($ 8,354 as of February 28, 2005) were funded by a group of investors lead by Gandyr Investments Ltd. and Egged Holdings Ltd. (Gandyr Investments Ltd. and Egged Holdings Ltd. will be referred to as “the investors”). Shagrir Motor Vehicle Systems raised from the investors cash in consideration for the issuance of a convertible debt. The debt is for a period of 10 years, denominated in NIS linked to the Israeli CPI and bears annual interest of 4% for the first two years and 7.5% for the remaining period. The debt is convertible during the first 2 years into shares of the Company (at $ 0.18 per share) or into shares of Shagrir Motor Vehicle Systems (60% of the conversion rights at NIS 729 per share and 40% of the conversion rights at NIS 729-937 per share according to the exercise date), at the discretion of the debt holders (“the Embedded Call Option”). If the investors do not convert the debt into shares of Shagrir Motor Vehicle Systems or shares of the Company, Shagrir Motor Vehicle Systems, can, at the end of the first two-year period, force the conversion of the debt (up to 60% of the conversion rights) into Shagrir Motor Vehicle Systems’ shares at NIS 729 per share (“the Embedded Put Option”).

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

3.	NIS 8,714 thousand ($ 2,000 as of February 28, 2005) were funded by a convertible loan provided by Egged Holdings Ltd. The loan shall bear an annual interest rate of three months’ LIBOR +3.5%. The principle loan amount shall be repaid in 17 equal quarterly installments, commencing 36 months from the closing date.

The lender shall be entitled to convert the loan into Ordinary shares of the Company (at a conversion price of $ 0.219 per share) or into shares of Shagrir Motor Vehicle Systems (at a conversion price of NIS 924). The conversion into shares of Shagrir Motor Vehicle Systems is limited to such number of shares that will enable the Company to retain holdings of at least 50.1% of the share capital of Shagrir Motor Vehicle Systems, on a fully diluted basis.

4.	NIS 40,000 thousand ($ 9,181 as of February 28, 2005) were funded by a loan to be repaid by Shagrir Motor Vehicle Systems to Shagrir Towing Services Ltd. The loan will be repaid in 20 quarterly payments linked to the Israeli CPI and bears an annual interest rate of 6.5%.

In addition, the Company granted to Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. together a warrant to purchase up to 25,000,000 Ordinary shares of the Company at a price per share of $ 0.18 for a period of 24 months.

5.	The Company invested an amount of NIS 4,550 thousand ($ 1,000) in the share capital of Shagrir Motor Vehicle Systems. In addition, the company and investors provided additional loans in the amount of NIS 10,000 thousand ($ 2,296) (NIS 5,000 thousand each).

The NIS 10,000 thousand loans are linked to the Israeli CPI and bearing an annual interest rate of 6.5%. They shall be repaid in nine quarterly installments, commencing six months from February 28, 2005.

For investments in the Company’s shares and for warrants granted by the Company, see Note 17d.

The consideration comprised of the following:

Cash	34,828
Fair value of the loan from Shagrir Towing Services Ltd.	8,006
Warrants to purchase Nexus shares	644
Transactions costs	331

Total consideration - purchase price	43,809

The acquisition was accounted for using the purchase method of accounting as determined in SFAS No. 141 and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on their estimated fair value at the date of acquisition.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:	–	GENERAL (Cont.)

Based upon a valuation of assets acquired and liabilities assumed, Shagrir Motor Vehicle Systems allocated the total cost of the acquisition, as follows:

Net working capital	(4,076)
Property and equipment and other assets	8,078
Long-term liabilities	(2,323)
Customer relationship	8,558
Brand name	1,920
Goodwill	31,652

Total purchase price	43,809

The amortization of the customer relationship and the brand name on a straight line basis is $ 1,310 per annum.

In accordance with SFAS No. 142, goodwill will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determine, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statements of operations. The Company will also assess the impairment of goodwill wherever events of changes in circumstances indicate that the carrying value may not be recoverable.

d.	In 2002, the Company decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc. (“ND”) a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and a third party investor signed an agreement, according to which, the investor acquired 100% of the outstanding share capital of ND for a consideration of $ 0.001, Nexus waived 100% of ND’s debt to the Company. ND is committed to pay the Company a total amount of $ 1 after ND would have had four consecutive quarters of positive cash flows and net assets of at least $ 10. The closing took place in February 2003.

As a result, the Company recorded in 2003 a gain from discontinued operations of $ 8,524, which represents the excess of ND’s liabilities to third parties (other than the Company) over ND’s assets. Operating results and cash flows attributed to ND were presented as discontinued operations.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:	–	GENERAL (Cont.)

The following are the results of discontinued operations for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002

Revenues	$-	$-	$680
Cost of revenues	-	-	1,552

Excess of cost over revenues	-	-	872

Operating expenses:
Research and development, net	-	-	1,202
Sales and marketing	-	-	631
General and administrative	-	-	1,151

	-	-	2,984

Operating loss	-	-	(3,856)
Financial expenses, net	-	-	(144)
Other income	-	8,524	-

Net income (loss)	$-	$8,524	$(4,000)

e.	During 2001, the Company purchased 92.5% of Tracsat S.A.‘s (“Tracsat”) share capital. Tracsat is the operator of the Company’s systems and products that provides stolen vehicle recovery services in Buenos Aires, Argentina.

In 2003 and 2004, Tracsat issued 280 and 560 shares to two employees, respectively. As a result, the Company’s holdings in Tracsat were reduced to 86.45%.

f.	On June 17, 2004, the Company incorporated a local Mexican operator and service provider, Pointer Recuperacion de Mexico S.A. de C.V. (“Pointer Mexico”), jointly held by the Company and its Mexican local partners, 96.5% and 3.5% respectively.

On January 25, 2005, the Company sold to its local partners 28.5% of its holdings in Pointer Mexico in consideration of its par value. Pointer Mexico is intended to install tracking units and to provide location, tracking and recovery of stolen vehicles services to its customers in Mexico.

As of December 31, 2004 Pointer Mexico is still undergoing an establishment process and has not commenced significant operations.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:	–	GENERAL (Cont.)

g.	Four customers accounted for 31% of the Company’s and its subsidiaries’ revenues for the year ended December 31, 2004, three customers accounted for 91% of the Company’s and its subsidiaries’ revenues for the year ended December 31, 2003 and three customers accounted for 80% of the Company’s and its subsidiaries’ revenues for the year ended December 31, 2002 (see Note 15b(3)).

h.	The Company relies on a single-source supplier for the manufacture of its end units transceiver (RF modem with inputs and outputs), that is installed within a vehicle or may be installed at any remote object. The Company does not have manufacturing facilities for its end unit devices. Most of the components of its systems are manufactured for the Company by independent manufacturers outside of Israel and are assembled by a turn-key subcontractor located in Israel.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2003, are applied consistently in these consolidated financial statements. However, in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”, the Company retroactively adopted the equity method of accounting for its initial investment in Shagrir Motor Vehicle Systems (14%), on the acquisition of its controlling interest in Shagrir Motor Vehicle Systems. The effect of Shagrir Motor Vehicle Systems’ prior period losses has been accounted for as reduction in shareholders equity in the balance sheet as of January 1, 2002.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

The majority of the Company’s revenues is generated in or linked to U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The dollar is also considered to be the functional currency of Pointer Mexico.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

For Tracsat, whose functional currency has been determined to be its local currency, the Argentine peso, and for Shagrir Motor Vehicle Systems whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income, in shareholders’ equity (deficiency).

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

f.	Short-term investments:

Short-term investments in marketable securities are presented at their market price.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory consists of raw materials, parts and supplies and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2004, 2003 and 2002, the Company and its subsidiaries wrote off approximately $ 479, $ 111 and $ 324, respectively. The write-offs are included in cost of revenues.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	33
Computers and development equipment	10 - 33 (mainly 20)
Office furniture and equipment	6 - 15
Motor vehicles	20
Network installation	10-33
Leasehold improvements	Over the term of the lease

i.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of the acquired subsidiary over the fair value of net assets acquired. Pursuant to FAS 142, “Goodwill and Other Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2004, the Company has determined that no impairment with respect to goodwill exists.

Intangible assets consist of the acquired patents, customer list and brand name. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortization cost.

Patents are amortized over an eight-year period.

The customer list is amortized over a five-year period. The brand name is amortized over a two-year period, two thirds in the first year, and one third in the second year.

j.	Impairment of long lived assets:

The Company’s long lived assets are reviewed for impairment in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been identified as of December 31, 2004.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary.

Changes in the Company’s and its subsidiaries’ product liabilities during 2004 are as follows:

Balance, beginning of the year	$83
Acquisition of Shagrir Motor Vehicle Systems	82
Warranties issued during the year	160
Settlements made during the year	(55)
Expirations	(67)
Foreign currency translation adjustment	4

Balance, end of year	$207

l.	Revenue recognition:

The Company and its subsidiaries generate revenues from sales of systems and products, sales of Stolen Vehicle Recovery services and subscriber fees for location services. To a lesser extent, revenues are also derived from technical support services and from royalties.

In general, revenues from systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

Subscriber fees are recognized over the term of the agreement.

Revenues from Stolen Vehicle Recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 are applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement.

Certain agreements include a contractual obligation for installation of systems. When such installation is requested by the customer, the entire revenues are deferred until installation is performed.

The Company considers the sale of products and subscriber fees to be separate units of accounting.

Certain agreements include revenues from installation of products as well as revenues from sales of Stolen Vehicle Recovery services or subscriber fees that are considered to be one unit of accounting. In those cases revenues from installation are deferred and recognized over the estimated duration of the service contracts.

The Company is entitled to royalties from one of its customers, which are based on the number of the customer’s subscribers. The royalties are recognized when such royalties are reported to the Company.

Generally, the Company does not grant rights of return. The Company follows SFAS No. 48, “Revenue Recognition when Right of Return Exists”. Based on the Company’s experience, no provision for returns was recorded.

m.	Research and development costs:

Research and development costs, net of grants received, are charged to expenses as incurred.

n.	Grants:

Grants from the European community are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and included as a deduction from research and development costs.

o.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were $ 177, $ 6 and $ 16, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Deferred income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable values.

q.	Basic and diluted net earning (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”).

Options and warrants outstanding to purchase approximately 95,794,986, 75,813,588 and 1,368,731 Ordinary shares of the Company for the years ended December 31, 2004, 2003 and 2002, respectively, were not included in the computation of diluted net earnings (loss) per share, since they would have an anti-dilutive effect.

r.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2004, 2003 and 2002 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2004	2003	2002

Dividend yield Expected volatility Risk-free interest Expected life of up to	0% 102% 3.5% 5 years	0% 55.6% 1% 3 years	0% 141% 1.5% 2.5 years

As for fair value of options issued, see Note 11c.

Pro forma information under SFAS 123 and SFAS 148 is as follows:

	Year ended December 31,
	2004	2003	2002

Net income (loss) as reported	$(3,764)	$5,268	$(7,589)
Add: Amortization of deferred stock-based
compensation in accordance with APB No. 25	465	400	-
Deduct: Amortization of deferred stock-based
compensation determined under fair value
method for all awards	(657)	(546)	(258)

Pro forma net income (loss)	$(3,956)	$5,122	$(7,847)

Basic and diluted loss per share from
continuing operations as reported	$(0.03)	$(0.04)	$(0.32)

Basic and diluted net earnings (loss) per share
as reported	$(0.03)	$0.06	$(0.67)

Pro forma basic and diluted net loss per share
from continuing operations	$(0.03)	$(0.04)	$(0.34)

Pro forma basic and diluted net earnings (loss)
per share	$(0.03)	$0.06	$(0.70)

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of trade receivables.

Trade receivables include amounts billed to clients located mainly in Israel and South America. Management periodically evaluates the collectibility of these trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. As for major customers, see Note 15b(3).

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Severance pay:

The liability of the Company and its subsidiary in Israel for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The liability for Company and its subsidiary in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 were $ 172, $ 143 and $ 166, respectively.

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Amounts recorded for long-term loans approximate fair values. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

v.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The Company expects to adopt SFAS 123(R) on January 1, 2006.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.	The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2.	The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures all prior periods presented.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information above.

In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R) .

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

w.	Reclassifications:

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation.

The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2003

Government authorities	$133	$154
Employees	7	3
Grants from European Community	-	266
Prepaid expenses	278	124
Others	221	94

	$639	$641

NOTE 4:	–	INVENTORIES

	December 31,
	2004	2003

Raw material	$272	$292
Finished goods	1,071	665

	$1,343	$957

NOTE 5:	–	PROPERTY AND EQUIPMENT

a.	Property and equipment:

	December 31,
	2004	2003

Cost:
Installed products	$2,675	$2,718
Computers and development equipment	1,280	2,076
Office furniture and equipment	324	266
Motor vehicles	50	15
Network installation	1,560	361
Leasehold improvements	170	320

	6,059	5,756

Accumulated depreciation:
Installed products	1,830	1,197
Computers and development equipment	762	1,947
Office furniture and equipment	140	186
Motor vehicles	8	4
Network installation	553	337
Leasehold improvements	96	313

	3,389	3,984

Depreciated cost	$2,670	$1,772

b.	Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 were $ 1,134, $ 1,104 and $ 770, respectively.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2004	2003

Original amounts:
Patents	$639	$639
Customer list	2,762	-
Brand name	864	-

	4,265	639

Accumulated amortization:
Patents	561	496
Customer list	608	-
Brand name	288	-

	1,457	496

Amortized cost	$2,808	$143

b.	Amortization expenses for the years ended December 31, 2004, 2003 and 2002 were $ 932, $ 67 and $ 76, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2005	$1,436
2006	795
2007	355
2008	108

$2,694

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	December 31,
	Interest rate		Amount
	2004	2003	2004	2003
	%

Short-term bank loans:
In Argentine pesos	19	-	$8	$-
In NIS	5.3-6.13	7.05	4,972	1,145

			4,980	1,145

Short-term bank credit:
In, or linked to, dollars	LIBOR +1.5	-	360	-
In Argentine pesos	35	50	3	59
In NIS	7.2	-	124	-

			487	59

Current maturities of long-term loans:
In, or linked to, dollars	LIBOR +2.2%	-	500	-
	LIBOR +2.25%	-	462	-
In NIS linked to CPI	6.2	-	272	-
In NIS	8.6	-	363	-

			1,597	-

			$7,064	$1,204

Unutilized credit lines			$432	$160

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2004	2003

Employees and payroll accruals	$835	$375
Provision for warranty	207	83
Accrued expenses	944	766
Customer advances	-	376
Deferred revenues	78	-
Related party	257	142
Others	319	64

	$2,640	$1,806

NOTE 9:	–	LONG-TERM LOANS

	December 31,
	Interest rate		Amount
	2004	2003	2004	2003
	%

In or linked to the dollar	Libor +2.2%	Libor +2.75%	$3,000	$3,000
	Libor +2.25%	-	1,593	-
In NIS linked to CPI	6.2	-	509	-
In NIS	8.6	-	918	-
In Mexican peso	-	-	149	-

			6,169	3,000
Less - current maturities			1,597	-

			$4,572	$3,000

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	LONG-TERM LOANS (Cont.)

As of December 31, 2004, the aggregate annual maturities of the long-term loans are as follows:

Year ending December 31,

2005 (current maturities)	$1,597
2006	2,143
2007	1,523
2008	662
2009	95
Undetermined	149

$6,169

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Collateral:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	To secure Shagrir Motor Vehicle Systems’ obligations for providing services to several of its customers, Shagrir Motor Vehicle Systems provided a bank guarantee in the amount of about $ 46, in force between January 2005 – May 2007.

3.	The Company obtained bank guarantees in the amount of $ 34 in favor of its lessor.

4.	The Company obtained bank guarantees in the amount of $ 100 in favor of a supplier.

b.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2004 is $ 2,024. No royalties were accrued or paid during 2004, 2003 and 2002.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lease commitment:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2010. Minimum annual rental payments under non-cancelable operating leases are as follows:

U.S. dollars

2005	$593
2006	343
2007	122

$1,058

Rent expenses for the years ended December 31, 2004, 2003 and 2002, were $ 690, $ 180 and $ 524, respectively.

d.	Litigation:

1.	On November 26, 2002, the Company filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M. and the China National Electronics Import Export Beijing Company (“CEIEC”). In the claim, the Company requested that the court prohibit Bank Hapoalim from paying CEIEC any amount, pursuant to a guarantee in the amount of $ 300 in favor of CEIEC provided to it in the framework of a transaction, and to prohibit CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. The Company requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim will pay it the guarantee. Following a hearing, which CEIEC did not attend, on December 31, 2002, the Tel-Aviv Magistrates Court ruled in the Company’s favor and thereby permanently prohibited Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and prohibited CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. CEIEC commenced proceedings in China, against Bank Hapoalim, to which the Company is not a party, for the payment of the guarantee. In August 2004, Bank Hapoalim informed the Company that it may pay to CEIEC the guaranteed amount plus interest at a rate of 0.5% per week, commencing March 2002 and, in such an event, will request that the Company indemnify it for the amount paid. In light of the permanent injunction ordered in the Company’s favor in 2002 and without the Company’s knowledge of the exact nature of the legal proceedings underway between the bank and CEIEC, since it is not a party to these proceedings, based on the legal advisors’ opinion, the Company has defense claims rejecting any possible demands by Bank Hapoalim for indemnification.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On March, 2005 the company filed a claim against CEIEC and another third party with China International Economic and Trade Arbitration Commission Beijing, China (“CIETAC”) for approximately $558 representing the damages caused to the company by the breach by CEIEC and the third party of the contract between the parties in respect of the transaction mentioned above.

On June, 2005 CEIEC and the third party filed a counter claim with CIETAC for repayment of $300 plus weekly interest of 0.5% (compounded from February 2002). The counter claim relates to the same amount that CEIEC claims from Bank Hapoalim B.M pursuant to the guarantee discussed above . Based on its legal advisors’ opinion, the Company has good defense claims rejecting any claim of CEIEC and the third party. Therefore, no provision was recorded in the financial statements in respect of the claims.

2.	In September 2000, Tracsat entered into a 30-month contract with a third party. Pursuant to the contract Tracsat committed to order from the third party a minimum level of unit installations. In October 2001 and thereafter, Tracsat ceased to make minimum payments to the third party. A legal demand was presented against Tracsat. A provision amounting to $ 148 was recorded by the Company, representing management’s estimate, based on the opinion of its legal advisors, of expenses that might occur as a result of this demand. In October 2003 and August 2004, the Argentinean court ordered a levy in the amount of $ 114 on a bank account.

3.	During 2002, 2003 and 2004, several claims were filed against Shagrir Motor Vehicle Systems by customers. The claims are in an amount aggregating to approximately $ 371. The substance of the claims is the malfunction of Shagrir Motor Vehicle Systems’ products, which occurred during the ordinary course of business. Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir Motor Vehicle Systems in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

4.	During May 2002, Shagrir Motor Vehicle Systems filed a claim against one of its customers in the amount of approximately $ 70 in respect of the breach of an agreement reached between the parties. The defendant filed a counterclaim in the amount of approximately $ 93, claiming that Shagrir Motor Vehicle Systems breached the aforesaid agreement. Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir Motor Vehicle Systems in respect of this counterclaim and, therefore, no provision was recorded in the financial statements in respect of the counterclaim.

5.	On January 20, 2004, a lawsuit in the amount of $ 162 was filed against Shagrir Motor Vehicle Systems and two additional defendants, alleging that a truck, in which a tracking system was installed, was stolen and was not tracked. The Court dismissed Shagrir Motor Vehicle Systems from this lawsuit. On September 9, 2004, the Company received a third party notice from one of the additional defendants, seeking indemnification or compensation from Shagrir Motor Vehicle Systems if the Court determines that it must pay compensation to the plaintiff in respect of the truck’s theft.

Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir Motor Vehicle Systems in respect of these claims and, therefore, no provision was recorded in the financial statements in respect of these claims.

e.	The Company and DBSI Investment Ltd. (“DBSI”) (see Note 14) have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration for annual management fees of $ 180 for a period of three years commencing on April 6, 2003.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

This agreement shall be automatically renewed for additional periods of twelve months each unless either party gives the other party a notice of termination three months prior to the beginning of a renewal term.

f.	According to the employment agreement of the Company’s CEO, in 2003 and 2004, the CEO is entitled to an annual bonus of 8% of the Company’s pre-tax income, excluding the annual management fees.

In addition, in the event that the CEO is entitled to the abovementioned bonus, the VP Finance and the VP R&D are entitled to a bonus equal to two monthly salaries each.

On May 15, 2005, the services of the Company’s CEO were terminated (see Note 17b).

NOTE 11:	–	SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital:

1.	In January 2002, the Company issued 400,000 shares to AMS, a major supplier of the Company, at $ 2.5 per share.

2.	During 2003, the Company signed a share purchase agreement effective as of March 13, 2003. According to the agreement, the Company issued to investors 58,545,454 shares (45,454,545 of which were issued to DBSI) for a total consideration of $ 2,576 ($ 0.044 per share). In addition, the Company issued to the investors 40,981,818 warrants (31,818,181 of which were issued to DBSI) with an exercise price of $ 0.044 per share. The warrants shall be exercisable in cash or through a cashless exercise at the election of its holder for a period which is the earlier of: (1) a merger and acquisition (“M&A”) transaction (as defined in the investment agreement) or (2) three years from April 6, 2005.

3.	In August 2003, the Company entered into an additional agreement with certain investors pursuant to which the Company issued 28,259,088 shares (13,636,364 of which were issued to DBSI) for a total consideration of $ 1,243 ($ 0.044 per share). In addition, the Company issued to the investors 19,781,366 warrants (9,545,455 of which were issued to DBSI) with an exercise price of $ 0.044 per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) an M&A transaction or (2) three years from the closing date.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

4.	During 2004, 14,319,546 warrants were exercised into 13,005,137 of the Company’s Ordinary shares. Out of the 14,319,546 warrants, 11,051,818 warrants were exercised by way of cashless exercise into 9,737,409 Ordinary shares, and 3,267,728 warrants were exercised into Ordinary shares, for a consideration of $ 143.

5.	Following the closing of the transaction for the purchase of the outstanding and issued share capital of Shagrir Motor Vehicle Systems, as described in Note 1b, the Company issued 42,915,405 of the Company’s Ordinary shares.

c.	Options:

1.	The Company grants, under various option plans, options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to three years. As of December 31, 2004, 285,380 options of the 2003 Employee Share Option Plan are available for future grant.

2.	On June 1, 2004, the Board of Directors resolved to issue to the Company’s employees options to purchase approximately 2.2 million of the Company’s Ordinary shares at an exercise price of $ 0.133 per share. 44% of the options granted to each employee shall vest on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

3.	Following the closing for the transaction for the purchase of the outstanding and issued share capital of Shagrir Motor Vehicle Systems, as described in Note 1b, the Company issued 24,778,091 warrants at an exercise price of $ 0.044 per share.

In addition the Company issued 7,589,620 fully vested employees stock options at an exercise price of $ 0.133 per share to employees of Shagrir Motor Vehicle Systems who held Shagrir Motor Vehicle Systems options before the transaction. The options are exercisable over a period of five years.

4.	A summary of the status of the Company’s employee stock options as of December 31, 2004, 2003 and 2002, and changes during the years then ended, are as follows:

	2004		2003		2002
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at
the beginning of the
year	8,911,770	$0.57	1,203,731	$5.32	984,364	$6.5
Granted	9,779,620	$0.133	7,950,000	$0.044	286,500	$1.46
Forfeited	(256,767)	$8.49	(241,961)	$6.71	(67,133)	$5.02

Outstanding at the end
of the year	18,434,623	$0.23	8,911,770	$0.57	1,203,731	$5.32

Options exercisable at
the end of the year	13,749,023	$0.28	1,892,352	$2.36	660,025	$7.92

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

The following table summarizes information relating to stock options outstanding as of December 31, 2004, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2004	Weighed average exercise price
			Years

$ 0.044	7,950,000	3.38	$0.044	4,525,000	$0.044
$ 0.133	9,764,620	4.47	$0.133	8,546,620	$0.133
$ 1.03-2.55	605,336	1.56	$2.00	562,736	$2.05
$ 7.5-16.5	114,667	1.02	$11.30	114,667	$11.30

	18,434,623		$0.23	13,749,023	$0.28

The weighted average fair values of options granted during the years ended December 31, 2004, 2003 and 2002 were:

	Exercise price less than market price			Exercise price equal to market price
	2004	2003	2002	2004	2003	2002

Weighted average
exercise prices	$0.133	$0.044	$-	$-	$-	$1.46

Weighted-average
fair value on
grant date	$0.11	$0.13	$-	$-	$-	$1.02

See also Note 17b.

5.	The Company’s outstanding warrants to investors as of December 31, 2004, are as follows:

Number	Year of issuance	Expiration date	Exercise price U.S.$

165,000	2002	January 2005	3.25
52,417,272	2003	(*)	0.044
24,778,091	2004	(**)	0.044

77,360,363

(*)	The earlier of an M&A transaction or three years from the issuance dates (March and August 2006).
(**)	The earlier of April 6, 2006 or an M&A transaction.

See also Note 17a.

6.	Dividends:

Any dividend distributed by the Company will be declared in NIS and paid in dollars on the basis of the exchange rate prevailing at the date of payment.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 12:	–	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2003	2002

Numerator for basic and diluted earnings (loss) per share
- Net income (loss) available to shareholders	$(3,764)	$5,268	$(7,589)

Weighted average shares outstanding (in thousands)	145,747	85,567	11,289

Basic and diluted net earnings (loss) per share	$(0.03)	$0.06	$(0.67)

NOTE 13:	–	INCOME TAXES

a.	Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985 (the “Law”):

Under the Law, the Company’s results for tax purposes are measured in terms of earnings in NIS after certain adjustments for changes in the Israeli CPI. As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985, the right to claim public issuance expenses in three annual installments and an annual deduction of 12.5% of patents and other intangible property rights as deductions for tax purposes.

c.	Loss before taxes on income:

	Year ended December 31,
	2004	2003	2002

Domestic	$2,427	$2,910	$3,300
Foreign	1,300	346	289

	$3,727	$3,256	$3,589

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:	–	INCOME TAXES (Cont.)

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

	December 31,
	2004	2003

Reserves and accruals	$256	$115
Carryforward tax losses	31,127	13,548
Impairment of an investment	-	1,215
Other temporary differences, net	(163)	(18)

Net deferred tax assets before valuation allowance	31,220	14,860
Valuation allowance *)	(31,220)	(14,860)

Net deferred tax assets	$-	$-

*)	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred taxes regarding the losses carryforwards and other temporary differences will not be realized in the foreseeable future.

e.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 70,000 as of December 31, 2004. The carryforward tax losses have no expiration date.

Carryforward tax losses of Tracsat are approximately $ 2,315 as of December 31, 2004. The carryforward tax losses will expire from 2005 to 2008.

Carryforward tax losses of Shagrir Motor Vehicle Systems totaled approximately $ 22,000 as of December 31, 2004. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 195 as of December 31, 2004. The tax loss carryforwards can be offset in the following 10 fiscal years against taxable income.

f.	The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences, due to the uncertainty of the realization of such tax benefits.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2004	2003

Other accounts payable and accrued expenses:
DBSI	$257	$142
AMS	$643	$63

b.	Transactions with related parties:

	Year ended December 31,
	2004	2003	2002

Purchases from AMS	$1,712	$2,353	$1,775
Management fees to DBSI	$180	$12$	-

NOTE 15:	–	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

The Company operates in one segment, Location Based Service (LBS).

The Company applies FAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

b.	Summary information about geographical areas:

	Year ended December 31,
	2004	2003	2002

1. Revenues *):
Latin America	$2,641	$2,392	$3,833
Israel	7,939	2,543	1,592
USA	-	-	820
Other	389	215	116

	$10,969	$5,150	$6,361

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

	Year ended December 31,
	2004	2003	2002

2. Long-lived assets:
Israel	$17,154	$317	$534
Argentina	946	1,598	1,211
Mexico	531	-	-

	$18,631	$1,915	$1,745

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:	–	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

3.	Revenues classified by major customer:

Percentage of sales to customers exceeding 10% of total revenues:

	2004	2003	2002
	%

Customer A	7	-	42
Customer B	11	49	25
Customer C	-	-	13
Customer D	8	27	-
Customer E	5	15	-

	31	91	80

NOTE 16:	–	SELECTED STATEMENTS OF OPERATIONS DATA

	Year ended December 31,
	2004	2003	2002

a. Research and development, net:
Total expenses	$998	$1,140	$1,897
Less - grants and participation	516	476	520

	$482	$664	$1,377

b. Financial expenses, net:

Income:
Interest on short-term bank deposits	$-	$27	$2

Expenses:
Induced conversion of convertible debenture	-	1,011	-
Bank charges and interest expenses	574	361	391
Foreign currency translation adjustments	54	(266)	(143)
Interest on convertible debentures	-	3	20
Amortization of compensation related to
warrants issued to a bank	79	23	-
Other	51	-	-

	758	1,132	268

	$758	$1,105	$266

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:	–	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	Year ended December 31,
	2004	2003	2002

c. Other expenses:
Impairment of investments (1)	$-	$-	$(680)
Gain in respect to waiver of advances	-	-	300
Capital loss	(2)	(32)	-
Other	(40)	-	(60)

	$(42)	$(32)	$(440)

(1)	In respect of the investments in MAGA Communication Limited (“MAGA”) and in Tri Angle LLC. (“Tri Angle”), the Company’s investment in MAGA was an investment in an option to acquire 5% of MAGA’s outstanding Ordinary shares. During 2002, the Company’s management determined, in light of MAGA’s financial position, not to exercise its option. Tri Angle LLC., had ceased its operations during 2002. Accordingly, the Company’s management determined that these fact patterns indicated that the carrying amounts of these two investments would not be recoverable, and wrote off the entire amount of the investment in MAGA of $ 500 and the entire amount of the investment in Tri Angle LLC of $ 180.

NOTE 17:	–	SUBSEQUENT EVENTS

a.	In February 2005, 3,181,818 warrants were exercised into Ordinary shares of the Company for a total consideration of $ 140.

b.	In March 13, 2005, the company issued to Shagrir’s CEO 830,179 shares for a total consideration of $ 69,735 (NIS 0.03 per share), and 182,639 warrants with an exercise price of $ 0.084 per share.

c.	During 2005, 165,000 warrants and 52,167 employees stock options expired.

d.	On May 15, 2005, the Company’s CEO announced his departure. In the context of the termination of his services, the vesting of his unvested options was accelerated such that the options became fully vested and a new mechanism of annual bonus was agreed upon for 2005.

On May 23, 2005, the Company entered into an employment agreement with a new CEO, pursuant to which the Company granted to the new CEO options to purchase 4,000,000 Ordinary shares of the Company, with an exercise price of $ 0.106 per share.

e.	On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities and assets of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. by the Company’s subsidiary, Shagrir Motor Vehicle Systems (see Note 1c).

f.	Following the purchase of the activities and assets of Shagrir Towing Services Ltd. by the Company’s subsidiary, Shagrir Motor Vehicle Systems (see Note 1c), the subsidiary entered into a management services agreement with the Company, pursuant to which the Company will provide the subsidiary with management services with respect to its business for a period of two years starting February 28, 2005, in consideration of management fees of NIS 1 million per year, subject to certain conditions.

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:	–	SUBSEQUENT EVENTS (Cont.)

g.	Following the Shagrir Towing Services Ltd. transaction (see Note 1f), Shagrir Motor Vehicle Systems entered into a retirement agreement with three senior employees according to which salary continuation benefits shall be paid for periods of six to nine months during 2005.

h.	During February 2005, the Company completed a round of financing of $ 6,000 ($ 1,000 of which was invested by DBSI Investments Ltd., a major shareholder of the Company), in consideration of 71,428,570 of the Company’s Ordinary shares at a price per share of $ 0.084. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 15,714,284 shares of the Company, with an exercise price of $ 0.084 per share. The warrants may be exercised at any time during the period, beginning on February 28, 2005 and until the earlier of (i) April 6, 2006; or (ii) an M&A transaction.

Out of the total number of shares and warrants issued, Egged Holdings Ltd. was issued 30,952,381 shares and 6,809,523 warrants.

i.	On February 28, 2005, three senior employees of Shagrir Motor Vehicle Systems were granted options to purchase up to 2,355 shares of Shagrir Motor Vehicle Systems. The options vest over a period of 48 months. The exercise price is derived from the market value of Shagrir Motor Vehicle Systems of $ 8,000, and is subject to adjustments in case of dividend distributions or any other amounts that may be paid to shareholders of Shagrir Motor Vehicle Systems.

The options grant the employees 4.7% of the issued share capital of Shagrir Motor Vehicle Systems at the date of grant.

SHAGRIR TOWING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

SHAGRIR TOWING SERVICES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Certified Public Accountants (Isr) Member firm of Grant Thornton

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF SHAGRIR TOWING SERVICES LTD.

We have audited the accompanying consolidated balance sheets of Shagrir Towing Services Ltd. (hereinafter – the “Company”) and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the board of directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the consolidated results of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2A, the financial statements as of December 31, 2004 and for the year then ended are presented in reported amounts, in accordance with the accounting standards of the Israeli Accounting Standards Board. The financial statements as of December 31, 2003 and for the years ended until that date are presented in values adjusted as of that date to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the contents of Note 1B to the financial statements regarding an agreement that was signed for the sale of the business operations of the Company and its subsidiary.

Fahn Kanne & Co. Certified Public Accountants(Isr.)

Tel-Aviv, January 31, 2005

Head Office: Levinstein Tower 23 Menachem Begin Rd. Tel-Aviv 66184 PO Box 36172 Tel-Aviv 61361 Israel
T:	972-3-7106666
F:	972-3-7106660
E:	info@gtfk.co.il

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

		Convenience translation into US$ (Note 2A6)	New Israel Shekels
		December 31,	December 31,
	Note	2004 US$	2004 Reported amounts(1)	2003 Adjusted amounts(2)

A S S E T S
Current assets

Cash and cash equivalents		3,498	15,066	11,891
Short-term investments	3	6,495	27,982	14,484
Trade accounts receivable	4	4,406	18,979	18,074
Accounts receivable and other debit balances	5	511	2,200	827
Deferred taxes	18B	319	1,376	1,346
Inventory of tools and spare parts		181	780	804

		15,410	66,383	47,426

Long-term investments and debit balances

Investment in private investment fund	6	251	1,082	1,440
Deferred taxes	18B	116	498	1,025

		367	1,580	2,465

Fixed assets, net	7	16,326	70,334	70,086

		32,103	138,297	119,977

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Trade accounts payable	8	1,708	7,357	6,305
Unearned income		7,795	33,579	33,017
Accounts payable and other credit balances	9	2,130	9,178	10,769

		11,633	50,114	50,091

Long-term liabilities

Liability in respect of employee rights upon retirement, net	10	340	1,463	2,468
Deferred taxes	18B	87	375	-

		427	1,838	2,468

Commitments	11

Shareholders' equity

Share capital:
Ordinary shares of NIS 1 par value - Authorized: 1,500 shares at December 31, 2004 and 2003; Issued and outstanding:
1,500 shares at December 31, 2004 and 2003		21	90	90
Additional paid-in capital		8,491	36,580	36,580
Dividend declared subsequent to the balance sheet date		4,178	18,000	-
Retained earnings		7,353	31,675	30,748

		20,043	86,345	67,418

		32,103	138,297	119,977

(1)	See Note 2A.
(2)	Adjusted to the NIS of December 2003.

—————————————— Gabriel Last Chairman of the Board	—————————————— Ofer Lior Member of the Board, C.E.O.	—————————————— Joseph Regev C.F.O.

Date: January 31, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

		Convenience translation into US$ (Note 2A6)	New Israel Shekels
		Year ended December 31,	Year ended December 31,
	Note	2004 US$	2004 Reported amounts(1)	2003 Adjusted amounts(2)	2002 Adjusted amounts(2)

Revenues	12	24,462	105,381	109,020	104,783

Cost of revenues	13	16,158	69,608	71,882	66,299

Gross profit		8,304	35,773	37,138	38,484

Selling and marketing expenses	14	431	1,855	2,384	2,741

General and administrative expenses	15	1,923	8,286	8,283	8,127

Operating income		5,950	25,632	26,471	27,616

Financing income (expenses), net	16	426	1,838	4,049	(2,041)

Other income, net	17	417	1,796	610	556

Income before taxes on income		6,793	29,266	31,130	26,131

Taxes on income	18	2,400	10,339	11,149	10,499

Net income for the year		4,393	18,927	19,981	15,632

(1)	See Note 2A.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)

Year ended December 31, 2004

	New Israel Shekels
	Share capital	Additional paid-in capital	Dividend declared subsequent to the balance sheet date	Retained earnings	Total
	R e p o r t e d a m o u n t s (1)

Balance at January 1, 2004	90	36,580	-	30,748	67,418
Net income for the year	-	-	-	18,927	18,927
Dividends declared subsequent to the
balance sheet date	-	-	18,000	(18,000)	-

Balance at December 31, 2004	90	36,580	18,000	31,675	86,345

	Convenience translation into US$ (Note 2A6)
	Share capital	Additional paid-in capital	Dividend declared subsequent to the balance sheet date	Retained earnings	Total
	U S $

Balance at January 1, 2004	21	8,491	-	7,138	15,650
Net income for the year	-	-	-	4,393	4,393
Dividends declared subsequent to the
balance sheet date	-	-	4,178	(4,178)	-

Balance at December 31, 2004	21	8,491	4,178	7,353	20,043

Year ended December 31, 2002 and 2003

	New Israel Shekels
	Share capital	Additional paid-in capital	Retained earnings	Total
	A d j u s t e d a m o u n t s(2)

Balance at January 1, 2002	90	36,580	36,804	73,474

Net income for the year	-	-	15,632	15,632
Dividend	-	-	(11,790)	(11,790)

Balance at December 31, 2002	90	36,580	40,646	77,316

Net income for the year	-	-	19,981	19,981
Dividend	-	-	(29,879)	(29,879)

Balance at December 31, 2003	90	36,580	30,748	67,418

(1)	See Note 2A.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported amounts(1)	2003 Adjusted amounts(2)	2002 Adjusted amounts(2)

Cash flows from operating activities:

Net income for the year	4,393	18,927	19,981	15,632
Adjustments required to reconcile net income to net cash
from operating activities (Appendix A)	571	2,460	13,551	7,996

Net cash provided by operating activities	4,964	21,387	33,532	23,628

Cash flows from investing activities:

Proceeds from sales (purchases) of marketable securities,
net	(3,690)	(15,899)	(1,036)	786

Proceeds from (investment in) short-term deposits, net	734	3,160	11,029	(11,029)

Investment in long-term deposit	-	-	-	(3,073)

Reimbursement of investment (investment) in private
investment fund, net	81	349	(11)	2,208

Purchase of fixed assets	(1,960)	(8,442)	(5,709)	(10,000)

Proceeds from sale of fixed assets	608	2,620	3,033	2,334

Net cash provided by (used in) investing activities:	(4,227)	(18,212)	7,306	(18,774)

Cash flows from financing activities:

Dividend paid	-	-	(32,822)	(24,520)

Net cash used in financing activities	-	-	(32,822)	(24,520)

Increase (decrease) in cash and cash equivalents	737	3,175	8,016	(19,666)

Cash and cash equivalents at beginning of year	2,761	11,891	3,875	23,541

Cash and cash equivalents at end of year	3,498	15,066	11,891	3,875

(1)	See Note 2A.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

APPENDIX TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Appendix A: Adjustments required to reconcile net income to net cash from operating activities

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported amounts(1)	2003 Adjusted amounts(2)	2002 Adjusted amounts(2)

Income and expenses not involving cash flows from operatingactivities:

Depreciation	1,713	7,379	7,690	7,571

Deferred taxes, net	202	872	133	(732)

Liability for employee rights upon retirement, net	(233)	(1,005)	366	(315)

Erosion of long-term deposit	-	-	(87)	-

Net loss (gain) on marketable securities	(176)	(759)	(1,346)	2,609

Capital gain on sale of fixed assets	(419)	(1,805)	(1,288)	(1,191)

Share in losses of private investment fund	2	9	678	635

Changes in assets and liabilities:

Decrease (increase) in trade accounts receivable	(210)	(905)	536	(717)

Decrease (increase) in accounts receivable and other
debit balances	(319)	(1,373)	4,601	(1,710	)(*)

Decrease (increase) in inventory of tools and spare parts	6	24	(36)	-

Decrease (increase) in trade accounts payable	244	1,052	232	(7	)(*)

Increase (decrease) in unearned income	130	562	(226)	815

Increase (decrease) in accounts payable and other credit
balances	(369)	(1,591)	2,298	1,038	(*)

	571	2,460	13,551	7,996

Appendix B: Material non-cash activities

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported amounts(1)	2003 Adjusted amounts(2)	2002 Adjusted amounts(2)

Dividends declared, not yet paid	-	-	-	2,943

(1)	See Note 2A.
(2)	Adjusted to the NIS of December 2003.
(*)	Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1	–	GENERAL

A.	Shagrir Towing Services Ltd. (hereafter: “the Company”) is owned and controlled jointly, in equal shares, by Delek Automotive Systems Ltd., Atara Investment Company Ltd., and Clal Insurance Company Ltd. The Company’s major operations are carried out through Shagrir (1985) Ltd., a wholly-owned subsidiary (hereinafter – the “Subsidiary”), a company engaged in the provision of towing and road-repair services to motor vehicles and in the provision of replacement vehicle services.

B.	Subsequent to the balance sheet date, on January 3, 2005, the Company and its subsidiary (hereinafter – “Shagrir”) entered into an agreement with Pointer (of Eden Telecom) Ltd. (hereinafter – the “Purchaser”), whereby the Purchaser would purchase from Shagrir all of the Shagrir’s goodwill in the area of towing and road-repair services and replacement vehicle services, including proprietary rights, the name “Shagrir”, its trademark, its database of existing customers, intangible rights and their related assets, as well as Shagrir’s commitments (all hereinafter – the “Operations”), as well as all of the assets and liabilities in connection with the Operations, as defined in the agreement (hereinafter- the “Net Assets”) (all hereinafter – the “Transaction”).

The consideration for the Transaction amounts to NIS 190 million, to be paid upon the consummation of the Transaction, as well as an additional amount equal to the carrying value of the Net Assets of Shagrir (hereinafter – the “Consideration”). Upon consummation of the Transaction, an advance of NIS 10 million shall be paid on account of the Net Assets, and following the consummation of the Transaction, the parties will make an accounting in respect of the Consideration for the Net Assets, following an arbitration process stipulated in the agreement.

An amount of NIS 40 million out of the Consideration will be financed through a loan (the “Loan”) to be granted by Shagrir to the Purchaser, against a second degree lien on all of the Purchaser’s rights to receive funds from the Clal and Phoenix insurance companies under the service agreements between the Purchaser and each of these two insurance companies. The Shagrir loan is linked to the ICPI and bears linked interest at a rate of 6.5% per annum (hereinafter – the “Shagrir Interest”). The Loan is repayable in 20 equal and consecutive quarterly payments (principal and interest), with the first payment on account of the Shagrir loan being due at the end of the twelve-month period following the date of consummation of the Transaction, and the last payment being due 72 months following the date of consummation of the Transaction.

The date of consummation was set as 5 days following the fulfillment of the last of the pre-conditions as detailed below, but no later than 180 days after the signing of the agreement or some later date to be agreed upon between the parties.

Consummation of the Transaction is subject to the fulfillment of several pre-conditions which are stipulated in the agreement, including the approval of the Commissioner of Restrictive Trade Practices, an undertaking pertaining to the transition of employees, obtaining bank financing by the Purchaser, and assignment of all material agreements by Shagrir to the Purchaser.

The agreement stipulates that, at the date of the accounting, Shagrir will pay the Purchaser all of the profits that accrued to Shagrir in respect of the sold Operations, commencing on the Effective Date (as defined below), until the date of consummation, and the Purchaser will pay Shagrir the Interest on the Consideration in an amount equal to the Shagrir Interest for that period.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	GENERAL (cont.)

B.	(cont.)

The “Effective Date”, in the event that the Consummation Date is prior to March 15, 2005, will be December 31, 2004. In the event that the Consummation Date is between March 15, 2005 and May 31, 2005, the Effective Date will be March 31, 2005. And, in the event that the Consummation Date is after May 31, 2005, the Effective Date will be June 30, 2005.

Without taking into consideration the amount of the profits that Shagrir will pay the Purchaser and the amount of the Shagrir Interest that the Purchaser will pay Shagrir, if at all, as above, Shagrir estimates that the Transaction, should it be consummated, will earn Shagrir an after-tax profit of NIS 133.5 million.

C.	In these financial statements, the following terms are defined as follows:

“Related parties” – as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

“Subsidiary” – a company over which the Company has direct or indirect control (by holding most of the voting rights and the rights to appoint directors therein), and whose financial statements, therefore, are consolidated with those of the Company.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel, which differ in certain respects from those generally accepted in the United States, as described in Note 20.

The significant accounting policies that were applied in the preparation of the consolidated financial statements, are as follows:

A.	The measurement basis for the financial statements

1.	Definitions

A.	Adjusted amount – a nominal historical amount adjusted to the Index of December 2003, in accordance with the provisions of Opinions 23 and 36 of the Institute of Certified Public Accountants in Israel.

B.	Reported amount – an adjusted amount as of December 31, 2003, plus amounts in nominal values added subsequent to December 31, 2003, less amounts deducted subsequent to December 31, 2003.

2.	Adjusted financial statements

Until December 31, 2003, the financial statements of the Company and its subsidiary were presented on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (NIS), in accordance with the provisions of opinions of the Institute of Certified Public Accountants in Israel. The amounts in the financial statements until that date were stated in adjusted shekels having identical purchasing power (NIS of December 2003), on the basis of changes in the Index.

The adjustment of the financial statements was based on the accounts of the Company and its subsidiary. Such accounts are maintained on a regular basis in nominal shekels.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	The measurement basis for the financial statements (cont.)

2.	Adjusted financial statements (cont.)

The principles used in adjusting the financial statements are presented below, as follows:

a.	Balance sheet

Non-monetary items (e.g., fixed assets, unearned income, and share capital) were adjusted for changes in the Index, from the Index of the month in which they were purchased or generated, until the Index of the month of the balance sheet date.

Monetary items are presented in the adjusted balance sheet at their nominal values.

b.	Income statement

–	Revenues from sales were adjusted for changes in the Index, from the date of the transaction to the month of the balance sheet date.

–	Expenses relating to allowances included in the balance sheet (e.g., allowance for vacation pay, deferred taxes, and liability for employee rights upon retirement) are based on an analysis of the adjusted changes in the concurrent balance sheet item.

–	Revenues and expenses deriving from non-monetary items (mainly depreciation) were adjusted on the basis of specific indices, concurrent with the adjustment of the balance sheet item.

–	Expenses, except for those deriving from non-monetary items, expenses relating to allowances included in the balance sheet, and the financing component, were adjusted for changes in the Index from the month of the transaction to the month of the balance sheet date.

–	The net financing component reflects financing income and expenses in real terms, the erosion of financial items during the year, and gains and losses on the sale or revaluation of marketable securities.

c.	Statement of changes in shareholders’ equity

A dividend that was declared and paid in the year in which it was declared was adjusted on the basis of the changes in the Index from the time of the actual payment to the Index of December 2003. A dividend that was declared and not paid as of the balance sheet date was included at its unadjusted nominal value.

3.	Discontinuance of Adjustment of Financial Statements

On January 1, 2004, Standard No. 12, “Discontinuance of Adjustment of Financial Statements” became effective. According to the Standard, financial statements are no longer adjusted for inflation commencing on that date.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	The measurement basis for the financial statements (cont.)

4.	Point of departure for financial statement presentation subsequent to December 31, 2003

a.	In the past, the Company presented its financial statements on the basis of historical cost, adjusted for changes in the Israeli Consumer Price Index. The adjusted values, as above, presented in the financial statements as of December 31, 2003 (the transition date), served as the point of departure for financial reporting as of January 1, 2004. Additions made during the reporting period are presented in nominal shekel values.

b.	The amounts of non-monetary assets do not necessarily reflect the economic or realizable value of such assets. Rather, they reflect the reported value of the assets.

c.	The term “cost” as used in the financial statements refers to cost in reported values.

d.	Comparative data for prior periods were adjusted to the Israeli Consumer Price Index of December 2003.

5.	Financial statements in reported amounts

a.	Balance sheet

1.	Non-monetary items are presented in reported amounts.

2.	Monetary items are presented in the balance sheet in nominal values as of the balance sheet date.

b.	Income statement

1.	Revenues and expenses deriving from non-monetary items or from reserves included in the balance sheet are derived from the difference between the reported amount at the beginning of the period and the reported amount at the end of the period.

2.	The remainder of the income statement items are presented in nominal amounts.

c.	Statement of changes in shareholders’ equity A dividend declared during the reporting period is presented at nominal values (regardless of whether paid or not).

6.	Convenience translation into US dollars (“dollars” or “US$”)

The NIS figures at December 31, 2004 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2004 (US$ 1 = NIS 4.308). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Assets and liabilities denominated in, or linked to, foreign currency

1.	Assets and liabilities denominated in, or linked to, foreign currency are presented on the basis of the representative rate of exchange as of the balance sheet date.

2.	Assets and liabilities linked to the Index are presented on the basis of the linkage terms of each balance.

3.	Linkage and exchange rate differentials are recorded when incurred.

4.	Data pertaining to the rate of increase (decrease) of the I.C.P.I. and the exchange rates of the U.S dollar are presented below:

	Year ended December 31,
	2004	2003	2002
	%	%	%

I.C.P.I	1.21	(1.89)	6.50
Representative exchange rate of U.S. dollar	(1.62)	(7.56)	7.27

C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant intercompany transactions and balances were eliminated in consolidation.

D.	Cash and cash equivalents

The Company considers all highly liquid investments to be cash equivalents. These include short-term (up to three month) bank deposits that are not restricted as to withdrawal or use, with original periods to maturity which do not exceed three months.

E.	Marketable securities

Investments in marketable securities which constitute short-term investments are presented at market value. Changes in the value of these securities are reported as income or expenses as part of the financing component.

F.	Allowance for doubtful accounts

The allowance for doubtful debts is determined partially on the basis of specific debts and partially on the basis of a global calculation, in respect of debts, the collection of which, Company (or Subsidiary) Management believes to be doubtful.

G.	Inventory of tools and spare parts

The inventory of tools and spare parts is presented at the lower of cost or market value.

H.	Investments

The investment in a private investment fund is presented on the basis of the equity method.

I.	Fixed assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method, at annual rates considered adequate to fully depreciate the assets over their estimated useful lives.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Deferred taxes

Deferred taxes are computed in respect of timing differences of income and expenses as reported in the financial statements and as reported for income tax purposes, as well as in respect of the adjustment of non-monetary assets, between their adjusted value and their value as recognized for tax purposes. The deferred taxes were computed according to the tax rates expected to prevail when they are realized, on the basis of the tax laws that were applicable on the balance sheet date.

In computing the deferred taxes, we did not take into consideration any taxes that would be due in the event of the sale of the investment in the Subsidiary, as long as there is a high degree of certainty that the subsidiary will not be sold in the foreseeable future, and that the Company’s policy regarding withdrawal of a dividend from the Subsidiary will not generate any additional tax liability for the Company.

K.	Revenue recognition

Revenues from subscriptions are recognized pro rata over the subscription period.

Revenues from operating services and sales of spare parts are recognized when the service is rendered or the merchandise is supplied to the customers, as applicable.

Management fees are recognized pro rata over the service period.

Rental revenues are recognized over the rental period.

L.	Impairment of assets

The Company periodically assesses the need to write-down the value of its assets in accordance with the provisions of Israeli Accounting Standard No. 15 – Impairment of assets (hereinafter – the “Standard”). The standard sets down the required accounting treatment and presentation in the event of a decline in asset value. The Standard mandates recognition of a loss on the value of an asset whenever the asset’s book value exceeds its recoverable amount.

M.	Use of estimates in preparing financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements, the disclosure of contingent assets and liabilities as of the balance sheet date, and amounts of revenues and expenses reported during the period under report. Actual results may differ from those estimates.

N.	Disclosure of the effects of new accounting standards in the period prior to implementation

In July 2004, the Israeli Accounting Standards Board issued Accounting Standard No. 19 – Taxes on Income. The standard stipulates the required accounting treatment (recognition, measurement, presentation, and disclosure) for taxes on income.

The standard applies to the financial statements in respect of periods commencing on or after January 1, 2005 and will be adopted, except for extraordinary circumstances, by way of a cumulative effect as of the beginning of the year of a change in accounting method.

The Company is of the opinion that the effect of the new standard on the results of its operations, its financial position and its cash flows will be immaterial.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 3	–	SHORT-TERM INVESTMENTS

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported amounts	2003 Adjusted amounts

Marketable securities:

Government bonds	4,632	19,953	9,274
Corporate bonds	1,042	4,490	947
Trust funds	821	3,539	996
Others	-	-	107

	6,495	27,982	11,324
Bank deposit - linked to the ICPI bearing annual
interest at 2.9%	-	-	3,160

	6,495	27,982	14,484

NOTE 4	–	TRADE ACCOUNTS RECEIVABLE

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported amounts	2003 Adjusted amounts

Open accounts	2,500	10,770	9,839
Post-dated checks	51	221	327
Credit companies	294	1,267	1,445
Income receivable	1,707	7,352	7,194

	4,552	19,610	18,805

Less: allowance for doubtful accounts	(146)	(631)	(731)

	4,406	18,979	18,074

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 5	–	ACCOUNTS RECEIVABLE AND OTHER DEBIT BALANCES

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Institutions	383	1,651	290
Advances to suppliers	-	-	279
Prepaid expenses	74	317	25
Loans to employees	54	232	233

	511	2,200	827

NOTE 6	–	INVESTMENT IN PRIVATE INVESTMENT FUND

A.	The amount represents the investment in a private investment fund (hereinafter – the “Fund”) in which the Company holds a 7.1% share (through its subsidiary). The Fund deals mainly in investing a variety of companies.

B.	Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Cost of investment	1,923	8,284	8,124
Accumulated losses from date of investment in the
Fund	(335)	(1,444)	(1,435)
Distributions	(1,337)	(5,758)	(5,249)

	251	1,082	1,440

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 7	–	FIXED ASSETS, NET

Composition:

	New Israel Shekels
	Property owned outright	Fleet of replacement vehicles	Vehicles and towing equipment	Service vans	Motor vehicles	Furniture and other equipment	Total
	R e p o r t e d a m o u n t s

Cost

Balance at January 1, 2004	60,643	5,471	14,885	6,152	1,306	14,071	102,528
Acquisitions	155	3,303	2,270	1,543	231	940	8,442
Disposals	-	(1,654)	(2,896)	(1,559)	(317)	(1,138)	(7,564)

Balance at December 31, 2004	60,798	7,120	14,259	6,136	1,220	13,873	103,406

Accumulated depreciation

Balance at January 1, 2004	10,331	1,814	9,784	3,991	338	6,184	32,442
Acquisitions	830	1,528	1,859	823	182	2,157	7,379
Disposals	-	(996)	(2,896)	(1,499)	(222)	(1,136)	(6,749)

Balance at December 31, 2004	11,161	2,346	8,747	3,315	298	7,205	33,072

Depreciated cost

December 31, 2004	49,637	4,774	5,512	2,821	922	6,668	70,334

December 31, 2003	50,312	3,657	5,101	2,161	968	7,887	70,086

Annual depreciation rates	4%	25%	20%	15%	15%	7%-33%

	Convenience translation into US$ (Note 2A6)
	Property owned outright	Fleet of replacement vehicles	Vehicles and towing equipment	Service vans	Motor vehicles	Furniture and other equipment	Total
	U S $

Cost

Balance at January 1, 2004	14,077	1,270	3,455	1,428	303	3,266	23,799
Acquisitions	36	767	527	358	54	218	1,960
Disposals	-	(384)	(672)	(362)	(74)	(264)	(1,756)

Balance at
December 31, 2004	14,113	1,653	3,310	1,424	283	3,220	24,003

Accumulated depreciation

Balance at January 1, 2004	2,398	421	2,271	926	79	1,435	7,530
Acquisitions	193	355	432	191	42	501	1,714
Disposals	-	(231)	(672)	(348)	(52)	(264)	(1,567)

Balance at
December 31, 2004	2,591	545	2,031	769	69	1,672	7,677

Depreciated cost

December 31, 2004	11,522	1,108	1,279	655	214	1,548	16,326

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 8	–	TRADE ACCOUNTS PAYABLE

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Open accounts	1,286	5,538	4,749
Post-dated checks	422	1,819	1,556

	1,708	7,357	6,305

NOTE 9	–	ACCOUNTS PAYABLE AND OTHER CREDIT BALANCES

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Employees and institutions in respect thereof	2,011	8,666	8,990
Government institutions	119	512	1,779

	2,130	9,178	10,769

NOTE 10	–	LIABILITY IN RESPECT OF EMPLOYEE RIGHTS UPON RETIREMENT, NET

A.	Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Liability in respect of employee rights upon
retirement	2,686	11,568	9,869
Less: funded portion in provident and pension
funds with insurance companies	(2,346)	(10,105)	(7,401)

	340	1,463	2,468

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 10	–	LIABILITY IN RESPECT OF EMPLOYEE RIGHTS UPON RETIREMENT, NET (cont.)

B.	The liability of the Company and its subsidiary (hereinafter – the Group) for employee severance pay in respect of most of the employees is covered by regular deposits to provident and pension funds, insurance companies, and a deposit in a central severance pay fund. Amounts accumulated in the pension and provident funds, in the insurance companies, and in the central fund are under the control and management of the companies. The liability of the Group companies in respect of employee rights upon retirement that are covered by insurance plans that are neither managed or controlled by the companies are not included in the financial statements.

The funded portion includes accrued income and can be withdrawn only in accordance with the provisions of the Severance Pay Law.

NOTE 11	–	COMMITMENTS

A.	Subsequent to the balance sheet date, on January 3, 2005, an agreement was signed between the Company and its subsidiary (“Shagrir”) and Pointer (of Eden Telecom) Ltd. for the sale of the business activity of Shagrir. See Note 1B above.

B.	As part of the agreement described in Note 1B above, it was stipulated that at the date of consummation, Neksus Telocation Systems Ltd., the parent company of the Purchaser (“Neksus”), will grant Shagrir an option (the “Shagrir Option”) to purchase from Neksus up to 25,000,000 ordinary shares of Neksus, par value NIS 0.03 each, listed for trade in the U.S. The Shagrir Option is exercisable commencing on the Date of Consummation, for a 24-month period from that date. The exercise price of each option is U.S.$ 0.18 a share (subject to adjustments, as explained in the Option agreement).

The quoted share value of Neksus as of the date of the signing of the agreement and the date of the signing of the financial statements was US$ 0.12 and US$ 0.17, respectively.

Shagrir is entitled to transfer the Shagrir Option to its shareholders and/or part of them.

NOTE 12	–	REVENUES

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Subscriptions	20,891	89,999	94,047	91,785
Operational activity and sale of spare parts	3,535	15,228	14,840	12,797
Others	36	154	133	201

	24,462	105,381	109,020	104,783

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 13	–	COST OF REVENUES

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Payroll and related expenses	6,657	28,676	28,875	26,078
Rent of replacement vehicles	1,577	6,795	7,970	7,941
Cost of maintenance of replacement vehicles	247	1,065	1,331	1,010
Operation of towing and service vehicles	2,251	9,696	8,504	7,370
Purchase of spare parts for sale	731	3,148	3,410	2,393	(*)
Subcontractors	1,961	8,450	9,464	10,041
Depreciation	1,564	6,739	7,028	6,760
Others	1,170	5,039	5,300	4,706	(*)

	16,158	69,608	71,882	66,299

(*)	Reclassified.

NOTE 14	–	SELLING AND MARKETING EXPENSES

Composition :

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Payroll and related expenses	344	1,482	1,438	1,417
Advertising	87	373	946	1,324

	431	1,855	2,384	2,741

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 15	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Payroll and related expenses	1,362	5,868	5,247	4,937
Depreciation	149	640	662	811
Professional services	73	313	493	496
Office and related expenses	59	256	265	296
Insurance	70	302	281	238
Vehicle maintenance	77	332	313	276	(*)
Taxes and levies	-	-	352	334
Expenses (income) in respect of doubtful and
bad accounts	31	134	141	163
Others	102	441	529	576	(*)

	1,923	8,286	8,283	8,127

(*)	Reclassified.

NOTE 16	–	FINANCING INCOME (EXPENSES), NET

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Gain (loss) from marketable securities (*)	319	1,375	2,071	(1,523)
Interest from short-term deposits, net	140	604	1,528	447
Others (including 2003 and 2002 erosion of
monetary items, net)	(33)	(141)	450	(965)

	426	1,838	4,049	(2,041)

(*)	Including interest on income from investment in bonds.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 17	–	OTHER INCOME, NET

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Gain on sale of fixed assets	419	1,805	1,288	1,191
Losses from private investment fund	(2)	(9)	(678)	(635)

	417	1,796	610	556

NOTE 18	–	TAXES ON INCOME (TAX BENEFITS)

A.	Tax expense (benefit)

Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Current taxes	2,190	9,433	10,805	10,550
Deferred taxes	202	872	133	(732)
Taxes in respect of prior years	8	34	211	681

	2,400	10,339	11,149	10,499

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 18	–	TAXES ON INCOME (TAX BENEFITS) (cont.)

B.	Deferred taxes

1)	Composition:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Assets:

Timing differences of income and expenses	435	1,874	1,957
Depreciable assets	-	-	136
Carry forward tax losses	-	-	278

	435	1,874	2,371

Liabilities:

Depreciable assets	87	375	-

2)	Deferred taxes are computed at a tax rate of 34% and presented in the balance sheets as follows:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Assets:

As part of current assets	319	1,376	1,346
As part of long-term investments and debit
balances	116	498	1,025

	435	1,874	2,371

Liabilities:

As part of long-term liabilities	87	375	-

3)	The debit balance of deferred taxes is presented in accordance with management estimates of the reasonability of the realization of the benefits in the coming years.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 18	–	TAXES ON INCOME (TAX BENEFITS) (cont.)

C.	Following is the difference between the amount of tax computed at ordinary tax rates and the amount of tax presented in the financial statements:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Tax (tax benefit) calculated based on
regular tax rates(*)	2,378	10,243	11,207	9,407
Increase (decrease) in tax liability
as a result of:
Prior years' taxes	8	34	211	681
Differences for which no deferred
taxes were provided, net	(26)	(111)	(90)	123
Erosion of tax advances	-	-	(94)	153
Non-deductible expenses, net of tax
exempt income	8	36	(156)	64
Effect of change in tax rates on
deferred taxes in opening balance	31	132	-	-
Effect of implementation of the
Adjustment Law on the calculation of
taxable income	20	88	-	-
Other differences, net	(19)	(83)	71	71

	2,400	10,339	11,149	10,499

(*) Tax rates	35%	35%	36%	36%

D.	Final tax assessments

The Company and its subsidiary have final tax assessments through the 2000 tax year.

E.	Taxes under inflationary conditions

The Company and its subsidiary are subject to the provisions of the Income Tax Law (Inflationary Adjustments) – 1985. Under this law, the results of operations are measured for tax purposes after having been adjusted for changes in the Israeli Consumer Price Index.

F.	Reduction in corporate tax rates

On June 29, 2004, the Israeli Parliament passed Amendment to the Income Tax Ordinance (No. 140 and Temporary Order) – 2004, gradually reducing the tax rate applicable to the Company, commencing on January 1, 2004, from 35% in 2004 to 30% in 2007. Publication of the Amendment in respect of 2004 resulted in a reduction of NIS 130 thousand in the consolidated tax expense for the year ended December 31, 2004.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 19	–	RELATED PARTIES

A.	Balances with related parties

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	December 31,	December 31,
	2004 US$	2004 Reported	2003 Adjusted
		amounts	amounts

Trade accounts receivable (*)	1,154	4,973	5,570

(*)	The credit terms of related parties are identical with those granted to other customers.

B.	Transactions with related parties

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Revenue from services	8,482	36,539	37,708	39,184
Purchase of fixed asset and a fleet of
vehicles	386	1,665	804	565

NOTE 20	–	EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF MATERIALDIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP), as described below:

A.	Financial statements in adjusted NIS:

In accordance with Israeli GAAP, throughout December 31, 2003, the group adjusted the financial statements for the effects of inflation in Israel. According to Accounting Standard No. 12, the adjustments for changes in the Israeli Consumer Price Index are no longer required (see also Note 2A).

US GAAP does not generally provide for the adjustment of financial statements for the impact of inflation for entities which do not operate in an hyperinflationary economy. Pursuant to Securities and Exchange Commission requirements applicable to foreign private issuers, the Company has not included the impact of inflationary accounting applied under Israeli GAAP in the accompanying reconciliation to US GAAP.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 20	–	EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (cont.)

B.	Impairment of assets:

The Company applies Israeli Accounting Standard No. 15 regarding impairment of assets. According to this Standard, if the carrying amount of an asset exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use in the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

According to US GAAP (SFAS 144 – “Accounting for the Impairment of Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under US GAAP.

Under Israeli GAAP an impairment loss previously recognized should be reversed when there has been a change in the estimates used to determine the asset’s recoverable amount since the impairment was recognized.

Under US GAAP restoration of a previously recognized impairment loss is prohibited. The adjusted carrying amount of the asset impaired is its new cost basis.

C.	Dividend declared subsequent to balance sheet date:

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity. Under US GAAP, the dividends are not recorded as a separate component in shareholders’ equity.

D.	Classification of certain expenses:

Under Israeli GAAP gain on sale of fixed assets amounting to approximately NIS 1,805, NIS 1,288 and NIS 1,191 for the years ended December 31, 2004, 2003 and 2002 respectively, is included in non-operating income whereas in accordance with US GAAP such items are included in operating income.

E.	Liability in respect of employee rights upon retirement:

According to US GAAP, the liability in respect of employee rights upon retirement and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance funds.

According to Israeli GAAP, the liability in respect of employee rights upon retirement is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

SHAGRIR TOWING SERVICES LTD. AND ITS CONSOLIDATED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(In thousands)

NOTE 20	–	EFFECT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (cont.)

F.	Statements of cash flows

1.	Classification of marketable securities:

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to US GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as held for trading are included in cash flows from operating activities.

2.	Classification of amounts in respect of severance pay liability and amounts funded

Under Israeli GAAP, amounts funded in respect of the severance pay liability are deducted from the related liability. Under US GAAP, the amounts funded should be presented as a long-term investment among the Company’s assets. Correspondingly, under Israeli GAAP, the change in the liability net of amounts funded are classified as operating activity, while under US GAAP, the change in the amounts funded is to be classified as investing activity.

3.	Supplemental disclosure of cash flow information:

	Convenience translation into US$ (Note 2A6)	New Israel Shekels
	Year ended December 31,	Year ended December 31,
	2004 US$	2004 Reported	2003 Adjusted	2002 Adjusted
		amounts	amounts	amounts

Interest paid	-	-	-	-

Income taxes paid	2,617	11,276	11,182	10,489

UNAUDITED PRO FORMA FINANCIAL INFORMATION

          The following unaudited pro forma condensed consolidated balance sheet and statements of operations are set forth herein to give effect to the acquisition (as more fully described below) of the activity of Shagrir Towing Services Ltd. by Shagrir Motor Vehicle Systems (former Pointer (Eden Telecom Group) Ltd), a subsidiary of Nexus Telocation Systems Ltd. (“Nexus” or “the Company”), which closed on February 28, 2005 (“closing”) by combining the historical Statements of Operations of Nexus and the historical Statements of Operations of Shagrir Towing Services Ltd for the year ended December 31, 2004 as if such acquisition had occurred as of January 1, 2004. In addition, the unaudited pro forma condensed consolidated statement of operations combines the pro forma results of Operations of Nexus and Shagrir Motor Vehicle Systems with the historical Statements of Operations of Shagrir Motor Vehicle Systems for the period of six month ended June 30, 2004, as if Shagrir Motor Vehicle Systems was acquired on January 1, 2004.

          The pro forma balance sheet combines the historical balance sheet as of December 31, 2004 of Nexus with the assets and liabilities acquired and the financing that the Company obtained to finance the acquisition as if the acquisition has occurred on December 31, 2004.

          The financial data included for Shagrir Towing services reflects the business and operations which have been carved out from the financial statements of Shagrir Towing services Ltd. using the historical results of operations of the business that the Company acquired as if the acquired business was a separate entity. The financial data include certain allocations of assets, liabilities income and expenses. The statement of income includes the income and costs directly attributable to the acquired business and includes charges for shared facilities, functions and services. Management believes that the allocations were made on a reasonable basis and would not have been materially different if the acquired business had operated as a stand-alone entity.

          The condensed consolidated pro forma information is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations that would have actually been reported on a historical basis, had the acquisition occurred at the periods presented, nor do they represent a forecast of the consolidated future results of operations for any future period. All information contained herein should be read in conjunction with the financial statements and the notes thereto of Nexus, which have been incorporated herein by reference and the financial statements and notes thereto of Shagrir Towing Services Ltd. included herein.

          On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities, the assets and liabilities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. (a wholly owned subsidiary) by the Company’s subsidiary Shagrir Motor Vehicle Systems, in consideration for approximately NIS 200,000 thousand. Shagrir Towing Services Ltd. is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir Motor Vehicle Systems funded the acquisition as follows:

1.

NIS 100,000 thousand ($ 22,952 thousand as of February 28, 2005) were funded by a loan provided to Shagrir Motor Vehicle Systems by Bank Hapoalim B.M.. NIS 30,000 thousand represent a credit line for a period of two years with an interest rate of Prime + 0.5%. NIS 70,000 thousand were provided for a period of 8 years (an interest rate of 7.39% with respect to NIS 35,000 thousand and an interest rate of 5.5% and a linkage to the Israeli CPI with respect to the additional NIS 35,000 thousand). The Company granted to Bank Hapoalim B.M. a warrant to purchase up to 10,000,000 Ordinary shares of the Company, at a price per share of $ 0.18.

Under the credit facility from Bank Hapoalim B.M., Shagrir Motor Vehicle Systems is required to meet financial covenants, as described in the commitment letter, commencing December 31, 2005.

2.

NIS 36,400 thousand ($ 8,354 thousand as of February 28, 2005) were funded by a group of investors lead by Gandyr Investments Ltd. and Egged Holdings Ltd. (Gandyr Investments Ltd. and Egged Holdings Ltd. will be referred to as “the investors”).

Shagrir Motor Vehicle Systems raised from the investors cash in consideration for the issuance of a convertible debt. The debt is for a period of 10 years, denominated in NIS linked to the Israeli CPI and bears annual interest of 4% for the first two years and 7.5% for the remaining period. The debt is convertible during the first 2 years into shares of the Company (at $ 0.18 per share) or into shares of Shagrir Motor Vehicle Systems (60% of the conversion rights at NIS 729 per share and 40% of the conversion rights at NIS 729-937 per share according to the exercise date), at the discretion of the debt holders (“the Embedded Call Option”). If the investors do not convert the debt into shares of Shagrir Motor Vehicle Systems or shares of the Company, Shagrir Motor Vehicle Systems, can, at the end of the first two-year period, force the conversion of the debt (up to 60% of the conversion rights) into Shagrir Motor Vehicle Systems’ shares at NIS 729 per share (“the Embedded Put Option”).

3.

NIS 8,714 thousand ($ 2,000 thousand as of February 28, 2005) were funded by a convertible loan provided by Egged Holdings Ltd. The loan shall bear an annual interest rate of three months’ LIBOR +3.5%. The principle loan amount shall be repaid in 17 equal quarterly installments, commencing 36 months from the closing date.

The lender shall be entitled to convert the loan into Ordinary shares of the Company (at a conversion price of $ 0.219 per share) or into shares of Shagrir Motor Vehicle Systems (at a conversion price of NIS 924). The conversion into shares of Shagrir Motor Vehicle Systems is limited to such number of shares that will enable the Company to retain holdings of at least 50.1% of the share capital of Shagrir Motor Vehicle Systems, on a fully diluted basis.

4.

NIS 40,000 thousand ($ 9,181 thousand as of February 28, 2005) were funded by a loan to be repaid by Shagrir Motor Vehicle Systems to Shagrir Towing Services Ltd. The loan will be repaid in 20 quarterly payments linked to the Israeli CPI and bears an annual interest rate of 6.5%.

In addition, the Company granted to Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. together a warrant to purchase up to 25,000,000 Ordinary shares of the Company at a price per share of $ 0.18 for a period of 24 months.

5.

The Company invested an amount of NIS 4,550 thousand ($ 1,000 thousand) in the share capital of Shagrir Motor Vehicle Systems. In addition, the Company and the investors provided additional loans in the amount of NIS 10,000 thousand ($ 2,296 thousand) (NIS 5,000 thousand each).

The NIS 10,000 thousand loans are linked to the Israeli CPI and bearing an annual interest rate of 6.5%. They shall be repaid in nine quarterly installments, commencing six months from February 28, 2005.

6.

During February 2005, the Company completed a round of financing of $ 6,000 thousand ($ 1,000 thousand of which was invested by DBSI Investments Ltd., a major shareholder of the Company), in consideration of 71,428,570 of the Company’s Ordinary shares at a price per share of $ 0.084. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 15,714,284 shares of the Company, with an exercise price of $ 0.084 per share. The warrants may be exercised at any time during the period, beginning on February 28, 2005 and until the earlier of (i) April 6, 2006; or (ii) an M&A transaction.

The consideration comprised of the following:

U.S dollars in thousands

Cash	$34,828
Fair value of the loan from Shagrir Towing Services Ltd.	8,006
Warrants to purchase Nexus shares	644
Transactions costs	331

Total consideration – purchase price	$43,809

The acquisition was accounted for using the purchase method of accounting as determined in SFAS No. 141 and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on their estimated fair value at the date of acquisition.

Based upon a valuation of assets acquired and liabilities assumed, Shagrir Motor Vehicle Systems allocated the total cost of the acquisition, as follows:

U.S dollars in thousands

Net working capital	$(4,076)
Property and equipment and other assets	8,078
Long-term liabilities	(2,323)
Customer relationship	8,558
Brand name	1,920
Goodwill	31,652

Total purchase price	$43,809

The amortization of the customer list and the brand name on a straight line basis is $ 1,310 thousands per annum.

Nexus Telocation Systems Ltd.
Unaudited Pro Forma Condensed Consolidated Statement of operations
For The Year Ended December 31, 2004
(U.S dollars in thousands)

	Nexus Telocations Systems and its subsidiaries 12 months ended December 31, 2004 (actual)	Shagrir Towing Services Ltd. 12 months ended December 31, 2004 (curved-out)	Pro Forma Adjustments 1		Pro Forma as Adjusted for the acquisition of Shagrir Towing	Shagrir Motor Vehicle Systems Ltd. 6 months ended June 30, 2004 (actual)	Pro Forma Adjustments 2		Pro Forma as Adjusted

Revenues	10,969	25,450			36,419	5,923	(1,168	) A2	41,174

Cost of revenues	7,542	16,811	(120	) A1	24,509	3,608	(1,119	) A2	26,998

			81	B1

			195	C1

Gross Profit	3,427	8,639	(157)		11,910	2,315	(49)		14,176

Research and development, net	482	-	-		482	-	-		482
Sales and marketing	1,588	448	-		2,036	876	-		2,912
General and administrative	2,887	2,001	(60	) Al	4,869	886	-		5,755
			41	Bl
Amortization of deferred stock-based compansation	465	-			465	-	-		465
Amortization of intangible assets	932	-	1,273	Cl	2,205	-	857	B2	3,062

Total operating expenses	6,354	2,449	1,254		10,057	1,762	857		12,676

Operating profit (loss)	(2,927)	6,190	(1,411)		1,852	553	(906)		1,499

Financial Income (expenses), net	(758)	443	(328	) D1	(3,636)	(564)	-		(4,200)
			(2,994	) E1
Other income (expenses), net	(42)	434			392	-	-		392

Income (loss) before income taxes	(3,727)	7,067	(4,733)		(1,392)	(11)	(906)		(2,309)
Income taxes	(37)	(2,497)	2,534	F1	-				-

Net income (loss)	(3,764)	4,570	(2,199)		(1,392)	(11)	(906)		(2,309)

Basic and Diluted Pro forma net loss per common share:	(0.03)				(0.006)				(0.011)

Pro forma weighted average shares outstanding	145,746,990				216,980,401				216,980,401

A1	Elimination of current depreciation costs with respect to real estate (offices in Holon) which is not aquired along with the other operational assets.

B1	Additional lease expenses with respect to real estate (offices in Holon) which is not aquired along with the other operational assets.

C1	Amortization of intangible assets acquired by Shagrir Motor vehicle Systems.

D1	Elimination of financial income derived from deposits, cash and cash equivalents which are not transferred along with all other operational assets.

E1	Financial expenses derived from financing the transaction.

F1	Elimination of Shagrir Towing services tax expenses since after it’s acquisition by Shagrir Motor Vehicle Systems, the consolidated company will bear loses.

A2	Eliminations of inter-company sales (out of which 49,000 $ reflects purchasing of property and equipment in Shagrir Motor Vehicle Systems).

B2	Amortization of intangibles assets incurred in the acquisition of Pointer for the 6 months ended June 30, 2004.

Nexus Telocation Systems Ltd.
Unaudited Pro Forma Condensed Consolidated Balance sheet
As of December 31, 2004
(U.S dollars in thousands)

	Nexus Telocations Systems and its subsidiaries December 31, 2004 (actual)	Acquisition of Shagrir Towing Services Ltd	Pro forma balance sheet December 31, 2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75	$4,852	$4,927
Short-term investments	15	-	15
Trade receivables	3,828	5,785	9,613
Other accounts receivable and prepaid expenses	639	337	976
Inventories	1,343	187	1,530

Total current assets	5,900	11,161	17,061

LONG-TERM ASSETS:
Long-term accounts receivable	230	-	230
Severance pay fund	751	2,318	3,069
Property and equipment, net	2,670	5,760	8,430
Goodwill	13,154	31,652	44,806
Other intangible assets, net	2,808	10,478	13,286

Total long-term assets	19,613	50,208	69,821

Total assets	$25,513	$61,369	$86,882

Nexus Telocation Systems Ltd.
Unaudited Pro Forma Condensed Consolidated Balance sheet
As of December 31, 2004
(U.S dollars in thousands)

	Nexus Telocations Systems and its subsidiaries December 31, 2004 (actual)	Acquisition of Shagrir Towing Services Ltd	Pro forma balance sheet December 31, 2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term bank loans	$7,064	$4,265	$11,329
Trade payables	2,894	1,216	4,110
Other accounts payable and accrued expenses	2,640	11,722	14,362

Total current liabilities	12,598	17,203	29,801

LONG-TERM LIABILITIES:
Long-term loans	4,572	34,916	39,488
Accrued severance pay	1,257	2,323	3,580

	5,829	37,239	43,068

Total shareholders’ equity	7,086	6,927	14,013

Total liabilities and shareholders’ equity	$25,513	$61,369	$86,882