Form 20-F/A
period 2004-12-31
NEXUS TELOCATION SYSTEMS LTD
filed 2005-10-26
CIK 920532

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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

Item 17 ☐     Item 18 ☒

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F for the fiscal year ended December 31, 2004 is filed for the purpose of amending Item 10B of the original annual report to include additional corporate governance practices in which we are following home country practices in accordance with NASDAQ Marketplace Rule 4350(a)1.

Therefore, this Form 20-F/A consists of a cover page, this explanatory note, Item 10B (as amended), the signature page and the required certifications of our chief executive officer and the person serving in the capacity of our financial officer.

This amendment does not reflect events occurring after the filing of the original Form 20-F for the fiscal year ended December 31, 2004, and should not be viewed as updating any information contained therein. Except as described above, no change has been made to our annual report on Form 20-F filed on June 30, 2004.

ITEM 10.	ADDITIONAL INFORMATION

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

—

Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, our board of the compensation of our executive officers. See also “Item 10B – Additional Information – Memorandum and Articles of Association – The Israeli Companies Law”, for the definition and procedures for the approval of, related party transactions.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

—

Independence of Directors – our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

—

Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders holding together at least one percent of the voting power at the general meeting. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

—	Israeli law does not require and our board has not adopted a formal written audit committee charter.

—	Our audit committee complies with all of the requirements under Israeli law.

—	Israeli law does not require and we have not adopted a code of conduct applicable to all of our employees.

          Mr. Gov Ben Ami and Ms Alicia Rotbard currently serve on our Board of Directors as External Directors. Ms. Alicia Rotbard, Mr. Gov Ben Ami and Mr. Ken Lalo currently serve on our Audit Committee.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 26th day of October, 2005.

NEXUS TELOCATION SYSTEMS LIMITED

By:	/s/ Yossi Ben Shalom

Yossi Ben Shalom
Chairman of the Board of Directors