Form 20-F
period 2005-12-31
Pointer Telocation Ltd
filed 2006-06-27
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File number:

POINTER TELOCATION LIMITED
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

1 Korazin Street
Givatayim 53583, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 3.00 nominal value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,479,020

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that Pointer Telocation Limited (“we” or the “Company” or “Pointer”) will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3.Risk Factors.”

On August 10, 2005 a 100 to 1 reverse stock split of our ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of our ordinary shares with par value NIS 0.03 were converted into one ordinary share NIS 3.00. All share numbers in this annual report reflect this reverse split.

PART I		5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		5
ITEM 3. KEY INFORMATION		5
A.	SELECTED FINANCIAL DATA	5
B.	CAPITALIZATION AND INDEBTEDNESS	5
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
D.	RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY		13
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	23
D.	PROPERTY, PLANTS AND EQUIPMENT	23
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		24
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	33
C.	RESEARCH AND DEVELOPMENT	34
D.	TREND INFORMATION	36
E.	OFF BALANCE SHEET ARRANGEMENTS	37
F.	CONTRACTUAL OBLIGATIONS	37
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		38
A.	DIRECTORS AND SENIOR MANAGEMENT	38
B.	COMPENSATION	39
C.	BOARD PRACTICES	39
D.	EMPLOYEES	42
E.	SHARE OWNERSHIP	43
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		43
A.	MAJOR SHAREHOLDERS	43
B.	RELATED PARTY TRANSACTIONS	44
C.	INTERESTS OF EXPERTS AND COUNSEL	46

ITEM 8. FINANCIAL INFORMATION		47
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	47
B.	SIGNIFICANT CHANGES	48
ITEM 9. THE OFFER AND LISTING		48
A.	OFFER AND LISTING DETAILS	48
B.	PLAN OF DISTRIBUTION	49
C.	MARKETS	49
D.	SELLING SHAREHOLDERS	49
E.	DILUTION	49
F.	EXPENSES OF THE ISSUE	49
ITEM 10. ADDITIONAL INFORMATION		49
A.	SHARE CAPITAL	49
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	49
C.	MATERIAL CONTRACTS	54
D.	EXCHANGE CONTROLS	56
E.	TAXATION AND GOVERNMENT PROGRAMS	56
F.	DIVIDENDS AND PAYING AGENTS	58
G.	STATEMENT BY EXPERTS	58
H.	DOCUMENTS ON DISPLAY	59
I.	SUBSIDIARY INFORMATION	59
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		59
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		60
PART II		60
ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES		60
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		60
ITEM 15. CONTROLS AND PROCEDURES		60
ITEM 16. [RESERVED]		61
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT		61
ITEM 16B CODE OF ETHICS		61
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES		61
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		62
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		62
PART III		62
ITEM 17. FINANCIAL STATEMENTS		62
ITEM 18. FINANCIAL STATEMENTS		62
ITEM 19. EXHIBITS		62

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

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

        We have a history of net losses.

        With the exception of 2003, we have incurred a net loss in each year of our existence. While in 2003, we had net income of $5.3 million, this resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations, offset by a $3.3 million loss from continuing operations. As of December 2005, our accumulated deficit was approximately $90.4 million. Prior to 2004, Shagrir had never recorded net profits and had at the time of the acquisition and continues to have a working capital deficiency. Although Shagrir is currently profitable, mainly due to the effect of the acquisition of the business activities of Shagrir Towing Services , we may continue to sustain net losses for the foreseeable future, mainly as a result of the amortization of intangible assets acquired in connection with the acquisition of Shagrir and the acquisition of the activities and assets of Shagrir Towing Services, as well as the increased financial burden associated with such acquisitions, including the increase in working capital deficiency (see Item 4 “Recent Developments”) and other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses and services, both in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

        The majority of our business operations are based in Israel

        Due to our purchase of Shagrir in 2004 and the acquisition of the business activities of Shagrir Towing Services acquired by Shagrir in February 2005, a large majority of our operations are located in Israel, and Shagrir accounts for the majority of our revenues. Consequently, certain events in Israel which may or may not be directly connected with our business may have a disproportionate effect on our operations. For instance, major public transportation projects, changes in vehicle related taxes, a proposed increase in the imputed value of vehicles provided as a part of employee compensation and other macroeconomic changes in Israel may reduce the number of vehicle owners. Although to date we have not seen a drop in private vehicle users as a result of such factors, current projects including high-speed rail systems could lead to such a drop in the future, thereby reducing the volume of our operations in Israel. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide. Additionally, a sustained downturn in the Israeli economy could have a significant impact on our business.

        Our future operations depend on our ability to obtain additional financing.

        We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. Pursuant to a series of investments from March through October 2003, we issued a number of our ordinary shares and warrants with an aggregate value equal to approximately 53.2% of our then issued and outstanding capital, on a fully diluted basis. In June 2004, we purchased all of the securities of Shagrir not already held by the Company at such time, in consideration for the issuance of a number of ordinary shares and warrants with an aggregate value equal to approximately 28.2% of our then issued and outstanding share capital, on a fully diluted basis. In February 2005, we raised $6 million additional capital among others in order to partly finance our acquisition of the road-side assistance and towing services of Shagrir Towing Services, and accordingly issued 714,285 of our ordinary shares and warrants to purchase up to 157,142 of our ordinary shares to various investors constituting 19.2% of our then issued and outstanding share capital (assuming the exercise of all of the warrants). Also in February 2005, our subsidiary Shagrir was loaned approximately NIS 200 million in loans and convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. Pursuant to these transactions we registered for resale our ordinary shares issued to our investors, our ordinary shares issuable to our investors pursuant to the exercise of warrants and our ordinary shares issuable to lenders pursuant to the conversion of the convertible debt. As a result, we currently have outstanding effective registration statements covering 4,068,330 of our securities (excluding 180,000 of our ordinary shares underlying registered options) (for further information regarding agreements relating to the acquisition of the road-side assistance and towing services of Shagrir Towing Services, see Item 4 – Recent Developments and Item 10 – Material Contracts). We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. As a result of the registration statements that we currently have outstanding, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

        Over recent years, the securities markets in general have experienced increased volatility, which has particularly affected the securities and operations of many companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities markets in general may affect our ability to obtain additional financing at favorable terms.

        Shagrir has significant loans which it is required to repay in accordance with a strict schedule

        In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received a NIS 100 million credit facility from Bank Hapoalim, a NIS 40 million loan from Shagrir Towing Services and approximately NIS 50 million was loaned to it from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. In November 2005, a group of our shareholders led by Gandyr Investments Ltd., converted NIS 29.1 million of loans into Shagrir’s ordinary shares. However, Shagrir still has substantial outstanding loans. Should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan and should a lender refuse to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations. This may have a material adverse affect on our financial condition. For further information on these loans, see Item 4 – Recent Developments and Item 10 – Material Contracts.

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

        In other countries in which we intend to provide road-side assistance, towing and other services, our main competition is from local companies as well as large international corporations with local operations. Our primary competitors in the other geographical markets in which we currently provide our location based services are mainly Lo-Jack globally, Ituran in Argentina and other local service providers in each country. Such competitors use different technologies which include a similar solution to ours, other radio technologies, GPS/cellular technologies and other technologies.

        Should any of our competitors in Israel or globally successfully provide a broader, more efficient or attractive combination of services to insurance companies and automobile owners, our business results could be materially adversely affected.

        Many of our competitors have substantially greater capital resources and significant research and development staffs, facilities, marketing and distribution networks, name recognition and extensive customer bases. While we plan to continue to improve our services and maintain our marketing efforts, we cannot guarantee that we will grow or even maintain our customer base or we may need to invest more in our efforts to do so.

        We depend on a small number of customers.

        We depend on a small number of customers and our future depends on our ability to maintain our existing customers and attract new customers. As a result of our acquisition of the activities of Shagrir Towing Services, the customers which account for the majority of our revenues in future years are Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. Although no one customer currently comprises over 10% of our revenues, since our business model relies on a relatively low number of customers the loss of even a small number of customers could materially affect our financial condition.

        We rely on operators to provide services for our Location Based Solution systems.

        In certain countries we rely on third party operators to provide our stolen vehicle retrieval services. This requires us to maintain good relationships with these third party operators to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these operators, we have little or no control over their effectiveness or methods of operation. The implementation of the operators’ business plans depends mainly on factors unrelated to our interests such as their marketing strategies, their financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from other sources, where applicable, from such territories is dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

        We use fixed price contracts with our customers

        Our road-side services in Israel are sold through annual fixed price contracts, according to which we are paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which vehicle users may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, and poor road maintenance may increase customer usage of our services in any given year, thus reducing profit margins.

        We rely on a single-source supplier to manufacture end units for our Locations Based Solution systems.

        We do not have manufacturing facilities for our location based products, or LBS end unit devices. Most of the components of our LBS end unit devices are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

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

        We are subject to several risks as a result of our international sales

        Systems based on our products and systems are currently installed in Israel, Argentina, Venezuela, Mexico, Russia, Chile and China. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—	A severe and rapid currency devaluation in Argentina adversely affected Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, US dollar results during 2002. This was mainly due to Pointer Argentina’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.
—	Due to political instability in Venezuela, the Venezuelan government has imposed foreign exchange controls, which have effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela during 2003.

        The technology and standards in the stolen vehicle retrieval industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

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

        We cannot assure you that we will timely or successfully introduce or develop new or enhanced products, which will effectively compete with such potential new products. Our business will be negatively impacted if we do not introduce or develop technologically competitive products that respond to customer needs and are priced competitively.

        Our Location Based Solution products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

        Our success and our ability to compete in the LBS sector depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;
—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management's attention and our resources;
—	measures like entering into non-disclosure agreements afford only limited protection;
—	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and
—	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

        In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

        The use of our Location Based Solution systems is subject to international regulations.

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

        Pursuant to the share purchase agreement of March 2003 wherein DBSI Investments Ltd., or DBSI and other investors invested approximately $2.6 million in our company, the investments completed in second half of 2003, wherein DBSI and other investors invested approximately $1.2 million, the share purchase agreement consummated in February 2005 in which DBSI invested a further $1 million, the exercise of warrants during March and April 2006 and the purchase of our shares by DBSI from IDB Holdings in April 2006, DBSI currently owns approximately 39.4%, of our issued and outstanding shares or 33.8% on a fully diluted basis. Pursuant to the Shareholders’ Agreement between DBSI and Egged Holdings Ltd., or Egged, DBSI also has the right to appoint four out of our seven directors on our Board of Directors, and thus effectively controls our Board of Directors. In addition, under the Shareholders’ Agreement with Egged, DBSI will vote its shares in favor of one director nominated by Egged. According to the terms of the Shareholders’ Agreement, Egged and DBSI will also vote their shares against certain resolutions brought to our shareholders for a resolution, such as new share issuances, increases in our share capital and certain transactions, unless they agree to vote otherwise. As a result, DBSI and Egged have the ability to control material decisions requiring the approval of our shareholders. For further information on the Shareholders’ Agreement between DBSI and Egged, see Item 10 – Material Contracts.

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

        Our ordinary shares are traded on the Nasdaq Capital Market. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2006 was 1,541 shares. The high and low bid price of our ordinary shares for the last two years has been $65 and $4.9, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Risk Factors Relating to Our Operations in Israel

        Political and Military Conditions in Israel affect our operations.

        We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, the election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty in the region. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        A large part of our costs in Israel is not denominated in dollars and may be influenced by the rate of devaluation of the New Israeli Shekel. Should inflation in Israel impact our costs at a rate that exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar our dollar costs in Israel will increase, thus reducing our profitability. In the twelve months ended December 31, 2005, the Israeli economy recorded inflation of approximately 2.39% and the U.S. dollar devalued against the NIS by approximately 6.85%. However, in the last 15 years the Israeli economy recorded inflation of approximately 154.1% and the U.S. dollar devalued against the NIS by approximately 124.8%. For further discussion of such devaluation, see Item 5, “Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets” and Item 11, “Quantitative and Qualitative Disclosures About Market Risk”. There can be no assurance that we will not incur losses from such fluctuations in the future.

        We may not be eligible to receive grants or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

        We have received certain grants and programs from the Israeli Government. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, we may have to refund payments previously received under these programs or pay fines.

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

        Pointer was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Pointer Telocation Ltd. Through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. and through January 2006 we operated under the name Nexus Telocation Systems Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Nasdaq Capital Market under the symbol PNTR. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Shagrir, are located in Holon, Israel. The headquarters of our subsidiary, Pointer Argentina, are located in Buenos Aires, Argentina. The headquarters of our subsidiary, Pointer SA, are located in Mexico City, Mexico. In January 2005, our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Motor Vehicle Systems Ltd. Our Web site is www.pointer.com. Information on our web site is not incorporated by reference in this annual report.

Recent Developments

        Since January 1, 2005, the following important events have occurred to us:

Agreement with Latin American customer

        On May 26, 2006 we entered into an agreement with a Latin American customer pursuant to which we received, after payment of related expenses, a net amount of approximately $1.4 million. Additionally, a new service level agreement is being negotiated with this customer, which will govern our future cooperation. However, we can not guarantee that this agreement will in fact be completed.

Name Change

        At the annual meeting of our shareholders held on January 17, 2006, our shareholders voted to change our name from Nexus Telocation Systems Ltd. to Pointer Telocation Ltd. Subsequent to this change, our shares began trading under the symbol PNTR as of February 21, 2006.

Return to NASDAQ Capital Market.

        On November 16, 2005, following three years of trading on the Over-The-Counter Bulletin Board, our shares were relisted on the NASDAQ Capital Market.

The conversion of a loan by a group of investors led by Gandyr Investments Ltd.

        Shagrir Motor Vehicle Systems funded the Shagrir transaction through a credit line of NIS 100 million, made available by Bank Hapoalim B.M., a loan of NIS 40 million provided by Shagrir Towing Services, a loan of approximately NIS 50 million provided by a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. and a loan of NIS 10 million provided by the Company and the investors.

        On May 1, 2006, Shagrir Motor Vehicle Systems repaid a $2 million convertible loan. to Egged Holdings Ltd.

        On November 30, 2005, the group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan, of approximately NIS 29.1 million, into 43.44% of the shares of Shagrir Motor Vehicle Systems. As a result, the Company recorded a gain from the decrease in holdings of Shagrir Motor Vehicle Systems of $359,000 in 2005.

Reverse Stock Split

        In August 2005, a 100 to 1 reverse stock split of the Company’s Ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of the Company’s Ordinary shares with par value of NIS 0.03 each were converted into one Ordinary share of NIS 3.00 par value.

Employment Agreement with our Chief Executive Officer

        In May 2005, our Board of Directors approved an agreement with Mr. Danny Stern to serve as our chief executive officer. Pursuant to the agreement, Mr. Stern was granted options to purchase 40,000 of our ordinary shares at an exercise price of $10.60 per share, pursuant to our 2003 option plan. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service. In addition, at the end of his first six months period of employment, we have agreed to determine an annual bonus mechanism.

The Purchase of Certain of the Activities of Shagrir Towing Services by our subsidiary, Shagrir

        On February 28, 2005 pursuant to an Asset Purchase Agreement, Shagrir, our fully-owned subsidiary completed the purchase of the road-side assistance and towing services of Shagrir Towing Services, in consideration for approximately NIS 200 million. NIS 100 million was funded by a loan from Bank Hapoalim B.M, NIS 40 million was funded by a loan provided by Shagrir Towing Services and approximately NIS 50 million was loaned by a group of our shareholders led by Gandyr Investments Ltd. and Egged Holdings Ltd. of which NIS 29.1 million has been converted. In addition we invested an amount of NIS 4,550,000 in the share capital of Shagrir and provided it with a loan of NIS 5,000,000. As part of the transaction, we granted Bank Hapoalim B.M a two year warrant to purchase up to 100,000 of our ordinary shares, at a price per share of $18.00; and granted Shagrir Towing Services a two year warrant to purchase up to 250,000 of our ordinary shares, at a price per share of $18.00. Part of the remaining balance of loans provided by Egged Holdings Ltd. may be converted into our shares and/or the shares of our subsidiary, Shagrir. For further information relating to the purchase of the activities and assets of Shagrir Towing Services, see Item 10 – Material Contracts.

$6 million Investment

        On February 28, 2005, a group of investors, including our controlling shareholder DBSI Investments Ltd, or DBSI, completed a $6 million investment in our share capital. Pursuant to the investment agreements, we issued (i) 714,285 of our ordinary shares at a price per share of $8.40 (of which 309,524 were issued to Egged Holdings Ltd., or Egged) and (ii) warrants to purchase up to 157,143 of our ordinary shares at the same exercise price (of which warrants to purchase up to 68,095 of our ordinary shares were issued to Egged), constituting approximately 19.23% of our then issued and outstanding share capital on a fully-diluted basis. Under the terms of the agreements, the warrants were exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. As a result the warrant has terminated. The transaction was approved by our shareholders at their annual meeting held on February 1, 2005. In addition, on March 13, 2005, we entered into a joinder agreement with the general manager of Shagrir, Mr. Ofer Lior pursuant to which in consideration for $69,735 we issued Mr. Lior (i) 8,302 of our ordinary shares at a price per share of $8.40 and (ii) a warrant to purchase up to 1,826 of our ordinary shares at the same exercise price, constituting approximately 0.22% of our then issued and outstanding share capital on a fully-diluted basis. This warrant was exercisable by Mr. Lior until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets and consequently has since terminated.

        As part of the investment, DBSI and the major new investor, Egged consummated a shareholders agreement, pursuant to which they agreed to vote their shares jointly in respect of certain matters relating to our company and Shagrir. For further information on the Shareholders’ Agreement, see Item 10 – Material Contracts.

Exercise of warrants by Bank Hapoalim and other minority investors

        From January 1, 2005 through May 31, 2006, 603,041 warrants and 68,500 employee options were exercised into our ordinary shares, par value NIS 3.00 each. Of these, warrants to purchase 7,000 of our ordinary shares were exercised by a cashless exercise into 3,491 ordinary shares, and another 664,541warrants were exercised into ordinary shares, for approximately $2.9 million (of which DBSI exercised 318,182 warrants in consideration of approximately $1.4 million).

Incorporation of Local Mexican Operator

        On June 17, 2004 we incorporated a local Mexican operator and service provider, Pointer SA, jointly held by us and our Mexican local partners, 96.5% and 3.5% respectively. On December 2004 and on January 25, 2005 we sold to our local partners 28.5% of our holdings in Pointer SA in consideration for its par value and thus we currently hold 68%. Pointer SA offers a broad scope of services, based on our technology and know-how relating to location based services, stolen vehicle retrieval and other value-added services targeting Mexican corporations. Pointer SA commenced operations in February 2005 and is currently in its development phase.

Legal Claim

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

        In June, 2005 CEIEC and the third party filed a counter claim with the CIETAC for repayment of $300,000 relating to the same transaction, plus weekly interest of 0.5% (compounded from February 2002). The counter claim related to the same amount that CEIEC had claimed from Bank Hapoalim B.M pursuant to the guarantee discussed above. However, in July 2005, the counterclaim was withdrawn and in January 2006, CIETAC provided a final ruling in our favor, pursuant to which CEIEC and the third party shall pay us $557,000 representing most of the damages caused to us plus interest rate of 6% per annum from April 2003 plus additional costs incurred by us.

        In February, 2006 the third party petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of the arbitrator. In their petition they claimed that normative arbitration procedures were not followed, that the decision of the arbitrators was outside the scope of the jurisdiction granted to them, and that the arbitrators ruled on certain matters in which they lacked jurisdiction. We have not yet officially received this petition due to the inability of our legal counsel in Beijing to receive documents in connection with this petition in the absence of an explicit power of attorney to do so. We recently completed the necessary documentation granting them power of attorney in this matter, and expect that the petition will be delivered to us soon, giving us an opportunity to respond to the claims made by CEIEC. Based on our legal advisor’s opinion, it is unlikely that the petition to overturn the arbitrator’s ruling will be successful.

Grant of Options to Employees

        In May 2005, our Board of Directors approved an agreement with Mr. Danny Stern to serve as our chief executive officer. Pursuant to the agreement, Mr. Stern was granted options to purchase 40,000 of our ordinary shares at an exercise price of $10.60 per share, pursuant to our 2003 option plan. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service.

        During 2005, four senior employees of Shagrir Motor Vehicle Systems were granted options to purchase up to 2,656 shares of Shagrir Motor Vehicle Systems at an exercise price of $160 per share. The options vest over a period of 48 months. The exercise price is subject to adjustments in the event of dividend distributions or any other amounts that may be paid to shareholders of Shagrir Motor Vehicle Systems. On July 28, 2005, 1,753 options granted to one of the senior employees were cancelled.

        On November 22, 2005 we granted the former CEO of Pointer Mexico an option to purchase from us 1,000 shares of Pointer Mexico at a total exercise price of $ 30 (with no option to partial exercise). This option is fully vested and will terminate on June 30, 2006.

        On November 23, 2005, our board of directors resolved to issue to our employees options to purchase 59,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, at an exercise price of $9.50 per share. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service.

        On January 17, 2006, our shareholders resolved to issue to 4 directors options to purchase 12,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, at an exercise price of $7.60 per share. Such options can be exercised in full after 36 months of continuous service, with 33.3% of the options vesting after each 12 month-period of continuous service.

B.	BUSINESS OVERVIEW

General

        We are a service provider of a range of value added services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval as well as certain other services to automobile owners. We provide our services, for the most part, in Israel, through our subsidiary, Shagrir (which recently acquired the assets and activities of Shagrir Towing Services), and in Argentina and Mexico through our subsidiaries Pointer Argentina and Pointer SA respectively. In addition, we continue to develop and manufacture our location based information system the Nexusphere for the use of our subsidiaries and for marketing it to other third party local operators through which they provide location based and security services.

        As a result of the implementation of our strategy, we currently provide the following range of services to insurance companies and, to a lesser extent, other corporate and individual customers:

(i)	Road-side assistance – these services may include towing services, mobile automobile repair services, vehicle replacement services, the sale of spare-parts or connecting the driver to other service providers. Such services are currently provided mainly in Israel. In order to provide such services, we use our own fleet and employees as well as sub-contractors.

(ii)	Vehicle retrieval and other location based services – these include stolen vehicle retrieval services, fleet management and web-location, which are based on the systems we use, develop and sell. Stolen Vehicle retrieval services includes both preventing the cars from being stolen as well as retrieving them in co-operation with law enforcement and private security agencies.

        We currently provide such services mainly in Israel and in addition, but to a lesser extent, in Argentina and Mexico through subsidiaries in each country: Pointer Argentina (we currently hold approximately 86.5% of the issued share capital of Pointer Argentina) and Pointer SA (we currently hold 68% of the issued share capital of Pointer SA), respectively.

        In addition, there are currently other operators in Venezuela, Russia, China and Chile using our Nexusphere communication and location and system and technology, to which we continue to market our products, systems and technical support.

The Nexusphere Network

Our Nexusphere network is based on spread spectrum technology (SPSP) intended for wide area networks (WAN).

        The following are some of the available applications of Nexusphere:

—	Stolen Vehicles Recovery (SVR) – The Nexusphere system comprises unique features for SVR solutions, including (i) inclusion of communication & location (ii) concealed terminal (iii) resistance to jamming (iv) indoor positioning (v) alarm system adaptability (vi) remote command (vii) accuracy (viii) back-up power supply, and (ix) 24x7 redundant command and control center (CCC).

—	Fleet Management & Telematics – Nexusphere provides certain Fleet Management capabilities, which ensure better utilization of vehicles and other mobile resources. The end-unit can connect to various sensors by RS-422 or RS-232 standards, or by discrete (on or off) wirelines. The sensors monitor various vehicle operating systems, and the end unit will report the results to the fleet owners and managers. We also use end units based on GPS and Cellular technologies which are connected to our system in order to provide advanced fleet management as well as telematics services.

—	Wireless Remote Monitoring & Control Security and Industrial Applications – The Nexusphere system offers a total remote monitoring and control solution. Connecting the end-units to remote generators, fire systems and home alarm systems provides a link to safety and security command & control centers that is difficult to jam or interfere with.

—	Assets Surveillance & Protection – As part of our Nexusphere System, we were previously involved in developing applications to provide solutions in the field of Assets Surveillance & Protection (ASAP). ASAP is based on an end-unit, which is attached to the asset and a terrestrial communication & location system. ASAP systems are most commonly employed by transportation companies, insurance companies, manufacturers and users of assets and crude materials. ASAP systems can provide instant warning and location in the event of hazardous chemical leakage or road accidents. Pointer led a two-year project with a consortium of eight European companies, consisting of technology developers and transportation companies, which was established in December 2001 to develop and test an ASAP solution. The solution was tested in the third quarter of 2003 and demonstrated its advanced technologies over other alternatives.

        The system is comprised of three major parts:

—	Command & Control Center (CCC) – The CCC includes databases, as well as other software modules required for the execution of our operations. It also includes monitors on which location and other data collected from the end units is displayed and analyzed in order to determine the location of the end unit. Commands can be down-linked to the end units from the CCC using either a commercial paging system (while using the Nexusphere network) or through cellular networks.

—	Base stations – These stations are dispersed throughout a specific territory and connected to an existing communications infrastructure. Each base station is equipped with antennae which receive the end-unit’s signal and measure the angle from which the signal arrived. These measurements, together with additional data received from the end-units, are then converted into digital data and sent to the Command & Control Center.

—	End-units – Each end unit consists of a transceiver (RF or cellular modem with inputs and outputs) which is installed in a vehicle or any remote object to be monitored. The end-unit’s inputs are connected to sensors in the vehicle or object, while the outputs send commands (which they receive from the CCC) to the object.

        The design of our Nexusphere system allows for seamless integration with existing infrastructures, low-cost expansion, development of multiple applications, and access to the internet and public switched telephone network gateways.

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

        Shagrir is the leader in Israel in providing road-side assistance and towing services. Shagrir provides services to approximately 685,000 subscribers throughout Israel and its fleet of vehicles includes approximately 114 service cars, mobile garages and towing vehicles, which are dispatched by the control center to the vehicle requiring assistance, through a sophisticated management and monitoring software application, connected via remote terminals used in the service cars, mobile garages and towing vehicles.

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

—	Stolen Vehicle Retreival (SVR) Services and Value Added Location Based Services

        Shagrir is a leading provider of SVR and value added location based services in Israel for automobile owners, including the provision of location based services for vehicles using our Nexusphere Network and other sophisticated systems for the protection and location of vehicles. Using sensors located in a vehicle our system may be alerted as to the progress of a theft by the transmission of information to our twenty-four hour manned command and control center. Once received by the center, the necessary steps to recover the vehicle are taken. Our value added location based services also include the provision of a distress button, using which a person can alert our command and control center, which locates the vehicle and immediately sends the required service as well as the location of vehicles through the Internet, by inserting a personal code, at any given time.

Equipment, Subcontractors and Supplies

        As of May 2006, Shagrir had 114 service cars, mobile garages and towing vehicles and a number of replacement vehicles which currently number approximately 67.

        The general policy of Shagrir is to replace its towing vehicles, towing equipment and mobile garages approximately every five years, and replacement vehicles approximately every two years, all depending on prevailing economic conditions.

        The majority of the road-side assistance and towing services are carried out by employees of Shagrir. During peak demand periods, Shagrir calls on the services of certain independent contractors who render road-side assistance and towing services on behalf of Shagrir. Shagrir has entered into agreements with these independent contractors. Independent contractors are also often used in the provision of services by Shagrir as per operating requirements in peak and non-peak periods.

        Of the replacement vehicles held by Shagrir, on average 60% are rented from various rental companies in Israel. Shagrir purchases the spare parts it uses in the provision of road-side assistance from various suppliers in Israel.

        For SVR and location based services, Shagrir mainly use the Nexusphere system and products, and to a lesser extent end units based on cellular/GPS technology, mainly for fleet management applications. In order to retrieve the stolen cars Shagrir uses its own forces as well as law enforcement and various subcontractors.

Sales and Marketing

        For the provision of its road-side assistance and towing services, Shagrir sales and marketing team directs its sales and marketing efforts to promoting its subscriptions mainly to Israeli insurance companies, and to lesser extent fleet vehicle customers and private customers. Our SVR services are marketed primarily through vehicle importers and to a lesser extent fleet vehicle operators, leasing companies and private individuals. Other value added location based services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. We employ an in house sales and marketing force and also direct the sale of our safety products and car units for installment to private customers, business customers and vehicle fleets either directly or through our network of approximately 90 authorized installers across Israel.

        In addition, the Shagrir sales team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers which it then uses to formulate future sales and marketing strategies.

Patent and Licenses

        We are not dependant on any patent or licenses, which are material; to our business or profitability, with the exception of the licenses described below in Item 4. "Government Regulations.”

Government Regulations

        Shagrir has the following licenses:

—	a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2006;

—	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2006; and

—	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2006.

        The use of products incorporating our Nexusphere technology in the State of Israel requires a license from the Israel Ministry of Communications. In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Competition

        In Israel, our primary competitors are Europe Assistance Israel, Shlomo-SIXT and MEMSI, all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. Ituran is our main direct competitor in the stolen vehicle retrieval services market.

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

        Our subsidiaries, Pointer Argentina (we currently hold approximately 86.5% of the issued share capital of Pointer Argentina) and Pointer SA (we currently hold 68% of the issued share capital of Pointer SA), currently provide mainly stolen vehicle retrieval services in Argentina and Mexico respectively. Pointer Argentina and Pointer SA, provide similar services based on our Nexusphere system as are provided by Shagrir.

        In these territories, we operate the command and control center from which we dispatch external security forces employed by us to retrieve the stolen vehicles or provide assistance as required by the driver. Installations and de-installations of end units in the vehicles are done either by our in-house employees, or by subcontractors mainly in designated installation centers.

Sales and Marketing

        In order to execute their sales and marketing initiatives, Pointer Argentina and Pointer SA employ an in house sales and marketing force whose efforts are focused on sales and marketing to insurance companies, and vehicle owners, directly, or indirectly through insurance agents, vehicle distributors and vehicle financing corporations in their respective designated territories.

Patent and Licenses

        Pointer Argentina and Pointer SA are not dependant on any patent or licenses which are material to their business or profitability, with the exception of the licenses described below in Item 4. “Government Regulations.”

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

        Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services, however, the local operator is required to obtain a specific license for its operations. Pointer Argentina and Pointer S.A. have been required to obtain domestic licenses for the deployment of our Nexusphere systems in Argentina and Mexico.

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

C.	Our Operations in Russia, Venezuela, China and Chile

        We also sell our Nexusphere sub-systems and products to third party local operators primarily in Russia, Venezuela and to a lesser extent China and Chile, who, like our subsidiaries, Shagrir, Pointer Argentina and Pointer SA, provide mainly stolen vehicle retrieval or other services using our Nexusphere system and technology.

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

Geographical breakdown of our revenues:

        The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2005		2004		2003
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Israel	33,181	89.8	7,939	72.4	2,543	49.4

Latin America	2,771	7.5	2,641	24.1	2,392	46.4

Other	1,012	2.7	389	3.5	215	4.2

Total	36,964	100	10,969	100	5,150	100

C.	ORGANIZATIONAL STRUCTURE

        The legal and commercial name of our company is Pointer Telocation Ltd. We were incorporated under the laws of the State of Israel in 1991 under the name Nexus Telecommunications Systems Ltd. In 1997 we changed our name to Nexus Telocation Systems Ltd. In 2006 we changed our name again to Pointer Telocation Ltd.

        The following is a list of our currently active subsidiaries and their countries of incorporation:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Pointer Argentina (1)	Argentina
Shagrir	Israel
Pointer SA (2)	Mexico

(1)	We hold 86.45% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 68% of the issued and outstanding shares of Pointer SA.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our executive offices, research and development and laboratory facilities are located in Givatayim, Israel (a suburb of Tel Aviv). We currently lease approximately 609 square meters and our annual lease payments are approximately $68,000. Pointer Argentina offices and operations facility are located in Buenos Aires. Pointer Argentina currently leases 1,771 square meters (including 1,051 square meters used by its installation centers) with an annual lease payment of $87,000. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,320 square meters in Holon with annual rental fees of approximately $125,000. In addition, Shagrir purchased from Shagrir (1985) its Haifa property (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 606 square meters) with annual rental fees of approximately $34,000. Pointer SA’s offices and operations facility are located in Mexico City, Mexico. Pointer SA currently leases 480 square meters with an annual lease payment of $78,000. For further information, see Note 10c of our consolidated financial statements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with our consolidated audited financial statements and the notes thereto, included hereinafter in this annual report.

Overview

        Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of services to insurance companies and automobile owners.

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

        As a result of the implementation of our strategy, we currently provide a range of services to insurance companies and automobile owners.

        As a result of the two acquisitions we made in Israel, Shagrir, is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services.

Critical Accounting Policies

        The consolidated financial statements include Pointer and the accounts of our subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Management is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates. Our accounting policies are described in note 2 to the consolidated financial statements included herein at Item 18. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

Revenue recognition

        We and our subsidiaries generate revenues primarily from the provision of services, subscriber fees and sales of systems and products, mainly in the areas of road-side assistance services, automobile repair and towing services, stolen vehicle recovery and other value added services. To a lesser extent, revenues are also derived from technical support services that we provide. We and our subsidiaries sell our systems primarily through a direct sales force as well as through resellers. Sales consummated by our sales forces and sales to resellers are considered sales to end-users.

        Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

        Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

        Revenues from Stolen Vehicle Recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

        In accordance with Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), revenue from certain arrangements may include multiple elements within a single contract. Our accounting policy complies with the requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. We consider the sale of products and subscriber fees to be separate units of accounting.

        Revenues generated from technical support services, installation and de-installation are recognized when such services are rendered.

        Certain agreements include revenues from installation of products as well as revenues from sales of Stolen Vehicle Recovery services or subscriber fees that are considered to be one unit of accounting. In those cases revenues from installation are deferred and recognized over the estimated duration of the service contracts.

        Generally, we do not grant rights of return. We follow SFAS No. 48, “Revenue Recognition when Right of Return Exists”. Based on our experience, no provision for returns has been recorded.

Accounts Receivable

        We depend on a small number of customers located mainly in Israel and South America. If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

        In cases where our customer is the operator (not owned by us), we use several methods in order to assure collectibility. In most cases, we demand financial guarantees such as a Letter of Credit or payments before delivery. To a lesser extent we assess collectibility, by assessing the credit history for each customer on a case-by-case basis and investigating the financial capabilities of our customers by receiving on-going information on their business status. However, we cannot be certain that our estimations will prove correct as to any one of our customers.

Inventory

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost.

Valuation of Long-Lived Assets, Intangibles and Goodwill:

        Goodwill reflects the excess of the purchase price of the acquired business or subsidiary over the fair value of net assets acquired. Pursuant to FAS 142, “Goodwill and Other Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2005, we have determined that no impairment with respect to goodwill exists.

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

        The customer lists are amortized over five-year and eight-year periods. The brand names are amortized over two-year and eight-year periods.

        Our long lived assets are reviewed for impairment in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been identified as of December 31, 2005.

Share based compensation

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. We have adopted SFAS 123(R) on January 1, 2006.

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

        As permitted by SFAS 123, as of December 2005 we accounted for share-based payments to employees using APB 25, the intrinsic value method. Accordingly, the adoption of the SFAS 123(R) fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information on note 2p to our Financial Statements.

        In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R).

Significant Expenses

Cost of Revenues.

        Cost of revenues consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits, costs related to towing and mobile automobile repair vehicles and replacement vehicles, subcontractors, system maintenance, end-unit installation, system communications, security and recovery, and the depreciation of fixed assets. In addition, cost of revenues includes expenses related to the cost of purchasing or manufacturing systems and products, including salaries and employee benefits, subcontractors and consulting, raw materials and components.

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

        We have elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for our employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        We adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). We continue to apply the provisions of APB No. 25, in accounting for stock-based compensation.

        Pro forma information regarding the our net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock options under the fair value method prescribed by SFAS No. 123.

Amortization of intangible assets.

        Intangible assets consist of the acquired patents, customer list and brand name. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Financial Income (Expenses), Net.

        Financial expenses consist mainly of bank charges and interest expenses, foreign currency translation adjustments, amortizations of compensation related to warrants issued to a bank and others and also from one time cashless expense resulting from the induced conversion of a convertible debenture. Financial income consists of interest on short-term bank deposits.

Other Expenses, Net.

        Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Selected Financial Data

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2003, 2004 and 2005 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2001 and 2002 have been derived from audited financial statements not included in this annual report.

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

	2005	2004(*)	2003	2002	2001

Statement of Income Data:
Revenues, products	8,856	5,594	2,774	5,196	12,375
Revenues, services	28,108	5,375	2,376	1,165	184
Total Revenues	36,964	10,969	5,150	6,361	12,559

Cost of revenues, sales	5,727	4,297	2,099	3,528	9,355

Cost of revenues, services	17,587	3,301	2,075	948	1,333
Total Cost of Revenues	23,314	7,598	4,174	4,476	10,688
Gross profit (loss)	13,650	3,371	976	1,885	1,871
Research and development costs,
net	892	482	664	1,377	1,654
Selling, general and administrative
expenses	9,211	4,419	1,964	3,315	4,961
Amortization of deferred stock
based compensation	126	465	400	-	-
Amortization of intangible assets	2,462	932	67	76	67
Operating income (loss)	959	(2,927)	(2,119)	(2,883)	(4,811)
Financial expenses	4,027	758	1,105	266	209
Other income (expenses)	341	(42)	(32)	(440)	563

Loss from continuing operations
before
minority interest	2,727	3,727	3,256	3,589	4,457
Minority interest in losses of a
subsidiary	-	-	-	-	191
Loss from continuing operations	2,727	3,727	3,256	3,589	4,266
Gain(Loss) from discontinued
operations	-	-	8,524	(4,000)	(5,204)

Income (loss) before taxes on
income	(2,727)	(3,727)	5,268	(7,589)	(9,470)
Income taxes	-	37	-	-	-
Net income (loss)	(2,727)	(3,764)	5,268	(7,589)	(9,470)
Basic and diluted net earning
(loss) per share from
continuing operations	(1.17)	(2.58)	(3.81)	(31.79)	(41.98)
Basic and diluted net earning
(loss) per
share	(1.17)	(2.58)	6.15	(67.22)	(93.19)

Weighted average number of shares
outstanding (in thousands)	2,339	1,457	856	113	102

Balance Sheet Data:
Total assets	67,214	25,513	6,226	8,034	11,405
Net assets (liabilities) of
continuing operations	10,805	7,086	(1,346)	(4,121)	165
Working capital (deficit)	(13,999)	(6,698)	(147)	(1,454)	(1,888)
Convertible debentures	-	-	-	1,020	-
Shareholders' equity (deficiency)	10,805	7,086	(1,346)	(12,645)	(5,722)
Share capital	1,680	1,145	773	94	91
Additional paid-in capital	100,707	94,127	83,239	77,373	76,402

(*) Reclassified

Operating Results

Twelve Months Ended December 31, 2005 Compared with Twelve Months Ended December 31, 2004

Revenues. Revenues sharply increased by $26 million, or 237% from $11.0 million in 2004 to $37 million in 2005. The major increase in revenues in 2005 resulted from the increase in our operations in Israel derived from the consolidation of Shagrir’s annual results as compared to the consolidation in 2004 of Shagrir’s results only from the second half of that year, and due the impact of Shagrir’s acquisition of the road side assistance and towing activities of Shagrir Towing Services on February 28, 2006. To a lesser extent, revenues increased also due to a 25% increase in revenues from our international business.

Cost of Revenues. Our cost of revenues increased to $23.3 million for the twelve months ended December 31, 2005 as compared to $7.6 million for the same period in 2004. This increase was associated mainly with the consolidation of Shagrir’s annual results as compared to the consolidation in 2004 of Shagrir’s results only from the second half of that year, and due the impact of Shagrir’s acquisition of the road side assistance and towing activities of Shagrir Towing Services on February 28, 2006. To a lesser extent, cost of revenues increased also due to our operations in Mexico, which became operational in March 2005.

Gross Profit. Our gross profit increased by $10.3 million from $3.4 million in 2004 to $13.7 million in 2005, mainly as a result of the foregoing.

Research and Development Costs. Net research and development expenses in 2005 increased by $410,000 from $482,000 in 2004 to $892,000 in 2005 mainly as a result of grants in the amount of $516,000 which were deducted in 2004 from research and development expenses. Such grants were from the European Union for the Assets Surveillance and Protection project which has since been concluded.

Selling and Marketing Expenses. Selling and marketing costs increased by 125% to $3.7 million in 2005 from $1.6 million in 2004. The major increase in 2005 resulted from the consolidation of Shagrir’s annual results as compared to the consolidation in 2004 of Shagrir’s results only from the second half of that year, and due the impact of Shagrir’s acquisition of the road side assistance and towing activities of Shagrir Towing Services on February 28, 2006. To a lesser extent, selling and marketing costs increased also due to increased marketing efforts in our subsidiaries abroad, including our operations in Mexico.

General and Administrative Expenses. General and administrative expenses increased by approximately 99% from $ 2.8 million in 2004 to $5.5 million in 2005. The major increase in 2005 resulted from the consolidation of Shagrir’s annual results as compared to the consolidation in 2004 of Shagrir’s results only from the second half of that year, the impact of Shagrir’s acquisition of the road side assistance and towing activities of Shagrir Towing Services on February 28, 2006 and one-time charges associated with the same acquisition.

Amortization of deferred share option compensation. Amortization of deferredstock based compensation decreased from $465,000 in 2004 to $126,000 in 2005 as a result of reduced amortization of deferred share option compensation from 2003.

Amortization of intangible assets Amortization of intangible assets increased by $1.6 million from $0.9 million in 2004 to $2.5 million in 2005 mainly due to an increase in additional intangible assets recorded in 2005 pursuant to the acquisition by Shagrir of the activities and assets of Shagrir Towing Services on February 28, 2005, and an increase in amortizations related to intangible assets recorded in the acquisition of Shagrir in 2004 due to the 12 month consolidation in 2005 as compared to 6 month consolidation in 2004.

Operating Profit (Loss). As a result of the foregoing, we recorded in 2005 a $959,000 operating profit, compared to an operating loss of $2.9 million in 2004.

Financial Expenses (Net). Financial expenses increased from $0.8 Million in 2004 to $4.0 million in 2005 mainly due to the effect of the leveraged acquisition by Shagrir of the activities and assets of Shagrir Towing Services and the effect of consolidation of Shagrir’s annual results as compared to the consolidation in 2004 of Shagrir’s results only from the second half of that year.

Net Income (Loss). In 2005, we had net loss of $2.7 million compared to a net loss of $3.8 million in 2004.

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

Cost of Revenues. Our cost of revenues increased to $7.6 million for the twelve months ended December 31, 2004 as compared to $4.2 million for the same period in 2003. This increase was associated mainly with the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements as explained above. To a lesser extent, our cost of revenues increased due to increased volume of end unit sales mainly to our customer in Venezuela, which was partially offset by a decrease in cost of revenues of our SVR services in Argentina.

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

Selling and Marketing Expenses. Selling and marketing costs increased by 165% to $1.6 million in 2004 from $621,000 in 2003. The major increase in 2004 resulted from the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements since we increased our holdings from approximately 14% to 100% at the end of June 2004. We expect in 2005 to consolidate Shagrir’s results for the whole year and therefore to increase our selling and marketing costs.

General and Administrative Expenses. General and administrative expenses increased by approximately 107% from $1.3 million in 2003 to $2.8 million in 2004. The major increase in 2004 resulted from the consolidation of Shagrir’s results in the second half of 2004 into our consolidated financial statements since we increased our holdings from approximately 14% to 100% at the end of June 2004 and from an allowance for doubtful accounts of $ 326,000 of certain debt owed by one of our customers. We expect in 2005 to consolidate Shagrir’s results for the whole year and therefore to increase our general and administrative expenses.

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

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

        Our results of operations, liabilities and assets were mainly influenced by the fluctuations of exchange rates between the US dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the US dollar and the Argentine and Mexican Peso. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b to our financial reports.

        Due to the two acquisitions we made in Israel, our business in Israel currently accounts for the majority of our business and revenues. The business in Israel, especially the activities acquired from Shagrir Towing Sevices are mainly denominated in NIS.

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

        We believe that inflation in Israel and fluctuations in the U.S. dollar – NIS exchange rate may have substantial effects on our business, and our net income. Increased inflation may increase our NIS costs in Israel including among others salaries of our employees in Israel, costs of communications, subcontractors, financial expenses associated with loans related to the CPI, and other expenses, which are paid in New Israeli Shekels. On the other hand, a devaluation of the NIS against the US dollar will reduce our NIS denominated revenues and expenses in US dollar terms and therefore may increase our consolidated net losses.

        The exchange rate has fluctuated during 2005 from a high of NIS 4.7410 to the dollar to a low of NIS 4.2990 to the dollar. The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
November 2005	4.741	4.640
December 2005	4.662	4.579
January 2006	4.658	4.577
February 2006	4.725	4.664
March 2006	4.717	4.658
April 2006	4.671	4.503
May 2006	4.522	4.428

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2001 - December 31, 2001	4.2195 NIS/$1
January 1, 2002 - December 31, 2002	4.7363 NIS/$1
January 1, 2003 - December 31, 2003	4.5124 NIS/$1
January 1, 2004 - December 31, 2004	4.4833 NIS/$1
January 1, 2005 - December 31, 2005	4.5026 NIS/$1

        In 2001, the rate of inflation was about 1.4% and the NIS was devalued against the dollar by 9.3%. In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. In 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%. In 2004, the Israeli economy recorded inflation of approximately 1.4% where the U.S. dollar devalued against the NIS by approximately 1.6%. As a result of the differential between the rate of inflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars in 2004, but they did not materially affect our results of operations in such periods. In 2005, the Israeli economy recorded inflation of approximately 2.4% where the NIS devalued against the US. dollar by approximately 6.8%. As a result of the differential between the rate of deflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2005.

        Regarding our operation in Argentina, the fact that most of Pointer Argentina’s revenues are not denominated in US dollars, we believe that inflation in Argentina and fluctuations in the U.S. dollar – Argentinian Peso exchange rate may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected Pointer Argentina’s US dollar results. This was mainly due to Pointer Argentina’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in US dollars. In 2004, the U.S. dollar – Argentinian Peso exchange rate fluctuated between 2.92 and 2.98 Pesos to the dollar. From January 1, 2004 to December 31, 2004, the value of the Argentinian Peso increased by approximately 2.02% against the US dollar. This increase had no material effect on our business during 2004. In 2005 the U.S. dollar – Argentinian Peso exchange rate fluctuated between 2,979 and 3,032 Pesos to the dollar. From January 1, 2005 to December 31, 2005, the value of the Argentinian Peso increased by approximately 1.78% against the US dollar. This increase had no material effect on our business during 2005.

        We are not presently engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

        In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through leasing companies. Such benefits are tax deductible for the employer, while the employee pays taxes on the vehicle based on a predefined valuation by the income tax authorities. There are indications that the tax authorities are contemplating a significant increase in the valuation of employee vehicles. Should such a proposal take effect, it may reduce the affordability of such vehicles, thereby causing an overall decrease in private vehicle ownership.

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

        At December 31, 2005, we had a negative working capital of $14 million, our current assets to current liabilities ratio was 0.42/1, we had cash and cash equivalents of $1.7 million and unused credit facility of $3.4million.

        Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the Office of the Chief Scientist, the BIRD Foundation or the European Community.

        As of December 31, 2005, we had a long-term credit facility for approximately $34.6 million, of which $31.5 were provided to our subsidiary Shagrir. $5.7 million are long-term loans in or linked to the US dollar from banks and others, $8 million are NIS long-term loans from a bank and others. $20.3 million are long-term loans in NIS adjusted to the CPI from banks and others. A $0.6 million loan is in Mexican pesos. For further information of our consolidated long term loans see notes 9 and 10 to our financial statements.

        As of December 31, 2005, we had a short term credit facility for approximately $8.1 million of which $7.7 million with Bank Hapoalim. $3.4 million of the short term credit facility remains as of December 31, 2005 available for our use.

        In 2005, net cash provided by our continuing operating activities amounted to $5.8 million as compared to net cash provided from continuing operating activities of $94 thousand in 2004. In 2005, net cash used in our continuing investing activities was $39.1 million as compared to $0.8 million net cash used in our continuing investing activities in 2004. In 2005, net cash provided by financing activities was $34.7 million as compared to $79 thousand provided by continuing financing activities in 2004.

        Current liabilities increased from $12.6 million in 2004 to $24.2 million at December 31, 2005, mainly due to the liabilities acquired in connection with the acquisition of the road side assistance and towing services business and loans provided to finance these transactions.

        Long-term liabilities increased from $5.8 million in December 31, 2004 to $32.2 million in December 31, 2005 mainly due loans provided to Shagrir to fund the acquisition of the road side assistance and towing services.

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

        We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new applications and products and enhancements to our existing systems and products are necessary to compete effectively. We devote a significant portion of our resources (i) to developing new applications and products to better compete in a rapidly evolving market, (ii) sustaining and upgrading existing systems, applications and products by improving serviceability and adding new capabilities and features, (iii) to decreasing the cost of owning and operating such products, and (iv) to maintaining close relationships with our customers to identify their product needs.

        Future growth will depend upon our ability to enhance our existing systems and products and to introduce new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our Nexusphere network. Our net expenditures for research and development programs during the years ended December 31, 2005 and December 31, 2004, totaled approximately $892,000 and $482,000 respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of June, 2006, the Company employed 11 persons in research and development. Our gross research and development expenses constituted approximately 2.4% and 9.1% of our revenues, and our net research and development expenses constituted approximately 2.4% and 4.4 of such sales, in the respective years ended December 31, 2005 and 2004. For additional information concerning commitments for research development programs See Note 10 to our financial statements included elsewhere in this annual report.

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

        We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. Royalties from sales to the BIRD Foundation amount to 150% of the grant received. As of December 31, 2005, our contingent obligation to the BIRD Foundation was $2.089 million.

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

        We now operate predominantly in Israel and Latin America, mainly as a provider of services to insurance companies and automobile owners.

        In Israel, in June 2004 we acquired Shagrir, our primary customer and operator in Israel. In February 2005 Shagrir acquired certain of the activities and assets of Shagrir Towing Services. These two acquisitions expanded our operations and increased our revenues in Israel such that approximately 90% of our revenues are now derived from the Israeli market. Such transactions reflect our strategy not only to serve as a technology company but also as an operator, providing operating services to insurance companies and automobile owners.

        Our Argentinian subsidiary, Pointer Argentina, has been negatively affected by economic and political instability in Argentina and from the reduction in car theft rates mainly associated with success of law enforcement programs.

        Due to continuous political and economic conditions and foreign exchange restrictions in Venezuela, we cannot be sure whether we will receive any further purchase orders from our customer in Venezuela or when such orders may arrive.

        In February 2005, our subsidiary, Pointer SA, commenced operations in Greater Mexico City. Since Pointer SA’s operations are in the development phase, we, together with Pointer SA’s other shareholders (we currently hold 68% of the issued and outstanding shares of Pointer SA), will need to provide it with financing until it has sufficient cash flows to run its operations.

        In 2006 and thereafter, as a result of our diversification into a service provider that provides a broad range of services mainly to the insurance industry, we foresee that our revenue channels will continue to be derived from these services.

        In 2005 we consolidated our financial reports in order to reflect 100% of Shagrir’s financial results. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately NIS 29.1 million into 43.44% of the shares of Shagrir Motor Vehicle Systems. As a result, our holdings in Shagrir Motor Vehicle Systems were reduced to 56.56%. As long as Shagrir continues to have a shareholder deficiency, we will continue to consolidate 100% of Shagrir’s financial results. However, as Shagrir is expected to be profitable, we believe that from the second half of 2006 we may need to consolidate its financial results only for the then existing holding (by recording minority interest), which may materially negatively affect our net income (loss) at such periods.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2005 (in thousands USD)		Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short term debt and other current liabilities	1	18,959	18,959	-	-	-

Long-term loans	2	39,259	6,238	18,566	13,012	1,443

Accrued severance pay, net	3	962	-	-	-	962

Management fees to DBSI	4	45	45	-	-	-

Operating lease obligations	5	2,078	1,088	986	4	-

Purchase Obligations		249	134	115	-	-

Royalties to BIRD	6	2,089	-	-	-	2,089

Total contractual obligations		63,641	26,464	19,667	13,016	4,494

1 Short term debt and other current liabilities include short term bank credits, trade accounts payable for equipment and services that have already been supplied and other accrued expenses

2 Long term loans include principal and interest payments in accordance with the terms of the agreements with Banks. For further information please see item 11 – liquidity and capital resources.

3 Accrued severance pay maturity depends on the date our employees will actually cease being employed. The amount is net of outstanding severance pay funds.

4 The Company shall pay annual fees $180,000 in consideration for DBSI management services for the period of three years commencing April 2003. Such commitment does not include any automatic renewal of the agreement with DBSI.

5 Operating lease obligations include rental payments of offices, cars, and other premises and equipment.

6 Royalties to BIRD include the amount received by BIRD foundation indexed as per the agreement, which the Company has undertaken to pay based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 11c to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	50	Chairman of Board of Directors
Danny Stern	54	President and CEO
Alicia Rotbard	60	External Director
Gov Ben Ami	79	External Director
Barak Dotan	38	Director
Ken Lalo	49	Director
Yoel Rosenthal	51	Director
Hanoch Yokev	58	Vice President, R&D and Chief Technology Officer
Ronen Stein	39	Vice President and Chief Financial Officer
Gideon Rossman	46	Vice President, Business Development and Marketing

Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Company.

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

Gov Ben Ami has served as a director on our Board since 2002. He also serves on the Board of the “Kanfei Zahav” Fund, the National Kibbutz Fund and the Technion’s Research and Development Organization. From 1990 to 1993 he served in the Presidency of the Industrial Union. From 1990 to 1992 he served as a special consultant to the Minister of Industry and Trade on the subject of the European Common Market. From 1987 to 1988 he served as General Manager of the Ministry of Communication and he also served on the Board of Directors of Bezeq at this time. Mr. Gov. has served on various boards of directors of publicly traded companies as well as industrial companies. Mr Gov holds a B.Sc in Mechanical and Industrial Engineering from the Technion in Haifa as well as an MBA degree.

Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada [Nasdaq – JCDA], formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Ken Lalo was appointed a director on our Board in April 2003 and serves as the chairman of our audit committee. Mr. Lalo is the Executive Vice President of Polar Communications Ltd. Beginning in 2001, he served in various other managerial positions within the Polar Investments group, including as a member of the Boards of Directors of various affiliates of the group. Mr. Lalo also serves as the President of Nipson SAS and as a Director of Digital Printing Systems PLC, Cimatron Ltd. and BVR Systems (1998) Ltd. From 1993 until 2001, he served as Vice President and General Counsel, Clal Industries and Investments Ltd. and as a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. Mr Lalo holds an LL.B. from Tel-Aviv University, an M.C.L (Master of Comparative Law) degree from Georgetown University and an M.B.A from Northwestern University/Tel-Aviv University.

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

Hanoch Yokev, one of our founders, has served as our Senior Vice President and Chief Technology Officer since our inception in 1991. From 1979 to 1991, he worked with Elisra, a subsidiary of Tadiran. At Elisra, he served as a System Engineer in connection with the development of several electronic warfare systems. His last position at Elisra was Chief Scientist. Mr. Yokev holds a Bachelor of Science degree in Physics from Tel Aviv University.

Ronen Stein was appointed our Chief Financial Officer in July 2002, one month after joining Pointer From 1998 until 2002, Mr. Stein worked with Rada Electronic Industries (Nasdaq: RADI). He was appointed the Chief Financial Officer of Rada in 1999 and served as its Chief Financial Officer until May 2002. Mr. Stein holds a B.Sc. in economics and accounting and an M.B.A from Tel Aviv University.

Gideon Rossman was appointed our Vice President of Business Development in 2005. Prior to his appointment, Mr. Rossman was Vice President of Distributed Power for Ormat Systems Ltd. Prior to that, Mr. Rossman was a Business Manager for the Process Diagnostics and Control division of Applied Materials. From 1992 through 1997 he was employed by Orbot Instruments as an Electrical Engineer and as a Business Manager. Mr. Rossman holds a BSc in Electrical and Computer Engineering from the Technion in Haifa. In 1999 he completed his MBA at Tel-Aviv University.

B.	COMPENSATION

        The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2005, was approximately $514,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $60,000.

        In addition, during 2005 a total of 77,000 options were granted to all persons as a group who served in the capacity of director or executive officer, 40,000 at an exercise price of $10.6 and 37,000 at an exercise price of $9.5 pursuant to our 2003 Option Plan.

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

        A person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.

        Regulations have been recently promulgated under the Israeli Companies Law which now mandate that in the future when appointing an external director to the board of directors of a public company, in addition to the already existing requirements for such external director, such external director must either have “expertise in finance and accounting” or be “professionally qualified”. Additionally, at least one of the external directors must have “expertise in finance and accounting”. These regulations do not appear to relate to external directors currently serving.

        A person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters – accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

        The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s independent public accountant’s duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

        A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. The board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

        The affidavit required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the affidavit.

        Additionally, under the Israel Companies Law, a public company’s board of directors must determine the minimum number of directors who have “expertise in finance and accounting” taking into account the type of company, its size, the extent of its activities and the complexity of the company’s operations.

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

        We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

        The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total

2005
Sales and Marketing	85	16	101
Administration	29	8	37
Research and Development	11	-	11
Other	295	39	334
Total	420	63	483

	Israel	Other	Total

2004
Sales and Marketing (*)	58	11	69
Administration	19	8	27
Research and Development	11	-	11
Other (**)	49	24	73
Total	137	43	180

(*) Represents 42 positions
(**) Represents 44 positions

	Israel	Other	Total

2003
Sales and Marketing	2	7	9
Administration	7	5	12
Research and Development	11	0	11
Other	9	19	28
Total	29	31	60

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

        Some of our directors and officers own ordinary shares in our company and/or options to purchase ordinary shares. As of June, 2006, none of our directors and officers, beneficially owned shares and/or options amounting to 1% or more of the outstanding Ordinary Shares, excluding Messers. Barak Dotan and Yossi Ben Shalom, who, as office holders of DBSI, may be considered to be the beneficial holders of the 41.24% of our issued share capital held by DBSI, and an additional 12.51% of our issued share capital held by Egged, as a result of certain joint voting rights between Egged and DBSI, pursuant to a shareholders’ agreement between them. For further information regarding the shareholders’ agreement between Egged and DBSI, see Item 10 “Additional Information” – “Material Contracts.”

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

        The following table and notes thereto set forth certain information as of June 27, 2006 concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Shares Beneficially Owned

DBSI Investment Ltd. (2)(3)	1,312,927	(4)	41.15%
Egged Holdings Ltd.(5)	398,413	(6)(7)	12.51%
Polar Communications Ltd.	234,708	(8)	7.55%
Pelephone Communications Ltd	165,275		5.34%
M. Vertheim (Holdings) Ltd.	164,519		5.32%
Adach Holdings Ltd.(9)	250,000	(10)	7.47%

(1)	The number of ordinary shares issued and outstanding on June 9, 2006 was 3,095,124. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(2)	Until June 2004, DBSI Investment Ltd. held a proxy with respect to all of the voting power in the Company held by AMS Electronics Ltd. This proxy was terminated. Does not include the shares held by Egged and covered by the November 16, 2004, Shareholders’ Agreement between DBSI and Egged. For further information regarding such Agreement see Item 10 “Additional Information” – “Material Contracts.”

(3)	As office holders of DBSI, Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 41.24% of our issued share capital held by DBSI.

(4)	Includes 95,455 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(5)	As a result of the shareholders agreement between DBSI and Egged, both DBSI and Egged may be deemed controlling shareholders of our company.

(6)	Includes 88,889 ordinary shares issuable upon the conversion of loans.

(7)	Does not include the shares held by DBSI and covered by the November 16, 2004, Shareholders’ Agreement between Egged and DBSI. For further information regarding such Agreement see Item 10 “Additional Information” – “Material Contracts.”

(8)	Includes 12,218 ordinary shares issuable upon the exercise of a currently exercisable warrant.

(9)	Formerly Shagrir Towing Services.

(10)	Includes 250,000 ordinary shares issuable upon the exercise of a currently exercisable warrant.

As of June 12, 2006 there were approximately 43 record holders of our ordinary shares, including approximately 11 record holders in the United States (who held approximately 42.25% of our outstanding ordinary shares).

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

For information on the funding for and purchase of the assets and activities of Shagrir Towing Services and the $6 million investment in our securities, see Item -10 Material Contracts

Agreements with Mr. Ofer Lior and his affiliates

        On March 13, 2005, we entered into a joinder agreement with an individual, Mr. Ofer Lior pursuant to which in consideration for $69,735 we issued Mr. Lior (i) 8,302 of our ordinary shares at a price per share of $8.40 and (ii) a warrant to purchase up to 1,826 of our ordinary shares at the same exercise price. This warrant was exercisable by Mr. Lior until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets and subsequently has expired. Mr. Lior’s shares constitute approximately 0.21% of our current issued and outstanding share capital on a fully-diluted basis. This agreement was entered into as part of an investment round in which Mr. Lior participated on the same terms as the other investors.

        In February 2005 Shagrir entered into a Management Agreement pursuant to which Dekalog Focused Management Ltd., or Dekalog, shall provide Chief Executive Officer services to Shagrir. In consideration for the provision of such services, Dekalog is to receive, NIS 120,000 (plus VAT) per month and an annual bonus equal to the higher of: (a) NIS 800,000; or (b) 2.5% of the consolidated profits of Shagrir, before tax, plus VAT.

        In February 2005 we entered into an Employment Agreement pursuant to which, Mr. Ofer Lior provided services to Nexus. In consideration for the provision of such services, Mr. Lior was granted an option to purchase 1,753 ordinary shares of Pointer (representing, at the date of issuance, 3.5% of our issued and outstanding share capital), at an exercise price of $280,000 (as adjusted in accordance with the terms of the agreement). Mr. Lior’s contract has since terminated and the options have, therefore, expired.

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

        Pursuant to the share purchase agreement of March 13, 2003, DBSI and other investors invested approximately $2.6 million in the share capital of the Company. Furthermore, in August and October 2003, DBSI, Mr. Arik Avni – the Company’s former Chief Executive Officer (the “Former CEO”) and certain other minority shareholders (the “Investors”) invested an aggregate of $1.2 million in the share capital of the Company, under the same terms and conditions set forth in the share purchase agreement of March 13, 2003 . The amounts invested were as follows: DBSI invested an aggregate amount of $2,600,000, in consideration for which it was issued 590,909 shares and 413,637 warrants exercisable at a price of $4.40 per share, the Former CEO invested an aggregate amount of $44,000, in consideration for which it was issued 10,000 shares and 7,000 warrants exercisable at a price of $4.40 per share, and the Investors invested an aggregate amount of $201,400 in consideration for which they were issued 267,137 of our ordinary shares and 186,995 warrants exercisable at a price of $4.40 per share. In February 2005, DBSI invested a further $1 million in the share capital of the Company, in consideration for which it was issued 119,048 shares and 26,190 warrants exercisable at a price of $8.40 per share. DBSI currently owns approximately 33.8% (on a fully diluted basis), of our issued and outstanding shares.

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

Employment of Mr. Gideon Rossman, Vice President of Business Development and Marketing

        In December 2005, Mr. Gideon Rossman was appointed our Vice President of Business Development and Marketing. Under the terms of his employment, Mr. Rossman was granted 13,000 options at an exercise price of $9.50, in accordance with our 2003 option plan. 25% of these options will vest each year, over the next four years beginning in November 2006 and ending in November 2009 (provided that he remains employed by us throughout that period).

        Granting of Options to Mr. Danny Stern, President and CEO of the Company.

        See Item 4A - Recent Developments.

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

        In June, 2005 CEIEC and the third party filed a counter claim with the CIETAC for repayment of $300,000 relating to the same transaction, plus weekly interest of 0.5% (compounded from February 2002). The counter claim related to the same amount that CEIEC had claimed from Bank Hapoalim B.M pursuant to the guarantee discussed above. However, in July 2005, the counterclaim was withdrawn and in January 2006, CIETAC provided a final ruling in our favor, pursuant to which CEIEC and the third party shall pay us $ 557,000 representing most of the damages caused to us plus interest rate of 6% per annum from April 2003 plus additional costs incurred by us.

        In February, 2006 the third party petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of the arbitrator. In their petition they claimed that normative arbitration procedures were not followed, that the decision of the arbitrators was outside the scope of the jurisdiction granted to them, and that the arbitrators ruled on certain matters in which they lacked jurisdiction. We have not yet officially received this petition due to the inability of our legal counsel in Beijing to receive documents in connection with this petition in the absence of an explicit power of attorney to do so. We recently completed the necessary documentation granting them power of attorney in this matter, and expect that the petition will be delivered to us soon, giving us an opportunity to respond to the claims made by CEIEC. Based on our legal advisor’s opinion, it is unlikely that the petition to overturn the arbitrator’s ruling will be successful.

        In September 2000, Pointer Argentina entered into a 30-month contract with a third party. Pursuant to the contract Pointer Argentina agreed to order from the third party a minimum number of unit installations. In October 2001 and thereafter, Pointer Argentina ceased to make minimum payments to the third party. A legal demand was presented against Pointer Argentina. In October 2003 and August 2004, the Argentinean court ordered a levy in the aggregate amount of $118,000 on its bank account. In November 2005 Pointer Argentina reached a private agreement in which it agreed to pay the third party $186,000 plus legal fees. The levies mentioned above were used to pay the amount resulting from the agreement. As of December 31, 2005, Pointer Argentina owes costs of the court proceedings and legal expert fees.

        As of December 31 2005, several claims were filed against Shagrir Motor Vehicle Systems by customers. The claims are in an amount aggregating to approximately $ 434,000. The substance of the claims is the malfunction of Shagrir Motor Vehicle Systems’ products, which occurred during the ordinary course of business. Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir Motor Vehicle Systems in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

        Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir in respect of these claims and, therefore, no provision was recorded in the financial statements in respect of these claims.

        In 2005 the State of Israel initiated administrative proceedings against Shagrir in the Haifa municipal court, claiming that they managed a gas station as well as an operation which purchased towing vehicles, both without a legal permit. Yossi Ben-Shalom and Barak Dotan, who are members of Shagrir’s and our Board of Directors, were named as co-defendants in the proceedings. The first hearing in the case has been set for October 2006.

B.	SIGNIFICANT CHANGES

        For a description of significant events, which took place since the year ending December 31, 2004, see as incorporated by reference in “Item 4. “Information on the Company” – “Recent Developments” above.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Markets and Share Price History

        Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our Ordinary Shares were quoted on Nasdaq under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002 the OTC Bulletin Board reported trading in the Ordinary Shares under the symbol NXUS and later changed to NXUSF. On November 16, 2005, our shares resumed trading on the Nasdaq Capital Market under the symbol NXUS. On February 21, 2006 our shares began trading under a new symbol, PNTR. The table below sets forth the high and low bid prices of our Ordinary Shares, as reported by Nasdaq or the OTC Bulletin Board during the indicated periods.

Period	High	Low

May 2006	8.05	6.4
April 2006	7.1	6.35
March 2006	8.3	7
February 2006	8.38	6.6
January 2006	8.18	6.9
December 2005	9	6.75
Forth Quarter 2005	10.79	6.75
Third Quarter 2005	14	4.9
Second Quarter 2005	17	10
First Quarter 2005	22	11
Fourth Quarter 2004	14	8.5
Third Quarter 2004	17	11.5
Second Quarter 2004	40	14
First Quarter 2004	58	20

2005	22	4.9
2004	65	8
2003	33.5	6.5
2002	235	0.8
2001	468.9	137.5

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the Nasdaq Capital Market under the symbol “PNTR”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

        We have currently outstanding only one class of securities. Pursuant to a one-for-one hundred reverse stock split of our ordinary shares, effective as of August 2005, each share of our old Ordinary Shares with a par value of NIS 0.03 each were converted into one Ordinary Share with a par value of NIS 3.00 per share. Accordingly, all shares and per share data in this annual report have been retroactively adjusted to reflect the reverse stock split. No preferred shares are currently authorized.

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

        Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
—	appointment or termination of our auditors;
—	appointment and dismissal of directors;
—	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
—	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders- Sections 286 and 287 of the Israeli Companies Law
—	any merger as provided in section 320 of the Israeli Companies Law; and
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

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

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval.

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

Nasdaq Marketplace Rules and Home Country Practices

        In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Marketplace Rule 4350 with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, our board of the compensation of our executive officers. See also “Item 10B –Additional Information –Memorandum and Articles of Association – “The Israeli Companies Law”, for the definition and procedures for the approval of, related party transactions.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

—	Independence of Directors – our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

—	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders holding together at least one percent of the voting power at the general meeting. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

—	Israeli law does not require and our board has not adopted a formal written audit committee charter.

—	Our audit committee complies with all of the requirements under Israeli law.

—	Israeli law does not require and we have not adopted a code of conduct applicable to all of our employees.

        Mr. Gov Ben Ami and Ms Alicia Rotbard currently serve on our Board of Directors as External Directors. Ms. Alicia Rotbard, Mr. Gov Ben Ami and Mr. Ken Lalo currently serve on our Audit Committee.

C.	MATERIAL CONTRACTS

The Purchase of Certain Activities of Shagrir Towing Services by our subsidiary, Shagrir

        On February 28, 2005 we completed the purchase of the road-side assistance and towing services of Shagrir Towing Services by our subsidiary, Shagrir, in consideration for approximately NIS 200 million. NIS 100 million was funded by a credit line made available by Bank Hapoalim B.M, NIS 40 million was funded by a loan provided by Shagrir Towing Services and approximately NIS 50 million was funded by a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. In addition we invested an amount of NIS 4,550,000 in the share capital of Shagrir, and provided it with a loan of NIS 5,000,000. As part of the transaction, we granted Bank Hapoalim B.M a two year warrant to purchase up to 100,000 of our ordinary shares, at a price per share of $18.00; and granted Shagrir Towing Services a two year warrant to purchase up to 250,000 of our ordinary shares, at a price per share of $18.00. Part of the loans provided by the investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. may be converted into our shares and/or the shares of our subsidiary, Shagrir.

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

Pursuant to the agreement with Egged, Egged loaned Shagrir NIS 7,275,000, according to which the loan would be repaid over 10 years with 4% interest payable during first 2-years and 7.5% interest payable thereafter. In consideration for the loan Egged was provided with a 24-month option to convert the loan into our ordinary shares or into shares of Shagrir, at its discretion. The loan may be converted by Egged into up to 9,433 ordinary shares of Shagrir. Should Egged wish to convert the loan into shares of Shagrir, 60% of the loan will be converted at price per share of NIS 729, and the remaining 40% will be converted at a price per share ranging from NIS 729 to NIS 937 (according to a sliding scale, where the later the conversion, the higher the share price). The loan may also be converted by Egged into up to 88,889 of our ordinary shares (calculated at a price per our ordinary shares of $18.00). Should Egged fail to exercise at least 60% of the option by the end of the 2-year option period, Shagrir has a “Put” option to force Egged to purchase such number of shares in Shagrir that represents 60% of the loan amount.

Furthermore, pursuant to the agreement with Egged, Egged loaned Shagrir $2 million at an interest rate of LIBOR (3-month) plus 3.5% compounded annually and accrued daily. Interest payments and principal payments shall become payable from February 28, 2008. This loan is convertible into the ordinary shares of Shagrir and/or up to 155,039 of our ordinary shares (calculated at a price per our ordinary shares of $12.90), subject to certain conditions.

In addition, pursuant to an agreement between us, Shagrir and a group of investors, a group of investors agreed to loan Shagrir NIS 29,100,000 repayable in accordance with an agreed quarterly repayment schedule over a period of ten years ranging from approximately NIS 650,000 to NIS 1.5 million (including interest accruing at a rate of 4% per annum for the first two years and 7.5% thereafter). Pursuant to the terms of the agreement, in consideration for the loan, the shareholders received a two year option to (i) purchase up to an aggregate of 355,555 of our ordinary shares at a price of $18.00 per share; or purchase shares of Shagrir according to which 60% of the loan will be converted at price per share of NIS 729, and the remaining 40% will be converted at a price per share ranging from NIS 729 to NIS 937 (according to a sliding scale, where the later the conversion, the higher the share price). Should the investors fail to exercise at least 60% of the option by the end of the two-year option period, Shagrir has a “Put” option to force the investors to purchase such number of shares in Shagrir that represents 60% of the loan amount. Moreover, pursuant to an agreement between us, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged, NIS 10 million was loaned to Shagrir, of which we loaned Shagrir NIS 5 million. Interest repayments and repayments of the principal will commence on August 28, 2005. Interest under the loan is payable at a rate of 6.5% per year. Pursuant to this agreement, we agreed that for the duration of our cooperation agreement with Shagrir, we will place in escrow our design and production file relating to the design and production of our security products. The file will only be released from escrow in the event that (i) we become insolvent; (ii) fail to provide security products to Shagrir, or (iii) Shagrir’s revenues from its security business are 70% or more of our revenues from our security business, for three consecutive financial quarters. For further information on our cooperation agreement, see Exhibit 4.7 to this Annual Report.

As security on the loans, Egged and other Investors have (i) a second ranking floating charge over all the property and assets of Shagrir, and (ii) a third ranking fixed charge over Shagrir’s rights to proceeds from transactions with Clal Insurance Company Ltd. and The Israel Phoenix Insurance Company Ltd.

$6 million Investment

        On February 28, 2005, a group of investors, including DBSI, completed a $6 million investment in our share capital. Pursuant to the investment agreements, we issued (i) 714,285 of our ordinary shares at a price per share of $8.40 (of which 309,524 were issued to Egged and (ii) warrants to purchase up to 157,143 of our ordinary shares at the same exercise price (of which warrants to purchase up to 68,095 of our ordinary shares were issued to Egged), constituting, as of the date thereof, approximately 19.23% of our issued share capital on a fully-diluted basis. Under the terms of the agreements, the warrants are exercisable until the earlier of: (a) April 6, 2006; or (b) our merger or the acquisition of substantially all of our assets. The transaction was approved by our shareholders at their annual meeting held on February 1, 2005.

Our Investment in Shagrir

        Prior to the road-side assistance and towing services of Shagrir Towing Services by Shagrir and the related financing, we invested NIS 4,550,000 ($1 million) directly in Shagrir.

Management Services Agreement

        Pursuant to the purchase of the operations and activities of Shagrir Towing Services, the NIS55 million loans to Shagrir and our NIS 4.55 million investment in Shagrir, Shagrir entered into a management services agreement with Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd. pursuant to which Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd. will provide Shagrir with management services with respect to its business commencing March 1, 2007,in consideration for a management fee of NIS 1 million per year, subject to certain conditions.

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

        For a summary of our other material contracts, see Item 4 ¯ “Information on the Company”¯ “Recent Developments” and Item 6 –“Related Party Transactions.”

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

General Corporate Tax Structure

        Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

Israeli Capital Gains Tax

        Until the end of the year 2002, and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

        On January 1, 2006 an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

        According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was 15%.

        A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly .

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12 month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Israeli Tax on Dividend Income

        Israeli tax at a rate of 20% is generally withheld at source from dividends paid to non-residents; in general, no withholding tax is imposed on dividends paid to Israeli companies (subject to the provision of the Israeli Income Tax Ordinance). The applicable rate for dividends paid out of the profits of an Approved Enterprise is 15%. These rates are subject to the provisions of any applicable tax treaty.

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

        You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own web site (www.pointer.com) all our interim and year-end financial statements as well as other information.

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

Interest Rate Risks

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks. We have not used interest derivative financial instruments. As of December 31, 2005, we had financial assets totaling approximately $1.5 million bearing variable interest rates and total funds borrowed bearing variable interest rates of $6.6 million. The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $46,000 assuming all other variables are constant.

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

        Regarding our operations in Israel, as of December 31, 2005 we had net liabilities of $48 million and net expenses of $4.8 million, denominated in New Israeli Shekels (NIS). A hypothetical 10% devaluation of the U.S. dollar against the New Israeli Shekel would thus result in approximately a $5.2 million decrease in our earnings.

        Our revenues and expenses generated by Pointer Argentina are mostly denominated in Argentinian Pesos and are therefore exposed to exchange rate fluctuations between the Argentinian Peso and the United States dollar. Assuming an adverse foreign exchange rate fluctuation, we would experience a reduction in U.S. dollar revenues and net income. As of December 31, 2005 we had net assets of $12,000 and net expenses of $493,000, denominated in the Argetinian Peso. A hypothetical 10% devaluation of the US dollar against the Argentinian Peso would thus result in approximately $48,000 net decrease in our earnings.

        Our revenues and expenses generated by Pointer Recuperación de México are denominated mainly in Mexican Pesos and are therefore exposed to exchange rate fluctuations between the Mexican Peso and the U.S. dollar. Assuming an adverse foreign exchange rate fluctuation, we would experience a reduction in U.S. dollar revenues and net income. As of December 31, 2005 we had net liabilities of $672,000 and net expenses of $1.3 million denominated in the Mexican Peso. A hypothetical 10% devaluation of the US dollar against the Mexican Peso would thus result in approximately $199,000 net decrease in our earnings.

Expenses in New Israel Shekels

        The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 2.4%, 1.4%, and negative 1.9% (deflation), in 2005, 2004, and 2003, respectively. At the same time the NIS devalued against the U.S. Dollar 6.8% in 2005, while the U.S. dollar devalued against the NIS by approximately 1.6% and 7.6% in 2004 and 2003 respectively.,. For further discussion with respect to the devaluation of the NIS, see the discussion under the caption “Impact of Inflation and Devaluation on Results of Operations, Liabilities, and Assets” in Item 5.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

        (b) Management’s annual report on internal control over financial reporting. Not Applicable.

        (c) Attestation report of the registered public accounting firm. Not Applicable.

        (d) Changes in Internal Controls over Financial Reporting. There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2005 and 2004.

	2004	2005
	In USD in thousands

Audit Fees(1)	61	184
Audit-Related Fees(2)	70	30
Tax Fees(3)	2	4
All Other Fees	2	-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for services not provided in Audit Fees, such as services provided in connection with the preparation of our registration statement on Forms F-3, filed with the SEC in September and October 2004 and June 2005 and Form 6K filed with the SEC in November 2004.

(3)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments.

Pre-Approval Policies and Procedures

        Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay&Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2005 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER ANDAFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

1.2	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006.

4.1	English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Delek Real Estate Ltd. dated February 23, 1998, as amended on March 5, 2003 (original language – Hebrew) filed by us as exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

4.2	Manufacturing and Purchase Agreement, dated as of January 15, 2002, by and among AMS Electronics Ltd., Nexus Data Inc., Nexus Data (1993) Ltd and us, filed by us as Exhibit 3.9 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.3	Amendment to Manufacturing and Purchase Agreement, dated March 12, 2003, by and among AMS Electronics Ltd and us, filed by us as Exhibit 3.11 to our Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference.

4.4	English summary of the lease agreement by and between Yahalomei Givatayim and us, dated June 15, 2002 (original language – Hebrew), filed by us as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

4.5	English Summary of the Lease Agreement by and between Shagrir and Menasheh Mashiach, Tzion Mashiach and Eliahu Mashiach, dated July 24, 2002 (original language – Hebrew) filed by us as exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.6	Management Services Agreement by and between DBSI and us, dated August 6, 2003, filed by us as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2003, and incorporated herein by reference.

4.7	English Summary of Cooperation Agreement by and between Shagrir and us, dated February 25, 2004 (original language –Hebrew) filed by us as exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.8	Share Exchange Agreement by and between the Shareholders of Shagrir and us, dated April 25, 2004 filed by us as exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.9	English Summary of the Convertible Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004 (original language –Hebrew) filed by us as exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.10	Registration Rights Agreement by and among Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd. and us, dated November 15, 2004 filed by us as exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.11	Share Purchase Agreement between Egged and us, dated November 16, 2004 (including Joinder Agreements thereto) filed by us as exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.12	English Summary of the Management Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd. Sulam Financial Holdings Ltd. and Egged, dated November 16, 2004 (original language –Hebrew) filed by us as exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.13	English Summary of the Management Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew) filed by us as exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.14	English Summary of the Loan Consolidation Agreement by and between Shagrir and us, dated November 16, 2004 (original language – Hebrew) filed by us as exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.15	English Summary of the Loan Agreement by and between Shagrir and us, dated November 16, 2004 (original language –Hebrew) filed by us as exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.16	English Summary of the Loan Agreement by and among Shagrir, Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings Ltd., Egged and us, dated November 16, 2004 (original language – Hebrew) filed by us as exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.17	English Summary of the Letter Agreement by and between Shagrir and Bank Hapoalim Ltd., dated November 16, 2004 (original language – Hebrew) filed by us as exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.18	Shareholders’ Agreement by and between DBSI and Egged, dated November 16, 2004 (as amended on January 30, 2005) filed by us as exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.19	English Summary of the Asset Purchase Agreement by and among Shagrir Towing Services and Shagrir, dated January 3, 2005 (original language – Hebrew) filed by us as exhibit 4.20 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference.

4.20	English Summary of the Lease Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew) filed by us as exhibit 4.21 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.21	English Summary of the Asset Purchase Agreement by and between Shagrir (1985) Ltd. and Shagrir, dated January 3, 2005 (original language – Hebrew) filed by us as exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.22	English Summary of the Assignment Agreements by and among Shagrir Towing Services, Shagrir and Certain Israeli Insurance Companies, dated January through February 2005 (original language – Hebrew) filed by us as exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.23	English Summary of the Management Agreement by and between Shagrir and Dekalog Focused Management Ltd., dated February 28, 2005 (original language – Hebrew) filed by us as exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.24	Engilsh Summary of the Employment Agreement by and between Mr. Offer Lior and us, dated February 28, 2005 (original language – Hebrew) filed by us as exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

4.25	English Summary of the Employment Agreement by and between Mr. Danny Stern and us, dated May 23, 2005 (original language – Hebrew) filed by us as exhibit 4.26 to our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated herein by reference

8.1	A list of our subsidiaries.

10.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel) .

10.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina) .

10.3	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico) .

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

June 27, 2006

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
(Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

POINTER TELOCATION LTD.
(Formerly: Nexus Telocation Systems Ltd.)

        We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. (Formerly: Nexus Telocation Systems Ltd.) (“the Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of two subsidiaries, whose financial statements reflect total assets constituting 3.7% and 9.6% as of December 31, 2005 and 2004, respectively, and total revenues constituting 5.7%, 16.6% and 46.11% of the related consolidated totals for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel March 1, 2006	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,696	$75
Short-term investments	-	15
Trade receivables (net of allowance for doubtful accounts of $ 363 and $ 568 at
December 31, 2005 and 2004, respectively)	6,576	3,828
Other accounts receivable and prepaid expenses (Note 3)	505	639
Inventories (Note 4)	1,389	1,343

Total current assets	10,166	5,900

LONG-TERM ASSETS:
Long-term accounts receivable	219	230
Severance pay fund	2,989	751
Property and equipment, net (Note 5)	7,319	2,670
Goodwill	36,924	13,154
Other intangible assets, net (Note 6)	9,597	2,808

Total long-term assets	57,048	19,613

Total assets	$67,214	$25,513

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 7)	$9,949	$7,064
Trade payables	3,904	3,055
Deferred revenues and customer advances	6,477	78
Other accounts payable and accrued expenses (Note 8)	3,835	2,401

Total current liabilities	24,165	12,598

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 9)	16,211	4,423
Long-term loans from shareholders and others (Note 10)	12,082	149
Accrued severance pay	3,951	1,257

	32,244	5,829

SHAREHOLDERS' EQUITY:
Share capital (Note 12) -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 and 4,000,000 shares at December 31, 2005 and 2004, respectively; Issued and outstanding - 2,479,020 and 1,704,505 shares at
December 31, 2005 and 2004, respectively	1,680	1,145
Additional paid-in capital	100,707	94,127
Deferred stock-based compensation	(1)	(117)
Accumulated other comprehensive loss	(1,138)	(353)
Accumulated deficit	(90,443)	(87,716)

Total shareholders' equity	10,805	7,086

Total liabilities and shareholders' equity	$67,214	$25,513

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2005	2004	2003

Revenues:
Products	$8,856	$5,594	$2,774
Services	28,108	5,375	2,376

Total revenues (Note 16b)	36,964	10,969	5,150

Cost of revenues:
Products	5,727	4,297	2,099
Services	17,587	3,301	2,075

Total cost of revenues	23,314	7,598	4,174

Gross profit	13,650	3,371	976

Operating expenses:
Research and development, net (Note 17a)	892	482	664
Selling and marketing	3,693	1,644	621
General and administrative	5,518	2,775	1,343
Amortization of deferred stock-based compensation *)	126	465	400
Amortization of intangible assets	2,462	932	67

Total operating expenses	12,691	6,298	3,095

Operating income (loss)	959	(2,927)	(2,119)
Financial expenses, net (Note 17b)	4,027	758	1,105
Other income (expenses), net (Note 17c)	341	(42)	(32)

Loss before taxes on income	(2,727)	(3,727)	(3,256)
Taxes on income	-	37	-

Loss from continuing operations	(2,727)	(3,764)	(3,256)
Gain from discontinued operations (Note 1d)	-	-	8,524

Net income (loss)	$(2,727)	$(3,764)	$5,268

Basic and diluted loss per share from continuing operations	$(1.17)	$(2.58)	$(3.81)
Basic and diluted earnings per share from discontinued operations	-	-	9.96

Basic and diluted net earnings (loss) per share (Note 13)	$(1.17)	$(2.58)	$6.15

*) Stock-based compensation relates to the following:
Research and development	-	-	$125
General and administrative	126	465	275

Total	$126	$465	$400

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2003	112,899	$94	$77,373	$-	$(892)	$(89,220)		$(12,645)
Issuance of shares, net	868,045	570	3,172	-	-	-		3,742
Conversion of convertible debenture	164,356	109	614	-	-	-		723
Deferred stock-based compensation	-	-	966	(966)	-	-		-
Amortization of deferred stock-based
compensation	-	-	-	400	-	-		400
Induced conversion of convertible
debenture	-	-	1,011	-	-	-		1,011
Issuance of warrants to a bank	-	-	103	-	-	-		103
Comprehensive income:
Foreign currency translation
adjustments	-	-	-	-	52	-	$52	52
Net income	-	-	-	-	-	5,268	5,268	5,268

Total comprehensive income							$5,320

Balance as of December 31, 2003	1,145,300	773	83,239	(566)	(840)	(83,952)		(1,346)
Issuance of shares, warrants and
options for the acquisition of
additional interest in a subsidiary,
net	429,154	286	10,815	-	-	-		11,101
Deferred stock-based compensation	-	-	16	(16)	-	-		-
Amortization of deferred stock-based
compensation	-	-	-	465	-	-		465
Exercise of warrants and options	130,051	86	57	-	-	-		143
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	487	-	$487	487
Net loss	-	-	-	-	-	(3,764)	(3,764)	(3,764)

Total comprehensive loss							$(3,277)

Balance as of December 31, 2004	1,704,505	1,145	94,127	(117)	(353)	(87,716)		7,086
Issuance of shares and warrants, net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based
compensation	-	-	-	126	-	-		126
Exercise of warrants and stock options	51,928	35	179	-	-	-		214
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss							$(3,512)

Balance as of December 31, 2005	2,479,020	$1,680	$100,707	$(1)	$(1,138)	$(90,443)		$10,805

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net income (loss)	$(2,727)	$(3,764)	$5,268
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from discontinued operations	-	-	(8,524)
Depreciation and amortization	4,997	2,065	1,171
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	1,961	(43)	(54)
Accrued severance pay, net	484	28	(146)
Loss (gain) from sale of property and equipment, net	(299)	(56)	21
Gain from realization of investment in subsidiary, net	(359)	-	-
Amortization of deferred stock-based compensation	126	465	400
Induced conversion of convertible debenture	-	-	1,011
Decrease (increase) in trade receivables, net	2,581	(355)	(265)
Decrease in other accounts receivable and prepaid expenses	2,301	289	111
Decrease (increase) in inventories	(144)	291	196
Write-off of inventories	199	479	111
Increase in other long-term accounts receivable	(20)	(35)	(26)
Increase (decrease) in trade payables	(359)	1,238	(1,145)
Decrease in other accounts payable and accrued expenses	(2,962)	(508)	(261)

Net cash provided by (used in) operating activities	5,779	94	(2,132)

Cash flows from investing activities:
Purchase of property and equipment	(2,020)	(873)	(1,099)
Proceeds from short-term bank deposits	15	-	62
Proceeds from sale of property and equipment	519	58	-
Proceeds from realization of investment in subsidiary	6,241	-	-
Acquisition of additional interest in Shagrir Motor Vehicle
Systems, net of cash acquired (a)	-	10	-
Acquisition of activities and assets of Shagrir Towing Services
Ltd. and Shagrir (1985) Ltd. (b)	(43,847)	-	-

Net cash used in investing activities	(39,092)	(805)	(1,037)

Cash flows from financing activities:
Receipt of long-term loans from banks	16,066	743	-
Repayment of long-term loans from banks	(2,035)	(376)	-
Receipt of long-term loans from shareholders and others	21,136	149	-
Repayment of long-term loans from others	(6,241)	-	-
Repayment of convertible debenture	-	-	(300)
Issuance of warrants to a bank	-	-	103
Proceeds from issuance of shares and exercise of warrants, net	6,176	67	3,742
Short-term bank credit, net	(401)	(504)	253

Net cash provided by financing activities	34,701	79	3,798

Effect of exchange rate on cash and cash equivalents	233	(1)	8

Increase (decrease) in cash and cash equivalents	1,621	(633)	637
Cash and cash equivalents at the beginning of the year	75	708	71

Cash and cash equivalents at the end of the year	$1,696	$75	$708

Supplemental disclosure of cash flow transaction:
Cash paid during the year for interest	$1,200	$469	$229

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2005	2004	2003

(a)	Acquisition of additional interest in Shagrir Motor Vehicle
	Systems:

	Fair value of assets acquired and liabilities assumed at
	date of acquisition:

	Working capital	$-	$(1,238)	$-
	Long-term accounts receivable	-	(224)	-
	Property and equipment	-	(1,117)	-
	Customer list	-	(2,646)	-
	Brand name	-	(828)	-
	Goodwill	-	(12,638)	-
	Short-term bank credit	-	5,282	-
	Long-term loan	-	1,890	-
	Accrued severance pay, net	-	276	-

		-	(11,243)	-
	Fair value of shares, options and warrants issued	-	11,253	-

		$-	$10	$-

(b)	Acquisition of activities and assets of Shagrir Towing
	Services Ltd. and Shagrir (1985) Ltd.:

	Fair value of assets acquired and liabilities assumed at
	date of acquisition:

	Working capital	$4,568	$-	$-
	Property and equipment	(5,760)	-	-
	Customer list	(8,558)	-	-
	Brand name	(1,920)	-	-
	Goodwill	(31,652)	-	-
	Long-term loan	(1,175)	-	-
	Accrued severance pay, net	6	-	-

		(44,491)	-	-
	Fair value of shares and warrants issued	644	-	-

		$(43,847)	$-	$-

(c)	Non-cash investing and financing activity:

	Conversion of convertible debenture	$-	$-	$723

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Pointer Telocation Ltd., (formerly: Nexus Telocation Systems Ltd.) (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company provides a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. The Company provides services, for the most part, in Israel, Argentina and Mexico, through its local subsidiaries. Independent operators provide similar services mainly in Russia and Venezuela utilizing the Company’s technology and operational know-how. The Company’s shares are traded on on the NASDAQ Capital Market.

b.	On June 29, 2004, the Company announced the closing of a definitive agreement with the shareholders (“the Sellers”) of Shagrir Motor Vehicle Systems Ltd. (previously known as Pointer (Eden Telecom Group) Ltd.) (“Shagrir Motor Vehicle Systems”) pursuant to which it purchased all of the outstanding and issued share capital of Shagrir Motor Vehicle Systems not already held by the Company (which, together with the Company’s 14% prior holdings in Shagrir Motor Vehicle Systems, constitutes 100% of the issued share capital of Shagrir Motor Vehicle Systems).

The Sellers, who provided loans to Shagrir Motor Vehicle System in the past, assigned these loans to the Company. The Company also undertook to indemnify the Sellers who provided Shagrir Motor Vehicle System with guarantees in respect of Shagrir Motor Vehicle System’s loans from banks in the event the banks will exercise such guarantees. In order to secure such indemnification undertaking, the Company issued to the Sellers options to purchase, at no consideration, 328,889 of the Company’s Ordinary shares, in the event the Company does not meet its indemnification obligations. The consideration comprises the following:

Issuance of 429,154 Ordinary shares	$7,425
Issuance of 247,781 warrants	3,221
Issuance of 75,896 employee stock options	607
Direct transaction costs	33

$11,286

The warrants are exercisable at an exercise price of $ 4.4 per share and are exercisable during the period which ends by the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than 33% of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE1 :	–	GENERAL (Cont.)

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

$11,286

For estimated amortization expenses related to intangible assets, see Note 6c.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Asset” (“SFAS No. 142”), goodwill will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company will determine, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2005, the Company has determined that no impairment with respect to goodwill exists.

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

c.	On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities, the assets and liabilities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. (“Shagrir transaction”) by the Company’s subsidiary Shagrir Motor Vehicle Systems, in consideration for approximately NIS 200,000 thousand. Shagrir Towing Services Ltd. was engaged in the field of road side assistance and towing services in Israel.

The consideration comprised of the following:

Cash	$34,828
Fair value of the loan from Shagrir Towing Services Ltd.	8,006
Warrants to purchase the Company's shares	644
Transactions costs	331

Total consideration - purchase price	$43,809

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

Based upon a valuation of assets acquired and liabilities assumed, Shagrir Motor Vehicle Systems allocated the total cost of the acquisition, as follows:

Net working capital	$(4,076)
Property and equipment and other assets	8,078
Long-term liabilities	(2,323)
Customer list	8,558
Brand name	1,920
Goodwill	31,652

Total purchase price	$43,809

For estimated amortization expenses related to intangible assets, see Note 6c.

Shagrir Motor Vehicle Systems funded Shagrir transaction through a credit line of NIS 100 million, made available by Bank Hapoalim B.M., a loan of NIS 40 million provided by Shagrir Towing Services (see Note 10c(4)), a loan of approximately NIS 45 million provided by a group of investors led by Gandyr Investments Ltd. (“Gandyr Group”) (see Note 10c(6)) and Egged Holdings Ltd. (see Note (10c(1-3)), a loan of NIS 10 million provided by the Company and Gandyr Group and Egged Holdings and NIS 5 million invested by the Company in equity, which was financed by the Company’s issuance of shares and warrants (see Note 12c(5)).

On November 30, 2005, Gandyr Group exercised its options to convert the loan, of approximately NIS 29.1 million, into 43.44% of the shares of Shagrir Motor Vehicle Systems. As a result, the Company recorded in 2005 a gain from the decrease in holdings of Shagrir Motor Vehicle Systems of $ 359.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

d.	The unaudited pro forma information below assumes that the acquisition of Shagrir Motor Vehicle Systems and Shagrir transaction had been consummated on January 1, 2004 and 2005 and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Year ended December 31,
	2005	2004
	Unaudited

Net revenues	$40,946	$41,174

Net loss	$(2,462)	$(2,309)

Basic net loss per share	$(1.05)	$(1.06)

e.	In 2002, the Company decided to discontinue its AMR (Automatic Meter Reading) operations carried out by Nexus Data Inc. (“ND”) a wholly-owned subsidiary of the Company. On December 24, 2002, the Company and a third party investor signed an agreement, according to which, the investor acquired 100% of the outstanding share capital of ND for a consideration of $ 0.001, the Company waived 100% of ND’s debt to the Company. ND was committed to pay the Company a total amount of $ 1,000 after ND would have had four consecutive quarters of positive cash flows and net assets of at least $ 10,000. The closing took place in February 2003.

As a result, the Company recorded in 2003 a gain from discontinued operations of $ 8,524, which represents the excess of ND’s liabilities to third parties (other than the Company) over ND’s assets. Operating results and cash flows attributed to ND were presented as discontinued operations.

f.	During 2001, the Company purchased 92.5% of Tracsat S.A.‘s (“Tracsat”) share capital. Tracsat is the operator of the Company’s systems and products that provides stolen vehicle recovery services in Buenos Aires, Argentina.

In 2003 and 2004, Tracsat issued 280 and 560 shares to two employees, respectively. As a result, the Company’s holdings in Tracsat were reduced to 86.45%.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

g.	On June 17, 2004, the Company incorporated a local Mexican operator and service provider, Pointer Recuperacion de Mexico S.A. de C.V. (“Pointer Mexico”), jointly held by the Company and its Mexican local partners, 96.5% and 3.5% respectively.

On December 2004 and January 25, 2005, the Company sold to its local partners a total of 28.5% of its holdings in Pointer Mexico in consideration of its par value. Pointer Mexico is providing location, tracking and recovery of stolen vehicles services to its customers in Mexico.

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For Tracsat, whose functional currency has been determined to be its local currency, the Argentine peso, for Pointer Mexico, whose functional currency has been determined to be its local currency, the Mexican peso and for Shagrir Motor Vehicle Systems whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income, in shareholders’ equity (deficiency).

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

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory consists of raw materials and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2005, 2004 and 2003, the Company and its subsidiaries wrote off approximately $ 199, $ 479 and $ 111, respectively. The write-offs are included in cost of revenues.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	20-33
Computers and development equipment	10 - 33 (mainly 33)
Office furniture and equipment	6 - 15
Motor vehicles	15 - 20 (mainly 20)
Network installation	10 - 33
Buildings	6.67
Leasehold improvements	Over the term of the lease

Changes of estimated useful life for depreciation:

Following manufacturer’s policy and based on the experience acquired and competitors comparison, Tracsat changed the estimated useful lives of certain assets.

a.	Until year-end 2004, Tracsat depreciated the sites over a three-year period. At the beginning of 2005 Tracsat changed the estimated useful lives for new Network installations purchases to a period of ten years.

b.	Since October 2004 Tracsat started importing a new version of tracking units. Prior versions were depreciated over a three-year period although units installed at the beginning of year 2000 are still working without any special maintenance. As such, Tracsat determined that the estimated useful lives of new tracking units is five years.

h.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of the acquired subsidiary or activities over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2005, the Company has determined that no impairment with respect to goodwill exists.

The amount of goodwill included in the computation of the gain from the decrease in holdings of Shagrir Motor Vehicle Systems (see Note 1c) is $ 5,279.

Intangible assets consist of the acquired patents, customer list and brand name. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Patents are amortized over an eight-year period. The customer lists are amortized over a five-year and an eight year periods. The brand names are amortized over an eight year period and a two-year period (two thirds in the first year, and one third in the second year).

i.	Impairment of long-lived assets:

The Company’s long-lived assets other than goodwill are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been identified as of December 31, 2005.

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities during 2005 are as follows:

Balance, beginning of the year	$207
Warranties issued during the year	280
Settlements made during the year	(179)
Expirations	(48)
Foreign currency translation adjustment	(7)

Balance, end of year	$253

k.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the provision of services, subscriber fees and sales of systems and products, mainly in respect of road-side assistance services, automobile repair and towing services, stolen vehicle recovery and other value added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sells its systems primarily through its direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

Revenues from Stolen Vehicle Recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

In accordance with Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), revenue from certain arrangements may include multiple elements within a single contract. The Company’s accounting policy complies with the requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. The Company considers the sale of products and subscriber fees to be separate units of accounting.

Revenues generated from technical support services, installation and de-installation are recognized when such services are rendered.

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were $ 408, $ 177 and $ 6, respectively.

n.	Deferred income taxes:

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

o.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”).

Options and warrants outstanding to purchase approximately 1,505,858, 957,950 and 758,136 Ordinary shares of the Company for the years ended December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted net earnings (loss) per share, since they would have an anti-dilutive effect.

p.	Accounting for stock-based compensation:

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for options granted in 2005, 2004 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	49.3%	102%	55.6%
Risk-free interest	4.3%	3.5%	1%
Expected life of up to	4 years	5 years	3 years

As for fair value of options issued, see Note 12d.

Pro forma information under SFAS 123 is as follows:

	Year ended December 31,
	2005	2004	2003

Net income (loss) as reported	$(2,727)	$(3,764)	$5,268
Add: Amortization of deferred stock-based
compensation in accordance with APB No. 25	126	465	400
Deduct: Amortization of deferred stock-based
compensation determined under fair value
method for all awards	(239)	(657)	(546)

Pro forma net income (loss)	$(2,840)	$(3,956)	$5,122

Basic and diluted loss per share from
continuing operations as reported	$(1.17)	$(2.58)	$(3.81)

Basic and diluted net earnings (loss) per share
as reported	$(1.17)	$(2.58)	$6.16

Pro forma basic and diluted net loss per share
from continuing operations	$(1.21)	$(2.71)	$(3.98)

Pro forma basic and diluted net earnings (loss)
per share	$(1.21)	$(2.71)	$5.99

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 were $ 635, $ 172 and $ 143, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

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

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value disclosures for financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Reclassifications:

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation. The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

u.	Impact of recently issued Accounting Standards:

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

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25, the intrinsic value method. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma information above.

In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

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

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2004

Government authorities	$57	$133
Employees	5	7
Prepaid expenses	187	278
Others	256	221

	$505	$639

NOTE 4:	–	INVENTORIES

Raw materials	$220	$272
Finished goods	1,169	1,071

	$1,389	$1,343

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2005	2004

Cost:
Installed products	$2,957	$2,675
Computers and development equipment	3,484	1,280
Office furniture and equipment	398	324
Motor vehicles	3,536	50
Network installation	1,621	1,560
Buildings	385	-
Leasehold improvements	212	170

	12,593	6,059

Accumulated depreciation:
Installed products	2,265	1,830
Computers and development equipment	1,336	762
Office furniture and equipment	165	140
Motor vehicles	776	8
Network installation	641	553
Buildings	5	-
Leasehold improvements	86	96

	5,274	3,389

Depreciated cost	$7,319	$2,670

b.	Depreciation expenses for the years ended December 31, 2005, 2004 and 2003 were $ 2,533, $ 1,134 and $ 1,104, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2005	2004

Original amounts:
Patents	$639	$639
Customer list	9,563	2,762
Brand name	2,275	864

	12,477	4,265

Accumulated amortization:
Patents	604	561
Customer list	1,706	608
Brand name	571	288

	2,881	1,457

Amortized cost	$9,597	$2,808

b.	Amortization expenses for the years ended December 31, 2005, 2004 and 2003 were $ 2,464, $ 931 and $ 67, respectively.

c.	The customer list and brand name included in the gain from the decrease in holdings of Shagrir Motor Vehicle Systems (see Note 1c) is $ 483 and $ 58, respectively.

d.	Estimated amortization expenses for the years ending:

December 31,

2006	$1,689
2007	1,441
2008	1,301
2009	1,240
2010	1,240
Thereafter	2,686

$9,597

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2005	2004	2005	2004
	%

Short-term bank loans:

In Argentine pesos	19	19	$6	$8
In NIS linked to the Israeli
Consumer Price Index ("CPI")	4.6	-	1,783	-
In NIS	6.35-6.75	5.3-6.13	2,873	4,972

			4,662	4,980

Short-term bank credit:

In, or linked to, dollars	-	Libor +1.5	-	360
In Argentine pesos	-	35	-	3
In NIS	8.25	7.2	81	124

			81	487

Current maturities of long-term
loans:

In, or linked to, dollars	Libor +2.2%	Libor +2.2%	1,000	500
In, or linked to, dollars	Libor +2.25%	Libor +2.25%	462	462
In NIS linked to CPI	5.5-6.5	6.2	3,103	272
In NIS	7.39	8.6	641	363

			5,206	1,597

			$9,949	$7,064

Unutilized credit lines			$3,451	$432

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2005	2004

Employees and payroll accruals	$2,115	$835
Government authorities	168	-
Provision for warranty	253	207
Accrued expenses	1,205	783
Related party	53	257
Others	41	319

	$3,835	$2,401

NOTE 9:	–	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2005	2004	2005	2004
	%

In, or linked to, dollars	Libor +2.2%	Libor +2.2%	$2,500	$3,000
In, or linked to, dollars *)	Libor +2.25%	Libor +2.25%	1,130	1,593
In NIS linked to CPI *)	5.5	6.2	8,075	509
In NIS	7.39	8.6	7,604	918

			19,309	6,020
Less - current maturities			2,929	1,597
Less - discount			169	-

			$16,211	$4,423

*)	An amount of approximately $ 1,650 thousand is guaranteed by certain former shareholders of Shagrir Motor Vehicle Systems.

b.	As of December 31, 2005, the aggregate annual maturities of the long-term loans are as follows:

2006 (current maturities)	$2,929
2007	3,416
2008	2,684
2009	2,249
2010	2,296
Thereafter	5,735

$19,309

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	LONG-TERM LOANS FROM BANKS (Cont.)

c.	In respect of the bank loans that funded the Shagrir transaction (see Note 1c), the Company granted to Bank Hapoalim B.M. a warrant to purchase up to 100,000 Ordinary shares of the Company, at a price per share of $ 18.

Under the credit facility from Bank Hapoalim B.M., Shagrir Motor Vehicle Systems is required to meet financial covenants, as described in the commitment letter, commencing December 31, 2005.

The financial covenants are:

a.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

b.	The ratio of the annual EBITDA to the current maturities (the principal loan plus interest) of long-term loans from the bank, will not be less than 1, at any time.

c.	The shareholder’s equity, including loans from shareholders, will not be less than NIS 25 thousand, at any time.

d.	The Company will not decide on any distribution of dividends from Shagrir Motor Vehicle Systems without a written pre-approval from the bank.

As of December 31, 2005, Shagrir Motor Vehicle Systems meets the financial covenants.

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders – composition:

	Interest rate		December 31,
	2005	2004	2005	2004
	%

In, or linked to, dollars
(see d1 bellow)	Libor + 3.5%	-	$2,065	$-
In NIS linked to CPI (see
d2-d3 bellow)	4-6.5	-	1,923	-

			3,988	-
Less - current maturities			143	-

			$3,845	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	Long-term loans from others – composition:

	Interest rate		December 31,
	2005	2004	2005	2004
	%

In NIS linked to CPI (see
d4-d5 bellow)	6.5	-	$10,348	$-
In NIS (see d6 bellow)	4	-	405	-
In Mexican peso	-	-	606	149

			11,359	149
Less - current maturities			2,134	-
Less - discount			988	-

			$8,237	$149

c.	As of December 31, 2005, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2006 (current maturities)	$2,277
2007	2,556
2008	2,299
2009	2,571
2010	2,698
Thereafter	2,946

$15,347

d.	1.	A loan of $ 2,065 from Egged Holdings Ltd. shall bear an annual interest rate of three months LIBOR + 3.5%. The principal amount of the loan shall be repaid in 17 equal quarterly installments, commencing 36 months from February 28, 2005.

The lender shall be entitled to convert the loan into Ordinary shares of the Company (at a conversion price of $ 12.9 per share) or into shares of Shagrir Motor Vehicle Systems (at a conversion price of NIS 924). The conversion into shares of Shagrir Motor Vehicle Systems is limited to such number of shares that will enable the Company to retain holdings of at least 50.1% of the share capital of Shagrir Motor Vehicle Systems, on a fully diluted basis.

On May 2, 2006, the loan was fully repaid (see Note 18).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

2.	A loan of $ 1,685 from Egged Holdings Ltd. is linked to the Israeli CPI and bears annual interest of 4% for the first two years and 7.5% for the remaining eight years.

The debt is convertible during two years beginning February 28, 2005 into shares of the Company (at $ 18 per share) or into shares of Shagrir Motor Vehicle Systems (40% of the conversion rights at NIS 729 – NIS 937 per share and 60% of the conversion rights at NIS 729 per share according to the exercise date), at the discretion of the debt holders (“the Embedded Call Option”). If the investors do not convert the debt into shares of the Company, Shagrir Motor Vehicle Systems can, at the end of the first two-year period, force the conversion of the debt (up to 60% of the conversion rights) into its shares at NIS 729 per share (“the Embedded Put Option”). The conversion into shares of Shagrir Motor Vehicle Systems is limited to such number of shares that will enable the Company to retain holdings of at least 50.1% of the share capital of Shagrir Motor Vehicle Systems, on a fully diluted basis.

3.	A loan in the amount of $ 238 from Egged Holdings Ltd. is linked to the Israeli CPI and bears an annual interest rate of 6.5%. The loan shall be repaid in nine quarterly installments, commencing six months from February 28, 2005.

4.	A loan of $ 9,402 is to be repaid by Shagrir Motor Vehicle Systems to Shagrir Towing Services Ltd. The loan will be repaid in 20 quarterly payments commencing one year from February 28, 2005, linked to the Israeli CPI and bears an annual interest rate of 6.5%.

In addition, the Company granted Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. together a warrant to purchase up to 250,000 of its Ordinary shares at a price per share of $ 18 for a period of 24 months. The loan and the warrants were recorded at fair value.

5.	A loan in the amount of $ 946 from Gandyr Group is linked to the Israeli CPI and bears an annual interest rate of 6.5%. The loan shall be repaid in nine quarterly installments, commencing six months from February 28, 2005.

6.	A loan of NIS 29.1 million of the Shagrir transaction was funded by Gandyr Group.

On November 30, 2005, Gandyr Group exercised its options to convert this loan into 38,479 shares of Shagrir Motor Vehicle Systems (43.4%). The remaining balance as of December 31, 2005 in the amount of $ 405 representing the interest accumulated as of the conversion date, and bears no interest and has no maturity date.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	Shagrir Motor Vehicle Systems recorded a first priority charge on all of its assets in favor of banks, and Shagrir Towing Services has a second ranking fixed charge over Shagrir Motor Vehicle Systems’ rights to proceeds from several of its customers.

b.	Collateral:

1.	To secure Shagrir Motor Vehicle Systems’ obligations for providing services to several of its customers, Shagrir Motor Vehicle Systems provided a bank guarantee in the amount of about $ 858, in force until March 2006 – August 2010.

2.	The Company obtained bank guarantees in the amount of $ 22 in favor of its lessor.

3.	The Company obtained bank guarantees in the amount of $ 100 in favor of a supplier.

4.	The bank rehabilitated a bank guarantee in the amount of $ 300, pursuant to the litigation as described in d(1) below.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2005 is $ 2,089. No royalties were accrued or paid during 2005, 2004 and 2003.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2010. Minimum annual rental payments under non-cancelable operating leases are as follows:

2006	$1,088
2007	640
2008	267
2009	79
2010	4

$2,078

Rent expenses for the years ended December 31, 2005, 2004 and 2003, were $ 1,438, $ 690 and $ 180, respectively.

e.	Litigation:

1.	On November 26, 2002, the Company filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M. and the China National Electronics Import Export Beijing Company (“CEIEC”). In the claim, the Company requested that the court prohibit Bank Hapoalim from paying CEIEC any amount, pursuant to a guarantee in the amount of $ 300 in favor of CEIEC provided to it in the framework of a transaction, and to prohibit CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. The Company requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim will pay it the guarantee. Following a hearing, which CEIEC did not attend, on December 31, 2002, the Tel-Aviv Magistrates Court ruled in the Company’s favor and thereby permanently prohibited Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and prohibited CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. CEIEC commenced proceedings in China, against Bank Hapoalim, to which the Company is not a party, for the payment of the guarantee. In August 2004, Bank Hapoalim informed the Company that it may pay to CEIEC the guaranteed amount plus interest at a rate of 0.5% per week, commencing March 2002 and, in such an event, will request that the Company indemnify it for the amount paid.

In March 2005, the Company filed a claim against CEIEC and another third party with China International Economic and Trade Arbitration Commission Beijing, China (“CIETAC”) for approximately $ 558 representing the damages caused to the Company by the breach by CEIEC and the third party of the contract between the parties in respect of the transaction mentioned above.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In June 2005, CEIEC and the third party filed a counter claim with CIETAC for repayment of $ 300 plus weekly interest of 0.5% (compounded from February 2002). The counter claim relates to the same amount that CEIEC claims from Bank Hapoalim B.M pursuant to the guarantee discussed above. However, in July 2005, the counterclaim was pulled back.

In January 2006, CIETAC provided a final ruling which is not appealable in favor of the Company, pursuant to which CEIEC and the third party shall pay the Company $ 557 representing most of the damages caused to the Company plus interest rate of 6% per annum from April 2003 and additional costs incurred by the Company.

In February, 2006, the third party petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of the arbitrator. In their petition they claimed that normative arbitration procedures were not followed, that the decision of the arbitrators was outside the scope of the jurisdiction granted to them, and that the decision of the arbitrators ruled on certain matters in which they lacked jurisdiction. The Company has not yet officially received this petition due to the inability of the Company’s legal counsel in Beijing to receive documents in connection with this petition in the absence of an explicit power of attorney to do so. Based on the Company’s legal advisor’s opinion, it is unlikely that the petition to overturn the arbitrator’s ruling will be successful.

As of December 31, 2005, the Company did not recognize any income from the above ruling.

In light of the permanent injunction ordered in the Company’s favor, in 2002, in the above ruling and without the Company’s knowledge of the exact nature of the legal proceedings underway between the bank and CEIEC, since it is not a party to these proceedings, the Company is of the opinion that it has defense claims rejecting any possible demands by Bank Hapoalim for indemnification.

Therefore, no provision was recorded in the financial statements in respect of the potential claim from Bank Hapoalim.

2.	In September 2000, Tracsat entered into a 30-month contract with a third party. Pursuant to the contract Tracsat committed to order from the third party a minimum level of unit installations. In October 2001 and thereafter, Tracsat ceased to make minimum payments to the third party. A legal demand was presented against Tracsat. In October 2003 and August 2004, the Argentinean court ordered a levy in the amount of $ 118 on a bank account. In September 2005, law court gave second instance sentence, saying that part of the amounts demanded should be paid in U.S. dollars. In October 2005, a new levy was ordered on a bank account for $ 104.

In November 2005, Tracsat reached a private agreement for $ 186 plus legal counsels fees. The levies mentioned above were used to cancel the amount resulting from said agreement. As of December 31, 2005, Tracsat owes costs of the court procedures and legal experts fees, which were estimated and provisioned.

3.	As of December 2005, several claims were filed against Shagrir Motor Vehicle Systems by customers. The claims are in an amount aggregating to approximately $ 434. The substance of the claims is the malfunction of Shagrir Motor Vehicle Systems’ products, which occurred during the ordinary course of business. Management, based on the opinion of its attorneys, is of the opinion that no material costs will arise to Shagrir Motor Vehicle Systems in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Commitments:

1.	The Company and DBSI Investment Ltd. (“DBSI”) (see Note 15) have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration for annual management fees of $ 180 for a period of three years commencing on April 6, 2003.

This agreement shall be automatically renewed for additional periods of twelve months each unless either party gives the other party a notice of termination three months prior to the beginning of a renewal term.

2.	According to the employment agreement of the Company’s CEO, in 2003, 2004 and 2005, the CEO is entitled to an annual bonus of 8% of the Company’s pre-tax income, subject to adjustments.

In addition, in the event that the CEO is entitled to the abovementioned bonus, the VP Finance and the VP R&D are entitled to a bonus equal to two monthly salaries each.

On May 15, 2005, the services of the Company’s CEO were terminated.

3.	During 1998, the Company entered into an agreement with Shagrir Motor Vehicle Systems, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel (“the agreement”). The agreement is for a period of 10 years with an option to extend it by an additional 10 years.

a)	In accordance with the agreement, Shagrir Motor Vehicle Systems committed to the Company, as determined in the aforesaid agreement, to exclusively purchase a minimum amount of products each year, until the end of 2007. In the event it does not purchase the minimal amount as it committed, Shagrir Motor Vehicle Systems shall pay the Company the difference between the minimal amount and the amount actually purchased. As of the date of these financial statements, Shagrir Motor Vehicle Systems is meeting its minimal purchase commitment as it undertook in the aforesaid agreement.

b)	According to the agreement, it was determined that 36.4% of the price for the site will be paid to the Company by Shagrir Motor Vehicle Systems beginning from the first year in which Shagrir Motor Vehicle Systems has pre-tax income (“the income”), in the amount which equal to 15.2% of the aforesaid income until it completes the full payment of the consideration in respect of the sites.

Following the Shagrir transaction, the contingent liability toward the Company in respect to sites, in the original amount of NIS 3.9 thousand was converted into a loan.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c)	According to the aforesaid agreement, Shagrir Motor Vehicle Systems will pay annual royalties to the Company, which will be computed as 2% of Shagrir Motor Vehicle Systems’s revenues in each year, but up to 5% of the annual income before taxes. Shagrir Motor Vehicle Systems will pay royalties up to a total aggregate amount of U.S. $ 1.2 million.

Following the Shagrir transaction (see Note 1c), the aforesaid payments stated in b and c above, were cancelled.

4.	Shagrir Motor Vehicle Systems entered into a management services agreement with the Company, pursuant to which the Company will provide Shagrir Motor Vehicle Systems with management services with respect to its business for a period of two years starting February 28, 2005, in consideration of management fees of NIS 1 million per year, subject to certain conditions.

5.	Shagrir Motor Vehicle Systems entered into a management services agreement with Ganyr Group and Egged Holdings Ltd., pursuant to which Gandyr Group and Egged Holdings Ltd. will grant management services to Shagrir Motor Vehicle Systems beginning at the end of a period of 24 months from February 28, 2005, 6,024 in consideration of about NIS 1 million per year.

In case Gandyr Group and Egged Holdings Ltd. will not exercise all of their warrants (see Note 10c), the management fees mentioned above will be renegotiated.

6.	Under the credit facility from Bank Hapoalim B.M., Shagrir Motor Vehicle Systems is required to meet financial covenants (see Note 9c).

7.	During 2005, four senior employees of Shagrir Motor Vehicle Systems were granted options to purchase up to 2,656 shares (5.3%) of Shagrir Motor Vehicle Systems at an exercise price of $ 160 per share. The options vest over a period of 48 months. The exercise price is subject to adjustments in case of dividend distributions or any other amounts that may be paid to shareholders of Shagrir Motor Vehicle Systems.

These options do not entitle their owners to any voting rights once exercised.

On July 28, 2005, 1,753 options granted to one of the senior employees were cancelled.

8.	On November 22, 2005, the Company granted the former CEO of Pointer Mexico an option to purchase from the Company 1,000 shares of Pointer Mexico (2% of the share capital of Pointer Mexico) at a total exercise price of $ 30 (with no option to partial exercise). This option is fully vested and to be terminated on June 30, 2006.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY

a.	In August 2005, a 100 to 1 reverse stock split of the Company’s Ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of the Company’s Ordinary shares with par value of NIS 0.03 each were converted into one Ordinary share of NIS 3.00 par value. All shares and per share data have been retroactively adjusted to reflect this split.

b.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

c.	Issued and outstanding share capital:

1.	During 2003, the Company signed a share purchase agreement effective as of March 13, 2003. According to the agreement, the Company issued to investors 585,455 shares (454,545 of which were issued to DBSI) for a total consideration of $ 2,576 ($ 4.4 per share). In addition, the Company issued to the investors 409,818 warrants (318,182 of which were issued to DBSI) with an exercise price of $ 4.4 per share. The warrants shall be exercisable in cash or through a cashless exercise at the election of its holder for a period which is the earlier of: (1) a merger and acquisition (“M&A”) transaction (as defined in the investment agreement) or (2) three years from April 6, 2005.

2.	In August 2003, the Company entered into an additional agreement with certain investors pursuant to which the Company issued 282,591 shares (136,364 of which were issued to DBSI) for a total consideration of $ 1,244 ($ 4.4 per share). In addition, the Company issued to the investors 197,814 warrants (95,455 of which were issued to DBSI) with an exercise price of $ 4.4 per share. The warrants shall be exercisable in cash or through cashless exercise at the election of its holder for a period which is the earlier of: (1) an M&A transaction or (2) three years from the closing date.

3.	During 2004, 143,195 warrants were exercised into 130,051 of the Company’s Ordinary shares. Out of the 143,195 warrants, 110,518 warrants were exercised by way of cashless exercise into 97,374 Ordinary shares, and 32,677 warrants were exercised into Ordinary shares, for a consideration of $ 143.

4.	Following the closing of the transaction for the purchase of the outstanding and issued share capital of Shagrir Motor Vehicle Systems, as described in Note 1b, the Company issued 429,154 of the Company’s Ordinary shares.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

5.	During February and March 2005, the Company completed a round of financing of $ 6,070 ($ 1,000 of which was invested by DBSI Investments Ltd., a major shareholder of the Company), in consideration of 722,587 of the Company’s Ordinary shares at a price per share of $ 8.4. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 158,969 shares of the Company, with an exercise price of $ 8.4 per share. The warrants may be exercised at any time during the period, beginning on February 28, 2005 and until the earlier of (i) April 6, 2006; or (ii) an M&A transaction.

Out of the total number of shares and warrants issued, Egged Holdings Ltd. was issued 309,524 shares and 68,095 warrants.

6.	During 2005, 55,437 warrants and stock options were exercised into 51,928 of the Company’s Ordinary shares. Out of the 55,437 warrants and stock options, 7,000 warrants were exercised by way of cashless exercise into 3,491 Ordinary shares, and 48,437 stock options were exercised into Ordinary shares, for a consideration of $ 214.

d.	Options and warrants:

1.	The Company grants, under various option plans, options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to three years. As of December 31, 2005, 6,024 options of the 2003 Employee Share Option Plan are available for future grant.

2.	On June 1, 2004, the Board of Directors resolved to issue to the Company’s employees options to purchase 21,900 of the Company’s Ordinary shares at an exercise price of $ 13.3 per share. 44% of the options granted to each employee were vested on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

3.	During 2004, following the closing of the transactions for the purchase of the outstanding and issued share capital of Shagrir Motor Vehicle Systems, as described in Note 1b, the Company issued 75,896 fully vested employee stock options at an exercise price of $ 13.3 per share to employees of Shagrir Motor Vehicle Systems who held Shagrir Motor Vehicle Systems options before the transaction. The options are exercisable over a period of five years.

4.	During 2005, the Company issued warrants to purchase up to 508,969 shares of the Company. 158,969 warrants were issued to investors, at an exercise price of $ 8.4 per share (see Note 12c(5)). 250,000 warrants were issued to Shagrir Towing Services Ltd. and Shagrir (1985) Ltd., at an exercise price of $ 18. 100,000 warrants were issued to Bank Hapoalim B.M., at an exercise price of $ 18.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

5.	On May 23, 2005, the Company entered into an employment agreement with a new CEO, pursuant to which the Company granted to the new CEO warrants to purchase 40,000 Ordinary shares of the Company, at an exercise price of $ 10.6 per share. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service.

6.	On November 23, 2005, the Company issued to its employees options to purchase 59,000 of the Company’s Ordinary shares, at an exercise price of $ 9.5 per share. The options shall vest in four equal annual installments, over a period of four years, commencing on November 23, 2006. The options shall expire on November 23, 2010.

The Company also granted to four of its directors options to purchase Ordinary shares of the Company (see Note 18).

7.	For employee stock options of Shagrir Motor Vehicle Systems, see Note 11f(7).

8.	A summary of the status of the Company’s employee stock options as of December 31, 2005, 2004 and 2003, and changes during the years then ended, are as follows:

	Year ended December 31,
	2005		2004		2003
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options
outstanding at
beginning of year	184,346	$23.0	89,118	$57.0	12,037	$532.0
Granted	99,000	$9.9	97,796	$13.3	79,500	$4.4
Exercised	(16,619)	$4.4	-	$-	-	$-
Forfeited	(2,974)	$263.0	(2,568)	$849.0	(2,419)	$671.0

Options
outstanding at
end of year	263,753	$16.3	184,346	$23.0	89,118	$57.0

Options
exercisable at
end of year	160,077	$20.2	137,490	$28.0	18,924	$236.0

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information relating to employees' stock options outstanding as of December 31, 2005, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2005	Weighed average exercise price
		Years

$4.4	62,881	0.37	$4.4	62,881	$4.4
$9.5-10.6	99,000	4.69	$9.9	-	-
$13.0-13.3	95,475	1.68	$13.3	90,799	$13.3
$103.0-255.0	6,043	0.58	$200.1	6,043	$200.1
$900.0-1650.0	354	1.29	$1537.7	354	$1,537.7

	263,753		$16.3	160,077	$20.2

The weighted average fair values of options granted during the years ended December 31, 2005, 2004 and 2003 were:

	Exercise price less than market price			Exercise price equal to market price
	2005	2004	2003	2005	2004	2003

Weighted average
exercise prices	$-	$13.3	$4.4	$9.9	$-	$-

Weighted average
fair value on
grant date	$-	$11	$13	$2.7	$-	$-

9.	The Company’s outstanding warrants to investors as of December 31, 2005, are as follows:

Number	Year of issuance	Expiration date	Exercise price

485,355	2003	(*)	$4.4
247,781 (see Note 1b)	2004	(**)	$4.4
158,969 (see Note 12d(4)	2005	(**)	$8.4
350,000 (see Note 12d(4)	2005	February 28, 2007	$18.0

1,242,105

(*)	The earlier of an M&A transaction or three years from the issuance dates (March and August 2006).

(**)	The earlier of April 6, 2006 or an M&A transaction.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Dividends:

Any dividend distributed by the Company will be declared in NIS and paid in dollars on the basis of the exchange rate prevailing at the date of payment.

NOTE 13:	–	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005	2004	2003

Numerator for basic and diluted earnings (loss) per
share, net income (loss) available to shareholders	$(2,727)	$(3,764)	$5,268

Weighted average shares outstanding (in thousands)	2,339	1,457	856

Basic and diluted net earnings (loss) per share	$(1.17)	$(2.58)	$6.15

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Law”):

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

c.	On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

d.	Loss before taxes on income:

	Year ended December 31,
	2005	2004	2003

Domestic	$809	$2,427	$2,910
Foreign	1,918	1,300	346

	$2,727	$3,727	$3,256

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

	December 31,
	2005	2004

Reserves and accruals	$316	$256
Carryforward tax losses	23,658	31,127
Goodwill	(624)	-
Other temporary differences, net	(72)	(163)

Net deferred tax assets before valuation allowance	23,278	31,220
Valuation allowance *)	(23,278)	(31,220)

Net deferred tax assets	$-	$-

*)	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred taxes regarding the losses carryforwards and other temporary differences will not be realized in the foreseeable future.

Changes in tax rates in Israel (see Note 14c) were taken into consideration in the deferred taxes.

f.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 65,493 as of December 31, 2005. The carryforward tax losses have no expiration date.

Carryforward tax losses of Tracsat are approximately $ 2,652 as of December 31, 2005. The carryforward tax losses will expire from 2006 to 2010.

Carryforward tax losses of Shagrir Motor Vehicle Systems totaled approximately $ 23,680 as of December 31, 2005. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 1,457 as of December 31, 2005. The tax loss carryforwards can be offset in the following 10 fiscal years against taxable income.

g.	The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences, due to the uncertainty of the realization of such tax benefits.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2005	2004

Other accounts payable and accrued expenses:
DBSI (see Note 11f(1))	$53	$257
AMS	$-	$643

Long-term loans from shareholders and others:
Egged Holdings Ltd. (see Note 10a)	$3,988	$-

b.	Transactions with related parties:

	Year ended December 31,
	2005	2004	2003

Management fees to DBSI (see Note 11f.1)	$180	$180	$120
Purchases from AMS *)	$-	$1,712	$2,353
Interest on long-term loans from Egged Holdings
Ltd. (see Note 10a)	$304	$-	$-

*)	AMS is not a related party as of 2005.

NOTE 16:	–	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

The Company operates in one segment, value added services provided to insurance companies and automobile owners.

The Company applies SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

b.	Summary information about geographical areas:

	Year ended December 31,
	2005	2004	2003

1. Revenues *):

Israel	$33,181	$7,939	$2,543
Latin America	2,771	2,641	2,392
Other	1,012	389	215

	$36,964	$10,969	$5,150

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:	–	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

	Year ended December 31,
	2005	2004	2003

2. Long-lived assets:

Israel	$52,383	$17,154	$317
Argentina	552	946	1,598
Mexico	905	532	-

	$53,840	$18,632	$1,915

3.	Revenues classified by major customer:

Percentage of sales to customers exceeding 10% of total revenues:

	2005	2004	2003
	%

Customer A	*) -	11	49
Customer B	*) -	*) -	27
Customer C	*) -	*) -	15

*)	Represents an amount lower than 10%.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:	–	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2005	2004	2003

a.	Research and development, net:

	Total expenses	$892	$998	$1,140
	Less - grants and participation	-	516	476

		$892	$482	$664

b.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$40	-	$27

	Expenses:
	Induced conversion of convertible debenture	-	-	1,011
	Bank charges and interest expenses	2,191	574	361
	Foreign currency translation adjustments	(30)	54	(266)
	Interest on long-term loans to shareholders	304	-	-
	Interest on long-term loans to others	1,332	-	-
	Amortization of discount on long-term loans	266	-	-
	Amortization of compensation related to
	warrants issued to a bank	-	79	23
	Other	4	51	3

		4,067	758	1,132

		$4,027	$758	$1,105

c.	Other income (expenses), net:

	Capital gain (loss)	$2	$(2)	$(32)
	Gain from partial sale of investment in
	subsidiary	359	-	-
	Other	(20)	(40)	-

		$341	$(42)	$(32)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES (Formerly: Nexus Telocation Systems Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	–	SUBSEQUENT EVENTS

a.	On November 23, 2005, according to the board of directors decision, the Company granted four of its directors each options to purchase 3,000 Ordinary shares of the Company of NIS 3 par value each, to vest in three equal installments over a period of three years, commencing as of the date of the grant, at an exercise price of $ 7.6 per share. On January 17, 2006, the grant was officially approved in a shareholders meeting.

b.	On May 1, 2006, Shagrir Motor Vehicle Systems exercised its right to an early repayment of the convertible loan of $ 2,065 from Egged Holdings Ltd. and fully repaid the loan. The option to convert the loan into Ordinary shares of Shagrir Motor Vehicle Systems or the Company expired.

c.	During the six months ended June 30, 2006, 616,104 warrants and options were exercised into Ordinary shares of the Company for total consideration of $ 2,711.

d.	On May 26, 2006, the Company entered into an agreement with a Latin American customer pursuant to which the Company received, after payments of related expenses, a net amount of approximately $ 1.4 million.