Form 20-F
period 2006-12-31
Pointer Telocation Ltd
filed 2007-05-31
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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
None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

3,222,785

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6

A. SELECTED FINANCIAL DATA	6

B. CAPITALIZATION AND INDEBTEDNESS	6

C. REASONS FOR THE OFFER AND USE OF PROCEEDS	6

D. RISK FACTORS	6

ITEM 4. INFORMATION ON THE COMPANY	14

A. HISTORY AND DEVELOPMENT OF THE COMPANY	14

B. BUSINESS OVERVIEW	18

C. ORGANIZATIONAL STRUCTURE	24

D. PROPERTY, PLANTS AND EQUIPMENT	25

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26

A. OPERATING RESULTS	26

B. LIQUIDITY AND CAPITAL RESOURCES	34

C. RESEARCH AND DEVELOPMENT	35

D. TREND INFORMATION	37

E. OFF BALANCE SHEET ARRANGEMENTS	39

F. CONTRACTUAL OBLIGATIONS	39

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	40

A. DIRECTORS AND SENIOR MANAGEMENT	40

B. COMPENSATION	41

C. BOARD PRACTICES	41

D. EMPLOYEES	44

E. SHARE OWNERSHIP	45

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	45

A. MAJOR SHAREHOLDERS	45

B. RELATED PARTY TRANSACTIONS	47

C. INTERESTS OF EXPERTS AND COUNSEL	49

ITEM 8. FINANCIAL INFORMATION	49

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	49

B. SIGNIFICANT CHANGES	49

ITEM 9. THE OFFER AND LISTING	50

A. OFFER AND LISTING DETAILS	50

B. PLAN OF DISTRIBUTION	51

C. MARKETS	51

D. SELLING SHAREHOLDERS	51

E. DILUTION	51

F. EXPENSES OF THE ISSUE	51

ITEM 10. ADDITIONAL INFORMATION	51

A. SHARE CAPITAL	51

B. MEMORANDUM AND ARTICLES OF ASSOCIATION	51

C. MATERIAL CONTRACTS	56

D. EXCHANGE CONTROLS	57

E. TAXATION AND GOVERNMENT PROGRAMS	57

F. DIVIDENDS AND PAYING AGENTS	59

G. STATEMENT BY EXPERTS	59

H. DOCUMENTS ON DISPLAY	59

I. SUBSIDIARY INFORMATION	60

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	61

PART II	62

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	62

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS	62

ITEM 15. CONTROLS AND PROCEDURES	62

ITEM 16. [RESERVED]	62

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	62

ITEM 16B. CODE OF ETHICS	62

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	63

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	63

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	63

PART III	63

ITEM 17. FINANCIAL STATEMENTS	63

ITEM 18. FINANCIAL STATEMENTS	63

ITEM 19. EXHIBITS	63

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

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

        We have a history of net losses

        With the exception of the years 2006 and 2003, we have incurred a net loss in each year of our existence. Our net profits in 2006 were $1.2 million and were principally from continuing operations of $0.3 million and other income of $1.3 million off-set by impairment of long lived assets of $0.4 million. Our net profits in 2003 of $5.3 million resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations and were offset by a $3.3 million loss from continuing operations. Prior to 2004, our majority owned subsidiary, Shagrir Systems Ltd. (formerly Shagrir Motor Vehicle Systems Ltd.), or Shagrir, had never recorded net profits but has recorded shareholders’ equity surplus for the first time in 2006. Although our company as well as Shagrir are currently profitable we may continue to sustain net losses for the foreseeable future, for several reasons, including resulting from increases in working capital deficiency (see Item 4 “Recent Developments”) and costs associated with other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses and services, both in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

        The majority of our business operations are based in Israel

        Due to our purchase of Shagrir in 2004 and the acquisition of the business activities of Shagrir Towing Services acquired by Shagrir in February 2005, the majority of our operations are located in Israel, and Shagrir accounts for the majority of our revenues. Consequently, certain events in Israel which may or may not be directly connected with our business may have a disproportionate effect on our operations. For instance, major public transportation projects, changes in vehicle related taxes, a proposed increase in the imputed value of vehicles provided as a part of employee compensation and other macroeconomic changes in Israel may reduce the number of vehicle owners. Although to date we have not seen a drop in private vehicle users as a result of such factors, current projects including high-speed rail systems could lead to such a drop in the future, thereby reducing the volume of our operations in Israel. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide. Additionally, a sustained downturn in the Israeli economy could have a significant impact on our business.

        Our future operations depend on our ability to obtain additional financing

        We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $35 million, and in February 2005 our subsidiary Shagrir received approximately NIS 200 million in loans and convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. In June 2004, as part of the purchase of all of the securities of Shagrir not already held by our Company at such time, we issued further shares and warrants to purchase our shares (for further information regarding agreements relating to the acquisition of the road-side assistance and towing services of Shagrir Towing Services, see Item 4 – Recent Developments and Item 10 – Material Contracts). We have registered for resale securities issued and issuable in connection with these transactions and as a result we currently have outstanding effective registration statements covering 1,824,754 of our securities (for further information regarding the private placement transactions see Item 10 – Material Contracts). We are currently filing a registration statement on form F-3, pursuant to an investment with a group of U.S. institutional investors consummated in April 2007, covering 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). As a result of the registration statements that we currently have outstanding and are currently filing, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

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

        Shagrir has significant loans which it is required to repay in accordance with a strict schedule

        In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received a NIS 100 million credit facility from Bank Hapoalim, a NIS 40 million loan from Shagrir Towing Services and approximately NIS 50 million was loaned to it from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., of which NIS 87 million as of March 31, 2007 remained payable. Nevertheless, Shagrir still has substantial outstanding loans and, despite the fact that we are cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should a lender refuse to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations. This may have a material adverse affect on our financial condition. For further information on these loans, see Item 4 – Recent Developments and Item 10 – Material Contracts.

        We may not be able to successfully compete in the extremely competitive markets for our products and services

        We face intense competition in the markets in which we operate.

        In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran Location & Control Ltd. is our main direct competitor in the stolen vehicle retrieval services market in Israel and Argentina. LoJack - Car Security S.A. and LoJack de Mexico, S. de RL de CV are our main competitors in Argentina and Mexico, respectively.

        In other countries in which we intend to provide road-side assistance, towing and other services, our main competition is from local companies as well as large international corporations with local operations. Our primary competitors in the other geographical markets in which we currently provide our location based services are mainly LoJack globally, Ituran in Argentina and other local service providers in each country. Such competitors use different technologies such as radio technologies, cellular and other technologies.

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

        We depend on a small number of customers

        We depend on a small number of customers located mainly in Israel and South America, for a significant part of our revenues, and our future depends on our ability to maintain our existing customers and attract new customers. As a result of our acquisition of the activities of Shagrir Towing Services, the customers which account for a major part of our revenues in future years are Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. While in 2006 only one customer comprised over 10% of our revenues, since our business model relies on a relatively low number of customers the loss of even a small number of customers could materially affect our financial condition.

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

        We rely on operators to provide services for our Location Based Solution systems

        In certain countries we rely on third party operators and police forces to provide our stolen vehicle retrieval services. This requires us to maintain good relationships with these third party operators to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these operators, we have little or no control over their effectiveness or methods of operation. The implementation of the operators’ business plans depends mainly on factors unrelated to our interests such as their marketing strategies, their financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from other sources, where applicable, from such territories is dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

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

        The majority of our SVR services in Israel are linked to the US Dollar while operational expenses, like salary, are linked to NIS. Our profit margins could suffer as a result of revaluation of the NIS against the US Dollar. Since it is often difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins (for further information on exchange rate risk see item 5 – Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets).

        We rely on a single-source supplier to manufacture end units for our Locations Based Solution systems

        While we have commenced diversifying our product base through our combination of cellular units together with GPS devices in our location based services, we are still principally reliant on our traditional Pointerware suite of products, formerly known as the Nexusphere, which we do not manufacture ourselves. Most of the components of our LBS end unit devices are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Furthermore, while cellular, GPS and car alarm devices are manufactured by several sub-contractors located in Israel, we currently only use the services of one such company. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

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

        Our agreements and understandings with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period.

        We are subject to several risks as a result of our international sales

        Systems based on our products and systems are currently installed in Israel, Argentina, Venezuela, Mexico, Russia, Chile and China. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—	A severe and rapid currency devaluation in Argentina adversely affected Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, US dollar results during 2002. This was mainly due to Pointer Argentina’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.
—	Venezuela has in recent years imposed foreign exchange controls which have effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela during 2003. Additionally there is currently discussion by the Venezuelan government regarding the institution of a nationalization program, which could further adversely affect our operations there.

        The technology and standards in the stolen vehicle retrieval industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business

        The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

        Although during 2006 we introduced the Cellular / GPS Monitoring Unit as one of our products we cannot give any assurance that we will timely or successfully introduce or develop new or enhanced products, which will effectively compete with new products. Our business will be negatively impacted if we do not introduce or develop technologically competitive products that respond to customer needs and are priced competitively.

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

        The use of our proprietary Location Based Solution systems is subject to international regulations.

        While the use of our Cellular Monitoring Units, or CMUs, and services does not require regulatory approvals, the use of our traditional LBS systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station, to the extent required for sale in the U.S. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

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

        Our major shareholder has a controlling stake in our company.

        Pursuant to a series of investments in our company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 22% of our issued and outstanding shares, or 17% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

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

        Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2007 to May 1, 2007, on the Nasdaq Capital Market was 110,044 shares and on the TASE was 4,340 shares. The high and low bid price of our ordinary shares for since January 1, 2007 to May 1, 2007, has been $14.55 and $10.01, respectively on the Nasdaq Capital Market and between NIS 58 and NIS 42 during the same period on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

        We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, the election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 may create additional unrest and uncertainty in the region. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

        A large part of our costs in Israel is not denominated in dollars and may be influenced by the rate of devaluation of the New Israeli Shekel. Should inflation in Israel impact our costs at a rate that exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar our dollar costs in Israel will increase, thus reducing our profitability. In the twelve months ended December 31, 2006, the Israeli economy recorded deflation of approximately 0.1% and the U.S. dollar devalued against the NIS by approximately 0.8%. However, in the last 15 years the Israeli economy recorded inflation of approximately 115% and the NIS devalued against the U.S. dollar by approximately 85%. For further discussion of such devaluation, see Item 5 – Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, and Item 11 – Quantitative and Qualitative Disclosures About Market Risk. There can be no assurance that we will not incur losses from such fluctuations in the future.

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

        In June 2004, we also incorporated a Mexican company, Pointer Recuperacion de Mexico, SA de CV, or Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services for vehicle owners using a communication network based on our technology.

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

        Pointer was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Pointer Telocation Ltd. Through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. and through January 2006 we operated under the name Nexus Telocation Systems Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Nasdaq Capital Market under the symbol PNTR and the Tel Aviv Stock Exchange, or TASE. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Shagrir, are located in Holon, Israel. The headquarters of our subsidiary, Pointer Argentina, are located in Buenos Aires, Argentina. The headquarters of our subsidiary, Pointer SA, are located in Mexico City, Mexico. In January 2005, our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Motor Vehicle Systems Ltd. Our Web site is www.pointer.com. Information on our web site is not incorporated by reference in this annual report.

Recent Developments

        Since January 1, 2006, the following important events have occurred to us:

Private Placements with U.S. Institutional Investors

        On April 2, 2007, we entered into and consummated a share purchase agreement, or the April Investment, with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5M. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years. Following the transaction two of the investors, individually, hold more than 5% of our issued and outstanding share capital.

Potential acquisition of Cellocator Ltd.

        In March 2007, we announced the execution of a non-binding Memorandum of Understanding to acquire the assets and liabilities of Cellocator Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology. The closing of the transaction is subject to the completion of a full due diligence review to our full satisfaction. We will pay Cellocator and its shareholders approximately US$18.5 million in cash, shares and a convertible debenture. Following the completion of the transaction and upon conversion of the debenture, Cellocator and/or its shareholders will hold approximately 5.37% of our issued and outstanding share capital (on a fully diluted basis). We cannot guarantee that this transaction will be consummated.

MOU with a leading provider of Road Side Assistance in Argentina

        In March 2007, we also executed a Memorandum of Understanding, or MOU, with a leading provider of road side assistance in Argentina, or the Argentinian Provider, to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinian Provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinian Provider shall transfer to Pointer Argentina all of its location based services and SVR business in consideration for 11% of the outstanding share capital of Pointer Argentina. Thereafter, contingent upon the success of the project during the two years following the closing, the Argentinian Provider will increase its holdings in Pointer Argentina, and we will provide Pointer Argentina with certain of our products, free of charge, during these two years.

Potential acquisition of the Argentinian Provider

        In March 2007, we executed a non-binding Letter of Intent to acquire controlling ownership of the Argentinian Provider, in consideration for $9 million.

Appointment of Chief Financial Officer

        In January 2007, we announced the appointment of Mr. Zvi Fried, as our Chief Financial Officer effective February 1, 2007. Under the terms of his employment, Mr. Fried was granted 20,000 options at an exercise price of $11.24, in accordance with our 2003 option plan.

Private Placements with Israeli Institutional Investors

        On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7M. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13 and will be exercisable for a period of four years. None of the investors were, or following the transaction have since become, our affiliates.

Dual Listing

        On December 19, 2006, we commenced the listing of our ordinary shares on the Tel Aviv Stock Exchange, or TASE, under the ticker symbol “PNTR”.

Agreement with Latin American customer

        On May 26, 2006, we entered into a settlement agreement, which related to past claim against a Latin American customer pursuant to which we received, after payment of related expenses, a net amount of approximately $1.3 million.

Name Change

        At the annual meeting of our shareholders held on January 17, 2006, our shareholders voted to change our name from Nexus Telocation Systems Ltd. to Pointer Telocation Ltd. Subsequent to this change, our shares began trading under the symbol PNTR as of February 21, 2006.

        On March 2007 our subsidiary Shagrir changed its name to Shagrir Systems Ltd.

The conversion of a loan by a group of investors led by Gandyr Investments Ltd.

        Shagrir funded the Shagrir Towing Services transaction through a credit line of NIS 100 million, made available by Bank Hapoalim B.M., a loan of NIS 40 million provided by Shagrir Towing Services, a loan of approximately NIS 50 million provided by a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., or Egged, and a loan of NIS 10 million provided by the Company and the investors.

        On May 1, 2006, Shagrir repaid a $2 million convertible loan to Egged, and in October 2006, it repaid Egged an additional approximately NIS 2.7 million. As of March 31, 2007 of NIS 5.4 million of the sums loaned by Egged are to be repaid by July 2008.

Reverse Stock Split

        In August 2005, a 100 to 1 reverse stock split of the Company’s Ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of the Company’s Ordinary shares with par value of NIS 0.03 each were converted into one Ordinary share of NIS 3.00 par value.

Termination of Shareholders Agreement between DBSI and Egged Holdings Ltd.

        Following an investment in our company in 2005 by a group of investors, including Egged Holdings Ltd., or Egged, DBSI and Egged consummated a shareholders agreement, pursuant to which they agreed to vote their shares jointly in respect of certain matters relating to our company and Shagrir. In December 2006, following the sale by Egged of all of its shareholdings in our company, Egged and DBSI terminated the Shareholders Agreement. For further information relating to the Shareholders Agreement see Item 10.

Legal Claim

        In February 2002, we executed (i) an agreement with Sino Telocation Ltd., or Sino, pursuant to which we were to provide Sino with a car localization system, or the System, in consideration for $900,000; and (ii) an agreement with Sino and the China National Electronics Import Export Beijing Company, or CEIEC, for the funding of the acquisition of the System. Pursuant to the agreements we received a down payment of $300,000 from CEIEC against a bank guarantee in favor of CEIEC from Bank Hapoalim B.M. We requested that CEIEC issue a letter of credit to insure the shipment of the System. CEIEC did not issue the letter of credit and as a result the System was not provided. As the System was unique and adapted for the Chinese market, we were not able to sell the System to others. CEIEC and Sino’s breach of the agreements caused us extensive damages, in particular due to the failure to pay the remainder of consideration, in the amount of $600,000.

        On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M. and CEIEC requesting that the court prohibit Bank Hapoalim from paying CEIEC any amount, pursuant to the guarantee. The Court ruled in our favor. CEIEC commenced proceedings in China, against Bank Hapoalim, to which we are not a party, for the payment of the guarantee. In August 2004, Bank Hapoalim informed us that it may pay to CEIEC the guaranteed amount plus interest at a rate of 0.5% per week, commencing March 2002 and, in such an event, will request that we indemnify it for the amount paid.

        In March 2005, we filed a claim against CEIEC and against Sino, with the China International Economic and Trade Arbitration Commission Beijing, China, or CIETAC, for approximately $557,000 representing the damages caused to us by the breach of the contract by CEIEC and Sino in respect of the China transaction.

        As a result of the filing of the claim with CIETAC, the proceedings which had been initiated by CEIEC against Bank Hapoalim, in China, for payment of the guarantee, were suspended.

        In January 2006, CIETAC provided a ruling in our favor, pursuant to which CEIEC and Sino are to pay us $557,000 representing most of the damages caused to us plus interest rate of 6% per annum from April 2003 and additional costs incurred by us.

        In February and in June 2006, Sino and CEIEC, respectively, petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of CIETAC.

        In December, 2006 the Beijing No. 2 Intermediate People’s Court ruled that CIETAC should issue a new ruling and grant a new arbitration award accordingly. No grounds were given. As a result of the Court’s decision CIETAC issued a Notice of Re-arbitration.

        In March, 2007 CEIEC petitioned the CIETAC for the replacement of the arbitration panel, on the grounds that the previous decisions was biased and against the interests of the state. An objection to the petition was filed. The petition and objection have yet to be addressed.

        As of May 1, 2007, no dates have been set and no further information has been received from CIETAC.

Grant of Options to Employees

        On January 28, 2007, our board of directors resolved to issue to our employees options to purchase 63,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $11.24 per share.

        On March 5, 2007 our board of directors resolved to modify the terms of the options granted to our former CFO on November 23, 2005, by accelerating the vesting of all of the options and extending the exercise period until June 30, 2008.

Grant of Options to Bank Hapoalim, Shagrir Towing Services and ADACH Property Ltd.

        On February 15, 2007, our board of directors resolved to extend the warrants granted to Bank Hapoalim, Shagrir Towing Services and ADACH Property Ltd., formerly Shagrir (1985) Ltd., until June 30, 2007.

B.	BUSINESS OVERVIEW

General

        We are a service provider of a range of value added services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management as well as certain other services to automobile owners. We provide our services, for the most part, in Israel, through our subsidiary, Shagrir and in Argentina and Mexico through our subsidiaries Pointer Argentina and Pointer SA respectively. In addition, we continue to develop and manufacture our location based information system the Pointerware for the use of our subsidiaries and for marketing it to other third party local operators through which they provide location based and security services.

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

        We currently provide such services mainly in Israel and in addition, but to a lesser extent, in Argentina and Mexico through subsidiaries in each country: Pointer Argentina (we currently hold approximately 93% of the issued share capital of Pointer Argentina) and Pointer SA (we currently hold 74% of the issued share capital of Pointer SA), respectively.

        In addition, there are currently other operators in Venezuela, Russia, China and Chile using our Pointerware communication and location and system and technology, to which we continue to market our products, systems and technical support.

         Pointer’s Products and Services

Our products and services are provided based on spread spectrum technology (SPSP) intended for wide area networks (WAN) and Cellular / GPS technology.

The following are some of the available applications when using our products and systems:

—	Stolen Vehicles Recovery (SVR) – Both SPSP and Cellular / GPS communication systems enable unique features for SVR solutions, including (i) communication &location facilities (ii) concealed terminal (iii) alarm system adaptability (iv) remote command (v) accuracy (vi) back-up power supply, and (vii) 24x7 redundant command and control center (CCC).

—	Fleet Management – Cellular / GPS Units & Web-based application enable many fleet management capabilities, ensuring better utilization of vehicles and other mobile resources. The end-unit can connect to various sensors by RS-422 or RS-232 or CANbus standards, or by discrete (on or off) wirelines. The sensors monitor various vehicle operating systems, and the end unit will report the results to the fleet owners and managers.

—	Wireless Remote Monitoring & Control Security and Industrial Applications – Pointerware offers a total remote monitoring and control solution. Connecting the end-units to remote generators, fire systems and home alarm systems provides a link to safety and security command & control centers that is difficult to jam or interfere with.

The system is comprised of three major parts:

—	Command &Control Center (CCC)
The CCC includes databases, as well as other software modules required for the execution of our operations. It also includes monitors on which location and other data collected from the end units is displayed and analyzed in order to determine the location of the end unit. Commands can be down-linked to the end units from the CCC using either a commercial paging system (while using the Pointerware network) or through cellular networks.

—	Mobile / Vehicle Units
Each unit consists of a transceiver (RF or cellular modem with inputs and outputs) which is installed in a vehicle or any remote object to be monitored. The end-unit’s inputs are connected to sensors in the vehicle or object, while the outputs send commands (which they receive from the CCC) to the object.

—	Communication Infrastructure
Communication is accomplished by either the cellular network in each territory of operations or RF infrastructure with base stations. These stations are dispersed throughout a specific territory and connected to an existing communications infrastructure. Each base station is equipped with antennae which receive the end-unit’s signal and measure the angle from which the signal arrived for the purpose of locating the vehicle. These measurements, together with additional data received from the end-units, are then converted into digital data and sent to the Command & Control Center.

The design of our system allows for seamless integration with existing infrastructures, low-cost expansion, development of multiple applications, and access to the internet and public switched telephone network gateways.

A.	Our Operations in Israel

        As a result of our two acquisitions in Israel, Shagrir is currently the most significant operation we have and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services, including road-side assistance, towing, stolen vehicle retrieval, fleet management and other value added services.

Services and Operations

—	Road-side Assistance and Towing Services

        Shagrir is the leader in Israel in providing road-side assistance and towing services. Shagrir provides services to its subscribers throughout Israel and its fleet of vehicles includes approximately 100 service cars, mobile garages and towing vehicles, which are dispatched by the control center to the vehicle requiring assistance, through a sophisticated management and monitoring software application, connected via remote terminals used in the service cars, mobile garages and towing vehicles.

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

        A subscription is personal and non-transferable. A subscriber may, however, change the vehicle that is the subject of the subscription at any time. The price of a subscription is based, among other things, on the type of subscription and the type of vehicle (private or commercial).

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

—	Stolen Vehicle Retrieval (SVR) Services and Value Added Location Based Services

        Shagrir is also a leading provider of SVR and value added location based services in Israel for automobile owners, including the provision of location based services for vehicles using our Pointerware Network, Cellular Network and other sophisticated systems for the protection and location of vehicles. Using sensors located in a vehicle our system may be alerted as to the progress of a theft by the transmission of information to our twenty-four hour manned command and control center. Once received by the center, the necessary steps to recover the vehicle are taken. Our value added location based services also include the provision of a distress button, using which a person can alert our command and control center, which locates the vehicle and immediately sends the required service as well as the location of vehicles through the Internet, by inserting a personal code, at any given time.

—	Household Insurance Services

        In 2007, Shagrir commenced providing certain services to insurance companies which provide household insurance coverage. Shagrir provides households with water-pipe repair services to those households which have subscribed to these services.

Equipment, Subcontractors and Supplies

        As of January 2007, Shagrir owned approximately 100 service cars, mobile garages and towing vehicles and owned approximately 92 replacement vehicles.

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

        Most of the replacement vehicles are rented from various rental companies in Israel and about 25% performed by Shagrir’s own fleet. Shagrir purchases the spare parts it uses in the provision of road-side assistance from various suppliers in Israel.

        For SVR and location based services, Shagrir mainly uses the Pointerware system and products, and to a lesser but growing extent end units based on cellular/GPS technology, mainly for fleet management applications. In order to retrieve the stolen cars Shagrir uses its own personnel as well as law enforcement and various subcontractors.

Sales and Marketing

        For the provision of its road-side assistance and towing services, Shagrir sales and marketing team directs its sales and marketing efforts to promoting its subscriptions mainly to Israeli insurance companies, and to lesser extent fleet vehicle customers. Our SVR services are marketed primarily through vehicle importers and to a lesser extent to fleet vehicle operators, leasing companies and private individuals. Other value added location based services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. We employ an in house sales and marketing force and also direct the sale of our safety products and car units for installation in the vehicles of private customers, business customers and vehicle fleets either directly or through our network of approximately 90 authorized installers across Israel.

        In addition, the Shagrir sales team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers which it then uses to formulate future sales and marketing strategies.

Patent and Licenses

        We are not dependant on any patent or licenses, which are material; to our business or profitability, with the exception of the licenses described below in Item 4 – Government Regulations.

Government Regulations

        Shagrir has the following licenses:

—	a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December, 31 2007;

—	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December, 31 2007; and

—	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December, 31 2007.

        The use of products incorporating our Pointerware technology in the State of Israel requires a license from the Israel Ministry of Communications. In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Competition

        In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., all of which mainly compete with us in providing road-side assistance and towing services. In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. Ituran is our main direct competitor in the stolen vehicle retrieval services market.

Seasonality

        The demand for road-side assistance, towing services and replacement vehicles is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days.

        Furthermore, the demand for replacement vehicle services is greatly impacted by the number of vehicles being stolen in Israel at a given time, with Shagrir receiving more calls for replacement vehicles where the number of vehicles being stolen in Israel is high.

        The location based services market is not seasonal.

B.	Our Operations in Argentina and Mexico

        We currently hold approximately 93% of the issued share capital of Pointer Argentina and 74% of the issued share capital of Pointer SA. Pointer Argentina provides mainly stolen vehicle retrieval services based on our proprietary technology. We have recently introduced fleet management and stolen vehicle retrieval services based on Cellular / GPS technology. This technology enables us to extend services outside Buenos Aires. Pointer S.A in Mexico provides both stolen vehicle retrieval services and fleet management services, based on Cellular / GPS technology.

        In both these territories, we operate the command and control center from which we dispatch external security personnel subcontracted by us to retrieve the stolen vehicles or provide assistance as required by the driver. Installations and de-installations of end units in the vehicles are performed either by our in-house employees, or by subcontractors mainly in designated installation centers. Fleet Management services are provided to customers as web-based applications.

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

Patent and Licenses

        Pointer Argentina and Pointer SA are not dependant on any patent or licenses which are material to their business or profitability, with the exception of the licenses described below in Item 4 -Government Regulations which are required for Pointer Argentina alone.

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

        Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services, however, the local operator is required to obtain a specific license for its operations. Pointer Argentina has been required to obtain domestic licenses for the deployment of our Pointerware systems in Argentina.

        Since 2006 our services in Mexico through Pointer S.A are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses.

Competition

        Our primary competitors in the stolen vehicle retrieval services market in Argentina and Mexico are LoJack and Ituran (in Argentina only).

        Some competitors in the stolen vehicle retrieval services market offer a similar solution to ours and others, like LoJack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

        In addition, in these markets and also some other potential markets, some primary location based service providers who directly or indirectly compete with us employ other technologies, such as a combination of GPS (satellite-based location technology) over cellular-like systems. These systems use commonly existing infrastructure, which offer location based services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities (using cell-id, analog or paging technologies).

Seasonality

        Our business provided in Latin America is not materially seasonal.

C.	Our Operations in Russia, Venezuela, China and Chile

        We also sell our Pointerware sub-systems and products to third party local operators primarily in Russia, Venezuela and to a lesser extent China and Chile, who, like our subsidiaries, Shagrir, Pointer Argentina and Pointer SA, provide mainly stolen vehicle retrieval or other services using our Pointerware system and technology. Recently we have started to sell to our customer in Russia, CMUs for SVR and fleet management applications. The Cellular monitoring Units are fully integrated to our Pointerware system.

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

Geographical breakdown of our revenues:

        The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2006		2005		2004
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Israel	37,346	89.1	33,181	89.8	7,939	72.4

Latin America	3,311	8.1	2,771	7.7	2,641	24.1

Other	1,255	2.8	1,012	2.5	389	3.5

Total	41,912	100	36,964	100	10,969	100

C.	ORGANIZATIONAL STRUCTURE

        The legal and commercial name of our company is Pointer Telocation Ltd. We were incorporated under the laws of the State of Israel in 1991 under the name Nexus Telecommunications Systems Ltd. In 1997 we changed our name to Nexus Telocation Systems Ltd. In 2006 we changed our name again to Pointer Telocation Ltd.

        The following is a list of our currently active subsidiaries and their countries of incorporation:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Pointer Argentina (1)	Argentina
Shagrir (2)	Israel
Pointer SA (3)	Mexico

(1)	We hold 93% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 56.56% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of Pointer SA.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our executive offices, research and development and laboratory facilities are located in Givatayim, Israel (a suburb of Tel Aviv). We currently lease approximately 609 square meters and our annual lease payments are approximately $70,000. Pointer Argentina’s offices and operations facility are located in Buenos Aires. Pointer Argentina currently leases 2,246 square meters (including 1,526 square meters used by its installation centers) with an annual lease payment of $107,000. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,320 square meters in Holon with annual rental fees of approximately $125,000. In addition, Shagrir purchased from Shagrir (1985) its Haifa property (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 606 square meters) with annual rental fees of approximately $34,000. Pointer SA’s offices and operations facility are located in Mexico City, Mexico. Pointer SA currently leases 480 square meters with an annual lease payment of $79,000. For further information, see Note 11d of our consolidated financial statements.

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

        As a result of the two acquisitions we made in Israel, Shagrir is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services.

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

Valuation of Long-Lived Assets, Intangibles and Goodwill

        Goodwill reflects the excess of the purchase price of the acquired subsidiary or activities over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2006, we have determined that no impairment with respect to goodwill exists. During 2006, we reduced our goodwill in the amount of $1.489 million due to the realization of tax loss carryforward, that at the date of acquisition was not more-likely-than-not to be realized.

        Intangible assets consist of the brand name, customer list and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

        The brand names are amortized over a two-year period and an eight year period.

        The customer lists are amortized over a five-year and an eight year periods.

        Patents are amortized over an eight-year period.

        Our long lived assets are reviewed for impairment in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Due to requirement of increased territory coverage in Mexico and to the increased costs of communication services to the proprietary system, we decided to change communication technology and infrastructure from the traditional RF system to Cellular / GPS. This necessitated dismantling of 9 base-stations and replacing about 500 RMU vehicle units with CMU vehicle units. This process required us to impair equipment valued at about USD 372,000 recorded in 2006.

Share based compensation

Stock-Based Compensation Expense.

        On January 1, 2006, we adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options which are based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for 2006 was $251,000. For fiscal 2005 and fiscal 2004, stock-based compensation expense of $126,000 and $657,000, respectively had been recognized under previous accounting standards. See Note 2p to our Consolidated Financial Statements for additional information.

        Upon adoption of SFAS 123(R), we began estimating the value of employee stock options on the date of grant using a Black-Scholes model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the intrinsic value method in accordance with APB No. 25 and the Black-Scholes model for the purpose of the pro forma financial information provided in the notes to the financial statement in accordance with SFAS 123.

        The determination of fair value of stock options awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

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

Financial Income (Expenses), Net.

        Financial expenses consist mainly of bank charges and interest expenses, foreign currency translation adjustments, amortizations of compensation related to warrants issued to a bank and others. Financial income consists of interest on short-term bank deposits.

Other Expenses, Net.

        Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Selected Financial Data

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2004, 2005 and 2006 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2002 and 2003 have been derived from audited financial statements not included in this annual report.

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

	2006	2005	2004	2003	2002

Statement of Income Data:
Revenues, products	9,701	8,856	5,594	2,774	5,196
Revenues, services	32,211	28,108	5,375	2,376	1,165
Total Revenues	41,912	36,964	10,969	5,150	6,361

Cost of revenues, products	5,602	5,727	4,297	2,099	3,528

Cost of revenues, services	20,786	17,587	3,301	2,075	948
Total Cost of Revenues	26,388	23,314	7,598	4,174	4,476
Gross profit	15,524	13,650	3,371	976	1,885
Research and development costs, net	1,170	892	482	664	1,377

Selling, general and administrative expenses	8,676	9,211	4,419	1,964	3,315
Amortization of deferred stock based compensation	-	126	465	400	-
Amortization of intangible assets	1,740	2,462	932	67	76
Other income, net	(1,292)	-	-	-	-
Impairment of long lives assets	372	-	-	-	-
Operating income (loss)	4,858	959	(2,927)	(2,119)	(2,883)
Financial expenses	2,577	4,027	758	1,105	266
Other income (expenses)	14	341	(42)	(32)	(440)

Income (loss) before tax on income	2,295	(2,727)	(3,727)	(3,256)	(3,589)
Taxes on income	82	-	37	-	-

Income (loss) before Minority interest	2,213	(2,727)	(3,764)	(3,256)	(3,589)

Minority interest	1,044	-	-	-	-
Income (loss) from continuing operations	1,169	(2,727)	(3,764)	(3,256)	(3,589)
Income(Loss) from discontinued operations	-	-	-	8,524	(4,000)

Net income (loss)	1,169	(2,727)	(3,764)	5,268	(7,589)

Basic net earning (loss) per share from
continuing operations	0.39	(1.17)	(2.58)	(3.81)	(31.79)
Diluted net earning (loss) per share from
continuing operations	0.31	(1.17)	(2.58)	(3.81)	(31.79)

Basic net earning (loss) per share	0.39	(1.17)	(2.58)	6.15	(67.22)
Diluted net earning (loss) per share	0.31	(1.17)	(2.58)	6.15	(67.22)
Weighted average number of shares
outstanding (in thousands)	2,983	2,339	1,457	856	113

Balance Sheet Data:
Total assets	76,399	67,214	25,513	6,226	8,034
Net assets (liabilities) of continuing operations	19,430	10,805	7,086	(1,346)	(4,121)
Working capital (deficit)	(10,874)	(13,999)	(6,698)	(147)	(1,454)
Convertible debentures	-	-	-	-	1,020
Shareholders' equity (deficiency)	19,430	10,805	7,086	(1,346)	(12,645)
Share capital	2,140	1,680	1,145	773	94
Additional paid-in capital	103,880	100,707	94,127	83,239	77,373

Operating Results

Twelve Months Ended December 31, 2006 Compared with Twelve Months Ended December 31, 2005

Revenues. Revenues sharply increased by $4.9 million, or 13.3% from $37 million in 2005 to $41.9 million in 2006. The increase in total revenues in 2006 as compared to 2005 is also attributable to the fact that revenues in 2005 included only ten months of revenues deriving from the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005.

Cost of Revenues. Our cost of revenues increased to $26.4 million for the twelve months ended December 31, 2006 as compared to $23.3 million for the same period in 2005. This increase was associated mainly to the fact that cost of revenues in 2005 included only ten months of cost of revenues deriving from the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005.

Gross Profit. Our gross profit increased by $1.9 million from $13.7 million in 2005 to $15.5 million in 2006, mainly as a result of the foregoing.

Research and Development Costs. Net research and development expenses in 2006 increased by $278,000 from $892,000 in 2005 to $1.17 million in 2006, this is mainly a result of an increase in salaries cost and an increase in subcontractors cost.

Selling and Marketing Expenses. Selling and marketing costs increased by 6.3% to $3.9 million in 2006 from $3.7 million in 2005. The major increase in 2006 resulted from the increase in salaries costs.

General and Administrative Expenses. General and administrative expenses decreased by approximately 16% from $ 5.6 million in 2005 to $4.7 million in 2005. The main impact in 2006 resulted from a decrease in salaries cost and in rent expenses, due to the merger of the Road-Side assistance and towing business of Shagrir Towing Services.

Amortization of intangible assets. Amortization of intangible assets decreased by $722,000 from $2.5 million in 2005 to $1.7 million in 2006.

Other income. On May 26, 2006, we entered into a settlement agreement, with respect to a past claim against a Latin American customer, pursuant to which we received a net amount of approximately $1.3 million.

Impairment of long lived assets. During 2006, we have dealt with the service coverage demanded by potential customers in the market. During 2006, the service which we provided to customers in Mexico offered regional coverage while major potential Mexican customers, such as insurance companies, car manufacturers/dealers and fleet companies, demand nationwide coverage. Thus, our management is assessing the transitioning from our current technology (radio platform) to a new technology (cellular phone platform) that would allow nationwide coverage. Therefore, our management has recognized an impairment loss, with respect to Mexico, related to our base stations (network installation), which constitute the base of our current technology to provide our services. Network installation has been reduced to its fair value as determined by our management based on present value of future net cash flows. Impairment loss has been recognized in a separate caption in our Statement of Operations contained elsewhere in this annual report, in the amount of $372,000.

Operating Profit. As a result of the foregoing, we recorded in 2006 a $4.9 million operating profit, compared to an operating profit of $959,000 in 2005.

Financial Expenses (Net). Financial expenses decreased from $4.0 Million in 2005 to $2.6 million in 2006 mainly due to the effect of foreign currency translation adjustment.

Taxes on income. Taxes on income were $82,000 in 2006. In 2006, taxes on income in the amount of $1.7 million were partially offset by an increase in the deferred tax asset of $1.6 million related to operating losses carried forward and other timing differences.

Minority interest. During the fourth quarter we recorded a minority interest in the Statement of Operations of our Israeli subsidiary Shagrir as results based on actual holdings which is 56.6%. The minority interest recorded in 2006 was $1.04 million.

Net Income (Loss). In 2006, we had net income of $1.2 million compared to a net loss of $2.7 million in 2005.

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

Amortization of deferred share option compensation. Amortization of deferred stock based compensation decreased from $465,000 in 2004 to $126,000 in 2005 as a result of reduced amortization of deferred share option compensation from 2003.

Amortization of intangible assets. Amortization of intangible assets increased by $1.6 million from $0.9 million in 2004 to $2.5 million in 2005 mainly due to an increase in additional intangible assets recorded in 2005 pursuant to the acquisition by Shagrir of the activities and assets of Shagrir Towing Services on February 28, 2005, and an increase in amortizations related to intangible assets recorded in the acquisition of Shagrir in 2004 due to the 12 month consolidation in 2005 as compared to 6 month consolidation in 2004.

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

        For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while generally continuing, has been significantly reduced and the rate of devaluation has been substantially diminished and in some years reversed.

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

        The exchange rate fluctuated during 2006 from a low of NIS 4.176 to the U.S. dollar to a high of NIS 4.725 to the dollar. The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
November 2006	4.331	4.247
December 2006	4.234	4.176
January 2007	4.260	4.187
February 2007	4.254	4.183
March 2007	4.222	4.155
April 2007	4.135	4.014

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2002 - December 31, 2002	4.7363 NIS/$1
January 1, 2003 - December 31, 2003	4.5124 NIS/$1
January 1, 2004 - December 31, 2004	4.4833 NIS/$1
January 1, 2005 - December 31, 2005	4.5026 NIS/$1
January 1, 2006 - December 31, 2006	4.4565 NIS/$1

        In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. In 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%. In 2004, the Israeli economy recorded inflation of approximately 1.4% where the U.S. dollar devalued against the NIS by approximately 1.6%. As a result of the differential between the rate of inflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars in 2004, but they did not materially affect our results of operations in such periods. In 2005, the Israeli economy recorded inflation of approximately 2.4% where the NIS devalued against the U.S. dollar by approximately 6.8%. As a result of the differential between the rate of deflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2005. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. As a result of the differential between the rate of deflation and the rate of valuation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2006.

        Regarding our operation in Argentina, the fact that most of Pointer Argentina’s revenues are not denominated in US dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. dollar and Argentinian Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected Pointer Argentina’s US dollar results. This was mainly due to Pointer Argentina’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in US dollars. In 2004, the U.S. dollar – Argentinian Peso exchange rate fluctuated between 2.92 and 2.98 Pesos to the dollar. From January 1, 2004 to December 31, 2004, the value of the Argentinian Peso increased by approximately 2.02% against the US dollar. This increase had no material effect on our business during 2004. In 2005 the U.S. dollar – Argentinian Peso exchange rate fluctuated between 2,979 and 3,032 Pesos to the dollar. From January 1, 2005 to December 31, 2005, the value of the Argentinian Peso increased by approximately 1.78% against the US dollar. In 2006 the U.S. dollar – Argentinian Peso exchange rate fluctuated between 2,979 and 3,062 Pesos to the dollar. From January 1, 2006 to December 31, 2006, the value of the Argentinian Peso increased by approximately 2.79% against the US dollar. This increase had no material effect on our business during 2006.

        The fluctuations of the Mexican Peso are not material to our business as a whole.

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

        In Venezuela, the prevailing foreign currency restrictions imposed by the Venezuelan government and the recent economic political situation in Venezuela which caused our Venezuelan customer to suspend its orders from us in the past, continue to prevail. Additionally there is currently discussion of the Venezuelan government instituting a nationalization program, which could further adversely affect our operations there.

B.	LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2006, we had a negative working capital of $10.9 million, our current assets to current liabilities ratio was 0.61 we had cash and cash equivalents of $5.9 million and an unused credit facility of $2.5 million.

        Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Chief Scientist, the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the Office of the Chief Scientist, the BIRD Foundation or the European Community.

        As of December 31, 2006, we had a long-term credit facility for approximately $32.1 million, of which $29.9 was provided to our subsidiary Shagrir. $2.2 million are long-term loans in or linked to the US dollar from banks, $10.2 million are NIS long-term loans from a bank and others. $19 million are long-term loans in NIS adjusted to the CPI from banks and others. A $0.7 million loan is in Mexican pesos. For further information regarding our consolidated long term loans see notes 9 and 10 to our financial statements.

        As of December 31, 2006, we had a short term credit facility for approximately $6.5 million. $2.5 million of the short term credit facility remains as of December 31, 2006 available for our use.

        In 2006, net cash provided by our continuing operating activities amounted to $5.4 million as compared to net cash provided from continuing operating activities of $5.8 million in 2005. In 2006, net cash used in our continuing investing activities was $1.2 million as compared to $39.1 million net cash used in our continuing investment activities in 2005. In 2006, net cash used by financing activities was $10,000 as compared to $34.7 million provided by continuing financing activities in 2005.

        Current liabilities increased from $24.2 million in 2005 to $27.9 million as of December 31, 2006, mainly due to the liabilities acquired in connection with the acquisition of the road side assistance and towing services business and loans provided to finance these transactions. Long-term liabilities decreased from $32.2 million in December 31, 2005 to $28 million as of December 31, 2006 mainly due loans provided to Shagrir to fund the acquisition of the road side assistance and towing services.

        The two acquisitions we made in Israel have a positive impact on our cashflow from our operating activities, which is offset by a negative impact on our cashflow used in financing activities. However we cannot assure, that any such net positive cashflows, if any, will sufficiently cover negative cashflows expected to be used for our newly operative Mexican subsidiary, Pointer SA and for the significant operating expenses, which we expect to incur in connection with the development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world.

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

        For a discussion of certain commitments and contingent liabilities of ours, see Note 10 to our financial statements included herein. For further information regarding information regarding investments in our Company see Item 4 – Recent Developments and Item 10 – Material Contracts.

C.	RESEARCH AND DEVELOPMENT

        We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new products and new applications as well as enhancements to our existing systems and products are necessary to compete effectively in the rapidly evolving market. We dedicate a significant portion of our resources to (i) introducing the best advanced products and systems; (ii) designing improvements to existing products and applications by working closely with our customer support department in order to implement suggestions received from our customers investing in improvements to our production methods and services provision in, and by working in tandem with our operation department; and (iii) improving the customer “friendliness” of our products.

        In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our Pointerware network. Our net expenditures for research and development programs during the years ended December 31, 2006 and December 31, 2005, totaled approximately $1.2 million and $892,000 respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2006, the Company employed 12 persons in research and development. Our research and development expenses constituted approximately 2.8% and 2.4% of such sales, in the respective years ended December 31, 2006 and 2005. For additional information concerning commitments for research development programs See Note 10 to our financial statements included elsewhere in this annual report.

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

        We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. As of December 31, 2006, our contingent obligation to the BIRD Foundation was $2.1 million.

        We hold various United States patents relating to the use of Pointerware communications technology for various aspects of reverse paging and mobile location. We have not invested the requisite payment to maintain our patents, and we may lose or have already lost our rights to this proprietary technology in the near future.

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

        Our proprietary technology also includes software. Much of the software algorithms are also included and claimed in the patent and issued patent applications for Pointerware communications technology. Although software protection is currently available in the United States, there can be no assurance that the software patents will continue to be the subject of patent protection in the United States. Also, foreign patent protection for software is generally afforded lesser protection than in the United States.

D.	TREND INFORMATION

        The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

        We now operate predominantly in Israel and Latin America, mainly as a provider of services to insurance companies and automobile owners.

        In Israel, in June 2004 we acquired Shagrir, our primary customer and operator in Israel. In February 2005 Shagrir acquired certain of the activities and assets of Shagrir Towing Services. These two acquisitions expanded our operations and increased our revenues in Israel such that approximately 89% of our revenues are now derived from the Israeli market. Such transactions reflect our strategy not only to serve as a technology company but also as an operator, providing operating services to insurance companies and automobile owners. Due to very intense competition in our field we expect prices for our services to drop during 2007.

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

        In February 2005, our subsidiary, Pointer SA, commenced operations in Greater Mexico City. Since Pointer SA’s operations are in the development phase, we (we currently hold 74% of the issued and outstanding shares of Pointer SA) will still need to provide it with financing until it has sufficient cash flows to run its operations. In 2007, we expect to materially dilute the holdings of our Mexican partners in Pointer SA pursuant to agreement with our partners there.

        In 2005 we consolidated our financial reports in order to reflect 100% of Shagrir’s financial results. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately NIS 29.1 million into 43.44% of the shares of Shagrir Systems. As a result, our holdings in Shagrir Systems were reduced to 56.56%. Since 2006 Shagrir’s shareholders equity become positive and we have consolidated its financial results only for the then existing holding (by recording a minority interest), which materially negatively affects our net income (loss) at such periods.

        In 2006 we introduced the Cellular Monitoring Units which provide high functionality for location based services, utilizing advanced cellular modems with GPS. These units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory. These units are specially designed to operate in harsh conditions inside the vehicle; the design takes into consideration the metallic envelope that surrounds the unit, the temperature and vibration stress that are imposed on it, the limited and unstable power supply that characterizes the car power supplies generally, and specific installation requirements of the variety of cars available in the market. The design takes special concern of these requirements, with high degree of reliability and flexibility.

        In 2007 and thereafter we believe the increasing demand for high-quality services from automotive manufacturers, importers and dealers as well as insurance companies, will present new challenges and create unique business opportunities for our company. We are currently in the process of evaluating major acquisitions and partnerships that should enable us to capitalize on economies of scale to sustain our growth strategy.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2006 (in thousands USD)		Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short term debt and other current liabilities	1	27,854	27,854	-	-	-

Long-term loans	2	23,323	-	16,008	3,086	4,231

Accrued severance pay, net	3	856	-	-	-	856

Management fees to DBSI	4	52	52	-	-	-

Operating lease obligations	5	1,424	834	590	-	-

Purchase Obligations		116	116	-	-	-

Royalties to BIRD	6	2,142	-	-	-	2,142

Total contractual obligations		55,758	28,847	16,595	3,086	7,229

1 Short term debt and other current liabilities include short term bank credits, trade accounts payable for equipment and services that have already been supplied and other accrued expenses.
2 Long term loans include principal and interest payments in accordance with the terms of the agreements with Banks and other third parties. For further information please see Item 11 – Liquidity and Capital Resources.
3 Accrued severance pay maturity depends on the date our employees will actually cease being employed. The amount is net of outstanding severance pay funds.
4 We pay annual fees $180,000 in consideration for DBSI management services pursuant to an agreement with DBSI, which is automatically renewable every 12 months unless either party provides prior notice of termination three months prior to the beginning of a renewal term.
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	51	Chairman of Board of Directors
Danny Stern	55	President and CEO
Alicia Rotbard	61	External Director
Gov Ben Ami	80	External Director
Barak Dotan	39	Director
Ken Lalo	50	Director
Yoel Rosenthal	52	Director
Ofer Kelman	50	Vice President, Research and Development
Zvi Fried	42	Vice President and Chief Financial Officer
Gideon Rossman	47	Vice President, Business Development and Marketing

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

Danny Stern was appointed as our President and Chief Executive Officer in May 2005. Mr. Stern was General Manager of Technoplast Industries Ltd. from 2002 through 2004. Before that, Mr. Stern served as Co-Founder and Chief Executive Officer of Appilog Inc. Israel and USA from 1999 through 2002 and as Co-Founder and Chief Executive Officer of PIDC (Israel) Ltd. and LIMS Technologies Ltd. from 1990 through 1999. Mr. Stern holds a Bachelor of Arts degree in Economics from Tel Aviv University.

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

Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

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

Zvi Fried was appointed our Chief Financial Officer in February 2007. Prior to his appointment Mr. Fried was Chief Financial Officer of the publicly traded Chim Nir (TASE: CMNR) and Finance Director for Amdocs (Nasdaq: DOX). Mr. Fried holds a B.A. in Economics and Accounting degree from Bar Ilan University.

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

Ofer Kelman was appointed our Vice President of Research and Development in September 2006. Prior to his appointment, Mr. Kelman served as Development Manager of the WipLL department at Airspan Networks Israel Ltd. Mr. Kelman is an active member of the IEEE 802.16 committee developing the Standard for Wireless Metropolitan Area Networks and represented Airspan in the Technical Working Group of the WiMAX forum. Mr. Kelman holds a B.Sc. in Computer Sciences from the Hebrew University in Jerusalem since 1986.

B.	COMPENSATION

        The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2006, was approximately $605,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $483,000.

        In addition, during 2006 a total of 12,000 options were granted to all persons as a group who served in the capacity of director or executive officer, at an exercise price of $7.60.

C.	BOARD PRACTICES

        Our Articles of Association provide for a Board of Directors of not less than two nor more than seven members. Pursuant to the DBSI investment, our board consists of seven directors, four of which will be appointed by DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

        Under the Israeli Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law also prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted and may not be a regular member of such committee The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

        We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

        The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total

2006
Sales and Marketing	85	20	105
Administration	30	12	42
Research and Development	12	-	12
Other	303	44	347
Total	430	76	506

	Israel	Other	Total

2005
Sales and Marketing	85	16	101
Administration	29	8	37
Research and Development	11	-	11
Other	295	39	334
Total	420	63	483

	Israel		Other	Total

2004
Sales and Marketing	(*)	58	11	69
Administration		19	8	27
Research and Development		11	-	11
Other	(**)	49	24	73
Total		137	43	180

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

        Some of our directors and officers own ordinary shares in our company and/or options to purchase ordinary shares. As of May 1, 2007, none of our directors and officers, beneficially owned shares and/or options amounting to 1% or more of the outstanding Ordinary Shares, excluding Messers. Barak Dotan and Yossi Ben Shalom, who, as office holders of DBSI, may be considered to be the beneficial holders of the 22% of our issued share capital held by DBSI.

        For information concerning option grants to our directors and officers, see as incorporated by reference in this Item 6 above and Item 7 – Major Shareholders and Related Party Transactions below.

Employee Share Option Plans

For information concerning our employee share option plans, see as incorporated by reference, Note 12d of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table and notes thereto set forth certain information as of, May 1, 2007, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned*[issued]		Percent of Shares Beneficially Owned

DBSI Investment Ltd.(1)	973,534		21.86%
LB I Group Inc.(2)	570,000	(3)	12.28%
Portside Growth and Opportunity Fund(4)	135,000	(5)	2.84%
Fort Mason Master, LP(6)	471,897	(7)	10.24%
Fort Mason Partners, LP(6)	30,603	(8)	0.69%

*	Percent of shares beneficially owned prior to and after this offering has been determined based on 4,452,875 shares outstanding as of May 1, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days, notwithstanding the Issuance Limitation as defined in footnote 1 below. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI, Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 21.86% of our issued share capital held by DBSI.

(2)	LB I Group Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer. This selling stockholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Lehman Brothers Holdings Inc., a public reporting company, is the ultimate parent company of this selling stockholder.

(3)	Includes 190,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by LB I, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. LB I has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(4)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares to be offered by Portside Growth and Opportunity Fund through the prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside Growth and Opportunity Fund through the prospectus.

(5)	Includes 45,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by Portside Growth and Opportunity Fund, or Portside, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. Portside has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(6)	Fort Mason Capital, LLC serves as the general partner of each of Master and Partners (collectively the “Fort Mason Funds”) and, in such capacity, exercises sole voting and investment authority with respect to ordinary shares owned by the Fort Mason Funds. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of shares owned by the Fort Mason Funds, except to the extent of its or his pecuniary interest therein, if any.

(7)	The number of shares listed as beneficially owned by Fort Mason Master, L.P. (“Master”) includes 167,500 shares of ordinary shares underlying warrants exercisable as of May 1, 2007. A provision in the warrants held by Master prevents it from exercising the warrants, if Master and its affiliates, which such affiliates include Fort Mason Partners, L.P. (“Partners”), would hold more than 4.99% of Pointer Telocation Ltd.‘s ordinary shares (the “4.99% Master Blocker”). The 4.99% Master Blocker is waivable by Master with 61 days’ notice to Pointer Telocation Ltd.

(8)	The number of shares listed as beneficially owned by Partners includes 10,201 shares of ordinary shares underlying warrants exercisable as of May 1, 2007. A provision in the warrants held by Partners prevents it from exercising the warrants, if Partners and its affiliates, which such affiliates include Master, would hold more than 4.99% of Pointer Telocation Ltd.‘s ordinary shares (the “4.99% Partners Blocker”). The 4.99% Partners Blocker is waivable by Partners with 61 days’ notice to Pointer Telocation Ltd.

        As of May 24, 2007 there were approximately 69 record holders of our ordinary shares, including approximately 14 record holders in the United States (who held approximately 68% of our outstanding ordinary shares).

        Changes in the percentages of ownership held by our various shareholder during the past three years were primarily results of investments during these years, the conversion of debentures in March 2003 and our acquisition of Shagrir in 2004. For further information regarding such investments and acquisition see Item 4 – Recent Developments.

B.	RELATED PARTY TRANSACTIONS

For information on the funding for and purchase of the assets and activities of Shagrir Towing Services and the $6 million investment in our securities, see Item 10 – Material Contracts

Agreements with Mr. Ofer Lior and his affiliates

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

        In February 2005 we entered into an Employment Agreement pursuant to which, Mr. Ofer Lior provided services to Pointer. In consideration for the provision of such services, Mr. Lior was granted an option to purchase 1,753 ordinary shares of Pointer (representing, at the date of issuance, 3.5% of our issued and outstanding share capital), at an exercise price of $280,000 (as adjusted in accordance with the terms of the agreement). Mr. Lior’s contract has since terminated and the options have, therefore, expired.

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

        In February 2005 we consummated a loan agreement with Shagrir pursuant to which we loaned Shagrir NIS 3,916,536 in connection with certain infrastructure and equipment expenses. Interest repayments and repayments of the principal shall be repaid on a pro rata basis with the loans of Shagrir with its other shareholders. Interest under the loan is payable at a rate of 4% per year.

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

Management Agreement with DBSI Investments Ltd.

        Pursuant to the share purchase agreement with DBSI Investments Ltd., we entered a management services agreement with DBSI in April 2003. Pursuant to the management agreement, DBSI will provide us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum for a period of three years commencing April 2003, to be paid in equal quarterly installments of $45,000. In April 2006, the agreement was renewed for an additional 12 month period which may be automatically renewed for additional 12 month terms unless terminated by either of the parties.

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

        Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Shagrir, to purchase 100% of the issued share capital of Shagrir. Upon completion of the agreement on June 29, 2004, we purchased all the outstanding shares and options to purchase shares of Shagrir, excluding a number of options held by its employees, which were converted into options of our company, constituting, at the date of conversion, an aggregate of 2.5% of our share capital on a fully diluted basis. Pursuant to the Agreement, we transferred a number of our ordinary shares and warrants with an aggregate value equal to, at the date of transfer, approximately 26% of our issued share capital on a fully diluted basis, post transaction. For information regarding our agreements with Shagrir see Item 4 – Recent Developments.

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

        In addition, in January 2007, Mr. Rossman was granted in January 2007, 10,000 options at an exercise price of $11.24, in accordance with our 2003 option plan. 25% of these options will vest each year, over the next four years beginning in January 2008 and ending in January 2010 (provided that he remains employed by us throughout that period).

        Employment of Mr. Ofer Kelman, Vice President of Research and Development

        In September 2006, Mr. Kelman was appointed our Vice President of Research and Development. Under the terms of his employment, Mr. Kelman was granted 10,000 options at an exercise price of $11.24, in accordance with our 2003 option plan. 25% of these options will vest each year, over the next four years beginning in January 2008 and ending in January 2010 (provided that he remains employed by us throughout that period).

        Employment of Mr. Danny Stern President and CEO of the Company and Mr. Zvi Fried, Vice President and CFO of the Company.

        See Item 4A – Recent Developments.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

        Legal Proceedings

        For information concerning legal proceedings with CEIEC see Item 4 above: "Information on the Company"- "Legal Claim".

        As of December 31, 2006, several claims were filed against Shagrir Systems, mainly by customers. The claims are in an amount aggregating to approximately NIS 680,000. The substance of the claims is the malfunction of Shagrir products, which occurred during the ordinary course of business. The Company’s management is of the opinion that no material costs will arise to Shagrir Systems in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

        Legal proceedings brought against Yossi Ben-Shalom and Barak Dotan in 2005 have been terminated.

B.	SIGNIFICANT CHANGES

        For a description of significant events, which took place since the year ending December 31, 2005, see as incorporated by reference in Item 4 – Information on the Company – Recent Developments above.

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

Period	High	Low

2007 April	11.03	10.46
2007 March	12.35	10.46
2007 February	14.53	10.42
2007 January	11.93	10.34
2006 December	15.00	11.20
2006 November	19.30	5.20
2006 Fourth Quarter	19.30	5.20
2006 Third Quarter	7.97	6.06
2006 Second Quarter	7.36	6.37
2006 First Quarter	8.33	6.74
2005 Fourth Quarter	10.79	6.84
2005 Third Quarter	14.00	5.90
2005 Second Quarter	16.00	10.00
2005 First Quarter	21.00	12.00

2006	19.30	5.20
2005	21.00	5.90
2004	58.00	9.00
2003	34.00	6.00
2002	235.00	8.00

        In December 19, 2006, we commenced listing our ordinary shares on the TASE in Israel under the symbol “PNTR” The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

Period	High	Low

2007 April	45	42
2007 March	51	44
2007 February	58	45
2007 January	51	43
2006 December	58	46

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the Nasdaq Capital Market under the symbol “PNTR”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

        Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
—	appointment or termination of our auditors;
—	appointment and dismissal of directors;
—	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
—	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders- Sections 286 and 287 of the Israeli Companies Law;
—	any merger as provided in section 320 of the Israeli Companies Law; and
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

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

The Israeli Companies Law

        The Israeli Companies Law, as amended most recently in March 2006, codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

        The Israeli Companies Law requires that an office holder of a company promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

        According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company.

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

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;
—	an increase of the company's authorized share capital;

—	a merger; or
—	approval of interested party transactions that require shareholder approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

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

Private Placements with U.S. Institutional Investors

        On April 2, 2007, we entered into and consummated a share purchase agreement, or the April Investment, with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5M. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years. Following the transaction two of the investors, individually, hold more than 5% of our issued and outstanding share capital.

Potential acquisition of Cellocator Ltd.

        In March 2007, we announced the execution of a non-binding Memorandum of Understanding to acquire the assets and liabilities of Cellocator, a private Israeli company active in the field of cellular location-based services and technology. The closing of the transaction is subject to the completion of a full due diligence review to our full satisfaction. We will pay Cellocator and its shareholders approximately US$18.5 million in cash, shares and a convertible debenture. Following the completion of the transaction and upon conversion of the debenture, Cellocator and/or its shareholders will hold approximately 5.37% of our issued and outstanding share capital (on a fully diluted basis). We cannot guarantee that this transaction will be consummated.

MOU with a leading provider of Road Side Assistance in Argentina

        In March 2007, we also executed a MOU with a leading provider of road side assistance in Argentina, or the Argentinian Provider, to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinian Provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinian Provider shall transfer to Pointer Argentina all of its location based services and SVR business in consideration for 11% of the outstanding share capital of Pointer Argentina. Thereafter, contingent upon the success of the project during the two years following the closing, the Argentinian Provider will increase its holdings in Pointer Argentina, and we will provide Pointer Argentina with certain of our products, free of charge, during these two years.

Potential acquisition of the Argentinian Provider

        In March 2007, we executed a non-binding Letter of Intent to acquire controlling ownership of the Argentinian Provider, in consideration for $9 million.

Private Placements with Israeli Institutional Investors

        On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7M, out of which, an amount of $2.586 million was received by December 31, 2006. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13 and will be exercisable for a period of four years. None of the investors were, or following the transaction have since become, our affiliates.

Management Services Agreement with Gandyr Group and Egged

        On November 16, 2004, Shagrir entered into a management services agreement with the Gandyr group and Egged, pursuant to which the Gandyr group and Egged were to grant management services to Shagrir, commencing March 1, 2007, in consideration for approximatel NIS 1 million per year. Pursuant to the management services agreement, in the event that the Gandyr group or Egged did not convert in full the convertible securities which they held at the time, then the parties would renegotiate the management fees. Egged elected not to convert its convertible loan.

        For a summary of our other material contracts, see Item 4 –“Information on the Company” – “Recent Developments” and Item 6 – Related Party Transactions.

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

General Corporate Tax Structure

        Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

        Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is generally measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI.

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

        From January 1, 2003, capital gains from the sale of our securities were generally subject to tax. On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from securities.

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

        In the course of our normal operations, we are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI.

Foreign exchange risk

        The majority of our revenues is generated in or linked to U.S. dollars (“Dollars”). In addition, a substantial portion of our costs is incurred in Dollars. We believe that the Dollar is the currency of the primary economic environment in which we operate. Thus, the functional and reporting currency of the Company is the Dollar.

        For Shagrir whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”) is its functioning and reporting currency. For Pointer Argentina, whose functional currency has been determined to be its local currency, the Argentine peso is its functioning and reporting currency, and for Pointer Mexico, whose functional currency has been determined to be its local currency, the Mexican peso is its functioning and reporting currency. Assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

        As of December 31, 2006, accumulated other comprehensive loss decreased by $1,236 million compared to December 31, 2005. As of December 31, 2005, accumulated other comprehensive loss increased by $785,000 compared to December 31, 2004.

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

        Our revenues and expenses generated by Shagrir are mostly denominated in NIS and are therefore exposed to exchange rate fluctuations between the NIS and the Dollar. As of December 31, 2006 we had net assets of $1.8 million and net income of $1.4 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the NIS would thus result in approximately $50,000 net decrease in our earnings

        Our revenues and expenses generated by Pointer Argentina are mostly denominated in Argentinian Pesos and are therefore exposed to exchange rate fluctuations between the Argentinian Peso and the Dollar. As of December 31, 2006 we had net assets of $4,000 and net expenses of $139,000, denominated in the Argetinian Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Argentinian Peso would thus result in approximately $14,000 net decrease in our earnings.

        Our revenues and expenses generated by Pointer Recuperación de México are denominated mainly in Mexican Pesos and are therefore exposed to exchange rate fluctuations between the Mexican Peso and the U.S. dollar. As of December 31, 2006 we had net assets of $22,000 and net expenses of $1.8 million denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. dollar revenues and net income. A hypothetical 10% devaluation of the US dollar against the Mexican Peso would thus result in approximately $178,000 net decrease in our earnings.

Interest rate risk

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and other. In 2006 we have not used interest derivative financial instruments. As of December 31, 2006, we had total loans borrowed bearing variable interest rates of $ 2.7 million.

        The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $14,000 assuming all other variables are constant.

Israeli CPI

Our exposure to market rate risk for changes in CPI relates primarily to loans borrowed by us from banks and other. As of December 31, 2006, we had total loans borrowed linked to CPI of $ 19 million. The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $19,000 assuming all other variables are constant.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
U.S. dollars in thousands		2007	2008	2009	2010	2011 and thereafter
	interest	(In thousands)

Assets:

cash - in U.S. dollars	5.0%	5,793
Cash- In other currency:		58

Liabilities:

Short-term bank credit
In NIS:	6.35-8.25	4,039	-	-	-	-
In other currency	19	3	-	-	-	-

Long-term loans (including current maturities)	Libor +2.2-
In U.S. dollars:	2.25	1,412	662	95
In NIS linked to CPI:	4-6.5	4,942	3,697	3,241	3,441	3,668
In NIS	4-7.39	1,406	1,509	1,621	1,741	3,956
In other currency						737

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

On June 22, 2003, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant.

We shall provide any person with a copy of our code upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2006 and 2005.

	2006	2005
	In USD in thousands

Audit Fees(1)	144	138
Audit-Related Fees(2)	-	75
Tax Fees(3)	17	4
All Other Fees	-	-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for services not provided in Audit Fees, such as services provided in connection with the preparation of our registration statement on Forms F-3, filed with the SEC in June 2005.

(3)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments.

Pre-Approval Policies and Procedures

        Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay&Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2006 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

1.2	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006, incorporated by reference to Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2006.

4.1	English summary of Hebrew language Non-Binding Memorandum of Understanding summarizing the main terms and conditions of the purchase agreement between the Company and Cellocator Ltd., dated March 15, 2007.

4.2	Securities Purchase Agreement among the Company and the Investors as defined therein, dated April 2, 2007, incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.3	Registration Rights Agreement among the Company and the Investors as defined therein, dated April 2, 2007, incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.4	Form of Ordinary Share Purchase Warrant issued to the investor parties to the Securities Purchase Agreement, dated April 2, 2007, incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.5	English Translation of Hebrew Language Order Form and Warrant issued in Israeli Private Placement in January 2007.

8.1	A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

May 31, 2007.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

POINTER TELOCATION LTD.

        We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of two subsidiaries, whose financial statements reflect total assets constituting 2.6% and 3.7% as of December 31, 2006 and 2005, respectively, and total revenues constituting 5.2%, 5.7% and 16.6% of the related consolidated totals for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 2p to the consolidated financial statements, in 2006 the Company adopted statement of Financial Accounting Standard Board No. 123 (revised 2004) “share based payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 31, 2007	A Member of Ernst & Young Global

Auditores y Consultores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Pointer Localización y Asistencia S.A.
(Previously named Tracsat S.A.)

We have audited the accompanying balance sheets of Pointer Localización y Asistencia S.A. (Previously named Tracsat S.A.) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders´ deficiency and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Localización y Asistencia S.A. (Previously named Tracsat S.A.) as of December 31, 2006 and 2005 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in accordance with generally accepted accounting principles in the United States.

GRANT THORNTON ARGENTINA S.C.

Buenos Aires, Argentina
January 30, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Pointer Recuperación de México, S. A de C. V.

We have audited the accompanying balance sheets of Pointer Recuperación de México, S.A de C.V. as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity and cash flows, for the yearsended December 31, 2006 and 2005, and for the period from June 17, to December 31, 2004. These financial statements are the responsibility of the Company’s management.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Recuperación de México, S. A. de C. V. as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity and cash flows, for the years ended December 31, 2006 and 2005, and for the period from June 17, to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

SALLES, SAINZ – GRANT THORNTON, S.C.

Rogelio Avalos
Partner

Mexico City
January 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SHAGRIR MOTOR VEHICLE SYSTEMS LTD.

        We have audited the accompanying balance sheets of Shagrir Motor Vehicle Systems Ltd. (“the Company”) as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over the financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 11, 2007	A Member of Ernst & Young Global

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,850	$1,696
Trade receivables (net of allowance for doubtful accounts of $302 and
$ 363 at December 31, 2006 and 2005, respectively)	8,315	6,576
Other accounts receivable and prepaid expenses (Note 3)	1,368	505
Inventories (Note 4)	1,447	1,389

Total current assets	16,980	10,166

LONG-TERM ASSETS:
Long-term accounts receivable	183	219
Severance pay fund	3,794	2,989
Property and equipment, net (Note 5)	7,346	7,319
Goodwill	38,707	36,924
Other intangible assets, net (Note 6)	8,612	9,597
Deferred income taxes	777	-

Total long-term assets	59,419	57,048

Total assets	$76,399	$67,214

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 7)	$11,801	$9,949
Trade payables	5,378	3,904
Deferred revenues and customer advances	6,584	6,477
Other accounts payable and accrued expenses (Note 8)	4,091	3,835

Total current liabilities	27,854	24,165

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 9)	15,833	16,211
Long-term loans from shareholders and others (Note 10)	7,490	12,082
Accrued severance pay	4,650	3,951

	27,973	32,244

MINORITY INTEREST	1,142	-

SHAREHOLDERS' EQUITY:
Share capital (Note 12) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2006 and 2005;
Issued and outstanding: 3,222,875 and 2,479,020 shares at
December 31, 2006 and 2005, respectively	2,140	1,680
Additional paid-in capital	103,880	100,707
Deferred stock-based compensation	-	(1)
Receipts on account of shares	2,586	-
Accumulated other comprehensive income (loss)	98	(1,138)
Accumulated deficit	(89,274)	(90,443)

Total shareholders' equity	19,430	10,805

Total liabilities and shareholders' equity	$76,399	$67,214

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2005	2004

Revenues (Note 16b):
Products	$9,701	$8,856	$5,594
Services	32,211	28,108	5,375

Total revenues	41,912	36,964	10,969

Cost of revenues:
Products	5,602	5,727	4,297
Services	20,786	17,587	3,301

Total cost of revenues	26,388	23,314	7,598

Gross profit	15,524	13,650	3,371

Operating expenses:
Research and development, net (Note 17a)	1,170	892	482
Selling and marketing	3,927	3,693	1,644
General and administrative	4,749	5,644	3,240
Amortization of intangible assets	1,740	2,462	932
Other income, net (Note 1h)	(1,292)	-	-
Impairment of long-lived assets (Note 5c)	372	-	-

Total operating expenses	10,666	12,691	6,298

Operating income (loss)	4,858	959	(2,927)
Financial expenses, net (Note 17b)	2,577	4,027	758
Other expenses (income), net (Note 17c)	(14)	(341)	42

Income (loss) before taxes on income	2,295	(2,727)	(3,727)
Taxes on income	82	-	37

Income (loss) before minority interest	2,213	(2,727)	(3,764)
Minority interest	1,044	-	-

Net income (loss)	$1,169	$(2,727)	$(3,764)

Basic net earnings (loss) per share (Note 13)	$0.39	$(1.17)	$(2.58)

Diluted net earnings (loss) per share (Note 13)	$0.31	$(1.17)	$(2.58)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2004	1,145,300	$773	$83,239	$(566)	$-	$(840)	$(83,952)		$(1,346)

Issuance of shares, warrants and options for the
acquisition of additional interest in a subsidiary, net	429,154	286	10,815	-	-	-	-		11,101
Deferred stock-based compensation	-	-	16	(16)	-	-	-		-
Amortization of deferred stock-based compensation	-	-	-	465	-	-	-		465
Exercise of warrants and options	130,051	86	57	-	-	-	-		143
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	487	-	$487	487
Net loss	-	-	-	-	-	-	(3,764)	(3,764)	(3,764)

Total comprehensive loss								$(3,277)

Balance as of December 31, 2004	1,704,505	1,145	94,127	(117)	-	(353)	(87,716)		7,086

Issuance of shares and warrants, net	722,587	500	6,391	-	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-	-		-
Amortization of deferred stock-based compensation	-	-	-	126	-	-	-		126
Exercise of warrants and stock options	51,928	35	179	-	-	-	-		214
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss								$(3,512)

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)	-	(1,138)	(90,443)		10,805

Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	-	-	(1)	1	-	-	-		-
Stock-based compensation expenses	-	-	153	-	-	-	-		153
Exercise of warrants and stock options	743,855	460	3,021	-	-	-	-		3,481
Receipts on account of shares (Note 18b)	-	-	-	-	2,586	-	-		2,586
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	1,236	-	$1,236	1,236
Net income	-	-	-	-	-	-	1,169	1,169	1,169

Total comprehensive income								$2,405

Balance as of December 31, 2006	3,222,875	$2,140	$103,880	$-	$2,586	$98	$(89,274)		$19,430

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004

Cash flows from operating activities:

Net income (loss)	$1,169	$(2,727)	$(3,764)
Adjustments required to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation, amortization and impairment	4,490	4,997	2,065
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	137	1,961	(43)
Accrued severance pay, net	(166)	484	28
Gain from sale of property and equipment, net	(563)	(299)	(56)
Gain from realization of investment in subsidiary, net	-	(359)	-
Amortization of deferred stock-based compensation	251	126	465
Minority interest in earnings of subsidiary	1,044	-	-
Decrease (increase) in trade receivables, net	(1,167)	2,581	(355)
Decrease (increase) in other accounts receivable and prepaid expenses	(36)	2,301	289
Decrease (increase) in inventories	(490)	(144)	291
Write-off of inventories	127	199	479
Increase in deferred income taxes	(99)	-	-
Decrease (increase) in long-term accounts receivable	60	(20)	(35)
Increase (decrease) in trade payables	1,049	(359)	1,238
Decrease in other accounts payable and accrued expenses	(400)	(2,962)	(508)

Net cash provided by operating activities	5,406	5,779	94

Cash flows from investing activities:

Proceeds from short-term bank deposits	-	15	-
Purchase of property and equipment	(2,277)	(2,020)	(873)
Proceeds from sale of property and equipment	1,026	519	58
Proceeds from realization of investment in subsidiary	-	6,241	-
Acquisition of additional interest in Shagrir Motor Vehicle
Systems, net of cash acquired (a)	-	-	10
Acquisition of activities and assets of Shagrir Towing
Services Ltd. and ADACH Property Ltd.
(formerly: Shagrir (1985) Ltd.) ("ADACH") (b)	-	(43,847)	-

Net cash used in investing activities	(1,251)	(39,092)	(805)

Cash flows from financing activities:

Receipt of long-term loans from banks	2,243	16,066	743
Repayment of long-term loans from banks	(2,949)	(2,035)	(376)
Receipt of long-term loans from shareholders and others	131	21,136	149
Repayment of long-term loans from others	(4,529)	(6,241)	-
Proceeds from issuance of shares and exercise of warrants, net	3,481	6,176	67
Receipts on account of shares	2,586	-	-
Short-term bank credit, net	(973)	(401)	(504)

Net cash provided by (used in) financing activities	(10)	34,701	79

Effect of exchange rate on cash and cash equivalents	9	233	(1)

Increase (decrease) in cash and cash equivalents	4,154	1,621	(633)
Cash and cash equivalents at the beginning of the year	1,696	75	708

Cash and cash equivalents at the end of the year	$5,850	$1,696	$75

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2006	2005	2004

(a)	Acquisition of additional interest in Shagrir Motor Vehicle Systems:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$-	$(1,238)
	Long-term accounts receivable	-	-	(224)
	Property and equipment	-	-	(1,117)
	Customer list	-	-	(2,646)
	Brand name	-	-	(828)
	Goodwill	-	-	(12,638)
	Short-term bank credit	-	-	5,282
	Long-term loan	-	-	1,890
	Accrued severance pay, net	-	-	276

		-	-	(11,243)
	Fair value of shares, options and warrants issued	-	-	11,253

		$-	$-	$10

(b)	Acquisition of activities and assets of Shagrir Towing Services Ltd. and ADACH:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$4,568	$-
	Property and equipment	-	(5,760)	-
	Customer list	-	(8,558)	-
	Brand name	-	(1,920)	-
	Goodwill	-	(31,652)	-
	Long-term loan	-	(1,175)	-
	Accrued severance pay, net	-	6	-

		-	(44,491)	-
	Fair value of shares and warrants issued	-	644	-

		$-	$(43,847)	$-

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the period for interest	$2,549	$1,200	$469

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Pointer Telocation Ltd., ("the Company") was incorporated in Israel and commenced operations in July 1991. The Company provides a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. The Company provides services, for the most part, in Israel, Argentina and Mexico, through its local subsidiaries. Independent operators provide similar services mainly in Russia and Venezuela utilizing the Company's technology and operational know-how. The Company's shares are traded on on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange.

b.	On June 29, 2004, the Company announced the closing of a definitive agreement with the shareholders ("the Sellers") of Shagrir Motor Vehicle Systems Ltd. ("Shagrir Motor Vehicle Systems") pursuant to which it purchased all of the outstanding and issued share capital of Shagrir Motor Vehicle Systems not already held by the Company (which, together with the Company's 14% prior holdings in Shagrir Motor Vehicle Systems, constitutes 100% of the issued share capital of Shagrir Motor Vehicle Systems).

The Sellers, who provided loans to Shagrir Motor Vehicle Systems in the past, assigned these loans to the Company. The Company also undertook to indemnify the Sellers who provided Shagrir Motor Vehicle Systems with guarantees in respect of Shagrir Motor Vehicle System's loans from banks in the event the banks will exercise such guarantees. In order to secure such indemnification undertaking, the Company issued to the Sellers options to purchase, at no consideration, 32,889 of the Company's Ordinary shares, in the event the Company does not meet its indemnification obligations. The consideration comprises the following:

Issuance of 429,154 Ordinary shares	$7,425
Issuance of 247,781 warrants	3,221
Issuance of 75,896 employee stock options	607
Direct transaction costs	33

$11,286

The warrants were exercisable at an exercise price of $ 4.4 per share and were exercisable during the period which ended by the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than 33% of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization. As of December 31, 2006, non of the options are outstanding.

The acquisition was accounted for using the purchase method of accounting as determined in Statement of Financial Accounting Standards (“SAFS”) No. 141, “Business Combinations” (“SFAS No. 141”) and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

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

In accordance with SFAS No. 142, “Goodwill and Other Intangible Asset” (“SFAS No. 142”), goodwill will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company will determine, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2006, the Company has determined that no impairment with respect to goodwill exists.

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

c.	On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities, the assets and liabilities of Shagrir Towing Services Ltd. and ADACH (“Shagrir transaction”) by the Company’s subsidiary Shagrir Motor Vehicle Systems, in consideration for approximately NIS 200 million. Shagrir Towing Services Ltd. was engaged in the field of road side assistance and towing services in Israel.

The consideration comprised of the following:

Cash	$34,828
Fair value of the loan from Shagrir Towing Services Ltd.	8,006
Warrants to purchase the Company's shares (see Note 12c(3))	644
Transactions costs	331

Total consideration - purchase price	$43,809

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

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

Shagrir Motor Vehicle Systems funded the Shagrir transaction through a credit line of NIS 100 million, made available by Bank Hapoalim B.M., a loan of NIS 40 million provided by Shagrir Towing Services (see Note 10d(4)), a loan of approximately NIS 45 million provided by a group of investors led by Gandyr Investments Ltd. (“Gandyr group”) (see Note 10d(5)) and Egged Holdings Ltd. (“Egged”) (see Note (10d(1) and 10d(2)), a loan of NIS 10 million provided by the Company and Gandyr group and Egged (see Note 10d(2) and 10d(3)) and NIS 5 million invested by the Company in equity, which was financed by the Company’s issuance of shares and warrants (see Note 12c(3)).

On November 30, 2005, Gandyr group exercised its options to convert the loan, of approximately NIS 29.1 million, into 43.44% of the shares of Shagrir Motor Vehicle Systems. As a result, the Company recorded in 2005 a gain from the decrease in holdings of Shagrir Motor Vehicle Systems of $ 359.

During 2006, a convertible loan was repaid (see Note 10d(1)) and other loans were modified (see Note 10d(2)).

d.	The unaudited pro forma information below assumes that the acquisition of Shagrir Motor Vehicle Systems and Shagrir transaction had been consummated on January 1, 2004 and 2005 and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

	Year ended December 31,
	2005	2004
	Unaudited

Net revenues	$40,946	$41,174

Net loss	$(2,462)	$(2,309)

Basic net loss per share	$(1.05)	$(1.06)

e.	During 2001, the Company purchased 92.5% of Pointer Localization Y Asistencia SA’s (formerly: Tracsat S.A.) (“Pointer Argentina) share capital. Pointer Argentina is the operator of the Company’s systems and products that provides stolen vehicle recovery services in Buenos Aires, Argentina.

In 2003 and 2004, Pointer Argentina issued 280 and 560 shares to two employees, respectively. As a result, the Company’s holdings in Pointer Argentina were reduced to 86.45%. In 2006 the Company repurchase 840 shares from Pointer Argentina’s employees. As a result, the Company holds in Pointer Argentina 93%.

f.	On June 17, 2004, the Company incorporated a local Mexican operator and service provider, Pointer Recuperacion de Mexico S.A. de C.V. (“Pointer Mexico”), jointly held by the Company and its Mexican local partners, 96.5% and 3.5% respectively.

On December 2004 and January 25, 2005, the Company sold to its local partners a total of 28.5% of its holdings in Pointer Mexico in consideration of its par value. In February 2007 2,895 shares were transferred to the Company from its local partners in consideration of their par value. Total held by the Company and its Mexican local partners 74% and 26% respectively. Pointer Mexico is providing location, tracking and recovery of stolen vehicles services to its customers in Mexico.

g.	The Company relies on a single-source supplier for the manufacture of its end unit transceiver ((i) RF modem with inputs and outputs (ii) CMU cellular units), that is installed within a vehicle or may be installed at any remote object. The Company does not have manufacturing facilities for its end unit devices. Most of the components of its systems are manufactured for the Company by independent manufacturers outside of Israel and are assembled by a turn-key subcontractor located in Israel

h.	On May 26, 2006, the Company entered into a settlement agreement, with respect to past claim against a Latin American customer, pursuant to which the Company received a net amount of approximately $ 1.3 thousand.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

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

For Pointer Argentina, whose functional currency has been determined to be its local currency, the Argentine peso, for Pointer Mexico, whose functional currency has been determined to be its local currency, the Mexican peso and for Shagrir Motor Vehicle Systems whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

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

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory consists of raw materials and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2006, 2005 and 2004, the Company and its subsidiaries wrote off approximately $ 127, $ 199 and $ 479, respectively. The write-offs are included in cost of revenues.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	20-33
Computers and electronic equipment	10 - 33 (mainly 33)
Office furniture and equipment	6 - 15
Motor vehicles	15 - 20 (mainly 20)
Network installation	10 - 33
Buildings	6.67
Leasehold improvements	Over the term of the lease

h.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of the acquired subsidiary or activities over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2006, the Company has determined that no impairment with respect to goodwill exists. The amount of goodwill included in the computation of the gain from the decrease in holdings of Shagrir Motor Vehicle Systems in 2005 (see Note 1c) is $ 5,279. During 2006, the Company reduced the goodwill at the amount of $ 1,489 due to the realization of tax loss carryforward, that at the date of acquisition were not more-likely-than-not to be realized.

Intangible assets consist of the brand name, customer list and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

The brand names are amortized over a two-year period and an eight year period. The customer lists are amortized over a five-year and an eight year periods. Patents are amortized over an eight-year period.

i.	Impairment of long-lived assets:

The Company’s long-lived assets other than goodwill are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year ended December 31, 2006, an impairment loss of $ 372 has been recognized (see Note 5c).

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities during 2006 are as follows:

Balance, beginning of the year	$253
Warranties issued during the year	303
Settlements made during the year	(143)
Expirations	(87)
Foreign currency translation adjustment	12

Balance, end of year	$338

k.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the provision of services, subscriber fees and sales of systems and products, mainly in respect of road-side assistance services, automobile repair and towing services, stolen vehicle recovery and other value added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users.

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 were $ 344, $ 408 and $ 177, respectively.

n.	Deferred income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

o.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), under which the Company previously accounted for its share based awards granted to employees and directors, for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, is approximately $ 250 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $ 0.08 lower than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2006, 2005 and 2004, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 251, $ 126 and $ 465, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

1.	Data related to options to purchase the Company shares:

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2006, 2005 and 2004 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2006		2005	2004

Risk free interest	4.3%		4.3%	3.5%
Dividend yields	0%		0%	0%
Volatility	52%		49.3%	102%
Expected term (in years)	2.3	2	3.95	5

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2006 and changes during the year ended December 31, 2006 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2006	263,753	$16.3
Granted	12,000	$7.6
Exercised	(103,522)	$7.8
Forfeited	(6,389)	$179.3

Outstanding at December 31, 2006	165,842	$14.6	2.84	$159

Exercisable at December 31, 2006	81,092	$19.9	1.91	$25

Vested and expected to vest at December 31, 2006	132,069	$15.8	2.56	$118

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $ 2.6, $ 4.1 and $ 11, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $ 348. As of December 31, 2006, there was approximately $ 113 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.85 years. Total grant-date fair value of options that vested during the year ended December 31, 2006 was approximately $ 98.

2.	Data related to options to purchase Shagrir Motor Vehicle Systems shares:

As of December 31, 2006, 3,383 options to purchase Shagrir Motor Vehicle Systems shares are outstanding (non are exercisable). Weighted average exercise price of these outstanding options is NIS 783.

The weighted average fair values of options granted during the years ended December 31, 2006 and 2005 were NIS 921 and NIS 197, respectively. No options were granted during 2004.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Those options vest primarily over four years. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2006 and 2005:

	2006		2005

Risk free interest	5.	6%	4.3%
Dividend yields	0%		0%
Volatility	34%		32.5%
Expected term (in years)	4.13		5.1

As of December 31, 2006, there was approximately $ 478 of total unrecognized compensation costs related to non-vested share-base compensation arrangements granted under Shagrir Motor Vehicle Systems’ stock option plans.

3.	The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company and its subsidiaries had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2005	2004

Net loss as reported	$(2,727)	$(3,764)
Add: Amortization of deferred stock-based compensation in accordance with APB No. 25	126	465
Deduct: Amortization of deferred stock-based compensation determined under fair value method
for all awards	(250)	(657)

Pro forma net loss	$(2,851)	$(3,956)

Basic and diluted net loss per share as reported	$(1.17)	$(2.58)

Pro forma basic and diluted net loss per share	$(1.21)	$(2.71)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 were $ 428, $ 635 and $ 172, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables.

Trade receivables include amounts billed to clients located mainly in Israel and South America. Management periodically evaluates the collectibility of these trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. As for major customers, see Note 16c.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value disclosures for financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

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

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes”(“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements, and expects that the adoption of FIN 48 will not have a significant effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2005

Government authorities	$118	$57
Employees	25	5
Prepaid expenses	376	187
Deferred income taxes	811	-
Others	38	256

	$1,368	$505

NOTE 4:	–	INVENTORIES

Raw materials	$148	$220
Finished goods	1,299	1,169

	$1,447	$1,389

NOTE 5:	–	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2006	2005

Cost:
Installed products	$3,051	$2,957
Computers and electronic equipment	3,709	3,484
Office furniture and equipment	701	398
Motor vehicles	4,958	3,536
Network installation	1,434	1,621
Buildings	422	385
Leasehold improvements	358	212

	14,633	12,593

Accumulated depreciation:
Installed products	2,410	2,265
Computers and electronic equipment	2,176	1,336
Office furniture and equipment	314	165
Motor vehicles	1,488	776
Network installation	762	641
Buildings	13	5
Leasehold improvements	124	86

	7,287	5,274

Depreciated cost	$7,346	$7,319

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	PROPERTY AND EQUIPMENT (Cont.)

b.	Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 were $ 2,750 (including impairment of $ 372), $ 2,533 and $ 1,134, respectively.

c.	During 2006, Pointer Mexico’s management have decided to migrate from the current technology (radio platform) to a new technology (cellular phone platform) for the Company to provide services that allow nationwide coverage, which is being demanded by major potential customers such as insurance companies, car manufacturers/dealers and fleet companies. Therefore, Pointer Mexico’s management has recognized an impairment loss related to its base stations (network installation), which constitute the base of its former technology to provide its services, and installed products (RMU’s) which are the devices used to locate the vehicles. This group of assets has been reduced to its fair value as determined by the management based on present value of future net cash flows. Impairment loss has been recognized in a separate caption within the statement of operations in the amount of $ 372.

NOTE 6:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2006	2005

Cost:
Patents	$639	$639
Customer list	10,419	9,563
Brand name	2,478	2,275

	13,536	12,477

Accumulated amortization:
Patents	627	604
Customer list	3,345	1,705
Brand name	952	571

	4,924	2,880

Amortized cost	$8,612	$9,597

b.	Amortization expenses for the years ended December 31, 2006, 2005 and 2004 were $ 1,740, $ 2,464 and $ 931, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	OTHER INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expenses for the years ending:

December 31,

2007	$1,570
2008	1,414
2009	1,351
2010	1,351
2011	1,351
Thereafter	1,575

$8,612

NOTE 7:	–	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2006	2005	2006	2005
	%

Short-term bank loans:
In Argentine pesos	19	19	$3	$6
In NIS linked to the Israeli Consumer Price
Index ("CPI")	-	4.6	-	1,783
In NIS	6.6-7	6.35-6.75	2,921	2,873

			2,924	4,662

Short-term bank credit:
In NIS	6.35	8.25	1,117	81

Current maturities of long-term loans from
banks, shareholders and others:
In, or linked to, dollars	LIBOR +2.2	LIBOR +2.2	1,000	1,000
In, or linked to, dollars	LIBOR +2.25	LIBOR +2.25	412	462
In NIS linked to CPI	4-6.5	5.5-6.5	4,942	3,103
In NIS	6.681-7.39	7.39	1,406	641

			7,760	5,206

			$11,801	$9,949

Unutilized credit lines			$2,455	$3,451

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2006	2005

Employees and payroll accruals	$2,445	$2,115
Government authorities	124	168
Provision for warranty	338	253
Accrued expenses	903	1,205
Related party	51	53
Others	230	41

	$4,091	$3,835

NOTE 9:	–	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2006	2005	2006	2005
	%

In, or linked to, dollars	LIBOR +2.2	LIBOR +2.2	$1,500	$2,500
In, or linked to, dollars	LIBOR +2.25	LIBOR +2.25	668	1,130
In NIS linked to CPI	5.5-6	5.5	7,874	8,075
In NIS	6.681-7.39	7.39	9,953	7,604

			19,995	19,309
Less - current maturities			4,004	2,929
Less - discount			158	169

			$15,833	$16,211

b.	As of December 31, 2006, the aggregate annual maturities of the long-term loans are as follows:

2007 (current maturities)	$4,004
2008	3,302
2009	2,910
2010	3,002
2011	2,519
Thereafter	4,258

$19,995

c.	In respect of the bank loans that funded the Shagrir transaction (see Note 1c), the Company granted to Bank Hapoalim B.M. a warrant to purchase up to 100,000 Ordinary shares of the Company, at a price per share of $ 18 exercisable until February 28, 2007. On February 15, 2007, the Company’s board extended the exercise period of the warrants until June 30, 2007, at an exercise price of $ 19 per share, effective from March 1, 2007.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	LONG-TERM LOANS FROM BANKS (Cont.)

Under the credit facility from Bank Hapoalim B.M., Shagrir Motor Vehicle Systems is required to meet financial covenants, as described in the commitment letter, commencing December 31, 2005.

The financial covenants are:

1	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.
2.	The ratio of the annual EBITDA to the current maturities (the principal loan plus interest) of long-term loans from the bank, will not be less than 1, at any time.
3.	The shareholder’s equity, including loans from shareholders, will not be less than NIS 25 million, at any time.
4.	The Company will not decide on any distribution of dividends from Shagrir Motor Vehicle Systems without a written pre-approval from the bank.

As of December 31, 2006, Shagrir Motor Vehicle Systems meets the financial covenants.

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders – composition:

	Interest rate		December 31,
	2006	2005	2006	2005
	%

In, or linked to, dollars (see d1 below)	-	LIBOR + 3.5%	$-	$2,065
In NIS linked to CPI (see d2 below)	4-6.5	4-6.5	1,505	1,923

			1,505	3,988

Less - current maturities			860	143

			$645	$3,845

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	Long-term loans from others – composition:

	Interest rate		December 31,
	2006	2005	2006	2005
	%

In NIS linked to CPI (see d3-d4 below)	6.5	6.5	$9,611	$10,348
In NIS (see d5 below)	4	4	280	405
In Mexican pesos	-	-	737	606

			10,628	11,359
Less - current maturities			2,896	2,134
Less - discount			887	988

			$6,845	$8,237

c.	As of December 31, 2006, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2007 (current maturities)	$3,756
2008	2,567
2009	2,047
2010	2,180
2011	567
Thereafter	1,016

$12,133

d.	1.	In May 2006, Shagrir Motor Vehicle Systems exercised its right to an early repayment of the convertible loan of $ 2,065 from Egged and fully repaid the loan.

2.	On October 1, 2006, Shagrir Motor Vehicle Systems entered into an agreement to replace two long-term loans from Egged bearing an annual interest rate between 4% to 7.5%, in an amount aggregating to approximately NIS 9.2 million, into two long-term loans to mature in two years. The new loans bear an annual interest rate between 4% to 6.5% and are linked to the Israeli CPI. The option granted to Egged to purchase Shagrir Motor Vehicle Systems’s Ordinary shares or the Company’s Ordinary shares was cancelled.

The outstanding loan balance as of December 31, 2006 is $ 1,505.

The replacement of the loans was accounted for as an extinguishment in accordance with EITF Issue No. 96-19, “Debtor’s Accounting for Modification or Exchange of Debt Instruments”. The extinguishment resulted in an immaterial gain.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

3.	Loans in the amount of $ 1,091 from Gandyr group are linked to the Israeli CPI and bear an annual interest rate of 6.5%. The loans shall be repaid in nine quarterly installments, commencing six months from February 28, 2005, in accordance with the Company's financial ability. Until December 31, 2006, no amounts were repaid in respect to these loans.

4.	A loan of $ 8,520 is to be repaid by Shagrir Motor Vehicle Systems to Shagrir Towing Services Ltd. The loan will be repaid in 20 quarterly payments commencing one year from February 28, 2005, linked to the Israeli CPI and bears an annual interest rate of 6.5%.

In addition, the Company granted Shagrir Towing Services Ltd. and ADACH jointly a warrant to purchase up to 250,000 of its Ordinary shares at a price per share of $ 18, for a period of 24 months. exercisable until February 28, 2007. On February 15, 2007, the Company’s board extended the exercise period of the warrants until June 30, 2007, at an exercise price of $19 per share, effective from March 1, 2007.

5.	A loan of NIS 29.1 million of the Shagrir transaction was funded by Gandyr group.

On November 30, 2005, Gandyr group exercised its options to purchase 38,479 shares of Shagrir Motor Vehicle Systems (43.44%) in consideration of NIS 29.1 million. Correspondingly, the loans were repaid. The remaining balance as of December 31, 2006, in the amount of $ 280 representing the interest accumulated as of the conversion date that has not yet been paid. The amount bears no interest and is payable upon demand.

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	Shagrir Motor Vehicle Systems recorded a first priority charge on all of its assets in favor of banks, and Shagrir Towing Services has a second priority fixed charge over Shagrir Motor Vehicle Systems’ rights to proceeds from several of its customers.

b.	Collateral:

1.	To secure Shagrir Motor Vehicle Systems’ obligations for providing services to several of its customers, Shagrir Motor Vehicle Systems provided a bank guarantee in the amount of about $ 123, in force until December 2006 – August 2010.

2.	The Company obtained bank guarantees in the amount of $ 22 in favor of its lessor.

3.	The Company obtained bank guarantees in the amount of $ 100 in favor of a supplier.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.	The Company obtained a bank guarantee in the amount of $ 300, pursuant to the litigation as described in e1 below.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2006 is $ 2,142. No royalties were accrued or paid during 2006 ,2005 and 2004.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2010. Minimum annual rental payments under non-cancelable operating leases are as follows:

2007	$834
2008	452
2009	116
2010	22

$1,424

Rent expenses for the years ended December 31, 2006, 2005 and 2004, were $ 1,328, $ 1,438 and $ 690, respectively.

e.	Litigation:

1.	In February 2002, the Company executed (i) an agreement with Sino Telocation Ltd., or Sino, pursuant to which the Company was to provide Sino with a car localization system, or the System, in consideration for $ 900; and (ii) an agreement with Sino and the China National Electronics Import Export Beijing Company, (“CEIEC”), for the funding of the acquisition of the System. Pursuant to the agreements the Company received a down payment of $ 300 from CEIEC against a bank guarantee in favor of CEIEC from Bank Hapoalim B.M. The Company requested that CEIEC issue a letter of credit to insure the shipment of the System. CEIEC did not issue the letter of credit and as a result the System was not provided. As the System was unique and adapted for the Chinese market, the Company was not able to sell the System to others. CEIEC and Sino's breach of the agreements caused the Company extensive damages, in particular due to the failure to pay the remainder of consideration, in the amount of $ 600.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On November 26, 2002, the Company filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M. and CEIEC requesting that the court prohibit Bank Hapoalim from paying CEIEC any amount, pursuant to the guarantee. The Court ruled in the Company favor. CEIEC commenced proceedings in China, against Bank Hapoalim, to which the Company is not a party, for the payment of the guarantee. In August 2004, Bank Hapoalim informed the Company that it may pay to CEIEC the guaranteed amount plus interest at a rate of 0.5% per week, commencing March 2002 and, in such an event, will request that the Company indemnify it for the amount paid.

In March 2005, the Company filed a claim against CEIEC and against Sino, with the China International Economic and Trade Arbitration Commission Beijing, China (“CIETAC”), for approximately $ 557 representing the damages caused to the Company by the breach of the contract by CEIEC and Sino in respect of the China transaction.

As a result of the filing of the claim with CIETAC, the proceedings which had been initiated by CEIEC against Bank Hapoalim, in China, for payment of the guarantee, were suspended.

In January 2006, CIETAC provided a ruling in the Company favor, pursuant to which CEIEC and Sino are to pay the Company $ 557 representing most of the damages caused to the Company plus interest rate of 6% per annum from April 2003 and additional costs incurred by the Company.

In February and in June 2006, Sino and CEIEC, respectively, petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of CIETAC.

In December 2006 the Beijing No. 2 Intermediate People’s Court ruled that CIETAC should issue a new ruling and grant a new arbitration award accordingly. No grounds were given. As a result of the Court’s decision CIETAC issued a Notice of Re-arbitration.

In March, 2007 CEIEC petitioned the CIETAC for the replacement of the arbitration panel, on the grounds that the previous decisions was biased and against the interests of the state. An objection to the petition was filed. The petition and objection have yet to be addressed.

As of May 1, 2007, no dates have been set and no further information has been received from CIETAC.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In light of the permanent injunction ordered in the Company’s favor in 2002, in the above ruling and without the Company’s knowledge of the exact nature of the legal proceedings underway between the bank and CEIEC, since it is not a party to these proceedings, the Company is of the opinion that it has defense claims rejecting any possible demands by Bank Hapoalim for indemnification.

Therefore, no provision was recorded in the financial statements in respect of the potential claim from Bank Hapoalim.

2.	As of December 31, 2006, several claims were filed against Shagrir Motor Vehicle Systems mainly by customers. The claims are in an amount aggregating to approximately $ 161. The substance of the claims is the malfunction of Shagrir Motor Vehicle Systems’ products, which occurred during the ordinary course of business. Shagrir Motor Vehicle Systems Management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir Motor Vehicle Systems in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

f.	Commitments:

1.	The Company and DBSI Investment Ltd. (“DBSI”) (see Note 15) have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on April 6, 2003.

This agreement is automatically renewed for additional periods of twelve months each unless either party gives the other party a notice of termination three months prior to the beginning of a renewal term.

2.	During 1998, the Company entered into an agreement with Shagrir Motor Vehicle Systems, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel (“the agreement”). The agreement is for a period of 10 years with an option to extend it by an additional 10 years.

a)	In accordance with the agreement, Shagrir Motor Vehicle Systems committed to the Company, as determined in the aforesaid agreement, to exclusively purchase a minimum amount of products each year, until the end of 2007. In the event it does not purchase the minimal amount as it committed, Shagrir Motor Vehicle Systems shall pay the Company the difference between the minimal amount and the amount actually purchased. As of the date of these financial statements, Shagrir Motor Vehicle Systems is meeting its minimal purchase commitment as it undertook in the aforesaid agreement.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b)	According to the agreement, it was determined that 36.4% of the price for the site will be paid to the Company by Shagrir Motor Vehicle Systems beginning with the first year in which Shagrir Motor Vehicle Systems has pre-tax income (“the income”), in an amount equal to 15.2% of the aforesaid income until it completes the full payment of the consideration in respect of the sites.

Following the Shagrir transaction, the contingent liability toward the Company in respect to sites, in the original amount of NIS 3.9 thousand was converted into a loan.

c)	According to the aforesaid agreement, Shagrir Motor Vehicle Systems will pay annual royalties to the Company, which will be computed as 2% of Shagrir Motor Vehicle Systems’s revenues in each year, but up to 5% of the annual income before taxes. Shagrir Motor Vehicle Systems will pay royalties up to a total aggregate amount of $ 1,200.

Following the Shagrir transaction (see Note 1c), the aforesaid payments stated in b and c above, were cancelled.

3.	Shagrir Motor Vehicle Systems entered into a management services agreement with the Company, pursuant to which the Company will provide Shagrir Motor Vehicle Systems with management services with respect to its business for a period of two years starting February 28, 2005, in consideration of management fees of NIS 1 million per year, subject to certain conditions.

4.	Shagrir Motor Vehicle Systems entered into a management services agreement with Gandyr group and Egged, pursuant to which Gandyr group and Egged will grant management services to Shagrir Motor Vehicle Systems beginning at the end of a period of 24 months from February 28, 2005, in consideration of approximately NIS 1 million per year. Pursuant to the management services agreement, in the event that Gandyr Group or Egged will not exercise the entire options, the parties shall negotiate the management fees. As of December 31, 2006, Egged did not convert its options, and all of its options expired.

5.	Under the credit facility from Bank Hapoalim B.M., Shagrir Motor Vehicle Systems is required to meet financial covenants (see Note 9c).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY

a.	In August 2005, a 100:1 to 1 reverse stock split of the Company’s Ordinary shares was affected. As a result of the reverse stock split, each 100 shares of the Company’s Ordinary shares with par value of NIS 0.03 each were converted into one Ordinary share of NIS 3.00 par value. All shares and per share data have been retroactively adjusted to reflect this split.

b.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

c.	Issued and outstanding share capital:

1.	During 2004, 143,195 warrants were exercised into 130,051 of the Company’s Ordinary shares. Out of the 143,195 warrants, 110,518 warrants were exercised by way of cashless exercise into 97,374 Ordinary shares, and 32,677 warrants were exercised into Ordinary shares, for a consideration of $ 143.

2.	Following the closing of the transaction for the purchase of the outstanding and issued share capital of Shagrir Motor Vehicle Systems, as described in Note 1b, the Company issued 429,154 Ordinary shares.

3.	During February and March 2005, the Company completed a round of financing of $ 6,070 ($ 1,000 of which was invested by DBSI Investments Ltd., a major shareholder of the Company), in consideration of 722,587 of the Company’s Ordinary shares at a price per share of $ 8.4. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 158,969 shares of the Company, with an exercise price of $ 8.4 per share. The warrants were exercisable at any time during the period, beginning on February 28, 2005 and until the earlier of (i) April 6, 2006; or (ii) an M&A transaction. All the warrants were forfeited.

Out of the total number of shares and warrants issued, Egged was issued 309,524 shares and 68,095 warrants.

4.	During 2005, 55,437 warrants and stock options were exercised into 51,928 of the Company’s Ordinary shares. Out of the 55,437 warrants and stock options, 7,000 warrants were exercised by way of cashless exercise into 3,491 Ordinary shares, and 48,437 stock options were exercised into Ordinary shares, for a consideration of $ 214.

5.	During 2006, 806,918 warrants and stock options were exercised into 743,855 of the Company’s Ordinary shares. Out of the 806,918 warrants and stock options, 95,455 warrants were exercised by way of cashless exercise into 32,392 Ordinary shares, and 711,463 warrants stock options were exercised into Ordinary shares, for a consideration of $ 3,481.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

d.	Options:

1.	The Company grants, under various option plans (mainly under 2003 Employee share option plan), options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to four years. As of December 31, 2006, no options of the 2003 Employee Share Option Plan are available for future grant.

2.	On June 1, 2004, the Board of Directors resolved to issue to the Company’s employees options to purchase 21,900 of the Company’s Ordinary shares at an exercise price of $ 13.3 per share. 44% of the options granted to each employee were vested on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

3.	During 2004, following the closing of the transactions for the purchase of the outstanding and issued share capital of Shagrir Motor Vehicle Systems, as described in Note 1b, the Company issued 75,896 fully vested employee stock options at an exercise price of $ 13.3 per share to employees of Shagrir Motor Vehicle Systems who held Shagrir Motor Vehicle Systems options before the transaction. The options are exercisable over a period of five years.

4.	On May 23, 2005, the Company entered into an employment agreement with a new CEO, pursuant to which the Company granted to the new CEO warrants to purchase 40,000 Ordinary shares of the Company, at an exercise price of $ 10.6 per share. Such options can be exercised in full after 48 months of continuous service, with 25% of the options vesting after each 12 month-period of continuous service.

5.	On November 23, 2005, the Company issued to its employees options to purchase 59,000 of the Company’s Ordinary shares, at an exercise price of $ 9.5 per share. The options shall vest in four equal annual installments, over a period of four years, commencing on November 23, 2006. The options shall expire on November 23, 2010.

6.	On January 17, 2006, according to the Board of Directors decision, the Company granted four of its directors options to purchase 3,000 Ordinary shares of the Company of NIS 3 par value each, to vest in three equal installments over a period of three years, commencing as of the date of the grant, at an exercise price of $ 7.6 per share.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

7.	A summary of the status of the Company’s employee stock options as of December 31, 2006, 2005 and 2004, and changes during the years then ended, are as follows:

	Year ended December 31,
	2006		2005		2004
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at
beginning of year	263,753	$16.3	184,346	$23.0	89,118	$57.0
Granted	12,000	$7.6	99,000	$9.9	97,796	$13.3
Exercised	(103,522)	$7.8	(16,619)	$4.4	-	$-
Forfeited	(6,389)	$179.3	(2,974)	$263.0	(2,568)	$849.0

Options outstanding at end of year	165,842	$14.6	263,753	$16.3	184,346	$23.0

Options exercisable at
end of year	81,092	$19.9	160,077	$20.2	137,490	$28.0

The following table summarizes information relating to employees’ stock options outstanding as of December 31, 2006, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2006	Weighed average exercise price
		Years

$ 7.6	12,000	4.05	$7.6	-	$-
$ 9.5-10.6	93,750	3.68	$10.0	21,000	$10.0
$ 13.3	57,930	1.33	$13.3	57,930	$13.3
$ 103.0-160.0	1,945	0.26	$139.5	1,945	$139.5
$ 1,650.0	217	0.89	$1,650.0	217	$1,650.0

	165,842		$14.6	81,092	$19.9

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Warrants:

During 2005, the Company issued warrants to purchase up to 508,969 shares of the Company. 158,969 warrants were issued to investors, at an exercise price of $ 8.4 per share and has expired on April 6, 2006 (see Note 12c(3)). 250,000 warrants were issued to Shagrir Towing Services Ltd. and ADACH and 100,000 warrants were issued to Bank Hapoalim B.M., at an exercise price of $ 18, exercisable until February 28, 2007. On February 15, 2007, the Company's board extended the exercise period of the warrants until June 30, 2007, at an exercise price of $ 19 per share, from March 1, 2007.

f.	Dividends:

Any dividend distributed by the Company will be declared in NIS and paid in dollars on the basis of the exchange rate prevailing at the date of payment.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2006	2005	2004

Numerator:

Numerator for basic net earnings per share -
Net income (loss)	$1,169	$(2,727)	$(3,764)
Effect of diluting securities	(244)	-	-

Numerator for diluted net earnings per share -
Net income (loss)	$925	$(2,727)	$(3,764)

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	2,983	2,339	1,457
Effect of diluting securities (in thousands)	20	-	-

Denominator for diluted net earnings per share - adjusted weighted average
shares and assumed exercises (in thousands)	3,003	2,339	1,457

Basic net earnings (loss) per share	$0.39	$(1.17)	$(2.58)

Diluted net earnings (loss) per share	$0.31	$(1.17)	$(2.58)

NOTE 14:	–	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Law”):

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	INCOME TAXES (Cont.)

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

c.	On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

d.	Income (loss) before taxes on income:

	Year ended December 31,
	2006	2005	2004

Domestic	$4,188	$(809)	$(2,427)
Foreign	(1,893)	(1,918)	(1,300)

	$2,295	$(2,727)	$(3,727)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

		December 31,
		2006	2005

	Reserves and accruals	$385	$316
	Carryforward tax losses	17,623	17,443
	Goodwill	(1,496)	(624)
	Other temporary differences, net	238	(72)

	Net deferred tax assets before valuation allowance	16,750	17,063
	Valuation allowance (3)	(15,162)	(17,063)

	Net deferred tax assets	$1,588	$-

	Domestic	$1,588	$-
	Foreign	-	-

		$1,588	$-

2.	Deferred taxes are included in the consolidated balance sheets, as
	follows:

		December 31,
		2006	2005

	Current assets	$811	$-
	Long-term assets	777	-

		$1,588	$-

3.	The Company and its subsidiaries (except Shagrir Motor Vehicle Systems) have provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Since the Company and its subsidiaries (except for Shagrir Motor Vehicle Systems) have a history of losses, it is more likely than not that the deferred taxes regarding the losses carryforwards and other temporary differences will not be realized in the foreseeable future (a portion of the reduction was recorded as a reduction of goodwill, see Note 2h).

Shagrir Motor Vehicles Systems has reduced its valuation allowance by $ 1,588 since it is more likely than not that certain deferred tax assets will be realized in the foreseeable future.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	INCOME TAXES (Cont.)

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2006	2005	2004

Income (loss) before taxes, as reported in the consolidated statements of operations	$2,295	$(2,727)	$(3,727)

Statutory tax rate	31%	34%	35%

Theoretical tax expenses (benefit) on the above amount at the Israeli statutory tax rate	$711	$(927)	$(1,304)
Tax adjustment in respect of different tax rates	(219)	-	-
Reduction in deferred taxes due to reduction in future tax rates	-	77	-
Realization of carryforward tax losses for which valuation allowance was provided and change in valuation allowance in respect of deferred taxes	(525)	751	948
Nondeductible expenses and other permanent differences	115	99	393

	$82	$-	$37

f.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 67,201 (including a capital loss in the amount of approximately $ 27,450) as of December 31, 2006. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 1,645 as of December 31, 2006. The carryforward tax losses will expire from 2007 to 2010.

Carryforward tax losses of Shagrir Motor Vehicle Systems totaled approximately $ 25,325 as of December 31, 2006. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 2,723 as of December 31, 2006. The carryforward tax losses will expire from 2014 to 2016.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	–	INCOME TAXES (Cont.)

g.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2006	2005	2004

Current	$182	$-	$37

Deferred	(100)	-	-

	$82	$-	$37

Domestic	$82	$-	$37
Foreign	-	-	-

	$82	$-	$37

NOTE 15:	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2006	2005

Other accounts payable and accrued expenses:
DBSI (see Note 11f(1))	$52	$53

Long-term loans from shareholders and others:
Egged Holdings Ltd. (see Note 10a)	$1,505	$3,988

b.	Transactions with related parties:

	Year ended December 31,
	2006	2005	2004

Management fees to DBSI (see Note 11f(1))	$180	$180	$180

Purchases from AMS *)	$-	$-	$1,712

Interest on long-term loans from Egged (see Note 10a)	$131	$304	$-

*)	AMS is not a related party commencing 2005.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	–	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

The Company operates in one segment, value added services provided to insurance companies and automobile owners.

The Company applies SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

b.	Summary information about geographical areas:

		Year ended December 31,
		2006	2005	2004

1.	Revenues *):

	Israel	$37,346	$33,181	$7,939
	Latin America	3,311	2,771	2,641
	Other	1,255	1,012	389

		$41,912	$36,964	$10,969

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		Year ended December 31,
		2006	2005	2004

2.	Long-lived assets:

	Israel	$53,638	$52,383	$17,154
	Argentina	725	552	946
	Mexico	302	905	532

		$54,665	$53,840	$18,632

c.	In 2006, one customer accounted for 12% of the Company’s revenues, and in 2004, another customer accounted for 11% of the Company’s revenues:

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2006	2005	2004

a.	Research and development, net:

	Total expenses	$1,170	$892	$998
	Less - grants and participation	-	-	516

		$1,170	$892	$482

b.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$112	$40	$-

	Expenses:
	Bank charges and interest expenses	1,763	2,191	574
	Foreign currency translation adjustments	(40)	(30)	54
	Interest on long-term loans to shareholders	131	304	-
	Interest on long-term loans to others	631	1,332	-
	Amortization of discount on long-term loans	204	266	79
	Other	-	4	51

		2,689	4,067	758

		$2,577	$4,027	$758

c.	Other income (expenses), net:

	Capital gain (loss)	$20	$2	$(2)
	Gain from partial sale of investment in subsidiary	-	359	-
	Other	(6)	(20)	(40)

		$14	$341	$(42)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	–	SUBSEQUENT EVENTS

a.	On January 28, 2007, according to the board of directors decision, the Company granted to its employees options to purchase up to 63,000 Ordinary shares of the Company of NIS 3 par value each, to vest in four equal installments over a period of four years, commencing as of the date of the grant, at an exercise price of $ 11.24 per share.

b.	In January 2007, the Company completed a round of financing of $ 4,675, out of which, an amount of $ 2,586 was received as of December 31, 2006, in consideration of 425,000 of the Company's Ordinary shares at a price per share of $ 11.0. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 212,500 shares of the Company, with an exercise price of $ 13.0 per share. The warrants may be exercised at any time until December 31, 2010.

c.	On April 2, 2007, the Company entered into and consummated a share purchase agreement with a group of United States institutional investors for the purchase of 805,000 of the Company Ordinary shares for an aggregate price of approximately $ 8,500. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of the Company Ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into Ordinary shares, at an exercise price per share of $ 12.6 and will be exercisable for a period of five years.

d.	During 2005, the Company issued to Shagrir Towing Services Ltd. and ADACH warrants to purchase up to 250,000 shares of the Company, and issued to Bank Hapoalim B.M. warrants to purchase up to 100,000 shares of the Company. The warrants were exercisable at a price of $18 per share until February 28, 2007.

On February 15, 2007 the Company’s board extended the exercise period of the warrants until June 30, 2007, at an exercise price of $ 19 per share, effective from March 1, 2007.

e.	On March 5, 2007 the board of directors resolved to modify the terms of the options granted to its former CFO on November 23, 2005, by accelerating the vesting of the options and extending the exercise period after his resignation until June 30, 2008.

f.	In February 2007, the Company purchased 2,895 shares of Pointer Mexico (see Note 1f) from its local partner in consideration of their par value.

g.	In March 2007, the Company announced the execution of a non-binding Memorandum of Understanding to acquire the assets and liabilities of Cellocator Ltd. (“Cellocator”), a private Israeli company active in the field of cellular location-based services and technology. The closing of the transaction is subject to the completion of a full due diligence review to the Company’s full satisfaction. The Company will pay Cellocator and its shareholders approximately $ 18.5 thousand in cash, shares and a convertible debenture. Following the completion of the transaction and upon conversion of the debenture, Cellocator and/or its shareholders will hold approximately 5.37% of the Company’s issued and outstanding share capital (on a fully diluted basis). The Company cannot guarantee that this transaction will be consummated.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	–	SUBSEQUENT EVENTS (Cont.)

h.	In March 2007, The Company executed a non-binding Letter of Intent to acquire controlling ownership of a leading provider of roadside assistance in Argentina in consideration of approximately $ 9,000.

i.	In March 2007, the Company also executed a binding MOU, with the Argentinean provider to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinean provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinean provider shall transfer to Pointer Argentina all of its location based services and stolen vehicle retrieval business in consideration of 11% of the outstanding share capital of Pointer Argentina. Thereafter, based on the success of the project during the two years following the closing, the Argentinean provider may increase its holdings in Pointer Argentina. As part of this agreement, based on the success of the project, the Company undertook to provide certain financing to Pointer Argentina during the first two years of the project.