Form 20-F/A
period 2006-12-31
Pointer Telocation Ltd
filed 2007-07-31
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

on

FORM 20-F/A

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

         Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2007 to July 1, 2007, on the Nasdaq Capital Market was 87,516 shares and on the TASE was 4,063 shares. The high and low bid price of our ordinary shares for since January 1, 2007 to July 1, 2007, has been $14.53 and $7.80, respectively on the Nasdaq Capital Market and between NIS 58 and NIS 33 during the same period on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

         As of July 1, 2007, no dates have been set and no further information has been received from CIETAC.

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

         Some of our directors and officers own ordinary shares in our company and/or options to purchase ordinary shares. As of July 1, 2007, none of our directors and officers, beneficially owned shares and/or options amounting to 1% or more of the outstanding Ordinary Shares, excluding Messers. Barak Dotan and Yossi Ben Shalom, who, as office holders of DBSI, may be considered to be the beneficial holders of the 22% of our issued share capital held by DBSI.

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

         The following table and notes thereto set forth certain information as of, July 1, 2007, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned*[issued]		Percent of Shares Beneficially Owned

DBSI Investment Ltd.(1)	973,534		21.86%
LB I Group Inc.(2)	570,000	(3)	12.28%
Portside Growth and Opportunity Fund(4)	135,000	(5)	2.84%
Fort Mason Master, LP(6)	471,897	(7)	10.24%
Fort Mason Partners, LP(6)	30,603	(8)	0.69%

*	Percent of shares beneficially owned prior to and after this offering has been determined based on 4,452,875 shares outstanding as of July 1 , 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days, notwithstanding the Issuance Limitation as defined in footnote 1 below. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI, Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 21.86% of our issued share capital held by DBSI.

(2)	LB I Group Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer. This selling stockholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Lehman Brothers Holdings Inc., a public reporting company, is the ultimate parent company of this selling stockholder.

(3)	Includes 190,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by LB I, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. LB I has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(4)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

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

(5)	Includes 45,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by Portside Growth and Opportunity Fund, or Portside, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. Portside has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(6)	Fort Mason Capital, LLC serves as the general partner of each of Master and Partners (collectively the “Fort Mason Funds”) and, in such capacity, exercises sole voting and investment authority with respect to ordinary shares owned by the Fort Mason Funds. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of shares owned by the Fort Mason Funds, except to the extent of its or his pecuniary interest therein, if any.

(7)	The number of shares listed as beneficially owned by Fort Mason Master, L.P. (“Master”) includes 167,500 shares of ordinary shares underlying warrants exercisable as of July 1, 2007. A provision in the warrants held by Master prevents it from exercising the warrants, if Master and its affiliates, which such affiliates include Fort Mason Partners, L.P. (“Partners”), would hold more than 4.99% of Pointer Telocation Ltd.‘s ordinary shares (the “4.99% Master Blocker”). The 4.99% Master Blocker is waivable by Master with 61 days’ notice to Pointer Telocation Ltd.

(8)	The number of shares listed as beneficially owned by Partners includes 10,201 shares of ordinary shares underlying warrants exercisable as of July 1, 2007. A provision in the warrants held by Partners prevents it from exercising the warrants, if Partners and its affiliates, which such affiliates include Master, would hold more than 4.99% of Pointer Telocation Ltd.‘s ordinary shares (the “4.99% Partners Blocker”). The 4.99% Partners Blocker is waivable by Partners with 61 days’ notice to Pointer Telocation Ltd.

         As of July 25, 2007 there were approximately 70 record holders of our ordinary shares, including approximately 14 record holders in the United States (who held approximately 68% of our outstanding ordinary shares).

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

Period	High	Low

2007 June	8.61	7.8
2007 May	11.65	8.72
2007 April	11.03	10.46
2007 March	12.35	10.46
2007 February	14.53	10.42
2007 January	11.93	10.34
2006 Fourth Quarter	19.30	5.20
2006 Third Quarter	7.97	6.06
2006 Second Quarter	7.36	6.37
2006 First Quarter	8.33	6.74
2005 Fourth Quarter	10.79	6.84
2005 Third Quarter	14.00	5.90
2005 Second Quarter	16.00	10.00
2005 First Quarter	21.00	12.00

2006	19.30	5.20
2005	21.00	5.90
2004	58.00	9.00
2003	34.00	6.00
2002	235.00	8.00

        In December 19, 2006, we commenced listing our ordinary shares on the TASE in Israel under the symbol “PNTR” The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

Period	High	Low

2007 June	35	33
2007 May	46	36
2007 April	45	42
2007 March	51	44
2007 February	58	45
2007 January	51	43
2006 December	58	46

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the Nasdaq Capital Market under the symbol “PNTR”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

POINTER TELOCATION LIMITED By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

July 31, 2007.

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