Form 20-F
period 2007-12-31
Pointer Telocation Ltd
filed 2008-04-08
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

14 Hamelacha Street,
Rosh Haayin 48091, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 3.00 nominal value per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, NIS 3.00 nominal value per share 4,612,875

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

Yes ☐ No ☒

Introduction

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that Pointer Telocation Limited (“we” or the “Company” or “Pointer”) will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3–Risk Factors.”

On August 10, 2005 a 100 to 1 reverse stock split of our ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of our ordinary shares with par value NIS 0.03 were converted into one ordinary share NIS 3.00. All share numbers in this annual report reflect this reverse split.

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6

A. SELECTED FINANCIAL DATA	6

B. CAPITALIZATION AND INDEBTEDNESS	6

C. REASONS FOR THE OFFER AND USE OF PROCEEDS	6

D. RISK FACTORS	6

ITEM 4. INFORMATION ON THE COMPANY	16

A. HISTORY AND DEVELOPMENT OF THE COMPANY	16

B. BUSINESS OVERVIEW	20

C. ORGANIZATIONAL STRUCTURE	28

D. PROPERTY, PLANTS AND EQUIPMENT	29

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30

A. OPERATING RESULTS	30

B. LIQUIDITY AND CAPITAL RESOURCES	42

C. RESEARCH AND DEVELOPMENT	44

D. TREND INFORMATION	45

E. OFF BALANCE SHEET ARRANGEMENTS	47

F. CONTRACTUAL OBLIGATIONS	47

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48

A. DIRECTORS AND SENIOR MANAGEMENT	48

B. COMPENSATION	50

C. BOARD PRACTICES	50

D. EMPLOYEES	53

E. SHARE OWNERSHIP	54

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55

A. MAJOR SHAREHOLDERS	55

B. RELATED PARTY TRANSACTIONS	56

C. INTERESTS OF EXPERTS AND COUNSEL	57

ITEM 8. FINANCIAL INFORMATION	57

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	57

B. SIGNIFICANT CHANGES	57

ITEM 9. THE OFFER AND LISTING	58

A. OFFER AND LISTING DETAILS	58

B. PLAN OF DISTRIBUTION	59

C. MARKETS	59

D. SELLING SHAREHOLDERS	59

E. DILUTION	59

F. EXPENSES OF THE ISSUE	59

ITEM 10. ADDITIONAL INFORMATION	59

A. SHARE CAPITAL	59

B. MEMORANDUM AND ARTICLES OF ASSOCIATION	59

C. MATERIAL CONTRACTS	64

D. EXCHANGE CONTROLS	65

E. TAXATION AND GOVERNMENT PROGRAMS	65

F. DIVIDENDS AND PAYING AGENTS	71

G. STATEMENT BY EXPERTS	71

H. DOCUMENTS ON DISPLAY	71

I. SUBSIDIARY INFORMATION	72

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	72

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

PART II	74

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	74

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS	74

ITEM 15. CONTROLS AND PROCEDURES	74

ITEM 16. [RESERVED]	75

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	75

ITEM 16B. CODE OF ETHICS	75

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	75

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	76

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	76

PART III	76

ITEM 17. FINANCIAL STATEMENTS	76

ITEM 18. FINANCIAL STATEMENTS	76

ITEM 19. EXHIBITS	76

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data is incorporated by reference to Item 5 of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – Financial Statements and are incorporated by reference, and the other financial information appearing in Item 5 of this annual report.

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

        We have a history of net losses.

        With the exception of the years 2006 and 2003, we have incurred a net loss in each year of our existence, including in 2007. Our net profits in 2006 were $1.2 million and were principally from continuing operations of $0.3 million and other income of $1.3 million off-set by impairment of long lived assets of $0.4 million. Our net profits in 2003 of $5.3 million resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations and were offset by a $3.3 million loss from continuing operations. Prior to 2004, our majority owned subsidiary, Shagrir Systems Ltd. (formerly Shagrir Motor Vehicle Systems Ltd.), or Shagrir, had never recorded net profits but has recorded shareholders’ equity surplus for the first time in 2006. Although Shagrir is currently profitable we may continue to sustain net losses for the foreseeable future, for several reasons, including resulting from increases in working capital deficiency (see Item 5–Liquidity and Capital Resources) and costs associated with other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses and services, both in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

        The majority of our business operations are based in Israel.

        Due to our purchase of Shagrir in 2004, the acquisition of the business activities of Shagrir Towing Services acquired by Shagrir in February 2005 and the acquisition of the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd., or Cellocator, a private Israeli company, in 2007, the majority of our operations are located in Israel. The Shagrir and Cellocator businesses account for the majority of our revenues. Consequently, certain events in Israel which may or may not be directly connected with our business may have a disproportionate effect on our operations. As related to Shagrir for instance, major public transportation projects, changes in vehicle related taxes, a proposed increase in the imputed value of vehicles provided as a part of employee compensation and other macroeconomic changes in Israel may reduce the number of vehicle owners. Although to date we have not seen a drop in private vehicle users as a result of such factors, current projects including high-speed rail systems could lead to such a drop in the future, thereby reducing the volume of our operations in Israel. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide. As related to our stolen vehicle retrieval services business, activity in such business depends on Israeli insurance companies mandating subscription to a service such as ours. If insurers will not require such subscription, customers might elect not to purchase yearly subscriptions.

        Additionally, a sustained downturn in the Israeli economy could have a significant impact on our business.

        The manufacture of products in our technology and products division, including our Cellocator products, is highly complex, and an interruption or delay by our supplier or a failure to deliver by our subcontractors or vendors could adversely affect our business, financial condition or results of operations.

        The products in our technology and products division, including our Cellocator products, that we market, distribute and sell are either manufactured at our own manufacturing facilities in Israel or, in certain cases, through supply agreements with third party subcontractors. Many of our products are the result of complex manufacturing processes, and are sometimes dependent on raw materials with a limited source of supply. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. In addition, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products. As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

        Our future operations depend on our ability to obtain additional financing.

        We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $41 million from investors, and in February 2005 our subsidiary Shagrir received approximately $44 million in loans and convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. In June 2004, as part of the purchase of all of the securities of Shagrir not already held by our Company at such time, we issued further shares and warrants to purchase our shares (for further information regarding agreements relating to the acquisition of the road-side assistance and towing services of Shagrir Towing Services, see Item 4 – Recent Developments and Item 10 – Material Contracts). We have registered for resale securities issued and issuable in connection with these transactions (for further information regarding the private placement transactions see Item 10 – Material Contracts). In May 2007 our registration statement on Form F-3 was declared effective, pursuant to an investment with a group of U.S. institutional investors consummated in April 2007, covering 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). As a result of the registration statements that we currently have outstanding and are currently filing, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. In September 2007 we received $7 million credit facility from Bank HaPoalim, B.M. to finance part of Cellocator acquisition. In addition, in January 2008 we received credit facilities from Israel Discount Bank in favor of working capital. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

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

        Both, our subsidiary Shagrir and the company have significant loans which we are required to repay in accordance with strict schedules that we may not be able to meet or that limit our operating and financial flexibility.

        In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received an approximately $23 million credit facility from Bank Hapoalim B. M., an approximately $9 million loan from Shagrir Towing Services and approximately $11.5 million loan from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., of which approximately $23 million as of March 31, 2008 remained payable. Nevertheless, Shagrir still has substantial outstanding loans and, despite the fact that we are cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should a lender refuse to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations.

        The acquisition of the business of Cellocator required financing amounts in excess of what we had in cash reserves on September 18, 2007 (the date of acquisition). For this requirement we received a credit facility of $7 million from Bank Hapoalim. In addition, according to the acquisition agreement with the sellers of Cellocator, an additional amount of approximately $0.9 million is outstanding, due to balance settlement ensuing from the asset calculations. This amount has been calculated and agreed upon during March 2008. As part of Cellocator consideration we issued a convertible debenture to the seller in the amount of $1.9 million which the seller elected in January 2008 not to convert to shares. The debenture is due and payable in September 2010. While Pointer is expected to be cash-positive, should we fail to repay the credit facilities and loans in accordance with the repayment schedule pertaining to the lender or if the lender refuses to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor. Non repayment of any of the above mentioned credit facility or loans may have a material adverse affect on our financial condition.

        These credit facilities and loans further contain a number of restrictive covenants that limit our operating and financial flexibility. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition and results of operations.

        For further information on these loans, see Item 4 – Recent Developments, Item 5 – Liquidity and Capital Resources and Item 10 – Material Contracts.

        We may not be able to successfully compete in the extremely competitive markets for our products and services.

        We face intense competition in the markets in which we operate.

        In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran Location & Control Ltd. is our main direct competitor in the stolen vehicle retrieval services market in Israel and Argentina. LoJack – Car Security S.A. and LoJack de Mexico, S. de RL de CV are our main competitors in Argentina and Mexico, respectively.

        In Europe, Latin America and Asia we sell mostly GPS/GPRS based vehicle devices and Radio Frequency based vehicle devices. In the GPS/GPRS field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. These devices are offered to operators of Fleet Management and Stolen Vehicle Recovery services and competition is on different aspects such as price, performance parameters, etc.

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

        Should any of our competitors successfully provide a broader range of products, with competitive pricing, our business results could be materially adversely affected.

        Many of our competitors have substantially greater capital resources and significant research and development staffs, facilities, marketing and distribution networks, name recognition and extensive customer bases. While we plan to continue to improve our technology, products, services and maintain our marketing efforts, we cannot guarantee that we will grow or even maintain our customer base or we may need to invest more in our efforts to do so.

        The business of our technology and products division, including our Cellocator business, depends on limited sources for components, and if we are unable to obtain these components when needed, we will experience delays in manufacturing our products and our financial results may be adversely affected.

        We acquire most of the components utilized in the products in our technology and products division, including Cellocator, and certain services from a limited number of suppliers and subcontractors. We may not be able to obtain such items from these suppliers and subcontractors on satisfactory terms in the future. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

        Undetected defects in our products may increase our costs and impair the market acceptance of our products.

        The development, enhancement and implementation of our complex fleet management and command and control systems, and the products in our technology and products division, entail substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in existing or new products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance, or otherwise adversely affecting our business, financial condition and results of operations. Moreover, the complexities involved in implementing our systems entail additional risks of performance failures. We may encounter substantial delays or other difficulties due to such complexities. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations. In addition, the potential harm to our reputation that may result from product defects or implementation errors could be damaging to us.

        We depend on a small number of customers.

        We depend on a small number of customers located mainly in Israel, Latin America and Europe for a significant part of our revenues, and our future depends on our ability to maintain our existing customers and attract new customers. As a result of our acquisition of the activities of Shagrir Towing Services, the customers which account for a major part of our revenues in future years are Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. Since our business model relies on a relatively low number of customers and in 2007 one customer comprised over 10% of our revenues, the loss of even a small number of customers could materially affect our financial condition.

        If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

        In cases where our customer is the operator or distributor (not owned by us), we use several methods in order to assure collectibility. In cases, we demand financial guarantees such as a Letter of Credit or payments before delivery. To a lesser extent we assess collectibility by assessing the credit history for each customer on a case-by-case basis. However, we cannot be certain that our estimations will prove correct as to any one of our customers.

        We rely on operators to provide services for our location based solution systems and to market and deliver our Cellocator and other products.

        In certain countries where our subsidiaries conduct activities, we rely on subcontractors and police forces to provide our stolen vehicle retrieval services. This requires us to maintain good relationships with these third party operators and governmental entities to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these subcontractors, we have little or no control over their effectiveness or methods of operation.

        In countries where third party operators conduct stolen vehicle recovery and fleet management services, the implementation of the operators’ business plans depends mainly on factors unrelated to our interests such as their marketing strategies, their financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from other sources, where applicable, from such territories is dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

        We use fixed price contracts with our customers.

        Our road-side services in Israel and most of our stolen vehicle retrival services, or SVR services, in Argentina are sold through annual fixed price contracts, according to which we are paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials or labor costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which vehicle users may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or increased theft ratio may increase customer usage of our services in any given year, thus reducing profit margins.

        Part of our SVR services in Israel are linked to the US Dollar while operational expenses, like salary, are linked to NIS. Our profit margins could suffer as a result of revaluation of the NIS against the US Dollar. Since it is often difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins

        Most of our products’ prices are linked to the US Dollar while operational expenses such as labor costs linked indirectly to the NIS account for an important portion of technology costs (both devices and software). Our profit margins could suffer as a result of inflation, where labor costs and other will rise without compensation, where foreign currency payments by customers will not offset the increase. Since it is often difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins (for further information on exchange rate risk see Item 5 – Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets).

        We rely on limited suppliers to manufacture end units for our Locations Based Solution systems.

        While we have commenced diversifying our product base, offering some customers radio frequency devices and others cellular units together with GPS devices, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our raw material components for our Location Based Solution end unit devices are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is done by 2 sub-contractors. Assembly is done by us and by subcontractor located in Israel. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

—	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;

—	reduced manufacturing flexibility due to last moment quantity changes;

—	transportation delays;

—	political and economic disruptions;

—	the imposition of tariffs and export controls on such products;

—	work stoppages;

—	changes in government policies;

—	the loss of molds and tooling in the event of a dispute with a manufacturer; and

—	thus loss of time, when attempting to switch from one assembly-manufacturer to another, thereby disrupting deliveries to customers.

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

        Systems based on our products and systems are currently installed in Israel, Latin America, Europe and Asia. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—	A severe and rapid currency devaluation in Argentina adversely affected the U.S. dollar results during 2002 of our subsidiary, Pointer Localizacion Y Asistencia S.A., or PLA. This was mainly due to PLA’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.

—	Venezuela has in recent years imposed foreign exchange controls, for example in 2003, Venezuela’s foreign exchange controls effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela. Additionally there is currently discussion by the Venezuelan government regarding the institution of a nationalization program, which could further adversely affect our operations there.

        The technology and standards in the stolen vehicle retrieval and the location based services industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

        The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, WiMax, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

        We cannot give any assurance that we will timely or successfully introduce or develop new or enhanced products, which will effectively compete with new products. Our business will be negatively impacted if we do not introduce or develop technologically competitive products that respond to customer needs and are priced competitively.

        We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

        Our success and our ability to compete, particularly in software licensing and sales of Cellocator products depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere with respect to our RF (radio frequency) technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

—	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;

—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management's attention and our resources;

—	measures like entering into non-disclosure agreements afford only limited protection; and

—	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

        In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

        The use of our proprietary Location Based Solution systems is subject to international regulations.

        While the use of our Cellular Monitoring Units and services does not require regulatory approvals, the use of our traditional Location Based Services systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station, to the extent required for sale in the U.S. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

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

        Our major shareholder has a controlling stake in our company and affiliated with three members of our board of directors.

        Pursuant to a series of investments in our company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 24% of our issued and outstanding shares, or 20% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

        Our board of directors currently consists of 6 members, of which three are affiliated with DBSI. As a result, DBSI has the ability to affect the decisions made by our full board of directors.

Risk Factors Relating to our Ordinary Shares

        We do not expect to distribute cash dividends.

        We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

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

        Our ordinary shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2008 to March 31, 2008, on the NASDAQ Capital Market was 20,960 shares and on the TASE was 9,399 shares. The high and low bid price of our ordinary shares for since January 1, 2008 to March 31, 2008, has been $6.95 and $4.23, respectively on the NASDAQ Capital Market and between NIS 27 (approximately $7.7) and NIS 15 (approximately $3.8) during the same period on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

        Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the NASDAQ Capital Market, and since December 19, 2006, on the TASE. Trading in our ordinary shares are traded on these markets in different currencies (U.S. dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is expected to be lower compared to the trading volume on the NASDAQ Capital Market, and as such, could be subject to higher volatility. The trading prices of our ordinary shares on these two markets are expected to often differ, resulting from as a result of the factors described above, as well as in this paragraph, and because of differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

        Corporate governance scandals and new legislation in the United States could increase the cost of our operations.

        As a result of recent corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the costs of compliance with this legislation and our insurance premiums.

Risk Factors Relating to Our Operations in Israel

        Political and Military Conditions in Israel affect our operations.

        We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the products manufacturing and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, recently there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008.

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

        Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. dollar.

        Because exchange rates between the New Israeli Shekel, or NIS, and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. In 2002 and 2005 the rate of devaluation of the NIS against the dollar was 7.3% and 6.8% respectively, while in 2003, 2004 and 2006 the NIS appreciated in value in relation to the dollar by 7.6% 1.6% and 8.2%, respectively. In 2007 the rate of the revaluation of the NIS against the dollar was 9%.

        A majority of our revenues are denominated in NIS because our Shagrir subsidiary whose revenues are mainly in NIS, account for approximately 83% of our revenues in 2007. A portion of our loans and credit facilities, the amount of approximately $28.5 million, approximately 82% out of our total loans and credit facilities, loaned to our subsidiary Shagrir is also denominated in NIS. A portion of our expenses, primarily labor expenses in Israel, is incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, our exports, including our sales of Cellocator products, are denominated mainly in U.S. dollars and a significantly lesser portion in Euro. A portion of our loans, consisting of approximately $5.5 million as of December 31, 2007, are denominated in U.S. dollars.

        Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS.

        For further discussion of such fluctuation of the $ to the NIS , see Item 5 – Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, and Item 11 – Quantitative and Qualitative Disclosures About Market Risk. There can be no assurance that we will not incur losses from such fluctuations in the future.

        We may be adversely affected by a change of the Israeli Consumer Price Index.

        Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2007, we had total loans borrowed linked to Israeli CPI of approximately $18 million. We generally do not utilize hedging to manage currency risk and, therefore, are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our borrowings.

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

        Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        The legal and commercial name of our company is Pointer Telocation Ltd. We were incorporated under the laws of the State of Israel in July 17, 1991 under the name Nexus Telecommunications Systems Ltd. We changed our name to Nexus Telocation Systems Ltd. in December 1997 and to Pointer Telocation Ltd. in January 2006. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended.

        Our principal place of business is located at 14 Hamelacha Street Afek Industrial Park, Rosh Haayin, Israel, and our telephone number is 972-3-572-3111.

        We are a leading provider of services to the automotive industry, insurance companies and vehicle fleets, including road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. We provide services, for the most part, in Israel, through our subsidiary Shagrir Systems Ltd., or Shagrir, and in Argentina and Mexico through our local subsidiaries. We also develop, manufacture, market and sell products relating to these types of services to independent operators in 25 countries, including cellular monitoring units, fleet management software and mobile resource management software used for fleet command and control centers.

        For a description of our products and services, see Item 4.B – Business Overview.

        Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of additional services to automobile owners and insurance companies.

        Our strategy was implemented through several acquisitions in Israel, Argentina and the establishment of a subsidiary in Mexico.

        In June 2004 we purchased all of the outstanding and issued share capital of Shagrir not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

        In June 2004, we also incorporated a Mexican company, Pointer Recuperacion de Mexico, SA de CV, or PRM, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and road-side assistance services for vehicle owners using a communication network based on our technology.

        In February 2005, our subsidiary, Shagrir, purchased the assets and activities of Shagrir Towing Services, an Israeli company which provided road-side assistance and towing services, in Israel.

        In August 2005, we effected a 100 to 1 reverse stock split of our ordinary shares. As a result of the reverse stock split, each one hundred shares of the Company’s ordinary shares with par value of NIS 0.03 each were converted into one ordinary share of NIS 3.00 par value.

        On November 16, 2005, our ordinary shares resumed trading on the NASDAQ Capital Market under the symbol NXUS, from where they had been trading on OTC Bulletin Board. Please see Item 9 – The Offer and Listing for further information about the trading of our ordinary shares. On February 21, 2006 our shares began trading under a new symbol, PNTR.

        On December 19, 2006 our ordinary shares began trading on the Tel Aviv Stock Exchange in Israel, or TASE, also under the symbol PNTR, and we became a dual listed company.

        In March 2007, our Argentinean subsidiary, Pointer Localisation y Assitencia S.A, which we refer to as PLA, purchased the portfolio of customers of 2 Argentinean companies which were in the field of stolen vehicle recovery. See –Recent Developments below for further information regarding this acquisition.

        In September 2007, we purchased the assets and activities of Cellocator, a developer and manufacturer of GPS/GPRS based vehicle devices. See –Recent Developments below for further information regarding the Cellocator acquisition.

        As a result of the implementation of our strategy, we currently provide technology (devices and command & control software) to independent operators of mobile resource management solutions as well as our existing range of services to automobile owners and insurance companies.

        As a result of the acquisitions we made in Israel, the Shagrir operations and technology manufacturing of Cellocator are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide the full range of our services.

        In addition to our company’s principal place of business described above, the headquarters of our subsidiary, Shagrir, are located in Holon, Israel. The headquarters of our subsidiary, PLA, are located in Buenos Aires, Argentina. The headquarters of our subsidiary, PRM, are located in Mexico City, Mexico. In January 2005, our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Motor Vehicle Systems Ltd. and in March 2007 was renamed Shagrir Systems Ltd. Our Web site is www.pointer.com. Information on our web site is not incorporated by reference in this annual report.

        For as discussion of our capital expenditures and divestitures, see Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources.

Recent Developments

        Since January 1, 2007, the following important events have occurred to us:

Private Placements with U.S. Institutional Investors

        On April 2, 2007, we entered into and consummated a share purchase agreement with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5 million. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years. Following the transaction two of the investors, individually, beneficially hold more than 5% of our share capital.

Acquisition of Cellocator

        In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology, in exchange for approximately US$18.5 million, consisting of (i) approximately US$15 million in cash; (ii) the issuance of 160,000 of our ordinary shares and (iii) a non-tradable debenture with a face value of $1,921 convertible into 160,000 of our ordinary shares (with fair value of $ 1,951 as of December 31, 2007). In addition, we paid Cellocator approximately $1.6 million in connection with the post closing working capital adjustment as part of the acquisition. In January 2008 the seller of Cellocator decided not to convert the debenture, thus Cellocator and/or its shareholders hold approximately 3.5% of our issued and outstanding share capital (on a fully diluted basis). As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law. Cellocator’s operations are included in our technology and products division.

MOU with a leading provider of Road Side Assistance in Argentina

        In March 2007, we executed a Memorandum of Understanding, or MOU, with a leading provider of road side assistance in Argentina, or the Argentinean Provider, to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinean Provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinean Provider shall transfer to PLA all of its location based services and SVR business in consideration for 11% of the outstanding share capital of PLA. Thereafter, contingent upon the success of the project during the two years following the closing, the Argentinean Provider will increase its holdings in PLA, and we will provide PLA with certain of our products, free of charge, during these two years. During March 2007 most of the stolen vehicle retrieval activities of the Argentinean Provider have been transferred and the balance was transferred in February 2008.

Potential acquisition of the Argentinean Provider

        In March 2007, we executed a non-binding Letter of Intent to acquire controlling ownership of the Argentinean Provider discussed above, in consideration for $9 million. A due diligence process will commence once the Argentinean Provider has undergone certain restructuring and a number of required steps in this process remain pending.

Other Acquisitions in Argentina

        In March 2007, our Argentinean subsidiary, PLA, purchased the portfolio of customers of 2 Argentinean companies who were in the field of stolen vehicle recovery for an amount of approximately $300,000.

Loan to Hungarian automotive service provider

        On January 8, 2008, we entered into a loan agreement with a Hungarian automotive service provider, pursuant to which we will loan them up to 290,000 Euros ($450,000), but not less than 240,000 Euros, over a period of twelve months.

Appointment of Chief Financial Officer

        In January 2007, we announced the appointment of Mr. Zvi Fried, as our Chief Financial Officer effective February 1, 2007.

Appointment of CTO and General Manager of Technology & Products

        Following the acquisition of Cellocator’s business, in September 2007 we appointed Cellocator’s founder, Mr. Amnon Duchovne-Nave, as our Chief Technology Officer and an observer on our board of directors, and in November 2007 we appointed Mr. Israel Ronn as our General Manager of Technology & Products division, created from the merger of Cellocator and Pointer’s technology and manufacturing activities.

Private Placements with Israeli Institutional Investors

        On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7 million, out of which, an amount of $2,586,000 was received as of December 31, 2006. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13 and will be exercisable for a period of four years. None of the investors were, or following the transaction have since become, our affiliates.

Name Change

        On March 2007 our subsidiary Shagrir changed its name from Shagrir Motor Vehicle Systems Ltd. to Shagrir Systems Ltd.

The conversion of a loan by a group of investors led by Gandyr Investments Ltd.

        Shagrir funded the Shagrir Towing Services acquisition through a credit line of approximately $23 million, made available by Bank Hapoalim B.M., a loan of approximately $9 million provided by Shagrir Towing Services, a loan of approximately $11.5 million provided by a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., or Egged, and a loan of approximately $2 million provided by the Company and the investors.

        On May 1, 2006, Shagrir repaid a $2 million convertible loan to Egged, and in October 2006, it repaid Egged an additional approximately $0.6 million. In 2007 Shagrir repaid approximately $0.9 million. As of March 31, 2008 approximately $0.5 million of the sums loaned by Egged are to be repaid by April and July 2008.

Settlement of Legal Claim

        In February 2008 we finalized the settlement of outstanding litigation with China National Electronics Import & Export Beijing Co., or CEIEC, regarding the alleged breach of agreements regarding CEIEC’s customer Sino Telocation Ltd.’s purchase of a car localization system. Pursuant to the settlement both parties withdrew the claims against each other and against the bank, Bank Hapoalim B.M., used in connection with the agreement.

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

        On December 28, 2007 our board of directors resolved to issue to our employees options to purchase 92,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $7.01 per share.

B.	BUSINESS OVERVIEW

A. General

        We are a leading provider of services to the automotive industry, insurance companies and vehicle fleets, including road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. We also develop, manufacture, market and sell products relating to these types of services (other than road side assistance) to independent operators in 25 countries, including cellular monitoring units, fleet management software and mobile resource management software used for fleet command and control centers.

        We provide our services, for the most part, in Israel, through our subsidiary Shagrir and in Argentina and Mexico through our subsidiaries Pointer Localisation y Assitencia S.A, which we refer to as PLA, and Pointer Recuperacion Mexico SA, which we refer to as PRM, respectively. We market our products, systems and technical support to third party local operators in Europe, Latin America, Asia and Israel who use our products and / or software and through which they provide location based and security services.

        As a result of our two acquisitions in Israel during 2004 and 2005, our subsidiary Shagrir is currently the most significant service operator we have and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide all the range of our services, including road-side assistance and towing, stolen vehicle retrieval, fleet management and other value added services.

        As a result of the Cellocator acquisition in 2007 increasing the size of our technology and products division, our technology and products division is expected to be a significant contributor to our revenues with significant revenues derived from exports to Latin America, Europe and Asia. See Item 5 – Operating and Financial Review and Prospects for a discussion of these acquisitions.

        As a result of the implementation of our strategy, we currently provide the following range of services to insurance companies and, to a lesser extent, other corporate and individual customers:

(i)	Road-side assistance and towing – our road-side assistance services include towing services, mobile automobile repair services, vehicle replacement services, sales of spare-parts and services connecting the driver to other service providers. We provide our road-side assistance service through our Shagrir subsidiary, which currently operates in Israel. In order to provide such services, we use our own fleet and employees as well as sub-contractors.

(ii)	Stolen vehicle retrieval services – we are operators and providers of services directly targeted to stolen and missing vehicle retrieval, which we refer to as our SVR services. SVR services includes in some cases both preventing vehicles from being stolen as well as retrieving them in co-operation with law enforcement and private security agencies. The services incorporate both a spread spectrum technology (SPSP) in the ISM frequency band, intended for self-deployed wide area networks (WAN) and Cellular / GPS technology communication system in order to offer a total remote vehicle monitoring and retrieval solution.

(iii)	Fleet management services – we provide an array of services to enhance our customers’ fleet management capabilities in order to ensure better utilization of vehicles and other mobile resources. We provide end units for original equipment manufacturers as well as after market in-vehicle installations, to monitor online the operating parameters of a vehicle fleet and to report the results to the fleet owners and managers, through web-based or OS-based monitoring and management location applications. Our end-unit products can retrieve data from various sensors utilizing RS-422, RS-232, CANbus and Dallas serial communication standards, or by analog and discrete (on or off) ports.

In respect of both SVR and fleet management services, we are operators of these services in Israel, Argentina and Mexico and we provide technology for stolen vehicle recovery and fleet management to third party operators and distributors in 25 countries in Europe, Latin America and Asia.

(iv)	Other services – In 2007 our Shagrir subsidiary began providing services to insurance companies relating to their household insurance coverage.

In connection with these services, our technology and products division provides the following products:

š	Stolen Vehicles Recovery (SVR) – Both SPSP and Cellular / GPS communication systems enable unique features for SVR solutions, including (i) communication & location facilities (ii) concealed terminal (iii) alarm system adaptability (iv) remote command (v) accuracy (vi) back-up power supply, and (vii) 24x7 redundant command and control center (CCC). The radio frequency monitoring devices use our proprietary Pointerware technology SPSP (spread spectrum technology) used for wide area networks. We still rely on third party suppliers to manufacture our Location Based Services systems which primarily consist of radio frequency devices.

As a result, in connection with our SVR services business, we have used both cellular and radio frequency (Location Based Services) monitoring devices.

š	Cellular Monitoring Units; Location Based Services systems – Prior to 2007 we subcontracted with third parties for the provision of cellular monitoring units which utilize advanced cellular modems with GPS. Following our acquisition of Cellocator in 2007, we are currently manufacturing our own cellular units and are no longer reliant on third party suppliers. The Cellocator units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory. These units are specially designed to operate in harsh conditions inside the vehicle; the design takes into consideration the metallic envelope that surrounds the unit, the temperature and vibration stress that are imposed on it, the limited and unstable power supply that characterizes the car power supplies generally, and specific installation requirements of the variety of cars available in the market. The design is intended to provide a high degree of reliability and flexibility.

š	Fleet Management Application Products – In connection with our fleet management services business, we provide Cellular / GPS units & web-based application to enhance many fleet management capabilities, ensuring better utilization of vehicles and other mobile resources. The end-unit can connect to various sensors by RS-422 or RS-232 or CANbus standards, by analog or by discrete (on or off) wirelines. The sensors monitor various vehicle operating parameters, and the end unit will report the results to the fleet owners and managers.

Mobile Resource Management/Command and Control Software – We provide SW and web access to other software modules required for the execution of vehicular and fleet management operations. The product also includes monitors on which location and other data collected from the end units is displayed, tracked, analyzed and reported, in order to determine location and certain functionalities (e.g. input from sensors).

Products and Services Description

A. Road-side Assistance Services

        We provide our road-side assistance services mainly in Israel through our subsidiary Shagrir. We believe Shagrir is a leader in Israel in providing road-side assistance and towing services. Shagrir provides services to its subscribers throughout Israel and its fleet of vehicles includes approximately 100 service cars, mobile garages and towing vehicles, which are dispatched by the control center to the vehicle requiring assistance, through a sophisticated management and monitoring software application, connected via remote terminals used in the service cars, mobile garages and towing vehicles.

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

Road-side Assistance – Equipment, Subcontractors and Supplies

        As of January 2008, Shagrir owned approximately 100 service cars, mobile garages and towing vehicles and owned approximately 100 replacement vehicles.

        The general policy of Shagrir is to replace its towing vehicles, towing equipment and mobile garages approximately every five years, all depending on prevailing economic conditions.

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

B. Stolen Vehicle Retrieval (SVR) Services

        We operate our SVR services in Israel through our Shagrir subsidiary and in Argentina and Mexico through our subsidiaries, PLA and PRM, respectively. Our services are provided based on spread spectrum technology (SPSP) intended for wide area networks (WAN) or Cellular / GPS technology. In Israel, Argentina and Mexico we provide location based services for vehicles using our command and control centre, radio frequency products and infrastructure, cellular network and other sophisticated systems for the protection and location of vehicles.

        If a vehicle is stolen, our system may be alerted by sensors located in the vehicle as well as by the vehicle owner. The sensors maintain alert as to the progress of a theft by the transmission of information to our twenty-four hour manned command and control center. Once received by the center, the necessary steps to recover the vehicle are taken. In addition, our value added location based services include the provision of a distress button, using which a person can alert our command and control center, which locates the vehicle and immediately sends the required service as well as the location of vehicles through the Internet, by inserting a personal code, at any given time.

Remote Monitoring & Control Security

        Our SVR services (and our larger fleet management package of services) offer a remote monitoring and control solution. Our system is comprised of three major parts:

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
Each unit consists of a transceiver (radio frequency or cellular modem communication) with inputs and outputs capability, which is installed in a vehicle or any remote object to be monitored. The end-unit’s inputs are connected to sensors in the vehicle or object or to the vehicle computer (mostly called CAN Bus), while the outputs send commands (which they receive from the CCC) to the object. Location of the vehicle is achieved either by triangulation measurements from several base stations installed by the operator or by means of GPS device in the vehicle unit.

—	Communication Infrastructure
Communication is accomplished by either the cellular network in each territory of operations or radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and connected to an existing communications infrastructure. Each base station is equipped with antennae which receive the end-unit’s signal and measure the angle from which the signal arrived for the purpose of locating the vehicle. These measurements, together with additional data received from the end-units, are then converted into digital data and sent to the Command & Control Center.

        The design of our system allows for seamless integration with existing infrastructures, low-cost expansion, development of multiple applications, and access to the internet and public switched telephone network gateways.

        Our command and control monitoring center connects to the end-units via radio frequency or cellular communications. For SVR and location based services in Israel, our subsidiary Shagrir mainly uses our proprietary Pointerware SPSP (speed spectrum technology) system and products, and to a lesser but growing extent end units based on Cellular/GPS technology, mainly for fleet management applications. In order to retrieve the stolen cars Shagrir uses its own personnel as well as law enforcement and various subcontractors.

        In Israel, Argentina and Mexico, we also operate the command and control center from which we dispatch external security personnel subcontracted by us to retrieve the stolen vehicles or provide assistance as required by the driver. Installations and de-installations of end units in the vehicles are performed either by our in-house employees, or by subcontractors mainly in designated installation centers. Fleet Management services are provided to customers as web-based applications.

        Our Argentinean subsidiary PLA provides mainly stolen vehicle retrieval services based on our proprietary Pointerware system and we have recently introduced fleet management and stolen vehicle retrieval services based on Cellular / GPS technology. This technology enables us to extend services outside Buenos Aires.

        Our Mexican subsidiary, PRM, provides SVR and fleet management services based on Cellular / GPS technology.

C. Fleet Management Services (and other Monitoring Systems) and Value Added Location Based Services

        Our subsidiary Shagrir is also a leading provider of fleet management services in Israel. The communication method for this service is predominantly cellular with location via GPS and connectivity to the vehicle either by CAN Bus or to sensors via inputs and outputs. Operators monitor vehicles using a web-based application with capabilities for monitoring the vehicle’s location, speed and various inputs (if connected). Reports to operator’s employees are provided automatically or upon request, via internet, GPRS or SMS. These reports may include parameters that enable monitoring performance

        In our fleet management services, Cellular / GPS Units & Web-based application enable many fleet management capabilities, ensuring better utilization of vehicles and other mobile resources. The end-unit can connect to various sensors by RS-422 or RS-232 or CANbus standards, by analog or by discrete (on or off) wirelines. The sensors monitor various vehicle operating parameters, and the end unit will report the results to the fleet owners and managers.

        In Argentina, we have recently introduced fleet management and stolen vehicle retrieval services based on Cellular / GPS technology, and in Mexico our subsidiary, PRM, already provides fleet management services, based on Cellular / GPS technology.

D. Other Services Household Insurance Services

        In 2007, Shagrir commenced providing certain services to insurance companies which provide household insurance coverage. Shagrir provides households with water-pipe repair services to those households which have subscribed to these services.

E. Our Technology and Products Division

        We operate our services in Israel, Argentina and Mexico as described above. We also sell our systems and / or products to third party local operators (directly or through distributors) in Latin America, Europe, Asia and Israel, who, like our subsidiaries, Shagrir, PLA and PRM, provide fleet management and / or stolen vehicle retrieval or other services using our technology. Operators purchase either Cellular Monitoring Units; Location Based Services systems, including our Cellocator products, or Command & Control software or our fleet management application products or a combination of them and are responsible for the commercialization of their services, which are based on our systems and products in their designated territories and in their licensed coverage area. They control the sales and marketing of the end user devices as well as services to their final customers according to their business focus and business plans. In order to provide these services, our domestic operators purchase from us, and deploy, the Command and Control software and fleet management application products and, if they provide SVR services via our radio frequency solution, sufficient base stations to cover their respective territories.

B. Sales and Marketing

Israel

        For the provision of its road-side assistance and towing services, Shagrir sales and marketing team directs its sales and marketing efforts to promoting its subscriptions mainly to Israeli insurance companies, and to lesser extent fleet vehicle customers. Our SVR services are marketed primarily through vehicle importers and to a lesser extent to fleet vehicle operators, leasing companies and private individuals. Other value added location based services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. We employ an in house sales and marketing force and also direct the sale of our security products and car units for installation in the vehicles of private customers, business customers and vehicle fleets either directly or through our network of approximately 70 authorized installers across Israel.

        In addition, the Shagrir sales team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers which it then uses to formulate future sales and marketing strategies.

Argentina and Mexico

        In order to execute their sales and marketing initiatives, our Argentinean and Mexican subsidiaries, PLA and PRM, employ an in-house sales and marketing force and third party dealers whose efforts are focused on sales and marketing to insurance companies and vehicle agents, fleet operators directly, or indirectly through insurance agents, vehicle distributors and vehicle financing corporations in their respective designated territories.

Other Countries

        Our sales and marketing efforts to operators in other countries, mainly in respect of our products, are executed by our internal marketing, sale force and customer support employees, focusing on sales of our technology and being attentive to needs of these customers, in order to provide them with the solutions they require.

C. Patent and Licenses; Government Regulation

        In Israel, we are not dependent on any patent or licenses, which are material, to our business or profitability, with the exception of the following licenses:

—	a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2008;

—	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2008; and

—	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2008.

        The use of products incorporating our Pointerware technology in the State of Israel requires a license from the Israel Ministry of Communications. In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

        Our Argentinean subsidiary, PLA, is not dependent on any patent or licenses which is material to its business or profitability.

        Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services, however, the local operator is required to obtain a specific license for its operations. PLA has been required to obtain domestic licenses for the deployment of our systems in Argentina.

        Regarding our Mexican subsidiary, PRM, since 2006 our services in Mexico through PRM are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses.

        While the use of our Cellular Monitoring Units and services does not require regulatory approvals, the use of our radio frequency (Location Based Systems) is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the Federal Communications Commission in the United States for our vehicular end-unit device (RMU) and for our SVR services receiving base station, to the extent required for sale in the U.S. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome. See Item 3 – Risk Factors.

D. Competition

        In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., all of which mainly compete with us in providing road-side assistance and towing services. In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. Ituran is our main direct competitor in the stolen vehicle retrieval and fleet management services market.

        Our primary competitors in the stolen vehicle retrieval services market in Argentina and Mexico are LoJack and Ituran. In Mexico our prime competitor is LoJack. Many additional competitors operate in both countries, however their positioning is not as strong as LoJack and Ituran. In fleet management services we have many competitors for the low-entry level services for monitoring vehicles. When management is required (analysis, reporting, diagnostics, driver-behavior patterns) fewer competitors operate in both countries however activities are intensive.

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

        Many companies manufacture vehicle devices based on GPS / Cellular technology. Our primary competitors in the vehicle devices (GPS/Cellular) product market in Argentina and Mexico include Skypatrol, Webtech, Trafficmaster, Octotelematics, Cobra, AirIQ and the modem manufacturer Enfora. Our competitors in Europe and Asia consist mainly of Enfora USA and European manufacturers such as Octotelematics, Trafficmaster, Falcom, and Cobra.

        Significant differences from one GPS / Cellular device to the other are mainly a result of proprietary firmware that enables applications (for monitoring, management and sensor-data inputs) and connectivity of products to their network, and only to a lesser extent by hardware and packaging.

E. Seasonality

        In Israel, the demand for road-side assistance, towing services and replacement vehicles is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days.

        Furthermore, the demand for replacement vehicle services is greatly impacted by the number of vehicles being stolen in Israel at a given time, with Shagrir receiving more calls for replacement vehicles where the number of vehicles being stolen in Israel is high.

        The location based services market is not seasonal in Israel.

        Our business provided in Argentina and Mexico and in other countries are not significantly seasonal.

Principal Markets:

        The following is a breakdown of our revenues by category of activity, including the percentage of our total consolidated sales for each period:

	2007		2006		2005
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Services:	35,806	69	32,211	77	28,108	76

Products:	15,821	31	9,701	23	8,856	24

Total:	51,627	100	41,912	100	36,964	100

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2007		2006		2005
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Israel	42,859	83	37,346	89.1	33,181	89.8

Latin America	4,647	9	3,424	8.2	2,852	7.7

Europe	3,836	7	1,077	2.6	906	2.5

Other	285	1	65	0.1	25	0

Total	51,627	100	41,912	100	36,964	100

C.	ORGANIZATIONAL STRUCTURE

        We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries, their countries of incorporation and our ownership interest in each of them:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Pointer Localisacion y Assistencia S.A (1)	Argentina
Shagrir System Ltd.(2)	Israel
Pointer Recuperacion Mexico SA (3)	Mexico

(1) We hold 93% of the issued and outstanding shares of PLA.

(2) We hold 56.56% of the issued and outstanding shares of Shagrir.

(3) We hold 74% of the issued and outstanding shares of PRM.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our executive offices, operational, research and development and laboratory facilities are located in Rosh Ha’ayin, Israel (a suburb of Tel Aviv) where we currently lease approximately 1,400 square meters with annual lease payments of approximately $240,000. Due to the Cellocator acquisition in 2007 we have recently consolidated our facilities of Pointer Telocation, included our headquarters, and Cellocator, to our current location in 14 Hamelacha Street, Rosh Haayin 48091, Israel, which is east of Tel Aviv. PLA’s offices and operations facility are located in Buenos Aires. PLA currently leases 2,173 square meters (including 1,433 square meters used by its installation centers) with an annual lease payment of $144,000. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,320 square meters in Holon with annual rental fees of approximately $210,000. In addition, Shagrir purchased from Shagrir (1985) its Haifa property (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 606 square meters) with annual rental fees of approximately $46,000. PRM’s offices and operations facility are located in Mexico City, Mexico. PRM currently leases 480 square meters with an annual lease payment of $79,000. For further information, see Note 11d of our consolidated financial statements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. – “Key Information–Risk Factors.”

Overview

        We are a leading provider of services to the automotive industry, insurance companies and vehicle fleets, including road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. We also develop, manufacture, market and sell products relating to these types of services, including cellular monitoring units, fleet management software and mobile resource management software used for fleet command and control centers. We operate our services principally in Israel, and to a lesser extent, in Argentina and Mexico. We sell our products to third party operators in 25 countries.

        Our revenues are principally derived from (i) provision of services, including our road-side assistance services, subscriber fees, SVR services and fleet management services; and to a lesser extent, by technical support services that we provide, and (ii) sales of our systems and products, including sales of our Cellular Monitoring Units, sales of our fleet management application products and command and control software and third party products.

        We operate as service providers predominantly in Israel and Latin America (Argentina and Mexico), mainly to insurance companies and automobile owners. As technology and product developers, we sell our products in Israel, Latin America, Europe and Asia.

        Since our acquisition of Shagrir in 2004 and certain of the activities and assets of Shagrir Towing Services in 2005, we have expanded our operations and increased our revenues in Israel. The majority of our revenues are now derived from customers in Israel. Our revenues from customers in Israel in 2007 were $43 million, and approximately 83% of our revenues in 2007 were derived from the Israeli market in comparison to 89% in 2006. The increase of our international revenues in 2007 is primarily attributable to the inclusion of Cellocator in the fourth quarter of 2007. We expect that the portion of revenues from international revenues will increase in 2008 since revenues from Cellocator’s products will be included for the full year.

        In 2006 we introduced a new line of products, Cellular Monitoring Units, into our SVR services and fleet management services businesses, which we purchased from third party subcontractors. In September 2007 we acquired a developer and manufacturer of Cellular Monitoring Units, Cellocator, and this acquisition will assist us in our objective to present new products to the market, improve our gross margin from cellular’s products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. As a result of the Cellocator acquisition in 2007, Cellocator is a significant contributor to our revenues in the fourth quarter of 2007 with significant revenues derived from exports to customers in Latin America, Europe and Asia. We anticipate that a majority of our revenues from sales of products in 2008 will be derived from sales of such units and from selling of other products under development to the vehicle location market. Thus, the portion of revenues from sales of our products out of our total revenues is expected to be increased in 2008.

        As a result of these acquisitions we made in Israel, the Shagrir operations and the technology manufacturing by Cellocator are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.

        In addition, in 2007 we expanded the range of services that our Israeli subsidiary, Shagrir, offers to our insurance company clients. In addition to our traditional range of services, Shagrir now offers household insurance coverage to insurance companies. Shagrir provides households with water-pipe repair services to those households which have subscribed to these services. Although the contribution of this service was not significant we believe that this additional type of service, among other, will increase our ability to present a comprehensive package of service solutions to our insurance company clients.

        In 2007, we also expanded our sales of products and technology in the following geographical area included Latin America, Europe and Asia attributable to the acquisition of Cellocator which operates in those areas.

Acquisitions

        As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiative in order to offer new products or services to enhance our market position and strength. Our acquisitions are either technology or operators that provide services. As a result of those acquisitions the total goodwill and other intangible assets in our balance sheets were $69 million and $47 million as of December 31, 2007 and 2006 respectively. See about our acquisitions in Item 4 – History and Development of the Company and –Recent Developments.

        Research and Development

        Our research and development activities involve the development of new products in respond to an identified market demand primarily of our internal products development and in conjunction with a customer requirement. Research and development expenditures were $1.7 million, $1.2 million and $0.9 million in the fiscal years ended December 31, 2007, 2006 and 2005 respectively, respecting 3.2%, 2.8% and 2.4% respectively, of our total revenues in these fiscal years while in respect of revenues from products only the percentages were 10.6%, 12% and 10 % in these fiscal years.

Business Challenges/ Areas of Focus

        Our primary areas of focus and business include:

—	Continuing the growth and revenues and profitability of our products and services by the subsidiaries;

—	Enhancing the introduction and recognition of our new products, including the Cellocator products, into the markets;

—	Penetrating into new markets, mainly Latin America and Europe through our Cellocator products, and strengthening our presence in existing markets by proposing full scope of services;

—	Succeeding in selling diversify products in territories where we already activity, mainly in Latin America and Europe; and

—	Achieving operating profitability of our Mexican subsidiary by increasing number of subscribers using our technology.

Certain Issues Affecting our Results of Operations

        In 2005 we consolidated our financial reports in order to reflect 100% of our subsidiary Shagrir’s financial results. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately $6 million into 43.44% of the shares of Shagrir Systems. As a result, our holdings in Shagrir Systems were reduced to 56.56%. Since 2006 Shagrir’s shareholders equity become positive and we have consolidated its financial results only for the then existing holding (by recording a minority interest), which materially negatively affects our net income (loss) at such periods.

        Revenues

        Products

        We generate revenues from sales of our products to our subsidiaries and third party operators in Latin America, Europe, Israel and our other sale locations around the world. The ratio of products out of the total revenues increased in the fourth quarter of 2008 due to the inclusion of Cellocator products sales beginning in September 2007. We anticipate that the increase of products ratio out of the total revenues will be increase in 2008 as a result of this acquisition. The acquisition of Cellocator enables us to spread our sales in new areas primarily in Europe and Latin America.

        Services

        We generate revenues from sales of our services primarily by our subsidiaries in Israel and Latin America. The services included mainly road side assistance, SVR, fleet management and other value added services. A majority of our revenues represent subscription fees paid to us by our customers who include insurance companies, commercial companies and individuals. Due to very intense competition in road side assistance in Israel we expect price erosion. Such competitive pressures are not expected to have a major impact on our Israeli’s subsidiary’s 2008 cash flow provided by operating activities results.

        Costs and Expenses

Cost of Revenues

        Cost of revenues referring to services consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits, costs related to towing and mobile automobile repair vehicles and replacement vehicles, subcontractors, system maintenance, end-unit installation, system communications, security and recovery, and the depreciation of fixed assets. Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing systems and products, including raw materials and components, salaries and employee benefits, subcontractors and consulting. Amortization of intangible assets is attributable to the Cellocator acquisition’s intangible assets of developed technology.

Operating Expenses

Research and Development Expenses.

        Research and development expenses consist primarily of salaries and employee benefits, subcontractors and consulting in connection with our products.

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

Amortization of intangible assets.

        Intangible assets consist of the acquired patents, customer related intangible and brand names. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Financial Income (Expenses), Net.

        Financial expenses consist mainly of bank charges and interest expenses, foreign currency translation adjustments, hedging expenses and others. Financial income consists of interest on short-term bank deposits.

Other Expenses, Net.

        Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Tax expense.

        Tax expense consists of federal, state, local taxes on the income of our business, deferred income taxes and amortization of goodwill related to the acquisition of Shagrir. See Item 10.E – Taxation and Government Programs for further information on taxation applicable to us.

Critical Accounting Policies

        The consolidated financial statements include Pointer and the accounts of our subsidiaries. Intercompany transactions and balances are eliminated in consolidation.   The preparation of financial statements in conformity with U.S. GAAP requires us, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Our accounting policies are described in note 2 to the consolidated financial statements included herein at Item 18. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

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

Inventory

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. The level of our write-offs related to our inventories accounts fluctuates depending upon all of the factors mentioned above.

Valuation of Long-Lived Assets, Intangibles and Goodwill

        Goodwill reflects the excess of the purchase price of the acquired subsidiary or activities over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually. We have elected to test for goodwill impairment on December 31 of each year. The goodwill impairment test is a two-step process that requires our management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a reporting unit’s “implied fair value” of goodwill requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to its corresponding carrying value. Significant estimates used in these processes include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for the applicable reporting unit. As of December 31, 2007, we have determined that no impairment with respect to our goodwill exists.

        We cannot reliably predict the occurrence of future events, if any, that might adversely affect the reported value of goodwill, other intangible assets or its long lived assets at December 31, 2007. Such events include, but are not limited to, a number of future events, including decisions made in response to economic and competitive conditions, the impact of the economic environment on the our customer base, or a material negative change in our relationships with significant customers. A variance in the discount rate or cash flows could have had a significant impact on the outcome of future goodwill impairment tests. If in the future we will be required to record an impairment of goodwill, our results of operations could be materially harmed and our equity could be decreased.

        Intangible assets consist of the brand name, customer related intangibles, developed technology and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

        The brand names are amortized over periods between two and nine years; and the customer related intangibles are amortized over periods between five and nine years; the developed technology is amortized over a five-year period; and patents are amortized over an eight-year period.

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

        Due to the requirement of certain major potential customers in Mexico to increase the territorial coverage to a nationwide coverage and due to the increased costs of communication services with respect to the proprietary system that we used (such increase in costs was observed only in Mexico), we decided to migrate from our traditional radio frequency (RF) system communication technology to Cellular/GPS technology in Mexico. This necessitated dismantling of 9 base-stations and replacing about 500 RMU vehicle units with Cellular / GPS vehicle units. This process required us to impair equipment valued at about $372,000 recorded in 2006. Such factors existed only in Mexico and not at other locations in which the Company operates and as such, the Company continues to use the traditional RF technology at other locations with no change in the expected lives of the equipment.

Share based compensation

Stock-Based Compensation Expense.

        On January 1, 2006, we adopted FASB Statement No. 123 (Revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options which are based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for 2007 and 2006 was $559,000 and $251,000 respectively. For fiscal 2005, stock-based compensation expense of $126,000 had been recognized under previous accounting standards. See Note 2p to our Consolidated Financial Statements for additional information.

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

Selected Financial Data

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2005, 2006 and 2007 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2003 and 2004 have been derived from audited financial statements not included in this annual report.

        The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

	2007	2006	2005	2004	2003

Statement of Income Data:
Revenues, products	15,821	9,701	8,856	5,594	2,774
Revenues, services	35,806	32,211	28,108	5,375	2,376
Total Revenues	51,627	41,912	36,964	10,969	5,150

Cost of revenues, products	9,414	5,602	5,727	4,297	2,099

Cost of revenues, services	23,034	20,786	17,587	3,301	2,075
Amortization of intangible assets	277	-	-	-	-
Total Cost of Revenues	32,725	26,388	23,314	7,598	4,174
Gross profit	18,902	15,524	13,650	3,371	976
Research and development costs,
net	1,675	1,170	892	482	664
Selling, general and
administrative expenses	11,143	8,676	9,211	4,419	1,964
Amortization of deferred stock
based compensation	-	-	126	465	400
Amortization of intangible assets
and Impairment of long lived
assets	1,877	2,112	2,462	932	67
Other income, net	-	(1,292)	-	-	-

Operating income (loss)	4,207	4,858	959	(2,927)	(2,119)
Financial expenses	2,814	2,577	4,027	758	1,105
Other income (expenses)	12	14	341	(42)	(32)

Income (loss) before
tax on income	1,381	2,295	(2,727)	(3,727)	(3,256)
Taxes on income	353	82	-	37	-

Income (loss) before Minority
interest	1,028	2,213	(2,727)	(3,764)	(3,256)

Minority interest	1,366	1,044	-	-	-
Income (loss) from continuing
operations	(338)	1,169	(2,727)	(3,764)	(3,256)
Income(Loss) from discontinued
operations*	-	-	-	-	8,524

Net income (loss)	(338)	1,169	(2,727)	(3,764)	5,268

Basic net earning (loss) per
share from
continuing operations	(0.08)	0.39	(1.17)	(2.58)	(3.81)
Diluted net earning (loss) per
share from continuing operations	(0.08)	0.31	(1.17)	(2.58)	(3.81)

Basic net earning (loss) per
share	(0.08)	0.39	(1.17)	(2.58)	6.15
Diluted net earning (loss) per
share	(0.08)	0.31	(1.17)	(2.58)	6.15
Weighted average number of shares
outstanding (in thousands)	4,310	2.983	2,339	1,457	856

Balance Sheet Data:
Total assets	100,236	76,399	67,214	25,513	6,226
Net assets (liabilities) of
continuing operations	32,203	19,430	10,805	7,086	(1,346)
Working capital (deficit)	(15,327)	(10,874)	(13,999)	(6,698)	(147)
Convertible debentures	1,979	-	-	-	-
Shareholders' equity (deficiency)	32,203	19,430	10,805	7,086	(1,346)
Share capital	3,139	2,140	1,680	1,145	773
Additional paid-in capital	116,910	103,880	100,707	94,127	83,239

* Sale of all our holdings in NexusData, the assets, liabilities, operating results attributed to NexusData have been deemed to be discontinued operations.

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

	2007	2006	2005

Revenues:
Revenues, products	31	23	24
Revenues, services	69	77	76
Total Revenues	100	100	100
Cost of Revenues:
Cost of revenues, products	18	13	15
Cost of revenues, services	45	50	48
Amortization of intangible	0.5	-	-
Total Cost of Revenues	63	63	63
Gross profit	37	37	37
Operating Expenses:
Research and development costs, net	3	3	2
Selling, general and administrative expenses	22	21	25
Total Operating Expenses	28	24	27

Amortization of intangible assets
and Impairment of long lived assets	4	5	7
Other income, net	-	(3)	-

Operating income (loss)	8	12	3
Financial expenses	5	6	11
Other income (expenses)	-	-	1

Income (loss) before tax on income	3	5	(7)
Taxes on income	1	-	-
Income (loss) before Minority interest	2	5	(7)
Minority interest	3	2	-
Income (loss) from continuing operations	(1)	3	(7)

Net income (loss)	(1)	3	(7)

Twelve Months Ended December 31, 2007 Compared with Twelve Months Ended December 31, 2006

Revenues. Revenues sharply increased by $9.7 million, or 23% from $42 million in 2006 to $51.6 million in 2007. The increase in total revenues in 2007 as compared to 2006 is attributable to the Cellocator acquisition in September 2007, revaluation of the NIS against the dollar by 7.8% and internal growth. The revenues from products increased by $6.1 million to $ 15.8 million from $ 9.7 million in 2006. This increase of 63% is primarily attributable to Cellocator acquisition which contributed to $3.5 million and the rest attributable to internal growth. The revenues from services increased by $3.6 million from $32.2 million to $35.8 million. This increase of 11% was impacted also by revaluation of the NIS against the dollar.

Revenues from services in 2007 accounted for 69% out of total revenues as compared with 77% in 2006. This change is primarily attributable to the increase of revenues from products due to the contribution of selling Cellocator’s products since September 2007.

Our international revenues in 2007 accounted for 17% out of total revenues compare to 11% in 2006. During 2007 we increase our sales to Latin America from $3.4 million in 2006 to $4.6 million in 2007 and in Europe from $ 1 million in 2006 to $3.8 million in 2007.

Cost of Revenues. Our cost of revenues increased to $32.7 million for the twelve months ended December 31, 2007 as compared to $26.3 million for the same period in 2006. This increase of 24% was associated with commence of selling Cellocator’s products, revaluation of the NIS against the dollar and amortization of intangible assets on the amount of $277,000 attributable to Cellocator acquisition

Gross Profit. Our gross profit increased by $3.4 million from $15.5 million in 2006 to $18.9 million in 2007. This increase is mainly as a result of the foregoing. As a percentage of total revenues gross profit accounted 37% in 2007 and 2006.

Research and Development Costs. Net research and development expenses in 2007 increased by $0.5 million from $1.2 million in 2006 to $1.7 million in 2007, this is mainly as a result Cellocator acquisition and merger of our R&D department with Cellocator’s R&D.

Selling and Marketing Expenses. Selling and marketing costs increased by $1 million to $4.9 million in 2007 from $3.9 million in 2006. The major increase in 2007 resulted from the increase in salaries and marketing costs.

General and Administrative Expenses. General and administrative expenses increased by $1.5 million to $ 6.2 million in 2007 to $4.7 million in 2006. The main impact in 2007 resulted from increase in our salaries cost and due to the merger of Cellocator which we accounted, among other, expenses in salaries and rental.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets increased by $235,000 from $2.1 million in 2006 to $1.9 million in 2007. The amortization of intangible assets includes amortization of intangible assets related to Cellocator acquisition.

Due to the requirement of certain major potential customers in Mexico to increase the territorial coverage to a nationwide coverage and due to the increased costs of communication services with respect to the proprietary system that we used (such increase in costs was observed only in Mexico), we decided to migrate from the traditional RF (radio frequency) system communication technology to Cellular/GPS technology in Mexico. This process required us to impair equipment valued at about $372,000 recorded in 2006.

Other income. On May 26, 2006, we entered into a settlement agreement, with respect to a past claim against a Latin American customer, pursuant to which we received a net amount of approximately $1.3 million.

Operating Profit. As a result of the foregoing, we recorded in 2007 a $4.2 million operating profit, compared to an operating profit of $4.9 million in 2006. Most of our operations are located in Israel and are in NIS and as a result were also impacted by the revaluation of the NIS against the dollar of 7.8% in 2007, which negatively impacted our expenses such as labor, local operating and other maintenance expenses, by $0.8 million in 2007.

Financial Expenses (Net). Financial expenses increased from $2.6 Million in 2006 to $2.8 million in 2007 mainly due to the effect of foreign currency translation adjustment. Financial expenses of 2007 include $1.8 million of net interest expenses and bank charges, adjustment of foreign currency $0.5 million and other financial expenses $0.5 million.

Taxes on income.  Taxes on income were $353,000 in 2007 compare to $82,000 in 2006. In 2007, taxes on income on the amount of $2.2 million were partially offset by an increase in the deferred tax asset of $1.9 million related to operating losses carried forward and other timing differences and in 2006, taxes on income in the amount of $1.7 million were partially offset by an increase in the deferred tax asset of $1.6 million related to operating losses carried forward and other timing differences.

Minority interest. We recorded minority interest in the Statement of Operations of our Israeli subsidiary Shagrir as results based on actual holdings, which is 56.6%. The minority interest recorded in 2007 and 2006 were $1.4 million and $1.04 million respectively.

Net Income (Loss). In 2007, we had net loss of $338,000 compared to a net income of $1.2 million in 2006.

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

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets decreased by $722,000 from $2.5 million in 2005 to $1.7 million in 2006.

During 2006, we have dealt with the service coverage demanded by potential customers in the market. During 2006, the service which we provided offered regional coverage while major potential customers such as insurance companies, car manufacturers/dealers and fleet companies, demand nationwide coverage. Thus, our management is assessing the transitioning from our current technology (radio platform) to a new technology (cellular phone platform) that would allow nationwide coverage. Therefore, our management has recognized an impairment loss related to our base stations (network installation), which constitute the base of our current technology to provide our services. Network installation has been reduced to its fair value as determined by our management based on present value of future net cash flows. Impairment loss has been recognized in a separate caption in our Statement of Operations contained elsewhere in this annual report, in the amount of $372,000.

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

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

        Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the US dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the US dollar and the Argentine and Mexican Peso. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b to our financial reports.

        We recently made two acquisitions in Israel. Due to the acquisition of Shagrir, our business in Israel currently accounts for the majority of our business and revenues. The business in Israel, especially the activities acquired from Shagrir Towing Services are mainly denominated in NIS. On the other hand, the majority of Cellocator revenues are generated in U.S. dollars while part of the expenses such as raw materials are mainly in U.S. dollars and part of the expenses such as labor and rental are in NIS. See “Risk Factors – We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. dollar” for a discussion of the risks relating to income and expenses in U.S. dollars and NIS.

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

        We believe that inflation in Israel and fluctuations in the U.S. dollar – NIS exchange rate may have substantial effects on our business, and our net income. Increased inflation may increase our NIS costs in Israel including among others salaries of our employees in Israel, costs of communications, subcontractors, financial expenses associated with loans related to the Israeli CPI, and other expenses, which are paid in New Israeli Shekels. Regarding fluctuations in the U.S. dollar – NIS exchange rate a devaluation of the NIS against the US dollar will reduce our NIS denominated revenues and expenses in US dollar terms and therefore may increase our consolidated net losses. Revaluation of the NIS against the US dollar will increase our NIS denominated revenues and expenses in US dollar terms. See “Risk Factors.” Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

        The exchange rate fluctuated during 2007 from a low of NIS 3.83 to the U.S. dollar to a high of NIS 4.342 to the dollar. The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW
	1 U.S. dollar =	1 U.S. dollar =

October 2007	4.044	3.978
November 2007	3.969	3.83
December 2007	4.008	3.84
January 2008	3.861	3.625
February 2008	3.655	3.578
March 2008	3.654	3.384

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2003 - December 31, 2003	4.5483 NIS/$1
January 1, 2004 - December 31, 2004	4.4820 NIS/$1
January 1, 2005 - December 31, 2005	4.4878 NIS/$1
January 1, 2006 - December 31, 2006	4.4565 NIS/$1
January 1, 2007 - December 31, 2007	4.1081 NIS/$1

        In 2003, the Israeli economy recorded negative inflation of approximately 1.9% where the U.S. dollar devalued against the NIS by approximately 7.6%. In 2004, the Israeli economy recorded inflation of approximately 1.2% where the U.S. dollar devalued against the NIS by approximately 1.6%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars in 2004, but they did not materially affect our results of operations in such periods. In 2005, the Israeli economy recorded inflation of approximately 2.4% where the NIS devalued against the U.S. dollar by approximately 6.8%. As a result of the devaluation of the NIS, we experienced decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2005. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2006. In 2007, the Israeli economy recorded positive inflation of approximately 3.4% where the NIS revalued against the U.S. dollar by approximately 9%. We experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2007.

        Regarding our operation in Argentina and the fact that most of PLA’s revenues are not denominated in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected PLA’s U.S. dollar results. This was mainly due to PLA’s inability to increase its Argentinean Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in U.S. dollars. In 2004, the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.92 and 2.98 Pesos to the dollar. From January 1, 2004 to December 31, 2004, the value of the Argentinean Peso increased by approximately 2.02% against the U.S. dollar. This increase had no material effect on our business during 2004. In 2005 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.032 Pesos to the dollar. From January 1, 2005 to December 31, 2005, the value of the Argentinean Peso increased by approximately 1.78% against the U.S. dollar. In 2006 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.062 Pesos to the dollar. From January 1, 2006 to December 31, 2006, the value of the Argentinean Peso increased by approximately 2.79% against the U.S. dollar. This increase had no material effect on our business during 2006. In 2007 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.062 and 3.149 Pesos to the dollar. From January 1, 2007 to December 31, 2007, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. dollar. This increase had no material effect on our business during 2007.

        The fluctuations of the Mexican Peso are not material to our business as a whole.

        We are not presently engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, in 2007 we entered into a foreign currency hedging transaction for the duration of 2 months, which expired in June 28, 2007 which we accounted $111,000 in 2007 as financial expenses. We may in the future undertake, as we did in 2007, such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

        In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employee pays taxes on the vehicle based on a predefined valuation by the income tax authorities. Starting January 1, 2008 the tax authorities announced a significant increase in the valuation of employee vehicles for the coming years. It’s early to evaluate how such resolution might effect, it may reduce the affordability of such vehicles, thereby causing an overall decrease in private vehicle ownership.

        Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. dollar against the Argentinean Peso. Additionally, the growing success of law enforcement programs in Argentina has reduced the rate of car theft and may continue to adversely affect our business.

B.	LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2007, we had a negative working capital of $15.3 million, our current assets to current liabilities ratio was 0.53 and we had cash and cash equivalents of $1.2 million and an unused credit facility of $4.1 million.

        Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Office of the Chief Scientist in Israel, the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the Office of the Chief Scientist in Israel, the BIRD Foundation or the European Community.

        As a result, we expect to fund our operations through capital contributions, bank loans, private and public placements and cash flow from our operations. These sources of liquidity consist of our long-term and short-term credit facilities, and our private placements with U.S. institutional investors, the latest of which we consummated in April 2007. See Item 4 – Information on the Company – Recent Developments.

        As of December 31, 2007, we had a long-term credit facility for approximately $33.1 million, of which $26.9 was provided to our subsidiary Shagrir. $5.5 million are long-term loans in or linked to the U.S. dollar from banks, $9.3 million are NIS long-term loans from a bank and others. $17.5 million are long-term loans in NIS adjusted to the Israeli CPI from banks and others. A $0.7 million loan is in Mexican pesos. For further information regarding our consolidated long term loans, loans mature and the interest rate structure see notes 9 and 10 to our financial statements.

        As of December 31, 2007, we had a short term credit facility for approximately $9.4 million. $4.1 million of the short term credit facility remains as of December 31, 2007 available for our use. The outstanding short term credit facility of $4.1 million is part of our credit facilities from banks that are utilized according to our needs.

        In September 2007 we received $7 million credit facilities with Bank HaPoalim B.M. to finance part of our Cellocator acquisition. As of December 31, 2007, $5 million out of the $7 million was utilized.

        In 2007, net cash provided by our continuing operating activities amounted to $8.0 million as compared to net cash provided from continuing operating activities of $5.4 million in 2006. The increase was primarily attributable to other accounts payable and accrued expenses in the amount of $2.2 million which consisted mainly of deferred revenues.

        In 2007, net cash used in our continuing investing activities was $18.4 million as compared to $1.3 million in 2006. The increase was primarily attributable to our Cellocator acquisition in the amount of $16.6 million.

        In 2007, net cash provided by financing activities was $5.7 million as compared to net cash used in financing activities of $10,000 in 2006. Net cash provided by financing activities of $5.7 million was primarily attributable to financing of the Cellocator acquisition by receipt of long term loans of $5 million and proceeds from the issuance of shares to finance the acquisition of $9.6 million off set by repayment of long and short term loans from banks and other sources of $8.9 million.

        Current liabilities increased from $27.9 million in 2006 to $32.9 million as of December 31, 2006, mainly due to the liabilities acquired in connection with the acquisition of Cellocator. Long-term liabilities increased from $28 million in December 31, 2006 to $30 million as of December 31, 2007 mainly due to loans provided to us by Bank Hapoalim B.M. to fund the acquisition of Cellocator.

        The acquisitions we made in Israel in 2004 and 2005 had a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. The acquisition we made in Israel in 2007 of Cellocator is expected to have a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. However, we cannot assure that any such net positive cash flows, if any, will sufficiently cover negative cash flows expected to be incurred by our newly operative Mexican subsidiary, PRM, and by our significant operating expenses, which we expect to incur in connection with our development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world.

        For further information relating to the purchase of the activities and assets of Shagrir Towing Services, and the Cellocator acquisition see Item 10 – Material Contracts.

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

        Aside for the aforementioned long-terms and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research & development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult economic and political conditions in certain countries in which we operate, such as Argentina.

        For a discussion of certain commitments and contingent liabilities of ours, see Note 10 to our financial statements included herein. For further information regarding information regarding investments in our Company see Item 4 – Recent Developments and Item 10 – Material Contracts.

        Capital expenditures were $2.3 million in 2006 and $19.3 million in 2007, and in 2006 were used principally for purchasing property and equipment and in 2007 were used for purchasing of property and equipment in the amount of $2.6 million and the acquisition of Cellocator in the amount of $16.6 million.

        We estimate that our capital expenditures for 2008 will total approximately $4.8 million, substantially all of which will relate to fix assets that serve our road side assistance and SVR business as well as our pursuit of new business opportunities, of which approximately 56% is estimated to be spent in Israel, 27% in Latin America and 17 % in other countries. We also will need to continue to provide our Mexican subsidiary, PRM, with financing until it has sufficient cash flows to run its operations. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the $ against the NIS and the risks and uncertainties involved in doing business in Israel.

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

        In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including the Pointerware network. Our net expenditures for research and development programs during the years ended December 31, 2007 and December 31, 2006, totaled approximately $1.7 million and $1.2 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2007, we employed 21 persons in research and development. Our research and development expenses constituted approximately 3.2% and 2.8% of such sales, in the respective years ended December 31, 2007 and 2006. For additional information concerning commitments for research development programs see Note 10 to our financial statements included elsewhere in this annual report.

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

        We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. As of December 31, 2007, our contingent obligation to the BIRD Foundation was $2.2 million.

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

        Our proprietary technology also includes software. Much of the software algorithms are also included and claimed in the patent applications for Pointerware communications technology. Although software protection is anticipated to be available in the United States, there can be no assurance that the software will have patent protection in the United States. Foreign patent protection for software is generally afforded lesser protection than in the United States. See Item 3.D – Risk Factors – We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

D.	TREND INFORMATION

        The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

        Since our acquisition of Shagrir in 2004 and certain of the activities and assets of Shagrir Towing Services in 2005, and due to the acquisition of Cellocator assets in September 2007, we have expanded our operations and increased our revenues in Israel. The majority of our revenues are now derived from customers in Israel, with total revenues of $42.8 million. In 2007, approximately 83% of our revenues were derived from the Israeli market in comparison to 89% in 2006. The increase of revenues from international sales in 2007 compare to 2006 is mainly attributable to Cellocator acquisition in September 2007. Most of Cellocator revenues generate from sales out of Israel, since the acquisition was in September 2007 we expect to increase our ratio of international sales in 2008. Due to very intense competition in road side assistance in Israel we expect price erosion.

        In 2007 our Argentinean subsidiary, PLA, has continued to be negatively affected from the reduction in car theft rates mainly associated with success of law enforcement programs.

        In February 2005, our subsidiary, PRM, commenced operations in Greater Mexico City. We currently hold 74% of the issued and outstanding shares of PRM. We still need to provide it with financing until it has sufficient cash flows to run its operations.

        In 2006 we introduced third party Cellular Monitoring Units which provide high functionality for location based services, utilizing advanced cellular modems with GPS. Following the acquisition of Cellocator in 2007, we are currently manufacturing our own units and no longer depend on a third party. These units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory. These units are specially designed to operate in harsh conditions inside the vehicle; the design takes into consideration the metallic envelope that surrounds the unit, the temperature and vibration stress that are imposed on it, the limited and unstable power supply that characterizes the car power supplies generally, and specific installation requirements of the variety of cars available in the market. The design takes special concern of these requirements, with high degree of reliability and flexibility.

        As a result of our Cellocator acquisition, we are expanding our sales in the near future mainly in Latin America and Europe to the existing customers of Cellocator and new customers. We believe that price stability is greater for high feature devices in the stolen vehicle retrieval market, such as those sold by Cellocator, which include many features, functions, sensors input and connectivity to vehicle computers, whereas prices for lower feature products have been driven down in recent years due to increased competition.

        As a result of the acquisitions we made in Israel, the Shagrir operations and technology manufacturing by Cellocator are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide the full range of our services.

        We believe the increasing demand for high-quality services and products from automotive manufacturers, importers and dealers, fleet operators as well as insurance companies, will present new challenges and create unique business opportunities for our company. We are currently in the process of evaluating partnerships that should enable us to capitalize on economies of scale to sustain our growth strategy in existing territories and new ones.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2007 (in thousands USD)		Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short term debt and other current
liabilities	1	32,938	32,938	-	-	-

Long-term loans	2	24,228	-	17,834	6,394	-

Accrued severance pay, net	3	864	-	-	-	864

Management fees to DBSI	4	52	52	-	-	-

Operating lease obligations	5	1,668	919	749	-	-

Purchase Obligations		122	122	-	-	-

Royalties to BIRD	6	2,230	-	-	-	2,230

Total contractual obligations		62,102	34,031	18,583	6,394	3,094

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	52	Chairman of Board of Directors
Danny Stern	56	President and CEO
Alicia Rotbard	62	External Director
Gov Ben Ami	81	External Director
Barak Dotan	40	Director
Ken Lalo	51	Director
Yoel Rosenthal	53	Director
Amnon Duchovne-Nave	52	Chief Technology Officer
Israel Ron	52	General Manager of the Product and Technology Business Division
Zvi Fried	43	Vice President and Chief Financial Officer
Gideon Rossman	48	Vice President, Business Development

Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd.

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

Amnon Duchovne –Nave is the founder of Cellocator and was its General Manger and R&D Manager until Pointer’s acquisition. Mr. Duchovne –Nave has been appointed as Pointer’s CTO- Chief Technology Officer. He is responsible for the continuous development of Cellocator’s family products and Pointer’s Automotive Solutions. Mr. Duchovne –Nave has over 20 years of experience in communication and location systems. His resume includes being a system consultant to Israel Aircraft Industries, the Israeli Air Force, being the head of R&D in the special projects section of Tadiran’s communication group, where he was involved in the Mini RPV and smart weapons communications project, as well as being in charge of the development of the communications payload for the prestigious “Ofek” satellite program. Mr. Duchovne –Nave holds a B.Sc. in Electronic Engineering from the Tel Aviv University. He is a Pointer Ltd. shareholder.

Israel Ronn Joined Pointer Ltd. as the General Manager of the Product and Technology Business Division in August 2007. Before joining Pointer, during the past 10 years, Mr. Ronn served as a CEO of several companies in US and Israel such as Telrad USA and Tenecs. He also lead the merger of Tenecs and Congruency which created Telrad Connegy. Later he was the CEO of Cellmax Systems. Mr. Ronn holds a B.A. degree in Computer Science and Economics from Bar Ilan University and is a graduate of Tafnit Executive Business Administration Program.

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

        The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2007, was approximately $954,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $128,000.

        In addition, during 2007 a total of 92,000 options were granted to all persons as a group who served in the capacity of executive officer and employees. 52,000 options were granted at an exercise price of $7.01 and 40,000 at an exercise price of $11.24.

C.	BOARD PRACTICES

        Our Articles of Association provide for a board of directors of not less than three nor more than eleven members. Our board of directors is currently comprised of six members. Pursuant to the DBSI investment, three of these directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law which entered into effect on February 1, 2000 and was amended most recently in March 2005, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

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

        Ms. Alicia Rotbard and Mr. Gov Ben Ami have been serving as our outside directors since July 9, 2002.

Audit Committee

        Nasdaq Requirements

        Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the rules of the Nasdaq Marketplace Rules applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Mr. Ken Lalo and our two outside directors, Ms. Alicia Rotbard and Mr. Gov Ben Ami qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Mr. Ken Lalo is our “audit committee financial expert.” In addition, we have adopted an Audit Committee charter.

        Our Audit Committee assists our board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

        Israeli Companies Law Requirements

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

Remuneration Committee

        The compensation payable to executive officers must be approved by a majority of the directors on our board.

        We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

        The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total

2007
Sales and Marketing	90	23	113
Administration	36	15	51
Research and Development	21	-	21
Other	326	48	374
Total	473	86	559

	Israel	Other	Total

2006
Sales and Marketing	85	20	105
Administration	30	12	42
Research and Development	12	-	12
Other	303	44	347
Total	430	76	506

	Israel	Other	Total

2005
Sales and Marketing	85	16	101
Administration	29	8	37
Research and Development	11	-	11
Other	295	39	334
Total	420	63	483

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

        As a result of Cellocator acquisition we engaged with Cellocator’s employees, about 30, and they employed by us. Most of the employees engaged with us under the success of their rights. Their compensation is like the compensation of our employees.

        Israeli law generally requires severance upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the “Managers’ Insurance” or pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum of payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

E.	SHARE OWNERSHIP

        The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 31, 2008:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned		As a % of Outstanding Ordinary Shares Beneficially Owned(1)

Yossi Ben Shalom	Chairman of Board of Directors	1,123,534	(2)	24.36%
Danny Stern	President and CEO	*		*
Alicia Rotbard	External Director	*		*
Gov Ben Ami	External Director	*		*
Barak Dotan	Director	1,123,534	(2)	24.36%
Ken Lalo	Director	*		*
Yoel Rosenthal	Director	*		*
Zvi Fried	Chief Financial Officer	*		*
Amnon Duchovne-Nave	Chief Technology Officer	160,000	(3)	3.5%
Israel Ronn	General Manager of the Product and Technology Business Division	*		*
Gideon Rossman	Vice President, Business Development	*		*
All directors and
officers as a group		1,329,734		28.83%

* Less than 1%.

(1)	The percentage of outstanding ordinary shares beneficially owned is based on 4,612,875 shares outstanding as of March 31, 2008. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2008.
(2)	As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 24.36% of our issued and outstanding shares held by DBSI Investment Ltd.
(3)	As the Cellocator founder and principal shareholder of Cellocator prior to its acquisition by us, Mr. Amnon Duchovne-Nave may be considered to be the beneficial holder of the 3.5% of our issued and outstanding shares received in the acquisition.

Employee Share Option Plans

        For information concerning our employee share option plans, see as incorporated by reference, Note 11d of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table and notes thereto set forth certain information as of, March 31, 2008, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*		Percent of Outstanding Ordinary Shares Beneficially Owned*

DBSI Investment Ltd. (1)	1,123,534		24.36%
LB I Group Inc.(2)	570,000	(3)	11.87%

Fort Mason Capital LLC (4)	351,400	(5)	7.35%

*	The percentage of outstanding ordinary shares beneficially owned is based on 4,612,875 shares outstanding as of March 31, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2008, notwithstanding the Issuance Limitation or the Funds Issuance Limitation as defined in footnotes 3 and 5 below. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 20.49% of our outstanding shares held by DBSI.

(2)	LB I Group Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer. This selling stockholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Lehman Brothers Holdings Inc., a public reporting company, is the ultimate parent company of this selling stockholder.

(3)	Includes 190,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by LB I, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. LB I has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(4)	Fort Mason Capital, LLC, a Delaware limited liability company (“Capital”), serves as theinvestment manager of, and possesses the sole power to vote and the sole power to direct the disposition of all, our ordinary shares held by, Fort Mason Master, LP, a Cayman Islands limited partnership (“Master”), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the “Funds”), which Funds held in the aggregate 183,900 of our ordinary shares and, in addition, warrants exercisable to purchase 167,000 of our ordinary shares described in footnote 5.

(5)	Includes 167,000 ordinary shares issuable upon the exercise of warrants held by the Funds. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by the Funds and their affiliates, of more than 4.99% of our outstanding shares. This mechanism is termed the Funds Issuance Limitation. The Funds have the express right to waive the Funds Issuance Limitation upon sixty-one (61) days written notice to us.

        As of March 26, 2008 there were approximately 52 record holders of our ordinary shares, including approximately 12 record holders in the United States (who held approximately 72% of our outstanding ordinary shares).

        Changes in the percentages of ownership held by our various shareholder during the past three years were primarily results of investments during these years, the conversion of debentures in March 2003 and our acquisition of Shagrir in 2004. For further information regarding such investments and acquisition see Item 4 – Recent Developments.

B.	RELATED PARTY TRANSACTIONS

Agreements with Shagrir

        In February 2005 we consummated a management services agreement with Shagrir pursuant to which we will provide Shagrir with management services with respect to its business for a period of 2 years beginning February 28, 2005, in consideration for a management fee of approximately $230,000 million, subject to certain conditions.

        In February 2005 we consummated a loan consolidation agreement with Shagrir the terms and conditions of which govern approximately $ 5.6 million in previous loans made by us to Shagrir. Interest repayments and repayments of the principal commenced on February 28, 2007, with approximately $184,000 payable annually on account of the interest and approximately $46,000 payable annually on account of the principal. Interest under the loan is payable at a rate of 4% per year.

        In February 2005 we consummated a loan agreement with Shagrir pursuant to which we loaned Shagrir approximately $900,000 in connection with certain infrastructure and equipment expenses. Interest repayments and repayments of the principal shall be repaid on a pro rata basis with the loans of Shagrir with its other shareholders. Interest under the loan is payable at a rate of 4% per year.

        In February 2005, together with Gandyr Investments Ltd., Govli Ltd., Sulam Financial Holdings and Egged Holdings Ltd., we consummated a approximately $2 million loan agreement with Shagrir, of which we loaned Shagrir approximately $1.1 million. Interest repayments and repayments of the principal will commence on August 28, 2005. Interest under the loan is payable at a rate of 6.5% per year.

        In February 2005, we invested directly into Shagrir approximately $1 million, in consideration for 27,918 ordinary shares of Shagrir.

Management Agreement with DBSI Investments Ltd.

        Pursuant to the share purchase agreement with DBSI Investments Ltd., we entered a management services agreement with DBSI in April 2003. Pursuant to the management agreement, DBSI will provide us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum for a period of three years commencing April 2003, to be paid in equal quarterly installments of $45,000. In April 2007, the agreement was automatically renewed for an additional 12 month period and may be automatically renewed for additional 12 month terms unless terminated by either of the parties.

Cooperation and Share Exchange Agreements with Shagrir

        On February 25, 2004, we entered into a cooperation agreement with Shagrir, the operator of our system in Israel. As part of this agreement Shagrir renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Shagrir undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Shagrir’s infrastructure network. The term of the agreement was until the end of year 2007 and we are in negotiations regarding its renewal.

        Subsequently, on April 25, 2004, we entered into an agreement with the shareholders of Shagrir, to purchase all of the issued share capital of Shagrir. Upon completion of the agreement on June 29, 2004, we purchased all the outstanding shares and options to purchase shares of Shagrir, and exchanged a number of options held by its employees, which were converted into options of our company, constituting, at the date of conversion, an aggregate of 2.5% of our share capital on a fully diluted basis. Pursuant to the agreement, we transferred a number of our ordinary shares and warrants with an aggregate value equal to, at the date of transfer, approximately 26% of our issued share capital on a fully diluted basis, post transaction. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately NIS 29.1 million ($7.6 million) into 43.44% of the shares of Shagrir. As a result, our holdings in Shagrir were reduced to 56.56%. For information regarding our agreements with Shagrir see Item 4 – Recent Developments.

        See Item 4 – Recent Developments.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

        Legal Proceedings

        As of December 31, 2007, several claims were filed against Shagrir Systems, mainly by customers. The claims are in an amount aggregating to approximately $0.3 million. The substance of the claims is the malfunction of Shagrir products, which occurred during the ordinary course of business. The Company’s management is of the opinion that no material costs will arise to Shagrir Systems in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

B.	SIGNIFICANT CHANGES

        For a description of significant events, which took place since the year ending December 31, 2007, see as incorporated by reference in Item 4 – Information on the Company – Recent Developments above.

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

Period	High	Low

2008 March	5.18	3.83
2008 February	5.74	4.52
2008 January	6.95	5.62
2007 December	7.30	6.16
2007 November	7.81	6.00
2007 October	10.08	7.85
2007 Fourth Quarter	9.84	6.00
2007 Third Quarter	9.27	7.58
2007 Second Quarter	11.65	7.8
2007 First Quarter	14.53	10.34
2006 Fourth Quarter	19.30	5.20
2006 Third Quarter	7.97	6.06
2006 Second Quarter	7.36	6.37
2006 First Quarter	8.33	6.74

2007	14.53	6.00
2006	19.30	5.20
2005	21.00	5.90
2004	58.00	9.00
2003	34.00	6.00

        In December 19, 2006, we commenced listing our ordinary shares on the TASE in Israel under the symbol “PNTR” The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

Period	High	Low

2008 March	18	14
2008 February	21	18
2008 January	27	20
2007 December	29	23
2007 November	33	26
2007 October	40	32
2007 Fourth Quarter	40	23
2007 Third Quarter	40	32
2007 Second Quarter	47	33
2007 First Quarter	58	43
2006 December	58	46

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the NASDAQ Capital Market under the symbol “PNTR” and on the Tel Aviv Stock Exchange under the same symbol.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Nasdaq Marketplace Rules and Home Country Practices

        In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Marketplace Rule 4350 with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, our board of the compensation of our executive officers. See also Item 10B –Additional Information –Memorandum and Articles of Association – “The Israeli Companies Law”, for the definition and procedures for the approval of, related party transactions.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

—	Independence of Directors – our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

—	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders holding together at least one percent of the voting power at the general meeting. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

—	Israeli law does not require and our board has not adopted a formal written audit committee charter.

—	Our audit committee complies with all of the requirements under Israeli law.

—	Israeli law does not require and we have not adopted a code of conduct applicable to all of our employees.

        Mr. Gov Ben Ami and Ms Alicia Rotbard currently serve on our Board of Directors as External Directors. Ms. Alicia Rotbard, Mr. Gov Ben Ami and Mr. Ken Lalo currently serve on our Audit Committee.

C.	MATERIAL CONTRACTS

Acquisition of Cellocator Ltd.

        In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology, in exchange for approximately US$18.5 million, consisting of (i) approximately US$ 15 million in cash; (ii) the issuance of 160,000 of our ordinary shares and (iii) a non-tradable debenture with a face value of $1,921 convertible into 160,000 of our ordinary shares (with fair value of $ 1,951 as of December 31, 2007). In addition, we paid Cellocator approximately $1.6 million in connection with the post closing working capital adjustment as part of the acquisition. In January 2008 the seller of Cellocator decided not to convert the debenture, thus Cellocator and/or its shareholders hold approximately 3.5% of our issued and outstanding share capital (on a fully diluted basis). As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law. Cellocator’s operations are included in our technology and products division.

Private Placements with U.S. Institutional Investors

        On April 2, 2007, we entered into and consummated a share purchase agreement with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5M. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years. Following the transaction two of the investors, individually, beneficially hold more than 5% of our share capital.

Private Placements with Israeli Institutional Investors

        On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7 million, out of which, an amount of $2,586,000 was received as of December 31, 2006. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13 and will be exercisable for a period of four years. None of the investors were, or following the transaction have since become, our affiliates.

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

        For a summary of our other material contracts, see Item 4 – Information on the Company – Recent Developments and Item 6 – Related Party Transactions, which is incorporated herein by reference.

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

General Corporate Tax Structure

        Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

Law for the Encouragement of Capital Investments, 1959

        Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

        A recent amendment to the Investment Law which came into effect as of April 1, 2005, or the Amendment, significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

        In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved, or a Mixed Enterprise, its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

        A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company in which persons who are not residents in Israel invested more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay corporate tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Corporate Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
Over 49% but less than 74%	20%	10
Over 74% but less than 90%	15%	10
90% or more	10%	10

        There can be no assurance that the above-mentioned shareholding proportion will be reached by us.

        Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative track” of tax benefits, or the Alternative Track. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

        The entitlement to the above benefits is conditional upon fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled and a company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties.

        Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates.

        A company that elected the Alternative Track and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

        Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination are conditional upon fulfillment of all of the terms of the approved program.

Tax Benefits under the Amendment

        As a result of the Amendment, it is no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track of benefits and therefore companies need not apply to the Investment Center for this purpose. However, the Investment Center will continue to grant Approved Enterprise status to companies seeking governmental grants. A company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the Amendment, or a Benefited Enterprise. Companies are also entitled to approach the Israeli Tax Authority and request for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

        Tax benefits are available under the Amendment to production facilities and to other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

        The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

        The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below, or tax exemption, in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

        Similarly to a company which elected the Alternative Track before the amendment, dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company”. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

        The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise, or the Commencement Year; or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

        Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

        There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industry (Taxes), 1969

        Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits:

        (a) Amortization of purchases of know-how and patents over eight years for tax purposes.

        (b) The right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.

        (c) Amortization of expenses incurred in connection with certain public securities issuances over a three-year period.

        (d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003.)

        (e) Accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Israeli Tax on Dividend Income

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

        Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits. Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

        Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

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

        For Shagrir whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”) is its functioning and reporting currency. For PLA, whose functional currency has been determined to be its local currency, the Argentine peso is its functioning and reporting currency, and for Pointer Mexico, whose functional currency has been determined to be its local currency, the Mexican peso is its functioning and reporting currency. Assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

        As of December 31, 2007, accumulated other comprehensive loss increased by $1,668 million compared to December 31, 2006. As of December 31, 2006, accumulated other comprehensive loss decreased by $1,236 million compared to December 31, 2005.

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

        Our revenues and expenses generated by Shagrir are mostly denominated in NIS and are therefore exposed to exchange rate fluctuations between the NIS and the Dollar. As of December 31, 2007 we had net assets of $0.7 million and net income of $148,000, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the NIS would thus result in approximately $56,000 net decrease in our earnings

        Our revenues and expenses generated by PLA are mostly denominated in Argentinian Pesos and are therefore exposed to exchange rate fluctuations between the Argentinian Peso and the Dollar. As of December 31, 2007 we had net assets of $296,000 and net expenses of $164,000, denominated in the Argetinian Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Argentinian Peso would thus result in approximately $46,000 net decrease in our earnings.

        Our revenues and expenses generated by Pointer Recuperación de México are denominated mainly in Mexican Pesos and are therefore exposed to exchange rate fluctuations between the Mexican Peso and the U.S. dollar. As of December 31, 2007 we had net assets of $116,000 and net expenses of $866,000 million denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. dollar revenues and net income. A hypothetical 10% devaluation of the US dollar against the Mexican Peso would thus result in approximately $98,000 net decrease in our earnings.

Interest rate risk

        Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and other. In 2007 we used interest derivative financial instruments. See also disclosure about hedging in Item 5 – Impact of Exchange Rate Fluctuations. As of December 31, 2007, we had total loans borrowed bearing variable interest rates of $ 5.7 million.

        The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $41,000 assuming all other variables are constant.

Israeli CPI

Our exposure to market rate risk for changes in CPI relates primarily to loans borrowed by us from banks and other. As of December 31, 2007, we had total loans borrowed linked to CPI of $ 18 million. The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $18,000 assuming all other variables are constant.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
		2008	2009	2010	2011	2012 and thereafter
interest		(In thousands)

Assets:

Cash - in U.S. dollars	5.0%	980
Cash- In other NIS		48
Cash- In other currency:		72

Liabilities:

Short-term bank credit
In NIS:	5.85-6.8	2,508	-	-	-	-
In other currency		20	-	-	-	-

Long-term loans (including
current maturities)
In U.S. dollars:	Libor +2 -2.2	900	800	800	800	2,200
In NIS	4-7.39	7,136	5,440	5,797	4,197	3,956
In other currency						737

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        (a) Evaluation of Disclosure Controls and Procedures

        Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2007. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

        (b) Management's Report on Internal Control Over Financial Reporting

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework. As permitted, our management excluded from its assessment the assets and activities of Cellocator Ltd. and Matan Y. Communication and Tracking Systems, or Cellocator, which we acquired in September 2007, and which accounted for approximately 7% of our revenues for the fiscal year ended December 31, 2007. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2007 and 2006.

	2007	2006
	In USD in thousands

Audit Fees(1)	153	144
Audit-Related Fees(2)	109	-
Tax Fees(3)	10	17
All Other Fees	18	-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for services not provided in Audit Fees, such as services provided in connection with the preparation of our registration statement on Forms F-3, filed with the SEC in May 2007 and amended in September 2007.

(3)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments.

Pre-Approval Policies and Procedures

        Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay&Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2007 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER ANDAFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association filed by us as Exhibit 3.1 to the our Registration Statement on Form F-1, registration number 33-76576, and incorporated herein by reference.

1.2	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006, incorporated by reference to Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2006.

4.1	English translation of Hebrew language translation of Agreement between the Company, Matan Y. Communication Tracking Systems Ltd. and Amnon Duchovna-Naveh dated July 16, 2007, incorporated by reference to Registrant’s Registration Statement on Form F-3/A, filed with the Commission on September 24, 2007.

4.2	Securities Purchase Agreement among the Company and the Investors as defined therein, dated April 2, 2007, incorporated by reference to Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.3	Registration Rights Agreement among the Company and the Investors as defined therein, dated April 2, 2007, incorporated by reference to Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.4	Form of Ordinary Share Purchase Warrant issued to the investor parties to the Securities Purchase Agreement, dated April 2, 2007, incorporated by reference to Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.5	English Translation of Hebrew Language Order Form and Warrant issued in Israeli Private Placement in January 2007, incorporated by reference to Registrant’s Form 20F/A, filed with the Commission on July 31, 2007.

8.1	A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

April 8, 2008.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

POINTER TELOCATION LTD.

        We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of two subsidiaries, whose financial statements reflect total assets constituting 3.7% and 2.6% as of December 31, 2007 and 2006, respectively, and total revenues constituting 6.5%, 5.2% and 5.7% of the related consolidated totals for the years ended December 31, 2007, 2006 and 2005, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2o to the consolidated financial statements, in 2006 the Company adopted statement of Financial Accounting Standard Board No. 123 (revised 2004) “Share Based Payment”.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 8, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton Argentina
Av. Corrientes 327 piso 3º
C1043AAD - Buenos Aires
Argentina

T (54 11) 4105 0000
To the Shareholders of	F (54 11) 4105 0100
Pointer Localización y Asistencia S.A.	E post@gtar.com.ar
(Previously named Tracsat S.A.)	www.gtar.com.ar

We have audited the accompanying balance sheets of Pointer Localización y Asistencia S.A. (Previously named Tracsat S.A.) (an Argentine corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Bord (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Localización y Asistencia S.A. (previously named Tracsat S.A.) as of December 31, 2007 and 2006 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON ARGENTINA S.C.

Buenos Aires, Argentina
April 7, 2008

Pointer Recuperación de México, S. A. de C. V.

Certified Public Accountants
Member of Grant Thornton International

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Pointer Recuperación de México, S. A de C. V.

We have audited the accompanying balance sheets of Pointer Recuperación de México, S.A de C.V. (based in Mexico) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Recuperación de México, S. A. de C. V. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

SALLES, SAINZ – GRANT THORNTON, S.C.

Rogelio Avalos
Partner

Mexico City, MEXICO
January 25, 2008

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,200	$5,850
Trade receivables (net of allowance for doubtful accounts of $321 and $ 302 at
December 31, 2007 and 2006, respectively)	11,756	8,315
Other accounts receivable and prepaid expenses (Note 3)	2,001	1,368
Inventories (Note 4)	2,657	1,447

Total current assets	17,614	16,980

LONG-TERM ASSETS:
Long-term accounts receivable	337	183
Severance pay fund	4,866	3,794
Property and equipment, net (Note 5)	7,708	7,346
Deferred income taxes	941	777
Other intangible assets, net (Note 6)	18,058	8,612
Goodwill	50,712	38,707

Total long-term assets	82,622	59,419

Total assets	$100,236	$76,399

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 7)	$10,564	$11,801
Trade payables	8,001	5,378
Deferred revenues and customer advances	8,253	6,584
Other accounts payable and accrued expenses (Note 8)	6,123	4,091

Total current liabilities	32,941	27,854

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 9)	18,460	15,833
Long-term loans from shareholders and others (Note 10)	5,767	7,490
Other long-term liabilities	89	-
Accrued severance pay	5,730	4,650
Convertible debentures (Note 11)	1,979	-

	32,025	27,973

MINORITY INTEREST	3,067	1,142

SHAREHOLDERS' EQUITY:
Share capital (Note 13) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2007 and 2006; Issued and outstanding: 4,612,875 and 3,222,875 shares at December 31, 2007 and 2006,
respectively	3,139	2,140
Additional paid-in capital	116,910	103,880
Receipts on account of shares	-	2,586
Accumulated other comprehensive income	1,766	98
Accumulated deficit	(89,612)	(89,274)

Total shareholders' equity	32,203	19,430

Total liabilities and shareholders' equity	$100,236	$76,399

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2007	2006	2005

Revenues (Note 17b):
Products	$15,821	$9,701	$8,856
Services	35,806	32,211	28,108

Total revenues	51,627	41,912	36,964

Cost of revenues:
Products	9,414	5,602	5,727
Services	23,034	20,786	17,587
Amortization of intangible assets	277	-	-

Total cost of revenues	32,725	26,388	23,314

Gross profit	18,902	15,524	13,650

Operating expenses:
Research and development, net	1,675	1,170	892
Selling and marketing	4,934	3,927	3,693
General and administrative	6,209	4,749	5,644
Amortization of intangible assets and impairment of long-lived
assets (Note 5c)	1,877	2,112	2,462
Other income, net (Note 1g)	-	(1,292)	-

Total operating expenses	14,695	10,666	12,691

Operating income	4,207	4,858	959
Financial expenses, net (Note 18a)	2,814	2,577	4,027
Other expenses (income), net (Note 18b)	12	(14)	(341)

Income (loss) before taxes on income	1,381	2,295	(2,727)
Taxes on income	353	82	-

Income (loss) before minority interest	1,028	2,213	(2,727)
Minority interest	1,366	1,044	-

Net income (loss)	$(338)	$1,169	$(2,727)

Basic net earnings (loss) per share (Note 14)	$(0.08)	$0.39	$(1.17)

Diluted net earnings (loss) per share (Note 14)	$(0.08)	$0.31	$(1.17)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	1,704,505	$1,145	$94,127	$(117)	$-	$(353)	$(87,716)		$7,086

Issuance of shares and warrants, net	722,587	500	6,391	-	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-	-		-
Amortization of deferred stock-based
compensation	-	-	-	126	-	-	-		126
Exercise of warrants and stock options	51,928	35	179	-	-	-	-		214
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss								$(3,512)

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)	-	(1,138)	(90,443)		10,805

Reclassification of deferred stock
compensation into additional paid-in
capital upon adoption of SFAS 123(R)	-	-	(1)	1	-	-	-		-
Stock-based compensation expenses	-	-	153	-	-	-	-		153
Exercise of warrants and stock options	743,855	460	3,021	-	-	-	-		3,481
Receipts on account of shares	-	-	-	-	2,586	-	-		2,586
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	1,236	-	$1,236	1,236
Net income	-	-	-	-	-	-	1,169	1,169	1,169

Total comprehensive income								$2,405

Balance as of December 31, 2006	3,222,875	2,140	103,880	-	2,586	98	(89,274)		19,430

Issuance of shares	1,390,000	999	10,019	-	-	-	-		11,018
Stock-based compensation expenses	-	-	425	-	-	-	-		425
Receipts on account of shares	-	-	2,586	-	(2,586)	-	-		-
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	1,668	-	$1,668	1,668
Net loss	-	-	-	-	-	-	(338)	(338)	(338)

Total comprehensive income								$1,330

Balance as of December 31, 2007	4,612,875	$3,139	$116,910	$-	$-	$1,766	$(89,612)		$32,203

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities:

Net income (loss)	$(338)	$1,169	$(2,727)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	5,273	4,490	4,997
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	750	137	1,961
Accrued severance pay, net	(70)	(166)	484
Gain from sale of property and equipment, net	(182)	(563)	(299)
Gain from realization of investment in subsidiary, net	-	-	(359)
Amortization of deferred stock-based compensation	783	251	126
Minority interest in earnings of subsidiary	1,366	1,044	-
Decrease (increase) in trade receivables, net	(1,172)	(1,167)	2,581
Decrease (increase) in other accounts receivable and prepaid
expenses	(421)	(36)	2,301
Increase in inventories	(395)	(490)	(144)
Write-off of inventories	150	127	199
Deferred income taxes	(174)	(99)	-
Decrease (increase) in long-term accounts receivable	(141)	60	(20)
Increase (decrease) in trade payables	730	1,049	(359)
Increase (decrease) in other accounts payable and accrued
expenses	1,855	(400)	(2,962)

Net cash provided by operating activities	8,014	5,406	5,779

Cash flows from investing activities:

Proceeds from short-term bank deposits	-	-	15
Purchase of property and equipment	(2,638)	(2,277)	(2,020)
Proceeds from sale of property and equipment	860	1,026	519
Proceeds from realization of investment in subsidiary	-	-	6,241
Acquisition of Cellocator (a)	(16,571)	-	-
Acquisition of activities and assets of Shagrir Towing Services
Ltd. and ADACH Property Ltd. (formerly: Shagrir (1985) Ltd.)
("ADACH") (b)	-	-	(43,847)
Acquisition of other intangible assets	(117)	-	-

Net cash used in investing activities	(18,466)	(1,251)	(39,092)

Cash flows from financing activities:

Receipt of long-term loans from banks	5,000	2,243	16,066
Repayment of long-term loans from banks	(4,347)	(2,949)	(2,035)
Receipt of long-term loans from shareholders and others	-	131	21,136
Repayment of long-term loans from others	(2,767)	(4,529)	(6,241)
Proceeds from issuance of shares and exercise of warrants, net	9,588	3,481	6,176
Receipts on account of shares	-	2,586	-
Short-term bank credit, net	(1,752)	(973)	(401)

Net cash provided by (used in) financing activities	5,722	(10)	34,701

Effect of exchange rate changes on cash and cash equivalents	80	9	233

Increase (decrease) in cash and cash equivalents	(4,650)	4,154	1,621
Cash and cash equivalents at the beginning of the year	5,850	1,696	75

Cash and cash equivalents at the end of the year	$1,200	$5,850	$1,696

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2007	2006	2005

(a)	Acquisition of Cellocator and Matan activities:

	Fair value of assets acquired and liabilities assumed at
	date of acquisition:

	Working capital	$(1,323)	$-	$-
	Property and equipment	(151)	-	-
	Customer related intangibles	(3,943)	-	-
	Brand name	(1,775)	-	-
	Developed technology	(4,890)
	Goodwill	(8,750)	-	-
	Accrued severance pay, net	20

		(20,812)	-	-

	Fair value of shares issued	1,430
	Fair value of convertible debentures	1,951
	Accrued expenses	860	-	-

		4,241

		$(16,571)	$-	$-

(b)	Acquisition of activities and assets of Shagrir Towing
	Services Ltd. and ADACH:

	Fair value of assets acquired and liabilities assumed at
	date of acquisition:

	Working capital	$-	$-	$4,568
	Property and equipment	-	-	(5,760)
	Customer related intangibles	-	-	(8,558)
	Brand name	-	-	(1,920)
	Goodwill	-	-	(31,652)
	Long-term loan	-	-	(1,175)
	Accrued severance pay, net	-	-	6

		-	-	(44,491)
	Fair value of shares and warrants issued	-	-	644

		$-	$-	$(43,847)

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the period for interest	$1,750	$2,549	$1,200

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Pointer Telocation Ltd., (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company provides a range of services and products toinsurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management location based and other value added services. The Company provides services, for the most part, in Israel, Argentina and Mexico, through its local subsidiaries. Independent operators provide similar services in Latin America, Europe and ROW utilizing the Company’s technology and operational know-how. The Company’s shares are traded on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange.

b.	On September 18, 2007, the Company completed the acquisition of all of the assets and assumed substantially all of the liabilities and operations of Cellocator Ltd and Matan Y. Communication and Tracking Systems (“Cellocator transaction”) which were engaged in selling automatic vehicle location technology. The consideration for the acquisition consisted of (i) $15.1 million (ii) 160,000 Ordinary shares of the Company; and (iii) a non-tradable debenture with a fair value of $1,951 convertible into 160,000 of the Company Ordinary shares (see note 11). In addition, the Company paid Cellocator approximately $1.6 million in connection with the post closing working capital adjustment as part of the acquisition.

In recpect of the acquisition, the Company entered into $ 5,000 million loan agreement with Bank Hapoalim B.M. (See Note 9)

The consideration is comprised of the following:

Cash	$16,731
Issuance of shares	1,430
Issuance of Convertible debenture	1,951
Transactions costs	700

Total consideration - purchase price	$20,812

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisition was accounted under the purchase method of accounting as determined by Statement of Financial Accounting Standards (“SAFS”) No. 141, “Business Combinations” (“SFAS No. 141”) and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition.

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the acquisition, as follows:

U.S. dollars in thousand

Working capital	$1,323
Property and equipment	151
Customers related intangible	3,943
Brand name	1,775
Developed technology	4,890
Goodwill	8,750
Accrued severance pay, net	(20)

20,812

For estimated amortization expenses related to intangible assets, see Note 6c.

For estimated amortization periods related to intangible assets, see Note 2g.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

The unaudited pro forma information below assumes that the Cellocator transaction had been consummated on January 1, 2007 and 2006 and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Year ended December 31,
	2007	2006
	Unaudited

Net revenues	$62,615	$50,006

Net income	$1,876	$2,018

Basic net earning per share	$0.43	$0.64

Diluted net earning per share	$0.43	$0.57

c.	On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities, the assets and liabilities of Shagrir Towing Services Ltd. and ADACH (“Shagrir transaction”) by the Company’s subsidiary Shagrir Systems Ltd, formerly Shagrir Motor Vehicle Systems (“Shagrir “) in consideration of approximately $ 44 million. Shagrir Towing Services Ltd. was engaged in the field of road side assistance and towing services in Israel.

The consideration comprised of the following:

Cash	$34,828
Fair value of the loan from Shagrir Towing Services Ltd.	8,006
Warrants to purchase the Company's shares (see Note 13c(3))	644
Transactions costs	331

Total consideration - purchase price	$43,809

The acquisition was accounted under the purchase method of accounting as determined by SFAS No. 141 and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on their estimated fair value at the date of acquisition.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

Based upon a valuation of assets acquired and liabilities assumed, Shagrir allocated the total cost of the acquisition, as follows:

Net working capital	$(4,076)
Property and equipment and other assets	8,078
Long-term liabilities	(2,323)
Customers related intangible	8,558
Brand name	1,920
Goodwill	31,652

Total purchase price	$43,809

For estimated amortization expenses related to intangible assets, see Note 6c.

For estimated amortization periods related to intangible assets, see Note 2g.

Shagrir funded the Shagrir transaction through a credit line of $ 23,000, made available by Bank Hapoalim B.M., a loan of $ 9,000 provided by Shagrir Towing Services ( the seller) (see Note 10d(3)), a loan of approximately $ 10,000 provided by a group of investors led by Gandyr Investments Ltd. (“Gandyr group”) (see Note 10d(4)) and Egged Holdings Ltd. (“Egged”) (see Note 10d(1)), a loan of $ 2,000 provided by the Company and Gandyr group and Egged (see Note 10d(1) and 10d(2)) and $ 1,000 invested by the Company in equity, which was financed by the Company’s issuance of shares and warrants (see Note 13c(1)).

On November 30, 2005, Gandyr group exercised its options to convert the loan, of approximately $ 6,000, into 43.44% of the shares of Shagrir As a result, the Company recorded in 2005 a gain from the decrease in holdings of Shagrir of $ 359.

During 2006, a convertible loan from Egged at the amount of $ 2,065 was repaid and other loans were modified (see Note 10d(1)).

d.	During 2001, the Company purchased 92.5% of Pointer Localization Y Asistencia SA’s (formerly: Tracsat S.A.) (“Pointer Argentina) share capital. Pointer Argentina is the operator of the Company’s systems and products that provides stolen vehicle recovery services in Buenos Aires, Argentina.

In 2003 and 2004, Pointer Argentina issued 280 and 560 shares to two employees, respectively. As a result, the Company’s holdings in Pointer Argentina were reduced to 86.45%. In 2006 the Company repurchase 840 shares from Pointer Argentina’s employees. As a result, the Company holds in Pointer Argentina 93%.

e.	On June 17, 2004, the Company incorporated a local Mexican operator and service provider, Pointer Recuperacion de Mexico S.A. de C.V. (“Pointer Mexico”), jointly held by the Company and its Mexican local partners, 96.5% and 3.5% respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

On December 2004 and January 25, 2005, the Company sold to its local partners a total of 28.5% of its holdings in Pointer Mexico in consideration of its par value. In February 2007, 2,895 shares were transferred to the Company from its local partners in consideration of their par value. As of December 31, 2007 the Company and its Mexican local partners hold 74% and 26% of Pointer Mexico respectively. Pointer Mexico is providing location, tracking and recovery of stolen vehicles services to its customers in Mexico.

f.	On May 26, 2006, the Company entered into a settlement with respect to a past claim against a Latin American customer, pursuant to which the Company received a net amount of approximately $ 1,292.

g.	In March 2007, the Company executed a binding Memorandum of understanding (MOU), with the Argentinean service provider to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinean provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinean provider shall transfer to Pointer Argentina all of its location based services and stolen vehicle retrieval business in consideration of 11% of the outstanding share capital of Pointer Argentina. Thereafter, based on the success of the cooperation during the two years following the closing, the Argentinean provider may increase its holdings in Pointer Argentina. As part of this agreement, based on the success of the cooperation, the Company undertook to provide certain financing to Pointer Argentina during the first two years of the project. As of December 31, 2007 the closing did not take place yet.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

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

For Pointer Argentina, whose functional currency has been determined to be its local currency, the Argentine peso, for Pointer Mexico, whose functional currency has been determined to be its local currency, the Mexican peso and for Shagrir whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

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

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2007, 2006 and 2005, the Company and its subsidiaries wrote off approximately $ 150, $ 127 and $ 199, respectively. The write-offs are included in cost of revenues.

f.	Property and equipment:

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

Goodwill reflects the excess of the purchase price of the acquired business over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2007, the Company has determined that no impairment with respect to goodwill exists. The amount of goodwill included in the computation of the gain from the decrease in holdings of Shagrir in 2005 (see Note 1c) is $ 5,279. During 2007 and 2006, the Company reduced the goodwill at the amount of $ 532 and $1,489, respectively due to the realization of tax loss carryforward of subsidiary, that at the date of acquisition of the subsidiary were not more-likely-than-not to be realized.

Intangible assets consist of the brand name, customers related intangible, developed technology and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

The brand names are amortized over a two to nine years period,

The Customers related intangibles are amortized over a five to nine years period.

The developed technology is amortized over a five-year period.

Patents are amortized over an eight-year period.

h.	Impairment of long-lived assets:

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

During the year ended December 31, 2007 and 2006, an impairment loss of $36 and $ 372 respectably has been recognized (see Note 5c).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities during 2007 are as follows:

Balance, beginning of the year	$338
Acquisition of Cellocator activities	85
Warranties issued during the year	287
Settlements made during the year	(192)
Expirations	(125)
Foreign currency translation adjustment	18

Balance, end of year	$411

j.	Revenue recognition:

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

k.	Research and development costs:

Research and development costs, are charged to expenses as incurred.

l.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 were $ 439, $ 344 and $ 408, respectively.

m.	Deferred income taxes:

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

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

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

FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 has no significant effect on the Company’s financial statements.

n.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”).

o.	Accounting for stock-based compensation:

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

During the years ended December 31, 2007, 2006 and 2005, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 783, $ 251 and $ 126, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and SAB 110 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Data related to options to purchase the Company shares:

1.	The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2007, 2006 and 2005 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2007	2006	2005

Risk free interest	4.14%	4.3%	4.3%
Dividend yields	0%	0%	0%
Volatility	81%	52%	49.3%
Expected term (in years)	3.75	2.32	3.95

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2007	165,842	$14.6
Granted	155,000	$8.7
Exercised	-	$-
Forfeited	(64,697)	$18.91

Outstanding at December 31, 2007	256,145	$9.98	3.55	$-

Exercisable at December 31, 2007	70,895	$13.1	1.77	$-

Vested and expected to vest at
December 31, 2007	253,645	$9.97	3.55	$-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $ 4.36, $ 2.6 and $ 4.1, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s stock.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2007, there was approximately $ 491 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 2.22 years. Total grant-date fair value of options that vested during the year ended December 31, 2007 was approximately $ 65.

2.	Data related to options to purchase Shagrir shares:

As of December 31, 2007, 1,690 options to purchase Shagrir shares are outstanding (non are exercisable). Weighted average exercise price of these outstanding options is $ 170.

The weighted average fair values of options granted during the year ended December 31, 2006 was $ 200. No options were granted during 2005 and 2007.

Those options vest primarily over four years. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended December 31, 2006

Risk free interest	5.6%
Dividend yields	0%
Volatility	34%
Expected term (in years)	4.13

As of December 31, 2007, there was approximately $ 145 of total unrecognized compensation costs related to non-vested share-base compensation arrangements granted under Shagrir’ stock option plans.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company and its subsidiaries had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

Year ended December 31 2005

Net loss as reported	$(2,727)
Add: Amortization of deferred stock-based compensation in
accordance with APB No. 25	126
Deduct: Amortization of deferred stock-based compensation
determined under fair value method for all awards	(250)

Pro forma net loss	$(2,851)

Basic and diluted net loss per share as reported	$(1.17)

Pro forma basic and diluted net loss per share	$(1.21)

q.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2007, 2006 and 2005 were $ 534 $ 428 and $ 635, respectively.

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

Trade receivables include amounts billed to clients located mainly in Israel and Latin America and Europe. Management periodically evaluates the collectibility of these trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. As for major customers, see Note 17c.

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

t.	Derivatives and hedging activities:

Financial Accounting Standard Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures, in order to further reduce the Company’s exposure to foreign currency risks.

u.	Reclassifications:

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation. The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Impact of recently issued Accounting Standards:

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

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), “Business Combinations”. SFAS 141R will change the accounting for business combinations.

Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2006

Government authorities	$326	$118
Employees	63	25
Prepaid expenses	352	376
Deferred income taxes	978	811
Others	282	38

	$2,001	$1,368

NOTE 4:	–	INVENTORIES

Raw materials	$844	$148
Work in process	322	-
Finished goods	1,491	1,299

	$2,657	$1,447

NOTE 5:	–	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2007	2006

Cost:
Installed products	$3,072	$3,051
Computers and electronic equipment	4,468	3,709
Office furniture and equipment	860	701
Motor vehicles	6,410	4,958
Network installation	1,692	1,434
Buildings	476	422
Leasehold improvements	506	358

	17,484	14,633

Accumulated depreciation:
Installed products	2,268	2,410
Computers and electronic equipment	3,196	2,176
Office furniture and equipment	442	314
Motor vehicles	2,466	1,488
Network installation	1,144	762
Buildings	22	13
Leasehold improvements	238	124

	9,776	7,287

Depreciated cost	$7,708	$7,346

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	–	PROPERTY AND EQUIPMENT (Cont.)

b.	Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 were $ 2,623 (including impairment of $ 36), $ 2,750 (including impairment of $ 372), and $ 2,533, respectively.

c.	During 2006, due to the requirement of certain major potential customers in Mexico to increase the territorial coverage to a nationwide coverage and due to the increased costs of communication services with respect to the proprietary system that was used, Pointer Mexico’s management has decided to migrate from the Company’s traditional radio frequency (RF) system communication technology to Cellular/GPS technology in Mexico. Therefore, Pointer Mexico’s management has recognized an impairment loss related to its base stations (network installation), which constitute the base of its former installed technology to provide its services, and installed products (RMU’s) which are the devices used to locate the vehicles. This group of assets has been reduced to its fair value as determined by the management based on present value of future net cash flows. Impairment loss has been recognized in a separate caption within the statement of operations in the amount of $ 372 for the year ended December 31, 2006 and $ 36 for the year ended December 31, 2007.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	–	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2007	2006

Cost:
Patents	$639	$639
Developed technology	4,890	-
Customer related intangible	15,446	10,419
Brand name	4,448	2,478

	25,423	13,536

Accumulated amortization:
Patents	636	627
Developed technology	277	-
Customer related intangible	5,129	3,345
Brand name	1,323	952

	7,365	4,924

Amortized cost	$18,058	$8,612

b.	Amortization expenses for the years ended December 31, 2007, 2006 and 2005 were $ 2,118 $ 1,740 and $ 2,464, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2008	$3,243
2009	3,169
2010	3,118
2011	3,097
2012	2,820
Thereafter	2,611

$18,058

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	–	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS,SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2007	2006	2007	2006
	%

Short-term bank loans:
In Argentine pesos	-	19	$-	$3
In NIS	5.85-6.1	6.6-7	2,466	2,921

			2,466	2,924

Short-term bank credit:
In, or linked to, dollars	LIBOR +1.5	-	20	-
In NIS	6.75	6.35	42	1,117

			62	1,117

Current maturities of long-term
loans from banks, shareholders
and others:
In, or linked to, dollars	LIBOR +2-2.2	LIBOR +2.2	900	1,000
In, or linked to, dollars	-	LIBOR +2.25	-	412
In NIS linked to CPI	4-6.5	4-6.5	5,478	4,942
In NIS	6.681-7.39	6.681-7.39	1,658	1,406

			8,036	7,760

			$10,564	$11,801

Unutilized credit lines			$4,128	$2,455

NOTE 8:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2006

Employees and payroll accruals	$3,070	$2,445
Government authorities	290	124
Provision for warranty	411	338
Accrued expenses	2,173	903
Related party	51	51
Others	128	230

	$6,123	$4,091

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2007	2006	2007	2006
	%

In, or linked to, dollars	LIBOR +2-2.2	LIBOR +2.2-2.25	$5,500	$2,168
In NIS linked to CPI	5.48	5.5-6	7,552	7,874
In NIS	6.68-7.39	6.68-7.39	9,389	9,953

			22,441	19,995
Less - current maturities			3,835	4,004
Less - discount			146	158

			$18,460	$15,833

b.	As of December 31, 2007, the aggregate annual maturities of the long-term loans are as follows:

2008 (current maturities)	$3,835
2009	3,929
2010	4,136
2011	4,357
2012	3,961
Thereafter	2,223

$22,441

c.	In respect of the bank loans that funded the Shagrir transaction (see Note 1c), the Company granted to Bank Hapoalim B.M. a warrant to purchase up to 100,000 Ordinary shares of the Company, during 2007, all of the warrants expired.

Under the credit facility from Bank Hapoalim B.M., Shagrir is required to meet financial covenants, as follows:

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the principal loan plus interest) of long-term loans from the bank, will not be less than 1, at any time.

3.	The shareholder’s equity, including loans from shareholders, will not be less than NIS 25 million, at any time.

4.	Shagrir will not distribute dividends without a written pre-approval from the bank.

As of December 31, 2007, Shagrir meets the financial covenants.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	LONG-TERM LOANS FROM BANKS (Cont.)

d.	In respect of the bank loans that funded the Cellocator transaction (see Note 1b), the company is required to meet certain financial covenants as follow:

The main financial covenants are:

1.	The ratio of the shareholders equity to the total assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.	The ratio of the Company’s debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 5 in 2008, 4.5 in 2009 and 4 in 2010 and thereafter.

3.	The ratio of Pointer Telocation Ltd.‘s debt (debt to banks, convertible debenture and loans from others hat not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2008, 3.5 in 2009 and 2.5 in 2010 and thereafter.

As of December 31, 2007, the Company meets the financial covenants.

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders – composition:

	Interest rate		December 31,
	2007	2006	2007	2006
	%

In NIS linked to CPI (see d1
below)	4-6.5	4-6.5	$728	$1,505

			728	1,505

Less - current maturities			728	860

			$-	$645

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	Long-term loans from others – composition:

	Interest rate		December 31,
	2007	2006	2007	2006
	%

In NIS linked to CPI (see
d2-d3 below)	6.5-4	6.5	$9,234	$9,611
In NIS (see d4 below)	4	4	-	280
In Mexican pesos	-	-	737	737

			9,971	10,628
Less - current maturities			3,473	2,896
Less - discount			731	887

			$5,767	$6,845

c.	As of December 31, 2007, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2008 (current maturities)	$4,201
2009	2,311
2010	2,461
2011	640
Thereafter	1,086

$10,699

d.	1.	On October 1, 2006 Shagrir entered into an agreement to replace two long-term loans from Egged bearing an annual interest rate of 4% to 7.5%, at the aggregate amount of approximately $ 2,392, into two long-term loans to mature in two years. The new loans bear an annual interest rate of 4% to 6.5% and are linked to the Israeli CPI. The option granted to Egged to purchase Shagrir’s Ordinary shares or the Company’s Ordinary shares was cancelled.

The outstanding loan balance as of December 31, 2007 is $ 728.

The replacement of the loans was accounted for as an extinguishment in accordance with EITF Issue No. 96-19, “Debtor’s Accounting for Modification or Exchange of Debt Instruments”. The extinguishment resulted in an immaterial gain.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

2	Loans in the amount of $ 2,932 (NIS 11,276) from Gandyr group are linked to the Israeli CPI and bear an annual interest rate of 6.5%. The loans shall be repaid in nine quarterly installments, commencing six months from February 28, 2005, in accordance with the Company’s financial ability. Until December 31, 2007, no amounts were repaid in respect to these loans.

3	A loan of $ 7,582 (NIS 29,162) is to be repaid by Shagrir to Shagrir Towing Services Ltd.(the seller). The loan is being repaid in 20 quarterly payments commencing one year from February 28, 2005, linked to the Israeli CPI and bears an annual interest rate of 6.5%.

In addition, the Company granted Shagrir Towing Services Ltd. and ADACH jointly a warrant to purchase up to 250,000 of its Ordinary shares. During 2007, all of the warrants expired.

4	A loan of $ 7,540 (NIS 29.1 million) related to the Shagrir transaction was funded by Gandyr group.

NOTE 11:	–	CONVERTIBLE DEBENTURE

Debentures at the principle amount of $1,922 convertible into 160,000 Ordinary shares of the Company, nominal value NIS 3.00 each. The debenture bears interest at the annual LIBOR rate to accrue from the later of: (1) the date on which the holder provided an irrevocable written notice to the Company that it does not wish to convert the debenture into Ordinary shares of the Company, or (2) in the event that by 33 months from the date of issuance, the holder did not provide the Company with notice of conversion. The interest shall accrue until the date of repayment. During 2008 the seller notified the Company that he does not wish to convert the debenture into Ordinary shares of the Company. The debenture shall be matured in September 2010.

NOTE 12:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	Shagrir recorded a first priority charge on all of its assets in favor of banks, and Shagrir Towing Services has a second priority fixed charge over Shagrir’s rights to proceeds from several of its customers.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Collateral:

1.	To secure Shagrir’ obligations for providing services to several of its customers, Shagrir provided a bank guarantee in the amount of about $ 426, in force until December 2007 – August 2010.

2.	The Company obtained bank guarantees in the amount of $ 211 in favor of its lessor, supplier and customs.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2007 is $ 2,230. No royalties were accrued or paid during 2007, 2006 and 2005.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2010. Minimum annual rental payments under non-cancelable operating leases are as follows:

2008	$919
2009	428
2010	309
2011	12

$1,668

Rent expenses for the years ended December 31, 2007, 2006 and 2005, were $ 1,428 $ 1,328 and $ 1,438, respectively.

e.	Litigation:

1.	In February 2008 the Company finalized the settlement of outstanding litigation with China National Electronics Import & Export Beijing Co, or CEIEC, regarding the alleged breach of agreements regarding CEIEC’s customer Sino Telocation Ltd. for the purchase of a car localization system. Pursuant to the settlement, both parties withdrew the claims against each other and against Bank Hapoalim B.M., used in connection with the agreement.

No provision was recorded in the financial statements in prior years in respect of the potential claim.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	As of December 31, 2007, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 300. The substance of the claims is the malfunction of Shagrir’s products, which occurred during the ordinary course of business. Shagrir’s management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

f.	Commitments:

1.	The Company and DBSI Investment Ltd. (“DBSI”) (see Note 16) have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on April 6, 2003.

This agreement is automatically renewed for additional periods of twelve months each, unless either party gives the other party a notice of termination three months prior to the beginning of a renewal term.

2.	During 1998, the Company entered into an agreement with Shagrir , for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel (“the agreement”). The agreement is for a period of 10 years with an option to extend it by an additional 10 years.

In accordance with the agreement, Shagrir committed to the Company, as determined in the aforesaid agreement, to exclusively purchase a minimum amount of products each year, until the end of 2007. In the event it does not purchase the minimal amount as it committed, Shagrir shall pay the Company the difference between the minimal amount and the amount actually purchased. As of the date of these financial statements, Shagrir is meeting its minimal purchase commitment as it undertook in the aforesaid agreement.

3.	Shagrir entered into a management services agreement with the Company, pursuant to which the Company will provide Shagrir with management services with respect to its business for a period of two years starting February 28, 2005, in consideration of management fees of $260 (NIS 1 million) per year, subject to certain conditions.

4.	Shagrir entered into a management services agreement with Gandyr group and Egged, pursuant to which Gandyr group and Egged will grant management services to Shagrir beginning at the end of a period of 24 months from February 28, 2005, in consideration of approximately $260 (NIS 1 million) per year. Pursuant to the management services agreement, in the event that Gandyr Group or Egged will not exercise the entire options, the parties shall negotiate the management fees. As of December 31, 2006, Egged did not convert its options, and on February 28, 2007 all of its options expired.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.	Under the credit facility from Bank Hapoalim B.M., Shagrir is required to meet financial covenants (see Note 9c).

NOTE 13:	–	SHAREHOLDERS’ EQUITY

a.	In August 2005, a 100:1 to 1 reverse stock split of the Company’s Ordinary shares was affected. As a result of the reverse stock split, each 100 shares of the Company’s Ordinary shares with par value of NIS 0.03 each were converted into one Ordinary share of NIS 3.00 par value. All shares and per share data have been retroactively adjusted to reflect this split.

b.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

c.	Issued and outstanding share capital:

1.	During February and March 2005, the Company completed a round of financing of $ 6,070 ($ 1,000 of which was invested by DBSI Investments Ltd., a major shareholder of the Company), in consideration of 722,587 of the Company’s Ordinary shares at a price per share of $ 8.4. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 158,969 shares of the Company, with an exercise price of $ 8.4 per share. The warrants were exercisable at any time during the period, beginning on February 28, 2005 and until the earlier of: (i) April 6, 2006; or (ii) an M&A transaction. All the warrants expired.

Out of the total number of shares and warrants issued, Egged was issued 309,524 shares and 68,095 warrants.

2.	During 2005, 55,437 warrants and stock options were exercised into 51,928 of the Company’s Ordinary shares. Out of the 55,437 warrants and stock options, 7,000 warrants were exercised by way of cashless exercise into 3,491 Ordinary shares, and 48,437 stock options were exercised into Ordinary shares, for a consideration of $ 214.

3.	During 2006, 806,918 warrants and stock options were exercised into 743,855 of the Company’s Ordinary shares. Out of the 806,918 warrants and stock options, 95,455 warrants were exercised by way of cashless exercise into 32,392 Ordinary shares, and 711,463 warrants and stock options were exercised into Ordinary shares, for a consideration of $ 3,481.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

4.	On December 28, 2006 the Company entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of the Company’s Ordinary shares for an aggregate price of $ 4,700. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 Ordinary shares, such that for each one share purchased, the investors acquired a warrant to purchase half an Ordinary share. The warrants are exercisable into Ordinary shares, at an exercise price of $13.00 per share and are exercisable for a period of four years.

5.	On April 2, 2007, the Company entered into a share purchase agreement, with a group of U.S institutional investors for the purchase of 805,000 of the Company’s Ordinary shares for an aggregate price of $ 8,500. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 Ordinary shares, such that for each one share purchased, the investors acquired a warrant to purchase half an Ordinary share. The warrants are exercisable into Ordinary shares, at an exercise price per share of $ 12.60 and are exercisable for a period of five years

d.	Options:

1.	The Company grants, under various option plans (mainly under the 2003 Employee share option plan), options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to four years. As of December 31, 2007, no options of the 2003 Employee Share Option Plan are available for future grant.

2	A summary of the status of the Company’s employee stock options as of December 31, 2007, 2006 and 2005, and changes during the years then ended, are as follows:

	Year ended December 31,
	2007		2006		2005
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding
at beginning of
year	165,842	$14.6	263,753	$16.3	184,346	$23.0
Granted	155,000	$8.7	12,000	$7.6	99,000	$9.9
Exercised	-	-	(103,522)	$7.8	(16,619)	$4.4
Forfeited	(64,697)	$18.91	(6,389)	$179.3	(2,974)	$263.0

Options outstanding
at end of year	256,145	$9.98	165,842	$14.6	263,753	$16.3

Options exercisable
at end of year	70,895	$13.1	81,092	$19.9	160,077	$20.2

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information relating to employees’ stock options outstanding as of December 31, 2007, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2007	Weighted average remaining contractual life	Weighed average exercise price	Number exercisable at December 31, 2007	Weighed average exercise price
		Years

$7.01	92,000	4.99	$7.01	-	$-
$7.6	12,000	3.05	$7.6	4,000	$7.6
$9.5-10.6	87,000	2.12	$10.1	54,250	$9.9
$11.24	52,500	4.08	$11.24	-	$-
$13.3	12,528	1.14	$13.3	12,528	$13.3
$1,650.0	117	0.41	$1,650.0	117	$1,650.0

	256,145		$9.98	70,895	$13.1

e.	Warrants:

During 2005, the Company issued warrants to purchase up to 508,969 shares of the Company. 158,969 warrants were issued to investors, at an exercise price of $ 8.4 per share and have expired on April 6, 2006 (see 3 above) 250,000 warrants were issued to Shagrir Towing Services Ltd. and ADACH and 100,000 warrants were issued to Bank Hapoalim B.M., at an exercise price of $ 18, as of December 31, 2007 these warrants have expired.

In January 2007, the Company completed a round of financing of $ 4,675, out of which, an amount of $ 2,586 was received as of December 31, 2006, in consideration of 425,000 of the Company’s Ordinary shares at a price per share of $ 11.0. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 212,500 shares of the Company, with an exercise price of $ 13.0 per share. The warrants may be exercised at any time until December 31, 2010.

On April 2, 2007, the Company entered into and consummated a share purchase agreement with a group of United States institutional investors for the purchase of 805,000 of the Company Ordinary shares for an aggregate price of approximately $ 8,500. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of the Company Ordinary shares, such that for each one share purchased, the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into Ordinary shares, at an exercise price per share of $ 12.6 and will be exercisable for a period of five years.

On March 5, 2007, the Board of Directors resolved to modify the terms of the options granted to its former CFO on November 23, 2005, by accelerating the vesting of the options and extending the exercise period after his resignation until June 30, 2008. As a result, the company recorded an amortization of stock compensation in the amount of $100.

as for the issuance of Convertible debenture and shares in respect to 2007 acquisition transaction see Note 11.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

f.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars.

NOTE 14:	–	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2007	2006	2005

Numerator:

Numerator for basic net earnings per share -
Net income (loss)	$(338)	$1,169	$(2,727)
Effect of diluting securities	5	(244)	-

Numerator for diluted net earnings per share -
Net income (loss)	$(333)	$925	$(2,727)

Denominator:

Denominator for basic net earnings per share -
weighted-average number of shares outstanding (in
thousands)	4,271	2,983	2,339
Effect of diluting securities (in thousands)	39	20	-

Denominator for diluted net earnings per share -
adjusted weighted average shares and assumed
exercises (in thousands)	4,310	3,003	2,339

Basic net earnings (loss) per share	$(0.08)	$0.39	$(1.17)

Diluted net earnings (loss) per share	$(0.08)	$0.31	$(1.17)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Law”):

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

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

c.	On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

d.	Income (loss) before taxes on income:

	Year ended December 31,
	2007	2006	2005

Domestic	$2,412	$4,188	$(809)
Foreign	(1,031)	(1,893)	(1,918)

	$1,381	$2,295	$(2,727)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2007	2006

Reserves and accruals	$354	$385
Carryforward tax losses	18,424	17,623
Goodwill	(2,330)	(1,496)
Other temporary differences, net	109	238

Net deferred tax assets before valuation allowance	16,557	16,750
Valuation allowance (3)	(14,638)	(15,162)

Net deferred tax assets	$1,919	$1,588

Domestic	$1,919	$1,588
Foreign	-	-

	$1,919	$1,588

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2007	2006

Current assets	$978	$811
Long-term assets	941	777

	$1,919	$1,588

3.	The Company and its subsidiaries (except Shagrir) have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Since the Company and its subsidiaries (except for Shagrir) have a history of losses, it is more likely than not that the deferred taxes regarding the losses carryforwards and other temporary differences will not be realized in the foreseeable future.

Shagrir has reduced its valuation allowance by $ 524 since it is more likely than not that certain deferred tax assets will be realized in the foreseeable future.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	INCOME TAXES (Cont.)

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2007	2006	2005

Income (loss) before taxes, as reported in
the consolidated statements of operations	$1,381	$2,295	$(2,727)

Statutory tax rate	29%	31%	34%

Theoretical tax expenses (benefit) on the
above amount at the Israeli statutory
tax rate	$400	$711	$(927)
Tax adjustment in respect of different tax
rates	-	(219)	-
Reduction in deferred taxes due to
reduction in future tax rates	-	-	77
Realization of carryforward tax losses for
which a valuation allowance was provided
and change in valuation allowance in
respect of deferred taxes	(352)	(525)	751
Nondeductible expenses and other permanent
differences	305	115	99

	$353	$8	$-

f.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 74,075 (including a capital loss in the amount of approximately $ 30,038) as of December 31, 2007. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 1,114 as of December 31, 2007. The carryforward tax losses will expire from 2009 to 2010.

Carryforward tax losses of Shagrir totaled approximately $ 23,921 as of December 31, 2007. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 3,387 as of December 31, 2007. The carryforward tax losses will expire from 2014 to 2017.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	INCOME TAXES (Cont.)

g.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2007	2006	2005

Current	$-	$182	$-
Deferred	353	(100)	-

	$353	$82	$-

Domestic	$353	$82	$-
Foreign	-	-	-

	$353	$82	$-

NOTE 16:	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2007		2006

Other accounts payable and accrued expenses:
DBSI (see Note 12f(1))	$51		$52

Long-term loans from shareholders and others:
Egged Holdings Ltd. (see Note 12f(1))	$728	(*	$1,505

b.	Transactions with related parties:

	Year ended December 31,
	2007	2006	2005

Management fees to DBSI (see Note 12f(1))	$180	$180	$180

Interest on long-term loans from Egged (see
Note 10a)	$94	$131	$304

*)	During 2007, Egged Holdings Ltd. ceased to be a shareholder of the Company.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:	–	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

The Company operates in one segment, value added services provided to insurance companies and automobile owners.

The Company applies SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”.

b.	Summary information about geographical areas:

		Year ended December 31,
		2007	2006	2005

1.	Revenues *):

	Israel	$42,859	$37,346	$33,181
	Latin America	4,647	3,424	2,852
	Europe	3,836	1,077	906
	Other	285	65	25

		$51,627	$41,912	$36,964

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2007	2006	2005

2.	Long-lived assets:

	Israel	$74,991	$53,638	$52,383
	Argentina	1,162	725	552
	Mexico	325	302	905

		$76,478	$54,665	$53,840

c.	In 2007 and 2006, one customer accounted for 10.5% and 12% of the Company’s revenues, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:	–	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2007	2006	2005

a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$336	$112	$40

	Expenses:
	Bank charges and interest expenses	1,619	1,763	2,191
	Foreign currency translation adjustments	529	(40)	(30)
	Interest on long-term loans to shareholders	-	131	304
	Interest on long-term loans to others	515	631	1,332
	Amortization of discount on long-term loans	-	204	266
	Interest on convertible debenture	28	-	-
	Other	459	-	4

		3,150	2,689	4,067

		$2,814	$2,577	$4,027

b.	Other expenses (income), net:

	Capital loss (gain)	$12	$(20)	$(2)
	Gain from realization of investment in
	subsidiary, net	-	-	(359)
	Other	-	6	20

		$12	$(14)	$(341)