Form 20-F/A
period 2007-12-31
Pointer Telocation Ltd
filed 2009-03-31
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

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

For the transition period from                  to

Commission File number: 001-13128

POINTER TELOCATION LIMITED
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

14 Hamelacha Street,
Rosh Haayin 48091, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, NIS 3.00 nominal value per share	NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, NIS 3.00 nominal value per share ….4,612,875

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2007, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2007 initially filed with the Securities and Exchange Commission, on April 8, 2008, or the Originally Filed 20-F. The Originally Filed 20-F is hereby amended to correct a date which was inadvertently set forth in Exhibit 13.1 and Exhibit 13.2, and this Amendment No. 1 amends those exhibits.

Other than the foregoing items, no part of the Originally Filed 20-F is being amended. Amendment No. 1 does not reflect events occurring after the filing of the Originally Filed 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this amendment thereto and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED By:/s/ Danny Stern —————————————— Danny Stern Chief Executive Officer

March 31, 2009.

EXHIBIT INDEX

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.