Form 20-F
period 2008-12-31
Pointer Telocation Ltd
filed 2009-03-31
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission File number: 001-13128

POINTER TELOCATION LIMITED
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)
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

Ordinary Shares, NIS 3.00 nominal value per share ….4,752,931

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

Yes  ☐    No  ☒

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our” and the “Company” mean Pointer Telocation Limited and its subsidiaries, unless otherwise indicated. We operate in two business segments, our “Pointer segment” and our “Cellocator segment.” Our Pointer segment is comprised of services to the automotive and insurance industries, road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. Our Cellocator segment is a producer of leading automatic vehicle location products, including asset tracking products, fleet management products having location, tracking, event driven reporting, logging and security capabilities, and GSM-based security products. See “Item 4 –Information on the Company.”

This Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that Pointer will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3–Risk Factors.” Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revised any forward-looking statements, whether as a result of new information, future events or otherwise.

On August 10, 2005 a 100 to 1 reverse stock split of our ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of our ordinary shares with par value NIS 0.03 were converted into one ordinary share NIS 3.00. All share numbers in this annual report reflect this reverse split.

“Cellocator” is a trademark owned by us. References in this annual report to “dollars,” “U.S. dollars” and “$” are to United States Dollars and references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

          A.              SELECTED FINANCIAL DATA

The selected financial data is incorporated by reference to Item 5A – Operating Results – Selected Financial Data of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – Financial Statements and are incorporated by reference, and the other financial information appearing in Item 5 of this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

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

          We have a history of losses.

          With the exception of the years 2008, 2006 and 2003, we have incurred a loss in each year of our existence. Our net income in 2008 was $2.3 million and principally resulted from the contribution of a full year of results from our Cellocator segment. Our net income in 2006 was $1.2 million and was principally from continuing operations of $0.3 million and other income of $1.3 million off-set by impairment of long lived assets of $0.4 million. Our net income in 2003 of $5.3 million resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations and was offset by a $3.3 million loss from continuing operations. Prior to 2004, our majority owned subsidiary, Shagrir Systems Ltd. or Shagrir, had never recorded net profits but has recorded shareholders’ equity surplus for the first time in 2006. Although Shagrir is currently profitable and we were profitable in 2008 we may continue to sustain net losses for the foreseeable future, for several reasons, including resulting from increases in working capital deficiency (see Item 5 – Liquidity and Capital Resources) and costs associated with other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses, products and services, in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we may continue to sustain prolonged losses or losses from continuing operations although we had net income in 2008, we may have to cease our operations.

          Conditions and changes in the global economic environment may adversely affect our business and financial results.

          The worldwide economy has recently been adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and business insolvencies. These events and related uncertainty about future economic conditions could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our stock price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery.

          In addition, the automotive industries are cyclical in nature and are currently experiencing a significant downturn, particularly in the United States. Although we do not currently operate in the United States and although our business is not solely dependent on new car sales, the industry as a whole has been adversely affected by many factors, including the current global downturn, efforts by insurance and leasing companies to reduce their spending and increased competition. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

          If the general economy and the automobile services sector does not improve, our business, financial condition and results of operations could be harmed.

          A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our stolen vehicle retrieval services and products.

           Our stolen vehicle retrieval services, or SVR services, and location based services are primarily installed before or immediately after the initial sale of consumer or commercial vehicles. Consequently, a reduction in sales of new vehicles could reduce our applicable market for SVR services and location based services. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices, or an increased difficulty in obtaining credit or financing in the applicable local or global economy. A decline in sales of new vehicles in the markets in which our Pointer segment provides our SVR or location based services and Cellocator segment provides location based products could result in reduced demand for such services.

          The majority of our business operations are based in Israel, and as a result events in Israel may have a disproportionate effect on our operations.

          The majority of the business activities of Shagrir and the majority of our manufacturing operations for Cellocator are based in Israel. The Shagrir and Cellocator businesses account for the majority of our revenues. Consequently, certain events in Israel which may or may not be directly connected with our business may have a disproportionate effect on our operations.

          As related to Shagrir, revenues may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. Although to date we have not seen a drop in private vehicle users as a result of such factors, Shagrir has witnessed fewer new installations of its stolen vehicle retrieval systems in Israel since the fourth quarter of 2008 due to the economic environment. In addition, our stolen vehicle retrieval services business significantly depends on Israeli insurance companies mandating subscription to a service such as ours. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide.

          As related to Cellocator segment, our manufacturing operations are principally based in Israel. Any interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since our manufacturing facilities are located mainly in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel.

          Additionally, a sustained downturn in the Israeli economy could have a significant impact on our business.

          The manufacture of products in our Cellocator segment is highly complex, and an interruption or delay by our suppliers or a failure to deliver by our subcontractors or vendors could adversely affect our business, financial condition or results of operations.

          The products in our Cellocator segment that we market, distribute and sell are either manufactured at our own manufacturing facilities in Israel or, in certain cases, through supply agreements with third party subcontractors. Many of our products are the result of complex manufacturing processes, and are sometimes dependent on raw materials with a limited source of supply. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. In addition, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products. As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

          Our future operations depend on our ability to obtain additional financing.

          We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects, loans and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $42 million from investors, and in February 2005 our subsidiary Shagrir received approximately $44 million in loans and convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. In June 2004, as part of the purchase of all of the securities of Shagrir not already held by our Company at such time, we issued further shares and warrants to purchase our shares (for further information regarding agreements relating to the acquisition of the road-side assistance and towing services of Shagrir Towing Services, see Item 4 - Recent Developments and Item 10 – Material Contracts). We have registered for resale securities issued and issuable in connection with these transactions (for further information regarding the private placement transactions see Item 10 – Material Contracts). In May 2007 our registration statement on Form F-3 was declared effective, pursuant to an investment with a group of U.S. institutional investors consummated in April 2007, covering 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). As a result of the registration statements that we currently have outstanding and are currently filing, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. In September 2007 we received $7 million credit facility from Bank HaPoalim, B.M. to finance part of Cellocator acquisition. In addition, in January 2008 we received a $1 million credit facility from Israel Discount Bank in favor of working capital, which currently is not drawn down. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

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

          In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services in 2005, Shagrir received loans of approximately $23 million from Bank Hapoalim B.M., a loan of approximately $9 million from Shagrir Towing Services, a loan of approximately $11.5 million from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. and a loan of approximately $2 million from the Company.

          Shagrir repaid all of these loans, other than the amounts held by Bank Hapoalim, prior to the end of 2008, by means of available funds and through funds provided by additional loans from Bank Hapoalim. These loans provided by Bank Hapoalim to Shagrir are in NIS currency and the interest rate is 7%-7.75%. As of December 31, 2008 the outstanding balances of these loans were $6 million and $ 1.7 million. As a result, as of December 31, 2008, Shagrir has in the aggregate approximately $22.2 million in outstanding loans, which are all entered into with Bank Hapoalim. Although Shagrir has repaid and recapitalized a significant amount of its debts, Shagrir still has substantial outstanding loans. Despite the fact that we are cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should a lender refuse to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations.

          Pointer’s acquisition of the business of Cellocator required financing amounts in excess of what we had in cash reserves on September 18, 2007 (the date of acquisition). For this requirement we received a credit facility of $7 million from Bank Hapoalim, of which approximately $4.6 million remains outstanding as of December 31, 2008. In addition, we have outstanding a convertible debenture in the amount of $1.9 million, which we issued to the seller as part of the consideration for the acquisition of Cellocator and which in January 2008 the seller determined in writing not to convert. The debenture is due and payable in September 2010, and as of December 31, 2008 the debenture has an amount outstanding of approximately $2.1 million. While Pointer is expected to be cash-positive, should we fail to repay the credit facilities and loans in accordance with the repayment schedule pertaining to the lender or if the lender refuses to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor. Non repayment of any of the above mentioned credit facility or loans may have a material adverse affect on our financial condition.

          These credit facilities and loans further contain a number of restrictive covenants on Pointer and Shagrir that limit our operating and financial flexibility. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition and results of operations.

          For further information on these loans, see Item 4 – Recent Developments, Item 5 – Liquidity and Capital Resources and Item 10 – Material Contracts.

          We may not be able to successfully compete in the extremely competitive markets for our products and services.

          We face intense competition in the markets in which we operate.

          In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd. all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran Location & Control Ltd. is our main direct competitor in the stolen vehicle retrieval services market in Israel and Argentina. LoJack - Car Security S.A. and LoJack de Mexico, S. de RL de CV are also our main competitors in Argentina and Mexico, respectively in Stolen Vehicle Recovery. In Fleet Management there are various companies who compete with us in Argentina and Mexico.

          In Europe, Latin America and Asia our Cellocator segment sells mostly GPS/GPRS based vehicle devices and Radio Frequency based vehicle devices. In the GPS/GPRS field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. These devices are offered to operators of Fleet Management and Stolen Vehicle Recovery services and competition is on different aspects such as price, performance parameters, etc.

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

          Due to the significant penetration of stolen vehicle retrieval services and location based services in Israel, and moderate overall growth of these markets in Israel and Argentina, our prospects for growth in such market may be limited.

          Our ability to increase demand for our stolen vehicle retrieval services, or SVR services, and revenues from sales of our location based services is limited by the number of potential vehicles in which our products can be installed in each relevant market. In Israel and Argentina, we anticipate that revenues from sales of our SVR services and location based services will not increase significantly due to the already significant high penetration of such services and moderate overall growth of the markets for such services in Israel and Argentina, which could adversely affect our prospects for growth in such markets.

          Our business depends on limited sources for components, and if we are unable to obtain these components when needed, we will experience delays in manufacturing our products and our financial results may be adversely affected.

          We acquire most of the components utilized in the products in our Cellocator segment, and some products used in our Pointer segment, and certain services from a limited number of suppliers and subcontractors. We may not be able to obtain such items from these suppliers and subcontractors on satisfactory terms in the future. Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.

          The growth of our business depends on the successful execution of our growth strategies.

          Our growth depends on the continued success of existing products, as well as the successful design and introduction of new products. Our ability to create new products and to sustain existing products is affected by whether we can successfully anticipate and respond to consumer preferences and business trends. The failure to develop and launch successful new products could hinder the growth of our business. Also, we may have to invest more in development than original planned, time to market can be longer than expected and there is no assurance of successful development and the returns from a potential market can be lower than expected. The additional investment in development, delay in time to market may adversely affect our business.

          Undetected defects in our products may increase our costs and impair the market acceptance of our products.

          The development, enhancement and implementation of our complex fleet management and command and control systems, and the products sold or used in our business, entail substantial risks of product defects or failures. Despite testing by us and our customers, errors may be found in existing or new products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance, or otherwise adversely affecting our business, financial condition and results of operations. Moreover, the complexities involved in implementing our systems entail additional risks of performance failures. We may encounter substantial delays or other difficulties due to such complexities. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations. In addition, the potential harm to our reputation that may result from product defects or implementation errors could be damaging to us.

          We depend on a small number of customers.

          We depend on a small number of customers located mainly in Israel, Latin America and Europe for a significant part of our revenues,and our future depends on our ability to maintain our existing customers and attract new customers. As a result of our acquisition of the activities of Shagrir Towing Services, the customers which account for a major part of Shagrir revenues in future years are Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. As a result of our acquisition of Cellocator the customers which account for a major of Cellocator revenues are operators located in Europe and Latin America. Although in 2008 none of our customers comprised over 10% of our revenues, the loss of even a small number of customers could materially affect our financial condition.

          If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

          In cases where our customer is the operator or distributor (not owned by us), we use several methods in order to assure collectibility. In most cases, we demand financial guarantees such as a Letter of Credit, export credit facilities or payments before delivery. To a lesser extent we assess collectibility by assessing the credit history for each customer on a case-by-case basis. However, we cannot be certain that our estimations will prove correct as to any one of our customers.

          We rely on operators to provide services for our location based solution systems and to market and deliver our Cellocator products.

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

          Our road-side services in Israel and most of our stolen vehicle retrieval services, or SVR services, of our Pointer segment are sold through annually or monthly fixed price contracts, according to which we are paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials or labor costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which vehicle users may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or increased theft ratio may increase customer usage of our services in any given year, thus reducing profit margins.

          Part of our revenues from SVR services in Israel are linked to the U.S. dollar while operational expenses, like salary, are linked to NIS. Our profit margins could suffer as a result of revaluation of the NIS against the U.S. dollar. Since it is difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins.

          Most of our Cellocator segment products’ prices are linked to the U.S. dollar while operational expenses in Israel such as labor costs and rental are linked indirectly to the NIS account for an important portion of technology costs (both devices and software). Our profit margins could suffer as a result of inflation, where labor costs and other will rise without compensation, where foreign currency payments by customers will not offset the increase. Since it is difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins (for further information on exchange rate risk see Item 5 – Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets).

          Our Cellocator segment relies on limited suppliers to manufacture end units for our Locations Based Solution systems.

          While we have commenced diversifying our product base, offering some customers radio frequency devices and others cellular units together with GPS devices, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our raw material components for our Location Based Solution end unit devices are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is done by 2 sub-contractors. Assembly is done by us and by a subcontractor located in Israel. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
•	reduced manufacturing flexibility due to last moment quantity changes;
•	transportation delays;
•	political and economic disruptions;
•	the imposition of tariffs and export controls on such products;
•	work stoppages;
•	changes in government policies;
•	the loss of molds and tooling in the event of a dispute with a manufacturer; and
•	the loss of time, when attempting to switch from one assembly-manufacturer to another, thereby disrupting deliveries to customers.

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

          Systems based on our products and systems are currently installed in Israel, Latin America, Europe and Asia. In addition, the majority of our sales of our Cellocator segment occur outside of Israel. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic market;
•	foreign exchange controls and licenses;
•	trade restrictions;
•	changes in tariffs;
•	currency fluctuations;
•	economic or political instability;
•	international tax aspects;
•	greater difficulty in safeguarding intellectual property; and
•	difficulty in managing overseas subsidiaries, branches or international operations.

As an example of currency fluctuations, a severe and rapid currency devaluation in Argentina adversely affected the U.S. dollar results during 2002 of our subsidiary, Pointer Localizacion Y Asistencia S.A., or PLA. This was mainly due to PLA’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in U.S. dollars. As an example of foreign exchange controls, Venezuela has in recent years imposed foreign exchange controls, for example in 2003, Venezuela’s foreign exchange controls effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela. Additionally there is currently discussion by the Venezuelan government regarding the institution of a nationalization program, which could further adversely affect our operations there.

          We may encounter significant difficulties in connection with the sale of our products by the sales of Cellocator segment in international markets as a result of one or more of these factors. In particular, the significant revaluation of the U.S. dollar vis−à−vis the NIS during 2008 had and may continue to have an adverse effect on our operations, as we derive most of our revenues in U.S. dollars while we incur most of our expenses in NIS.

          We may be required to record a significant charge to earnings if our goodwill or amortizable assets become impaired.

          Under accounting principles generally accepted in the United States, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually and potentially more frequently depending upon actual events and circumstances. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a sustained decline in our stock price, market capitalization or future cash flows, slower growth rates in our industry, termination of contracts assumed in connection with a merger or acquisition and obsolescence of acquired technology. In particular, the severity of the current worldwide economic downturn and the potential impact of this downturn on our business and our stock price could require us to record a significant charge to earnings in our financial statements due to impairment of our goodwill or amortizable intangible assets. If that happens, then our results of operations will be negatively impacted for the period in which such determination was made.

          The Argentine government may enact or enforce measures to preempt or respond to social unrest or economic turmoil which may adversely affect our business in Argentina.

          Our PLA subsidiary operates in Argentina, where government has historically exercised significant influence over the country’s economy. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. In addition, agreements with unions in Argentina may increase the minimum wages and salaries or impose other conditions which could adversely effect PLA’s business.

          Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

          We are subject to the reporting requirements of the United States Securities and Exchange Commission, or the SEC. The SEC, as directed by Section 404 of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in its annual report on Form 20−F that contains an assessment by management of the effectiveness of the Company’s internal control over financial reporting. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent accountants interpret the requirements, rules or regulations differently from us, they may issue an adverse opinion on our internal control over financial reporting at such time applicable rules require our accountants to provide such an opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

          As a non−accelerated filer, we must now comply with the annual disclosure requirements of Section 404 regarding management’s report on internal control over financial reporting. Pursuant to Section 404(b), under the current rules we will be required to provide an independent auditor’s attestation in the 2009 annual report, i.e., for the year ended December 31, 2009.

          If we determine that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

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

          We cannot give any assurance that we will timely or successfully introduce or develop new or enhanced products, which will effectively compete with new products available in the market. Our business will be negatively impacted if we do not introduce or develop technologically competitive products that respond to customer needs and are priced competitively.

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

          Our success and our ability to compete, particularly in software licensing and sales of Cellocator products depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We cannot assure you that these efforts will successfully protect our technology because:

•	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;
•	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;
•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;
•	measures like entering into non-disclosure agreements afford only limited protection; and
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

          While the use of our Cellular Monitoring Units and services does not require regulatory approvals, the use of our traditional Location Based Services systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by us or by our customers, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station, to the extent required for sale in the U.S. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

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

          Pursuant to a series of investments in our company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 38% of our issued and outstanding shares, or 32% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

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

          The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

•

changes in the global financial markets and U.S. and Israeli stock markets relating to turbulence amid stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and general liquidity concerns;

•	macro changes and changes in market share in the markets in which we provide services and products;

•	announcements of technological innovations or new products by us or our competitors;
•	developments or disputes concerning patents or proprietary rights;
•	publicity regarding actual or potential results relating to services rendered by us or our competitors;
•	regulatory development in the United States, Israel and other countries;
•	events or announcements relating to our collaborative relationship with others;
•	economic, political and other external factors;
•	period-to-period fluctuations in our operating results; and
•	substantial sales by significant shareholders of our ordinary shares which are currently or are in the process of being registered.

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

          Our ordinary shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2009 to February 28, 2009, on the NASDAQ Capital Market was 1,972 shares and on the TASE was 1,326 shares. The high and low bid price of our ordinary shares for since January 1, 2009 to February 28, 2009, has been $4.06 and $3.00, respectively on the NASDAQ Capital Market and between NIS 16.5 (approximately $4.3) and NIS 12.9 (approximately $3.4) during the same period on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

          As a result of corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the costs of compliance with this legislation and our insurance premiums.

Risk Factors Relating to Our Operations in Israel

          Political and Military Conditions in Israel affect our operations.

          We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations, development resources and the products manufacturing, the operations of Shagrir and Cellocator, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, recently there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. The hostilities with Hamas in the Gaza Strip further significantly escalated in December of 2008 and January of 2009.

          Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since our manufacturing facilities are located mainly in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

          Because exchange rates between the New Israeli Shekel, or NIS, and the U.S. dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2002 and 2005 the rate of devaluation of the NIS against the dollar was 7.3% and 6.8% respectively, while in 2003, 2004, 2006 and 2007 the NIS appreciated in value in relation to the dollar by 7.6% 1.6%, 8.2% and 9%, respectively. In 2008 the rate of the revaluation of the NIS against the dollar was 1.1% while the fluctuation during 2008 was between 16% revaluation and 13% devaluation.

          A majority of our revenues are denominated in NIS because our Shagrir subsidiary whose revenues are mainly in NIS, account for approximately 70% of our revenues in 2008. A portion of our loans and credit facilities, the amount of approximately $26 million, approximately 74% out of our total loans and credit facilities, is also denominated in NIS. A portion of our expenses, primarily labor expenses in Israel of Cellocator and Shagrir operation, is incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, our exports, including our sales of Cellocator products, are denominated mainly in U.S. dollars and a significantly lesser portion in Euro and Argentinean pesos. A portion of our loans and credit facilities, consisting of approximately $9.3 million as of December 31, 2008, are denominated in U.S. dollars.

          Our results may be adversely affected by the devaluation of the NIS in relation to the dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2008 we entered into a foreign currency hedging transaction to partial manage risk related to salary expenses in 2009. Therefore, to the extent our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

          For further discussion of such fluctuation of the $ to the NIS, see Item 5 - Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, and Item 11 - Quantitative and Qualitative Disclosures About Market Risk.There can be no assurance that we will not incur losses from such fluctuations in the future.

     We may be adversely affected by a change of the Israeli Consumer Price Index.

     Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2008, we had total loans borrowed linked to Israeli CPI of approximately $6.9 million. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our borrowings.

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

          Our principal place of business is located at 14 Hamelacha Street Afek Industrial Park, Rosh Haayin, Israel, and our telephone number is 972-3-572-3111. Our Web site is www.pointer.com. Information on our web site is not part of, nor incorporated by reference into, this annual report.

          We are a leading provider of advanced command and control technologies for the automotive and insurance industries. During 2008, as a result of our Cellocator acquisition in September 2007, the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment, following a determination by the Company’s management to control and manage the results of the Company’s business according to the above mentioned segments.

          Our Pointer segment sells products and provides a range of services to automotive and insurance companies, and to a lesser extent to other corporate and individual customers. The range of services are comprised of road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. We provide services, for the most part, in Israel, through our subsidiary Shagrir Systems Ltd., or Shagrir, and in Argentina, Mexico and Romania through our local subsidiaries.

          Our Cellocator segment is a producer of leading automatic vehicle location products, including asset tracking products, fleet management products having location, tracking, event driven reporting, logging and security capabilities, and GSM-based security products. The Cellocator segment produces Cellular/GPS and Radio Monitoring Units fleet management software and mobile resource management software used for fleet command and control centers. We develop, manufacture and distribute or sell these products to our Pointer segment and to independent operators in 25 countries.

          For a description of our business segments, see Item 4.B – Business Overview.

          Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of additional services to automobile owners and insurance companies.

          Our strategy was implemented through several acquisitions in Israel, Argentina and the establishment of subsidiaries in Mexico and Romania.

          In June 2004 we purchased all of the outstanding and issued share capital of Shagrir not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology. We currently own approximately 56.56% of the Shagrir, following the conversion on November 30, 2005 of a loan convertible into shares of Shagrir which was issued to Gandyr Investments Ltd. in connection with the acquisition of Shagrir.

          In June 2004, we also incorporated a Mexican company, Pointer Recuperacion de Mexico, SA de CV, or PRM, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval and fleet management services for vehicle owners using a communication network based on our technology.

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

          On December 19, 2006, our ordinary shares began trading on the Tel Aviv Stock Exchange in Israel, or TASE, also under the symbol PNTR, and we became a dual listed company.

          In September 2007, we purchased the assets and activities of Cellocator, a developer and manufacturer of GPS/GPRS based vehicle devices. See –Recent Developments below for further information regarding the Cellocator acquisition.

          In July 2008, Shagrir, together with a Romanian citizen, incorporated a Romanian company, S.C. Pointer S.R.L., or Pointer Romania, to provide road-side assistance and towing services in Romania. Each of Shagrir and the Romanian citizen owns 50% of the issued share capital of Pointer Romania. Shagrir also has the right to acquire an additional 1% of the share capital held by the Romanian holder.

          We also incorporated subsidiaries in Brazil in August 2008 and the United States in October 2008, without significant operations. See –Recent Developments below for further information regarding the subsidiaries.

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

          In addition to our company’s principal place of business described above, the headquarters of our subsidiary, Shagrir, are located in Holon, Israel. The headquarters of our subsidiary, PLA, are located in Buenos Aires, Argentina. The headquarters of our subsidiary, PRM, are located in Mexico City, Mexico. The headquarters of our subsidiary, Pointer Romania, are located in Bucharest, Romania.

          In January 2005 our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Motor Vehicle Systems Ltd and in March 2007 was renamed Shagrir Systems Ltd.

          For as discussion of our capital expenditures and divestitures, see Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources.

Recent Developments

          Since January 1, 2008, the following important events have occurred to us:

Acquisition of Cellocator Ltd.

          In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology. The consideration for the acquisition consisted of (i) $16.7 million in cash, (ii) 160,000 ordinary shares of the Company, and (iii) a non-tradable debenture with a fair value of $ 1,951,000, which was convertible into 160,000 ordinary shares of the Company.

          In January 2008, the seller decided not to convert the debenture, and as a result Cellocator and/or its shareholders hold, in the aggregate, approximately 3.4% of our issued and outstanding share capital. As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law.

Allocation of Shares in Argentinean Subsidiary

          In March 2007, we executed a Memorandum of Understanding, or MOU, with SOS, a leading provider of road side assistance in Argentina, or the Argentinean Provider, to cooperate in offering location based services and stolen vehicle retrieval services in Argentina. In June 2008 the Company allocated 5% of the shares in our Argentinean subsidiary, PLA, to the Argentinean Provider. Both sides have an option to repurchase or return the 5% shares until March 1, 2010 for the higher of an agreed amount or a formula based on the EBITDA of PLA. The closing of the transaction referenced in the MOU is subject to the success of the Argentinean Provider in reaching an agreement with a leading automotive manufacturer in Argentina and other factors. As of December 31, 2008, the closing had not yet taken place.

          In connection with the above MOU, we also entered into a non-binding Letter of Intent to acquire controlling ownership of the Argentinean Provider discussed above, in consideration for $9 million. A due diligence process relating to the Letter of Intent will commence only if the Argentinean Provider has undergone a specified restructuring process, and to date a number of required steps in this process remain pending.

Loan to Hungarian automotive service provider

          On January 8, 2008, we entered into a loan agreement with a Hungarian automotive service provider, pursuant to which we loaned them 290,000 Euros (approximately $450,000), of which up to 240,000 Euros are subject to repayment.

Private Placement with Israeli Institutional Investor

          On July 18, 2008, we consummated a private placement of 140,056 of our ordinary shares to DBSI Investments Ltd., our principal shareholder, for an aggregate price of $1,000,000 at a price per share of $7.14 per share, which was 10% above to the average closing price of our ordinary shares between the date of our board’s approval of the private placement on May 27, 2008 until July 10, 2008.

Repayment and Recapitalization by Shagrir of Outstanding Debt; Entry into New Loan Agreement

          Shagrir funded its acquisition of Shagrir Towing Services in February 2005 through a credit line of approximately $23 million, made available by Bank Hapoalim B.M., and loans of approximately $22.5 million from a group of investors, including a loan of approximately $9 million provided by Shagrir Towing Services, a loan of approximately $11.5 million provided by a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., or Egged, and a loan of approximately $2 million provided by the Company.

          During 2006 and 2008, Shagrir repaid all of these loans, other than the amounts held by Bank Hapoalim, by means of available funds and through funds provided by additional loans from Bank Hapoalim. In 2008 Shagrir entered into new loans agreements with Bank Hapoalim. The loans provided by Bank Hapoalim to Shagrir are in NIS currency and the interest rate is 7%-7.75%. As of December 31, 2008 the outstanding balances of the loans were $6 million and $ 1.7 million. As a result, as of December 31, 2008, Shagrir has in the aggregate approximately $22.2 million in outstanding loans, which are all entered into with Bank Hapoalim. For further information, see Note 10c of our consolidated financial statements. See Item 10 – Material Contracts – Loan Agreements.

Settlement of Legal Claim

          In February 2008 we finalized the settlements of outstanding litigation with China National Electronics Import & Export Beijing Co., or CEIEC, regarding the alleged breach of agreements regarding CEIEC’ customer Sino Telocation Ltd.’s purchase of a car localization system. Pursuant to the settlement both parties withdrew the claims against each other and against the bank, Bank Hapoalim B.M., used in connection with the agreement.

Options

          On August 13, 2008 our board of directors resolved to issue options to one of our suppliers to purchase 3,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest immediately at an exercise price of $6.91 per share.

          In July 2008 our shareholders resolved to issue to three of our directors options to purchase 9,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in three equal annual installments over a period of three years, commencing as of the date of the grant, at an exercise price of $5.71 per share.

          On February 25, 2009 our board of directors resolved to issue to our employees options to purchase 15,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $3.14 per share.

          On February 25, 2009 our board of directors resolved to modify the price of 166,750 options granted to our employees between the period of May 2005 and December 2007 to purchase 166,750 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, to be reduced to an exercise price of $3.14 per share.

Establishment of Subsidiaries in Romania, Brazil and the United States

          In July 2008, Shagrir, together with a Romanian citizen, incorporated a Romanian company, S.C. Pointer S.R.L., or Pointer Romania, to provide road-side assistance and towing services in Romania. Each of Shagrir and the Romanian citizens owns 50% of the issued share capital of Pointer Romania. Shagrir also has the right to acquire an additional 1% of the share capital held by the Romanian holder. Pointer Romania signed an agreement to provide roadside assistance services in Romania starting October 1, 2008 for over a period of two years, to a large Romanian-based petrol company, which in turn will offer the services to its customers.

          In August 2008, we established a subsidiary in Brazil, Cellocator Comercial S.A., which has 60% of its share capital held by us and the remaining amount held by Brazilian shareholders, and inuring October 2008 we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc. Neither of these subsidiaries currently has any significant operations.

          B.          BUSINESS OVERVIEW

A. General

          We are a leading provider of advanced command and control technologies for the automotive and insurance industries. We operate in two segments, our Pointer segment and our Cellocator segment. Our Pointer segment sells products and provides a range of services to automotive and insurance companies, and to a lesser extent to other corporate and individual customers. The range of services are comprised of road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. We provide these services, for the most part, in Israel, through our subsidiary Shagrir Systems Ltd., or Shagrir, and in Argentina, Mexico and Romania through our subsidiaries Pointer Localisation y Assitencia S.A, which we refer to as PLA, Pointer Recuperacion Mexico SA, which we refer to as PRM, and S.C. Pointer S.R.L, which we refer to as Pointer Romania, respectively.

          Our Cellocator segment is a producer of leading automatic vehicle location products, including asset tracking products, fleet management products having location, tracking, event driven reporting, logging and security capabilities, and GSM-based security products. The Cellocator segment produces Cellular/GPS and radio monitoring units, fleet management software and mobile resource management software used for fleet command and control centers. We develop, manufacture and distribute or sell these products to our Pointer segment and to third party local operators in Europe, Latin America, Asia and Israel who use our products and / or software and through which they provide location based and security services.

Pointer Segment

          Our Pointer segment currently provides the following range of services to insurance companies and, to a lesser extent, other corporate and individual customers:

(i)

Road-side assistance and towing services – our road-side assistance services include towing services, mobile automobile repair services, vehicle replacement services, sales of spare-parts and services connecting the driver to other service providers. We provide our road-side assistance service through our Shagrir subsidiary, which currently operates in Israel. In order to provide such services, we use our own fleet and employees as well as sub-contractors.

(ii)

Stolen vehicle retrieval services - we are operators and providers of services directly targeted to stolen and missing vehicle retrieval, which we refer to as our SVR services. SVR services includes in some cases both preventing vehicles from being stolen as well as retrieving them in co-operation with law enforcement and private security agencies. The services incorporate both a spread spectrum technology (SPSP) in the ISM frequency band, intended for self-deployed wide area networks (WAN) and Cellular / GPS technology communication system in order to offer a total remote vehicle monitoring and retrieval solution.

(iii)

Fleet management services – we provide an array of services to enhance our customers’ fleet management capabilities in order to ensure better utilization of vehicles and other mobile resources and operation cost savings, mainly in fuel savings. We provide end units for after market in-vehicle installations, to monitor online the operating parameters of a vehicle fleet and to report the results to the fleet owners and managers, through web-based or OS-based monitoring and management location applications. Our end-unit products can retrieve data from various sensors in the vehicle utilizing RS-232, CAN bus driver and controller, standard One-wire (Dallas) serial communication standards, or by analog and discrete ports.

(iv)	Other services – In 2007 our Shagrir subsidiary established an operation to provide household services to insurance companies relating to insurance coverage.

i. Road-side Assistance and Towing Services

          Our Pointer segment provides road-side assistance and towing services mainly in Israel through our subsidiary Shagrir. We believe Shagrir is a leader in Israel in providing road-side assistance and towing services. Shagrir provides services to its subscribers throughout Israel and its fleet of vehicles includes approximately 100 service cars, mobile garages and towing vehicles, which are dispatched by the control center to the vehicle requiring assistance, through a sophisticated management and monitoring software application, connected via remote terminals used in the service cars, mobile garages and towing vehicles.

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

Road-side Assistance -- Equipment, Subcontractors and Supplies

          As of January 2009, Shagrir owned approximately 100 service cars, mobile garages and towing vehicles and owned approximately 100 replacement vehicles.

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

ii. Stolen Vehicle Retrieval (SVR) Services

          Pointer operates SVR services in Israel through our Shagrir subsidiary and in Argentina and Mexico through our subsidiaries, PLA and PRM, respectively. Our services are provided based on spread spectrum technology (SPSP) intended for wide area networks (WAN) or Cellular / GPS technology. In Israel, Argentina and Mexico we provide location based services for vehicles using our command and control centre, radio frequency products and infrastructure, cellular network and other sophisticated systems for the protection and location of vehicles.

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

•

Command & Control Center (CCC)
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

•

Mobile / Vehicle Unit Installation A unit which may be installed on the vehicle, and which generally consists of a transceiver (radio frequency or cellular modem communication) with inputs and outputs capability, which is installed in a vehicle or any remote object to be monitored. The end-unit’s inputs are connected to sensors in the vehicle or object or to the vehicle computer (mostly called CAN Bus), while the outputs send commands (which they receive from the CCC) to the object. Location of the vehicle is achieved either by triangulation measurements from several base stations installed by the operator or by means of GPS device in the vehicle unit.

•

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

          Our command and control monitoring center connects to the end-units via radio frequency or cellular communications. For SVR and location based services in Israel, our subsidiary Shagrir mainly uses our proprietary Pointerware SPSP (spread spectrum technology) system and products, and to a lesser but growing extent end units based on Cellular/GPS technology, mainly for fleet management applications.

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

          Our Argentinean subsidiary PLA provides mainly SVR services based on our proprietary Pointerware system and fleet management based on Cellular / GPS technology. This technology enables us also to extend services outside Buenos Aires.

          Our Mexican subsidiary, PRM, provides SVR and fleet management services based on Cellular / GPS technology.

iii. Fleet Management Services (and other Monitoring Systems) and Value Added Location Based Services

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

          In Argentina, PLA provides fleet management services based on Cellular / GPS technology and stolen vehicle retrieval services both based on Radio frequency and Cellular / GPS technologies and in Mexico our subsidiary, PRM, provides both fleet management and stolen vehicle retrieval services, based on Cellular / GPS technology.

iv. Other Services Household Insurance Services

          In 2007 our Shagrir subsidiary established an operation to provide household services to insurance companies relating to insurance coverage, which operations were insignificant to our financial results as of the end of December 31, 2008.

Cellocator Segment

          Our Cellocator segment is a producer of leading automatic vehicle location products, including asset tracking products, fleet management products having location, tracking, event driven reporting, logging and security capabilities, and GSM-based security products. The Cellocator segment produces cellular/GPS and radio monitoring units fleet management software and mobile resource management software used for fleet command and control centers. We develop, manufacture and distribute or sell these products to our Pointer business and to third party local operators in Europe, Latin America, Asia and Israel who use our products and / or software and through which they provide location based and security services.

          Our Cellocator segment develops, manufactures and distributes the following products:

(i)

Stolen Vehicles Recovery (SVR) - Both SPSP and cellular / global positioning system, or GPS, communication systems enable unique features for SVR solutions, including (i) communication & location facilities (ii) concealed terminal (iii) alarm system adaptability (iv) remote command (v) accuracy (vi) back-up power supply, and (vii) 24x7 redundant command and control center (CCC). The radio frequency monitoring devices use our proprietary Pointerware technology SPSP (spread spectrum technology) used for wide area networks. We still rely on third party suppliers to manufacture our Location Based Services systems which primarily consist of radio frequency devices.

As a result, in connection with our SVR services, we have used both cellular and radio frequency (Location Based Services) monitoring devices.

(ii)

Cellular Monitoring Units; Location Based Services systems - Since the acquisition of Cellocator in 2007, we are manufacturing our own cellular units and are no longer reliant on third party suppliers. The Cellocator units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory. These units are specially designed to operate in harsh conditions installed in the vehicle; the design takes into consideration the metallic envelope that surrounds the unit, the temperature and vibration stress that are imposed on it, the limited and unstable power supply that characterizes the car power supplies generally, and specific installation requirements of the variety of cars available in the market. The design is intended to provide a high degree of reliability and flexibility.

(iii)

Fleet Management Application Products – In connection with our fleet management services, we provide cellular / GPS units & web-based application to enhance many fleet management capabilities, ensuring better utilization of vehicles and other mobile resources. The end-unit can connect to various sensors by RS-422 or RS-232 or CANbus standards, by analog or by discrete wirelines. The sensors monitor various vehicle operating parameters, and the end unit will report the results to the fleet owners and managers.

(iv)

Mobile Resource Management/Command and Control Software – We provide web access required for the execution of vehicular and fleet management operations. The product also includes monitors on which location and other data collected from the end units is displayed, tracked, analyzed and reported, in order to determine location, utilization and certain functionalities (e.g. vehicle status and some driving patterns such as speed).

          Our Cellocator segment distributes and sells these products to our Pointer operations and to third party operators and distributors in 25 countries in Europe, Latin America and Asia.

          Operators purchase either Cellular Monitoring Units or Location Based Services systems, including our Cellocator products, or Command & Control software or our fleet management application products or a combination of them and are responsible for the commercialization of their services, which are based on our systems and products in their designated territories and in their licensed coverage area. They control the sales and marketing of the end user devices as well as services to their final customers according to their business focus and business plans. In order to provide these services, our domestic operators purchase from us, and deploy, the Command and Control software and fleet management application products and, if they provide SVR services via our radio frequency solution, sufficient base stations to cover their respective territories.

B. Sales and Marketing

Pointer Segment
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

Cellocator Segment

          Our sales and marketing efforts to operators in other countries, mainly in respect of the products of our Cellocator segment, are executed by our internal marketing, sale force and customer support employees operate from Israel, focusing on sales of our technology and being attentive to needs of these customers, in order to provide them with the solutions they require.

C. Patent and Licenses; Government Regulation

          In Israel, we are not dependent on any patent or licenses, which are material, to our business or profitability, with the exception of the following licenses:

•

a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2009;

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2009; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2009.

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

          Regarding our Mexican subsidiary, PRM, since 2006 our services in Mexico through PRM are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses. We are registered by the federal commission to provide services.

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

Pointer Segment

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

          Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack and Ituran. In Mexico our prime competitor in the stolen vehicle retrieval services are LoJack and MISANTI.

Many additional competitors operate in both countries, however their positioning is not as strong as LoJack and Ituran.

          In fleet management services market our prime competitors in Argentina are Megatrans and Sitrack while in Mexico Omnitrack and Inmosat. In fleet management services we have many competitors for the low-entry level services for monitoring vehicles. When management is required (analysis, reporting, diagnostics, driver-behavior patterns) fewer competitors operate in both countries however activities are intensive.

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

Cellocator Segment

          Many companies manufacture vehicle devices based on GPS / Cellular technology. Our primary competitors in the vehicle devices (GPS/Cellular) product market in Argentina and Mexico include Skypatrol, Webtech, Trafficmaster, Octotelematics, Cobra, AirIQ and the modem manufacturer Enfora. Our competitors in Europe and Asia consist mainly of Enfora USA and European manufacturers such as Octotelematics, Trafficmaster, Falcom and Cobra.

          Significant differences from one GPS / Cellular device to the other are mainly a result of proprietary firmware that enables applications (for monitoring, management and sensor-data inputs) and connectivity of products to their network, and only to a lesser extent by hardware and packaging.

E. Seasonality

          Our Pointer segment is not significantly seasonal. In Israel, the demand for road-side assistance, towing services and replacement vehicles is moderately seasonal, as it is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days. Furthermore, the demand for replacement vehicle services is greatly impacted by the number of vehicles being stolen in Israel at a given time, with Shagrir receiving more calls for replacement vehicles where the number of vehicles being stolen in Israel is high. The location based services market is not seasonal in Israel.

           Our Pointer segment provided in Argentina and Mexico is not significantly seasonal.

          Our Cellocator segment is not significantly seasonal.

Principal Markets:

          For the breakdown of our revenues by category of segments please see Item 5 – “Selected segment financial data”. The following is a breakdown of our revenues by category of activity, including the percentage of our total consolidated sales for each period:

	2008		2007		2006

	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Services:	46,010	60	35,806	69	32,211	77

Products:	30,645	40	15,821	31	9,701	23

Total:	76,655	100	51,627	100	41,912	100

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2008		2007		2006

	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales

Israel	54,322	71	42,859	83	37,346	89

Latin America	7,923	10	4,647	9	3,424	8

Europe	12,826	17	3,836	7	1,077	3

Other	1,584	2	285	1	65	0

Total	76,655	100	51,627	100	41,912	100

          C.          ORGANIZATIONAL STRUCTURE

          We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries, their countries of incorporation and our ownership interest in each of them:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Pointer Localisacion y Assistencia S.A (1)	Argentina
Shagrir System Ltd.(2)	Israel
Pointer Recuperacion Mexico SA (3)	Mexico
S.C. Pointer S.R.L. (4)	Romania
Cellocator Comercial S.A.(5)	Brazil
Pointer Telocation Inc. (6)	USA

(1)	We hold 88% of the issued and outstanding shares of PLA.
(2)	We hold 56.56% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of PRM.
(4)	Shagrir holds 50% of the issued and outstanding shares of S.C. Pointer S.R.L.
(5)	We hold 60% of the issued and outstanding shares of Cellocator Comercial S.A.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.

          D.          PROPERTY, PLANTS AND EQUIPMENT

          Our executive offices, operational, research and development and laboratory facilities are located at 14 Hamelacha Street, Rosh Ha’ayin 48091, Israel (a suburb of Tel Aviv) where we currently lease approximately 1,755 square meters with annual lease payments of approximately $286,000. PLA’s offices and operations facility are located in Buenos Aires. PLA currently leases 2,033 square meters (including 1,313 square meters used by its installation centers) with an annual lease payment of $180,000. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,820 square meters in Holon with annual rental fees of approximately $363,000. In addition, Shagrir purchased from Shagrir (1985) its Haifa property (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 606 square meters) with annual rental fees of approximately $46,000. PRM’s offices and operations facility are located in Mexico City, Mexico. PRM currently leases 600 square meters with an annual lease payment of $54,000. Pointer Romania’s offices and operations facility are located in Bucharest, Romania. PRM currently leases 150 square meters with an annual lease payment of $59,000. In February 2009 Pointer Telocation Inc.’s leased offices in New Jersey, USA. Pointer Telocation Inc. currently leases 200 square meters with an annual lease payment of $100,000. For further information, see Note 11d of our consolidated financial statements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          A.          OPERATING RESULTS

          The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. – “Key Information–Risk Factors.” The results of operations discussed herein include the operating results of Cellocator for the period from and including September 18, 2007 through December 31, 2008.

Overview

          We are a leading provider of advanced command and control technologies for the automotive and insurance industries. We operate in two segments, our Pointer segment and our Cellocator segment. Our Pointer segment is comprised of services to the automotive and insurance industries, road-side assistance and towing services, stolen vehicle retrieval services and fleet management services. We provide services, for the most part, in Israel, through our subsidiary Shagrir Systems Ltd., or Shagrir, and in Argentina, Mexico and Romania through our local subsidiaries.

          Our Cellocator segment is a producer of leading automatic vehicle location products, including asset tracking products, fleet management products having location, tracking, event driven reporting, logging and security capabilities, and GSM-based security products. The Cellocator segment produces Cellular/GPS and radio monitoring units fleet management software and mobile resource management software used for fleet command and control centers. We develop, manufacture and distribute or sell these products to our Pointer segment and to third party operators in 25 countries.

          Our revenues are principally derived from (i) provision of services through our Pointer segment, including our road-side assistance services, subscriber fees, SVR services and fleet management services; and to a lesser extent, by technical support services that we provide, and (ii) sales of our systems and products through our Cellocator segment and to also through our Pointer segment, including sales of our Cellular/GPS and radio monitoring units, sales of our fleet management application products and command and control software and third party products.

          We operate as service providers predominantly in Israel and Latin America (Argentina and Mexico), mainly to insurance companies and automobile owners. As technology and product developers, we sell our products in Latin America, Europe, Israel and Asia.

          Since our acquisition of Shagrir in 2004 and certain of the activities and assets of Shagrir Towing Services in 2005, and the acquisition of Cellocator in 2007 we have expanded our operations and increased our revenues in Israel and internationally. Our revenues from customers in Israel in 2008 were $54 million and, approximately 71% of our revenues in 2008 were derived from the Israeli market in comparison to 83% in 2007. The increase of our international revenues in 2008 is primarily attributable to Cellocator products which were $19 million in 2008 to third party, while in 2007 these Cellocator revenues were only included only from the fourth quarter of 2007.

          In 2006 we introduced a new line of products, Cellular Monitoring Units, into our SVR services and fleet management services businesses, which we purchased from third party subcontractor. In September 2007 we acquired Cellocator, a developer and manufacturer of cellular monitoring units, and this acquisition is assisting us in our objective to present new products to the market, improve our gross margin from cellular’s products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. As a result of the Cellocator acquisition in the fourth quarter of 2007, Cellocator was organized into a separate segment in 2008, called our Cellocator segment, and is a significant contributor to our revenues with significant revenues derived from exports to customers in Latin America, Europe and Asia. In 2008 a majority of our revenues from sales of products were derived from sales of such units and from selling of other products under development to the vehicle location market. Thus, the portion of revenues from sales of our products out of our total revenues has been increased in 2008 and due to the uncertainty of the automotive market we expect that the portion of revenues from sales of our products out of our total revenues in 2009 will decrease.

          As a result of these acquisitions we made in Israel, the Shagrir operations and the technology manufacturing by Cellocator are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.

          Since our acquisition of Cellocator in September 2007, we also expanded our sales of products and technology in Latin America, Europe and Asia.

Acquisitions and Initiatives

          As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiative in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either technology or operators that provide services. As a result of those acquisitions the total goodwill and other intangible assets in our balance sheets were $65 million and $69 million as of December 31, 2008 and 2007 respectively. See about our acquisitions in Item 4 – History and Development of the Company and –Recent Developments.

Research and Development

          The research and development activities of our Cellocator segment involve the development of new products in respond to an identified market demand primarily of our internal products development, in conjunction with a customer requirement and may increase in order to meet those demands. Research and development expenditures were $2.5 million, $1.7 million and $1.2 million in the fiscal years ended December 31, 2008, 2007 and 2006 respectively, respecting 3.3%, 3.2% and 2.8% respectively, of our total revenues in these fiscal years while in respect of revenues from products only the percentages were 8.2%, 10.6% and 12 % in these fiscal years.

Business Challenges/ Areas of Focus

          Our primary areas of focus and business include:

•	Continuing the growth and revenues and profitability of our products and services by the subsidiaries;

•	Enhancing the introduction and recognition of our new products, including the Cellocator products, into the markets;

•	Penetrating into new markets, mainly Latin America and Europe through our Cellocator products, and strengthening our presence in existing markets by proposing full scope of services;

•	Succeeding in selling diversify products in territories where we already activity, mainly in Latin America and Europe; and

•	Achieving operating profitability of our Mexican subsidiary by increasing number of subscribers using our technology, and by expanding the revenue generated by our Romanian and Brazilian subsidiaries.

Certain Issues Affecting our Results of Operations

          The results of operations discussed herein include the operating results of Cellocator for the period from and including the acquisition of Cellocator on September 18, 2007.

          Since 2005 we have consolidated our financial reports in order to reflect 100% of our subsidiary Shagrir’s financial results. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately $6.7 million into 43.44% of the shares of Shagrir Systems. As a result, our holdings in Shagrir Systems were reduced to 56.56%. Since 2006 Shagrir’s shareholders equity became positive and we have consolidated its financial results only for the then existing holding (by recording a minority interest), which materially negatively affects our net income (loss) at such periods.

          Revenues

          Products

          We generate revenues through our Cellocator segment from sales of our products and third party products to our Pointer segment, and also to third party operators in Latin America, Europe, Israel and our other sale locations around the world which account for the majority of our revenues from sales of products. The ratio of products out of the total revenues increased since the fourth quarter of 2007 due to the inclusion of Cellocator products sales beginning in September 2007. We anticipate that the increase of products ratio out of the total revenues will not increase in 2009 due to the worldwide automotive market recession in the beginning of 2009. The acquisition of Cellocator enables us to spread our sales in new areas primarily in Europe and Latin America.

          Services

          We generate revenues through our Pointer segment from sales of our services primarily by our subsidiaries in Israel and Latin America. The services included mainly road side assistance and towing, SVR, fleet management and other value added services. A majority of our revenues represent subscription fees paid to us by our customers who include insurance companies, commercial companies and individuals. Due to very intense competition in road side assistance in Israel we expect on-going price erosion. However, such competitive pressures are not expected to have a major impact on our Israeli subsidiary’s Shagrir’s, operating results and cash flow for 2009.

          Costs and Expenses

Cost of Revenues

          Cost of revenues referring to services consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits, costs related to towing and mobile automobile repair vehicles and replacement vehicles, subcontractors, system maintenance, end-unit installation, system communications, security and recovery, and the depreciation of fixed assets. Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing systems and products, including raw materials and components, salaries and employee benefits, subcontractors and consulting. Amortization of intangible assets is primarily attributable to the Cellocator acquisition’s intangible assets of developed technology.

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

General and Administrative Expenses.

          General and administrative expenses consist primarily of salaries and employee benefits for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general expenses.

Amortization of intangible assets.

          Intangible assets consist of the acquired patents, customer list and brand names. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

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

               Deferred revenue includes amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

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

          Revenues from stolen vehicle retrieval services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

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

Valuation of Long-Lived Assets, Intangibles and Goodwill

          Goodwill reflects the excess of the purchase price of the acquired subsidiary or activities over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually. We have elected to test for goodwill impairment on December 31 of each year. We compare the fair value of each reporting unit to its carrying value, including goodwill. We estimate the fair value of each reporting unit by estimating the present value of the reporting unit’s discounted cash flows. The discounted cash flow calculations use projections that are based on management’s estimations. If the fair value exceeds the carrying value, no impairment loss is recognized. We evaluate the reasonableness of the fair value calculations of its reporting units by reconciling the total of the fair values of all of its reporting units to the total market capitalization, and adjusting for an appropriate control premium. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge.

          No impairment losses were identified in 2008, 2007 or 2006.

          During 2008 and 2007, the Company reduced the goodwill at the amount of $ 805,000 and $ 532,000, respectively due to the realization of tax loss carryforward of subsidiary, that at the date of acquisition of the subsidiary were not more-likely-than-not to be realized.

          We cannot reliably predict the occurrence of future events, if any, that might adversely affect the reported value of goodwill, other intangible assets or its long lived assets at December 31, 2008. Subsequent to December 31, 2008 our share price has been volatile and has from time to time declined. Accordingly, the Company will continue to evaluate the carrying value of the goodwill to determine whether the decline in share price is an indication that there is a triggering event that may require the Company to perform an interim impairment test and record impairment charges to earnings, which could adversely affect the Company’s financial results.

          Other future events include decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in our relationships with significant customers. A variance in the discount rate or cash flows could have had a significant impact on the outcome of future goodwill impairment tests. If in the future we will be required to record an impairment of goodwill, our results of operations could be materially harmed and our equity could be decreased.

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
This group of assets has been reduced to its fair value as determined by the management based on present value of future net cash flows. Impairment loss has been recognized in a separate caption within the statement of operations in the amount of $ 372,000 for the year ended December 31, 2006 and $ 36,000 for the year ended December 31 2007.

Share based compensation

Stock-Based Compensation Expense.

          The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).

          SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).
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

          During the years ended December 31, 2008, 2007 and 2006, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 350,000 $ 783,000 and $ 251,000 respectively.

Deferred income taxes

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

          The adoption of FIN 48 did not have a material effect on the Company’s financial statements and no affect has been recorded on January 1, 2007, and no provisions were recorded during 2007 and 2008.

Selected Financial Data

          We derived the following selected consolidated financial data presented below as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2004 and 2005 have been derived from audited financial statements not included in this annual report.

          The financial data set forth below should be read in conjunction with “Item 5–Operating and Financial Review and Prospectus” and our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report. The following financial data includes the results for Cellocator for the period from and including the date of its acquisition on September 18, 2007 through December 31, 2008.

Year Ended December 31,

(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2008	2007	2006	2005	2004

Statement of Income Data:
Revenues:
Products	30,645	15,821	9,701	8,856	5,594
Services	46,010	35,806	32,211	28,108	5,375
Total Revenues	76,655	51,627	41,912	36,964	10,969

Cost of revenues:
Products	16,392	9,414	5,602	5,727	4,297
Services	29,869	23,034	20,786	17,587	3,301
Amortization of intangible assets	980	277	–	–	–
Total Cost of Revenues	47,241	32,725	26,388	23,314	7,598
Gross profit	29,414	18,902	15,524	13,650	3,371
Operating Expenses:
Research and development, net	2,511	1,675	1,170	892	482
Selling, general and administrative expenses	15,245	11,143	8,676	9,211	4,419
Total Operating Expenses

Amortization of deferred stock based compensation	–	–	–	126	465
Amortization of intangible assets and Impairment of long lived assets	2,365	1,877	2,112	2,462	932
Other income, net	–	–	(1,292)	–	–

Operating income (loss)	9,293	4,207	4,858	959	(2,927)
Financial expenses	4,054	2,814	2,577	4,027	758
Other income (expenses)	22	12	14	341	(42)

Income (loss) before tax on income	5,261	1,381	2,295	(2,727)	(3,727)
Taxes on income	640	353	82	–	37
Income (loss) before Minority interest	4,621	1,028	2,213	(2,727)	(3,764)
Minority interest	2,248	1,366	1,044	–	–

Net income (loss)	2,373	(338)	1,169	(2,727)	(3,764)

Basic net earning (loss) per share	0.51	(0.08)	0.39	(1.17)	(2.58)
Diluted net earning (loss) per share	0.50	(0.08)	0.31	(1.17)	(2.58)

Basic weighted average number of shares outstanding (in thousands)	4,679	4,271	2,983	2,339	1,457

Diluted weighted average number of shares outstanding (in thousands)	4,679	4,310	3,003	2,339	1,457

Balance Sheet Data:
Total assets	102,599	100,236	76,399	67,214	25,513
Net assets (liabilities) of continuing operations	35,815	32,203	19,430	10,805	7,086
Working capital (deficit)	(7,965)	(15,327)	(10,874)	(13,999)	(6,698)

Shareholders’ equity (deficiency)	35,815	32,203	19,430	10,805	7,086
Share capital	3,266	3,139	2,140	1,680	1,145
Additional paid-in capital	118,015	116,910	103,880	100,707	94,127

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31,

	2008	2007	2006

Revenues:
Products	40	31	23
Services	60	69	77
Total Revenues	100	100	100
Cost of Revenues:
Products	21	18	13
Services	39	45	50
Amortization of intangible	1	0.5	–
Total Cost of Revenues	62	63	63
Gross profit	38	37	37

Operating Expenses:
Research and development costs, net	3	3	3
Selling, general and administrative expenses	20	22	21
Total Operating Expenses	23	28	24

Amortization of intangible assets and Impairment of long lived assets	3	4	5
Other income, net	–	–	(3)

Operating income (loss)	12	8	12
Financial expenses	5	5	6
Other income (expenses)	–	–	–

Income (loss) before tax on income	7	3	5
Taxes on income	1	1	–
Income (loss) before Minority interest	6	2	5
Minority interest	3	3	2

Net income (loss)	3	(1)	3

Twelve Months Ended December 31, 2008 Compared with Twelve Months Ended December 31, 2007

We acquired Cellocator on September 18, 2007, and have determined to present segment financial data for Cellocator beginning in the fiscal year ended December 31, 2008. We do not present a comparison of financial results by segment for the twelve months ended December 31, 2008 compared with the twelve months ended December 31, 2007, as a result of having only one full year of financial results by segment. For more information about our financial information by segment, see “–Selected segment financial data below.”

Revenues. Revenues sharply increased by $25 million, or 48% from $52 million in 2007 to $77 million in 2008. The increase in total revenues in 2008 as compared to 2007 is primarily attributable to the Cellocator acquisition in September 2007, revaluation of the NIS against the dollar by 13% and increase in revenues from services.

The revenues from products increased by $15 million to $ 30.6 million from $ 15.8 million in 2007. This increase of 94% in products is primarily attributable to Cellocator acquisition which contributed to $13 million.

The revenues from services increased by $10.2 million from $35.8 million to $46 million. This increase of 28% was positively impacted also by revaluation of the NIS against the dollar of our sell of services in Israel.

Revenues from services in 2008 accounted for 60% out of total revenues as compared with 69% in 2007. This change is primarily attributable to the sharply increase of revenues from products due to the contribution of commencing sale of Cellocator’s products since September 2007.

Our international revenues in 2008 accounted for 30% out of total revenues compared to 17% in 2007. During 2008 we increased our sales, primarily products, to Latin America from $4.6 million in 2007 to $7.9 million in 2008 and in Europe from $ 3.8 million in 2007 to $12.8 million in 2008 and to the rest of the world from $0.3 million in 2007 to $1.6 million in 2008.

Cost of Revenues. Our cost of revenues increased to $47.2 million for the twelve months ended December 31, 2008 as compared to $32.7 million for the same period in 2007. This increase of 44% was associated with commence of selling Cellocator’s products, revaluation of the NIS against the dollar, increase of services and amortization of intangible assets on the amount of $0.7 million attributable to Cellocator acquisition.

Gross Profit. Our gross profit increased by $10.5 million from $18.9 million in 2007 to $29.4 million in 2008. This increase is mainly as a result of the foregoing. As a percentage of total revenues gross profit accounted 38% in 2008 compared to 37% in 2007. Our gross margin on products sales in 2008 was 46%, compared to 40% in 2007 without amortization. Gross margins in services is approximately 35% in 2008 and 2007.

Research and Development Costs. Research and development expenses in 2008 increased by $0.9 million from $1.7 million in 2007 to $2.5 million in 2008, this is mainly as a result of our continuance investment in R&D which include among other increase of salary and subcontractors expenses.

Selling and Marketing Expenses. Selling and marketing costs increased by $2 million to $6.9 million in 2008 from $4.9 million in 2007. The major increase in 2008 resulted from the increase in salaries, and marketing costs as part of our efforts to increase revenues in both products and services.

General and Administrative Expenses. General and administrative expenses increased by $2.1 million to $8.3 million in 2008 from $6.2 million in 2007. The main impact in 2008 resulted from increase in our salaries and overhead cost due to the merger of Cellocator and business development efforts to penetrate to new territories.

Amortization of intangible assets and Impairment of long lived assets.Amortization of intangible assets and impairment of long lived assets increased by $488,000 from $1.9 million in 2007 to $2.4 million in 2008. The amortization of intangible assets includes amortization of intangible assets related to our acquisitions.

Operating Profit. As a result of the foregoing, we recorded in 2008 a $9.3 million operating profit, compared to an operating profit of $4.2 million in 2007. Most of our operations are located in Israel and are in NIS and as a result were also impacted by the revaluation of the NIS against the dollar of 13% in 2007, which negatively impacted our expenses such as labor, local operating and other maintenance expenses.

Financial Expenses (Net). Financial expenses increased from $2.8 Million in 2007 to $4.1 million in 2008 mainly due to the effect of foreign currency translation adjustment and $1 million of discount expenses due to early loan repayment.

Taxes on income. Taxes on income were $640,000 in 2008 compare to $353,000 in 2007. In 2008, taxes on income include an increase of $160,000 in the deferred tax assets related to operating losses carried forward, other timing differences and amortization expenses of goodwill related to tax adjustment of approximately $800,000.

Minority interest. We recorded minority interest in the Statement of Operations of our Israeli subsidiary Shagrir as results based on actual holdings, which is 56.6%. The minority interest recorded in 2008 and 2007 were $2.2 million and $1.4 million respectively.

Net Income (Loss). In 2008, we had net income of $2.4 million compared to a loss of $0.3 million in 2007.

Selected segment financial data:

As a result of Cellocator acquisition in September 2007, the Company in 2008 commenced to organize its operating results into two separate business units, the Cellocator segment and the Pointer segment. See Item 4.B – Business Overview.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the financial statements.

The results of operations for the year ended December 31, 2008 include twelve months of combined operations resulting from our acquisition of Cellocator on September, 18 2007. Since the acquisition occurred near the end of the third quarter of 2007, results of operations for the year ended December 31, 2007 include our historical results and the operating results of Cellocator for the period September 18, 2007 through December 31, 2007 and are not reflective of the combined operations for the full year.

	2008	2007

	(in thousands of U.S. dollars)

Cellocator Segment Revenues	$24,964	$10,022
Pointer Segment Revenues	57,553	45,953
Intersegment adjustment	(5,862)	(4,348)

Total revenue	76,655	51,627

Cellocator Segments operating profit	3,777	(1,454)
Pointer Segments operating profit (loss)	6,394	5,703
Intersegments adjustment	(878)	(43)

Total operating profit (loss)	$9,293	$4,206

Revenues. Pointer segment revenues increased by $11.6 million to $57.6 million from $46 million in 2007. The increase of 25% is primarily attributable to revaluation of the NIS against the dollar by 13% and increase in revenues from services in Israel. Pointer segment revenues derive from the services provided by the Pointer segment and the utilization and sale of products relating to those services provided by the Pointer segment. A portion of these products are obtained from our Cellocator segment and a portion are obtained from third parties.

Cellocator segment revenues in 2008 and 2007 are $25 million (include $5.8 million intersegment revenues) and $10 million (include $4.3 million intersegment revenues) the increase of $15 million or 150% is primarily attributable to the Cellocator acquisition in September 2007. The Cellocator segment revenues derive from selling the products in the Cellocator segment.

Operating profit (loss). Pointer segment operating profit increase by $0.7 million from $5.7 million to $6.4 million this increase of 12% primarily attributable to increase services sell in 2008.

Cellocator segment operating profit on 2008 was $3.8 million compare to an operating loss of $1.5 million on 2007. This increase is primarily attributable to the Cellocator acquisition in September 2007 which fully contributed to the operating profit in 2008.

Twelve Months Ended December 31, 2007 Compared with Twelve Months Ended December 31, 2006

Revenues.Revenues sharply increased by $9.7 million, or 23% from $42 million in 2006 to $51.6 million in 2007. The increase in total revenues in 2007 as compared to 2006 is attributable to the Cellocator acquisition in September 2007, revaluation of the NIS against the dollar by 7.8% and internal growth. The revenues from products increased by $6.1 million to $ 15.8 million from $ 9.7 million in 2006. This increase of 63% is primarily attributable to Cellocator acquisition which contributed to $3.5 million and the rest attributable to internal growth. The revenues from services increased by $3.6 million from $32.2 million to $35.8 million. This increase of 11% was impacted also by revaluation of the NIS against the dollar.

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

General and Administrative Expenses. General and administrative expenses increased by $1.5 million to $ 6.2 million in 2007 from $4.7 million in 2006. The main impact in 2007 resulted from increase in our salaries cost and due to the merger of Cellocator which we accounted, among other, expenses in salaries and rental.

Amortization of intangible assets and Impairment of long lived assets.Amortization of intangible assets and impairment of long lived assets decreased by $235,000 from $2.1 million in 2006 to $1.9 million in 2007. The amortization of intangible assets includes amortization of intangible assets related to our acquisitions.

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

Net Income (Loss). In 2007, we had loss of $338,000 compared to a net income of $1.2 million in 2006.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

          Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the U.S. dollar and the Argentine, Mexican Peso and Euro. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b to our financial reports.

          We made two acquisitions in Israel. Due to the acquisition of Shagrir, our business in Israel currently accounts for the majority of our business and revenues. The business in Israel, especially the activities acquired from Shagrir Towing Services are mainly denominated in NIS. On the other hand, the majority of Cellocator revenues are generated in U.S. dollars while part of the expenses such as raw materials are mainly in U.S. dollars and part of the expenses such as labor and rental are in NIS. See “Risk Factors – We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. dollar” for a discussion of the risks relating to income and expenses in U.S. dollars and NIS.

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

          We believe that inflation in Israel and fluctuations in the U.S. dollar - NIS exchange rate may have substantial effects on our business, and our net income. Increased inflation may increase our NIS costs in Israel including among others salaries of our employees in Israel, costs of communications, subcontractors, rental, financial expenses associated with loans related to the Israeli CPI, and other expenses, which are paid in New Israeli Shekels. Regarding fluctuations in the U.S. dollar – NIS exchange rate a devaluation of the NIS against the U.S. dollar will reduce our NIS denominated revenues and expenses in U.S. dollar terms and therefore may impact negatively our consolidated net income (losses). Revaluation of the NIS against the U.S. dollar will increase our NIS denominated revenues and expenses in U.S. dollar terms. See “Risk Factors.” Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

          The exchange rate fluctuated during 2008 and 2009 from a low of NIS 3.2 to the U.S. dollar to a high of NIS 4.342 to the dollar. The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =

September 2008	3.635	3.396
October 2008	3.879	3.465
November 2008	4.022	3.752
December 2008	3.99	3.677
January 2009	4.065	4.191
February 2009	3.783	4.012

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2004 – December 31, 2004	4.4820 NIS/$1
January 1, 2005 – December 31, 2005	4.4878 NIS/$1
January 1, 2006 – December 31, 2006	4.4565 NIS/$1
January 1, 2007 – December 31, 2007	4.1081 NIS/$1
January 1, 2008 – December 31, 2008	3.5878 NIS/$1

          In 2004, the Israeli economy recorded inflation of approximately 1.2% where the U.S. dollar devalued against the NIS by approximately 1.6%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars in 2004, but they did not materially affect our results of operations in such periods. In 2005, the Israeli economy recorded inflation of approximately 2.4% where the NIS devalued against the U.S. dollar by approximately 6.8%. As a result of the devaluation of the NIS, we experienced decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2005. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2006. In 2007, the Israeli economy recorded positive inflation of approximately 3.4% where the NIS revalued against the U.S. dollar by approximately 9%. We experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2007. In 2008, the Israeli economy recorded positive inflation of approximately 3.8% where the NIS revalued against the U.S. dollar by approximately 1.1%. We experienced increases in the costs of our Israel operations, as expressed in U.S. dollars in 2008. In February 2009, there was devaluation of the NIS against the U.S. dollar by approximately 9.5%.

          Regarding our operation in Argentina and the fact that most of PLA’s revenues are not denominated in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected PLA’s U.S. dollar results. This was mainly due to PLA’s inability to increase its Argentinean Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in U.S. dollars. In 2004, the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.92 and 2.98 Pesos to the dollar. From January 1, 2004 to December 31, 2004, the value of the Argentinean Peso increased by approximately 2.02% against the U.S. dollar. This increase had no material effect on our business during 2004. In 2005 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.032 Pesos to the dollar. From January 1, 2005 to December 31, 2005, the value of the Argentinean Peso increased by approximately 1.78% against the U.S. dollar. In 2006 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.062 Pesos to the dollar. From January 1, 2006 to December 31, 2006, the value of the Argentinean Peso increased by approximately 2.79% against the U.S. dollar. This increase had no material effect on our business during 2006. In 2007 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.062 and 3.149 Pesos to the dollar. From January 1, 2007 to December 31, 2007, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. dollar. This increase had no material effect on our business during 2007. In 2008 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.145 and 3.453 Pesos to the dollar. From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 9.79% against the U.S. dollar. This increase had no material effect on our business during 2008. In March 2009 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.062 and 3.149 Pesos to the dollar. From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. dollar

          The fluctuations of the Mexican Peso are not material to our business.

          We are engaged from time to time, in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2008 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS in 2009. We may in the future undertake, such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

          In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employee pays taxes on the vehicle based on a predefined valuation by the income tax authorities. Starting January 1, 2008 the tax authorities announced a significant increase in the valuation of employee vehicles for the coming years. It’s still early to evaluate how such resolution might affect our business, it may reduce the affordability of such vehicles, thereby causing an overall decrease in private vehicle ownership.

          Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. dollar against the Argentinean Peso. Additionally, the growing success of law enforcement programs in Argentina has reduced the rate of car theft and may continue to adversely affect our business. In 2008, the volatility in the global financial system has had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

          B.          LIQUIDITY AND CAPITAL RESOURCES

          As of December 31, 2008, we had a negative working capital of $8 million, our current assets to current liabilities ratio was 0.74 and we had cash and cash equivalents of $2.7 million and an unused credit facility of $5.8 million. We believe that we have access to sufficient capital to meet the Company’s requirements for at least the next twelve months.

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

          As a result, we expect to fund our operations through positive net cash provided by operating activities, capital contributions, bank loans, private and public placements and cash flow from our operations. These sources of liquidity consist of our long-term and short-term credit facilities, and our private placements with Israeli investors or investors, the latest of which we consummated in July 2008. See Item 4 – Information on the Company – Recent Developments.

          As of December 31, 2008, we had loans under long-term credit facilities for approximately $28 million in outstanding aggregate amount, of which $22.8 million was provided to our subsidiary Shagrir by Bank Hapoalim B.M. and $4.6 million was provided to us to finance part of the Cellocator acquisition as referenced below. Of this aggregate amount, approximately $5.3 million are long-term loans in or linked to the U.S. dollar from banks and other sources, $15.7 million are long-term loans denominated in NIS from a bank and other sources and $7 million are long-term loans denominated in NIS and adjusted to the Israeli consumer price index from banks and other sources. For further information regarding our consolidated long-term loans, loan maturity and interest rate structure, see notes 10 and 11 to our consolidated financial statements contained elsewhere in this report.

          As of December 31, 2008, we had a short-term credit facility for available credit of approximately $7.6 million. Approximately $5.8 million of this short term credit facility as of December 31, 2008 remains available, and can be utilized according to our needs.

        In September 2007 we obtained credit facilities for $7 million with Bank Hapoalim B.M. to finance part of our Cellocator acquisition. As of December 31, 2008, approximately $4.6 million in long-term loans out of the $7 million was outstanding and being utilized.

        In January 2008 we received credit facilities for $1 million with Israel Discount Bank B.M. to finance our working capital. As of December 31, 2008, none of these credit facilities were utilized.

        In 2008, net cash provided by our continuing operating activities amounted to $11 million as compared to net cash provided from continuing operating activities of $8.0 million in 2007. The increase was primarily attributable to the increase of our operating income.

          In 2008, net cash used in our continuing investing activities was $3.2 million as compared to $18.4 million in 2007. The decrease was primarily attributable to our Cellocator acquisition in the amount of $16.6 million during 2007.

          In 2008, net cash used in financing activities was $6 million as compared to net cash provided by financing activities of $5.7 million in 2007. Net cash used in financing activities of $6 million was primarily attributable to repayment and replacement of long term loans from Bank Hapoalim and other lenders. See Item 4 – Recent Developments.

          Current liabilities decreased from $32.9 million in 2007 to $31 million as of December 31, 2008, mainly due to the decrease of short terms bank credit and current maturities of long term loans. Long-term liabilities decreased from $32 million in December 31, 2007 to $30 million as of December 31, 2008 mainly due to repayment of long term loans.

          The acquisitions we made in Israel in 2004 and 2005 had a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. The acquisition we made in Israel in 2007 of Cellocator has a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. However, we cannot assure, that any such net positive cash flows, if any, will sufficiently cover negative cash flows expected to be incurred by our other operative subsidiaries, and by our significant operating expenses, which we expect to incur in connection with our development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world.

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

          Aside for the aforementioned long-terms and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research & development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult global economic conditions in general and particular of he automotive market and political conditions in certain countries in which we operate, such as Argentina.

          For a discussion of certain commitments and contingent liabilities of ours, see Note 10 to our financial statements included herein. For further information regarding information regarding investments in our Company see Item 4 – Recent Developments and Item 10 – Material Contracts.

          Capital expenditures were $19.3 million in 2007 and $3.5 million in 2008. Capital expenditures in 2008 were used principally for purchasing property and equipment and in 2007 were used for purchasing of property and equipment in the amount of $2.6 million and the acquisition of Cellocator in the amount of $16.6 million.

          We estimate that our capital expenditures for 2009 will total approximately $2.7 million, substantially all of which will relate to fixed assets that serve our road side assistance and SVR business as well as our pursuit of new business opportunities, of which approximately 66% is estimated to be spent in Israel, 30% in Latin America and 4 % in other countries. We also will need to continue to provide our subsidiaries in Latin America and in USA with financing until they have sufficient cash flows to run their operations. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the $ against the NIS and the risks and uncertainties involved in doing business in Israel.

          C.          RESEARCH AND DEVELOPMENT

          We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new products and new applications as well as enhancements to our existing systems and products are necessary to compete effectively in the rapidly evolving market. We dedicate a significant portion of our resources to (i) introducing new products to market and advancing our products and systems; (ii) designing improvements to existing products and applications by working closely with our customer support department in order to implement suggestions received from our customers investing in improvements to our production methods and services provision in, and by working in tandem with our operation department; and (iii) improving the customer “friendliness” of our products.

          In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including the Pointerware network. Our net expenditures for research and development programs during the years ended December 31, 2008 and December 31, 2007, totaled approximately $2.5 million and $1.7 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2008, we employed 21 persons in research and development. Our research and development expenses constituted approximately 3.2% of such sales, in years ended December 31, 2008 and 2007. For additional information concerning commitments for research development programs, see Note 10 to our financial statements included elsewhere in this annual report.

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

          We also received funding for certain research and development expenses relating to our joint venture with API from the Israel-United States Bi-national Industrial Research and Development Foundation, or BIRD Foundation. As of December 31, 2008, our contingent obligation to the BIRD Foundation was $2.2 million.

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

          Our proprietary technology also includes software. Much of the software algorithms are also included and claimed in the patent applications for Pointerware communications technology. Although software protection is anticipated to be available in the United States, there can be no assurance that the software will have patent protection in the United States. Foreign patent protection for software is generally afforded lesser protection than in the United States. See Item 3.D – Risk Factors -- We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

          D.          TREND INFORMATION

          The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

          Since our acquisition of Shagrir in 2004 and certain of the activities and assets of Shagrir Towing Services in 2005, and due to the acquisition of Cellocator assets on September 18, 2007, we have expanded our operations and increased our revenues in Israel and internationally. The majority of our revenues are now derived from customers in Israel, with total revenues of $54.3 million. In 2008, approximately 71% of our revenues were derived from the Israeli market in comparison to 83% in 2007. The continued increase of revenues from international sales in 2008 compared to 2007 is mainly attributable to the Cellocator acquisition in September 2007. Most of Cellocator revenues are generated from sales out of Israel, and due to the recession in the worldwide automotive market and the fluctuation of the NIS to the USD, we cannot evaluate the impact on our ratio of international sales in 2009. Due to very intense competition in road side assistance in Israel we expect price erosion in that business.

          In 2008 our Argentinean subsidiary, PLA, has continued to be negatively affected from the very intense competition in SVR services and on-going price erosion in addition to the devaluation of the Argentine peso to the dollar.

          In February 2005, our subsidiary, PRM, commenced operations in Greater Mexico City. We currently hold 74% of the issued and outstanding shares of PRM. We still need to provide it with financing until it has sufficient cash flows to run its operations. However, this business is growing in subscribers and revenues, despite economic instability in that market.

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

          As a result of our Cellocator acquisition, we have expanded our sales mainly in Latin America and Europe to the existing customers of Cellocator and new customers. Prices are slowing driven down for high feature devices in the stolen vehicle retrieval market, such as those sold by Cellocator, which include many features, functions, sensors input and connectivity to vehicle computers, whereas prices for lower feature products have been driven down in recent years due to increased competition.

          As a result of the acquisitions we made in Israel, the Shagrir operations and technology manufacturing by Cellocator are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide the full range of our services.

          Events affecting the global vehicle industry have a significant bearing on the demand for our products business. We continue to closely monitor events affecting that industry; however, at this point in time, we cannot estimate their impact. On the other hand, our services business currently has a stable outlook even considering the current uncertainties in the global economy.

          We believe the current economic downturn, together with the increasing demand for high-quality services and cheaper products from automotive manufacturers, importers and dealers, fleet operators as well as insurance companies, will present new challenges and create unique business opportunities for our company. We are currently in the process of evaluating partnerships that should enable us to capitalize on economies of scale to sustain our growth strategy in existing territories and new ones. In 2008 we established subsidiaries in Romania, the USA and Brazil.

          E.          OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

          F.          CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2008 (in thousands USD)		Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Short term debt and other current liabilities	1	30,955	30,955	–	–	–
Long-term loans	2	23,825	–	19,798	3,015	1,012
Accrued severance pay	3	6,375	–	–	–	6,375
Management fees to DBSI	4	52	52	–	–	–
Operating lease obligations	5	2,666	1,035	1,582	49	–
Royalties to BIRD	6	2,232	–	–	–	2,232
Total contractual obligations		66,105	32,042	21,380	3,064	9,619

1 Short term debt and other current liabilities include short term bank credits and current maturates if bank term loan, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advance and other accrued expenses.
2 Long term loans include principal and interest payments in accordance with the terms of the agreements with Banks and other third parties. For further information please see Item 11 -- Liquidity and Capital Resources.
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
6 Royalties to BIRD include the amount received by BIRD foundation indexed as per the agreement, which the Company has undertaken to pay based on sales of a specific product. The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 13c to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.          DIRECTORS AND SENIOR MANAGEMENT

          The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	53	Chairman of Board of Directors
Danny Stern	57	President and CEO
Gil Oren	57	External Director
Zvi Rutenberg	53	External Director
Barak Dotan	41	Director
Noga Knaz	43	Director
Yoel Rosenthal	54	Director
Amnon Duchovne-Nave	53	Chief Technology Officer
Israel Ronn	53	General Manager of the Cellocator segment
Zvi Fried	44	Vice President and Chief Financial Officer

Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. Mr. Ben Shalom holds BA in Economics and MA in Business Management from Tel Aviv University.

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

Gil Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd. During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlit Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlit Millennium Ltd., Uulcan Casting Ltd., Urdan Industries Ltd. Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant. Upon his appointment as an external director the Company shall deem Mr. Oren as possessing accounting and financial expertise.

Zvi Rutenberg is the Chief Executive Officer of Ashkalit Chemiprod Ltd. Mr. Rutenberg has been with Ashkalit Chemiprod Ltd. as of 1997 and has also served as the Chief Executive Officer of Durband, a subsidiary of Ashkalit Chemprod Ltd. based in Hungary. Mr. Rutenberg holds a B.A. in Industry and Management Engineering from Ben Gurion University.

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

Noga Knaz is the Chief Executive Officer of Rosario Capital Ltd. as of 2007. From 2006 until 2007 Ms. Knaz served as the Chief Executive Officer of Dash Securities and Investments Ltd. During the years 2002 – 2006 Ms. Knaz served in variuos mangerial positions in Migdal Capital Markets Ltd., including co-Chief Executive Officer and head of investments and marketing division. Ms. Knaz holds a B.A from Haifa University.

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

          B.          COMPENSATION

          The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2008, was approximately $887,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $123,000. This amount includes remuneration paid to former directors who did not continue as directors following the election of directors at our 2008 annual meeting of stockholders.

          In addition, during 2008 a total of 9,000 options were granted to all persons as a group who served in the capacity of directors. The options were granted at an exercise price of $5.71.

          C.          BOARD PRACTICES

          Our Articles of Association provide for a board of directors of not less than three nor more than eleven members. Our board of directors is currently comprised of six members. Pursuant to the DBSI investment, three of these directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law which entered into effect on February 1, 2000, as amended, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

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

          Under the Israeli Companies Law, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

          A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.

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

          A person is deemed to have “expertise in finance and accounting” if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

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

          No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

          External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for one additional term of three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one external director.

          Mr. Gil Oren and Mr. Zvi Rotenberg were elected as our external directors in our 2008 annual meeting of the Company’s stockholders.

Audit Committee

          Nasdaq Requirements

          Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the rules of the Nasdaq Marketplace Rules applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Ms. Noga Knaz and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Mr. Gil Oren is our “audit committee financial expert.”

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

          Israeli Companies Law Requirements

          The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          Currently, Ms. Noga Knaz and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg, serve as members of our audit committee.

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

We have not entered into service contracts with any of the members of our board of directors.

          D.          EMPLOYEES

          The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total

2008
Sales and Marketing	101	35	136
Administration	369	17	56
Research and Development	21	–	21
Other	335	53	388
Total	496	105	601

	Israel	Other	Total

2007
Sales and Marketing	90	23	113
Administration	36	15	51
Research and Development	21	–	21
Other	326	48	374
Total	473	86	559

	Israel	Other	Total

2006
Sales and Marketing	85	20	105
Administration	30	12	42
Research and Development	12	–	12
Other	303	44	347
Total	430	76	506

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

          As a result of Cellocator acquisition in September 2007 we engaged with Cellocator’s employees, about 30, and they were employed by us. Most of the employees are engaged with us under the success of their rights. Their compensation is like the compensation of our employees.

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

          E.          SHARE OWNERSHIP

          The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 30, 2009:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned		As a % of Outstanding Ordinary Shares Beneficially Owned(1)

Yossi Ben Shalom	Chairman of Board of Directors	1,783,590	(2)	37.53%
Danny Stern	President and CEO	*		*
Gil Oren	External Director	*		*
Zvi Rutenberg	External Director	*		*
Barak Dotan	Director	1,783,590	(2)	37.53%
Noga Knaz	Director	*		*
Yoel Rosenthal	Director	*		*
Zvi Fried	Chief Financial Officer	*		*
Amnon Duchovne-Nave	Chief Technology Officer	160,000	(3)	3.37%
Israel Ronn	Cellocator segment	*		*
All directors and officers as a group		1,943,590		40.89%

* Less than 1%.

(1)

The percentage of outstanding ordinary shares beneficially owned is based on 4,752,931 shares outstanding as of March 30, 2009. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 30, 2009.

(2)

As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 37.53% of our issued and outstanding shares held by DBSI Investment Ltd.

(3)

As the Cellocator founder and principal shareholder of Cellocator prior to its acquisition by us, Mr. Amnon Duchovne-Nave may be considered to be the beneficial holder of the 3.47% of our issued and outstanding shares received in the acquisition.

Employee Share Option Plans

          For information concerning our employee share option plans, see as incorporated by reference, Note 11d of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

          The following table and notes thereto set forth certain information as of, March 30, 2009, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*	Percent of Outstanding Ordinary Shares Beneficially Owned*

DBSI Investment Ltd. (1)	1,783,590	37.53%
Eurocom Holdings (1979) Ltd.	701,592	14.76%

*

The percentage of outstanding ordinary shares beneficially owned is based on 4,752,931 shares outstanding as of March 30, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 30, 2009, notwithstanding the Issuance Limitation or the Funds Issuance Limitation as defined in footnotes 3 and 5 below. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 37.53% of our outstanding shares held by DBSI.

     As of March 11, 2009 there were approximately 32 record holders of our ordinary shares, including approximately 14 record holders in the United States (who held approximately 74% of our outstanding ordinary shares).

     Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results of investments during these years, the conversion of debentures in March 2003, our acquisition of Shagrir in 2004 and our acquisition of Cellocator in 2007. For further information regarding such investments and acquisition see Item 4 – Information on the Company.

          B.          RELATED PARTY TRANSACTIONS

Agreements with Shagrir

     In February 2005 we consummated a management services agreement with Shagrir pursuant to which we will provide Shagrir with management services with respect to its business for a period of 2 years beginning February 28, 2005, in consideration for a management fee of approximately $263,000 million (NIS 1 million), subject to certain conditions.

In September 2008, Shagrir repaid and recapitalized loans from affiliates which were used to fund Shagrir’s purchase of Shagrir Towing Systems in 2005, these repayments were financed in part by new loan facilities between Shagrir and Bank Hapoalim As of December 31, 2008 the balance of this loan was $1.7 million. See Item 10 – Material Contracts – Loan Agreements.

Management Agreement with DBSI Investments Ltd.

          Pursuant to the share purchase agreement with DBSI Investments Ltd., we entered a management services agreement with DBSI in April 2003. Pursuant to the management agreement, DBSI will provide us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum for a period of three years commencing April 2003, to be paid in equal quarterly installments of $45,000. In April 2008, the agreement was automatically renewed for an additional 12 months period and may be automatically renewed for additional 12 month terms unless terminated by either of the parties.

Cooperation and Share Exchange Agreements with Shagrir

          On February 25, 2004, we entered into a cooperation agreement with Shagrir, the operator of our system in Israel. As part of this agreement Shagrir renewed its commitment to purchase exclusively from us end units for its stolen vehicle retrieval system. Shagrir undertook to purchase in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. We undertook to expand Shagrir’s infrastructure network. The term of the agreement was until the end of year 2007 and we are in negotiations regarding its renewal. The second addendum of the agreement, which was entered into in 2008, updated the product prices and does not include an undertaking to purchase a minimum amount of products or to exclusively purchase systems from the Company.

          C.          INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

          A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F - 1.

          Legal Proceedings

          As of December 31, 2008, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $0.3 million. The substance of the claims is the malfunction of Shagrir products, which occurred during the ordinary course of business. The Company’s management is of the opinion that no material costs will arise to Shagrir in respect to these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

          B.           SIGNIFICANT CHANGES

          For a description of significant events, which took place since the year ending December 31, 2008, see as incorporated by reference in Item 4 - Information on the Company – Recent Developments above.

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

Period	High	Low

2009 March (until March 30, 2009)	3.60	2.85
2009 February	3.86	3.00
2009 January	4.06	3.22
2008 December	4.10	2.81
2008 November	5.33	2.70
2008 October	6.66	5.05
2009 First Quarter (until March 30, 2009)	4.06	2.85
2008 Fourth Quarter	6.66	2.70
2008 Third Quarter	7.18	5.23
2008 Second Quarter	7.20	4.62
2008 First Quarter	6.95	4.23
2007 Fourth Quarter	9.84	6.00
2007 Third Quarter	9.27	7.58
2007 Second Quarter	11.65	7.80

2008	7.20	2.70
2007	14.53	6.00
2006	19.30	5.20
2005	21.00	5.90
2004	58.00	9.00

          On December 19, 2006, we commenced listing our ordinary shares on the TASE in Israel under the symbol “PNTR” The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

Period	High	Low

2009 March (until March 30, 2009)	16	11
2009 February	17	13
2009 January	15	14
2008 December	16	11
2008 November	19	11
2008 October	22	18
2009 First Quarter (until March 30, 2009)	17	11
2008 Fourth Quarter	22	11
2008 Third Quarter	27	18
2008 Second Quarter	24	16
2008 First Quarter	27	15
2007 Fourth Quarter	40	23
2007 Third Quarter	40	32
2007 Second Quarter	47	33

2008	27	11
2007	58	23

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

Articles of Association; Israeli Companies Law

Articles of Association

          The following is a summary description of certain provisions of our memorandum of association and articles of association:

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

          Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders- Sections 286 and 287 of the Israeli Companies Law;
•	any merger as provided in section 320 of the Israeli Companies Law; and
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

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

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

Nasdaq Marketplace Rules and Home Country Practices

          In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Marketplace Rule 4350 with respect to the following requirements:

•

Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•

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

•

Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under Nasdaq Marketplace Rules which require approval by the audit committee or other independent body of our board. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also Item 10B – Additional Information – Memorandum and Articles of Association – “The Israeli Companies Law”, for the definition and procedures for the approval of, related party transactions.

•

Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999, which are different or in addition to the requirements for seeking shareholder approval under Nasdaq Marketplace Rule 4350(i).

•

Independence of Directors – our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999 and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933, rather than a majority of independent directors. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•

Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors but may be made by one or more of our shareholders holding together at least one percent of the voting power at the general meeting, and such nomination under Israeli law are not required to be made by our independent directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

•	Israeli law does not require and our board has not adopted a formal written audit committee charter.

•	Our audit committee complies with all of the requirements under Israeli law.

          Mr. Gil Oren and Mr. Zvi Rutenberg currently serve on our Board of Directors as external directors. Mr. Gil Oren, Mr. Zvi Rutenberg and Ms. Noga Knaz currently serve on our Audit Committee, and Mr. Gil Oren has been determined by our board to be an audit committee financial expert.

          C.           MATERIAL CONTRACTS

Acquisition of Cellocator Ltd.

          In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology, in exchange for approximately US$18.6 million, consisting of (i) approximately US$ 16.7 million in cash; (ii) the issuance of 160,000 of our ordinary shares and (iii) a non-tradable convertible debenture with a face value of $1.9 million, which in January 2008 the seller determined in writing not to convert. As a result of the acquisition, Cellocator and/or its shareholders hold approximately 3.4% of our issued and outstanding share capital. As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law.

Private Placements with U.S. Institutional Investors

          On April 2, 2007, we entered into and consummated a share purchase agreement, with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5M. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years.

Loan Agreements

          Shagrir
          Our subsidiary Shagrir funded its acquisition of Shagrir Towing Services in February 2005 through a credit facility of approximately $23 million, made available by Bank Hapoalim B.M., and loans of approximately $22.5 million from a group of investors, including a loan of approximately $9 million provided by Shagrir Towing Services, a loan of approximately $11.5 million provided by a group of investors led by Gandyr Investments Ltd., or Gandyr, and Egged Holdings Ltd., or Egged, and a loan of approximately $2 million provided by the Company.

          During 2006 and 2008, Shagrir repaid all of these loans, other than the amounts held by Bank Hapoalim, by means of available funds and through funds provided by additional loans from Bank Hapoalim. In 2008 Shagrir entered into new loans agreements with Bank Hapoalim. The loans provided by Bank Hapoalim to Shagrir are in NIS currency and the interest rate is 7%-7.75%. As of December 31, 2008 the outstanding balances of the loans were $6 million and $1.7 million. As a result, as of December 31, 2008, Shagrir has in the aggregate approximately $22.2 million in outstanding loans, which are all entered into with Bank Hapoalim. For further information, see Note 10d of our consolidated financial statements.

          Pointer
          Pointer’s acquisition of the business of Cellocator required financing amounts in excess of what we had in cash reserves on September 18, 2007 (the date of acquisition). For this requirement we received a credit facility of $7 million from Bank Hapoalim, of which approximately $4.6 million remains outstanding as of December 31, 2008. The credit facility matures on 2013 and interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. For further information, see Note 10c of our consolidated financial statements.

          In addition, we have outstanding a convertible debenture in the amount of $1.9 million, which we issued to the seller as part of the consideration for the acquisition of Cellocator, which in January 2008 the seller determined in writing not to convert. The debenture is due and payable in September 2010 at a rate of 4.1875%, and as of December 31, 2008 the debenture has an amount outstanding of approximately $2.1 million.

          For further information regarding these loans, including related financial covenants, see Note 10c to our consolidated financial statements as of December 31, 2008, contained elsewhere in this report, and which is incorporated herein by reference.

Management Services Agreement with Gandyr and Egged

          On November 16, 2004, Shagrir entered into a management services agreement with Gandyr and Egged, pursuant to which Gandyr and Egged were to grant management services to Shagrir, commencing March 1, 2007, in consideration for approximately NIS 1 million (approximately $263,000) per year.

          For a summary of other relevant contracts, see Item 4 – Information on the Company– Recent Developments and –Property, Plants and Equipment, Item 6 – Related Party Transactions, and Item 7 – Major Shareholders and Related Party Transactions, which is incorporated herein by reference.

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

General Corporate Tax Structure

          Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

          Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, for a period of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, with include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of use of the dividend income and the period during which the dividend income will be used in Israel.

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

          (d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003).

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

          F.          DIVIDENDS AND PAYING AGENTS

Not Applicable

          G.          STATEMENT BY EXPERTS

Not Applicable

          H.          DOCUMENTS ON DISPLAY

          We are required to file reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies. Therefore, we publicly announce our year-end results promptly and file information with the SEC under the cover of Form 6-K as required. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

          You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l−800−SEC−0330 for further information on the public reference room. In addition, such information concerning our company can be inspected and copied at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own web site (www.pointer.com) all our interim and year-end financial statements as well as other information. The information contained in, or incorporated into, our website is not part of this annual report.

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

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short−swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

          As of December 31, 2008, accumulated other comprehensive loss decreased by $70 thousands compared to December 31, 2007. As of December 31, 2007, accumulated other comprehensive loss increased by $1,668 million compared to December 31, 2006.

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

          Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the Dollar. As of December 31, 2008 we had net assets of $21 million and net income of $117,000, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the NIS would thus result in approximately $43,000 net decrease in our earnings

          Our revenues and expenses generated in Argentinian Pesos are exposed to exchange rate fluctuations between the Argentinian Pesos and the Dollar. As of December 31, 2008 we had net assets of $3 million and net loss of $864,000, denominated in the Argentinian Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Argentinian Pesos would thus result in approximately $86,000 net decrease in our earnings

          Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the Dollar. As of December 31, 2008 we had net assets of $0.7 million and net income of $2.4 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $310,000 net decrease in our earnings

          The exposure to exchange rate fluctuations between the Mexican Peso and the U.S. dollar has no materiality effect.

Interest rate risk

          Our exposure to market rate risk for changes in interest rates relates primarily to funds borrowed by us from banks and other. See also disclosure about hedging in Item 5 – Impact of Exchange Rate Fluctuations. As of December 31, 2008, we had total loans borrowed bearing variable interest rates of $ 6.2 million.
          The net decrease in our earnings for the next year resulting from an increase of 10% in variable interest rates will be approximately $25,000 assuming all other variables are constant.

Israeli CPI

Our exposure to market rate risk for changes in CPI relates primarily to loans borrowed by us from banks and other. As of December 31, 2008, we had total loans borrowed linked to CPI of $ 7 million. The net decrease in our earnings for the next year resulting from an increase of 10% in CPI will be approximately $27,000 assuming all other variables are constant.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates

		2009	2010	2011	2012	2013 and thereafter

interest		(In thousands)

Assets:

cash - in U.S. dollars		1,045
Cash- In other nis		1,613
Cash- In other currency:		50

Liabilities:

Short-term bank credit
In NIS:	4.5-5.8	1,644	–	–	–	–

Long-term loans (including current maturities)
In U.S. dollars:	Libor +2	800	800	800	800	1,400
In NIS	5.48-7.75	5,373	5,479	5,022	4,723	1,615
In other currency						737

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

(a)     Evaluation of Disclosure Controls and Procedures

          Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2008. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2008, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

(b)     Management’s Report on Internal Control Over Financial Reporting

          Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

          (c) Attestation report of the registered public accounting firm. Not Applicable.

          (d) Changes in Internal Control over Financial Reporting. There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Gil Oren is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS.

          On June 22, 2003, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. We shall provide any person with a copy of our code upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2008 and 2007.

	In USD in thousands
	2008	2007

Audit Fees(1)	217	153
Audit-Related Fees(2)	–	109
Tax Fees(3)	22	10
All Other Fees	–	18

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

Pre-Approval Policies and Procedures

          Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2008 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

          Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 16F.	CHANGE IN THE REGISTRANT’S CERTIFYING ACCOUNTANT

          Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

          As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

          As described in Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices,” we do not comply with the NASDAQ requirement that an issuer listed on the NASDAQ Capital Market have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

          As a foreign private issuer listed on the NASDAQ Capital Market, we may also follow home country practice with regard to, among other things, distribution of annual and quarterly reports to shareholders, approval of related party transactions, composition of the board of directors, approval of compensation of executive officers, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under NASDAQ Marketplace Rules, U.S. domestic issuers are required to solicit proxies, provide proxy statements for all shareholder meetings and provide copies of such proxy materials to NASDAQ; however, as a foreign private issuer, we are generally exempt from the SEC’s rules governing the solicitation of shareholder proxies.

          See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

          The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F - 1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the our Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended Articles of Association of the Registrant.

2.1	Form of Convertible Debenture due September 18, 2010 of the Registrant.

4.1

English translation of Hebrew language translation of Agreement between the Company, Matan Y. Communication Tracking Systems Ltd. and Amnon Duchovna-Naveh dated July 16, 2007, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3/A, filed with the Commissionon September 24, 2007.

4.2

Securities Purchase Agreement among the Company and the Investors as defined therein, dated April 2, 2007, incorporated herein by reference to Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.3

Registration Rights Agreement among the Company and the Investors as defined therein, dated April 2, 2007, incorporated herein by reference to Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.4

Form of Ordinary Share Purchase Warrant issued to the investor parties to the Securities Purchase Agreement, dated April 2, 2007, incorporated herein by reference to Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

4.5

English Translation of Hebrew Language Order Form and Warrant issued in Israeli Private Placement in January 2007, incorporated herein by reference to Exhibit 4.5 to Registrant’s Form 20F/A, filed with the Commission on July 31, 2007.

4.6

Letter Agreement, by and among Pointer (Eden Telecom Group) Ltd. and Bank Hapoalim Ltd., dated November 16, 2004, incorporated herein by reference to Exhibit 4.18 to Registrant’s Form 20-F, filed with the Commission on June 30, 2005.

4.7

Management Services Agreement, by and among Shagrir Systems Ltd., Gandyr Investments Ltd., Egged Holdings Ltd. and other lenders therein, dated November 16, 2004, incorporated herein by reference to Exhibit 4.13 to Registrant’s Form 20-F, filed with the Commission on June 30, 2005.

8.1	A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Salles, Sainz – Grant Thornton, S.C. Certified Public Accountants (Mexico).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom

Yossi Ben Shalom
Chairman of the Board of Directors

March 31, 2009.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

          We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of one subsidiary in 2008 and two subsidiaries in 2007 and 2006, whose financial statements reflect total assets constituting 4% and 3.7% as of December 31, 2008 and 2007, respectively, and total revenues constituting 4%, 6.5% and 5.2% of the related consolidated totals for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2009	A Member of Ernst & Young Global

[Grant Thornton Letterhead]

Grant Thornton Argentina
Av. Corrientes 327 piso 3°
C1043AAD - Buenos Aires
Argentina
T (54 11) 4105 0000

F (54 11) 4105 0100

E post@gtar.com.ar
www.gtar.com.ar
To the Shareholders of
Pointer Localización y Asistencia S.A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Pointer Localización y Asistencia S.A. as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Localización y Asistencia S.A. as of December 31, 2008 and 2007 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON ARGENTINA S.C.
Buenos Aires, Argentina
March 30, 2009

[Salles, Sainz-Grant Thornton, S.C. Letterhead]

Pointer Recuperación de México, S. A. de C. V.

Certified Public Accountants
Member of Grant Thornton International

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Pointer Recuperación de México, S. A de C. V.

We have audited the accompanying balance sheets of Pointer Recuperación de México, S.A de C.V. (based in Mexico) as of December 31, 2007 and 2006, and therelated statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Recuperación de México, S. A. de C.V. as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

SALLES, SAINZ – GRANT THORNTON, S.C.

Rogelio Avalos
Partner
Mexico City, MEXICO
January 25, 2008

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,708	$1,200
Trade receivables (net of allowance for doubtful accounts of $604 and $321 at December 31, 2008 and 2007, respectively)	13,509	11,756
Other accounts receivable and prepaid expenses (Note 3)	2,774	2,001
Inventories (Note 4)	3,999	2,657

Total current assets	22,990	17,614

LONG-TERM ASSETS:
Long-term accounts receivable	339	337
Severance pay fund	4,925	4,866
Property and equipment, net (Note 5)	7,998	7,708
Deferred income taxes	1,037	941
Other intangible assets, net (Note 6)	14,894	18,058
Goodwill (Note 7)	50,416	50,712

Total long-term assets	79,609	82,622

Total assets	$102,599	$100,236

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	$7,849	$10,564
Trade payables	8,613	8,001
Deferred revenues and customer advances	8,701	8,253
Other accounts payable and accrued expenses (Note 9)	5,792	6,123

Total current liabilities	30,955	32,941

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 10)	20,520	18,460
Long-term loans from shareholders and others (Note 11)	3,305	5,767
Deferred revenues	257	89
Accrued severance pay	6,375	5,730
Convertible debentures (Note 12)	–	1,979

	30,457	32,025

MINORITY INTEREST	5,372	3,067

SHAREHOLDERS’ EQUITY:
Share capital (Note 14) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2008 and 2007; Issued and outstanding: 4,752,931 and 4,612,875 shares at December 31, 2008 and 2007, respectively	3,266	3,139
Additional paid-in capital	118,015	116,910
Accumulated other comprehensive income	1,773	1,766
Accumulated deficit	(87,239)	(89,612)

Total shareholders’ equity	35,815	32,203

Total liabilities and shareholders’ equity	$102,599	$100,236

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2008	2007	2006

Revenues (Note 18b):
Products	$30,645	$15,821	$9,701
Services	46,010	35,806	32,211

Total revenues	76,655	51,627	41,912

Cost of revenues:
Products	16,392	9,414	5,602
Services	29,869	23,034	20,786
Amortization of intangible assets	980	277	–

Total cost of revenues	47,241	32,725	26,388

Gross profit	29,414	18,902	15,524

Operating expenses:
Research and development	2,511	1,675	1,170
Selling and marketing	6,934	4,934	3,927
General and administrative	8,311	6,209	4,749
Amortization of intangible assets and impairment of long-lived assets (Note 5c)	2,365	1,877	2,112
Other income, net (Note 1g)	–	–	(1,292)

Total operating expenses	20,121	14,695	10,666

Operating income	9,293	4,207	4,858
Financial expenses, net (Note 19a)	4,054	2,814	2,577
Other expenses (income), net (Note 19b)	(22)	12	(14)

Income before taxes on income	5,261	1,381	2,295
Taxes on income	640	353	82

Income before minority interest	4,621	1,028	2,213
Minority interest in earnings of subsidiaries	2,248	1,366	1,044

Net income (loss)	$2,373	$(338)	$1,169

Basic net earnings (loss) per share (Note 15)	$0.51	$(0.08)	$0.39

Diluted net earnings (loss) per share (Note 15)	$0.50	$(0.08)	$0.31

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2006	2,479,020	$1,680	$100,707	$(1)	$–	$(1,138)	$(90,443)		$10,805

Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	–	–	(1)	1	–	–	–		–
Stock-based compensation expenses	–	–	153	–	–	–	–		153
Exercise of warrants and stock options	743,855	460	3,021	–	–	–	–		3,481
Receipts on account of shares	–	–	–	–	2,586	–	–		2,586
Comprehensive income:
Foreign currency translation adjustments	–	–	–	–	–	1,236	–	$1,236	1,236
Net income	–	–	–	–	–	–	1,169	1,169	1,169

Total comprehensive income								$2,405

Balance as of December 31, 2006	3,222,875	2,140	103,880	–	2,586	98	(89,274)		19,430

Issuance of shares (net of issuance costs)	1,390,000	999	10,019	–	–	–	–		11,018
Stock-based compensation expenses	–	–	425	–	–	–	–		425
Receipts on account of shares	–	–	2,586	–	(2,586)	–	–		–
Comprehensive income:
Foreign currency translation adjustments	–	–	–	–	–	1,668	–	$1,668	1,668
Net loss	–	–	–	–	–	–	(338)	(338)	(338)

Total comprehensive income								$1,330

Balance as of December 31, 2007	4,612,875	3,139	116,910	–	–	1,766	(89,612)		32,203

Issuance of shares	140,056	127	873	–	–	–	–		1,000
Stock-based compensation expenses		–	232	–	–	–	–		232
Comprehensive income:
Foreign currency translation adjustments		–	–	–	–	(71)	–	$(71)	(71)
designated Unrealized gains on derivatives as cash flow hedges		–	–	–	–	78	–	78	78
Net Income		–	–	–	–	–	2,373		2,373

Total comprehensive income								$7

Balance as of December 31, 2008	4,752,931	$3,266	$118,015	$–	$–	$1,773	$(87,239)		$35,815

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2008	2007	2006

Cash flows from operating activities:

Net income (loss)	$2,373	$(338)	$1,169
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	6,918	5,273	4,490
Accrued interest and exchange rate changes of convertible debenture and long-term loans	1,187	750	137
Accrued severance pay, net	619	(70)	(166)
Gain from sale of property and equipment, net	(36)	(182)	(563)
Stock-based compensation	350	783	251
Minority interest in earnings of subsidiary	2,248	1,366	1,044
Increase in trade receivables, net	(1,773)	(1,172)	(1,167)
Increase in other accounts receivable and prepaid expenses	(6)	(421)	(36)
Increase in inventories	(2,088)	(395)	(490)
Write-off of inventories	112	150	127
Deferred income taxes	(178)	(174)	(99)
Decrease (increase) in long-term accounts receivable	23	(141)	60
Increase in trade payables	888	730	1,049
Increase (decrease) in other accounts payable and accrued expenses	379	1,855	(400)

Net cash provided by operating activities	11,016	8,014	5,406

Cash flows from investing activities:

Increase in other accounts receivable	(357)	–	–
Purchase of property and equipment	(3,476)	(2,638)	(2,277)
Proceeds from sale of property and equipment	605	860	1,026
Acquisition of Cellocator (a)	–	(16,571)	–
Acquisition of other intangible assets	–	(117)	–

Net cash used in investing activities	(3,228)	(18,466)	(1,251)

Cash flows from financing activities:

Receipt of long-term loans from banks	9,064	5,000	2,243
Repayment of long-term loans from banks	(4,930)	(4,347)	(2,949)
Receipt of long-term loans from shareholders and others	–	–	131
Repayment of long-term loans from others	(10,201)	(2,767)	(4,529)
Proceeds from issuance of shares and exercise of warrants, net	1,000	9,588	3,481
Receipts on account of shares	–	–	2,586
Short-term bank credit, net	(970)	(1,752)	(973)

Net cash provided by (used in) financing activities	(6,037)	5,722	(10)

Effect of exchange rate changes on cash and cash equivalents	(243)	80	9

Increase (decrease) in cash and cash equivalents	1,508	(4,650)	4,154
Cash and cash equivalents at the beginning of the year	1,200	5,850	1,696

Cash and cash equivalents at the end of the year	$2,708	$1,200	$5,850

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2008	2007	2006

(a)	Acquisition of Cellocator and Matan activities:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$–	$(1,323)	$–
	Property and equipment	–	(151)	–
	Customer related intangibles	–	(3,943)	–
	Brand name	–	(1,775)	–
	Developed technology	–	(4,890)
	Goodwill	–	(8,750)	–
	Accrued severance pay, net	–	20

		–	(20,812)	–

	Fair value of shares issued	–	1,430
	Fair value of convertible debentures	–	1,951
	Accrued expenses	–	860	–

		–	4,241

		$–	$(16,571)	$–

(b)	Supplemental disclosure of cash flow activity:

	Cash paid during the period for interest	$2,504	$1,750	$2,549

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.

Pointer Telocation Ltd., (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company provides a range of services and products to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management location based and other value added services. We also develop, manufacture, market and sell products relating to these types of services (other than road side assistance) to independent operators, including cellular monitoring units, fleet management software and mobile resource management software used for fleet command and control centers. The Company provides services, for the most part, in Israel, Argentina and Mexico, through its local subsidiaries. Independent operators provide similar services in Latin America, Europe and other countries utilizing the Company’s technology and operational know-how. The Company’s shares are traded on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange.

b.

On September 18, 2007, the Company completed the acquisition of all of the assets and assumed substantially all of the liabilities and operations of Cellocator Ltd and Matan Y. Communication and Tracking Systems (“2007 acquisition transaction”) which were engaged in selling automatic vehicle location products. The consideration for the acquisition consisted of (i) $16.7 million in cash (ii) 160,000 Ordinary shares of the Company; and (iii) a non-tradable debenture with a fair value of $1,951 convertible into 160,000 of the Company Ordinary shares (see Note 12).

In respect of the acquisition, the Company entered into $5,000 loan agreement with Bank Hapoalim B.M. (See Note 10)

The consideration is comprised of the following:

Cash	$16,731
Issuance of shares	1,430
Issuance of Convertible debenture	1,951
Transactions costs	700

Total consideration – purchase price	$20,812

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

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the acquisition, as follows:

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

U.S. dollars in thousand

Working capital	$1,323
Property and equipment	151
Customers related intangible	3,943
Brand name	1,775
Developed technology	4,890
Goodwill	8,750
Accrued severance pay, net	(20)

20,812

For estimated amortization expenses related to intangible assets, see Note 6c.

For estimated amortization periods related to intangible assets, see Note 2g.

As of December 31, 2008, the Company had tax deductible goodwill of $7,627.

The unaudited pro forma information below assumes that the 2007 acquisition transaction had been consummated on January 1, 2007 and 2006 and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Year ended December 31,

	2007	2006

	Unaudited

Net revenues	$62,615	$50,006

Net income	$1,876	$2,018

Basic net earnings per share	$0.43	$0.64

Diluted net earnings per share	$0.43	$0.57

c.

On February 28, 2005, the Company announced the closing of the transaction for the purchase of the activities, the assets and liabilities of Shagrir Towing Services Ltd. and ADACH (“Shagrir transaction”) by the Company’s subsidiary Shagrir Systems Ltd, formerly Shagrir Motor Vehicle Systems (“Shagrir “) in consideration of approximately $44,000. Shagrir funded the Shagrir transaction through financing from Shagrir towing services (“the seller”), a group of investors led by Gandyr investment LTT (“Gandyr group”) and Egged holding LTD (“Egged”) and the Company (See Note 11 d1 and d2). Shagrir Towing Services Ltd. was engaged in the field of road side assistance and towing services in Israel. As of December 31, 2008 the Company holds 56.56% of Shagrir’s shares.

d.

In June 2008, Shagrir, together with a Romanian citizen (“Romanian Shareholder”), established a company named Pointer Systems SRL (“Pointer Romania”) incorporated in Romania to operate in the business of road side assistance services. Each of the shareholders holds 50% of the issued share capital of Pointer Romania. Shagrir has a call option that grants it an extra 1% of Pointer Romania’s issued share capital from the Romanian Shareholder (See Note 2c).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.

The Company holds 88% of Pointer Localization Y Asistencia SA’s (formerly: Tracsat S.A.) (“Pointer Argentina”) share capital. Pointer Argentina is the operator of the Company’s systems and products that provides stolen vehicle recovery services in Buenos Aires, Argentina.

In March 2007, the Company executed a Memorandum of Understanding, or MOU, with a leading provider of road side assistance in Argentina, the “Argentinean Provider”, to cooperate in offering location based services and stolen vehicle retrieval services in Argentina. In June 2008 the Company allocated 5% of the shares in Pointer Argentina, to the Argentinean Provider. Both sides have an option to repurchase or return the 5% shares until March 1, 2010 for the higher of an agreed amount or a formula based on the EBITDA of Pointer Argentina. The closing of the transaction referenced in the MOU is subject to the success of the Argentinean Provider in reaching an agreement with a leading automotive manufacturer in Argentina and other factors. As of December 31, 2008, the closing had not yet taken place.

f.

On June 17, 2004, the Company incorporated a local Mexican operator and service provider, Pointer Recuperacion de Mexico S.A. de C.V. (“Pointer Mexico”), jointly held by the Company and its Mexican local partners.

As of December 31, 2008 the Company and its Mexican local partners hold 74% and 26% of Pointer Mexico, respectively. Pointer Mexico provides location, tracking and recovery of stolen vehicles services to its customers in Mexico.

	g.	On May 26, 2006, the Company entered into a settlement with respect to a past claim against a Latin American customer, pursuant to which the Company received a net amount of approximately $1,292.

h.

On January 8, 2008, the Company entered into a loan agreement with a Hungarian automotive service provider (“Hungarian entity”), pursuant to which the Company loaned them 290,000 Euros (approximately $450). According to the agreement, the Hungarian entity is obligated to return only 240,000 Euros. Repayment has commenced as provided in the agreement.

i.

In August and October 2008, the Company established two subsidiaries. One in Brazil, Cellocator Comercial S.A., 60% hold by the Company and one in the United States, Pointer Telocation Inc., wholly hold by the Company. Currently, both subsidiaries have no significant operations.

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

For Pointer Argentina, whose functional currency has been determined to be its local currency, the Argentinean peso, for Pointer Mexico, whose functional currency has been determined to be its local currency, the Mexican peso, for Shagrir, whose functional currency has been determined to be its local currency, the new Israeli shekel (“NIS”), and for Pointer Romania, whose functional currency has been determined to be its local currency, the euro. Assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

The Company applied FASB Interpretation No. 46 (revised December 2003 “FIN 46R”), Consolidation of Variable Interest Entities (“VIE”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For any VIE that must be consolidated under FIN 46R, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and non-controlling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary. The Company has consolidated its Pointer Romania, subsidiary of Shagrir, based on FIN 46R guidance. Shagrir is in a position to absorb the majority of the VIE’s expected losses and residual returns, thus making Shagrir the primary beneficiary and in position to consolidate Pointer Romania.

The effect on the consolidated balance sheet including this VIE as of December 31, 2008 is not material.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

	e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2008, 2007 and 2006, the Company and its subsidiaries wrote off approximately $112, $150 and $127, respectively. The write-offs are included in cost of revenues.

	f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	20-33
Computers and electronic equipment	10 - 33 (mainly 33)
Office furniture and equipment	6 - 15
Motor vehicles	15 - 20 (mainly 20)
Network installation	10 - 33
Buildings	6.67
Leasehold improvements	Over the term of the lease including the option term

g.	Goodwill and other intangible assets:

Goodwill reflects the excess of the purchase price of the acquired business over the fair value of net assets acquired. Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested for impairment at least annually.

The Company compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s discounted cash flows. The discounted cash flow calculations use projections that are based on management’s estimations. If the fair value exceeds the carrying value, no impairment loss is recognized. The Company evaluates the reasonableness of the fair value calculations of its reporting units by reconciling the total of the fair values of all of its reporting units to the total market capitalization, and adjusting for an appropriate control premium. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No impairment losses were identified in 2008, 2007 or 2006.

During 2008 and 2007, the Company reduced the goodwill at the amount of $805 and $532, respectively due to the realization of tax loss carryforward of subsidiary, that at the date of acquisition of the subsidiary were not more-likely-than-not to be realized.

Intangible assets consist of a brand name, customers related intangible, developed technology and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

The brand names are amortized over a two to nine years period.

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

During the years ended December 31, 2007 and 2006, an impairment loss of $36 and $372 respectably has been recognized (see Note 5c). No impairment loss has been identified as of December 31, 2008.

	i.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities during 2008 and 2007 are as follows:

	Year ended December 31,

	2008	2007

Balance, beginning of the year	$411	$338
Acquisition of Cellocator activities	–	85
Warranties issued during the year	523	287
Settlements made during the year	(274)	(192)
Expirations	(101)	(125)
Foreign currency translation adjustment	(1)	18

Balance, end of year	$558	$411

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the provision of services, subscriber fees and sales of systems and products, mainly in respect of road-side assistance services, automobile repair and towing services, stolen vehicle recovery, fleet management and other value added services. To a lesser extent, revenues are also derived from technical support services.The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users.

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

Deferred revenue includes amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $480, $439 and $344, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Deferred income taxes:

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

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

The adoption of FIN 48 did not have a material effect on the Company’s financial statements and no affect has been recorded on January 1, 2007. No provisions were recorded during 2007 and 2008.

	n.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”).

Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 0, 160,000, and 0 for the years ended December 31, 2008, 2007 and 2006, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

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

During the years ended December 31, 2008, 2007 and 2006, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $350, $783 and $251, respectively.

	p.	Data related to options to purchase the Company shares:

		1.	The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2008, 2007 and 2006 was estimated using the following weighted average assumptions:

	Year ended December 31,

	2008	2007	2006

Risk free interest	2.99-3.10%	4.14%	4.3%
Dividend yields	0%	0%	0%
Volatility	78-79%	81%	52%
Expected term (in years)	4-5	3.75	2.32

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term.

The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest

	2.	Data related to options to purchase Shagrir shares:

As of December 31, 2008, 3,383 options to purchase Shagrir shares are outstanding (2,538 are exercisable). Weighted average exercise price of these outstanding options is $165. There were no changes during 2008.

The weighted average fair values of options granted during the year ended December 31, 2006 was $200. No options were granted during 2007 and 2008.

Those options vest primarily over four years. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2006:

2006

Risk free interest	5.6%
Dividend yields	0%
Volatility	34%
Expected term (in years)	4.13

As of December 31, 2008, there was approximately $126 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under Shagrir’ stock option plans.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Severance pay:

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses.

Severance pay expenses for the years ended December 31, 2008, 2007 and 2006 were $1,291,$534 and $428, respectively.

	r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and derivatives.

The Company’s cash and cash equivalents as available are invested primarily in deposits with major banks worldwide, mainly in US and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk.

Trade receivables include amounts billed to clients located mainly in Israel and South America and Europe. Management periodically evaluates the collectibility of these trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. In 2008, 2007 and 2006, the Company recorded doubtful expenses in the amount of $322, $97, and $178, respectively. As for major customers, see Note 18d.

The Company entered into foreign exchange forward contracts (“derivative instruments”) intended to protect against the revaluation in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency exposure (see Note 2(t) below).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Fair value of financial instruments:

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

Amounts recorded for long-term loans approximate fair values. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Derivatives and hedging activities:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in the period of change.

The Company entered into derivative instrument arrangements to hedge a portion of anticipated new Israeli shekel (“NIS”) payroll payments. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. During 2008, there were no gains or losses recognized in earnings for hedge ineffectiveness.

At December 31, 2008, the Company expects to reclassify $78 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

	u.	Impact of recently issued Accounting Standards:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The adoption of SFAS 160 will result in reporting the minority interest as part of equity in the consolidated financial statements and will result in changing the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. The impact of SFAS 141R on the Company’s consolidated results of operations will result an adjustment to the income tax expenses, subsequent to the effective date.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. (FSP FAS 157-3) This FSP clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. In particular, it provides additional guidance on (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist, (b) how available observable inputs in a market that is not active should be considered when measuring fair value, and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. This FSP is effective upon issuance, including prior periods for which financial statements have not been issued. The Company evaluated the impact of this FSP and concluded that its considerations in determining the fair value of its financial assets when the market for them is not active are consistent with the FSP’s guidance.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2008	2007

Government authorities	$366	$326
Employees	51	63
Prepaid expenses	782	352
Deferred income taxes	1,072	978
Loan to others (see Note 1h)	357	–
Foreign currency derivatives	78	–
Others	68	282

	$2,774	$2,001

NOTE 4:-	INVENTORIES

	December 31,

	2008	2007

Raw materials	$1,478	$844
Work in process	120	322
Finished goods	2,401	1,491

	$3,999	$2,657

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

	a.	Composition:

	December 31,

	2008	2007

Cost:
Installed products	$2,542	$3,072
Computers and electronic equipment	4,816	4,468
Office furniture and equipment	1,037	860
Motor vehicles	8,045	6,410
Network installation	1,510	1,692
Buildings	481	476
Leasehold improvements	877	506

	19,308	17,484

Accumulated depreciation:
Installed products	1,949	2,268
Computers and electronic equipment	4,013	3,196
Office furniture and equipment	575	442
Motor vehicles	3,380	2,466
Network installation	1,059	1,144
Buildings	32	22
Leasehold improvements	302	238

	11,310	9,776

Depreciated cost	$7,998	$7,708

b.	Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 were $2,768 $2,623 (including impairment of $36) and $2,750 (including impairment of $372), respectively.

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

This group of assets has been reduced to its fair value as determined by the management based on present value of future net cash flows. Impairment loss has been recognized in a separate caption within the statement of operations in the amount of $372 for the year ended December 31, 2006 and $36 for the year ended December 31 2007.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

	a.	Other intangible assets, net:

	December 31,

	2008	2007

Cost:
Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	15,548	15,446
Brand name	4,473	4,448

	25,550	25,423

Accumulated amortization:
Patents	638	636
Developed technology	1,255	277
Customer related intangible	6,965	5,129
Brand name	1,798	1,323

	10,656	7,365

Amortized cost	$14,894	$18,058

b.	Amortization expenses for the years ended December 31, 2008, 2007 and 2006 were $3,344, $2,118 and $1,740, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2009	$3,184
2010	3,135
2011	3,115
2012	2,838
2013	884
Thereafter	1,738

$14,894

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	December 31,

	2008	2007

Goodwill, beginning of the year	$50,712	$38,707
Additions in respect of acquisitions	–	8,750
Amortization of goodwill in respect of tax adjustments	(805)	(532)
Foreign currency translation adjustments	509	3,787

Goodwill, end of year	50,416	50,712

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,

	2008	2007	2008	2007

	%

Short-term bank loans:
In NIS	4.5-5.8	5.85-6.1	1,644	2,466

			1,644	2,466

Short-term bank credit:
In, or linked to, dollars	–	LIBOR +1.5	–	20
In NIS	–	6.75	–	42

			–	62

Current maturities of long-term loans from banks, shareholders and others:
In, or linked to, dollars	LIBOR +2	LIBOR +2-2.2	800	900
In NIS linked to CPI	5.48	4-6.5	1,426	5,478
In NIS	6.681-7.39	6.681-7.39	2,980	1,658
In NIS	7.75	–	967	–
In NIS	8-16	–	32	–

			6,205	8,036

			$7,849	$10,564

Unutilized credit lines			$5,771	$4,128

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2008	2007

Employees and payroll accruals	$3,583	$3,070
Government authorities	356	290
Provision for warranty	558	411
Accrued expenses	1,200	2,173
Related party	52	51
Others	43	128

	$5,792	$6,123

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS

	a.	Composition:

	Interest rate		December 31,

	2008	2007	2008	2007

	%

In, or linked to, dollars (See c below)	LIBOR +2	LIBOR +2-2.2	$4,600	$5,500
In NIS linked to CPI	5.48	5.48	6,634	7,552
In NIS	6.68-7.39	6.68-7.39	13,836	9,389
In NIS	7.75	–	1,742	–

			26,812	22,441
Less - current maturities			6,173	3,835
Less - discount			119	146

			$20,520	$18,460

b.	As of December 31, 2008, the aggregate annual maturities of the long-term loans are as follows:

2009 (current maturities)	$6,173
2010	6,279
2011	5,822
2012	5,523
2013	2,415
Thereafter	600

$26,812

c.	In respect of the bank loans that funded the Cellocator transaction (see Note 1b), the Company is required to meet certain financial covenants as follows:

	1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, starting December 31, 2007.

2.

The ratio of the Company and its subsidiaries’ debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 5 in 2008, 4.5 in 2009 and 4 in 2010 and thereafter.

3.

The ratio of Pointer Telocation Ltd.’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2008, 3.5 in 2009 and 2.5 in 2010 and thereafter.

As of December 31, 2008, the Company meets the financial covenants.

d.

In respect of the bank loans that funded the Shagrir transaction (see Note 1c), the Company granted to Bank Hapoalim B.M. a warrant to purchase up to 100,000 Ordinary shares of the Company. During 2007, all of the warrants expired.

Under the credit facility (in respect of the loans denominated in NIS) from Bank Hapoalim B.M., Shagrir is required to meet financial covenants.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS (Cont.)

The financial covenants are:

		1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

		2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

		3.	The shareholders’ equity, including loans from shareholders, will not be less than NIS 50 million, at any time (updated in September 2008).

		4.	Shagrir will not decide on any distribution of dividends from Shagrir without a written pre-approval from the bank.

As of December 31, 2008, Shagrir meets the financial covenants.

NOTE 11:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

	a.	Long-term loans from shareholders - composition:

	Interest rate		December 31,

	2008	2007	2008	2007

	%

In NIS linked to CPI (see d1 below)	–	4-6.5	$–	$728

			–	728

Less - current maturities			–	728

			$–	$–

b.	Long-term loans from others - composition:

	Interest rate		December 31,

	2008	2007	2008	2007

	%

In NIS linked to CPI (see d1-d2 below)	6.5	4-6.5	$394	$9,234
In Euro (see d3 below)	8-16	–	115	–
In USD (see Note 12)	LIBOR	–	2,056	–
Linked to Euro (see d4 below)	2	–	35	–
In USD (see d5 below)	–	–	737	737

			3,337	9,971
Less - current maturities			32	3,473
Less - discount			–	731

			$3,305	$5,767

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

	c.	As of December 31, 2008, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2009 (current maturities)	$32
2010	2,123
2011	32
2012	18
Thereafter	1,132

$3,337

d.	1.

On October 1, 2006, Shagrir entered into an agreement to replace two long-term loans from Egged bearing an annual interest rate of 4% to 7.5%, at the aggregate amount of approximately $2,392, into two long-term loans to mature in two years. The new loans bear an annual interest rate of 4% to 6.5% and are linked to the Israeli CPI. The option granted to Egged to purchase Shagrir’s Ordinary shares or the Company’s Ordinary shares was cancelled.

On July 1, 2008, the last payment was paid. The replacement of the loans was accounted for as an extinguishment in accordance with EITF Issue No. 96-19, “Debtor’s Accounting for Modification or Exchange of Debt Instruments”. The extinguishment resulted in an immaterial gain.

	2.

Loans from Gandyr group to be repaid in nine quarterly installments, commencing six months from February 28, 2005, in accordance with the Company’s financial ability. The loan was repaid in full on September 28, 2008.

On February, 2005, Shagrir received a loan of NIS 40,000 thousand from Shagrir Towing Services Ltd. In May, 2008, Shagrir made an early payment at the amount of NIS 27,310 thousand of the remaining Balance of the loan from Shagrir Towing Services Ltd. Accordingly, the remaining discount of NIS 2,493 thousand was recorded under financial expenses.

		In addition, the Company granted Shagrir Towing Services Ltd. and ADACH jointly a warrant to purchase up to 250,000 of its Ordinary shares. During 2007, all of the warrants expired.

		A loan of $393 (NIS 1.5 million) related to the Shagrir transaction was funded by Gandyr group and bears an annual interest of 6.5% and is linked to the Israeli CPI. No maturity date has been settled.

	3.

During August and October 2008, Pointer Romania signed an agreement of vehicles capital lease. The liability bears an annual interest rate of 8-16%. The loan will be repaid in 36 equal monthly payments.

	4.	In September 2008, Pointer Romania received a loan of EURO 25,000 from its Romanian shareholder. The loan bears an annual interest rate of 2%.

	5.	Pointer Mexico received a loan of $737 from its Mexican local partner in 2005 and 2004.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COBVERTIBLE DEBENTURE

Debentures at the principal amount of $1,922 convertible into 160,000 Ordinary shares of the Company, nominal value NIS 3.00 each, as of December 31, 2008 the debenture balance was $2,056. The debenture bears interest at the annual LIBOR rate to accrue from the later of: (1) the date on which the holder provided an irrevocable written notice to the Company that it does not wish to convert the debenture into Ordinary shares of the Company, or (2) in the event that by 33 months from the date of issuance, the holder did not provide the Company with notice of conversion. The interest shall accrue until the date of repayment. During 2008 the seller notified the Company that he does not wish to convert the debenture into Ordinary shares of the Company. The debenture shall mature in September 2010. According to the notice, the Company classified the debenture as a long term loan.

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Charges:

		1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.

Shagrir recorded a first priority charge on all of its assets in favor of banks, A second priority charge on all of the Shagrir’s assets registered in the name of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd., the sellers under the Shagrir Transaction was removed in September 2008. Gandyr group, under the Agreement dated November 15, 2004, have a third priority charge on all of the Shagrir’s assets and third priority fixed charge over the Company’s rights to proceeds from several customers of Shagrir.

	b.	Collateral:

		1.	To secure Shagrir’s obligations for providing services to several of its customers, Shagrir provided a bank guarantee in the amount of about $412, in force until December 2009 - August 2010.

		2.	The Company obtained bank guarantees in the amount of $92 in favor of its lessor, and customs.

	c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2008 is $2,232. No royalties were accrued or paid during 2008, 2007 and 2006.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2013. Minimum annual rental payments under non-cancelable operating leases are as follows:

2009	$1,035
2010	785
2011	421
2012	376
2013	49

$2,666

Rent expenses for the years ended December 31, 2008, 2007 and 2006, were $1,801, $1,428 and $1,328, respectively.

e.	Litigation:

1.

In February 2008 the Company finalized the settlement of outstanding litigation with China National Electronics Import & Export Beijing Co, or CEIEC, regarding the alleged breach of agreements in respect of CEIEC’s customer Sino Telocation Ltd. for the purchase of a car localization system. Pursuant to the settlement, both parties withdrew the claims against each other and against Bank Hapoalim B.M., used in connection with the agreement.

No provision was recorded in the financial statements in prior years in respect of the potential claim.

2.

As of December 31, 2008, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $314. The substance of the claims is the malfunction of Shagrir’s products, which occurred during the ordinary course of business. Shagrir’s management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

f.	Commitments:

1.

The Company and DBSI Investment Ltd. (“DBSI”) (see Note 17) have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on April 6, 2003.

This agreement is automatically renewed for additional periods of twelve months each, unless either party gives the other party a notice of termination three months prior to the beginning of a renewal term.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.

During 1998, the Company entered into an agreement with Shagrir, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the “First Addendum”). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013.

In accordance with the First Addendum to the agreement, Shagrir committed to the Company, to purchase a minimum amount of products each year, until the end of 2007. In the event it does not purchase the minimal amount as committed, Shagrir shall pay the Company the difference between the minimal amount and the amount actually purchased.

As of the end of 2007, Shagrir met its minimal purchase commitment under the aforesaid agreement. In addition, Shagrir undertook to Company that until the end of 2007 it shall not purchase from other suppliers systems whose purpose is the provision of locating services for prevention of vehicle theft. The Company undertook to Shagrir not to sell to any other entity in Israel systems for prevention of vehicle theft.

The second addendum of the agreement, which was entered into in 2008, updated the product prices and does not include an undertaking to purchase a minimum amount of products or to exclusively purchase systems from the Company.

3.

Shagrir entered into a management services agreement with the Company, pursuant to which the Company will provide Shagrir with management services with respect to its business for a period of two years starting February 28, 2005, in consideration of management fees of $263 (NIS 1 million) per year, subject to certain conditions.

4.

Shagrir entered into a management services agreement with Gandyr group and Egged, pursuant to which Gandyr group and Egged will grant management services to Shagrir beginning at the end of a period of 24 months from February 28, 2005, in consideration of approximately $263 (NIS 1 million) per year. Pursuant to the management services agreement, in the event that Gandyr Group or Egged will not exercise its entire options, the parties shall negotiate the management fees. On February 28, 2007 all of its unexercised options expired.

	5.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 10c and 10d).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY

	a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

	b.	Issued and outstanding share capital:

1.

During February and March 2005, the Company completed a round of financing of $6,070 ($1,000 of which was invested by DBSI Investments Ltd., a major shareholder of the Company), in consideration of 722,587 of the Company’s Ordinary shares at a price per share of $8.4. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 158,969 shares of the Company, with an exercise price of $8.4 per share. The warrants were exercisable at any time during the period, beginning on February 28, 2005 and until the earlier of: (i) April 6, 2006; or (ii) an M&A transaction. All the warrants expired.

Out of the total number of shares and warrants issued, Egged was issued 309,524 shares and 68,095 warrants.

2.

During 2005, the Company issued warrants to purchase up to 508,969 shares of the Company. 158,969 warrants were issued to investors, at an exercise price of $8.4 per share and have expired on April 6, 2006 250,000 warrants were issued to Shagrir Towing Services Ltd. and ADACH and 100,000 warrants were issued to Bank Hapoalim B.M., at an exercise price of $18. As of December 31, 2007, these warrants have expired.

3.

During 2006, 806,918 warrants and stock options were exercised into 743,855 of the Company’s Ordinary shares. Out of the 806,918 warrants and stock options, 95,455 warrants were exercised by way of cashless exercise into 32,392 Ordinary shares, and 711,463 warrants and stock options were exercised into Ordinary shares, for a consideration of $3,481.

4.

On December 28, 2006 the Company entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of the Company’s Ordinary shares for an aggregate price of $4,700. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 Ordinary shares, such that for each one share purchased, the investors acquired a warrant to purchase half an Ordinary share. The warrants are exercisable into Ordinary shares, at an exercise price of $13.00 per share and are exercisable for a period of four years.

5.

In January 2007, the Company completed a round of financing of $4,675, out of which, an amount of $2,586 was received as of December 31, 2006, in consideration of 425,000 of the Company’s Ordinary shares at a price per share of $11.0. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 212,500 shares of the Company, with an exercise price of $13.0 per share. The warrants may be exercised at any time until December 31, 2010.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

6.

On April 2, 2007, the Company entered into and consummated a share purchase agreement with a group of United States institutional investors for the purchase of 805,000 of the Company Ordinary shares for an aggregate price of approximately $8,500. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of the Company Ordinary shares, such that for each one share purchased, the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into Ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years.

		7.	On July 18, 2008, The Company consummated a private placement of 140,056 of its ordinary shares to DBSI Investments Ltd., our principal shareholder, for an aggregate price of $1,000.

	c.	Options:

1.

The Company grants, under various option plans (mainly under the 2003 Employee share option plan), options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to four years.

		2.	A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2008 and changes during the year ended December 31, 2008 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2008	256,145	$9.98
Granted	12,000	$6
Exercised	–	$–
Forfeited	(49,900)	$13.35

Outstanding at December 31, 2008	218,245	$8.99	2.96	–

Exercisable at December 31, 2008	94,183	$9.8	2.32	$–

Vested and expected to vest at December 31, 2008	207,120	$8.90	2.97	$–

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $3.81, $4.36 and $2.6, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock.

As of December 31, 2008, there was approximately $195 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.86 years. Total grant-date fair value of options that vested during the year ended December 31, 2008 was approximately $186.

	3.	A summary of the status of the Company’s employee stock options as of December 31, 2008, 2007 and 2006, and changes during the years then ended, are as follows:

	Year ended December 31,

	2008		2007		2006

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Options outstanding at beginning of year	256,145	$9.98	165,842	$14.6	263,753	$16.3
Granted	12,000	$6.00	155,000	$8.7	12,000	$7.6
Exercised	–	$–	–	$–	(103,522)	$7.8
Forfeited	(49,900)	$13.35	(64,697)	$18.91	(6,389)	$179.3

Options outstanding at end of year	218,245	$8.99	256,145	$9.98	165,842	$14.6

Options exercisable at end of year	94,183	$9.8	70,895	$13.1	81,092	$19.9

The following table summarizes information relating to employees’ stock options outstanding as of December 31, 2008, according to exercise price range:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding at December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2008	Weighted average exercise price

		Years

$ 5.71-6.91	12,000	4.3	$6.00	3,000	$6.9
$ 7.01	87,500	3.99	$7.01	21,875	$7.0
$ 7.6	9,000	2.05	$7.60	6,000	$7.6
$ 9.5-10.6	62,750	1.57	$10.20	47,063	$10.2
$ 11.24	41,000	3.08	$11.24	10,250	$11.2
$ 13.3	5,978	0.42	$13.30	5,978	$13.3
$ 1,650.0	17	0.09	$1650.00	17	$1650

	218,245	2.96	$8.99	94,183	$9.8

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

4.

On March 5, 2007, the Board of Directors resolved to modify the terms of the options granted to its former CFO on November 23, 2005, by accelerating the vesting of the options and extending the exercise period after his resignation until June 30, 2008. As a result, the company recorded an additional amortization of stock compensation in the amount of $100.

5.

On February 25, 2009 the board of directors resolved to issue to the Company’s employees options to purchase 15,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $3.14 per share.

6.

On February 25, 2009 the board of directors resolved to modify the price of 166,750 options granted to the Company’s employees between the period of May 2005 and December 2007 to purchase 166,750 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, at an exercise price of $3.14 per share.

	d.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars.

NOTE 15:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2008	2007	2006

Numerator:

Numerator for basic net earnings per share - Net income (loss)	$2,373	$(338)	$1,169
Effect of diluting securities	(47)	5	(244)

Numerator for diluted net earnings per share - Net income (loss)	$2,326	$(333)	$925

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	4,679	4,271	2,983
Effect of diluting securities (in thousands)	–	39	20

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	4,679	4,310	3,003

Basic net earnings (loss) per share	$0.51	$(0.08)	$0.39

Diluted net earnings (loss) per share	$0.50	$(0.08)	$0.31

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Law”):

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

	c.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

According to the Law, the companies are entitled to various tax benefits by virtue of the “approved enterprise” and/or “beneficiary enterprise” status granted to part of their enterprises, as implied by this Law. The Tax benefits and reduced tax rates under the Alternative track is: the Company is tax exempt in the first two years and subject to tax at the reduced rate of 25% for a period of five years for the remaining benefit period.

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law (“a beneficiary company”), and which is derived from an industrial enterprise. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The Company’s expansion program of its plant was granted the status of an “approved program”, in accordance with the Law, under the alternative track. According to this track, income derived from the approved enterprise is subject to the benefits and related conditions, as above.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

The benefit period starts with the first year the approved enterprise/beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The Company’s benefit period regarding to the approved enterprise status will end in 2010.

If dividends are distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the alternative track (tax at the rate of 0%). The Company’s policy is not to distribute dividends as above.

d.

On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

	e.	Income before taxes on income:

	Year ended December 31,

	2008	2007	2006

Domestic	$6,953	$2,412	$4,188
Foreign	(1,692)	(1,031)	(1,893)

	$5,261	$1,381	$2,295

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

	1.	Provided in respect of the following:

	December 31,

	2008	2007

Reserves and accruals	$560	$354
Carryforward tax losses	26,574	26,219
Other temporary differences, net	553	109
Goodwill	(3,491)	(2,330)

Net deferred tax assets before valuation allowance	24,196	24,352
Valuation allowance (3)	(22,087)	(22,433)

Net deferred tax assets	$2,109	$1,919

Domestic	$2,109	$1,919
Foreign	–	–

	$2,109	$1,919

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

	2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,

	2008	2007

Current assets	$1,072	$978
Long-term assets	1,037	941

	$2,109	$1,919

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

Shagrir has provided in 2006, for the first time, deferred tax assets relating to the tax losses carryforward and other temporary differences that it is more likely than not they will be realized in the foreseeable future. The valuation allowance was adjusted respectively.

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,

	2008	2007	2006

Income before taxes, as reported in the consolidated statements of operations	$5,261	$1,381	$2,295

Statutory tax rate	27%	29%	31%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,420	$400	$711
Tax adjustment in respect of different tax rates	–	–	(219)
Minority interest in earnings of subsidiary	(591)	–	–

Realization of carryforward tax losses for which a valuation allowance was provided and change in valuation allowance in respect of deferred taxes	(292)	(352)	(525)
Nondeductible expenses and other permanent differences	103	305	115

	$640	$353	$82

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

	g.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $77,869 (including a capital loss in the amount of approximately $31,541) as of December 31, 2008. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $551 as of December 31, 2008. The carryforward tax losses will expire from 2009 to 2010.

Carryforward tax losses of Shagrir totaled approximately $23,146 as of December 31, 2007. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $3,856 as of December 31, 2008. The carryforward tax losses will expire from 2014 to 2018.

	h.	Final tax assessments:

Tax assessments for the Company, Shagrir and Pointer Argentina are considered final as of the 2003 tax year.

	i.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,

	2008	2007	2006

Current	$12	$–	$182
Deferred	628	353	(100)

	$640	$353	$82

Domestic	$628	$353	$82
Foreign	12	–	–

	$640	$353	$82

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with related parties:

	December 31,

	2008	2007

Other accounts payable and accrued expenses:
DBSI (see Note 13f(1))	$52		$51

Long-term loans from shareholders and others:
Egged Holdings Ltd. (see Note 13f(1))	$–	$*)	728

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	b.	Transactions with related parties:

	Year ended December 31,

	2008	2007	2006

Management fees to DBSI (see Note 13f(1))	$180	$180	$180

Interest on long-term loans from Egged (see Note 11a)	$–	$94	$131

*) During 2007, Egged Holdings Ltd. ceased to be a shareholder of the Company.

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

	a.	General:

Commencing January 2008, the Company has two reportable segments that are related to continuing operations. The Cellocator segment and the Pointer segment.

The Cellocator segment develops, manufactures and markets the following products: Cellular/GPS and Radio Monitoring Units, Location Based Services systems, and fleet management application products. The Company sells its systems and products to operators (directly or through distributors).

The Pointer segment sells products and provides a range of services to insurance companies, and to a lesser extent to other corporate and individual customers. The ranges of services are composed of: Stolen vehicle retrieval services, Road-side assistance and towing and Fleet management services.

During 2008, as a result of Cellocator acquisition on September 18, 2007, the Company started to produce discrete operating results of two business units, the Cellocator segment and the Pointer segment has a result of the CODM’s (chief operating decision maker, who is the Chief Executive Officer) decision to control and mange the results of the Company’s business by the above mentioned segments.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The Company applies SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

	b.	The following presents segment results of operations for the year ended December 31, 2008

	Cellocator segment	Pointer segment	Total

Segments Revenues	$24,964	$57,553	$82,517
Intersegments revenues	(5,862)	–	(5,862)

Revenues from external customers	$19,102	$57,553	$76,655

Segments Operating profit	$3,777	$6,394	$10,171

Segments Assets	$24,020	$81,471	$105,491

Depreciation and amortization expenses	$1,720	$4,394	$6,114

Expenditures for assets	$282	$3,194	$3,476

The Pointer segment revenues include revenue from services in the amount of $46,010.

The following reconciles segment Operating profit and Segments assets to net Operating profit and assets as reported in the consolidated statements of income:

Segments Operating profit	$10,171
Intercompany loss on intersegment sales	$(878)

Operating income	$9,293

Segments assets	$105,491
Intercompany elimination	$(2,892)

Total assets	$102,599

The following presents segment results of operations for the year ended December 31, 2007

	Cellocator segment	Pointer segment	Total

Segments Revenues	$10,022	$45,953	$55,975
Intersegments revenues	(4,348)	–	(4,348)

Revenues from external customers	$5,674	$45,953	$51,627

Segments Operating profit(loss)	$(1,454)	$5,703	$4,249

Segments Assets	$23,327	$78,775	$102,102

Depreciation and amortization expenses	$853	$3,888	$4,741

Expenditures for assets	$236	$2,402	$2,638

Acquisition of Cellocator	$16,571	$–	$–

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The Pointer segment revenues include revenue from services in the amount of $35,806.

The following reconciles segment Operating profit and Segments assets to net Operating profit and assets as reported in the consolidated statements of income:

Segments Operating profit	$4,249
Intercompany loss on intersegment sales	$(42)

Operating income	$4,207

Segments assets	$102,102
Intercompany elimination	$(1,866)

Total assets	$100,236

c.	Summary information about geographical areas:

		Year ended December 31,

		2008	2007	2006

1.	Revenues *):

	Israel	$54,322	$42,859	$37,346
	Latin America	7,923	4,647	3,424
	Europe	12,826	3,836	1,077
	Other	1,584	285	65

		$76,655	$51,627	$41,912

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,

		2008	2007	2006

2.	Long-lived assets:

	Israel	$72,189	$74,991	$53,638
	Argentina	977	1,162	725
	Mexico	142	325	302

		$73,308	$76,478	$54,665

d.	In 2008 none of our customer accounted above 10% of the Company’s revenues and in 2007, one customer accounted for 10.5% of the Company’s revenues.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,

		2008	2007	2006

a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$21	$336	$112

	Expenses:
	Bank charges and interest expenses	1,948	1,619	1,763
	Foreign currency translation adjustments	1,283	529	(40)
	Interest on long-term loans to shareholders	–	–	131
	Interest on long-term loans to others	(3)	515	631
	Amortization of discount on long-term loans	704	–	204
	Interest on convertible debenture	77	28	–
	Change in fair value of foreign currency forward contracts	–	111	–
	Other	66	348	–

		4,075	3,150	2,689

		$4,054	$2,814	$2,577

b.	Other expenses (income), net:

	Capital loss (gain)	$36	$12	$(20)
	Other	(14)	–	6

		$(22)	$12	$(14)