Form 20-F
period 2009-12-31
Pointer Telocation Ltd
filed 2010-03-25
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission File number:   001-13128

POINTER TELOCATION LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
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

Ordinary Shares, NIS 3.00 nominal value per share ….4,768,181

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No  ☒

Table of Contents

PART I.		8
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3.	KEY INFORMATION	8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	8
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
D.	RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY	25
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	25
B.	BUSINESS OVERVIEW	28
C.	ORGANIZATIONAL STRUCTURE	37
D.	PROPERTY, PLANTS AND EQUIPMENT	37
ITEM 4A.	UNRESOLVED STAFF COMMENTS	37
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A.	OPERATING RESULTS	38
B.	LIQUIDITY AND CAPITAL RESOURCES	60
C.	RESEARCH AND DEVELOPMENT	62
D.	TREND INFORMATION	64
E.	OFF-BALANCE SHEET ARRANGEMENTS	66
F.	CONTRACTUAL OBLIGATIONS	66
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	67
A.	DIRECTORS AND SENIOR MANAGEMENT	67
B.	COMPENSATION	69
C.	BOARD PRACTICES	70
D.	EMPLOYEES	74
E.	SHARE OWNERSHIP	75

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	76
A.	MAJOR SHAREHOLDERS	76
B.	RELATED PARTY TRANSACTIONS	77
C.	INTERESTS OF EXPERTS AND COUNSEL	78
ITEM 8.	FINANCIAL INFORMATION	78
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	78
B.	SIGNIFICANT CHANGES	79
ITEM 9.	THE OFFER AND LISTING	79
A.	OFFER AND LISTING DETAILS	79
B.	PLAN OF DISTRIBUTION	81
C.	MARKETS	81
D.	SELLING SHAREHOLDERS	81
E.	DILUTION	81
F.	EXPENSES OF THE ISSUE	81
ITEM 10.	ADDITIONAL INFORMATION	81
A.	SHARE CAPITAL	81
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	81
C.	MATERIAL CONTRACTS	88
D.	EXCHANGE CONTROLS	90
E.	TAXATION AND GOVERNMENT PROGRAMS	91
F.	DIVIDENDS AND PAYING AGENTS	99
G.	STATEMENT BY EXPERTS	99
H.	DOCUMENTS ON DISPLAY	99
I.	SUBSIDIARY INFORMATION	100
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	100
ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	103
PART II		103
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	103
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	103
ITEM 15T.	CONTROLS AND PROCEDURES	103
ITEM 16.	[RESERVED]	104

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms "we," "us," "our" and the "Company" mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term "Pointer" means Pointer Telocation Ltd. excluding its subsidiaries. We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our Pointer segment. Through our Pointer segment, we act as an operator by bundling our products together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provide road-side assistance services in Israel for sale to insurance companies, fleets and individual customers.  For further information, please see "Item 4 —Information on the Company".

This Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3—Risk Factors.”  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revised any forward-looking statements, whether as a result of new information, future events or otherwise.

On August 10, 2005 a 100 to 1 reverse stock split of our ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of our ordinary shares with par value NIS 0.03 were converted into one ordinary share NIS 3.00. All share numbers in this annual report reflect this reverse split.

"Cellocator" is a trademark owned by us.  References in this annual report to “dollars,” “U.S. dollars” and “$” are to United States Dollars and references to “shekels" and “NIS” are to New Israeli Shekels, the Israeli currency.

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

We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset tracking,  fleet management and security products for sale to third party operators providing mobile resource management  services in Europe, Latin America, Asia and Israel, and to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Argentina and Mexico by bundling our products together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provide road-side assistance services in Israel for sale to insurance companies, fleets and individual customers.

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

Risk Factors relating to our Cellocator Segment

Manufacturing of products by our Cellocator segment is highly complex, and an interruption by suppliers, subcontractors or vendors could adversely affect our business, financial condition or results of operations.

The products that we market, distribute and sell through our Cellocator segment are either manufactured or assembled at our own facility in Israel or, in certain cases, manufactured through supply agreements with third party subcontractors in Israel and abroad. Many of our products are the result of complex manufacturing processes, and are sometimes dependent on raw materials with a limited source of supply.  As a result, we can provide no assurances that supply sources will not be interrupted from time to time.  In addition, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products.  As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues.  Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

The growth of our business depends on the success of our products

Our growth depends on the continued success of our existing products, as well as the successful design and introduction of new products. Our ability to create new products and to sustain existing products is affected by whether we can successfully anticipate and respond to consumer preferences and business trends.  The failure to develop and launch successful new products could hinder the growth of our business. Also, we may have to invest more resources in development than we originally intended, marketing can be longer than expected and there is no assurance of successful development or increased returns from a potential market, which may adversely affect our business.

Undetected defects in our products may increase our costs and impair the market acceptance of our products.

 The development, enhancement and implementation of the complex products of our Cellocator segment entail substantial risks of product defects or failures.  Despite testing by us and our customers, errors may be found in existing or future products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance, severe damage to our reputation or any other adverse effect on our business, financial condition and results of operations. Moreover, the complexities involved in implementing our products entail additional risks of performance failures. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations.

We rely on operators to market and deliver the products of our Cellocator segment.

Our revenues from consecutive end unit sales, future system upgrades, future infrastructure extensions and other sources, where applicable, are from countries in which third party operators, as well as the Pointer segment acting as an operator, conduct stolen vehicle recovery and fleet management services and are therefore dependent on their penetration rate and successful sale growth as well as the operators’ continuous success and their continuous decision to offer these products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

Our Cellocator segment relies on limited suppliers to manufacture devices for our stolen vehicle retrieval and fleet management systems (also referred to as Mobile Resource Management Solutions).

While we commenced to diversify our product base, offering some customers radio frequency devices and others cellular units together with GPS devices, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our raw material components for the devices in our Cellocator products are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is performed by two sub-contractors. Assembly is performed by us and by a subcontractor located in Israel. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

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

We are subject to several risks as a result of the international sales of our Cellocator segment.

Systems based on our products are currently installed in Israel, Latin America, Europe and Asia, while the majority of our products are sold outside of Israel.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we experienced the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic market;
•	foreign exchange controls and licenses;
•	trade restrictions;
•	changes in tariffs;
•	currency fluctuations;
•	economic or political instability;
•	international tax aspects;
•	greater difficulty in safeguarding intellectual property; and
•	difficulty in managing our overseas subsidiaries and affiliates

We may not be able to successfully compete in the extremely competitive markets for our products.

In Europe, Latin America and Asia our Cellocator segment sells mostly GPS/GPRS based vehicle devices and radio frequency based vehicle devices. In the GPS/GPRS field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. These devices are offered to operators that provide fleet management and stolen vehicle recovery services and the competition is with respect to different aspects such as price, performance parameters, etc.

Should any of our competitors successfully provide a broader range of products, with competitive pricing, our business results could be materially adversely affected. While we plan to continue improving our technology and products, and maintain our marketing efforts, we cannot guarantee that we will increase or maintain our customer base.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively in the markets in which we operate.

Our success and our ability to compete in sales of products by our Cellocator segment depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We cannot assure you that these efforts will successfully protect our technology due to the following factors:

•	the laws of certain foreign countries may not protect our proprietary rights to the extent that it is protected by the laws of the United States;
•	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;
•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;
•	measures like entering into non-disclosure agreements afford only limited protection; and
•
our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

Risk Factors relating to our Pointer Segment

We may not be able to successfully compete in the extremely competitive markets for our services.

We face intense competition in the markets in which we offer our services. Although we are currently the leading road-side assistance and towing service provider in Israel, our primary competitors in providing such services are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd.

In the Stolen vehicle retrieval  services market, our main direct competitor in Israel is Ituran Location & Control Ltd, and our main competitors in Argentina and Mexico are LoJack - Car Security S.A. and LoJack de Mexico, S. de RL de CV, respectively. In fleet management services market, we face competition from several companies in Argentina and Mexico.

Should any of our competitors successfully provide a broader, more efficient or attractive combination of services to insurance companies, automobile owners and fleets, our business results could be materially adversely affected.

Our prospects for growth in the stolen vehicle retrieval services and mobile resource management services market in Israel, Argentina and Mexico may be limited.

Due to the significant penetration of stolen vehicle retrieval services and mobile resource management services to the Israeli market, and the moderate overall growth of these markets in Israel, Argentina and Mexico, we anticipate that revenues from sales of our stolen vehicle retrieval services and mobile resource management services will not increase significantly in Israel and Argentina, which could adversely affect our prospects for growth in such markets.

We rely on third party operators to provide our services in certain countries

In countries in which our subsidiaries conduct activities, we rely on subcontractors and police forces to provide our stolen vehicle retrieval services. This requires us to maintain solid relationships with these third party operators and governmental entities to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these third party operators, we have little or no control over their effectiveness or methods of operation. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

In offering our services, we use fixed price contracts with our customers.

Our road-side services in Israel are offered at annually or monthly fixed price contracts, according to which we are generally paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials or labor costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which subscribers may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or increased theft ratio may increase customer usage of our services in any given year, thus reducing profit margins.

Most of the stolen vehicle retrieval services and fleet management services provided by our Pointer segment are offered at monthly fixed price contracts, according to which we are paid a fixed price by insurance companies, for each of their customers who subscribe to receive our services, and commercial customers. Should operational expenses rise due to factors such as a rise in the price of labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials or labor costs, our fixed price contracts may not adequately cover our future outlays.

General Risk Factors Relating to Our Company

Pointer Telocation Ltd. shareholders have a history of losses.

With the exception of the years 2008, 2006 and 2003, Pointer Telocation Ltd. shareholders incurred a loss in each year of the Company's existence. Net income attributable to Pointer Telocation Ltd. shareholders was $2.3 million in 2008, resulting from activities in the ordinary course of business. Net income attributable to Pointer Telocation Ltd. shareholders was $1.2 million in 2006, principally resulting from continuing operations of $0.3 million and other income of $1.3 million off-set by impairment of long lived assets of $0.4 million. Net income attributable to Pointer Telocation Ltd. shareholders was $5.3 million in 2003, resulting from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations and was offset by a $3.3 million loss from continuing operations. Prior to 2004, our majority owned subsidiary, Shagrir Systems Ltd. ("Shagrir"), had never recorded net profits but has recorded shareholders’ equity surplus for the first time in 2006. In 2009 a loss of $2.1 million was attributable to Pointer Telocation Ltd. shareholders. Pointer Telocation Ltd. shareholders may continue to sustain net losses for the foreseeable future, for several reasons, including increase in working capital deficiency (see Item 5—Liquidity and Capital Resources) and costs associated with other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses, products, technology and services, in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses.  If Pointer Telocation Ltd. shareholders may continue to sustain prolonged losses or losses from continuing operations, we may have to cease our operations.

Conditions and changes in the global economic environment may adversely affect our business and financial results.

The worldwide economy has recently been adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and business insolvencies. These events and related uncertainty about future economic conditions could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our stock price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery.  In addition, the worldwide automotive industries are cyclical in nature and are currently experiencing a significant downturn, particularly in the United States and Europe.  Although we do not currently operate in the United States and although our business is not solely dependent on new car sales, the industry as a whole has been adversely affected by many factors, including the current global downturn, efforts by insurance and leasing companies to reduce their spending and increased competition. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

        If the current downturns in the general economy and the automotive industries sector do not improve, our business, financial condition and results of operations could be harmed.

A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.

Our stolen vehicle retrieval and mobile resource management products are primarily installed before or immediately after the initial sale of consumer or commercial vehicles.  Consequently, a reduction in sales of new vehicles could reduce our applicable market for stolen vehicle retrieval and mobile resource management products, and, consequentially, reduce the market for stolen vehicle retrieval services and mobile resource management services which utilize our products.  New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices, or an increased difficulty in obtaining credit or financing in the applicable local or global economy.  A decline in sales of new vehicles in the markets in which our Cellocator segment and Pointer segment operate could result in reduced demand for our products and services.

The introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

The wireless communications industry as a whole and specifically GPRS is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, WiMax, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

We cannot give any assurance that we will timely or successfully introduce or develop new or enhanced products and services, which will effectively compete with new systems available in the market. Our business will be negatively impacted if we do not introduce or develop technologically competitive products and services that respond to customer needs and are priced competitively.

We depend on a small number of customers.

We depend on a small number of customers located mainly in Israel, Latin America and Europe for a significant part of our revenues, and our future depends on our ability to maintain our existing customers and attract new customers. Following our acquisition of the activities of Shagrir Towing Services, the customers which account for the majority of the revenues of Shagrir are Israeli insurance companies which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers, as well as Argentine insurance companies which require their customers to obtain stolen vehicle retrieval services as part of their vehicle insurance policy packages. Following our acquisition of Cellocator, the customers who account for the majority of the revenues from the products of our Cellocator segment are a small number of operators located in Europe and Latin America. Although in 2009 none of our customers comprised over 10% of our total revenues, the loss of even a small number of customers could materially affect our financial condition.

If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

The use of our products is subject to international regulations.

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by our Pointer segment or by other operators, including the State of Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While, in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals which our operators and our Pointer segment have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems and products will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

Our future operations depend on our ability to obtain additional financing.

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects, loans and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $42 million from investors. We have registered for resale securities issued and issuable in connection with such investments in our securities (for further information regarding the private placement transactions see Item 10 – Material Contracts). In May 2007 our registration statement on Form F-3 was declared effective, pursuant to an investment with a group of U.S. institutional investors consummated in April 2007, covering 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). As a result of the registration statements that we currently have outstanding and are currently filing, many or all of our investors who purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

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

Pointer and Shagrir have significant loans which they are required to repay in accordance with strict schedules that they may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2009, Shagrir has in the aggregate approximately $17.2 million in outstanding loans to Bank Hapoalim. Despite the fact that Shagrir is cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should Bank Hapoalim refuse to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations.

As of December 31, 2009, Pointer has in the aggregate approximately $3.8 million in outstanding loans to Bank Hapoalim, credit facilities of $2 million (which have not been utilized), as well as a debenture in the amount of $2.1 million. While Pointer is expected to remain cash-positive, should Pointer fail to repay the loans and the debenture in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim refuses to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor, which in turn may have a material adverse affect on Pointer's financial condition.

In January 2008 Pointer entered into credit facilities for the aggregate amount of $1 million with Israel Discount Bank B.M., in order to finance its working capital. As of December 31, 2009, none of these credit facilities were utilized.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. Please see Notes 10c and 10d to our consolidated financial statements for further information.  The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans, permitting the applicable lender to accelerate all borrowings. As of December 31, 2009, Pointer was not in compliance with one of the restrictive financial covenants and received a waiver from Bank Hapoalim and Bank Discount from compliance with this covenant for 2009.

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

For further information on the loans described above, please see Item 4 – Recent Developments, Item 5 – Liquidity and Capital Resources and Item 10 – Material Contracts.

We may be required to record a significant charge to earnings if our goodwill or amortizable assets become impaired.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $60.2 million at December 31, 2009.

We test goodwill for impairment at least annually and potentially more frequently in the event that indicators for potential impairment exists. We review our finite-lived intangible assets for impairment when events or changes in circumstances indicate their carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a sustained decline in our stock price, market capitalization or future cash flows, slower growth rates in our industry, termination of contracts assumed in connection with a merger or acquisition and obsolescence of acquired technology. In particular, the severity of the current worldwide economic downturn and the potential impact of this downturn on our business and our stock price could require us to record a significant charge to earnings in our financial statements due to impairment of our goodwill or amortizable intangible assets.  If that happens, then our results of operations will be negatively impacted for the period in which such determination was made. In 2009 we amortized $3 million of customer related intangible assets attributable to our acquisition of Cellocator due to the decrease in activity of former customers of Cellocator as a result of the worldwide economic downturn.

The Argentine government may enact or enforce measures to preempt or respond to social unrest or economic turmoil which may adversely affect our business in Argentina.

Our subsidiary, Pointer Localizacion Y Asistencia S.A., or PLA, operates in Argentina, where government has historically exercised significant influence over the country’s economy. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.  In addition, agreements with unions in Argentina may increase the minimum wages and salaries or impose other conditions which could adversely effect PLA's business.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission, or the SEC. The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the Company’s effectiveness of internal control over financial reporting in its annual report on Form 20−F. Our management may conclude that our internal controls over financial reporting are not effective.  Moreover, even if our management does conclude that our internal controls over financial reporting are effective, pursuant to Section 404 (b), as a non-accelerated filler, we will be required to provide an independent auditor’s attestation report in our annual reports on Form 20-F as of the year ending December 31, 2010. If our independent accountants are dissatisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if they interpret the requirements, rules or regulations differently from us, they may issue an adverse opinion on our internal control over financial reporting at such time applicable rules require our accountants to provide such an opinion. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

Our success has largely depended and will depend in the future on our ability to retain skilled professional and technical personnel and to attract additional qualified personnel in the future. The competition for such personnel is intense. We may not be able to retain our present personnel, or recruit additional qualified personnel, and our failure to do so would have a material adverse effect on our business, financial condition and results of operations.

Our major shareholder has a controlling stake in our company and affiliated with three members of our board of directors.

Pursuant to a series of investments in the Company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 37.4% of our issued and outstanding shares, or 32.0% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

Our board of directors currently consists of 6 members, of which three are affiliated with DBSI. As a result, DBSI has the ability to affect the decisions made by our full board of directors.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

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

In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

Our ordinary shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. Our ordinary shares are traded on these markets in different currencies (U.S. dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2010 to February 28, 2010 was 5,679 shares on the NASDAQ Capital Market and 3,161 shares on the TASE. The high and low bid price of our ordinary shares from January 1, 2010 to February 28, 2010 has been 7.52 and 6.41 respectively on the NASDAQ Capital Market and between NIS 29.94 (approximately $7.9) and NIS 23.72 (approximately $ 6.3) during the same period  on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. The trading prices of our ordinary shares on these two markets are expected to often differ, as a result of the factors described above and differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Corporate governance controversies and new legislation in the United States could increase the cost of our operations.

As a result of corporate governance controversies in the United States and the legislative and litigation environment resulting from those controversies, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the costs of compliance with this legislation and our insurance premiums.

Risk Factors Relating to Our Operations in Israel

Political, Military and Economic Conditions in Israel affect our operations.

We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir and the Cellocator segment, are located in Israel, as well as the majority of the business activities of Shagrir and the manufacturing operations of our Cellocator segment, which account for the majority of our revenues. Consequentially, we are directly affected by the political, military and economic conditions affecting Israel.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2009, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. In addition, in December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. While such previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.

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

Any downturn in the Israeli economy may have a significant impact on our business. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of Shagrir may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. Although to date we have not seen a decrease in the use of private vehicles as a result of such factors, Shagrir has witnessed fewer new installations of its stolen vehicle retrieval systems in Israel as of the fourth quarter of 2008 and through 2009 due to the economic environment. In addition, our stolen vehicle retrieval services significantly depend on Israeli insurance companies mandating subscription to a service such as ours. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide.

Many of our employees in Israel are required to perform military reserve duty.

All non-exempt male adult permanent residents of Israel under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. dollar.

Exchange rates between the NIS, and the U.S. dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2002 and 2005 the rate of devaluation of the NIS against the dollar was 7.3% and 6.8% respectively, while in 2003, 2004, 2006, 2007 and 2008 the NIS appreciated in value in relation to the dollar by 7.6% 1.6%, 8.2%, 9% and 1.1%, respectively. In 2009 the rate of the revaluation of the NIS against the dollar was 0.7% while the fluctuation during 2009 was between 2.9% revaluation and 11.9% devaluation. As of December 31, 2009, our revenues in NIS accounted for approximately 71% of our total revenues in 2009. Loans and utilized credit facilities in the amount of approximately $17.9 million, constituting approximately 73% out of our total loans and credit facilities, are also denominated in NIS.  Approximately 75% of our expenses (primarily labor expenses of the operations of our Cellocator segment and Shagrir in Israel) are incurred in NIS.  Additionally, certain assets, as well as a portion of our liabilities are denominated in NIS.  On the other hand, as of December 31, 2009, our exports, including sales of the products of our Cellocator segment, are generally denominated in U.S. dollars and to a lesser extent in Euro, and Mexican pesos. Loans and credit facilities in the amount of approximately $6.6 million, constituting approximately 27% out of our total loans and credit facilities, are denominated in U.S. dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk.  For example, in 2009 we entered into a foreign currency hedging transaction to partially manage the risk related to salary expenses in 2009. Therefore, to the extent our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

There can be no assurance that we will not incur losses from such fluctuations in the future.

For further discussion of the fluctuation of the U.S. dollar to the NIS , please see Item 5 - Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, and Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

We may be adversely affected by a change of the Israeli and Argentine Consumer Price Index.

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders.  As of December 31, 2009, we had outstanding loans in the amount of $5.5 million linked to Israeli CPI. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2009, we did not increase the salaries of our employees in Israel due to an increase in inflation. In Argentina, we are facing a similar situation, and accordingly, in 2009, due to an increase in inflation, we increased the salaries of some of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

In addition to our company's principal place of business as described above, the headquarters of our subsidiary Shagrir are located in Holon, Israel; the headquarters of our subsidiary PLA are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or PRM are located in Mexico City, Mexico; and the headquarters of our subsidiary S.C. Pointer S.R.L., or Pointer Romania, are located in Bucharest, Romania.

We are a leading provider of advanced command and control technologies for the automotive and insurance industries.

Until 2003, our business focused primarily on the development, manufacture and sale of stolen vehicle retrieval devices based on radio frequency and sale of software for command and control centers. In April 2003, our management decided to strategically focus on providing a range of additional services to automobile owners and insurance companies.

This strategy was implemented in the following years through several acquisitions in Israel and Argentina, and the establishment of subsidiaries and affiliates in Mexico, Romania and Brazil.

In April 2004, we purchased all of the outstanding and issued share capital of Shagrir (previously known as Pointer (Eden Telecom Group) Ltd.) not already held by us. At the time of the purchase, Shagrir was our local Israeli operator and service provider which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

In February 2005, Shagrir purchased the assets and activities of Shagrir Towing Services, or Shagrir Towing, an Israeli company which provided road-side assistance and towing services in Israel. In order to finance Shagrir’s acquisition of Shagrir Towing, Shagrir received loans from several investors, including a convertible loan from a group of investors led by Gandyr Investments Ltd., or Gandyr. In November 2005, the group of investors led by Gandyr exercised their options to convert their loan into 43.44% of the share capital of Shagrir. As a result, our holdings in Shagrir were reduced and we currently hold approximately 56.56% of the issued and outstanding share capital of Shagrir.

In June 2004, we incorporated a Mexican company, PRM, to serve as our local Mexican operator and service provider, and, as part of our Pointer segment, to provide stolen vehicle retrieval and fleet management services for vehicle owners using a communication network based on our technology. We currently hold 74% of the issued share capital of PRM. In July 2009, PRM commenced to sell the products of our Cellocator segment in Mexico as a local distributor, which is expected to become a substantial part of PRM's revenues.

In August 2005, we affected a 100 to 1 reverse stock split of our ordinary shares. As a result of the reverse stock split, each one hundred shares of the Company's ordinary shares with par value of NIS 0.03 each were converted into one ordinary share of NIS 3.00 par value.

On November 16, 2005, Pointer's ordinary shares began trading on the NASDAQ Capital Market under the symbol NXUS.  On February 21, 2006 our shares began trading under a new symbol, PNTR.

On December 19, 2006, Pointer's ordinary shares began trading on the Tel Aviv Stock Exchange in Israel, or TASE, also under the symbol PNTR, and we became a dual listed company. Please see Item 9 – The Offer and Listing for further information about the trading of our ordinary shares.

In 2001, the Company purchased shares in PLA (previously known as Tracsat S.A.), a corporation incorporated in Argentina. The Company currently holds 88% of the shares in PLA.

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.  The consideration for the acquisition consisted of (i) $16.7 million in cash, (ii) 160,000 ordinary shares of the Company, and (iii) a non-tradable debenture with a fair value of $ 1,951,000, which was convertible into 160,000 ordinary shares of the Company. In January 2008, the seller decided not to convert the debenture, and as a result Cellocator and/or its shareholders hold, in the aggregate, approximately 3.4% of our issued and outstanding share capital.  As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law.

In July 2008, Shagrir, together with a Romanian third party, incorporated a Romanian company, Pointer Romania, to provide road-side assistance and towing services in Romania. As of December 31, 2009, Shagrir holds 50% of the issued share capital of Pointer Romania, and rest is held by third party Romanian shareholders. Shagrir has a right to acquire an additional 1% of the share capital of Pointer Romania from the Romanian shareholders.  In addition, on July 11, 2008 Pointer Romania signed an agreement to provide roadside assistance services in Romania to a large Romanian-based petrol company, which in turn will offer the services to its customers, starting October 1, 2008 for over a period of two years. Currently, the Romanian-based petrol company fails to comply with the agreement, and in November 2009 Pointer Romania commenced legal proceedings against the Romanian-based petrol company in the court of Romania to enforce the agreement.

In August 2008 we incorporated a company in Brazil by the name of Cellocator Comercial S.A., which was later replaced to Pointer do Brazil S.A. As of December 31, 2009, we hold 48% of the share capital in Pointer do Brazil S.A, with an option to acquire additional 4%. In October 2008 we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.  Neither of these subsidiaries currently has any significant revenues.

On May 17, 2009 Shagrir purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. As part of the terms of the acquisition, Shagrir provided Car2go with a loan in the amount of up to $1.5 million (consisting of $241,000 in cash and $1.2 million in services). The loan will be provided over a period of time in accordance with the specific requirements of Car2go. The loan is linked to the Israeli CPI and bears an interest of 4%. Car2go will repay the loan in quarterly installments commencing on May 15, 2013. Please see Item 4- Business Overview for further information on the activities of Car2go.

As a result of the Company's acquisition of Cellocator and following a determination by the Company's management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. Our Cellocator segment designs, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 25 countries, as well as to our Pointer segment. Our Pointer segment acts as an operator primarily in Israel, Argentina and Mexico by bundling our products together with a range of services, including stolen vehicle retrieval services fleet management and asset tracking services, and also provide road-side assistance services in Israel for sale primarily to automotive and insurance companies. See Item 4.B – Business Overview for a further description of our business segments.

As a result of the implementation of our business strategy, as described above, we currently provide technology (devices and command and control software) to independent operators of mobile resource management solutions as well as our existing range of services to automobile owners and insurance companies.

Following the acquisitions we made in Israel, the operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.   Please see Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources for a discussion of our capital expenditures and divestitures.

B.	BUSINESS OVERVIEW

A. General

We are a leading provider of mobile resource management products and services for the automotive and insurance industries.  Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include devices for asset tracking, fleet management and security products for sale to third party operators providing mobile resource management  services in Europe, Latin America, Asia and Israel, as well as to our Pointer segment. For the communication systems required in our products, we utilize either radio frequency or GPRS/GSM technologies. Through our Pointer segment, we act as an operator primarily in Israel, Argentina and Mexico by bundling our products together with a range of services including stolen vehicle retrieval services and fleet management services, and also provide road-side assistance services for sale to insurance companies, fleets and individual customers.  In 2009, revenues generated by our Cellocator segment represented 17% of our total revenues, and revenues generated by our Pointer segment represented 83% of our total revenues

Cellocator Segment

Our Cellocator segment designs, develops and produces leading mobile resource management products, including asset tracking, fleet management, and stolen vehicle retrieval products.  Communications with our devices may be with various Radio Frequency (RF) and GSM/GPRS methods. Our Cellocator segment develops, manufactures and distributes these products to our Pointer segment and to third party operators in Europe, Latin America, Asia and Israel. These operators bundle our products with the services they provide.

Our Cellocator segment develops, manufactures and distributes the following products:

(i)	Asset Tracking Products

Our line of asset tracking products is designed to reduce an enterprise's financial losses incurred as a result of the often difficult task of successfully tracking cargo or equipment such as trailers, containers, construction and agriculture equipment. Our products support tracking, communication, and maintenance capabilities, providing enhanced functionality for advanced asset tracking of both mobile assets and assets without a constant power supply.

(ii)	Stolen vehicle retrieval ("SVR") products

Our SVR products are designed to prevent vehicles from being stolen and enable their retrieval in co-operation with law enforcement and private security agencies. Our products incorporate  a spread spectrum technology (SPSP) in the ISM frequency band,  intended for self-deployed wide area networks (WAN) and Cellular/ GPS technology communication systems in order to offer a total remote vehicle monitoring and retrieval solution.

In the event that a vehicle is stolen, our operators are either alerted by our products through sensors located in the vehicle, or informed by the owners of the vehicles.  The products transmit information to a command & control center ("CCC").  Once the CCC receives the information transmitted by the products, operators can take the necessary steps to recover the vehicle using their personnel as well as law enforcement agencies and various subcontractors. Our SVR products can also include the option of a "distress key" that can be used by the driver to alert the CCC, which in turn locates the vehicle and immediately enables operators to provide the required services.

Our SVR products include the following remote monitoring and control solutions:

•
End Unit installation in vehicles- we offer an end unit with inputs and outputs capabilities, which may be installed in a vehicle or any on any asset that may be mobilized from one location to another. The end-unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset, while the outputs send commands received from the CCC to the vehicle.  Installation and de-installation of end units in vehicles or on assets may be performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may be defined as cargo or equipment that might not have an independent source of energy such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.

•
Command & Control Center- the CCC includes databases and software modules required for the execution of operations by the operator, as well as monitors on which the data collected from the end units is displayed and analyzed in order to determine the location of the vehicle. The CCC connects to the end-units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.

•
Communication Infrastructure- communication is accomplished by either the cellular network in each territory of operations or radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and connected to an existing communications infrastructure. Each base station is equipped with antennae which receives the end-unit’s signal and measures the angle from which the signal arrived for the purpose of locating the vehicle. These measurements, together with additional data received from the end-units, are then converted into digital data and sent to the CCC. The location of the vehicle is established by either triangulation measurements from several base stations installed by the operator or by means of GPS device in the vehicle.

(iii)	Fleet Management Application Products

Our fleet management products enhance utilization of vehicles and other mobile resources, as well as minimize operation costs, through fuel savings and efficiency. Our fleet management products include remote monitoring and control solutions that we also market as part of our SVR product line as described above, such as the CCC and communication infrastructure. We also provide operators with end units that, when installed in a vehicle, monitor online the operating parameters of a vehicle fleet, retrieve data from various sensors in the vehicle utilizing RS-232, CAN bus driver and controller, standard One-wire (Dallas) serial communication standards, or by analog and discrete ports, and report the results to the owners and managers of the fleet through web-based or OS-based monitoring and management location applications.

In addition, we provide the web access required for the execution of vehicular and fleet management operations, as well as  monitors on which location and other data collected from the end units is displayed, tracked, analyzed and reported, in order to determine location, utilization and certain functionalities (e.g. vehicle status and driving patterns such as speed).

Our Cellocator segment distributes and sells its products to our services segment and to third party operators and distributors in 25 countries throughout Europe, Latin America and Asia. Third party operators that purchase cellular monitoring units, command and control software or our fleet management application products provide their customers services that are based on our products in their designated territories and in their licensed coverage area. They control the sales and marketing of the products as well as the accompanying services to their final customers pursuant to their specific business focus.

Pointer Segment

Our Pointer segment currently provides the following range of services:

(i)	Asset Tracking Services

Our asset tracking services in Israel, Argentina and Mexico provide services to resources that have an intermittent source of energy or none. This places a special energy management requirement on mobile resource management devices and the command and control software that monitors the resources.

(ii)	Stolen vehicle retrieval ("SVR") services

We provide SVR services in Israel, Argentina and Mexico through our local subsidiaries Shagrir, PLA and PRM, respectively. In providing SVR services we purchase products manufactured by our Cellocator segment and by third party operators, such as alarm systems.

(iii)	Fleet management services

Our fleet management services in Israel, Argentina and Mexico are predominantly based on cellular communication, GPS location tools and web-based applications providing connectivity to the vehicle by CAN Bus or connectivity to sensors by inputs and outputs. Our customers monitor their fleet vehicles using a web-based application that can monitor the vehicle's location, speed and other inputs, and receive reports and alerts, either automatically or upon request, via internet, GPRS or SMS.

Shagrir and PRM are amongst the leading providers of fleet management services in Israel and Mexico, respectively.

(iv)	Road-side Assistance Services

We also provide road- side assistance services including towing services, mobile automobile repair services, vehicle replacement services, selling and installing spare-parts and connecting subscribers to other service providers.  We provide these services through our subsidiary Shagrir, which currently operates in Israel and Romania.

As of January 2010, Shagrir owned approximately 100 service cars, mobile garages and towing vehicles and approximately 147 replacement vehicles including car sharing services. Shagrir's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir's control center and connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir; however, during periods of high demand, Shagrir uses independent subcontractors who render these services on behalf of Shagrir.

The primary subscribers for our Road-side Assistance services are referred to Shagrir by Israeli insurance companies. To a lesser extent, additional subscribers are comprised of fleet vehicle customers and private customers. Upon subscription, our Road-side Assistance services are generally available to the subscriber twenty-four hours a day, every day, depending on the type of insurance policy and the terms of the service contract with Shagrir.

(v)	Car Sharing Services

On May 17, 2009 Shagrir purchased 51% of the share capital of Car2go, an Israeli company that offers car sharing services in urban areas in Israel.  Car2go has spread cars across reserved parking spaces in the Gush Dan area in Israel, allowing members of the service to access diversified vehicles by swiping their membership card near the car, and driving away. When members no longer need to use the car, they return the car to its reserved parking space. The cars can be used for a few hours or a few days, with members only paying for what they use, without any long term commitment.

The operations of the car sharing services were insignificant to our financial results as of the end of December 31, 2009.

(vi)	Other services

In 2007, Shagrir, through one of its operation units, commenced to provide household services to insurance companies relating to insurance coverage, including, among other things, installation, repairing water damages, replacement of water heaters, and electrical assistance.

B.  Sales and Marketing

Cellocator Segment

We employ an in house sales and marketing team that directs the sale of the products of our Cellocator Segment to operators in various countries either directly or through distributors.

Pointer Segment

Israel

The sales and marketing team of Shagrir directs its sales and marketing efforts to promoting subscriptions to its road side assistance and towing services mainly through Israeli insurance companies and to lesser extent also fleet vehicle customers. Our stolen vehicle retrieval services in Israel are marketed primarily through vehicle importers and to a lesser extent through fleet vehicle operators, leasing companies and private individuals. Other value added mobile resource management services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. Our fleet management services are marketed primarily through our in house sales and marketing team to commercial fleets.

In addition, Shagrir's sales and marketing team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers which it then uses to formulate future sales and marketing strategies.

Argentina and Mexico

In order to execute their sales and marketing initiatives, our Argentinean and Mexican subsidiaries, PLA and PRM, respectively, employ an in-house sales and marketing team as well as third party contractors and distributors that focus their efforts on sales and marketing to insurance companies, vehicle agents and fleet operators, directly or indirectly, through insurance agents, vehicle distributors and vehicle financing corporations in their respective designated territories.

C.  Patent and Licenses; Government Regulation

In Israel, we are not dependent on any patent or licenses that are material to our business or profitability, with the exception of the following licenses:

•
a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2010;

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2010; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2010.

In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Our Argentinean subsidiary, PLA, is not dependent on any patent or license which is material to its business or profitability.

Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services; however a local operator is required to obtain a specific license for its operations. As a result, PLA obtains domestic licenses for the deployment of our systems in Argentina.

Our services through our Mexican subsidiary, PRM, are based entirely upon cellular monitoring units and therefore require no specific governmental licenses. We are currently registered by the federal commission to provide services.

Our Cellocator segment is required to obtain a license from the Israeli Ministry of Communications in order to manufacture, market and sell its products in Israel. We are currently in the process of completing the process of submitting the applications for the license.

While the use of our cellular monitoring units does not require regulatory approvals, the use of our radio frequency products is subject to regulatory approvals of government agencies in each of the countries in which systems incorporating such products are operated, including Israel. Thus, in 2001 we obtained a regulatory consent from the Federal Communications Commission in the United States for our vehicular end-unit device (RMU) and for our stolen vehicle retrieval services incorporating base stations, to the extent required in order to sell such products and services in the U.S.  Our operators typically must obtain authorization from each country in which these systems are installed.  While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals which our operators have obtained are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.  Please see Item 3 – Risk Factors for further information.

D.  Competition

Cellocator Segment

Many companies manufacture vehicle devices based on GPS/Cellular technology. Significant differences from one GPS/Cellular device to the other are mainly a result of proprietary firmware that enables applications (for monitoring, management and sensor-data inputs) and connectivity of products to their network, and only to a lesser extent by hardware and packaging.

In Europe, Latin America and Asia our Cellocator segment sells mostly GPS/Cellular based vehicle devices and radio frequency based vehicle devices. In the GPS/ Cellular field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. Our primary competitors in the GPS/Cellular based vehicle devices product market in Latin America include Skypatrol, Antares and Portman. Our competitors in Europe and Asia consist mainly of Enfora USA and European manufacturers such as Teltonika, Falcom, Mobile Devices, Skope, Portman and Digicore.

Pointer Segment

In Israel, our primary competitors in providing road-side assistance and towing services are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. In the stolen vehicle retrieval and fleet management market, our main direct competitor is Ituran Location & Control Ltd.

Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack and Ituran. In Mexico, our prime competitors in the stolen vehicle retrieval market are LoJack and MISANTI.

Additional competitors operate both in Mexico and in Argentina, however their positioning is not as strong as LoJack and Ituran.

Some competitors in the stolen vehicle retrieval services market offer a similar solution to ours and others, like LoJack, use a VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

In the fleet management services market, our prime competitors in Argentina are Megatrans and Sitrack, while in Mexico we face competition mainly from Omnitrack and Inmosat. In the fleet management services market we have many competitors for the low-entry level services for monitoring vehicles. However, at the level that requires management (management such as analysis, reporting, diagnostics, driving patterns) fewer competitors operate in these countries but overall activities in this market remain intensive.

In addition, in the markets described above and other potential markets, primary mobile resource management  service providers who directly or indirectly compete with us employ other technologies, such as a combination of GPS (satellite-based location technology) over cellular-like systems. These systems use commonly existing infrastructure, which offer mobile resource management  services, which conform with the recent FCC ruling, requiring mobile phones to be equipped with either relatively accurate 911 capabilities (using GPS or differential time of arrival technologies), or less accurate 911 capabilities  (using cell-id, analog or paging technologies).

E.  Seasonality

Our Cellocator segment is not significantly seasonal.

Our Pointer segment is not significantly seasonal.  In Israel, the demand for road-side assistance, towing services and replacement vehicles is moderately seasonal, as it is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days. Furthermore, the demand for replacement vehicle services is greatly impacted by the number of vehicles being stolen and the number of car accident in Israel at a certain time, with Shagrir receiving more calls for replacement vehicles when the number of stolen vehicles in Israel increases. The mobile resource management services market is not seasonal in Israel. The services provided by our Pointer segment in Argentina and Mexico are not significantly seasonal.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 5- Selected financial data.  The following is a breakdown of our revenues by category of activity, including the percentage of our total consolidated sales for each period:

	2009		2008		2007
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales
Services:	45,287	69	46,010	60	35,806	69
Products:	20,038	31	30,645	40	15,821	31
Total:	65,325	100	76,655	100	51,627	100

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2009		2008		2007
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales
Israel	50,604	77	54,322	71	42,859	83
Latin America	6,325	10	7,923	10	4,647	9
Europe	7,376	11	12,826	17	3,836	7
Other	1,020	2	1,584	2	285	1
Total	65,325	100	76,655	100	51,627	100

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Pointer Localisacion y Assistencia S.A (1)	Argentina
Shagrir System Ltd.(2)	Israel
Pointer Recuperacion Mexico SA (3)	Mexico
S.C. Pointer S.R.L. (4)	Romania
Pointer do Brasil S.A.(5)	Brazil
Pointer Telocation Inc. (6)	USA
Car2go Ltd. (7)	Israel

(1)	We hold 88% of the issued and outstanding shares of PLA.
(2)	We hold 56.56% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of PRM.
(4)	Shagrir holds 50% of the issued and outstanding shares of S.C. Pointer S.R.L.
(5)	We hold 48% of the issued and outstanding shares of Pointer do Brasil S.A.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(7)	Shagrir holds 51% of the issued and outstanding shares of Car2go Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities are located at 14 Hamelacha Street,  Rosh Ha'ayin 48091, Israel (a suburb of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $269,000. PLA’s offices and operations facility are located in Buenos Aires, Argentina. PLA currently leases 2,033 square meters (including 1,313 square meters used by its installation centers) with an annual lease payment of $175,000.  Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,820 square meters in Holon with annual rental fees of approximately $366,000. In addition, in February 2005, as part of the purchase by Shagrir of the assets of Shagrir Towing, Shagrir purchased the property of Shagrir Towing in Haifa (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 606 square meters) with annual rental fees of approximately $48,000.  PRM’s offices and operations facility are located in Mexico City, Mexico. PRM currently leases 650 square meters with an annual lease payment of $100,000. Pointer Romania’s offices and operations facility are located in Bucharest, Romania. Pointer Romania currently leases 150 square meters with an annual lease payment of $35,000. In May 2009, following our acquisition of Car2go Ltd.,  Car2go Ltd. leased offices in Tel Aviv,  Israel. Car2go Ltd. currently leases 110 square meters with an annual lease payment of $ 19,000. For further information, please see Note 13d of our consolidated financial statements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. – "Key Information–Risk Factors.”

Overview

We are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries.  We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services in Europe, Latin America, Asia and Israel, as well as to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Argentina and Mexico by bundling our products together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provide road-side assistance services in Israel for sale to insurance companies, fleets and individual customers.

Our revenues are principally derived from (i) rendering services through our Pointer segment and (ii) sales of our systems and products through our Cellocator segment, as well as through our Pointer segment which bundles our products in the services it offers.

Our acquisition of Cellocator Ltd., a developer and manufacturer of cellular monitoring units, was intended to assist us in our objective to present new products to the market, improve our gross margin from cellular products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. As a result of the acquisition of Cellocator Ltd. in the fourth quarter of 2007, Cellocator became a separate segment of our operations in 2008. The Cellocator segment is responsible for a significant part of our revenues.

Following our acquisition of Shagrir in 2004, the acquisition of certain activities and assets of Shagrir Towing in 2005, and the acquisition of Cellocator Ltd. in 2007, we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2009 were $50.6 million, which constituted approximately 77% of our total revenues, in comparison to $54 million in 2008, which constituted approximately 71% of our total revenues. In 2009, our revenues from international customers were $15 million, which constituted approximately 23% of our total revenues, in comparison to $22 million in 2008, which constituted approximately 29% of our total revenues.

As a result of the acquisitions described above, the operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment are currently our most significant operations, and are expected to account for the majority of our business and revenues in the foreseeable future.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiative in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $60 million and $65 million as of December 31, 2009 and 2008, respectively.  See Item 4 – History and Development of the Company for further information on our acquisitions.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $2.8 million, $2.5 million and $1.7 million in the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

Business Challenges/ Areas of Focus

Our primary areas of focus and business include:

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;

•	Enhancing the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets;

•	Penetrating into new markets, mainly Latin America and Europe through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing full scope of services;

•	Succeeding in selling diversified products in territories in which we already conduct activities, mainly in Latin America and Europe; and

•
Achieving operating profitability of our Argentine and Mexican subsidiaries by increasing number of subscribers using our technology, and expanding the revenues generated by our Romanian subsidiary and Brazilian affiliate.

Certain Issues Affecting our Results of Operations

The results of operations discussed herein include the operating results of Cellocator for the period from and including the acquisition of Cellocator Ltd. on September 18, 2007.

For the most part of the year 2005 and thereafter, we have consolidated 100% of the financial results of our subsidiary Shagrir. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately $6.7 million into 43.44% of the share capital of Shagrir. As a result, our holdings in Shagrir reduced to 56.56%. Since 2006 Shagrir’s shareholders equity became positive and we have allocated to the non-controlling interest their share in Shagrir’s net income, which materially negatively affects Pointer’s shareholders income (loss) at such periods.

Effective January 1 2009, due to an amendment to the accounting principle ASC 810, “Consolidation”, we have retroactively adjusted our consolidated total equity and our consolidated net income to include the non-controlling interest.

Revenues

Products

The majority of our revenues from sale of products is generated through our Cellocator segment, from sales of products manufactured by us and by third parties to our Pointer segment in Israel and to third party operators in Latin America, Europe and other locations around the world. In addition, we also generate revenues through our Pointer segment from sales of products that are bundled together with our services. The portion of the revenues we receive from the sale of products out of our total revenues increased since the fourth quarter of 2007 due to the acquisition of Cellocator and its inclusion in our operations beginning in September 2007. The portion of the revenues we receive from sale of products out of our total revenues decreased in 2009 due to the worldwide automotive market recession which commenced at the beginning of 2009.

Services

We generate revenues through our Pointer segment from sales of our services primarily by our subsidiaries in Israel and Latin America. The services include mainly road side assistance and towing services, stolen vehicle retrieval services, fleet management and other value added services. A majority of our revenues consists of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2009 due to very intense competition in the road side assistance services market in Israel we faced price erosion that was offset by operational efficiency and cost reduction. Due to very intense competition in the road side assistance services market in Israel, we expect a continuous price erosion in this market that may affect our business.

Costs and Expenses

Cost of Revenues

Cost of revenues referring to services consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits, costs related to towing and mobile automobile repair vehicles and replacement vehicles, subcontractors, system maintenance, end-unit installation, system communications, security and recovery, and the depreciation of fixed assets. Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing systems and products, including raw materials and components, salaries and employee benefits, subcontractors and consulting. Amortization of intangible assets is primarily attributable to the Cellocator acquisition's intangible assets of developed technology.

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

Amortization of intangible assets.

Finite-life intangible assets consist of customer list, technology and brand names. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Impairment of intangible asset

In 2009, we recorded an impairment loss in the amount $3 million reducing customers related intangibles (attributed to the Company's acquisition of Cellocator in 2007) from a carrying amount of $3.2 to a fair value of $214,000. The circumstances leading to the impairment are attributed to the decrease in activity of the former customers of Cellocator.

Financial Income (Expenses), Net.

Financial expenses consist mainly of bank charges and interest expenses, foreign currency transaction adjustments, revaluation of derivative instruments and others. Financial income consists of interest on short-term bank deposits.

Other Expenses, Net.

Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Tax expense.

Tax expense consists of federal, state, local taxes on the income of our business, and deferred income taxes.  See Item 10.E – Taxation and Government Programs for further information on taxation applicable to us.

Critical Accounting Policies

The consolidated financial statements include the Company’s and its subsidiaries accounts. Intercompany transactions and balances are eliminated in consolidation.  The preparation of financial statements in conformity with U.S. GAAP requires us, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Our accounting policies are described in Note 2 to the consolidated financial statements. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

Revenue recognition

We generate revenues primarily from the provision of services, subscriber fees and sales of systems and products, mainly in the areas of road-side assistance services, automobile repair and towing services, stolen vehicle recovery and other value added services. To a lesser extent, revenues are also derived from technical support services that we provide. We sell our systems primarily through a direct sales force as well as through resellers. Sales consummated by our sales forces and sales to resellers are considered sales to end-users.

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

Deferred revenue includes amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

In accordance with ASC 605-25, "Multiple-Element Arrangements" (formerly EITF 00-21, "Revenue Arrangements with Multiple Deliverables"), revenue from certain arrangements may include multiple elements within a single contract. Our accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. We consider the sale of products and subscriber fees to be separate units of accounting.

Revenues from stolen vehicle retrieval services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

Revenues generated from technical support services, installation and de-installation are recognized when such services are rendered.

Generally, we do not grant rights of return. We follow ASC 605-15-25 "sales of product when right of return exists" (formerly  FAS 48, "Revenue Recognition When Right of Return Exists"). Based on our experience, no provision for returns was recorded

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the credit worthiness of each customer based upon specific information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In each period, we estimate the likelihood of collecting receivables and adjust the allowance accordingly.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost.  The level of our write-offs related to our inventories accounts fluctuates depending upon all of the factors mentioned above.

Business Combinations and Purchase Price Allocation

In accordance with ASC 805, “Business Combinations”, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as non-controlling interests, based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed, mainly intangible assets whose measurement requires judgment and involves the use of significant estimates and assumptions. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are mostly based on historical experience and information obtained from the management of the acquired companies and although they are deemed to be consistent with market participants assumptions, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which require judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Valuation of Long-Lived Assets, Intangibles and Goodwill

(a)	Tangible and Intangibles Long-Lived Assets

Intangible assets consist of brand names, customer related intangibles, and developed technology. Intangible assets are stated at amortized cost. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Brand names are amortized over periods between two and nine years; customer related intangibles are amortized over periods between five and nine years; and developed technology is amortized over a five-year period.

We perform an impairment test for tangible and intangible long-lived assets (or assets group) whenever events or circumstances suggest that the assets may not be recoverable. An impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than their carrying value. If the forecasted undiscounted cash flows are less than the carrying value, then we must write down the carrying value to its estimated fair value based on forecasted discounted cash flows.

We use the income approach in order to determine the fair value of intangible assets, as no quoted price in active market exists for such assets. The income approach requires management to predict forecasted cash flows, including estimates and assumptions related to revenue growth rates and operating margins, future economic and market conditions. Our estimates of market segment growth and our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

As required by ASC 820, "Fair Value Measurements", starting January 1, 2009, the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

In 2009, we recorded an impairment loss in the amount $3 million reducing customers related intangibles (attributed to the Company's acquisition of Cellocator in 2007) from a carrying amount of $3.2 million to a fair value of $214,000. The circumstances leading to the impairment are attributed to the decrease in activity of former customers of Cellocator. The impairment was recorded in the "Operating Income" caption in the consolidated statement of operations. The customer's related intangible impairment is reflected in the Cellocator segment. The fair value of the customers related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue forecast from the former customers of Cellocator, and the Company's weighted average cost of capital ("WACC").

(b)	Goodwill impairment test

The company identifies several reporting units which are aggregated into two operative segments, the Cellocator segment and the Pointer segment.

As required by ASC 820, "Fair Value Measurements", starting 2009, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. We perform a two-step impairment test on goodwill at the level of the reporting units. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, we use discounted cash flows. If and when we are required to perform a Step 2 analysis, determining the fair value of our net assets and our off-balance sheet intangibles would require us to make judgments that involve the use of significant estimates and assumptions.

We determined the fair value of each reporting unit using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the income approach for 2009 were five years of projected net cash flows, a discount rate of 12% to 19% and a long-term growth rate of 2%-3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

No impairment losses were identified in the years 2009, 2008 or 2007.

We performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined that an increase in the estimated weighted average cost of capital of 2% and/or decrease of 1% in the long-term growth rate, would not result in the estimated fair value of any of the reporting units to fall below its carrying value. Based on the sensitivity analysis, none of our reporting units is at risk for goodwill impairment. As of December 31, 2009, the fair value of our reporting units significantly exceeded its carrying values.

Other future events include decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in our relationships with significant customers. If in the future we will be required to record an impairment of goodwill, our results of operations could be materially harmed and our equity could be decreased.

During 2008 and 2007, the Company reduced the goodwill balance at an amount of $805,000 and $532,000, respectively due to realization of carryforward tax losses of a subsidiary, for which a valuation allowance was recognized upon acquisition. Starting 2009, the effects of changes outside of the measurement period to deferred tax asset valuation allowances recognized in a business combinations (including business combinations which occurred prior to January 1, 2009) are reported directly as a reduction of income tax expense as required by ASC 805.

Share based compensation

Stock-Based Compensation Expense.

The Company applies ASC 718, "Compensation - Stock Compensation" (formerly SFAS 123(R) "Share-Based Payment"). In accordance with ASC 718, all grants of employee’s equity based stock options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

During the years ended December 31, 2009, December 31, 2008 and December 31, 2007, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $367,000, $350,000 and $783,000, respectively. See Notes 2(q) and 14 in our consolidated financial statements for additional information.

We estimated the value of equity employee stock options on the date of grant using a Black-Scholes option-pricing valuation model. The fair value of stock options awards, as determined on the date of grant, is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and the expected term of the options. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees are lower than expected, the expenses recognized in such future periods will be higher.

Deferred income taxes

       The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are provided using the balance sheet liability method. Under this method, deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured using the enacted tax rate and laws that will be in effect when the difference is expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted.

Effective January 1, 2007, the Company adopted an amendment to ASC 740-10 (formerly FIN 48 "Accounting for Uncertainty in Income Taxes"- an Interpretation of FASB Statement No. 109). The update clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The adoption of the amendment to ASC 740-10 did not have a material effect on the Company's consolidated financial statements.

As of December 31, 2009, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2009, the Company did not have any interest and penalties associated with tax positions.

The impact of recent Accounting Standards that are not yet in effect on the Company

Variable interest entities

In June 2009, the FASB issued an update to ASC 810, "Consolidation," which, among other things, (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity.

The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

Revenue Recognition- Multiple-Element Arrangements

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides the following amendments to the criteria for separating consideration in multiple-deliverable arrangements:

(a)	Provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
(b)
Requires an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

(c)	Eliminates the use of the residual method and require an entity to allocate revenue using the relative selling price method.
(d)	Requires expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption of this update is on January 1, 2011, however the Company may elect to adopt the provisions early, prospectively to new or materially modified arrangements on January 1, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

Software Revenue Recognition

In October 2009, the FASB issued an update to ASC 985-605, "Software Revenue Recognition". The update amends the scope of software revenue guidance in ASC 985-605, to exclude tangible products containing software and non-software components that function together to deliver the product's essential functionality.  Such components shall be accounted for under the multiple-element arrangements revenue recognition guidance discussed in (1) above. The mandatory adoption of the update is on January 1, 2011, however the Company may elect to adopt the provisions early, prospectively to new or materially modified arrangements. If so, the Company must also opt for an early adoption of the amendment to ASC 605-25 with respect to multiple-elements arrangements. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

Selected Financial Data

We derived the following selected consolidated financial data presented below as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2005 and 2006 have been derived from audited financial statements not included in this annual report.

The financial data set forth below should be read in conjunction with Item 5-Operating and Financial Review and Prospectus" and our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this annual report.

Year Ended December 31,

(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2009	2008	2007	2006	2005
Statement of Income Data:
Revenues:
Products	20,038	30,645	15,821	9,701	8,856
Services	45,287	46,010	35,806	32,211	28,108
Total Revenues	65,325	76,655	51,627	41,912	36,964
Cost of revenues:
Products	10,774	16,392	9,414	5,602	5,727
Services	26,645	29,869	23,034	20,786	17,587
Amortization of intangible assets	976	980	277	-	-
Total Cost of Revenues	38,395	47,241	32,725	26,388	23,314
Gross profit	26,930	29,414	18,902	15,524	13,650
Operating Expenses:
Research and development, net	2,817	2,511	1,675	1,170	892
Selling, general and administrative expenses	15,037	15,245	11,143	8,676	9,211
Amortization of stock based compensation	-	-	-	-	126
Amortization of intangible assets	1,942	2,365	1,841	2,112	2,462
Impairment of intangible asset	2,959	-	36	-	-
Other income, net	-	-	-	(1,292)	-
Total operating income	4,175	9,293	4,207	4,858	959
Financial expenses, net	2,070	4,054	2,814	2,577	4,027
Other income (expenses)	(16)	22	(12)	14	341
Income (loss) before tax on income	2,089	5,261	1,381	2,295	(2,727)
Taxes on income	887	640	353	82	-
Income (loss) after taxes on income	1,202	4,621	1,028	2,213	(2,727)
Equity in losses of affiliate	677	-	-	-	-
Net income	525	4,621	1,028	2,213	(2,727)
Net income attributable to non-controlling interest	2,632	2,248	1,366	1,044	-
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	(2,107)	2,373	(338)	1,169	(2,727)
Basic net earning (loss) per share attributable to Pointer Telocation Ltd. shareholders	(0.44)	0.51	(0.08)	0.39	(1.17)
Diluted net earning (loss) per share attributable to Pointer Telocation Ltd. shareholders	(0.47)	0.50	(0.08)	0.31	(1.17)
Basic weighted average number of shares outstanding (in thousands)	4,753	4,679	4,271	2,983	2,339
Diluted weighted average number of shares outstanding (in thousands)	4,753	4,679	4,310	3,003	2,339
Balance Sheet Data:
Total assets	96,973	102,599	100,236	76,399	67,214
Net assets (liabilities) of continuing operations	33,809	35,815	32,203	19,430	10,805
Working capital (deficit)	(12,206)	(7,867)	(15,327)	(10,874)	(13,999)
Shareholders’ equity	41,479	41,187	35,270	20,752	10,805
Pointer Telocation Ltd. shareholders	33,809	35,815	32,203	19,430	10,805
Non controlling interest	7,670	5,372	3,067	1,142	-
Share capital	3,266	3,266	3,139	2,140	1,680
Additional paid-in capital	118,348	118,015	116,910	103,880	100,707

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31,

	2009	2008	2007
Revenues
Products	31	40	31
Services	69	60	69
Total Revenues	100	100	100
Cost of Revenues:
Products	16	21	18
Services	41	39	45
Amortization of intangible	1	1	0.5
Total Cost of Revenues	58	62	63
Gross profit	42	38	37

Operating Expenses:
Research and development costs, net	4	3	3
Selling, general and administrative expenses	23	20	22
Total operating Expenses	27	23	28

Amortization of intangible assets and Impairment of long lived assets	8	3	4
Other income, net	-	-	-
Operating income (loss)	7	12	8
Financial expenses	3	5	5
Other income (expenses)	-	-	-
Income (loss) before tax on income	3	7	3
Taxes on income	1	1	1
Income (loss) after tax	2	6	2
Equity in losses of affiliate	1	-	-
Net income attributable to non-controlling interest	4	3	3
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders)	(3)	3	(1)

Twelve Months Ended December 31, 2009 Compared with Twelve Months Ended December 31, 2008

Revenues.  Revenues decreased by $11.3 million, or 15%, from $77 million in 2008 to $65 million in 2009. The decrease in total revenues in 2009 as compared to 2008 is primarily attributable to the downturn in the global economy and the car industry, which affected a reduction in revenues from the sales of our Cellocator segment.

The revenues from the sale of our products decreased by $10.6 million, or 35%, from $31 million in 2008 to $20 million in 2009. This decrease is primarily attributable to a decrease in the sales of our Cellocator segment.

The revenues from our services decreased by $0.7 million, or 2%, from $46.0 million in 2008 to $45.3 million in 2009.

Revenues from our services in 2009 accounted for 69% of our total revenues as compared with 60% in 2008. This change is primarily attributable to the downturn in global economy and the car industry, which affected a reduction in revenues from the sales of our Cellocator segment.

Our international revenues in 2009 accounted for 23% of total revenues compared to 30% in 2008. The decrease in international sales is primarily attributable to a decrease in the sales of the Cellocator segment in 2009.  Sales to Latin America decreased from $7.9 million in 2008 to $6.3 million in 2009; sales to Europe decreased from $12.8 million in 2008 to $7.4 million in 2009; and sales to other countries decreased from $1.6 million in 2008 to $1 million in 2009.

Cost of Revenues. Our cost of revenues decreased by $8.8 million to $38.4 million for the twelve months ended December 31, 2009 as compared to $47.2 million for the same period in 2008. This decrease of $8.8 million is associated with a decrease of $5.6 million in the sales of products due to reduced sales of our Cellocator segment, and a decrease of $3.2 million attributable to reduced cost of services.

Gross Profit. Our gross profit decreased by $2.5 million from $29.4 million in 2008 to $26.9 million in 2009. As a percentage of total revenues gross profit accounted for 41% in 2009 compared to 38% in 2008. Our gross margin on products sales in 2009 was 46% same as 2008. Gross margins in services is approximately 41% in 2009 and as compared to 35% in 2008. The decrease in gross profit while increase in gross margin is mainly as a result of decrease of Cellocator segment sales maintain the same gross margin, off set with efficiency of cost of services which increase the total gross margin.

Research and Development Costs. Research and development expenses in 2009 increased by $0.3 million from $2.5 million in 2008 to $2.8 million in 2009, this is mainly as a result of our continuance investment in R&D which include among other increase of salary and subcontractors expenses.

Selling and Marketing Expenses. Selling and marketing costs decreased by $0.7 million to $6.2 million in 2009 from $6.9 million in 2008. The decrease in 2009 resulted from the decrease in salaries, and marketing costs as part of our efforts to decrease expenses primarily in Cellocator segment.

General and Administrative Expenses. General and administrative expenses increased by $0.5 million to $ 8.8 million in 2009 from $8.3 million in 2008. The main impact in 2009 resulted from increase in our business development efforts to penetrate to new territories and efforts to increase internal growth in existing territories while offset by decrease of our salaries and overhead cost.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets increased by $2.5 million from $2.4 million in 2008 to $4.9 million in 2009. The amortization of intangible assets includes amortization of intangible assets related to our acquisitions. The amount $4.9 million amortization in 2009 includes a one-time impairment of $3 million in connection with the decrease in activity of former-Cellocator customers that necessitated impairing intangible assets.

Operating Profit. As a result of the foregoing, we recorded in 2009 a $4.2 million operating profit, compared to an operating profit of $9.3 million in 2008. The decrease in 2009 is attributable to Cellocator segment revenue reduction and the impairment in the amount of $3 million of intangible assets related to the acquisition of Cellocator in 2007.

Financial Expenses (Net). Financial expenses decreased from $4 Million in 2008 to $2.1 million in 2009 mainly due to the effect of foreign currency transaction adjustments, repayment of loans and amortization of discount on long-term loans recorded in 2008.

Taxes on income.  Taxes on income were $0.9 million in 2009 compared to $0.6 million in 2008. In 2009 taxes on income include a decrease of $150,000 in the deferred tax assets related to operating losses carried forward and other timing differences and increase of $95,000 in the current taxes.

Equity in losses of our Brazilian affiliate. In 2009, due to an investment in our Brazilian affiliate, Pointer do Brazil S.A., we recorded equity in losses of the Brazilian affiliate in the amount of $0.7 million,

Net Income. We recorded net income of $0.5 million in 2009 and $4.6 million in 2008.

Net Income attributable to non controlling interests.  We recorded net income attributable to non controlling interests in the amount of $2.6 million in 2009,  compared to $2.2 million 2008.

Net Income (Loss) attributable to Pointer shareholders. In 2009, Pointer recorded a net income (loss) of $2.1 million, compared to net income of $2.4 million in 2008.

Twelve Months Ended December 31, 2008 Compared with Twelve Months Ended December 31, 2007

We acquired Cellocator on September 18, 2007, and have determined to present segment financial data for Cellocator beginning in the fiscal year ended December 31, 2008.  We do not present a comparison of financial results by segment for the twelve months ended December 31, 2008 compared with the twelve months ended December 31, 2007, as a result of having only one full year of financial results by segment.  For more information about our financial information by segment, see "Selected financial data" above.

Revenues.  Revenues experienced a sharp increase of $25 million, or 48%, from $52 million in 2007 to $77 million in 2008. The increase in total revenues in 2008 as compared to 2007 is primarily attributable to the acquisition of Cellocator in September 2007, revaluation of the NIS against the dollar by 13% and increase in revenues from services.

The revenues from products increased by $15 million, from $15.8 million in 2007 to $30.6 million in 2008. This increase of 94% in revenues from products is primarily attributable to the acquisition of Cellocator in 2007, which contributed $13 million to our revenues from products in 2008.

The revenues from services increased by $10.2 million, from $35.8 million in 2007 to $46 million in 2008. This increase of 28% is attributable to, among other things, a revaluation of the NIS against the dollar with respect to of the sale of our services in Israel.

Revenues from services in 2008 accounted for 60% out of total revenues as compared with 69% in 2007. This change is primarily attributable to the sharp increase of revenues from products due to sales of Cellocator products following our acquisition of Cellocator in 2007.

Our international revenues in 2008 accounted for 30% out of total revenues compared to 17% in 2007. During 2008 we increased our sales, primarily the sales of products, to Latin America from $4.6 million in 2007 to $7.9 million in 2008;   to Europe from $3.8 million in 2007 to $12.8 million in 2008; and to other countries from $0.3 million in 2007 to $1.6 million in 2008.

Cost of Revenues. Our cost of revenues increased to $47.2 million for the twelve months ended December 31, 2008 as compared to $32.7 million for the same period in 2007. This increase of 44% was associated with the Company starting to sell Cellocator products, the revaluation of the NIS against the dollar, an increase of services and an amortization of intangible assets on the amount of $0.7 million, all attributable to the Company's acquisition of Cellocator.

Gross Profit. Our gross profit increased by $10.5 million, from $18.9 million in 2007 to $29.4 million in 2008. This increase is mainly as a result of the events described in the foregoing paragraphs. As a percentage of total revenues gross profit accounted for 38% in 2008 compared to 37% in 2007. Our gross margin on products sales in 2008 was 46%, compared to 40% in 2007 without amortization. Gross margins in services was approximately 35% in 2008 and 2007.

Research and Development Costs. Research and development expenses in 2008 increased by $0.9 million from $1.7 million in 2007 to $2.5 million in 2008, mainly as a result of our continuance investment in research and development, which includes, among other things, an increase of salaries and subcontractors expenses.

Selling and Marketing Expenses. Selling and marketing costs increased by $2 million, from $4.9 million in 2007 to $6.9 million in 2008. The significant increase in 2008 resulted from the increase in salaries and marketing costs as part of our efforts to increase revenues from our products as well as our services.

General and Administrative Expenses. General and administrative expenses increased by $2.1 million, from $6.2 million in 2007 to $8.3 million in 2008. The significant increase in 2008 resulted from an increase in salaries and overhead cost due to the Company's acquisition of Cellocator and the business development efforts to penetrate new territories.

Amortization of intangible assets. Amortization of intangible assets increased by $488,000 from $1.9 million in 2007 to $2.4 million in 2008. The amortization of intangible assets includes amortization of intangible assets related to our acquisitions.

Operating Profit. As a result of the events described in the foregoing paragraphs, we recorded in 2008 a $9.3 million operating profit, compared to an operating profit of $4.2 million in 2007. Most of our operations are located in Israel and are denominated in NIS.  As a result, they were also impacted by the revaluation of the NIS against the dollar of 13% in 2007, which negatively impacted our expenses such as labor, local operating and other maintenance expenses.

Financial Expenses (Net). Financial expenses increased from $2.8 million in 2007 to $4.1 million in 2008 mainly due to the effect of foreign currency transaction adjustment and $1 million of discount expenses due to early loan repayment.

Taxes on income.  Taxes on income were $640,000 in 2008 compare to $353,000 in 2007. In 2008, taxes on income include an increase of $160,000 in the deferred tax assets related to operating losses carried forward, other timing differences and amortization expenses of goodwill related to tax adjustment of approximately $ 800,000.

Net Income. Pointer recorded net income of $4.6 million in 2008 and $1.0 million in 2007.

Net Income attributable to non controlling interests.  Pointer recorded net income attributable to non controlling interests of $2.2 million in 2008, compared to $1.4 million 2007.

Net Income (Loss) attributable to Pointer Telocation Ltd shareholders. In 2008, we had net income of $2.4 million compared to loss of $0.3 million in 2007.

Selected segment financial data:

As a result of the Company's acquisition of Cellocator in September 2007, in 2008 the Company commenced to organize its operating results into two separate business units, the Cellocator segment and the Pointer segment.  See Item 4.B – Business Overview.

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

	2009	2008	2007
	(in thousands of U.S. dollars)

Cellocator Segment Revenues	$15,380	$24,964	$10,022
Pointer Segment Revenues	54,187	57,553	45,953
Intersegment adjustment	(4,242)	(5,862)	(4,348)

Total revenue	65,325	76,655	51,627

Cellocator Segments operating profit (loss)	(3,144)	3,777	(1,454)
Pointer Segments operating profit	7,043	6,394	5,703
Intersegments adjustment	276	(878)	(43)
Total operating profit	$4,175	$9,293	$4,206

Revenues. Revenues of the Pointer segment decreased by $3.4 million to $54.2 million from $57.6 million in 2008. The decrease of 5.8% is primarily attributable to revaluation of the NIS against the dollar by 8%. Pointer segment revenues derive from services and sale of products relating to those services provided by the Pointer segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties.

Revenues of the Cellocator segment in 2009 were $15.4 million (including $4.2 million of intersegment revenues), as compared to $25 million in 2008 (including $5.8 million of intersegment revenues).The decrease of $9.6 million or 38% in the revenues of the Cellocator segment is primarily attributable to the downturn in global economy and the car industry. The revenues of the Cellocator segment derive from sales of the products by the Cellocator segment.

Operating profit (loss).  Operating profit of the Pointer segment increased by $0.6 million, from $6.4 million in 2008 to $7 million in 2009. This increase of 10% is primarily attributable to our cost reduction and efficiency efforts throughout 2009.

Operating loss of the Cellocator segment in 2009 was $3.1 million, compared to an operating profit of $3.8 million in 2008. This decrease is primarily attributable to sales reduction and impairment of intangible assets in the amount of $3 million.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the U.S. dollar and the Argentine Peso, the Mexican Peso, the Euro and the Brazilian Real. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2c of our consolidated financial statements.

We accomplished two significant acquisitions in Israel. Due to the acquisition of Shagrir, our business in Israel currently accounts for the majority of our Pointer segment business and revenues.  The business in Israel, especially the activities acquired from Shagrir Towing, is mainly denominated in NIS. On the other hand, the majority of the revenues of the Cellocator segment are generated in U.S. dollars with some expenses such as raw materials are mainly denominated in U.S. dollars while some expenses such as labor and rental are denominated in NIS.  See "Item 3D- Risk Factors – We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. dollar" for a discussion of the risks relating to income and expenses in U.S. dollars and NIS.

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

We believe that inflation in Israel and fluctuations in the U.S. dollar - NIS exchange rate may have substantial effects on our business, and our net income.  Increased inflation may increase our NIS costs in Israel including among others salaries of our employees in Israel, costs of communications, subcontractors, rental, financial expenses associated with loans related to the Israeli CPI, and other expenses, which are paid in New Israeli Shekels. Regarding fluctuations in the U.S. dollar – NIS exchange rate a devaluation of the NIS against the U.S. dollar will reduce our NIS denominated revenues and expenses in U.S. dollar terms and therefore may impact negatively our consolidated net income (losses). Revaluation of the NIS against the U.S. dollar will increase our NIS denominated revenues and expenses in U.S. dollar terms.  See "Item 3D- Risk Factors" for further information. Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

During 2009 and up to February 28, 2010, the exchange rate fluctuated from a low of NIS 3.667 to the U.S. dollar to a high of NIS 4.256 to the dollar.  The average high and low exchange rates between the NIS and U.S. dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	HIGH	LOW
	1 U.S. dollar =	1 U.S. dollar =
September 2009	3.807	3.729
October 2009	3.78	3.69
November 2009	3.826	3.741
December 2009	3.815	3.772
January 2010	3.765	3.667
February 2010	3.796	3.704

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2005 – December 31, 2005	4.4878 NIS/$1
January 1, 2006 – December 31, 2006	4.4565 NIS/$1
January 1, 2007 – December 31, 2007	4.1081 NIS/$1
January 1, 2008 – December 31, 2008	3.5878 NIS/$1
January 1, 2009 – December 31, 2009	3.9326 NIS/$1

In 2005, the Israeli economy recorded inflation of approximately 2.4% where the NIS devalued against the U.S. dollar by approximately 6.8%. As a result of the devaluation of the NIS, we experienced decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2005. In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. dollar by approximately 8.21%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2006. In 2007, the Israeli economy recorded positive inflation of approximately 3.4% where the NIS revalued against the U.S. dollar by approximately 9%. We experienced increases in the costs of our Israel operations, as expressed in U.S. dollars, in 2007. In 2008, the Israeli economy recorded positive inflation of approximately 3.8% where the NIS revalued against the U.S. dollar by approximately 1.1%. We experienced increases in the costs of our Israel operations, as expressed in U.S. dollars in 2008. In 2009, the Israeli economy recorded positive inflation of approximately 3.91%, where the NIS revalued against the U.S. dollar by approximately 0.7%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. dollars in 2009. As of February 28, 2010, there was devaluation of the NIS against the U.S. dollar by approximately 0.56%.

Regarding our operation in Argentina and the fact that most of PLA's revenues are not denominated in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected PLA’s U.S. dollar results. This was mainly due to PLA’s inability to increase its Argentinean Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in U.S. dollars. In 2005 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.032 Pesos to the dollar. From January 1, 2005 to December 31, 2005, the value of the Argentinean Peso increased by approximately 1.78% against the U.S. dollar. In 2006 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.062 Pesos to the dollar. From January 1, 2006 to December 31, 2006, the value of the Argentinean Peso increased by approximately 2.79% against the U.S. dollar. This increase had no material effect on our business during 2006.  In 2007 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.062 and 3.149 Pesos to the dollar. From January 1, 2007 to December 31, 2007, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. dollar. This increase had no material effect on our business during 2007.  In 2008 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.145 and 3.453 Pesos to the dollar. From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 9.79% against the U.S. dollar. This increase had no material effect on our business during 2008.  From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. dollar. In 2009 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.453 and 3.80 Pesos to the dollar. From January 1, 2009 to December 31, 2009, the value of the Argentinean Peso increased by approximately 10.05% against the U.S. dollar. From January 1, 2001 until February 28, 2010 the U.S. dollar – Argentinean Peso exchange rate fluctuated between 3.80 and 3.859 Pesos to the dollar.

The fluctuations of the Mexican Peso are not material to our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2008 and 2009 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS in 2009. We may in the future undertake, such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imported taxable value of the use of a car by an employee were recently amended and apply to cars provided to and purchased by employees on and of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, the new regulations determine the imported taxable income according to a certain percentage of the purchase price of the car. With respect to some car models, the new regulations will result in a high amount of imported income to the employees, as compared to the previous rules. This result may adversely affect the overall demand for vehicles, although it is premature to assess the impact, if any, of the new regulation in this respect.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. dollar against the Argentinean Peso.  Additionally, the growing success of law enforcement programs in Argentina has reduced the rate of car theft and may continue to adversely affect our business. In 2009, the volatility in the global financial system has had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had a negative working capital of $12 million, our current assets to current liabilities ratio was 0.62 and we had cash and cash equivalents of $3.2 million and an unused credit facility of $6.2 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir.  In 2009 Pointer did not meet one of such restrictive covenants and Bank Hapoalim and Bank Discount waived compliance with this covenant for 2009.

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

In 2009, we received a dividend from Shagrir in the amount of $1.1 million.

See Item 4 – Information on the Company – Recent Developments.

As of December 31, 2009, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of  approximately $24 million, of which $17.1 million was provided to our subsidiary Shagrir by Bank Hapoalim B.M. and $3.8 million (in addition to a convertible debenture) was provided to Pointer  to finance part of the Cellocator acquisition as referenced below. Of this aggregate amount, approximately $6.6 million are long-term loans in or linked to the U.S. dollar from banks and other sources, $11.7 million are long-term loans denominated in NIS from a bank and other sources and $5.6 million are long-term loans denominated in NIS and adjusted to the Israeli consumer price index from banks and other sources. For further information regarding our consolidated long-term loans, loan maturity and interest rate structure, see Notes 10 and 11 to our consolidated financial statements.

As of December 31, 2009, we had a short-term credit facility for available credit of approximately $6.8 million. Approximately $6.2 million of this short term credit facility as of December 31, 2009 remains available, and can be utilized according to our needs.

In September 2007, Pointer obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator. As of December 31, 2009, the credit facilities of $2 million have not been utilized.

In January 2009 Pointer received credit facilities of $1 million from Israel Discount Bank B.M. to finance its working capital. As of December 31, 2009, none of these credit facilities were utilized.

In 2009, net cash provided by our continuing operating activities amounted to $11.2 million as compared to net cash provided from continuing operating activities of $11.0 million in 2008.

In 2009, net cash used in our continuing investing activities was $2.6 million as compared to $3.2 million in 2008. The decrease was primarily attributable to our investment in affiliate and offset by proceeds from sale of property and equipment.

In 2009, net cash used in financing activities was $8 million as compared to net cash provided by financing activities of $6 million in 2008. Net cash used in financing activities of $8 million was primarily attributable to repayment and replacement of long term loans from Bank Hapoalim and other lenders.  See Item 4 – Recent Developments.

Current liabilities increased from $31 million in 2008 to $32 million as of December 31, 2009, mainly due to the increase of current maturities of long term loans. Long-term liabilities decreased from $30 million in December 31, 2008 to $23 million as of December 31, 2009 mainly due to repayment of long term loans.

The acquisitions of Shagrir in 2004 and of Shagrir Towing in 2005 had a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. The acquisition of Cellocator in 2007 has a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. However, we cannot assure, that any such net positive cash flows, if any, will sufficiently cover negative cash flows expected to be incurred by our other operative subsidiaries, and by our significant operating expenses, which we expect to incur in connection with our development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world.

For further information relating to the abovementioned acquisitions see Item 10 – Material Contracts.

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

Aside for the aforementioned long-term loans and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research and development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult global economic conditions in general and in particular of the automotive market and political conditions in certain countries in which we operate, such as Argentina.

For a discussion of certain commitments and contingent liabilities, see Note 13 to our consolidated financial statements. For further information regarding investments in our Company see Item 4 – Recent Developments and Item 10 – Material Contracts.

Capital expenditures were $3.5 million in 2008 and $4.1 million in 2009.  Capital expenditures in 2008 were used principally for purchasing property and equipment. In 2009, capital expenditures were used for purchasing property and equipment in the amount of $3.4 million, investment in our Brazilian affiliate, Pointer do Brazil S.A, in the amount of $0.64 million and an amount of $38,000 for the acquisition of Car2go.

We estimate that our total capital expenditures for 2010 will be approximately $6.2 million, substantially all of which will relate to fixed assets that serve our road side assistance and stolen vehicle retrieval business as well as our pursuit of new business opportunities, of which approximately 70% is estimated to be spent in Israel, 19% in Latin America and 7 % in other countries. We also will need to continue to provide our subsidiaries in Latin America and in USA with financing until they have sufficient cash flows to run their operations.  We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the U.S. dollar against the NIS and the risks and uncertainties involved in doing business in Israel.

C.	RESEARCH AND DEVELOPMENT

We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new products and new applications as well as enhancements to our existing systems and products are necessary to compete effectively in the rapidly evolving market. We dedicate a significant portion of our resources to (i) introducing new products to market and advancing our products and systems; (ii) designing improvements to existing products and applications by working closely with our customer support department in order to implement suggestions received from our customers investing in improvements to our production methods and services provision in, and by working in tandem with our operation department; and (iii) improving the customer "friendliness" of our products.

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including the Pointerware network. Our net expenditures for research and development programs during the years ended December 31, 2009 and December 31, 2008, totaled approximately $2.8 million and $ 2.5 million respectively. We expect that we will continue to commit substantial resources to research and development in the future.  As of December 2009, we employed 22 persons in research and development. Our research and development expenses constituted approximately 18% of Cellocator sales in the year ended December 31, 2009 and 10% in the year ended December 31, 2008. For additional information concerning commitments for research development programs, see Note 13 of our consolidated financial statements.

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

We hold various United States patents relating to the use of Pointerware communications technology for various aspects of reverse paging and mobile location. We have not invested the annual payments required to maintain our patents, and we may lose in the near future or may have already lost our rights to this proprietary technology.

We currently have several pending patent applications. However, there can be no assurance that such patent applications will actually afford protection against competitors with similar technology. In addition, we cannot assure you that the patents issued to us will not be infringed, designed around by others or invalidated. Some foreign countries provide significantly less patent protection than the United States. Patent applications in the United States are maintained in confidence until patents are issue, and because publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

In addition to potential patent protection, we rely on the laws of unfair competition and trade secrets to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information by non-disclosure agreements with our employees, consultants, customers, strategic partners and potential strategic partners. Although we intend to protect our rights vigorously, there can be no assurance that confidentiality obligations will be honored or that others will not independently develop similar or superior technologies or trade secrets. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain confidential or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. To the extent that consultants, key employees or other third parties, such as prospective joint venture partners or subcontractors, apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information, which disputes may not be resolved in our favor.

Our proprietary technology also includes software. Much of the software algorithms are also included and claimed in the patent applications for Pointerware communications technology. Although software protection is anticipated to be available in the United States, there can be no assurance that the software will have patent protection in the United States. Foreign patent protection for software is generally afforded lesser protection than in the United States. See Item 3.D – Risk Factors - We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

D.	TREND INFORMATION

The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party cellular monitoring units which provide high functionality for mobile resource management  services, utilizing advanced cellular modems with GPS. Following the acquisition of Cellocator in 2007, we are currently manufacturing, among other things, our own units through our Cellocator segment and no longer depend on a third party. These units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory. These units are specially designed to operate in harsh conditions inside the vehicle; the design takes into consideration the metallic envelope that surrounds the unit, the temperature and vibration stress that are imposed on it, the limited and unstable power supply that characterizes the car power supplies generally, and specific installation requirements of the variety of cars available in the market and other verticals such as trailer and containers. The design takes special concern of these requirements, with high degree of reliability and flexibility.

As a result of our operations through our Cellocator segment, we have expanded our sales mainly in Latin America and Europe to both existing and new customers.  Prices of high feature devices in the stolen vehicle retrieval market and fleet management market, such as the products sold by our Cellocator segment, are continuously decreasing, due to increased competition and the reduction in the cost of raw materials.  Events affecting the global vehicle industry have a significant bearing on the demand for our products. We continue to closely monitor events affecting this industry; however, at this point in time, we cannot estimate their impact.

Pointer Segment

Following our acquisition of Shagrir in 2004 and the acquisition of certain activities and assets of Shagrir Towing Services in 2005, we have expanded our operations and increased our revenues from our services in Israel and internationally, providing road side assistance and towing services, asset tracking services, stolen vehicle retrieval services and fleet managements services.

During the past 5 years our fleet management services have progressed from constituting a relatively simple function of tracking and tracing vehicles (the vehicle's location and  departure point) to sophisticated information gathering systems that can, among other things, (i) diagnose various sensors beginning with engine status, door status, brakes, gear, etc. (ii) diagnose driving patterns –determine acceleration, harsh breaking, side turns or cornering; (iii) trace various mobile resources including cargo and field equipment, agriculture equipment or buildings, which often do not have sufficient energy sources. Our stolen vehicle retrieval services now consist of, among other things, additional sensors, alarm systems, and driver ID features designed to prevent or decrease theft.

In providing our services, we may purchase products manufactured by our Cellocator segment, and sell such products to customers as part of our services packages. As a result of Shagrir's acquisition of 51% of the share capital of Car2go in May 2009, our Pointer segment can now also offer car sharing services in urban areas in Israel. Despite current uncertainties in the global economy, the market for our services currently projects a stable outlook.

The operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment in Israel are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2009 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	32,250	-	-	-	32,250
Long-term loans	2	-	14,069	509	878	15,456
Accrued severance pay	3	-	-	-	7,131	7,131
Management fees to DBSI	4	52	-	-	-	52
Operating lease obligations	5	1,106	1,177	-	-	2,284
Royalties to BIRD	6	-	-	-	2,292	2,292
Total contractual obligations		33,408	15,247	509	10,301	59,464

1 Short term debt and other current liabilities include short term bank credits and current maturities of long term loan, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advance and other accrued expenses.
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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company
Yossi Ben Shalom	54	Chairman of Board of Directors
Danny Stern	58	President and CEO
Gil Oren	58	External Director
Zvi Rutenberg	54	External Director
Barak Dotan	42	Director
Noga Knaz	44	Director
Yoel Rosenthal	55	Director
Amnon Duchovne-Nave	54	Chief Technology Officer
Israel Ronn	54	General Manager of the Cellocator segment
Zvi Fried	45	Vice President and Chief Financial Officer

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

Gil Oren is an independent business advisor.  During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd.  During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd.  Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant. Upon his appointment as an external director the Company shall deem Mr. Oren as possessing accounting and financial expertise.

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

Noga Knaz is the Chief Executive Officer of Rosario Capital Ltd. as of 2007.  From 2006 until 2007 Ms. Knaz served as the Chief Executive Officer of Dash Securities and Investments Ltd.  During the years 2002 – 2006 Ms. Knaz served in variuos managerial positions in Migdal Capital Markets Ltd., including co-Chief Executive Officer and head of investments and marketing division.  Ms. Knaz holds a B.A from Haifa University.

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

Amnon Duchovne –Nave is the founder of Cellocator and was its General Manger and R&D Manager until Pointer's acquisition. Mr. Duchovne –Nave has been appointed as Pointer's CTO- Chief Technology Officer. He is responsible for the continuous development of Cellocator's family products and Pointer's Automotive Solutions. Mr. Duchovne –Nave has over 20 years of experience in communication and location systems. His resume includes being a system consultant to Israel Aircraft Industries, the Israeli Air Force, being the head of R&D in the special projects section of Tadiran's communication group, where he was involved in the Mini RPV and smart weapons communications project, as well as being in charge of the development of the communications payload for the prestigious "Ofek" satellite program. Mr. Duchovne –Nave holds a B.Sc. in Electronic Engineering from the Tel Aviv University. He is a shareholder of Pointer.

Israel Ronn Joined Pointer as the General Manager of the Product and Technology Business Division in August 2007 .Before joining Pointer, during the past 10 years, Mr. Ronn served as a CEO of several companies in US and Israel such as Telrad USA and Tenecs. He also lead the merger of Tenecs and Congruency which created Telrad Connegy. Later he was the CEO of Cellmax Systems. Mr. Ronn holds a B.A. degree in Computer Science and Economics from Bar Ilan University and is a graduate of Tafnit Executive Business Administration Program.

Zvi Fried was appointed our Chief Financial Officer in February 2007. Prior to his appointment Mr. Fried was Chief Financial Officer of the publicly traded Chim Nir (TASE: CMNR) and Finance Director for Amdocs (Nasdaq: DOX). Mr. Fried is a certified public accountant and he holds a B.A. in Economics and Accounting degree from Bar Ilan University.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2009, was approximately $837,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $97,000.

Options

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the Plan.  As of March 24, 2010, the options under the Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance.  The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options is set at the closing price of the share on the market on the date of grant.  The options usually vest over a period of four years and are valid for a period of five years from the date of grant.

On August 13, 2008 our board of directors resolved to issue options to one of our suppliers to purchase 3,000 of our ordinary shares, pursuant to the Plan, which will vest immediately at an exercise price of $6.91 per share.

In July 2008 our shareholders resolved to issue to three of our directors options to purchase 9,000 of our ordinary shares, pursuant to the Plan, which will vest in three equal annual installments over a period of three years, commencing as of the date of the grant, at an exercise price of $5.71 per share.

On February 25, 2009 our board of directors resolved to issue to our employees options to purchase 15,000 of our ordinary shares, pursuant to the Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $3.14 per share.

On February 25, 2009 our board of directors resolved to modify the price of 166,750 options granted to our employees between the period of May 2005 and December 2007 to purchase 166,750 of our ordinary shares, pursuant to the Plan, to be reduced to an exercise price of $3.14 per share.

On March 24, 2010, our Board of Directors resolved to extend the exercise period of 40,000 options granted to Danny Stern, Chief Executive Officer of the Company, by eighteen months until November 23, 2011. The exercise price of the options is $ 3.14 per share.

For information concerning employee share option plans, see Note 14c of our consolidated financial statements

C.	BOARD PRACTICES

Board of Directors

Our Articles of Association provide for a board of directors of not less than three nor more than eleven members. Our board of directors is currently comprised of six members.  Following the investment of DBSI in the Company , three of our directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law which entered into effect on February 1, 2000, as amended, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

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

External Directors

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

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must possess accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were recently determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.

Regulations have been recently promulgated under the Israeli Companies Law which now mandate that in the future when appointing an external director to the board of directors of a public company, in addition to the already existing requirements for such external director, such external director must either have "expertise in finance and accounting" or be "professionally qualified". Additionally, at least one of the external directors must have "expertise in finance and accounting".

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

The company's board of directors must evaluate the proposed external director's expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company's independent public accountants duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. The board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

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

Additionally, under the Israel Companies Law, a public company's board of directors must determine the minimum number of directors who have “expertise in finance and accounting” taking into account the type of company, its size, the extent of its activities and the complexity of the company's operations.

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

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

In July 2008, Mr. Gil Oren and Mr. Zvi Rotenberg were elected to serve as the Company's external directors.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Daniel Schapira Certified Public Accountant (ISR) serve as our internal auditor.

 Remuneration Committee

The compensation payable to executive officers must be approved by a majority of the directors on our board.  In addition, Yossi Ben Shalom and Gil Oren are members of the committee of the board of directors for approving grants of options.

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total
2009

Sales and Marketing	93	29	122
Administration	38	24	62
Research and Development	21	1	22
Other	341	67	408
Total	493	121	614

2008

Sales and Marketing	101	35	136
Administration	39	17	56
Research and Development	21	-	21
Other	335	53	388
Total	496	105	601

2007

Sales and Marketing	90	23	113
Administration	36	15	51
Research and Development	21	-	21
Other	326	48	374
Total	473	86	559

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

As a result of our acquisition of Cellocator in September 2007, we engaged approximately 30 of Cellocator’s employees. Most of the employees are employed by us under the success of their rights, and receive the same compensation as our other employees.

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 24, 2010:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned		As a % of Outstanding Ordinary Shares Beneficially Owned(1)
Yossi Ben Shalom	Chairman of Board of Directors	1,783,590	(2)	37.41%
Danny Stern	President and CEO	*		*
Gil Oren	External Director	*		*
Zvi Rutenberg	External Director	*		*
Barak Dotan	Director	1,783,590	(2)	37.41%
Noga Knaz	Director	*		*
Yoel Rosenthal	Director	*		*
Zvi Fried	Chief Financial Officer	*		*
Amnon Duchovne-Nave	Chief Technology Officer	160,000	(3)	3.36%
Israel Ronn	General Manager of the Cellocator segment	*		*

All directors and officers as a group		1,943,590		40.76%

* Less than 1%.

(1)
The percentage of outstanding ordinary shares beneficially owned is based on 4,752,931 shares outstanding as of March 24, 2010.  The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 24, 2010.

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

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation  and  Note 14c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, March 24, 2010, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*	Percent of Outstanding Ordinary Shares Beneficially Owned*

DBSI Investment Ltd. (1)	1,783,590	37.41%
Eurocom Holdings (1979) Ltd.	701,592	14.71%

*
The percentage of outstanding ordinary shares beneficially owned is based on 4,768,181 shares outstanding as of March 24, 2010.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 24, 2010, notwithstanding the Issuance Limitation or the Funds Issuance Limitation.  Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 37.41% of our outstanding shares held by DBSI.

As of March 15, 2010 there were approximately 33 record holders of our ordinary shares, including approximately 14 record holders in the United States (who held approximately 74% of our outstanding ordinary shares).

Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results of investments during these years, conversion of debentures in March 2003, and our acquisition of Shagrir in 2004, and the acquisition of Cellocator in 2007. For further information regarding such investments and acquisition please see Item 4 – Information on the Company.

B.	RELATED PARTY TRANSACTIONS

Agreements with Shagrir

On February 25, 2004, we entered into an addendum to a cooperation agreement which was originally entered into on August 25, 1998 with Shagrir, which was at that time the operator of our system in Israel. Pursuant to such addendum, Shagrir renewed its commitment to purchase exclusively from the Company end units for its stolen vehicle retrieval system. In 2004, Shagrir undertook to purchase end-units in an amount of $2.3 million, and in the following three years, in an amount no less than $4.2 million, while we undertook to expand Shagrir’s infrastructure network. On October 30, 2008, we entered into a second addendum to the agreement, which updated the product prices and did not include an undertaking to purchase a minimum amount of products or to exclusively purchase systems from the Company as was under the original agreement in1998 and the addendum in 2004.

On February 28, 2005 we consummated a management services agreement with Shagrir pursuant to which we will provide Shagrir with management services with respect to its business for a period of 2 years beginning February 28, 2005, in consideration for a management fee of approximately $263,000 (NIS 1 million), subject to certain conditions. On February 28, 2007 we consummated a new management services agreement with Shagrir pursuant to which we will provide Shagrir with management services with respect to its business, in consideration for a management fee of approximately $32,000 (NIS 120,000), subject to certain conditions.   Please see Item 10 – Material Contracts – Loan Agreements for further information.

Management Agreement with DBSI Investments Ltd.

As part of a series of investments in the Company by DBSI as of March 2003, we entered into a management services agreement with DBSI in April 2003.  Pursuant to the management agreement, DBSI will provide us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum, to be paid in equal quarterly installments of $45,000. As of April 2006, the agreement has been automatically renewed for a period of 12 months each time and is currently in effect.

Development Agreement with Car2go Ltd.

On December 8, 2009, Pointer has entered into a development agreement with Car2go Ltd., according to which the Cellocator segment will develop a specific product for Car2go Ltd., in consideration for $40,000.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

As of December 31, 2009, there are several claims filed and pending against Shagrir, mainly by its customers. The claims are in an amount aggregating to approximately $0.3 million, and involve claims regarding malfunction of Shagrir's services and products, which occurred during the ordinary course of business.

In addition in November 2009 Pointer Romania commenced legal proceedings against a Romanian-based petrol company in the court of Romania for the enforcement of the agreement made between the parties on July 11, 2008 for the provision of roadside assistance services in Romania for the amount of $ 400,000 (260,000 Euro).

The Company’s management is of the opinion that no material costs will arise to Shagrir or Pointer Romania in respect of these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2009, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Markets and Share Price History

Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our ordinary shares were quoted on NASDAQ Capital Market under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002, the OTC Bulletin Board reported trading in our ordinary shares under the symbol NXUS which later changed to the symbol NXUSF. On November 16, 2005, our ordinary shares resumed trading on the NASDAQ Capital Market under the symbol NXUS. On February 21, 2006 our ordinary shares began trading under a new symbol, PNTR.  The table below sets forth the high and low bid prices of our ordinary shares, as reported by NASDAQ Capital Market during the indicated periods.

Period	High	Low
Last 6 calendar months
February 2010	7.52	6.8
January 2010	6.99	6.41
December 2009	7.00	6.15
November 2009	6.25	4.7
October 2009	6.07	4.38
September 2009	4.75	4.1
Financial quarters during the past two years
Fourth Quarter 2009	7.00	4.38
Third Quarter 2009	4.75	3.66
Second Quarter 2009	4.25	2.73
First Quarter 2009	4.06	2.85
Fourth Quarter 2008	6.66	2.7
Third Quarter 2008	7.18	5.23
Second Quarter 2008	7.2	4.62
First Quarter 2008	6.95	4.23
Five most recent full financial years
2009	7.00	2.73
2008	7.20	2.70
2007	14.53	6.00
2006	19.30	5.20
2005	21.00	5.90

On December 19, 2006, we commenced listing our ordinary shares on the Tel Aviv Stock Exchange (TASE) in Israel under the symbol “PNTR”. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE:

Period	High	Low
Last 6 calendar months
February 2010	29.94	24.72
January 2010	25.40	23.72
December 2009	26.96	22.83
November2009	23.48	19.21
October 2009	22.74	17.05
September 2009	17.12	14.88
Financial quarters during the past two years
Fourth Quarter 2009	27	17
Third Quarter 2009	17	15
Second Quarter 2009	17	13
First Quarter 2009	17	11
Fourth Quarter 2008	22	11
Third Quarter 2008	27	18
Second Quarter 2008	24	16
First Quarter 2008	27	15
Five most recent full financial years
2009	27	11
2008	27	11
2007	58	23

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the NASDAQ Capital Market under the symbol "PNTR" and on the Tel Aviv Stock Exchange under the same symbol.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our registration number at the Israeli registrar of companies is 52-004147-6.

Articles of Association

In September 2003, we adopted our Articles of Association (“Articles”), as amended most recently in January 2006. The objective of our company as stated in the Articles and in our Memorandum of Association is to engage in any lawful activity.

We have currently outstanding only one class of securities. Pursuant to a one-for-one hundred reverse stock split of our ordinary shares, effective as of August 2005, each share of our original Ordinary Shares with a par value of NIS 0.03 each was converted into one Ordinary Share with a par value of NIS 3.00 each. Accordingly, all shares and per share data in this annual report have been retroactively adjusted to reflect the reverse stock split. No preferred shares are currently authorized.

Holders of Ordinary Shares are entitled to one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors.

Our Articles may be amended by a resolution carried at a general meeting of shareholders with a majority of 75% of the shareholders present. The shareholders rights may not be modified other than as expressly provided in the terms of issuance of the shares.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 35 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;
•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders- Sections 286 and 287 of the Israeli Companies Law;
•	any merger as provided in section 320 of the Israeli Companies Law; and
•
the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given at least 35 days, prior to the special meeting.

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

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

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

(a) A private placement that meets all of the following conditions:

(i) the private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

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

Provisions Restricting Change in Control of Our Company

Tender Offer.  A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.  If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that on February 1, 2000 holds over 90% of a company's issued and outstanding share capital.  Shareholders may petition the court to alter the consideration for the acquisition.  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company.  This rule does not apply if there is already another shareholder holding 25% or more of the voting rights in the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder holding 45% or more of the voting rights in the company.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days’ prior notice to the extent required under the regulations to the Israeli Companies Law..  Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction.  If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

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

•
Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under Nasdaq Marketplace Rules which require approval by the audit committee or other independent body of our board.   Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also Item 10B– Additional Information – Memorandum and Articles of Association– "The Israeli Companies Law", for further information on the approval of related party transactions.

•
Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law – 1999, rather than the requirements for seeking shareholder approval under Nasdaq Marketplace Rule 4350(i).

•
Independence of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 4200 of the NASD Marketplace Rules. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999,. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•
Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

•
Audit Committee- Our audit committee does not comply with all the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv) of the NASDAQ Marketplace Rules. Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter.

C.	MATERIAL CONTRACTS

Acquisition of Cellocator Ltd.

In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd. private Israeli companies active in the field of cellular location-based services and technology, for approximately US$18.6 million, consisting of (i) approximately US$ 16.7 million in cash; (ii) the issuance of 160,000 of our ordinary shares and (iii) a non-tradable convertible debenture with a face value of $1.9 million, which in January 2008 the seller determined in writing not to convert.  As a result of the acquisition, Cellocator and/or its shareholders hold approximately 3.4% of our issued and outstanding share capital. As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law.

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

Loan Agreements

Shagrir

In 2005, in order to finance Shagrir’s acquisition of the road-side assistance and towing services provider, Shagrir Towing, Shagrir received loans of approximately $23 million from Bank Hapoalim B.M., and loans of approximately $22.5 million from a group of investors, including a loan of approximately $9 million provided by Shagrir Towing, a loan of approximately $11.5 million provided by a group of investors led by Gandyr and Egged Holdings Ltd., or Egged, and a loan of approximately $2 million provided by the Company.

By the end of 2008, Shagrir repaid all of these loans, other than the amounts owed to Bank Hapoalim, by means of available funds and through additional loans from Bank Hapoalim in NIS currency and at an interest rate of 7%-7.75%.  As a result, as of December 31, 2009, Shagrir has in the aggregate approximately $22.2 million in outstanding loans to Bank Hapoalim. For further information, see Note 10 of our consolidated financial statements.

On May 17, 2009, as part of the acquisition of 51% of the share capital of Car2go by Shagrir, Shagrir provided Car2go with a loan in the amount of up to $1,447 (consisting of $241 in cash and $1,206 in services). The loan will be provided over a period of time in accordance with the specific requirements of Car2go. The loan is linked to the Israeli CPI and bears an interest of 4%. Car2go will repay the loan in quarterly installment commencing on May 15, 2013.

Pointer

In order to finance our acquisition of Cellocator on September 18, 2007, Pointer received loan and credit facilities in the amount of $7 million from Bank Hapoalim, of which approximately $3.8 million remains outstanding as of December 31, 2009. The credit facility matures on 2013 and interest is payable at a determined rate above the London Interbank Offered Rate, or Libor.  For further information, see Note 10a of our consolidated financial statements.

In addition, as part of the consideration for the acquisition of Cellocator, we issued the seller a convertible debenture in the amount of $1.9 million. In January 2008, the seller determined in writing that it shall not convert such debenture, which as of December 31, 2009 is outstanding for the amount of approximately $2.1 million and is due and payable in September 2010.

For further information regarding these loans, including related financial covenants, see Note 10d to our consolidated financial statements.

Management Services Agreement with Gandyr and Egged

On November 16, 2004, Shagrir entered into a management services agreement with Gandyr and Egged, pursuant to which Gandyr and Egged were to grant management services to Shagrir, in consideration for approximately NIS 1 million (approximately $263,000) per year. In February 2009 the parties entered into an amendment to this Agreement pursuant to which as Egged and Legov (a member of the Gandyr group) ceased to provide management services to Shagrir they are no longer entitled to a management fee and the annual management fees has been reduced to NIS 880,000.

Agreement with Argentinean Provider

In March 2007, we executed a Memorandum of Understanding ("MOU") with SOS, a leading provider of road side assistance in Argentina (the "Argentinean Provider"), to cooperate in offering mobile resource management services and stolen vehicle retrieval services in Argentina.  In June 2008 we allocated 5% of the shares in our Argentinean subsidiary, PLA, to the Argentinean Provider.  Both sides had an option to repurchase or return the 5% until March 1, 2010 at the higher of (i) an agreed amount or (ii) a formula based on the EBITDA of PLA. This option was not exercised in accordance with these terms. The closing of the transaction referenced in the MOU is subject to, among other things, the success of the Argentinean Provider to reach an agreement with a leading automotive manufacturer in Argentina.  As of December 31, 2009, the closing had not yet taken place. Furthermore, on March 10, 2007 we entered into a non-binding Letter of Intent to acquire controlling ownership of the Argentinean Provider in consideration for $9 million.  A due diligence process relating to the Letter of Intent will commence only if the Argentinean Provider has undergone a specified restructuring process, and to date a number of required steps in this process remain pending.

Loan Agreement in Hungary

On January 8, 2008, we entered into a loan agreement with HYCO Energia ZRT ("Hyco"), a Hungarian automotive service provider, which was further amended in May  2009,  pursuant to which we provided HYCO with 290,000 Euros (approximately 450,000) US Dollars) to be repaid within two years. The loan agreement contains several terms and conditions, including, among other things, repayments terms and an option granted to us to convert the balance of the loan into shares in HYCO. In 2009, the remaining balance of the loan in the amount of 180,000 Euros (approximately 279,000 US Dollars) was not repaid and as a result we wrote-off the remaining unpaid balance due to lack of collectability.

Agreement with DBSI

On July 18, 2008, we consummated a private placement of 140,056 of our ordinary shares to DBSI Investments Ltd., our principal shareholder, for an aggregate price of $1,000,000 at a price per share of $7.14 per share, which was 10% above to the average closing price of our ordinary shares between the date of our board’s approval of the private placement on May 27, 2008 until July 10, 2008.

Real Property Leases

For Information regarding our real property leases, please see Item 4― Information on the Company–Property, Plants and Equipment.

For a summary of other relevant contracts, see Item 4 ― Information on the Company― History and Development of the Company, and Item 7 – Major Shareholders and Related Party Transactions, which are incorporated herein by reference.

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

Investments outside of Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

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

General Corporate Tax Structure

Until December 31, 2003, the regular tax rate applicable to income of Israeli companies (which are subject to “Corporate Tax” on their taxable income not entitled to benefits due to “Approved Enterprise,” as described below) was 36%.  In June 2004 and in July 25, 2005, the “Knesset, Israel’s Parliament, approved the Law of the Amendment of the ” (Israeli parliament) passed amendments to the Income Tax Ordinance (Amendment No. 140 and Temporary Provision), 2004 and (No. 147), 2005, effective commencing January 1, 2006 respectively, which determined, among others, a gradual decrease in other things, that the corporate tax rate in Israelis to be gradually reduced to the following tax rates: in 2005 – 34%, in  2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%.
.
In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Our effective corporate tax rate may exceed the Israeli tax rate. Our subsidiaries in Argentina, Mexico, USA, Romania, and Brazil will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier ("the years limitation"). Please note that the years limitation does not apply to the exemption period. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved, or a Mixed Enterprise, its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

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

A company that elected the Alternative Track and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (In the event, however, that the company qualifies as a Foreign Investors' Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material affect on the Company.

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

 Israeli Capital Gains Tax

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

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

We are required to file reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC's public reference facilities described below. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies. Therefore, we publicly announce our year-end results promptly and file information with the SEC under the cover of Form 6-K as required. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E.,Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l−800−SEC−0330 for further information on the public reference room. In addition, such information concerning our company can be inspected and copied at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own web site (www.pointer.com) all our interim and year-end financial statements as well as other information.  The information contained in, or incorporated into, our website is not part of this annual report.

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

                In the course of our ordinary course of business, we are exposed to market risks that include fluctuations in foreign currency exchange rates, interest rates and the Israeli CPI. Other than if we deem it to be necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments.

The functional and reporting currency of Pointer is the U.S. dollar ("Dollar"). The majority of Pointer's revenues is generated in or linked to Dollars and a substantial portion of its costs is incurred in Dollars. Therefore, the Dollar is the currency of the primary economic environment in which Pointer operates.

The functional and reporting currencies of our Israeli subsidiary Shagrir and Car2go are its local currency, the new Israeli shekel ("NIS").

The functional and reporting currency of our Argentinean subsidiary is its local currency, the Argentine peso.

The functional and reporting currency of our Mexican subsidiary is its local currency, the Mexican peso.

The functional and reporting currency of our Romanian subsidiary is its local currency, the Euro.

The functional and reporting currency of our Brazilian affiliate is its local currency, the Brazilian Real.

The functional and reporting currency of our U.S. subsidiary is its local currency, the dollar.

For all the subsidiaries the functional and reporting currency of which is not the dollar, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders' equity (deficiency).

As of December 31, 2009 and 2008, accumulated foreign currency translation differences are $1.5 million and $1.7 million, respectively.

Foreign exchange risk

While Pointer's functional currency is the dollar, Pointer also has some non- dollar or non- dollar linked currency exposures. These exposures are mainly derived from Pointer’s non- dollar revenues and expenses and non- dollar accounts receivable, payments to suppliers and subcontractors, obligations in other currencies and payroll related expenses which are mainly incurred in NIS.

Our operating and pricing strategies take into account the changes in exchange rates which occur over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2008 Pointer had forward exchange contracts for the acquisition of approximately NIS 13,884 thousands in consideration for $3.6 million that matured during 2009. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2009, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the dollar. As of December 31, 2009 we had net assets of $27 million and net loss of $1.5 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the NIS will not have a significant impact on our results.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the Dollar. As of December 31, 2009 we had net assets of $0.3 million and net income of $3.5 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $380,000 net decrease in our earnings

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the Dollar. As of December 31, 2009 we had net assets of $1.6 million and net loss of $679,000, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Argentinean Pesos would thus result in approximately $70,000 net decrease in our earnings

The exposure to exchange rate fluctuations between the Mexican Peso, the Brazilian Real and the dollar has no materiality effect.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders.  Please see Item 5 – Impact of Exchange Rate Fluctuations for further information for further information.  As of December 31, 2009, our outstanding loans bear variable interest rates of $ 5.9 million.

Israeli CPI

Our exposure to market rate risk for changes in CPI relates primarily to loans borrowed by Shagrir from banks and other lenders. As of December 31, 2009, Shagrir has total loans borrowed linked to CPI of $5.5 million.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
interest		2010	2011	2012	2013	2014 and thereafter
		(In thousands)

Assets:

cash - in U.S. dollars		372
Cash- In other nis		2,584
Cash- In other currency:		254

Liabilities:

Short-term bank credit	3-4	637	-	-	-	-
In NIS:

Long-term loans (including current maturities)
In U.S. dollars:	Libor +2	800	800	800	800	600
In NIS	5.48-7.75	5,613	5,168	4,821	1,643
In U.S. dollars	Libor	2,096
In U.S. dollars						737
In Euro						177

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2009.  The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2009, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2009 and 2008.

	In USD in thousands
	2009	2008
Audit Fees(1)	187	217
Audit-Related Fees(2)	8	-
Tax Fees(3)	37	22
All Other Fees	-	-

(1) Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are fees principally for services not provided in Audit Fees, such as services provided in connection with the acquisition of car2go

(3) Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments.

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2009 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN THE REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, as follows:

•
Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders, but we do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•
As opposed to Rule 4350(f) of the NASDAQ Marketplace Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person.

•
All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law, and are not subject to the review process set forth in Rule 4350(h) of the NASD Marketplace Rules. For a detailed discussion please see Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices".

•
We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Marketplace Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•
A majority of our board of directors is not comprised of independent directors as defined in the NASDAQ Marketplace Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•
Our audit committee does not comply with all the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv) of the NASDAQ Marketplace Rules. Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see Item 6 “Directors, Senior Management and Employees – Board Practices".

        See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the our Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended Articles of Association of the Registrant incorporated herein by reference to Exhibit 1.2 to Registrant's Form 20-F, filed with the Commission on March 31, 2009.

2.1	Form of Convertible Debenture due September 18, 2010 of the Registrant incorporated herein by reference to Exhibit 2.1 to Registrant's Form 20-F,filed with the Commission on March 31, 2009.

4.1
English translation of Hebrew language translation of Agreement between the Company, Matan Y. Communication Tracking Systems Ltd. and Amnon Duchovna-Naveh dated July 16, 2007, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3/A, filed with the Commission on September 24, 2007.

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

4.5
English Translation of Hebrew Language Order Form and Warrant issued in Israeli Private Placement in January 2007, incorporated herein by reference to Exhibit 4.5 to Registrant's Form 20F/A, filed with the Commission on July 31, 2007.

4.6
Letter Agreement, by and among Pointer (Eden Telecom Group) Ltd. and Bank Hapoalim Ltd., dated November 16, 2004, incorporated herein by reference to Exhibit 4.18 to Registrant's Form 20-F, filed with the Commission on June 30, 2005.

4.7
Management Services Agreement, by and among Shagrir Systems Ltd., Gandyr Investments Ltd., Egged Holdings Ltd. and other lenders therein, dated November 16, 2004, incorporated herein by reference to Exhibit 4.13 to Registrant's Form 20-F, filed with the Commission on June 30, 2005.

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

March 24, 2010.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets constituting 4.3% and 4% as of December 31, 2009 and 2008, respectively, and total revenues constituting 4.6%, 4% and 6.5% of the related consolidated totals for the years ended December 31, 2009, 2008 and 2007, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2x(1) and 2x(2) to the consolidated financial statements, effective January 1, 2009, the Company changed its method of accounting for business combinations, and the manner in which it accounts for non-controlling interests

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2010	A Member of Ernst & Young Global

[Grant Thornton Letterhead]

Grant Thornton Argentina
Av. Corrientes 327 piso 3º
C1043AAD - Buenos Aires
Argentina
T (54 11) 4105 0000

 F (54 11) 4105 0100
.                                                      E post@gtar.com.ar
 www.gtar.com.ar

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Pointer Localización y Asistencia S.A.

We have audited the accompanying balance sheets of Pointer Localización y Asistencia S.A. as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Localización y Asistencia S.A. as of December 31, 2009 and 2008 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON ARGENTINA S.C.
Buenos Aires, Argentina
March 23, 2010

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
Partner
Mexico City, MEXICO
January 25, 2008

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,209	$2,708
Trade receivables (net of allowance for doubtful accounts of $ 1,345 and $ 604 and at December 31, 2009 and 2008, respectively)	11,619	13,509
Other accounts receivable and prepaid expenses (Note 3)	3,033	2,774
Inventories (Note 4)	2,219	3,999

Total current assets	20,080	22,990

LONG-TERM ASSETS:
Long-term accounts receivable	673	339
Severance pay fund	6,070	4,925
Property and equipment, net (Note 5)	9,401	7,998
Deferred income taxes	507	1,037
Other intangible assets, net (Note 6)	9,022	14,894
Goodwill (Note 7)	51,220	50,416

Total long-term assets	76,893	79,609

Total assets	$96,973	$102,599

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	$9,146	$7,849
Trade payables	8,639	8,613
Deferred revenues and customer advances	8,253	8,701
Other accounts payable and accrued expenses (Note 9)	6,248	5,694

Total current liabilities	32,286	30,857

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 10)	14,493	20,520
Long-term loans from shareholders and others (Note 11)	963	3,305
Other long-term liabilities (Note 12)	621	355
Accrued severance pay	7,131	6,375

	23,208	30,555

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY:

Pointer Telocation Ltd. shareholders' equity:
Share capital (Note 14) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: 4,752,931 shares at December 31, 2009 and 2008	3,266	3,266
Additional paid-in capital	118,348	118,015
Accumulated other comprehensive income	1,541	1,773
Accumulated deficit	(89,346)	(87,239)

Total Pointer Telocation Ltd. shareholders' equity	33,809	35,815

Non-controlling interest	7,670	5,372

Total shareholders' equity	41,479	41,187

Total liabilities and shareholders' equity	$96,973	$102,599

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2008	2007
Revenues (Note 18c):
Products	$20,038	$30,645	$15,821
Services	45,287	46,010	35,806

Total revenues	65,325	76,655	51,627

Cost of revenues:
Products	10,774	16,392	9,414
Services	26,645	29,869	23,034
Amortization of intangible assets	976	980	277

Total cost of revenues	38,395	47,241	32,725

Gross profit	26,930	29,414	18,902

Operating expenses:
Research and development	2,817	2,511	1,675
Selling and marketing	6,249	6,934	4,934
General and administrative	8,788	8,311	6,209
Amortization of intangible assets	1,942	2,365	1,841
Impairment of intangible asset (Note 6)	2,959	-	36

Total operating expenses	22,755	20,121	14,695

Operating income	4,175	9,293	4,207
Financial expenses, net (Note 19a)	2,070	4,054	2,814
Other expenses (income), net (Note 19b)	16	(22)	12

Income before taxes on income	2,089	5,261	1,381
Taxes on income	887	640	353

Income after taxes on income	1,202	4,621	1,028
Equity in losses of affiliate	677	-	-

Net income	525	4,621	1,028
Less: net income attributable to non-controlling interest	(2,632)	(2,248)	(1,366)

Net income (loss) attributable to Pointer Telocation Ltd. shareholders	$(2,107)	$2,373	$(338)

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share (Note 15)	$(0.44)	$0.51	$(0.08)

Diluted net earnings (loss) per share (Note 15)	$(0.47)	$0.50	$(0.08)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd. Shareholders
	Number of	Share	Additional paid-in	Receipts on account	Accumulated other comprehensive	Accumulated	Non-controlling	Comprehensive	Total
	shares	capital	capital	of shares	income (loss)	deficit	interest	income	equity

Balance as of January 1, 2007	3,222,875	$2,140	103,880	$2,586	$98	$(89,274)	$1,142		$20,572

Issuance of shares (net of issuance costs)	1,390,000	999	10,019	-	-	-	-		11,018
Stock-based compensation expenses	-	-	425	-	-	-	358		783
Receipts on account of shares	-	-	2,586	(2,586)	-	-	-		-
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	1,668	-	201	$1,869	1,869
Net income	-	-	-	-	-	(338)	1,366	1,028	1,028
Total comprehensive income								$2,897

Balance as of December 31, 2007	4,612,875	3,139	116,910	-	1,766	(89,612)	3,067		35,270

Issuance of shares	140,056	127	873	-	-	-	(35)		965
Stock-based compensation expenses	-	-	232	-	-	-	187		419
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(71)	-	(95)	$(166)	(166)
Unrealized gainson derivatives designated as cash flow hedges	-	-	-	-	78	-		78	78
Net Income	-	-	-	-	-	2,373	2,248	4,621	4,621
Total comprehensive income								$4,533
Balance as of December 31, 2008	4,752,931	3,266	118,015	-	1,773	(87,239)	5,372		41,187

Stock-based compensation expenses	-	-	333	-	-	-	32		365
Dividend paid to the non-controlling interest	-	-	-	-	-	-	(871)		(871)
Non-controlling interest recorded as a result of business combination (See Note 1b)	-	-	-	-	-	-	256		256
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(167)	-	249	$82	82
Realized losses on derivatives designated as cash flow hedges	-	-	-	-	(78)	-	-	(78)	(78)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	-	13	-	-	13	13
Net income	-	-	-	-	-	(2,107)	2,632	525	525
Total comprehensive income								$542
Balance as of December 31, 2009	4,752,931	$3,266	118,348	$-	$1,541	$(89,346)	$7,670		$41,479

The accompanying notes are an integral part of the consolidated financial statements.

Accumulated other comprehensive income
	2009	2008

Accumulated gain (losses) on derivative instruments	$13	$78
Accumulated foreign currency translation differences	1,528	1,695
Accumulated other comprehensive income	$1,541	$1,773

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities:

Consolidated net income	$525	$4,621	$1,028
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	8,252	6,918	5,273
Accrued interest and exchange rate changes of debenture and long-term loans	(85)	1,187	750
Accrued severance pay, net	(400)	619	(70)
Gain from sale of property and equipment, net	(377)	(36)	(182)
Equity in losses of affiliate	677	-	-
Amortization of stock-based compensation	367	350	783
Decrease (increase) in trade receivables, net	1,995	(1,773)	(1,172)
Increase in other accounts receivable and prepaid expenses	(308)	(6)	(421)
Decrease (increase) in inventories	128	(2,088)	(395)
Write-off of inventories	124	112	150
Deferred income taxes	773	(178)	(174)
Decrease (increase) in long-term accounts receivable	(493)	23	(141)
Increase (decrease) in trade payables	(413)	888	730
Increase in other accounts payable and accrued expenses	461	379	1,855

Net cash provided by operating activities	11,226	11,016	8,014

Cash flows from investing activities:

Decrease (increase) in other account receivables	279	(357)	-
Purchase of property and equipment	(3,442)	(3,476)	(2,638)
Proceeds from sale of property and equipment	1,215	605	860
Investments in affiliate	(640)	-	-
Acquisition of Cellocator (a)	-	-	(16,571)
Acquisition of subsidiary (b)	(38)	-	-
Acquisition of other intangible assets	-	-	(117)

Net cash used in investing activities	(2,626)	(3,228)	(18,466)

Cash flows from financing activities:

Receipt of long-term loans from banks	-	9,064	5,000
Repayment of long-term loans from banks	(6,027)	(4,930)	(4,347)
Repayment of long-term loans from others	(32)	(10,201)	(2,767)
Dividend paid to the noncontrolling interest	(871)	-	-
Proceeds from issuance of shares and exercise of warrants, net	-	1,000	9,588
Short-term bank credit, net	(983)	(970)	(1,752)

Net cash provided by (used in) financing activities	(7,913)	(6,037)	5,722

Effect of exchange rate changes on cash and cash equivalents	(186)	(243)	80

Increase (decrease) in cash and cash equivalents	501	1,508	(4,650)
Cash and cash equivalents at the beginning of the year	2,708	1,200	5,850

Cash and cash equivalents at the end of the year	$3,209	$2,708	$1,200

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007
(a)	Acquisition of Cellocator and Matan activities:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$-	$(1,323)
	Property and equipment	-	-	(151)
	Customer related intangibles	-	-	(3,943)
	Brand name	-	-	(1,775)
	Developed technology	-	-	(4,890)
	Goodwill	-	-	(8,750)
	Accrued severance pay, net	-	-	20

		-	-	(20,812)

	Fair value of shares issued	-	-	1,430
	Fair value of convertible debentures	-	-	1,951
	Accrued expenses	-	-	860

		-	-	4,241

		$-	$-	$(16,571)
(b)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$(112)	$-	$-
	Property and equipment	60	-	-
	Customer list	24	-	-
	Goodwill	456	-	-
	Accrued severance pay, net	(12)	-	-
	Non-controlling shareholders loan	(122)	-	-
	Non-controlling interest	(256)	-	-

		$38	$-	$-

(c)	Non-cash investing activity:

	Purchase of property and equipment	$221	$-	$-

(d)	Supplemental disclosure of cash flow activity:
	Cash paid during the period for:
	Interest	$1,958	$2,504	$1,750
	Income taxes	$87	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Pointer Telocation Ltd. ("the Company") was incorporated in Israel and commenced operations in July 1991. The Company conducts its operations through two main segments. Through its Cellocator segment, the Company designs, develops and produces leading mobile resource management products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our Pointer segment. Through its Pointer segment, the Company acts as an operator by bundling its products together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provides road-side assistance services in Israel for sale to insurance companies, fleets and individual customers.

The Company provides services, for the most part, in Israel, Argentina and Mexico, through its local subsidiaries. Independent operators provide similar services in Latin America, Europe and other countries utilizing the Company's technology and operational know-how. The Company's shares are traded on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange.

b.
On May 15, 2009, the Company's subsidiary Shagrir Systems Ltd. ("Shagrir") acquired ownership of 51% of the common stock of Car2go ("Shagrir's subsidiary"),that  is engaged in car sharing and motor vehicle rental.

The fair value of the consideration transferred on the date of the acquisition of Shagrir's subsidiary totaled $3 in cash. In addition, Shagrir signed a loan agreement with Shagrir's subsidiary pursuant to which Shagrir has committed to provide to its subsidiary an amount of up to $1,447 (consisting of $241 in cash and $1,206 in services). The loan will be provided over a period of time in accordance with the subsidiary's needs.

The acquisition was accounted for under the purchase method of accounting as determined by ASC 805 "Business Combinations" (formerly FAS 141R). Accordingly, the purchase price was allocated to the identifiable assets acquired, liabilities assumed, and non-controlling interests, based on their fair values at the date of acquisition. The results of operations were included in the consolidated financial statements of the Company commencing May 15, 2009. The revenues and earnings of Shagrir's subsidiary included in Pointer's statement of operation for the reporting period is immaterial.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of Shagrir's subsidiary:

Working capital	$(112)
Property and equipment	60
Customer list	24
Goodwill	456
Accrued severance pay, net	(12)
Non-controlling shareholders loan	(122)
Non-controlling interest	(256)

$(38)

The customer list is subject to an estimated useful life of 5 years. None of the goodwill is deductible for tax purposes.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.
On September 18, 2007, the Company completed the acquisition of all of the assets and assumed substantially all of the liabilities and operations of Cellocator Ltd and Matan Y. Communication and Tracking Systems (the "2007 Acquisition Transaction") which were engaged in selling automatic vehicle location products. The consideration for the acquisition consisted of (i) $ 16.7 million in cash (ii) 160,000 Ordinary shares of the Company; and (iii) a non-tradable debenture with a fair value of $ 1,951 convertible into 160,000 of the Company Ordinary shares (see Note 11d).

For the purpose of funding the 2007 Acquisition Transaction, the Company entered into $5,000 loan agreement with the bank (See Note 10).

The consideration is comprised of the following:

Cash	$16,731
Issuance of shares	1,430
Issuance of Convertible debenture	1,951
Transactions costs	700

Total consideration - purchase price	$20,812

As the accounting guidance in ASC 805 applies prospectively, transactions occurring prior to January 1, 2009 were accounted for according to the purchase method of accounting in accordance with prior GAAP, mainly FAS 141, "Business Combinations". Accordingly, the purchase price (including acquisition related costs) was allocated to the assets acquired and liabilities assumed based upon their estimated fair values on the consummation date.

Based upon a valuation of tangible and intangible assets acquired and liabilities assumed, the Company allocated the total cost of the 2007 Acquisition Transaction, as follows:

Working capital	$1,323
Property and equipment	151
Customers related intangible	3,943
Brand name	1,775
Developed technology	4,890
Goodwill	8,750
Accrued severance pay, net	(20)

$20,812

For estimated amortization expenses related to intangible assets, see Note 6c.

For estimated amortization periods related to intangible assets, see Note 2i.

As of December 31, 2009, the company had tax deductible goodwill of $ 6,752

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The unaudited pro forma information below assumes that the 2007 Acquisition Transaction had been consummated on January 1, 2007 and includes the effect of amortization of intangible assets from those dates. This data is presented for information purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

Year ended December 31,
2007
Unaudited

Net revenues	$62,615

Net income	$1,876

Basic net earnings per share	$0.43

Diluted net earnings per share	$0.43

d.	The Company holds 56.56% of the share capital of Shagrir share capital. Shagrir is engaged in the field of road side assistance, towing services and stolen vehicle recovery in Israel.

e.
In July 2008, Shagrir incorporated a Romanian company, S.C. Pointer S.R.L. ("Pointer Romania"), to provide road-side assistance and towing services in Romania. Shagrir holds 50% of the share capital of Pointer Romania.

f.
The Company holds 88% of the share capital of Pointer Localization Y Asistencia SA's (formerly: Tracsat S.A.) ("Pointer Argentina"). Pointer Argentina is the operator of the Company's systems and products that provide stolen vehicle recovery services in Buenos Aires, Argentina.

g.	On June 17, 2004, the Company incorporated a Mexican subsidiary, Pointer Recuperacion de Mexico S.A. de C.V. ("Pointer Mexico"), to serve as our local Mexican operator and service provider,

As of December 31, 2009, the Company holds 74% of the share capital of Pointer Mexico and the remaining 26% of the share capital is held by local Mexican partners. Pointer Mexico provides location, tracking and recovery of stolen vehicles services to its customers in Mexico as well as distributing the Company's products.

h.
In August 2008 the Company incorporated a subsidiary in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil") As of December 31, 2009, the Company holds 48% of the share capital in Pointer do Brazil S.A, with an option to acquire additional 4%.  Pointer Brazil will provide location, tracking and recovery of stolen vehicles services to its customers in Brazil. Currently, the subsidiary has no significant revenues.

i.	In October 2008, the Company established a subsidiary in the United States, Pointer Telocation Inc., wholly owned by the Company. Currently, the subsidiary has no significant revenues.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	FASB Accounting Standards Codification:

In June 2009, the Financial Accounting Standards Board ("FASB") issued FAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". FAS 168, which is incorporated in ASC 105, "Generally Accepted Accounting Principles", identifies the Accounting Standard Codification ("ASC") as the single authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants.  All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements, references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, and stock-based compensation costs. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

The majority of the Company's revenues is generated in or linked to U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

For those subsidiaries whose functional currency has been determined to be their local currency (For Pointer Argentina- the Argentinean peso; for Pointer Mexico- the Mexican peso; for Shagrir- the new Israeli shekel ("NIS"); for Pointer INC- the dollar; for Pointer Romania- the Euro; for Pointer do Brazil S.A.- the Brazilian Real),  assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders' equity (deficiency).

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into dollars in accordance with principles set forth in ASC 830, "Foreign Currency Matters". All exchange gains and losses from the remeasurement mentioned above, are reflected in the statement of operations as financial expenses or income, as appropriate.

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

The Company applies ASC 810-10, "Consolidation", which provides a framework for identifying Variable Interest Entities ("VIE")" (formerly FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For any VIE that must be consolidated under FIN 46R, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and non-controlling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Such assessment involves estimation of whether an entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Pointer Romania is considered to be a variable interest entity. As Shagrir is in a position to absorb the majority of the VIE's expected losses and residual returns, making Shagrir the primary beneficiary. Pointer Romania is consolidated in the Company's financial statements.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2009, 2008 and 2007, the Company and its subsidiaries wrote off approximately $124, $112 and $150, respectively. The write-offs are included in cost of revenues.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	20-33
Computers and electronic equipment	10 - 33 (mainly 33)
Office furniture and equipment	6 - 15
Motor vehicles	15 - 20 (mainly 20)
Network installation	10 - 33
Buildings	6.67
Leasehold improvements	Over the term of the lease including the option term

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Goodwill:

Goodwill reflects the excess of the purchase price of the acquired activities over the fair value of net assets acquired. Pursuant to ASC 350, "Intangibles - Goodwill and Other" (formerly SFAS No. 142), goodwill is not amortized but rather tested for impairment at least annually, at the reporting unit level.

The Company identified several reporting units based on the guidance of ASC 350.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess.

No impairment losses were identified in the years 2009, 2008 or 2007.

As required by ASC 820, "Fair Value Measurements", starting 2009, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

During  2008 and 2007 , the Company reduced the goodwill balance at an amount of $805 and $532 , respectively, due to realization of carryforward tax losses of a subsidiary , which were not more-likely-than-not to be realized and for which a valuation allowance was recognized upon acquisition. Starting 2009, the effects of changes outside of the measurement period to deferred tax asset valuation allowances established in business combinations (including business combinations which occurred prior to January 1, 2009) are reported directly as a reduction of income tax expense as required by ASC 805.

i.	Identifiable intangible assets:

Intangible assets consist of the following: a brand name, customers related intangibles, developed technology and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

The brand names are amortized over a two to nine years period.

The Customers related intangibles are amortized over a five to nine years period.

The developed technology is amortized over a five-year period.

Patents are amortized over an eight-year period.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement" (formerly FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

As required by ASC 820, "Fair Value Measurements", starting January 1, 2009, the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

In 2009, the company recorded an impairment loss in the amount $2,959 reducing customers related intangibles (attributed to the 2007 Acquisition Transaction) from a carrying amount of $ 3,173 to a fair value of $ 214. The circumstances leading to the impairment are attributed to the decrease in activity of the former customers of Cellocator. The impairment was recorded in the "Operating Income" caption in the consolidated statement of operations. The customer's related intangible impairment is reflected in the Cellocator segment. The fair value of the customers related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue forecast from the former customers of Cellocator, and the Company's weighted average cost of capital ("WACC"). See also note 2u.

k.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in 'other accounts payable and accrued expenses' and 'other long term liabilities' captions in the Balance Sheet) during 2009 and 2008 are as follows:

	Year ended December 31,
	2009	2008

Balance, beginning of the year	$558	$411
Warranties issued during the year	365	523
Settlements made during the year	(217)	(274)
Expirations	(247)	(101)
Foreign currency translation adjustment	3	(1)

Balance, end of year	$462	$558

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company and its subsidiaries generate revenues from the provision of services, subscriber fees and sales of systems and products, mainly in respect of road-side assistance services, automobile repair and towing services, stolen vehicle recovery, fleet management and other value added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers. Sales consummated by the Company's sales forces and sales to resellers are considered sales to end-users.

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

Deferred revenue includes amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

In accordance with ASC 605-25, "Multiple-Element Arrangements" (formerly EITF 00-21, "Revenue Arrangements with Multiple Deliverables"), revenue from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. The Company considers the sale of products and subscriber fees to be separate units of accounting.

Revenues from stolen vehicle recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

Revenues generated from technical support services, installation and de-installation are recognized when such services are rendered.

Generally, the Company does not grant rights of return. The Company follows ASC 605-15-25 "sales of product when right of return exists" (formerly  FAS 48, "Revenue Recognition When Right of Return Exists"). Based on the Company's experience, no provision for returns was recorded.

m.	Research and development costs:

Research and development costs are charged to expenses as incurred.

n.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $392, $480 and $439, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Deferred income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are provided using the balance sheet liability method. Under this method, deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured using the enacted tax rate and laws that will be in effect when the difference is expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted.

Effective January 1, 2007, the Company adopted an amendment to ASC 740-10 (formerly FIN 48 "Accounting for Uncertainty in Income Taxes" - an Interpretation of FASB Statement No. 109). The update clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The adoption of the amendment to ASC 740-10 did not have a material effect on the Company's consolidated financial statements.

As of December 31, 2009, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2009, the Company did not have any interest and penalties associated with tax positions.

p.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, "Earnings Per Share" (formerly FAS 128, "Earnings per Share").

Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 12,404, 0, and 160,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

q.	Accounting for stock-based compensation:

The Company applies ASC 718, "Compensation - Stock Compensation" (formerly SFAS 123(R) "Share-Based Payment"). In accordance with ASC 718, all grants of employee's equity based stock options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC 718, forfeitures are estimated at the time of grant, based on actual historical pre-vesting forfeitures, and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $367, $350 and $783, respectively.

According to ASC 718, a change in any of the terms or conditions of the Company's stock options is accounted for as a modification. Therefore, if the terms of an award are modified, the Company calculates incremental compensation costs as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors existing at the modification date. For vested options, the Company recognizes any incremental compensation cost immediately in the period the modification occurs, whereas for unvested options, the Company recognizes, over the new requisite service period, any incremental compensation cost due to the modification and any remaining unrecognized compensation cost for the original award over its term.

r.	Data related to options to purchase the Company shares:

1.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2009, 2008 and 2007 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2009	2008	2007

Risk free interest rate	1.73%	2.99-3.10%	4.14%
Dividend yield	0%	0%	0%
Expected volatility	80%	78-79%	81%
Expected term (in years)	3.9	4-5	3.75
Forfeiture rate	10%	10%	10%

The Black-Scholes-Merton option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined for plain vanilla options, based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term.

The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. In a few limited cases the Company did not use the simplified method in measuring the fair value of modified awards, either when the options were deeply out of the money immediately before the modification or when the Company accelerated the vesting and extended the exercise period after an employee's resignation. Since in both instances the entire remaining contractual term of the options was relatively short, we assumed that the expected life to be the entire remaining contractual term.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options.

The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore uses an expected dividend yield of zero in the option pricing model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

2.	Data related to options to purchase Shagrir shares:

As of December 31, 2009, 3,383 options to purchase Shagrir shares are outstanding and exercisable. Weighted average exercise price of these outstanding options is $165.

No options were granted during 2009, 2008 and 2007.

Those options vest primarily over four years. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2006:

2006

Risk free interest	5.6%
Dividend yields	0%
Volatility	34%
Expected term (in years)	4.13

s.	Severance pay:

The liability of the Company and its subsidiary in Israel for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis (the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment, or a portion thereof. The liability for Company and its subsidiary in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Severance pay expenses for the years ended December 31, 2009, 2008 and 2007 were $282, $1,291 and $534, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, and derivatives.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, mainly in U.S. and Israel. However, deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

The Company's trade receivables include amounts billed to clients located mainly in Israel and South America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2009, 2008 and 2007, the Company recorded expenses in respect of such debts in the amount of $ 756, $ 322 and $ 97, respectively. As for major customers, see Note 18d.

The Company entered into foreign exchange forward contracts ("derivative instruments") intended to protect against the revaluation in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure (see Note 2(v) below).

u.	Fair value measurements:

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

Amounts recorded for long-term loans approximate fair values. The fair value was estimated using discounted cash flow analysis, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures" (formerly FAS 157, "fair value measurement"). Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 - Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of foreign currency forward contracts with a fair value of $16 and $78 as of December 31, 2009 and 2008, respectively, and are classified as level 2.

The Company also measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are deemed to be other-than-temporarily impaired. During 2009, and 2008 no other-than-temporary impairments was identified in relation to equity method investments.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition:

Disclosures for nonfinancial assets and liabilities that are measured at fair value, on a nonrecurring basis, are required prospectively beginning January 1, 2009. During 2009, such measurements of fair value related solely to an impairment loss of customer relations intangible asset, reducing its carrying amount from $3,173 to a fair value of $ 214. The Company used an income approach for measuring the fair value of the customer relations. See note 2j for significant assumptions.As the fair value was measured using significant unobservable assumptions, the customer relations asset was classified as level 3 in ASC 820 fair value hierarchy.

v.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for Derivative Instruments and Hedging Activities") requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized immediately in financial income/expense in the statement of operations.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated new Israeli shekel ("NIS") payroll payments. As of December 31, 2008 the Company had forward exchange contracts for the acquisition of approximately NIS 13,884 thousands in consideration for $3,600 that matured during 2009. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. The company excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2009, there were no gains or losses recognized in earnings for hedge ineffectiveness.

At December 31, 2009, the Company expects to reclassify $16 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

w.	Equity Affiliates

The Company recognizes investment in equity affiliates under ASC 323, "Investments — Equity Method and Joint Ventures". The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred and reduce the amount of future earnings of the equity investee recognized by the Company. As of December 31, 2009, there were no deferred losses related to equity investees.

x.	Adoption of new accounting policies:

1.	Business combinations:

Effective January 1, 2009, the Company adopted the amended ASC 805, "Business Combinations" (formerly issued as FAS 141(R)). Following the adoption of ASC 805, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded directly in earnings.

In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of ASC 805, which are recognized in earnings following the adoption date.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. Management estimates of fair values are based upon market participants assumptions believed to be reasonable. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Forecasted cash flows are mostly based on historical experience and information obtained from the management of the acquired companies and are deemed to be consistent with market participants highest and based use of the assets in the principal or most advantages market. Although Company's management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, these estimates and although they are inherently uncertain and actual results may differ from the forecasted amounts and the difference could be material.

2.	Consolidation:

On January 1, 2009, the Company adopted an amendment to ASC 810, "Consolidation" (originally issued as FAS 160), according to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall be continued to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the "minority interests" balance previously included in a mezzanine section of the consolidated balance sheet to be presented in a new caption in total shareholders' equity, "Non-controlling Interest". The adoption also impacted certain captions previously used on the consolidated statement of operations, largely identifying "Net income" including "Non-controlling interest" and "Net income attributable to pointer Telocation Ltd.'s shareholders".  This amendment required the Company to reclassify non-controlling interest as part of the consolidated net income ($ 2,248 and $ 1,366 for the year ended at December 31, 2008 and 2007 respectively) and to include the accumulated amount of non-controlling interest as part of shareholders' equity ($ 5,372 as of December 31, 2008).

The net income (loss) that the Company has previously reported is now presented as "net income (loss) attributable to Pointer Telocation Ltd. shareholders" and, as required, earnings per share continue to reflect amounts attributable only to Pointer Telocation Ltd.'s shareholders. Similarly, in the statements of changes in shareholders' equity, the Company distinguished between equity amounts attributable to Pointer Telocation Ltd. shareholders and amounts attributable to the non-controlling interest.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Fair Value Measurement of Non-Financial Assets and Liabilities:

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures" (formerly FAS 157, "Fair Value Measurements"), with respect to non-financial assets and liabilities effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

y.	Impact of recently issued Accounting Standards still not effective for the Company:

1.
In June 2009, the FASB issued an update to ASC 810, "Consolidation," which, among other things, (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity.

The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

2.
In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

(i).	Provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

(ii).
Requires an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

(iii).	Eliminates the use of the residual method and require an entity to allocate revenue using the relative selling price method.

(iv).	Requires expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is on January 1, 2011, however, the Company may elect to early adopt the provisions prospectively to new or materially modified arrangements at January 1, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

3.
In October 2009, the FASB issued an update to ASC 985-605, "Software Revenue Recognition". The update amends the scope of software revenue guidance in ASC 985-605, to exclude tangible products containing software and non-software components that function together to deliver the product's essential functionality.  Such components shall be accounted for under the multiple-element arrangements revenue recognition guidance discussed in (1) above. The mandatory adoption of the update is on January 1, 2011, however, the Company may elect to early adopt the provisions prospectively to new or materially modified arrangements. In such case the Company must also early adopt the amendment to ASC 605-25 with respect to multiple-elements arrangements. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2008

Government authorities	$718	$366
Employees	59	51
Prepaid expenses	1,397	782
Deferred income taxes	813	1,072
Loan to others (1)	-	357
Foreign currency derivatives	16	78
Others	30	68

	$3,033	$2,774

(1)
On January 8, 2008, the Company entered into a loan agreement with a Hungarian automotive service provider ("Hungarian entity"), pursuant to which the Company provided the Hungarian entity with a loan in the amount of 290,000 Euros (approximately $ 450) to be repaid within two years. In 2009, the remaining balance of the loan in the amount of $ 279 was not repaid and as a result the Company wrote-off the remaining unpaid balance due to lack of collectability.

NOTE 4:-	INVENTORIES

Raw materials	$985	$1,478
Work in process	106	120
Finished goods	1,128	2,401

	$2,219	$3,999

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2009	2008
Cost:
Installed products	$2,785	$2,542
Computers and electronic equipment	5,040	4,816
Office furniture and equipment	1,246	1,037
Motor vehicles	9,043	8,045
Network installation	1,636	1,510
Buildings	484	481
Leasehold improvements	1,142	877

	21,376	19,308
Accumulated depreciation:
Installed products	1,815	1,949
Computers and electronic equipment	4,296	4,013
Office furniture and equipment	699	575
Motor vehicles	3,546	3,380
Network installation	1,143	1,059
Buildings	41	32
Leasehold improvements	435	302

	11,975	11,310

Depreciated cost	$9,401	$7,998

b.	Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 were $2,377, $2,768 and $2,623, respectively.

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2009	2008
Cost:
Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	15,634	15,548
Brand name	4,489	4,473

	25,652	25,550
Accumulated amortization:
Patents	639	638
Developed technology	2,233	1,255
Customer related intangible (including impairment of $ 2,959 in 2009)	11,483	6,965
Brand name	2,275	1,798

	16,630	10,656

Amortized cost	$9,022	$14,894

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET(Cont.)

b.
Amortization expenses for the years ended December 31, 2009, 2008 and 2007 were $5,879, $3,344 and $2,118, respectively. In 2009 the company recorded an impairment loss in the amount $2,959 regarding customers related intangibles attributed to the Cellocator segment.

c.	Estimated amortization expenses for the years ending:

December 31,

2010	2,741
2011	2,722
2012	2,445
2013	482
2014	229
Thereafter	404

9,023

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008

Goodwill, beginning of the year	$50,416	$50,712
Additions in respect of acquisitions	456	-
Amortization of goodwill in respect of tax adjustments	-	(805)
Foreign currency translation adjustments	348	509

Goodwill, end of year	51,220	50,416

As of December 31, 2009, $8,750 and $42,470 is attributable to the Cellocator segment and to the Pointer segment, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2009	2008	2009	2008
	%
Short-term bank loans:
In NIS	3-4	4.5-5.8	$637	$1,644

			637	1,644

Current maturities of long-term loans from banks, shareholders and others:
In, or linked to, dollars	LIBOR +2	LIBOR +2	800	800
In dollars	LIBOR	LIBOR	2,096	-
In NIS linked to CPI	5.48	5.48	1,574	1,426
In NIS	6.681-7.39	6.681-7.39	3,221	2,980
In NIS	7.75	7.75	781	967
In EURO	8-16	8-16	37	32

			8,509	6,205

			$9,146	$7,849

Unutilized credit lines			$6,179	$5,771

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2009	2008

Employees and payroll accruals	$4,072	$3,583
Government authorities	543	356
Provision for warranty	334	460
Accrued expenses	1,203	1,200
Related party	52	52
Others	44	43

	$6,248	$5,694

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2009	2008	2009	2008
	%

In, or linked to, dollars (See c below )	LIBOR +2	LIBOR +2	$3,800	$4,600
In NIS linked to CPI	5.48	5.48	5,446	6,634
In NIS	6.68-7.39	6.68-7.39	10,933	13,836
In NIS	7.75	7.75	781	1,742

			20,960	26,812
Less - current maturities			6,376	6,173
Less - discount			91	119

			$14,493	$20,520

b.	As of December 31, 2009, the aggregate annual maturities of the long-term loans are as follows:

2010 (current maturities)	6,376
2011	5,919
2012	5,621
2013	2,443
2014	601

20,960

c.
In respect of the bank loans provided to the Company for the purpose of funding the 2007 Acquisition Transaction, pursuant to which the Company acquired Cellocator (see Note 1c), the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, starting December 31, 2007.

2.
The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 5 in 2008, 4.5 in 2009 and 4 in 2010 and thereafter.

3.
The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2008, 3.5 in 2009 and 2.5 in 2010 and thereafter.

 As of December 31, 2009 the Company did not meet one of its covenants and the banks waived compliance with this covenant for 2009. The Company expects to meet all covenants in 2010.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS (Cont.)

d.	Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants. The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.
Shagrir will not decide on any distribution of dividends in Shagrir without a prior written consent from the bank.  Shagrir received such consent from the bank prior to its dividend distribution in May and September 2009.

 As of December 31, 2009, Shagrir is in compliance with the financial covenants of its credit facility.

NOTE 11:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders and others - composition:

	Interest rate		December 31,
	2009	2008	2009	2008
	%

In NIS linked to CPI	4	-	$140	$-
In NIS linked to CPI (see c1 below)	-	6.5	-	394
In Euro (see c3 below)	8-16	8-16	86	115
In U.S. dollars (see d below)	LIBOR	LIBOR	2,096	2,056
Linked to Euro (see c4 below)	2	2	37	35
In U.S. dollars (see c5 below)	-	-	737	737

			3,096	3,337
Less - current maturities			2,133	32

			$963	$3,305

b.	As of December 31, 2009, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2010 (current maturities)	$2,133
2011	48
2012	-
2013	-
2014	37
Thereafter	878

$3,096

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

c.	1.	During 2009, the Company repaid in full an amount of $394 received from Shagrir's shareholders, bearing an annual interest rate of 6.5% and linked to the Israeli CPI.

2.
During 2008-2009 Shagrir's subsidiary received loans in an amount of $140 from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir

3.
During August and October 2008, Pointer Romania signed an agreement of vehicles capital lease. The liability bears an annual interest rate of 8-16%. The loan will be repaid in 36 equal monthly payments.

4.	In September 2008, Pointer Romania received a loan of EURO 25,000 from its Romanian shareholder. The loan bears an annual interest rate of 2%.

5.	Pointer Mexico received a loan of $737 from its Mexican local partner in 2005 and 2004. No maturity date was set for the loan and it is not expected to be repaid before January 1, 2011.

d.
As of December 31, 2009 the debenture balance was $2,096. The debenture bears an interest of the annual LIBOR rate to be accrued until the date of repayment. The debenture shall mature in September 2010.

NOTE 12:-	OTHER LONG TERM LIABILITIES

	December 31,
	2009	2008

Provision for warranty	$128	$98
Deferred revenues	493	257
	$621	$355

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.
Shagrir recorded a first priority charge on all of its assets in favor of banks. Following the acquisition by Shagrir of Shagrir Towing Services Ltd, a second priority charge on all of Shagrir's assets was registered in the name of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd .the sellers in this acquisition, This second prior charge was removed in September 2008. Following Shagrir's agreement with the Gandyr group dated November 15, 2004, a third priority charge was recorded on all of Shagrir's assets and a third priority fixed charge over the Company's rights to proceeds from several customers of Shagrir. The third priority charge was removed following the repayment of the loans to the Gandyr group in 2009.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Collateral:

1.
To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $1,152, in effect until January 2010- January 2014.

2.	The Company obtained bank guarantees in the amount of $92 in favor of its lessor and customs.

3.	As of December 31, 2009 the use of $30 has been restricted following B.C.R.A. (Central Bank of Argentina) regulations.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2009 is $2,293. No royalties were accrued or paid during 2009, 2008 and 2007.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2013. Minimum annual rental payments under non-cancelable operating leases are as follows:

2010	$1,106
2011	737
2012	391
2013	50

$2,284

Rent expenses for the years ended December 31, 2009, 2008 and 2007, were $1,899, $1,801 and $1,428, respectively.

e.	Litigation:

As of December 31, 2009, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $292. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

f.	Commitments:

1.
The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 17), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on April 6, 2003.

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

2.
During 1998, the Company entered into an agreement with Shagrir, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013.

3.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to the Shagrir, in consideration of NIS 1,000 per year. This amount is split between the Company (NIS 120) and the other shareholders of Shagrir.

4.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 10c and 10d).

NOTE 14:-	SHAREHOLDERS' EQUITY

a.
Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital:

1.
In January 2007, the Company completed a round of financing for the aggregate amount of  $4,675, out of which, an amount of $2,586 was received as of December 31, 2006, in consideration for 425,000 of the Company's Ordinary shares at a price per share of $ 11.0. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 212,500 ordinary shares of the Company, with an exercise price of $ 13.0 per share. The warrants may be exercised at any time until December 31, 2010.

2.
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

3.	On July 18, 2008, The Company consummated a private placement of 140,056 of its ordinary shares to DBSI Investments Ltd., our principal shareholder, for an aggregate price of $1,000.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Options:

1.
The Company grants, under the 2003 Employee share option plan options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to four years.

The Company granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

As of December 31, 2009, 120,734 Options are available for future grant under the Plan

2.	A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2009 and changes during the year ended December 31, 2009 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	218,245	$8.99
Granted	15,000	3.14
Exercised	-
Forfeited	(44,120)	7.58

Outstanding at December 31, 2009	189,125	$3.45	2.31	$549

Exercisable at December 31, 2009	112,063	$3.48	1.77	$326

Vested and expected to vest at December 31, 2009	187,563	$3.46	2.31	$531

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $1.63, $3.81 and $4.36, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2009, there was approximately $109 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.65 years. Total grant-date fair value of options that vested during the year ended December 31, 2009 was approximately $236.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

3.	A summary of the status of the Company's employee stock options as of December 31, 2009, 2008 and 2007, and changes during the years then ended, are as follows:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Amount	exercise	Amount	exercise	Amount	exercise
	of options	price	of options	price	of options	price

Options outstanding at beginning of year	218,245	$8.99	256,145	$9.98	165,842	$14.6
Granted	15,000	$3.14	12,000	$6.00	155,000	$8.7
Exercised	-	$	-	$	-	$-
Forfeited	(44,120)	$7.58	(49,900)	$13.35	(64,697)	$18.91

Options outstanding at end of year	189,125	$3.45	218,245	$8.99	256,145	$9.98

Options exercisable at end of year	112,063	$3.48	94,183	$9.8	70,895	$13.1

The following table summarizes information relating to employees' stock options outstanding as of December 31, 2009, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2009	Weighted average exercise price
		Years

3.14	171,125	2.25	$3.14	101,563	$3.14
5.71-6.91	12,000	3.3	$6.01	6,000	$6.31
7.01-7.6	6,000	2.02	$7.31	4,500	$7.4

	189,125	2.31	$3.45	112,063	$3.48

4.
On March 5, 2007, the Board of Directors resolved to modify the terms of the options granted to its former CFO on November 23, 2005, by accelerating the vesting of the options and extending the exercise period after his resignation until June 30, 2008. As a result, the company recorded an additional amortization of stock compensation in the amount of $100.

5.
On February 25, 2009 the board of directors resolved to issue to the Company's employees options convertible to 15,000 of the Company's ordinary shares, pursuant to the 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $3.14 per share.

6.
On February 25, 2009 the board of directors resolved to modify the price of 166,750 options granted to the Company's employees with the exercise price of 7.01-11.24 between the period of May 2005 and December 2007, convertible to 166,750 of the Company's ordinary shares, pursuant to the 2003 Employee Share Option Plan, to an exercise price of $ 3.14 per share

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The expected incremental cost that the Company has to recognize in its financial statements, as a result of the repricing of the options as described above, is estimated at approximately $83. The incremental cost will be recorded in the financial statements untill 2011 according to the remaining period of vesting.

7.	On March 24, 2010, the Board of Directors resolved to extend the exercise period of 40,000 options granted to the Chief Executive Officer of the Company, by eighteen months until November 23, 2011. The exercise price of the options is $ 3.14 per share.

d.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company's policy is not to declare dividends out of tax exempt earnings.

NOTE 15:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2009	2008	2007
Numerator:

Numerator for basic net earnings per share - Net income (loss)	$(2,107)	$2,373	$(338)
Effect of diluting securities	(106)	(47)	5

Numerator for diluted net earnings per share - Net income (loss)	$(2,213)	$2,326	$(333)

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	4,753	4,679	4,271
Effect of diluting securities (in thousands)	-	-	39

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	4,753	4,679	4,310

Basic net earnings (loss) per share	$(0.44)	$0.51	$(0.08)

Diluted net earnings (loss) per share	$(0.47)	$0.50	$(0.08)

NOTE 16:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Law"):

Under the Law, through 2007, the Company's and Shagrir's results for tax purposes were measured in terms of earnings in NIS after certain adjustments for changes in the Israeli CPI. As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes reflected in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, as primarily codified in ASC 740, the Company has not provided deferred income taxes on the above difference resulting from changes in exchange rates and indexing for tax purposes.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Income Tax Law (Inflationary Adjustments), 1985, the right to claim public issuance expenses in three annual installments and an annual deduction of 12.5% of patents and other intangible property rights as deductions for tax purposes.

c.	The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

According to the Law, the companies are entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The Tax benefits and reduced tax rates under the Alternative track is: the Company is tax exempt in the first two years and subject to tax at the reduced rate of 25% for a period of five years for the remaining benefit period.

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The Company's expansion program of its plant was granted the status of an "approved program", in accordance with the Law, under the alternative track. According to this track, income derived from the approved enterprise is subject to the benefits and related conditions, as above.

The benefit period starts with the first year the approved enterprise/beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The Company's benefit period regarding to the approved enterprise status will end in 2010.

If dividends are distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the alternative track (tax at the rate of 0%). The Company's policy is not to distribute dividends as above.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

d.	Amendment to the Israeli Income Tax Ordinance:

The rate of the Israeli corporate tax is as follows: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate.

In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

e.	Income before taxes on income:

	Year ended December 31,
	2009	2008	2007

Domestic	$3,989	$6,953	$2,412
Foreign	(1,900)	(1,692)	(1,031)

	$2,089	$5,261	$1,381

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2009	2008

Reserves and accruals	$414	$560
Carryforward tax losses	20,368	26,574
Other temporary differences, net	1,590	553
Goodwill	(3,560)	(3,491)

Net deferred tax assets before valuation allowance	18,812	24,196
Valuation allowance (3)	(17,492)	(22,087)

Net deferred tax assets	$1,320	$2,109

Domestic	$1,320	$2,109
Foreign	-	-

	$1,320	$2,109

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2009	2008

Current assets	$813	$1,072
Long-term assets	507	1,037

	$1,320	$2,109

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

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2009	2008	2007
Income before taxes, as reported in the consolidated statements of operations	$2,089	$5,261	$1,381

Statutory tax rate	26%	27%	29%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$543	$1,420	$400
Tax adjustment in respect of different tax rates	4,805	-	-
Non-controlling interest in earnings of subsidiary	-	(591)	-

Operating carryforward losses for which a valuation allowance was provided	1,159	-	-
Realization of carryforward tax losses for which a valuation allowance was provided and change in valuation allowance in respect of deferred taxes	(6,189)	(292)	(352)
Nondeductible expenses and other permanent differences	569	103	305

	$887	$640	$353

g.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $80,557 (including a capital loss in the amount of approximately $32,121) as of December 31, 2009. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $519 as of December 31, 2009. The carryforward tax losses will expire from 2010 to 2014.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

Carryforward tax losses of Shagrir totaled approximately $17,828 as of December 31, 2009. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $4,418 as of December 31, 2009. The carryforward tax losses will expire from 2014 to 2019.

h.	Final tax assessments:

Tax assessments for the Company, Shagrir and Pointer Argentina are considered final as of the 2003 tax year.

i.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2009	2008	2007

Current	$107	$12	$-
Deferred	780	628	353

	$887	$640	$353

Domestic	$780	$628	$353
Foreign	107	12	-

	$887	$640	$353

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2009	2008
Other accounts payable and accrued expenses:
DBSI (see Note 13f(1))	$52	$52

b.	Transactions with related parties:

	Year ended December 31,
	2009	2008	2007

Management fees to DBSI (see Note 13f(1))	$180	$180	$180

Interest on long-term loans from Egged *)	$-	$-	$94

*)	During 2007, Egged Holdings Ltd. ceased to be a shareholder of the Company.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

Commencing January 2008, the Company has two reportable segments that are related to continuing operations: the Cellocator segment and the Pointer segment.

The Cellocator segment designs, develops and produces leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services.

The Pointer segment acts as an operator by bundling the products of the Cellocator segment together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provides road-side assistance services for sale to insurance companies, fleets and individual customers.

During 2008, as a result of the 2007 Acquisition Transaction in which the Company acquired Cellocator and following a determination by the CODM's (chief operating decision maker), which is the Chief Executive Officer to control and manage the results of the Company’s business by means of two segments, the Company began to produce discrete operating results of two business units, the Cellocator segment and the Pointer segment.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The Company applies ASC 280, Segment Reporting (formerly FAS 131, "Disclosures about Segments of an Enterprise and Related Information").

b.	The following presents segment results of operations for the year ended December 31, 2009

	Cellocator segment	Pointer segment	Total

Segments Revenues	$15,380	$54,187	$69,567
Intersegments revenues	(4,242)	-	(4,242)

Revenues from external customers	$11,138	$54,187	$65,325

Segments Operating profit (loss)	$(3,144)	$7,043	$3,899

Segments Assets	$24,799	$73,922	$98,721

Depreciation and amortization expenses	$4,503	$3,751	$8,254

Expenditures for assets	$117	$3,325	$3,442

The Pointer segment revenues include revenue from services in the amount of $45,118.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$3,899
Intercompany income on intersegment sales	276

Operating income	$4,175

Segments assets	$98,721
Intercompany elimination	(1,748)

Total assets	$96,973

The following presents segment results of operations for the year ended December 31, 2008

	Cellocator segment	Pointer segment	Total

Segments Revenues	$24,964	$57,553	$82,517
Intersegments revenues	(5,862)	-	(5,862)

Revenues from external customers	$19,102	$57,553	$76,655

Segments Operating profit	$3,777	$6,394	$10,171

Segments Assets	$24,020	$81,471	$105,491

Depreciation and amortization expenses	$1,720	$4,394	$6,114

Expenditures for assets	$282	$3,194	$3,476

The Pointer segment revenues include revenue from services in the amount of $ 46,010.

The following reconciles segment Operating profit and Segments assets to net Operating profit and assets as reported in the consolidated statements of income:

Segments Operating profit	$10,171
Intercompany loss on intersegment sales	(878)

Operating income	$9,293

Segments assets	$105,491
Intercompany elimination	(2,892)

Total assets	$102,599

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2009	2008	2007
1.	Revenues *):

	Israel	$50,604	$54,322	$42,859
	Latin America	6,325	7,923	4,647
	Europe	7,376	12,826	3,836
	Other	1,020	1,584	285

		$65,325	$76,655	$51,627

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2009	2008	2007
2.	Long-lived assets:

	Israel	$68,129	$72,189	$74,991
	Argentina	1,371	977	1,162
	Mexico	143	142	325

		$69,643	$73,308	$76,478

d.	In 2009 and 2008, none of our customer accounted above 10% of the Company's revenues and in 2007, one customer accounted for 10.5% of the Company's revenues.

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2009	2008	2007
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$7	$21	$336
	Other	27	-	-

		34	21	336
	Expenses:
	Bank charges and interest expenses	1,709	1,948	1,619
	Foreign currency transaction adjustments	(78)	1,283	529
	Interest on long-term loans to others	414	(3)	515
	Amortization of discount on long-term loans	-	704	-
	Interest on debenture	39	77	28
	Change in fair value of foreign currency forward contracts	20	-	111
	Other		66	348

		2,104	4,075	3,150

		$2,070	$4,054	$2,814

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

		Year ended December 31,
		2009	2008	2007
b.	Other expenses (income), net:

	Capital loss (gain)	$16	$(36)	$12
	Other	-	14	-

		$16	$(22)	$12