Form 20-F
period 2010-12-31
Pointer Telocation Ltd
filed 2011-03-30
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from  ________ to ________

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

4,771,181  Ordinary Shares, NIS 3.00 nominal value per share

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

  Yes  ☐    No  ☒

Table of Contents

PART I.		8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		8
ITEM 3. KEY INFORMATION		8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	11
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
D.	RISK FACTORS	11
ITEM 4. INFORMATION ON THE COMPANY		29
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	29
B.	BUSINESS OVERVIEW	33
C.	ORGANIZATIONAL STRUCTURE	41
D.	PROPERTY, PLANTS AND EQUIPMENT	42
ITEM 4A. UNRESOLVED STAFF COMMENTS		42
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		43
A.	OPERATING RESULTS	43
B.	LIQUIDITY AND CAPITAL RESOURCES	63
C.	RESEARCH AND DEVELOPMENT	65
D.	TREND INFORMATION	67
E.	OFF-BALANCE SHEET ARRANGEMENTS	68
F.	CONTRACTUAL OBLIGATIONS	69
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		70
A.	DIRECTORS AND SENIOR MANAGEMENT	70
B.	COMPENSATION	72
C.	BOARD PRACTICES	72
D.	EMPLOYEES	77
E.	SHARE OWNERSHIP	78
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		79
A.	MAJOR SHAREHOLDERS	79
B.	RELATED PARTY TRANSACTIONS	80
C.	INTERESTS OF EXPERTS AND COUNSEL	81

ITEM 8. FINANCIAL INFORMATION		81
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	81
B.	SIGNIFICANT CHANGES	82
ITEM 9. THE OFFER AND LISTING		82
A.	OFFER AND LISTING DETAILS	82
B.	PLAN OF DISTRIBUTION	84
C.	MARKETS	84
D.	SELLING SHAREHOLDERS	84
E.	DILUTION	84
F.	EXPENSES OF THE ISSUE	84
ITEM 10. ADDITIONAL INFORMATION		84
A.	SHARE CAPITAL	84
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	84
C.	MATERIAL CONTRACTS	93
D.	EXCHANGE CONTROLS	95
E.	TAXATION AND GOVERNMENT PROGRAMS	95
F.	DIVIDENDS AND PAYING AGENTS	99
G.	STATEMENT BY EXPERTS	99
H.	DOCUMENTS ON DISPLAY	99
I.	SUBSIDIARY INFORMATION	99
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		100
ITEM 12. DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES		103
PART II		103
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		103
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		103
ITEM 15T. CONTROLS AND PROCEDURES		103
ITEM 16. [RESERVED]		104
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		104
ITEM 16B. CODE OF ETHICS		104
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		105

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms "we," "us," "our" and the "Company" mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term "Pointer" means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our Pointer segment. Through our Pointer segment, we act as an operator by bundling our products together with a range of services, including stolen vehicle tracking services, fleet management services, road-side assistance services and car sharing services for sale to insurance companies, fleets, and individual customers For further information, please see "Item 4 —Information on the Company".

This Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3D—Risk Factors.”  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revised any forward-looking statements, whether as a result of new information, future events or otherwise.

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

The selected financial data is incorporated by reference to Item 5A – Operating Results – Selected Financial Data of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – Financial Statements and are incorporated by reference, and the other financial information appearing in Item 5 of this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

We derived the following selected consolidated financial data for each of the years ended December 31, 2010, 2009 and 2008 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2007 and 2006 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2010	2009	2008	2007	2006
Statement of Income Data:
Revenues:
Products	25,415	20,038	30,645	15,821	9,701
Services	48,448	45,287	46,010	35,806	32,211
Total Revenues	73,863	65,325	76,655	51,627	41,912
Cost of revenues:
Products	14,175	10,774	16,392	9,414	5,602
Services	31,264	26,645	29,869	23,034	20,786
Amortization of intangible assets	978	976	980	277	-
Total Cost of Revenues	46,417	38,395	47,241	32,725	26,388
Gross profit	27,446	26,930	29,414	18,902	15,524
Operating Expenses:
Research and development, net	2,532	2,817	2,511	1,675	1,170
Selling, general and administrative expenses	16,503	15,037	15,245	11,143	8,676
Amortization of stock based compensation	-	-	-	-	-
Amortization of intangible assets	1,774	1,942	2,365	1,841	2,112
Impairment of intangible asset	-	2,959	-	36	-
Other income, net	-	-	-	-	(1,292)
Total operating income	6,637	4,175	9,293	4,207	4,858
Financial expenses, net	1,976	2,070	4,054	2,814	2,577
Other income (expenses)	21	(16)	22	(12)	14
Income (loss) before tax on income	4,640	2,089	5,261	1,381	2,295
Taxes on income	1,524	887	640	353	82
Income (loss) after taxes on income	3,116	1,202	4,621	1,028	2,213
Equity in losses of affiliate	1,158	677	-	-	-
Net income	1,958	525	4,621	1,028	2,213
Net income attributable to non-controlling interest	828	2,632	2,248	1,366	1,044
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	1,130	(2,107)	2,373	(338)	1,169
Basic net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	0.24	(0.44)	0.51	(0.08)	0.39
Diluted net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	0.22	(0.47)	0.50	(0.08)	0.31
Basic weighted average number of shares outstanding (in thousands)	4,768	4,753	4,679	4,271	2,983
Diluted weighted average number of shares outstanding (in thousands)	4,834	4,753	4,679	4,310	3,003
Balance Sheet Data:
Total assets	103,430	96,973	102,599	100,236	76,399
Net assets (liabilities) of continuing operations	36,868	33,809	35,815	32,203	19,430
Working capital (deficit)	(15,093)	(12,206)	(7,867)	(15,327)	(10,874)
Shareholders’ equity	43,646	41,479	41,187	35,270	20,752
Pointer Telocation Ltd. shareholders	36,868	33,809	35,815	32,203	19,430
Non controlling interest	6,778	7,670	5,372	3,067	1,142
Share capital	3,280	3,266	3,266	3,139	2,140
Additional paid-in capital	118,512	118,348	118,015	116,910	103,880

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31,

	2010	2009	2008
Revenues
Products	34	31	40
Services	66	69	60
Total Revenues	100	100	100
Cost of Revenues:
Products	19	16	21
Services	43	41	39
Amortization of intangible	1	1	1
Total Cost of Revenues	63	58	62
Gross profit	37	42	38
Operating Expenses:
Research and development costs, net	3	4	3
Selling, general and administrative expenses	22	23	20
Total operating Expenses	25	27	23

Amortization of intangible assets and Impairment of long lived assets	2	8	3
Other income, net		-	-
Operating income (loss)	9	7	12
Financial expenses	3	3	5
Other income (expenses)	-	-	-
Income (loss) before tax on income	6	3	7
Taxes on income	2	1	1
Income (loss) after tax	4	2	6
Equity in losses of affiliate	1	1	-
Net income attributable to non-controlling interest	1	4	3
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders)	2	(3)	3

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset tracking,  fleet management and security products for sale to third party operators providing mobile resource management  services world-wide, and to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Argentina, Mexico and Brazil by bundling our products together with a range of services, including stolen vehicle retrieval services and fleet management services, provide road-side assistance services and car sharing services in Israel, and road-side assistance services in Romania for sale to insurance companies, car fleets, and individual customers.

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

The products that we market, distribute and sell through our Cellocator segment are either manufactured or assembled at our own facility in Israel or, in certain cases, manufactured through supply agreements with third party subcontractors in Israel and abroad. During 2010, we commenced a transitioning of elements of the manufacturing and assembling process to third party sub-contractors abroad. As a result, control over the manufacturing process has been reduced to some degree and our dependence on third party manufacturers and producers has increased. Consequently, should this transitioning continue, the number of factors over which we have only limited control will increase, which may have an adverse affect our future production and supply capabilities. Additionally, many of our products are the result of complex manufacturing processes, and are sometimes dependent on components with a limited source of supply.  As a result, we can provide no assurances that supply sources will not be interrupted from time to time.  In addition, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products.  As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

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

While we have commenced diversifying our product base, offering some customers radio frequency devices and others cellular units together with GPS devices, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our components for the devices in our Cellocator products are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is performed by two sub-contractors. Assembly is performed by us and by a subcontractor located in Israel. During 2010 we commenced manufacturing by a sub-contractor located in Taiwan. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

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

Our agreements and understandings with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period. In addition, relying on third-party suppliers requires us to maintain solid relationships to ensure that they continue to work with us. Since we do not own these third party suppliers, we have little or no control over their methods of operation. Should we fail to maintain relationships with these third party suppliers, our business would be adversely affected.

We are subject to several risks as a result of obsolescence of product components.

Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, a number of the components are, or are likely to become in the near term, obsolete. We cannot ensure the accessibility of substitute parts for such components. Consequently, where components become obsolete we will need to choose between entirely replacing products which contain obsolete parts or modifying existing products in a manner which will facilitate the incorporation of non-obsolete components. Both alternatives will require additional expenditure and reliance on third party manufacturers, and a failure to properly manage these additional costs and requirements could adversely affect our business.

We are subject to several risks as a result of the international sales of our Cellocator segment.

Systems based on our products are currently installed worldwide, with the majority of our products sold outside of Israel.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we experienced the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic market;
•	foreign exchange controls and licenses;
•	trade restrictions;
•	changes in tariffs;
•	currency fluctuations;
•	economic or political instability;
•	international tax aspects;
•	regulation requirements;
•	greater difficulty in safeguarding intellectual property; and

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

We face intense competition in the all the markets in which we offer our services.

Should any of our competitors successfully provide a broader, more efficient or attractive combination of services to insurance companies, automobile owners and fleets, our business results could be materially adversely affected. For more information on our competitors, see Item 4B  - Competition.

Our prospects for growth in the mobile resource management services market in Israel, Argentina, Brazil, and Mexico may be limited.

Due to the significant penetration of mobile resource management services, or MRM, such as stolen vehicle retrieval services, asset-tracking services and fleet management services, as well as the moderate overall growth of these markets in Israel, Romania, Argentina, Brazil and Mexico, we anticipate that revenues from sales of our stolen vehicle retrieval services and mobile resource management services will not increase significantly in Israel, Romania, Argentina, Brazil and Mexico, which could adversely affect our prospects for growth in such markets.

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

Our road-side services in Israel are offered at annually or monthly fixed price contracts, according to which we are generally paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in labor costs or other variable costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which subscribers may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or increased theft ratio may increase customer usage of our services in any given year, thus reducing profit margins.

Most of the stolen vehicle retrieval services and fleet management services provided by our Pointer segment are offered at monthly fixed price contracts, according to which we are paid a fixed price by our customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of components or labor costs, our fixed price contracts may not adequately cover our future outlays.

General Risk Factors Relating to Our Company

Pointer Telocation Ltd. shareholders have a history of losses.

With the exception of the years 2010, 2008, 2006 and 2003, Pointer Telocation Ltd. shareholders incurred a loss in each year of the Company's existence. Net income attributable to Pointer Telocation Ltd. shareholders was $1.1 million in 2010, resulting from activities in the ordinary course of business. While we were profitable in 2010, we cannot guarantee that we will continue to be profitable in the foreseeable future, given the markets in which we operate. As a part of our strategy, we are focusing on the development of new businesses, products, technology and services, in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If Pointer Telocation Ltd. shareholders may continue to sustain prolonged losses or losses from continuing operations, we may have to cease our operations.

Conditions and changes in the global economic environment may adversely affect our business and financial results.

          The worldwide economy in 2010 was adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and business insolvencies. These events and related uncertainty about future economic conditions could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our stock price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. . These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

        If the current uncertainty in the general economy and the automotive industries sector does not change improve, our business, financial condition and results of operations could be harmed.

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

The wireless communications industry as a whole and specifically GPRS is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including HSPA, LTE, WiMax, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

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

Following our acquisition of the activities of Shagrir Towing Services, the customers which account for a significant part of the revenues of Shagrir Systems Ltd., or Shagrir, are Israeli insurance companies which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers, as well as Argentine insurance companies which require their customers to obtain stolen vehicle retrieval services as part of their vehicle insurance policy packages. Although in 2010 none of our customers comprised over 10% of our total revenues, the loss of even a small number of customers could materially affect our financial condition.

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

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects, loans and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $42 million from investors. We have registered for resale securities issued and issuable in connection with such investments in our securities (for further information regarding the private placement transactions see Item 10 – Material Contracts). In May 2007 our registration statement on Form F-3 was declared effective, pursuant to an investment with a group of U.S. institutional investors consummated in April 2007, covering 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). Additionally, on June 7, 2010 our registration statement on Form F-3 was declared effective pursuant to which, we may sell from time to time, any combination of securities, as described in the prospectus, in one or more offerings up to a total of $25,000,000 or the equivalent denominated in foreign currencies or foreign currency units.

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

Pointer, Shagrir and Pointer do Brazil Commercial S.A have significant loans from Banks and others which they are required to repay in accordance with strict schedules that they may not be able to meet or that limit our operating and financial flexibility.

During 2009 and 2010 Pointer do Brazil Commercial S.A, entered into a loan agreements for the aggregate amount of $ 280,000 with Bank Bradesco S.A. and HSBC Bank, or the Banks in order to finance its operations. Should Pointer do Brazil Commercial S.A fail to repay the loans in accordance with the repayment schedule pertaining to the loan or if the Banks refuse to amend the relevant repayment schedule, the Banks may realize certain liens that were created in their favor, which in turn may have a material adverse affect on Pointer do Brazil S.A's financial condition. As of December 31, 2010 the amount outstanding under the loans is approximately $214,000.

As of December 31, 2010, Shagrir has in the aggregate approximately $20.6 million in outstanding loans to Bank Hapoalim. Despite the fact that Shagrir is cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should Bank Hapoalim refuse to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations.

As of December 31, 2010, Pointer has in the aggregate approximately $3 million in outstanding loans to Bank Hapoalim, unutilized credit facilities of $2.1 million. While Pointer is expected to remain cash-positive, should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim refuses to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor, which in turn may have a material adverse affect on Pointer's financial condition.

In January 2008 Pointer entered into credit facilities for the aggregate amount of $1.1 million with Israel Discount Bank B.M., in order to finance its working capital. As of December 31, 2010, none of these credit facilities were utilized.

As part of Cellocator acquisition Pointer issued a non-tradable debenture with a fair value of $ 1,951,000 convertible into 160,000 of the company ordinary shares. The debenture bears interest of annual LIBOR rate to be accrued until the date of repayment.  On September 18, 2010 we paid $951,000 out of the principal of the non-tradable debenture plus accrued interest. A new debenture was entered into with MSY Assets Ltd., a company affiliated with the seller, for the remaining $1 million, plus interest at a rate of 4.4% per annum, to be paid in September 18, 2011. As of December 31, 2010 the debenture balance was $ 1,013,000.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. Please see Notes 10c and 10d to our consolidated financial statements for further information.  The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans, permitting the applicable lender to accelerate all borrowings. As of December 31, 2010, Pointer and Shagrir were in compliance with the restrictive financial covenants.

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

For further information on the loans described above, please see Item 5 – Liquidity and Capital Resources and Item 10 – Material Contracts.

We may be required to record a significant charge to earnings if our goodwill or amortizable assets become impaired.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $60.4 million at December 31, 2010.

While no impairment losses were identified in 2010, in 2009 we amortized $3 million of customer related intangible assets attributable to our acquisition of Cellocator due to the decrease in activity of former customers of Cellocator as a result of the worldwide economic downturn. We test goodwill for impairment at least annually and potentially more frequently in the event that indicators for potential impairment exist. We review our finite-lived intangible assets for impairment when events or changes in circumstances indicate their carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a sustained decline in our stock price, market capitalization or future cash flows, slower growth rates in our industry, termination of contracts assumed in connection with a merger or acquisition and obsolescence of acquired technology. In particular, the nature of the current worldwide economic instability and the potential impact of this on our business and our stock price could require us to record a significant charge to earnings in our financial statements due to impairment of our goodwill or amortizable intangible assets.  If that happens, then our results of operations will be negatively impacted for the period in which such determination was made.

The Argentine government may enact or enforce measures to preempt or respond to social unrest or economic turmoil which may adversely affect our business in Argentina.

Our subsidiary, Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, operates in Argentina, where government has historically exercised significant influence over the country’s economy. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.  Additionally, due to agreements with the General Workers' Union in Argentina and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission, or the SEC. The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the Company’s effectiveness of internal control over financial reporting in its annual report on Form 20−F. Our management may conclude that our internal controls over financial reporting are not effective. Such a conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

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

Pursuant to a series of investments in the Company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 37% of our issued and outstanding shares, or 32.1% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

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

Our ordinary shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. Our ordinary shares are traded on these markets in different currencies (U.S. Dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2011 to February 28, 2011 was 1,038 shares on the NASDAQ Capital Market and 1,304 shares on the TASE. The high and low bid price of our ordinary shares from January 1, 2011 to February 28, 2011 has been 6.25  and  5.65 respectively on the NASDAQ Capital Market and between NIS 23.23 (approximately $6.42) and NIS 20.42 (approximately $ 5.64) during the same period  on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. The trading prices of our ordinary shares on these two markets are expected to often differ, as a result of the factors described above and differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. From December 2008 through January 2009, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. As of February 2011, Egypt is going through a political turbulence, following the resignation of Hosni Mubarak as president, due to ongoing protests throughout Egypt, and the appointment of a military regime in his stead may damage the current peaceful and diplomatic relations between Israel and Egypt, which would affect the region as a whole.  The continued political instability in Egypt and the Middle-East as a whole, and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Additionally, the political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2002 and 2005 the rate of devaluation of the NIS against the Dollar was 7.3% and 6.8% respectively, while in 2003, 2004, 2006, 2007, 2008 and 2009 the NIS appreciated in value in relation to the Dollar by 7.6% 1.6%, 8.2%, 9%, 1.1% and 0.7%, respectively. In 2010 the rate of the revaluation of the NIS against the Dollar was 6% while the fluctuation during 2010 was between 6% revaluation and 3.2% devaluation. As of December 31, 2010, our revenues in NIS accounted for approximately 71% of our total revenues in 2010. Loans and utilized credit facilities in the amount of approximately $20.8 million, constituting approximately 81% out of our total loans and credit facilities, are also denominated in NIS.  Approximately 77% of our expenses (primarily labor expenses of the operations of our Cellocator segment and Shagrir in Israel) are incurred in NIS.  Additionally, certain assets, as well as a portion of our liabilities are denominated in NIS.  On the other hand, as of December 31, 2010, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos and Mexican Pesos. Loans and credit facilities in the amount of approximately $4.7 million, constituting approximately 18% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis), if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2010 we entered into a foreign currency hedging transaction to partially manage the risk related to salary expenses in 2010 and 2011. Therefore, to the extent our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

There can be no assurance that we will not incur losses from such fluctuations in the future.

For further discussion of the fluctuation of the U.S. Dollar to the NIS, please see Item 5 - Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, and Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

We may be adversely affected by a change of the Israeli and Argentine Consumer Price Index.

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders.  As of December 31, 2010, we had outstanding loans in the amount of $5.5 million linked to Israeli CPI. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2010, we did not increase the salaries of our employees in Israel due to an increase in inflation. In Argentina, we are facing a similar situation, and accordingly, in 2010, due to an increase in inflation, we increased the salaries of some of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

In addition to our company's principal place of business as described above, the headquarters of our subsidiary Shagrir are located in Holon, Israel; the headquarters of our subsidiary Pointer Localization Y Asistencia, or Pointer Argentina are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico are located in Mexico City, Mexico; the headquarters of our subsidiary Pointer do Brazil Commercial S.A or Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary S.C. Pointer S.R.L., or Pointer Romania, are located in Bucharest, Romania and the headquarters of our subsidiaries Car2Go and Rider, are located in Tel Aviv, Israel.

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

In June 2004, we incorporated a Mexican company, Pointer Mexico, to serve as our local Mexican operator and service provider, and, as part of our Pointer segment, to provide stolen vehicle retrieval and fleet management services for vehicle owners using a communication network based on our technology. We currently hold 74% of the issued share capital of Pointer Mexico. In July 2009, Pointer Mexico commenced to sell the products of our Cellocator segment in Mexico as a local distributor, which became a substantial part of Pointer Mexico's revenues.

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

In 2001, the Company purchased shares in Pointer Argentina (previously known as Tracsat S.A.), a corporation incorporated in Argentina. The Company currently holds 88% of the shares in Pointer Argentina.

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.  The consideration for the acquisition consisted of (i) $16.7 million in cash, (ii) 160,000 ordinary shares of the Company, and (iii) a non-tradable debenture from the seller with a fair value of $ 1,951,000, which was convertible into 160,000 ordinary shares of the Company. In January 2008, the seller decided not to convert the debenture, and as a result Cellocator and/or its shareholders hold, in the aggregate, approximately 3.4% of our issued and outstanding share capital. On September 18, 2010 we paid $951,000 out of the principal amount of the non-tradable debenture plus accrued interest. A new debenture was entered into with MSY Assets Ltd., a company affiliated with the seller, for the remaining $1 million, plus interest at a rate of 4.4% per annum, to be paid on September 18, 2011. As of December 31, 2010, the debenture balance was $ 1,013,000. As part of the acquisition, we agreed to continue to fulfill specified conditions allowing Cellocator to meet particular existing tax benefit qualifications under Israeli law.

In July 2008, Shagrir, together with a Romanian third party, incorporated a Romanian company, Pointer Romania, to provide road-side assistance and towing services in Romania. As of December 31, 2010, Shagrir holds 50% of the issued share capital of Pointer Romania, and rest is held by third party Romanian shareholders. Shagrir has a right to acquire an additional 1% of the share capital of Pointer Romania from the Romanian shareholders.  In addition, on July 11, 2008 Pointer Romania signed an agreement to provide roadside assistance services in Romania to a large Romanian-based petrol company, which in turn will offer the services to its customers, starting October 1, 2008 for over a period of two years. Currently, the Romanian-based petrol company fails to comply with the agreement, and in November 2009 Pointer Romania commenced legal proceedings against the Romanian-based petrol company in the court of Romania to enforce the agreement. The proceedings are currently on-going.

In August 2008 we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brazil Commercial S.A. As of December 31, 2010, we hold 48% of the share capital of Pointer Brazil with an option to acquire additional 4%.

In October 2008 we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

On May 17, 2009 Shagrir purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. As part of the terms of the acquisition, Shagrir provided Car2go with a loan in the amount of up to $1.5 million (consisting of $241,000 in cash and $1.2 million in services). The loan was provided during 2010. The loan is linked to the Israeli CPI and bears an interest of 4%. Car2go will repay the loan in quarterly installments commencing on May 15, 2013. Please see Item 4- Business Overview for further information on the activities of Car2go.

As a result of the Company's acquisition of Cellocator and following a determination by the Company's management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. Our Cellocator segment designs, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 30 countries, as well as to our Pointer segment. Our Pointer segment acts as an operator primarily in Israel, Argentina, Mexico, and Brazil by bundling our products together with a range of services, including stolen vehicle retrieval services fleet management and asset tracking services, and also provide road-side assistance services in Israel and Romania for sale primarily to automotive and insurance companies. See Item 4.B – Business Overview for a further description of our business segments.

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

Recent Developments.

Since January 1, 2010, the following material events have occurred:

Partial Purchase of Rider

Pursuant to an agreement dated June 28, 2010, Shagrir together with Nativ Nehorai Ltd. and Tishim veTeisha (99) Yizum veNihul Ltd., incorporated a joint venture, Rider Mekvuzat Shagrir Ltd or Rider, which is intended to provide Israeli insurance companies with various products and services which can be offered to their policy holders. Pursuant to the terms of the transaction Shagrir holds 67% of the issued share capital of Rider.  Additionally, under the agreement Shagrir agreed to provide a loan facility to Rider of up to approximately $4.15 million which will be drawn upon from time to time upon a decision of Rider's board of directors. As of March 30, 2011, Rider has drawn down approximately $690,000 under the facility.

Following the approval of Rider’s quarterly financials for the period ending June 30 2012, Shagrir will be entitled to make an offer to Nativ to purchase all of its shares in Rider, and should Nativ reject the offer it will be required to purchase all of Shagrir's shares in Rider upon the same terms.

Termination of Amnon Duchovne

On September 17, 2010, Mr. Amnon Duchovne terminated his service with our company. Mr. Duchovne had served as our Chief Technology Officer since 2008.

Completion of Term of Director

On October 13, 2010, the one-year term of Ms. Noga Knaz as a member of our board of directors was completed. Ms. Noga Knaz' appointment was not renewed.

Appointment of Director

On October 13, 2010 our shareholders elected Ms. Alicia Rotbard was appointed as a member of our board of directors.

Appointment of the Chief Executive Officer

In January 2011, we announced the appointment of Mr. David Mahlab, as our Chief Executive Officer effective as of February 1, 2011. Under the terms of his employment, Mr. Mahlab was granted 246,984 options at an exercise price of $7.00, in accordance with our 2003 option plan, which will vest (subject to his continued employment) over a three year period commencing upon the effective date of his employment. Unless terminated for cause, we may only terminate Mr. Mahlab's employment by advance notice of between 6 - 12 months depending on the length of Mr. Mahlab's engagement at the time of his termination. Mr. Mahlab may terminate his employment upon 30 days notice. Mr. Mahlab will also be entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to our growth and profitability in the year preceding payment of the bonus.

B.	BUSINESS OVERVIEW

A. General

We are a leading provider of mobile resource management, or MRM products and services for the automotive and insurance industries.  Through our Cellocator segment, we design, develop and produce leading MRM products, which include devices for asset tracking, fleet management and security products for sale to third party operators providing MRM services in Europe, Latin America, Asia and Israel, as well as to our Pointer segment. For the communication systems required in our products, we utilize either radio frequency or GPRS/GSM technologies. Through our Pointer segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and Romania by bundling our products together with a range of services including stolen vehicle retrieval services and fleet management services, and also provide road-side assistance services for sale to insurance companies, fleets and individual customers.  In 2010, revenues generated by our Cellocator segment represented 21% of our total revenues, and revenues generated by our Pointer segment represented 79% of our total revenues

Cellocator Segment

Our Cellocator segment designs, develops and produces leading MRM products, including asset tracking, fleet management, and stolen vehicle retrieval products.  Communications with our devices may be with various Radio Frequency (RF) and GSM/GPRS methods. Our Cellocator segment develops, manufactures and distributes these products to our Pointer segment and to third party operators in Europe, Latin America, Asia and Israel. These operators bundle our products with the services they provide.

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

(ii)	Stolen vehicle retrieval ("SVR") products

Our SVR products are designed to prevent vehicles from being stolen and enable their retrieval in co-operation with law enforcement and private security agencies. Our products incorporate  either a spread spectrum technology (SPSP) in the ISM frequency band,  intended for self-deployed wide area networks (WAN) or  Cellular/ GPS technology communication systems in order to offer a total remote vehicle monitoring and retrieval solution.

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

Our SVR products include the following remote monitoring and control solutions:

•
End Units for installation in vehicles - we offer an end unit with inputs and outputs capabilities, which may be installed in a vehicle or on any asset that may be mobilized from one location to another. The end-unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset. Data from these inputs may be transmitted to the CCC. CCC may send commands to the end unit activating outputs.  Installation and de-installation of end units in vehicles or on assets may be performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may be defined as cargo or equipment that might not have an independent source of energy such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.

•
Command & Control Center - the CCC includes databases and software modules required for the execution of operations by the operator, as well as monitors on which the data collected from the end units is displayed and analyzed in order to determine the location of the vehicle. The CCC connects to the end-units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.

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

Our Cellocator segment distributes and sells its products to our services segment and to third party operators and distributors in 30 countries worldwide. Third party operators that purchase cellular monitoring units, command and control software or our fleet management application products provide their customers services that are based on our products in their designated territories and in their licensed coverage area. They control the sales and marketing of the products as well as the accompanying services to their final customers pursuant to their specific business focus.

Pointer Segment

Our Pointer segment currently provides the following range of services:

(i)	Asset Tracking Services

Our asset tracking services in Israel, Argentina, Mexico and Brazil provide services to resources that have an intermittent source of energy or none. This places a special energy management requirement on MRM devices and the command and control software that monitors the resources.

(ii)	Stolen vehicle retrieval ("SVR") services

We provide SVR services in Israel, Argentina Mexico and Brazil through our local subsidiaries Shagrir, Pointer Argentina, Pointer Mexico and Pointer Brazil respectively. In providing SVR services we purchase products manufactured by our Cellocator segment and by third party operators, such as alarm systems.

(iii)	Fleet management services

Our fleet management services in Israel, Argentina, Mexico and Brazil are predominantly based on cellular communication, GPS location tools and web-based applications providing connectivity to the vehicle via products manufactured by our Cellocator segment. Our customers monitor their fleet vehicles using a web-based application that can monitor various  parameters such as (but not limited)vehicle's location, speed and other inputs, and receive reports and alerts, either automatically or upon request, via internet, GPRS or SMS.

Shagrir and Pointer Mexico are amongst the leading providers of fleet management services in Israel and Mexico, respectively.

(iv)	Road-side Assistance Services

We also provide road- side assistance services including towing services, mobile automobile repair services, vehicle replacement services, selling and installing spare-parts and connecting subscribers to other service providers.  We provide these services through our subsidiary Shagrir, which currently operates in Israel and Romania.

As of January 2011, Shagrir owned approximately 101 service cars, mobile garages and towing vehicles and approximately 222 replacement vehicles including car sharing services. Shagrir's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir's control center and connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir; however, during periods of high demand, Shagrir uses independent subcontractors who render these services on behalf of Shagrir.

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

On October 28, 2010, Shagrir entered into an agreement with Carasso Motors Ltd., or Carasso. Carasso imports and distributes vehicles and spare parts, offers insurance plans, trade-in services and is the exclusive importer and distributor of Renault from France and Nissan from Japan. Pursuant to the agreement, Shagrir will provide installation services of anti car theft devices and other car accessories to Carasso.

B. Sales and Marketing

Cellocator Segment

We employ an in house sales and marketing team that directs the sale of the products of our Cellocator Segment to operators in various countries either directly or through distributors.

Pointer Segment

Israel

The sales and marketing team of Shagrir directs its sales and marketing efforts to promoting subscriptions to its road side assistance and towing services mainly through Israeli insurance companies and to lesser extent also fleet vehicle customers. Our stolen vehicle retrieval services in Israel are marketed primarily through vehicle importers and to a lesser extent through fleet vehicle operators, leasing companies and private individuals. Other value added MRM services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. Our fleet management services are marketed primarily through our in house sales and marketing team to commercial fleets.

In addition, Shagrir's sales and marketing team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers which it then uses to formulate future sales and marketing strategies.

Argentina, Mexico, Romania and Brazil

In order to execute their sales and marketing initiatives, our Argentinean Mexican Romanian and Brazilian subsidiaries, Pointer Argentina, Pointer Mexico, Pointer Romania and Pointer Brazil, respectively, employ an in-house sales and marketing team as well as third party contractors and distributors that focus their efforts on sales and marketing to insurance companies, vehicle agents and fleet operators, directly or indirectly, through insurance agents, vehicle distributors and vehicle financing corporations in their respective designated territories.

C.  Patent and Licenses; Government Regulation

In Israel, we are not dependent on any patent or licenses that are material to our business or profitability, with the exception of the following licenses:

•
a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2011;

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2011; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2011.

In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Our Argentinean subsidiary, Pointer Argentina, is not dependent on any patent or license which is material to its business or profitability.

Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services; however a local operator is required to obtain a specific license for its operations. As a result, Pointer Argentina obtains domestic licenses for the deployment of our systems in Argentina.

Our services through our Mexican and Brazilian subsidiaries, Pointer Mexico and Pointer Brazil, are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses. We are currently registered by the federal commission to provide services.

Our Cellocator segment is required to obtain a license from the Israeli Ministry of Communications in order to manufacture, market and sell its products in Israel. We have received the required licenses for most of our products and are currently in the process of completing the process of receiving licenses for the rest of our products.

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

In Europe, Latin America and Asia our Cellocator segment sells mostly GPS/Cellular based vehicle devices and radio frequency based vehicle devices. In the GPS/ Cellular field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. Our primary competitors in the GPS/Cellular based vehicle devices product market in Latin America include Skypatrol LLC, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd and Portman Security System International Co. Ltd. Our competitors in Europe and Asia consist mainly of GPS Tracking Network Inc. (Enfora), Uab Teltonika, Falcom GmbH, Mobile Devices, Skope Solutions, Portman and Digicore Holdings Ltd.

Pointer Segment

In Israel, our primary competitors in providing road-side assistance and towing services are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. In the stolen vehicle retrieval and fleet management market, our main direct competitor is Ituran Location & Control Ltd., or Ituran.

Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack Corporation, or LoJack and Ituran. In Mexico, our prime competitors in the stolen vehicle retrieval market are LoJack and GRUPO CORPORATIVO MISANTI, SA DE CV. In Brazil our primary competitors are LoJack, Ituran and Carsystems

Additional competitors operate in Mexico, Brazil and in Argentina, however their positioning is not as strong as LoJack, Ituran, MISTANTI and Carsystems.

Some competitors in the stolen vehicle retrieval services market offer a similar solution to ours and others, like LoJack, use VHF based messaging unit, without a wide area network, which is sold to customers and is connected via radio to local law enforcement communication networks.

In the fleet management services market, our prime competitors in Argentina are Megatrans SA and Sitrack.com Argentina SA, while in Mexico we face competition mainly from Omnistar Pty Ltd. (Omnitrack) and Orbcomm Inc. (Inmosat) and in Brazil we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA and Qualcomm Inc. (Omnitracs) In the fleet management services market we have many competitors for the low-entry level services for monitoring vehicles. However, at the level that requires management (management such as analysis, reporting, diagnostics, driving patterns) fewer competitors operate in these countries but overall activities in this market remain intensive.

In addition, in the markets described above and other potential markets, primary mobile resource management  service providers who directly or indirectly compete with us employ other technologies, such as a hybrid combination of Cellular GPRS  with two-way satellite communications. These systems rely on GPRS communications and when these are not available, switch to two-way satellite channel, to ensure constant communication availability.

E.  Seasonality

Our Cellocator segment is not significantly seasonal.

Our Pointer segment is not significantly seasonal.  In Israel, the demand for road-side assistance, towing services and replacement vehicles is moderately seasonal, as it is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days. Furthermore, the demand for replacement vehicle services is greatly impacted by the number of vehicles being stolen and the number of car accident in Israel at a certain time, with Shagrir receiving more calls for replacement vehicles when the number of stolen vehicles in Israel increases. The mobile resource management services market is not seasonal in Israel. The services provided by our Pointer segment in Argentina, Mexico, Romania and Brazil are not significantly seasonal.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 5- Selected financial data.  The following is a breakdown of our revenues by category of activity, including the percentage of our total consolidated sales for each period:

	2010		2009		2008
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales
Services:	48,448	66	45,287	69	46,010	60
Products:	25,415	34	20,038	31	30,645	40
Total:	73,863	100	65,325	100	76,655	100

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2010		2009		2008
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales
Israel	53,574	73	50,604	77	54,322	71
Latin America	11,483	16	6,325	10	7,923	10
Europe	7,553	10	7,376	11	12,826	17
Other	1,253	1	1,020	2	1,584	2
Total	73,863	100	65,325	100	76,655	100

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY
Argentina	Pointer Localización y Asistencia S.A (1)
Israel	Shagrir System Ltd.(2)
Mexico	Pointer Recuperacion Mexico SA (3)
Romania	S.C. Pointer S.R.L. (4)
Brazil	Pointer do Brazil Commercial S.A.(5)
USA	Pointer Telocation Inc. (6)
Israel	Car2go Ltd. (7)
Israel	Rider Mekvuzat Shagrir Ltd. (8)

(1)	We hold 88% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 56.56% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of Pointer Mexico.
(4)	Shagrir holds 50% of the issued and outstanding shares of S.C. Pointer S.R.L.
(5)	We hold 48% of the issued and outstanding shares of Pointer do Brazil Commercial S.A.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(7)	Shagrir holds 51% of the issued and outstanding shares of Car2go Ltd.
(8)	Shagrir holds 67% of the issued and outstanding shares of Rider.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities are located at 14 Hamelacha Street,  Rosh Ha'ayin 48091, Israel (a suburb of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $290,000. Pointer Argentina’s offices and operations facility are located in Buenos Aires, Argentina. Pointer Argentina currently leases 1,570 square meters (including 850 square meters used by its installation centers) with an annual lease payment of $223,000. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,820 square meters in Holon with annual rental fees of approximately $394,000. In addition, in February 2005, as part of the purchase by Shagrir of the assets of Shagrir Towing, Shagrir purchased the property of Shagrir Towing in Haifa (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 155 square meters) with annual rental fees of approximately $50,000.  Pointer Mexico’s offices and operations facility are located in Mexico City, Mexico. Pointer Mexico currently leases 400 square meters with an annual lease payment of $100,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 200 square meters with an annual lease payment of $28,000. Pointer Romania’s offices and operations facility are located in Bucharest, Romania. Pointer Romania currently leases 150 square meters with an annual lease payment of $32,000. Car2go Ltd.’s offices are located in Tel Aviv, Israel. Car2go Ltd. currently leases 110 square meters with an annual lease payment of $17,000. Rider’s offices are located in Tel Aviv, Israel. Rider currently leases 114 square meters with an annual lease payment of $15,000. For further information, please see Note 13d of our consolidated financial statements.

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

Overview

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Romania, Argentina, Mexico and Brazil by bundling our products together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provide road-side assistance services in Israel for sale to insurance companies, fleets and individual customers.

Our revenues are principally derived from (i) rendering services through our Pointer segment and (ii) sales of our systems and products through our Cellocator segment, as well as through our Pointer segment which bundles our products in the services it offers.

Our acquisition of Cellocator Ltd., a developer and manufacturer of cellular monitoring units, was intended to assist us in our objective to present new products to the market, improve our gross margin from cellular products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. As a result of the acquisition of Cellocator Ltd. in September 2007, Cellocator became a separate segment of our operations in 2008. The Cellocator segment is responsible for a significant part of our revenues.

Following our acquisition of Shagrir in 2004, the acquisition of certain activities and assets of Shagrir Towing in 2005, and the acquisition of Cellocator Ltd. in 2007, we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2010 were $53.7 million, which constituted approximately 73% of our total revenues, in comparison to $50.6 million in 2009, which constituted approximately 77% of our total revenues. In 2010, our revenues from international customers were $20.2 million, which constituted approximately 27% of our total revenues, in comparison to $15 million in 2009, which constituted approximately 23% of our total revenues.

As a result of the acquisitions described above, the operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment are currently our most significant operations, and are expected to account for the majority of our business and revenues in the foreseeable future.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiative in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $60.4 million and $60 million as of December 31, 2010 and 2009, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $2.5 million, $2.8 million and $2.5 million in the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Business Challenges/ Areas of Focus

Our primary areas of focus and business include:

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;

•	Enhancing the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets;

•	Penetrating into new markets, mainly Latin America and Europe through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing full scope of services;

•	Succeeding in selling diversified products in territories in which we already conduct activities, mainly in Latin America and Europe

•	penetrating into new territories; and

•	Achieving operating profitability of our Pointer segment affiliates by increasing number of subscribers using our technology and expanding the services generated by RSA and car sharing.

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

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment, from sales of products manufactured by us and by third parties to our Pointer segment in Israel and to third party operators world-wide. In addition, we also generate revenues through our Pointer segment from sales of products that are bundled together with our services. The portion of the revenues we receive from the sale of products out of our total revenues increased since the fourth quarter of 2007 due to the acquisition of Cellocator and its inclusion in our operations beginning in September 2007. The portion of the revenues we receive from sale of products out of our total revenues decreased in 2009 due to the worldwide automotive market recession which commenced at the beginning of 2009. The portion of revenues we receive from the sale of products out of total revenues, increased in 2010 due to the partial recovery of the worldwide automotive mark, which was off-set by the reduction in the price of products in that market.

Services

We generate revenues through our Pointer segment from sales of our services primarily by our subsidiaries in Israel and Latin America. The services include mainly road side assistance and towing services, stolen vehicle retrieval services, fleet management and other value added services. A majority of our revenues consists of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2010 due to very intense competition in the Israeli market we faced price erosion that was partially offset by operational efficiency and cost reduction. Due to very intense competition in the Israeli market, we expect continuous price erosion in this market that may affect our business.

Costs and Expenses

Cost of Revenues

Cost of revenues referring to services consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits, costs related to towing and mobile automobile repair vehicles and replacement vehicles, subcontractors, system maintenance, end-unit installation, system communications, security and recovery, and the depreciation of fixed assets. Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing systems and products, including raw materials and components, salaries and employee benefits, subcontractors and consulting. Amortization of intangible assets is attributable to the Cellocator acquisition's intangible assets of developed technology.

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

Amortization of intangible assets.

Finite-life intangible assets consist of customer list and brand names. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Impairment of intangible asset

In 2009, we recorded an impairment loss in the amount $3 million reducing customers related intangibles (attributed to the Company's acquisition of Cellocator in 2007) from a carrying amount of $3.2 to a fair value of $214,000. The circumstances leading to the impairment are attributed to the decrease in activity of the former customers of Cellocator.

No impairment losses were identified in 2010

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

Generally, we do not grant rights of return. We follow ASC 605-15-25 "sales of product when right of return exists" (formerly FAS 48, "Revenue Recognition When Right of Return Exists"). Based on our experience, no provision for returns was recorded.

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

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed, mainly intangible assets whose measurement requires judgment and involves the use of significant estimates and assumptions. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are mostly based on historical experience and information obtained from the management of the acquired companies and although they are deemed to be consistent with market participants' assumptions, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which require judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

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

No impairment losses were identified in 2010

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

We determined the fair value of each reporting unit using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the income approach for 2010 were five years of projected net cash flows, a discount rate of 12% to 17% and a long-term growth rate of 2%-3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

No impairment losses were identified in the years 2010, 2009 or 2008.

We performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined that an increase in the estimated weighted average cost of capital of 2% and/or decrease of 1% in the long-term growth rate, would not result in the estimated fair value of any of the reporting units to fall below its carrying value. Based on the sensitivity analysis, none of our reporting units is at risk for goodwill impairment. As of December 31, 2010, the fair value of our reporting units significantly exceeded its carrying values.

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

During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $121,000, $367,000 and $350,000, respectively. See Notes 2(q) and 14 in our consolidated financial statements for additional information.

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

As of December 31, 2010, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2010, the Company did not have any interest and penalties associated with tax positions.

The impact of recent Accounting Standards that are not yet in effect on the Company

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. Mandatory adoption is for January 1, 2011. We are currently evaluating the impact on our consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.  We are currently evaluating the impact on our consolidated results of operations and financial condition

The EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010, and should be applied prospectively. We believe that the adoption could have an impact on its Pro Forma information in future periods.

In April 2010, the EITF issued ASU 2010-13, an amendment to ASC No. 718 "Compensation - Stock Compensation. This ASU clarifies employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity’s equity securities trade. These should be classified as equity, assuming all other criteria for equity classification are met. The amendments in the ASU do not contain any disclosure requirements incremental to those required by ASC 718. The guidance is effective in 2011. The adoption of the new guidance will not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events". This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update became effective in these annual financial statements. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

For more information on our selected financial data, see Item 3 – Key Information – Selected Financial Data

Analysis of our Operation Results for the Year ended December 31, 2010 as compared to the Year ended December 31, 2009

Revenues.  Revenues increased by $8.5 million, or 13%, from $65 million in 2009 to $74 million in 2010. The increase in total revenues in 2010 as compared to 2009 is primarily attributable to the upturn in the global economy and worldwide automotive industry which affected an increase in sales of our Cellocator segment. In addition, the revaluation of the average exchange rate of the NIS against the US Dollar affected an increase in our revenues from our Pointer segment in the Israeli market.

The revenues from the sale of our products increased by $5.4 million, or 27%, from $20 million in 2009 to $25 million in 2010. This increase is primarily attributable to the increase in sales of our Cellocator segment.

The revenues from the sale of our services increased by $3 million, or 7%, from $45 million in 2009 to $48 million in 2010.

Revenues from our services in 2010 accounted for 66% of our total revenues as compared with 69% in 2009. This change is primarily attributable to the increase in sales of our Cellocator segment.

Our international revenues in 2010 accounted for 27% of total revenues compared to 23% in 2009. The increase in international sales is primarily attributable to an increase in the sales of the Cellocator segment in 2010.  Sales to Latin America increased from $6.3 million in 2009 to $11.5 million in 2010; sales to Europe increased from $7.4 million in 2009 to $7.5 million in 2010; and sales to other countries increased from $1 million in 2009 to $1.3 million in 2010.

Cost of Revenues. Our cost of revenues increased by $8 million to $46 million for the twelve months ended December 31, 2010 as compared to $38 million for the same period in 2009. This increase of $8 million is associated with an increase of $8.5 million in our revenues.

Gross Profit. Our gross profit increased by $0.5 million from $26.9 million in 2009 to $27.4 million in 2010. As a percentage of total revenues gross profit accounted for 37% in 2010 compared to 41% in 2009. Our gross margin on product sales in 2010 was 44% compared to 46% in 2009. Gross margins on services was approximately 35% in 2010 compared to 41% in 2009. Price erosion in the Israeli market is the primary reason for the increase in gross profit and decrease in gross margin on services.

Research and Development Costs. Research and development expenses in 2010 decreased by $0.3 million from $2.8 million in 2009 to $2.5 million in 2010. As a percentage of revenues from the Cellocator segment the research and development costs accounted for 11% in 2010 compared to 18% in 2009. The decrease is primarily attributable to our efforts in 2009 to develop and launch new products in 2010.

Selling and Marketing Expenses. Selling and marketing costs increased by $1.2 million to $7.4 million in 2010 from $6.2 million in 2009. The increase in 2010 resulted from an increase in the marketing efforts primarily in the Israeli market.

General and Administrative Expenses. General and administrative expenses increased by $0.3 million to $9.1 million in 2010 from $8.8 million in 2009.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets decreased by $3.1 million from $4.9 million in 2009 to $1.8 million in 2010. In 2009, the amortization of intangible assets includes amortization of intangible assets related to our acquisitions. The $4.9 million attributed to amortization in 2009 includes a one-time impairment of $3 million in connection with the decrease in activity of former Cellocator customers that necessitated impairing intangible assets. As of December 31, 2010, the fair value of our reporting units significantly exceeded its carrying values therefore, no impairment losses were identified in 2010.

Operating Profit. As a result of the foregoing, we recorded in 2010 a $6.6 million operating profit, compared to an operating profit of $4.2 million in 2009. The increase in 2010 is attributable to the impairment in the amount of $3 million in 2009 of the intangible assets related to the acquisition of Cellocator in 2007.

Financial Expenses (Net). Financial expenses decreased from $2.1 million in 2009 to $2 million in 2010. The decrease is mainly attributable to a decrease in bank charges and interest expenses.

Taxes on income.  Taxes on income were $1.5 million in 2010 compared to $0.9 million in 2009. In 2010 taxes on income include a decrease of $0.9 million in the deferred tax assets related to operating losses carried forward and increase of $0.6 million in deferred tax liability relating to other timing differences.

Equity in losses of our Brazilian affiliate. In 2010, we recorded equity in losses of the Brazilian affiliate in the amount of $1.2 million compared to $0.7 million in 2009.

Net Income. We recorded net income of $2 million in 2010 and $0.5 million in 2009.

Net Income attributable to non controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.8 million in 2010,  compared to $2.6 million in 2009.

Net Income (Loss) attributable to Pointer shareholders. In 2010, Pointer recorded  net income of $1.1 million, compared to a net loss of $2.1 million in 2009.

Analysis of our Operation Results for the Year ended December 31, 2009 as compared to the Year ended December 31, 2008

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

	2010	2009	2008
	(in thousands of U.S.Dollars)

Cellocator Segment Revenues	$23,533	$15,380	$24,964
Pointer Segment Revenues	58,627	54,187	57,553
Intersegment adjustment	(8,297)	(4,242)	(5,862)

Total revenue	73,863	65,325	76,655

Cellocator Segments operating profit (loss)	2,839	(3,144)	3,777
Pointer Segments operating profit	3,898	7,043	6,394
Intersegments adjustment	(100)	276	(878)
Total operating profit	$6,637	$4,175	$9,293

Revenues. Revenues of the Pointer segment increased by $4.4 million to $58.6 million from $54.2 million in 2009. The increase of 8.2% is primarily attributable to the revaluation of the average exchange rate of the NIS against the dollar by 5%. Pointer segment revenues derive from services and the sale of products relating to those services provided by the Pointer segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties.

Revenues of the Cellocator segment in 2010 were $23.5 million (including $8.3 million of inter-segment revenues), as compared to $15.4 million in 2009 (including $4.2 million of inter-segment revenues). The increase of $8.1 million or 53% in the revenues of the Cellocator segment is primarily attributable to the upturn in the global economy and the car industry. The revenues of the Cellocator segment derive from sales of the products by the Cellocator segment.

Operating profit (loss).  Operating profit of the Pointer segment decreased by $3.1 million, from $7 million in 2009 to $3.9 million in 2010. This decrease of 45% is primarily attributable to the decrease in gross margin from 37% in 2009 to 31% in 2010 resulting from price erosion in the Israeli market.

Operating profit of the Cellocator segment in 2010 was $2.8 million, compared to an operating loss of $3.1 million in 2009. The operating loss in 2009 was attributable to a revenue reduction in the Cellocator segment and the impairment in the amount of $3 million of intangible assets related to the acquisition of Cellocator in 2007.

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

We accomplished two significant acquisitions in Israel. Due to the acquisition of Shagrir and the SVR/FM activities, our business in Israel currently accounts for the majority of our Pointer segment business and revenues. The business in Israel, especially the activities acquired from Shagrir Towing, is mainly denominated in NIS. On the other hand, the majority of the revenues of the Cellocator segment are generated in U.S. Dollars with some expenses such as raw materials are mainly denominated in U.S. Dollars while some expenses such as labor and rental are denominated in NIS.  See "Item 3D- Risk Factors – We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. Dollar" for a discussion of the risks relating to income and expenses in U.S. Dollars and NIS.

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

We believe that inflation in Israel and fluctuations in the U.S. Dollar - NIS exchange rate may have substantial effects on our business, and our net income.  Increased inflation may increase our NIS costs in Israel including among others salaries of our employees in Israel, costs of communications, subcontractors, rental, financial expenses associated with loans related to NIS and the Israeli CPI, and other expenses, which are paid in New Israeli Shekels. Regarding fluctuations in the U.S. Dollar – NIS exchange rate a devaluation of the NIS against the U.S. Dollar will reduce our NIS denominated revenues and expenses in U.S. Dollar terms and therefore may impact negatively our consolidated net income (losses). Revaluation of the NIS against the U.S. Dollar will increase our NIS denominated revenues and expenses in U.S. Dollar terms.  See "Item 3D- Risk Factors" for further information. Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

During 2010 and up to February 28, 2011, the exchange rate fluctuated from a low of NIS 3.528 to the U.S. Dollar to a high of NIS 3.894 to the Dollar.  The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =
September 2010	3.665	3.798
October 2010	3.569	3.645
November 2010	3.580	3.684
December 2010	3.549	3.665
January 2011	3.528	3.710
February 2011	3.602	3.713

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period

4.4565 NIS/$1	January 1, 2006 – December 31, 2006
4.1081 NIS/$1	January 1, 2007 – December 31, 2007
3.5878 NIS/$1	January 1, 2008 – December 31, 2008
3.9326 NIS/$1	January 1, 2009 – December 31, 2009
3.7330 NIS/$1	January 1, 2010 – December 31, 2010

In 2006, the Israeli economy recorded negative inflation of approximately 0.1% where the NIS revalued against the U.S. Dollar by approximately 8.21%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2006. In 2007, the Israeli economy recorded positive inflation of approximately 3.4% where the NIS revalued against the U.S. Dollar by approximately 9%. We experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2007. In 2008, the Israeli economy recorded positive inflation of approximately 3.8% where the NIS revalued against the U.S. Dollar by approximately 1.1%. We experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars in 2008. In 2009, the Israeli economy recorded positive inflation of approximately 3.9%, where the NIS revalued against the U.S. Dollar by approximately 0.7%. As a result of the revaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars in 2009. In 2010, the Israeli economy recorded positive inflation of approximately 2.7%, where the NIS revalued against the U.S. Dollar by approximately 6%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2010.

Regarding our operation in Argentina and the fact that  Pointer Argentina's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. In 2002, a severe and rapid currency devaluation in Argentina adversely affected Pointer Argentina’s U.S. Dollar results. This was mainly due to Pointer Argentina’s inability to increase its Argentinean Peso-denominated prices to its customers, while its major costs of inventory and infrastructure were denominated in U.S. Dollars. In 2006 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 2.979 and 3.062 Pesos to the Dollar. From January 1, 2006 to December 31, 2006, the value of the Argentinean Peso increased by approximately 2.79% against the U.S. Dollar. This increase had no material effect on our business during 2006.  In 2007 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.062 and 3.149 Pesos to the Dollar. From January 1, 2007 to December 31, 2007, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. Dollar. This increase had no material effect on our business during 2007.  In 2008 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.145 and 3.453 Pesos to the Dollar. From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 9.79% against the U.S. Dollar. This increase had no material effect on our business during 2008.  From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. Dollar. In 2009 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.453 and 3.80 Pesos to the Dollar. From January 1, 2009 to December 31, 2009, the value of the Argentinean Peso increased by approximately 10.05% against the U.S. Dollar. In 2010 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.80 and 3.976 Pesos to the Dollar. From January 1, 2010 to December 31, 2010, the value of the Argentinean Peso increased by approximately 4.6% against the U.S. Dollar. From January 1, 2011 until February 28, 2011 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.976 and 4.025 Pesos to the Dollar.

The fluctuations of the Mexican Peso are not material to our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2009 and 2010 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2010 we entered into a foreign currency hedging transaction to manage risk related to receivables in Euro from customers. We may in the future undertake, such transactions if management determines that such is necessary to offset such risks.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were recently amended and apply to cars provided to and leased by employees on and of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, the new regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to some car models, the new regulations will result in a high amount of imputed income to the employees, as compared to the previous rules. This result may adversely affect the overall demand for vehicles, although it is premature to assess the impact, if any, of the new regulations since leasing arrangements are customarily for three years.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. Additionally, the growing success of law enforcement programs in Argentina has reduced the rate of car theft and may continue to adversely affect our business. In 2010, the volatility in the global financial system has had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, we had a negative working capital of $15.1 million, our current assets to current liabilities ratio was 0.6 and we had cash and cash equivalents of $2.2 million and an unused credit facility of $3.2 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

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

In 2010, we received a dividend from Shagrir in the amount of $2.9 million.

As of December 31, 2010, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of  approximately $22 million, of which $17.2 million was provided to our subsidiary Shagrir by Bank Hapoalim B.M. and $3 million (in addition to a convertible debenture) was provided to Pointer  to finance part of the Cellocator acquisition as referenced below. Of this aggregate amount, approximately $4.75 million are long-term loans in or linked to the U.S. Dollar from banks and other sources, $11.9 million are long-term loans denominated in NIS from a bank and other sources and $5.5 million are long-term loans denominated in NIS and adjusted to the Israeli consumer price index from banks and other sources. For further information regarding our consolidated long-term loans, loan maturity and interest rate structure, see Notes 10 and 11 to our consolidated financial statements.

As of December 31, 2010, we had a short-term unutilized credit facility for available credit of approximately $3.2 million.

In September 2007, Pointer obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator. As of December 31, 2010, the full credit facility is available for use.

In January 2009 Pointer received credit facilities of $1 million from Israel Discount Bank B.M. to finance its working capital. As of December 31, 2010, the full credit facility is available for use.

In 2010, net cash provided by our continuing operating activities amounted to $6.5 million as compared to net cash provided from continuing operating activities of $11.2 million in 2009.

In 2010, net cash used in our continuing investing activities was $5.3 million as compared to $2.6 million in 2009. The increase was primarily attributable to our purchase of property and equipment and investments in affiliates.

In 2010, net cash used in financing activities was $2.6 million as compared to $8 million in 2009. Net cash provided by financing activities of $5 million was primarily attributable to the receipt of long-term loans from banks.

Current liabilities increased from $32 million in 2009 to $38 million as of December 31, 2010, mainly due to the increase of current maturities of long term loans. Long-term liabilities decreased from $23.2 million in December 31, 2009 to $21.7 million as of December 31, 2010 mainly due to repayments of long-term loans.

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

For further information relating to the abovementioned acquisitions see Item 10C – Material Contracts.

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

For a discussion of certain commitments and contingent liabilities, see Note 13 to our consolidated financial statements. For further information regarding investments in our Company see Item 4 – Recent Developments and Item 10C – Material Contracts.

Capital expenditures were $4.1 million in 2009 and $6 million in 2010.  In 2009, capital expenditures were used for purchasing property and equipment in the amount of $3.4 million, an investment in our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $0.64 million and an amount of $38,000 for the acquisition of Car2go. In 2010, capital expenditures were used for purchasing property and equipment in the amount of $4.5 million and investment in our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $1.5.

We estimate that our total capital expenditures for 2011 will be approximately $4.4 million, substantially all of which will relate to fixed assets that serve our road side assistance and stolen vehicle retrieval business as well as our pursuit of new business opportunities, of which approximately 88% is estimated to be spent in Israel and 12% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the U.S. Dollar against the NIS and the risks and uncertainties involved in doing business in Israel.

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

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including the Pointerware network. Our net expenditures for research and development programs during the years ended December 31, 2010 and December 31, 2009, totaled approximately $2.5 million and $ 2.8 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2010, we employed 27 persons in research and development. Our research and development expenses constituted approximately 10.8% of Cellocator sales in the year ended December 31, 2010 and 18% in the year ended December 31, 2009. For additional information concerning commitments for research development programs, see Note 13 of our consolidated financial statements.

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

In addition to potential patent protection, we rely on the laws of unfair competition and trade secrets to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information by non-disclosure agreements with our employees, consultants, customers, strategic partners and potential strategic partners. Although we intend to protect our rights vigorously, there can be no assurance that confidentiality obligations will be honored or that others will not independently develop similar or superior technologies or trade secrets. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain confidential or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. To the extent that consultants, key employees or other third parties, such as prospective joint venture partners or subcontractors, apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor.

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

As a result of our operations through our Cellocator segment, we have expanded our sales  of current and new devices globally, to both existing and new customers. Prices of high feature devices in the stolen vehicle retrieval market and fleet management market, such as the products sold by our Cellocator segment, are continuously decreasing, due to increased competition and the reduction in the cost of components. Events affecting the global vehicle industry have a significant bearing on the demand for our products. We continue to closely monitor events affecting this industry; however, at this point in time, we cannot estimate their impact.

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

In providing our services, we may purchase products manufactured by our Cellocator segment and other accessories and components from third parties, and sell such products to customers as part of our services packages. As a result of Shagrir's acquisition of 51% of the share capital of Car2go in May 2009, our Pointer segment can now also offer car sharing services in urban areas in Israel. Despite current uncertainties in the global economy, the market for our services currently projects a stable outlook.

The operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment in Israel are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2010 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	38,094	-	-	-	38,094
Long-term loans	2	-	11,592	-	891	12,483
Accrued severance pay	3	-	-	-	8,365	8,365
Management fees to DBSI	4	52	-	-	-	52
Operating lease obligations	5	1,368	2,247	123	-	3,738
Royalties to BIRD	6	-	-	-	2,338	2,338
Total contractual obligations		39,514	13,839	123	11,594	65,070

1 Short term debt and other current liabilities include short term bank credits and current maturities of long term loan, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advance and other accrued expenses.
2 Long term loans include principal and interest payments in accordance with the terms of the agreements with Banks and other third parties. For further information please see Item 5B -- Liquidity and Capital Resources.
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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company
Yossi Ben Shalom	55	Chairman of the Board of Directors
David Mahlab	59	President and CEO
Gil Oren	59	External Director
Zvi Rutenberg	55	External Director
Barak Dotan	43	Director
Alicia Rotbard	44	Director
Yoel Rosenthal	56	Director
Dudy Marcus	37	Chief Technology Officer
Israel Rom	55	General Manager, Cellocator Segment
Zvi Fried	46	Chief Financial Officer

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

David Mahlab has served as our President and Chief Executive Officer since February 1, 2011. From 2009 until January 2011, Mr Mahlab served as an independent business development. Mr. Mahlab is the co-founder of Scopus Video Networks (a company formerly traded on the Nasdaq Market), and served as its Chief Executive Officer from 1995 until January 2007 and its chairman of the board from January 2007 until March 2009. Mr. Mahlab holds a BSc. and an MSc. In Electrical Engineering from the Technion-Israel Institute of Technology, an MBA from Tel Aviv University and LLB from Tel Aviv University

Gil Oren has served on our board as an external director since July 2008. Mr. Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd.  During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd.  Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant. Upon his appointment as an external director the Company shall deem Mr. Oren as possessing accounting and financial expertise.

Zvi Rutenberg has served on our board as an external director since July 2008. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Minrav Ltd, where he has served since May 2010. In May 2008 Mr. Rutenberg established Global Point Ltd., a company which provides management consultancy services for industrial companies.  Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Durabond Ltd., and from January 2004 until May 2008, he also served as the Chief Executive Officer of Durabond's sister company, Ashkalit Chemiprod Ltd.  Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University.

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

Alicia Rotbard, was appointed a director on our board in 2002. In 1989 she founded DOORS Information Systems, Inc. and served as its CEO until 2002. Since 1989 she served as President and CEO of Quality Computers Ltd. and from 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, where she managed the Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

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

Mr. Dudy Markus, is our  Chief Technology Officer. Mr. Markus joined the company in 2000, and since then has served in  a wide range of technological and management positions. Since the acquisition of Cellocator in 2008, Mr. Markus has built and managed Cellocator’s R&D group as Cellocator VP R&D and has been responsible for our customer support and IT. Mr. Markus holds a B.Sc. in Electrical and Electronic Engineering from Tel Aviv University and a Master of Engineering in Systems Engineering from the Technion-Israel Institute of Technology.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2010, was approximately $873,000, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $107,000.

Options

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the Plan. As of March 30, 2011, the options under the Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options is set at the closing price of the share on the market on the date of grant.  The options usually vest over a period of four years and are valid for a period of five years from the date of grant.

As of December 31, 2010, our officers and directors held options to purchase an aggregate of 127,500 of our ordinary shares at exercise prices ranging from $3.14 per share to $7.00 per share. Our options vest over a period of three to four years following grant, conditional upon continued service.

For information concerning employee share option plans, see Note 14c of our consolidated financial statements

C.	BOARD PRACTICES

Board of Directors

Our Articles of Association provide for a board of directors of not less than three nor more than eleven members. Our board of directors is currently comprised of six members. Following the investment of DBSI in the Company, three of our directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law which entered into effect on February 1, 2000, as amended, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

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

External Directors

Under the Israeli Companies Law, companies registered under the laws of Israel, the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

In July 2008, Mr. Gil Oren and Mr. Zvi Rotenberg were elected to serve as the Company's external directors.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the rules of the Nasdaq Marketplace Rules applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Ms. Alicia Rotbard and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Mr. Gil Oren is our “audit committee financial expert.”

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

Currently, Ms. Alicia Rotbard and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg, serve as members of our audit committee.

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Daniel Schapira Certified Public Accountant (ISR) serves as our internal auditor.

 Remuneration Committee

The compensation payable to executive officers must be approved by a majority of the directors on our board.  In addition, Yossi Ben Shalom and Gil Oren are members of the committee of the board of directors for approving grants of options.

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total
2010

Sales and Marketing	105	32	137
Administration	46	26	72
Research and Development	27	-	27
Other	401	75	476
Total	579	133	712

2009

Sales and Marketing	93	29	122
Administration	38	24	62
Research and Development	21	1	22
Other	341	67	408
Total	493	121	614

2008

Sales and Marketing	101	35	136
Administration	39	17	56
Research and Development	21	-	21
Other	335	53	388
Total	496	105	601

We have entered into employment contracts with substantially all of our employees, all of which include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements. However, in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees in Israel, with benefits and working conditions beyond the required minimums. For more information see Item 3.D – Risk Factors, General Risks relating to our Company.

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 30, 2011:

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Number of Ordinary Shares Beneficially Owned
Yossi Ben Shalom	Chairman of Board of Directors	37.32%	1,783,590	(2)
David Mahlab	President and CEO	*	*
Gil Oren	External Director	*	*
Zvi Rutenberg	External Director	*	*
Barak Dotan	Director	37.32%	1,783,590	(2)
Alicia Rotbard	Director	*	*
Yoel Rosenthal	Director	*	*
Zvi Fried	Chief Financial Officer	*	*
Dudy Markus	Chief Technology Officer	*	*
Israel Ronn	General Manager of the Cellocator segment	*	*

All directors and officers as a group		37.32%	1,783,590

* Less than 1%.

(1)
The percentage of outstanding ordinary shares beneficially owned is based on 4,778,624 shares outstanding as of March 30, 2011. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 30, 2011.

(2)
As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 37.32% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation  and  Note 14c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, March 30, 2011, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd. (1)	37.32%	1,783,590
Eurocom Holdings (1979) Ltd.	14.68%	701,592

*
The percentage of outstanding ordinary shares beneficially owned is based on 4,778,624 shares outstanding as of March 30, 2011.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 30, 2011, notwithstanding the Issuance Limitation or the Funds Issuance Limitation. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 37.37% of our outstanding shares held by DBSI.

As of March 22, 2011 there were approximately 33 record holders of our ordinary shares, including approximately 15 record holders in the United States (who held approximately 74.1% of our outstanding ordinary shares).

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

Agreements with Shagrir

On February 25, 2004, we entered into an addendum to a cooperation agreement which was originally entered into on August 25, 1998 with Shagrir, which was at that time the operator of our system in Israel. Pursuant to such addendum, Shagrir renewed its commitment to purchase exclusively from our company end units for its stolen vehicle retrieval system. In 2004, Shagrir undertook to purchase end-units in an amount of $2.3 million, and in the following three years, in an amount no less than $4.2 million, while we undertook to expand Shagrir’s infrastructure network. On October 30, 2008, we entered into a second addendum to the agreement, which updated the product prices and did not include an undertaking to purchase a minimum amount of products or to exclusively purchase systems from our company.

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

Legal Proceedings

As of December 31, 2010, there are several claims filed and pending against Shagrir, mainly by its customers. The claims are in an amount aggregating to approximately $0.3 million, and involve claims regarding malfunction of Shagrir's services and products, which occurred during the ordinary course of business.

In addition in November 2009 Pointer Romania commenced legal proceedings against a Romanian-based petrol company in the court of Romania for the enforcement of the agreement made between the parties on July 11, 2008 for the provision of roadside assistance services in Romania for the amount of $ 400,000 (260,000 Euro).

As of December 31, 2010, there are several labor dispute claims filed and pending against Pointer Mexico, mainly by its employees for an aggregate amount of approximately $20,000.

The Company’s management is of the opinion that no material costs will arise to Shagrir or Pointer Mexico in respect of these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2010, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

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

Period	High	Low
Last 6 calendar months
February 2011	6.14	5.65
January 2011	6.25	5.70
December 2010	6.79	6.04
November 2010	7.09	6.43
October 2010	7.03	6.35
September 2010	7.44	6.80
Financial quarters during the past two years
Fourth Quarter 2010	7.09	6.04
Third Quarter 2010	7.46	6.24
Second Quarter 2010	7.70	5.72
First Quarter 2010	7.52	6.41
Fourth Quarter 2009	7.00	4.38
Third Quarter 2009	4.75	3.66
Second Quarter 2009	4.25	2.73
First Quarter 2009	4.06	2.85
Five most recent full financial years
2010	7.70	5.72
2009	7.00	2.73
2008	7.20	2.70
2007	14.53	6.00
2006	19.30	5.20

On December 19, 2006, we commenced listing our ordinary shares on the Tel Aviv Stock Exchange (TASE) in Israel under the symbol “PNTR”. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE:

Period	High	Low
Last 6 calendar months
February 2011	22	21
January 2011	23	20
December 2010	24	22
November2010	26	24
October 2010	26	23
September 2010	29	25
Financial quarters during the past two years
Fourth Quarter 2010	26	22
Third Quarter 2010	29	25
Second Quarter 2010	30	22
First Quarter 2010	30	24
Fourth Quarter 2009	27	17
Third Quarter 2009	17	15
Second Quarter 2009	17	13
First Quarter 2009	17	11
Five most recent full financial years
2010	30	22
2009	27	11
2008	27	11
2007	58	23

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the NASDAQ Capital Market under the symbol "PNTR" and on the Tel Aviv Stock Exchange under the same symbol.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days’ prior notice to the extent required under the regulations to the Israeli Companies Law..  Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction.  If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies. See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law which, once it enters into effect, may impact our  corporate governance practices as discussed herein.

Companies Law Amendment

Recently, the Israeli legislature, the Knesset, approved a new amendment to the Israeli Companies Law, or the Amendment, that will shortly come into effect. The main purpose of the Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies.

The main revisions contemplated under the Amendment are, among others, as follows:

Audit Committee. A majority of the Audit Committee must be comprised of “independent directors” (the criteria for which include, among other things, that such directors have not served as directors in the appointing company for over 9 years).  Any person regularly engaged by or rendering services to a controlling shareholder may not serve on the Audit Committee. Additionally, the Audit Committee is required to classify whether related party transactions are extraordinary or significant (where such a designation may have an effect on what additional approvals will be required).

External Directors. Under the Companies Law, a publicly traded company must have at least two external directors, for which strict criteria of independence apply.  Currently, an external director may serve (in general) for two fixed terms of three years. Under the Amendment, the initial three-year term of service of external directors can be extended, at the election of the company subject to certain conditions, by two additional three-year terms. External directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half (in place of one-third, as under the current law) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (in place of one percent, as under current law) of the aggregate voting rights in the company.

Extraordinary Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one-half (in place of one-third, as under current law) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (in place of one percent, as under current law) of the voting rights. Agreements relating to engagement or provision of services for a period exceeding three years, including existing agreements, must generally be approved once every three years.

Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Amendment. We are currently determining the applicability of such code to our company.

The Israeli Securities Authority shall be authorized to impose fines on any person or company performing an action specifically designated as a breach under the Amendment.

Although we expect to be in compliance with the Amendment, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of this amendment.

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968, or the Securities Law  came into effect, or the Securities Law Amendment, which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Capital Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officers is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party).  The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We are currently examining the implications of the Securities Law Amendment; however, its effect and consequences, as well as our scope of exposure, are yet to be determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Securities Law Amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by the Securities Law Amendment.

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

Acquisition of Cellocator Ltd.

In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd. private Israeli companies active in the field of cellular location-based services and technology, for approximately US$18.6 million, consisting of (i) approximately US$ 16.7 million in cash; (ii) the issuance of 160,000 of our ordinary shares and (iii) a non-tradable convertible debenture from the seller with a face value of $1.9 million, which in January 2008 the seller determined in writing not to convert. On September 18, 2010 we paid $951,000 out of the principal of the non-tradable debenture plus accrued interest. A new debenture was entered into with MSY Assets Ltd., a company affiliated with the seller, for the remaining $1 million, plus interest at a rate of 4.4% per annum, to be paid in September 18, 2011. As of December 31, 2010, the debenture balance was $ 1,013,000.

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

By the end of 2008, Shagrir repaid all of these loans, other than the amounts owed to Bank Hapoalim, by means of available funds and through additional loans from Bank Hapoalim in NIS currency and at an interest rate of 7%-7.75%. As a result, as of December 31, 2010, Shagrir has in the aggregate approximately $17.2 million in outstanding loans to Bank Hapoalim. For further information, see Note 10 of our consolidated financial statements.

On May 17, 2009, as part of the acquisition of 51% of the share capital of Car2go by Shagrir, Shagrir agreed to provide Car2go with a loan in the amount of up to $1,447,000 (consisting of $241,000 in cash and $1,206,000 in services). The loan was provided periodically throughout 2010 in accordance with specific requirements of Car2go. The loan is linked to the Israeli CPI and bears an interest of 4%. Car2go will repay the loan in quarterly installment commencing on May 15, 2013.

Pointer

In order to finance our acquisition of Cellocator on September 18, 2007, Pointer received loan and credit facilities in the amount of $7 million from Bank Hapoalim, of which approximately $3 million remains outstanding as of December 31, 2010. The credit facility matures on 2013 and interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. For further information, see Note 10a of our consolidated financial statements. For additional Information see Item 9C – Acquisition of Cellocator Ltd.

For further information regarding these loans, including related financial covenants, see Note 10c and 10d to our consolidated financial statements.

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

For a summary of other relevant contracts, see Item 4 ― Information on the Company― History and Development of the Company and Item 7 – Major Shareholders and Related Party Transactions, which is incorporated herein by reference.

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

The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us and our subsidiaries. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we and some of our subsidiaries benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The Israeli corporate tax rate was gradually reduced in recent years leading to the following tax rates: in 2005 – 34%, in  2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%. In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates the Company for three years. Accordingly, commencing in the taxable year 2003, results for tax purposes are measured in terms of earnings in Dollar.

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

Tax benefits under the 2010 Amendment

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material effect on the Company.

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

 Israeli Capital Gains Tax

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder who is the owner of10% or more in the right to profits, right to nominate a director or voting rights) in the company issuing the shares.

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

The functional and reporting currencies of our Israeli subsidiary Shagrir,  Car2go and Rider are its local currency, the New Israeli Shekel ("NIS").

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

As of December 31, 2010 and 2009, accumulated foreign currency translation differences are $3.1 million and $1.5 million, respectively.

Foreign exchange risk

While Pointer's functional currency is the US Dollar, Pointer also has some non-US Dollar or non-US Dollar linked currency exposures. These exposures are mainly derived from Pointer’s non-US Dollar revenues and expenses and non-US Dollar accounts receivable, payments to suppliers and subcontractors, obligations in other currencies and payroll related expenses which are mainly incurred in NIS.

Our operating and pricing strategies take into account the changes in exchange rates which occur over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2009 Pointer had forward exchange contracts for the acquisition of approximately NIS 1.3 million in consideration for $2.7 million that matured during 2010. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2010, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2010 we had net assets of $27.5 million and net loss of $3.2 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $293,000 net decrease in our earnings.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2010 we had net assets of $0.3 million and net income of $2.2 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $255,000 net decrease in our earnings.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2010 we had net assets of $2.9 million and net loss of $626,000, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in approximately a $63,000 net decrease in our earnings.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Pesos and the US Dollar. As of December 31, 2010 we had a net loss of $726,000, denominated in the Mexican Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Pesos would thus result in approximately a $73,000 net decrease in our earnings.

The exposure to exchange rate fluctuations between the Brazilian Real and the US Dollar has no materiality effect.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders.  Please see Item 5 – Impact of Exchange Rate Fluctuations for further information.  As of December 31, 2010, our outstanding loans bear variable interest rates of $2 million.

Israeli CPI

Our exposure to market rate risk for changes in CPI relates primarily to loans borrowed by Shagrir from banks and other lenders. As of December 31, 2010, Shagrir has total loans borrowed linked to CPI of $5.5 million.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2011	2012	2013	2014	2015 and therafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		186
Cash- in NIS		1,758
Cash- In other currency:		289

LIABILITIES:

Short-term bank credit In NIS:	3-4	3,435
Short-term bank credit In Mexican Pesos:	14.6	35
Long-term loans (including current maturities) In U.S. Dollars:	Libor +2	800	800	800	600
In NIS	2.1-7.39	7,827	6,944	2,448		159
In U.S. Dollars	4.4	1,013
In U.S. Dollars						737
In Euro		60	26		35

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2010.  The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2010, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2010 and 2009.

	In USD in thousands
	2010	2009

Audit Fees(1)	282	246
Audit-Related Fees(2)	4	8
Tax Fees(3)	25	37
All Other Fees	7	-

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

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2010 were approved by our Audit Committee.

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

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.                      EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended Articles of Association of the Registrant incorporated herein by reference to Exhibit 1.2 to Registrant's filed with the Commission on March 31, 2009.

2.1	Form of Convertible Debenture due September 18, 2010 of the Registrant incorporated herein by reference to Exhibit 2.1 to Registrant's filed with the Commission on March 31, 2009.

4.2
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

4.5
Letter Agreement, by and among Pointer (Eden Telecom Group) Ltd. and Bank Hapoalim Ltd., dated November 16, 2004, incorporated herein by reference to Exhibit 4.18 to Registrant's Form 20-F, filed with the Commission on June 30, 2005.

4.6
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

March 30, 2011

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets constituting 3.4% and 4.3% as of December 31, 2010 and 2009, respectively, and total revenues constituting 4%, 6.5% and 5.3% of the related consolidated totals for the years ended December 31, 2010, 2009 and 2008, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2d to the consolidated financial statements, the Company changed its method of accounting for business combinations, as a result of the adoption of the amendment to the FASB Accounting Standards Codification no. 810 "Consolidation" effective January 1, 2009.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30 , 2011	A Member of Ernst & Young Global

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,233	$3,209
Restricted cash	133	-
Trade receivables (net of allowance for doubtful accounts of $ 1,439 and $ 1,345 at December 31, 2010 and 2009, respectively)	13,914	11,619
Other accounts receivable and prepaid expenses (Note 3)	2,982	3,033
Inventories (Note 4)	3,739	2,219

Total current assets	23,001	20,080

LONG-TERM ASSETS:
Long-term accounts receivable	832	673
Severance pay fund	7,624	6,070
Property and equipment, net (Note 5)	11,255	9,401
Investment in affiliate (Note 1g)	295	-
Deferred income taxes	-	507
Other intangible assets, net (Note 6)	6,497	9,022
Goodwill (Note 7)	53,926	51,220

Total long-term assets	80,429	76,893

Total assets	$103,430	$96,973

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	$13,170	$9,146
Trade payables	10,064	8,639
Deferred revenues and customer advances	7,806	8,253
Other accounts payable and accrued expenses (Note 9)	7,054	6,248

Total current liabilities	38,094	32,286

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 10)	11,526	14,493
Long-term loans from shareholders and others (Note 11)	957	963
Other long-term liabilities (Note 12)	842	621
Accrued severance pay	8,365	7,131

	21,690	23,208
COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital (Note 14) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 4,771,181 and 4,752,931 shares at December 31, 2010 and 2009, respectively.	3,280	3,266
Additional paid-in capital	118,512	118,348
Accumulated other comprehensive income	3,292	1,541
Accumulated deficit	(88,216)	(89,346)

Total Pointer Telocation Ltd’s shareholders' equity	36,868	33,809

Non-controlling interest	6,778	7,670

Total equity	43,646	41,479

Total liabilities and shareholders' equity	$103,430	$96,973

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2009	2008
Revenues (Note 18c):
Products	$25,415	$20,038	$30,645
Services	48,448	45,287	46,010

Total revenues	73,863	65,325	76,655

Cost of revenues:
Products	14,175	10,774	16,392
Services	31,264	26,645	29,869
Amortization of intangible assets	978	976	980

Total cost of revenues	46,417	38,395	47,241

Gross profit	27,446	26,930	29,414

Operating expenses:
Research and development	2,532	2,817	2,511
Selling and marketing	7,441	6,249	6,934
General and administrative	9,062	8,788	8,311
Amortization of intangible assets	1,774	1,942	2,365
Impairment of intangible asset (Note 6)	-	2,959	-

Total operating expenses	20,809	22,755	20,121

Operating income	6,637	4,175	9,293
Financial expenses, net (Note 19a)	1,976	2,070	4,054
Other expenses (income), net (Note 19b)	21	16	(22)

Income before taxes on income	4,640	2,089	5,261
Taxes on income	1,524	887	640

Income after taxes on income	3,116	1,202	4,621
Equity in losses of affiliate	1,158	677	-

Net income	1,958	525	4,621
Less - net income attributable to non-controlling interest	(828)	(2,632)	(2,248)

Net income (loss) attributable to Pointer Telocation Ltd’s shareholders	$1,130	$(2,107)	$2,373

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share (Note 15)	$0.24	$(0.44)	$0.51

Diluted net earnings (loss) per share (Note 15)	$0.22	$(0.47)	$0.50

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd’s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Comprehensive	Total
	shares	capital	capital	income	deficit	interest	income	equity

Balance as of January 1, 2008	4,612,875	$3,139	$116,910	$1,766	$(89,612)	$3,067		$35,270

Issuance of shares	140,056	127	873	-	-	(35)		965
Stock-based compensation expenses	-	-	232	-	-	187		419
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(71)	-	(95)	$(166)	(166)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	78	-		78	78
Net income	-	-	-	-	2,373	2,248	4,621	4,621
Total comprehensive income							$4,533
Balance as of December 31, 2008	4,752,931	3,266	118,015	1,773	(87,239)	5,372		41,187

Stock-based compensation expenses	-	-	333	-	-	32		365
Dividend paid to non-controlling interest	-	-	-	-	-	(871)		(871)
Non-controlling interest recorded as a result of business combination (see Note 1b)	-	-	-	-	-	256		256
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(167)	-	249	$82	82
Realized losses on derivatives designated as cash flow hedges	-	-	-	(78)	-	-	(78)	(78)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	13	-	-	13	13
Net income	-	-	-	-	(2,107)	2,632	525	525
Total comprehensive income							$542
Balance as of December 31, 2009	4,752,931	3,266	118,348	1,541	(89,346)	7,670		41,479

Issuance of shares in respect of Stock-based compensation	18,250	14	43	-	-	-		57
Stock-based compensation expenses	-	-	121	-	-	-		121
Dividend paid to non-controlling interest	-	-	-	-	-	(2,250)		(2,250)
Comprehensive income:
Foreign currency translation adjustments	-	-	-	1,598	-	530	$2,128	2,128
Realized gains on derivatives designated as cash flow hedges	-	-	-	29	-	-	29	29
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	124	-	-	124	124
Net income	-	-	-	-	1,130	828	1,958	1,958
Total comprehensive income							$4,239
Balance as of December 31, 2010	4,771,181	$3,280	$118,512	$3,292	$(88,216)	$6,778		$43,646

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

Accumulated other comprehensive income

	December 31,
	2010	2009

Accumulated unrealized gain on derivative instruments	$168	$13
Accumulated foreign currency translation differences	3,124	1,528

Accumulated other comprehensive income	$3,292	$1,541

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income	$1,958	$525	$4,621
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	5,568	8,252	6,918
Accrued interest and exchange rate changes of debenture and long-term loans	178	(85)	1,187
Accrued severance pay, net	(364)	(400)	619
Gain from sale of property and equipment, net	(93)	(377)	(36)
Equity in losses of affiliate	1,158	677	-
Amortization of stock-based compensation	121	367	350
Increase in restricted cash	(133)	-	-
Decrease (increase) in trade receivables, net	(1,618)	1,995	(1,773)
Increase in other accounts receivable and prepaid expenses	(436)	(308)	(6)
Decrease (increase) in inventories	(1,964)	128	(2,088)
Write-off of inventories	185	124	112
Deferred income taxes	1,322	773	(178)
Decrease (increase) in long-term accounts receivable	(212)	(493)	23
Increase (decrease) in trade payables	981	(413)	888
Increase (decrease) in other accounts payable and accrued expenses	(127)	461	379

Net cash provided by operating activities	6,524	11,226	11,016

Cash flows from investing activities:
Decrease (increase) in other accounts receivable	-	279	(357)
Purchase of property and equipment	(4,481)	(3,442)	(3,476)
Proceeds from sale of property and equipment	641	1,215	605
Investments in affiliates	(1,490)	(640)	-
Acquisition of subsidiary (a)	-	(38)	-

Net cash used in investing activities	(5,330)	(2,626)	(3,228)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from financing activities:
Receipt of long-term loans from banks	5,090	-	9,064
Repayment of long-term loans from banks	(7,016)	(6,027)	(4,930)
Repayment of long-term loans from others	(1,122)	(32)	(10,201)
Dividend paid to non-controlling interest	(2,250)	(871)	-
Proceeds from issuance of shares and exercise of warrants, net	57	-	1,000
Short-term bank credit, net	2,656	(983)	(970)

Net cash used in financing activities	(2,585)	(7,913)	(6,037)

Effect of exchange rate changes on cash and cash equivalents	415	(186)	(243)

Increase (decrease) in cash and cash equivalents	(976)	501	1,508
Cash and cash equivalents at the beginning of the year	3,209	2,708	1,200

Cash and cash equivalents at the end of the year	$2,233	$3,209	$2,708

(a)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$(112)	$-
	Property and equipment	-	60	-
	Customer list	-	24	-
	Goodwill	-	456	-
	Accrued severance pay, net	-	(12)	-
	Non-controlling shareholders loan	-	(122)	-
	Non-controlling interest	-	(256)	-

		$-	$38	$-

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008

(b)	Non-cash investing activity:

	Purchase of property and equipment	$45	$221	$-

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$1,462	$1,958	$2,504

	Income taxes	$40	$87	$-

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

The fair value of the consideration transferred on the date of the acquisition of Shagrir's subsidiary totaled $ 3 in cash. In addition, Shagrir signed a loan agreement with Shagrir's subsidiary pursuant to which Shagrir has committed to provide to its subsidiary an amount of up to $ 1,447 (consisting of $ 241 in cash and $ 1,206 in services). The loan will be provided over a period of time in accordance with the subsidiary's needs.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date of Shagrir's subsidiary:

Working capital	$(112)
Property and equipment	60
Customer list	24
Goodwill	456
Accrued severance pay, net	(12)
Non-controlling shareholders loan	(122)
Non-controlling interest	(256)

$38

The customer list is subject to an estimated useful life of 5 years. None of the goodwill is deductible for tax purposes.

c.	The Company holds 56.56% of the share capital of Shagrir share capital. Shagrir is engaged in the field of road side assistance, towing services and stolen vehicle recovery in Israel.

d.
In July 2008, Shagrir incorporated a Romanian company, S.C. Pointer S.R.L. ("Pointer Romania"), to provide road-side assistance and towing services in Romania. Shagrir holds 50% of the share capital of Pointer Romania.

e.
The Company holds 88% of the share capital of Pointer Localization Y Asistencia SA's (formerly: Tracsat S.A.) ("Pointer Argentina"). Pointer Argentina is the operator of the Company's systems and products that provide stolen vehicle recovery services in Buenos Aires, Argentina.

f.
The Company holds 74% of the share capital of Pointer Recuperacion de Mexico S.A. de C.V. ("Pointer Mexico"), the remaining 26% of the share capital is held by local Mexican partners. Pointer Mexico provides location, tracking and recovery of stolen vehicles services to its customers in Mexico as well as distributing the Company's products.

g.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2010, the Company holds 48% of the share capital in Pointer do Brazil S.A, with an option to acquire additional 4%.  Pointer Brazil will provide location, tracking and recovery of stolen vehicles services to its customers in Brazil. Currently, the affiliate has no significant revenues.

h.	In October 2008, the Company established a subsidiary in the United States, Pointer Telocation Inc., wholly owned by the Company. Currently, the subsidiary has no significant revenues.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

i.
In June 28, 2010, Shagrir, together with an Israeli resident (hereinafter the "minority shareholder") entered into an agreement for the establishment of an Israeli company named Rider from the Shagrir Group Ltd. ("Rider") for the providing of outsourcing services to insurance companies and others. Shagrir holds 67% of the issued share capital of Rider, and the minority shareholder holds 33% and serves as Rider's CEO.

In the framework of the agreement for the establishment of that company, Rider will grant a loan to the minority shareholder in an amount of up to NIS 5 million, pursuant to the compliance with terms provided in the agreement. The loan will bear interest at the rate of 3% and will be linked to the Israeli CPI.As of the date of the financial statements, Rider granted an amount of NIS 2.5 million.

In the event that Rider will not comply with terms of the agreement, Shagrir will have the option to obligate the minority shareholder to transfer its shares and to terminate the management agreement.  Should Shagrir exercise the option, an amount of NIS 2.5 million out of the loan will become a grant. As a result of the foregoing, the amount paid to the minority shareholder is classified as prepaid expenses and is reduced over the life of the loan.

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

For those subsidiaries whose functional currency has been determined to be their local currency (For Pointer Argentina- the Argentinean peso; for Pointer Mexico- the Mexican peso; for Shagrir, Car2Go and Rider - the new Israeli shekel ("NIS"); for Pointer INC- the dollar; for Pointer Romania- the Euro; for Pointer do Brazil S.A.- the Brazilian Real),  assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders' equity (deficiency).

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into dollars in accordance with principles set forth in ASC 830, "Foreign Currency Matters". All exchange gains and losses from the remeasurements mentioned above, are reflected in the statement of operations as financial expenses or income, as appropriate.

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

Beginning January 1, 2009 the Company applies an amendment to ASC 810, "Consolidation" (originally issued as FAS 160), according to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall be continued to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the "minority interests" balance previously included in a mezzanine section of the consolidated balance sheet to be presented in a new caption in total shareholders' equity, "Non-controlling Interest". The adoption also impacted certain captions previously used on the consolidated statement of operations, largely identifying "Net income" including "Non-controlling interest" and "Net income attributable to pointer Telocation Ltd.'s shareholders".  This amendment required the Company to reclassify non-controlling interest as part of the consolidated net income ($ 2,248 for the year ended at December 31, 2008) and to include the accumulated amount of non-controlling interest as part of total equity.

The net income (loss) that the Company has previously reported is now presented as "net income (loss) attributable to Pointer Telocation Ltd.’s shareholders" and, as required, earnings per share continue to reflect amounts attributable only to Pointer Telocation Ltd.'s shareholders. Similarly, in the statements of changes in equity, the Company distinguished between equity amounts attributable to Pointer Telocation Ltd’s shareholders and amounts attributable to the non-controlling interest.

The Company applies ASC 810-10, "Consolidation", which provides a framework for identifying Variable Interest Entities ("VIE")" (formerly FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For any VIE that must be consolidated under ASC 810-10, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and non-controlling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.

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

f.
Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2010, 2009 and 2008, the Company and its subsidiaries wrote off approximately $ 185, $ 124 and $ 112, respectively. The write-offs are included in cost of revenues.

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

No impairment losses were identified in the years 2010, 2009 and 2008.

As required by ASC 820, "Fair Value Measurements", starting 2009, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

During 2008, the Company reduced the goodwill balance at an amount of $ 805 due to realization of carryforward tax losses of a subsidiary, which were not more-likely-than-not to be realized and for which a valuation allowance was recognized upon acquisition. Starting 2009, the effects of changes outside of the measurement period to deferred tax asset valuation allowances established in business combinations (including business combinations which occurred prior to January 1, 2009) are reported directly as a reduction of income tax expense as required by ASC 805.

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

In 2009, the company recorded an impairment loss in the amount $ 2,959 reducing customers related intangibles (attributed to the 2007 Acquisition Transaction) from a carrying amount of $ 3,173 to a fair value of $ 214. The circumstances leading to the impairment are attributed to the decrease in activity of the former customers of Cellocator. The impairment was recorded in the "Operating Income" caption in the consolidated statement of operations. The customer's related intangible impairment is reflected in the Cellocator segment. The fair value of the customers related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue forecast from the former customers of Cellocator, and the Company's weighted average cost of capital ("WACC"). See also Note 2u.

No impairment losses were identified in 2010.

k.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in 'other accounts payable and accrued expenses' and 'other long term liabilities' captions in the Balance Sheet) during 2010 and 2009 are as follows:

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2010	2009

Balance, beginning of the year	$462	$558
Warranties issued during the year	492	365
Settlements made during the year	(260)	(217)
Expirations	(113)	(247)
Foreign currency translation adjustment	23	3

Balance, end of year	$604	$462

l.	Revenue recognition:

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

n.
Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were $ 653, $ 392 and $ 480, respectively.

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

As of December 31, 2010, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2010, the Company did not have any interest and penalties associated with tax positions.

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

Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was $ 0, $ 12,404 and $ 0 for the years ended December 31, 2010, 2009 and 2008, respectively.

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

During the years ended  December 31, 2010, 2009 and 2008, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 121, $ 367 and $ 350, respectively.

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

1.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2010, 2009 and 2008 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2010	2009	2008

Risk free interest rate	1.13%	1.73%	2.99-3.10%
Dividend yield	0%	0%	0%
Expected volatility	76%	80%	78-79%
Expected term (in years)	5	3.9	4-5
Forfeiture rate	6%	10%	10%

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

2.     Data related to options to purchase Shagrir shares:

As of December 31, 2010, 3,383 options to purchase Shagrir shares are outstanding and exercisable. Weighted average exercise price of these outstanding options is $ 165.

No options were granted during 2010, 2009 and 2008.

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

Severance pay expenses for the years ended December 31, 2010, 2009 and 2008 were $ 352, $ 282 and $ 1,291, respectively.

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

The Company's trade receivables include amounts billed to clients located mainly in Israel and South America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2010, 2009 and 2008, the Company recorded expenses in respect of such debts in the amount of $ 156, $ 756 and $ 322, respectively. As for major customers, see Note 18d.

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

Assets and liabilities measured at fair value on a recurring basis are comprised of foreign currency forward contracts with a fair value of $ 168 and $ 16 as of December 31, 2010 and 2009, respectively, and are classified as level 2.

The Company also measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are deemed to be other-than-temporarily impaired. During 2010, and 2009 no other-than-temporary impairments was identified in relation to equity method investments.

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition:

Disclosures for nonfinancial assets and liabilities that are measured at fair value, on a nonrecurring basis, are required prospectively beginning January 1, 2009. During 2009, such measurements of fair value related solely to an impairment loss of customer relations intangible asset, reducing its carrying amount from $ 3,173 to a fair value of $ 214. The Company used an income approach for measuring the fair value of the customer relations. See Note 2j for significant assumptions. As the fair value was measured using significant unobservable assumptions, the customer relations asset was classified as level 3 in ASC 820 fair value hierarchy.

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

The Company entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated new Israeli shekel ("NIS") payroll payments. As of December 31, 2009 the Company had forward exchange contracts for the acquisition of approximately NIS 10,304 thousand in consideration for $ 2,700 that matured during 2010. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. The company excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2010, there were no gains or losses recognized in earnings for hedge ineffectiveness.

At December 31, 2010, the Company expects to reclassify $ 168 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

w.                Equity Affiliates

The Company recognizes investment in equity affiliates under ASC 323, "Investments - Equity Method and Joint Ventures". The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred and reduce the amount of future earnings of the equity investee recognized by the Company. As of December 31, 2010, there were no deferred losses related to equity investees.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Adoption of new accounting policies:

1.	Consolidation:

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

2.	Subsequent events:

In February 2010, the FASB issued amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events". This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The adoption of the new guidance did not have a material impact on our consolidated financial statements.

y.	Impact of recently issued Accounting Standards still not effective for the Company:

1.
In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;  (ii) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price  or third-party evidence of selling price; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method and (iv) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented. Mandatory adoption is for January 1, 2011. We are currently evaluating the impact on our consolidated results of operations and financial condition.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition". In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or retrospectively, for all periods presented.  We are currently evaluating the impact on our consolidated results of operations and financial condition

3.
The EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The guidance in the ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15 2010, and should be applied prospectively. We believe that the adoption could have an impact on its Pro Forma information in future periods.

4.
In April 2010, the EITF issued ASU 2010-13, an amendment to ASC No. 718 "Compensation - Stock Compensation. This ASU clarifies employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity’s equity securities trade. These should be classified as equity, assuming all other criteria for equity classification are met. The amendments in the ASU do not contain any disclosure requirements incremental to those required by ASC 718. The guidance is effective in 2011. The adoption of the new guidance will not have a material impact on our consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.
In January 2010, the FASB issued ASU 2010-06, updating the "Fair Value Measurements Disclosures" codified in ASC 820. This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the company, this update became effective in these annual financial statements and the adoption did not have a material impact on the consolidated financial statements.

The gross presentation of the Level 3 rollforward information will be effective for fiscal years beginning after December 15, 2010.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Government authorities	$824	$718
Employees	94	59
Prepaid expenses	1,709	1,397
Deferred income taxes	-	813
Foreign currency derivatives	168	16
Others	187	30

	$2,982	$3,033

NOTE 4:-	INVENTORIES

	December 31,
	2010	2009

Raw materials	$2,002	$985
Work in process	46	106
Finished goods	1,691	1,128

	$3,739	$2,219

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2010	2009

Cost:

Installed products	$4,409	$2,785
Computers and electronic equipment	6,222	5,040
Office furniture and equipment	927	1,246
Motor vehicles	11,863	9,043
Network installation	4,736	1,636
Buildings	537	484
Leasehold improvements	1,237	1,142

	29,931	21,376

Accumulated depreciation:

Installed products	3,333	1,815
Computers and electronic equipment	5,312	4,296
Office furniture and equipment	545	699
Motor vehicles	4,844	3,546
Network installation	4,015	1,143
Buildings	27	41
Leasehold improvements	600	435

	18,676	11,975

Depreciated cost	$11,255	$9,401

b.	Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were $ 2,815, $ 2,377 and $ 2,768, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2010	2009

Cost:

Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	16,265	15,634
Brand name	4,630	4,489

	26,424	25,652
Accumulated amortization:

Patents	639	639
Developed technology	3,211	2,233
Customer related intangible (including impairment of $ 2,959 in 2009)	13,231	11,483
Brand name	2,846	2,275

	19,927	16,630

Amortized cost	$6,497	$9,022

b.
Amortization expenses for the years ended December 31, 2010, 2009 and 2008 were $ 2,753, $ 5,879 and $ 3,344, respectively. In 2009 the company recorded an impairment loss in the amount $ 2,959 regarding customers related intangibles attributed to the Cellocator segment.

c.	Estimated amortization expenses for the years ending:

December 31,

2011	$2,818
2012	2,541
2013	497
2014	232
2015	226
Thereafter	183

$6,497

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

Goodwill, beginning of the year	$51,220	$50,416
Additions in respect of acquisitions	-	456
Foreign currency translation adjustments	2,706	348

Goodwill, end of year	$53,926	$51,220

As of December 31, 2010, $ 14,535 and $ 39,391 is attributable to the Cellocator segment and to the Pointer segment, respectively.

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2010	2009	2010	2009
	%
Short-term bank loans:
In NIS	3 - 4	3 - 4	$3,435	$637
In Mexican Pesos	14.6	-	35	-

			3,470	637
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to, dollars	LIBOR + 2	LIBOR + 2	800	800
In, or linked to, dollars (see Note 11d)	4.4	LIBOR	1,013	2,096
In NIS linked to CPI	2.1-5.48	5.48	2,545	1,574
In NIS	6.681 - 7.39	6.681 - 7.39	3,677	3,221
In NIS	7.75	7.75	-	781
In NIS - Prime + 0.95% variable interest	4.45	-	628
In NIS	4	-	976	-
In EURO	8-16	8-16	61	37

			9,700	8,509

			$13,170	$9,146

Unutilized credit lines			$3,222	$6,179

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2010	2009

Employees and payroll accruals	$4,597	$4,072
Government authorities	836	543
Provision for warranty	428	334
Accrued expenses	1,138	1,203
Related party	52	52
Others	3	44

	$7,054	$6,248

NOTE 10:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2010	2009	2010	2009
	%

In, or linked to, dollars (see c below )	LIBOR + 2	LIBOR + 2	$3,000	$3,800
In NIS linked to CPI	2.1-5.48	5.48	5,309	5,446
In NIS - Prime + 0.95% variable interest	4.45	-	1,972	-
In NIS	4 - 7.39	6.68 - 7.39	9,938	10,933
In NIS	7.75	7.75	-	781

			20,219	20,960
Less - current maturities			8,627	6,376
Less - discount			66	91

			$11,526	$14,493

b.	As of December 31, 2010, the aggregate annual maturities of the long-term loans are as follows:

2011(current maturities)	$8,627
2012	7,744
2013	3,248
2014	600

$20,219

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS (Cont.)

c.
In respect of the bank loans provided to the Company for the purpose of funding the 2007 Acquisition Transaction, pursuant to which the Company acquired Cellocator, the Company is required to meet certain financial covenants as follows:

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

As of December 31, 2010 the Company is in compliance with the financial covenants of its bank loan.

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

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.
Shagrir will not decide on any distribution of dividends in Shagrir without a prior written consent from the bank.  Shagrir received such consent from the bank prior to its dividend distribution in March and December 2010.

As of December 31, 2010, Shagrir is in compliance with the financial covenants of its credit facility.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders and others - composition:

	Interest rate		December 31,
	2010	2009	2010	2009
	%

In NIS linked to CPI (see c1 below)	4	4	$159	$140
In Euro (see c2 below)	8-16	8-16	86	86
In U.S. dollars (see d below)	4.4	LIBOR	1,013	2,096
Linked to Euro (see c3 below)	2	2	35	37
In U.S. dollars (see c4 below)	-	-	737	737

			2,030	3,096
Less - current maturities			1,073	2,133

			$957	$963

b.	As of December 31, 2010, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2011 (current maturities)	$1,073
2012	26
2013	-
2014	35
2015	-
Thereafter	896

$2,030

c.	1.
During 2008-2009 Shagrir's subsidiary received loan in an amount of $ 140 from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir. As of December 31, 2010, the balance of the loan is $ 159.

2.
During August and October 2008, and also during March 2010, Pointer Romania signed an agreement of vehicles capital lease. The liability bears an annual interest rate of 8-16%. The loan will be repaid in 36 equal monthly payments.

3.	In September 2008, Pointer Romania received a loan of EURO 25,000 from its Romanian shareholder. The loan bears an annual interest rate of 2%.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

4.	Pointer Mexico received a loan of $ 737 from its Mexican local partner in 2005 and 2004. No maturity date was set for the loan and it is not expected to be repaid before January 1, 2012.

d.
As part of Cellocator acquisition the company issued a non-tradable debenture with a fair value of $ 1,951 convertible into 160,000 of the company ordinary shares. The debenture bears interest of annual LIBOR rate to be accrued until the date of repayment.  During September 2010, the company repaid approximately  $ 1,000 and  signed an amendment to the convertible loan agreement according to which the remaining amount of $ 1,000 will bear a fixed interest at an annual rate of 4.4%. As of December 31, 2010 the debenture balance was $ 1,013. The debenture shall mature until September 2011.

NOTE 12:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2010	2009

Provision for warranty	$177	$128
Deferred taxes	263	-
Deferred revenues	402	493

	$842	$621

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.
Shagrir recorded a first priority charge on all of its assets in favor of banks. Following the acquisition by Shagrir of Shagrir Towing Services Ltd, a second priority charge on all of Shagrir's assets was registered in the name of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. the sellers in this acquisition. This second prior charge was removed in September 2008. Following Shagrir's agreement with the Gandyr group dated November 15, 2004, a third priority charge was recorded on all of Shagrir's assets and a third priority fixed charge over the Company's rights to proceeds from several customers of Shagrir. The third priority charge was removed following the repayment of the loans to the Gandyr group in 2009.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Collateral:

1.
To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 2,564, in effect between January 2010 and January 2014.

2.	The Company obtained bank guarantees in the amount of $ 105 in favor of its lessor and customs.

3.
As of December 31, 2010 and 2009 the use of $ 133 and $ 30, respectively, has been restricted following B.C.R.A. (Central Bank of Argentina) regulations, until the company completes the registration with local authorities of certain capital contributions.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2010 is $ 2,338. No royalties were accrued or paid during 2010, 2009 and 2008.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2015. Minimum annual rental payments under non-cancelable operating leases are as follows:

2011	$1,368
2012	835
2013	750
2014	662
2015	123

$3,738

Rent expenses for the years ended December 31, 2010, 2009 and 2008, were $ 2,308, $ 1,899 and $ 1,801, respectively.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Litigation:

As of December 31, 2010, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 254. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

f.	Commitments:

1.
On March 2, 2010, Pointer Argentina signed an amended contract with a significant insurance company. According to the terms of the agreement, Pointer Argentina has committed to obtaining a monthly recovery rate of 75% of the quantity of stolen automobiles, when the number of end-users for that period exceeds 2,000. The percentage shall be measured annually, with the first review in April 2011 and then yearly reviews. If the degree of effectiveness required in the agreement is not achieved, Pointer Argentina shall pay the customer for each dollar below 75% of the total cost of the stolen vehicles.

As Pointer Argentina achieved the required effectiveness percentage as of December 31, 2010, no reserve has been accrued.

2.
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

3.
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

4.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to Shagrir, in consideration of NIS 1,000 per year linked to CPI. This amount is split between the Company (NIS 120) and the other shareholders of Shagrir.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 10c and 10d).

NOTE 14:-	EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital:

1.
In January 2007, the Company completed a round of financing for the aggregate amount of $ 4,675, out of which, an amount of $ 2,586 was received as of December 31, 2006, in consideration for 425,000 of the Company's Ordinary shares at a price per share of $ 11.0. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 212,500 ordinary shares of the Company, with an exercise price of $ 13.0 per share. The warrants may be exercised at any time until December 31, 2010.

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

3.	On July 18, 2008, The Company consummated a private placement of 140,056 of its ordinary shares to DBSI Investments Ltd., our principal shareholder, for an aggregate price of $ 1,000.

c.	Options:

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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY

As of December 31, 2010, 123,109 Options are available for future grant under the Plan.

2.	A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2010 and changes during the year ended December 31, 2010 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2010	189,125	$3.45
Granted	3,000	$7.00
Exercised	(18,250)	$3.14
Forfeited	(5,375)	$5.30

Outstanding at December 31, 2010	168,500	$3.49	1.75	$439

Exercisable at December 31, 2010	131,125	$3.45	1.58	$347

Vested and expected to vest at December 31, 2010	166,500	$3.48	1.75	$427

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $ 3.86, $ 1.63 and $ 3.81, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2010, there was approximately $ 43 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.81 years. Total grant-date fair value of options that vested during the year ended December 31, 2010 was approximately $ 152.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

3.	A summary of the status of the Company's employee stock options as of December 31, 2010, 2009 and 2008, and changes during the years then ended, are as follows:

	Year ended December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
	Amount	exercise	Amount	exercise	Amount	exercise
	of options	price	of options	price	of options	price

Options outstanding at beginning of year	189,125	$3.45	218,245	$8.99	256,145	$9.98
Granted	3,000	$7.00	15,000	$3.14	12,000	$6.00
Exercised	(18,250)	$3.14	-		$-	$
Forfeited	(5,375)	$5.30	(44,120)	$7.58	(49,900)	$13.35

Options outstanding at end of year	168,500	$3.49	189,125	$3.45	218,245	$8.99

Options exercisable at end of year	131,125	$3.45	112,063	$3.48	94,183	$9.8

The following table summarizes information relating to employees' stock options outstanding as of December 31, 2010, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2010	Weighted average exercise price
		Years

3.14	150,500	1.68	$3.14	119,125	$3.14
5.71-6.91	12,000	2.3	$6.01	9,000	$6.11
7.01-7.6	6,000	2.41	$7.30	3,000	$7.60

	168,500	1.75	$3.49	131,125	$3.45

4.
On February 25, 2009 the board of directors resolved to issue to the Company's employees options convertible to 15,000 of the Company's ordinary shares, pursuant to the 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $ 3.14 per share.

5.
On February 25, 2009 the board of directors resolved to modify the price of 166,750 options granted to the Company's employees with the exercise price of 7.01-11.24 between the period of May 2005 and December 2007, convertible to 166,750 of the Company's ordinary shares, pursuant to the 2003 Employee Share Option Plan, at an exercise price of $ 3.14 per share

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

The expected incremental cost that the Company has to recognize in its financial statements, as a result of the repricing of the options as described above, is estimated at approximately $ 83. The incremental cost will be recorded in the financial statements until 2011 according to the remaining period of vesting.

6.
On March 24, 2010, the Board of Directors resolved to extend the exercise period of 40,000 options granted to the Chief Executive Officer of the Company, by eighteen months until November 23, 2011. The exercise price of the options is $ 3.14 per share. As a result, the company recorded an additional amortization of stock compensation in the amount of $ 23.

7.
On October 13, 2010, the board of Directors resolved to issue to one of our directors options exercisable to 3,000 of the company's ordinary shares, pursuant to the plan, which will vest in three equal annual installments over a period of three years, commencing as of date of the grant, at an exercise price of $ 7.00 per share.

8.
In January 2011, the board of Directors appointed the Company’s new CEO effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with our 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to our growth and profitability in the year preceding payment of the bonus.

d.     Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company's policy is not to declare dividends out of tax exempt earnings.

Shagrir distributed dividend at an amount of approximately $ 5,180, out of which $ 2,250 was paid to non - controlling interest

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2010	2009	2008

Numerator:

Numerator for basic net earnings per share - Net income (loss)	$1,130	$(2,107)	$2,373
Effect of diluting securities	(69)	(106)	(47)

Numerator for diluted net earnings per share - Net income (loss)	$1,061	$(2,213)	$2,326

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	4,768	4,753	4,679
Effect of diluting securities (in thousands)	66	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	4,834	4,753	4,679

Basic net earnings (loss) per share	$0.24	$(0.44)	$0.51

Diluted net earnings (loss) per share	$0.22	$(0.47)	$0.50

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

d.
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

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

e.	Income before taxes on income:

	Year ended December 31,
	2010	2009	2008

Domestic	$6,681	$3,989	$6,953
Foreign	(2,041)	(1,900)	(1,692)

	$4,640	$2,089	$5,261

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.       Provided in respect of the following:

	December 31,
	2010	2009

Reserves and accruals	$382	$414
Carryforward tax losses	20,824	20,368
Other temporary differences, net	1,834	1,590
Goodwill	(4,664)	(3,560)

Net deferred tax assets before valuation allowance	18,376	18,812
Valuation allowance (3)	(18,639)	(17,492)

Net deferred tax assets (Liabilities)	$(263)	$1,320

Domestic	$(263)	$1,320
Foreign	-	-

	$(263)	$1,320

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	2010	2009

Current assets	$-	$813
Long-term assets	-	507
Long-term Liabilities	(263)	-

	$(263)	$1,320

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

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2010	2009	2008

Income before taxes, as reported in the consolidated statements of operations	$4,640	$2,089	$5,261

Statutory tax rate	25%	26%	27%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,160	$543	$1,420
Tax adjustment in respect of different tax rates and changes in tax rates	(83)	(833)	-
Non-controlling interest in earnings of subsidiary	-	-	(591)
Operating carryforward losses for which a valuation allowance was provided	576	1,159	-
Realization of carryforward tax losses for which a valuation allowance was provided and change in valuation allowance in respect of deferred taxes	(78)	(551)	(292)
Nondeductible expenses and other	(51)	569	103

	$1,524	$887	$640

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	INCOME TAXES (Cont.)

g.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 83,915 (including a capital loss in the amount of approximately $ 33,864) as of December 31, 2010. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 1,196 as of December 31, 2010. The carryforward tax losses will expire from 2011 to 2015.

Carryforward tax losses of Shagrir totaled approximately $ 17,582 as of December 31, 2010. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 5,599 as of December 31, 2010. The carryforward tax losses will expire from 2014 to 2019.

h.	Final tax assessments:

Tax assessments for the Company, Shagrir, Pointer Mexico and Pointer Argentina are considered final as of the 2006 tax year.

i.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2010	2009	2008

Current	$(61)	$107	$12
Deferred	1,585	780	628

	$1,524	$887	$640

Domestic	$1,585	$780	$628
Foreign	(61)	107	12

	$1,524	$887	$640

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2010	2009
Other accounts payable and accrued expenses:

DBSI (see Note 13f(1))	$52	$52

b.	Transactions with related parties:

	Year ended December 31,
	2010	2009	2008

Management fees to DBSI (see Note 13f(1))	$180	$180	$180

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

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

During 2008, as a result of the 2007 Acquisition Transaction in which the Company acquired Cellocator and following a determination by the CODM's (chief operating decision maker), which is the Chief Executive Officer to control and manage the results of the Company's business by means of two segments, the Company began to produce discrete operating results of two business units, the Cellocator segment and the Pointer segment.

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

The Company applies ASC 280, Segment Reporting (formerly FAS 131, "Disclosures about Segments of an Enterprise and Related Information").

b.	The following presents segment results of operations for the year ended December 31, 2010:

	Cellocator segment	Pointer segment	Total

Segments revenues	$23,533	$58,627	$82,160
Intersegments revenues	(8,297)	-	(8,297)

Revenues from external customers	$15,236	$58,627	$73,863

Segments operating profit	$2,839	$3,898	$6,737

Segments assets	$25,163	$80,112	$105,275

Depreciation and amortization expenses	$1,360	$4,208	$5,568

Expenditures for assets	$471	$4,010	$4,481

The Pointer segment revenues include revenue from services in the amount of $ 48,334.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$6,737
Intercompany income on intersegment sales	(100)

Operating income	$6,637

Segments assets	$105,275
Intercompany elimination	(1,845)

Total assets	$103,430

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2009:

	Cellocator segment	Pointer segment	Total

Segments revenues	$15,380	$54,187	$69,567
Intersegments revenues	(4,242)	-	(4,242)

Revenues from external customers	$11,138	$54,187	$65,325

Segments operating profit (loss)	$(3,144)	$7,043	$3,899

Segments assets	$24,799	$73,922	$98,721

Depreciation and amortization expenses	$4,503	$3,751	$8,254

Expenditures for assets	$117	$3,325	$3,442

The Pointer segment revenues include revenue from services in the amount of $ 45,118.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$3,899
Intercompany income on intersegment sales	276

Operating income	$4,175

Segments assets	$98,721
Intercompany elimination	(1,748)

Total assets	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2010	2009	2008

1.	Revenues *):

	Israel	$53,574	$50,604	$54,322
	Latin America	11,483	6,325	7,923
	Europe	7,553	7,376	12,826
	Other	1,253	1,020	1,584

		$73,863	$65,325	$76,655

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2010	2009	2008

2.	Long-lived assets:

	Israel	$70,166	$68,129	$72,189
	Argentina	1,356	1,371	977
	Mexico	156	143	142

		$71,678	$69,643	$73,308

d.	In 2010, 2009 and 2008, none of our customer accounted above 10% of the Company's revenues.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2010	2009	2008

a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$39	$7	$21
	Other	38	27	-

		77	34	21
	Expenses:
	Bank charges and interest expenses	1,566	1,709	1,948
	Foreign currency transaction adjustments	191	(78)	1,283
	Interest on long-term loans to others	282	414	(3)
	Amortization of discount on long-term loans	-	-	704
	Interest on debenture	(6)	39	77
	Change in fair value of foreign currency forward contracts	20	20	-
	Other	-	-	66

		2,053	2,104	4,075

		$1,976	$2,070	$4,054

b.	Other expenses (income), net:

	Capital loss (gain)	$21	$16	$(36)
	Other	-	-	14

		$21	$16	$(22)