Form 20-F
period 2011-12-31
Pointer Telocation Ltd
filed 2012-03-29
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission File number:   001-13128

POINTER TELOCATION LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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
4,860,024 Ordinary Shares, NIS 3.00 nominal value per share

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Table of Contents

PART I.		8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		8
ITEM 3. KEY INFORMATION		8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	11
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
D.	RISK FACTORS	11
ITEM 4. INFORMATION ON THE COMPANY		30
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	30
B.	BUSINESS OVERVIEW	36
C.	ORGANIZATIONAL STRUCTURE	45
D.	PROPERTY, PLANTS AND EQUIPMENT	45
ITEM 4A. UNRESOLVED STAFF COMMENTS		46
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		46
A.	OPERATING RESULTS	46
B.	LIQUIDITY AND CAPITAL RESOURCES	65
C.	RESEARCH AND DEVELOPMENT	68
D.	TREND INFORMATION	70
E.	OFF-BALANCE SHEET ARRANGEMENTS	73
F.	CONTRACTUAL OBLIGATIONS	74
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		75
A.	DIRECTORS AND SENIOR MANAGEMENT	75
B.	COMPENSATION	77
C.	BOARD PRACTICES	78
D.	EMPLOYEES	82
E.	SHARE OWNERSHIP	83
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		84
A.	MAJOR SHAREHOLDERS	84
B.	RELATED PARTY TRANSACTIONS	85

C.	INTERESTS OF EXPERTS AND COUNSEL	86
ITEM 8. FINANCIAL INFORMATION		86
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	86
B.	SIGNIFICANT CHANGES	87
ITEM 9. THE OFFER AND LISTING		87
A.	OFFER AND LISTING DETAILS	87
B.	PLAN OF DISTRIBUTION	89
C.	MARKETS	89
D.	SELLING SHAREHOLDERS	89
E.	DILUTION	89
F.	EXPENSES OF THE ISSUE	89
ITEM 10. ADDITIONAL INFORMATION		90
A.	SHARE CAPITAL	90
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	90
C.	MATERIAL CONTRACTS	98
D.	EXCHANGE CONTROLS	100
E.	TAXATION AND GOVERNMENT PROGRAMS	100
F.	DIVIDENDS AND PAYING AGENTS	104
G.	STATEMENT BY EXPERTS	104
H.	DOCUMENTS ON DISPLAY	104
I.	SUBSIDIARY INFORMATION	105
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		105
ITEM 12. DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES		108
PART II		108
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		108
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		108
ITEM 15T. CONTROLS AND PROCEDURES		109
ITEM 16. [RESERVED]		110
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT.		110
ITEM 16B. CODE OF ETHICS.		110
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.		110

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms "we," "us," "our" and the "Company" mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term "Pointer" means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our Pointer segment. Through our Pointer segment, we act as an operator by bundling our products together with a range of services, including stolen vehicle tracking, fleet management, roadside assistance, car sharing and emergency home repair services for sale to insurance companies, fleets, and individual customers. For further information, please see "Item 4 —Information on the Company".

This Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at “Item 3D—Risk Factors.”  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On August 10, 2005, a 100 to 1 reverse stock split of our ordinary shares was effected. As a result of the reverse stock split, each one hundred shares of our ordinary shares with par value NIS 0.03 were converted into one ordinary share NIS 3.00. All share numbers in this annual report reflect this reverse split.

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

We derived the following selected consolidated financial data for each of the years ended December 31, 2011, 2010 and 2009 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2008 and 2007 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2011	2010	2009	2008	2007
Statement of Income Data:
Revenues:
Products	31,140	25,415	20,038	30,645	15,821
Services	54,778	48,448	45,287	46,010	35,806
Total Revenues	85,918	73,863	65,325	76,655	51,627
Cost of revenues:
Products	18,283	14,175	10,774	16,392	9,414
Services	37,249	31,264	26,645	29,869	23,034
Amortization of intangible assets	1,498	978	976	980	277
Total Cost of Revenues	57,030	46,417	38,395	47,241	32,725
Gross profit	28,888	27,446	26,930	29,414	18,902
Operating Expenses:
Research and development, net	3,082	2,532	2,817	2,511	1,675
Selling, general and administrative expenses	20,382	16,503	15,037	15,245	11,143
Amortization of intangible assets	1,821	1,774	1,942	2,365	1,841
Impairment of intangible asset	6,216	-	2,959	-	36
Total operating income (loss)	(2,613)	6,637	4,175	9,293	4,207
Financial expenses, net	1,779	1,976	2,070	4,054	2,814
Other income (expenses)	77	21	16	22	(12)
Income (loss) before tax on income	(4,469)	4,640	2,089	5,261	1,381
Taxes on income	2,383	1,524	887	640	353
Income after taxes on income	(6,852)	3,116	1,202	4,621	1,028
Equity in losses of affiliate	1,634	1,158	677	-	-
Net income (loss)	(8,486)	1,958	525	4,621	1,028
Net income attributable to non-controlling interest	41	828	2,632	2,248	1,366
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	(8,527)	1,130	(2,107)	2,373	(338)
Basic net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	(1.78)	0.24	(0.44)	0.51	(0.08)
Diluted net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	(1.79)	0.22	(0.47)	0.50	(0.08)
Basic weighted average number of shares outstanding (in thousands)	4,789	4,768	4,753	4,679	4,271
Diluted weighted average number of shares outstanding (in thousands)	4,789	4,834	4,753	4,679	4,310
Balance Sheet Data:
Total assets	89,338	103,430	96,973	102,599	100,236
Net assets (liabilities) of continuing operations	26,594	36,868	33,809	35,815	32,203
Working capital (deficit)	(14,928)	(15,093)	(12,206)	(7,867)	(15,327)
Shareholders’ equity	31,801	43,646	41,479	41,187	35,270
Pointer Telocation Ltd. shareholders	26,594	36,868	33,809	35,815	32,203
Non controlling interest	5,207	6,778	7,670	5,372	3,067
Share capital	3,353	3,280	3,266	3,266	3,139
Additional paid-in capital	119,147	118,512	118,348	118,015	116,910

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

	Year Ended December 31,
	2011	2010	2009
Revenues
Products	36	34	31
Services	64	66	69
Total Revenues	100	100	100
Cost of Revenues:
Products	21	19	16
Services	43	43	41
Amortization of intangible	2	1	1
Total Cost of Revenues	66	63	58
Gross profit	34	37	42
Operating Expenses:
Research and development costs, net	4	3	4
Selling, general and administrative expenses	24	22	23
Total operating Expenses	28	25	27

Amortization of intangible assets and Impairment of long lived assets	9	2	8
Operating income (loss)	(3)	9	7
Financial expenses	2	3	3
Other income (expenses)	-	-	-
Income (loss) before tax on income	(5)	6	3
Taxes on income	3	2	1
Income (loss) after tax	(8)	4	2
Equity in losses of affiliate	2	1	1
Net income (loss) attributable to non-controlling interest	(10)	1	4
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders)	(10)	2	(3)

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset tracking,  fleet management and security products for sale to third party operators providing mobile resource management  services world-wide, and to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Argentina, Mexico and Brazil by bundling our products together with a range of services (which varies in each country), including stolen vehicle retrieval services and fleet management, roadside assistance, and car sharing services, in addition to emergency home repair services for sale to insurance companies, car fleets, and individual customers.

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

The products that we market, distribute and sell through our Cellocator segment are either manufactured or assembled at our own facility in Israel or, in certain cases, manufactured, surface mounted on printed circuit boards and assembled through supply agreements with third party subcontractors in Israel and abroad. Since 2010, we have been transitioning certain elements of our manufacturing and assembly process to third party subcontractors abroad. As a result, our control over the manufacturing process has been reduced to some degree and our dependence on third party manufacturers and producers has been increased. Consequently, as this transitioning continues, the number of factors over which we have only limited control will increase, which may have an adverse affect our future production and supply capabilities. Additionally, many of our products are the result of complex manufacturing processes, and are sometimes dependent on components with a limited source of supply.  As a result, we can provide no assurances that supply sources will not be interrupted from time to time.  Furthermore, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products.  As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

The growth of our business depends on the success of our current and new products.

Our growth depends on the continued success of our existing products, as well as the successful design and introduction of new products. For example, as is the case with any product intended to prevent vehicle theft, over time, there may be an increased ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our stolen vehicle retrieval, or SVR, or anti-theft products (although it is difficult to verify this fact). An increase in the ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of those products could adversely affect demand for our SVR and anti-theft products, which would consequently affect our revenues.

In addition, our ability to create new products and to sustain existing products is affected by whether we can successfully anticipate and respond to consumer preferences and business trends. The failure to develop and launch successful new products could hinder the growth of our business. Also, we may have to invest more resources in development than we originally intended. marketing can be longer than expected and there is no assurance of successful development or increased returns from a potential market, which may adversely affect our business.

Undetected defects in our products may increase our costs and impair the market’s acceptance of our products.

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

While we have a diversified product base, offering some customers radio frequency devices and others cellular units together with GPS devices, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our components for the devices in our Cellocator products are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is performed by two sub-contractors. Assembly is performed by us and by subcontractors located in Israel and abroad. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

•	reduced control over delivery schedules, quality assurance, manufacturing yields and cost
•	reduced manufacturing flexibility due to last moment quantity changes;
•	transportation delays;
•	political and economic disruptions;
•	the imposition of tariffs and export controls on such products;
•	work stoppages;
•	changes in government policies;
•	the loss of molds and tooling in the event of a dispute with a manufacturer; and
•	the loss of time, when attempting to switch from one assembly-manufacturer to another, thereby disrupting deliveries to customers.

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

Systems based on our products are currently installed worldwide, with the majority of our products sold outside of Israel.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we experienced the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic market;
•	foreign exchange controls and licenses;
•	trade restrictions;
•	changes in tariffs;
•	currency fluctuations;
•	economic or political instability;
•	international tax aspects;
•	regulation requirements; and
•	greater difficulty in safeguarding intellectual property.

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

Should any of our competitors successfully provide a broader range of products with competitive pricing, our business results could be materially adversely affected. While we plan to continue improving our technology and products, and maintain our marketing efforts, we cannot guarantee that we will increase or maintain our customer base.

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

Our success and our ability to compete in sales of products by our Cellocator segment depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We cannot assure you that these efforts will successfully protect our technology due to the following factors:

•	the laws of certain foreign countries may not protect our proprietary rights to the extent that they are protected by the laws of the United States;
•	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;
•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;
•	measures like entering into non-disclosure agreements afford only limited protection; and
•
our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

We may see a decrease in demand for our products should OEM vehicle manufacturers begin embedding tracking and communication devices in their vehicles as part of their basic vehicle offerings.

Our stolen vehicle retrieval and mobile resource management products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, should vehicle manufacturers develop and embed tracking and communication devices in their vehicles, there may be a decrease in demand for our own products.

Risk Factors relating to our Pointer segment

We may not be able to successfully compete in the extremely competitive markets for our services.

We face intense competition in all the markets in which we offer our services.
Should any of our competitors successfully provide a broader, more efficient or attractive combination of services to insurance companies, automobile owners, fleets, and car sharing users, in addition to such services as roadside assistance or emergency home repair, our business results could be materially adversely affected. For more information on our competitors, see Item 4B  - Competition.

Due to the significant penetration of mobile resource management services, or MRM, such as stolen vehicle retrieval services, asset-tracking services and fleet management services, as well as the moderate overall growth of these markets in the countries in which they are provided, we anticipate that revenues from MRM sales may increase in those countries. However, because of intense competition in those markets, we expect that our margins may decrease.

We rely on third party operators to provide our services in certain countries

In countries in which our subsidiaries conduct activities, we rely on subcontractors and police forces to provide our stolen vehicle retrieval services. This requires us to maintain solid relationships with these third party operators and governmental entities to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these third party operators, we have little or no control over their effectiveness or methods of operation. Should we fail to maintain relationships with these third party operators, or should these operators fail to successfully market and service our products, including a failure to recover the stolen vehicles effectively and in a timely manner, it could negatively impact customers’ perception of the usefulness of our products and services and our business would be adversely affected.

In offering our services, we use fixed price contracts with our customers.

Our roadside services in Israel are offered at annually or monthly fixed price contracts, according to which we are generally paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Similarly, we are paid an annual fixed price by insurance companies for our emergency home repair services. Should operational expenses rise due to factors such as a rise in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in labor costs or other variable costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which subscribers may take advantage of our roadside services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or increased theft ratio may increase customer usage of our services in any given year, thus reducing profit margins.

Most of the stolen vehicle retrieval services, fleet management services, and services provided by our Pointer segment are offered at monthly fixed price contracts, according to which we are paid a fixed price each month by our customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of components or labor costs, our fixed price contracts may not adequately cover our future outlays.

Risk Factors Relating to Our Company

Pointer Telocation Ltd. shareholders have a history of losses.

With the exception of the years 2010, 2008, 2006 and 2003, Pointer Telocation Ltd. shareholders incurred a loss in each year of the Company's existence. The net loss attributable to Pointer Telocation Ltd. shareholders in 2011 was $8.5 million, consisting of a loss of $1.8 million resulting from continuing operations and $6.7 million in impairment of goodwill and intangible assets. Pointer Telocation Ltd. shareholders may continue to sustain net losses for the foreseeable future given the markets in which we operate. As a part of our strategy, we are focusing on the development of new businesses, products, technology and services in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If Pointer Telocation Ltd. shareholders may continue to sustain prolonged losses or losses from continuing operations, we may have to cease our operations.

Conditions and changes in the global economic environment may adversely affect our business and financial results.

The global economy in 2011 was adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and business insolvencies. These events and related uncertainty about future economic conditions, including conditions in Europe, our primary Cellocator market, following the debt crisis there in 2011, could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

        If the current uncertainty in the general economy, the European economy in particular, and the automotive industries sector does not change or improve, our business, financial condition and results of operations could be harmed.

Changes in practices of insurance companies in the markets in which we provide our SVR services and sell our SVR products could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our products. In Israel, insurance companies either mandate the use of SVR services and products for certain cars, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Argentina, insurance companies purchase or lease our products directly and subsequently require their customers to subscribe to our SVR services.

Therefore, we rely on insurance companies’ continued practice of:

•	accepting vehicle location and recovery technology as a preferred security product; and

•	with respect to insurance companies in Argentina, deciding to purchase or lease SVR services products from us directly.

If any of these policies or practices change, revenues from sales of our SVR services and products could decline, which could adversely affect our revenues and growth potential.

A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.

Our stolen vehicle retrieval and mobile resource management products are primarily installed before or immediately after the initial sale of private or commercial vehicles.  Consequently, a reduction in sales of new vehicles could reduce our applicable market for stolen vehicle retrieval and mobile resource management products, and, consequentially, reduce the market for stolen vehicle retrieval services and mobile resource management services which utilize our products.  New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices, or an increased difficulty in obtaining credit or financing in the applicable local or global economy.  A decline in sales of new vehicles in the markets in which our Cellocator segment and Pointer segment operate could result in reduced demand for our products and services.

A reduction in vehicle theft rates may adversely impact demand for our SVR services and products.

Demand for our SVR services and products depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in some or all of our existing markets decline, or if insurance companies or our other customers believe that vehicle theft rates have declined or are expected to decline, demand for our SVR services and products may decline.

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

Following our acquisition of the activities of Shagrir Towing Services, the customers which account for a significant part of the revenues of Shagrir Systems Ltd., or Shagrir, are Israeli insurance companies which offer our roadside assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers, as well as Argentine insurance companies which require their customers to obtain stolen vehicle retrieval services as part of their vehicle insurance policy packages. Although in 2011 none of our customers comprised over 10% of our total revenues, the loss of even a small number of customers could materially affect our financial condition.

If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

Our operations rely on the use of information technology and any material security failure of that technology could harm our business.

Our operations, including the provision of mobile resource management services and our Cellocator segment, rely on the use of information technology and any material security failure of that technology or cyber attack could harm our business. We have implemented cyber security controls which involve the prevention, detection and recovery of data in the event of cyber security breaches. We perform regular effectiveness of control reviews of some of our systems as well as an annual external review of the degrees of effectiveness of the network security in our various departments. However, the internal controls we use over cyber security may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In the event of a cyber attack, we could experience the corruption or loss of data, misappropriation of assets or sensitive information, including customer information, or operational disruption. This could result in substantial loss of revenues, response costs and other financial loss, and may subject us to litigation and cause damage to our reputation, for which we may not be covered under our current insurance policies.

The use of our products is subject to international regulations.

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by our Pointer segment or by other operators, including the State of Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals which our operators and our Pointer segment have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems and products will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

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

During 2011, 2010 and 2009 Pointer do Brazil Commercial S.A, or Pointer Brazil, entered into loan agreements for an aggregate amount of $685,000 with several Brazilian banks in order to finance its operations. Should Pointer Brazil fail to repay the loans in accordance with the repayment schedule pertaining to the loans or if the Banks refuse to amend the relevant repayment schedule, the Banks may realize certain liens that were created in their favor, which in turn may have a material adverse affect on Pointer Brazil's financial condition. As of December 31, 2011 the amount outstanding under the loans is approximately $560,000.

As of December 31, 2011, Shagrir has in the aggregate approximately $16.3 million in outstanding loans from Bank Hapoalim and Bank Leumi. Despite the fact that Shagrir is cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should the banks refuse to amend the relevant repayment schedule, the banks may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations.

As of December 31, 2011, Pointer has in the aggregate approximately $2.7 million in outstanding loans from Bank Hapoalim and unutilized credit facilities of $1.6 million. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim refuses to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor, which in turn may have a material adverse affect on Pointer's financial condition.

In January 2008 Pointer entered into credit facilities for an aggregate amount of $1 million with Israel Discount Bank B.M., in order to finance its working capital. As of December 31, 2011, $ 0.3 million of these credit facilities were utilized.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. Please see Notes 11c and 11d to our consolidated financial statements for further information.  The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans, permitting the applicable lender to accelerate all borrowings. As of December 31, 2011, Pointer and Shagrir were in compliance with the restrictive financial covenants.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $47.5 million at December 31, 2011.

        In 2011, we wrote-down our goodwill by an amount of $6.2 million due to the impact of changes in economic conditions and forecasted results of our Cellocator segment. In addition, we amortized $0.5 million of the development technology intangible assets acquired from Cellocator Ltd. in September 2007. The circumstances leading to the impairment are attributed to the obsolescence of certain older Cellocator technology.

In 2009 we amortized $3 million of customer related intangible assets attributable to our acquisition of Cellocator due to the decrease in activity of former customers of Cellocator as a result of the worldwide economic downturn.

No impairment losses were identified in 2010.

   We test goodwill for impairment at least annually and potentially more frequently in the event that indicators for potential impairment exist. We review our finite-lived intangible assets for impairment when events or changes in circumstances indicate their carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a sustained decline in our share price, market capitalization or future cash flows, slower growth rates in our industry, termination of contracts assumed in connection with a merger or acquisition and obsolescence of acquired technology. In particular, the nature of the current worldwide economic instability and the potential impact of this on our business and our share price could require us to record a significant charge to earnings in our financial statements due to impairment of our goodwill or amortizable intangible assets.  If that happens, then our results of operations will be negatively impacted for the period in which such determination was made.

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

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with our employees.  These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements.  Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.  If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

Our major shareholder has a controlling stake in our company and is affiliated with three members of our board of directors.

Pursuant to a series of investments in the Company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 37.84% of our issued and outstanding shares or 32.95% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

Our board of directors currently consists of 6 members, of which three are affiliated with DBSI. As a result, DBSI has the ability to affect the decisions made by our full board of directors.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, or the Israeli Companies Law. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

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

Our ordinary shares are traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. Our ordinary shares are traded on these markets in different currencies (U.S. Dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2012 to February 28, 2012 was 1,168 shares on the NASDAQ Capital Market and 1,527 shares on the TASE. The high and low bid price of our ordinary shares from January 1, 2012 to February 28, 2012 has been $2.85 and $4 respectively on the NASDAQ Capital Market and between NIS 10 (approximately $2.6) and NIS 15 (approximately $ 3.93) during the same period  on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. The trading prices of our ordinary shares on these two markets are expected to often differ, as a result of the factors described above and differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. Furthermore, the delisting of our shares from the TASE, which will be effective as of April 17, 2012, may have an effect on the trading volume of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. From December 2008 through January 2009, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. During 2011, Egypt went through significant political turbulence, following the resignation of Hosni Mubarak as president, due to protests throughout Egypt. The recent election of parties hostile to Israel to a New People's Assembly of Egypt may damage the current peaceful and diplomatic relations between Israel and Egypt, which would affect the region as a whole. In addition, Israel is reported to be considering an attack on Iran which is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. The continued political instability in Egypt, Syria and the Middle-East as a whole, and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Additionally, the political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2002 and 2005 the rate of devaluation of the NIS against the Dollar was 7.3% and 6.8% respectively, while in 2003, 2004, 2006, 2007, 2008, 2009 and 2010, the NIS appreciated in value in relation to the Dollar by 7.6%, 1.6%, 8.2%, 9%, 1.1%, 0.7% and 6%, respectively. In 2011, the devaluation rate of the NIS against the Dollar was 7.7% while the fluctuation during 2011 was between 5.2% revaluation and 7.7% devaluation. As of December 31, 2011, our revenues in NIS accounted for approximately 72% of our total revenues in 2011. Loans and utilized credit facilities in the amount of approximately $16.8 million, constituting approximately 77% out of our total loans and credit facilities, are also denominated in NIS. Approximately 79% of our expenses (primarily labor expenses of the operations of our Cellocator segment and Shagrir in Israel) are incurred in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.  On the other hand, as of December 31, 2011, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real and Mexican Pesos. Loans and credit facilities in the amount of approximately $4.2 million, constituting approximately 19% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2011 we entered into a foreign currency hedging transaction to partially manage the risk related to salary expenses in 2011 and 2012. Therefore, to the extent our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

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

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders.  As of December 31, 2011, we had outstanding loans in the amount of $3 million linked to Israeli CPI. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2011, we did not increase the salaries of our employees in Israel due to an increase in inflation. In Argentina, we are facing a similar situation, and accordingly, in 2011, due to an increase in inflation, we increased the salaries of some of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

We may not be eligible for programs or to receive grants provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

We have received certain grants and programs from the Israeli Government. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, we may have to refund payments previously received under these programs or pay fines.

Changes in Israeli regulations may materially affect the business of T.M.C. Technologies Systems L.P.., or TMC LP, a subsidiary of Shagrir, and may inhibit Shagrir's ability to obtain repayment of the loan it has extended to the partnership.

Shagrir currently holds a 51% interest in TMC LP, which will provide advanced technological solutions for the collection of travel fares from taxi and transportation service fleets. To date, Shagrir has provided the partnership with a loan of $300,000.The business of TMC LP is subject to regulation and a change in Israeli regulations may materially affect TMC LP's business, as well as inhibiting Shagrir's ability to obtain repayment of the loan it has extended to the partnership.

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

Our principal place of business is located at 14 Hamelacha Street Afek Industrial Park, Rosh Haayin, Israel, and our telephone number is 972-3-572-3111.  Our Web site is www.pointer.com. Information on our website is not part of, nor incorporated by reference into, this annual report.

In addition to our company's principal place of business as described above, the headquarters of our subsidiary Shagrir are located in Holon, Israel; the headquarters of our subsidiary Pointer Localization Y Asistencia, or Pointer Argentina, are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico are located in Mexico City, Mexico; the headquarters of our subsidiary Pointer do Brazil Commercial S.A or Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary S.C. Pointer S.R.L., or Pointer Romania, are located in Bucharest, Romania; the headquarters of our subsidiary, Pointer Telocation Inc., are located in Texas, USA; and the headquarters of our subsidiary Car2Go Ltd. are located in Tel Aviv, Israel.

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

In February 2005, Shagrir purchased the assets and activities of Shagrir Towing Services, or Shagrir Towing, an Israeli company which provided roadside assistance and towing services in Israel. In order to finance Shagrir’s acquisition of Shagrir Towing, Shagrir received loans from several investors, including a convertible loan from a group of investors led by Gandyr Investments Ltd., or Gandyr. In November 2005, the group of investors led by Gandyr exercised their options to convert their loan into shares of Shagrir.

In July, 2011, 903 options granted under Shagrir's employee share option plan were exercised to purchase ordinary shares of Shagrir, and in January 2012, 2,480 options were exercised. As a result, our holdings in Shagrir were diluted and we currently hold approximately 54.48% of the issued and outstanding share capital of Shagrir. There currently remain no exercisable options to purchase ordinary shares of Shagrir.

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

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.  The consideration for the acquisition consisted of (i) $16.7 million in cash, (ii) 160,000 ordinary shares of the Company, and (iii) a non-tradable debenture from the seller with a fair value of $ 1,951,000, which was convertible into 160,000 ordinary shares of the Company. In January 2008, the seller decided not to convert the debenture, and as a result Cellocator and/or its shareholders hold, in the aggregate, approximately 3.4% of our issued and outstanding share capital. In September 2010, we paid $951,000 out of the principal amount of the non-tradable debenture plus accrued interest. A new debenture was entered into with MSY Assets Ltd., a company affiliated with the seller, for the remaining $1 million, plus interest at a rate of 4.4% per annum, which was paid in September 2011.

In July 2008, Shagrir, together with a Romanian third party, incorporated a Romanian company, Pointer Romania, to provide roadside assistance and towing services in Romania. As of December 31, 2011, Shagrir holds 50% of the issued share capital of Pointer Romania, and rest is held by third party Romanian shareholders. Pursuant to an amendment to the above agreement executed by Shagrir and Ovidiu Demetrescu, a Romanian national, dated January 1, 2012, Shagrir acquired an additional 15% of the issued share capital of Pointer Romania for nominal value. On July 11, 2008, Pointer Romania signed an agreement to provide roadside assistance services in Romania to a large Romanian-based petrol company, which in turn would offer the services to its customers, starting October 1, 2008, for over a period of two years. The Romanian-based petrol company was in breach of the agreement, and in November 2009, Pointer Romania commenced legal proceedings against the Romanian-based petrol company in a Romanian court to enforce the agreement. A judgment was handed-down in favor of Pointer Romania, awarding it approximately 30,000 Euro. The Romanian-based Petrol Company and Pointer Romania are currently in discussions for reaching a settlement.

In August 2008, we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brazil Commercial S.A. As of December 31, 2011, we hold 48% of the share capital of Pointer Brazil with an option to acquire additional 4%.

In October 2008, we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

On May 17, 2009 Shagrir purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. As part of the terms of the acquisition, Shagrir provided Car2go with a loan in the amount of up to $1.5 million (consisting of $241,000 in cash and $1.2 million in services). The loan was provided during 2010. The loan is linked to the Israeli CPI and bears an interest of 4%. Car2go will repay the loan in quarterly installments commencing on May 15, 2013. On February 28, 2012, Shagrir signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir will invest NIS 3 million in cash or in services in consideration for 3,087 ordinary shares of Car2go. Following the issuance, Shagrir will hold 58.46% of Car2go. However, the terms of the agreement are such that if there is no additional investment in Car2go by a third party within two (2) years from signing, Shagrir's holding may be retroactively increased to 62.3%.

On October 28, 2010, Shagrir entered into an agreement with Carasso Motors Ltd., or Carasso. Carasso imports and distributes vehicles and spare parts, offers insurance plans, trade-in services and is the exclusive importer and distributor of Renault from France and Nissan from Japan. Pursuant to the agreement, Shagrir will provide products and installation services of anti-car-theft devices and other car accessories to Carasso.

As a result of the Company's acquisition of Cellocator and following a determination by the Company's management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. Our Cellocator segment designs, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 45 countries, as well as to our Pointer segment. Our Pointer segment acts as an operator primarily in Israel, Argentina, Mexico and Brazil by bundling our products together with a range of services, including stolen vehicle retrieval services fleet management and asset tracking services, and also provide roadside assistance services in Israel and Romania for sale primarily to automotive and insurance companies. See Item 4.B – Business Overview for a further description of our business segments.

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

Recent Developments.

Since January 1, 2011, the following material events have occurred:

Sale of Rider shares

Pursuant to an agreement dated June 28, 2010, or the Rider Agreement, Shagrir, together with Nativ Nehoray, or Nehoray, and Tishim veTeisha (99) Yizum veNihul Ltd., or Tishim veTeisha, incorporated a joint venture, Rider Mekvuzat Shagrir Ltd., or Rider, which was intended to provide Israeli insurance companies with various products and services which could be offered to their policy holders. Pursuant to the terms of the transaction, Shagrir held 67% of the issued share capital of Rider.  Additionally, under the agreement, Shagrir agreed to provide a loan facility to Rider, the Rider Loan, of up to NIS 15 million. A total of NIS 4,619,000 was drawn down under the Rider Loan.

On July 10, 2011, Shagrir entered into a further agreement with Nehoray and Tishim veTeisha to terminate the Rider Agreement and to sell at nominal value all of Shagrir's shares in Rider to Nativ Nehoray Ltd., a company owned by Nehoray. In addition, Shagrir sold to Nehoray the rights to repayment of the Rider Loan plus interest and Consumer Price Index linkage differentials, totaling NIS 4,779,000, in consideration for NIS 1,205,000, to be paid to Shagrir in twenty-four monthly installments. As a result of the agreement, Shagrir recorded a capital loss in the amount of NIS 393,000.

Appointment of the Chief Executive Officer

In January 2011, we announced the appointment of Mr. David Mahlab, as our Chief Executive Officer effective as of February 1, 2011. Under the terms of his employment, Mr. Mahlab was granted 246,984 options at an exercise price of $7.00, in accordance with our 2003 share option plan, which will vest (subject to his continued employment) over a three year period commencing upon the effective date of his employment. Unless terminated for cause, we may only terminate Mr. Mahlab's employment by advance notice of between 6 - 12 months depending upon the length of Mr. Mahlab's engagement at the time of his termination. Mr. Mahlab may terminate his employment upon provision of 30 days notice. Mr. Mahlab is also entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to our growth and profitability in the year preceding payment of the bonus.

Repayment of non-tradable debenture

As part of the Cellocator acquisition in 2008, we issued a non-tradable debenture with a fair value of $ 1,951,000 convertible into 160,000 of our Ordinary Shares. The debenture bears annual interest at the London Interbank Offered Rate (LIBOR), to be accrued until the date of repayment. In September 2010, we paid $951,000 out of the principal of the non-tradable debenture plus accrued interest. A new debenture was entered into with MSY Assets Ltd., a company affiliated with the shareholders of Cellocator, for the remaining $1 million, plus interest at a rate of 4.4% per annum. The debenture was paid in full in September 2011.

Purchase of chain of repair garages

In October 2011, Shagrir signed a definitive agreement to acquire the activities, intellectual property and goodwill of K.S. Operation Centers for Vehicles Ltd., an Israeli chain of car repair garages. The consideration of NIS 12 million for the acquisition was paid in January 2012 in accordance with an amendment dated January 1, 2012. Shagrir will leverage the acquired chain of car repair garages as a complementary service for its array of road side services.

Signing of partnership agreement with T.M.C. Transportation Ltd.

On November 24, 2011, Shagrir entered into a partnership agreement with T.M.C. Transportation Ltd., or TMC, a company specializing in providing advanced technological solutions for the collection of travel fares in taxi and transportation service fleets. TMC’s flagship product, SMARTAXI, is an advanced system which is installed in taxis and enables payment of travel fares by credit card. The partnership commenced its activity on January 1, 2012.

Shagrir currently holds a 51% interest in the new partnership, T.M.C. Technologies Systems L.P., or TMC LP, which will provide advanced technological solutions for the collection of travel fares from taxi and transportation service fleets. As part of the transaction, TMC transferred its activities, including its rights to the SMARTAXI system, to TMC LP, and Shagrir will provide the partnership with a loan of up to NIS 2.5 million in accordance with the partnership's needs. This loan will carry an annual interest rate of prime plus 4% and will be refunded to Shagrir from the partnership’s profits. The loan agreement terminates and replaces an earlier loan agreement between Shagrir and TMC pursuant to which Shagrir was to provide a loan to TMC in an amount of up to $350,000. The new loan to TMC LP will carry an annual interest rate of prime plus 4% and will be refunded to Shagrir from the partnership’s profits. To date, the outstanding loan amount to be repaid by TMC LP under the loan is $ 300,000.

Delisting from the Tel Aviv Stock Exchange

In January 2012, we announced that our Board of Directors resolved to delist our ordinary shares from the TASE. The delisting will be effective as of April 17, 2012, with the last trading date on the TASE being April 15, 2012.  The delisting in Israel will not affect our continued listing on the NASDAQ Capital Market in the United States.

B.	BUSINESS OVERVIEW

A. General

We are a leading provider of mobile resource management, or MRM products and services for the automotive and insurance industries.  Through our Cellocator segment, we design, develop and produce leading MRM products, which include devices for asset tracking, fleet management and security products for sale to third party operators providing MRM services in Europe, Latin America and Israel, as well as to our Pointer segment. For the communication systems required in our products, we utilize either radio frequency or GPRS/GSM technologies. Through our Pointer segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and Romania by bundling our products together with a range of services including stolen vehicle retrieval services and fleet management services, and also provide roadside assistance services and emergency home repair services for sale to insurance companies, fleets and individual customers. In 2011, revenues generated by our Cellocator segment represented 20% of our total revenues, and revenues generated by our Pointer segment represented 80% of our total revenues.

Cellocator Segment

Our Cellocator segment designs, develops and produces leading MRM products, including asset tracking, fleet management, and stolen vehicle retrieval products.  Communications with our devices may be with various Radio Frequency (RF) and GSM/GPRS methods. Our Cellocator segment develops, manufactures and distributes these products to our Pointer segment in Latin America and Israel and to third party operators mainly in Europe and Latin America. These operators bundle our products with the services they provide.

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

(ii)	Stolen vehicle retrieval, or SVR, products

Our SVR products are designed to prevent vehicles from being stolen and enable their retrieval through co-operation with law enforcement and private security agencies. Our products incorporate either a spread spectrum technology (SPSP) in the ISM frequency band, intended for self-deployed wide area networks (WAN), or  Cellular/ GPS technology communication systems in order to offer a total remote vehicle monitoring and retrieval solution.

In the event that a vehicle is stolen, our operators are either alerted by our products through sensors located in the vehicle or are informed by the owners of the vehicles.  The products transmit information to a command & control center, or CCC.  Once the CCC receives the information transmitted by the products, operators can take the necessary steps to recover the vehicle using their personnel as well as law enforcement agencies and various subcontractors. Our SVR products can also include the option of a "distress key" that can be used by q driver to alert the CCC, which in turn locates the vehicle and immediately enables operators to provide the required services.

Our SVR products include the following remote monitoring and control solutions:

•
End units for installation in vehicles - We offer an end unit with input and output capabilities, which may be installed in a vehicle or on any asset that may be mobilized from one location to another. The end unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset. Data from these inputs may be transmitted to the CCC. The CCC may send commands to the end unit activating certain outputs.  Installation and de-installation of end units in vehicles or on assets may be performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may include cargo or equipment that might not have an independent source of energy, such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.

•
Command & Control Center - The CCC includes databases and software modules required for the execution of certain operations by the operator, as well as monitors on which the data collected from the end units is displayed and analyzed in order to determine the location of the vehicle. The CCC connects to the end units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.

•
Communication Infrastructure- Communication is accomplished by either the cellular network in each territory of operation or radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and are connected to an existing communications infrastructure. Each base station is equipped with antennae which receives the end-unit’s signal and measures the angle from which the signal arrived for the purpose of locating the vehicle. These measurements, together with additional data received from the end units, are then converted into digital data and sent to the CCC. The location of the vehicle is established by either triangulation measurements from several base stations installed by the operator or by means of a GPS device in the vehicle.

(iii)	Fleet management application products

Our fleet management products enhance utilization of vehicles and other mobile resources, as well as minimize operation costs, through fuel savings and efficiency. Our fleet management products include remote monitoring and control solutions that we also market as part of our SVR product line, as described above, such as the CCC and communication infrastructure. We also provide operators with end units that, when installed in a vehicle, monitor online the operating parameters of a vehicle fleet, retrieve data from various sensors in the vehicle utilizing a RS-232, CAN bus driver and controller, standard One-wire (Dallas) serial communication standards or analog and discrete ports, and report the results to the owners and managers of the fleet through web-based or OS-based monitoring and management location applications.

In addition, we provide the web access required for the execution of vehicular and fleet management operations, as well as  monitors on which location and other data collected from the end units is displayed, tracked, analyzed and reported, in order to determine location, utilization and certain functionalities (e.g. vehicle status and driving patterns such as speed).

Our Cellocator segment distributes and sells its products to our services segment and to third party operators and distributors in 45 countries worldwide. Third party operators that purchase cellular monitoring units, command and control software or our fleet management application products provide their customers services that are based on our products in their designated territories and in their licensed coverage area. They control the sales and marketing of the products as well as the accompanying services to their final customers pursuant to their specific business focus.

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

(ii)	SVR services

We provide SVR services in Israel, Argentina, Mexico and Brazil through our local subsidiaries Shagrir, Pointer Argentina, Pointer Mexico and Pointer Brazil respectively. In providing SVR services we purchase products manufactured by our Cellocator segment and by third party operators, such as alarm systems.

(iii)	Fleet management services

Our fleet management services in Israel, Argentina, Mexico and Brazil are predominantly based on cellular communication, GPS location tools and web-based applications providing connectivity to the vehicle via products manufactured by our Cellocator segment. Our customers monitor their fleet vehicles using a web-based application that can monitor various  parameters such as (but not limited) vehicle location, speed and other inputs, and can receive reports and alerts, either automatically or upon request, via internet, GPRS or SMS.

Shagrir, Pointer Brazil and Pointer Mexico are amongst the leading providers of fleet management services in Israel, Brazil and Mexico, respectively.

(iv)	Roadside assistance services

We also provide roadside assistance services including towing services, mobile automobile repair services, vehicle replacement services, selling and installing spare-parts and bodywork repairs.  We provide these services through our subsidiary Shagrir, which currently operates in Israel and Romania.

As of January 2012, Shagrir owned approximately 101 service cars, mobile garages and towing vehicles and approximately 280 replacement vehicles including car sharing services. Shagrir's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir's control center and connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir; however, during periods of high demand, Shagrir uses independent subcontractors who render these services on behalf of Shagrir.

The primary subscribers for our roadside assistance services are referred to Shagrir by Israeli insurance companies. To a lesser extent, additional subscribers are comprised of fleet vehicle customers and private customers. Upon subscription, our roadside assistance services are generally available to the subscriber twenty-four hours a day, every day, depending on the type of insurance policy and the terms of the service contract with Shagrir.

(v)	Car sharing services

On May 17, 2009, Shagrir purchased 51% of the share capital of Car2go, an Israeli company that offers car sharing services in urban areas in Israel. Car2go spreads cars across reserved parking spaces mainly in the Gush Dan area in Israel, allowing members of the service to access diversified vehicles by swiping their membership card near the car, and driving away. When members no longer need to use the car, they return the car to its reserved parking space. The cars can be used for a few hours or a few days, with members only paying by use and without any long term commitment.

(vi)	Emergency home repair and other services

As of 2007, Shagrir, through one of its operation units,  provides insurance-related household plumbing repair services for insurance companies , including, among other things, installation, water damage repair, and replacement of water heaters.

B. Sales and Marketing

Cellocator Segment

We employ an in-house sales and marketing team that directs the sale of the products of our Cellocator Segment to operators in various countries either directly or through distributors.

Pointer Segment

Israel

The sales and marketing team of Shagrir directs its sales and marketing efforts to promoting subscriptions to its roadside assistance and towing services mainly through Israeli insurance companies and, to a lesser extent, fleet vehicle customers. Our stolen vehicle retrieval services in Israel are marketed primarily through vehicle importers and, to a lesser extent, through fleet vehicle operators, leasing companies and private individuals. Other value added MRM services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. Our fleet management services are marketed primarily to commercial fleets through our in-house sales and marketing team.

In addition, Shagrir's sales and marketing team captures and analyzes sales data from various sources including insurance companies and agents, fleet vehicle customers and private customers, which it then uses to formulate future sales and marketing strategies.

Argentina, Mexico, Romania and Brazil

In order to execute their sales and marketing initiatives, our Argentinean Mexican, Romanian and Brazilian subsidiaries, Pointer Argentina, Pointer Mexico, Pointer Romania and Pointer Brazil, respectively, employ in-house sales and marketing teams as well as third party contractors and distributors that focus their efforts on sales and marketing either directly to insurance companies, vehicle agents, fleet operators and car manufacturers, or indirectly, through insurance agents, vehicle distributors and vehicle financing corporations in their respective designated territories.

C.  Patents and Licenses; Government Regulation

In Israel, we are not dependent on any patents or licenses that are material to our business or profitability, with the exception of the following licenses:

•
a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2012;

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2012; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2012.

In May 1996, Shagrir was granted an operational license to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Our Argentinean subsidiary, Pointer Argentina, is not dependent on any patent or license which is material to its business or profitability.

Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services. However a local operator is required to obtain a specific license for its operations. As a result, Pointer Argentina obtains domestic licenses for the deployment of our systems in Argentina.

Our services through our Mexican and Brazilian subsidiaries, Pointer Mexico and Pointer Brazil, are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses. We are currently registered by the federal commission to provide services.

Our Romanian subsidiary, Pointer Romania, requires and has obtained licenses to operate as a business in Romania.

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

D.  Competition

Cellocator Segment

Many companies manufacture vehicle devices based on GPS/Cellular technology. Significant differences from one GPS/Cellular device to another are mainly a result of proprietary firmware that enables applications (for monitoring, management and sensor-data inputs) and connectivity of products to their network, and only to a lesser extent a result of hardware and packaging.

In Europe and Latin America, our Cellocator segment sells mostly GPS/Cellular based vehicle devices and radio frequency based vehicle devices. In the GPS/Cellular field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. Our primary competitors in the GPS/Cellular based vehicle device market in Latin America include Skypatrol LLC, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd. and Portman Security System International Co. Ltd. Our competitors in Europe consist mainly of GPS Tracking Network Inc. (Enfora), Uab Teltonika, Falcom GmbH, Mobile Devices, Skope Solutions, Portman and Digicore Holdings Ltd.

Pointer Segment

In Israel, our primary competitors in providing roadside assistance and towing services are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd. In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. In the stolen vehicle retrieval and fleet management market, our main direct competitor is Ituran Location & Control Ltd., or Ituran.

        Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack Corporation, or LoJack, and Ituran. In Mexico, our primary competitors in the stolen vehicle retrieval market are LoJack, UDA and GRUPO CORPORATIVO MISANTI, SA DE CV. In Brazil, our primary competitors are LoJack, Ituran, Carsystems and Positron, leading providers of automatic vehicle location technologies and Sascar, a leading provider of GSM technology.

Additional competitors operate in Mexico, Brazil and in Argentina, however their positioning is not as strong as LoJack, Ituran, MISTANTI and Carsystems.

Some competitors in the stolen vehicle retrieval services market offer a similar solution to ours and others, like LoJack, use VHF based messaging unit without a wide area network, which is sold to customers and is connected via radio to local law enforcement communications networks.

In the fleet management services market, our prime competitors in Argentina are Megatrans SA and Sitrack.com Argentina SA, while in Mexico, we face competition mainly from Omnistar Pty Ltd. (Omnitrack) and Orbcomm Inc. (Inmosat). In Brazil, we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA and Qualcomm Inc. (Omnitracs). In the fleet management services market we have many competitors for the low-entry level services for monitoring vehicles. However, at the level that requires management (management such as analysis, reporting, diagnostics, driving patterns) fewer competitors operate in these countries but overall activities in this market remain intensive.

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

Our Pointer segment is not significantly seasonal.  In Israel, the demand for roadside assistance, towing services and replacement vehicles is moderately seasonal, as it is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days. Furthermore, the demand for replacement vehicle services is greatly impacted by, and is directly proportional to, the number of vehicles being stolen and the number of car accidents in Israel at a certain time. The mobile resource management services market is not seasonal in Israel. The services provided by our Pointer segment in Argentina, Mexico, Romania and Brazil are also not significantly seasonal.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 5- Selected financial data.  The following is a breakdown of our revenues by category of activity, including the percentage of our total consolidated sales for each period:

	2011		2010		2009
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales
Services:	54,778	64	48,448	66	45,287	69
Products:	31,140	36	25,415	34	20,038	31
Total:	85,918	100	73,863	100	65,325	100

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2011		2010		2009
	In thousands	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales
Israel	61,498	72	53,574	73	50,604	77
Latin America	12,856	15	11,483	16	6,325	10
Europe	10,275	12	7,553	10	7,376	11
Other	1,289	1	1,253	1	1,020	2
Total	85,918	100	73,863	100	65,325	100

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Pointer Localización y Asistencia S.A. (1)	Argentina
Shagrir System Ltd. (2)	Israel
Pointer Recuperacion Mexico S.A. (3)	Mexico
S.C. Pointer S.R.L. (4)	Romania
Pointer do Brazil Commercial S.A.(5)	Brazil
Pointer Telocation Inc. (6)	USA
Car2go Ltd. (7)	Israel
T.M.C Systems (2011) Ltd. (8)	Israel
T.M.C. Technologies Systems, L.P. (9)	Israel

(1)	We hold 88% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 54.48% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of Pointer Mexico.
(4)	Shagrir holds 65% of the issued and outstanding shares of S.C. Pointer S.R.L.
(5)	We hold 48% of the issued and outstanding shares of Pointer do Brazil Commercial S.A.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(7)	Shagrir holds 58.46% of the issued and outstanding shares of Car2go Ltd.
(8)	Shagrir holds 51% of the issued and outstanding shares of T.M.C Systems (2011) Ltd.
(9)	Shagrir holds a 50.99% partnership interest in T.M.C. Technologies Systems, LP.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities are located at 14 Hamelacha Street,  Rosh Ha'ayin 48091, Israel (a suburb of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $280,000. Pointer Argentina’s offices and operations facility are located in Buenos Aires, Argentina. Pointer Argentina currently leases 1,480 square meters (including 760 square meters used by its installation centers) with an annual lease payment of $230,000. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,820 square meters in Holon with annual rental fees of approximately $360,000. In addition, in February 2005, as part of the purchase by Shagrir of the assets of Shagrir Towing, Shagrir purchased the property of Shagrir Towing in Haifa (2,100 square meters) for approximately $389,000; and leases an additional property in Jerusalem, Israel (approximately 155 square meters) with annual rental fees of approximately $50,000.  Pointer Mexico’s offices and operations facility are located in Mexico City, Mexico. Pointer Mexico currently leases 400 square meters with an annual lease payment of $100,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 524.8 square meters with an annual lease payment of $28,000. Pointer Romania’s offices and operations facility are located in Bucharest, Romania. Pointer Romania currently leases 150 square meters with an annual lease payment of $31,000. Car2go Ltd.’s offices are located in Tel Aviv, Israel. Car2go Ltd. currently leases 110 square meters with an annual lease payment of $19,000. As part of the purchase by Shagrir of the activity of K.S. Operation Centers for Vehicles Ltd. in October 2011, Shagrir leases a chain of car repair garages located in Holon, Raananna and Ashdod, Israel, totaling 6,430 square meters, with an annual lease payment of $226,000. For further information, please see Note 14d of our consolidated financial statements.

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

Overview

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Romania, Argentina, Mexico and Brazil by bundling our products together with a range of services, including stolen vehicle retrieval services and fleet management services, and also provide roadside assistance services for sale to insurance companies, fleets and individual customers.

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

Following our acquisition of Shagrir in 2004, the acquisition of certain activities and assets of Shagrir Towing in 2005, and the acquisition of Cellocator Ltd. in 2007, we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2011 were $61.5 million, which constituted approximately 72% of our total revenues, in comparison to $53.6 million in 2010, which constituted approximately 73% of our total revenues. In 2011, our revenues from international customers were $24.4 million, which constituted approximately 28% of our total revenues, in comparison to $20.3 million in 2010, which constituted approximately 27% of our total revenues.

As a result of the acquisitions described above, the operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment are currently our most significant operations, and are expected to account for the majority of our business and revenues in the foreseeable future.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $47.5 million and $60.4 million as of December 31, 2011 and 2010, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions.

See Item 5 Costs and Expenses for further discussion on impairment loss recorded in 2011.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $3 million, $2.5 million and $2.8 million in the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

Business Challenges / Areas of Focus

Our primary areas of focus and business include:

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;

•	Enhancing the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets;

•	Penetrating new markets, mainly in Latin America and Europe, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services;

•	Succeeding in selling diversified products in territories in which we already conduct activities, mainly in Latin America and Europe;

•	penetrating new territories; and

•
Achieving operating profitability of our Pointer segment affiliates by increasing the number of subscribers using our technology and expanding the services generated by roadside assistance, emergency home repair services and car sharing.

Certain Issues Affecting our Results of Operations

The results of operations discussed herein include the operating results of Cellocator for the period from and including the acquisition of Cellocator Ltd. on September 18, 2007.

For most of 2005 and thereafter, we have consolidated 100% of the financial results of our subsidiary Shagrir. On November 30, 2005, a group of investors, led by Gandyr Investments Ltd., exercised their options to convert their loan of approximately $6.7 million into shares of Shagrir.

In July 2011, 903 options granted under Shagrir's employee share option plan were exercised to purchase shares of Shagrir, and in January 2012, 2,480 options were exercised. As a result, our holdings in Shagrir were diluted and we currently hold approximately 54.48% of the issued and outstanding share capital of Shagrir. There currently remain no exercisable options to purchase ordinary shares of Shagrir. Since 2006, Shagrir’s shareholder equity has become positive and we have allocated to the non-controlling interest their share in Shagrir’s net income, which materially negatively affects Pointer’s shareholders' income (loss) at such periods.

Effective January 1 2009, due to an amendment to the accounting principle ASC 810, “Consolidation”, we have retroactively adjusted our consolidated total equity and our consolidated net income to include the non-controlling interest.

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment's sales of products manufactured by us and by third parties to our Pointer segment subsidiaries in Israel and Latin America and to third party operators worldwide. In addition, we generate revenues through our Pointer segment from sales of products that are bundled together with our services. The portion of the revenues we receive from the sale of products out of our total revenues increased since the fourth quarter of 2007 due to the acquisition of Cellocator and its inclusion in our operations beginning in September 2007. The portion of the revenues we receive from sale of products out of our total revenues decreased in 2009 due to the worldwide automotive market recession which commenced at the beginning of that year. The portion of revenues we receive from the sale of products out of total revenues increased in 2010 and 2011 due to the partial recovery of the global automotive market, but was offset by the reduction in the price of products in that market.

Services

        We generate revenues through our Pointer segment from sales of our services primarily by our subsidiaries in Israel and Latin America. The services include mainly roadside assistance and towing services, stolen vehicle retrieval services, fleet management and other value added services. A majority of our revenues consist of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2010 and 2011, due to very intense competition in the Israeli market, we faced price erosion that was partially offset by operational efficiency and cost reduction. Due to very intense competition in the Israeli market, we expect continuous price erosion in this market that may affect our business.

Costs and Expenses

Cost of Revenues

Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing systems and products, including raw materials and components, salaries and employee benefits, subcontractors and consulting. Amortization and impairment of intangible assets is attributable to the Cellocator acquisition's intangible assets of developed technology. Cost of revenues referring to services consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits, costs related to towing, mobile automobile repair vehicles and replacement vehicles, subcontractors, system maintenance, end unit installation, system communications, security and recovery, and the depreciation of fixed assets.

In 2011, we recorded an impairment loss in the amount $0.5 million reducing the development technology intangible assets purchased from Cellocator Ltd. in 2007 from a carrying amount of $ 701,000 to a fair value of $ 181,000. The circumstances leading to the impairment are attributed to the obsolescence of older Cellocator technology.

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

Amortization of intangible assets.

Finite-life intangible assets consist of customer lists and brand names. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Impairment of intangible asset

In 2011, we recorded an impairment loss in the amount $6.2 million reducing goodwill attributed to our acquisition of Cellocator Ltd.'s assets and activities in 2007 from a carrying amount of $8.7 million to a fair value of $2.5 million. The circumstances leading to the impairment are attributed to the changes in the economic conditions and forecasted results of our Cellocator segment.

In 2009, we recorded an impairment loss in the amount $3 million reducing customers related intangibles (attributed to the Company's acquisition of Cellocator in 2007) from a carrying amount of $3.2 to a fair value of $214,000. The circumstances leading to the impairment are attributed to the decrease in activity of the former customers of Cellocator.

No impairment losses were identified in 2010.

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

Tax expenses.

Tax expenses consists of federal, state, local taxes on the income of our business, and deferred income taxes. See Item 10.E – Taxation and Government Programs for further information on taxation applicable to us.

Critical Accounting Policies

The consolidated financial statements include the Company’s and its subsidiaries' accounts. Intercompany transactions and balances are eliminated in consolidation.  The preparation of financial statements in conformity with U.S. GAAP requires us, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Our accounting policies are described in Note 2 to the consolidated financial statements. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

Revenue recognition

We generate revenues primarily from the provision of services, subscriber fees and sales of systems and products, mainly in respect of the areas of roadside assistance services, automobile repair and towing services, stolen vehicle recovery and other value added services. To a lesser extent, revenues are also derived from technical support services that we provide. We sell our systems primarily through a direct sales force as well as through resellers. Sales consummated by our sales forces and sales to resellers are considered sales to end-users.

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition" ("SAB 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

When a sales arrangement contains multiple elements, such as hardware and services, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for each deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

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

In 2011, we recorded an impairment loss in the amount $0.5 million reducing the development technology intangible assets attributed to our purchase of Cellocator Ltd.'s assets and activities in 2007 from a carrying amount of $ 701,000 to a fair value of $ 181,000. The circumstances leading to the impairment are attributed to the obsolescence of certain older Cellocator technology.  The impairment was recorded under the “cost of revenues“ caption in the consolidated statement of operations. Assumptions in the fair value assessment included: the impact of changes in economic conditions and revenue forecast of Cellocator.

In 2009, we recorded an impairment loss in the amount $3 million reducing customers related intangibles (attributed to the Company's acquisition of Cellocator in 2007) from a carrying amount of $3.2 million to a fair value of $214,000. The circumstances leading to the impairment are attributed to the decrease in activity of former customers of Cellocator. The impairment was recorded in the "Operating Income" caption in the consolidated statement of operations. The customer's related intangible impairment is reflected in the Cellocator segment. The fair value of the customers related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue forecast from the former customers of Cellocator, and the Company's weighted average cost of capital, or WACC.

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

We performed the annual impairment test as of December 31, 2011 and recorded goodwill impairment in the total amount of $6.2 million in connection with Cellocator reporting unit.  The material assumptions used for the income approach for 2011 were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%.

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

During 2008 and 2007, the Company reduced the goodwill balance at an amount of $0.8 million and $0.5 million, respectively due to realization of carryforward tax losses of a subsidiary, for which a valuation allowance was recognized upon acquisition. Starting 2009, the effects of changes outside of the measurement period to deferred tax asset valuation allowances recognized in a business combinations (including business combinations which occurred prior to January 1, 2009) are reported directly as a reduction of income tax expense as required by ASC 805.

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

    During the years ended December 31, 2011, December 31, 2010 and December 31, 2009, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $515,000, $121,000 and $367,000, respectively. See Notes 2(q) and 15 in our consolidated financial statements for additional information.

We estimated the value of equity employee stock options on the date of grant using a Black-Scholes option-pricing valuation model. The fair value of stock options awards, as determined on the date of grant, is affected by several factors including our share price, our share price volatility, risk-free interest rate, expected dividends and the expected term of the options. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

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

As of December 31, 2011, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2011, the Company did not have any interest and penalties associated with tax positions.

The impact of recent Accounting Standards that are not yet in effect on the Company

In June 2011, the Financial Accounting Standards Board (or the FASB), issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements

For more information on our selected financial data, see Item 3 – Key Information – Selected Financial Data

Analysis of our Operation Results for the Year ended December 31, 2011 as compared to the Year ended December 31, 2010

Revenues.  Revenues increased by $12 million, or 16%, from $74 million in 2010 to $86 million in 2011. The increase in total revenues in 2011 as compared to 2010 is primarily attributable to an increase in sales of both our Cellocator and Pointer segments.

The revenues from the sale of our products increased by $6 million, or 24%, from $25 million in 2010 to $31 million in 2011. This increase is primarily attributable to an increase in the quantities of our products sold mainly to Europe and Latin America which was offset by a price reduction of our products in the Cellocator segment.

The revenues from the sale of our services increased by $7 million, or 14.5%, from $48 million in 2010 to $55 million in 2011. The increase is primarily attributable to an increase in revenues from services provided in the Israeli market and the revaluation of the average exchange rate of the NIS against the dollar by 4%.

Revenues from our services in 2011 accounted for 64% of our total revenues as compared with 66% in 2010. This change is primarily attributable to the increase in sales of our Cellocator segment.

Our international revenues in 2011 accounted for 28% of total revenues compared to 27% in 2010. The increase in international sales is primarily attributable to an increase in the sales of the Cellocator segment in 2011.  Sales to Latin America increased from $11.5 million in 2010 to $12.9 million in 2011; sales to Europe increased from $7.5 million in 2010 to $10.3 million in 2011; and sales to other countries were $1.3 million in 2011 and 2010.

Cost of Revenues. Our cost of revenues increased by $10.6 million to $57 million for the twelve months ended December 31, 2011 as compared to $46.4 million for the same period in 2010. This increase of $10.6 million is primarily associated with an increase of $12 million in our revenues. In addition, during 2011 we recorded impairment loss in an amount of $0.5 million for our development technology intangible assets.

Gross Profit. Our gross profit increased by $1.6 million from $27.4 million in 2010 to $29 million in 2011. As a percentage of total revenues gross profit accounted for 34% in 2011 compared to 37% in 2010. Our gross margin on product sales in 2011 was 41% compared to 44% in 2010. Gross margins on services were approximately 32% in 2011 compared to 35% in 2010. Price erosion for our Pointer segment services in the Israeli market and price reduction of the products sold by our Cellocator segment, both of which are attributable to an increase in competition, are the primary reasons for the increase in gross profit and decrease in gross margin on services and products.

Research and Development Costs. Research and development expenses in 2011 increased by $0.5 million from $2.5 million in 2010 to $3 million in 2011. As a percentage of revenues from the Cellocator segment the research and development costs accounted for 13% in 2011 compared to 11% in 2010. The increase is primarily attributable to our efforts in 2011 to develop and launch new products in the beginning of 2012.

Selling and Marketing Expenses. Selling and marketing costs increased by $1.5 million to $8.9 million in 2011 from $7.4 million in 2010. The increase in 2011 resulted from an increase in the marketing efforts primarily of the Pointer segment in the Israeli market and penetration by the Cellocator segment of the American market.

General and Administrative Expenses. General and administrative expenses increased by $2.4 million to $11.5 million in 2011 from $9.1 million in 2010. The increase in 2011 resulted from increases in salary, stock-based compensation expenses related to management changes during 2011 and increases in expenses related to the sale of the Rider shares in July, 2011.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets were $8 million and $1.7 million in 2011 and 2010, respectively.  In 2011, we recorded a goodwill impairment loss in a total amount of $6.2 million.

Operating Profit (loss). As a result of the foregoing, we recorded in 2011 an operating loss of $2.6 million, compared to an operating profit of $6.6 million in 2010. The decrease in 2011 is attributable to an increase in our operating expenses and the impairment of goodwill and intangible assets, as discussed above.

Financial Expenses (Net). Financial expenses decreased from $2 million in 2010 to $1.8 million in 2011.

Taxes on income.  Taxes on income were $2.4 million in 2011 compared to $1.5 million in 2010. The increase is mainly due to an increase in deferred tax liability resulting from  the recent repeal of a planned decrease in the Israeli corporate tax rate.

Equity in losses of our Brazilian affiliate. In 2011, we recorded equity in losses of the Brazilian affiliate in the amount of $1.6 million compared to $1.2 million in 2010 which relates to an increase in the Brazilian affiliate's activities in 2011.

Net Income (Loss). In 2011 we recorded a net loss of $8.5 million, compared to a net income of $2 million in 2010.

Net Income attributable to non controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.04 million in 2011, compared to $0.8 million in 2010.

Net Income (Loss) attributable to Pointer shareholders. In 2011, we recorded net loss of $8.5 million, compared to a net income of $1.1 million in 2010.

Analysis of our Operation Results for the Year ended December 31, 2010 as compared to the Year ended December 31, 2009

Revenues.  Revenues increased by $8.5 million, or 13%, from $65 million in 2009 to $74 million in 2010. The increase in total revenues in 2010 as compared to 2009 is primarily attributable to the upturn in the global economy and automotive industry worldwide, which affected an increase in sales of our Cellocator segment. In addition, the revaluation of the average exchange rate of the NIS against the US Dollar affected an increase in our revenues from our Pointer segment in the Israeli market.

The revenues from the sale of our products increased by $5.4 million, or 27%, from $20 million in 2009 to $25.4 million in 2010. This increase is primarily attributable to the increase in sales of our Cellocator segment.

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

	2009	2010	2011
	(in thousands of U.S.Dollars)

Cellocator segment revenues	24,199	23,533	15,380
Pointer segment revenues	68,709	58,627	54,187
Intersegment adjustment	(6,990)	(8,297)	(4,242)

Total revenue	(5,366)	73,863	65,325

Cellocator Segment operating profit (loss)	1,520	2,839	(3,144)
Pointer segments operating profit	2,512	3,898	7,043
Inter-segments adjustment	241	(100)	276
Total operating profit (loss)	(2,613)	6,637	4,175

Revenues. Revenues of the Pointer segment increased by $10.1 million to $68.7 million from $58.6 million in 2010. The increase of 17% is primarily attributable to an increase in revenues from services in the Israeli market and the revaluation of the average exchange rate of the NIS against the dollar by 4%. Pointer segment revenues derive from services and the sale of products relating to those services provided by the Pointer segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties.

Revenues of the Cellocator segment in 2011 were $24.2 million (including $7 million of inter-segment revenues), as compared to $23.5 million in 2010 (including $8.3 million of inter-segment revenues). The increase of $0.7 million or 3% in the revenues of the Cellocator segment is primarily attributable to an increase in sales of our products mainly in Europe and Latin America.

Operating profit (loss).  Operating profit of the Pointer segment decreased by $1.4 million, from $3.9 million in 2010 to $2.5 million in 2011. This decrease of 36% is primarily attributable to the decrease in gross margin from 31% in 2010 to 29% in 2011 resulting from price erosion in the Israeli market and an increase in our operating expenses.

The operating loss of the Cellocator segment in 2011 was $5.4 million, compared to an operating profit of $2.8 million in 2010. The decrease is primarily attributable to an increase in our operating expenses and impairment of goodwill and intangible assets in an amount of $6.7 million.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel ("NIS"), and to a lesser extent between the U.S. Dollar and the Argentine Peso, the Mexican Peso, the Euro and the Brazilian Real. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b of our consolidated financial statements.

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

During 2011 and up to February 28, 2012, the exchange rate fluctuated from a low of NIS 3.363 to the U.S. Dollar to a high of NIS 3.854 to the Dollar.  The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =
September 2011	3.574	3.725
October 2011	3.602	3.763
November 2011	3.650	3.800
December 2011	3.727	3.821
January 2012	3.733	3.854
February 2012	3.700	3.803

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2007 – December 31, 2007	4.1081 NIS/$1
January 1, 2008 – December 31, 2008	3.5878 NIS/$1
January 1, 2009 – December 31, 2009	3.9326 NIS/$1
January 1, 2010 – December 31, 2010	3.7330 NIS/$1
January 1, 2011 – December 31, 2011	3.5781 NIS/$1

In 2007, the Israeli economy recorded positive inflation of approximately 3.4% where the NIS revalued against the U.S. Dollar by approximately 9%. We experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2007. In 2008, the Israeli economy recorded positive inflation of approximately 3.8% where the NIS revalued against the U.S. Dollar by approximately 13%. We experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars in 2008. In 2009, the Israeli economy recorded positive inflation of approximately 3.9%, where the NIS devalued against the U.S. Dollar by approximately 9.6%. As a result of the devaluation of the NIS, we experienced decreases in the costs of our Israel operations, as expressed in U.S. Dollars in 2009. In 2010, the Israeli economy recorded positive inflation of approximately 2.7%, where the NIS revalued against the U.S. Dollar by approximately 5%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2010. In 2011, the Israeli economy recorded positive inflation of approximately 2.2%, where the NIS revalued against the U.S. Dollar by approximately 4%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2011.

Regarding our operations in Argentina and the fact that Pointer Argentina's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. In 2007 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.062 and 3.149 Pesos to the Dollar. From January 1, 2007 to December 31, 2007, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. Dollar. This increase had no material effect on our business during 2007.  In 2008 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.145 and 3.453 Pesos to the Dollar. From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 9.79% against the U.S. Dollar. This increase had no material effect on our business during 2008.  From January 1, 2008 to December 31, 2008, the value of the Argentinean Peso increased by approximately 2.84% against the U.S. Dollar. In 2009 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.453 and 3.80 Pesos to the Dollar. From January 1, 2009 to December 31, 2009, the value of the Argentinean Peso increased by approximately 10.05% against the U.S. Dollar. In 2010 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.80 and 3.976 Pesos to the Dollar. From January 1, 2010 to December 31, 2010, the value of the Argentinean Peso increased by approximately 4.6% against the U.S. Dollar. From January 1, 2011 to December 31, 2011, the value of the Argentinean Peso increased by approximately 8.2% against the U.S. Dollar. From January 1, 2012 until February 28, 2012 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.9501 and 4.3469 Pesos to the Dollar.

The fluctuations of the Mexican Peso and the Brazilian Real are not material to our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2009, 2010 and 2011 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2010, we entered into a foreign currency hedging transaction to manage risk related to receivables in Euro from customers. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were recently amended and apply to cars provided to and leased by employees on end of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, the new regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to some car models, the new regulations will result in a high amount of imputed income to the employees, as compared to the previous rules. This result may adversely affect the overall demand for vehicles, although it is premature to assess the impact, if any, of the new regulations since leasing arrangements are customarily for three years.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2011, the volatility in the local and global financial system has had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, we had a negative working capital of $14.9 million, our current assets to current liabilities ratio was 60% and we had cash and cash equivalents of $1.5 million and an unused credit facility of $4.2 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

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

In 2011, we received a dividend from Shagrir in the amount of $3.6 million.

As of December 31, 2011, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $18.5 million, of which $16.3 million was provided to our subsidiary Shagrir by Bank Hapoalim B.M. and $2.2 million was provided to Pointer to finance part of the Cellocator acquisition as referenced below. Of this aggregate amount, approximately $2.2 million are long-term loans in or linked to the U.S. Dollar from banks and other sources, $13.3 million are long-term loans denominated in NIS from a bank and other sources and $3 million are long-term loans denominated in NIS and adjusted to the Israeli consumer price index from banks and other sources. Pointer Brazil received from several Brazilian banks long terms loans denominated in Brazilian Real in an aggregate amount of $ 0.7 million mainly to finance the purchase of fixed assets. For further information regarding our consolidated long-term loans, loan maturity and interest rate structure, see Notes 11 and 12 to our consolidated financial statements.

As of December 31, 2011, we had a short-term unutilized credit facility for available credit of approximately $4.2 million.

In September 2007, we obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator. As of December 31, 2011, $0.8 million of the credit facility is available for use.

In January 2009, we received credit facilities of $1 million from Israel Discount Bank B.M. to finance our working capital. As of December 31, 2011, $0.6 million of the credit facility is available for use.

In December 2011, we obtained a loan of $0.5 million from Bank Hapoalim B.M. in order to finance our investment in our subsidiaries and affiliates. In January 2012, we increased the credit facilities from Bank Hapoalim B.M. by $0.75 million to finance our investment in our subsidiaries and affiliates. Our aggregate credit facilities from Bank Hapoalim B.M. total $2.75 million.

In 2011, net cash provided by our continuing operating activities amounted to $8.5 million as compared to net cash provided from continuing operating activities of $6.5 million in 2010.

In 2011, net cash used in our continuing investing activities was $5.1 million as compared to $5.3 million in 2010. The decrease is primarily attributable to an increase in proceeds from sales of property and equipment which was offset by an increase in investments in our affiliates.

In 2011, net cash used in financing activities was $3.9 million as compared to $2.6 million in 2010. The increase is primarily attributable to an increase in short term bank credit during 2011 which was offset by receipts of long term loans from banks and a decrease in dividend paid to non-controlling interest.

Current liabilities decreased from $38 million in 2010 to $37 million as of December 31, 2011, mainly due to a decrease in trade payables as of December 31, 2011. Long-term liabilities decreased from $21.7 million in December 31, 2010 to $20.2 million as of December 31, 2011 mainly due to repayments of long-term loans which was offset by an increase in long term deferred tax liability as a result of a reduction in the Israeli corporate tax rates in the coming years.

The acquisitions of Shagrir in 2004 and of Shagrir Towing in 2005 had a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. The acquisition of Cellocator in 2007 has had a positive impact on our cash flow from our operating activities, which is offset by a negative impact on our cash flow used in financing activities. However, we cannot assure, that any such net positive cash flows, if any, will sufficiently cover negative cash flows expected to be incurred by our other operative subsidiaries, and by our significant operating expenses, which we expect to incur in connection with our development and marketing of our systems and products, as well as increased investments in the deployment of our existing and new networks in different geographical regions around the world.

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

Aside for the aforementioned long-term loans and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research and development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult global economic conditions in general and in particular of the automotive market and political conditions in certain countries and regions in which we operate, such as Europe.

For a discussion of certain commitments and contingent liabilities, see Note 13 to our consolidated financial statements. For further information regarding investments in our Company see Item 4 – Recent Developments and Item 10C – Material Contracts.

Capital expenditures were $6 million in 2010 and $6.2 million in 2011.  In 2010, capital expenditures were used for purchasing property and equipment in the amount of $4.5 million and investment in our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $1.5 million. In 2011, capital expenditures were used for purchasing property and equipment in the amount of $4.5 million and investment in our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $1.7.

We estimate that our total capital expenditures for 2012 will be approximately $6 million, substantially all of which will relate to fixed assets that serve our roadside assistance and mobile resource management business as well as our pursuit of new business opportunities, of which approximately 53% is estimated to be spent in Israel and 47% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the U.S. Dollar against the NIS and the risks and uncertainties involved in doing business in Israel.

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

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including our Pointerware network, the software platform used by our Pointer segment subsidiaries for applications and for the provision of service to their customers. Our net expenditures for research and development programs during the years ended December 31, 2011 and December 31, 2010, totaled approximately $3 million and $ 2.5 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2011, we employed 24 persons in research and development. Our research and development expenses constituted approximately 13% of Cellocator sales in the year ended December 31, 2011 and 11% in the year ended December 31, 2010. For additional information concerning commitments for research development programs, see Note 13 of our consolidated financial statements.

The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Under the terms of Israel Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development were offset against our research and development costs.

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

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party Cellular Monitoring Units which, utilizing advanced cellular modems with GPS, provide high functionality for mobile resource management services. Following our acquisition of Cellocator in 2007, we began manufacturing, among other things, our own units through our Cellocator segment and we no longer depend on any third party for manufacturing our units. These units are sold to a wide number of customers and are in use by our Pointer segment as part of its offering of services. These units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory, and are specially designed to operate in harsh conditions inside the vehicle. The design of the Cellocator unit takes into consideration the metallic envelope that surrounds the unit, the temperature and vibration stress to which it is exposed, the limited and unstable power supply that characterizes car power supplies generally, and specific installation requirements of the variety of cars available on the fleet management and stolen vehicle recovery markets, in addition to other verticals such as trailers and containers. The design reflects the above requirements with a high degree of reliability and flexibility. Since 2008, we have introduced several new units aimed at new vertical markets and have incorporated new functionalities such as asset tracking, cargo security, and car sharing among others. The expansion of the unit portfolio serves as the basic means for our Cellocator segment's future growth and allows for an increase in our customer base.

We have indentified three main trends in the device market during 2011: (i) ongoing price reduction due to increasing competition as well as the economic weakness mainly in Europe; (ii) a growing demand for technology that monitors driver behavior and provides safety and diagnostics applications; and (iii) an increase in vehicle manufacturers' involvement in the unit market due to various legislative efforts in Europe and Brazil to implement and require installation of such systems as E-Call and ERA GLONASS (both in Europe). In order to address these trends, our Cellocator segment introduced, in 2011, new products aimed at the low cost segment and the driver behavior safety market. We anticipate that the introduction of these products as well as introduction of new products expected to be made in 2012 will increase our Cellocator segment's competitive edge and hence its growth in the market.

As a result of our operations through our Cellocator segment, we have expanded our global sales of current and new devices, to both existing and new customers. Prices of high feature devices in the stolen vehicle retrieval market and fleet management market, such as the products sold by our Cellocator segment, are continuously decreasing due to increased competition and the reduction in the cost of components. Events affecting the global vehicle industry have a significant bearing on the demand for our products. We continue to closely monitor events affecting this industry. However, we cannot, at this point in time, estimate their impact.

Pointer Segment

        Following our acquisition of Shagrir in 2004 and the acquisition of certain activities and assets of Shagrir Towing Services in 2005, we have expanded our operations and increased our revenues from our services in Israel and internationally, such as providing roadside assistance and towing services, asset tracking, stolen vehicle retrieval, fleet management, and, most recently, emergency home repair services as well as our recent commencement in providing car sharing services

During the past 5 years, our fleet management services have progressed from providing relatively simple vehicle tracking and tracing (determining the vehicle's location and  departure point) to offering sophisticated information gathering systems that can, among other things, (i) analyze sensor input to determine, among other things, engine status, door status, brakes, and transmission, (ii) analyze driving patterns, including determining acceleration, harsh braking, side turns or cornering, and (iii) trace various movable assets including cargo, field equipment, agriculture and construction equipment, which often do not have sufficient energy sources. There is growing demand from our significant customers for advanced services to be provided by our fleet management web-based application, including the generating of various reports and alerts which would adequately meet their specific operational requirements, as well as an increase in potential for demand for connectivity to their enterprise resource planning systems.

Such continuing demand for higher levels of professionalism and unique services for fleet management demands our continued investment in development of and adjustments to our fleet management web-based application as part of our ongoing services and to continuously provide efficient and advanced services for our significant customers. Significant customers in each region and market will base their choice of service provider on whether a provider can provide the capabilities and services which adequately meet their needs. Furthermore, our agreements with our customers generally cover a period of several years and in order to increase the chances of those customers renewing their agreements with us, we are committed to providing leading services to ensure customer satisfaction, which demands that we continuously invest in solutions and resources to maintain our services at a high level. For example, our stolen vehicle retrieval services include such additional functions as incorporating additional sensors, alarm systems, and driver identification features designed to prevent or decrease theft.

In providing our services, we may purchase products manufactured by our Cellocator segment and other accessories and components from third parties, and sell such products to customers as part of our services packages. As a result of Shagrir's acquisition of 51% of the share capital of Car2go in May 2009, our Pointer segment can now also offer car sharing services in urban areas in Israel. Despite current uncertainties in the global economy, the market for our services currently projects a stable outlook of growth and deployment in other vertical markets such as helicopters and boats.

The operations of Shagrir as part of our Pointer segment in Israel and the technology manufacturing of our Cellocator segment, which mainly sells its products internationally, are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangement as described in this section.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations December 31, 2011 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	13,208	-	-	-	13,208
Long-term loans	2	-	7,732	-	926	8,658
Accrued severance pay	3	-	-	-	1,152	1,152
Management fees to DBSI	4	52	-	-	-	52
Operating lease obligations	5	1,947	3,575	4	-	5,526
Royalties to BIRD	6	-	-	-	2,396	2,396
Total contractual obligations		15,207	11,307	4	4,474	30,992

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
6 Royalties to BIRD include the amount received by BIRD foundation indexed as per the agreement, which the Company has undertaken to pay based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 14c to our Financial Statements).

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company
Yossi Ben Shalom	56	Chairman of the Board of Directors
David Mahlab	55	President and CEO
Gil Oren	60	External Director
Zvi Rutenberg	56	External Director
Barak Dotan	44	Director
Alicia Rotbard	66	Director
Yoel Rosenthal	57	Director
Dudy Marcus	38	Chief Technology Officer
Israel Ronn	55	General Manager, Cellocator Segment
Zvi Fried	47	Chief Financial Officer

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

David Mahlab has served as our President and Chief Executive Officer since February 1, 2011. From 2009 until January 2011, Mr. Mahlab served as an independent business development. Mr. Mahlab is the co-founder of Scopus Video Networks (a company formerly traded on the Nasdaq Market), and served as its Chief Executive Officer from 1995 until January 2007 and its chairman of the board from January 2007 until March 2009. Mr. Mahlab holds a BSc. and a MSc. in Electrical Engineering from the Technion-Israel Institute of Technology, an MBA from Tel Aviv University and LLB from Tel Aviv University

Gil Oren has served on our board as an external director since July 2008. Mr. Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd.  During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd.  Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant. Upon his appointment as an external director the Company shall deem Mr. Oren as possessing accounting and financial expertise.

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

Israel Ronn joined Pointer as the General Manager of the Product and Technology Business Division in August 2007 .Before joining Pointer, during the past 10 years, Mr. Ronn served as a CEO of several companies in US and Israel such as Telrad USA and Tenecs. He also led the merger of Tenecs and Congruency which created Telrad Connegy. Later he was the CEO of Cellmax Systems. Mr. Ronn holds a B.A. degree in Computer Science and Economics from Bar Ilan University and is a graduate of Tafnit Executive Business Administration Program.

Zvi Fried was appointed our Chief Financial Officer in February 2007. Prior to his appointment Mr. Fried was Chief Financial Officer of the publicly traded Chim Nir (TASE: CMNR) and Finance Director for Amdocs (Nasdaq: DOX). Mr. Fried is a certified public accountant and he holds a B.A. in Economics and a degree in Accounting from Bar Ilan University.

Dudy Marcus is our Chief Technology Officer. Mr. Markus joined the company in 2000, and since then has served in a wide range of technological and management positions. Since the acquisition of Cellocator in 2008, Mr. Markus has built and managed Cellocator’s R&D group as Cellocator VP R&D and has been responsible for our customer support and IT. Mr. Markus holds a B.Sc. in Electrical and Electronic Engineering from Tel Aviv University and a Master of Engineering in Systems Engineering from the Technion-Israel Institute of Technology.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2011, was approximately $1.03 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $120,000.

Options

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the Plan. To date, the options under the Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options is set at the closing price of the share on the market on the date of grant.  The options usually vest over a period of four years and are valid for a period of five years from the date of grant.
On November 30, 2011, the Board of Directors approved an amendment to the Plan whereby in the event a cash dividend is paid out to the Company’s shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

As of December 31, 2011, 379,125 options are available for future grant under the Plan.

As of December 31, 2011, our officers and directors held options to purchase an aggregate of 281,141 of our ordinary shares at exercise prices ranging from $3.14 per share to $7.00 per share. Our options vest over a period of three to four years following grant and are conditional upon continued service.

For information concerning employee share option plan, see Note 14c of our consolidated financial statements

C.	BOARD PRACTICES

Board of Directors

Our Articles of Association provide for a board of directors of not less than three or and not more than eleven members. Our board of directors is currently comprised of six members. Following the investment of DBSI in the Company, three of our directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law – 1999, or the Israeli Companies Law, which entered into effect on February 1, 2000, as amended, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

Under the Israeli Companies Law, a person who is already serving as a director is not permitted to act as a substitute director. Additionally, the Israeli Companies Law prohibits a person from serving as a substitute for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted and may not be a regular member of such committee The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

Under the Israeli Companies Law, companies registered under the laws of the State of Israel, and the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

In July 2008, Mr. Gil Oren and Mr. Zvi Rotenberg were elected to serve as the Company's external directors.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the NASDAQ Listing Rules applicable to listed companies. Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Ms. Alicia Rotbard and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Mr. Gil Oren is our “audit committee financial expert.”

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

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total
2011

Sales and Marketing	124	40	164
Administration	44	22	66
Research and Development	24	-	24
Other	376	64	440
Total	568	126	694

2010

Sales and Marketing	105	32	137
Administration	46	26	72
Research and Development	27	-	27
Other	401	75	476
Total	579	133	712

2009

Sales and Marketing	93	29	122
Administration	38	24	62
Research and Development	21	1	22
Other	341	67	408
Total	493	121	614

We have entered into employment contracts with substantially all of our employees, all of which contracts include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements. However, in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees in Israel benefits and working conditions beyond the required minimums. Additionally, due to agreements with the General Workers' Union in Argentina and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business. For more information see Item 3.D – Risk Factors, General Risks relating to our Company.

 As a result of our acquisition of Cellocator in September 2007, we engaged approximately 30 of Cellocator’s employees. Most of the employees are employed by us under the success of their rights, and receive the same compensation as our other employees.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the “Managers’ Insurance” or to pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

E.	SHARE OWNERSHIP

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 22, 2012:

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Number of Ordinary Shares Beneficially Owned
Yossi Ben Shalom	Chairman of Board of Directors	37.84%	1,839,691(2)
David Mahlab	President and CEO	*	*
Gil Oren	External Director	*	*
Zvi Rutenberg	External Director	*	*
Barak Dotan	Director	37.84%	1,839,691 (2)
Alicia Rotbard	Director	*	*
Yoel Rosenthal	Director	*	*
Zvi Fried	Chief Financial Officer	*	*
Dudy Markus	Chief Technology Officer	*	*
Israel Ronn	General Manager of the Cellocator segment	*	*

All directors and officers as a group		37.84%	1,839,691

* Less than 1%.

(1)
The percentage of outstanding ordinary shares beneficially owned is based on 4,861,524 shares outstanding as of March 22, 2012. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 22, 2012.

(2)
As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 37.84% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation and Note 15c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, March 22, 2012, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Number of Ordinary Shares Beneficially Owned*	Percent of Outstanding Ordinary Shares Beneficially Owned*	Name of Beneficial Owner
1,839,691	37.84%	DBSI Investment Ltd. (1)
701,592	14.43%	Eurocom Holdings (1979) Ltd.

*
The percentage of outstanding ordinary shares beneficially owned is based on 4,861,524 shares outstanding as of March 22, 2012. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 22, 2012. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 37.84% of our outstanding shares held by DBSI.

As of March 22, 2012, there were approximately 33 record holders of our ordinary shares, including approximately 15 record holders in the United States (who held approximately 74.6% of our outstanding ordinary shares).

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

On February 28, 2005 we consummated a management services agreement with Shagrir pursuant to which we provided Shagrir with management services with respect to its business for a period of 2 years beginning February 28, 2005, in consideration for a management fee of approximately $263,000 (NIS 1 million), subject to certain conditions. On February 28, 2007, we consummated a new management services agreement with Shagrir pursuant to which we provide Shagrir with management services with respect to its business, in consideration for a management fee of approximately $32,000 (NIS 120,000), subject to certain conditions. Please see Item 10 – Material Contracts – Loan Agreements for further information.

Management Agreement with DBSI Investments Ltd.

As part of a series of investments in the Company as of March 2003 by DBSI Investments Ltd., or DBSI, we entered into a management services agreement with DBSI dated April 2003.  Pursuant to the management agreement, DBSI provided us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum, to be paid in equal quarterly installments of $45,000. In August 1, 2011, the agreement was renewed for a period of 12 months.

Development Agreement with Car2go Ltd.

On December 8, 2009, Pointer entered into a development agreement with Car2go Ltd., according to which the Cellocator segment will develop a specific product for Car2go Ltd., in consideration for $40,000.

Loan Agreement by and between Shagrir and T.M.C. Technologies Systems L.P.

As part of the partnership agreement between Shagrir and TMC, Shagrir has extended a loan to the new partnership, T.M.C. Technologies Systems, L.P., or TMC LP, of up to NIS 2.5 million in accordance with the partnership's needs. The loan to TMC LP will carry an annual interest rate of prime plus 4% and will be refunded to Shagrir from the partnership’s profits. The loan agreement terminates and replaces an earlier loan agreement between Shagrir and TMC pursuant to which Shagrir was to provide a loan to TMC in an amount of up to $350,000. As of March 2012, $300,000 has been borrowed. See Item 4 – Recent Developments for further information.

Loan Agreements with Pointer Brazil

On February 28, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 763,500 Brazilian Real. The loan bears an annual interest rate of 19%. The loan is to be repaid in 36 monthly payments commencing in April 2012.

On March 20, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 515,000 Brazilian Real. The loan bears an annual interest rate of 6%. The loan is to be repaid in 12 monthly payments commencing in April 2013.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F 1.

Also included in this Report are the financial statements of Pointer do Brazil Commercial S.A. for the year ending December 31, 2011, beginning on page F-53.  As Pointer Brazil is a non-majority owned significant subsidiary which incurred equity losses accounting for more than 20% of our consolidated losses, we are required to include its financial statements in a separate report.

Legal Proceedings

As of December 31, 2011, there are several claims filed and pending against Shagrir, mainly by its customers. The claims are in an amount aggregating to approximately $170 million, and involve claims regarding malfunction of Shagrir's services and products, which occurred during the ordinary course of business.

On November 15, 2011, a motion was filed in Israeli court for approval of a class action suit against TMC, the company with whom Shagrir formed the partnership TMC LP, and the credit card company Isracard Ltd., or Isracard, for an amount of NIS 6.7 million. The claim involves the allegation that Isracard collected fees, on its behalf and on behalf of TMC, from unknowing passengers who paid taxi fares by credit card using TMC's system, in contravention of applicable law regulating taxi fares, which prohibit collection from a passenger of any fares exceeding that displayed on the taxi meter. The respondents reject the claim amount and argue that actual amounts collected for the use of credit cards total no more than a few thousand NIS.

In addition, in November 2009, Pointer Romania commenced legal proceedings against a Romanian-based petrol company in a Romanian court for the enforcement of a $400,000 (260,000 Euro) agreement made between the parties on July 11, 2008 for the provision of roadside assistance services in Romania. A judgment was given in favor of Pointer Romania, awarding it 30,000 Euro. The parties are currently holding discussions for reaching a settlement.

As of December 31, 2011, there are several labor dispute claims filed and pending against Pointer Mexico, mainly by its employees, for an aggregate amount of approximately $16,000. The Company’s management is of the opinion that no material costs will arise to Shagrir or Pointer Mexico in respect of these claims and, therefore, no provision was recorded in the financial statements in respect of the claims.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2011, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Markets and Share Price History

Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our ordinary shares were quoted on NASDAQ Capital Market under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002, the OTC Bulletin Board reported trading in our ordinary shares under the symbol NXUS which later changed to the symbol NXUSF. On November 16, 2005, our ordinary shares resumed trading on the NASDAQ Capital Market under the symbol NXUS. On February 21, 2006 our ordinary shares began trading under a new symbol, PNTR.  The table below sets forth the high and low prices of our ordinary shares, as reported by NASDAQ Capital Market during the indicated periods.

Period	High	Low
Last 6 calendar months
February 2012	3.12	2.85
January 2012	4.00	3.17
December 2011	4.35	3.2
November 2011	4.5	3.9
October 2011	4.74	4.01
September 2011	4.38	3.71
Financial quarters during the past two years
Fourth Quarter 2011	4.74	3.20
Third Quarter 2011	5.00	3.71
Second Quarter 2011	6.42	4.43
First Quarter 2011	6.25	4.80
Fourth Quarter 2010	7.09	6.04
Third Quarter 2010	7.46	6.24
Second Quarter 2010	7.70	5.72
First Quarter 2010	7.52	6.41

Five most recent full financial years
2011	6.42	3.20
2010	7.70	5.72
2009	7.00	2.73
2008	7.20	2.70
2007	14.53	6.00

On December 19, 2006, we commenced listing our ordinary shares on the Tel Aviv Stock Exchange (TASE) in Israel under the symbol “PNTR”. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE:

Period	High	Low
Last 6 calendar months
February 2012	11	10
January 2012	15	12
December 2011	14	13
November2011	16	14
October 2011	17	15
September 2011	16	13
Financial quarters during the past two years
Fourth Quarter 2011	17	13
Third Quarter 2011	18	13
Second Quarter 2011	22	15
First Quarter 2011	23	18
Fourth Quarter 2010	26	22
Third Quarter 2010	29	25
Second Quarter 2010	30	22
First Quarter 2010	30	24

Five most recent full financial years
2011	23	13
2010	30	22
2009	27	11
2008	27	11
2007	58	23

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the NASDAQ Capital Market under the symbol "PNTR" and on the Tel Aviv Stock Exchange under the same symbol.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our registration number at the Israeli Registrar of Companies is 52-004147-6.

Articles of Association

In September 2003, we adopted our Articles of Association, or Articles, as amended most recently in August, 2011. The objective of our company as stated in the Articles and in our Memorandum of Association is to engage in any lawful activity.

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

Our Articles may be amended by a resolution carried at a general meeting of shareholders with a majority of the voting power present or represented at the meeting. The shareholders rights may not be modified other than as expressly provided in the terms of issuance of the shares.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 or, if required by applicable regulations, 35 days, prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one quarter of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

The shareholder approval must either include  the majority of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account) or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

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

Provisions Restricting Change in Control of Our Company

Tender Offer.  A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.  If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and more than half of the shareholders without a personal interest in accepting the offer approve the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if those shareholders who do not approve constitute less than 2% of the issued and outstanding share capital of the company, then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 1, 2000, held over 90% of a company's issued and outstanding share capital. Furthermore, shareholders may petition the court to alter the consideration for the acquisition. However, subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right.

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

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days’ prior notice to the extent required under the regulations to the Israeli Companies Law. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction.  If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies. See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law which may impact our corporate governance practices as discussed herein.

Companies Law Amendment

Recently, the Israeli legislature, the Knesset, approved a new amendment to the Israeli Companies Law, or the Amendment, that came into effect during 2011. The main purpose of the Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies.

The main revisions under the Amendment are, among others, as follows:

Audit Committee. A majority of the Audit Committee must be comprised of “independent directors” (the criteria for which include, among other things, that such directors have not served as directors in the appointing company for over 9 years).  Any person regularly engaged by or rendering services to a controlling shareholder, or whose salary is primarily derived from a controlling shareholder, may not serve on the Audit Committee. Additionally, the Audit Committee is required to classify whether related party transactions are extraordinary or significant (where such a designation may have an effect on what additional approvals will be required).

External Directors. Under the Companies Law, a publicly traded company must have at least two external directors, for which strict criteria of independence apply.  Currently, an external director may serve (in general) for two fixed terms of three years. The initial three-year term of service of external directors can be extended, at the election of the company subject to certain conditions, by two additional three-year terms. External directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

Extraordinary Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one-half of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent of the voting rights. Agreements relating to engagement or provision of services for a period exceeding three years, including existing agreements, must generally be approved once every three years.

Code of Corporate Conduct. A code of recommended corporate governance practices has been attached as an annex to the Israeli Companies Law. In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has not issued any regulations yet with respect to this code, and it has not been determined to what extent this code will be relevant to Israeli companies that are also listed on non-Israeli stock exchanges.

Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing an action specifically designated as a breach under the Amendment.

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968, or the Securities Law, came into effect, , which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Capital Market. The main purpose of the amendment, or the Securities Law Amendment, is to create an administrative enforcement procedure to be used by the Israeli Securities Authority, or ISA, to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its recurrence.

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

We continue to examine the implications of the Securities Law Amendment. However, its effect and consequences, as well as our scope of exposure, are yet to be determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Securities Law Amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by the Securities Law Amendment.

Nasdaq Listing Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615(a)(3) of the NASDAQ Listing Rules, we follow the provisions of the Israeli Companies Law with respect to the following requirements:

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

•
Quorum – Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under the NASDAQ Listing Rules, which require approval by the audit committee or other independent body of our board.   Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also Item 10B– Additional Information – Memorandum and Articles of Association– "The Israeli Companies Law", for further information on the approval of related party transactions.

•
Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law, rather than the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635.

•
Independence of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 5605 of the NASDAQ Listing Rules. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

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

•
Audit Committee- Our audit committee does not comply with all of the requirements of NASDAQ Listing Rule 5605. Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter.

C.	MATERIAL CONTRACTS

Acquisition of Cellocator Ltd.

In September 2007, we acquired the assets and activities of Cellocator Ltd. and Matan Y. Communication Tracking Systems Ltd. private Israeli companies active in the field of cellular location-based services and technology, for approximately US$18.6 million, consisting of (i) approximately US$ 16.7 million in cash; (ii) the issuance of 160,000 of our ordinary shares and (iii) a non-tradable convertible debenture from the seller with a face value of $1.9 million, which in January 2008 the seller determined in writing not to convert. In September 2010, we paid $951,000 out of the principal of the non-tradable debenture plus accrued interest. A new debenture was entered into with MSY Assets Ltd., a company affiliated with the seller, for the remaining $1 million, plus interest at a rate of 4.4% per annum, which was paid in full in September 2011.

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

Loan Agreements

Shagrir

In 2005, in order to finance Shagrir’s acquisition of the roadside assistance and towing services provider, Shagrir Towing, Shagrir received loans of approximately $23 million from Bank Hapoalim B.M., and loans of approximately $22.5 million from a group of investors, including a loan of approximately $9 million provided by Shagrir Towing, a loan of approximately $11.5 million provided by a group of investors led by Gandyr and Egged Holdings Ltd., or Egged, and a loan of approximately $2 million provided by the Company.

        By the end of 2008, Shagrir repaid all of these loans, other than the amounts owed to Bank Hapoalim, by means of available funds and through additional loans from Bank Hapoalim in NIS currency and at an interest rate of 2.1%-7.39%. As a result, as of December 31, 2011, Shagrir has in the aggregate approximately $16.3 million in outstanding loans to Bank Hapoalim. For further information, see Note 11 of our consolidated financial statements.

On May 17, 2009, as part of the acquisition of 51% of the share capital of Car2go by Shagrir, Shagrir agreed to provide Car2go with a loan in the amount of up to $1.5 million (consisting of $241,000 in cash and $1,206,000 in services). The loan was provided periodically throughout 2010 in accordance with specific requirements of Car2go. The loan is linked to the Israeli CPI and bears an interest of 4%. Car2go will repay the loan in quarterly installment commencing on May 15, 2013.

Pointer

        In order to finance our acquisition of Cellocator on September 18, 2007, Pointer received loan and credit facilities in the amount of $7 million from Bank Hapoalim, of which approximately $3 million remains outstanding as of December 31, 2011. The credit facility matures on 2013 and interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. For further information, see Note 11a of our consolidated financial statements. For additional Information see Item 9C – Acquisition of Cellocator Ltd.

For further information regarding these loans, including related financial covenants, see Note 11c and 11d to our consolidated financial statements.

Management Services Agreement with Gandyr and Egged

On November 16, 2004, Shagrir entered into a management services agreement with Gandyr, Egged and others for the provision of management services to Shagrir in consideration for approximately NIS 1 million (approximately $270,000) per year. In February 2009, the parties entered into an amendment to this Agreement pursuant to which Egged and Legov (a member of the Gandyr group) would cease to provide management services to Shagrir, and would no longer be entitled to a management fee, thereby reducing the annual management fees to NIS 880,000.

Purchase agreement with K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay

On October 11, 2011, Shagrir signed a definitive agreement to acquire the activities, intellectual property and goodwill of K.S. Operation Centers for Vehicles Ltd., an Israeli chain of car repair garages. The consideration of NIS 12 million for the acquisition was paid in January 2012 in accordance with an amendment dated January 1, 2012. Shagrir will leverage the acquired chain of car repair garages as a complementary service for its array of road side services. For further information, see Note 1l of our consolidated financial statements.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 24% in the 2011 tax year and 25% as of the 2012 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

(d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed. However, it applies to some of our shareholders pursuant to a grand-fathering clause with respect to gains accrued before January 1, 2003.

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

 Israeli Capital Gains Tax

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder who is the owner of10% or more in the right to profits, right to nominate a director or voting rights) in the company issuing the shares.

A substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

For gains derived from the sale of an asset acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which the asset was held.

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

Israeli Tax on Dividend Income

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case of a substantial shareholder).  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

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

The functional and reporting currency of our Israeli subsidiary Shagrir and Car2go is their local currency, the New Israeli Shekel ("NIS").

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

As of December 31, 2011 and 2010, accumulated foreign currency translation differences are $1 million and $3.1 million, respectively.

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

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2010 Pointer had forward exchange contracts for the acquisition of approximately NIS 8 million in consideration for $2.1 million that matured during 2011. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2011, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.
As of December 31, 2011 the Company had forward exchange contracts for the acquisition of approximately NIS 14,000 in consideration for $3,900 that will mature during 2012.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2011 we had net assets of $23.5 million and net loss of $6.7 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $725,000 net decrease in our earnings.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2011 we had net assets of $0.7 million and net income of $4 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $470,000 net increase in our earnings.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2011 we had net assets of $2.9 million and net loss of $0.5 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in approximately a $53,000 net decrease in our earnings.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the US Dollar. As of December 31, 2011 we had a net loss of $0.8 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately an $82,000 net decrease in our earnings.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders.  Please see Item 5 – Impact of Exchange Rate Fluctuations for further information.  As of December 31, 2011, our outstanding loans bear variable interest rates of $2.5 million.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to loans borrowed by Shagrir from banks and other lenders. As of December 31, 2011, Shagrir has a total outstanding loan amount  of $3 million, which is linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2012	2013	2014	2015	2016 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		19
Cash- in NIS		1,088
Cash- In other currency:		484

LIABILITIES:

Short-term bank credit in, or linked to, dollars	3-4	1,901
Short-term bank credit in, or linked to, dollars	LIBOR + 4.25	500
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	800	800	600
In NIS	4 - 7.39	6,036	3,222	1,445
In NIS linked to CPI	2.1-5.48	2,610	470
In NIS - Prime + 0.95% variable interest	4.45	1,342	1,210

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2011.  The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

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

On June 22, 2003, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant.  The text of this code is available free of charge upon written request addressed to: Quality Manager, Pointer Telocation Ltd., 14 Hamelacha Street, Rosh Ha'ayin, 48091 Israel, fax: +972-3-5719698.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2011 and 2010.

	USD in thousands
	2011	2010
Audit Fees(1)	252	282
Audit-Related Fees(2)	6	4
Tax Fees(3)	17	25
All Other Fees	44	7

(1) Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are fees principally for services not provided in Audit Fees.

(3) Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments.

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2011 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER ANDAFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN THE REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules, as follows:

•
Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders, but we do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•
As opposed to Rule 5620(c) of the NASDAQ Listing Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person holding 25% of the voting power of the company.

•
All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law, and are not subject to the review process set forth in Rule 5630 of the NASDAQ Listing Rules. For a detailed discussion please see Item 10.B “Additional Information – NASDAQ Listing Rules and Home Country Practices".

•
We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•
A majority of our board of directors is not comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•
Our audit committee does not comply with all the requirements of Rule 5605 of the NASDAQ Marketplace Rules. Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see Item 6 “Directors, Senior Management and Employees – Board Practices".

        See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.                EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Registrant.

2.1	Form of Convertible Debenture due September 18, 2010 of the Registrant incorporated herein by reference to Exhibit 2.1 to Registrant's filed with the Commission on March 31, 2009.

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

4.7
English Summary of Purchase Agreement by and among Shagrir Systems Ltd., K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay dated October 11, 2011, as amended by an amendment dated January 1, 2012.

8.1           A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Salles, Sainz – Grant Thornton, S.C. Certified Public Accountants (Mexico).

14.4	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:/s/ Yossi Ben Shalom
      Yossi Ben Shalom
      Chairman of the Board of Directors

March 29, 2012

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets constituting 3.4% and 3.4% as of December 31, 2011 and 2010, respectively, and total revenues constituting 5.5%, 4% and 6.5% of the related consolidated totals for the years ended December 31, 2011, 2010 and 2009, respectively. The financial statements of these companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors. The financial statements of POINTER DO BRASIL S.A. (an equity method investee in which the Company has an 48% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for POINTER DO BRASIL S.A.., is based solely on the report of the other auditors.  In the consolidated financial statements, the Company's investment in POINTER DO BRASIL S.A. is stated at $ 266 at December 31, 2011, and the Company's equity in the net income of POINTER DO BRASIL S.A. is stated at $1,634 , for the year then ended.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,468	$2,233
Restricted cash	123	133
Trade receivables (net of allowance for doubtful accounts of $ 1,383 and $ 1,439 at December 31, 2011 and 2010, respectively)	14,427	13,914
Other accounts receivable and prepaid expenses (Note 3)	1,946	2,982
Inventories (Note 4)	4,467	3,739

Total current assets	22,431	23,001

LONG-TERM ASSETS:
Long-term accounts receivable	805	832
Severance pay fund	7,474	7,624
Property and equipment, net (Note 5)	10,839	11,255
Investment in affiliate (Note 6)	266	295
Other intangible assets, net (Note 7)	3,030	6,497
Goodwill (Note 8)	44,493	53,926

Total long-term assets	66,907	80,429

Total assets	$89,338	$103,430

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 9)	$13,208	$13,170
Trade payables	9,821	10,064
Deferred revenues and customer advances	6,890	7,806
Other accounts payable and accrued expenses (Note 10)	7,440	7,054

Total current liabilities	37,359	38,094

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	7,715	11,526
Long-term loans from shareholders and others (Note 12)	943	957
Other long-term liabilities (Note 13)	2,895	842
Accrued severance pay	8,625	8,365

	20,178	21,690
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital (Note 15) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 4,860,024 and 4,771,181 shares at December 31, 2011 and 2010, respectively	3,353	3,280
Additional paid-in capital	119,147	118,512
Accumulated other comprehensive income	837	3,292
Accumulated deficit	(96,743)	(88,216)

Total Pointer Telocation Ltd's shareholders' equity	26,594	36,868

Non-controlling interest	5,207	6,778

Total equity	31,801	43,646

Total liabilities and equity	$89,338	$103,430

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2010	2009
Revenues (Note 19c):
Products	$31,140	$25,415	$20,038
Services	54,778	48,448	45,287

Total revenues	85,918	73,863	65,325

Cost of revenues:
Products	18,283	14,175	10,774
Services	37,249	31,264	26,645
Amortization and impairment of intangible assets (Note 1b)	1,498	978	976

Total cost of revenues	57,030	46,417	38,395

Gross profit	28,888	27,446	26,930

Operating expenses:
Research and development	3,082	2,532	2,817
Selling and marketing	8,932	7,441	6,249
General and administrative	11,450	9,062	8,788
Amortization of intangible assets	1,821	1,774	1,942
Impairment of goodwill and intangible asset	6,216	-	2,959

Total operating expenses	31,501	20,809	22,755

Operating income (loss)	(2,613)	6,637	4,175
Financial expenses, net (Note 20a)	1,779	1,976	2,070
Other expenses, net (Note 20b)	77	21	16

Income (loss) before taxes on income	(4,469)	4,640	2,089
Taxes on income (Note 17)	2,383	1,524	887

Income (loss) after taxes on income	(6,852)	3,116	1,202
Equity in losses of affiliate	1,634	1,158	677

Net income (loss)	(8,486)	1,958	525
Less - net income attributable to non-controlling interest	(41)	(828)	(2,632)

Net income (loss) attributable to Pointer Telocation Ltd's shareholders	$(8,527)	$1,130	$(2,107)

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share (Note 16)	$(1.78)	$0.24	$(0.44)

Diluted net earnings (loss) per share (Note 16)	$(1.79)	$0.22	$(0.47)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd's Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Comprehensive	Total
	shares	capital	capital	income	deficit	interest	income	equity

Balance as of January 1, 2009	4,752,931	$3,266	$118,015	$1,773	$(87,239)	$5,372		$41,187

Stock-based compensation expenses	-	-	333	-	-	32		365
Dividend paid to non-controlling interest	-	-	-	-	-	(871)		(871)
Non-controlling interest recorded as a result of business combination (see Note 1h)	-	-	-	-	-	256		256
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(167)	-	249	$82	82
Realized losses on derivatives designated as cash flow hedges	-	-	-	(78)	-	-	(78)	(78)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	13	-	-	13	13
Net income	-	-	-	-	(2,107)	2,632	525	525
Total comprehensive income							$542
Balance as of December 31, 2009	4,752,931	3,266	118,348	1,541	(89,346)	7,670		41,479

Issuance of shares in respect of Stock-based compensation	18,250	14	43	-	-	-		57
Stock-based compensation expenses	-	-	121	-	-	-		121
Dividend paid to non-controlling interest	-	-	-	-	-	(2,250)		(2,250)
Comprehensive income:
Foreign currency translation adjustments	-	-	-	1,598	-	530	$2,128	2,128
Realized gains on derivatives designated as cash flow hedges	-	-	-	29	-	-	29	29
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	124	-	-	124	124
Net income	-	-	-	-	1,130	828	1,958	1,958
Total comprehensive income							$4,239
Balance as of December 31, 2010	4,771,181	3,280	118,512	3,292	(88,216)	6,778		43,646

Issuance of shares in respect of Stock-based compensation	88,843	73	208	-	-	-	-	281
Stock-based compensation expenses	-	-	515	-	-	-	-	515
Dividend paid to non-controlling interest	-	-	-	-	-	(1,595)	-	(1,595)
Exercise of options in subsidiary	-	-	(88)	-	-	88	-	-
Sale of subsidiary (Note 1j)	-	-	-	-	-	426	-	426
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(2,074)	-	(531)	(2,605)	(2,605)
Realized losses on derivatives designated as cash flow hedges	-	-	-	(219)	-	-	(219)	(219)
Unrealized losses on derivatives designated as cash flow hedges	-	-	-	(162)	-	-	(162)	(162)
Net loss	-	-	-	-	(8,527)	41	(8,486)	(8,486)
Total comprehensive loss							$(11,472)
Balance as of December 31, 2011	4,860,024	$3,353	$119,147	$837	$(96,743)	$5,207		$31,801

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

Accumulated other comprehensive income

	December 31,
	2011	2010

Accumulated unrealized gain on derivative instruments	$(213)	$168
Accumulated foreign currency translation differences	1,050	3,124

Accumulated other comprehensive income	$837	$3,292

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$(8,486)	$1,958	$525
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	12,710	5,568	8,252
Accrued interest and exchange rate changes of debenture and long-term loans	135	178	(85)
Accrued severance pay, net	487	(364)	(400)
Gain from sale of property and equipment, net	(95)	(93)	(377)
Equity in losses of affiliate	1,634	1,158	677
Amortization of stock-based compensation	515	121	367
Impairment loss of loan to minority shareholder in subsidiary (Note 1j)	489	-	-
Decrease (increase) in restricted cash	10	(133)	-
Decrease (increase) in trade receivables, net	(1,462)	(1,618)	1,995
Decrease (increase) in other accounts receivable and prepaid expenses	373	(436)	(308)
Decrease (increase) in inventories	(1,035)	(1,964)	128
Write-off of inventories	304	185	124
Deferred income taxes	170	1,322	773
Increase in long-term accounts receivable	(177)	(212)	(493)
Increase (decrease) in trade payables	452	981	(413)
Increase (decrease) in other accounts payable and accrued expenses	2,457	(127)	461

Net cash provided by operating activities	8,481	6,524	11,226

Cash flows from investing activities:
Decrease in other accounts receivable	-	-	279
Purchase of property and equipment	(4,445)	(4,481)	(3,442)
Proceeds from sale of property and equipment	1,050	641	1,215
Investments in affiliates	(1,740)	(1,490)	(640)
Acquisition of subsidiary (a)	-	-	(38)
Proceeds from sale of subsidiaries (b)	39	-	-

Net cash used in investing activities	(5,096)	(5,330)	(2,626)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

Cash flows from financing activities:

Receipt of long-term loans from banks	8,384	5,090	-
Repayment of long-term loans from banks	(8,937)	(7,016)	(6,027)
Repayment of long-term loans from others	(1,071)	(1,122)	(32)
Dividend paid to non-controlling interest	(1,594)	(2,250)	(871)
Proceeds from issuance of shares and exercise of warrants, net	281	57	-
Short-term bank credit, net	(1,002)	2,656	(983)

Net cash used in financing activities	(3,939)	(2,585)	(7,913)

Effect of exchange rate changes on cash and cash equivalents	(211)	415	(186)

Increase (decrease) in cash and cash equivalents	(765)	(976)	501
Cash and cash equivalents at the beginning of the year	2,233	3,209	2,708

Cash and cash equivalents at the end of the year	$1,468	$2,233	$3,209

(a)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$-	$(112)
	Property and equipment	-	-	60
	Customer list	-	-	24
	Goodwill	-	-	456
	Accrued severance pay, net	-	-	(12)
	Non-controlling shareholders loan	-	-	(122)
	Non-controlling interest	-	-	(256)

		$-	$-	$38

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2010	2009

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$32	$-	$-
	Non-controlling interests	426	-	-
	Loss from sale of subsidiaries	(110)	-	-
	Receivables for sale of investments in subsidiaries	(309)	-	-

		$39	$-	$-

(c)	Non-cash investing activity:

	Purchase of property and equipment	$309	$45	$221

(d)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$1,456	$1,462	$1,958

	Income taxes	$-	$40	$87

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

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

The Company provides services, for the most part, in Israel, Argentina Mexico and Brazil, through its local subsidiaries and affiliates. Independent operators provide similar services in Latin America, Europe and other countries utilizing the Company's technology and operational know-how. The Company's shares are traded on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange. On January 17, 2012, the Company announced that its Board of Directors has resolved to act to delist the Company's ordinary shares from trading on the Tel Aviv Stock Exchange effective as of April 17, 2012.

b.
In 2011, the changes in the economic conditions and forecasted results of the Company's Cellocator segment led the Company to test the implied value of the Cellocator segment’s goodwill in accordance with ASC 350 "Intangibles - Goodwill and Others". As a result of the impairment test, the Company determined that the implied value attributable to Cellocator goodwill and development technology intangible assets should be lower by $6,216 and $520, respectively. These amounts were recorded in the 2011 Consolidated Statement of Operation under the captions "Impairment of goodwill and intangible asset" and "Amortization and impairment of intangible assets", respectively. See also notes 2g and 2i.

c.
The Company holds 55.99% of the share capital of Shagrir Systems Ltd. ("Shagrir"). Shagrir is engaged in the field of road side assistance, towing services and stolen vehicle recovery in Israel. (See note 2q)

d.
In July 2008, Shagrir incorporated a Romanian company, S.C. Pointer S.R.L. ("Pointer Romania"), to provide road-side assistance and towing services in Romania. Shagrir holds 50% of the share capital of Pointer Romania. On January 1, 2012, Shagrir signed an agreement with the Romanian shareholder, pursuant to which he transferred to Shagrir 15% of the issued share capital of the Romanian subsidiary.  As a result, Shagrir holds 65% of the share capital of Pointer Romania

e.
The Company holds 88% of the share capital of Pointer Localization Y Asistencia SA's (formerly: Tracsat S.A.) ("Pointer Argentina"). Pointer Argentina is the operator of the Company's systems and products that provide stolen vehicle recovery services in Buenos Aires, Argentina.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

f.
The Company holds 74% of the share capital of Pointer Recuperacion de Mexico S.A. de C.V. ("Pointer Mexico"), the remaining 26% of the share capital being held by local Mexican partners. Pointer Mexico provides location, tracking and stolen vehicle recovery services to its customers in Mexico as well as distributing the Company's products.

g.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2011, the Company holds 48% of the share capital in Pointer Brazil, with an option to acquire an additional 4%. The option will expire in August 2013. Pointer Brazil will provide location, tracking and recovery of stolen vehicles services to its customers in Brazil. Currently, the affiliate has no significant revenues. The Company recorded equity in losses of Pointer Brazil in the amount of $1,600 and $1,200 in 2011 and 2010, respectively.

h.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc. Currently, the subsidiary has no significant revenues.

i.	On May 15, 2009, the Company's subsidiary Shagrir acquired ownership of 51% of the ordinary shares of Car2go Ltd., which is engaged in car sharing and motor vehicle rental.

The fair value of the consideration transferred on the date of the acquisition of Car2go totaled $ 3 in cash. In addition, Shagrir signed a loan agreement with Car2go pursuant to which Shagrir has committed to provide to the subsidiary a loan in an amount of up to $ 1,447 (consisting of $ 241 in cash and $ 1,206 in services). The loan was provided during 2010. The loan is linked to the Israeli CPI and bears an interest rate of 4%. Car2go will repay the loan in quarterly installments commencing on May 15, 2013. The Company recorded goodwill related to Car2go in the amount of $456.

j.
On June 28, 2010, Shagrir, together with an Israel resident (hereinafter the "minority shareholder") entered into an agreement for the establishment of an Israeli company named Rider from the Shagrir Group Ltd. ("Rider") for providing outsourcing services to insurance companies and others. The minority shareholder holds 33% and serves as Rider's CEO.

In the reported period, Shagrir recorded as part of its general and administrative expenses an impairment loss of the loan granted by Rider to the minority  shareholder  in the amount of NIS 1.75 million ($489), due to the fact that Rider will not meet the milestones pursuant to the agreement.

On July 10, 2011, Shagrir signed an agreement to sell its entire holdings in Rider to Native Nehoray Ltd. ("Nehoray") at par value. In addition, Shagrir sold to Nehoray the rights to receive payments from a loan that Shagrir had provided to Rider in the amount of NIS 4,779 thousands including interest and linkage to the Israeli CPI for NIS 1,293 thousands. As a result of the agreement, the Company recorded a capital loss in the amount of NIS 393 thousands ($110).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

k.
In November 2011, Shagrir, together with T.M.C Transportation Ltd. ("TMC"), signed an agreement for the establishment of a limited partnership, TMC Systems, LP ("the partnership"). The Company will hold 51% of the partnership's capital.  The activities of TMC will be transferred to the partnership. The partnership commenced its activity on January 1, 2012.

The partnership engages in solutions for the management, control and collection of travel fares from taxis and transportation service fleets.

Shagrir will grant a shareholders' loan to the partnership in an amount of up to NIS 2.5 million. This loan will carry an annual interest rate of prime plus 4%. As of December 31, 2011, Shagrir granted a loan to TMC in the amount of NIS 655 thousands which was transferred to the partnership, along with the activities of TMC, on January 1, 2012.

l.
On October 11, 2011, Shagrir entered into an agreement to acquire the activities of K.S Operation Centers for Vehicles Ltd. ("K.S") in consideration for an aggregate amount of NIS 12 million (as amended by an amendment dated January 1, 2012). Shagrir consummated the transaction in January 2012.

K.S is engaged in the operation of car repair garages, providing bodywork and paint services, as well as engaging in the sale of spare parts for motor vehicles.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, tax assets and tax liabilities, warranty costs and stock-based compensation costs. Actual results could differ from those estimates.

POINTER TELOCATION LTD. AND SUBSIDIARIES

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

For those subsidiaries whose functional currency has been determined to be their local currency (For Pointer Argentina- the Argentinean peso; for Pointer Mexico- the Mexican peso; for Shagrir, Car2Go and Rider - the new Israeli shekel ("NIS"); for Pointer Inc. - the dollar; for Pointer Romania- the Euro; for Pointer do Brazil S.A.- the Brazilian Real),  assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders' equity (deficiency).

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

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

Beginning January 1, 2009, changes in the parent's ownership interest in a subsidiary with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. Losses of partially owned consolidated subsidiaries shall be continued to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The Company applies ASC 810-10, "Consolidation", which provides a framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. According to ASC 810-10, the Company shall consolidate a VIE  when it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. The determination as to whether the Company should consolidate a VIE is evaluated continuously as changes to existing relationships or future transactions occur.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary is a matter of judgment and involves the use of significant estimates and assumptions. Such assessment involves estimation of whether an entity can finance its current activities until it reaches profitability, without additional subordinated financial support.

Pointer Romania is considered to be a Variable Interest Entity. As Shagrir has both the power to direct the economically significant activities of Pointer Romania, and the obligation to absorb losses and the right to receive benefits that could potentially be significant to Pointer Romania, Shagrir is considered to be the primary beneficiary. Pointer Romania is consolidated in the Company's financial statements.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2011, 2010 and 2009, the Company and its subsidiaries wrote off approximately $ 304, $ 185 and $ 124, respectively. The write-offs are included in cost of revenues.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	20-33
Computers and electronic equipment	10 - 33 (mainly 33)
Office furniture and equipment	6 - 15
Motor vehicles	15 - 20 (mainly 20)
Network installation	10 - 33
Buildings	6.67
Leasehold improvements	Over the term of the lease including the option term

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Goodwill:

Goodwill reflects the excess of the purchase price of the acquired activities over the fair value of net assets acquired. Pursuant to ASC 350, "Intangibles - Goodwill and Other", goodwill is not amortized but rather tested for impairment at least annually, at the reporting unit level.

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

The Company performed its annual impairment test as of December 31, 2011 and recorded goodwill impairment in the total amount of $6,216 in connection with the Cellocator reporting unit.  The material assumptions used for the income approach for 2011 were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%. (See also Note 2t regarding fair value measurement).

No impairment losses were identified in the years 2010 and 2009.

h.	Identifiable intangible assets:

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

The customers related intangibles are amortized over a five- to nine-year period.

The developed technology is amortized over a five-year period.

Patents are amortized over an eight-year period.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2009, the Company recorded an impairment loss in the amount $ 2,959 reducing customer related intangibles from a carrying amount of $ 3,173 to a fair value of $ 214. The circumstances leading to the impairment are attributed to the decrease in activity of the former customers of Cellocator. The impairment was recorded in the "Operating Income" caption in the consolidated statement of operations. The customer's related intangible impairment is reflected in the Cellocator segment. The fair value of the customers related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue forecast from the former customers of Cellocator, and the Company's weighted average cost of capital ("WACC"). See also Note 2t regarding fair value measurement.

In 2011, the Company amortized $520 of the development technology intangible assets acquired from Cellocator Ltd. in September 2007 from a carrying amount of $ 701 to a fair value of $ 181. The circumstances leading to the impairment are attributed to the obsolescence of older Cellocator technology.  The impairment was recorded under the caption of "cost of revenues" in the consolidated statement of operations. Assumptions in the fair value assessment included: the impact of changes in economic conditions and the revenue forecast for the Cellocator segment.

No impairment losses were identified in 2010.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities' captions in the Balance Sheet) during 2011 and 2010 are as follows:

	Year ended December 31,
	2011	2010

Balance, beginning of the year	$604	$462
Warranties issued during the year	548	492
Settlements made during the year	(278)	(260)
Expirations	(150)	(113)
Foreign currency translation adjustment	(34)	23

Balance end of year	$690	$604

k.	Revenue recognition:

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

In accordance with ASC 605-25, "Multiple-Element Arrangements", revenue from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. The Company considers the sale of products and subscriber fees to be separate units of accounting.

When a sales arrangement contains multiple elements, such as hardware and services, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for each deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

POINTER TELOCATION LTD. AND SUBSIDIARIES

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

Generally, the Company does not grant rights of return. The Company follows ASC 605-15-25 "sales of product when right of return exists". Based on the Company's experience, no provision for returns was recorded.

l.	Research and development costs:

Research and development costs are charged to expenses as incurred.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were $ 822, $ 653 and $ 392, respectively.

n.	Deferred income taxes:

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

Effective January 1, 2007, the Company adopted an amendment to ASC 740-10. The update clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2011, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2011, the Company did not have any interest and penalties associated with tax positions.

o.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, "Earnings Per Share". Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 41,375, 0 and 12,404 for the years ended December 31, 2011, 2010 and 2009, respectively.

p.	Accounting for stock-based compensation:

The Company applies ASC 718, "Compensation - Stock Compensation". In accordance with ASC 718, all grants of employee equity based stock options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

As required by ASC 718, forfeitures are estimated at the time of grant, based on actual historical pre-vesting forfeitures, and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

During the years ended  December 31, 2011, 2010 and 2009, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 515, $ 121 and $ 367, respectively.

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Data related to options to purchase the Company shares:

1.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2011, 2010 and 2009 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2011	2010	2009

Risk free interest rate	2%	1.13%	1.73%
Dividend yield	0%	0%	0%
Expected volatility	75%	76%	80%
Expected term (in years)	5	5	3.9
Forfeiture rate	2%	6%	10%

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Data related to options to purchase Shagrir shares:

In July, 2011, 903 options granted under Shagrir's employee share option plan were exercised to purchase ordinary shares of Shagrir. As a result, our holdings in Shagrir were diluted and as of December 31, 2011 the Company held approximately 55.99% of the issued and outstanding share capital of Shagrir.

In January 2012, 2,480 options were exercised, thereby diluting the Company's holding to approximately 54.48% of the issued and outstanding share capital of Shagrir. There currently remain no exercisable options to purchase ordinary shares of Shagrir.

r.	Severance pay:

The liability of the Company and its subsidiaries in Israel for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis (the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment, or a portion thereof. The liability for the Company and its subsidiaries in Israel is fully provided by monthly deposits with insurance policies and by accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Severance pay expenses for the years ended December 31, 2011, 2010 and 2009 were $ 1,297, $ 352 and $ 282, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, and derivatives.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, mainly in the U.S. and Israel. However, deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables include amounts billed to clients located mainly in Israel and South America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2011, 2010 and 2009, the Company recorded expenses in respect of such debts in the amount of $ 206, $ 156 and $ 756, respectively. As for major customers, see Note 19d.

The Company entered into foreign exchange forward contracts ("derivative instruments") intended to protect against the revaluation in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company's non-dollar currency exposure (see Note 2u below).

t.	Fair value measurements:

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

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 -	Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

POINTER TELOCATION LTD. AND SUBSIDIARIES

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

Assets and liabilities measured at fair value on a recurring basis are comprised of foreign currency forward contracts with a fair value of ($ 213) and $ 168 as of December 31, 2011 and 2010, respectively, and are classified as level 2.

The Company also measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are deemed to be other-than-temporarily impaired. During 2011, and 2010 no other-than-temporary impairments were identified in relation to equity method investments.

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition:

Disclosures for nonfinancial assets and liabilities that are measured at fair value, on a nonrecurring basis, are required prospectively beginning January 1, 2009.

During 2011, such measurements of fair value related solely to an impairment loss of goodwill reducing its carrying amount from $ 8,750 to a fair value of $ 2,534 and impairment loss of development technology intangible assets, reducing its carrying amount from $ 701 to a fair value of $ 181. The Company used an income approach for measuring the fair value of the goodwill. See Note 2g and 2i for significant assumptions. As the fair value was measured using significant unobservable assumptions, the goodwill was classified as level 3 in ASC 820 fair value hierarchy.

During 2009, such measurements of fair value related solely to an impairment loss of customer relations intangible asset, reducing its carrying amount from $ 3,173 to a fair value of $ 214. The Company used an income approach for measuring the fair value of the customer relations. See Note 2i for significant assumptions. As the fair value was measured using significant unobservable assumptions, the customer relations asset was classified as level 3 in ASC 820 fair value hierarchy.

u.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

POINTER TELOCATION LTD. AND SUBSIDIARIES

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

The Company entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated new Israeli shekel ("NIS") payroll payments. As of December 31, 2010 the Company had forward exchange contracts for the acquisition of approximately NIS 8,085 thousand in consideration for $ 2,100 that matured during 2011. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. The company excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2011, there were no gains or losses recognized in earnings for hedge ineffectiveness.

As of December 31, 2011 the Company had forward exchange contracts for the acquisition of approximately NIS 13,951 thousand in consideration for $ 3,860 that will mature during 2012.

At December 31, 2011, the Company expects to reclassify $ 213 of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

v.	Equity affiliates

The Company recognizes investment in equity affiliates under ASC 323, "Investments - Equity Method and Joint Ventures". The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred and reduce the amount of future earnings of the equity investee recognized by the Company. As of December 31, 2011, there were no deferred losses related to equity investees.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Impact of recently issued Accounting Standards still not effective for the Company:

In June 2011, the Financial Accounting Standards Board ("FASB") issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company will adopt the new standard from January 1, 2012.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Government authorities	$200	$824
Employees	91	94
Prepaid expenses	1,258	1,427
Former subsidiary's CEO (1)	171	282
Foreign currency derivatives	-	168
Others	226	187

	$1,946	$2,982

(1)	The balance as of December 31, 2011 in the amount of $ 171 is receivable from Nehoray, Rider's CEO, in accordance to the loan sold (see note 1i)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$2,637	$2,002
Work in process	24	46
Finished goods	1,806	1,691

	$4,467	$3,739

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2011	2010
Cost:

Installed products	$5,111	$4,409
Computers and electronic equipment	6,252	6,222
Office furniture and equipment	1,009	927
Motor vehicles	12,243	11,863
Network installation	4,164	4,736
Buildings	499	537
Leasehold improvements	1,273	1,237

	30,551	29,931

Accumulated depreciation:

Installed products	4,170	3,333
Computers and electronic equipment	5,241	5,312
Office furniture and equipment	577	545
Motor vehicles	5,142	4,844
Network installation	3,837	4,015
Buildings	35	27
Leasehold improvements	710	600

	19,712	18,676

Depreciated cost	$10,839	$11,255

b.	Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were $ 3,174, $ 2,815 and $ 2,377, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENT IN AFFILIATE

a.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2011, the Company holds 48% of the share capital in Pointer Brazil, with an option to acquire an additional 4%. The option will expire in August 2013.

	December 31,
	2011	2010

Invested in equity	$3,830	$2,090
Accumulated net loss	3,564	1,795

Total investment in affiliate	$266	$295

b.	As of December 31, 2011, Pointer Brazil's total assets and liabilities are $ 4,121 and $ 2,844, respectively. The net loss for the year 2011 is $3,145.

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2011	2010

Cost:

Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	15,321	16,265
Brand name	4,462	4,630

	25,312	26,424
Accumulated amortization:

Patents	639	639
Developed technology (see note 2i)	4,708	3,211
Customer related intangible	13,745	13,231
Brand name	3,190	2,846

	22,282	19,927

Amortized cost	$3,030	$6,497

b.	Amortization and impairment expenses for the years ended December 31, 2011, 2010 and 2009 were $ 3,319, $ 2,753 and $ 5,879, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expenses for the years ending:

December 31,

2012	$1,901
2013	472
2014	226
2015	221
2016	210

$3,030

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010

Goodwill, beginning of the year	$53,926	$51,220
Additions in respect of acquisitions	-	-
Impairment of Goodwill (see note 2g)	(6,216)	-
Foreign currency translation adjustments	(3,217)	2,706

Goodwill, end of year	$44,493	$53,926

As of December 31, 2011, $ 2,534 and $ 41,959 are attributable to the Cellocator segment and to the Pointer segment, respectively. As of December 31, 2010, $ 8,750 and $ 45,176 are attributable to the Cellocator segment and to the Pointer segment, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2011	2010	2011	2010
	%
Short-term bank credit and loans:
In USD	3 - 4	3 - 4	$1,901	$3,435
In, or linked to, dollars	LIBOR + 4.25		500	-
In Mexican Pesos		14.6	-	35

			2,401	3,470
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to, dollars	LIBOR + 2	LIBOR + 2	800	800
In, or linked to, dollars (see Note 12d)	4.4	4.4	-	1,013
In NIS linked to CPI	2.1-5.48	2.1-5.48	2,610	2,545
In NIS	4-7.39	4 - 7.39	6,036	4,653
In NIS - variable interest	4.45	4.45	1,343	628
In EURO	8-16	8-16	18	61

			10,807	9,700

			$13,208	$13,170

Unutilized credit lines			$4,207	$3,222

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2010

Employees and payroll accruals	$4,256	$4,597
Government authorities	1,027	836
Provision for warranty	463	428
Accrued expenses	1,283	1,138
Related party	52	52
Foreign currency derivatives	213	-
Others	146	3

	$7,440	$7,054

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2011	2010	2011	2010
	%

In, or linked to, dollars (see c below )	LIBOR + 2	LIBOR + 2	$2,200	$3,000
In NIS linked to CPI	2.1-5.48	2.1-5.48	3,081	5,309
In NIS - Prime + 0.95% variable interest	4.45	4.45	2,552	1,972
In NIS	4 - 7.39	4 - 7.39	10,704	9,938

			18,537	20,219
Less - current maturities			10,789	8,627
Less - discount			33	66

			$7,715	$11,526

b.	As of December 31, 2011, the aggregate annual maturities of the long-term loans are as follows:

2012 (current maturities)	$10,789
2013	5,703
2014	2,045

$18,537

c.
In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator"), the Company is required to meet certain financial covenants as follows:

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

As of December 31, 2011 the Company is in compliance with the financial covenants of its bank loan.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS (Cont.)

d.	Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.
Shagrir shall not declare any distribution of dividends without the prior written consent of the bank. Shagrir received such consent from the bank prior to its dividend distribution in March and December 2010.

As of December 31, 2011, Shagrir is in compliance with the financial covenants of its credit facility.

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders and others - composition:

	Interest rate		December 31,
	2011	2010	2011	2010
	%

In NIS linked to CPI (see c1 below)	4	4	$157	$159
In Euro (see c2 below)	8-16	8-16	32	86
In U.S. dollars (see d below)	4.4	4.4	-	1,013
Linked to Euro (see c3 below)	2	2	35	35
In U.S. dollars (see c4 below)	-	-	737	737

			961	2,030
Less - current maturities			18	1,073

			$943	$957

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	As of December 31, 2011, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2012 (current maturities)	$18
2013	16
2014	-
2015	-
2016	-
Thereafter	927

$961

c.	1.
During 2008-2009, Shagrir's subsidiary received loan in an amount of $ 140 from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir. As of December 31, 2011, the balance of the loan is $ 157.

2.
During August and October 2008, and March 2010, Pointer Romania signed a vehicle capital lease agreement. The liability bears an annual interest rate of 8-16%. The loan will be repaid in 36 equal monthly payments.

3.	In September 2008, Pointer Romania received a loan of EURO 25,000 from its Romanian shareholder. The loan bears an annual interest rate of 2%.

4.	Pointer Mexico received a loan of $ 737 from its Mexican local partner in 2005 and 2004. No maturity date was set for the loan and it is not expected to be repaid before January 1, 2013.

d.
As part of the acquisition of Cellocator the Company issued a non-tradable debenture with a fair value of $ 1,951 convertible into 160,000 of the Company's ordinary shares. The debenture bears annual interest at the LIBOR, to be accrued until the date of repayment.  In September 2010, the Company repaid approximately $ 1,000 and signed an amendment to the convertible loan agreement pursuant to which the remaining amount of $ 1,000 will bear a fixed interest at an annual rate of 4.4%. The debenture was paid in full in September 2011.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2011	2010

Provision for warranty	$226	$177
Deferred taxes	2,471	263
Deferred revenues	198	402

	$2,895	$842

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

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

1.
To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 2,446, in effect between January 2011 and January 2016.

2.	The Company obtained bank guarantees in the amount of $ 100 in favor of its lessor and customs.

3.
As of December 31, 2011 and 2010, the use of $ 123 and $ 133, respectively, has been restricted following B.C.R.A. (Central Bank of Argentina) regulations, until the company completes the registration with local authorities of certain capital contributions.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2011 is $ 2,396. No royalties were accrued or paid during 2011, 2010 and 2009.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2016. Minimum annual rental payments under non-cancelable operating leases are as follows:

2012	$1,947
2013	1,625
2014	1,238
2015	712
2016	4

$5,526

Rent expenses for the years ended December 31, 2011, 2010 and 2009, were $ 2,626, $ 2,308 and $ 1,899, respectively.

e.	Litigation:

1.
As of December 31, 2011, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 170. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

2.
On November 15, 2011, a motion was filed in Israeli court for approval of a class action suit against T.M.C. Transportation Ltd. ("TMC Ltd."), the company with whom Shagrir formed the partnership TMC Technologies Systems LP, and the credit card company Isracard Ltd., ("Isracard"), for an amount of NIS 6.7 million. The claim involves the allegation that Isracard collected additional fees, on its behalf and on behalf of TMC Ltd., from unknowing passengers who paid taxi fares by credit card using TMC Ltd.'s system, in contravention of applicable law regulating taxi fares, which prohibit collection from a passenger of any fares exceeding that displayed on the taxi meter. The respondents reject the claim amount and argue that actual amounts collected for the use of credit cards total no more than a few thousand NIS.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Commitments:

1.
On March 2, 2010, Pointer Argentina signed an amended contract with a significant insurance company. According to the terms of the agreement, Pointer Argentina has committed to obtaining a monthly recovery rate of 75% of the quantity of stolen automobiles when the number of end-users for that period exceeds 2,000. The percentage shall be measured annually, with the first review in April 2011 and then yearly reviews. If the degree of effectiveness required in the agreement is not achieved, Pointer Argentina shall pay the customer for each dollar below 75% of the total cost of the stolen vehicles.

As Pointer Argentina achieved the required effectiveness percentage as of December 31, 2011, no reserve has been accrued.

2.
The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 18), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on August  1, 2011.

3.
During 1998, the Company entered into an agreement with Shagrir for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013.

4.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to Shagrir, in consideration of NIS 1,000 per year linked to CPI. This amount is split between the Company (NIS 120) and the other shareholders of Shagrir.

5.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 11c and 11d).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital:

1.
In January 2007, the Company completed a round of financing for the aggregate amount of $ 4,675, out of which, an amount of $ 2,586 was received as of December 31, 2006, in consideration for 425,000 of the Company's ordinary shares at a price per share of $ 11.0. Under the terms of the investment agreements, the investors were issued warrants to purchase up to 212,500 ordinary shares of the Company, with an exercise price of $ 13.0 per share. As of December 31, 2011 the warrants expired.

2.
On April 2, 2007, the Company entered into and consummated a share purchase agreement with a group of United States institutional investors for the purchase of 805,000 of the Company's ordinary shares for an aggregate price of approximately $ 8,500. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of the Company's ordinary shares, such that for each one share purchased, the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $ 12.6 and will be exercisable for a period of five years.

3.	On July 18, 2008, the Company consummated a private placement of 140,056 of its ordinary shares to DBSI Investments Ltd., our principal shareholder, for an aggregate price of $ 1,000.

c.	Options:

1.
The Company grants, under the 2003 Employee share option plan, options to its employees, directors and service providers. The options are granted for a period of five years and usually have a vesting period of up to four years.

The Company granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

On November 30, 2011, the Board of Directors approved an amendment to the Plan whereby in the event a cash dividend is paid out to the Company's shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

As of December 31, 2011, 379,125 Options are available for future grant under the Plan.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

2.	A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2011 and changes during the year ended December 31, 2011 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2011	168,500	$3.49
Granted	256,984	$6.91
Exercised	(88,468)	$3.14
Forfeited	(16,000)	$4.46

Outstanding at December 31, 2011	321,016	$6.28	3.50	$14

Exercisable at December 31, 2011	56,532	$3.68	0.91	$13

Vested and expected to vest at December 31, 2011	319,016	$6.30	3.52	$14

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2010 and 2009 was $ 6.91, $ 3.86 and $ 1.63, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2011, there was approximately $ 341 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.76 years. Total grant-date fair value of options that vested during the year ended December 31, 2011 was approximately $ 172.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

3.	A summary of the status of the Company's employee stock options as of December 31, 2011, 2010 and 2009, and changes during the years then ended, are as follows:

	Year ended December 31,
	2011		2010		2009
		Weighted		Weighted		Weighted
		average		average		average
	Amount	exercise	Amount	exercise	Amount	exercise
	of options	price	of options	price	of options	price

Options outstanding at beginning of year	168,500	$3.49	189,125	$3.45	218,245	$8.99
Granted	256,984	$6.91	3,000	$7.00	15,000	$3.14
Exercised	(88,468)	$3.14	(18,250)	$3.14	-	$
Forfeited	(16,000)	$4.46	(5,375)	$5.30	(44,120)	$7.58

Options outstanding at end of year	321,016	$6.28	168,500	$3.49	189,125	$3.45

Options exercisable at end of year	56,532	$3.68	131,125	$3.45	112,063	$3.48

The following table summarizes information relating to employees' stock options outstanding as of December 31, 2011, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2011	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2011	Weighted average exercise price
		Years

3.14	52,032	0.86	$3.14	46,532	$3.14
4.80	10,000	4.67	$4.80	-	$-
5.71-6.91	9,000	1.22	$6.11	9,000	$6.11
7.00	249,984	4.09	$7.00	1,000	$7.00

	321,016	3.50	$6.28	56,532	$3.68

4.
On February 25, 2009, the Board of Directors resolved to issue to the Company's employees options convertible to 15,000 of the Company's ordinary shares, pursuant to the 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $ 3.14 per share.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

5.
On February 25, 2009, the Board of Directors resolved to modify the price of 166,750 options granted to the Company's employees with the exercise price of 7.01-11.24 between the period of May 2005 and December 2007, convertible to 166,750 of the Company's ordinary shares, pursuant to the 2003 Employee Share Option Plan, at an exercise price of $ 3.14 per share

The expected incremental cost that the Company has to recognize in its financial statements, as a result of the repricing of the options as described above, is estimated at approximately $ 83. The incremental cost will be recorded in the financial statements until 2011 according to the remaining period of vesting.

6.
On March 24, 2010, the Board of Directors resolved to extend the exercise period of 40,000 options granted to the former Chief Executive Officer of the Company, by eighteen months until November 23, 2011. The exercise price of the options is $ 3.14 per share. As a result, the company recorded an additional amortization of stock compensation in the amount of $ 23.

7.
On October 13, 2010, the Board of Directors resolved to issue to one of our directors options exercisable to 3,000 of the company's ordinary shares, pursuant to the plan, which will vest in three equal annual installments over a period of three years, commencing as of date of the grant, at an exercise price of $ 7.00 per share.

8.
In January 2011, the Board of Directors appointed the Company's new Chief Executive Officer (CEO) effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with our 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to the company's growth and profitability in the year preceding payment of the bonus.

9.
On August 31, 2011, the Board of Directors resolved to issue to the Company's Chief Financial Officer, options exercisable to 10,000 of the company's ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 4.80 per share.

d.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company's policy is not to declare dividends out of tax exempt earnings.

Shagrir distributed dividends in an amount of approximately $ 3,649, out of which $ 1,595 was paid to non-controlling interests.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2011	2010	2009
Numerator:

Numerator for basic net earnings per share - Net income (loss)	$(8,527)	$1,130	$(2,107)
Effect of diluting securities	(33)	(69)	(106)

Numerator for diluted net earnings per share - Net income (loss)	$(8,560)	$1,061	$(2,213)

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	4,789	4,768	4,753
Effect of diluting securities (in thousands)	-	66	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	4,789	4,834	4,753

Basic net earnings (loss) per share	$(1.78)	$0.24	$(0.44)

Diluted net earnings (loss) per share	$(1.79)	$0.22	$(0.47)

NOTE 17:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Law"):

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

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

Under the Law, companies are entitled to various tax benefits by virtue of the "approved enterprise" and/or "beneficiary enterprise" status granted to part of their enterprises, as determined by the Law ("the Alternative Track"). The tax benefits and reduced tax rates consist of a tax exemption in the first two years and a reduced rate of 25% for a period of five years for the remaining benefit period.

The income qualifying for tax benefits under the Alternative Track is the taxable income of a company ("a beneficiary company") that has met certain conditions as determined by the Law, and which is derived from an industrial enterprise. The Law specifies the types of income that qualify for the tax benefits under the Alternative Track in respect of an industrial enterprise, Income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The Company's program for expansion of its plant was granted the status of an "approved program", in accordance with the Law, under the alternative track. According to this track, income derived from the approved enterprise is subject to the benefits and related conditions, as above.

The benefit period starts with the first year the approved enterprise/beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The Company's benefit period for the approved enterprise status will end in 2010.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

If dividends are distributed out of the tax exempt profits, mentioned above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not on the Alternative Track (tax at the rate of 0%). The Company's policy is not to distribute dividends as above.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are as follows: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

d.	Tax rates applicable to the income of the Company:

Taxable income of the Company is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

The effect of the abovementioned changes increased deferred tax liabilities by approximately $ 1,174. The adjustment of the deferred tax balances resulted in a decrease in net income in 2011 of approximately $ 1,174, which was recorded in taxes on income and an increase in loss as of December 31, 2011 of approximately $ 1,174.

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2011	2010	2009

Domestic	$(2,556)	$6,681	$3,989
Foreign	(1,913)	(2,041)	(1,900)

	$(4,469)	$4,640	$2,089

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2011	2010

Reserves and accruals	$544	$382
Carryforward tax losses	27,089	20,824
Other temporary differences	1,821	1,950

Total deferred tax assets before valuation allowance	$29,454	$23,156

Valuation allowance (3)	(26,786)	(18,639)

Net deferred tax assets	$2,668	$4,517

Goodwill	(4,906)	(4,664)
Other temporary differences	(233)	(116)

Total deferred tax liabilities	$(5,139)	$(4,780)

Total deferred tax assets (Liabilities)	$(2,471)	$(263)

Domestic	$(2,471)	$(263)
Foreign	-	-

	$(2,471)	$(263)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2011	2010

Long-term Liabilities	$(2,471)	$(263)

	$(2,471)	$(263)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

3.
The Company and its subsidiaries (except Shagrir) have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences. Since the Company and its subsidiaries (except for Shagrir) have a history of losses, it is more likely than not that the deferred taxes regarding the losses carryforward and other temporary differences will not be realized in the foreseeable future.

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2011	2010	2009

Income (loss) before taxes, as reported in the consolidated statements of operations	$(4,469)	$4,640	$2,089

Statutory tax rate	24%	25%	26%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$(1,072)	$1,160	$543
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	1,064	(83)	(833)
Operating carryforward losses for which a valuation allowance was provided	2,219	576	1,159
Realization of carryforward tax losses for which a valuation allowance was provided and change in valuation allowance in respect of deferred taxes	-	(78)	(551)
Nondeductible expenses and other	172	(51)	569

	$2,383	$1,524	$887

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

g.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 84,845 (including a capital loss in the amount of approximately $ 31,474) as of December 31, 2011. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 1,400 as of December 31, 2011. The carryforward tax losses will expire from 2014 to 2016.

Carryforward tax losses of Shagrir totaled approximately $ 14,406 as of December 31, 2011. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 6,412 as of December 31, 2011. The carryforward tax losses will expire from 2014 to 2021.

h.	Final tax assessments:

Tax assessments for the Company and Shagrir are considered final as of the 2007 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2006 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2008 tax year.

i.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2011	2010	2009

Current	$5	$(61)	$107
Deferred	2,378	1,585	780

	$2,383	$1,524	$887

Domestic	$2,378	$1,585	$780
Foreign	5	(61)	107

	$2,383	$1,524	$887

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2011	2010
Other accounts payable and accrued expenses:

DBSI (see Note 14f(2))	$52	$52

b.	Transactions with related parties:

	Year ended December 31,
	2011	2010	2009

Sales to affiliate (see Note 1g)	$1,611	$410	$-
Management fees to DBSI (see Note 14f(2))	$180	$180	$180

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

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

During 2008, as a result of the 2007 acquisition transaction in which the Company acquired Cellocator and following the determination of the CODM (chief operating decision maker), which is the Company's Chief Executive Officer, to control and manage the results of the Company's business by means of two segments, the Company began to produce discrete operating results of two business units, the Cellocator segment and the Pointer segment.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The Company applies ASC 280, Segment Reporting (formerly FAS 131, "Disclosures about Segments of an Enterprise and Related Information").

b.	The following presents segment results of operations for the year ended December 31, 2011:

	Cellocator segment	Pointer segment	Total

Segments revenues	$24,199	$68,709	$92,908
Intersegments revenues	(6,990)	-	(6,990)

Revenues from external customers	$17,209	$68,709	$85,918

Segments operating profit (loss)	$(5,366)	$2,512	$(2,854)

Segments assets	$16,780	$74,146	$90,926

Depreciation, amortization and impairment expenses	$8,224	$4,486	$12,710

Expenditures for assets	$247	$4,198	$4,445

The Pointer segment revenues include revenue from services in the amount of $ 54,681.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$(2,854)
Intercompany losses on intersegment sales	241

Operating income	$(2,613)

Segments assets	$90,926
Intercompany elimination	(1,588)

Total assets	$89,338

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2010:

	Cellocator segment	Pointer segment	Total

Segments revenues	$23,533	$58,627	$82,160
Intersegments revenues	(8,297)	-	(8,297)

Revenues from external customers	$15,236	$58,627	$73,863

Segments operating profit	$2,839	$3,898	$6,737

Segments assets	$25,163	$80,112	$105,275

Depreciation and amortization expenses	$1,360	$4,208	$5,568

Expenditures for assets	$471	$4,010	$4,481

The Pointer segment revenues include revenue from services in the amount of $ 48,334.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$6,737
Intercompany income on intersegment sales	(100)

Operating income	$6,637

Segments assets	$105,275
Intercompany elimination	(1,845)

Total assets	$103,430

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2009:

	Cellocator segment	Pointer segment	Total

Segments revenues	$15,380	$54,187	$69,567
Intersegments revenues	(4,242)	-	(4,242)

Revenues from external customers	$11,138	$54,187	$65,325

Segments operating profit (loss)	$(3,144)	$7,043	$3,899

Segments assets	$24,799	$73,922	$98,721

Depreciation and amortization expenses	$4,503	$3,751	$8,254

Expenditures for assets	$117	$3,325	$3,442

The Pointer segment revenues include revenue from services in the amount of $ 45,118.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$3,899
Intercompany income on intersegment sales	276

Operating income	$4,175

Segments assets	$98,721
Intercompany elimination	(1,748)

Total assets	$96,973

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2011	2010	2009

1.	Revenues *):

	Israel	$61,498	$53,574	$50,604
	Latin America	12,856	11,483	6,325
	Europe	10,275	7,553	7,376
	Other	1,289	1,253	1,020

		$85,918	$73,863	$65,325

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2011	2010	2009

2.	Long-lived assets:

	Israel	$56,735	$70,166	$68,129
	Argentina	1,179	1,356	1,371
	Mexico	445	156	143
	Other	3	-	-

		$58,362	$71,678	$69,643

d.	In 2011, 2010 and 2009, none of our customer accounted above 10% of the Company's revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2011	2010	2009
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$15	$39	$7
	Other	14	38	27

		29	77	34
	Expenses:
	Bank charges and interest expenses	1,620	1,566	1,709
	Foreign currency transaction adjustments	93	191	(78)
	Interest on long-term loans to others	64	282	414
	Amortization of discount on long-term loans	-	-	-
	Interest on debenture	31	(6)	39
	Change in fair value of foreign currency forward contracts	-	20	20
	Other	-	-	-

		1,808	2,053	2,104

		$1,779	$1,976	$2,070

b.	Other expenses, net:

	Capital loss (gain)	$(33)	$21	$16
	Loss from sale of subsidiaries	110	-	-

		$77	$21	$16

NOTE 21:-	SUBSEQUENT EVENTS

On February 28, 2012, Shagrir signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir will invest NIS 3 million in cash or in services in consideration for 3,087 of Car2go's ordinary shares. Following the issuance, Shagrir will hold 58.46% of Car2go. However, the terms of the agreement provide that if there is no additional investment in Car2go by a third party within two (2) years from signing, Shagrir's holding may be retroactively increased to 62.3%.

POINTER DO BRASIL S.A.

FINANCIAL STATEMENTS

AS OF 31ST. DECEMBER 2011 AND 2010

EXPRESSED IN U.S. DOLLARS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders
POINTER DO BRASIL S.A..

1.
We have audited the balance sheet of POINTER DO BRASIL S.A.. ("the Company") as of 31st. December 2011, and the related statements of income, of changes in shareholders’ equity accounts and of cash flows for the years then ended, accompanied by explanatory notes, expressed in US Dollars.   These financial statements are the responsibility of the Company’s management.   Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   We were not engaged to perform an audit of the Company’s internal control over financial reporting.   Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.   Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.   We believe that our audit provide a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of 31st. December 2011, the results of its operations, the changes in shareholders’ equity accounts and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil, 21st. March 2012.

RICARDO JULIO RODIL
ACCOUNTANT - CRC-1SP111444/O-1

BAKER TILLY BRASIL AUDITORES INDEPENDENTES S/S
CRC-2SP016754/O-1

POINTER DO BRASIL COMERCIAL S.A.

BALANCE SHEETS

In thousand of US Dollars in

	31st. December
	2011	2010 (Unaudited)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	336	333
Trade receivables (net of allowance for doubtful accounts of $ 211)	491	118
Other accounts receivable and prepaid expenses	258	242
Inventories	785	271
Total current assets	1,870	964

NON-CURRENT ASSETS
Property and equipment, net	2,251	787

TOTAL ASSETS	4,121	1,751

LIABILITIES

CURRENT LIABILITIES

Short-term bank credit and current maturities of long-term loans	195	82
Trade payables	1,474	328
Other accounts payable and accrued expenses	786	202
	2,455	612

NONCURRENT LIABILITIES
Long-term loans from banks	377	132
Other long-term liabilities	12	39
	389	171
EQUITY
Share capital	7,267	4,330
Accumulated other comprehensive income	367	(150)
Accumulated deficit	(6,357)	(3,212)
	1,277	968

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	4,121	1,751

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A..

STATEMENTS OF OPERATIONS

In thousands of U.S. dollars

	2011	2010 (Unaudited)

Revenues – Services Rendered	3,802	311

Cost of Services Rendered	(3,833)	(405)

Gross profit	(31)	(94)

OPERATING EXPENSES:

Selling and marketing	(994)	(685)
General and administrative	(2,065)	(1,174)

OPERATING LOSS	(3,090)	(1,953)

Financial expenses, net	(55)	(42)
Loss before taxes on income	(3,145)	(1,995)

Taxes on income	-	-

LOSS FOR THE YEAR	(3,145)	(1,995)

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

STATEMENTS OF CHANGES IN EQUITY

In thousands of U.S. dollars

	Share capital	Accumulated other comprehensive income	Retained earnings	Total
Balance as of January 1, 2010 (unaudited)	1,378	(110)	(1,217)	51

Issuance of shares	2,952	-	-	2,952
Foreign currency translation adjustments	-	(40)	-	(40)
Net loss	-	-	(1,995)	(1,995)

Balance as of December 31, 2010 (unaudited)	4,330	(150)	(3,212)	968

Issuance of shares	2,937	-	-	2,937
Foreign currency translation adjustments	-	517	-	517
Net loss	-	-	(3,145)	(3,145)

Balance as of December 31, 2011	7,267	367	(6,357)	1,277

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	2011	2010 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	(3,145)	(1,995)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	332	122
Decrease (increase) in trade receivables, net	(432)	(112)
Increase in other accounts receivable and prepaid expenses	(102)	(215)
Decrease (increase) in inventories	(609)	(248)
Increase (decrease) in trade payables	1,324	287
Increase (decrease) in other accounts payable and accrued expenses	733	94
Decrease (increase) in other long term liabilities	(25)	37
Net cash used in operating activities	(1,924)	(2,030)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(2,068)	(803)
Net cash used in investing activities	(2,068)	(803)

CASH FLOWS FROM FINANCING ACTIVITIES

Receipt of long-term loans from banks	472	210
Repayment of long-term loans from banks	(45)	(36)
Proceeds from issuance of shares	3,609	2,866
Net cash provided by financing activities	4,036	3,040

Effect of exchange rate changes on cash and cash equivalents	(41)	17
Increase in cash and cash equivalents	3	223

Cash and cash equivalents at the beginning of the year	333	110

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	336	333

Cash paid during the year for:
Interest	21	10

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

NOTES TO THE FINANCIAL STATEMENTS

1.	GENERAL

Pointer do Brasil Commercial S.A. ("the Company") was incorporated in Sao Paulo and commenced operations in August 2008.   The Company acts as an operator by bundling its products together with a range of services, including stolen vehicle retrieval services and fleet management services.

2.	SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, using the following significant accounting policies:

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.   Actual results could differ from those estimates.

b.	Financial statements in U.S. Dollars:

The Company's revenues are generated in Brazilian Reals.   In addition, a substantial portion of the Company’s costs is incurred in the same currency.   Management believes that the Brazilian Real is the primary currency of the economic environment in which the Company operates.  Thus, the functional currency of the Company is the Brazilian Real.   The reporting currency is the US Dollar. Therefore, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year.   Such translation adjustments are recorded as a separate component of cumulative foreign currency translation adjustments (comprehensive income) in shareholders' equity accounts.

c.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less as from the investment date.

d.	Inventories:

Inventories are stated at the lower of cost or market value.   Cost is determined using the "moving average" cost method.

e.	Allowance for doubtful accounts

The Company accrues allowances for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments.   These allowances are based on customer payment practices and history, inquiries and other financial information.   If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.   Bad debt expense, net of recoveries, for fiscal year 2011 was approximately $211.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.   Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20-33
Office furniture and equipment	20
Motor vehicles	20
Installed products	20
Leasehold improvements	20

The Company periodically assesses the recoverability of the carrying amount of property and equipment, and provides for any possible impairment loss, based upon the difference between the carrying amount and fair value of such assets.   As of 31st. December 2011, no impairment losses have been identified.

g.	Revenue recognition:

The Company generates revenues from the provision of services, subscriber fees and sales and installation of systems and products, mainly in respect of stolen vehicle recovery and fleet management services.

Service revenues including subscriber fees and installation are recognized as services are performed, over the term of the agreement.

Deferred revenue includes amounts received from customers but not yet recognized as revenues.

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

Revenues generated from technical support services; installation and de-installation and their related costs are recognized when such services are rendered.

Generally, the Company does not grant rights of return.   The Company follows ASC 605-15-25 "sales of product when right of return exists" (formerly FAS 48, "Revenue Recognition When Right of Return Exists").   Based on the Company's experience, no provision for returns was recorded.

h.	Deferred income taxes:

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

ASC 740-10 (formerly FIN 48 "Accounting for Uncertainty in Income Taxes" - an Interpretation of FASB Statement No. 109), clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.   It also provides guidance on accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

As of 31st. December 2011, the Company did not record any liability for uncertain tax positions.   The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses.   For the year ended 31st. December 2011, the Company did not have any interest and penalties associated with tax positions.

3.	TRADE RECEIVABLES
(Amounts presented in thousands of US Dollars)

	31st. December,
	2011	2010
Accounts receivable	702	118
Allowance for doubtful accounts	(211)	-

Total trade receivables	491	118

4.	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES
(Amounts presented in thousands of US Dollars)

	31ST. DECEMBER
	2011	2010
Prepaid expenses	162	23
Taxes receivable	11	203
Advances to suppliers	85	-
Employees	-	16
	258	242

5.	FIXED ASSETS
(Amounts presented in thousands of US Dollars)

	31st. December
	2011			2010
	Acquisition cost	Accumulated depreciation	Net	Net	Annual depreciation rate %
Computers and SW	705	(160)	545	413	20-33
Office furniture and equipment	46	(15)	31	52	20
Motor vehicles	43	(16)	27	40	20
Installed products	1,858	(210)	1,648	282	20
	2,652	(401)	2,251	787

6.	OTHER CURRENT LIABILITIES
(Amounts presented in thousands of US Dollars)

	31st. December
	2011	2010
Payroll accruals	387	136
Deferred revenue	22	31
Installation, commission expenses and other accrued expenses	377	35
Total other current liabilities	786	202

7.	SHAREHOLDER´S EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital as at 31 December 2011:

Shareholder	Subscribed Shares	Thousands of US$ equivalent
Bracco do Brasil Empreendimentos e Participações Ltda.	7.680.000	3,774
Pointer Telocation Ltd.	7.320.000	3,493
Total	15.000.000	7,267

8.	INCOME TAXES

Corporate income taxes are calculated on taxable profits in accordance with the Brazilian income tax legislation at the rate of 25% (income tax) and 9% (social contribution).   Carryforward tax losses are allowed to be offset against future periods taxable income and are not subjected to prescriptive terms, but are restricted to 30% of taxable income of each year.

Taxes and social charges are subject to the review of the Brazilian authorities for final assessment.

9.	DEFERRED TAX
(Amounts presented in thousands of US Dollars)

The Company continues to be in a loss making position and therefore Management believes that the provision for a significant portion of the deferred tax assets is required.   As a result, the Company has accrued a valuation allowance of approximately $1,454 during the period.

Income Tax Benefit

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes.   Significant components of the Company´s deferred tax liabilities and assets are as follows, in thousands of US Dollars:

	December 31,
	2011	2010
Deferred tax assets:
NOLs at the tax rate	1,401	884
Other temporary differences	53	-
Gross deferred tax asset before valuation allowance	1,454	884
Valuation allowance	(1,454)	(884)
Net deferred tax assets	-	-

Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	December 31,
	2011	2010
Loss before taxes, as reported in the consolidated statements of operations	(3,145)	(1,995)

Statutory tax rate	34%	34%

Theoretical tax expenses on the above amount at the Brazilian statutory tax rate	(1,069)	(678)

Operating carryforward losses for which a valuation allowance was provided	1,069	678

	-	-

Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately US$ 5,607,000 as of 31st.December 2011.   The carryforward tax losses have no expiration date.