Form 20-F/A
period 2011-12-31
Pointer Telocation Ltd
filed 2012-04-25
CIK 920532

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1"), to our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Securities and Exchange Commission on March 29, 2012 (the "Form 20-F"), is being filed solely for the purpose of correcting certain incorrect references to filing numbers of previously filed registration statements in the auditor consents filed as Exhibits 14.1, 14.2, 14.3, and 14.4 to the Form 20-F. Those exhibits are hereby replaced in their entirety with the attached Exhibits 14.1, 14.2, 14.3, and 14.4.

        As a result, this Amendment No. 1 consists of a cover page, this explanatory note, an index listing the revised exhibits, a signature page and the revised Exhibits 14.1, 14.2, 14.3, and 14.4.

Other than the foregoing items, no part of the Form 20-F is being amended. Amendment No. 1 does not reflect events occurring after the filing of the 2011 Form 20-F on March 29, 2012, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this amendment thereto and that it has duly caused and authorized the undersigned to sign this first amendment to its annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ David Mahlab
David Mahlab
Chief Executive Officer

April 25, 2012

EXHIBIT INDEX

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Salles, Sainz – Grant Thornton, S.C. Certified Public Accountants (Mexico).

14.4	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil).