Form 20-F
period 2012-12-31
Pointer Telocation Ltd
filed 2013-03-19
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

14 Hamelacha Street,
 Rosh Haayin 48091, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 3.00 nominal value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,555,558 Ordinary Shares, NIS 3.00 nominal value per share

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

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No  N/A

Table of Contents

PART I.		8
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3.	KEY INFORMATION	8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	11
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
D.	RISK FACTORS	11
ITEM 4.	INFORMATION ON THE COMPANY	30
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	30
B.	BUSINESS OVERVIEW	35
C.	ORGANIZATIONAL STRUCTURE	44
D.	PROPERTY, PLANTS AND EQUIPMENT	44
ITEM 4A.	UNRESOLVED STAFF COMMENTS	45
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
A.	OPERATING RESULTS	45
B.	LIQUIDITY AND CAPITAL RESOURCES	64
C.	RESEARCH AND DEVELOPMENT	67
D.	TREND INFORMATION	69
E.	OFF-BALANCE SHEET ARRANGEMENTS	71
F.	CONTRACTUAL OBLIGATIONS	72
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	73
A.	DIRECTORS AND SENIOR MANAGEMENT	73
B.	COMPENSATION	75
C.	BOARD PRACTICES	76
D.	EMPLOYEES	83
E.	SHARE OWNERSHIP	85
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	86
A.	MAJOR SHAREHOLDERS	86
B.	RELATED PARTY TRANSACTIONS	87

C.	INTERESTS OF EXPERTS AND COUNSEL	88
ITEM 8.	FINANCIAL INFORMATION	88
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	88
B.	SIGNIFICANT CHANGES	89
ITEM 9.	THE OFFER AND LISTING	89
A.	OFFER AND LISTING DETAILS	89
B.	PLAN OF DISTRIBUTION	90
C.	MARKETS	90
D.	SELLING SHAREHOLDERS	90
E.	DILUTION	90
F.	EXPENSES OF THE ISSUE	90
ITEM 10.	ADDITIONAL INFORMATION	90
A.	SHARE CAPITAL	90
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	90
C.	MATERIAL CONTRACTS	101
D.	EXCHANGE CONTROLS	103
E.	TAXATION AND GOVERNMENT PROGRAMS	103
F.	DIVIDENDS AND PAYING AGENTS	109
G.	STATEMENT BY EXPERTS	109
H.	DOCUMENTS ON DISPLAY	109
I.	SUBSIDIARY INFORMATION	110
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	110
ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	113
PART II		114
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	114
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	114
ITEM 15T.	CONTROLS AND PROCEDURES	114
ITEM 16.	[RESERVED]	115
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	115
ITEM 16B.	CODE OF ETHICS.	115

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

The selected financial data is incorporated by reference to “Item 5A – Operating Results – Selected Financial Data” of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in “Item 18 – Financial Statements” and are incorporated by reference, and the other financial information appearing in Item 5 of this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

We derived the following selected consolidated financial data for each of the years ended December 31, 2012, 2011 and 2010 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2009 and 2008 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2012	2011	2010	2009	2008
Statement of Income Data:
Revenues:
Products	30,402	31,140	25,415	20,038	30,645
Services	54,430	54,778	48,448	45,287	46,010
Total Revenues	84,832	85,918	73,863	65,325	76,655
Cost of revenues:
Products	17,988	18,283	14,175	10,774	16,392
Services	38,573	37,249	31,264	26,645	29,869
Amortization of intangible assets	181	1,498	978	976	980
Total Cost of Revenues	56,742	57,030	46,417	38,395	47,241
Gross profit	28,090	28,888	27,446	26,930	29,414
Operating Expenses:
Research and development, net	2,716	3,082	2,532	2,817	2,511
Selling, general and administrative expenses	18,299	20,382	16,503	15,037	15,245
Amortization of intangible assets	1,987	1,821	1,774	1,942	2,365
Impairment of intangible asset	-	6,216	-	2,959	-
Total operating income (loss)	5,088	(2,613)	6,637	4,175	9,293
Financial expenses, net	1,628	1,779	1,976	2,070	4,054
Other income (expenses)	5	77	21	16	22
Income (loss) before tax on income	3,455	(4,469)	4,640	2,089	5,261
Taxes on income	861	2,383	1,524	887	640
Income after taxes on income	2,594	(6,852)	3,116	1,202	4,621
Equity in losses (gains) of affiliate	(38)	1,634	1,158	677	-
Net income (loss) from continuing operations	2,632	(8,486)	1,958	525	4,621
Loss from discontinuing operations, net	995	-	-	-	-
Net income (loss)	1,637	(8,486)	1,958	525	4,621
Net income attributable to non-controlling interest	434	41	828	2,632	2,248
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	1,203	(8,527)	1,130	(2,107)	2,373
Basic net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	0.23	(1.78)	0.24	(0.44)	0.51
Diluted net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	0.23	(1.79)	0.22	(0.47)	0.50
Basic weighted average number of shares outstanding (in thousands)	5,166	4,789	4,768	4,753	4,679
Diluted weighted average number of shares outstanding (in thousands)	5,166	4,789	4,834	4,753	4,679
Balance Sheet Data:
Total assets	96,285	89,338	103,430	96,973	102,599
Net assets (liabilities) of continuing operations	29,748	26,594	36,868	33,809	35,815
Working capital (deficit)	(10,523)	(14,928)	(15,093)	(12,206)	(7,867)
Shareholders’ equity	35,346	31,801	43,646	41,479	41,187
Pointer Telocation Ltd. shareholders	29,748	26,594	36,868	33,809	35,815
Non controlling interest	5,598	5,207	6,778	7,670	5,372
Share capital	3,871	3,353	3,280	3,266	3,266
Additional paid-in capital	120,290	119,147	118,512	118,348	118,015

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31,

	2012	2011	2010
Revenues
Products	36	36	34
Services	64	64	66
Total Revenues	100	100	100
Cost of Revenues:
Products	21.2	21	19
Services	45.5	43	43
Amortization of intangible	0.2	2	1
Total Cost of Revenues	66.9	66	63
Gross profit	33.1	34	37
Operating Expenses:
Research and development costs, net	3.2	4	3
Selling, general and administrative expenses	21.6	24	22
Total operating Expenses	24.8	28	25

Amortization of intangible assets and Impairment of long lived assets	2.3	9	2
Operating income (loss)	6	(3)	9
Financial expenses	2	2	3
Other income (expenses)	-	-	-
Income (loss) before tax on income	4	(5)	6
Taxes on income	1	3	2
Income (loss) after tax	3	(8)	4
Equity in losses of affiliate	-	2	1
Loss from discontinuing operations, net	1
Net income (loss) attributable to non-controlling interest	0.5	(10)	1
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders)	1.5	(10)	2

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The products that we market, distribute and sell through our Cellocator segment are either manufactured or assembled at our own facility in Israel or, in certain cases, manufactured, surface mounted on printed circuit boards and assembled through supply agreements with third party subcontractors in Israel and abroad. Since 2010, we have been transitioning certain elements of our manufacturing and assembly process to third party subcontractors abroad and in Israel. As a result, our control over the manufacturing process has been reduced to some degree and our dependence on third party manufacturers and producers has been increased. Consequently, as this transitioning continues, the number of factors over which we have only limited control will increase, which may have an adverse affect our future production and supply capabilities. Additionally, many of our products are the result of complex manufacturing processes, and are sometimes dependent on components with a limited source of supply.  As a result, we can provide no assurances that supply sources will not be interrupted from time to time.  Furthermore, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products.  As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

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

The development, enhancement, implementation and manufacturing of the complex products of our Cellocator segment entail substantial risks of product defects or failures.  Despite testing by us and our customers, errors may be found in existing or future products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance, severe damage to our reputation or any other adverse effect on our business, financial condition and results of operations. Moreover, the complexities involved in implementing our products entail additional risks of performance failures. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations.

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

While we have a diversified product base, offering customers cellular units together with GPS devices and other technology, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our components for the devices in our Cellocator products are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is performed by two sub-contractors. Assembly is performed by us and by subcontractors located in Israel and abroad. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

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

Our agreements and understandings with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours terminates its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period. In addition, relying on third-party suppliers requires us to maintain solid relationships to ensure that they continue to work with us. Since we do not own these third party suppliers, we have little or no control over their methods of operation. Should we fail to maintain relationships with these third party suppliers, our business would be adversely affected.

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

Systems based on our products are currently installed worldwide and the majority of our products are sold outside of Israel.  We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we experienced the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic market or engaging with new customers;

•	foreign exchange controls and licenses;

•	trade restrictions;

•	changes in tariffs;

•	currency fluctuations;

•	economic or political instability;

•	international tax aspects;

•	regulation requirements; and

•	greater difficulty in safeguarding intellectual property.

We may not be able to successfully compete in the extremely competitive markets for our products.

Our Cellocator segment sells mostly GPS/GPRS based vehicle devices and radio frequency based vehicle devices. In the GPS/GPRS field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. These devices are offered to operators that provide fleet management and stolen vehicle recovery services and there is strong competition with respect to different aspects such as price, performance parameters, etc.

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

Our success and our ability to compete in sales of products by our Cellocator segment depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We cannot assure you that these efforts will successfully protect our technology due to the following factors:

•	the laws of certain foreign countries may not adequately protect our proprietary rights to the extent that they are protected in other countries;

•	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;

•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;

•	measures like entering into non-disclosure agreements afford only limited protection; and

•
our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether such claims are valid.

We may see a decrease in demand for our products should vehicle manufacturers begin embedding tracking and communication devices in their vehicles as part of their basic vehicle offerings.

Our stolen vehicle retrieval and mobile resource management products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, should vehicle manufacturers elect, or be required by governmental regulations or otherwise, to develop and embed alternative tracking and communication devices (such as E-call service devices which also designed to automatically call for assistance in the event of emergencies) in their vehicles, there may be a decrease in demand for our products.

Risk Factors relating to our Pointer segment

We may not be able to successfully compete in the extremely competitive markets for our services.

We face intense competition in every market in which we offer our services. Should any of our competitors successfully provide a broader, more efficient or otherwise attractive combination of services to insurance companies, automobile owners, fleets, and car sharing users, in addition to such services as roadside assistance or emergency home repair, our business results could be materially adversely affected. For more information on our competitors, see “Item 4B  - Competition”.

Due to the significant penetration of mobile resource management services, or MRM, such as stolen vehicle retrieval services, asset-tracking services and fleet management services, as well as the moderate overall growth of these markets in the countries in which they are provided, we anticipate that revenues from MRM sales may increase in those countries. However, as a result of intense competition in those markets, we expect that our margins may decrease.

We rely on third party operators to provide our services in certain countries

In countries in which our subsidiaries conduct services activities, we rely on subcontractors and police forces to provide our stolen vehicle retrieval services. This requires us to maintain solid relationships with these third party operators and governmental entities to ensure that they continue to work with us and provide effective service to our customers. Since we do not own these third party operators, we have little or no control over their effectiveness or methods of operation. Should we fail to maintain relationships with these third party operators, or should these operators fail to successfully market and service our products, including a failure to recover the stolen vehicles effectively and in a timely manner, it could negatively impact customers’ perception of the usefulness of our services and our business would be adversely affected.

In offering our services, we use fixed price contracts with our customers while our expenses are largely variable.

Our roadside services in Israel are offered at annually or monthly fixed price contracts, according to which we are generally paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Similarly, we are paid an annual fixed price by insurance companies for our emergency home repair services. Should operational expenses rise due to factors such as a rise in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future increases in labor costs or other variable costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which subscribers may take advantage of our roadside services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or an increased theft ratio may increase customer usage of our services in any given year, thus reducing profit margins.

Most of the stolen vehicle retrieval services, fleet management services, and services provided by our Pointer segment are offered at monthly fixed price contracts, according to which we are paid a fixed price each month by our customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future increases in the cost of components or labor costs, our fixed price contracts may not adequately cover our future outlays.

Risk Factors Relating to Our Company

Pointer Telocation Ltd. shareholders have a history of losses.

With the exception of the years 2012, 2010, 2008, 2006 and 2003, our shareholders incurred a loss in each year of the Company's existence. Our shareholders may continue to sustain net losses for the foreseeable future given the markets in which we operate. As a part of our strategy, we are focusing on the development of new businesses, products, technology and services in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we continue to sustain prolonged losses or losses from continuing operations, we may have to cease our operations.

Conditions and changes in the global economic environment may adversely affect our business and financial results.

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation adverse business conditions and liquidity concerns and business insolvencies. These events and related uncertainty about future economic conditions, including adverse conditions in Europe, our primary Cellocator market, following the debt crisis there in 2011, could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. While it appears that the financial crisis in the Euro zone may be beginning to ease, we cannot exclude a potential further deterioration of economic conditions, in particular in the event of a sovereign debt default by one or more countries.Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

If the current uncertainty in the general economy, the European economy in particular, and the automotive industries sector does not change or improve, our business, financial condition and results of operations could be harmed.

Changes in practices of insurance companies in the markets in which we provide, and sell, our SVR products could adversely affect our revenues and growth potential.

        We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our products. In Israel, most of the insurance companies either mandate the use of SVR services and products for certain cars, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Argentina, insurance companies purchase or lease our products directly and subsequently require their customers to subscribe to our SVR services.

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

Demand for our SVR services and products, depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in some or our entire existing markets decline, or if insurance companies or our other customers believe that vehicle theft rates have declined or are expected to decline, demand for our SVR services and products may decline.

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

The increasing availability of handheld GPRS devices may reduce the demand for our products for small fleet management.

The increasing availability of low cost handheld GPRS devices may result in a decrease in the demand for our products by managers of small autofleets or providers of low level services. The availability of such devices has expanded considerably in recent years. Any such decline could cause a decline in our revenues and profitability.

We depend on a small number of customers.

Following our acquisition of the activities of Shagrir Towing Services, the customers which account for a significant part of the revenues of Shagrir Systems Ltd., or Shagrir, are Israeli insurance companies which offer our roadside assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers, as well as Argentine insurance companies which require their customers to obtain stolen vehicle retrieval services as part of their vehicle insurance policy packages. Although in 2012 none of our customers comprised over 10% of our total revenues, the loss of even a small number of customers could materially affect our financial condition.

If the creditworthiness or the financial strength of our customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

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

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects, loans and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and a financing through the issuance of shares may result in the dilution of the interests of our current shareholders. In July 2012 we completed a rights offering using our 2010 shelf registration statement to the holders of our ordinary shares, pursuant to which we issued a total of 644,034 ordinary shares to our ordinary shareholder and received, in consideration, approximately $1,867,000. For further information regarding this rights offering see Item 4 - Information on the Company and Item 5B – Liquidity and Capital Resources.

As a result of the registration statements that we currently have outstanding, many or all of our investors who hold our securities, including DBSI Investments Ltd., or DBSI, our controlling shareholder, may elect to sell some or all of our securities.

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

As of December 31, 2012, Pointer do Brazil Commercial S.A, or Pointer Brazil, has in the aggregate approximately $446,000 in outstanding loans from several Brazilian banks. Should Pointer Brazil fail to repay the loans in accordance with the repayment schedule pertaining to the loans or if the bank lenders refuse to amend the relevant repayment schedule, the banks may realize certain liens that were created in their favor, which in turn may have a material adverse affect on Pointer Brazil's financial condition.

As of December 31, 2012, Shagrir has in the aggregate approximately $17 million in outstanding loans from Bank Hapoalim and Bank Leumi. Despite the fact that Shagrir is cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should the banks refuse to amend the relevant repayment schedule, the banks may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the impairment or cessation of its operations.

As of December 31, 2012, Pointer has in the aggregate approximately $1.9 million in outstanding loans from Bank Hapoalim and unutilized credit facilities of approximately $3 million from Bank Hapoalim and Israel Discount Bank B.M. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim refuses to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor, which in turn may have a material adverse affect on Pointer's financial condition.

In January 2008 Pointer entered into credit facilities for an aggregate amount of $1 million with Israel Discount Bank B.M., in order to finance its working capital. As of December 31, 2012, $0.3 million of these credit facilities were utilized.

In May 2012 Pointer increased its credit facilities with Bank Hapoalim for an aggregate amount of $3.75 million, in order to finance its working capital. As of December 31, 2012, $1.6 million of these credit facilities had been utilized.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. Please see Notes 11c and 11d to our consolidated financial statements for further information. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2012, both Pointer and Shagrir were in compliance with the restrictive financial covenants.

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

For further information on the loans described above, please see Item 5B – Liquidity and Capital Resources and Item 10 – Material Contracts.

We may be required to record a significant charge to earnings if our goodwill or amortizable assets become impaired.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $49.4 million at December 31, 2012.

In 2011, we wrote-down our goodwill by an amount of $6.2 million due to the impact of changes in economic conditions and forecasted results of our Cellocator segment. Additionally, in 2011, we amortized $0.5 million of the development technology intangible assets acquired from Cellocator Ltd. in September 2007. The circumstances leading to the impairment are attributed to the obsolescence of certain older Cellocator technology.

In 2009 we amortized $3 million of customer related intangible assets attributable to our acquisition of Cellocator due to the decrease in activity of former customers of Cellocator as a result of the worldwide economic downturn.

No impairment losses were identified in 2012 and 2010.

We test goodwill for impairment at least annually and more frequently in the event that indicators for potential impairment exist. We review our finite-lived intangible assets for impairment when events or changes in circumstances indicate their carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a sustained decline in our share price, market capitalization or future cash flows, slower growth rates in our industry, termination of contracts assumed in connection with a merger or acquisition and obsolescence of acquired technology. In particular, the nature of the current worldwide economic instability and the potential impact of this on our business and our share price could require us to record a significant charge to earnings in our financial statements due to impairment of our goodwill or amortizable intangible assets.  If that happens, then our results of operations will be negatively impacted for the period in which such determination was made.

The Argentine government may enact or enforce measures to preempt or respond to social unrest or economic turmoil which may adversely affect our business in Argentina.

Our subsidiary, Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, operates in Argentina, where government has historically exercised significant influence over the country’s economy. In 2012, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.  Additionally, due to agreements with the General Workers' Union in Argentina and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business.

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

Under current Israeli law, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

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

DBSI currently owns approximately 50.31% of our issued and outstanding shares or 47.96% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

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

Our ordinary shares are currently only traded on the NASDAQ Capital Market. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, our shareholders' ability to sell our ordinary shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2013 to February 28, 2013 was 840 shares on the NASDAQ Capital Market and the high and low bid price of our ordinary shares from January 1, 2013 to February 28, 2013 has been $2.65 and $2.62 respectively on the NASDAQ Capital Market. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and continued sporadic missile launching from the Gaza strip to Israel. Thereafter, in November 2012 there was another armed conflict, involving attacks by hundreds of missiles fired from the Gaza Strip against the Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. Any damage to our Israeli facilities would damage our ability to manufacture our products and could otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations. More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  At the end of 2010 and during 2011 and 2012 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

Any downturn in the Israeli economy may also have a significant impact on our business. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of Shagrir may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our stolen vehicle retrieval services significantly depend on Israeli insurance companies mandating subscription to a service such as ours. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2012 and 2010  the NIS appreciated in value in relation to the Dollar by 2.3% and 6%, respectively. In 2011, the NIS depreciated in value in relation to the Dollar by 7.7%. The fluctuation during 2012 was between 3.2% revaluation and 6.9% devaluation. As of December 31, 2012, our revenues in NIS accounted for approximately 75% of our total revenues in 2012. Loans and utilized credit facilities in the amount of approximately $17.5 million, constituting approximately 82% out of our total loans and credit facilities, are also denominated in NIS. Approximately 82% of our expenses (primarily labor expenses of the operations of our Cellocator segment and Shagrir in Israel) are incurred in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.  On the other hand, as of December 31, 2012, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real and Mexican Pesos. Loans and credit facilities in the amount of approximately $3.4 million, constituting approximately 16% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2012 we entered into a foreign currency hedging transaction in order to partially manage the risk related to salary expenses. Therefore, to the extent that our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

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

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders.  As of December 31, 2012, we had outstanding loans in the amount of $0.5 million linked to Israeli CPI. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, minimum wages, pension contributions, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2012, we did not increase the salaries of our employees in Israel due to an increase in inflation. In Argentina, we are facing a similar situation, and accordingly, in 2012, due to an increase in inflation, we increased the salaries of some of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

It may be difficult and costly to enforce a judgment issued in the United States against us, our executive officers and directors, or to assert United States securities laws claims in Israel or serve process on our officers and directors.

We are incorporated and headquartered in Israel. Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. Additionally, it may be difficult for you to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of our company is Pointer Telocation Ltd.  We were incorporated under the laws of the State of Israel on July 17, 1991 under the name Nexus Telecommunications Systems Ltd. We changed our name to Nexus Telocation Systems Ltd. in December 1997 and to Pointer Telocation Ltd. in January 2006. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended.

Our principal place of business is located at 14 Hamelacha Street Afek Industrial Park, Rosh Haayin, Israel, and our telephone number is 972-3-572-3111.  Our Web site is www.pointer.com. Information on our website is not part of, nor incorporated by reference into, this annual report.

In addition to our company's principal place of business as described above, the headquarters of our subsidiary Shagrir are located in Holon, Israel; the headquarters of our subsidiary Pointer Localization Y Asistencia, or Pointer Argentina, are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico are located in Mexico City, Mexico; the headquarters of our subsidiary Pointer do Brazil Commercial S.A or Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary S.C. Pointer S.R.L., or Pointer Romania, are located in Bucharest, Romania; the headquarters of our subsidiary, Pointer Telocation Inc., are located in Texas, USA; the headquarters of our subsidiary, Pointer Telocation India, or Pointer India, are located in Maharashtra, India, and the headquarters of our subsidiary Car2Go Ltd. are located in Tel Aviv, Israel.

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

In April 2004, we purchased all of the remaining outstanding and issued share capital of Shagrir (previously known as Pointer (Eden Telecom Group) Ltd.) which was not already held by us. At the time of the purchase, Shagrir was our local Israeli operator and service provider which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

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

In August 2005, we affected a 100 to 1 reverse stock split of our ordinary shares. As a result of the reverse stock split, each one hundred shares of the Company's ordinary shares with par value of NIS 0.03 were converted into one ordinary share of NIS 3.00 par value.

On November 16, 2005, Pointer's ordinary shares began trading on the NASDAQ Capital Market under the symbol NXUS.  On February 21, 2006 our shares began trading under a new symbol, PNTR.

On December 19, 2006, Pointer's ordinary shares began trading on the TASE under the symbol PNTR, and we became a dual listed company. In January 2012, we announced that our Board of Directors resolved to delist our ordinary shares from the TASE, effective as of April 17, 2012, with the last trading date on the TASE being April 15, 2012.  Please see Item 9 – The Offer and Listing for further information about the trading of our ordinary shares.

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.

In June 2008, Shagrir, together with a Romanian third party, incorporated a Romanian company, Pointer Romania, to provide roadside assistance and towing services in Romania. Shagrir holds 50% of the share capital of Pointer Romania. On January 1, 2012, Shagrir signed an agreement with the Romanian shareholder, pursuant to which he transferred to Shagrir 15% of the issued share capital of the Romanian subsidiary.  As a result, Shagrir holds 65% of the share capital of Pointer Romania

In August 2008, we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brazil Commercial S.A. As of December 31, 2012, we hold 48% of the share capital of Pointer Brazil with an option to acquire additional 4%.

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

As a result of the Company's acquisition of Cellocator and following a determination by the Company's management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. Our Cellocator segment designs, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 45 countries, as well as to our Pointer segment. Our Pointer segment acts as an operator primarily in Israel, Argentina, Mexico, Brazil and Romania by bundling our products together with a range of services, including stolen vehicle retrieval services fleet management and asset tracking services, and also provide roadside assistance services in Israel and Romania for sale primarily to automotive and insurance companies. See Item 4.B – Business Overview for a further description of our business segments.

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

On November 24, 2011, Shagrir entered into a partnership agreement with T.M.C. Transportation Ltd., or TMC, a company specializing in providing advanced technological solutions for the collection of travel fares in taxi and transportation service fleets. TMC’s flagship product, SMARTAXI, is an advanced system which is installed in taxis and enables payment of travel fares by credit card. The partnership, T.M.C. Technologies Systems L.P., or TMC LP, commenced its activity on January 1, 2012. Shagrir previously held 51% interest in TMC LP.

As part of the transaction, TMC transferred its activities, including its rights to the SMARTAXI system, to TMC LP, and Shagrir was required to provide TMC LP with a loan of NIS 2.5 million in accordance with TMC LP’s needs. That loan carried an annual interest rate of prime plus 4% and will be repaid to Shagrir from TMC LP’s profits.

Throughout Shagrir’s involvement with TMC LP, TMC LP recorded impairment of goodwill and intangible assets related to this operation in the aggregate amount of NIS 1.3 million.

On August 1, 2012, Shagrir signed an agreement to sell TMC LP’s entire share capital to Gastech Mobile Communication Solution Ltd. ("Gastech") for its par value. In addition to selling its entire share capital in TMC LP to Gastech, Shagrir sold its right to receive payments with respect to the NIS 2.5 million loan which Shagrir provided to TMC LP.

As a result of the sale of Shagrir’s holdings in TMC LP to Gastech, TMC LP's activity was decreased and its financial consolidated statement of income for the period following the purchase by Gastech was presented at a loss, due to discontinued operations.

Recent Developments.

Since January 1, 2012, the following material events have occurred:

Delisting from the Tel Aviv Stock Exchange

In January 2012, we announced that our Board of Directors had resolved to delist our ordinary shares from the TASE. The delisting became effective as of April 17, 2012, with the last trading date on the TASE being April 15, 2012.  The delisting from the TASE did not, and is not expected to, affect our continued listing on the NASDAQ Capital Market in the United States.

Establishment of Indian Subsidiary

In May 2012, we established a wholly-owned subsidiary in India, Pointer Telocation India, in order to introduce our Cellocator segment portfolio of products to the Indian market.

Private placement transaction between the Company and DBSI

In June 2012, pursuant to the approval of the shareholders of the Company, DBSI purchased 50,000 ordinary shares of the Company at a price per share of $2.95, for a total purchase price of USD 147,500 in a private placement (the “Private Placement”). Following the consummation of the Private Placement, DBSI’s holdings increased to 2,237,191 ordinary shares, constituting 45.55% of the outstanding ordinary shares of the Company.

Rights Offering

In July 2012, we completed a rights offering to the Company’s ordinary shareholders of rights to purchase an aggregate of 644,034 ordinary shares of the Company for the subscription price of $2.90, per ordinary share (the “Rights Offering”). The Rights Offering was fully subscribed and accordingly, 644,034 ordinary were issued to ordinary shareholders of the Company for aggregate gross proceeds of $1.867 million. Following the Rights Offering, DBSI’s ownership interest increased to 49.86% of the outstanding ordinary shares of the Company.

B.	BUSINESS OVERVIEW

A. General

We are a leading provider of mobile resource management, or MRM products and services for the automotive and insurance industries.  Through our Cellocator segment, we design, develop and produce leading MRM products, which include devices for asset tracking, fleet management and security products for sale to third party operators providing MRM services in Europe, Latin America and Israel, as well as to our Pointer segment. For the communication systems required in our products, we utilize either radio frequency or GPRS/GSM technologies. Through our Pointer segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and Romania by bundling our products together with a range of services including stolen vehicle retrieval services and fleet management services, and also provide roadside assistance services and emergency home repair services and garage repair for sale to insurance companies, fleets and individual customers. In 2012, revenues generated by our Cellocator segment represented 19% of our total revenues, and revenues generated by our Pointer segment represented 81% of our total revenues.

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

Our fleet management products enhance utilization of vehicles and other mobile resources, as well as minimize operation costs, for example, through fuel savings and efficiency. Our fleet management products include remote monitoring and control solutions that we also market as part of our SVR product line, as described above, such as the CCC and communication infrastructure. We also provide operators with end units that, when installed in a vehicle, monitor online the operating parameters of a vehicle fleet, driver behavior, retrieve data from various sensors in the vehicle utilizing a RS-232, CAN bus driver and controller, standard One-wire (Dallas) serial communication standards or analog and discrete ports, and report the results to the owners and managers of the fleet through web-based or OS-based monitoring and management location applications.

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

As of February 2013, Shagrir owned approximately 94 service cars, mobile garages and towing vehicles and approximately 177 replacement vehicles including car sharing services. Shagrir's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir's control center and connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir; however, during periods of high demand, Shagrir uses independent subcontractors who render these services on behalf of Shagrir.

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

As of 2007, Shagrir, through one of its operation units, provides insurance-related household plumbing repair services for insurance companies, including, among other things, installation, water damage repair, and replacement of water heaters.

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

C.  Patents and Licenses; Government Regulation

In Israel, we are not dependent on any patents or licenses that are material to our business or profitability, with the exception of the following licenses:

•
a business license to render towing and retrieval/extrication services under the Control of Commodities and Services (Vehicle Towing and Extrication) Order, 5734-1974, which is valid until December 31, 2013;

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2013; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2013.

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

Our services through our Mexican and Brazilian subsidiaries, Pointer Mexico and Pointer Brazil, are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses. We are currently registered by the federal commission in Mexico to provide our services.

Our Romanian subsidiary, Pointer Romania, requires and has obtained licenses to operate as a business in Romania.

Our Cellocator segment is required to obtain a license from the Israeli Ministry of Communications in order to manufacture, market and sell its products in Israel. We have received the required licenses for most of our products and are currently finalizing the process of receiving licenses for the rest of our products.

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

Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack Corporation, or LoJack, and Ituran. In Mexico, our primary competitors in the stolen vehicle retrieval market are LoJack, UDA and GRUPO CORPORATIVO MISANTI, SA DE CV. In Brazil, our primary competitors are LoJack, Sascar, Ituran, Carsystems and Positron, leading providers of automatic vehicle location technologies and Sascar, a leading provider of GSM technology.

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

Our Pointer segment is not significantly seasonal.  In Israel, the demand for roadside assistance, towing services and replacement vehicles is moderately seasonal, as it is greatly impacted by weather conditions, with Shagrir usually receiving more service calls on winter and summer days and less service calls on spring and fall days. Furthermore, the demand for replacement vehicle services is greatly impacted by, and is directly proportional to, the number of vehicles being stolen and the number of car accidents in Israel. The mobile resource management services market is not seasonal in Israel. The services provided by our Pointer segment in Argentina, Mexico, Romania and Brazil are also not significantly seasonal.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 5 - Selected financial data.  The following is a breakdown of our revenues (in US dollars) by category of activity, including the percentage of our total consolidated sales for each period:

	2012		2011		2010
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Services:	64	54,430	64	54,778	66	48,448
Products:	36	30,402	36	31,140	34	25,415
Total:	100	84,832	100	85,918	100	73,863

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2012		2011		2010
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	71	60,423	72	61,498	73	53,574
Latin America	15	12,611	15	12,856	16	11,483
Europe	12	10,289	12	10,275	10	7,553
Other	2	1,509	1	1,289	1	1,253
Total	100	84,832	100	85,918	100	73,863

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY
Argentina	Pointer Localización y Asistencia S.A. (1)
Israel	Shagrir System Ltd. (2)
Mexico	Pointer Recuperacion Mexico S.A. (3)
Romania	S.C. Pointer S.R.L. (4)
Brazil	Pointer do Brazil Commercial S.A.(5)
USA	Pointer Telocation Inc. (6)
India	Pointer Telocation India (7)
Israel	Car2go Ltd. (8)

(1)	We hold 88% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 54.48% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of Pointer Mexico.
(4)	Shagrir holds 65% of the issued and outstanding shares of S.C. Pointer S.R.L.
(5)	We hold 48% of the issued and outstanding shares of Pointer do Brazil Commercial S.A.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(7)	We hold 100% of the issued and outstanding shares of Pointer Telocation India.
(8)	Shagrir holds 58.46% of the issued and outstanding shares of Car2go Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities are located at 14 Hamelacha Street,  Rosh Ha'ayin 48091, Israel (a suburb of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $286,000. Pointer Argentina’s offices and operations facility are located in Buenos Aires, Argentina. Pointer Argentina currently leases 1,200 square meters (including 480 square meters used by its installation centers) with an annual lease payment of $225,500. Shagrir’s offices and main operations facility are located in Holon, Israel. Shagrir currently leases 5,820 square meters in Holon with annual rental fees of approximately $390,000. In addition Shagrir is the owner of 2,100 square meters in Haifa, Israel, and leases an additional property in Jerusalem, Israel (approximately 155 square meters) with annual rental fees of approximately $50,000. Pointer Mexico’s offices and operations facility are located in Mexico City, Mexico. Pointer Mexico currently leases 400 square meters with an annual lease payment of $100,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 524.8 square meters with an annual lease payment of $30,000. Pointer Romania’s offices and operations facility are located in Bucharest, Romania. Pointer Romania currently leases 150 square meters with an annual lease payment of $31,000. As part of the purchase by Shagrir of the activity of K.S. Operation Centers for Vehicles Ltd. in October 2011, Shagrir leases a chain of car repair garages located in Holon, Raananna, Jerusalem and Ashdod, Israel, totaling 7,040 square meters, with an annual lease payment of $233,000. For further information, please see Note 14d of our consolidated financial statements.

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

Our acquisition of Cellocator Ltd., a developer and manufacturer of cellular monitoring units, was intended to assist us in our objective to present new products to the market, improve our gross margin from cellular products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. Subsequent to the acquisition of Cellocator Ltd. in September 2007, Cellocator became a separate segment of our operations in 2008. The Cellocator segment is responsible for a significant part of our revenues.

Following our acquisition of Shagrir in 2004, the acquisition of certain activities and assets of Shagrir Towing in 2005, and the acquisition of Cellocator Ltd. in 2007, we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2012 were $60.4 million, which constituted approximately 71% of our total revenues, in comparison to $61.5 million in 2011, which constituted approximately 72% of our total revenues. In 2012, our revenues from international customers were $24.4 million, which constituted approximately 29% of our total revenues, in comparison to $24.4 million in 2011, which constituted approximately 28% of our total revenues.

As a result of the acquisitions described above, the operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment are currently our most significant operations, and are expected to account for the majority of our business and revenues in the foreseeable future.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $49.4 million and $47.5 million as of December 31, 2012 and 2011, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions. See also Item 5 - Costs and Expenses for further discussion on the impairment loss recorded in 2011.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $2.7 million, $3 million and $2.5 million in the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

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

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment's sales of products manufactured by us and by third parties to our Pointer segment subsidiaries in Israel and Latin America and to third party operators worldwide. In addition, we generate revenues through our Pointer segment from sales of products that are bundled together with our services. In 2012, as a result of very intense worldwide competition in the products market, we faced price erosion that was partially offset by operational efficiency and cost reduction. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we are working to approach new products to the market with higher margin and continue in our cost reduction efforts of our products components.

Services

We generate revenues through our Pointer segment from sales of our services primarily by our subsidiaries in Israel and Latin America. The services include mainly roadside assistance and towing services, stolen vehicle retrieval services, fleet management and other value added services. A majority of our revenues consist of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2011 and 2012, due to very intense competition in the Israeli market, we faced price erosion that was partially offset by operational efficiency and cost reduction. Due to very intense competition in the Israeli market, we expect continuous price erosion in this market that may affect our business.

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

No impairment losses were recorded in 2012.

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
No impairment losses were identified in 2012 and 2010.

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

Loss from discontinued operations, net

On August 1, 2012, Shagrir signed an agreement to sell Shagrir’s entire holdings in TMC to Gastech for its par value. In addition to selling TMC LP’s entire share capital to Gastech, Shagrir sold its right to receive payments with respect to a loan which Shagrir provided to TMC LP in the amount of NIS 2.5 million.

During the period the partnership recorded Impairment of goodwill and intangible assets related to this operation in the amount of $348.

As a result of the sale of Shagrir’s holdings in TMC LP, TMC LP’s financial results, as of the sale, are presented as a loss from discontinued operations, on consolidated statement of income and comprehensive income. See Item 4 – Information on the Company for further information.

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

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition" ("SAB 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is reasonably assured.

Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

Deferred revenue includes amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

In accordance with ASC 605-25, "Multiple-Element Arrangements" (formerly EITF 08-1, "Revenue Arrangements with Multiple Deliverables"), revenue from certain arrangements may include multiple elements within a single contract. Our accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. We consider the sale of products and subscriber fees to be separate units of accounting.

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

The company uses ESP to allocate the elements

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

Changes in the allowance for doubtful accounts during 2012 and 2011 are as follows:

	Year ended December 31,
	2012	2011

Balance at beginning of the year	$1,383	$1,439
Deductions during the year	(722)	(196)
Charged to expenses	209	206
Foreign currency translation adjustment	4	(66)

Balance at end of year	$874	$1,383

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

As required by ASC 820, "Fair Value Measurements" the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

In 2011, we recorded an impairment loss in the amount $0.5 million reducing the development technology intangible assets attributed to our purchase of Cellocator Ltd.'s assets and activities in 2007 from a carrying amount of $ 701,000 to a fair value of $ 181,000. The circumstances leading to the impairment are attributed to the obsolescence of certain older Cellocator technology.  The impairment was recorded under the “cost of revenues” caption in the consolidated statement of operations. Assumptions in the fair value assessment included: the impact of changes in economic conditions and revenue forecast of Cellocator.

No impairment losses were identified in 2012 and 2010 for the continuing operations, as for the discontinued operations see note 1k in our consolidated financial statements for additional information.

(b)	Goodwill impairment test

The company identifies several reporting units which are aggregated into two operative segments, the Cellocator segment and the Pointer segment.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

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

We determined the fair value of each reporting unit using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the income approach for 2012 and 2011 and 2010 were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%.

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

No impairment losses were identified in the years 2012 and 2010 for the continuing operations, as for the discontinued operations see note 1k in our consolidated financial statements for additional information.

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

During the years ended December 31, 2012, December 31, 2011 and December 31, 2010, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $265,000, $515,000 and $121,000, respectively. See Notes 2(q) and 15 in our consolidated financial statements for additional information.

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

Income taxes

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes”. This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted.

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination . As of December 31, 2012, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2012, the Company did not have any interest and penalties associated with tax positions.

Discontinued operations:

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

Recently issued Accounting Standards in 2012:

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company's financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company did not apply this guidance in 2012.

For more information on our selected financial data, see Item 3 – Key Information – Selected Financial Data

Analysis of our Operation Results for the Year ended December 31, 2012 as compared to the Year ended December 31, 2011

Revenues.  Revenues decreased by $1 million, or 1%, from $86 million in 2011 to $85 million in 2012.

The revenues from the sale of our products decreased by $0.7 million, or 2%, from $31.1 million in 2011 to $30.4 million in 2012. This decrease is primarily attributable to continuance of price erosion of our products in the Cellocator segment although there was an increase in the quantities of our products sold mainly to Europe and Latin America.

The revenues from the sale of our services decreased by $0.3 million, or 0.6%, from $54.8 million in 2011 to $54.5 million in 2012. The decrease is primarily attributable to a decrease in revenues from services provided in the Israeli market and the devaluation of the average exchange rate of the NIS against the dollar by 8%.

Revenues from our services in 2012 accounted for 64% of our total revenues same as in 2011.

Our international revenues in 2012 accounted for 26% of total revenues compared to 28% in 2011. The decrease in international sales is primarily attributable to a decrease in the sales of the Cellocator segment in 2012.  Sales to Latin America decreased from $12.9 million in 2011 to $12.6 million in 2012; sales to Europe were $10.3 million in 2012 and 2011; and sales to other countries were $1.5 million in 2012 compare to $1.3 million in 2011.

Cost of Revenues. Our cost of revenues decreased by $0.3 million to $56.7 million for the twelve months ended December 31, 2012 as compared to $57 million for the same period in 2011. This decrease is associated with a decrease of $1 million in our revenues. In addition, during 2011 we recorded impairment loss in an amount of $0.5 million for our development technology intangible assets.

Gross Profit. Our gross profit decreased by $0.9 million from $29 million in 2011 to $28.1 million in 2012. As a percentage of total revenues gross profit accounted for 33% in 2012 compared to 34% in 2011. Our gross margin on product sales in 2012 was 41% same as in 2011. Gross margins on services were approximately 29% in 2012 same as in 2011. Price erosion for our Pointer segment services in the Israeli market and price reduction of the products sold by our Cellocator segment, both of which are attributable to an increase in competition, are the primary reasons for the decrease in gross margin on revenues.

Research and Development Costs. Research and development expenses in 2012 decreased by $0.3 million from $3 million in 2011 to $2.7 million in 2012. As a percentage of revenues from the Cellocator segment the research and development costs accounted for 12% in 2012 compared to 13% in 2011. The decrease in Research and Development costs are a result of our efficiency efforts while maintaining the same level of revenues.

Selling and Marketing Expenses. Selling and marketing costs were $9 million in 2012 and 2011.

General and Administrative Expenses. General and administrative expenses decreased by $2.2 million to $9.2 million in 2012 from $11.4 million in 2011. The decrease in 2012 costs are a result of our efficiency efforts and in addition in 2011 we faced increases in salary and stock-based compensation expenses related to management changes during 2011 expenses related to the sale of the Rider shares in July, 2011.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets were $2 million and $8 million in 2012 and 2011, respectively.  In 2011, we recorded a goodwill impairment loss in a total amount of $6.2 million attributable to Cellocator segment

Operating Profit (loss). As a result of the foregoing, we recorded in 2012 an operating income of $5.1 million, compared to an operating loss of $2.6 million in 2011.

Financial Expenses (Net). Financial expenses decreased from $1.8 million in 2011 to $1.6 million in 2012.

Taxes on income.  Taxes on income were $0.9 million in 2012 compared to $2.4 million in 2011. In 2011 tax expenses increased due to a deferred tax liability resulting from a planned decrease in the Israeli corporate tax rate.

Equity in losses/gains of our Brazilian affiliate. In 2012, we recorded equity in gains of the Brazilian affiliate in the amount of $38 thousands compared to equity in losses of $1.6 million in 2011 which relates to the improvement of the Brazilian affiliate's activities in 2012.

Loss from discontinued operations, net. In 2012, As a result of the sale of T.M.C. Technologies Systems L.P., we recorded loss from discontinued operation of $1 million.

Net Income (Loss). In 2012 we recorded a net income of $1.6 million, compared to a net loss of $8.5 million in 2011.

Net Income attributable to non controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.4 million in 2012, compared to $0.04 million in 2011.

Net Income (Loss) attributable to Pointer shareholders. In 2012, we recorded net income of $1.2 million, compared to a net loss of $8.5 million in 2011.

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

	2012	2011	2010
	(in thousands of U.S.Dollars)
Cellocator segment revenues	22,660	24,199	23,533
Pointer segment revenues	68,540	68,709	58,627
Intersegment adjustment	(6,368)	(6,990)	(8,297)

Total revenue	84,832	85,918	73,863

Cellocator Segment operating profit (loss)	1,731	(5,366)	2,839
Pointer segments operating profit	3,015	2,512	3,898
Inter-segments adjustment	342	241	(100)
Total operating profit (loss)	5,088	(2,613)	6,637

Revenues. Revenues of the Pointer segment decreased by $0.2 million to $68.5 million from $68.7 million in 2011. Pointer segment revenues derive from services and the sale of products relating to those services provided by the Pointer segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties.

Revenues of the Cellocator segment in 2012 were $22.7 million (including $6.4 million of inter-segment revenues), as compared to $24.2 million in 2011 (including $7 million of inter-segment revenues). The decrease of $1.5 million or 6% in the revenues of the Cellocator segment is primarily attributable to a price reduction of our products in the Cellocator segment although there was an increase in the quantities of our products sold mainly to Europe and Latin America.

Operating profit (loss).  Operating profit of the Pointer segment increased by $0.5 million, from $2.5 million in 2011 to $3 million in 2012. This increase of 20% is primarily attributable to cost reductions in 2012.

The operating income of the Cellocator segment in 2012 was $1.7 million, compared to an operating loss of $5.4 million in 2011. The increase is primarily attributable to a decrease in our operating expenses in 2012 and in addition in 2011 we recorded impairment of goodwill and intangible assets in an amount of $6.7 million.

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

During 2012 and up to February 28, 2013, the exchange rate fluctuated from a low of NIS 3.663 to the U.S. Dollar to a high of NIS 4.084 to the Dollar.  The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =
September 2012	3.887	4.029
October 2012	3.792	3.895
November 2012	3.810	3.952
December 2012	3.726	3.835
January 2013	3.714	3.791
February 2013	3.663	3.733

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate	Devaluation/ (Revaluation)

January 1, 2008 – December 31, 2008	3.5878 NIS/$1	(12.7)%
January 1, 2009 – December 31, 2009	3.9326 NIS/$1	9.6%
January 1, 2010 – December 31, 2010	3.7330 NIS/$1	(5.1)%
January 1, 2011 – December 31, 2011	3.5781 NIS/$1	(4.1)%
January 1, 2012 – December 31, 2012	3.8559 NIS/$1	7.8%

Period	CPI	Positive Inflation

December 31, 2008	106.4	3.8%
December 31, 2009	110.57	3.9%
December 31, 2010	113.51	2.7%
December 31, 2011	115.97	2.2%
December 31, 2012	117.87	1.6%

In 2009, the Israeli economy recorded positive inflation of approximately 3.9%, where the NIS devalued against the U.S. Dollar by approximately 9.6%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2009. In 2010, the Israeli economy recorded positive inflation of approximately 2.7%, where the NIS revalued against the U.S. Dollar by approximately 5.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2010. In 2011, the Israeli economy recorded positive inflation of approximately 2.2%, where the NIS revalued against the U.S. Dollar by approximately 4.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2011. In 2012, the Israeli economy recorded positive inflation of approximately 1.6%, where the NIS devalued against the U.S. Dollar by approximately 7.8%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2012.

Regarding our operations in Argentina and the fact that Pointer Argentina's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase/ (Decrease)

December 31, 2009	3.8	10%
December 31, 2010	3.976	4.6%
December 31, 2011	4.304	8.2%
December 31, 2012	4.918	14.3%
February 28, 2013	5.0344	2.4%

The fluctuations of the Mexican Peso, Brazilian Real and the Indian Rupee are not material to our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2010, 2011 and 2012 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2010, we entered into a foreign currency hedging transaction to manage risk related to receivables in Euro from customers. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See Item 11 for further details about our hedging activities.

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

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2012, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2012, we had a negative working capital of $10.5 million, our current assets to current liabilities ratio was 71% and we had cash and cash equivalents of $3.7 million and an unused credit facility of $6.5 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

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

As a result, we expect to fund our operations through positive net cash provided by operating activities, capital contributions, bank loans, private and public placements and cash flow from our operations. These sources of liquidity consist of our long-term and short-term credit facilities, and our private placements with Israeli investors or investors, the latest of which we consummated in July 2012.

In 2012, we received a dividend from Shagrir in the amount of $1.45 million.

As of December 31, 2012, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $19.3 million, of which $17.2 million was provided to our subsidiary Shagrir by Bank Hapoalim B.M., Bank Leumi and other sources. $0.7 million was provided to our subsidiary Pointer Mexico by its shareholders and $1.4 million was provided to Pointer to finance part of the Cellocator acquisition as referenced below. Of this aggregate amount, approximately $2.1 million are long-term loans in or linked to the U.S. Dollar from banks and other sources, $16.5 million are long-term loans denominated in NIS from banks and $0.7 million are long-term loans denominated in NIS and adjusted to the Israeli consumer price index from banks and other sources.

Pointer Brazil, our investee, received from several Brazilian banks long terms loans denominated in Brazilian Real. As of December 31, 2012 the outstanding amount of these loans was $0.4 million.

For further information regarding our consolidated long-term loans, loan maturity and interest rate structure; see Notes 11 and 12 to our consolidated financial statements.

As of December 31, 2012, we had a short-term unutilized credit facility for available credit of approximately $6.5 million.

In September 2007, we obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator.  As of December 31, 2012 the outstanding amount of the loan was $1.4 million.

In January 2009, we received credit facilities of $1 million from Israel Discount Bank B.M. to finance our working capital. As of December 31, 2012, $0.3 million of the credit facility is available for use.

In December 2011, we obtained a loan of $0.5 million from Bank Hapoalim B.M. in order to finance our investment in our subsidiaries and affiliates.

In January 2012, we increased the credit facilities from Bank Hapoalim B.M. by $0.75 million to finance our investment in our subsidiaries and affiliates.

In May 2012 we increased the credit facilities from Bank Hapoalim B.M. by $1 million in order to finance our working capital. Our aggregate credit facilities from Bank Hapoalim B.M. total $3.75 million. As of December 31, 2012, $1.6 million of these credit facilities had been utilized.

In July 2012, in connection with the Rights Offering, the Company received gross proceeds in the amount of approximately $1.867 million. Part of this consideration was used to repay a $1 million bridge loan which the Company received from Bank Hapoalim B.M. on May 2, 2012.

In 2012, net cash provided by our continuing operating activities amounted to $8.3 million as compared to net cash provided from continuing operating activities of $8.5 million in 2011.

In 2012, net cash used in our continuing investing activities was $6.3 million as compared to $5.1 million in 2011. The increase is primarily attributable to Purchase of activity in January 2012 in amount of $3.1 million offset by decrease in investments in affiliate.

In 2012, net cash used in financing activities was $0.2 million as compared to $3.9 million in 2011. The decrease is primarily attributable to proceeds from issuance of shares in amount of $1.9 million and decrease in short term bank credit.

Current liabilities decreased from $37.4 million in 2011 to $36.6 million as of December 31, 2012, mainly due to a decrease in short term bank credits as of December 31, 2012. Long-term liabilities increased from $20.2 million in December 31, 2011 to $24.4 million as of December 31, 2012 mainly due to increase in accrued severance pay.

For further information relating to the abovementioned acquisitions see Item 10C – Material Contracts.

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2013. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

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

Capital expenditures were $6.2 million in 2011 and $4.7 million in 2012.  In 2011, capital expenditures were used for purchasing property and equipment in the amount of $4.5 million and investment in our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $1.7 million. In 2012, capital expenditures were used for purchasing property and equipment in the amount of $4 million and investment and loans to our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $0.7.

We estimate that our total capital expenditures for 2013 will be approximately $6.8 million, substantially all of which will relate to fixed assets that serve our roadside assistance and mobile resource management business as well as our pursuit of new business opportunities, of which approximately 52% is estimated to be spent in Israel and 48% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the U.S. Dollar against the NIS and the risks and uncertainties involved in doing business in Israel.

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

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including our Pointerware network, the software platform used by our Pointer segment subsidiaries for applications and for the provision of service to their customers. Our net expenditures for research and development programs during the years ended December 31, 2012 and December 31, 2011, totaled approximately $2.7 million and $3 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2012, we employed 21 persons in research and development. Our research and development expenses constituted approximately 12% of Cellocator sales in the year ended December 31, 2012 and 13% in the year ended December 31, 2011. For additional information concerning commitments for research development programs, see Note 14 of our consolidated financial statements.

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

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party Cellular Monitoring Units which, utilizing advanced cellular modems with GPS, provide high functionality for fleet management and vehicle security services. Following our acquisition of Cellocator in 2007, we began manufacturing, among other things, our own units through our Cellocator segment and we no longer depend on any third party for manufacturing our units. These units are sold to a wide number of customers and are in use by our Pointer segment as part of its offering of services. These units enable us to provide versatile information as well as nationwide coverage, utilizing the cellular network in each territory, and are specially designed to operate in harsh conditions inside the vehicle. The design of the Cellocator unit takes into consideration the unique vehicular environment that surrounds the unit, the temperature and vibration stress to which it is exposed, the limited and unstable power supply that characterizes car power supplies generally, and specific installation requirements of the variety of cars available on the fleet management and stolen vehicle recovery markets, in addition to other verticals such as trailers and containers. In addition, the SVR and fleet management applications have the ability to communicate with the device over the GPRS network in order to update the device software as required from time to time in favor of new feature or other. The design reflects the above requirements with a high degree of reliability and flexibility. Since 2008, we have introduced several new units aimed at our market, new vertical markets and have incorporated new functionalities such as asset tracking, cargo security, and car sharing among others. The expansion of the unit portfolio and functionalities serves as the basic means for our Cellocator segment's future growth and allows for an increase in our customer base.

We have indentified three main trends in the Telematics device market during 2012: (i) ongoing price reduction due to increasing competition as well as the economic weakness mainly in Europe; (ii) a growing demand for technology that monitors driver behavior and provides safety and diagnostics applications; and (iii) an increase in vehicle manufacturers' involvement in the unit market due to various legislative efforts in Europe to implement that require installation of such systems as E-Call and ERA GLONASS. In order to address these trends, our Cellocator segment introduced, in 2011, new products aimed at the low cost segment and the driver behavior safety market. Through 2012 our Cellocator segment has increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. We also anticipate reduced use of radio frequency technology globally, and increased usage of other devices based on newer technologies such as GPRS. We anticipate that the introduction of such new products, as well as introduction of new products expected to be made in later in 2013, such as solutions for vehicle remote diagnostics, will increase our Cellocator segment's competitive edge and therefore accelerate its growth in the market.

As a result of our operations through our Cellocator segment, we are expanding our global sales of current and new devices, to both existing and new customers. As part of this approach we established our Indian subsidiary in July 2012 in order to introduce our Cellocator segment portfolio of products to the Indian market. Prices of high feature devices in the stolen vehicle retrieval market and fleet management market, such as the products sold by our Cellocator segment, are continuously decreasing due to increased competition and the reduction in the cost of components. Events affecting the global vehicle industry have a significant bearing on the demand for our products. We continue to closely monitor events affecting this industry. However, we cannot, at this point in time, estimate their impact.

Pointer Segment

During the past 5 years, our fleet management services have progressed from providing relatively simple vehicle tracking and tracing (determining the vehicle's location and  departure point) to offering sophisticated information gathering systems that can, among other things, (i) analyze sensor input to determine, among other things, engine status, door status, brakes, and transmission, (ii) analyze driving patterns, including determining acceleration, harsh braking, side turns or cornering, as well as driver’s hours of service and rest time (iii) analyze and monitor activities efficiency over time and space, plan better the way resources (human and vehicles) are utilized and maintained and (iv) trace various movable assets including cargo, field equipment, agriculture and construction equipment, which often do not have sufficient energy sources.

Due to increased competition among service providers, there is growing demand from our significant customers for advanced services to be provided by our fleet management web-based application, including the generating of various reports and alerts which would adequately meet their specific operational requirements, as well as an increase in potential for demand for connectivity to their enterprise resource planning systems.

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

In order to provide our customers with advanced, sophisticated services that are in demand we may purchase products manufactured by our Cellocator segment and other accessories and components from third parties, and sell such products to customers as part of our services packages.

We continue to expect price erosion in Roadside assistance services including towing services, mobile automobile repair services, vehicle replacement services, market that may affect our gross margin and the profitability of our business.

As a result of Shagrir's acquisition of 51% of the share capital of Car2go in May 2009, our Pointer segment can now also offer car sharing services in urban areas in Israel. Currently Shagrir holds 58.46% of Car2Go shares.

Despite current uncertainties in the global economy, the market for our services currently projects a stable outlook of growth and deployment in other vertical markets such as helicopters and containers.

Our emergency home repair is still insignificant but we continue in our efforts to increase the penetration in the Israeli insurance companies.

The operations of Shagrir as part of our Pointer segment in Israel and the technology manufacturing of our Cellocator segment, which mainly sells its products internationally, are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations through December 31, 2012 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	11,129	-	-	-	11,129
Long-term debt obligations	2	-	7,754	1,585	925	10,264
Accrued severance pay	3	-	-	-	1,294	1,294
Management fees to DBSI	4	52	-	-	-	52
Operating lease obligations	5	1,994	2,985	1,119	-	6,098
Royalties to BIRD	6	-	-	-	2,444	2,444
Total contractual obligations		13,175	10,739	2,704	4,663	31,281

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

4 We pay annual fees of $180,000 in consideration for DBSI management services pursuant to an agreement with DBSI, which is automatically renewable every 12 months unless either party provides prior notice of termination three months prior to the beginning of a renewal term.

5 Operating lease obligations include rental payments of offices, cars, and other premises and equipment.

6 Royalties to BIRD include the amount received by BIRD foundation indexed as per our agreement in which we undertook to pay them specified royalties based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 14c to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	57	Chairman of the Board of Directors
David Mahlab	56	President and CEO
Gil Oren	61	External Director
Zvi Rutenberg	57	External Director
Barak Dotan	45	Director
Alicia Rotbard	67	Director
Nir Cohen	40	Director
Zvi Fried	48	Chief Financial Officer
David Markus	39	Chief Technology Officer
Igor Rogov	38	VP R&D of the Cellocator Division
Noam Cimand	43	VP of Sales & Marketing

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

Zvi Rutenberg has served on our board as an external director since July 2008. Mr. Rutenberg served as the Chief Executive Officer of the industrial division of Minrav Ltd, where he served since May 2010 to April 2011. In May 2008 Mr. Rutenberg established Global Point Ltd., a company which provides management consultancy services for industrial companies.  Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Ashkalit Chemiprod Ltd. and from January 2004 until May 2008 he also served as the Chief Executive Officer of Ashtrom Industries' sister company, Durabond Ltd in Hungary.  Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University and holds a Business Administration Diploma Studies from the Israel Institute of Productivity in Collaboration with the Israel Management Center.

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

Alicia Rotbard, was appointed a director on our board in October 2010. In 1989 Ms. Rotbard founded DOORS Information Systems, Inc. and served as its CEO until 2002. Since 1989 Ms. Rotbard served as President and CEO of Quality Computers Ltd. and from 1980 to 1985 Ms. Rotbard served as Deputy General Manager of the Tel-Aviv Stock Exchange, where she managed the Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

Nir Cohen, was appointed a director on our board in June 2012. Currently Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. Before joining DBSI Investments, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC – a privately held US investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, Israeli affiliate of the global accounting firm of PriceWaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm of KPMG in Israel. Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

Zvi Fried was appointed our Chief Financial Officer in February 2007. Prior to his appointment Mr. Fried was Chief Financial Officer of Chim Nir (TASE: CMNR) and Finance Director for Amdocs (NASDAQ: DOX). Mr. Fried is a certified public accountant and he holds a B.A. in Economics and a degree in Accounting from Bar Ilan University.

David Marcus is our Chief Technology Officer. Mr. Markus joined us in 2000, and since then has served in a wide range of technological and management positions. Since the acquisition of Cellocator in 2008, Mr. Markus has built and managed Cellocator’s R&D group as Cellocator VP R&D and has been responsible for our customer support and IT. Mr. Markus holds a B.Sc. in Electrical and Electronic Engineering from Tel Aviv University and a Master of Engineering in Systems Engineering from the Technion-Israel Institute of Technology.

Igor Rogov is a VP R&D of the Cellocator Division. He has been managing the Cellocator R&D team since August 2012. Mr. Rogov first joined Cellocator in 2000, and since then has served in a wide range of technological positions. Since the acquisition of Cellocator in 2008, Mr. Rogov has served as a System Architect and head of System Engineering. Mr. Rogov holds a Bachelor degree in Electrical and Electronic Engineering from Ariel University Center and a Practical Engineering in Electronic Engineering from the Technion.

Noam Cimand joined Pointer as the Vice President of Sales & Marketing in December 2007. In addition to overseeing Sales and Marketing departments, he is also responsible for the technical support department as well as Pointer's regional offices in the US & India. Prior to joining Pointer, Mr. Cimand held various Sales & Marketing positions in international companies such as Commtouch (Nasdaq: CTCH) and Telrad Connegy & Optibase (Nasdaq: OBAS). Mr. Cimand holds a B.A. degree in Business Management from the Tel Aviv Business College and MBA from the Hebrew University in Jerusalem.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2012, was approximately $0.9 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $142,000.

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

As of December 31, 2012, 432,712 options are available for future grant under the Plan.

As of December 31, 2012, our officers and directors held options to purchase an aggregate of 265,984 of our ordinary shares at exercise prices ranging from $4.80 per share to $7.00 per share. Our options vest over a period of three to four years following grant and are conditional upon continued service.

For information concerning employee share option plan, see Note 15c of our consolidated financial statements

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

Under the Israeli Companies Law, an external director must either have "expertise in finance and accounting" or be "professionally qualified". Additionally, at least one of the external directors must have "expertise in finance and accounting".

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

Additionally, under the Israel Companies Law, a public company's board of directors must determine the minimum number of directors who have “expertise in finance and accounting” taking into account the type of company, its size, the extent of its activities and the complexity of the company's operations, subject to the number of directors set forth in the company’s articles of association.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

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

The initial term of an external director is three years and generally may be extended for two additional terms of three years (unless otherwise restricted in the articles of association to only one additional term), subject to certain conditions (which can also depend on whether the external director was nominated by the board of directors or by the shareholders). External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

In July 2008, Mr. Gil Oren and Mr. Zvi Rotenberg were elected to serve as the Company's external directors.

In June 2012, Mr. Nir Cohen was elected to serve as a director instead of Yoel Rosenthal.

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

Israeli Companies Law Requirements

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.  An audit committee must consist of at least three directors, including the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

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

Compensation committee

Pursuant to a recent amendment to the Israeli Companies Law, which was passed in November 2012, or the Amendment 20, the board of directors of an Israeli company, whose shares or debentures are publicly traded, such as our company, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a compensation policy, pursuant to which terms of office and salaries of the company's officers will be regulated, as per the provisions of  Amendment 20 (the “Compensation Policy”).

The number of members in the compensation committee shall not be less than three and each of the company's external directors must be members of the compensation committee and they are to constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the compensation committee.

The responsibilities of the compensation committee include the following:

1.
To recommend to the board of directors as to the Compensation Policy for officers, as well as to recommend, once every three years to extend the compensation policy subject to receipt of the required corporate approvals;

2.	To recommend to the board of directors as to any updates to the Compensation Policy which may be required;

3.	To review the implementation of the Compensation Policy by the company;

4.
To approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Israeli Companies Law; and

5.	To exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

Pursuant to Amendment 20, the Compensation Policy shall be determined based, inter alia, on the following parameters: (a) advancements of the goals of the company, its working plan and its long term policy; (b) creating proper incentives to its officers, by taking into consideration, among others, the company's risk management policy; (c) the company's size and its operations; (d) with respect to variable components of officers’ salaries, such as bonuses and issuance of securities, the  contribution of the respective officer to obtaining the company's goals and maximizing profits, all in accordance with a long term perspective and the position of the officer.

In addition, the Compensation Policy is to take into consideration, inter alia, the following issues: the education, skills, expertise and achievements of the officer, previous agreements with the officer, the ratio between the proposed terms to the average salary of the other employees of the company and of employees employed through third parties (manpower companies and cleaning and security services) and the effect of such gaps on the employment relationship in the company, the possibility to reduce variable components, if any, and the possibility of setting a cap on the exercise value of variable capital components that are not replaced by cash. If the terms of office and employment include grants payable upon termination then the Compensation Policy is to include reference to the term of office of the officer, the terms of employment during such period, the results of the company during said period and the officer's contribution to reaching the company's goals and maximizing its profits and the circumstances leading to the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The board of directors of a company is obligated to adopt a Compensation Policy after considering the recommendations of the compensation committee. The final adoption of the Compensation Committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the Compensation Policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the Compensation Policy, the board of directors of a company may approve the Compensation Policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the Compensation Policy, that the approval of the Compensation Policy is for the benefit of the company.

Public Israeli companies are required to adopt a Compensation Policy by no later than September 12, 2013. Until such time that a company adopts a compensation policy, compensation of office holders must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.

Our compensation committee, which is comprised of Ms. Alicia Rotbard, and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg, is in the process of establishing a proposed Compensation Policy in order to procure that a Compensation Policy be approved and adopted by September 12, 2013, in accordance with Amendment 20. Until such time, management seeks corporate approvals for office holder compensation in accordance with the transition rules set forth under Amendment 20 as applicable to the particular office holder and/or the proposed compensation.

In addition, Yossi Ben Shalom and Gil Oren are members of the committee of the board of directors for approving grants of options.

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Other	Total
2012

Sales and Marketing	125	31	156
Administration	47	21	68
Research and Development	21	-	21
Other	418	68	486
Total	611	120	731

2011

Sales and Marketing	124	40	164
Administration	44	22	66
Research and Development	24	-	24
Other	376	64	440
Total	568	126	694

2010

Sales and Marketing	105	32	137
Administration	46	26	72
Research and Development	27	-	27
Other	401	75	476
Total	579	133	712

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of February 28, 2013

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Number of Ordinary Shares Beneficially Owned
Yossi Ben Shalom	Chairman of Board of Directors	50.31%	2,794,840	(2)
David Mahlab	President and CEO	2.53%	144,074
Gil Oren	External Director	*	3,000
Zvi Rutenberg	External Director	*	3,000
Barak Dotan	Director	50.31%	2,794,840	(2)
Alicia Rotbard	Director	*	2,000
Nir Cohen	Director	-	-
Zvi Fried	Chief Financial Officer	*	2,500
David Markus	Chief Technology Officer	-	-
Igor Rogov	VP R&D of the Cellocator Division	-	-
Noam Cimand	VP of Sales & Marketing	-	-
All directors and officers as a group		51.65%	2,949,414

* Less than 1%.

(1)
The percentage of outstanding ordinary shares beneficially owned is based on 5,555,558 shares outstanding as of February 28, 2013. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2013.

(2)
As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 50.31% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation and Note 15c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, February 28, 2013 , concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd. (1)	50.31%	2,794,840
Eurocom Holdings (1979) Ltd.	14.28%	793,592

*
The percentage of outstanding ordinary shares beneficially owned is based on 5,555,558 outstanding as of February 28, 2013. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2013. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 50.31% of our outstanding shares held by DBSI.

As of February 28, 2013, there were approximately 32 record holders of our ordinary shares, including approximately 17 record holders in the United States (who held approximately 77.44% of our outstanding ordinary shares).

Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results of investments during these years, conversion of debentures in March 2003, our acquisition of Shagrir in 2004, our acquisition of Cellocator in 2007, and the Private Placement and Rights Offering transactions in 2012 For further information regarding such investments, acquisitions and transactions please see Item 4 – Information on the Company.

Pursuant to the Private Placement transaction and the Rights Offering transaction, both of which occurred in 2012, DSBI’s currently holds 2,794,840 ordinary shares, constituting 50.31% of our outstanding ordinary shares. For further information regarding these transactions please see Item 4 – Information on the Company and Item 5B – Liquidation and Capital Resources.

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

Management Agreement with DBSI Investments Ltd.

As part of a series of investments in the Company as of March 2003 by DBSI Investments Ltd., or DBSI, we entered into a management services agreement with DBSI dated April 2003.  Pursuant to the management agreement, DBSI provided us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum, to be paid in equal quarterly installments of $45,000. In August 1, 2011, the agreement was renewed for a period of 36 months.

Development Agreement with Car2go Ltd.

On December 8, 2009, Pointer entered into a development agreement with Car2go Ltd., according to which the Cellocator segment will develop a specific product for Car2go Ltd., in consideration for $40,000.

Loan Agreement by and between Shagrir and T.M.C. Technologies Systems L.P.

As part of the partnership agreement between Shagrir and TMC, Shagrir extended a loan to the new partnership, T.M.C. Technologies Systems, L.P., or TMC LP, of NIS 2.5 million. The loan to TMC LP carried an annual interest rate of prime plus 4% and was originally intended to be refunded to Shagrir from the partnership’s profits.

On August 1, 2012, Shagrir sold its interest in the partnership to Gastech for its par value.  In addition, Shagrir sold its right to receive payments with respect to a NIS 2.5 million loan which it had provided to the partnership.

See Item 4 –Information on the Company for further information.

Loans Agreements with Pointer Brazil

On February 28, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 763,500 Brazilian Real. The loan bears an annual interest rate of 21% and linked to the Brazilian Real. The loan is to be repaid in 36 monthly payments commencing in April 2012.  As of December 31, 2012 the outstanding amount of the loan was $317,000.

On March 20, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 515,000 Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan is to be repaid in 12 monthly payments commencing in April 2014. As of December 31, 2012 the outstanding amount of the loan was $264,000 (including $14,000 accumulated interest).

Loans Agreement with Pointer Mexico

On September 3, 2012, we signed a loan agreement with Pointer Mexico effectively as of January 1, 2011, to provide Pointer Mexico a credit in the maximum principal amount of $3.5 million. The loan bears an annual interest rate of 6%. The loan is to be repaid on January 31, 2014 (the "Repayment Date").  Agreed that per Pointer Mexico's request, we may extend the Repayment Date, provided that the Interest shall continue to accrue on any loan amount not repaid. Any extension of the Loan shall be made in writing.

On September 21, 2012, we signed a loan agreement with Pointer Mexico for a total amount of $100,000. The loan bears an annual interest rate of 6%. The loan was repaid in full during October and November 2012.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F 1.

Legal Proceedings

As of December 31, 2012, there are several claims filed and pending against Shagrir, mainly by its customers. The claims are in an amount aggregating to approximately $133 thousands, and involve claims regarding malfunction of Shagrir's services and products, which occurred during the ordinary course of business.

In addition, in November 2009, Pointer Romania commenced legal proceedings against a Romanian-based petrol company in a Romanian court for the enforcement of a $400,000 (260,000 Euro) agreement made between the parties on July 11, 2008 for the provision of roadside assistance services in Romania. A judgment was given in favor of Pointer Romania, awarding it 35,000 Euro.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2012, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

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

Period	High	Low
Last 6 calendar months
February 2013	2.79	2.68
January 2013	2.79	2.36
December 2012	2.9	2.41
November 2012	3.1	2.69
October 2012	2.69	2.4
September 2012	2.69	2.37
Financial quarters during the past two years
Fourth Quarter 2012	3.10	2.40
Third Quarter 2012	2.77	2.30
Second Quarter 2012	3.05	2.32
First Quarter 2012	4.00	2.71
Fourth Quarter 2011	4.74	3.20
Third Quarter 2011	5.00	3.71
Second Quarter 2011	6.42	4.43
First Quarter 2011	6.25	4.80
Five most recent full financial years
2012	4.00	2.30
2011	6.42	3.20
2010	7.70	5.72
2009	7.00	2.73
2008	7.20	2.70

On December 19, 2006, we listed our ordinary shares on the TASE in Israel under the symbol “PNTR”. We delisted our Ordinary Shares from the TASE, effective as of April 17, 2012, and, accordingly the last trading date of our Ordinary Shares on the TASE was April 15, 2012.

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

Our shares are listed on the NASDAQ Capital Market under the symbol "PNTR".

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) general manager, (ii) chief business manager, (iii) deputy general manager, (iv) vice general manager, (v) executive vice president, (vi) vice president or any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, as well as a director, or another manager directly subordinate to the general manager.

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

In the case of a transaction that is not an extraordinary transaction in which an officer holder of the company has a personal interest, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise. The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of employment require the approval of the compensation committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the presence of the office holder is necessary in order to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

(a)           all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b)           the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, who have a personal interest in the adoption of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, and (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders. If any shareholder casting a vote in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.   The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to non-officer holder employment and compensation terms of a controlling shareholder (or a relative of such), or to the provision of services to the company by such controlling shareholder (or relative if such), require the approval of the audit committee, the board of directors and the shareholders of the company. Agreements relating to the terms of office and employment of a controlling shareholder (or relative of such) as an office holder in the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

The shareholder approval must either include  the majority of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account) or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company.

Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative if such) or to the provision of services to the company by such controlling shareholder (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the recent Sixteenth Amendment to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the “Sixteenth Amendment”) will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Sixteenth Amendment.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Pursuant to Amendment 20, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.  Additionally, Amendment 20 also amended the provisions of the Companies Law which relate to the approval requirements for the compensation and/or terms of office of a specific office holder.

Terms of office and employment of office holders who are neither directors nor the general manager require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above).  Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration, that the terms of office and employment are beneficial to the company.  In addition, the compensation committee may exempt from shareholder approval the transaction regarding terms of office and employment with a general manager who has no relationship with either the controlling shareholder or the company, if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company.  Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

Terms of office and employment of directors require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

As stated above, the Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011, and Amendment 20 which came into effect at the end of 2012. The main purpose of the Sixteenth Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies, and the changes in the Sixteenth Amendment are incorporated into the above discussions of the Company. The main purpose of Amendment 20 is to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation.  An additional change to the Companies Law pursuant to these recently passed amendments included a code of recommended corporate governance practices which was attached as an annex to the Israeli Companies Law. In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority had only issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Companies Law, and recently passed amendments to the Companies Law.

Nasdaq Listing Rules and Home Country Practices

In accordance with Israeli law and practice and pursuant to the exemption set forth in Rule 5615(a) (3) of the NASDAQ Listing Rules, we follow the provisions of the Israeli Companies Law with respect to the following requirements:

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

•
Audit Committee- Our audit committee does not comply with all of the requirements of NASDAQ Listing Rule 5605 (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter.

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

As of December 31, 2012, Shagrir has in the aggregate approximately $17 million in outstanding loans to Bank Hapoalim and Bank Leumi. For further information, see Note 11 of our consolidated financial statements.

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

On February 28, 2012, Shagrir signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir invested NIS 3,000 in cash or in services in consideration for 3,087 of Car2go's Ordinary shares. Following the issuance, Shagrir holds 58.46% of Car2go. However, the terms of the agreement provide that if there is no additional investment in Car2go by a third party within two years from signing, Shagrir’s holding may be retroactively increased to 62.3%.

Pointer

In order to finance our acquisition of Cellocator on September 18, 2007, Pointer received loan and credit facilities in the amount of $7 million from Bank Hapoalim, of which approximately $1.4 million remains outstanding as of December 31, 2012. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor.

For further information, see Note 11a of our consolidated financial statements. For additional Information see Item 9C – Acquisition of Cellocator Ltd.

For further information regarding these loans, including related financial covenants, see Note 11 to our consolidated financial statements.

Purchase agreement with K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay

On October 11, 2011, Shagrir signed a definitive agreement to acquire the activities, intellectual property and goodwill of K.S. Operation Centers for Vehicles Ltd., an Israeli chain of car repair garages. The consideration of $ 3,125 for the acquisition was paid in January 2012 in accordance with an amendment dated January 1, 2012. Shagrir will leverage the acquired chain of car repair garages as a complementary service for its array of road side services. For further information, see Note 1l of our consolidated financial statements.

Real Property Leases

For Information regarding our real property leases, please see Item 4― Information on the Company–Property, Plants and Equipment.

For a summary of other relevant contracts, see Item 4 ― Information on the Company― History and Development of the Company and Item 7 – Major Shareholders and Related Party Transactions, which is incorporated herein by reference.

Private placement transaction between the Company and DBSI

In June 2012, following the approval of the shareholders of the Company, DBSI purchased 50,000 ordinary shares of the Company at a price per share of $2.95, for a total purchase price of USD 147,500. Following the consummation of the Private Placement, DBSI’s holdings increased to 2,237,191 ordinary shares, constituting 45.55% of the outstanding ordinary shares of the Company.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 25% as of the 2012 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Tax benefits under the 2010 Amendment

In January 2011, the Knesset enacted a reform to the Law, effective January 2011. According to the reform a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2012 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not  have a material effect on the Company.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Encouragement of Industrial Research and Development Law, -1984

Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS, are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the OCS.  In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

The terms of the Israeli government participation also require a declaration regarding the location of manufacturing of supported products by the recipients of the grants.  Under regulations promulgated under the Research Law, upon the approval of the OCS, some of the manufacturing volume may be transferred outside of Israel, beyond the aforementioned declared rate of production abroad, provided that the grant recipient pays royalties at an increased rate and in addition may incur an increased payment cap of up to 300% of the received grant, depending on the percentage of manufacturing being transferred abroad.  The Research Law also provides that know-how developed under an approved research and development program and any derivatives of this know-how may not be transferred to third parties in Israel without the prior approval of the research committee of the OCS.  The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.  No approval is required for the sale or export of any products resulting from such research and development.

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS funded know-how outside of Israel.  The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above.  The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities under agreements of cooperation programs between Israel and additional country.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS on any change in control of the recipient or a change in the holdings of the means of control of the recipient and obtaining the approval of the OCS in case such a change results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law.  In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law.

The Israeli authorities have indicated that the government may reduce or abolish grants from the OCS in the future.  Even if these grants are maintained, we cannot assure you that we will receive OCS grants in the future.  In addition, each application to the OCS is reviewed separately, and grants are based on the program approved by the research committee.  Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the OCS.

 Israeli Capital Gains Tax

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder who is the owner of 10% or more in the right to profits, right to nominate a director (or an officer), voting rights, right to receive assets upon liquidation, or right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right) in the company issuing the shares.

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

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12 month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. In addition, in the event that (1) the capital gains arising from the sale of our company's shares will be attributable to a permanent establishment of the shareholder located in Israel, or (2) the shareholder, being an individual, will be present in Israel for a period or periods aggregating 183 days or more during a taxable year, the aforesaid exemption shall not apply.

Israeli Tax on Dividend Income

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time receiving the dividend or on any date in the 12 months preceding such date).  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

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

The functional and reporting currency of our Indian subsidiary is its local currency, the Indian rupee.

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

As of December 31, 2012 and 2011, accumulated foreign currency translation differences are $1 million and $1 million, respectively.

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

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2011 Pointer had forward exchange contracts for the acquisition of approximately NIS 13.95 million in consideration for $3.86 million that matured during 2012. As of December 31, 2012 the Company had forward exchange contracts for the acquisition of approximately NIS 1.77 million in consideration for $0.45 million that will mature in January 2013. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2012, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2012 we had net assets of $30.6 million and net loss of $5.2 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $510,000 net increase in our losses.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2012 we had net assets of $0.7 million and net income of $3.45 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $345,000 net increase in our earnings.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2012 we had net assets of $2.8 million and net loss of $0.1 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in approximately a $12,000 net increase in our losses.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the US Dollar. As of December 31, 2012 we had we had net assets of $0.8 million and net loss of $1 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately a $100,000 net increase in our losses.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders.  Please see Item 5 – Impact of Exchange Rate Fluctuations for further information.  As of December 31, 2012, our outstanding loans bear variable interest rates of $9.4 million.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to loans borrowed by Shagrir from banks and other lenders. As of December 31, 2012, Shagrir has a total outstanding loan amount of $0.7 million, which is linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2013	2014	2015	2016	2017 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		441	-	-	-	-
Cash- in NIS		2,514	-	-	-	-
Cash- In other currency:		837	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars	3-4	1,566	-	-	-	-
Short-term bank credit in, or linked to, dollars	LIBOR + 4.25	500	-	-	-	-
Short-term bank credit in other currencies		20	-	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	800	600	-	-	-
In NIS	5.45 - 7.39	4,371	2,599	97	-	-
In NIS linked to CPI	5.49	488	-	-	-	-
In NIS - variable interest	Prime + 0.9%-1.4%	3,384	2,202	2,261	1,585	-

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2012.  The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2012 and 2011.

	USD in thousands
	2012	2011

Audit Fees(1)	211	252
Audit-Related Fees(2)	5	6
Tax Fees(3)	23	17
All Other Fees	14	44

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

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2012 were approved by our Audit Committee.

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

•
Our audit committee does not comply with all the requirements of Rule 5605 of the NASDAQ Marketplace Rules (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see Item 6 “Directors, Senior Management and Employees – Board Practices".

        See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Registrant, incorporated herein by reference to Exhibit 1.2 to the Registrant's Form 20-F, filed with the Commission on March 29, 2012.

4.1
Letter Agreement, by and among Pointer (Eden Telecom Group) Ltd. and Bank Hapoalim Ltd., dated November 16, 2004, incorporated herein by reference to Exhibit 4.18 to the Registrant's Form 20-F, filed with the Commission on June 30, 2005.

4.2
English Summary of Purchase Agreement by and among Shagrir Systems Ltd., K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay dated October 11, 2011, as amended by an amendment dated January 1, 2012, incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 29, 2012.

4.3	Subscription Agreement between the Company and DBSI dated April 23, 2012.

8.1	A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil).

15.1	Independent Auditor’s Report of Baker Tilly Brasil (Brazil)

15.2	Independent Auditor’s Report of Grant Thornton Argentina S.C. (Argentina).

15.3	Schedule II – Allowance for Doubtful Accounts

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

March 19, 2013

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the index at item 19, exhibit 15.3. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Pointer Localizacion y Asistencia S.A ("the Subsidiary"), whose financial statements reflect total assets constituting 3% and 3.4% as of December 31, 2012 and 2011, respectively, and total revenues constituting 6.1%, 5.5% and 4% of the related consolidated totals for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of this Subsidiary were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for this Subsidiary, is based solely on the report of the other auditors. The financial statements of POINTER DO BRASIL S.A. (a corporation in which the Company has an 48% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for POINTER DO BRASIL S.A., is based solely on the report of the other auditors.  In the consolidated financial statements, the Company's investment in POINTER DO BRASIL S.A. is stated at $247 and $266, respectively, at December 31, 2012 and 2011, and the Company's equity in the net income (loss) of POINTER DO BRASIL S.A. is stated at $38 and $(1,634), for the years then ended.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their income and comprehensive income and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19 , 2013	A Member of Ernst & Young Global

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,685	$1,468
Restricted cash	108	123
Trade receivables (net of allowance for doubtful accounts of $ 874 and $ 1,383 at December 31, 2012 and 2011, respectively)	16,215	14,427
Other accounts receivable and prepaid expenses (Note 3)	2,069	1,946
Inventories (Note 4)	3,982	4,467

Total current assets	26,059	22,431

LONG-TERM ASSETS:
Long-term accounts receivable	582	805
Severance pay fund	9,034	7,474
Property and equipment, net (Note 5)	10,364	10,839
Investment and long term loans to affiliate (Note 6)	814	266
Other intangible assets, net (Note 7)	2,242	3,030
Goodwill (Note 8)	47,190	44,493

Total long-term assets	70,226	66,907

Total assets	$96,285	$89,338

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 9)	$11,129	$13,208
Trade payables	11,248	9,821
Deferred revenues and customer advances	6,954	6,890
Other accounts payable and accrued expenses (Note 10)	7,251	7,440

Total current liabilities	36,582	37,359

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	9,339	7,715
Long-term loans from shareholders and others (Note 12)	925	943
Other long-term liabilities (Note 13)	3,765	2,895
Accrued severance pay	10,328	8,625

	24,357	20,178
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital (Note 15) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 5,555,558 and 4,860,024 shares at December 31, 2012 and 2011, respectively	3,871	3,353
Additional paid-in capital	120,290	119,147
Accumulated other comprehensive income	1,127	837
Accumulated deficit	(95,540)	(96,743)

Total Pointer Telocation Ltd's shareholders' equity	29,748	26,594

Non-controlling interest	5,598	5,207

Total equity	35,346	31,801

Total liabilities and equity	$96,285	$89,338

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010
Revenues (Note 19c):
Products	$30,402	$31,140	$25,415
Services	54,430	54,778	48,448

Total revenues	84,832	85,918	73,863

Cost of revenues:
Products	17,988	18,283	14,175
Services	38,573	37,249	31,264
Amortization and impairment of intangible assets (Note 1b)	181	1,498	978

Total cost of revenues	56,742	57,030	46,417

Gross profit	28,090	28,888	27,446

Operating expenses:
Research and development	2,716	3,082	2,532
Selling and marketing	9,067	8,932	7,441
General and administrative	9,232	11,450	9,062
Amortization of intangible assets	1,987	1,821	1,774
Impairment of goodwill and intangible asset	-	6,216	-

Total operating expenses	23,002	31,501	20,809

Operating income (loss)	5,088	(2,613)	6,637
Financial expenses, net (Note 20a)	1,628	1,779	1,976
Other expenses, net (Note 20b)	5	77	21

Income (loss) before taxes on income	3,455	(4,469)	4,640
Taxes on income (Note 17)	861	2,383	1,524

Income (loss) after taxes on income	2,594	(6,852)	3,116
Equity in losses (gains) of affiliate	(38)	1,634	1,158

Income from continuing operations	2,632	(8,486)	1,958

Loss from discontinued operations, net	995	-	-

Net income (loss)	$1,637	$(8,486)	$1,958

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2011	2010
Other comprehensive income (loss):
Currency translation adjustments of foreign operations	$299	$(2,605)	$2,128
Realized losses on derivatives designated as cash flow hedges	224	(219)	29
Unrealized losses on derivatives designated as cash flow hedges	14	(162)	124

Total comprehensive income (loss)	2,174	(11,472)	4,239

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	1,833	(8,527)	1,130
Non-controlling interests	799	41	828

	2,632	(8,486)	1,958

Loss from discontinued operations attributable to:
Equity holders of the parent	630	-	-
Non-controlling interests	365	-	-

	$995	$-	$-
Total comprehensive income (loss) attributable to:
Equity holders of the parent	$1,493	$(10,982)	$2,881
Non-controlling interests	681	(490)	1,358

	2,174	(11,472)	4,239
Earnings (loss) per share attributable to Pointer Telocation Ltd's shareholders (Note 16):
Basic net earnings (loss) per share
	$0.23	$(1.78)	$0.24

Diluted net earnings (loss) per share	$0.23	$(1.79)	$0.22

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd's Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2010	4,752,931	$3,266	$118,348	$1,541	$(89,346)	$7,670	$41,479

Issuance of shares in respect of Stock-based compensation	18,250	14	43	-	-	-	57
Stock-based compensation expenses	-	-	121	-	-	-	121
Dividend paid to non-controlling interest	-	-	-	-	-	(2,250)	(2,250)
Other comprehensive income	-	-	-	1,751	-	530	2,281
Net income attributable to Non controlling interest	-	-	-	-	-	828	828
Net income attributable to Pointer shareholders	-	-	-	-	1,130	-	1,130

Balance as of December 31, 2010	4,771,181	3,280	118,512	3,292	(88,216)	6,778	43,646

Issuance of shares in respect of Stock-based compensation	88,843	73	208	-	-	-	281
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend paid to non-controlling interest	-	-	-	-	-	(1,595)	(1,595)
Exercise of options in subsidiary	-	-	(88)	-	-	88	-
Sale of subsidiary (Note 1j)	-	-	-	-	-	426	426
Other comprehensive income	-	-	-	(2,455)	-	(531)	(2,986)
Net income attributable to Non controlling interest	-	-	-	-	-	41	41
Net loss attributable to Pointer shareholders	-	-	-	-	(8,527)	-	(8,527)

Balance as of December 31, 2011	4,860,024	3,353	119,147	837	(96,743)	5,207	31,801
Issuance of shares, net	694,034	517	1,425	-	-	-	1,942
Issuance of shares in respect of Stock-based compensation	1,500	1	4	-	-	-	5
Purchase of subsidiary	-	-	-	-	-	133	133
Stock-based compensation expenses	-	-	265	-	-	-	265
Dividend paid to non-controlling interest	-	-	-	-	-	(1,215)	(1,215)
Exercise of options in subsidiary	-	-	(323)			323	-
Purchase of non controlling interest	-	-	(228)	-	-	228	-
Sale of subsidiary (Note 1j)	-	-	-	-	-	241	241
Other comprehensive income	-	-	-	290	-	247	537
Net income attributable to Non controlling interest	-	-	-	-	-	434	434
Net income attributable to Pointer shareholders	-	-	-	-	1,203	-	1,203

Balance as of December 31, 2012	5,555,558	3,871	120,290	1,127	(95,540)	5,598	35,346

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

Accumulated other comprehensive income

	December 31,
	2012	2011

Accumulated unrealized gain on derivative instruments	24	(213)
Accumulated foreign currency translation differences	1,103	1,050

Accumulated other comprehensive income	$1,127	$837

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from operating activities:
Net income (loss)	$1,637	$(8,486)	$1,958
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	5,546	12,710	5,568
Accrued interest and exchange rate changes of debenture and long-term loans	118	135	178
Accrued severance pay, net	91	487	(364)
Gain from sale of property and equipment, net	(271)	(95)	(93)
Equity in losses (gains) of affiliate	(38)	1,634	1,158
Amortization of stock-based compensation	265	515	121
Impairment loss of loan to minority shareholder in subsidiary (Note 1j)	-	489	-
Decrease (increase) in restricted cash	15	10	(133)
Increase in trade receivables, net	(1,572)	(1,462)	(1,618)
Decrease (increase) in other accounts receivable and prepaid expenses	46	373	(436)
Decrease (increase) in inventories	395	(1,035)	(1,964)
Write-off of inventories	337	304	185
Deferred income taxes	847	170	1,322
Decrease (increase) in long-term accounts receivable	234	(177)	(212)
Increase in trade payables	965	452	981
Increase (decrease) in other accounts payable and accrued expenses	(274)	2,457	(127)

Net cash provided by operating activities	8,341	8,481	6,524

Cash flows from investing activities:
Purchase of property and equipment	(4,033)	(4,445)	(4,481)
Proceeds from sale of property and equipment	1,733	1,050	641
Investment and loans/Repayments in affiliate	(669)	(1,740)	(1,490)
Acquisition of subsidiary (a)	(251)	-	-
Purchase of business activity (b)	(3,125)	-	-
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	39	-

Net cash used in investing activities	(6,345)	(5,096)	(5,330)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Cash flows from financing activities:

Receipt of long-term loans from banks	11,670	8,384	5,090
Repayment of long-term loans from banks	(12,253)	(8,937)	(7,016)
Repayment of long-term loans from others	-	(1,071)	(1,122)
Dividend paid to non-controlling interest	(1,215)	(1,594)	(2,250)
Proceeds from issuance of shares and exercise of warrants, net of issuance costs of $70	1,945	281	57
Short-term bank credit, net	(345)	(1,002)	2,656

Net cash used in financing activities	(198)	(3,939)	(2,585)

Effect of exchange rate on cash and cash equivalents	419	(211)	415

Increase (decrease) in cash and cash equivalents	2,217	(765)	(976)
Cash and cash equivalents at the beginning of the year	1,468	2,233	3,209

Cash and cash equivalents at the end of the year	$3,685	$1,468	$2,233

(a)	Acquisition of subsidiary:

	Property and equipment	$22	$-	$-
	Technology	58	-	-
	Goodwill	304	-	-
	Non controlling Interest	(133)	-	-

		$251	$-	$-

(b)	Purchase of business activity:
	Working capital	$27	$-	$-
	Property and equipment	112
	Customer list	1,364
	Goodwill	1,669	-	-
	Accrued severance pay, net	(23)	-	-
	Employees accruals	(24)	-	-

		$3,125	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2012	2011	2010

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$11	$32	$-
	Non-controlling interests	237	426	-
	Loss from sale of subsidiaries	(248)	(110)	-
	Receivables for sale of investments in subsidiaries	-	(309)	-

		$-	$39	$-

(d)	Non-cash investing activity:

	Purchase of property and equipment	$90	$309	$45
	Purchase of property and equipment at finance lease	$17	$28	$43

(e)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$1,528	$1,456	$1,462

	Income taxes	$52	$38	$21

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

The Company provides services, for the most part, in Israel, Argentina Mexico and Brazil, through its local subsidiaries and affiliates. Independent operators provide similar services in Latin America, Europe and other countries utilizing the Company's technology and operational know-how. The Company's shares are traded on the NASDAQ Capital Market. On January 17, 2012, the Company announced that its Board of Directors has resolved to act to delist the Company's ordinary shares from trading on the Tel Aviv Stock Exchange effective as of April 17, 2012.

b.
In 2011, the changes in the economic conditions and forecasted results of the Company's Cellocator segment led the Company to test the implied value of the Cellocator segment's goodwill in accordance with ASC 350 "Intangibles - Goodwill and Others". As a result of the impairment test, the Company determined that the implied value attributable to Cellocator goodwill and development technology intangible assets should be lower by $ 6,216 and $ 520, respectively. These amounts were recorded in the 2011 Consolidated Statement of Operation under the captions "Impairment of goodwill and intangible asset" and "Amortization and impairment of intangible assets", respectively. See also notes 2g and 2i.

c.
The Company holds 54.48% of the share capital of Shagrir Systems Ltd. ("Shagrir"). Shagrir is engaged in the field of road side assistance, towing services and stolen vehicle recovery in Israel. (See note 2q)

d.
In June 2008, Shagrir incorporated a Romanian company, S.C. Pointer S.R.L. ("Pointer Romania"), to provide road-side assistance and towing services in Romania. Shagrir holds 50% of the share capital of Pointer Romania. On January 1, 2012, Shagrir signed an agreement with the Romanian shareholder, pursuant to which he transferred to Shagrir 15% of the issued share capital of the Romanian subsidiary with no consideration.  As a result, Shagrir holds 65% of the share capital of Pointer Romania. The changes in the non controlling interest presented as additional paid in capital.

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

f.
The Company holds 74% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. ("Pointer Mexico"), the remaining 26% of the share capital being held by local Mexican partners. Pointer Mexico provides location, tracking and stolen vehicle recovery services to its customers in Mexico as well as distributing the Company's products.

g.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2011, the Company holds 48% of the share capital in Pointer Brazil, with an option to acquire an additional 4%. The option will expire in August 2013. Pointer Brazil provides location, tracking and recovery of stolen vehicles services to its customers in Brazil.

h.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc. Currently, the subsidiary has no significant revenues.

i.	On May 15, 2009, the Company's subsidiary Shagrir acquired ownership of 51% of the ordinary shares of Car2go Ltd., which is engaged in car sharing and motor vehicle rental.

On February 28, 2012, Shagrir signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir invested NIS 3,000 in cash or in services in consideration for 3,087 of Car2go's Ordinary shares. Following the issuance, Shagrir holds 58.46% of Car2go. However, the terms of the agreement provide that if there is no additional investment in Car2go by a third party within two years from signing, Shagrir's holding may be retroactively increased to 62.3%. The transaction was accounted as an equity transaction.

j.
On June 28, 2010, Shagrir, together with an Israel partner (hereinafter the "minority shareholder") entered into an agreement for the establishment of an Israeli company named Rider from the Shagrir Group Ltd. ("Rider") for providing outsourcing services to insurance companies and others. The minority shareholder holds 33% and serves as Rider's CEO.

In the reported period, Shagrir recorded as part of its general and administrative expenses an impairment loss of the loan granted by Rider to the minority  shareholder  in the amount of NIS 1.75 million ($ 489), due to the fact that Rider will not meet the milestones pursuant to the agreement.

During 2011, Shagrir signed an agreement to sell its entire holdings in Rider to Native Nehoray Ltd. ("Nehoray") at par value. In addition, Shagrir sold to Nehoray the rights to receive payments from a loan that Shagrir had provided to Rider in the amount of NIS 4,779 thousands including interest and linkage to the Israeli CPI for NIS 1,293 thousands. As a result of the agreement, the Company recorded a capital loss in the amount of NIS 393 thousands ($ 110).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

k.	Discontinued operations:

In November 2011, Shagrir, together with T.M.C Transportation Ltd. ("TMC"), signed an agreement for the establishment of a limited partnership, TMC Systems, LP ("the partnership"). Shagrir hold 51% of the partnership's capital.  The activities of TMC transferred to the partnership. The partnership commenced its activity on January 1, 2012.

The partnership engages in solutions for the management, control and collection of travel fares from taxis and transportation service fleets.

Shagrir granted a shareholders' loan to the partnership in an amount of NIS 2.5 million. This loan carries an annual interest rate of prime plus 4%.

During the period the partnership recorded Impairment of goodwill and intangible assets related to this operation in the amount of $348.

On August 1, 2012, Shagrir signed an agreement to sell the partnership entire share capital to Gastech mobile communication solution LTD ("Gastecg") for its par value. In addition, Shagrir sold the rights to receive payments from a loan which Shagrir had provided to the partnership in the amount of NIS 2.5 million including interest and linkage to the Israeli CPI for NIS 1. As a result the partnership's results presented as loss from discontinued operations on consolidated statement of income and comprehensive income.

Below are the results of operations of TMC that presented net as a discontinued operation:

Period ended August 1, 2012

Revenues	3
Cost of revenues	143

Gross loss	(140)
Operating expenses:
Sales and marketing	60
General and administrative	181
Impairment of goodwill and intangible asset	348

Operating income (loss)	(729)

Financial expense, net	18
Tax benefit	-

Net income (loss)	(747)

(*)	As a result of the partnership's sale a loss was recorded in the amount of $ 248, and consider to be a loss on discontinued operation.
**)	Cash flow from discontinued operation was immaterial and as such no discontinued operation presented on the cash flow statement.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

l.
On November 11, 2011, Shagrir, entered into an agreement to acquire the activities of K.S Operation Centers Ltd. ("K.S") in consideration for an aggregate amount of NIS 12 million, to be paid in two installments. The first installment was paid in January 2012, and the second will be payable in January 2013. Consummation of the transaction is contingent on meeting certain administrative conditions and obtaining the Anti-trust Commissioner's approval. Shagrir closed the transaction in January 2012.

K.S is engaged in the operation of car repair garages, providing bodywork and paint services, as well as engaging in the sale of spare parts for motor vehicles.

The acquisition-date fair value of the consideration transferred totaled to $ 3,125 in cash.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, "Business Combinations". Accordingly, the preliminary purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date based on PPA:

Working capital	$27
Property and equipment	112
Customer list	1,364
Goodwill	1,669
Accrued severance pay, net	(23)
Employees accruals	(24)
$3,125

The customer list is subject to an estimated useful life of 8 years, and amortized based on the accelerated method.

m.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited. Currently, the subsidiary has no significant revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

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

Pointer Romania is considered to be a VIE. As Shagrir has both the power to direct the economically significant activities of Pointer Romania, and the obligation to absorb losses and the right to receive benefits that could potentially be significant to Pointer Romania, Shagrir is considered to be the primary beneficiary. Pointer Romania is consolidated in the Company's financial statements.

Pointer Brazil is considered to be a VIE. The Company does not consider to be the primary beneficiary as the Company does not have the power to control the decisions that most affect the VIE operations.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2012, 2011 and 2010, the Company and its subsidiaries wrote off approximately $ 337, $ 304 and $ 185, respectively. The write-offs are included in cost of revenues.

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

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company did not apply the qualitative option.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company performed its annual impairment test as of December 31, 2011 and recorded goodwill impairment in the total amount of $ 6,216 in connection with the Cellocator reporting unit.  The material assumptions used for the income approach for 2011 were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%. (See also Note 2t regarding fair value measurement).

No impairment losses were identified in the years 2012 and 2010 for the continuing operations, as for the discontinued operations see note 1k.

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

The Company's long lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2011, the Company amortized $520 of the development technology intangible assets acquired from Cellocator Ltd. in September 2007 from a carrying amount of $ 701 to a fair value of $ 181. The circumstances leading to the impairment are attributed to the obsolescence of older Cellocator technology.  The impairment was recorded under the caption of "cost of revenues" in the consolidated statement of operations. Assumptions in the fair value assessment included: the impact of changes in economic conditions and the revenue forecast for the Cellocator segment. See also Note 2t regarding fair value measurement.

No impairment losses were identified in 2012 and 2010 for the continuing operations, as for the discontinued operations see note 1k.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities' captions in the Balance Sheet) during 2012 and 2011 are as follows:

	Year ended December 31,
	2012	2011

Balance, beginning of the year	$690	$604
Warranties issued during the year	521	548
Settlements made during the year	(387)	(278)
Expirations	(174)	(150)
Foreign currency translation adjustment	11	(34)

Balance end of year	$661	$690

k.	Revenue recognition:

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

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is reasonably assured.

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

The company uses ESP to allocate the elements.

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 were $ 1,071, $ 992 and $ 813, respectively.

n.	Income taxes:

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is "more likely than not" to be sustained upon examination. As of December 31, 2012, the Company did not have any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2012, the Company did not have any interest and penalties associated with tax positions.

o.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, "Earnings Per Share". Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of pointer shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 0, 41,375 and 0 and for the years ended December 31, 2012, 2011 and 2010, respectively.

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

During the years ended  December 31, 2012, 2011 and 2010, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 265, $ 515 and $ 121, respectively.

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

1.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2012, 2011 and 2010 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2012	2011	2010

Risk free interest rate	-	2%	1.13%
Dividend yield	-	0%	0%
Expected volatility	-	75%	76%
Expected term (in years)	-	5	5
Forfeiture rate	-	2%	6%

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

The Company adopted SAB 110 and continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. In a few limited cases the Company did not use the simplified method in measuring the fair value of modified awards, either when the options were deeply out of the money immediately before the modification or when the Company accelerated the vesting and extended the exercise period after an employee's resignation. Since in both instances the entire remaining contractual term of the options was relatively short, we assumed that the expected life to be the entire remaining contractual term.

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

In January 2012, 2,480 options were exercised, thereby diluting the Company's holding to approximately 54.48% of the issued and outstanding share capital of Shagrir. There currently remain no exercisable options to purchase ordinary shares of Shagrir. The capital contribution from shareholders in the amount of $(323) presented in the Additional paid in capital.

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

Severance pay expenses for the years ended December 31, 2012, 2011 and 2010 were $ 952, $ 1,297 and $ 352, respectively.

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

The Company's trade receivables include amounts billed to clients located mainly in Israel and South America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2012, 2011 and 2010, the Company recorded expenses in respect of such debts in the amount of $ 209, $ 206 and $ 156, respectively. As for major customers, see Note 19d.

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

Assets and liabilities measured at fair value on a recurring basis are comprised of foreign currency forward contracts with a fair value of $ 24 and $ (213) as of December 31, 2012 and 2011, respectively, and are classified as level 2.

The Company also measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are deemed to be other-than-temporarily impaired. During 2012, and 2011 no other-than-temporary impairments were identified in relation to equity method investments.

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

The Company entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated new Israeli shekel ("NIS") payroll payments. As of December 31, 2011 the Company had forward exchange contracts for the acquisition of approximately NIS 13,951 thousand in consideration for $ 3,860 that matured during 2012. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. The company excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2012, there were no gains or losses recognized in earnings for hedge ineffectiveness.
As of December 31, 2012 the Company had forward exchange contracts for the acquisition of approximately NIS 1,768 thousand in consideration for $ 450 that will mature during 2013.

At December 31, 2012, the Company expects to reclassify $ 24 of net earnings on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Equity affiliates

The Company recognizes investment in equity affiliates under ASC 323, "Investments - Equity Method and Joint Ventures". The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred and reduce the amount of future earnings of the equity investee recognized by the Company. As of December 31, 2012, there were no deferred losses related to equity investees.

w.	Discontinued operations:

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

x.	Recently issued Accounting Standards in 2012:

In June 2011, the Financial Accounting Standards Board ("FASB") issued guidance on the presentation of comprehensive income, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company adopted the new standard from January 1, 2012 and presents single continuous financial statement, statement of comprehensive income.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company did not apply this guidance in 2012.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Government authorities	$366	$200
Employees	113	91
Prepaid expenses	1,294	1,258
Nehoray (1)	84	171
Foreign currency derivatives	24	-
Others	188	226

	$2,069	$1,946

(1)	The balance as of December 31, 2011 and 2012, in the amounts of $ 171 and $ 84 respectively, are receivable from Nehoray in accordance to the loan sold (see note 1j)

NOTE 4:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$2,060	$2,637
Work in process	135	24
Finished goods	1,787	1,806

	$3,982	$4,467

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2012	2011
Cost:

Installed products	$4,640	$5,111
Computers and electronic equipment	6,831	6,252
Office furniture and equipment	756	1,009
Motor vehicles	11,412	12,243
Network installation	4,228	4,164
Buildings	510	499
Leasehold improvements	1,460	1,273

	29,837	30,551

Accumulated depreciation:

Installed products	3,786	4,170
Computers and electronic equipment	5,534	5,241
Office furniture and equipment	528	577
Motor vehicles	4,732	5,142
Network installation	3,973	3,837
Buildings	46	35
Leasehold improvements	874	710

	19,473	19,712

Depreciated cost	$10,364	$10,839

b.	Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 were $ 3,030, $ 3,174 and $ 2,815, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENT AND LONG TERM LOANS TO AFFILIATE

a.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2012, the Company holds 48% of the share capital in Pointer Brazil, with an option to acquire an additional 4%. The option will expire in August 2013.

	December 31,
	2012	2011

Invested in equity	$3,830	$3,830
Accumulated foreign currency translation differences	(153)	(96)
Accumulated net loss	(3,430)	(3,468)

Total investment in affiliate	$247	$266

b.	As of December 31, 2012, Pointer Brazil's total assets and liabilities are $ 5,991 and $ 4,586, respectively. The net gain for the year 2012 is $ 243.

c.	Loans to Pointer Brazil

During 2012 the Company Lend to Pointer Brazil loans in amounts of $434 and $ 286 linked to the Brazilian real. The loans carry an annual interest of 21% and 6% respectively. As of December 31, 2012 the outstanding amount of the loans was $567.

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2012	2011
Cost:
Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	16,947	15,321
Brand name	4,514	4,462

	26,990	25,312
Accumulated amortization:
Patents	639	639
Developed technology (see note 2i)	4,890	4,708
Customer related intangible	15,514	13,745
Brand name	3,705	3,190

	24,748	22,282

Amortized cost	$2,242	$3,030

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.
Amortization and impairment expenses for the years ended December 31, 2012, 2011 and 2010 were $ 2,172 from continuing operation and $349 from discontinued operation, $ 3,319 and $ 2,753, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2013	751
2014	465
2015	427
2016	376
2017	223

2,242

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011

Goodwill, beginning of the year	$44,493	$53,926
Additions in respect of acquisitions	1,972	-
Impairment of Goodwill (see note 2g and 1k)	(297)	(6,216)
Foreign currency translation adjustments	1,022	(3,217)

Goodwill, end of year	$47,190	$44,493

As of December 31, 2012, $ 2,534 and $ 44,656 are attributable to the Cellocator segment and to the Pointer segment, respectively. As of December 31, 2011, $ 2,534 and $ 41,959 are attributable to the Cellocator segment and to the Pointer segment, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2012	2011	2012	2011
	%
Short-term bank credit and loans:
In USD	3 - 4	3 - 4	$1,566	$1,901
In, or linked to, dollars	LIBOR + 4.25	LIBOR + 4.25	500	500
In Other currencies			20	-

			2,086	2,401
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to, dollars	LIBOR + 2	LIBOR + 2	800	800
In NIS linked to CPI	2.1-5.48	2.1-5.48	488	2,610
In NIS	5.45-7.39	4-7.39	4,371	6,054
In NIS - variable interest	Prime + 0.9%-1.4%	Prime + 0.95%	3,384	1,343

			9,043	10,807

			$11,129	$13,208

Unutilized credit lines			$6,485	$4,207

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Employees and payroll accruals	$4,733	$4,256
Government authorities	416	1,027
Provision for warranty	446	463
Accrued expenses	1,564	1,283
Related party	52	52
Foreign currency derivatives	-	213
Others	40	146

	$7,251	$7,440

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2012	2011	2012	2011
	%

In, or linked to, dollars (see c below )	LIBOR + 2	LIBOR + 2	$1,400	$2,200
In NIS linked to CPI	2.1-5.48	2.1-5.48	488	3,081
In NIS - variable interest	Prime + 0.9%-1.4%	Prime + 0.95%	9,432	2,552
In NIS	5.45-7.39	4-7.39	7,055	10,704

			18,375	18,537
Less - current maturities			9,031	10,789
Less - discount			5	33

			$9,339	$7,715

b.	As of December 31, 2012, the aggregate annual maturities of the long-term loans are as follows:

2013 (current maturities)	$9,031
2014	5,401
2015	2,358
2016	1,585

$18,375

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

2.
The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.
The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 2.5 in 2010 and thereafter.

As of December 31, 2012 the Company is in compliance with the financial covenants of its bank loan.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS (Cont.)

d.	Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.	Shagrir shall not declare any distribution of dividends without the prior written consent of the bank.

As of December 31, 2012, Shagrir is in compliance with the financial covenants of its credit facility.

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders and others - composition:

	Interest rate		December 31,
	2012	2011	2012	2011
	%

In NIS linked to CPI (see c1 below)	4	4	$169	$157
In Euro (see c2 and c3 below)	2-16	2-16	31	67
In U.S. dollars (see c4 below)	-	-	737	737

			937	961
Less - current maturities			12	18

			$925	$943

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	As of December 31, 2012, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2013 (current maturities)	$12
2014	-
2015	-
2016	-
2017	-
Thereafter	925

$937

c.	1
During 2008-2009, Shagrir's subsidiary received loan in an amount of $ 140 from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir. As of December 31, 2012, the balance of the loan is $ 169.

2.
During August and October 2008, and March 2010, Pointer Romania signed a vehicle capital lease agreement. The liability bears an annual interest rate of 8-16%. The loan will be repaid in 36 equal monthly payments.

3.
In September 2008, Pointer Romania received a loan of EURO 25,000 from its Romanian shareholder. The loan bears an annual interest rate of 2%. During 2012 the Romanian subsidiary paid 14,659 euro of the loan balance.

4.	Pointer Mexico received a loan of $ 737 from its Mexican local partner in 2005 and 2004. No maturity date was set for the loan and it is not expected to be repaid before January 1, 2014.

NOTE 13:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2012	2011

Provision for warranty	$215	$226
Deferred taxes	3,405	2,471
Deferred revenues	145	198

	$3,765	$2,895

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

1.
To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 1,761 in effect between January 2011 and January 2016.

2.	The Company obtained bank guarantees in the amount of $ 255 in favor of its lessor and customs.

3.
As of December 31, 2012 and 2011, the use of $ 108 and $ 123, respectively, has been restricted following B.C.R.A. (Central Bank of Argentina) regulations, until the company completes the registration with local authorities of certain capital contributions.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2012 is $ 2,444. No royalties were accrued or paid during 2012, 2011 and 2010.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2016. Minimum annual rental payments under non-cancelable operating leases are as follows:

2013	$1,994
2014	1,589
2015	1,396
2016	899
2017	220

$6,098

Rent expenses for the years ended December 31, 2012, 2011 and 2010, were $ 2,249, $ 2,626 and $ 2,308, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Litigation:

1.
As of December 31, 2012, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 133. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

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

As Pointer Argentina achieved the required effectiveness percentage as of December 31, 2012, no reserve has been accrued.

2.
The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 18), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on August  1, 2011.

3.
During 1998, the Company entered into an agreement with Shagrir for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013. The Company and Shagrir will negotiate to renew the agreement prior to its expiry during 2013.

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

4.
On June 19, 2012, pursuant to the approval of the shareholders of the Company, DBSI purchased 50,000 ordinary shares of the Company at a price per share of $ 2.95, for a total purchase price of $ 147.5 in a private placement (the "Private Placement"). Following the consummation of the Private Placement, DBSI's holdings increased to 2,237,191 ordinary shares, constituting 45.55% of the outstanding ordinary shares of the Company.

5.
On July 26, 2012, the Company completed a rights offering to the Company's ordinary shareholders of rights to purchase an aggregate of 644,034 ordinary shares of the Company for the subscription price of $2.90, per ordinary share (the "Rights Offering"). The Rights Offering was fully subscribed and accordingly, 644,034 ordinary were issued to ordinary shareholders of the Company for aggregate gross proceeds of $1.867 million. Following the Rights Offering, DBSI's ownership interest increased to 49.86% of the outstanding ordinary shares of the Company.

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

As of December 31, 2012, 432,712 Options are available for future grant under the Plan.

2.	A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2012 and changes during the year ended December 31, 2012 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2012	321,016	$6.28
Granted	-	$-
Exercised	(1,500)	$3.14
Forfeited	(47,532)	$3.48

Outstanding at December 31, 2012	271,984	$6.81	3.01	$-

Exercisable at December 31, 2012	158,824	$6.81	2.94	$-

Vested and expected to vest at December 31, 2012	271,984	$6.81	3.01	$-

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011 and 2010 was $ 6.91 and $ 3.86, respectively. No options granted during the year ended December 31, 2012. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2012, there was approximately $ 87 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.11 years. Total grant-date fair value of options that vested during the year ended December 31, 2012 was approximately $ 504.

3.	A summary of the status of the Company's employee stock options as of December 31, 2012, 2011 and 2010, and changes during the years then ended, are as follows:

	Year ended December 31,
	2012		2011		2010
		Weighted		Weighted		Weighted
		average		Average		average
	Amount	exercise	Amount	exercise	Amount	exercise
	of options	price	of options	price	of options	price

Options outstanding at beginning of year	321,016	$6.28	168,500	$3.49	189,125	$3.45
Granted	-	$-	256,984	$6.91	3,000	$7.00
Exercised	(1,500)	$3.14	(88,468)	$3.14	(18,250)	$3.14
Forfeited	(47,532)	$3.48	(16,000)	$4.46	(5,375)	$5.30

Options outstanding at end of year	271,984	$6.81	321,016	$6.28	168,500	$3.49

Options exercisable at end of year	158,824	$6.81	56,532	$3.68	131,125	$3.45

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

The following table summarizes information relating to employees' stock options outstanding as of December 31, 2012, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2012	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2012	Weighted average exercise price
		Years

3.14	6,000	1.15	$3.14	4,250	$3.14
4.80	10,000	3.67	$4.80	2,500	$4.80
5.71	6,000	0.52	$5.71	6,000	$5.71
7.00	249,984	3.08	$7.00	146,074	$7.00

	271,984	3.01	$6.81	158,824	$6.81

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

During 2012, Shagrir distributed dividends in an amount of approximately $ 2,669, out of which $ 1,215 was paid to non-controlling interests.

NOTE 16:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share from continuing operations:

	Year ended December 31,
	2012	2011	2010
Numerator:

Numerator for basic net earnings per share - Net income (loss) from continuing operations	$1,833	$(8,527)	$1,130
Effect of diluting securities	-	(33)	(69)

Numerator for diluted net earnings per share - Net income (loss) from continuing operations	$1,833	$(8,560)	$1,061

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	5,166	4,789	4,768
Effect of diluting securities (in thousands)	-	-	66

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	5,166	4,789	4,834

Basic net earnings (loss) per share from continuing operations	$0.35	$(1.78)	$0.24

Diluted net earnings (loss) per share from continuing operations	$0.35	$(1.79)	$0.22

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:-	NET EARNINGS (LOSS) PER SHARE (Cont.)

The following table sets forth the computation of basic and diluted net loss per share from discontinuing operations:

	Year ended December 31,
	2012	2011	2010
Numerator:

Numerator for basic net earnings per share - Net loss from discontinuing operations	$(630)	$-	$-
Effect of diluting securities	-	-	-

Numerator for diluted net earnings per share - Net loss from continuing operations	$(630)	$-	$-

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	5,166	-	-
Effect of diluting securities (in thousands)	-	-	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	5,166	-	-

Basic net loss per share from discontinuing operations	$(0.12)	$-	$-

Diluted net loss per share from discontinuing operations	$(0.12)	$-	$-

NOTE 17:-	INCOME TAXES

a.	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 25% in 2010, 24% in 2011and 25% in 2012.

In December 2011 the Knesset passed the Law for the Tax Burden Reform (Amended Legislation) – 2011 ("the Tax Burden Reform"), which came into effect on January 1, 2012. Pursuant to the Tax Burden Reform, the corporate tax rate is scheduled to remain at a rate of 25% for future tax years. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

The net effect of the Tax Burden Reform on the deferred tax balances of the Company was recognized in the period of enactment (fourth quarter of 2011). The implementation of the Tax Burden Reform by the Company increased deferred tax liabilities by approximately $ 1,174. The adjustment of the deferred tax balances resulted in a decrease in net income in 2011 of approximately $ 1,174, which was recorded in taxes on income and a decrease in the net profit approximately $ 1,174.

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

The benefit period starts with the first year the approved enterprise/beneficiary enterprise earns taxable income, provided that 14 years have not passed since the approval was granted and 12 years have not passed since the enterprise began operating. In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election. The Company's benefit period for the approved enterprise status ended in 2010.

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

d.	Income (loss) before taxes on income:

	Year ended December 31,
	2012	2011	2010

Domestic	$4,145	$(2,556)	$6,681
Foreign	(690)	(1,913)	(2,041)

	$3,455	$(4,469)	$4,640

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2012	2011

Reserves and accruals	$615	$544
Carryforward tax losses	26,928	27,089
Other temporary differences	1,620	1,821

Total deferred tax assets before valuation allowance	$29,163	$29,454

Valuation allowance (3)	(26,095)	(26,786)

Net deferred tax assets	$3,068	$2,668

Goodwill	(6,244)	(4,906)
Other temporary differences	(227)	(233)

Total deferred tax liabilities	$(6,471)	$(5,139)

Total deferred tax assets (Liabilities)	$(3,405)	$(2,471)

Domestic	$(3,405)	$(2,471)
Foreign	-	-

	$(3,405)	$(2,471)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2012	2011

Long-term Liabilities	$(3,405)	$(2,471)

	$(3,405)	$(2,471)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

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

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2012	2011	2010

Income (loss) before taxes, as reported in the consolidated statements of operations	$3,455	$(4,469)	$4,640

Statutory tax rate	25%	24%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$864	$(1,072)	$1,160
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	34	1,064	(83)
Operating carryforward losses for which a valuation allowance was provided	302	2,219	576
Realization of carryforward tax losses for which a valuation allowance was provided and change in valuation allowance in respect of deferred taxes	(501)	-	(78)
Nondeductible expenses and other permanent differences	160	172	(51)

	$861	$2,383	$1,524

f.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 83,000 (including a capital loss in the amount of approximately $ 32,234) as of December 31, 2012. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 1,102 as of December 31, 2012. The carryforward tax losses will expire from 2014 to 2016.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-     INCOME TAXES (Cont.)

Carryforward tax losses of Shagrir totaled approximately $ 14,608 as of December 31, 2012. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 7,694 as of December 31, 2012. The carryforward tax losses will expire from 2014 to 2022.

g.	Final tax assessments:

Tax assessments for the Company and Shagrir are considered final as of the 2008 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2007 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2009 tax year.

h.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2012	2011	2010

Current	$14	$5	$(61)
Deferred	847	2,378	1,585

	$861	$2,383	$1,524

Domestic	$847	$2,378	$1,585
Foreign	14	5	(61)

	$861	$2,383	$1,524

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2012	2011
Other accounts payable and accrued expenses:

DBSI (see Note 14f(2))	$52	$52

b.	Transactions with related parties:

	Year ended December 31,
	2012	2011	2010

Sales to affiliate (see Note 1g)	$1,187	$1,611	$410
Management fees to DBSI (see Note 14f(2))	$180	$180	$180

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The Company applies ASC 280, Segment Reporting (formerly FAS 131, "Disclosures about Segments of an Enterprise and Related Information").

b.	The following presents segment results of operations for the year ended December 31, 2012:

	Cellocator segment	Pointer segment	Total

Segments revenues	$22,660	$68,540	$91,200
Intersegments revenues	(6,368)	-	(6,368)

Revenues from external customers	$16,292	$68,540	$84,832

Segments operating profit	$1,731	$3,015	$4,746

Segments assets	$12,522	$85,003	$97,525

Depreciation, amortization and impairment expenses	$561	$4,985	$5,546

Expenditures for assets	$156	$3,877	$4,033

The Pointer segment revenues include revenue from services in the amount of $ 54,306.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$4,746
Intercompany losses on intersegment sales	342

Operating income	$5,088

Segments assets	$97,525
Intercompany elimination	(1,240)

Total assets	$96,285

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2011:

	Cellocator segment	Pointer segment	Total

Segments revenues	$24,199	$68,709	$92,908
Intersegments revenues	(6,990)	-	(6,990)

Revenues from external customers	$17,209	$68,709	$85,918

Segments operating profit (loss)	$(5,366)	$2,512	$(2,854)

Segments assets	$16,780	$74,146	$90,926

Depreciation, amortization and impairment expenses	$8,224	$4,486	$12,710

Expenditures for assets	$247	$4,198	$4,445

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

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$6,737
Intercompany income on intersegment sales	(100)

Operating income	$6,637

Segments assets	$105,275
Intercompany elimination	(1,845)

Total assets	$103,430

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2012	2011	2010

1.	Revenues *):

	Israel	$60,423	$61,498	$53,574
	Latin America	12,611	12,856	11,483
	Europe	10,289	10,275	7,553
	Other	1,509	1,289	1,253

		$84,832	$85,918	$73,863

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2012	2011	2010

2.	Long-lived assets:

	Israel	$58,200	$56,735	$70,166
	Argentina	1,203	1,179	1,356
	Mexico	386	445	156
	Other	7	3	-

		$59,796	$58,362	$71,678

d.	In 2012, 2011 and 2010, none of our customer accounted above 10% of the Company's revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2012	2011	2010
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$21	$15	$39
	Interest on long-term loans to affiliate	67	-	-
	Foreign currency transaction adjustments	138	-	-
	Other	-	14	38

		226	29	77
	Expenses:
	Bank charges and interest expenses	1,631	1,620	1,566
	Foreign currency transaction adjustments	171	93	191
	Interest on long-term loans to others	24	64	282
	Amortization of discount on long-term loans	-	-	-
	Interest on debenture	-	31	(6)
	Change in fair value of foreign currency forward contracts	-	-	20
	Other	28	-	-

		1,854	1,808	2,053

		$1,628	$1,779	$1,976

b.	Other expenses, net:

	Capital loss (gain)	$5	$(33)	$21
	Loss from sale of subsidiaries	-	110	-

		$5	$77	$21