Form 20-F/A
period 2012-12-31
Pointer Telocation Ltd
filed 2013-10-30
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Zvi Fried, Chief Financial Officer
Telephone: + 972-3-572-3111, Facsimile: + 972-3-572-3100
14 Hamelacha Street,
 Rosh Haayin 48091, Israel
 (Name, telephone, e-mail and/or facsimile
number and address of company contact person)

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

  ☐ Yes  ☐ No  N/A

Explanatory Note

Pointer Telocation Ltd. (“Pointer”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) as originally filed with the Securities and Exchange Commission on March 19, 2013.  The financial statements of Pointer Do Brasil Comercial S.A., were inadvertently omitted from the 2012 Form 20-F. This amendment includes those financial statements on pages B-1 through B-14. This amendment does not contain any changes to the Consolidated Financial Statements of Pointer and its consolidated subsidiaries, as previously filed, in the 2012 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2012 Form 20-F or reflect any events that have occurred after the filing of the 2012 Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are hereby supplemented by the financial statements of Pointer do Brasil Comercial S.A. found at the end of this Annual Report, beginning on page B-1.

ITEM 19.	EXHIBITS

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.3	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

October 30, 2013

POINTER DO BRASIL COMERCIAL S.A.

FINANCIAL STATEMENTS

AS OF 31ST. DECEMBER 2012

EXPRESSED IN U.S. DOLLARS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders
Pointer do Brasil Comercial S.A.

1.
We have audited the accompanying balance sheets of POINTER DO BRASIL COMERCIAL S.A. ("the Company") as of 31st. December 2012 and 2011, and the related statements of income, of changes in shareholders’ equity accounts and of cash flows for each of the two years in the periods ended 31st December 2012 and 2011, accompanied by explanatory notes, expressed in US Dollars. These financial statements are the responsibility of the Company’s management.   Our responsibility is to express an opinion on these financial statements based on our audit.

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

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of 31st. December 2012 and 2011 and the results of its operations, the changes in shareholders’ equity accounts and its cash flows for each of the two years in the periods ended 31st December 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil, 8th. February 2013.

RICARDO JULIO RODIL
ACCOUNTANT - CRC-1SP111444/O-1

BAKER TILLY BRASIL AUDITORES INDEPENDENTES S/S
CRC-2SP016754/O-1

POINTER DO BRASIL COMERCIAL S.A.

BALANCE SHEETS

In thousands of US Dollars in

	Note	31st. December
		2012	2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents		682	336
Trade receivables (net of allowance for doubtful accounts of $ 282 and $ 211 in Dec 31st 2012 and 2011 respectively)	3	1,497	491
Other accounts receivable and prepaid expenses	4	218	258
Inventories		911	785
Total current assets		3,308	1,870

NON-CURRENT ASSETS
Property and equipment, net	5	2,682	2,251

TOTAL ASSETS		5,990	4,121

LIABILITIES

CURRENT LIABILITIES

Loans from banks	7	170	271
Loans from shareholders	8	774	-
Trade payables	9	1,463	1,474
Other accounts payable and accrued expenses	10	1,192	786
		3,599	2,531

NONCURRENT LIABILITIES
Loans from banks	7	276	301
Loans from shareholders	8	711	-
Other long-term liabilities		-	12
		987	313
EQUITY
Share capital – paid in	11	7,267	7,267
Accumulated other comprehensive income		251	367
Accumulated deficit		(6,114)	(6,357)
		1,404	1,277

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		5,990	4,121

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A..

STATEMENTS OF OPERATIONS

In thousands of U.S. dollars

	Note	2012	2011	2010 (Unaudited)

Revenues – Services Rendered		7,623	3,802	311

Cost of Services Rendered		(4,810)	(3,833)	(405)

Gross profit (loss)		2,813	(31)	(94)

OPERATING EXPENSES:

Selling and marketing		(458)	(994)	(685)

General and administrative		(1,557)	(2,065)	(1,174)

Operating profit (loss)		798	(3,090)	(1,953)

Financial expenses, net		(231)	(55)	(42)
Income (loss) before taxes on income		567	(3,145)	(1,995)

Taxes on income	12	(324)	-	-

INCOME (LOSS) FOR THE YEAR		243	(3,145)	(1,995)

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

STATEMENTS OF CHANGES IN EQUITY

In thousands of U.S. dollars

	Share capital	Accumulated other comprehensive income	Retained earnings	Total
Balance as of January 1, 2010 (unaudited)	1,378	(110)	(1,217)	51

Issuance of shares	2,952	-	-	2,952
Foreign currency translation adjustments	-	(40)	-	(40)
Net loss	-	-	(1,995)	(1,995)

Balance as of January 1, 2011	4,330	(150)	(3,212)	968

Issuance of shares	2,937	-	-	2,937
Foreign currency translation adjustments	-	517	-	517
Net loss	-	-	(3,145)	(3,145)

Balance as of December 31, 2011 (unaudited)	7,267	367	(6,357)	1,277

Issuance of shares	-	-	-	-
Foreign currency translation adjustments	-	(116)	-	(116)
Net income	-	-	243	243

Balance as of December 31, 2012	7,267	251	(6,114)	1,404

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	2012	2011	2010 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	243	(3,145)	(1,995)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	653	332	122
Increase in trade receivables, net	(1,093)	(432)	(112)
Decrease (increase) in other accounts receivable and prepaid expenses	19	(102)	(215)
Increase in inventories	(199)	(609)	(248)
Increase in trade payables	115	1,324	287
Increase in other accounts payable and accrued expenses	491	733	94
Decrease (increase) in other long term liabilities	(12)	(25)	37
Net cash provided by (used in) operating activities	217	(1,924)	(2,030)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(1,297)	(2,068)	(803)
Net cash used in investing activities	(1,297)	(2,068)	(803)

CASH FLOWS FROM FINANCING ACTIVITIES

Receipt of long-term loans from banks	1,956	472	210
Repayment of long-term loans from banks	(486)	(45)	(36)
Proceeds from issuance of shares	-	3,609	2,866
Net cash provided by financing activities	1,470	4,036	3,040

Effect of exchange rate changes on cash and cash equivalents	(44)	(41)	17
Increase in cash and cash equivalents	346	3	223

Cash and cash equivalents at the beginning of the year	336	333	110

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	682	336	333

Cash paid during the year for:
Interest	92	21	10

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts presented in thousands of US Dollars)

1.	GENERAL

Pointer do Brasil Commercial S.A. ("the Company") was incorporated in Sao Paulo and commenced operations in August 2008.   The Company acts as an operator by bundling its products together with a range of services, predominantly in fleet management software licensing services.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of about three years as from the investment date. Even having a maturity in the future the Company presents such investments as Current Assets since it is expected to be used to face the current liabilities.

d.	Inventories:

Inventories are stated at the lower of cost or market value.   Cost is determined using the "moving average" cost method.

e.	Allowance for doubtful accounts

The Company accrues allowances for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments.   These allowances are based on customer payment practices and history, inquiries and other financial information.   If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.   Bad debt expense, net of recoveries, for fiscal year 2012 was approximately $71

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.   Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20-33
Office furniture and equipment	20
Motor vehicles	20
Installed products	20
Leasehold improvements	20

The Company periodically assesses the recoverability of the carrying amount of property and equipment, and provides for any possible impairment loss, based upon the difference between the carrying amount and fair value of such assets.   As of 31st. December 2012, no impairment losses have been identified.

g.	Revenue recognition:

The Company generates revenues from the provision of services, subscriber fees and sales of products, activation and mainly in respect of fleet management software licensing services.

Service revenues including subscriber fees and activations are recognized as services are performed, over the term of the agreement.

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

Revenues generated from technical support services; activations and deactivations and their related costs are recognized when such services are rendered.

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

As of 31st. December 2012, the Company did not record any liability for uncertain tax positions.   The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses.   For the year ended 31st. December 2012, the Company did not have any interest and penalties associated with tax positions.

3.	TRADE RECEIVABLES

	31st. December,
	2012	2011
Accounts receivable from Customers	1,661	702
Accounts receivable from Shareholders (Pointer Telocation Ltd., note 6 a)	118	-
Allowance for doubtful accounts	(282)	(211)

Total trade receivables	1,497	491

4.	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	31ST. DECEMBER
	2012	2011
Prepaid expenses	171	162
Taxes receivable	40	11
Advances to suppliers	4	85
Employees	3	-

Total of Other Accounts Receivables and Prepaid Expenses	218	258

5.	FIXED ASSETS

	31st. December				Annual depreciation rate %
	2012			2011
	Acquisition cost	Accumulated depreciation	Net	Net
Computers and SW	750	(290)	460	545	20-33
Office furniture and equipment	45	(22)	23	31	20
Motor vehicles	39	(22)	17	27	20
Installed products	2,818	(636)	2,182	1,648	20
	3,652	(970)	2,682	2,251

Changes in Acquisition Cost in the Fiscal Year of 2012.

	31st. December
	2011	2012
	Acquisition Cost	Foreign Exchange Effect	New Acquisitions	Sales & Write-Offs	Ending Balance
Computers and SW	705	(56)	101	0	750
Office furniture and equipment	46	(4)	3	0	45
Motor vehicles	43	(4)	0	0	39
Installed products	1,858	(149)	1,328	(219)	2,818
	2,652	(213)	1,432	(219)	3,652

6.	INTERCOMPAY TRANSACTIONS

a.	Accounts Receivable

	31st. December
	2012	2011
Pointer Telocation Ltd. (note 3)	118	-
Total Intercompany Accounts Receivable	118	-

b.	Trade Payables

	31st. December
	2012	2011
Pointer Telocation Ltd. (note 9)	7	7
Total Intercompany Accounts Payable	7	7

c.	Interest Paid

	31st. December
	2012	2011

Pointer Telocation Ltd.	17	-

Total of Paid Interests on Intercompany Loans	17	-

7.	CURRENT MATURITIES OF LONG-TERM AND LONG-TERM LOANS FROM BANKS

	Interest rate		December 31,
	2012	2011	2012	2011
	% (Nominal APR)

Bradesco	17%	17%	12	41
HSBC	16%	16%	57	120
Santander	12%	21%	377	411
			446	572

Less - current maturities			(170)	(271)

Long-term			276	301

8.	LONG-TERM LOANS FROM BANKS AND SHAREHOLDERS

	Interest rate		December 31,
	2012	2011	2012	2011
	% (Nominal APR)

Pointer Telocation Ltd.	14%	-	316	-
Bracco do Brasil Ltda.	6%	-	1,169	-
			1,485	-

Less - current maturities			(774)	-

Long-term			711	-

9.	TRADE PAYABLES

	31st. December
	2012	2011
M1 & M2 System	1,060	1,010
Pointer Telocation Ltd. (note 6 b)	7	7
Others	396	457
Total other current liabilities	1,463	1,474

10.	OTHER CURRENT LIABILITIES

	31st. December
	2012	2011
Payroll accruals	200	387
Deferred revenue	578	22
Tax liability	240	-
Installation, commission expenses and other accrued expenses	174	377
Total other current liabilities	1,192	786

11.	SHAREHOLDER´S EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital as at 31 December 2012:

	Shares	Thousands of US$ equivalents
Shareholder	Subscribed	Subscribed	Paid-In Capital	Unpaid Capital
Bracco do Brasil Empreendimentos e Participações Ltda.	7.680.000	4,094	3,774	320
Pointer Telocation Ltd.	7.320.000	3,902	3,493	409
Total	15.000.000	7,996	7,267	729

12.	INCOME TAXES

Corporate income taxes are calculated on taxable profits in accordance with the Brazilian income tax legislation at the rate of 25% (income tax) and 9% (social contribution). Carryforward tax losses are allowed to be offset against taxable income in future periods and are not subjected to prescriptive terms, but are restricted to 30% of taxable income of each year.

Taxes and social charges are subject to the review of the Brazilian authorities for final assessment.

The Company continues to be in a loss making position, but for the fiscal year of 2012, and therefore Management believes that the provision for a significant portion of the deferred tax assets is required. As a result, the Company has accrued for impairment an amount equivalent to $1,634 outstanding at the end of the period.

Income Tax Benefit

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes.   Significant components of the Company´s deferred tax liabilities and assets are as follows, in thousands of US Dollars:

	December 31,
	2012	2011	2010 (Unaudited)
Deferred tax assets:
NOLs at the tax rate	1,538	1,401	884
Other temporary differences	96	53	-
Gross deferred tax asset before valuation allowance	1,634	1,454	884
Valuation allowance	(1,634)	(1,454)	(884)
Net deferred tax assets	-	-	-

Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	December 31,
	2012	2011	2010 (Unaudited)
Income (loss) before taxes, as reported in the consolidated statements of operations	567	(3,145)	(1,995)

Statutory tax rate	34%	34%	34%

Nominal tax expense on the above amount at the Brazilian statutory tax rate	193	(1,069)	(678)

Nondeductible temporal expenses and other	550	-	-
Operating carryforward losses for which a valuation allowance was provided in prior years (see above)	(419)	1,069	678

	324	-	-

Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately US$ 4,524 as of 31st.December 2012.   The carryforward tax losses have no expiration date.