Form 20-F
period 2013-12-31
Pointer Telocation Ltd
filed 2014-03-27
CIK 920532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

7,688,564 Ordinary Shares, NIS 3.00 nominal value per share

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

  ☐ Yes   ☐ No  N/A

Table of Contents

PART I.		8
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3.	KEY INFORMATION	8
A.	SELECTED FINANCIAL DATA	8
B.	CAPITALIZATION AND INDEBTEDNESS	11
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
D.	RISK FACTORS	11
ITEM 4.	INFORMATION ON THE COMPANY	32
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	32
B.	BUSINESS OVERVIEW	36
C.	ORGANIZATIONAL STRUCTURE	45
D.	PROPERTY, PLANTS AND EQUIPMENT	45
ITEM 4A.	UNRESOLVED STAFF COMMENTS	46
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46
A.	OPERATING RESULTS	46
B.	LIQUIDITY AND CAPITAL RESOURCES	66
C.	RESEARCH AND DEVELOPMENT	69
D.	TREND INFORMATION	71
E.	OFF-BALANCE SHEET ARRANGEMENTS	74
F.	CONTRACTUAL OBLIGATIONS	75
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	76
A.	DIRECTORS AND SENIOR MANAGEMENT	76
B.	COMPENSATION	78
C.	BOARD PRACTICES	79
D.	EMPLOYEES	91
E.	SHARE OWNERSHIP	93
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	94
A.	MAJOR SHAREHOLDERS	94
B.	RELATED PARTY TRANSACTIONS	95

C.	INTERESTS OF EXPERTS AND COUNSEL	97
ITEM 8.	FINANCIAL INFORMATION	97
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	97
B.	SIGNIFICANT CHANGES	97
ITEM 9.	THE OFFER AND LISTING	97
A.	OFFER AND LISTING DETAILS	97
B.	PLAN OF DISTRIBUTION	98
C.	MARKETS	98
D.	SELLING SHAREHOLDERS	98
E.	DILUTION	99
F.	EXPENSES OF THE ISSUE	99
ITEM 10.	ADDITIONAL INFORMATION	99
A.	SHARE CAPITAL	99
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	99
C.	MATERIAL CONTRACTS	110
D.	EXCHANGE CONTROLS	112
E.	TAXATION AND GOVERNMENT PROGRAMS	112
F.	DIVIDENDS AND PAYING AGENTS	118
G.	STATEMENT BY EXPERTS	118
H.	DOCUMENTS ON DISPLAY	118
I.	SUBSIDIARY INFORMATION	119
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	119
ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	123
PART II		123
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	123
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	123
ITEM 15T.	CONTROLS AND PROCEDURES	123
ITEM 16.	[RESERVED]	124
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	124
ITEM 16B.	CODE OF ETHICS.	124

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

We derived the following selected consolidated financial data for each of the years ended December 31, 2013, 2012, and 2011 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2010 and 2009 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2013	2012	2011	2010	2009
Statement of Income Data:
Revenues:
Products	34,662	30,402	31,140	25,415	20,038
Services	63,195	54,430	54,778	48,448	45,287
Total Revenues	97,857	84,832	85,918	73,863	65,325
Cost of revenues:
Products	20,763	17,988	18,283	14,175	10,774
Services	45,497	38,573	37,249	31,264	26,645
Amortization of intangible assets	-	181	1,498	978	976
Total Cost of Revenues	66,260	56,742	57,030	46,417	38,395
Gross profit	31,597	28,090	28,888	27,446	26,930
Operating Expenses:
Research and development, net	3,244	2,716	3,082	2,532	2,817
Selling, general and administrative expenses	21,340	18,299	20,382	16,503	15,037
Amortization of intangible assets	967	1,987	1,821	1,774	1,942
Impairment of intangible asset	-	-	6,216	-	2,959
Total operating income (loss)	6,046	5,088	(2,613)	6,637	4,175
Financial expenses, net	1,077	1,628	1,779	1,976	2,070
Other (income) expenses	(3,299)	5	77	21	16
Income (loss) before tax on income	8,268	3,455	(4,469)	4,640	2,089
Taxes on income	1,337	861	2,383	1,524	887
Income after taxes on income	6,931	2,594	(6,852)	3,116	1,202
Equity in losses (gains) of affiliate	(340)	(38)	1,634	1,158	677
Net income (loss) from continuing operations	7,271	2,632	(8,486)	1,958	525
Loss from discontinuing operations, net	-	995	-	-	-
Net income (loss)	7,271	1,637	(8,486)	1,958	525
Net income attributable to non-controlling interest	951	434	41	828	2,632
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	6,320	1,203	(8,527)	1,130	(2,107)
Basic net earnings (loss) from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	1.14	0.35	(1.78)	0.24	(0.44)
Diluted net earnings (loss) from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	1.10	0.35	(1.79)	0.22	(0.47)
Basic weighted average number of shares outstanding (in thousands)	5,558	5,166	4,789	4,768	4,753
Diluted weighted average number of shares outstanding (in thousands)	5,697	5,166	4,789	4,834	4,753
Balance Sheet Data:
Total assets	113,227	95,376	89,338	103,430	96,973
Net assets (liabilities) of continuing operations	37,110	29,748	26,594	36,868	33,809
Working capital (deficit)	(12,644)	(10,523)	(14,928)	(15,093)	(12,206)
Shareholders’ equity	42,639	35,346	31,801	43,646	41,479
Pointer Telocation Ltd. shareholders	37,110	29,748	26,594	36,868	33,809
Non-controlling interest	5,529	5,598	5,207	6,778	7,670
Share capital	3,878	3,871	3,353	3,280	3,266
Additional paid-in capital	120,996	120,290	119,147	118,512	118,348

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31,

	2013	2012	2011
Revenues
Products	35	36	36
Services	65	64	64
Total Revenues	100	100	100
Cost of Revenues:
Products	21.2	21.2	21
Services	46.5	45.5	43
Amortization of intangible	-	0.2	2
Total Cost of Revenues	67.7	66.9	66
Gross profit	32.3	33.1	34
Operating Expenses:
Research and development costs, net	3.3	3.2	4
Selling, general and administrative expenses	21.8	21.6	24
Total operating Expenses	26.1	24.8	28

Amortization of intangible assets and Impairment of long lived assets	1	2.3	9
Operating income (loss)	6.2	6	(3)
Financial expenses	1.1	2	2
Other income (expenses)	3.4	-	-
Income (loss) before tax on income	8.4	4	(5)
Taxes on income	1.4	1	3
Income (loss) after tax	7.1	3	(8)
Equity in losses of affiliate	-	-	2
Loss from discontinuing operations, net	-	1
Net income (loss) attributable to non-controlling interest	1	0.5	(10)
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders)	6.4	1.5	(10)

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risk Factors Relating to Our Company

Conditions and changes in the global economic environment may adversely affect our business and financial results.

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, adverse business conditions and liquidity concerns and business insolvencies. These events and the related uncertainty about future economic conditions, including adverse conditions in Europe, a significant market for Cellocator, following the debt crisis there in 2011, could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. While it appears that the financial crisis in the Euro zone may be beginning to ease, we cannot exclude a potential further deterioration of economic conditions, in particular in the event of a sovereign debt default by one or more countries. Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

If the current uncertainty in the general economy, the European economy in particular, and the automotive industries sector does not change or improve, our business, financial condition and results of operations could be harmed.

Changes in practices of insurance companies in the markets in which we provide, and sell, our SVR, RSA and emergency home repair products could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our SVR (Stolen Vehicle Recovery) services and sell our products. In Israel, most of the insurance companies either mandate the use of SVR services and products for certain cars, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Argentina, insurance companies purchase or lease our products directly and subsequently require their customers to subscribe to our SVR services. We also largely depend on the practices of insurance companies in the markets in which we provide our RSA (Road Side Assistance) services. The majority of our RSA customers are insurance companies which in turn sell our RSA services to their policy holders as policy benefits. Other customers of our RSA services include among others, governmental (i.e. towing services ordered by police departments) and leasing fleets. Therefore, we rely on insurance companies’ continued practice of:

•	accepting vehicle location and recovery technology as a preferred security product;

•	with respect to insurance companies in Argentina, deciding to purchase or lease SVR services products from us directly; and

•	emergency home repair policy are sold as part of the policy coverage for houses and mortgages.

If any of these policies or practices change, for regulatory or commercial reasons, or if market prices for these services fall, revenues from sales of our SVR services and products, RSA and emergency home repair could decline, which could adversely affect our revenues and growth potential.

A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.

Our mobile resource management products are primarily installed before or immediately after the initial sale of private or commercial vehicles.  Consequently, a reduction in sales of new vehicles could reduce our market for mobile resource management services and products. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices, or an increased difficulty in obtaining credit or financing in the applicable local or global economy.  A decline in sales of new vehicles in the markets in which our  Pointer segment and Cellocator segment operate could result in reduced demand for our services and products.

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

The introduction of services and products using new technology and the emergence of new industry standards and practices could negatively impact our business.

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

The increasing availability of low cost handheld GPRS devices may result in a decrease in the demand for our products by managers of small autofleets or providers of low level services. The availability of such devices has expanded considerably in recent years. Any such decline in demand could cause a decline in our revenues and profitability.

We depend on a small number of customers.

Following our acquisition of Shagrir Towing Services, the customers which account for a significant part of the revenues of Shagrir Systems Ltd., or Shagrir, are primarily Israeli insurance companies which offer our roadside assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers, as well as Argentine insurance companies which require their customers to obtain stolen vehicle retrieval services as part of their vehicle insurance policy packages. Although in 2013 none of our customers comprised over 10% of our total revenues, the loss of even a small number of our larger customers could materially affect our financial condition.

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

Our operations, including the provision of mobile resource management services and our Cellocator segment, rely on the use of information technology and any material security failure of that technology or cyber attack could harm our business. Our operations, including our physical servers and certain applications, also use cloud computing and/or rely on server farms. Using remote computing resources carries a risk that unauthorized individuals could degrade or abscond with sensitive data or otherwise gain access to sensitive data. There are risks associated with the remote storage of data in installations that could be damaged, destroyed, seized, bankrupt, or otherwise no longer accessible.  There are also concerns that Internet outages could result in data not being available when needed.

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

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by our Pointer segment or by other operators, including the State of Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals which our operators and our Pointer segment have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third party operators of our systems and products will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

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

As a result of the registration statements that we currently have outstanding, many of our investors who hold our securities, which might include DBSI Investments Ltd., or DBSI, our controlling shareholder, may elect to sell some or all of our securities.

Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or debt securities. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

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

We have incurred net losses in recent years.

During 2011, 2009 and 2007, we incurred a net loss. We may again experience net losses in the future given the markets in which we operate. As a part of our strategy, we are focusing on the development of new businesses, products, technology and services in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we again sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

Pointer, Shagrir and Pointer do Brazil Commercial S.A have significant loans from banks and others which they are required to repay in accordance with strict schedules that they may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2013, Pointer do Brazil Commercial S.A, or Pointer Brazil, had, in the aggregate, approximately $838 thousand in an outstanding loan from Bracco do Brasil Empreendimentos e Participações Ltda ("Bracco"). Should Pointer Brazil fail to repay the loan in accordance with the repayment schedule pertaining to the loan or if the lender refuses to amend the relevant repayment schedule, Bracco may realize certain liens that were created in their favor, which in turn may have a material adverse affect on Pointer Brazil's financial condition.

As of December 31, 2013, Shagrir had, in the aggregate, approximately $14 million in outstanding loans from Bank Hapoalim and Bank Leumi. Despite the fact that Shagrir is cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan or should the banks refuse to amend the relevant repayment schedule, the banks may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the impairment or cessation of its operations.

As of December 31, 2013, Pointer had, in the aggregate, approximately $3.1 million in outstanding loans from Bank Hapoalim and unutilized credit facilities of approximately $4.6 million from Bank Hapoalim and Israel Discount Bank B.M. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim refuses to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor, which in turn may have a material adverse effect on Pointer's financial condition.

As of December 31, 2013, Pointer had utilized $0.3 million of a credit facility with Israel Discount Bank B.M. $0.7 million was unutilized as of that date.

In May 2013 Pointer increased its credit facilities with Bank Hapoalim for an aggregate amount of $5.25 million, in order to finance its working capital. As of December 31, 2013, $1.6 million of these credit facilities had been utilized.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. Please see Notes 11c and 11d to our consolidated financial statements for further information. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2013, both Pointer and Shagrir were in compliance with the restrictive financial covenants.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $58 million at December 31, 2013.

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

No impairment losses from continuing operations were identified in 2013 - 2012 and 2010.  During 2012, the Company recorded an impairment of goodwill and intangible assets related to discontinued operation of TMC in the amount of $0.35 million.

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

Our subsidiary, Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, operates in Argentina, where government has historically exercised significant influence over the country’s economy. In recent years, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.  Additionally, due to agreements with the General Workers' Union in Argentina and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business.

Our financial statements may not reflect certain payments we may be required to make to employees

In certain countries, we are not required to reflect future severance fees in our liabilities. In countries such as Argentina, Brazil and Mexico, companies are not dedicating amounts to possible future severance payments. Nonetheless, in such cases, companies must pay the severance payment in cash upon termination the employment. We don’t have a provision in our financial statements and the expenses recorded upon termination. As a result, our financial statements may not adequately reflect possible future severance payments

Some of our employees in our subsidiaries are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

Some of our employees in our subsidiaries are members of labor unions. If a labor dispute were to develop between us and our unionized employees, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which can be time consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

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

If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. Finally, we are responsible for the integration of Pointer Brazil (see “Recent Developments”) commencing October 2013 and to ensure its compliance with Sarbanes-Oxley and the related rules.  If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

Under current Israeli law, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with many of our employees. However, due to the difficulty in enforcing non-competition agreements globally, not all of our employees in other jurisdictions have such agreements. These agreements generally prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements.  Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.  If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

DBSI currently owns approximately 33.10% of our issued and outstanding shares or 31.83% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

Our board of directors currently consists of six members, of which three are affiliated with DBSI. As a result, DBSI has the ability to affect the decisions made by our full board of directors.

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

Due to the significant penetration of mobile resource management services, or MRM, such as stolen vehicle retrieval services, asset-tracking services and fleet management services, as well as the moderate overall growth of these markets in the countries in which they are provided, we anticipate that revenues from MRM sales will continue to increase in those countries. However, as a result of intense competition in those markets, we expect that our margins may decrease and the churn rate may increase.

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

Most of the MRM services, including stolen vehicle retrieval services, fleet management services, and services provided by our Pointer segment are offered at monthly fixed price contracts, according to which we are paid a fixed price each month by our customers who subscribe to receive these services. Should operational expenses increase due to factors such as increased labor costs, communication cost over GPRS networks (SIM) or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future increases in the cost of components or labor costs, our fixed price contracts may not adequately cover our future outlays.

Our roadside services in Israel are offered at annual or monthly fixed price contracts, according to which we are generally paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Similarly, we are paid an annual fixed price by insurance companies for our emergency home repair services. Should operational expenses increase due to factors such as an increase in the price of gasoline, labor costs or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future increases in labor costs or other variable costs, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which subscribers may take advantage of our roadside services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, poor road maintenance or an increased theft rate may increase customer usage of our services in any given year, thus reducing profit margins.

Risk Factors relating to our Cellocator segment

Manufacturing of products by our Cellocator segment is highly complex, and an interruption by suppliers, subcontractors or vendors could adversely affect our business, financial condition or results of operations.

The products that we market, distribute and sell through our Cellocator segment are either manufactured or assembled at our own facility in Israel or, in certain cases, manufactured, surface mounted on printed circuit boards and assembled through supply agreements with third party subcontractors in Israel and abroad. Since 2010, we have been transitioning certain elements of our manufacturing and assembly process to third party subcontractors abroad and in Israel and are considering transitioning more of the manufacturing and assembly process to subcontractors going forward. As a result, our control over the manufacturing process has been reduced to some degree and our dependence on third party manufacturers and producers has been increased. Consequently, as this transitioning continues, the number of factors over which we have only limited control will increase, which may have an adverse affect our future production and supply capabilities. Additionally, many of our products are the result of complex manufacturing processes, and are sometimes dependent on components with a limited source of supply.  As a result, we can provide no assurances that supply sources will not be interrupted from time to time.  Furthermore, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products.  As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

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

While we have a diversified product base, offering customers cellular units together with GPS devices and other technology, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our components for the devices in our Cellocator products are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is performed by two subcontractors. Assembly is performed by us and by subcontractors located in Israel and abroad. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

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

Our ordinary shares are currently only traded on the NASDAQ Capital Market. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, our shareholders' ability to sell our ordinary shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2014 to February 27, 2014 was 94,497 shares on the NASDAQ Capital Market and the high and low bid price of our ordinary shares from January 1, 2014 to February 27, 2014 has been $13.22 and $8.72 respectively on the NASDAQ Capital Market. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Compliance with the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. In August 2012 the SEC adopted annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our suppliers will be able to comply with the requirements, there is no assurance that we will be able to gather all of the information required from our suppliers. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there is no assurance that we will continue to be able to obtain adequate supplies of materials needed for our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and continued sporadic missile launching from the Gaza strip to Israel. Thereafter, in November 2012 there was another armed conflict, involving attacks by hundreds of missiles fired from the Gaza Strip against the Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. Any damage to our Israeli facilities would damage our ability to manufacture our products and could otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations. More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  At the end of 2010 and during 2011,  2012 and 2013 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2012, 2010 and, the NIS appreciated in value in relation to the Dollar by 2.3%, 6%, and 0.7%, respectively. In 2013 and 2011, the NIS depreciated in value in relation to the Dollar by 7.7%. The fluctuation during 2013 was between 2.1% revaluation and 7% devaluation. As of December 31, 2013, our revenues in NIS accounted for approximately 76% of our total revenues in 2013. Loans and utilized credit facilities in the amount of approximately $14.4 million, constituting approximately 71% out of our total loans and credit facilities, are also denominated in NIS. Approximately 83% of our expenses (primarily labor expenses of the operations of our Cellocator segment and Shagrir in Israel) are incurred in NIS.  Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS.  On the other hand, as of December 31, 2013, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real and Mexican Pesos. Loans and credit facilities in the amount of approximately $4.4 million, constituting approximately 21.7% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2012 we entered into a foreign currency hedging transaction in order to partially manage the risk related to salary expenses. In 2013, in connection with our acquisition of Pointer Brazil, we entered into a foreign currency hedging transaction in order to partially manage the risk related to Brazilian Real. See Item 4A.HISTORY AND DEVELOPMENT OF THE COMPANY – Recent Developments. Therefore, to the extent that our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

There can be no assurance that we will not incur losses from such fluctuations in the future.

For further discussion of the fluctuation of the U.S. Dollar to the NIS, please see Item 5 - Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, and Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

We may be adversely affected by a change of the Israeli, Brazilian and Argentine Consumer Price Index.

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders.  As of December 31, 2013, we had outstanding loans in the amount of $0.4 million linked to Israeli CPI. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the work day, pension contributions, insurance for work-related accidents, and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2013, we did not increase the salaries of our employees in Israel due to an increase in inflation. In Brazil and Argentina, we are facing a similar situation, and accordingly, in 2013, due to an increase in inflation, we increased the salaries of some of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

We are a leading provider of advanced command and control technologies for MRM in the automotive and insurance industries.

In 2001, the Company purchased shares in Pointer Argentina (previously known as Tracsat S.A.), a corporation incorporated in Argentina. The Company currently holds 93% of the shares in Pointer Argentina.

Until 2003, our business focused primarily on the development, manufacture and sale of stolen vehicle retrieval devices based on radio frequency and sale of software for command and control centers. In April 2003, our management decided to strategically focus on providing a range of additional services to automobile owners and insurance companies.

This strategy was implemented in the following years through several acquisitions in Israel and Argentina, and the establishment of subsidiaries and affiliates in Mexico, Romania and Brazil. We also recently completed the acquisitions of Pointer Brazil and Shagrir by acquiring all of the outstanding shares of each that we did not previously own.

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

In February 2005, Shagrir purchased the assets and activities of Shagrir Towing Services, or Shagrir Towing, an Israeli company which provided roadside assistance and towing services in Israel. In order to finance Shagrir’s acquisition of Shagrir Towing, Shagrir received loans from several investors, including a convertible loan from a group of investors led by Gandyr Investments Ltd., or Gandyr. In November 2005, the group of investors led by Gandyr exercised their options to convert their loan into shares of Shagrir. In January 2014, we completed the acquisitions of Shagrir by acquiring the outstanding shares that we did not previously own.  See Item 4A.HISTORY AND DEVELOPMENT OF THE COMPANY – Recent Developments.

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

In August 2008, we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brazil Commercial S.A. As of December 31, 2012, we hold 48% of the share capital of Pointer Brazil with an option to acquire additional 4%. On October 14, 2013 we completed the acquisition of Pointer Brazil by acquiring the outstanding shares that we did not previously own.  We now hold 100% of Pointer Brazil. See Item 4A.HISTORY AND DEVELOPMENT OF THE COMPANY – Recent Developments.

In October 2008, we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

On May 14, 2009 Shagrir purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. As part of the terms of the acquisition, in 2010, Shagrir provided Car2go with a loan in the amount of up to approximately $1.5 million (consisting of $241,000 in cash and $1.2 million in services), originally required to be repaid in a quarterly installments commencing on May 15, 2013.. The loan is linked to the Israeli CPI and bears an interest rate of 4%. In May 2013, Shagrir and Car2go agreed to extend the commencement date of the loan repayment to January 1, 2014. To date, Car2go has not commenced repayment of  the loan. Shagrir and Car2go are currently negotiating the terms of the extension of the repayment of this loan.

On February 28, 2012, Shagrir signed an agreement with Car2go, pursuant to which Shagrir invested NIS 3 million in services in consideration for 3,807 ordinary shares of Car2go ("Investment Agreement"). Following the issuance, Shagrir held 58.46% of Car2go. However, the terms of the agreement provided that if there was no additional investment in Car2go by a third party within two (2) years from the date of signing, Shagrir's holding would be increased to 62.31%. On February 28, 2014, pursuant to the Investment Agreement, Car2go issued an additional 2,542 ordinary shares to Shagrir, which together with its previous holdings, constitute 62.31% of the share capital of Car2go. Please see Item 4- Business Overview for further information on the activities of Car2go

As a result of the Company's acquisition of Cellocator and following a determination by the Company's management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. In our Cellocator segment we design, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 50 countries, as well as to our Pointer segment and sell other supplement products. Our Pointer segment acts as an operator primarily in Israel, Brazil, Argentina, Mexico, and Romania by bundling our products together with a range of MRM services, including fleet management, asset tracking services and stolen vehicle retrieval services, and also provide roadside assistance services and emergency repair services in Israel and Romania for sale primarily to automotive and insurance companies. See Item 4.B – Business Overview for a further description of our business segments.

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

On November 24, 2011, Shagrir entered into a partnership agreement with T.M.C. Transportation Ltd., or TMC, a company specializing in providing advanced technological solutions for the collection of travel fares in taxi and transportation service fleets.. Shagrir previously held 51% interest in TMC LP.

Throughout Shagrir’s involvement with TMC LP, TMC LP recorded impairment of goodwill and intangible assets related to this operation in the aggregate amount of NIS 1.3 million.

On August 1, 2012, Shagrir signed an agreement to sell TMC LP’s entire share capital to Gastech Mobile Communication Solution Ltd. ("Gastech") for its par value. As well, Shagrir sold its right to receive payments with respect to a NIS 2.5 million loan which Shagrir had provided to TMC LP. As a result of the sale of Shagrir’s holdings in TMC LP to Gastech, TMC LP's activity was decreased and its financial consolidated statement of income for the period following the purchase by Gastech was presented at a loss, due to discontinued operations.

Recent Developments.

Since January 1, 2013, the following material events have occurred:

Brazil transaction

On October 14, 2013, we acquired 51.2% of the issued share capital of Pointer do Brasil Comercial S.A. ("Pointer Brazil") from Bracco. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Brazil.

In consideration for the shares, we paid to Bracco approximately US$ 4.3 million in cash (using bank financing) and agreed to repay loans to Bracco and a local bank, over a period of eighteen months, in an aggregate amount of approximately US$ 1.2 million.

Shagrir Transaction

On January 15, 2014, we acquired the 45.5% interest in Shagrir Systems Ltd. ("Shagrir") that we did not previously own. We now own 100% of the fully consolidated the share capital of Shagrir.

In consideration for the acquired interest in Shagrir: (i) we paid an aggregate of NIS 27 million (approximately $7.72 million) using credit facilities from banking institutions and (ii) we issued 994,357 Ordinary Shares to Shagrir’s selling shareholders.

Private Placement

On March 6, 2014, Pointer announced that it had received irrevocable commitments to purchase ordinary shares in a private placement to certain leading institutional companies in Israel. In total, Pointer received commitments to purchase approximately 1.13 million ordinary shares (the “Shares”) at US$9.25 per share for aggregate consideration of approximately $10.44 million in the offering. The offering closed on March 10, 2014.

B.	BUSINESS OVERVIEW

A. General

Pointer Telocation is a leading provider of mobile resource management (MRM) products and services for the automotive, insurance industries and other mobile tracking markets (such as cargo, assets, shipping, containers, etc.). Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset tracking; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment Pointer. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. Our services segment Pointer, offers a range of MRM services including inter alia: asset tracking; fleet management services; and stolen vehicle retrieval services (SVR). Pointer services are provided primarily in Israel, Brazil, Argentina, Mexico, and Romania and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

Other services provided by the group (predominantly in Israel) include roadside assistance services, emergency home repair services and automotive garage repairs for insurance companies, fleets and individual private customers. In 2013, revenues generated by our Cellocator products segment accounted for 35% of group revenues, and revenues generated by our Pointer services segment made up 65% of group revenues.

Pointer Segment

Our Pointer services segment currently provides the following range of MRM services:

(i)	Asset tracking services

Our asset tracking services in Israel, Argentina, Mexico, and Brazil provide MRM services to assets both with and or without an onboard power supply. Accordingly these MRM devices include an energy management feature which is relayed to the command and control software that monitors the resources.

(ii)	Fleet management services

Our fleet management services in Israel, Argentina, Mexico, and Brazil are predominantly based on cellular communication, GPS location tools and web-based applications providing connectivity to the vehicle via products manufactured by our Cellocator segment. Our customers monitor their fleet vehicles using a web-based application that can monitor various parameters such as (but not limited) vehicle location, speed and other inputs, and can receive reports and alerts, either automatically or upon request wirelessly via the internet, GPRS or an SMS.

(iii)	SVR services

We provide SVR services in Argentina, Mexico, Brazil and Israel through our local subsidiaries Pointer Argentina, Pointer Mexico, Pointer Brazil and Shagrir respectively. In providing SVR services Pointer purchases products manufactured by our Cellocator segment and by third party operators, such as alarm systems.

(iv)	Roadside assistance services (RSA)

We also provide RSA services including towing services, temporary vehicle replacement services, mobile automobile repair services, as well as vehicle body work and replacement parts installation services.  We provide these services through our subsidiary Shagrir, which currently operates in Israel and Romania.

As of February 2014, Shagrir owned 88 service cars, mobile garages and towing vehicles and 156 replacement vehicles, many of which are provided as part of our car sharing services. Shagrir's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir's control center, which is connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir; however, during periods of high demand, Shagrir uses independent subcontractors who render these services on behalf of Shagrir.

Primary subscribers of our RSA services are referred to Shagrir by Israeli insurance companies. To a lesser extent, additional subscribers are comprised of fleet vehicle customers and private customers. Upon subscription, our RSA services are generally available to the subscriber twenty-four hours a day, every day, depending on the type of insurance policy and the terms of the service contract with Shagrir.

(v)	Car sharing services

On May 17, 2009, Shagrir purchased 51% of the share capital of Car2go, an Israeli company that offers flexible car sharing services in urban areas in Israel. Car2go operates a fleet of vehicles (as referred to above), which are strategically positioned in various reserved parking spaces mainly in the Gush Dan or central area in Israel. Members of the car-sharing service have access to a diversified range of vehicles to suit their needs. Car2Go uses Pointer technology involving a swipe card system for entry to vehicles, this system reports usage data back to the head office for billing purposes. When members no longer need to use the car, they return the car to its reserved parking space and the central system records their usage accordingly. Cars can be used for a few hours or a few days, with members only paying for their usage thus avoiding any long-term commitment or the overheads associated with owning a vehicle.

(vi)	Emergency home repair and other services

As of 2007, Shagrir, through one of its operating units, provides insurance-related household plumbing repair services for insurance companies, including, among other things, installation, water damage repair, and replacement of water heaters.

Cellocator Segment

Our Cellocator segment designs, develops and produces market leading customizable MRM products that utilize various Radio Frequency (RF) and GSM/GPRS communications technologies. Cellocator products are both sold and distributed to our Pointer segment divisions in Latin America and Israel, as well as third party operators mainly in Europe and Latin America. Both Pointer and third party operators typically bundle our products with the services provided.

Cellocator develops, manufactures and distributes the following products:

(i)	Fleet management products

Our fleet management products: enhance the utilization of fleet vehicles and other mobile resources, minimize operational costs for example through fuel savings and efficiency; and provide detailed statistics on multiple aspects of vehicle usage to minimize repair and maintenance costs by helping a fleet managers spot critical issues in advance. Fleet management products also include remote monitoring and control solutions that are included as part of our SVR product line (as mentioned above) such as the CCC and communications infrastructure. We also provide operators with end units that once installed in a vehicle provide online monitoring of the operating parameters of a fleet vehicle as well as details on driver behavior. These units retrieve and relay data utilizing various sensors that are installed in the vehicle. Technologies relied upon for these aspects include: RS-232; CAN bus drivers and controllers; and standard One-wire (Dallas) serial communication standards or analog and discrete ports. Reports summarizing results are fed back to fleet managers through web-based or OS-based monitoring and management location applications.

In addition, we provide web access required for the execution of vehicular and fleet management operations, as well as hardware such as monitors for which location and other data collected from the end units can be displayed, analyzed and reported, in order to determine location, utilization and other functionalities (e.g. vehicle status and driving patterns such as speed).

(ii)	Asset tracking products

Our line of asset tracking products are designed to track and monitor cargo transported in trailers and containers and or specialized equipment used for construction or agricultural purposes. Our products include tracking, communication and maintenance capabilities, providing enhanced functionality for advanced asset tracking of both mobile assets and assets without a constant power supply. Through successful tracking and monitoring of assets, Cellocator products help our customers minimize in many cases otherwise unavoidable financial losses relating to the loss, theft or damage to their aforementioned assets.

(iii)	Stolen vehicle retrieval (SVR) products

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

In the event that a vehicle is stolen, our operators are either alerted by our products through sensors located in the vehicle and or operators are informed by the owners of the vehicles themselves.  The products transmit information to a command & control center, or CCC.  Once the CCC receives the information transmitted by the products, operators can take the necessary steps to recover the vehicle using their personnel as well as law enforcement agencies and various subcontractors. Our SVR products can also include the option of a "distress key" that can be used by a driver to alert the CCC, which in turn locates the vehicle and immediately enables operators to provide the required services.

Our SVR products include the following remote monitoring and control solutions:

•
End units for installation in vehicles - We offer an end unit with input and output capabilities, which may be installed in a vehicle or on any asset that may be mobilized from one location to another. The end unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset. Data from these inputs may be transmitted to the CCC. The CCC may send commands to the end unit activating certain outputs.  Installation and de-installation of end units in vehicles or on assets are performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may include cargo or equipment that might not have an independent source of energy, such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.

•
Command & Control Center - The CCC includes databases and software modules required for the execution of certain operations by the operator, as well as monitors to display data collected from the end units which is then analyzed in order to determine the location of the vehicle. The CCC connects to the end units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.

•
Communication Infrastructure- Communication is accomplished by either the cellular network in each territory of operation or radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and are connected to an existing communications infrastructure. Each base station is equipped with antennae which receives the end-unit’s signal and measures the angle from which the signal arrived for the purpose of locating the vehicle. These measurements together with additional data received from the end units is then converted into digital data and sent to the CCC. The location of the vehicle is established by either triangulation measurements from several base stations installed by the operator or by means of a GPS device contained within the vehicle.

Cellocator distributes and sells products to our services segment and to third party operators and distributors in 50 countries worldwide. Third party operators that purchase cellular monitoring units, command and control software or our fleet management application products provide their customers services that are based on our products in their designated territories and in their licensed coverage area. They control the sales and marketing of the products as well as the accompanying services to their final customers pursuant to their specific business focus.

B.  Sales and Marketing

Pointer Segment

Israel

Shagrir’s sales and marketing team is predominantly focused on promoting roadside assistance (RSA) and towing services subscriptions, which are sold via Israeli insurance companies and, to lately at bigger extent, directly to fleet vehicle customers. Our stolen vehicle retrieval (SVR) services in Israel are marketed primarily through vehicle importers and, to a lesser extent, through fleet vehicle operators, leasing companies and private individuals. Pointer MRM services, which in Israel, operate as a part of the Shagrir subsidiary, are marketed directly to fleet vehicle operators and private individuals who have already installed our products. Our fleet management services are marketed primarily to commercial fleets through our in-house sales and marketing team.

Data captured by the sales and marketing team from sales to insurance companies and agents, fleet vehicle customers and private customers is accordingly analyzed and used to formulate future sales and marketing strategies.

Brazil, Argentina, Mexico and Romania

Our Brazilian, Argentinean Mexican and Romanian subsidiaries (Pointer Brazil, Pointer Argentina, Pointer Mexico and Pointer Romania, respectively), employ in-house sales and marketing teams as well as third party contractors and distributors that focus their efforts on sales and marketing to fleet operators and asset management companies.

All our fleet and asset management services are offered as SaaS (Software as a Service) model. We develop comprehensive solutions to customers leveraging our in house technology in Cellocator to provide competitive solutions, to maintain customer’s loyalty and decrease churn. Basically our customers get access to their data which is stored in our servers and BI reports which we develop.

The company services are based on cloud computing in which we will keep investing and increase.

Cellocator Segment

We employ an in-house sales and marketing team that sells our products to operators in various countries either directly or through distributors. In addition, we have established local sales offices in countries such as the USA, India, Colombia and Mexico.

C.  Patents and Licenses; Government Regulation

In Israel, we are not dependent on any patents or licenses that are material to our business or profitability, with the exception of the following licenses:

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2014; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2014.

In May 1996, Shagrir was granted an operational license from the Ministry of Communications in Israel to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis.

Most Latin American countries have dedicated a part of their radio spectrums for the ISM band for unlicensed services. However a local operator is required to obtain a specific license for its operations. As a result, Pointer Argentina obtains domestic licenses for the deployment of our systems in Argentina.

Services rendered via Pointer Mexico, Brazil and partially through our Argentina subsidiaries are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses. We are currently registered by the Federal Commission in Mexico to provide our services. In addition, our Romanian subsidiary, Pointer Romania, is licensed as required to operate in Romania.

Our Cellocator segment is required to obtain a license from the Israeli Ministry of Communications in order to manufacture, market and sell its products in Israel only. We have received the required licenses for the majority of our products (including all of our new products) and are currently considering our licensing requirements in connection with certain of our older products.

While the use of our cellular monitoring units does not require regulatory approvals, the use of our radio frequency products is subject to regulatory approvals from government agencies in each of the countries in which systems incorporating such products are operated, including Israel. Our operators typically must obtain authorization from each country in which these systems are installed. In general, applications for regulatory approvals to date have not been problematic. This being said, regulatory schemes in each country vary and may change from time to time. Hence, we cannot guarantee that approvals already obtained are or will remain sufficient in the view of regulatory authorities indefinitely. In addition, we cannot state with certainty that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems, or that potential restrictions that may arise pertaining to the use of our systems will not be unduly burdensome.

D.  Competition

Pointer Segment

In Israel, our primary competitors providing RSA and towing services are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd. In addition, other companies which provide assistance services through insurance companies may attempt to compete with us. In the stolen vehicle retrieval (SVR) and fleet management market, our main direct competitor is Ituran Location & Control Ltd. (Ituran).

Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack Corporation (LoJack) and Ituran.

In the stolen vehicle retrieval (SVR) services market some of our competitors offer a similar solution to ours. Others such as LoJack, instead use VHF based messaging units without a wide area network that is connected via radio transmission to local law enforcement communications networks.

In the fleet management services market, our prime competitors in Argentina are Megatrans SA and Sitrack.com Argentina SA, while in Mexico, we face competition mainly from Qualcom, CSI, Encontrack,  Copolito, Unicome and UDA. In Brazil, we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA and Qualcomm Inc. (Omnitracs). In the fleet management services market most competitors are focused on the provision of low or entry level vehicle monitoring services and solutions. Fewer competitors operating in these countries compete on like-for-like basis with our Pointer solution, which offers more sophisticated analytics, reporting, diagnostics and driving pattern tracking that relies upon an active management approach. Nonetheless, the higher-end market in which we do compete is relatively competitive and we have witnessed the recent penetration of international companies, such as Mix Telematics and Telogis, to Brazil .In the fleet business in Israel, we face competition from Ituran, ISR, Trafilog and other smaller companies.

In addition, within the markets described above and other potential markets (such as mobile resource management) service providers who directly or indirectly compete with us employ other technologies such as a hybrid combination of Cellular GPRS with two-way satellite communications which allow service in area without Cellular GPRS. These systems rely on GPRS communication and when GPRS is unavailable, they switch to a two-way satellite channel to ensure constant communications availability.

Cellocator Segment

Several companies manufacture vehicle devices based on GPS/Cellular technology. Predominant differences between GPS/Cellular devices are mainly a result of unique proprietary firmware offered by each competitor. This firmware enables the connectivity of applications (for monitoring, management and sensor-data inputs) and the connectivity of products to each competing provider’s individual networks. Differences between products are to a lesser extent a result of differences in the hardware itself and or the packaging/casing of the hardware, which is broadly homogenous.

In Europe and Latin America, our Cellocator products segment predominantly sells GPS/Cellular based vehicle devices. Relatively strong competition exists within the GPS/Cellular field. Here, competing manufacturers are introducing competitively priced vehicle devices with varying performance features. Our primary competitors in the GPS/Cellular based vehicle device market in Americas include Calamp, Skypatrol LLC, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd. and Portman Security System International Co. Ltd. Our competitors in Europe principally include: Ruptela, GPS Tracking Network Inc. (Enfora); Uab Teltonika; Falcom GmbH; Skope Solutions; and Digicore Holdings Ltd and Queclink worldwide. Lately we face competition from Chines companies such as Queclink.

E.  Seasonality

Both our Cellocator products segment and Pointer Services segment are not significantly seasonal.  However, Shagrir’s roadside assistance (RSA), towing and replacement vehicle services provided in Israel (and Romania) are moderately seasonal, and are impacted largely by changing weather conditions. Shagrir usually receives more service calls on heavy winter and summer days and fewer service calls on spring and fall days.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 5 - Selected financial data.  The following is a breakdown of our revenues (in US dollars) by category of activity, including the percentage of our total consolidated sales for each period:

	2013		2012		2011
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Services:	65	63,195	64	54,430	64	54,778
Products:	35	34,662	36	30,402	36	31,140
Total:	100	97,857	100	84,832	100	85,918

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2013		2012		2011
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	70	68,735	71	60,423	72	61,498
Latin America	17	16,422	15	12,611	15	12,856
Europe	9	8,928	12	10,289	12	10,275
Other	4	3,772	2	1,509	1	1,289
Total	100	97,857	100	84,832	100	85,918

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel.  The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY
Argentina	Pointer Localización y Asistencia S.A. (1)
Israel	Shagrir System Ltd. (2)
Mexico	Pointer Recuperacion Mexico S.A. (3)
Romania	S.C. Pointer S.R.L. (4)
Brazil	Pointer do Brazil Commercial S.A.(5)
Brazil	Pointer do Brasil Participações Ltda.(5)
USA	Pointer Telocation Inc. (6)
India	Pointer Telocation India (7)
Israel	Car2go Ltd. (8)

(1)	We hold 93% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 100% of the issued and outstanding shares of Shagrir.
(3)	We hold 74% of the issued and outstanding shares of Pointer Mexico.
(4)	Shagrir holds 65% of the issued and outstanding shares of S.C. Pointer S.R.L.
(5)
We hold 100% of the issued and outstanding shares of Pointer do Brasil Participações Ltda. We hold 100% of Pointer do Brazil Commercial S.A., of which 51.2% are held through of Pointer do Brasil Participações Ltda. and 48.8% are held directly by Pointer Telocation Ltd.

(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(7)	We hold 100% of the issued and outstanding shares of Pointer Telocation India.
(8)
Shagrir holds 58.46% of the issued and outstanding shares of Car2Go Ltd. and is in the process of being issued additional shares which will bring its holdings to 62.31% of the issued and outstanding shares of Car2Go Ltd.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities are located at 14 Hamelacha Street,  Rosh Ha'ayin 48091, Israel (a central suburb just outside of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $286,000. Pointer Argentina’s offices and operations facility is located in Buenos Aires, Argentina. Pointer Argentina currently leases 880 square meters (including 480 square meters used by its installation centers) with an annual lease payment of $245,000. Shagrir’s offices and main operations facility is located in Holon, Israel. Shagrir currently leases 5,820 square meters in Holon with annual rental fees of approximately $400,000. In addition Shagrir is the owner of 2,100 square meters in Haifa, Israel, and leases an additional property in Jerusalem, Israel (approximately 244 square meters) with annual rental fees of approximately $64,000. Pointer Mexico’s offices and operations facility are located in Mexico City, Mexico. Pointer Mexico currently leases 400 square meters with an annual lease payment of $94,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 500 square meters with an annual lease payment of $132. Pointer Romania’s offices and operations facility are located in Bucharest, Romania. Pointer Romania currently leases 150 square meters with an annual lease payment of $33,000. As part of the purchase by Shagrir of the activity of K.S. Operation Centers for Vehicles Ltd. in October 2011, Shagrir leased a chain of car repair garages located in Holon, Raananna, Jerusalem and Ashdod, Israel, totaling 6,796 square meters, with an annual lease payment of $337,000. For further information, please see Note 14d of our consolidated financial statements.

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

Overview

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our Pointer segment. Through our Pointer segment, we act as an operator primarily in Israel, Brazil, Argentina and Mexico by bundling our products together with a range of mobile resource management services, including stolen vehicle retrieval services and fleet management services, and also provide roadside assistance services for sale to insurance companies, fleets and individual customers.

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

Following our acquisition of Cellocator Ltd. in 2007, the acquisition of the remaining 51.2% of the issued share capital of Pointer Brazil in 2013, and the acquisition of the remaining 45.5% of the issued share capital of Shagrir in 2014 (which will impact our results in 2014), we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2013 were $68.7 million, which constituted approximately 70% of our total revenues, in comparison to $60.4 million in 2012, which constituted approximately 71% of our total revenues. In 2013, our revenues from international customers were $29.1 million, which constituted approximately 30% of our total revenues, in comparison to $24.4 million in 2012, which constituted approximately 28.7% of our total revenues.

As a result of the acquisitions described above, the operations of Shagrir as part of our Pointer segment and the technology manufacturing of our Cellocator segment are currently our most significant operations, and are expected to account for the majority of our business and revenues in the foreseeable future.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $58 million and $49.4 million as of December 31, 2013 and 2012, respectively. See “Item 4 – History and Development of the Company” for further information on our acquisitions. See also “Item 5 - Costs and Expenses” for further discussion on the impairment loss recorded in 2011.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $3.2 million, $2.7 million and $3 million in the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

Business Challenges / Areas of Focus

Our primary areas of focus and business include:

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;

•	Enhancing the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets;

•	Penetrating new markets, , through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services;

•	Succeeding in selling diversified products in territories in which we already conduct activities;

•	penetrating new territories; and

•
Achieving operating profitability of our Pointer segment affiliates by increasing the number of subscribers using our technology and expanding the services generated by roadside assistance, emergency home repair services and car sharing.

Certain Issues Affecting our Results of Operations

In October 2013 we acquired the remaining 51.2% of the issue share capital of Pointer Brazil See Item 4A. HISTORY AND DEVELOPMENT OF THE COMPANY – Recent Developments.

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment's sales of products manufactured by us and by third parties to our Pointer segment subsidiaries in Israel and Latin America and to third party operators worldwide. In addition, we generate revenues through our Pointer segment from sales of products that are bundled together with our services. In 2013, as a result of very intense worldwide competition in the products market, we continued to face price erosion that was partially offset by operational efficiency, cost reduction and mostly compensated by an increase in volumes. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we are working to approach new products to the market with higher margin and continue in our cost reduction efforts of our products components.

Services

We generate revenues through our Pointer segment from sales of our services primarily by our subsidiaries in Israel and Latin America. The services include mainly mobile resource management, roadside assistance and other value added services. A majority of our revenues consist of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2013 and 2012, due to very intense competition in the Israeli market, we faced price erosion that was partially offset by operational efficiency and cost reduction. Due to very intense competition in the Israeli market, we expect continuous price erosion in this market that may affect our business.

Costs and Expenses

Cost of Revenues

Cost of revenues referring to products includes expenses related to the cost of purchasing or manufacturing systems and products, including raw materials and components, salaries and employee benefits, subcontractors and consulting. Amortization and impairment of intangible assets is attributable to the Cellocator acquisition's intangible assets of developed technology. Cost of revenues referring to services consists primarily of the operational costs of our subsidiaries, which mainly include salaries and employee benefits,, subcontractors, system maintenance, end unit installation, system communications, security and recovery, costs related to towing, mobile automobile repair vehicles and replacement vehicles and the depreciation of fixed assets.

In 2011, we recorded an impairment loss in the amount $0.5 million reducing the development technology intangible assets purchased from Cellocator Ltd. in 2007 from a carrying amount of $ 701,000 to a fair value of $ 181,000. The circumstances leading to the impairment are attributed to the obsolescence of older Cellocator technology.

No impairment losses were recorded in 2013.

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

No impairment losses were identified in 2013, 2012 and 2010.

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

Changes in the allowance for doubtful accounts during 2013 and 2012 are as follows:

	Year ended December 31,
	2013	2012

Balance at beginning of the year	$935	$1,444
First time consolidation of Pointer Brazil	263	-
Deductions during the year	(364)	(722)
Charged to expenses	412	209
Foreign currency translation adjustment	24	4

Balance at end of year	$1,270	$935

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

We determined the fair value of each reporting unit using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the income approach for 2013 were 5 years of projected net cash flows, a discount rate of 18% and a long-term growth rate of 3%, and in 2012 and 2011 the assumptions were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%.

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

No impairment losses were identified in the years 2013, 2012 and 2010 for the continuing operations, as for the discontinued operations see note 1k in our consolidated financial statements for additional information.

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

During the years ended December 31, 2013, December 31, 2012 and December 31, 2011, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $374,000, $265,000 and $515,000, respectively. See Notes 2(q) and 15 in our consolidated financial statements for additional information.

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination . As of December 31, 2013, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2012, the Company did not have any interest and penalties associated with tax positions.

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

Recently issued Accounting Standards in 2013:

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

For more information on our selected financial data, see Item 3 – Key Information – Selected Financial Data

Analysis of our Operation Results for the Year ended December 31, 2013 as compared to the Year ended December 31, 2012

Revenues.  Revenues increased by $13 million, or 15%, from $85 million in 2012 to $98 million in 2013.

The revenues from the sale of our products increased by $4.3 million, or 14%, from $30.4 million in 2012 to $34.7 million in 2013. This increase was primarily attributable to increased volume of our Cellocator products and partially offset by price erosion.

The revenues from the sale of our services increased by $8.8 million, or 16%, from $54.5 million in 2012 to $63.2 million in 2013. The increase was primarily attributable to an increase in revenues from fleet management services provided in each of the Brazilian market (which results have been consolidated since October 2013), the Mexican market and the Israeli market, in addition to the devaluation of the average exchange rate of the NIS against the dollar by 8%.

Revenues from our services in 2013 accounted for 65% of our total revenues about the same as in 2012.

Our international revenues in 2013 accounted for 30% of total revenues compared to 29% in 2012. The increase in international sales is primarily attributable to increase in the sales of the Cellocator segment and fleet management services in 2013.  Sales to Latin America increased from $12.6 million in 2012 to $16.4 million in 2013; sales to Europe decreased from $10.2 million in 2012 to $8.9 in 2013; and sales to other countries were $3.7 million in 2013 compared to $1.5 million in 2012.

Cost of Revenues. Our cost of revenues increased by $9.6 million to $66.3 million for the twelve months ended December 31, 2013 as compared to $56.7 million for the same period in 2012. This increase is associated with an increase of $13 million in our revenues from products and services.

Gross Profit. Our gross profit increased by $3.6 million from $28 million in 2012 to $31.6 million in 2013. As a percentage of total revenues, gross profit accounted for 32.3% in 2013 compared to 33% in 2012. Our gross margin on product sales in 2013 was 40% compared to 41% in 2012. Gross margins on services were 28% in 2013 compared to 29% in 2012.  We continued to face price erosion that was partially offset by operational efficiency and cost reduction but was mostly compensated for by an increase in volumes. Price erosion for our Pointer segment services in the Israeli market and price reduction of the products sold by our Cellocator segment, both of which are attributable to an increase in competition, were the primary reasons for the decrease in gross margin on revenues. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we are working to introduce new products to the market with higher margins and continuing in our cost reduction efforts for our products components.

Research and Development Costs. Research and development expenses in 2013 increased by $0.5 million from $2.7 million in 2012 to $3.2 million in 2013. As a percentage of revenues from the Cellocator segment, research and development costs accounted for 20% in 2013 compared to 17% in 2012. The increase in research and development costs are a result of our continual efforts to introduce new technologies to the market.

Selling and Marketing Expenses. Selling and marketing costs were $10.4 million in 2013 as compared to $9.1 million in 2012. This increase is associated with an increase of $13 million in our revenues from products and services and consolidation of Brazilian subsidiary results commenced October 2013.

General and Administrative Expenses. General and administrative expenses increased by $1.3 million to $10.5 million in 2013 from $9.2 million in 2012. The increase in 2013 costs are a result of the consolidation of the Brazilian subsidiary’s results as of October 2013, increases in salary and stock-based compensation and efforts to expand our operation.

Other Expenses. Other expenses of $0.4 million are related to the termination cost of the former general manager of Pointer's subsidiary in 2013.

Amortization of intangible assets and Impairment of long lived assets. Amortizations of intangible assets of long lived assets were $1 million and $2 million in 2013 and 2012, respectively.  As a result of the recent acquisition in Brazil we expect to amortize the long lived assets acquired in this transaction in the coming 3-5 years.

Operating Profit. As a result of the foregoing, we recorded in 2013 an operating income of $6 million, compared to an operating loss of $5.1 million in 2012.

Financial Expenses (Net). Financial expenses decreased from $1.6 million in 2012 to $1.1 million in 2013. The reduction is primarily attributable to reduce of credit facilities along 2013 and hedge transaction in connection with Brazil acquisition.

Other income. Other income related to capital gain from Brazil acquisition.

Taxes on income.  Taxes on income were $1.3 million in 2013 compared to $0.9 million in 2012. In 2013 tax expenses increased mainly due to increased tax rates in Israel.

Equity in losses/gains of our Brazilian affiliate. In 2013, we recorded equity in gains of the Brazilian affiliate in the amount of $340 thousand compared to equity in gains of $38 thousand in 2012 which relates to the improvement of the Brazilian affiliate's activities in 2013. Pursuant to the Brazilian transaction in October the Brazilian subsidiary’s results are consolidated and not recorded as equity in gains.

Loss from discontinued operations, net. In 2012, As a result of the sale of T.M.C. Technologies Systems L.P., we recorded loss from discontinued operation of $1 million.

Net Income (Loss). In 2013 we recorded a net income of $7.3 million, compared to a net income of $1.6 million in 2012.

Net Income from continuing operations attributable to non controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.9 million in 2013, compared to $0.4 million in 2012.

Net Income (Loss) from continuing operations attributable to Pointer shareholders. In 2013, we recorded net income of $6.3 million, compared to a net income of $1.2 million in 2012.

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

Our international revenues in 2012 accounted for 29% of total revenues compared to 28% in 2011. The decrease in international sales is primarily attributable to a decrease in the sales of the Cellocator segment in 2012.  Sales to Latin America decreased from $12.9 million in 2011 to $12.6 million in 2012; sales to Europe were $10.3 million in 2012 and 2011; and sales to other countries were $1.5 million in 2012 compare to $1.3 million in 2011.

Cost of Revenues. Our cost of revenues decreased by $0.3 million to $56.7 million for the twelve months ended December 31, 2012 as compared to $57 million for the same period in 2011. This decrease is associated with a decrease of $1 million in our revenues. In addition, during 2011 we recorded impairment loss in an amount of $0.5 million for our development technology intangible assets.

Gross Profit. Our gross profit decreased by $0.9 million from $29 million in 2011 to $28.1 million in 2012. As a percentage of total revenues gross profit accounted for 33% in 2012 compared to 34% in 2011. Our gross margin on product sales in 2012 was 41% compared to 37% 2011. Gross margins on services were approximately 29% in 2012 compared to 32% in 2011. Price erosion for our Pointer segment services in the Israeli market and price reduction of the products sold by our Cellocator segment, both of which are attributable to an increase in competition, are the primary reasons for the decrease in gross margin on revenues.

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

	2013	2012	2011
	(in thousands of U.S.Dollars)
Cellocator segment revenues	24,268	22,660	24,199
Pointer segment revenues	81,990	68,540	68,709
Intersegment adjustment	(8,401)	(6,368)	(6,990)

Total revenue	97,857	84,832	85,918

Cellocator Segment operating profit (loss)	3,065	1,731	(5,366)
Pointer segments operating profit	4,890	3,015	2,512
Inter-segments adjustment	(1,909)	342	241
Total operating profit (loss)	6,046	5,088	(2,613)

Revenues. Revenues of the Pointer segment increaed by $13.4 million to $81.9 million from $68.5 million in 2012. Pointer segment revenues derive from services and the sale of products relating to those services provided by the Pointer segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties.

Revenues of the Cellocator segment in 2013 were $24.2 million (including $8.4 million of inter-segment revenues), as compared to $22.6 million in 2012 (including $6.4 million of inter-segment revenues). The increase of $1.6 million or 7% in the revenues of the Cellocator segment is primarily attributable to increase in volume of our Cellocator products as well as expansion in new territories.

Operating profit (loss).  Operating profit of the Pointer segment increased by $1.9 million, from $3 million in 2012 to $4.9 million in 2013. This increase of 63% is primarily attributable to increase in revenues while keeping the same gross margin percentage in 2013.

The operating income of the Cellocator segment in 2013 was $3.1 million, compared to an operating profit of $1.7 million in 2012. The increase is primarily attributable to a increase in revenues in 2013, partially offset by increase in operating expense.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel ("NIS"), and to a lesser extent between the U.S. Dollar and the Brazilian Real, the Argentine Peso, the Mexican Peso and the Euro. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b of our consolidated financial statements.

We have completed two significant acquisitions in Israel. Due to the acquisition of Shagrir and the MRM activities, our business in Israel currently accounts for the majority of our Pointer segment business and revenues. The business in Israel, the MRM services and activities acquired from Shagrir Towing, are mainly denominated in NIS. On the other hand, the majority of the revenues of the Cellocator segment are generated in U.S. Dollars with some expenses such as raw materials are mainly denominated in U.S. Dollars while some expenses such as labor and rental are denominated in NIS.  See "Item 3D- Risk Factors – We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. Dollar" for a discussion of the risks relating to income and expenses in U.S. Dollars and NIS.

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

During 2013 and up to February 28, 2014, the exchange rate fluctuated from a low of NIS 3.471 to the U.S. Dollar to a high of NIS 3.791 to the Dollar.  The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =
September 2013	3.504	3.632
October 2013	3.518	3.567
November 2013	3.519	3.569
December 2013	3.471	3.53
January 2014	3.483	3.507
February 2014	3.496	3.549

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate	Devaluation/ (Revaluation)

January 1, 2009 – December 31, 2009	3.9326 NIS/$1	9.6%
January 1, 2010 – December 31, 2010	3.7330 NIS/$1	(5.1)%
January 1, 2011 – December 31, 2011	3.5781 NIS/$1	(4.1)%
January 1, 2012 – December 31, 2012	3.8559 NIS/$1	7.8%
January 1, 2013 – December 31, 2013	3.6008 NIS/$1	(6.6)%

Period	CPI	Positive Inflation

December 31, 2009	110.57	3.9%
December 31, 2010	113.51	2.7%
December 31, 2011	115.97	2.2%
December 31, 2012	117.87	1.6%
December 31, 2013	120.01	1.8%

In 2009, the Israeli economy recorded positive inflation of approximately 3.9%, where the NIS devalued against the U.S. Dollar by approximately 9.6%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2009. In 2010, the Israeli economy recorded positive inflation of approximately 2.7%, where the NIS revalued against the U.S. Dollar by approximately 5.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2010. In 2011, the Israeli economy recorded positive inflation of approximately 2.2%, where the NIS revalued against the U.S. Dollar by approximately 4.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2011. In 2012, the Israeli economy recorded positive inflation of approximately 1.6%, where the NIS devalued against the U.S. Dollar by approximately 7.8%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2012. In 2013, the Israeli economy recorded positive inflation of approximately 1.8%, where the NIS revalued against the U.S. Dollar by approximately 6.6%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2013.

Regarding our operations in Brazil and the fact that Pointer Brazil's revenues are not denominated in U.S. Dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between U.S. Dollar and Brazilian Real may have a significant effect on the business and overall profitability of Pointer Brazil and as a consequence, on the results of our operations.

Period	Exchange Rate BRL/$1	Yearly Increase/ (Decrease)
December 31, 2010	1.6879	(3.9)%
December 31, 2011	1.8542	9.9%
December 31, 2012	2.059	11%
February 28, 2013	1.9625	(4.7)%
February 28, 2014	2.3754	21%

Regarding our operations in Argentina and the fact that Pointer Argentina's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase/ (Decrease)
December 31, 2010	3.976	4.6%
December 31, 2011	4.304	8.2%
December 31, 2012	4.918	14.3%
February 28, 2013	5.0344	2.4%
February 28, 2014	7.7846	54.6%

The fluctuations of the Mexican Peso, the Euro and the Indian Rupee are not material to our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2013, 2012, 2011 and 2010 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2013 we entered into a foreign currency hedging transaction to manage risk related to Brazil transaction. In 2010, we entered into a foreign currency hedging transaction to manage risk related to receivables in Euro from customers. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See Item 11 for further details about our hedging activities.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were recently amended and apply to cars provided to and leased by employees on end of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, the new regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to some car models, the new regulations result in a high amount of imputed income to the employees, as compared to the previous rules. This result and other new regulations may adversely affect the overall demand for vehicles..

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies which restricted the importation of goods and services, governance control of foreign currency transactions, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2013, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2013, we had a negative working capital of $12.6 million, our current assets to current liabilities ratio was 71.2% and we had cash and cash equivalents of $3.3 million and an unused credit facility of $6.3 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

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

As a result, we expect to fund our operations through positive net cash provided by operating activities, capital contributions, bank loans, private and public placements and cash flow from our operations. These sources of liquidity consist of our long-term and short-term credit facilities, and our private placements with Israeli investors or foreigners investors, the latest of which we consummated in July 2012.

In 2012, we received a dividend from Shagrir in the amount of $1.45 million.

In Jan 2014, we received a dividend from Shagrir in the amount of $1.5 million.

As of December 31, 2013, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $18.6 million, of which $14.4 million was provided to our subsidiary Shagrir and $0.9 million was provided to Pointer Brazil. The credit facilities provided to us and to our subsidiaries Shagrir and Pointer Brazil by Israelis and Brazilian banks and other sources. $0.7 million was provided to our subsidiary Pointer Mexico by its shareholders. $2 million was provided to Pointer to finance part of the Pointer Brazil acquisition, and $0.6 million was provided to Pointer to finance part of the Cellocator acquisition as referenced below. Of this aggregate amount, approximately $2.6 million are long-term loans in or linked to the U.S. Dollar from banks and other sources and $14 million are long-term loans denominated in NIS from banks.

In October 2013 $2 million was provided to Pointer to finance the acquisition of Pointer Brazil.

In Jan 2014 $11.5 million was provided to our subsidiary Shagrir to finance Shagrir transaction.

For further information regarding our consolidated long-term loans, loan maturity and interest rate structure; see Notes 11 and 12 to our consolidated financial statements.

In September 2007, we obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator.  As of December 31, 2013 the outstanding amount of the loan was $0.6 million.

In January 2009, we received credit facilities of $1 million from Israel Discount Bank B.M. to finance our working capital. As of December 31, 2013, $0.2 million of the credit facility is available for use.

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

In October 2013 we increased the credit facilities from Bank Hapoalim B.M. by $1.5 million in order to finance our working capital to finance our investment in our subsidiaries and affiliates. Our aggregate credit facilities from Bank Hapoalim B.M. total $5.25 million. As of December 31, 2013, $1.6 million of these credit facilities had been utilized.

As of December 31, 2013, we had a short-term unutilized credit facility for available credit of approximately $6.3 million.

In 2013, net cash provided by our continuing operating activities amounted to $9.7 million as compared to net cash provided from continuing operating activities of $8.3 million in 2012.

In 2013, net cash used in our continuing investing activities was $7.3 million as compared to $6.3 million in 2012. In October 2013 we acquired the balance of our Brazilian subsidiary. The increase in our continuing investing activities was also attributable to the investment by a subsidiary in leasehold improvements.

In 2013, net cash used in financing activities was $2.4 million as compared to $0.2 million in 2012. The increase is primarily attributable to repayment of long term loans from banks and decrease in short term bank credit and proceeds from issuance of shares.

Current liabilities increased from $36.6 million in 2012 to $43.9 million as of December 31, 2013, mainly due to an increase in trade payables and other accounts payables and accrued expenses as of December 31, 2013. Long-term liabilities increased from $23.4 million in December 31, 2012 to $26.6 million as of December 31, 2013 mainly due to an increase in other long term liabilities.

For further information relating to the abovementioned acquisitions see “Item 10C – Material Contracts”.

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2014. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

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

For a discussion of certain commitments and contingent liabilities, see Note 13 to our consolidated financial statements. For further information regarding investments in our Company see “Item 4 – Recent Developments” and “Item 10C – Material Contracts”.

Capital expenditures were $4.6 million in 2013 and $4.7 million in 2012.  In 2013, capital expenditures were used mainly for purchasing property and equipment in the amount of $4.7 million. In 2012, capital expenditures were used for purchasing property and equipment in the amount of $4 million and investment and loans to our Brazilian affiliate, Pointer do Brazil Commercial S.A, in the amount of $0.7 million.

We estimate that our total capital expenditures for 2014 will be approximately $4.3 million, substantially all of which will relate to fixed assets that serve our roadside assistance and mobile resource management business as well as our pursuit of new business opportunities, of which approximately 54% is estimated to be spent in Israel and 46% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations. We expect to finance these expenditures primarily from our cash and cash equivalents, operating cash flow and our credit facilities. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in the demand for our products, fluctuation of the U.S. Dollar against the NIS and the risks and uncertainties involved in doing business in Israel.

C.	RESEARCH AND DEVELOPMENT

We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new products and new applications as well as enhancements to our existing systems and products are necessary to compete effectively in the rapidly evolving market. We dedicate a significant portion of our resources to:

(i)	Introducing new products to market and advancing our products and systems;

(ii)
Designing improvements to existing products and applications by working closely with our customer support and product management department in order to implement suggestions and request received from our customers;

(iii)	Investing in improvements to our production methods and provision of services in our operations department; and

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including our Pointerware network, the software platform used by our Pointer segment subsidiaries for applications and for the provision of services to their customers. Our net expenditures for research and development programs during the years ended December 31, 2013 and December 31, 2012, totaled approximately $3.4 million and $2.7 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2013, we employed 23 persons in research and development. Our research and development expenses constituted approximately 20% of Cellocator sales in the year ended December 31, 2013 and 16% in the year ended December 31, 2012. For additional information concerning commitments for research development programs, see Note 14 of our consolidated financial statements.

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

We hold various United States patents relating to the use of Pointerware communications technology for various aspects of reverse paging and mobile location. The patents are not material to our core business. We have not invested the annual payments required to maintain our patents, and we may lose in the near future or may have already lost our rights to this proprietary technology.

However, there can be no assurance that such patent applications will actually afford protection against competitors with similar technology. In addition, we cannot provide assurance that the patents issued to us will not be infringed, designed around by others or invalidated. Furthermore, our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies. Additionally, measures like entering into non-disclosure agreements afford only limited protection. Some foreign countries provide significantly less patent protection than the United States. Patent applications in the United States are maintained in confidence until patents are issue, and because publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

In addition, with regards to potential patent protection, we rely on the laws of unfair competition and trade secrets to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information by non-disclosure agreements with our employees, consultants, customers, strategic partners and potential strategic partners. Although we intend to protect our rights vigorously, there can be no assurance that confidentiality obligations will be honored or that others will not independently develop similar or superior technologies or trade secrets. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain confidential or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. To the extent that consultants, key employees or other third parties, such as prospective joint venture partners or subcontractors, apply technological information independently developed by them or by others to our projects, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor.

Our proprietary technology also includes software. Although software protection is anticipated to be available in the United States, there can be no assurance that the software will have patent protection in the United States. Foreign patent protection for software is generally afforded lesser protection than in the United States. See “Item 3.D – Risk Factors - We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively”.

D.	TREND INFORMATION

The following discussion should be read in conjunction with the selected financial data included above and our consolidated financial statements and the related notes thereto included in this annual report.

Pointer Segment

During the past 6 years, our MRM services have progressed from the provision of relatively simple vehicle track and trace functionality (determining the vehicle's location and departure point) to the provision of sophisticated software and hardware bundled together to create a integrated information gathering system with analytics that can, amongst other things:

(i)	Analyze sensor inputs to determine for example, engine status, door status, brakes, and transmission;
(ii)	Analyze driving patterns, including determining acceleration, harsh braking, side turns or cornering, as well as driver’s hours of service and rest time;

(iii)	Analyze and monitor activity efficiency over time and space, plan better the way resources (human and vehicles) are utilized and maintained; and
(iv)	Trace various movable and or moving assets including cargo, field equipment, agriculture and construction equipment, which often do not have an onboard power supply.

Due to increased competition amongst competing service providers, there is growing demand from our customers for increasingly advanced functionality to be incorporated in our fleet management web-based applications. The demanded functionality  includes having the ability to generate reports and alerts to specifically meet individual fleets manager’s operational requirements, as well connectivity of these applications to their enterprise resource planning (ERP) systems required for better combined financial and resource planning in order to enhance efficiencies.

Such continuing demand for higher-end often specifically customized services by fleet managers requires a continued investment in the development of our fleet management web-based applications, both as part of our ongoing services provided to existing customers and to continuously provide cutting-edge efficient and advanced services to win and attract new customers. Larger customers across all regions base their choice of service provider on whether a provider can offer the full range of capabilities and services which adequately meet or exceed their needs. Furthermore, agreements with our customers generally span a period of several years and in order to increase the chance of customer agreement renewals, we are committed to providing consistent market leading services to ensure total customer satisfaction at all times. This means going above and beyond, for example, as part of our stolen vehicle retrieval services, we have included additional functionality such as incorporating various sensors, alarm systems, and driver identification features designed to prevent or decrease the chances of theft and enhance driver safety.

In order to provide our customers with advanced services that are being demanded we may from time-to-time purchase both products manufactured by our Cellocator segment and other less material accessories and components from third parties, and subsequently sell such products to customers as part of our bundled service packages under the Pointer brand.

Within Shagrir, we may continue to face price erosion in roadside assistance services including towing services, mobile automobile repair services, and the vehicle replacement services markets, which may affect our gross margin and the profitability of our business.

The MRM market for our services has a stable outlook of growth; this is supported by deployment services of control and alerts to other vertical markets such as containers and hazardous materials.

Our car sharing services in urban areas, emergency home repair and car repair garages are still not material to us, although we continue to try and increase the penetration of these services in the Israeli market.

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party Cellular Monitoring Units which, utilizing advanced cellular modems with GPS technology, provide the required functionality for fleet management and vehicle security services. Following our acquisition of Cellocator in 2007, we began manufacturing, among other things, our own units through our Cellocator segment and therefore, we have since no longer depended on third parties for the manufacture and provision of our units. These units are sold to a wide number of customers worldwide and are in use by our Pointer segment as part of its bundled offering of services with Cellocator products. These units enable us to provide versatile information as well as nationwide coverage utilizing the cellular network in each territory and are specially designed to operate in harsh conditions inside a vehicle. Cellocator unit designs take into consideration the unique vehicular environment that surrounds the unit i.e. the temperature and vibration stress to which it is exposed, the limited and sometimes unstable power supply found in cars generally and specific installation requirements pertaining to the variety of different cars in the fleet management and stolen vehicle recovery markets in which the units are installed. In addition, specially built units are capable of being installed in other MRM verticals such as trailers and containers without an internal or onboard power supply and designs take into consideration outdoor conditions and IP67. SVR and fleet management applications have the ability to communicate with the device over the GPRS network in order to update the device’s software as required from time to time in favor of new features or other improvements. The design reflects the above requirements with a high degree of reliability and flexibility. Since 2008, we have introduced several new units aimed at our market as well as new vertical markets and have incorporated new functionality such as driver behavior, asset tracking, cargo security, and car sharing amongst others. The expansion of the unit portfolio and functionality serves as a means for Cellocator’s future growth and allows for an increase in our customer base overall.

We have identified three main trends in the Telematics device market during 2013 as follows:

(i)	Ongoing price reduction due to increasing competition as well as the economic weakness mainly in Europe;
(ii)	A growing demand for technology that monitors driver behavior and provides safety and remote diagnostics applications; and
(iii)	An increase in vehicle manufacturers' involvement in the unit market due to various legislative efforts in Europe being implemented that require installation of systems such as E-Call and ERA GLONASS.

In order to address these trends, in 2011 our Cellocator segment introduced new products aimed at the low cost segment and the driver behavior safety market. Moreover, in 2012 Cellocator increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. Throughout 2013 our Cellocator segment has ramped up efforts to introduce technology that monitors driver behavior and provide safety and diagnostics applications. We also anticipate a reduction in the use of radio frequency technology globally, and increased usage of other devices based on common cellular technologies such as GPRS HSPA. We anticipate that the introduction of such new products, as well as the introduction of new Cellocator products expected later in 2014, such as new solutions for vehicle remote diagnostics and lower cost devices for assets tracking, will increase Cellocator’s competitive edge and therefore accelerate growth in the Telematics products market.

As a result of our operations through our Cellocator segment, we are expanding our global sales of current and new devices to both existing and new customers. As part of this approach we established our Indian subsidiary in July 2012 in order to penetrate the Indian market with our Cellocator segment portfolio of products. Prices of high feature devices (such as the products sold by our Cellocator segment) in the stolen vehicle retrieval market and fleet management market, are continuously decreasing due to increased competition and the reduction in the cost of components. Events affecting the global vehicle industry have a significant bearing on the demand for our products. We continue to closely monitor events affecting this industry. However, we cannot at this point in time estimate their impact.

The MRM services of our Pointer segment in Israel and Latin America (“LATAM”) and the products of our Cellocator segment (which mainly sells its products internationally) is currently the most material part of group operations, and is expected to account for the majority of revenues going forwards.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations through December 31, 2013 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	10,643	-	-	-	10,643
Long-term debt obligations	2	-	8,592	1,273	737	10,602
Accrued severance pay	3	-	-	-	968	968
Management fees to DBSI	4	35	-	-	-	35
Operating lease obligations	5	1,681	1,545	1,348	1,046	5,620
Royalties to BIRD	6	-	-	-	2,444	2,444
Total contractual obligations		12,359	10,137	2,621	5,195	30,312

1 Short term debt and other current liabilities include short term bank credits and current maturities of long term loans, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advances and other accrued expenses.
2 Long term loans include principal and interest payments in accordance with the terms of agreements with banks and other third parties. For further information please see “Item 5B -- Liquidity and Capital Resources”.
3 Accrued severance pay maturities depend on the date our employees actually cease being employed.
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

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company
Yossi Ben Shalom	58	Chairman of the Board of Directors
David Mahlab	57	President and CEO
Gil Oren	62	External Director
Zvi Rutenberg	58	External Director
Barak Dotan	46	Director
Alicia Rotbard	68	Director
Nir Cohen	41	Director
Zvi Fried	49	Chief Financial Officer
David Markus	40	Chief Technology Officer
Igor Rogov	39	VP R&D of the Cellocator Division
Noam Cimand	44	VP of Sales & Marketing

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

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2013, was approximately $1.3 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $154,000.

Options

In December 2013 the Company adopted an Employee Share Option Plan (2013) (the "2013 Plan").  The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options have been vested over a period of four years and have been valid for a period of seven years from the date of grant.

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "2003 Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013.

On November 30, 2011, the Board of Directors approved an amendment to the 2003 Plan whereby in the event a cash dividend is paid out to the Company’s shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

As of December 31, 2013, 376,712 options are available for future grant under the 2013 Plan.

As of December 31, 2013, our officers and directors held options to purchase an aggregate of 306,984 of our ordinary shares at exercise prices ranging from $3.38 per share to $7.00 per share. Our options vest over a period of two to four years following grant and are conditional upon continued service.

For information concerning employee share option plans, see Note 15c of our consolidated financial statements.

On March 27, 2014, the Board of Directors resolved to issue to certain of the Company's employees, restricted shares units ("RSUs"), pursuant to which 41,800 of the Company's ordinary shares may be issued pursuant to the 2013 Plan. The RSUs will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of NIS 3.00 per share. See Note 21c of our consolidated financial statements.

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

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.  If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

A person shall be qualified to serve as an external director only if he or she possesses "expertise in finance and accounting" or be "professionally qualified". At least one external director must possess accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were established in regulations under the Companies Law promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority also includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder, who are present and voting (abstentions are disregarded); or

•
that the non-controlling shareholders or shareholders who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder who are present and voted against the election hold 2% or less of the voting power of the company.

The initial term of an external director is three years and generally may be extended for two additional terms of three years (unless otherwise restricted in the articles of association to only one additional term), provided that with respect to the appointment for each such additional three year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters, under his conditions, will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Select, Global and Capital Markets, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three three-year terms:  (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors that is authorized to exercise powers of a company's board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Following termination of service as an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such person or his or her spouse or child and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child; and until the lapse of one year from termination of office with respect to other relatives of the former external director.

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

Israeli Companies Law Requirements

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) with respect to related party transactions with a controlling shareholder, even if such transactions are not extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or an individual, or other committee or body, selected by the audit committee and according to criteria established by the audit committee, or to establish other procedures to follow with respect to such transactions; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

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

Compensation committee

Pursuant to a recent amendment to the Israeli Companies Law, which went into effect in December 2012 (“Amendment 20”), the board of directors of an Israeli company, whose shares or debentures are publicly traded, such as our company, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a compensation policy, pursuant to which terms of office and salaries of the company's officers will be regulated, as per the provisions of  Amendment 20 (the “Compensation Policy”).

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

Our compensation committee, is comprised of Ms. Alicia Rotbard, and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg.

Executive Compensation Policy

On September 12, 2013, a meeting of the shareholders of the Company took place, approving the Compensation Policy, which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Israeli Companies Law.

The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.  The compensation program rewards team accomplishments and promotes individual accountability. Variable compensation depends primarily on Company's results, with additional measures for individual performance against defined objectives tied to the Company’s strategic goals. Under the Compensation Policy we seek to provide competitive compensation that is commensurate with performance and we seek to promote a long-term commitment to the Company by our senior executives.

Our compensation philosophy includes compensating our executives at levels that are competitive with our peer group companies, in order to attract and retain talented executives and to provide compensation, including equity based incentives, which align the interests of our executives with the interests of our shareholders.  Under the Compensation Policy, our program is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the Company's office holders to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the terms of office and employment (e.g. base salary and benefits) and the variable compensation in order to, among other things, appropriately incentivize office holders to meet the Company's goals, and is structured by us so as to to discourage the assumption of excessive short-term risk but without constraining innovation and reasonable business practices.

In making compensation decisions, our Compensation Committee and Board of Directors may reference third-party surveys that provide compensation data and review feedback from an independent compensation consultant.  In making its determinations with respect to office holder's compensation, the Compensation Committee has the authority to retain the services of an independent third party compensation consultant, and may do so from time to time to evaluate and assist in the process of determining an appropriate compensation structure, to make revisions to the Compensation Policy, or to suggest revisions to the compensation of a specific office holder. The Company may also periodically engage an outside consultant to provide market and peer compensation data and other insights.

We design office holder's base salaries to fall within a competitive range of similar companies to ours. Generally, the base salary established for an individual office holder reflects many inputs, including our CEO's assessment of the office holder’s performance, the level of responsibility each of the office holders bears, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at similar peer group companies.

With respect to the annual cash bonus (the "Target Bonus"), the Target Bonus shall be determined and approved by the Compensation Committee and the Board of Directors at the beginning of each year together with the approval of the Company's annual budget, no later than the end of the first quarter (except the first year of adoption). The Target Bonus shall be defined in terms of multiples of the fixed monthly compensation of the applicable office holder, subject to a maximum cash amount which can be paid to an office holder as variable cash compensation in each year, all as set forth in the Compensation Policy.  The actual amount of the Target Bonus shall be based on compliance with performance measures based on measurable criteria to be determined in advance by the Board of Directors, on an annual basis, as part of the process of approval of the Company's annual budget and work plan.  Such performance measures may be established for each office holder based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable. The Target Bonus may include one or more of the performance measures, which are based, inter alia, upon Non GAAP profits, operating income, EBIT or EBITDA, GAAP net income, EPS and/or sales.  In addition to the above, a non material portion of the Target Bonus, which may not exceed 5% of the maximum bonus, may be based on discretionary criteria that are non-measurable based on the personal contribution of the employee and management recommendation, subject to approval by the relevant corporate bodies as required under the Companies Law.  The Target Bonus shall be determined according to the extent the office holder complied with the targets, in a manner which shall be measured in terms of percentages of attainment with respect to each performance measure, subject a minimum threshold, below which no bonus shall be paid to the office holder, and as determined in advance for each performance measure.

Historically, we have granted stock options to our employees, including office holders, in order to align their interests with the interests of our shareholders by tying the value delivered to them to the value of our ordinary shares, and may continue to do so pursuant to the Compensation Policy.  We grant stock options to purchase ordinary shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the grant or equal to the average closing price within a specific time frame prior to the date of grant; therefore, the options only have value if our share price increases. The vesting period is customarily over a period of two to four years. The Company attempts to ensure that the stock option grants are granted pursuant to a tax beneficial or qualified plan.  Generally, the size of each equity award to an office holder is determined after considering the role of each office holder within the Company, the importance of his/her function within the organization and the office holder's previous equity awards.  The fair market value of the equity award for the office holders will be determined according to acceptable valuation practices at the time of grant. Under the Compensation Policy, such fair market value, as examined at the time of grant as aforesaid, shall not exceed certain proportions of the office holders compensation Company's issued,  nor certain thresholds of the issued and outstanding share capital on a fully diluted basis, all  as set forth in the Compensation Policy.  The Compensation Policy dictates that the Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, re-price the options or make provisions with respect to the acceleration of the vesting period of any office holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.  The Company does not have any equity ownership guidelines that require any of our directors or other office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested option grants.

We provide our office holders with benefits that we also generally make available to all salaried employees. Some of these benefits are offered pursuant to legal requirements, and others are consistent with common practice in the general labor market and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits.  Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long term incentives to the employee.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law.  Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Compensation Policy as it deems necessary from time to time. The term of the Compensation Policy shall be three years as of the date of its adoption on September 12, 2013. Following such three year term, the Compensation Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

Options Grant Committee

Yossi Ben Shalom and Gil Oren are members of the committee of the board of directors for approving grants of options to employees, other than office holders.

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	LATAM	Other	Total
2013

Sales and Marketing	126	46	21	193
Administration	47	28	2	77
Research and Development	23	-	-	23
Other	422	150	12	584
Total	618	224	26	868

2012

Sales and Marketing	125	23	8	156
Administration	47	19	2	68
Research and Development	21	-	-	21
Other	418	56	12	486
Total	611	98	22	731

2011

Sales and Marketing	124	37	3	164
Administration	44	20	2	66
Research and Development	24	-	-	24
Other	376	56	8	440
Total	568	113	13	694

We have entered into employment contracts with substantially of our employees, all of which contracts include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements in Israel. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our employees by expansion order issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees in Israel benefits and working conditions beyond the required minimums. Additionally, due to agreements with the General Workers' Union in Brazil, Argentina, Mexico and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business. For more information see “Item 3.D – Risk Factors, General Risks relating to our Company”.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the “Managers’ Insurance” or to pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The Israeli legislation requires the implementation of such pension funds for employees who are employed after a certain period. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

In our subsidiaries in LATAM we are obliged to pay severance fees in case the companies terminate the engagement with the employee after certain period of employment.

E.	SHARE OWNERSHIP

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 15, 2014

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Shares owned as of March 15, 2014	Shares underlying options/warrants that are exercisable prior to May 15, 2014
Yossi Ben Shalom (2)	Chairman of Board of Directors	33.1%	2,545,094	2,545,094
David Mahlab	President and CEO	*	--	61,746
Barak Dotan (2)	Director	33.1%	2,545,094	2,545,094
Alicia Rotbard	Director	*	--	1,500
Nir Cohen	Director	-	--	--
Zvi Rutenberg	Director	-	--	--
Gil Oren	Director	-	--	--
Zvi Fried	Chief Financial Officer	*	--	2,500
All directors and officers as a group		33.95%	2,545,094	2,610,840

* Less than 1%

(1)
The percentage of outstanding ordinary shares beneficially owned is based on 7,688,564 shares outstanding as of March 15, 2014. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 15, 2014.

(2)
As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 33.1% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see “Item 6- Directors, Senior Management and Employees- Compensation” and Note 15c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, March 15, 2014 , concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd. (1)	33.1%	2,545,094
Gandyr Investments Ltd. (2)	11.2%	858,000

*
The percentage of outstanding ordinary shares beneficially owned is based on 7,688,564 outstanding as of March 15, 2014. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 15, 2014. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 33.1% of our outstanding shares held by DBSI.

(2)	Includes shares held by Gandyr Ltd., a wholly owned subsidiary of Gandyr Investments Ltd.

As of March 15, 2014, there were 40 record holders of our ordinary shares, including 17 record holders in the United States (who held approximately 61.79% of our outstanding ordinary shares).

Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results of investments during these years,  our acquisition of Cellocator in 2007, the Private Placement and Rights Offering transactions in 2012 and our acquisition of Shagrir in 2014. For further information regarding such investments, acquisitions and transactions please see “Item 4 – Information on the Company”.

Following the Private Placement transaction and the Rights Offering transaction, both of which occurred in 2012, and after recent sales, DSBI currently holds 2,545,094 ordinary shares, constituting 33.1% of our outstanding ordinary shares.

Pursuant to the Shagrir transaction, Pointer issued 994,357 Ordinary Shares to Shagrir’s selling shareholders, See “Item 4A. History and Development of the Company – Recent Developments”.

 For further information regarding these transactions please see “Item 4 – Information on the Company and Item 5B – Liquidation and Capital Resources”.

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

On February 28, 2005 we consummated a management services agreement with Shagrir pursuant to which we provided Shagrir with management services with respect to its business for a period of 2 years beginning February 28, 2005, in consideration for a management fee of approximately $263,000 (NIS 1 million), subject to certain conditions. On February 28, 2007, we consummated a new management services agreement with Shagrir pursuant to which we provide Shagrir with management services with respect to its business, in consideration for a management fee of approximately $32,000 (NIS 120,000), subject to certain conditions. Please see “Item 10 – Material Contracts – Loan Agreements” for further information.

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

Loans Agreements with Pointer Brazil

On February 28, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 763,500 Brazilian Real. The loan bears an annual interest rate of 19% and linked to the Brazilian Real. The loan is to be repaid in 36 monthly payments commencing in April 2012.  As of December 31, 2012 the outstanding amount of the loan was $317,000.

On March 20, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 515,000 Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan is to be repaid in 12 monthly payments commencing in April 2014. As of December 31, 2012 the outstanding amount of the loan was $264,000.

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

Legal Proceedings

As of December 31, 2013, there are several claims filed and pending against Shagrir, mainly by its customers. The claims are in an amount aggregating to approximately $2.35 million, and involve claims regarding malfunction of Shagrir's services and products, which occurred during the ordinary course of business.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2012, see as incorporated by reference in “Item 4 - Information on the Company – History and Development of the Company” above.

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

Period	High	Low
Last 6 calendar months
February 2014	10.34	9
January 2014	12.55	9.39
December 2013	11.84	6.86
November 2013	8.17	6.00
October 2013	6.00	5.40
September 2013	5.37	4.30
Financial quarters during the past two years
Fourth Quarter 2013	11.84	5.40
Third Quarter 2013	5.72	4.00
Second Quarter 2013	4.23	2.74
First Quarter 2013	2.91	2.36
Fourth Quarter 2012	3.10	2.40
Third Quarter 2012	2.77	2.30
Second Quarter 2012	3.05	2.32
First Quarter 2012	4.00	2.71
Five most recent full financial years
2013	11.84	2.36
2012	4.00	2.30
2011	6.42	3.20
2010	7.70	5.72
2009	7.00	2.73

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 or, if required by applicable law and regulations, 35 days, prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one quarter of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Such special meeting must be held no later than 35 days after the notice is sent out, unless otherwise determined with respect to certain types of meetings which have different notice periods required by applicable law and regulations.

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

In the case of a transaction that is not an extraordinary transaction in which an officer holder of the company has a personal interest, after the office holder complies with the above disclosure requirement, only board approval is required. The transaction must be to the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of employment require the approval of the compensation committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, however, with respect to an individual, he/she may be present at the meeting discussions if the chairman determines that the presence of the person is necessary in order to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

(a)	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b)           the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, who have a personal interest in the adoption of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.   The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

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

Pursuant to the Companies Law the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy.  Nonetheless, provisions were established in the Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above).  Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment, based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration.  In addition, the compensation committee may exempt from shareholder approval the transaction regarding terms of office and employment with a general manager who has no relationship with either the controlling shareholder or the company, if it has found, based on detailed reasons, that bringing the transaction to the approval of the shareholders meeting shall prevent the employment of such candidate by the company.  Such approval may be given only in respect of terms of office and employment which are in accordance with the company’s compensation policy.

Terms of office and employment of directors which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

In addition, under the Israeli Companies Law, certain transactions or a series of transactions are considered to be one private placement.  A private placement that meets all of the above conditions, and which must be approved by the shareholders, must also be for the benefit of the company.

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

As stated above, the Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, and Amendment 22 which came into effect at the beginning of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation.  The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company.  An additional change to the Companies Law pursuant to these recently passed amendments included a code of recommended corporate governance practices which was attached as an annex to the Israeli Companies Law. In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority had only issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

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

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under the NASDAQ Listing Rules, which require approval by the audit committee or other independent body of our board.   Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also “Item 10B– Additional Information – Memorandum and Articles of Association– "The Israeli Companies Law", for further information on the approval of related party transactions.

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

•
Compensation Committee - We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a Compensation Committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to Compensation Committee independence and responsibilities; nor do they require that the Company adopts and files a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a Compensation Committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholders approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholders approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•
Equity Compensation Plans - We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholders approval under Israeli law. We will attempt to seek shareholders approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.	MATERIAL CONTRACTS

Brazil transaction

On October 14, 2013, we acquired 51.2% of the issued share capital of Pointer do Brasil Comercial S.A. ("Pointer Brazil") from Bracco. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Brazil.

In consideration for the shares, we paid to Bracco approximately US$ 4.3 million in cash (using bank financing) and agreed to repay loans to Bracco and a local bank, over a period of eighteen months, in an aggregate amount of approximately US$ 1.2 million.

Shagrir Transaction

On January 15, 2014, we acquired the 45.5% interest in Shagrir Systems Ltd. ("Shagrir") that we did not previously own. We now own 100% of the fully consolidated the share capital of Shagrir.

In consideration for the acquired interest in Shagrir: (i) we paid an aggregate of NIS 27 million (approximately $7.72 million) using credit facilities from banking institutions and (ii) we issued 994,357 Ordinary Shares to Shagrir’s selling shareholders. We also agreed to file a resale registration statement for the benefit of Shagrir’s selling shareholders.

Loan Agreements

Shagrir

As of December 31, 2013, Shagrir has in the aggregate approximately $14 million in outstanding loans to Bank Hapoalim and Bank Leumi. For further information, see Note 11 of our consolidated financial statements.

On May 17, 2009, as part of the acquisition of 51% of the share capital of Car2go by Shagrir, Shagrir agreed to provide Car2go with a loan in the amount of up to approximately $1.5 million (consisting of $241,000 in cash and $1,206,000 in services). The loan was provided periodically throughout 2010 in accordance with specific requirements of Car2go. The loan is linked to the Israeli CPI and bears an interest of 4%.

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

Pointer

In order to finance our acquisition of Cellocator on September 18, 2007, Pointer received loan and credit facilities in the amount of $7 million from Bank Hapoalim, of which approximately $0.6 million remains outstanding as of December 31, 2013. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor.

For further information, see Note 11a of our consolidated financial statements. For additional Information see “Item 9C – Acquisition of Cellocator Ltd.”

For further information regarding these loans, including related financial covenants, see Note 11 to our consolidated financial statements.

Purchase agreement with K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay

On October 11, 2011, Shagrir signed a definitive agreement to acquire the activities, intellectual property and goodwill of K.S. Operation Centers for Vehicles Ltd., an Israeli chain of car repair garages. The consideration of $3,125 for the acquisition was paid in January 2012 in accordance with an amendment dated January 1, 2012. Shagrir will leverage the acquired chain of car repair garages as a complementary service for its array of road side services. For further information, see Note 1l of our consolidated financial statements.

Real Property Leases

For Information regarding our real property leases, please see “Item 4― Information on the Company–Property, Plants and Equipment”.

For a summary of other relevant contracts, see “Item 4 ― Information on the Company― History and Development of the Company” and “Item 7 – Major Shareholders and Related Party Transactions”, which is incorporated herein by reference.

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

General Corporate Tax Structure

Israeli resident companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2013. As of January 1, 2014 the Israeli corporate tax rate is 26.5%.

Our effective corporate tax rate may exceed the Israeli tax rate. Our subsidiaries in Argentina, Mexico, USA, Romania, India and Brazil will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Tax benefits under the 2011 Amendment

           In January 2011, the Knesset enacted a reform to the Law for the Encouragement of Capital Investments, 5719-1959 ("The Law"), effective January 2011 ("the 2011 Amendment"). According to the 2011 Amendment a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 12.5% with respect to its income derived by its Preferred Enterprise in 2013 and 2014, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. However, under a recent amendment ("the 2013 Amendment") as of 2014 a Preferred Company may only be entitled to reduced corporate tax rates of 16% and 9%, respectively. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs do not  have a material effect on the Company.

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

A substantial shareholder individual will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

For gains derived from the sale of an asset acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which the asset was held.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation, provided such gains do not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli resident corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

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

Israeli Tax on Dividend Income

Non-Israeli residents are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as active income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time receiving the dividend or on any date in the 12 months preceding such date).  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  Under the 2013 Amendment, beginning in 2014, dividends paid out of income attributable to a Preferred Enterprise will be subject to a withholding tax rate of 20%. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

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

The functional and reporting currency of our Brazilian subsidiary is its local currency, the Brazilian Real.

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

As of December 31, 2013 and 2012, accumulated foreign currency translation differences are $1.5 million and $1.1 million, respectively.

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

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2011 Pointer had forward exchange contracts for the acquisition of approximately NIS 13.95 million in consideration for $3.86 million that matured during 2012. As of December 31, 2012 the Company had forward exchange contracts for the acquisition of approximately NIS 1.77 million in consideration for $0.45 million that will mature in January 2013. As of December 31, 2013 the Company didn't have any forward exchange contracts. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2013, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2013 we had net assets of $33.5 million and net loss of $12.8 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $1.3 million net increase in our losses.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2013 we had net liabilities of $0.9 million and net income of $3.8 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $0.4 million net increase in our losses.

Our revenues and expenses generated in Brazilian Real are exposed to exchange rate fluctuations between the Brazilian Real and the US Dollar. As of December 31, 2013 we had net assets of $8 million and net profit of $0.1 million, denominated in the Brazilian Real. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the Brazilian Real would thus result in an approximate $14,000 net increase in our income.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2013 we had net assets of $1.9 million and net loss of $0.2 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in approximately a $19,000 net increase in our losses.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the US Dollar. As of December 31, 2013 we had we had net assets of $0.7 million and net loss of $1.2 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately a $124,000 net increase in our losses.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders.  Please see “Item 5 – Impact of Exchange Rate Fluctuations” for further information.  As of December 31, 2013, our outstanding loans bear variable interest rates of $9.8 million.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to loans borrowed by Shagrir from banks and other lenders. As of December 31, 2013, there are no outstanding loans which are linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2014	2015	2016	2017	2018 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		95	-	-	-	-
Cash- in NIS		1,911	-	-	-	-
Cash- In other currency:		1,424	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars	2.85-4	2,133				-
Short-term bank credit in, or linked to, dollars	LIBOR + 4.25	500	-	-	-	-
Short-term bank credit in other currencies		37	-	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	600	667	667	666	-
In NIS	3.8-6.55	3,142	463	374	192	4,171
In NIS - variable interest	Prime + 0.9%-1.4%	3,564	3,404	2,453	415	9,835
In other currencies	6%	667

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2013.  The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2013, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria.

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

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2013 and 2012.

	USD in thousands
	2013	2012

Audit Fees(1)	223	211
Audit-Related Fees(2)	18	5
Tax Fees(3)	11	23
All Other Fees	9	14

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

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2013 were approved by our Audit Committee.

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

•
Our audit committee does not comply with all the requirements of Rule 5605 of the NASDAQ Marketplace Rules (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see “Item 6 “Directors, Senior Management and Employees – Board Practices”.

•
We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•
We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

        See “Item 6 - Directors, Senior Management and Employees – Board Practices” and “Item 10.B “Additional Information – NASDAQ Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

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

4.3	Subscription Agreement between the Company and DBSI dated April 23, 2012, incorporated herein by reference to Exhibit 4.3 to the Registrant's Form 20-F, filed with the Commission on March 19, 2013.

4.4
The Compensation Policy of the Registrant approved by the Shareholders on September 12, 2013, filed by us as Annex A to Proposal 3 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on August 1, 2013, and incorporated herein by reference.

4.5
Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.1 to the Registrant's Form F-3, filed with the Commission on March 11, 2014.

4.6
Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-3, filed with the Commission on March 11, 2014.

4.7	Share Purchase Agreement dated as of September 16, 2013 between Pointer do Brasil Participações Ltda. And Bracco do Brasil Empreendimentos e Participações Ltda., (the “Brazil SPA”).

4.8           1st Amendment to the Brazil SPA.

8.1           A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

14.3	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil - Pointer Do Brasil Participações Ltda).

14.4	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil - Pointer Do Brasil Comercial S.A.).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

March 27, 2014

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Pointer Localizacion y Asistencia S.A, Pointer Do Brasil Comercial S.A and Pointer Do Brasil Participacoes LTDA ("the Subsidiaries"), whose financial statements reflect total assets constituting 7.5% and 2.6% as of December 31, 2013 and 2012, respectively, and total revenues constituting 7.7%, 5% and 6.1% of the related consolidated totals for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of the Subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for the Subsidiaries, is based solely on the reports of the other auditors. The financial statements of POINTER DO BRASIL S.A. (a corporation in which the Company held a 48% interest as of October 14, 2013 and December 31, 2012), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for POINTER DO BRASIL S.A., is based solely on the report of the other auditors.  In the consolidated financial statements, the Company's investment in POINTER DO BRASIL S.A. is stated at $247 at December 31, 2012, and the Company's equity in the net income (loss) of POINTER DO BRASIL S.A. is stated at $340, $38 and $(1,634) for the years ended December 31, 2013, 2012 and 2011 respectively.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their income and comprehensive income and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 27, 2014	A Member of Ernst & Young Global

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,349	$3,685
Restricted cash	81	108
Trade receivables (net of allowance for doubtful accounts of $ 1,270 and $ 935 at December 31, 2013 and 2012, respectively)	19,793	16,215
Other accounts receivable and prepaid expenses (Note 3)	2,033	2,069
Inventories (Note 4)	6,038	3,982

Total current assets	31,294	26,059

LONG-TERM ASSETS:
Long-term accounts receivable	546	582
Severance pay fund (Note 2r)	9,349	8,125
Property and equipment, net (Note 5)	13,975	10,364
Investment and long term loans to affiliate (Note 6)	-	814
Other intangible assets, net (Note 7)	2,936	2,242
Goodwill (Note 8)	55,127	47,190

Total long-term assets	81,933	69,317

Total assets	$113,227	$95,376

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 9)	$10,643	$11,129
Trade payables	14,793	11,248
Deferred revenues and customer advances	7,753	6,954
Other accounts payable and accrued expenses (Note 10)	10,768	7,251

Total current liabilities	43,957	36,582

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	9,301	9,339
Long-term loans from others (Note 12)	1,301	925
Deferred taxes and other long-term liabilities (Note 13)	5,712	3,765
Accrued severance pay (Note 2r)	10,317	9,419

	26,631	23,448
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital (Note 15) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2013 and 2012; Issued and outstanding: 5,565,558 and 5,555,558 shares at December 31, 2013 and 2012, respectively	3,878	3,871
Additional paid-in capital	120,996	120,290
Accumulated other comprehensive income	1,456	1,127
Accumulated deficit	(89,220)	(95,540)

Total Pointer Telocation Ltd's shareholders' equity	37,110	29,748

Non-controlling interest	5,529	5,598

Total equity	42,629	35,346

Total liabilities and equity	$113,227	$95,376

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2012	2011
Revenues (Note 19c):
Products	$34,662	$30,402	$31,140
Services	63,195	54,430	54,778

Total revenues	97,857	84,832	85,918

Cost of revenues:
Products	20,763	17,988	18,283
Services	45,497	38,573	37,249
Amortization and impairment of intangible assets (Note 1b)	-	181	1,498

Total cost of revenues	66,260	56,742	57,030

Gross profit	31,597	28,090	28,888

Operating expenses:
Research and development	3,244	2,716	3,082
Selling and marketing	10,398	9,067	8,932
General and administrative	10,539	9,232	11,450
Other general and administrative expenses (Note 1n)	403	-	-
Amortization and impairment of intangible assets	967	1,987	1,821
Impairment of goodwill	-	-	6,216

Total operating expenses	25,551	23,002	31,501

Operating income (loss)	6,046	5,088	(2,613)
Financial expenses, net (Note 20a)	1,077	1,628	1,779
Other (expenses) income, net (Note 20b)	3,299	(5)	(77)

Income (loss) before taxes on income	8,268	3,455	(4,469)
Taxes on income (Note 17)	1,337	861	2,383

Income (loss) after taxes on income	6,931	2,594	(6,852)
Equity in losses (gains) of affiliate	(340)	(38)	1,634

Income (loss) from continuing operations	7,271	2,632	(8,486)

Loss from discontinued operations, net	-	995	-

Net income (loss)	$7,271	$1,637	$(8,486)

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2012	2011
Other comprehensive income (loss):
Currency translation adjustments of foreign operations	$1,006	$299	$(2,605)
Realized currency translation adjustments of foreign operations	(50)
Realized income (losses) on derivatives designated as cash flow hedges	(24)	224	(219)
Unrealized losses on derivatives designated as cash flow hedges	-	14	(162)

Total comprehensive income (loss)	8,203	2,174	(11,472)

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	6,320	1,833	(8,527)
Non-controlling interests	951	799	41

	7,271	2,632	(8,486)

Loss from discontinued operations attributable to:
Equity holders of the parent	-	630	-
Non-controlling interests	-	365	-

	$-	$995	$-
Total comprehensive income (loss) attributable to:
Equity holders of the parent	$6,649	$1,493	$(10,982)
Non-controlling interests	1,554	681	(490)

	8,203	2,174	(11,472)

Earnings (loss) per share from continuing operations attributable to Pointer Telocation Ltd's shareholders (Note 16):
Basic net earnings (loss) per share
	$1.14	$0.35	$(1.78)

Diluted net earnings (loss) per share	$1.10	$0.35	$(1.79)

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd's Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2011	4,771,181	$3,280	$118,512	$3,292	$(88,216)	$6,778	$43,646

Issuance of shares in respect of Stock-based compensation	88,843	73	208	-	-	-	281
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend paid to non-controlling interest	-	-	-	-	-	(1,595)	(1,595)
Exercise of options in subsidiary	-	-	(88)	-	-	88	-
Sale of subsidiary	-	-	-	-	-	426	426
Other comprehensive income	-	-	-	(2,455)	-	(531)	(2,986)
Net income attributable to Non- controlling interest	-	-	-	-	-	41	41
Net loss attributable to Pointer shareholders	-	-	-	-	(8,527)	-	(8,527)

Balance as of December 31, 2011	4,860,024	3,353	119,147	837	(96,743)	5,207	31,801
Issuance of shares and exercise of options, net	694,034	517	1,425	-	-	-	1,942
Issuance of shares in respect of Stock-based compensation	1,500	1	4	-	-	-	5
Purchase of subsidiary	-	-	-	-	-	133	133
Stock-based compensation expenses	-	-	265	-	-	-	265
Dividend paid to non-controlling interest	-	-	-	-	-	(1,215)	(1,215)
Exercise of options in subsidiary	-	-	(323)			323	-
Purchase of non- controlling interest	-	-	(228)	-	-	228	-
Sale of subsidiary	-	-	-	-	-	241	241
Other comprehensive income	-	-	-	290	-	247	537
Net income attributable to Non -controlling interest	-	-	-	-	-	434	434
Net income attributable to Pointer shareholders	-	-	-	-	1,203	-	1,203

Balance as of December 31, 2012	5,555,558	3,871	120,290	1,127	(95,540)	5,598	35,346
Issuance of shares in respect of Stock-based compensation	10,000	7	20	-	-	-	27
Stock-based compensation expenses	-	-	354	-	-	20	374
Dividend payable to non-controlling interest	-	-	-	-	-	(1,311)	(1,311)
Expiration of options in subsidiary	-	-	332	-	-	(332)	-
Other comprehensive income	-	-	-	329	-	603	932
Net income attributable to Non -controlling interest	-	-	-	-	-	951	951
Net income attributable to Pointer shareholders	-	-	-	-	6,320	-	6,320

Balance as of December 31, 2013	5,565,558	3,878	120,996	1,456	(89,220)	5,529	43,639

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

Accumulated other comprehensive income

	December 31,
	2013	2012

Accumulated unrealized gain on derivative instruments	$-	$24
Accumulated foreign currency translation differences	1,456	1,103

Accumulated other comprehensive income	$1,456	$1,127

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from operating activities:
Net income (loss)	$7,271	$1,637	$(8,486)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and impairment	4,049	5,551	12,710
Gain from obtaining control in a subsidiary previously accounted for by the equity method	(3,299)	-	-
Accrued interest and exchange rate changes of debenture and long-term loans	21	118	135
Accrued severance pay, net	(397)	91	487
Gain from sale of property and equipment, net	(195)	(271)	(95)
Equity in losses (gains) of affiliate	(340)	(38)	1,634
Amortization of stock-based compensation	374	265	515
Impairment loss of loan to minority shareholder in subsidiary	-	-	489
Decrease in restricted cash	27	15	10
Increase in trade receivables, net	(1,270)	(1,572)	(1,462)
Decrease in other accounts receivable and prepaid expenses	148	46	373
Decrease (increase) in inventories	(685)	732	(731)
Deferred income taxes	1,272	847	170
Decrease (increase) in long-term accounts receivable	(4)	234	(177)
Increase in trade payables	1,290	960	452
Increase (decrease) in other accounts payable and accrued expenses	1,449	(274)	2,457

Net cash provided by operating activities	9,711	8,341	8,481

Cash flows from investing activities:
Purchase of property and equipment	(4,663)	(4,033)	(4,445)
Proceeds from sale of property and equipment	1,216	1,733	1,050
Investment and loans/Repayments in affiliate	137	(669)	(1,740)
Acquisition of subsidiary (a)	(3,973)	(251)	-
Purchase of business activity (b)	-	(3,125)	-
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	-	39

Net cash used in investing activities	(7,283)	(6,345)	(5,096)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Cash flows from financing activities:

Receipt of long-term loans from banks	7,127	11,670	8,384
Repayment of long-term loans from banks	(10,137)	(12,253)	(8,937)
Repayment of long-term loans from others	-	-	(1,071)
Dividend paid to non-controlling interest	-	(1,215)	(1,595)
Proceeds from issuance of shares and exercise of options, net of issuance costs	7	1,947	281
Short-term bank credit, net	563	(345)	(1,002)

Net cash used in financing activities	(2,440)	(196)	(3,940)

Effect of exchange rate on cash and cash equivalents	(324)	417	(210)

Increase (decrease) in cash and cash equivalents	(336)	2,217	(765)
Cash and cash equivalents at the beginning of the year	3,685	1,468	2,233

Cash and cash equivalents at the end of the year	$3,349	$3,685	$1,468

(a)	Acquisition of subsidiary:

	Working capital (Cash and cash equivalent excluded)	$130	$-	$-
	Property and equipment	2,486	22	-
	Technology	-	58	-
	Other intangible assets	1,690	-	-
	Goodwill	4,894	304	-
	Long term loans from banks and others	(1,342)	-	-
	Investment in subsidiary previously accounted for by the equity method	(3,885)	-	-
	Non-controlling Interest	-	(133)	-

		$3,973	$251	$-
(b)	Purchase of business activity:
	Working capital	$-	$27	$-
	Property and equipment		112
	Customer list		1,364
	Goodwill	-	1,669	-
	Accrued severance pay, net	-	(23)	-
	Employees accruals	-	(24)	-

		$-	$3,125	$-

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2013	2012	2011

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$7	$32
	Non-controlling interests	-	241	426
	Loss from sale of subsidiaries	-	(248)	(110)
	Receivables for sale of investments in subsidiaries	-	-	(309)

		$-	$-	$39

(d)	Non-cash investing activity:

	Purchase of property and equipment	$392	$90	$309
	Purchase of property and equipment at finance lease	$3	$17	$28
	Dividend payable for non-controlling interest in a consolidated subsidiary	$1,311	$-	$-

(e)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$1,189	$1,528	$1,456

	Income taxes	$114	$52	$38

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

b.
In 2011, the changes in the economic conditions and forecasted results of the Company's Cellocator segment led the Company to test the implied value of the Cellocator segment's goodwill in accordance with ASC 350 "Intangibles - Goodwill and Others". As a result of the impairment test, the Company determined that the implied value attributable to Cellocator goodwill and development technology intangible assets should be lower by $ 6,216 and $ 520, respectively. These amounts were recorded in the 2011 Consolidated Statement of Operation under the captions "Impairment of goodwill" and "Amortization and impairment of intangible assets", respectively. See also notes 2g and 2i.

c.
The Company holds 54.48% of the share capital of Shagrir Systems Ltd. ("Shagrir"). Shagrir is engaged in the field of road side assistance, towing services and stolen vehicle recovery in Israel (see note 21a).

d.
In June 2008, Shagrir incorporated a Romanian company, S.C. Pointer S.R.L. ("Pointer Romania"), to provide road-side assistance and towing services in Romania. Shagrir held 50% of the share capital of Pointer Romania. On January 1, 2012, Shagrir signed an agreement with the Romanian shareholder, pursuant to which he transferred to Shagrir 15% of the issued share capital of the Romanian subsidiary.  As a result, Shagrir holds 65% of the share capital of Pointer Romania. The changes in the non- controlling interest presented as additional paid in capital.

e.
The Company holds 93% of the share capital of Pointer Localization Y Asistencia SA's (formerly: Tracsat S.A.) ("Pointer Argentina"). Pointer Argentina is the operator of the Company's systems and products that provides fleet management and stolen vehicle recovery services in Buenos Aires, Argentina.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

f.
The Company holds 74% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. ("Pointer Mexico"), the remaining 26% of the share capital being held by local Mexican partners. Pointer Mexico provides fleet management and stolen vehicle recovery services to its customers in Mexico as well as distributing the Company's products.

g.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brasil Comercial S.A. ("Pointer Brazil"). Pointer Brazil provides location, tracking and fleet management vehicles services to its customers in Brazil. As of October 13th, 2013 Company held 48.8% of the share capital in Pointer Brazil.

In July 2013, the Company incorporated a wholly-owned subsidiary in Brazil at the name of Pointer do Brasil Participações Ltda. ("Pointer Brazil Holdings").

On October 14, 2013, the Company acquired the remaining 51.2% of the issued share capital of Pointer Brazil from Bracco do Brasil Empreendimentos e Participações Ltda. ("Bracco") through Pointer Brazil Holdings. Following the completion of the transaction, the Company holds 100% of the issued share capital of Pointer Brazil.

In consideration for the shares, the Company paid to Bracco approximately $ 4.3 million in cash and agreed to repay loans to Bracco and a local bank, over a period of eighteen months, in an aggregate amount of approximately $ 1.2 million.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, "Business Combinations". Accordingly, the preliminary purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The company's interest in Pointer Brazil immediately before obtaining control, was remeasured at fair value as of the acquisition date. The Company recognized gain at the amount of $3,299 from the remeasurement of the previously held investment in current period earnings included in Other income.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

Working capital, net	$130
Property and equipment	2,486
Other intangible assets	1,690
Goodwill	4,894
Long term loans from bank and others	(1,342)
Fair value of investment in subsidiary previously accounted for by the equity method	(3,885)
$3,973

Unaudited pro forma condensed results of operations

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2012 and 2013 assuming that the acquisitions of Pointer Brazil occurred on January 1, 2012. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods:

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

	Unaudited
	2013	2012

Revenues	$104,238	$91,414

Net income	$6,269	$1,763

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$1.13	$0.35
Diluted net earnings per share	$1.10	$0.35

h.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

i.	On May 15, 2009, the Company's subsidiary Shagrir acquired ownership of 51% of the ordinary shares of Car2go Ltd., which is engaged in car sharing and motor vehicle rental.

On February 28, 2012, Shagrir signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir invested NIS 3,000 in cash or in services in consideration for 3,087 of Car2go's Ordinary shares. Following the issuance, Shagrir holds 58.46% of Car2go. However, the terms of the agreement provide that if there is no additional investment in Car2go by a third party within two years from signing, Shagrir's holding may increase to 62.3%. The transaction was accounted as an equity transaction.

j.
On June 28, 2010, Shagrir, together with an Israel partner (hereinafter the "minority shareholder") entered into an agreement for the establishment of an Israeli company named Rider from the Shagrir Group Ltd. ("Rider") for providing outsourcing services to insurance companies and others. The minority shareholder holds 33% and serves as Rider's CEO.

In 2012, Shagrir recorded as part of its general and administrative expenses an impairment loss of the loan granted by Rider to the minority  shareholder  in the amount of NIS 1.75 million ($ 489), due to the fact that Rider will not meet the milestones pursuant to the agreement.

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

During 2012 the partnership recorded Impairment of goodwill and intangible assets related to this operation in the amount of $348.

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

Below are the results of operations of TMC that presented net as a discontinued operation:

Period ended August 1, 2012

Revenues	3
Cost of revenues	143
Gross loss	(140)
Operating expenses:
Sales and marketing	60
General and administrative	181
Impairment of goodwill and intangible asset	348
Operating (loss)	(729)

Financial expense, net	18
Net loss	(747)

(*)	As a result of the partnership's sale a loss was recorded in the amount of $ 248, and consider to be a loss on discontinued operation.
(**)	Cash flow from discontinued operation was immaterial and as such no discontinued operation presented on the cash flow statement.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

l.
On November 11, 2011, Shagrir, entered into an agreement to acquire the activities of K.S Operation Centers Ltd. ("K.S") in consideration for an aggregate amount of NIS 12 million, to be paid in two installments. The first installment was paid in January 2012, and the second was paid in January 2013. Consummation of the transaction is contingent on meeting certain administrative conditions and obtaining the Anti-trust Commissioner's approval. Shagrir closed the transaction in January 2012.

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

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$27
Property and equipment	112
Customer list	1,364
Goodwill	1,669
Accrued severance pay, net	(23)
Employees accruals	(24)
$3,125

The customer list is subject to an estimated useful life of 8 years, and amortized based on the accelerated method.

m.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited.

n.
In December 2013, the Company recorded a one-time $0.4 million other general and administrative expense related to the termination cost of the former general manager's employment with the Company's subsidiary.

o.
On September 12, 2013, a shareholders meeting of the Company approved a compensation Policy for the Company's directors and officers. The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Variable compensation depends primarily on Company's results, with additional measures for individual performance against defined objectives tied to the Company’s strategic goals. Under the Compensation Policy the Company seeks to provide competitive compensation that is commensurate with performance and seek to promote a long-term commitment to the Company's senior executives.

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

For those subsidiaries whose functional currency has been determined to be their local currency (For Pointer Argentina- the Argentinean peso; for Pointer Mexico- the Mexican peso; for Shagrir, Car2Go and Rider - the new Israeli shekel ("NIS"); for Pointer Inc. - the dollar; for Pointer Romania- the ROL; for Pointer do Brazil S.A. and Pointer Brazil Holdings- the Brazilian Real),  assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders' equity (deficiency).

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

Pointer Romania is considered to be a VIE. As Shagrir has both the power to direct the economically significant activities of Pointer Romania, and the obligation to absorb losses and the right to receive benefits that could potentially be significant to Pointer.

Romania, Shagrir is considered to be the primary beneficiary. Pointer Romania is consolidated in the Company's financial statements.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2013, 2012 and 2011, the Company and its subsidiaries wrote off approximately $ 102, $ 337 and $ 304, respectively. The write-offs are included in cost of revenues.

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

The Company performed its annual impairment test for the goodwill in connection with the Cellocator reporting unit and the Pointer reporting unit as of December 31, 2013 and no impairment losses were identified.  The material assumptions used for the income approach for 2013 were 5 years of projected net cash flows, a discount rate of 18% and a long-term growth rate of 3%. (See also Note 2t regarding fair value measurement).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No impairment losses were identified in the year 2012 for the continuing operations.

As for the discontinued operations, the Company recorded goodwill impairment of $ 247 in connection with the Pointer reporting unit (see Note 1k.)

The material assumptions used for the income approach for 2012 were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%. (See also Note 2t regarding fair value measurement).

In 2011, the Company recorded goodwill impairment in the total amount of $ 6,216 in connection with the Cellocator reporting unit.  No Impairment losses were identified for the Pointer reporting unit in 2011.

The material assumptions used for the income approach for 2011 were 5 years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3%. (See also Note 2t regarding fair value measurement).

h.	Identifiable intangible assets:

Intangible assets consist of the following: a brand name, customers' related intangibles, developed technology and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

The brand names are amortized over a two to nine years period.

The customers' related intangibles are amortized over a five- to nine-year period.

The developed technology is amortized over a five-year period.

Backlog is amortized over a three-year period.

Non-competition agreement is amortized over a three-year period.

Reacquired rights are amortized over a five-month period.

Patents are amortized over an eight-year period.

Customer related intangibles are amortized based on the accelerated method. For customer related intangibles in respect with the Brazil transaction during 2013, the Company used the straight line method, the differences from the accelerated method were immaterial.

The other intangibles are amortized based on straight line method over the periods above mentioned.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2011, the Company amortized $ 520 of the development technology intangible assets acquired from Cellocator Ltd. in September 2007 from a carrying amount of $ 701 to a fair value of $ 181. The circumstances leading to the impairment are attributed to the obsolescence of older Cellocator technology.  The impairment was recorded under the caption of "cost of revenues" in the consolidated statement of operations. Assumptions in the fair value assessment included: the impact of changes in economic conditions and the revenue forecast for the Cellocator segment. See also Note 2t regarding fair value measurement.

No impairment losses were identified in 2013 and 2012 for the continuing operations, as for the discontinued operations see note 1k.

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities' captions in the Balance Sheet) during 2013 and 2012 are as follows:

	Year ended December 31,
	2013	2012

Balance, beginning of the year	$661	$690
Warranties issued during the year	699	521
Settlements made during the year	(446)	(387)
Expirations	(184)	(174)
Foreign currency translation adjustment	36	11

Balance end of year	$766	$661

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $ 1,365, $ 1,071 and $ 992, respectively.

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is "more likely than not" to be sustained upon examination. As of December 31, 2013, the Company did not have any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2013, the Company did not have any interest and penalties associated with tax positions.

o.	Basic and diluted net earnings (loss) per share:

Basic and diluted net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, "Earnings Per Share". Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of pointer shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 0, 0 and 41,375 and for the years ended December 31, 2013, 2012 and 2011, respectively.

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

During the years ended  December 31, 2013, 2012 and 2011, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $ 374, $ 265 and $ 515, respectively.

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

1.
The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2013, 2012 and 2011 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2013	2012	2011

Risk free interest rate	0.56%-1.31%	-	2%
Dividend yield	0%	-	0%
Expected volatility	44.75%-49.48%	-	75%
Expected term (in years)	2.63-4.5	-	5
Forfeiture rate	2%	-	2%

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company adopted SAB 110 and continues to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. In a few limited cases the Company did not use the simplified method in measuring the fair value of modified awards, either when the options were deeply out of the money immediately before the modification or when the Company accelerated the vesting and extended the exercise period after an employee's resignation. Since in both instances the entire remaining contractual term of the options was relatively short, we assumed that the expected life to be the entire remaining contractual term.

The risk-free interest rate is based on the yield from U.S. Treasury bill with accordance to the expected term of the options.

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

2.
Data related to options to purchase Shagrir shares:

In July, 2011, 903 options granted under Shagrir's employee share option plan were exercised to purchase ordinary shares of Shagrir. As a result, the holdings in Shagrir were diluted and as of December 31, 2011 the Company held approximately 55.99% of the issued and outstanding share capital of Shagrir.

In January 2012, 2,480 options were exercised, thereby diluting the Company's holding to approximately 54.48% of the issued and outstanding share capital of Shagrir. There currently remain no exercisable options to purchase ordinary shares of Shagrir. The capital contribution from shareholders in the amount of $ (323) presented in the Additional paid in capital.

On January 15, 2014, the Company acquired the 45.5% interest in Shagrir Systems    Ltd. ("Shagrir") that it did not previously own. The Company now own 100% of the fully consolidated share capital of Shagrir (see note 21a).

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

Some of the company's employees are subject to Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

The Company reclassified $ 909 in the comparative figures as of December 31, 2012 in order to reflect the Company's assets and liabilities in respect with severance pay for employees under the above mentioned Section 14.

Severance pay expenses for the years ended December 31, 2013, 2012 and 2011 were $ 1,150, $ 952 and $ 1,297, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, trade payables and derivatives.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, mainly in Israel. However, deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables include amounts billed to clients located mainly in Israel, Latin America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2013, 2012 and 2011, the Company recorded expenses in respect of such debts in the amount of $ 412, $ 209 and $ 206, respectively. As for major customers, see Note 19d.

Changes in the allowance for doubtful accounts during 2013 and 2012 are as follows:

	Year ended December 31,
	2013	2012

Balance at beginning of the year	$935	$1,444
First time consolidation of Pointer Brazil	263	-
Deductions during the year	(364)	(722)
Charged to expenses	412	209
Foreign currency translation adjustment	24	4

Balance at end of year	$1,270	$935

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

Assets and liabilities measured at fair value on a recurring basis are comprised of foreign currency forward contracts with a fair value of $ 0 and $ 24 as of December 31, 2013 and 2012, respectively, and are classified as level 2.

The Company also measures certain financial assets, including equity method investments, at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are deemed to be other-than-temporarily impaired. During 2013, and 2012 no other-than-temporary impairments were identified in relation to equity method investments.

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

v.	Equity affiliates:

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

x.	Recently issued Accounting Standards in 2013:

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02), which is effective for annual and interim reporting periods beginning after December 15, 2012. This guidance requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). Companies are also required to present reclassifications by component when reporting changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the period, companies must report the effect of the reclassifications on the respective line items in the statement where net income is presented. In certain circumstances, this can be done on the face of that statement. Otherwise, it must be presented in the notes. For items not reclassified to net income in their entirety in the period, companies must cross-reference in a note to other required disclosures.

The Company adopted this standard as of the beginning of fiscal year 2013. The effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2013 was immaterial and resulted in broader disclosure.

In March 2013, FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that a cumulative translation adjustment (CTA) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of the CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, the CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, the CTA should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The Company is currently assessing the impact of the revised guidance for fiscal years beginning after December 15, 2013.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2013, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. The company is currently evaluating the timing, transition method and impact of this new standard on its Consolidated Financial Statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Government authorities	$432	$366
Employees	55	113
Prepaid expenses	1,386	1,294
Foreign currency derivatives	-	24
Others (1)	160	272

	$2,033	$2,069

(1)	The balance as of December 31, 2013 and 2012, includes the amounts of $ 65 and $ 84, respectively, which are receivable from Nehoray in accordance to the loan sold (see note 1j)

NOTE 4:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$2,189	$2,060
Work in process	232	135
Finished goods	3,617	1,787

	$6,038	$3,982

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2013	2012
Cost:

Installed products	$6,898	$4,640
Computers and electronic equipment	8,612	6,831
Office furniture and equipment	943	756
Motor vehicles	11,692	11,412
Network installation	4,431	4,228
Buildings	558	510
Leasehold improvements	2,922	1,460

	36,056	29,837

Accumulated depreciation:

Installed products	4,464	3,786
Computers and electronic equipment	6,743	5,534
Office furniture and equipment	629	528
Motor vehicles	4,839	4,732
Network installation	4,219	3,973
Buildings	60	46
Leasehold improvements	1,127	874

	22,081	19,473

Depreciated cost	$13,975	$10,364

b.	Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 were $ 3,083, $ 3,030 and $ 3,174, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVESTMENT AND LONG TERM LOANS TO AFFILIATE

a.
In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2012, the Company held 48.8% of the share capital in Pointer Brazil.

	December 31,
	2013	2012

Invested in equity	$-	$3,830
Accumulated foreign currency translation differences	-	(153)
Accumulated net loss	-	(3,430)

Total investment in affiliate	$-	$247

b.	In October 2013, the Company acquired the remaining 51.2% of the share capital in Pointer Brazil, and since then it is a wholly-owned subsidiary (see note 1g.)

c.	Loans to Pointer Brazil

During 2012 the Company Lend to Pointer Brazil loans in amounts of $434 and $ 286 linked to the Brazilian real. The loans carry an annual interest of 21% and 6% respectively. As of December 31, 2012 the outstanding amount of the loans was $567.

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2013	2012
Cost:
Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	18,723	16,947
Backlog	205	-
Reacquired rights	210	-
Non-competition agreement	251	-
Brand name	4,683	4,514
	29,601	26,990
Accumulated amortization:
Patents	639	639
Developed technology (see note 2i)	4,890	4,890
Customer related intangible	16,873	15,514
Backlog	17	-
Reacquired rights	111	-
Non-competition agreement	22	-
Brand name	4,114	3,705
	26,665	24,748

Amortized cost	$2,936	$2,242

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization and impairment expenses for the years ended December 31, 2013 were $967, in 2012 $ 2,168 from continuing operation and $349 from discontinued operation, and in 2011 $ 2,799.

c.	Estimated amortization expenses for the years ending:

December 31,

2014	906
2015	766
2016	925
2017	176
2018	163

$2,936

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012

Goodwill, beginning of the year	$47,190	$44,493
Additions in respect of acquisitions	4,894	1,972
Impairment of Goodwill (see note 2g and 1k)	-	(297)
Foreign currency translation adjustments	3,043	1,022

Goodwill, end of year	$55,127	$47,190

As of December 31, 2013, $ 2,534 and $ 52,593 are attributable to the Cellocator segment and to the Pointer segment, respectively. As of December 31, 2012, $ 2,534 and $ 44,656 are attributable to the Cellocator segment and to the Pointer segment, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2013	2012	2013	2012
	%
Short-term bank credit and loans:
In USD	2.85 - 4	3 - 4	$2,133	$1,566
In, or linked to, dollars	LIBOR + 4.25	LIBOR + 4.25	500	500
In other currencies	16-17		37	20

			2,670	2,086
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to, dollars	LIBOR + 2	LIBOR + 2	600	800
In NIS linked to CPI		2.1-5.48	-	488
In NIS		5.45-7.39	-	4,371
In NIS - variable interest	Prime + 0.9-1.4	Prime + 0.9-1.4	3,564	3,384
In NIS	3.8 - 6.55	-	3,142	-
In other currencies	6 - 17		667	-

			7,973	9,043

			$10,643	$11,129

Unutilized credit lines			$6,306	$6,485

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Employees and payroll accruals	$6,205	$4,733
Government authorities	930	416
Provision for warranty	528	446
Accrued expenses	1,726	1,564
Related party	53	52
Dividend payable to non-controlling interests	1,311	-
Others	15	40

	$10,768	$7,251

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2013	2012	2013	2012
	%

In, or linked to, dollars (see c below )	3.71	LIBOR + 2	$2,600	$1,400
In NIS linked to CPI		2.1-5.48	-	488
In NIS - variable interest	Prime+ 0.9 -1.4	Prime+ 0.9 - 1.4	9,835	9,432
In NIS	5.45-7.39	5.45-7.39	4,171	7,055

			16,606	18,375
Less - current maturities			7,306	9,031
Less - discount			-	5

			$9,301	$9,339

b.	As of December 31, 2013, the aggregate annual maturities of the long-term loans are as follows:

2014 (current maturities)	7,306
2015	4,535
2016	3,493
2017	1,272

16,606

c.
In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator") and the acquisition of Pointer Brazil (see note 1g) and utilize of credit facilities, the Company is required to meet certain financial covenants as follows:

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

3.
The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of December 31, 2013 the Company is in compliance with the financial covenants of its bank loan.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS (Cont.)

d.	Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants. The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.	Shagrir shall not declare any distribution of dividends without the prior written consent of the bank.

As of December 31, 2013, Shagrir is in compliance with the financial covenants of its credit facility.

NOTE 12:-	LONG-TERM LOANS FROM OTHERS

a.	Long-term loans from others - composition:

	Interest rate		December 31,
	2013	2012	2013	2012
	%

In NIS linked to CPI (see c1 below)	4	4	$384	$169
In Euro (see c2 and c3 below)	8-16	8-16	9	31
In U.S. dollars (see c4 below)	-	-	737	737
In other currencies (see c5 below)	6	-	838	-

			1,968	937
Less - current maturities			667	12

			$1,301	$925

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	As of December 31, 2013, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2014 (current maturities)	667
2015	564
2016	-
2017	-
Thereafter	737

1,968

c.	1.
During 2008-2009, Shagrir's subsidiary received loan in an amount of $ 140 from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir. As of December 31, 2013, the balance of the loan is $ 191.

2.
In July 2013, Shagrir's subsidiary received a loan from its supplier in the amount of NIS $ 216 for the purchase of 9 cars. As of December 31, 2013 the balance of the loan is $ 193. The loan bears an annual interest rate of prime +3.8%.

3.
During August and October 2008, and March 2010, Pointer Romania signed a vehicle capital lease agreement. The liability bears an annual interest rate of 8-16%. The loan will be repaid in 36 equal monthly payments.

4.
In September 2008, Pointer Romania received a loan of EURO 25thousands from its Romanian shareholder. The loan bears an annual interest rate of 2%. During 2013 the Romanian subsidiary paid EURO 6 thousands of the loan balance

5.
The loan balance of Pointer Brazil to Bracco (a former shareholder of Pointer Brazil) as of 31st December is $838. The loan bears an annual interest rate of 6% and will be repaid over a period of eighteen months, million (see note 1g).

6.
The loan balance of Pointer Brazil to Bracco (a former shareholder of Pointer Brazil) as of 31st December is $875. The loan bears an annual interest rate of 6% and will be repaid over a period of eighteen months, million. (see note 1g.)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2013	2012

Provision for warranty	$238	$215
Deferred taxes	5,381	3,405
Deferred revenues	93	145

	$5,712	$3,765

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	Shagrir's subsidiary recorded a first priority floating charge on all of its assets in favor of the bank.

b.	Collateral:

1.
To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 2,321 in effect between January 2009 and January 2016.

2.	The Company obtained bank guarantees in the amount of $ 255 in favor of its lessor and customs.

3.
As of December 31, 2013 and 2012, the use of $ 81 and $ 108, respectively, has been restricted following B.C.R.A. (Central Bank of Argentina) regulations, until the company completes the registration with local authorities of certain capital contributions.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2013 is $ 2,444. No royalties were accrued or paid during 2013, 2012 and 2011.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2017. Minimum annual rental payments under non-cancelable operating leases are as follows:

2014	$1,681
2015	1,545
2016	1,348
2017	1,046

$5,621

 Rent expenses for the years ended December 31, 2013, 2012 and 2011, were $ 3,325, $ 2,249 and $ 2,626, respectively.

e.	Litigation:

1.
As of December 31, 2013, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 2,350. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

f.	Commitments:

1.
The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 18), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on August  1, 2011.

2.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to Shagrir, in consideration of NIS 1,000 per year linked to CPI. This amount is split between the Company (NIS 120) and the other shareholders of Shagrir.

3.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 11c and 11d).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY

a.	Ordinary shares:

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

6.
On March 9 2014, the Company completed a round of financing for the aggregate   amount of $ 10.44 million, in consideration for 1.13 million of the Company's ordinary shares at a price per share of $ 9.25.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

c.	Options:

1.
In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "2003 Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013.

2.
On November 30, 2011, the Board of Directors approved an amendment to the 2003 Plan whereby in the event a cash dividend is paid out to the Company’s shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

3.	A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2013 and changes during the year ended December 31, 2013 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	271,984	6.81
Granted	312,984	3.38
Exercised	(10,000)	3.38
Forfeited	(5,000)	6.81
Cancelled	(262,984)	6.81

Outstanding at December 31, 2013	306,984	$3.4	4.51	$2,592

Exercisable at December 31, 2013	4,188	$5.11	3.3	$28

Vested and expected to vest at December 31, 2013	300,928	$3.47	4.61	$2,543

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 and 2011 was $ 2.26 and $ 6.91, respectively. No options granted during the year ended December 31, 2012. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2013, there was approximately $ 432 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.83 years. Total grant-date fair value of options that vested during the year ended December 31, 2013 was approximately $ 776.

4.	A summary of the status of the Company's employee stock options as of December 31, 2013, 2012 and 2011, and changes during the years then ended, are as follows:

	Year ended December 31,
	2013		2012		2011
		Weighted		Weighted		Weighted
		average		Average		average
	Amount	exercise	Amount	exercise	Amount	exercise
	of options	price	of options	price	of options	price

Options outstanding at beginning of year	271,984	$6.81	321,016	$6.28	168,500	$3.49
Granted	312,984	$3.38	-	$-	256,984	$6.91
Exercised	(10,000)	$3.38	(1,500)	$3.14	(88,468)	$3.14
Forfeited	(5,000)	$6.81	-	$-	-	$-
Forfeited	(262,984)	$6.81	(47,532)	$3.48	(16,000)	$4.46

Options outstanding at end of year	306,984	$3.4	271,984	$6.81	321,016	$6.28

Options exercisable at end of year	4,188	$5.11	158,824	$6.81	56,532	$3.68

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

The following table summarizes information relating to employees' stock options outstanding as of December 31, 2013, according to exercise price range:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2013	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2013	Weighted average exercise price
		Years
3.38	305,484	4.53	$3.38	2,188	$4.7
7.00	1,500	1.78	$7.00	2,000	$1.78

	306,984	4.51	$3.4	4,188	$3.3

5.
On October 13, 2010, the Board of Directors resolved to issue to one of our directors options exercisable to 3,000 of the company's ordinary shares, pursuant to the plan, which will vest in three equal annual installments over a period of three years, commencing as of date of the grant, at an exercise price of $ 7.00 per share.

6.
In January 2011, the Board of Directors appointed the Company's new Chief Executive Officer (CEO) effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to the company's growth and profitability in the year preceding payment of the bonus.

In lieu of the above-mentioned options, on September 12, 2013 the Shareholders resolved to grant to the Company's Chief Executive Officer options to purchase 246,984 Ordinary Shares of the Company with an exercise price per share of $3.38, reflecting the average closing price of the share during a 90 day period preceding the date on which the Board of Directors approved the Compensation Policy of the Company, July 8, 2013. The options shall vest over a period of two years, such that at the end of each three month period from the date of the Shareholders resolution, the Chief Executive Officer shall be entitled to one eighth of the options. The exercise price of the options shall be adjusted for stock dividend. The fair value of the new options measured at $599 as of the grant day.

7.
On August 31, 2011, the Board of Directors resolved to issue to the Company's Chief Financial Officer, options exercisable to 10,000 of the company's ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 4.80 per share.

In lieu of the above-mentioned options, on July 8, 2013 the Board of Directors resolved to grant to the Company's Chief Finance Officer options to purchase 20,000 Ordinary Shares of the Company with an exercise price per share of $3.38, reflecting the average closing price of the share during a 90 day period preceding the date on which the Board of Directors approved the Compensation Policy of the Company, July 8, 2013. The options shall vest over a period of two years, such that at the end of each three month period from the date of the Board of Directors resolution, the Chief Finance Officer shall be entitled to one eighth of the options. The fair value of the new options measured at $31 as of the grant day.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

8.
On July 8, 2013, the Board of Directors resolved to issue to the Company's employees, options exercisable to 41,000 of the company's ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 3.38 per share.

9.
In December 2013 the Company adopted an Employee Share Option Plan (2013) (the "2013 Plan").  The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options vest over a period of four years are valid for a period of seven years from the date of grant.

As of December 31, 2013, 376,712 options are available for future grant under the 2013 Plan.

10.	For restricted shares units grant to employees after balance sheet date see note 21c.

d.
Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company's policy is not to declare dividends out of tax exempt earnings.

During 2012, Shagrir distributed dividends in an amount of approximately $ 2,669, out of which $ 1,215 was paid to non-controlling interests.

On December 2013, Shagrir declared dividend in an amount of approximately $ 2,881, out of which $ 1,311 is payable to non-controlling interests.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share from continuing operations:

	Year ended December 31,
	2013	2012	2011
Numerator:

Numerator for basic net earnings per share - Net income (loss) from continuing operations	$6,320	$1,833	$(8,527)
Effect of diluting securities	-	-	(33)

Numerator for diluted net earnings per share - Net income (loss) from continuing operations	$6,320	$1,833	$(8,560)

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	5,558	5,166	4,789

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	5,697	5,166	4,789

Basic net earnings (loss) per share from continuing operations	$1.14	$0.35	$(1.78)

Diluted net earnings (loss) per share from continuing operations	$1.10	$0.35	$(1.79)

The following table sets forth the computation of basic and diluted net loss per share from discontinuing operations:

	Year ended December 31,
	2013	2012	2011
Numerator:

Numerator for basic net earnings per share - Net loss from discontinuing operations	$-	$(630)	$-

Numerator for diluted net earnings per share - Net loss from continuing operations	$-	$(630)	$-

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	-	5,166	-

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	-	5,166	-

Basic net loss per share from discontinuing operations	$-	$(0.12)	$-

Diluted net loss per share from discontinuing operations	$-	$(0.12)	$-

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES

a.
Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 24% in 2011, 25% in 2012and 25% in 2013.

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

Corporate tax rates in Mexico were 30% in 2011, 2012 and 2013.

Corporate tax rates in Brazil were 34% in 2011, 2012 and 2013.

Corporate tax rates in Argentina were 35% in 2011, 2012 and 2013.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

The deferred tax balances included in the financial statements as of December 31, 2013 are calculated according to the new tax rates that were substantially enacted as of the reporting date and, therefore, comply with the above changes, as applicable to the Company.

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
Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an "industrial company", as defined by this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or rights to use a patent or intellectual property that are used in the enterprise's development or advancement, to deduct issuance expenses for shares listed for trading, and to file consolidated financial statements under certain conditions.

c.
The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments ("the Amendment"). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2013. The Company's may change its position in the future.

d.	Income (loss) before taxes on income:

	Year ended December 31,
	2013	2012	2011

Domestic	$10,116	$4,145	$(2,556)
Foreign	(1,848)	(690)	(1,913)

	$8,268	$3,455	$(4,469)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

e.
Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2013	2012

Reserves and accruals	$771	$615
Carryforward tax losses	32,007	26,928
Other temporary differences	1,727	1,620

Total deferred tax assets before valuation allowance	$34,505	$29,163

Valuation allowance (3)	(30,410)	(26,095)

Net deferred tax assets	$4,096	$3,068

Goodwill and other intangible assets	(9,290)	(6,244)
Other temporary differences	(214)	(227)

Total deferred tax liabilities	$(9,504)	$(6,471)

Total deferred tax Liabilities	$(5,408)	$(3,405)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2013	2012

Long-term Liabilities	$(5,408)	$(3,405)

	$(5,408)	$(3,405)

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2013	2012	2011

Income (loss) before taxes, as reported in the consolidated statements of operations	$8,268	$3,455	$(4,469)

Statutory tax rate	25%	25%	24%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$2,067	$864	$(1,072)
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	307	34	1,064
Operating carryforward losses for which a valuation allowance was provided	454	302	2,219
Realization of carryforward tax losses for which a valuation allowance was provided and change in valuation allowance in respect of deferred taxes	(799)	(501)	-
Profit raise from gaining control in subsidiary previously treated by the equity method	(825)	-	-
Nondeductible expenses and other permanent differences	133	160	172

	$1,337	$861	$2,383

f.
Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 88,530 (including a capital loss in the amount of approximately $ 34,667) as of December 31, 2013. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 278 as of December 31, 2013. The carryforward tax losses will expire from 2014 to 2016.

Carryforward tax losses of Shagrir totaled approximately $ 16,134 as of December 31, 2013. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 8,853 as of December 31, 2013. The carryforward tax losses will expire from 2014 to 2022.

Carryforward tax losses of Pointer Brazil totaled approximately $ 3,525 as of December 31, 2013. The carryforward tax losses have no expiration date.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

g.
Final tax assessments:

Tax assessments for the Company and Shagrir are considered final as of the 2009 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2007 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2009 tax year.

h.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2013	2012	2011

Current	$65	$14	$5
Deferred	1,272	847	2,378

	$1,337	$861	$2,383

Domestic	$1,320	$847	$2,378
Foreign	17	14	5

	$1,337	$861	$2,383

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2013	2012
Other accounts payable and accrued expenses:

DBSI (see Note 14f(2))	$53	$52

b.	Transactions with related parties:

	Year ended December 31,
	2013	2012	2011

Sales to affiliate (see Note 1g)	$596	$1,187	$410
Management fees to DBSI (see Note 14f(2))	$180	$180	$180
Sales to related parties	$41	$63	$65
Purchase from related parties	$2,219	$484	$5

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

 The Company applies ASC 280, Segment Reporting (formerly FAS 131, "Disclosures about Segments of an Enterprise and Related Information").

b.	The following presents segment results of operations for the year ended December 31, 2013:

	Cellocator segment	Pointer segment	Total

Segments revenues	$24,268	$81,990	$106,258
Intersegments revenues	(8,401)	-	(8,401)

Revenues from external customers	$15,867	$81,990	$97,857

Segments operating profit	$3,065	$4,890	$7,955

Segments assets	$36,513	$78,930	$115,443

Depreciation, amortization and impairment expenses	$291	$3,758	$4,049

Expenditures for assets	$135	$4,528	$4,663

The Pointer segment revenues include revenue from services in the amount of $ 63,141.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$7,955
Intercompany adjustments on intersegment sales	(1,909)

Operating income	$6,046

Segments assets	$115,443
Intercompany elimination	(1,779)

Total assets	$113,664

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents segment results of operations for the year ended December 31, 2012:

	Cellocator segment	Pointer segment	Total

Segments revenues	$22,660	$68,540	$91,200
Intersegments revenues	(6,368)	-	(6,368)

Revenues from external customers	$16,292	$68,540	$84,832

Segments operating profit	$1,731	$3,015	$4,746

Segments assets	$12,522	$85,003	$97,525

Depreciation, amortization and impairment expenses	$561	$4,985	$5,546

Expenditures for assets	$156	$3,877	$4,033

The Pointer segment revenues include revenue from services in the amount of $ 54,306.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$4,746
Intercompany adjustments on intersegment sales	342

Operating income	$5,088

Segments assets	$97,525
Intercompany elimination	(1,240)

Total assets	$96,285

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2011:

	Cellocator segment	Pointer segment	Total

Segments revenues	$24,199	$68,709	$92,908
Intersegments revenues	(6,990)	-	(6,990)

Revenues from external customers	$17,209	$68,709	$85,918

Segments operating profit (loss)	$(5,366)	$2,512	$(2,854)

Segments assets	$16,780	$74,146	$90,926

Depreciation, amortization and impairment expenses	$8,224	$4,486	$12,710

Expenditures for assets	$247	$4,198	$4,445

The Pointer segment revenues include revenue from services in the amount of $ 54,681.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$(2,854)
Intercompany adjustments on intersegment sales	241

Operating income	$(2,613)

Segments assets	$90,926
Intercompany elimination	(1,588)

Total assets	$89,338

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2013	2012	2011

1.	Revenues *):

	Israel	$68,735	$60,423	$61,498
	Latin America	16,422	12,611	12,856
	Europe	8,928	10,289	10,275
	Other	3,772	1,509	1,289

		$97,857	$84,832	$85,918

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2013	2012	2011

2.	Long-lived assets:

	Israel	$68,832	$58,200	$56,735
	Argentina	779	1,203	1,179
	Mexico	381	386	445
	Brazil	2,475	-	-
	Other	8	7	3

		$72,475	$59,796	$58,362

d.	In 2013, 2012 and 2011, none of our customer accounted above 10% of the Company's revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2013	2012	2011
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$42	$21	$15
	Interest on long-term loans to affiliate	21	67	-
	Foreign currency transaction adjustments	922	138	-
	Other		-	14

		985	226	29
	Expenses:
	Bank charges and interest expenses	1,335	1,631	1,620
	Foreign currency transaction adjustments	652	171	93
	Interest on long-term loans to others	39	24	64
	Interest on debenture	-	-	31
	Other	36	28	-

		2,062	1,854	1,808

		$1,077	$1,628	$1,779

b.	Other expenses (income), net:

	Capital loss (gain)	$-	$5	$(33)
	Profit raise from gaining control in subsidiary previously account for by the equity method	(3,299)	-	-
	Loss from sale of subsidiaries	-	-	110

		$(3,299)	$5	$77

NOTE 21:-	SUBSEQUENT EVENTS

a.
On January 15, 2014, the Company acquired the 45.5% interest in Shagrir Systems Ltd. ("Shagrir") that it did not previously own. As a result, the Company owns 100% of the share capital of Shagrir.  In consideration for the acquired interest in Shagrir: (i) the Company paid an aggregate of $ 7.8 million using credit facilities from banking institutions and (ii)  issued 994,357 Ordinary Shares to Shagrir’s selling shareholders. In order to finance the transaction Shagrir has been provided a loan of  $ 11.5 million from two banks.

b.
On March 9 2014, the Company completed a round of financing for the aggregate amount of $ 10.44 million, in consideration for 1.13 million of the Company's ordinary shares at a price per share of $ 9.25.

c.
On March 27, 2014, the Board of Directors resolved to issue to certain of the Company's employees, restricted shares units ("RSUs"), pursuant to which 41,800 of the Company's ordinary shares may be issued pursuant to the plan. The RSUs will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of NIS 3.00 per share.

POINTER DO BRASIL COMERCIAL S.A.

FINANCIAL STATEMENTS

AS OF 30TH. SEPTEMBER 2013,
31ST. DECEMBER 2012
AND 31ST. DECEMBER 2011

EXPRESSED IN U.S. DOLLARS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders
POINTER DO BRASIL COMERCIAL S.A..

1.
We have audited the accompanying balance sheets of POINTER DO BRASIL COMERCIAL S.A. ("the Company") as of 30th. September 2013 and 31st. December 2012, and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for the nine months period ended in 30th. September 2013 and for the years ended in 31st. December 2012 and 31st. December 2011, accompanied by explanatory notes, expressed in US Dollars. These financial statements are the responsibility of the Company’s management.   Our responsibility is to express an opinion on these financial statements based on our audit.

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

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of 30th. September 2013 and 31st. December 2012 and the results of its comprehensive income, changes in shareholders’ equity and its cash flows for the nine months period ended in 30th. September 2013 and for the years ended in 31st. December 2012 and 31st. December 2011  in conformity with U.S. generally accepted accounting principles.

4.
Without qualifying our opinion, we stress the fact that the statements of comprehensive income, of changes in equity and of cash flows, are being presented by comparing the nine-month period ended 30th September 2013 with fiscal years (twelve-month periods) ended 31st. December 2011 and 2012.  Our unqualified opinion on those statements were dated 21st March 2012 and 21st. May 2013, respectively.

São Paulo, Brazil,12th, February,2014.

/s/ Ricardo Julio Rodil

BAKER TILLY BRASIL
AUDITORES INDEPENDENTES S/S
CRC-2SP016754/O-1

RICARDO JULIO RODIL
ACCOUNTANT - CRC-1SP111444/O-1

POINTER DO BRASIL COMERCIAL S.A.

BALANCE SHEETS

In thousands of US Dollars

ASSETS	Note	September 30, 2013	December 31, 2012

CURRENT ASSETS

Cash and cash equivalents		780	682
Trade receivables (net of allowance for doubtful accounts of $263 and $ 282 at September 30, 2013 and December 31, 2012, respectively)	3	634	761
Other accounts receivable and prepaid expenses	4	232	218
Inventories		1,317	911
Total current assets		2,963	2,572

NON-CURRENT ASSETS
Long-term account receivables		604	736
Property and equipment, net	5	2,494	2,682
Total non-current assets		3,098	3,418

TOTAL ASSETS		6,061	5,990

LIABILITIES

CURRENT LIABILITIES

Loans from banks	7	141	170
Loans from shareholders	8	126	774
Trade payables	9	1,197	1,463
Other accounts payable and accrued expenses	10	1,234	1,192
		2,698	3,599

NONCURRENT LIABILITIES
Long-term loans from banks	7	184	276
Long-term loans from shareholders	8	1,313	711
		1,497	987
EQUITY
Share capital – paid in	12	7,267	7,267
Accumulated other comprehensive income		105	251
Accumulated deficit		(5,506)	(6,114)
		1,866	1,404

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		6,061	5,990

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A..

STATEMENTS OF COMPREHENSIVE INCOME

In thousands of U.S. dollars

		Nine months ended September 30,	Year ended December 31,	Year ended December 31,
	Note	2013	2012	2011

Revenues – Services Rendered		$6,977	$7,623	$3,802

Cost of Services Rendered		(4,143)	(4,810)	(3,833)

Gross profit		2,834	2,813	(31)

Operating expenses:
Selling and marketing		(605)	(458)	(994)
General and administrative		(1,309)	(1,557)	(2,065)

Operating income		920	798	(3,090)
Financial and other expenses, net	14	(108)	(231)	(55)

Income before taxes on income		812	567	(3,145)
Taxes on income	13	(204)	(324)	-

Net Income (Loss)		608	243	(3,145)

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

STATEMENTS OF CHANGES IN EQUITY

In thousands of U.S. dollars

	Share capital	Accumulated other comprehensive income	Retained earnings	Total
Balance as of January 1st , 2011	4,330	(150)	(3,212)	968

Issuance of shares	2,937	-	-	2,937

Comprehensive income:
Foreign currency translation adjustments	-	517	-	517
Net loss	-	-	(3,145)	(3,145)

Balance as of 31st. December 2011	7,267	367	(6,357)	1,277

Comprehensive income:
Foreign currency translation adjustments		(116)	-	(116)
Net income			243	243

Balance as of 31st. December 2012	7,267	251	(6,114)	1,404

Comprehensive income:
Foreign currency translation adjustments		(146)		(146)
Net income			608	608

Balance as of 30th. September 2013	7,267	105	(5,506)	1,866

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	Nine months ended September 30, 2013	Year ended December 31, 2012	Year ended December 31, 2011

Net income	$608	$243	$(3,145)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	532	653	332
Decrease (increase) in trade receivables, net	141	(1,093)	(432)
Decrease (increase) in other accounts receivable and prepaid expenses	(33)	19	(102)
Decrease (increase) in inventories	(507)	(199)	(609)
Increase in trade payables	(151)	115	1,324
Increase (decrease) in other accounts payable and accrued expenses	149	491	733
Decrease (increase) in other long term liabilities	(74)	(12)	(25)
Net cash provided by (used in) operating activities	665	217	(1,924)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(569)	(1,297)	(2,068)
Net cash used in investing activities	(569)	(1,297)	(2,068)

CASH FLOWS FROM FINANCING ACTIVITIES

Receipt of long-term loans from banks	-	1,956	472
Receipt of long-term loans from shareholders	114	-	(45)
Repayment of long-term loans from banks	(120)	(486)	3,609
Net cash provided by financing activities	(6)	1,470	4,036

Effect of exchange rate changes on cash and cash equivalents	8	(44)	(41)
Change in cash and cash equivalents	98	346	3

Cash and cash equivalents at the beginning of the period	682	336	333

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	780	682	336

The accompanying notes are an integral part of the financial statements.

POINTER DO BRASIL COMERCIAL S.A.

NOTES TO THE FINANCIAL STATEMENTS

 In thousands of U.S. dollars (except share and per share data)

1.	GENERAL

Pointer do Brasil Comercial S.A. ("the Company") was incorporated in Sao Paulo and commenced operations in August 2008.   The Company acts as an operator by bundling its products together with a range of services, predominantly in fleet management software licensing services..

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

The Company accrues allowances for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments.   These allowances are based on customer payment practices and history, inquiries and other financial information.   If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.   Bad debt expense, net of recoveries, for the nine months period ended in 30th. September 2013 was approximately $ 5.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.   Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and software	20-33
Office furniture and equipment	20
Motor vehicles	20
Installed products	20
Leasehold improvements	20

The Company periodically assesses the recoverability of the carrying amount of property and equipment, and provides for any possible impairment loss, based upon the difference between the carrying amount and fair value of such assets.   As of 30th. September 2013, no impairment losses have been identified.

g.	Provision for warranty:

The Company generally grant a one-year to three-year warranty for its products. Expenses due to settlements made during the  first none months of 2013 were 32$.

h.	Revenue recognition:

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

i.	Deferred income taxes:

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

As of 30th. September 2013, the Company did not record any liability for uncertain tax positions.   The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses.   For the nine months ended 30th. September 2013, the Company did not have any interest and penalties associated with tax positions.

3.	TRADE RECEIVABLES
	September 30,	December 31,
	2013	2012

Accounts receivable from customers	789	925
Accounts receivable from shareholders (Pointer Telocation Ltd)	108	118
Allowance for doubtful accounts	(263)	(282)

Trade receivables, net	634	761

4.             OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30,	December 31,
	2013	2012

Prepaid expenses	230	171
Taxes receivable	-	40
Advances to suppliers	-	4
Employees	2	3
	232	218

5.             FIXED ASSETS

	September 30,			December 31,
	2013			2012
	Acquisition cost	Accumulated depreciation	Net	Net	Annual depreciation rate %
Computers and SW	823	(369)	454	460	20-33
Office furniture and equipment	51	(29)	22	23	20
Motor vehicles	36	(26)	10	17	20
Installed products	3,005	(997)	2,008	2,182	20
	3,915	(1,421)	2,494	2,682

Changes in Acquisition Cost in the nine months ended 30th September 2013:

	December 31, 2012	September 30, 2013
	Acquisition Cost	Foreign Exchange Effect	New Acquisitions	Sales & Write-Offs	Ending Balance
Computers and SW	750	(63)	136	-	823
Office furniture and equipment	45	(4)	10	-	51
Motor vehicles	39	(3)	0	-	36
Installed products	2,818	(236)	437	(14)	3,005
	3,652	(306)	583	(14)	3,915

Depreciation expenses for the nine months ended September 30, 2013 were $493.

6.            INTERCOMPANY TRANSACTIONS

a. Accounts Receivable

	September 30, 2013	December 31, 2012

Pointer Telocation Ltd. (note 3)	108	118
Total Intercompany Accounts Receivable	108	118

b. Trade Payables

	September 30, 2013	December 31, 2012

Pointer Telocation Ltd. (note 9)	17	7
Total Intercompany Accounts Payable	17	7

c. Interest Paid

	September 30, 2013	December 31, 2012	December 31, 2011

Pointer Telocation Ltd.	39	17	-
Total of Paid Interests on Intercompany Loans	39	17	-

7.            CURRENT MATURITIES OF LONG-TERM AND LONG-TERM LOANS FROM BANKS

	Interest rate		September 30,	December 31,
	2013	2012	2013	2012
	% (Nominal APR)

Bradesco	17%	17%	28	12
HSBC	16%	16%	16	57
Santander	12%	12%	281	377
			325	446

Less - current maturities			(141)	(170)

Long-term			184	276

8.            LONG-TERM LOANS FROM SHAREHOLDERS

	Interest rate		September 30,	December 31,
	2013	2012	2013	2012
	% (Nominal APR)

Pointer Telocation Ltd.	14%	14%	462	316
Bracco do Brasil Ltda.	6%	6%	977	1,169
			1,439	1,485

Less - current maturities			(126)	(774)

Long-term			1,313	711

9.            TRADE PAYABLES

	September 30, 2013	December 31, 2012

Pointer Telocation Ltd.	7	7
Others	1,180	1,456
Total Trade payables	1,197	1,463

10.          OTHER CURRENT LIABILITIES

	September 30, 2013	December 31, 2012

Payroll accruals	453	200
Tax liability	121	240
Deferred revenue	464	578
Installation, commission expenses and other accrued expenses	196	174
Total other current liabilities	1,234	1,192

11.          COMMITMENTS AND CONTINGENT LIABILITIES

Rent expenses for the nine months ended September 30, 2013 were $104.

12.	SHAREHOLDER´S EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital as at 30TH.September 2013:

	Shares	Thousands of US$ equivalents
Shareholder	Subscribed	Subscribed	Paid-In Capital	Unpaid Capital
Bracco do Brasil Empreendimentos e Participações Ltda.	7.680.000	4,094	3,774	320
Pointer Telocation Ltd.	7.320.000	3,902	3,493	409
Total	15.000.000	7,996	7,267	729

13.          INCOME TAXES

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

The Company started its cycle of profitability from the fiscal year of 2012 which continued in the nine-month period ended in 30th. September 2013.   Considering the materiality of its income generation achieved and the perspective of service cancelation from one big customer, the Management believes that the provision for a significant portion of the deferred tax assets is required. As a result, the Company has accrued for impairment an amount equivalent to $1,279 outstanding at the end of the period.

Income Tax Benefit:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes.   Significant components of the Company´s deferred tax liabilities and assets are as follows, in thousands of US Dollars:

	September 30, 2013	December 31, 2012	December 31, 2011

Deferred tax assets:
NOLs at the tax rate	1,254	1,538	1,401
Other temporary differences	26	96	53
Gross deferred tax asset before valuation allowance	1,280	1,634	1,454
Valuation allowance	(1,280)	(1,634)	(1,454)
Net deferred tax assets	-	-	-

Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	September 30, 2013	December 31, 2012	December 31, 2011

Income (loss) before taxes, as reported in the consolidated statements of operations	812	567	(3,145)

Statutory tax rate	34%	34%	34%

Nominal tax expense on the above amount at the Brazilian statutory tax rate	276	193	(1,069)

Nondeductible temporal expenses and other	18	550	-

Operating carryforward losses for which a valuation allowance was provided in prior years (see above)	(90)	(419)	1,069

	204	324	-

Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately US$ 3,762 as of 30th. September 2013. The carryforward tax losses have no expiration date.

14.           SELECTED STATEMENT OF OPERATIONS DATA

		Nine months ended September 30, 2013
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	43
	Foreign currency transaction adjustments	-
	Other	21

		64
	Expenses:
	Bank charges and interest expenses	25
	Foreign currency transaction adjustments	5
	Interest on long-term loans to others	130
	Other	12

		172

		108