Form 20-F
period 2014-12-31
Pointer Telocation Ltd
filed 2015-03-31
CIK 920532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

☐ Yes ☐ No N/A

------------

2

3

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms "we," "us," "our" and the "Company" mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term "Pointer" means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. We conduct our operations through three main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management ("MRM") products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through our MRM segment, we act as an operator by bundling our products together with a range of services, including mainly stolen vehicle retrieval (“SVR”), fleet management, and car sharing. Through our roadside assistance ("RSA") segment we provide roadside assistance and emergency home repair services for sale to insurance companies, fleets, and individual customers. For further information, please see Item 4 —Information on the Company.

This Annual Report on Form 20-F, including, without limitation, information appearing under Item 4 – Information on the Company and Item 5 – Operating and Financial Review and Prospects, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at Item 3D—Risk Factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

We derived the following selected consolidated financial data for each of the years ended December 31, 2014, 2013, and 2012 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2011 and 2010 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31, 2014

(in thousands of U.S. Dollars – except weighted average number of ordinary shares,

and basic and diluted income (loss) per ordinary share)

	2014	2013	2012	2011	2010
Statement of Income Data:
Revenues:
Products	33,099	34,662	30,402	31,140	25,415
Services	72,191	63,195	54,430	54,778	48,448
Total Revenues	105,290	97,857	84,832	85,918	73,863
Cost of revenues:
Products	19,279	20,763	17,988	18,283	14,175
Services	50,461	45,497	38,573	37,249	31,264
Amortization of intangible assets	-	-	181	1,498	978
Total Cost of Revenues	69,740	66,260	56,742	57,030	46,417
Gross profit	35,550	31,597	28,090	28,888	27,446
Operating Expenses:
Research and development, net	3,390	3,244	2,716	3,082	2,532
Selling, general and administrative and other expenses	23,497	21,340	18,299	20,382	16,503
Amortization of intangible assets	994	967	1,987	8,037	1,774
Impairment of intangible and tangible assets	1,122	-	-	-	-
Total operating income (loss)	6,547	6,046	5,088	(2,613)	6,637
Financial expenses, net	2,424	1,077	1,628	1,779	1,976
Other (income) expenses	(232)	(3,299)	5	77	21
Income (loss) before tax on income	3,891	8,268	3,455	(4,469)	4,640
Taxes on income	(8,849)	1,337	861	2,383	1,524
Income after taxes on income	12,740	6,931	2,594	(6,852)	3,116
Equity in losses (gains) of affiliate	-	(340)	(38))	1,634	1,158
Net income (loss) from continuing operations	12,740	7,271	2,632	(8,486)	1,958
Loss from discontinuing operations, net	-	-	995	-	-
Net income (loss)	12,740	7,271	1,637	(8,486)	1,958
Net income (loss) attributable to non-controlling interest	(713)	951	434	41	828
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	13,453	6,320	1,203	(8,527)	1,130
Basic net earnings (loss) from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	1.81	1.14	0.35	(1.78)	0.24
Diluted net earnings (loss) from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	1.74	1.10	0.35	(1.79)	0.22
Basic weighted average number of shares outstanding (in thousands)	7,447	5,558	5,166	4,789	4,768
Diluted weighted average number of shares outstanding (in thousands)	7,727	5,697	5,166	4,789	4,834
Balance Sheet Data:
Total assets	111,004	113,227	95,376	89,338	103,430
Net assets (liabilities) of continuing operations	56,647	37,110	29,748	26,594	36,868
Working capital (deficit)	3,242	(12,644)	(10,523)	(14,928)	(15,093)
Shareholders’ equity	53,796	42,639	35,346	31,801	43,646
Pointer Telocation Ltd. shareholders	56,647	37,110	29,748	26,594	36,868
Non-controlling interest	(2,851)	5,529	5,598	5,207	6,778
Share capital	5,705	3,878	3,871	3,353	3,280
Additional paid-in capital	129,618	120,996	120,290	119,147	118,512

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31, 2014

	2014	2013	2012
Revenues
Products	31	35	36
Services	69	65	64
Total Revenues	100	100	100
Cost of Revenues:
Products	18.3	21.2	21.2
Services	47.9	46.5	45.5
Amortization of intangible	-	-	0.2
Total Cost of Revenues	66.2	67.7	66.9
Gross profit	33.8	32.3	33.1
Operating Expenses:
Research and development costs, net	3.2	3.3	3.2
Selling, general and administrative and other expenses	24.3	21.8	21.6
Total operating Expenses	27.5	26.1	24.8
Amortization of intangible assets and Impairment of long lived assets	2	1	2.3
Operating income (loss)	6.2	6.2	6
Financial expenses	2.3	1.1	2
Other income (expenses)	(0.2)	3.4	-
Income before tax on income	3.7	8.4	4
Taxes expenses (income)	(8.4)	1.4	1
Income after tax	12	7.1	3
Loss from discontinuing operations, net	-	-	1
Net income (loss) attributable to non-controlling interest	(0.6)	1	0.5
Net income attributable to Pointer Telocation Ltd. Shareholders)	12.8	6.4	1.5

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We conduct our operations through three main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services world-wide, and to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and South Africa by bundling our products together with a range of services (which varies in each country), including SVR services and fleet management, and car sharing services. Through our RSA segment, we provide roadside assistance to car fleets and individual customers.

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

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, adverse business conditions and liquidity concerns and business insolvencies. These events and the related uncertainty about future economic conditions, including adverse conditions in Europe, a significant market for Cellocator, following the debt crisis there in 2011 and the recent weakening of the Euro against the USD, could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition. If the current uncertainty in the general economy, the European economy in particular, and the automotive industries sector does not change or improve, our business, financial condition and results of operations could be harmed.

South African regulation of the private security industry may adversely affect our business. The Private Security Industry Regulation Amendment Bill (the "Bill") was approved by the National Assembly and the National Council of Provinces, and is awaiting, since March 2014, the final signature of the President in order to go into effect. The proposed Bill includes an amendment to existing law by requiring that all registered security service providers must have at least fifty-one percent (51%) of the ownership and control of the company exercised by South African citizens. The Bill has yet to be signed by the President and is currently contested by both South African and international stakeholders. If the Bill becomes effective in its current form, we would be forced to sell 51% of our holdings in our wholly owned South African subsidiary, which would adversely affect our South African operations.

Changes in practices of insurance companies in the markets in which we provide, and sell, our SVR and RSA and emergency home repair products services could adversely affect our revenues and growth potential.

      We depend on the practices of insurance companies in the markets in which we provide our SVR (Stolen Vehicle Recovery) services and sell our products. In Israel, most of the insurance companies either mandate the use of SVR services and products for certain cars, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. We also largely depend on the practices of insurance companies in the markets in which we provide our RSA services. The majority of our RSA customers are insurance companies, which in turn sell our RSA services to their policy holders as policy benefits. Other customers of our RSA services include among others, governmental (i.e. towing services ordered by police departments) and leasing fleets. Therefore, we rely on insurance companies’ continued practice of accepting vehicle location and recovery technology as a preferred security product.

If any of these policies or practices change, for regulatory or commercial reasons, or if market prices for these services fall, revenues from sales of our SVR and RSA services and products and emergency home repair services could decline, which could adversely affect our revenues and growth potential.

A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.

Our MRM products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, a reduction in sales of new vehicles could reduce our market for mobile resource management services and products. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices, or an increased difficulty in obtaining credit or financing in the applicable local or global economy. A decline in sales of new vehicles in the markets in which our MRM, RSA and Cellocator segments operate could result in reduced demand for our services and products.

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

    The integration of newly acquired businesses may not provide the benefits anticipated at the time of acquisition.

In line with our strategy to expand our operations and services into new and emerging markets, leveraging our existing know-how and infrastructure, in September 2014 we acquired Pointer SA (PTY) Ltd. (previously, "Global Telematics S.A. Proprietary Limited"), and may make future acquisitions. The price paid for these businesses is based upon their current cash flows, as well as the expected incremental cash flows that will be generated from increased revenues and lower costs that being part of Pointer will generate. Failure to realize these expected benefits and synergies could result in an impairment of the carrying value of the acquired business.

The introduction of services and products using new technology and the emergence of new industry standards and practices could negatively impact our business.

The wireless communications industry as a whole and specifically GPRS / UMTS is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including LTE, WiMax, personal communications services, specialized or customized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

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

The increasing availability of low cost handheld GPRS devices and smartphones may result in a decrease in the demand for our products by managers of small auto fleets or providers of low level services. The availability of such devices has expanded considerably in recent years. Any such decline in demand for our products could cause a decline in our revenues and profitability.

We depend on a small number of customers.

The customers which account for a significant part of the revenues of our subsidiary, Shagrir Group Vehicle Services Ltd. ("Shagrir Group"), are primarily Israeli insurance companies which offer our roadside assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. Although in 2014, none of our customers comprised over 10% of our total revenues, the loss of even a small number of our larger customers could materially affect our financial condition.

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

Our operations, including the provision of our MRM services segment and our Cellocator segment, rely on the use of information technology and any material security failure of that technology or cyber-attack could harm our business. Our operations, including our physical servers and certain applications, increasingly use cloud computing and to a lesser extent rely on server farms. By the end of the first quarter of 2015, we are expected to complete the transition of our international MRM core operations to cloud computing. Using remote computing resources carries a risk that unauthorized individuals could degrade or abscond with sensitive data or otherwise gain access to sensitive data. There are risks associated with the remote storage of data in installations that could be damaged, destroyed, seized, bankrupt, or otherwise no longer accessible. There are also concerns that Internet outages could result in data not being available when needed.

We have implemented cyber security controls, which involve the prevention, detection and recovery of data in the event of cyber security breaches. We perform regular effectiveness of control reviews of some of our systems as well as an annual external review of the degrees of effectiveness of the network security in our various departments. However, the internal controls we use over cyber security may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In the event of a cyber-attack, we could experience the corruption or loss of data, misappropriation of assets or sensitive information, including customer information, or operational disruption. This could result in substantial loss of revenues, response costs and other financial loss, and may subject us to litigation and cause damage to our reputation, for which we may not be covered under our current insurance policies.

The use of our products is subject to international regulations.

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by our Cellocator, MRM and RSA segments or by other operators, including the State of Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators and our MRM and RSA segments have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third party operators of our systems and products will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

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

During 2011 and 2009 we incurred a net loss. We may experience net losses in the future given the markets in which we operate. As a part of our strategy, we focus on the development of new businesses, products, technology and services in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

Pointer and Pointer do Brasil Comercial Ltda. have significant loans from banks and others which they are required to repay in accordance with strict schedules that they may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2014, Pointer do Brasil Comercial Ltda., or Pointer Brazil, had, in the aggregate, approximately $196 thousand in an outstanding loan from Bracco do Brasil Empreendimentos e Participações Ltda ("Bracco"). Should Pointer Brazil fail to repay the loan in accordance with the repayment schedule pertaining to the loan or if the lender refuses to amend the relevant repayment schedule, Bracco may realize certain liens that were created in their favor, which in turn may have a material adverse affect on Pointer Brazil's financial condition.

As of December 31, 2014, Pointer had, in the aggregate, approximately $11.8 million in outstanding loans from Bank Hapoalim B.M. ("Bank Hapoalim") and unutilized credit facilities of approximately $9.3 million from Hapoalim and Israel Discount Bank Ltd. ("Bank Discount"), and $6.6 million in outstanding loans from Bank Leumi le-Israel B.M. ("Bank Leumi"). Approximately $11.5 million of the above mentioned loans were provided in connection with the transaction in which the Company acquired the remaining interests in Shagrir Systems Ltd. ("Shagrir Systems") in January 2014. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim refuses to amend the relevant repayment schedule, Bank Hapoalim may realize certain liens that were created in its favor, which in turn may have a material adverse effect on Pointer's financial condition.

In May 2013 Pointer increased its credit facilities with Bank Hapoalim for an aggregate amount of $5.25 million, in order to finance its working capital. As of December 31, 2014, these credit facilities had not been utilized.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer. Please see Notes 11c and 11d to our consolidated financial statements for further information. – In connection with the merger with Shagrir Systems, Bank Hapoalim and Bank Leumi signed a pari passu agreement with regards to Pointer's liabilities to the banks according to which Bank Leumi received lien and covenants similar to those of Bank Hapoalim. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2014, Pointer was in compliance with the restrictive financial covenants.

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

For further information on the loans described above, please see Item 5B – Liquidity and Capital Resources and Item 10C – Material Contracts.

We may be required to record a significant charge to earnings if our goodwill or amortizable assets become impaired.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $50.9 million at December 31, 2014.

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

Our financial statements may not reflect certain payments we may be required to make to employees

In certain countries, we are not required to reflect future severance fees in our liabilities. In countries such as Argentina, Brazil, Mexico and South Africa, companies are not dedicating amounts to possible future severance payments. Nonetheless, in such cases, companies must pay the severance payment in cash upon termination the employment. We don’t have a provision in our financial statements and the expenses recorded upon termination. As a result, our financial statements may not adequately reflect possible future severance payments.

Some of our employees in our subsidiaries are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

Some of our employees in our subsidiaries are members of labor unions. If a labor dispute were to develop between our unionized employees, and us, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which can be time consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

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

If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. Finally, we must maintain the effectiveness of our internal controls following the integration of our recent acquisitions, such as Pointer Brazil and Pointer South Africa (see Item 4.A. - History and Development of the Company- Recent Developments), and to ensure our compliance with Sarbanes-Oxley and the related rules. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

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

   DBSI currently owns approximately 30.24% of our issued and outstanding shares or 28.66% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders. Our board of directors currently consists of seven members, of which three are affiliated with DBSI. As a result, DBSI has the ability to affect the decisions made by our full board of directors.

Risk Factors relating to our MRM segment

We may not be able to successfully compete in the extremely competitive markets for our services.

We face intense competition in every market in which we offer our services. Should any of our competitors successfully provide a broader, more efficient or otherwise attractive combination of services to insurance companies, automobile owners, fleets, and car sharing users, our business results could be materially adversely affected. For more information on our competitors, see Item 4B - Competition.

Due to the significant penetration of MRM services, such as stolen vehicle retrieval services, asset-tracking services and fleet management services, as well as the moderate overall growth of these markets in the countries in which they are provided, we anticipate that revenues from MRM sales will continue to increase in those countries. However, as a result of intense competition in those markets, we expect that our margins may decrease and the churn rate may increase.

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

Most of the MRM services, including stolen vehicle retrieval services, fleet management services, and services provided by our MRM segment are offered at monthly fixed price contracts, according to which we are paid a fixed price each month by our customers who subscribe to receive these services. Should operational expenses increase due to factors such as increased labor costs, communication cost over GPRS networks (SIM) or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future increases in the cost of components or labor costs, our fixed price contracts may not adequately cover our future outlays.

Risk Factors relating to our RSA segment

We may not be able to successfully compete in the extremely competitive RSA market for our services.

We face intense competition in every market in which we offer our services. Should any of our competitors successfully provide a broader, more efficient or otherwise attractive combination of services to insurance companies and automobile owners, in addition to such services as roadside assistance, our business results could be materially adversely affected. For more information on our competitors, see “Item 4B - Competition”.

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

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

We believe the importance of brand recognition will increase as the number of our services' users grows. If we fail to effectively enhance our brand recognition, we may not be able to attract new customers. Furthermore, for our business to be successful, we need to attract additional users of our services in addition to maintaining our current users. If we fail to attract new users, we may not be able to generate sufficient revenues to sustain our business and offer our services to our current customers, which could materially and adversely affect our financial position and results of operations. We also need to continue to enhance our brand awareness among insurance companies and automobile owners in order to build on our position as a leading RSA services provider.

While we plan to continue to enhance our brand recognition, we may not always be able to achieve our expected results or do so in a short period of time. If this happens, our business prospects, financial condition and results of operations may be materially adversely affected.

Risk Factors relating to our Cellocator segment

Manufacturing of products by our Cellocator segment is highly complex, and an interruption by suppliers, subcontractors or vendors could adversely affect our business, financial condition or results of operations.

The products that we market, distribute and sell through our Cellocator segment are either manufactured or assembled at our own facility in Israel or, in certain cases, manufactured, surface mounted on printed circuit boards and assembled through supply agreements with third party subcontractors in Israel and abroad. Since 2010, we have been transitioning certain elements of our manufacturing and assembly process to third party subcontractors abroad and in Israel and are continuing to transition more of the manufacturing and assembly process to subcontractors going forward. As a result, our control over the manufacturing process has been reduced to some degree and our dependence on third party manufacturers and producers has been increased. Consequently, as this transitioning continues, the number of factors over which we have only limited control will increase, which may have an adverse affect our future production and supply capabilities. Additionally, many of our products are the result of complex manufacturing processes, and are sometimes dependent on components with a limited source of supply. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Furthermore, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products. As a result, a failure to deliver by our subcontractors or vendors can result in decreased revenues. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations.

The growth of our business depends on the success of our current and new products.

Our growth depends on the continued success of our existing products, as well as the successful design and introduction of new products. For example, as is the case with any product intended to prevent vehicle theft, over time, there may be an increased ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our SVR, or anti-theft products (although it is difficult to verify this fact). An increase in the ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of those products could adversely affect demand for our SVR and anti-theft products, which would consequently affect our revenues.

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

Our revenues from consecutive end unit sales, future system upgrades, future infrastructure extensions and other sources, where applicable, are from countries in which third party operators, as well as the MRM segment acting as an operator, conduct stolen vehicle recovery and fleet management services and are therefore dependent on their penetration rate and successful sale growth as well as the operators’ continuous success and their continuous decision to offer these products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

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

Systems based on our products are currently installed worldwide and the majority of our products are sold outside of Israel. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we have experienced, and may again experience, the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic market or engaging with new customers;
•	difficulties in establishing operations in new jurisdictions;
•	foreign exchange controls and licenses;
•	trade restrictions;
•	changes in tariffs;
•	currency fluctuations;
•	economic or political instability;
•	international tax aspects;
•	regulation requirements; and
•	greater difficulty in safeguarding intellectual property.

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

Our ordinary shares are currently only traded on the NASDAQ Capital Market. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, our shareholders' ability to sell our ordinary shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2015 to February 27, 2015 was 16,149 shares on the NASDAQ Capital Market and the high and low bid price of our ordinary shares from January 1, 2015 to February 27, 2015 has been $7.94 and $8.32 respectively on the NASDAQ Capital Market. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au] and Wolframite (derivative of tungsten [W]). In August 2012 the SEC adopted annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements required due diligence efforts in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our suppliers will be able to comply with the requirements due to the size and complexity of our supply chain, it will take time for all of our suppliers to verify the origin of any conflict minerals. By using our supply chain due diligence processes and continuing our outreach efforts, we intend to continue developing transparency into our supply chain. The regulations may also reduce the number of suppliers who provide conflict-free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risk Factors Relating to Our International Subsidiaries' Operations

If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.

The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the codes of good practice and industry charters published pursuant thereto, collectively “BBBEE,” has established a legislative framework for the promotion of broad-based black economic empowerment. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013. We anticipate that the new BBBEE Codes, which will be transitioned in by April 2015, may negatively affect our BBBEE scorecards, which we believe may also be the case for our local competitors. There are currently many interpretation issues regarding the new BBBEE Codes, which may be clarified in the Technical Guidance Notes which are yet to be issued.

BBBEE objectives are pursued in significant part by requiring parties who contract with corporate, governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through satisfaction of an applicable scorecard. Parties improve their BBBEE score when contracting with businesses that have earned good BBBEE ratings in relation to their scorecards (this includes black owned businesses).

We have one contract which requires us to maintain a BBBEE rating level as measured under the original BBBEE scorecard. During 2015 we will attempt to renegotiate this contract under the new BBBEE code. It is hard to evaluate the expected value of this contract of our total revenue for fiscal year 2015, as we are uncertain what the new code for 2015 will be like and whether we will be like.

Failing to achieve applicable BBBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers in South Africa that could materially and adversely affect our business, financial condition and results of operations.

The Argentine government may enact or enforce measures to preempt or respond to social unrest or economic turmoil which may adversely affect our business in Argentina.

Our subsidiary, Pointer Argentina S.A., operates in Argentina, where government has historically exercised significant influence over the country’s economy. In recent years, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the General Workers' Union in Argentina and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business.

Risk Factors Relating to Our Operations in Israel

Political, Military and Economic Conditions in Israel affect our operations.

We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir Group, the MRM segment and the Cellocator segment, are located in Israel, as well as the majority of the business activities of Shagrir Group, MRM segment and the manufacturing operations of our Cellocator segment, which account for the majority of our revenues. Consequentially, we are directly affected by the political, military and economic conditions affecting Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and continued sporadic missile launching from the Gaza strip to Israel. Thereafter, in November 2012 and July 2014, there were additional armed conflicts, involving attacks by hundreds of missiles fired from the Gaza Strip against the Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. Any damage to our Israeli facilities would damage our ability to manufacture our products and could otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations. More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  During the last several years, several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

Any downturn in the Israeli economy may also have a significant impact on our business. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of Shagrir Group may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our SVR services significantly depend on Israeli insurance companies mandating subscription to a service such as ours. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business and trade activity with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2014, the NIS depreciated in value in relation to the U.S. Dollar by 11.6%. As of December 31, 2014, our revenues in NIS accounted for approximately 67% of our total revenues in 2014. Loans and utilized credit facilities in the amount of approximately $17.4 million, constituting approximately 85% out of our total loans and credit facilities, are also denominated in NIS. Approximately 75% of our expenses (primarily labor expenses of the operations of our Cellocator segment and RSA segment in Israel) are incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, as of December 31, 2014, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real, Mexican Pesos and South African Rand. Loans and credit facilities in the amount of approximately $2 million, constituting approximately 10% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2012 we entered into a foreign currency hedging transaction in order to partially manage the risk related to salary expenses. In 2013, in connection with our acquisition of Pointer Brazil, we entered into a foreign currency hedging transaction in order to partially manage the risk related to Brazilian Real. In 2014 we did not enter into any foreign currency hedging transactions. See Item 4.A. - History and Development of the Company- Recent Developments. Therefore, to the extent that our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

There can be no assurance that we will not incur losses from such fluctuations in the future.

For further discussion of the fluctuation of the U.S. Dollar to the NIS, please see Item 5 - Operating and Financial Review and Prospects, and Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

We may be adversely affected by a change of the Israeli, Brazilian, Argentinian and South African Consumer Price Index.

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2014, we had outstanding loans in the amount of $0.4 million linked to Israeli CPI. Therefore, we are exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the workday, pension contributions, insurance for work-related accidents, and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2014, we did not increase the salaries of our employees in Israel due to an increase in inflation. However, due to new legislation, between April 2015 and April 2018, the minimum wage in Israel shall gradually increase from NIS 4,300 to NIS 5,000. This increase shall have an effect on our cost of operations in Israel. In Brazil, Argentina and South Africa, we are facing a similar situation, and accordingly, in 2014, due to an increase in inflation, we increased the salaries of some of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

We may not be eligible for programs or to receive grants provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

We have received certain grants and programs from the Israeli Government, such as the India-China Fund of the Ministry of Economy. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, we may have to refund payments previously received under these programs or pay fines.

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

In addition to our company's principal place of business as described above, the headquarters of our new subsidiary Shagrir Group Vehicle Services Ltd. are located in Holon, Israel; the headquarters of our subsidiary Pointer Argentina S.A., or Pointer Argentina, are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico are located in Mexico City, Mexico; the headquarters of our subsidiary Pointer do Brasil Comercial Ltda. or Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary, Pointer Telocation Inc., are located in Florida, USA; the headquarters of our subsidiary, Pointer Telocation India, or Pointer India, are located in Maharashtra, India; the headquarters of our subsidiary, Pointer SA (PTY) Ltd., or Pointer South Africa, are located in Cape Town, South Africa, and the headquarters of our subsidiary Car2Go Ltd. are located in Tel Aviv, Israel.

We are a leading provider of advanced command and control technologies for MRM in the automotive and insurance industries.

In 2001, the Company purchased shares in Pointer Argentina (previously known as Tracsat S.A. and Pointer Localization Y Asistencia S.A.), a corporation incorporated in Argentina. The Company currently holds 93% of the shares in Pointer Argentina.

Until 2003, our business focused primarily on the development, manufacture and sale of stolen vehicle retrieval devices based on radio frequency and sale of software for command and control centers. In April 2003, our management decided to strategically focus on providing a range of additional services to automobile owners and insurance companies.

This strategy was implemented in the following years through several acquisitions in Israel and Argentina, and the establishment of subsidiaries and affiliates in Mexico, Brazil and South Africa. We also completed the acquisitions of Pointer Brazil in October 2013 and Shagrir Systems in January 2014 by acquiring all of the outstanding shares of each that we did not previously own and we completed the acquisition of Pointer SA (PTY) Ltd. in South Africa in September 2014.

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.

In August 2008, we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brasil Comercial S.A. As of December 31, 2012, we hold 48% of the share capital of Pointer Brazil with an option to acquire additional 4%. On October 14, 2013 we completed the acquisition of Pointer Brazil by acquiring the outstanding shares that we did not previously own. We now hold 100% of Pointer Brazil. As of March 2014, Pointer do Brasil Comercial S.A. changed its legal form from a corporation to a limited liability company (LLC), and its trading name from Pointer do Brasil Comercial S.A, to Pointer do Brasil Comercial Ltda. In May 2014 Pointer do Brasil Comercial merged with Pointer do Brasil Participações Ltda. As a result of this merger, we now hold 100% of Pointer do Brasil Comercial Ltda. See Item 4.A. - History and Development of the Company- Recent Developments.

In October 2008, we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

On May 14, 2009 Shagrir Systems purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. As part of the terms of the acquisition, in 2010, Shagrir Systems provided Car2go with a loan in the amount of up to approximately $1.5 million (consisting of $241,000 in cash and $1.2 million in services), originally required to be repaid in a quarterly installments commencing on May 15, 2013. The loan is linked to the Israeli CPI and bears an interest rate of 4%. In May 2013, Shagrir Systems and Car2go agreed to extend the commencement date of the loan repayment to January 1, 2014. In April 2014, Shagrir Systems and Car2go agreed to further extend the commencement date of the loan repayment to March 1, 2016 and as of April 1, 2014 the rate of interest was increased to 6%.

In October 2011, Shagrir Systems signed a definitive agreement to acquire the activities, intellectual property and goodwill of K.S. Operation Centers for Vehicles Ltd., an Israeli chain of car repair garages. The consideration of NIS 12 million for the acquisition was paid in January 2012 in accordance with an amendment dated January 1, 2012. Shagrir Group leverages the acquired chain of car repair garages as a complementary service for its array of roadside services.

On February 28, 2012, Shagrir Systems signed an agreement with Car2go, pursuant to which Shagrir Systems invested NIS 3 million in services in consideration for 3,807 ordinary shares of Car2go ("Investment Agreement"). Following the issuance, Shagrir Systems held 58.46% of Car2go. However, the terms of the agreement provided that if there was no additional investment in Car2go by a third party within two (2) years from the date of signing, Shagrir Systems's holding would be increased to 62.31%. On February 28, 2014, pursuant to the Investment Agreement, Car2go issued an additional 2,542 ordinary shares to Shagrir, which together with its previous holdings, constitute 62.31% of the share capital of Car2go. Please see Item 4.B. Business Overview for further information on the activities of Car2go. On April 9, 2014, Shagrir Systems provided Car2go with a convertible loan in the amount of NIS 3 million bearing interest at an annual rate of 7%. The loan is repayable in twelve quarterly installments commencing on the second anniversary of the loan.

As a result of the Company's acquisition of Cellocator and following a determination by the Company's management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. In connection with our Reorganization (as defined below) in December 2014, the Company's management determined to control and manage the results of the Company's business in three operating segments.

1.	In our Cellocator segment we design, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 50 countries, as well as to our MRM segment and sell other supplement products.
2.	Our MRM segment acts as an operator primarily in Israel, Brazil, Argentina, Mexico and South Africa by bundling our products together with a range of MRM services, including fleet management, asset tracking services and stolen vehicle retrieval services.
3.	Our RSA segment acts as an operator in Israel, providing roadside assistance services and emergency repair services for sale primarily to automotive and insurance companies. See Item 4.B. – Business Overview for a further description of our business segments.

In May 2012, we established a wholly-owned subsidiary in India, Pointer Telocation India, in order to introduce our Cellocator segment portfolio of products to the Indian market.

Following the acquisitions we made in Israel, the operations of our MRM and RSA segments and the technology manufacturing of our Cellocator segment are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future. Please see Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources for a discussion of our capital expenditures and divestitures.

In January 2014, we completed the acquisition of Shagrir Systems by acquiring the outstanding shares that we did not previously own. On December 30, 2014, we completed the transfer of RSA segment, assets and liabilities of Shagrir Systems into a new wholly owned subsidiary, Shagrir Group. Following this transfer, Shagrir Systems, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into Pointer effective as of December 31, 2014 (the “Reorganization”). We intend, subject to the applicable legal requirements, to distribute the shares of Shagrir Group to our shareholders as a pro rata dividend in kind and to use our best efforts to register such shares for trade on the Tel Aviv Stock Exchange.

B.	BUSINESS OVERVIEW

A. General

Pointer Telocation is a leading provider of mobile resource management (MRM) products and services for the automotive, insurance industries and other mobile tracking markets (such as cargo, assets, containers, etc.). Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset tracking; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. Our services segment MRM, offers a range of services including inter alia: asset tracking; fleet management services; and stolen vehicle retrieval services (SVR). MRM services are provided primarily in Israel, Brazil, Argentina, Mexicoand South Africa and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

Other services provided by the RSA segment in Israel include RSA services, emergency home repair services and automotive garage repairs mainly for insurance companies, fleets and individual private customers. In 2014, revenues generated by our Cellocator products segment accounted for 23% of group revenues, revenues generated by our MRM services segment made up 53% of group revenues and revenues generated by our RSA services segment made up 34% of group revenues (including 10% intersegment revenues).

MRM Segment

Our MRM services segment currently provides the following range of MRM services:

(i)	Asset tracking services

Our asset tracking services in Israel, Argentina, Mexico, Brazil and South Africa provide MRM services to assets both with and or without an onboard power supply. Accordingly these MRM devices include an energy management feature which is relayed to the command and control software that monitors the resources.

(ii)	Fleet management services

Our fleet management services in Israel, Argentina, Mexico, Brazil and South Africa are predominantly based on cellular communication, GPS location tools and web-based applications providing connectivity to the vehicle via products manufactured by our Cellocator segment. Our customers monitor their fleet vehicles using a web-based application that can monitor various parameters such as (but not limited) vehicle location, speed and other inputs, driver behavior, and can receive reports and alerts, either automatically or upon request wirelessly via the internet, GPRS or an SMS.

(iii)	SVR services

We provide SVR services predominantly in Israel and Argentina, and to a lesser extent in Mexico, Brazil and South Africa.

We provide MRM services in Israel through Pointer and abroad through our local subsidiaries Pointer Argentina, Pointer Mexico, Pointer Brazil and Pointer South Africa respectively. In providing MRM services Pointer purchases products manufactured by our Cellocator segment and by third party operators, mainly accessories, such as alarm systems.

(iv)	Car sharing services

On May 17, 2009, Shagrir Systems purchased 51% of the share capital of Car2go, an Israeli company that offers flexible car sharing services in urban areas in Israel. Car2go operates a fleet of vehicles (as referred to above), which are strategically positioned in various reserved parking spaces mainly in the Gush Dan or central area in Israel. Subsequence to the Reorganization in December 2014, Pointer now holds the 62.31% interest in Car2go directly. Members of the car-sharing service have access to a diversified range of vehicles to suit their needs. Car2Go uses Pointer technology involving a swipe card system for entry to vehicles, this system reports usage data back to the head office for billing purposes. When members no longer need to use the car, they return the car to its reserved parking space and the central system records their usage accordingly. Cars can be used for a few hours or a few days, with members only paying for their usage thus avoiding any long-term commitment or the overheads associated with owning a vehicle. As of February 2015, Car2go owned 39 vehicles which are used to provider car sharing services.

RSA Segment

Our RSA services segment currently provides the following range of services:

(i)	Roadside assistance services (RSA)

We provide RSA services including towing services, temporary vehicle replacement services, mobile automobile repair services, as well as vehicle body work and replacement parts installation services. We provide these services through our subsidiary Shagrir Group, which operates in Israel.

As of February 2015, Shagrir Group owned 77 service cars, mobile garages and towing vehicles and 107 replacement vehicles. Shagrir Group's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir Group's control center, which is connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir Group; however, during periods of high demand, Shagrir Group uses independent subcontractors who render these services on behalf of Shagrir Group.

Primary subscribers of our RSA services are referred to Shagrir Group by Israeli insurance companies. To a lesser extent, additional subscribers are comprised of fleet vehicle customers and private customers. Upon subscription, our RSA services are generally available to the subscriber twenty-four hours a day, every day, depending on the type of insurance policy and the terms of the service contract with Shagrir Group.

(ii)	Emergency home repair and other services

Since 2007, Shagrir Systems, through one of its operating units, provides insurance-related household plumbing repair services for insurance companies, including, among other things, installation, water damage repair, and replacement of water heaters. These services are now provided by Shagrir Group.

Cellocator Segment

Our Cellocator segment designs, develops and produces market leading customizable MRM products that utilize various Radio Frequency (RF) and Cellular (GSM/GPRS/UMTS) communication technologies. Cellocator products are both sold and distributed to our MRM segment in Latin America and Israel and South Africa, as well as third party operators all over the world. Both Pointer and third party operators typically bundle our products with the services provided.

Cellocator develops, manufactures and distributes the following products:

(i)	Fleet management products

Our fleet management products: enhance the utilization of fleet vehicles and other mobile resources, minimize operational costs for example through fuel savings and efficiency; and provide detailed statistics on multiple aspects of vehicle usage to minimize repair and maintenance costs by helping a fleet managers spot critical issues in advance. Fleet management products also include remote monitoring and control solutions that are included as part of our SVR product line (as mentioned above) such as the CCC and communications infrastructure. We also provide operators with end units that once installed in a vehicle provide online monitoring of the operating parameters of a fleet vehicle as well as details on driver behavior. These units retrieve and relay data utilizing various sensors that are installed in the vehicle. Technologies relied upon for these aspects include: RS-232; CAN bus and OBDII, standard One-wire (Dallas) serial communication, analog and discrete I/O ports etc. Reports summarizing results are fed back to fleet managers through web-based or OS-based monitoring and management location applications.

In addition, we provide web access required for the execution of vehicular and fleet management operations. All our fleet and asset management services are offered as SaaS (Software as a Service) model (the “Pointer Fleet”). Pointer Fleet delivers a complete web offering for commercial fleet operators, which enables them to effectively and efficiently manage their day-to-day fleet activities. Pointer Fleet enables improving and maintaining high ratio of fleet utilization, reduced operational costs and fast ROI for vertical markets such as, trucking, distribution and logistics, government and municipalities etc.

(ii)	Asset tracking products

Our line of asset tracking products are designed to track and monitor cargo transported in trailers and containers and or specialized equipment used for construction or agricultural purposes. Our products include tracking, communication and maintenance capabilities, providing enhanced functionality for advanced asset tracking and monitoring of both mobile assets and assets without a constant power supply. Through successful tracking and monitoring of assets, Cellocator products help our customers minimize in many cases otherwise unavoidable financial losses relating to the loss, theft or damage to their aforementioned assets.

(iii)	Stolen vehicle retrieval (SVR) products

Our SVR products are designed to prevent vehicles from being stolen and enable their retrieval through co-operation with law enforcement and private security agencies. Our products incorporate either a Frequency Hopping spread spectrum technology (FHSS) in the ISM frequency band, intended for self-deployed wide area networks (WAN), or Cellular/ GPS technology communication systems in order to offer a total remote vehicle monitoring and retrieval solution.

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

Cellocator distributes and sells products to our MRM segment and to third party operators and distributors in 50 countries worldwide. Third party operators that purchase cellular monitoring units, command and control software or our fleet management application products provide their customers services that are based on our products in their designated territories and in their licensed coverage area. They control the sales and marketing of the products as well as the accompanying services to their final customers pursuant to their specific business focus.

B. Sales and Marketing

Our stolen vehicle retrieval (SVR) services in Israel are marketed primarily through vehicle importers and, to a lesser extent, through fleet vehicle operators, leasing companies and private individuals. Our MRM services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. Our fleet management services are marketed primarily to commercial fleets through our in-house sales and marketing team.

Data captured by the sales and marketing team from sales to insurance companies and agents, fleet vehicle customers and private customers is accordingly analysed and used to formulate future sales and marketing strategies.

Brazil, Argentina, Mexico, and South Africa

Our Brazilian, Argentinean Mexican and South African subsidiaries (Pointer Brazil, Pointer Argentina, Pointer Mexico and Pointer South Africa, respectively), employ in-house sales and marketing teams as well as third party contractors and distributors that focus their efforts on sales and marketing to fleet operators and asset management companies.

We develop comprehensive solutions to customers leveraging our in house technology in Cellocator to provide competitive solutions, to maintain customer’s loyalty and decrease churn. As a result, our customers get access to their data which is stored in our servers and BI reports which we develop.

The company services are largely based on cloud computing and we intend to continue to invest in, and use, cloud computing.

RSA Segment

Israel

Shagrir Group's sales and marketing team is predominantly focused on promoting roadside assistance (RSA) and towing services subscriptions, which are sold via Israeli insurance companies and, to lately at bigger extent, directly to fleet vehicle customers.

Cellocator Segment

We employ an in-house sales and marketing team that sells our products to operators in various countries either directly or through distributors. In addition, we have established local sales offices in countries such as the United States, India, Colombia and Mexico.

C. Patents and Licenses; Government Regulation

In Israel, we are not dependent on any patents or licenses that are material to our business or profitability, with the exception of the following licenses:

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2015; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2015.

As part of the Reorganization, the renewed licenses in 2015 were issued on behalf of Shagrir Group.

Fleet management services are based entirely upon Cellular Monitoring Units and therefore require no specific governmental licenses.

In May 1996, Shagrir Systems was granted an operational license from the Ministry of Communications in Israel to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis and has been transferred to Pointer following the Reorganization.

Pointer Argentina obtains domestic licenses for the deployment of our SVR operation in Argentina and local operators are required to obtain a specific license for their operations.

We are currently registered by the Federal Commission in Mexico to provide our services.

Our South African subsidiary is currently registered as a security service provider under the Private Security Industry Regulation Act, 2001.

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

D. Competition

MRM Segment

In Israel, in the stolen vehicle retrieval (SVR) and fleet management market, our main direct competitor is Ituran Location & Control Ltd. ("Ituran"). In the fleet business, we face competition from Ituran, ISR, Trafilog and other smaller companies.

Our primary competitors in the stolen vehicle retrieval services market in Argentina are LoJack Corporation ("LoJack") and Ituran. In the fleet management services market, our prime competitors in Argentina are Megatrans SA and Sitrack.com Argentina SA, while in Mexico, we face competition mainly from Qualcom, CSI, Encontrack, Copolito, Unicome and UDA.

In Brazil, we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA and Qualcomm Inc. ("Omnitracs"). In the fleet management services market most competitors are focused on the provision of low or entry level vehicle monitoring services and solutions. Fewer competitors operating in these countries compete on like-for-like basis with our Pointer Fleet solution, which offers more sophisticated analytics, reporting, diagnostics and driving pattern tracking that relies upon an active management approach. Nonetheless, the higher-end market in which we do compete is relatively competitive and we have witnessed the recent penetration of international companies, such as Mix Telematics and Telogis, to Brazil.

In South Africa we face competition mainly from Mix Telematics, C-Track (Digicore) and Cartrack.

In Mexico we face competition mainly from Omnitrack, Copiloto and Ubicamovil.

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

RSA Segment

In Israel, our primary competitors providing RSA and towing services are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd., MEMSI, and Shlomo-SIXT Road Side Services & Garages Ltd. In addition, other companies which provide assistance services through insurance companies may attempt to compete with us.

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

In Europe and Latin America, our Cellocator products segment predominantly sells GPS/Cellular based vehicle devices. Relatively strong competition exists within the GPS/Cellular field. Here, competing manufacturers are introducing competitively priced vehicle devices with varying performance features. Our primary competitors in the GPS/Cellular based vehicle device market in Americas include Calamp, Skypatrol LLC, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd. and Portman Security System International Co. Ltd. Our competitors in Europe principally include: Ruptela, GPS Tracking Network Inc. (Enfora); Uab Teltonika; Falcom GmbH; Skope Solutions; and Digicore Holdings Ltd and Queclink worldwide. Lately we face competition from Chinese companies such as Queclink.

E. Seasonality

Both our Cellocator products segment and MRM Services segment are not significantly seasonal. However, our RSA segment, towing and replacement vehicle services provided in Israel are moderately seasonal and are impacted largely by changing weather conditions. Our RSA segment usually receives more service calls on heavy winter and summer days and fewer service calls on spring and fall days. Such seasonality has a material effect on the cost of our RSA services.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 3 - Selected financial data. The following is a breakdown of our revenues (in US dollars) by category of activity, including the percentage of our total consolidated sales for each period:

41

	2014		2013		2012
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
MRM Services:	53%	55,911	47%	46,309	42%	35,985
RSA Services:	34%	36,168	36%	35,681	38%	32,555
Cellocator Products:	23%	24,063	25%	24,268	27%	22,660
Intersegment elimination	(10)%	(10,852)	(8)%	(8,401)	(7)%	(6,368)
Total:	100%	105,290	100	97,857	100	84,832

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2014		2013		2012
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	67	70,267	70	68,735	71	60,423
Latin America	21	22,130	17	16,422	15	12,611
Europe	6	5,891	9	8,928	12	10,289
Other	6	7,002	4	3,772	2	1,509
Total	100	105,290	100	97,857	100	84,832

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY

Argentina	Pointer Argentina S.A. (1)
Israel	Shagrir Group Vehicle Services Ltd. (2)
Mexico	Pointer Recuperacion Mexico S.A. (3)
Brazil	Pointer do Brasil Comercial Ltda.(4)
USA	Pointer Telocation Inc. (5)
India	Pointer Telocation India (6)
Israel	Car2go Ltd. (7)
South Africa	Pointer SA (PTY) Ltd. (8)

(1)	We hold 93% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 100% of the issued and outstanding shares of Shagrir Group.
(3)	We hold 74% of the issued and outstanding shares of Pointer Mexico.
(4)	We hold 100% of Pointer Brazil.
(5)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation India.
(7)	We hold 62.31% of the issued and outstanding shares of Car2Go Ltd.
(8)	We hold 100% of the issued and outstanding shares of Pointer South Africa.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities of Cellocator segment are located at 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel (a central suburb just outside of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $294,000. Pointer Argentina’s offices and operations facility is located in Buenos Aires, Argentina. Pointer Argentina currently leases 625 square meters (including 225 square meters used by its installation centers) with an annual lease payment of $119,000. Shagrir Group’s offices and main operations facility is located in Holon, Israel. Shagrir Group currently leases 5,820 square meters in Holon with annual rental fees of approximately $374,000. MRM segment in Israel operate from the location as Shagrir Group in Holon. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 759 square meters with an annual lease payment of $163,000. As part of the purchase by Shagrir Systems of the activity of K.S. Operation Centers for Vehicles Ltd. in October 2011, Shagrir Systems leased a chain of car repair garages located in Holon, Raanana, Jerusalem, Ashdod and Tel-Aviv Israel, totaling 7,246 square meters, with an annual lease payment of $445,000. For further information, please see Note 14d of our consolidated financial statements. Pointer South Africa offices and operations facility are located in Cape Town, Midrand and Durban South Africa. Pointer South Africa currently leases 1,618 square meters with an annual lease payment of $226,000.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. – Key Information–Risk Factors

Overview

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through three main segments: (i) Cellocator Segment, (ii) MRM segment and (III) RSA segment. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Brazil, Argentina, Mexico, and South Africa by bundling our products together with a range of mobile resource management services, including stolen vehicle retrieval services and fleet management services. In Israel, our RSA segment provides RSA services for sale to insurance companies, fleets and individual customers.

Our revenues are principally derived from (i) rendering services through our MRM and RSA segments and (ii) sales of our systems and products through our Cellocator segment, as well as through our MRM segment which bundles our products in the services it offers.

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

Following our acquisition of Cellocator Ltd. in 2007, the acquisition of the remaining 51.2% of the issued share capital of Pointer Brazil in 2013, and the acquisition of the remaining 45.5% of the issued share capital of Shagrir Group in2014, the acquisition of Pointer South Africa, and the Company’s Reorganization as of December 30, 2014, we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2014 were $70.3 million, which constituted approximately 67% of our total revenues, in comparison to $68.7 million in 2013, which constituted approximately 70% of our total revenues. In 2014, our revenues from international customers were $35 million, which constituted approximately 33% of our total revenues, in comparison to $29.1 million in 2013, which constituted approximately 30% of our total revenues.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $50.9 million and $58 million as of December 31, 2014 and 2013, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions. See also Item 5 - Costs and Expenses for further discussion on the impairment loss recorded in 2011.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $3.4 million, $3.2 million and $2.7 million in the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

Business Challenges / Areas of Focus

Our primary areas of focus and business with respect to each of our segments include:

MRM segment

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;
•	Penetrating new markets, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services;
•	Penetrating new territories;
•	Vertical markets such as trailers ad containers;
•	Achieving operating profitability of our MRM segment affiliates by increasing the number of subscribers using our technology; and
•	Expanding the services generated by car sharing.

Cellocator segment

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;
•	Enhancing and diversifying the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets in which we already conduct actives; and
•	Penetrating new markets, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services.

RSA segment

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;
•	Expanding the services generated by roadside assistance;
•	Efficiency - due to high competition without technology barrier and as a result of prices erosion the RSA segment has to keep working with high efficiency; and

•	Vertical markets such as, trucking, distribution and logistics, government and municipalities

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment's sales of products manufactured by us and by third parties to our MRM segment subsidiaries in Israel, Latin America and South Africa and to third party operators worldwide. In addition, we generate revenues through our MRM segment from sales of products that are bundled together with our services. In 2014, as a result of very intense worldwide competition in the products market, we continued to face price erosion that was partially offset by operational efficiency, cost reduction and mostly compensated by an increase in volumes and presenting new products. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we intend to continue to introduce new products to the market with higher margins and to continue in our cost reduction efforts of our product components.

Services

We generate revenues through our MRM and RSA segments from sales of our services primarily by our subsidiaries in Israel, Latin America and South Africa.

In our MRM segment, the services include mainly mobile resource management, and other value added services. A majority of our revenues consist of subscription fees paid to us by our customers, which include both commercial companies and individuals.

In our RSA segment, the services include roadside assistance. A majority of our revenues consist of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2014 and 2013, due to very intense competition in the Israeli market, we faced price erosion that was partially offset by operational efficiency and cost reduction. Due to very intense competition in the Israeli market, we expect continuous price erosion in this market that may affect our business.

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

Cost of revenues referring to services consists primarily of the operational costs of MRM, which mainly include salaries and employee benefits, subcontractors, system maintenance, end unit installation, system communications, security and recovery.

Cost of revenues referring to services consists primarily of the operational costs of RSA, which mainly include salaries and employee benefits, subcontractors, costs related to towing, mobile automobile repair vehicles and replacement vehicles and the depreciation of fixed assets.

No impairment losses were recorded in 2014.

     Operating Expenses

Research and Development Expenses.

Research and development expenses consist primarily of salaries and employee benefits, subcontractors and consulting in connection with our next generation products.

Selling and Marketing Expenses.

Selling and marketing expenses consist primarily of expenses for salaries and employee benefits, sales commissions and other selling and marketing activities. We may also incur expenses in connection with independent contractors.

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

Impairment of intangible asset

No impairment losses were identified in 2013 and 2012.

In 2014, as a result of the Reorganization, Shagrir concluded that an enterprise resource planning (ERP) asset would not be usedand that certain motor vehicles would be sold and therefore are classified as held for sale. As a result, the Company recorded an impairment charge in the amount of $0.6 million related to the ERP system and the motor vehicles.

In addition, as a result of an annual impairment test, the Company fully impaired the Car2go goodwill by $0.5 million.

These amounts were recorded in the 2014 Consolidated Statement of Operation under the captions "Impairment of intangible and tangible assets".

Financial Income (Expenses), Net.

Financial expenses consist mainly of bank charges and interest expenses, foreign currency transaction adjustments, revaluation of derivative instruments, devaluation of the NIS against the USD of cash and bank deposits in NIS and others. Financial income consists of interest on short-term bank deposits.

Other Expenses, Net.

Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Tax expenses.

Tax expenses consist of taxes on the income of our business, and deferred income taxes. See Item 10.E – Taxation and Government Programs for further information on taxation applicable to us.

Loss from discontinued operations, net

On August 1, 2012, Shagrir Systems signed an agreement to sell Shagrir Systems's entire holdings in TMC to Gastech for its par value. In addition, Shagrir Systems sold its right to receive payments with respect to a loan, which Shagrir Systems had provided to TMC LP in the amount of NIS 2.5 million. During the period the partnership recorded impairment of goodwill and intangible assets related to this operation in the amount of $348 thousand. As a result of the sale of Shagrir’s holdings in TMC LP, TMC LP’s financial results, as of the sale, are presented as a loss from discontinued operations, on consolidated statement of income and comprehensive income. See Item 4 – Information on the Company for further information.

Critical Accounting Policies

The consolidated financial statements include the Company’s and its subsidiaries' accounts. Intercompany transactions and balances are eliminated in consolidation.  The preparation of financial statements in conformity with U.S. GAAP requires us, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Our accounting policies are described in Note 2 to the consolidated financial statements. A "critical accounting policy" is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

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

Revenues generated from technical support services, installation and de-installation, are recognized when such services are rendered.

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

Changes in the allowance for doubtful accounts during 2014 and 2013 are as follows:

	Year ended December 31,
	2014	2013

Balance at beginning of the year	$1,270	$935
First time consolidation of Pointer Brazil	69	263
Deductions during the year	(216)	(364)
Charged to expenses	452	412
Foreign currency translation adjustment	(158)	24

Balance at end of year	$1,417	$1,270

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

Impairment losses have been identified as of December 31, 2014 in the amount of $0.3 million regarding ERP and $0.3 million regarding motor vehicles.

No impairment losses were identified in 2013 and 2012 for continuing operations. As for discontinued operations, see note 1k in our consolidated financial statements for additional information.

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

As required by ASC 820, "Fair Value Measurements" the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or assets groups).

(b)	Goodwill impairment test

The company identifies several reporting units which are aggregated into three operative segments, the Cellocator segment, the MRM segment and the RSA segment.

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

We determined the fair value of each reporting unit using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the income approach for 2014 were 5 years of projected net cash flows, a discount rate of 14%-18% and a long-term growth rate of 3%-7.5%, and in 2013 and 2012 the assumptions were 5 years of projected net cash flows, a discount rate of 18% and a long-term growth rate of 3%.

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

No impairment losses were identified in the years 2013 and 2012 for the continuing operations, as for the discontinued operations see Note 1j in our consolidated financial statements for additional information.

In 2014, following the annual Goodwill impairment test, the Company fully impaired the goodwill attributed to Car2Go in the amount of $0.5 million. These amounts were recorded in the 2014 Consolidated Statement of Operation under the captions "Impairment of intangible and tangible assets". The material assumptions used for the income approach for 2014 were 5 years of projected net cash flows, a discount rate of 14% and a long-term growth rate of 3%.

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

During the years ended December 31, 2014, December 31, 2013 and December 31, 2012, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $375,000, $374,000 and $265,000, respectively. See Notes 2(q) and in our consolidated financial statements for additional information.

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

The effect on deferred taxes of a change in tax rates is recognized as income in the period enacted.

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is "more likely than not" to be sustained upon examination. As of December 31, 2014, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2014, the Company did not have any interest and penalties associated with tax positions.

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

Recently Issued Accounting Standards in 2014 (not effective for fiscal 2014):

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity's ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations, and management's plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted.

The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

For more information on our selected financial data, see Item 3 – Key Information – Selected Financial Data

Analysis of our Operation Results for the Year ended December 31, 2014 as compared to the Year ended December 31, 2013

Revenues. Revenues increased by $7.4 million, or 8%, from $97.8 million in 2013 to $105.3 million in 2014.

The revenues from the sale of our products decreased by $1.6 million, or 5%, from $34.7 million in 2013 to $33.1 million in 2014. This decrease was primarily attributable to a decrease in the volume of our Cellocator products due to loss of two customers with low margins.

The revenues from sales of our services increase by $9 million, or 14%, from $63.2 million in 2013 to $72.2 million in 2014. The increase was primarily attributable to an increase in revenues from our MRM segment provided in each of the Brazilian market (which results have been consolidated since October 2013), the Israeli market internal growth and the South African market (which results have been consolidated since October 2014), in addition to the devaluation of the average exchange rate of the NIS against the dollar by 12%.

The revenues from sales of our RSA services increased by $1 million, or 1.3%.

Revenues from our MRM services in 2014 accounted for 53% of our total revenues, an increase of 6% compared to 2013.

Revenues from our RSA services in 2014 accounted for 34% of our total revenues, a decrease of 2% compared to 2013.

Our international revenues in 2014 accounted for 33% of total revenues compared to 29% in 2013. The increase in international sales is primarily attributable to an increase in the sales of MRM services in 2014. Sales to Latin America increased from $16.4 million in 2013 to $22.1 million in 2014; sales to Europe decreased from $8.9 million in 2013 to $5.9 in 2014; and sales to other countries were $7 million in 2014 compared to $3.7 million in 2013.

Cost of Revenues. Our cost of Cellocator product revenues decreased by $1.5 million to $19.3 million for the twelve months ended December 31, 2014 as compared to $20.8 million for the same period in 2013. This decrease is associated with a decrease of $1.6 million in our revenues from Cellocator products.

Our cost of revenues from Services increased by $5 million to $50.5 million for the twelve months ended December 31, 2014 as compared to $45.5 million for the same period in 2013. This increase is associated with an increase of $9 million in our revenues from services.

Gross Profit. Our gross profit increased by $4 million from $31.6 million in 2013 to $35.6 million in 2014. As a percentage of total revenues, gross profit accounted for 33.8% in 2014 compared to 32.3% in 2013. Our gross margin on Cellocator product sales in 2014 was 41.2% compared to 40% in 2013. Gross margins on services were 30% in 2014 compared to 28% in 2013. We continued to face price erosion that was partially offset by operational efficiency and cost reduction but was mostly compensated for by an increase in volumes. Price erosion for our MRM/RSA segment services in the Israeli market and price reduction of the products sold by our Cellocator segment were each attributable to increased competition. However, this erosion and price reduction were offset by new subscribers and increased volumes and were the primary reasons for the increase in gross margin on revenues. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we are working to introduce new products to the market with higher margins and continuing in our cost reduction efforts for our products components.

Research and Development Costs. Research and development expenses in 2014 slightly increased by $0.2 million from $3.2 million in 2013 to $3.4 million in 2014. As a percentage of revenues from the Cellocator segment, research and development costs accounted for 14% in 2014 compared to 13% in 2013.

Selling and Marketing Expenses. Selling and marketing costs were $11.2 million in 2014 as compared to $10.4 million in 2013. This increase is associated with an increase of $7.4 million in our revenues from products and services and consolidation of Brazilian subsidiary results which commenced October 2013 and consolidation of our South African subsidiary commenced October 2014.

General and Administrative Expenses. General and administrative expenses increased by $1.5 million to $11.9 million in 2014 from $10.5 million in 2013. The increase in 2014 costs are a result of the consolidation of the South African subsidiary’s results commencing October 2014 and consolidation of the Brazilian subsidiary’s results commencing October 2013.

Other Expenses. Other expenses of $0.7 million in 2014 are related to the reorganization in Shagrir. Other expenses of $0.4 million are related to the termination cost of the former general manager of a Pointer subsidiary in 2013.

Amortization of Intangible Assets and Impairment of Intangible and Tangible Assets. Amortization of intangible assets was approximately $1 in 2014, unchanged from 2013. Impairment of intangible and tangible assets was $1.2 million in 2014, due to impairment of an ERP asset, Motor vehicles held for sale and Goodwill.

Operating Profit. As a result of the foregoing, we recorded in 2014 an operating income of $6.6 million, compared to an operating income of $6 million in 2013.

Financial Expenses (Net). Financial expenses increased from $1.1 million in 2013 to $2.4 million in 2014. The expansion is primarily attributable to the devaluation of the Argentinean, Mexican, Brazilian, South African and Israeli currencies against the USD.

Taxes on income.  Taxes on income were $(8.8) million in 2014 compared to $1.3 million in 2013. In 2014 the tax income was mainly due to the decrease in valuation allowance in the amount $8.8 million following the merger of Shagrir into the company. The decrease of valuation allowance is related to carry forward losses of the Company that are likely to be offset against future income and other timely differences.

Net Income. In 2014 we recorded a net income of $12.7 million, compared to a net income of $7.3 million in 2013.

Net Income (Loss) from continuing operations attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $0.7 million in 2014, compared to net income of $0.9 million in 2013.

Net Income from continuing operations attributable to Pointer shareholders. In 2014, we recorded net income of $13.5 million, compared to a net income of $6.3 million in 2013.

Analysis of our Operation Results for the Year ended December 31, 2013 as compared to the Year ended December 31, 2012

Revenues. Revenues increased by $13.1 million, or 15%, from $84.8 million in 2012 to $97.9 million in 2013.

The revenues from the sale of our products increased by $4.3 million, or 14%, from $30.4 million in 2012 to $34.7 million in 2013. This increase was primarily attributable to the increased volume of our Cellocator products sold and partially offset by price erosion.

The revenues from the sale of our services increased by $8.8 million, or 16%, from $54.4 million in 2012 to $63.2 million in 2013. The increase was primarily attributable to an increase in revenues from our MRM segment in each of the Brazilian market (which results have been consolidated since October 2013), the Mexican market and the Israeli market.

The revenues from the sale of our RSA services increased by $3.1 million, or 10%, from $32.6 million in 2012 to $35.7 million in 2013. The increase was primarily attributable to revaluation of the NIS against the Dollar.

Revenues from our MRM services in 2013 accounted for 47% of our total revenues, an increase of 5% compared to 2012.

Revenues from our RSA services in 2013 accounted for 36% of our total revenues, a decrease of 2% compared to 2012.

Our international revenues in 2013 accounted for 29% of total revenues compared to 26% in 2012. The increase in international sales is primarily attributable to increase in the sales of the Cellocator segment and MRM services in 2013. Sales to Latin America increased from $12.6 million in 2012 to $16.4 million in 2013; sales to Europe decreased from $10.3 million in 2012 to $8.9 in 2013; and sales to other countries were $3.8 million in 2013 compared to $1.5 million in 2012.

Cost of Revenues. Our cost of Cellocator product revenues increased by $2.8 million to $20.8 million for the twelve months ended December 31, 2013 as compared to $18 million for the same period in 2012. This increase is associated with an increase of $4.3 million in our revenues from Cellocator products.

Our cost of revenues from services increased by $6.9 million to $45.5 million for the twelve months ended December 31, 2013 as compared to $38.6 million for the same period in 2012. This increase is associated with an increase of $8.8 million in our revenues from services.

Gross Profit. Our gross profit increased by $3.5 million from $28.1 million in 2012 to $31.6 million in 2013. As a percentage of total revenues, gross profit accounted for 32.3% in 2013 compared to 33.1% in 2012. Our gross margin on Cellocator product sales in 2013 was 40% compared to 41% in 2012. Gross margins on service revenues were 28% in 2013 compared to 29% in 2012. We continued to face price erosion that was partially offset by operational efficiency and cost reduction but was mostly compensated for by an increase in volumes. Price erosion for our MRM/RSA segment services in the Israeli market and price reduction of the products sold by our Cellocator segment, both of which are attributable to an increase in competition, were the primary reasons for the decrease in gross margin on revenues. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we are working to introduce new products to the market with higher margins and continuing in our cost reduction efforts for our products components.

Research and Development Costs. Research and development expenses in 2013 increased by $0.5 million from $2.7 million in 2012 to $3.2 million in 2013. As a percentage of revenues from the Cellocator segment, research and development costs accounted for 13% in 2013 compared to 12% in 2012. The increase in research and development costs was a result of our continual efforts to introduce new technologies to the market.

Selling and Marketing Expenses. Selling and marketing costs were $10.4 million in 2013 as compared to $9.1 million in 2012. This increase is associated with an increase of $13.1 million in our revenues from products and services and consolidation of Brazilian subsidiary results which commenced October 2013.

General and Administrative Expenses. General and administrative expenses increased by $1.3 million to $10.5 million in 2013 from $9.2 million in 2012. The increase in 2013 costs are a result of the consolidation of the Brazilian subsidiary’s results as of October 2013, increase in salary and stock-based compensation and efforts to expand our operations.

Other income. Other income of $3.3 million in 2013 is related to the profit raised from gaining control in the Brazilian subsidiary.

Amortization of intangible assets. Amortization of intangible assets was $1 million and $2 million in 2013 and 2012, respectively. As a result of the 2013 acquisition in Brazil we expect to amortize the long lived assets acquired in this transaction in the coming 3-5 years.

Operating Profit. As a result of the foregoing, we recorded in 2013 an operating income of $6 million, compared to an operating income of $5.1 million in 2012.

Financial Expenses (Net). Financial expenses decreased from $1.6 million in 2012 to $1.1 million in 2013. The reduction is primarily attributable to reduce of credit facilities along 2013 and hedge transaction in connection with Brazil acquisition.

Taxes on income.  Taxes on income were $1.3 million in 2013 compared to $0.9 million in 2012. In 2013 tax expenses increased mainly due to increased tax rates in Israel and the consolidation of the Brazilian subsidiary, commencing October 2013.

Loss from discontinued operations, net. In 2012, As a result of the sale of T.M.C. Technologies Systems L.P., we recorded a loss from discontinued operation of $1 million.

Net Income (Loss). In 2013 we recorded a net income of $7.3 million, compared to a net income of $1.7 million in 2012.

Net Income from continuing operations attributable to non-controlling interests. We recorded net income attributable to non-controlling interests in the amount of $1 million in 2013, compared to $0.8 million in 2012.

Net Income from continuing operations attributable to Pointer shareholders. In 2013, we recorded net income of $6.3 million, compared to a net income of $1.8 million in 2012.

Selected segment financial data:

Commencing January 2008, the Company had two reportable segments: the Cellocator segment and the MRM segment.

Commencing December 2014, following the reorganization in Shagrir, the Company has three reportable segments: the Cellocator segment, the MRM segment and the RSA segment. Segment reporting was retroactively adjusted to reflect those segments.

The Company applies ASC 280, "Segment Reporting Disclosure". The Company evaluates performance and allocates resources based on operating profit or loss. See Item 4.B – Business Overview.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the financial statements.

	2014	2013	2012
	(in thousands of U.S.Dollars)
Cellocator segment revenues	24,063	24,268	22,660
MRM segment revenues	55,911	46,309	35,985
RSA segment revenues	36,168	35,681	32,555
Intersegment adjustment	(10,852)	(8,401)	(6,368)
Total revenue	105,290	97,857	84,832

Cellocator segment operating profit (loss)	3,859	3,065	1,731
MRM segment operating profit (loss)	5,619	4,385	2,489
RSA segment operating profit (loss)	(60)	505	526
Inter-segments adjustment	(2,871)	(1,909)	342
Total operating profit (loss)	6,547	6,046	5,088

Revenues. Revenues of the MRM segment increased in 2014 by $9.6 million to $55.9 million from $46.3 million in 2013. MRM segment revenues derive from services and the sale of products relating to those services provided by the MRM segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties.

Revenues of the Cellocator segment in 2014 were $24 million, as compared to $24.3 million in 2013. The decrease of $0.3 million or 1% in the revenues of the Cellocator segment is primarily attributable to the loss of two customers and off-set by increased volume of our Cellocator products as well as expansion in new territories.

Revenues of the RSA segment slightly increased in 2014 by $0.5 million to $36.2 million from $35.7 million in 2013. RSA segment revenues derive from services and the sale of products relating to those services provided by the RSA segment.

Operating profit (loss). Operating profit of the MRM segment increased by $1.2 million, from $4.4 million in 2013 to $5.6 million in 2014. This 27% increase was primarily attributable to an increase in revenues while increasing the gross margin percentage in 2014.

The operating income of the Cellocator segment in 2014 was $3.9 million, compared to an operating profit of $3.1 million in 2013. The increase is primarily attributable to an increase in gross margins on Cellocator products 2013.

The operating profit of the RSA segment decreased by $0.6 million, from $0.5 million profit in 2013 to a $(0.1) million loss in 2014. This decrease is primarily attributable to an increase in general and administrative expenses in respect with the transaction related to the reorganization and impairment of certain assets.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel ("NIS"), and to a lesser extent between the U.S. Dollar and the Brazilian Real, the Argentine Peso, the Mexican Peso, the Euro and the South African Rand. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b of our consolidated financial statements.

Our business in Israel currently accounts for the majority of our MRM and RSA business and revenues. The business in Israel, the MRM and RSA services and activities, are mainly denominated in NIS. On the other hand, the majority of the revenues of the Cellocator segment are generated in U.S. Dollars with some expenses such as raw materials are mainly denominated in U.S. Dollars while some expenses such as labor and rental are denominated in NIS. See Item 3D- Risk Factors – "We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. Dollar" for a discussion of the risks relating to income and expenses in U.S. Dollars and NIS.

We believe that inflation in Israel and fluctuations in the U.S. Dollar - NIS exchange rate may have substantial effects on our business, and our net income. Increased inflation may increase our NIS costs in Israel including among others salaries of our employees in Israel, costs of communications, subcontractors, rental, financial expenses associated with loans related to NIS and the Israeli CPI, and other expenses, which are paid in New Israeli Shekels. Regarding fluctuations in the U.S. Dollar – NIS exchange rate a devaluation of the NIS against the U.S. Dollar will reduce our NIS denominated revenues and expenses in U.S. Dollar terms and therefore may impact negatively our consolidated net income (losses). Revaluation of the NIS against the U.S. Dollar will increase our NIS denominated revenues and expenses in U.S. Dollar terms. See Item 3D- Risk Factors for further information. Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

During 2014 and up to February 28, 2015, the exchange rate fluctuated from a low of NIS 3.402 to the U.S. Dollar to a high of NIS 3.998 to the Dollar. The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =
September 2014	3.578	3.695
October 2014	3.644	3.793
November 2014	3.782	3.889
December 2014	3.889	3.994
January 2015	3.899	3.998
February 2015	3.844	3.966

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate	Devaluation/ (Revaluation)

January 1, 2010 – December 31, 2010	3.7330 NIS/$1	(5.1)%
January 1, 2011 – December 31, 2011	3.5781 NIS/$1	(4.1)%
January 1, 2012 – December 31, 2012	3.8559 NIS/$1	7.8%
January 1, 2013 – December 31, 2013	3.6108 NIS/$1	(6.4)%
January 1, 2014 – December 31, 2014	3.5779 NIS/$1	(0.01)%

Period	CPI	Positive Inflation

December 31, 2010	113.51	2.7%
December 31, 2011	115.97	2.2%
December 31, 2012	117.87	1.6%
December 31, 2013	120.01	1.8%
December 31, 2014	119.73	(0.2)%

In 2010, the Israeli economy recorded positive inflation of approximately 2.7%, where the NIS revalued against the U.S. Dollar by approximately 5.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars in 2010. In 2011, the Israeli economy recorded positive inflation of approximately 2.2%, where the NIS revalued against the U.S. Dollar by approximately 4.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2011. In 2012, the Israeli economy recorded positive inflation of approximately 1.6%, where the NIS devalued against the U.S. Dollar by approximately 7.8%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2012. In 2013, the Israeli economy recorded positive inflation of approximately 1.8%, where the NIS revalued against the U.S. Dollar by approximately 6.6%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2013. In 2014, the Israeli economy recorded negative inflation of approximately 0.2%, where the NIS revalued against the U.S. Dollar by approximately 12%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars.

Regarding our operations in Brazil and the fact that Pointer Brazil's revenues are not denominated in U.S. Dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between U.S. Dollar and Brazilian Real may have a significant effect on the business and overall profitability of Pointer Brazil and as a consequence, on the results of our operations.

Period	Exchange Rate BRL/$1	Yearly Increase/ (Decrease)
December 31, 2011	1.8542	9.9%
December 31, 2012	2.059	11%
February 28, 2013	1.9625	(4.7)%
February 28, 2014	2.3754	21%
February 27, 2015	2.8731	22%

Regarding our operations in Argentina and the fact that Pointer Argentina's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase/ (Decrease)
December 31, 2011	4.304	8.2%
December 31, 2012	4.918	14.3%
February 28, 2013	5.0344	2.4%
February 28, 2014	7.7846	54.6%
February 27, 2015	8.7202	12%

The fluctuations of each of the Mexican Peso, the Euro, the Indian Rupee and South African Rand are not material to our business. Devaluation of two or more of these currencies against the USD simultaneously, may have a material adverse effect on our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In, 2013, 2012 and 2011 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2014 we did not enter into any foreign currency hedging transactions. In 2013 we entered into a foreign currency hedging transaction to manage risk related to Brazil transaction. In 2010, we entered into a foreign currency hedging transaction to manage risk related to receivables in Euro from customers. In 2014 there were no foreign currency hedging transactions. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See Item 11- Quantitative and Qualitative Disclosures About Market Risk for further details about our hedging activities.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were recently amended and apply to cars provided to and leased by employees on end of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, the new regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to some car models, the new regulations result in a high amount of imputed income to the employees, as compared to the previous rules. This result and other new regulations may adversely affect the overall demand for vehicles.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies which restricted the importation of goods and services, governance control of foreign currency transactions, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2014, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2014, we had a positive working capital of $1.3 million, our current assets to current liabilities ratio was 104% and we had cash and cash equivalents of $8.6 million and an unused credit facility of $9.3 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir Group.

Since our inception, our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Office of the Chief Scientist in Israel (“OCS”), the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the OCS in Israel, the BIRD Foundation or the European Community.

As a result, we expect to fund our operations through positive net cash provided by operating activities, capital contributions, bank loans, private and public placements and cash flow from our operations. These sources of liquidity consist of our long-term and short-term credit facilities, and our private placements with Israeli investors or foreign investors, the latest of which we consummated in March 2014.

In December 2012, we received a dividend from Shagrir Systems in the amount of $1.45 million.

In January 2014, we received a dividend from Shagrir Systems in the amount of $1.5 million.

As of December 31, 2014, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $19.7 million, of which $16.3 million was provided to our subsidiary Shagrir Group and $0.3 million was provided to Pointer Brazil. The credit facilities provided to us and to our subsidiaries Shagrir Group and Pointer Brazil by Israelis and Brazilian banks and other sources. $0.7 million was provided to our subsidiary Pointer Mexico by its shareholders and $2 million was provided to Pointer to finance part of the Pointer Brazil acquisition. Of this aggregate amount, approximately $2 million are long-term loans in, or linked to, the U.S. Dollar from banks and other sources and $16.4 million are long-term loans denominated in NIS from banks. All credit facilities provided to Shagrir Systems were assigned to Pointer as of December 31, 2014.

In October 2013, Pointer borrowed $2 million to finance the acquisition of Pointer Brazil.

In January 2014, Shagrir Systems borrowed $11.5 million to finance the Shagrir Systems transaction.

In March 2014, Pointer sold ordinary shares in a private placement to certain leading institutional companies in Israel in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. In total, Pointer sold approximately 1.13 million ordinary shares at US$9.25 per share for aggregate consideration of approximately $10.44 million. The funds raised in the offering were used to reduce outstanding bank credit facilities, for the acquisition of our South African subsidiary and for future potential acquisitions.

For further information regarding our consolidated long-term loans, loan maturity and interest rate structure; see Notes 11 and 12 to our consolidated financial statements.

In September 2007, we obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator. This loan was repaid in September 2014.

In January 2009, we received credit facilities of $1 million from Israel Discount Bank B.M. to finance our working capital. As of December 31, 2014, $1 million of the credit facility is available for use.

In July 2012, in connection with the rights offering, the Company received gross proceeds in the amount of approximately $1.867 million.

Our aggregate credit facilities from Bank Hapoalim B.M. total $5.25 million. As of December 31, 2014, the full credit facility is available for use.

In 2014, net cash provided by our continuing operating activities amounted to $5.6 million as compared to net cash provided from continuing operating activities of $9.7 million in 2013.

In 2014, net cash used in our continuing investing activities was $3.7 million as compared to $7.3 million in 2013. In October 2013 we acquired the balance of our Brazilian subsidiary.

In 2014, net cash provided by financing activities was $4 million as compared to $2.4 million used in financing activities in 2013. The decrease is primarily attributable to receipt of long term loans from banks and proceeds from issuance of shares, offset by decrease in short term bank credit and repurchase of shares from non-controlling interests.

Current liabilities decreased from $43.9 million in 2013 to $34.3 million as of December 31, 2014 , mainly due to an decrease in short term bank credit, trade payables, deferred revenues, other accounts payables and accrued expenses as of December 31, 2014. Long-term liabilities decreased from $26.6 million in December 31, 2013 to $22.9 million as of December 31, 2014 mainly due to an increase in deferred taxes and other long term liabilities.

For further information relating to the abovementioned acquisitions see Item 10C – Material Contracts.

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2015. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

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

For a discussion of certain commitments and contingent liabilities, see Note 14 to our consolidated financial statements. For further information regarding investments in our Company see Item 4 – Recent Developments and Item 10C – Material Contracts.

Capital expenditures were $4.5 million in 2014 and $4.6 million in 2013. In 2014, capital expenditures were used mainly for purchasing property and equipment in the amount of $4.5 million. In 2013, capital expenditures were used for purchasing property and equipment in the amount of $4.7 million.

We estimate that our total capital expenditures for 2015 will be approximately $4.5 million, substantially all of which will relate to fixed assets that serve our roadside assistance and mobile resource management business as well as our pursuit of new business opportunities, of which approximately 20% is estimated to be spent in Israel, 25% in South Africa and 56% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations.

C.	RESEARCH AND DEVELOPMENT

We invest a significant amount of our resources on our internal research and development operations for our Cellocator and MRM segments. We believe that continued and timely development of new products and new applications as well as enhancements to our existing systems and products are necessary to compete effectively in the rapidly evolving market. We dedicate a significant portion of our resources to:

(i)	Introducing new products to market and advancing our products and systems;

(ii)	Designing improvements to existing products and applications by working closely with our customer support and product management department in order to implement suggestions and request received from our customers; and

(iii)	Investing in improvements to our production methods and provision of services in our operations department.

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including our Pointerware network, the software platform used by our MRM and Cellocators segments for applications and for the provision of services to their customers. Our net expenditures for research and development programs during the years ended December 31, 2014 and December 31, 2013, totaled approximately $3.4 million and $3.2 million respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2014, we employed 27 persons in research and development. For additional information concerning commitments for research development programs, see Note 14 of our consolidated financial statements.

The Government of Israel encourages research and development projects oriented towards products for export through the OCS. Under the terms of Israel Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development were offset against our research and development costs.

We hold various United States patents relating to the use of Pointerware communications technology for various aspects of reverse paging and mobile location. The patents are not material to our core business. We have not invested the annual payments required to maintain our patents, and we may lose in the near future or may have already lost our rights to this proprietary technology.

However, there can be no assurance that such patent applications will actually afford protection against competitors with similar technology. In addition, we cannot provide assurance that the patents issued to us will not be infringed, designed around by others or invalidated. Furthermore, our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology or duplicate our technologies. Additionally, measures like entering into non-disclosure agreements afford only limited protection. Some foreign countries provide significantly less patent protection than the United States. Patent applications in the United States are maintained in confidence until patents are issue, and because publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

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

MRM Segment

During the past 7 years, our MRM services have progressed from the provision of relatively simple vehicle track and trace functionality (determining the vehicle's location and departure point) to the provision of sophisticated software and hardware bundled together to create a integrated information gathering system with analytics that can, amongst other things:

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

Due to increased competition amongst competing service providers, there is growing demand from our customers for increasingly advanced functionality to be incorporated in our fleet management web-based applications. The demanded functionality includes having the ability to generate reports and alerts to specifically meet individual fleets manager’s operational requirements, as well connectivity of these applications to their ERP systems required for better combined financial and resource planning in order to enhance efficiencies.

Such continuing demand for higher-end often specifically customized services by fleet managers requires a continued investment in the development of our fleet management web-based applications, both as part of our ongoing services provided to existing customers and to continuously provide cutting-edge efficient and advanced services to win and attract new customers. Larger customers across all regions base their choice of service provider on whether a provider can offer the full range of capabilities and services, which adequately meet or exceed their needs. Furthermore, agreements with our customers generally span a period of several years and in order to increase the chance of customer agreement renewals, we are committed to providing consistent market leading services to ensure total customer satisfaction at all times. This means exceeding customer expectations, for example, as part of our fleet management application, we offer a specialized solution for tasks and workflow management to enable close monitoring of vehicles' assigned tasks, including comparing the utilized routes against planned routes, time of arrival assessment, integration with 3rd party dispatching systems and advanced real time alerts and activity reports engine, all tuned to help our partners to better achieve their on-time delivery targets and to optimize their asset utilization Key Performance Indicators.

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

Our car sharing services in urban areas are still not material to us, although we continue to try and increase the penetration of these services in the Israeli market.

RSA Segment

Within Shagrir Group, we may continue to face price erosion in roadside assistance services including towing services, mobile automobile repair services, and the vehicle replacement services markets, which may affect our gross margin and the profitability of our business.

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party Cellular Monitoring Units which, utilizing advanced cellular modems with GPS technology, provide the required functionality for fleet management and vehicle security services. Following our acquisition of Cellocator in 2007, we began manufacturing, among other things, our own units through our Cellocator segment and therefore, we have since no longer depended on third parties for the manufacture and provision of our units. These units are sold to a wide number of customers worldwide and are in use by our Pointer segment as part of its bundled offering of services with Cellocator products. These units enable us to provide versatile information as well as nationwide coverage utilizing the cellular network in each territory and are specially designed to operate in harsh conditions inside a vehicle. Cellocator unit designs take into consideration the unique vehicular environment that surrounds the unit i.e. the temperature and vibration stress to which it is exposed, the limited and sometimes unstable power supply found in cars generally and specific installation requirements pertaining to the variety of different cars in the fleet management and stolen vehicle recovery markets in which the units are installed. In addition, specially built units are capable of being installed in other MRM verticals such as trailers and containers without an internal or onboard power supply and designs take into consideration severe outdoor conditions and ingress protection (IP67). SVR and fleet management applications have the ability to communicate with the device over the cellular network (GPRS, HSPA) in order to update the device’s software as required from time to time in favor of new features or other improvements. The design reflects the above requirements with a high degree of reliability and flexibility. Since 2008, we have introduced several new units aimed at our market as well as new vertical markets and have incorporated new functionality such as driver behavior, vehicle remote diagnostics, asset tracking, cargo security, and car sharing amongst others. The expansion of the unit portfolio and functionality serves as a means for Cellocator’s future growth and allows for an increase in our customer base overall.

We have identified three main trends in the Telematics device market during 2014 as follows:

(i)	Ongoing price reduction due to increasing competition as well as the economic weakness mainly in Europe;
(ii)	A growing demand for advanced technology that monitors driver behavior and provides safety and remote diagnostics applications; and
(iii)	An increase in vehicle manufacturers' involvement in the unit market due to various legislative efforts in Europe being implemented that require installation of systems such as E-Call and ERA GLONASS.

In order to address these trends, in 2011 our Cellocator segment introduced new products aimed at the low cost segment and the driver behavior safety market. Moreover, in 2012 Cellocator increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. Throughout 2013 and 2014 our Cellocator segment has ramped up efforts to introduce technology that monitors driver behavior and provide safety and diagnostics applications as well as cargo monitoring solutions to expand our asset tracking product line. We also anticipate a reduction in the use of radio frequency technology globally, and increased usage of other devices based on common cellular technologies such as GPRS and HSPA. We anticipate that the introduction of such new products, as well as the introduction of new Cellocator products expected later in the first half of 2015, such as new solutions for vehicle remote diagnostics and lower cost devices for assets tracking, will increase Cellocator’s competitive edge and therefore accelerate growth in the Telematics products market.

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

Our RSA, MRM and Cellocator segments in Israel and internationally are currently the most material part of group operations, and is expected to account for the majority of revenues and profits going forwards.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations through December 31, 2014 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	34,277	-	-	-	34,277
Long-term debt obligations	2	-	9,557	2,749	737	13,043
Accrued severance pay	3	-	-	-	928	928
Management fees to DBSI	4	53	-	-	-	53
Operating lease obligations	5	2,003	1,652	1,552	1,102	6,309
Royalties to BIRD	6	-	-	-	2,444	2,444
Total contractual obligations		36,333	11,209	4,301	5,211	57,054

1 Short term debt and other current liabilities include short term bank credits and current maturities of long term loans, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advances and other accrued expenses.

2 Long term loans include principal and interest payments in accordance with the terms of agreements with banks and other third parties. For further information please see Item 5.B. — Liquidity and Capital Resources.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company
Yossi Ben Shalom	59	Chairman of the Board of Directors
David Mahlab	58	President and CEO
Gil Oren	63	External Director
Zvi Rutenberg	59	External Director
Barak Dotan	47	Director
Alicia Rotbard	69	Director
Nir Cohen	42	Director
Jonathan Irroni	65	Director
Zvi Fried	50	Chief Financial Officer
David Markus	41	Chief Technology Officer
Igor Rogov	40	VP R&D of the Cellocator Division
Joshua Rozanski	49	VP of Sales & Marketing
Ilan Goldstein	60	GM of Pointer Israel
Rami Peled	59	Chief Information Officer

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

David Mahlab has served as our President and Chief Executive Officer since February 1, 2011. From 2009 until January 2011, Mr. Mahlab served as an independent business developer. Mr. Mahlab is the co-founder of Scopus Video Networks (a company formerly traded on the Nasdaq Market), and served as its Chief Executive Officer from 1995 until January 2007 and its chairman of the board from January 2007 until March 2009. Mr. Mahlab holds a BSc. and a MSc. in Electrical Engineering from the Technion-Israel Institute of Technology, an MBA from Tel Aviv University and LLB from Tel Aviv University

Gil Oren has served on our board as an external director since July 2008. Mr. Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd. During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd. Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant.

Zvi Rutenberg has served on our board as an external director since July 2008. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Minrav Ltd, where he has served since May 2010. In May 2008 Mr. Rutenberg established Global Point Ltd., a company that provides management consultancy services for industrial companies. Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Durabond Ltd., and from January 2004 until May 2008, he also served as the Chief Executive Officer of Durabond's sister company, Ashkalit Chemiprod Ltd. Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University.

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

Jonathan Irroni was appointed a director on our board in December 2014. He previously served as the Chief Executive Officer of Investec Bank Ltd. and as Managing Director and Chief Executive Officer of Ubank Ltd. (formerly Investec Bank (Israel) Limited), a subsidiary of Investec Group Limited. and as Chairman of the Board of Directors in the Bank of Jerusalem Ltd. Additionally, Mr. Irroni has been a Director of N.R. Spuntech Industries Ltd. since 2009 and serves as a Director of the Bank of Jerusalem Ltd. He previously served as a Director at Adgar Investments and Development Ltd. and Ubank Ltd.

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

Joshua Rozanski is a VP of the Sales and Marketing Division. He has joined us in September 2014. Mr. Rozanski is responsible for the Sales, Marketing and Technical support teams as well as the subsidiaries in the US & India. Prior to joining Pointer, Mr. Rozanski held VP Worldwide Sales positions in TEOCO and in Packetlight Networks and prior to that served in various Sales, Marketing and BD positions in TTI Telecom and ECI Telecom. Mr. Rozanski holds a B.Sc in Electronics Engineering from the Jerusalem College of Technology and MBA from Bar Ilan University.

Ilan Goldstein is the General Manager of Pointer Israel since 2005. Ilan has an MBA in Business Management from Manchester University, a BA in Economics from Tel Aviv University, and he is a graduate of the “Realy” Military Academy School in Haifa. Ilan has had rich managerial experience in some of the leading organizations in the Israeli economy. He managed the stores of the “Opticana”, optic network, was the senior manager of all branches of “Amisragas”, was a manager in “Baran”, and managed “Allied Motors”, Seat cars importer, under Champion Motors. Ilan’s military service in the IDF began in flight school, after which he finished officers’ school in the Air Force, ultimately serving in various command operational positions, including flight test and control operations.

Rami Peled has been with Pointer in Israel since its foundation in 1998. He fulfilled various positions, the last as VP IT of Shagrir Systems (Now Pointer Israel). Rami is a graduate of Tel Aviv University, and specializes in Organizational Systems including ERP, CRM & Billing at Operation Companies such as the Cable Television Industry which Rami has been one of its CIO pioneers.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2014, was approximately $1.8 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $154,000.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Position	Salary	Social benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
David Mahlab- President and CEO	339,566	61,209	214,697	186,526	41,458	843,456
Zvi Fried- Chief Financial Officer	160,999	25,784	42,939	27,139	33,738	290,599
David Markus-Chief Technology Officer	159,989	25,401	25,993	13,106	-	224,489
Noam Zimand-VP of Sales and Marketing	233,290	19,208	25,154	36,446	12,444	326,542
Igor Rogov- VP R&D of the Cellocator Division	139,533	22,105	26,049	13,106	-	200,793

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2014.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

Options

In December 2013 the Company adopted an Employee Share Option Plan (2013) (the "2013 Plan").  The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options have been vested over a period of four years and have been valid for a period of seven years from the date of grant. As of December 31, 2014, 330,476 options are available for future grant under the 2013 Plan, and 46,300 are outstanding at an exercise price of NIS 3, expiring on March 2021.

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "2003 Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013. As of December 31, 2014, 301,734 options are outstanding at an exercise price of $3.38, expiring on July 2018.

As of December 31, 2014, our officers and directors held options (issued under both the 2003 Plan and 2013 Plan) to purchase an aggregate of 301,984 of our ordinary shares at exercise prices ranging from $0.75 per share to $3.38 per share. Our options vest over a period of two to four years following grant and are conditional upon continued service. For information concerning employee share option plans, see Note 15c of our consolidated financial statements.

On February 26, 2015, the Board of Directors resolved to issue to certain of the Company's employees options exercisable for 77,000 of the Company's ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $8.35 per share. See Note 21a of our consolidated financial statements.

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

External Directors

Under the Israeli Companies Law, companies registered under the laws of the State of Israel, and the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

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

A person is deemed to have "expertise in finance and accounting" if his or her education, experience and qualifications provide him or her with expertise and understanding in business matters - accounting and financial statements, in a way that allows him or her to understand, in depth, the company’s financial statements and to encourage discussion about the manner in which the financial data is presented.

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

A director is deemed to be "professionally qualified" if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has a total of five years experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. The board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

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

Additionally, under the Israel Companies Law, a public company's board of directors must determine the minimum number of directors who have "expertise in finance and accounting" taking into account the type of company, its size, the extent of its activities and the complexity of the company's operations, subject to the number of directors set forth in the company’s articles of association.

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

The initial term of an external director is three years and generally may be extended for two additional terms of three years (unless otherwise restricted in the articles of association to only one additional term), provided that with respect to the appointment for each such additional three year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term "linked or competing shareholder" means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters, under his conditions, will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) effective as of November 25, 2014, the external director has proposed himself for reappointment and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

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

In October 2010, Ms. Alicia Rotbard was elected to serve as a director.

In June 2012, Mr. Nir Cohen was elected to serve as a director instead of Yoel Rosenthal.

In December 2014, Mr. Jonathan Irroni was elected to serve as a director.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the NASDAQ Listing Rules applicable to listed companies. Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Ms. Alicia Rotbard and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Mr. Gil Oren is our "audit committee financial expert."

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

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders, effective as of February 6, 2015, may be present in the meetings but not for the actual votes if such presence is requested by the audit committee, and that an officeholder of the company, effective as of February 6, 2015, may be present in meetings if requested by the audit committee where substantial defects in the company's business administration are discussed to present such officeholder’s position with regard to a matter under his or her responsibility but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

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

Compensation committee

Pursuant to a recent amendment to the Israeli Companies Law, which went into effect in December 2012 ("Amendment 20"), the board of directors of an Israeli company, whose shares or debentures are publicly traded, such as our company, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a compensation policy, pursuant to which terms of office and salaries of the company's officers will be regulated, as per the provisions of Amendment 20 (the "Compensation Policy").

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

Our compensation committee is comprised of Ms. Alicia Rotbard, and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg.

Executive Compensation Policy

On September 12, 2013, a meeting of the shareholders of the Company took place, approving the Compensation Policy, which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Israeli Companies Law. On May 27, 2014, at the annual meeting of the shareholders, an amendment to the Compensation Policy was approved to include specific provisions with respect to compensation to be paid to DBSI in consideration for the management services currently provided to the Company in accordance with the Management Services Agreement entered into with DBSI on August 1, 2011.

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

Our compensation philosophy includes compensating our executives at levels that are competitive with our peer group companies, in order to attract and retain talented executives and to provide compensation, including equity based incentives, which align the interests of our executives with the interests of our shareholders. Under the Compensation Policy, our program is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the Company's office holders to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the terms of office and employment (e.g. base salary and benefits) and the variable compensation in order to, among other things, appropriately incentivize office holders to meet the Company's goals, and is structured by us so as to discourage the assumption of excessive short-term risk but without constraining innovation and reasonable business practices.

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

Historically, we have granted stock options to our employees, including office holders, in order to align their interests with the interests of our shareholders by tying the value delivered to them to the value of our ordinary shares, and may continue to do so pursuant to the Compensation Policy.  We grant stock options to purchase ordinary shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the grant or equal to the average closing price within a specific time frame prior to the date of grant; therefore, the options only have value if our share price increases. The vesting period is customarily over a period of two to four years. The Company attempts to ensure that the stock option grants are granted pursuant to a tax beneficial or qualified plan. Generally, the size of each equity award to an office holder is determined after considering the role of each office holder within the Company, the importance of his/her function within the organization and the office holder's previous equity awards.  The fair market value of the equity award for the office holders will be determined according to acceptable valuation practices at the time of grant. Under the Compensation Policy, such fair market value, as examined at the time of grant as aforesaid, shall not exceed certain proportions of the office holder's compensation Company's issued shares, nor certain thresholds of the issued and outstanding share capital on a fully diluted basis, all as set forth in the Compensation Policy. The Compensation Policy dictates that the Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, re-price the options or make provisions with respect to the acceleration of the vesting period of any office holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.  The Company does not have any equity ownership guidelines that require any of our directors or other office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested option grants.

We provide our office holders with benefits that we also generally make available to all salaried employees. Some of these benefits are offered pursuant to legal requirements, and others are consistent with common practice in the general labor market and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits. Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long-term incentives to the employee.

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

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	LATAM	Other	Total

2014

Sales and Marketing	126	57	12	195
Administration	47	33	1	81
Research and Development	27	-	-	27
Other	413	148	10	571
Total	613	238	23	874

2013

Sales and Marketing	126	46	21	193
Administration	47	28	2	77
Research and Development	23	-	-	23
Other	422	150	12	584
Total	618	224	26	868

2012

Sales and Marketing	125	23	8	156
Administration	47	19	2	68
Research and Development	21	-	-	21
Other	418	56	12	486
Total	611	98	22	731

We have entered into employment contracts with the majority of our employees, all of which contracts include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements in Israel. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) which are applicable to our employees by expansion order issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees in Israel benefits and working conditions beyond the required minimums. Additionally, due to agreements with the General Workers' Union in Brazil, Argentina, Mexico and the country's high inflation rate, we are required to increase employee salaries at a rate which could adversely affect our subsidiaries in such countries. For more information see Item 3.D – Risk Factors, General Risks relating to our Company.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the "Managers’ Insurance" or to pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The Israeli legislation requires the implementation of such pension funds for employees who are employed after a certain period. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

In our subsidiaries in LATAM we are obliged to pay severance fees in case the companies terminate the engagement with the employee after certain period of employment.

E.	SHARE OWNERSHIP

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of February 28, 2015.

Name	Title/Office	As a % of	Shares owned	Shares
		Outstanding	as of	underlying
		Ordinary	February 28,	options/warrants
		Shares	2015	that are
		Beneficially		exercisable
		Owned(1)		prior to April
				28, 2015

Yossi Ben Shalom (2)	Chairman of Board of Directors	30.24%	2,325,094	2,325,094
David Mahlab	President and CEO	*	-	185,238
Barak Dotan (2)	Director	30.24%	2,325,094	2,325,094
Alicia Rotbard	Director	*	-	2,000
Nir Cohen	Director	-	-	-
Zvi Rutenberg	Director	*	-	500
Gil Oren	Director	*	-	500
Zvi Fried	Chief Financial Officer	*	-	15,000
All directors and officers as a group		32.88%	2,325,094	2,528,332

* Less than 1%

(1)	The percentage of outstanding ordinary shares beneficially owned is based on 7,688,564 shares outstanding as of February 28, 2015. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2015.
(2)	As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 30.24% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation and Note 15c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, February 28, 2015, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Percent of
	Outstanding	Number of Ordinary
	Ordinary Shares	Shares Beneficially
Name of Beneficial Owner	Beneficially Owned*	Owned*

DBSI Investment Ltd. (1)	30.24%	2,325,094
Gandyr Investments Ltd. (2)	10.32%	793,790
Meitav Dash Investments Ltd. (3)	6.58%	505,858

*	The percentage of outstanding ordinary shares beneficially owned is based on 7,690,688 outstanding as of March 24, 2015. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 24, 2015. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 30.24% of our outstanding shares held by DBSI.

(2)	Includes shares held by Gandyr Ltd., a wholly owned subsidiary of Gandyr Investments Ltd.

(3)	Based on the Schedule 13(g) filed with the SEC on January 20, 2015.

As of March 24, 2015, there were 29 record holders of our ordinary shares, including 16 record holders in the United States (who held approximately 82.8% of our outstanding ordinary shares).

Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results of investments during these years, our acquisition of Cellocator in 2007, the Private Placement and Rights Offering transactions in 2012 and our acquisition of Shagrir Systems in 2014. For further information regarding such investments, acquisitions and transactions please see Item 4 – Information on the Company.

Following the Private Placement transaction and the Rights Offering transaction, both of which occurred in 2012, and after recent sales, DSBI currently holds 2,325,094 ordinary shares, constituting 30.24% of our outstanding ordinary shares.

Pursuant to the Shagrir Systems transaction, Pointer issued 994,357 Ordinary Shares to Shagrir System’s selling shareholders, See Item 4.A. History and Development of the Company – Recent Developments.

For further information regarding these transactions please see Item 4 – Information on the Company and Item 5.B. – Liquidity and Capital Resources.

B.	RELATED PARTY TRANSACTIONS

Agreements with Shagrir Systems

In January 2014, we completed the acquisition of Shagrir Systems by acquiring the outstanding shares that we did not previously own. On December 30, 2014, we completed the transfer of certain assets and liabilities of Shagrir Systems into a new wholly owned subsidiary, Shagrir Group. Following this transfer, Shagrir, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into Pointer effective as of December 31, 2014. We intend, subject to the applicable legal requirements, to distribute the shares of Shagrir Group to our shareholders as a pro rata dividend-in-kind and to use our best efforts to register such shares for trade on the Tel Aviv Stock Exchange.

On December 30, 2014, Pointer entered into a services agreement with Shagrir Group pursuant to which Pointer agreed to provide to Shagrir Group various services including marketing of Shagrir services, location and vehicle protection products and Shagrir Group agreed to provide services including bookkeeping, towing and vehicles.

Management Agreement with DBSI Investments Ltd.

As part of a series of investments in the Company as of March 2003 by DBSI Investments Ltd., or DBSI, we entered into a management services agreement with DBSI dated April 2003. Pursuant to the management agreement, DBSI provided us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum, to be paid in equal quarterly installments of $45,000. In August 1, 2011, the agreement was renewed for a period of 36 months. In August 1, 2014, the agreement was renewed for another 36 month period.

Loans Agreements with Pointer Brazil

On February 28, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 763,500 Brazilian Real. The loan bears an annual interest rate of 19% and linked to the Brazilian Real. The loan is to be repaid in 36 monthly payments commencing in April 2012. As of December 31, 2014 the outstanding amount of the loan was $42,000.

On March 20, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 515,000 Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan is to be repaid in 12 monthly payments commencing in April 2014. In December 2014 the outstanding $240,000 of this loan were fully capitalized.

On October 2, 2013, we signed a loan agreement with Pointer Brazil for a total amount of $9.8 million Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan is to be repaid in 12 quarterly payments commencing in June 2016. In December 2014, $2.8 million Brazilian Real of the loan were capitalized. As of December 31, 2014 the outstanding amount of the loan was $7.6 million Brazilian Real.

Loans Agreement with Pointer Mexico

On September 3, 2012, we signed a loan agreement with Pointer Mexico effective as of January 1, 2011, to provide Pointer Mexico a credit in the maximum principal amount of $5.5 million. The loan bears an annual interest rate of 6%. We agreed that per Pointer Mexico's request, and subject to its cash flow, we may extend the repayment date (originally January 31, 2014), provided that the interest shall continue to accrue on any loan amount not repaid. Any extension of the loan shall be made in writing.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

As of December 31, 2014, there are several claims filed and pending against our MRM segment, mainly by its customers. The claims are in an amount aggregating to approximately $2 million, and involve claims regarding malfunction of Shagrir Systems' services and products, which occurred during the ordinary course of business.

Dividends Distribution Policy

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, or the Israeli Companies Law.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2014, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

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

Period	High	Low
Last 6 calendar months
February 2015	8.68	7.66
January 2015	8.88	7.68
December 2014	8.88	7.61
November 2014	8.50	7.51
October 2014	8.91	8.01
September 2014	8.30	7.10
Financial quarters during the past two years
Fourth Quarter of 2014	8.82	7.52
Third Quarter of 2014	9.19	6.81
Second Quarter of 2014	10.00	7.22
First Quarter of 2014	12.26	9.17
Fourth Quarter 2013	11.84	5.40
Third Quarter 2013	5.72	4.00
Second Quarter 2013	4.23	2.74
First Quarter 2013	2.91	2.36
Five most recent full financial years
2014	12.26	6.81

96

2013	11.84	2.36
2012	4.00	2.30
2011	6.42	3.20
2010	7.70	5.72

On December 19, 2006, we listed our ordinary shares on the TASE in Israel under the symbol "PNTR". We delisted our Ordinary Shares from the TASE, effective as of April 17, 2012, and, accordingly the last trading date of our Ordinary Shares on the TASE was April 15, 2012.

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) general manager, (ii) chief business manager, (iii) deputy general manager, (iv) vice general manager, (v) executive vice president, (vi) vice president or any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, as well as a director, or another manager directly subordinate to the general manager.

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

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, who have a personal interest in the adoption of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified. The term "controlling shareholder" is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

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

Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative of such) or to the provision of services to the company by such controlling shareholder (or relative of such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances.

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

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract law. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

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

Nasdaq Listing Rules and Home Country Practices

In accordance with Israeli law and practice and pursuant to the exemption set forth in Rule 5615(a) (3) of the NASDAQ Listing Rules, we follow the provisions of the Israeli Companies Law with respect to the following requirements:

•	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•	Quorum – Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

•	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under the NASDAQ Listing Rules, which require approval by the audit committee or other independent body of our board. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also Item 10B– Additional Information – Memorandum and Articles of Association – "The Israeli Companies Law", for further information on the approval of related party transactions.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law, rather than the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635.

•	Independence of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 5605 of the NASDAQ Listing Rules. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Following Amendment 26 which came into effect November 25, 2014, external directors may also nominate and present themselves to the shareholders for reappointment. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

•	Audit Committee- Our audit committee does not comply with all of the requirements of NASDAQ Listing Rule 5605 (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter.

•	Compensation Committee - We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a Compensation Committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to Compensation Committee independence and responsibilities; nor do they require that the Company adopts and files a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a Compensation Committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholders approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholders approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	Equity Compensation Plans - We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholders approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.	MATERIAL CONTRACTS

Brazil transaction

On October 14, 2013, we acquired 51.2% of the issued share capital of Pointer do Brasil Comercial S.A., whose trading name is, as of March 2014, Pointer do Brasil Comercial Ltda. ("Pointer Brazil") from Bracco. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Brazil.

In consideration for the shares, we paid to Bracco approximately US$ 4.3 million in cash (using bank financing) and agreed to repay loans to Bracco and a local bank, over a period of eighteen months, in an aggregate amount of approximately US$ 1.2 million.

Shagrir Systems Transactions

On January 15, 2014, we acquired the 45.5% interest in Shagrir Systems that we did not previously own. We now own 100% of the fully consolidated the share capital of Shagrir.

In consideration for the acquired interest in Shagrir Systems: (i) we paid an aggregate of NIS 27 million (approximately $7.8 million) using bank credit facilities and (ii) we issued 994,357 Ordinary Shares to Shagrir Systems' selling shareholders. We also filed a resale registration statement for the benefit of Shagrir Systems' selling shareholders.

On December 30, 2014, Shagrir Systems entered into a Sales of Activities Agreement with Shagrir Group, a newly formed wholly owned subsidiary of Pointer, pursuant to which Shagrir Systems sold its Road Side Assistance (RSA) and other related services to Shagrir Group. The remaining business, consisting of Mobile Resource Management (MRM) and Shagrir Systems’ interest in Car2go, was merged into Pointer.

Loan Agreements

As of December 31, 2014, the Company had in the aggregate approximately $16.3 million in outstanding loans to Bank Hapoalim and Bank Leumi which were assigned to it pursuant to the Reorganization. See Item 3D- Risk Factors or Note 11 of our consolidated financial statements for further information.

On May 17, 2009, as part of the acquisition of 51% of the share capital of Car2go, Shagrir Systems agreed to provide Car2go with a loan in the amount of up to approximately $1.5 million (consisting of $241,000 in cash and $1,206,000 in services). The loan was provided periodically throughout 2010 in accordance with specific requirements of Car2go. The loan is linked to the Israeli CPI and bears an interest of 4%. In April 2014, Shagrir Systems and Car2go agreed to extend the commencement date of the loan repayment to March 1, 2016 and as of April 1, 2014 the rate of interest was increased to 6%.

On February 28, 2012, Shagrir Systems signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir Systems invested NIS 3 million in cash or in services in consideration for 3,087 of Car2go's Ordinary shares. Following the issuance, Shagrir Systems holds 58.46% of Car2go. However, the terms of the agreement provide that if there is no additional investment in Car2go by a third party within two years from signing, Shagrir Systems's holding may be retroactively increased to 62.31%. On February 28, 2014, pursuant to the Investment Agreement, Car2go issued an additional 2,542 ordinary shares to Shagrir, which together with its previous holdings, constitute 62.31% of the share capital of Car2go. On April 9, 2014, Shagrir Systems provided Car2go with a convertible loan in the amount of NIS 3 million bearing interest at an annual rate of 7%. The loan is repayable in twelve quarterly installments commencing on the second anniversary of the loan.

In order to finance our acquisition of Pointer Brazil on October 2013, the Company received loan in the amount of $2 million from Bank Hapoalim, of which approximately $2 million remains outstanding as of December 31, 2014. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan should be repaid in 12 quarterly installments commencing March 31, 2015.

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

Our effective corporate tax rate may exceed the Israeli tax rate. Our subsidiaries in Argentina, Mexico, USA, India, Brazil and South Africa will generally each be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in other jurisdictions where we own assets, have employees or conduct activities. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

Tax benefits under the 2011 Amendment

In January 2011, the Knesset enacted a reform to the Law for the Encouragement of Capital Investments, 5719-1959 ("The Law"), effective January 2011 ("the 2011 Amendment"). According to the 2011 Amendment a flat rate tax would apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 12.5% with respect to its income derived by its Preferred Enterprise in 2013 and 2014, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. However, under a recent amendment ("the 2013 Amendment") as of 2014 a Preferred Company may only be entitled to reduced corporate tax rates of 16% and 9%, respectively. Income derived by a Preferred Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the "TP Regs"). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs do not have a material effect on the Company.

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

(d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed. However, it applies to some of our shareholders pursuant to a grand-fathering clause with respect to gains accrued before January 1, 2003).

(e) Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Encouragement of Industrial Research and Development Law, 5744 -1984

Under the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law, research and development programs that meet specified criteria and are approved by a governmental committee of the OCS, are eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the OCS. In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or otherwise derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

The terms of the Israeli government participation also require a declaration regarding the location of manufacturing of supported products by the recipients of the grants. Under regulations promulgated under the Research Law, subject to the approval of the OCS, some of the manufacturing volume may be transferred outside of Israel, beyond the aforementioned declared rate of production abroad, provided that the grant recipient pays royalties at an increased rate and in addition may incur an increased payment cap of up to 300% of the received grant plus interest, depending on the percentage of manufacturing being transferred abroad. The Research Law also provides that know-how developed under an approved research and development program and any derivatives of this know-how may not be transferred to third parties in Israel without the prior approval of the research committee of the OCS. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except as further detailed below. No approval is required for the sale or export of any products resulting from such research and development.

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the Research Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS funded know-how outside of Israel. The amendment permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permits, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas, and up to a maximum of six times the grants plus interest), or (b) the grant recipient receives significant know-how from a third party in exchange for its funded know-how.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS on any change in control of the recipient or a change in the holdings of the means of control of the recipient in case such a change results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research Law. In addition, the rules of the OCS require obtaining the OCS approval prior to any offering of shares to the public.

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

A substantial shareholder individual will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale; he or she had been a substantial shareholder.

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

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

The functional and reporting currency of our Israeli subsidiary Shagrir Group and Car2go is their local currency, the New Israeli Shekel ("NIS").

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

The functional and reporting currency of our South African subsidiary is its local currency, the South African Rand.

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

As of December 31, 2014 and 2013, accumulated foreign currency translation differences are $(2.9) million and $1.5 million, respectively.

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

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2012 the Company had forward exchange contracts for the acquisition of approximately NIS 1.77 million in consideration for $0.45 million that will mature in January 2013. The Company did not have any forward exchange contracts in 2013 or 2014. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2014, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2014 we had net assets of $40 million and net income of $7.4 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $0.8 million net increase in our income.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2014 we had net assets of $0.5 million and net income of $4 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $0.4 million net decrease in our income.

Our revenues and expenses generated in Brazilian Real are exposed to exchange rate fluctuations between the Brazilian Real and the US Dollar. As of December 31, 2014 we had net assets of $8 million and net profit of $1.1 million, denominated in the Brazilian Real. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the Brazilian Real would thus result in an approximate $0.1 million net decrease in our income.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2014 we had net assets of 1.4 million and net loss of 0.2million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in approximately a $20,000 net decrease in our losses.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the US Dollar. As of December 31, 2014 we had we had net assets of $0.7 million and net loss of $1.5 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately a $0.2 net decrease in our losses.

Our revenues and expenses generated in Indian Ruppee are exposed to exchange rate fluctuations between the Indian Ruppee and the US Dollar. As of December 31, 2014 we had we had net liabilities of $0.1 million and net loss of $0.1 million, denominated in the Indian Ruppee. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Indian Ruppee would thus result in approximately a $10,000 net increase in our losses.

Our revenues and expenses generated in South African Rand are exposed to exchange rate fluctuations between the South African Rand and the US Dollar. As of December 31, 2014 we had we had net assets of $1.2 million and net loss of $50,000 million, denominated in the South African Rand. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the South African Rand would therefore be immaterial.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders. Please see Item 5 – Operating Results- Impact of Exchange Rate Fluctuations for further information. As of December 31, 2014, we had outstanding loans of $11.2 million which bear variable interest rates.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to loans borrowed by Shagrir Systems from banks and other lenders. As of December 31, 2014, we had $0.4 million outstanding loans which are linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2015	2016	2017	2018	2019 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		1,904	-	-	-	-
Cash- in NIS		5,400	-	-	-	-
Cash- in other currency:		1,316	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in other currencies		843	-	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	667	667	666	-	-
In NIS	3.8-6.55	1,440	1,617	1,239	1,208	-
In NIS - variable interest	Prime + 0.6-1.4	4,333	3,529	1,757	1,541	-
In other currencies	6	196	-	-	-	737

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2014. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2014, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gil Oren is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by our principal auditors for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2014 and 2013.

	USD in thousands
	2014	2013

Audit Fees (1)	309	223
Audit Related Fees (2)	5	18
Tax Fees (3)	81	11
All Other Fees	25	9

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

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2014 were approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN THE REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules, as follows:

•	Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders, but we do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•	As opposed to Rule 5620(c) of the NASDAQ Listing Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person holding 25% of the voting power of the company.

•	All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law, and are not subject to the review process set forth in Rule 5630 of the NASDAQ Listing Rules. For a detailed discussion please see Item 10.B. - Additional Information – Memorandum and Articles of Association- "NASDAQ Listing Rules and Home Country Practices".

•	We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•	A majority of our board of directors is not comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our directors. Effective as of November 25, 2014, the Israeli law allows external directors to present their nomination to the shareholders themselves, however, it does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•	Our audit committee does not comply with all the requirements of Rule 5605 of the NASDAQ Marketplace Rules (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see Item 6 - Directors, Senior Management and Employees – "Board Practices.

•	We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

See Item 6 - Directors, Senior Management and Employees – "Board Practices" and Item 10.B. - Additional Information – "NASDAQ Marketplace Rules and Home Country Practices" for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Registrant, incorporated herein by reference to Exhibit 1.2 to the Registrant's Form 20-F, filed with the Commission on March 29, 2012.

4.1	English Summary of Purchase Agreement by and among Shagrir Systems Ltd., K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay dated October 11, 2011, as amended by an amendment dated January 1, 2012, incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 29, 2012.

4.2	The Compensation Policy of the Registrant approved by the Shareholders on September 12, 2013, as amended by an amendment to the Compensation Policy as approved by the Shareholders on May 27, 2014, filed by us as Exhibit A to Proposal 5 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

4.3	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.1 to the Registrant's Form F-3, filed with the Commission on March 11, 2014.

4.4	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-3, filed with the Commission on March 11, 2014.

4.5	Share Purchase Agreement dated as of September 16, 2013 between Pointer do Brasil Participações Ltda. And Bracco do Brasil Empreendimentos e Participações Ltda., (the "Brazil SPA"), incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 27, 2014.

4.6	1st Amendment to the Brazil SPA, incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 27, 2014.

4.7	Management Service Agreement between the Company and DBSI dated May 27, 2014, as approved by the Shareholders on May 27, 2014, filed by us as Exhibit B to Proposal 6 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

4.8	Letter of Indemnification between the Company and the Directors of the Company related to DBSI Investments Ltd., the Company's controlling shareholder, dated August 1, 2014, as approved by the Shareholders on May 27, 2014, filed by us as Exhibit C to Proposal 7 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

8.1	A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Pointer Argentina S.A.).

14.3	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil Pointer do Brasil Comercial Ltda.).

14.4	Consent of Mazars Inc. Certified Public Accountants (Pointer SA (Pty) Ltd).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

March 31, 2015

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in shareholders and cash flows for each of the three years in the period ended December 31, 2014. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Pointer Argentina S.A, Pointer Do Brasil Comercial Ltda. and Pointer SA (PTY) Ltd., (the "Subsidiaries"), whose financial statements reflect total assets constituting 7.1% and 7.5% as of December 31, 2014 and 2013, respectively, and total revenues constituting 15.2%, 7.7% and 5% of the related consolidated totals for the years ended December 31, 2014, 2013 and 2012, respectively. The financial statements of the Subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for the Subsidiaries, is based solely on the reports of the other auditors. The financial statements of Pointer Do Brasil Comercial Ltda. (a corporation in which the Company held a 48% interest as of October 14, 2013 and December 31, 2012), have been audited by another auditor whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Pointer Do Brasil Comercial Ltda., is based solely on the report of the other auditor. In the consolidated financial statements, the Company's equity in the net income of Pointer Do Brasil Comercial Ltda. is stated at $ 340 and $38 for the years ended December 31, 2013, and 2012 respectively.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operation and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2015	A Member of Ernst & Young Global

F-2

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Pointer do Brasil Comercial Ltda.

1. We have audited the accompanying balance sheets of **Pointer do Brasil Comercial Ltda.** ("the Company") as of 31st. December 2014 and 2013, and the related statements of income, of changes in shareholders' equity accounts and of cash flows for each of the three years in the period ended 31st December 2014, accompanied by explanatory notes, expressed in US Dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of 31st. December 2014 and 2013 and the results of its operations, the changes in shareholders' equity accounts and its cash flows for each of the three years in the period ended 31st December 2014, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil, 19th February 2015.

Ricardo Julio Rodil
Accountant - CRC-1SP111444/O-1
Baker Tilly Brasil Auditores Independentes S/S
CRC-2SP016754/O-1

www.bakertillybrasil.com.br
an independent member of BAKER TILLY INTERNATIONAL
Avenida Engenheiro Luiz Carlos Berrini, 1461 - 4° e 12° andares - Cidade Monções
CEP: 04571-011 - São Paulo, SP - Tel.: (11)5504-3800 e Fax: (11)5504-3805
BAKER TILLY BRASIL AUDITORES & CONSULTORES

MAZARS

MAZARS INCORPORATED

Report of Independent Registered Public Accounting Firm

To the Shareholders

1. We have audited the accompanying balance sheets of **Pointer SA Proprietary Limited** ("the Company") as of 31st December 2014 and 30th September 2014, and the related statements of comprehensive income, changes in shareholders' equity and cash flows for the three months period ended in 31st December 2014 and nine months period ended in 30th September 2014, accompanied by explanatory notes, expressed in US Dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

MAZARS HOUSE RIALTO ROAD GRAND MOORINGS PRECINCT CENTURY CITY 7441 • PO BOX 134 CENTURY CITY 7446 • DOCEX 9 CENTURY CITY
TEL: +27 21 818 5000 • FAX: +27 21 818 5001 • cpt@mazars.co.za • www.mazars.co.za

3

MAZARS INCORPORATED • REGISTRATION NUMBER 2005/025794/07
REGISTERED AUDITOR – A FIRM OF CHARTERED ACCOUNTANT (SA) • IRBA REGISTRATION NUMBER 900222
DIRECTORS: H SAVEN (NATIONAL CHAIRMAN), MC OLCKERS (MANAGING DIRECTOR), AK BATT, C BURGER, DPC COLYN, FJ CRONJE, DS DOLLMAN, M EDELBERG, Y FERREIRA, AK HOOSAIN, MY ISMAIL, FN MILLER, S NAIDOO, MG ODENDAAL, D RESNICK, MA SALEE, N SILBOWITZ, DL SMITH, SM SOLOMON, HH SWANEPOEL, JC VAN TUBBERGH, K ZAACKS
A FULL LIST OF DIRECTORS IS AVAILABLE ON REQUEST OR AT www.mazars.co.za

Praxity MEMBER • GLOBAL ALLIANCE OF INDEPENDENT FIRMS

F-5

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,557	$3,349
Restricted cash	62	81
Trade receivables (net of allowance for doubtful accounts of $ 1,417 and $ 1,270 at December 31, 2014 and 2013, respectively)	19,032	19,793
Other accounts receivable and prepaid expenses (Note 3)	1,853	2,033
Inventories (Note 4)	6,133	6,038
Deferred tax asset (Note 17)	901	-
Property and equipment held for sale	1,034	-

Total current assets	37,572	31,294

LONG-TERM ASSETS:
Long-term accounts receivable	408	546
Severance pay fund (Note 2r)	8,609	9,349
Property and equipment, net (Note 5)	10,075	13,975
Other intangible assets, net (Note 7)	1,950	2,936
Goodwill (Note 8)	48,941	55,127
Deferred tax asset (Note 17)	3,449	-

Total long-term assets	73,432	81,933

Total assets	$111,004	$113,227

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 9)	$7,478	$10,643
Trade payables	11,460	14,793
Deferred revenues and customer advances	6,420	7,753
Other accounts payable and accrued expenses (Note 10)	8,972	10,768

Total current liabilities	34,330	43,957

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	12,046	9,301
Long-term loans from shareholders and others (Note 12)	997	1,301
Deferred taxes and other long-term liabilities (Note 13)	298	5,712
Accrued severance pay (Note 2r)	9,537	10,317

Total long term liabilities	22,878	26,631

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital (Note 15) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2014 and 2013; Issued and outstanding: 7,688,564 and 5,565,558 shares at December 31, 2014 and 2013, respectively	5,705	3,878
Additional paid-in capital	129,618	120,996
Accumulated other comprehensive income	(2,909)	1,456
Accumulated deficit	(75,767)	(89,220)

Total Pointer Telocation Ltd's shareholders' equity	56,647	37,110

Non-controlling interest	(2,851)	5,529

Total equity	53,796	42,639

Total liabilities and equity	$111,004	$113,227

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2013	2012
Revenues (Note 19c):
Products	$33,099	$34,662	$30,402
Services	72,191	63,195	54,430

Total revenues	105,290	97,857	84,832

Cost of revenues:
Products	19,279	20,763	17,988
Services	50,461	45,497	38,573
Amortization and impairment of intangible assets	-	-	181

Total cost of revenues	69,740	66,260	56,742

Gross profit	35,550	31,597	28,090

Operating expenses:
Research and development	3,390	3,244	2,716
Selling and marketing	11,219	10,398	9,067
General and administrative	11,883	10,539	9,232
Other general and administrative expenses )Note 1b and 1n)	683	403	-
Other income (note 1j)	(288)	-	-
Amortization of intangible assets	994	967	1,987
Impairment of intangible and tangible assets	1,122	-	-

Total operating expenses	29,003	25,551	23,002

Operating income	6,547	6,046	5,088
Financial expenses, net (Note 20a)	2,424	1,077	1,628
Other expenses (income), net (Note 20b)	232	(3,299)	5

Income before taxes on income	3,891	8,268	3,455
Tax expenses (income), (Note 17)	(8,849)	1,337	861

Income after taxes on income	12,740	6,931	2,594
Equity in gains of affiliate (Note 6)	-	340	38

Income from continuing operations	12,740	7,271	2,632

Loss from discontinued operations, net	-	-	995

Net income	$12,740	$7,271	$1,637

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2013	2012
Other comprehensive income:
Currency translation adjustments of foreign operations	$(4,292)	$1,006	$299
Realized currency translation adjustments of foreign operations	-	(50)	-
Realized income (losses) on derivatives designated as cash flow hedges	-	(24)	224
Unrealized losses on derivatives designated as cash flow hedges	-	-	14

Total comprehensive income	8,448	8,203	2,174

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	13,453	6,320	1,833
Non-controlling interests	(713)	951	799

	12,740	7,271	2,632

Loss from discontinued operations attributable to:
Equity holders of the parent	-	-	630
Non-controlling interests	-	-	365

	$-	$-	$995
Total comprehensive income attributable to:
Equity holders of the parent	$9,088	$6,649	$1,493
Non-controlling interests	(640)	1,554	681

	8,448	8,203	2,174

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders (Note 16):

Basic net earnings per share	$1.81	$1.14	$0.35

Diluted net earnings per share	$1.74	$1.10	$0.35

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd's Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2012	4,860,024	$3,353	$119,147	$837	$(96,743)	$5,207	$31,801
Issuance of shares and exercise of options, net	694,034	517	1,425	-	-	-	1,942
Issuance of shares in respect of Stock-based compensation	1,500	1	4	-	-	-	5
Purchase of subsidiary	-	-	-	-	-	133	133
Stock-based compensation expenses	-	-	265	-	-	-	265
Dividend paid to non-controlling interest	-	-	-	-	-	(1,215)	(1,215)
Exercise of options in subsidiary	-	-	(323)			323	-
Purchase of non- controlling interest	-	-	(228)	-	-	228	-
Sale of subsidiary	-	-	-	-	-	241	241
Other comprehensive income	-	-	-	290	-	247	537
Net income attributable to Non -controlling interest	-	-	-	-	-	434	434
Net income attributable to Pointer shareholders	-	-	-	-	1,203	-	1,203

Balance as of December 31, 2012	5,555,558	3,871	120,290	1,127	(95,540)	5,598	35,346
Issuance of shares in respect of Stock-based compensation	10,000	7	20	-	-	-	27
Stock-based compensation expenses	-	-	354	-	-	20	374
Dividend payable to non-controlling interest	-	-	-	-	-	(1,311)	(1,311)
Expiration of options in subsidiary	-	-	332	-	-	(332)	-
Other comprehensive income	-	-	-	329	-	603	932
Net income attributable to Non -controlling interest	-	-	-	-	-	951	951
Net income attributable to Pointer shareholders	-	-	-	-	6,320	-	6,320

Balance as of December 31, 2013	5,565,558	3,878	120,996	1,456	(89,220)	5,529	42,639
Issuance of share capital (net of issue expenses of USD 383 thousands)	2,123,006	1,827	19,615	-	-	-	21,442
Stock-based compensation expenses	-	-	375	-	-	-	375
Acquisition of non-controlling interests	-	-	(11,368)	-	-	(7,740)	(19,108)
Other comprehensive income	-	-	-	(4,365)	-	73	(4,292)
Net income (loss) attributable to Non -controlling interest	-	-	-	-	-	(713)	(713)
Net income attributable to Pointer shareholders	-	-	-	-	13,453	-	13,453

Balance as of December 31, 2014	7,688,564	$5,705	$129,618	$(2,909)	$(75,767)	$(2,851)	$53,796

The accompanying notes are an integral part of the consolidated financial statements.

F-11

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

Accumulated other comprehensive income

	December 31,
	2014	2013

Accumulated foreign currency translation differences	$(2,909)	1,456

Accumulated other comprehensive income	$(2,909)	$1,456

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from operating activities:
Net income	$12,740	$7,271	$1,637
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,767	4,049	5,551
Impairment of tangible and intangible assets	1,122	-	-
Gain from obtaining control in a subsidiary previously accounted for by the equity method	-	(3,299)	-
Gain from a bargain purchase	(288)	-	-
Accrued interest and exchange rate changes of debenture and long-term loans	17	21	118
Accrued severance pay, net	56	(397)	91
Gain from sale of property and equipment, net	(95)	(195)	(271)
Equity in gains of affiliate	-	(340)	(38)
Stock-based compensation	375	374	265
Decrease in restricted cash	19	27	15
Increase in trade receivables, net	(1,141)	(1,270)	(1,572)
Decrease (increase) in other accounts receivable and prepaid expenses	(21)	148	46
Decrease (increase) in inventories	(462)	(685)	732
Decrease (increase) Deferred income taxes	(9,120)	1,272	847
Decrease (increase) in long-term accounts receivable	126	(4)	234
Increase in trade payables	(654)	1,290	960
Increase (decrease) in other accounts payable and accrued expenses	(1,845)	1,449	(274)

Net cash provided by operating activities	5,596	9,711	8,341

Cash flows from investing activities:
Purchase of property and equipment	(4,458)	(4,663)	(4,033)
Proceeds from sale of property and equipment	1,529	1,216	1,733
Investment and loans/ Repayments in affiliate	-	137	(669)
Acquisition of subsidiary (a)	(688)	(3,973)	(251)
Purchase of business activity (b)	-	-	(3,125)
Proceeds from sale of investments in previously consolidated subsidiaries (c)	(41)	-	-

Net cash used in investing activities	(3,658)	(7,283)	(6,345)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Cash flows from financing activities:

Receipt of long-term loans from banks	12,577	7,127	11,670
Repayment of long-term loans from banks	(8,986)	(10,137)	(12,253)
Repayment of long-term loans from shareholders	(301)	-	-
Dividend paid to non-controlling interest	-	-	(1,215)
Repurchase of shares from non-controlling interests	(7,740)	-	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	10,074	7	1,947
Short-term bank credit, net	(1,640)	563	(345)

Net cash provided (used) in financing activities	3,984	(2,440)	(196)

Effect of exchange rate on cash and cash equivalents	(714)	(324)	417

Increase (decrease) in cash and cash equivalents	5,208	(336)	2,217
Cash and cash equivalents at the beginning of the year	3,349	3,685	1,468

Cash and cash equivalents at the end of the year	$8,557	$3,349	$3,685

(a)	Acquisition of subsidiary:
	Working capital (Cash and cash equivalent excluded)	$221	$130	$-
	Property and equipment	565	2,486	22
	Technology	-	-	58
	Other intangible assets	190	1,690	-
	Goodwill	(288)	4,894	304
	Long term loans from banks and others	-	(1,342)	-
	Investment in subsidiary previously accounted for by the equity method	-	(3,885)	-
	Non-controlling Interest	-	-	(133)

		$688	$3,973	$251

(b)	Purchase of business activity:
	Working capital	$-	$-	$27
	Property and equipment			112
	Customer list			1,364
	Goodwill	-	-	1,669
	Accrued severance pay, net	-	-	(23)
	Employees accruals	-	-	(24)

		$-	$-	$3,125

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2014	2013	2012

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$(18)	$-	$7
	Property and equipment	(30)	-	-
	Long term loans from banks and others	5	-	-
	Non-controlling interests	(125)	-	241
	Loss from sale of subsidiaries	209	-	(248)

		$41	$-	$-

(d)	Non-cash investing activity:

	Purchase of property and equipment	$45	$392	$90
	Purchase of property and equipment at finance lease	$-	$3	$17
	Dividend payable for non-controlling interest in a consolidated subsidiary	$-	$1,311	$-
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$11,368	$-	$-

(e)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$2,604	$1,189	$1,528

	Income taxes	$367	$114	$52

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Pointer Telocation Ltd. ("the Company") was incorporated in Israel and commenced operations in July 1991. The Company conducts its operations through three main segments. Through its Cellocator segment, the Company designs, develops and produces leading mobile resource management products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through its MRM segment, the Company acts as an operator by bundling its products together with a range of services, including stolen vehicle retrieval services and fleet management services, and through its RSA segment provides road-side assistance services in Israel for sale to insurance companies, fleets and individual customers.

The Company provides services, for the most part, in Israel, Argentina, Mexico, South Africa and Brazil, through its local subsidiaries and affiliates. The Company sells its products worldwide through direct sell, its local subsidiaries and affiliates to independent operators provide similar services in Latin America, Europe and other countries utilizing the Company's technology and operational know-how. The Company's shares are traded on the NASDAQ Capital Market. On January 17, 2012, the Company delisted its ordinary shares from trading on the Tel Aviv Stock Exchange effective as of April 17, 2012.

b.	As of January 14th, 2014 The Company held 54.48% of the share capital of Shagrir Systems Ltd. ("Shagrir"). On January 15th, 2014 the Company acquired the 45.5% remaining interest in Shagrir. In consideration for the acquired interest in Shagrir: (i) the Company paid an aggregate of $7.8 million using credit facilities from banking institutions and (ii) issued 994,357 Ordinary Shares to Shagrir's selling shareholders.

Shagrir is engaged in the field of road side assistance ("RSA"), towing services and stolen vehicle recovery in Israel.

On December 30, 2014, Shagrir sold the RSA operation, assets and liabilities into a new wholly owned subsidiary, Shagrir Group Vehicle Services Ltd ("Shagrir Group"). Following this transaction, Shagrir, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into the company effective as of December 31, 2014 (the “Reorganization”) following the merger Shagrir was liquidated.

Following the transaction Shagrir recorded expenses related to the transaction in the amount of $683 (out of which $200 was paid till December 31, 2014 and the balance will be paid during 2015). As a result of the Reorganization, Shagrir conclude that certain ERP systems will not be used and that certain motor vehicles will be sold and therefore are classified as held for sale. As a result, the Company recorded an impairment charge in the amount of $594 related to the ERP system and the motor vehicles.

Following the merger of Shagrir into the company, the company recorded tax income in the amount of $8,831 due to decrease in valuation allowance related to carry forward losses of the company that are more likely than not to be offset against future income and other temporary differences.

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

In December 2014, Shagrir signed an agreement to sell the Romanian subsidiary to the subsidiary's CEO ("CEO") for its par value.

As a result of the agreement, Shagrir recorded in 2014 a loss in the amount of $209 that was recorded in "other expenses" in the statement of operation. The results of operation of the Romanian subsidiary in 2012, 2013 and 2014 were immaterial.

d.	The Company holds 93% of the share capital of Argentina SA's (formerly: Tracsat S.A.) ("Pointer Argentina"). Pointer Argentina is the operator of the Company's systems and products that provides fleet management and stolen vehicle recovery services in Buenos Aires, Argentina.

e.	The Company holds 74% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. ("Pointer Mexico"), the remaining 26% of the share capital being held by local Mexican partners. Pointer Mexico provides fleet management and stolen vehicle recovery services to its customers in Mexico as well as distributing the Company's products.

f.	In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brasil Comercial S.A. ("Pointer Brazil"). Pointer Brazil provides location, tracking and fleet management vehicles services to its customers in Brazil. As of October 13th, 2013 Company held 48.8% of the share capital in Pointer Brazil.

In March 2014, Company has changed its legal form from corporation to Limited Liability Company (LLC), and its trading name from Pointer do Brasil Comercial S.A. to Pointer do Brasil Comercial Ltda., according to its article of association duly registered and properly approved by its shareholders.

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

In May 2014, Pointer Brazil was merged with Pointer do Brasil Participações Ltda. As a result of this merger, The Company holds directly 100% of the issued share capital of Pointer Brazil.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The company's interest in Pointer Brazil immediately before obtaining control was remeasured at fair value as of the acquisition date. The Company recognized in Other income a gain at the amount of $3,299 from the remeasurement of the previously held investment.

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
$3,973

Unaudited pro forma condensed results of operations

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2013 and 2014 assuming that the acquisitions of Pointer Brazil occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods:

	Unaudited
	2013	2012

Revenues	$104,238	$91,414

Net income	$6,269	$1,763

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$1.13	$0.35
Diluted net earnings per share	$1.10	$0.35

On March 2014, Pointer Brazil has changed its legal form from corporation to Limited Liability Company (LLC), and its trading name from Pointer do Brasil Comercial S.A. to Pointer do Brasil Comercial Ltda., according to its article of association duly registered and properly approved by its shareholders.

On May 2014, Pointer Brazil Holdings was merged into Pointer Brazil. As a result of this merger, the Company holds directly the issued capital of Pointer Brazil.

g.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

h.	On May 15, 2009, the Company's subsidiary Shagrir acquired ownership of 51% of the ordinary shares of Car2go Ltd., which is engaged in car sharing and motor vehicle rental.

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

During 2014 Car2go incurred losses in amount of NIS 2,534 and as of December 31, 2014 has a deficit in its working capital in amount of NIS 1,960. The company committed to finance the operations of Car2go according to the budget during a year from signing the financial statement. The company will provide such financing in the form of shareholder's loans.

In 2014, following the annual goodwill impairment test in accordance with ASC 350 "Intangibles - Goodwill and Others". As a result of the impairment test, the Company fully impaired the goodwill attributed to Car2Go at the amount of $ 528. These amounts were recorded in the 2014 Consolidated Statement of Operation under the captions "Impairment of intangible and tangible assets". The material assumptions used for the income approach for 2014 were 5 years of projected net cash flows, a discount rate of 14% and a long-term growth rate of 3%

On April 9, 2014, Shagrir signed an agreement with car 2 go according to which Shagrir provided Car2go a convertible loan totaling NIS 3 million ("the loan principal"). The loan principal is linked to the Israeli CPI and bears annual interest of 7% to be calculated on a compounded interest basis. The loan principal the interest and the linkage (as defined below) will be repaid by Car2go starting from the end of two years from the date of receiving the loan provided that Shagrir has not repaid the loan or converted the loan into equity prior to the maturity dates specified below.

If Car2go raises capital (not loans) from third parties in a total of at least NIS 5 million before the repayment of the entire loan ("the capital raising"), then on the date of completion of such transaction Shagrir will be entitled to convert the outstanding (unpaid) loan into shares of the same type and rights as those allocated in the capital raising at a 30% discount on the share price in the capital raising.

If Car2go fails to complete the capital raising within 12 months from the date of receiving the loan principal, the Company will be entitled to convert the outstanding (unpaid) loan, at any time from the end of said 12 months until the full repayment of the loan, into Preferred A shares of Car2go at a company value of NIS 10 million before the money on a fully diluted basis. The Preferred A shares will confer preference rights to their holders.

In addition, effective from April 1, 2014, the loan that had been granted to Car2go on May 15, 2009 (in a total of NIS 6 million) will bear interest of 6% instead of 4% and the maturity date will be deferred from January 2014 to March 2016.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

i.	On June 28, 2010, Shagrir, together with an Israeli partner (hereinafter the "minority shareholder") entered into an agreement for the establishment of an Israeli company named Rider from the Shagrir Group Ltd. ("Rider") for providing outsourcing services to insurance companies and others. The minority shareholder holds 33% and serves as Rider's CEO.

In 2012, Shagrir recorded as part of its general and administrative expenses an impairment loss of the loan granted by Rider to the minority shareholder in the amount of NIS 1.75 million ($ 489).

During 2011, Shagrir signed an agreement to sell its entire holdings in Rider to Native Nehoray Ltd. ("Nehoray") at par value. In addition, Shagrir sold to Nehoray the rights to receive payments from a loan that Shagrir had provided to Rider in the amount of NIS 4,779 thousands including interest and linkage to the Israeli CPI for NIS 1,293 thousands. As a result of the agreement, Shagrir recorded in 2012 a capital loss in the amount of NIS 393 thousands ($ 110).

j.	On September 9, 2014, the Company acquired a 100% interest in Global Telematics S.A. Proprietary Limited ("Global Telematics"), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

The acquisition-date fair value of the consideration transferred totaled to $ 1 million in cash.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, "Business Combinations". Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

Working capital, net	$221
Property and equipment	565
Other intangible assets	190
Gain from a bargain purchase	(288)
$688

The excess of the net tangible and identifiable intangible assets over the purchase price paid was recorded as a gain. The gain has been recognized in the consolidated statement of comprehensive income as other income.

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

Below are the results of operations of TMC that presented net as a discontinued operation:

Period ended August 1, 2012

Revenues	$3
Cost of revenues	143
Gross loss	(140)
Operating expenses:
Sales and marketing	60
General and administrative	181
Impairment of goodwill and intangible asset	348
Operating (loss)	(729)

Financial expense, net	18
Net loss	$(747)

As a result of the partnership's sale a capital loss in the amount of $ 248 was recorded in discontinued operation.

Cash flows from discontinued operation were immaterial.

l.	On November 11, 2011, Shagrir, entered into an agreement to acquire the activities of K.S Operation Centers Ltd. ("K.S") in consideration for an aggregate amount of NIS 12 million, to be paid in two installments. The first installment was paid in January 2012, and the second was paid in January 2013. Shagrir closed the transaction in January 2012.

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

m.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited.

n.	In December 2013, the Company recorded an expense of $403 thousands in other general and administrative expense related to the termination cost of the former CEO's employment with the Company's subsidiary.

o.	On September 12, 2013, a shareholders meeting of the Company approved a compensation Policy for the Company's directors and officers. The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

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

For those subsidiaries whose functional currency has been determined to be their local currency (For Pointer Argentina- the Argentinean peso; for Pointer Mexico- the Mexican peso; for Shagrir, Car2Go and Rider - the new Israeli shekel ("NIS"); for Pointer Inc. - the dollar; for Pointer Romania- the ROL; for Pointer do Brazil Comercial Ltda. and Pointer Brazil Holdings- the Brazilian Real), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders' equity (deficiency).

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

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2014, 2013 and 2012, the Company and its subsidiaries wrote off approximately $194, $102 and $337, respectively. The write-offs are included in cost of revenues.

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

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The company didn't apply the qualitative option.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Regarding goodwill impairment in 2014, see note 1h.

No impairment losses were identified in the years 2012 and 2013.

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

Impairment losses have been identified as of December 31, 2014 in the amount of $292 regarding ERP and $302 regarding motor vehicle. (See also Note 1b)

No impairment losses were identified in 2013 for the continuing operations, as for the discontinued operations see note 1k.

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities' captions in the Balance Sheet) during 2014 and 2013 are as follows:

	Year ended December 31,
	2014	2013

Balance, beginning of the year	$766	$661
Warranties issued during the year	582	699
Settlements made during the year	(371)	(446)
Expirations	(304)	(184)
Foreign currency translation adjustment	(58)	36

Balance end of year	$615	$766

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 were $ 1,302, $ 1,365 and $ 1,071, respectively.

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is "more likely than not" to be sustained upon examination. As of December 31, 2014, the Company did not have any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2014, the Company did not have any interest and penalties associated with tax positions.

o.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, "Earnings Per Share". Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of pointer shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 0, 0 and 0 and for the years ended December 31, 2014, 2013 and 2012, respectively.

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

During the years ended December 31, 2014, 2013 and 2012, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $375, $374 and $265, respectively.

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

q.	Data related to options to purchase the Company shares:

1.	The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2014, 2013 and 2012 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2014	2013	2012

Risk free interest rate	1.49%-2.39%	0.56%-1.31%	-
Dividend yield	0%	0%	-
Expected volatility	50.14%-57.89%	44.75%-49.48%	-
Expected term (in years)	3.92-5.5	2.63-4.5	-
Forfeiture rate	2%	2%	-

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

Some of the company's employees are subject to Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2014, 2013 and 2012 were $438, $1,150 and $952, respectively.

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's trade receivables include amounts billed to clients located mainly in Israel, Latin America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2014, 2013 and 2012, the Company recorded expenses in respect of such debts in the amount of $452, $412 and $209, respectively. As for major customers, see Note 19d.

Changes in the allowance for doubtful accounts during 2014 and 2013 are as follows:

	Year ended December 31,
	2014	2013

Balance at beginning of the year	$1,270	$935
First time consolidation of Subsidiary	69	263
Deductions during the year	(216)	(364)
Charged to expenses	452	412
Foreign currency translation adjustment	(158)	24

Balance at end of year	$1,417	$1,270

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

Assets and liabilities measured at fair value on a recurring basis are comprised of foreign currency forward contracts with a fair value of $0, $0 and $ 24 as of December 31, 2014, 2013 and 2012, respectively, and are classified as level 2.

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

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition:

During 2014, such measurements of fair value related solely to an impairment loss of goodwill reducing its carrying amount from $528 to a fair value of $0 and impairment loss of $528. The Company used an income approach for measuring the fair value of the goodwill. See Note 2g and 2i for significant assumptions. As the fair value was measured using significant unobservable assumptions, the goodwill was classified as level 3 in ASC 820 fair value hierarchy.

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

x.	First time adoption of Accounting Standards:

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

The Company adopted this standard as of the beginning of fiscal year 2014.

The accounting standard has no effect on the company's financial statements.

y.	Accounting Standards still not effective

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgments affecting the recognition of revenue. ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity's ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations, and management's plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted.

The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Government authorities	$305	$432
Employees	87	55
Prepaid expenses	1,160	1,386
Others (1)	301	160

	$1,853	$2,033

(1)	The balance as of December 31, 2014 and 2013 includes the amounts of $56 and $65, respectively, which are receivable from Nehoray (see note 1j).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- INVENTORIES

	December 31,
	2014	2013

Raw materials	$2,696	$2,189
Work in process	61	232
Finished goods	3,376	3,617

	$6,133	$6,038

NOTE 5:- PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2014	2013
Cost:

Installed products	$7,953	$6,898
Computers and electronic equipment	8,474	8,612
Office furniture and equipment	1,413	943
Motor vehicles	6,873	11,692
Network installation	3,970	4,431
Buildings	498	558
Leasehold improvements	2,507	2,922

	31,688	36,056
Accumulated depreciation:

Installed products	5,424	4,464
Computers and electronic equipment	6,499	6,743
Office furniture and equipment	939	629
Motor vehicles	3,708	4,839
Network installation	3,848	4,219
Buildings	64	60
Leasehold improvements	1,131	1,127

	21,613	22,081

Depreciated cost	$10,075	$13,975

b.	Depreciation expenses for the years ended December 31, 2014, 2013 and 2012 were $3,773, $3,083 and $3,030, respectively.

c.	Impairment expenses for the years ended December 31, 2014, 2013 and 2012 were $594, $0 and $0, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-  INVESTMENT IN AFFILIATE

a.	In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2012, the Company held 48.8% of the share capital in Pointer Brazil.

b.	In October 2013, the Company acquired the remaining 51.2% of the share capital in Pointer Brazil, and since then it is a wholly-owned subsidiary (see note 1f.)

NOTE 7:- OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2014	2013
Cost:
Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	17,510	18,723
Others	751	666
Brand name	4,424	4,683
	28,214	29,601
Accumulated amortization:
Patents	639	639
Developed technology (see note 2i)	4,890	4,890
Customer related intangible	16,253	16,873
Others	436	150
Brand name	4,046	4,114
	26,264	26,665

Amortized cost	$1,950	$2,936

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-    OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses for the years ended December 31, 2014, 2013 and 2012 were $994, $967 and $1,987, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2015	$674
2016	599
2017	324
2018	291
2019	62

$2,146

NOTE 8:-   GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013

Goodwill, beginning of the year	$55,127	$47,190
Additions in respect of acquisitions	-	4,894
Impairment of Goodwill (see note 2g and 1k)	(528)	-
Foreign currency translation adjustments	(5,658)	3,043

Goodwill, end of year	$48,941	$55,127

Following the reorganization in Shagrir described in note 1 b, the Company revised its reporting structure that resulted a change its reporting units. The Pointer reporting unit was divided to two reporting units: the RSA and SVR

The carrying value of goodwill by reporting unit as of 31 December 2014 is as follows:

Reporting unit	2014

Cellocator	$2,534
RSA	15,418
SVR (*)	26,962
CAR 2 GO	-
Pointer brazil	4,027
$48,941

(*) SVR in Israel

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-   GOODWILL (Cont.)

The carrying value of goodwill by reporting unit as of 31 December 2013 is as follows:

Reporting unit	2013

Cellocator	$2,534
RSA&SVR	47,480
CAR 2 GO	545
Pointer brazil	4,568

$55,127

The material assumptions used for the income approach for 2014 were:

	Celocator	RSA	SVR	Pointer brazil

discount rate	16	14	14	23
growth rate	3	3	3	7.5
Years of projected cash flows	5	5	5	5

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-     SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2014	2013	2014	2013
	%
Short-term bank credit and loans:
In Dollars	2.85 - 4	2.85 - 4	$738	$2,133
Linked to Dollars	-	LIBOR + 4.25	-	500
In other currencies	16-17	16-17	105	37

			843	2,670
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to Dollars	LIBOR + 2	LIBOR + 2	667	600
In NIS - variable interest	Prime + 0.9-1.4	Prime + 0.9-1.4	4,333	3,564
In NIS	3.8 - 6.55	3.8 - 6.55	1,440	3,142
In other currencies	6	6	196	667

			6,635	7,973

			$7,478	$10,643

Unutilized credit lines			$9,257	$6,306

NOTE 10:-   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Employees and payroll accruals	$5,993	$6,205
Government authorities	839	930
Provision for warranty	407	528
Accrued expenses	1,629	1,726
Related party	53	53
Dividend payable to non-controlling interests	-	1,311
Others	51	15

	$8,972	$10,768

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2014	2013	2014	2013
	%

In, or linked to Dollars (see c below )	3.71	3.71	$2,000	$2,600
In NIS - variable interest	Prime+ 0.95 -1.4	Prime+ 0.95 -1.4	11,158	9,835
In NIS	5.45-7.39	5.45-7.39	5,198	4,171
In other currencies	17	-	84	-

			18,440	16,606
Less - current maturities			6,394	7,306

			$12,046	$9,301

b.	As of December 31, 2014, the aggregate annual maturities of the long-term loans are as follows:

2015 (current maturities)	$6,394
2016	5,636
2017	3,662
2018	2,748

$18,440

c.	In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator") and the acquisition of Pointer Brazil (see note 1g) and utilize of credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.	The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.	The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of December 31, 2014 the Company is in compliance with the financial covenants of its bank loans.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-    LONG-TERM LOANS FROM BANKS (Cont.)

d.	Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.	Shagrir shall not declare any distribution of dividends without the prior written consent of the bank.

As of December 31, 2014, Shagrir is in compliance with the financial covenants of its credit facility.

NOTE 12:-    LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders and others - composition:

	December 31,
	2014	2013

In NIS linked to CPI (see c1and c2 below)	$306	$384
In Dollars (see c4 below)	737	737
In other currencies (see c5 below)	196	847

	1,239	1,968
Less - current maturities	242	667

	$997	$1,301

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-    LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

b.	As of December 31, 2014, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2015 (current maturities)	$242
2016	260
2017	-
2018	-
Thereafter	737

$1,239

c.	1.	During 2008-2009, Shagrir's subsidiary received loan in an amount of $ 140 from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir. As of December 31, 2014, the balance of the loan is $ 170.

2.	In July 2013, Shagrir's subsidiary received a loan from its supplier in the amount of NIS $ 216 for the purchase of 9 cars. As of December 31, 2014 the balance of the loan is $ 136. The loan bears an annual interest rate of prime +3.8%.

4.	Pointer Mexico received a loan of $ 737 from its Mexican local partner in 2005 and 2004. No maturity date was set for the loan and it is not expected to be repaid before January 1, 2018.

5.	The loan balance of Pointer Brazil to Bracco (a former shareholder of Pointer Brazil) as of 31st December 2013 was $838 the loan was repaid during 2014.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- DEFFERED TAXES AND OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013

Provision for warranty	$208	$238
Deferred taxes	-	5,381
Deferred revenues	90	93

	$298	$5,712

NOTE 14:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	Shagrir's subsidiary recorded a first priority floating charge on all of its assets in favor of the bank.

b.	Collateral:

1.	To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 3,225 in effect between January 2009 and January 2017.

2.	The Company obtained bank guarantees in the amount of $ 255 in favor of its lessor and customs.

3.	As of December 31, 2014 and 2012, the use of $ 62 and $ 81, respectively, has been restricted following B.C.R.A. (Central Bank of Argentina) regulations, until the company completes the registration with local authorities of certain capital contributions.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2014 is $ 2,444. No royalties were accrued or paid during 2014, 2013 and 2012.

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

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2017. Minimum annual rental payments under non-cancelable operating leases are as follows:

2015	$2,003
2016	1,652
2017	1,552
2018	1,102

$6,309

Rent expenses for the years ended December 31, 2014, 2013 and 2012, were $3,528, $3,325 and $2,249, respectively.

e.	Litigation:

1.	As of December 31, 2014, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $1,980 The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

2.	In August 2014, Pointer Brazil received a notification of lack of payments of $ 398 of VAT tax (Brazilian ICMS tax) plus $1,669 of interest and penalty totaling $ 2,067 of infraction. Company is defending this litigation at court and made a provision of $105 (43% of total litigation amount after reductions expected at court). The total timeframe of litigation is up to 14 years.

f.	Commitments:

1.	The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 18), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on August 1, 2011.

2.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 11c and 11d).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-   EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital:

1.	On June 19, 2012, pursuant to the approval of the shareholders of the Company, DBSI purchased 50,000 ordinary shares of the Company at a price per share of $ 2.95, for a total purchase price of $ 147.5 in a private placement (the "Private Placement"). Following the consummation of the Private Placement, DBSI's holdings increased to 2,237,191 ordinary shares, constituting 45.55% of the outstanding ordinary shares of the Company.

2.	On July 26, 2012, the Company completed a rights offering to the Company's ordinary shareholders of rights to purchase an aggregate of 644,034 ordinary shares of the Company for the subscription price of $2.90, per ordinary share (the "Rights Offering"). The Rights Offering was fully subscribed and accordingly, 644,034 ordinary were issued to ordinary shareholders of the Company for aggregate gross proceeds of $1.867 million. Following the Rights Offering, DBSI's ownership interest increased to 49.86% of the outstanding ordinary shares of the Company.

3.	On March 9 2014, the Company completed a round of financing for the aggregate amount of $ 10.44 million, in consideration for 1.13 million of the Company's ordinary shares at a price per share of $ 9.25.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-   EQUITY (Cont.)

c.	Options:

1.	In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "2003 Plan"). The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013.

2.	On November 30, 2011, the Board of Directors approved an amendment to the 2003 Plan whereby in the event a cash dividend is paid out to the Company's shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

3.	A summary of employee option activity under the Company's Stock Option Plans and RSU's as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2014	306,984	3.4
Granted	49,600	0.75
Exercised	-	-
Forfeited	(8,550)	3.4
Outstanding at December 31, 2014	348,034	$3.05	3.99	$1,446

Exercisable at December 31, 2014	175,240	$3.41	3.62	$837

Vested and expected to vest at December 31, 2014	344,578	$3.08	4.03	$1,060

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-   EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014 and 2013 was $ 8.7 and $ 2.26, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2014, there was approximately $ 317 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.57 years. Total grant-date fair value of options that vested during the year ended December 31, 2014 was approximately $ 339.

4.	A summary of the status of the Company's employee stock options and RSU's as of December 31, 2014, 2013 and 2012, and changes during the years then ended, are as follows:

	Year ended December 31,
	2014		2013		2012
		Weighted		Weighted		Weighted
		average		Average		average
	Amount	exercise	Amount	exercise	Amount	exercise
	of options	Price	of options	price	of options	price

Options outstanding at beginning of year	306,984	$3.41	271,984	$6.81	321,016	$6.28
Granted	49,600	$0.75	312,984	$3.38	-	$-
Exercised	-	$-	(10,000)	$3.38	(1,500)	$3.14
Forfeited	(8,550)	$2.37	(5,000)	$6.81	-	$-
Forfeited	-	$-	(262,984)	$6.81	(47,532)	$3.48

Options outstanding at end of year	348,034	$3.05	306,984	$3.41	271,984	$6.81

Options exercisable at end of year	175,240	$3.41	4,188	$5.11	158,824	$6.81

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-   EQUITY (Cont.)

The following table summarizes information relating to employees' stock options and RSU's outstanding as of December 31, 2014, according to exercise prices:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2014	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2014	Weighted average exercise price
		Years
$3.38	300,234	3.65	$3.38	173,740	$3.38
$0.75	46,300	6.27	$0.75	-	-
$7.00	1,500	0.78	$7.00	1,500	$7.00

	348,034	3.99	$3.05	175,240	$31

5.	On October 13, 2010, the Board of Directors resolved to issue to one of our directors options exercisable to 3,000 of the company's ordinary shares, pursuant to the plan, which will vest in three equal annual installments over a period of three years, commencing as of date of the grant, at an exercise price of $ 7.00 per share.

6.	In January 2011, the Board of Directors appointed the Company's new Chief Executive Officer (CEO) effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to the company's growth and profitability in the year preceding payment of the bonus.

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

8.	On July 8, 2013, the Board of Directors resolved to issue to the Company's employees, options exercisable to 41,000 of the company's ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 3.38 per share.

9.	In December 2013 the Company adopted an Employee Share Option Plan (2013) (the "2013 Plan"). The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options vest over a period of four years are valid for a period of seven years from the date of grant.

10.	In 2014, the Board of directors resolved to issue to the Company's employees and directors Restricted Stock Units exercisable to 46,300 of the Company's ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, commencing as of March 27, 2014, at an exercise price of 3 NIS per share.

As of December 31, 2014, 330,412 options are available for future grant under the 2013 Plan.

d.	Dividends:

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

NOTE 16:-   NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share from continuing operations:

	Year ended December 31,
	2014	2013	2012
Numerator:

Numerator for basic net earnings per share - Net income (loss) from continuing operations	$13,453	$6,320	$1,833
Effect of diluting securities	-	-	-

Numerator for diluted net earnings per share - Net income (loss) from continuing operations	$13,453	$6,320	$1,833

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,446	5,558	5,166

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	7,727	5,697	5,166

Basic net earnings (loss) per share from continuing operations	$1.81	$1.14	$0.35

Diluted net earnings (loss) per share from continuing operations	$1.74	$1.10	$0.35

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-   NET EARNINGS (LOSS) PER SHARE (Cont.)

The following table sets forth the computation of basic and diluted net loss per share from discontinuing operations:

	Year ended December 31,
	2014	2013	2012
Numerator:

Numerator for basic net earnings per share - Net loss from discontinuing operations	$-	$-	$(630)

Numerator for diluted net earnings per share - Net loss from continuing operations	$-	$-	$(630)

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	-	-	5,166

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	-	-	5,166

Basic net loss per share from discontinuing operations	$-	$-	$(0.12)

Diluted net loss per share from discontinuing operations	$-	$-	$(0.12)

NOTE 17:-   INCOME TAXES

a.	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 25% in 2012, 25% in 2013 and 26.5% in 2014.

Corporate tax rates in Mexico were 30% in 2012, 2013 and 2014.

Corporate tax rates in Brazil were 34% in 2012, 2013 and 2014.

Corporate tax rates in Argentina were 35% in 2012, 2013 and 2014.

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- INCOME TAXES (Cont.)

The deferred tax balances included in the financial statements as of December 31, 2014 are calculated according to the new tax rates that were substantially enacted as of the reporting date and, therefore, comply with the above changes, as applicable to the Company.

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

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2014. The Company's may change its position in the future.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-   INCOME TAXES (Cont.)

d.	Income (loss) before taxes on income:

	Year ended December 31,
	2014	2013	2012

Domestic	$5,867	$10,116	$4,145
Foreign	(1,976)	(1,848)	(690)

	$3,891	$8,268	$3,455

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2014	2013

Reserves and accruals	$551	$771
Carryforward tax losses	25,953	32,007
Other temporary differences	1,029	1,727

Total deferred tax assets before valuation allowance	$27,533	$34,505

Valuation allowance (3)	(17,052)	(30,409)

Net deferred tax assets	$10,481	$4,096

Goodwill and other intangible assets	(6,026)	(9,290)
Other temporary differences	(105)	(214)

Total deferred tax liabilities	$(6,131)	$(9,504)

Total deferred tax Assets (liabilities)	$4,350	$(5,408)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-   INCOME TAXES (Cont.)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2014	2013

Short – term Assets	$901	$-
Long-term Assets	3,449	-
Long-term Liabilities	-	(5,408)

	$4,350	$(5,408)

3.	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences for amounts that are more likely than not be realized in the foreseeable future.

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2014	2013	2012
Income before taxes, as reported in the consolidated statements of operations	$3,891	$8,268	$3,455

Statutory tax rate	26.5%	25%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,031	$2,067	$864
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	68	307	34
Change in valuation allowance in respect of deferred taxes	(10,176)	-	-
Operating carryforward losses for which a valuation allowance was provided	926	454	302
Realization of carryforward tax losses for which a valuation allowance was provided	(757)	(799)	(501)
Gain on obtaining control over a subsidiary previously treated by the equity method	-	(825)	-
Profit from a bargain purchase	(76)	-	-
Nondeductible expenses and other permanent differences	135	133	162

	$(8,849)	$1,337	$861

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-   INCOME TAXES (Cont.)

f.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 78,635 (including a capital loss in the amount of approximately $ 30,941) as of December 31, 2014. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 144 as of December 31, 2014. The carryforward tax losses will expire from 2015 to 2019.

Carryforward tax losses of Car2GO totaled approximately $ 3,877 as of December 31, 2014. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 10,972 as of December 31, 2014. The carryforward tax losses will expire from 2015 to 2023.

Carryforward tax losses of Pointer Brazil totaled approximately $ 2,940 as of December 31, 2014. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer South Africa totaled approximately $ 7,690 as of December 31, 2014. The carryforward tax losses have no expiration date.

g.	Final tax assessments:

Tax assessments for the Company and Shagrir are considered final as of the 2010 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2007 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2009 tax year.

h.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2014	2013	2012

Current	$200	$65	$14
Deferred	(9,049)	1,272	847

	$(8,849)	$1,337	$861

Domestic	$(8,390)	$1,320	$847
Foreign	(459)	17	14

	$(8,849)	$1,337	$861

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2014	2013
Other accounts payable and accrued expenses:

DBSI (see Note 14f(2))	$53	$53

b.	Transactions with related parties:

	Year ended December 31,
	2014	2013	2012

Sales to affiliate (see Note 1g)	$-	$596	$1,187
Management fees to DBSI (see Note 14f(2))	$180	$180	$180
Sales to related parties	$45	$41	$63
Purchase from related parties	$830	$2,219	$484

NOTE 19:-   SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

Commencing January 2008, the Company has two reportable segments: the Cellocator segment and the MRM segment.

Commencing December 2014, following the reorganization in Shagrir (see note 1b), the Company has three reportable segments: the Cellocator segment, the MRM segment and the RSA (road side assistant) segment. Segments reporting was retroactively adjusted to reflect those segments.

The Company applies ASC 280, "Segment Reporting Disclosures". The Company evaluates performance and allocates resources based on operating profit or loss.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-   SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents segment results of operations for the year ended December 31, 2014:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$24,063	$55,911	$36,168	$(10,852)	$105,290

Segments operating profit (loss)	$3,859	$5,619	$(60)	$(2,871)	$6,547

Segments tangible and intangible assets	$8,679	$26,878	$22,038	$4,405	$62,000

Depreciation, amortization and impairment expenses	$349	$2,188	$2,230	$-	$4,767

Expenditure for assets	$165	$2,586	$1,706	$-	$4,457

The following presents segment results of operations for the year ended December 31, 2013:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$24,268	$46,309	$35,681	$(8,401)	$97,857

Segments operating profit	$3,065	$4,385	$505	$(1,909)	$6,046

Segments tangible and intangible assets	$9,494	$30,075	$27,069	$5,400	$72,038

Depreciation, amortization and impairment expenses	$291	$1,580	$2,178	$-	$4,049

Expenditure for assets	$135	$1,260	$3,268	$-	$4,663

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-   SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

The following presents segment results of operations for the year ended December 31, 2012:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$22,660	$35,985	$32,555	$(6,368)	$84,832

Segments operating profit	$1,731	$2,489	$526	$342	$5,088

Segments tangible and intangible assets	$12,522	$23,024	$25,068	$(571)	$60,043

Depreciation, amortization and impairment expenses	$561	$1,345	$3,640	$-	$5,546

Expenditure for assets	$156	$985	$2,892	$-	$4,033

c.	Summary information about geographical areas:

		Year ended December 31,
		2014	2013	2012
1.	Revenues *):

	Israel	$70,267	$68,735	$60,423
	Latin America	11,461	13,756	12,611
	Brazil	10,669	2,666	-
	Europe	5,891	8,928	10,289
	Other	7,002	3,772	1,509

		$105,290	$97,857	$84,832

*)	Revenues are attributed to geographic areas based on the location of the end-customers.

		December 31,
		2014	2013	2012

2.	Long-lived assets:

	Israel	$58,124	$68,832	$58,200
	Argentina	711	779	1,203
	Mexico	348	381	386
	Brazil	2,297	2,475	-
	South Africa	513	-	-
	Other	7	8	7

		$62,000	$72,475	$59,796

d.	In 2014, 2013 and 2012, none of our customer accounted above 10% of the Company's revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-   SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2014	2013	2012
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$73	$42	$21
	Interest on long-term loans to affiliate	68	21	67
	Foreign currency transaction adjustments	220	922	138
	Other	24	-	-

		385	985	226
	Expenses:
	Bank charges and interest expenses	1,474	1,335	1,631
	Foreign currency transaction adjustments	1,168	652	171
	Interest on long-term loans to others	156	39	24
	Interest on debenture	-	-	-
	Other	11	36	28

		2,809	2,062	1,854

		$2,424	$1,077	$1,628

b.	Other expenses (income), net:

	Capital loss (gain)	$(9)	$-	$5
	Profit raise from gaining control in subsidiary previously account for by the equity method	-	(3,299)	-
	Loss from sale of subsidiaries	241	-	-

		$232	$(3,299)	$5

NOTE 21:-   SUBSEQUENT EVENTS

a.	On February 26, 2015, the Board of Directors resolved to issue to certain of the Company's employees options exercisable to 77,000 of the Company's ordinary shares, pursuant to the plan. The Options will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 8.35 per share.

- - - - - - - - - - - - - - - - - -

