Form 20-F
period 2015-12-31
Pointer Telocation Ltd
filed 2016-03-29
CIK 920532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

7,784,644 Ordinary Shares, NIS 3.00 nominal value per share

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

☐ Yes ☐ No N/A

------------

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms "we," "us," "our" and the "Company" mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term "Pointer" means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. We conduct our operations through three main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management ("MRM") products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through our MRM segment, we act as an operator by bundling our products together with a range of services, including mainly stolen vehicle retrieval (“SVR”), fleet management, and car sharing. Through our roadside assistance ("RSA") segment we provide roadside assistance and emergency home repair services for sale to insurance companies, fleets, and individual customers, as well as car sharing services. For further information, please see Item 4 —Information on the Company.

This Annual Report on Form 20-F, including, without limitation, information appearing under Item 4 – Information on the Company and Item 5 – Operating and Financial Review and Prospects, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, our ability to complete the anticipated spin-off on time or at all, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report at Item 3D—Risk Factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

We derived the following selected consolidated financial data for each of the years ended December 31, 2015, 2014, and 2013 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2012 and 2011 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31, 2015

(in thousands of U.S. Dollars – except weighted average number of ordinary shares,

and basic and diluted income (loss) per ordinary share)

	2015	2014	2013	2012	2011
Statement of Income Data:
Revenues:
Products	28,617	33,099	34,662	30,402	31,140
Services	72,307	72,191	63,195	54,430	54,778
Total Revenues	100,924	105,290	97,857	84,832	85,918
Cost of revenues:
Products	17,003	19,279	20,763	17,988	18,283
Services	49,739	50,461	45,497	38,573	37,249
Amortization of intangible assets	-	-	-	181	1,498
Total Cost of Revenues	66,742	69,740	66,260	56,742	57,030
Gross profit	34,182	35,550	31,597	28,090	28,888
Operating Expenses:
Research and development, net	3,409	3,390	3,244	2,716	3,082
Selling, general and administrative and other expenses	23,056	23,497	21,340	18,299	20,382
Amortization of intangible assets	735	994	967	1,987	8,037
Impairment of intangible and tangible assets	917	1,122	-	-	-
Total operating income (loss)	6,065	6,547	6,046	5,088	(2,613)
Financial expenses, net	869	2,424	1,077	1,628	1,779
Other (income) expenses	(6)	(232)	(3,299)	5	77
Income (loss) before tax on income	5,202	3,891	8,268	3,455	(4,469)
Taxes on income	1,404	(8,849)	1,337	861	2,383
Income after taxes on income	3,798	12,740	6,931	2,594	(6,852)
Equity in losses (gains) of affiliate	-	-	(340)	(38)	1,634
Net income (loss) from continuing operations	3,798	12,740	7,271	2,632	(8,486)
Loss from discontinuing operations, net	-	-	-	995	-
Net income (loss)	3,798	12,740	7,271	1,637	(8,486)
Net income (loss) attributable to non-controlling interest	(147)	(713)	951	434	41
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	3,945	13,453	6,320	1,203	(8,527)
Basic net earnings (loss) from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	0.51	1.81	1.14	0.35	(1.78)
Diluted net earnings (loss) from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	0.50	1.74	1.10	0.35	(1.79)
Basic weighted average number of shares outstanding (in thousands)	7,725	7,447	5,558	5,166	4,789
Diluted weighted average number of shares outstanding (in thousands)	7,938	7,727	5,697	5,166	4,789
Balance Sheet Data:
Total assets	103,438	111,004	113,227	95,376	89,338
Net assets of continuing operations	56,104	56,647	37,110	29,748	26,594
Working capital (deficit)	4,485	2,341	(12,644)	(10,523)	(14,928)
Shareholders’ equity	55,035	53,796	42,639	35,346	31,801
Pointer Telocation Ltd. shareholders	56,104	56,647	37,110	29,748	26,594
Non-controlling interest	(1,069)	(2,851)	5,529	5,598	5,207
Share capital	5,770	5,705	3,878	3,871	3,353
Additional paid-in capital	128,410	129,618	120,996	120,290	119,147

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31, 2015

	2015	2014	2013
Revenues
Products	28	31	35
Services	72	69	65
Total Revenues	100	100	100
Cost of Revenues:
Products	16.8	18.3	21.2
Services	49.3	47.9	46.5
Total Cost of Revenues	66.1	66.2	67.7

Gross profit	33.9	33.8	32.3
Operating Expenses:
Research and development costs, net	3.4	3.2	3.3
Selling, general and administrative and other expenses	22.8	24.3	21.8
Total operating Expenses	26.2	27.5	26.1
Amortization of intangible assets and Impairment of long lived assets	1.6	2	1
Operating income	6.0	6.2	6.2
Financial expenses	0.9	2.3	1.1
Other expenses (income)	-	0.2	(3.4)
Income before tax on income	5.2	3.7	8.4
Taxes expenses (income)	1.4	(8.4)	1.4
Income after tax	3.8	12	7.1
Equity in gains of affiliate	-	-	0.3
Net income	3.8	-	7.1
Net income (loss) attributable to non-controlling interest	(0.1)	(0.6)	1.0
Net income attributable to Pointer Telocation Ltd. Shareholders	3.9	12.8	6.4

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We conduct our operations through three main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services world-wide, and to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and South Africa by bundling our products together with a range of services (which varies in each country), including SVR services and fleet management. Through our RSA segment, we provide roadside assistance to insurance companies, car fleets and individual customers and car sharing services.

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

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, adverse business conditions and liquidity concerns and business insolvencies. These events and the related uncertainty about future economic conditions, including adverse conditions in Europe, a significant market for Cellocator, following the debt crisis there in 2011 and the continuing weakening of the Euro against the USD, could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition. If the current uncertainty in the general economy, the European economy in particular, and the automotive industries sector does not change or improve, our business, financial condition and results of operations could be harmed.

South African regulation of the private security industry may adversely affect our business. The Private Security Industry Regulation Amendment Bill (the "Bill") was approved by the National Assembly and the National Council of Provinces, and is awaiting, since March 2014, the final signature of the President in order to go into effect. The proposed Bill includes an amendment to existing law by requiring that in order to be registered as a security service provider, a security business must have at least fifty-one percent (51%) of the ownership and control of the company exercised by South African citizens. The Bill has yet to be signed by the President and is currently contested by both South African and international stakeholders. If the Bill becomes effective in its current form, in order to meet the new registration requirements when applying for renewal of the registration of our South African operations, we would be forced to sell 51% of our holdings in our wholly owned South African subsidiary, which would adversely affect our South African operations.

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

If any of these policies or practices change, for regulatory or commercial reasons, or if market prices for these services fall, revenues from sales of our SVR and RSA services and products and emergency home repair services, primarily in Israel, could decline, which could adversely affect our revenues and growth potential.

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

In line with our strategy to expand our operations and services in markets in which we currently operate as well as into new and emerging markets, leveraging our existing know-how and infrastructure, in September 2015 we fully acquired Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico, and we may make future acquisitions. The price paid for these businesses is based upon their current cash flows, as well as the expected incremental cash flows that will be generated from increased revenues and lower costs that being part of Pointer will generate. Failure to realize these expected benefits and synergies could result in an impairment of the carrying value of the acquired business.

The introduction of services and products using new technology and the emergence of new industry standards and practices could negatively impact our business.

The wireless communications industry as a whole and specifically GPRS / UMTS is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including LTE, personal communications services, specialized or customized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

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

The customers which account for a significant part of the revenues of our subsidiary, Shagrir Group Vehicle Services Ltd. ("Shagrir Group"), are primarily Israeli insurance companies which offer our roadside assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. Although in 2015, none of our customers comprised over 10% of our total revenues, the loss of even a small number of our larger customers could materially affect our financial condition.

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

Our operations, including the provision of our MRM services segment and our Cellocator segment, rely on the use of information technology and any material security failure of that technology or cyber-attack could harm our business. Our operations, including our physical servers and certain applications, increasingly use cloud computing and to a much lesser extent rely on server farms. During 2015, we completed the transition of our international MRM core operations provided by us and our subsidiaries outside of Israel to cloud computing, and expect to complete the transition of our Israel-based MRM operations during 2016. Using remote computing resources carries a risk that unauthorized individuals could degrade or abscond with sensitive data or otherwise gain access to sensitive data. There are risks associated with the remote storage of data in installations that could be damaged, destroyed, seized, bankrupt, or otherwise no longer accessible. There are also concerns that Internet outages could result in data not being available when needed.

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

Pointer have significant loans from banks and others which they are required to repay in accordance with strict schedules that they may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2015, Pointer had, in the aggregate, approximately $13.1 million in outstanding loans from Bank Hapoalim B.M. ("Bank Hapoalim") and Bank Leumi and unutilized credit facilities of approximately $9.1 million from Bank Hapoalim and Israel Discount Bank Ltd. ("Bank Discount"), and $4.5 million in outstanding loans from Bank Leumi le-Israel B.M. ("Bank Leumi"). Approximately $11.5 million of the above mentioned loans were provided in connection with the transaction in which the Company acquired the remaining interests in Shagrir Systems Ltd. ("Shagrir Systems") in January 2014. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim and/or Bank Leumi refuse to amend the relevant repayment schedule, Bank Hapoalim and/or Bank Leumi may realize certain liens that were created in its favor, which in turn may have a material adverse effect on Pointer's financial condition.

On December 30, 2015, Pointer entered into an amendment to its credit facilities with Bank Hapoalim, dated March 17, 2013, according to which its credit line was reduced from NIS 6 million to NIS 4.0 million. As of December 31, 2015, these credit facilities had not been utilized.

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer. Please see Notes 11c and 11d to our consolidated financial statements for further information. In connection with the merger with Shagrir Systems, Bank Hapoalim and Bank Leumi signed a pari passu agreement with regards to Pointer's liabilities to the banks according to which Bank Leumi received lien and covenants similar to those of Bank Hapoalim. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2015, Pointer was in compliance with the restrictive financial covenants.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $47.7 million at December 31, 2015.

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

No impairment losses from continuing operations were identified in 2013, 2012 and 2010. During 2012, the Company recorded an impairment of goodwill and intangible assets related to the discontinued operations of TMC in the amount of $0.35 million. In 2014, as a result of an annual impairment test, the Company fully impaired the Car2go goodwill by $0.5 million. During 2015, the Company recorded an impairment of goodwill and intangible assets related to the acquisition of our Brazilian subsidiary in the amount of $0.9 million.

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

Our financial statements may not reflect certain payments we may be required to make to employees

In certain countries, we are not required to reflect future severance fees in our liabilities. In countries such as Argentina, Brazil and Mexico, companies do not generally dedicate amounts to potential future severance payments. Nonetheless, in such cases, companies must pay a severance payment in cash upon termination of employment. We also don’t have a provision in our financial statements for potential future severance payments in the above countries and instead such expenses are recorded when such payments are actually made upon termination of employment. As a result, our financial statements may not adequately reflect possible future severance payments.

Some of our employees in our subsidiaries are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

Some of our employees in our subsidiaries are members of labor unions. If a labor dispute were to develop between our unionized employees, and us, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which can be time consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located. In addition, labor disputes with unionized employees may involve substantial demands on behalf of the unionized employees, including substantial wage increases, which may not be correlated with our performance, thus impairing our financial results. Furthermore, labor laws applicable to our subsidiaries may vary and there is no assurance that any labor disputes will be resolved in our favor.

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

If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. Finally, we must maintain the effectiveness of our internal controls following the integration of our recent acquisitions, such as Pointer Brazil, Pointer Mexico and Pointer South Africa (see Item 4.A. - History and Development of the Company- Recent Developments), and to ensure our compliance with Sarbanes-Oxley and the related rules. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

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

Our major shareholder has a controlling stake in our company. In addition, our major shareholder, and another unrelated shareholder, are each affiliated with certain members of our board of directors.

DBSI currently owns approximately 30.36% of our issued and outstanding shares, or 28.90%, on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders. Our board of directors currently consists of seven members, of which three are affiliated with DBSI. As a result, DBSI has the ability to strongly influence the decisions made by our full board of directors.

Gandyr Investments Ltd, or Gandyr, currently owns approximately 10.20% of our issued and outstanding shares, or 9.70% on a fully diluted basis, and is affiliated with one member of our board of directors. As a result, Gandyr may also have the ability to influence the decisions made by our board of directors.

Risk Factors relating to our MRM segment

We may not be able to successfully compete in the extremely competitive markets for our services.

We face intense competition in every market in which we offer our services. Should any of our competitors successfully provide a broader, more efficient or otherwise attractive combination of services to insurance companies, automobile owners and fleets, our business results could be materially adversely affected. For more information on our competitors, see Item 4B - Competition.

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

In addition, in some of the markets in which we currently operate, including Argentina, Brazil and South Africa, we may not be able adjust the monthly fees (i.e. our revenues) we charge each month to match the inflation rate by linking the price to the local Consumer Price Index. As a result, should the applicable inflation rate (and therefore certain costs such as salaries) increase, our profits may be negatively impacted.

Risk Factors relating to our RSA segment

We may not be able to successfully compete in the extremely competitive RSA market for our services.

We face intense competition in every market in which we offer our services. Should any of our competitors successfully provide a broader, more efficient or otherwise attractive combination of services to insurance companies and automobile owners, in addition to such services as roadside assistance and car sharing users, our business results could be materially adversely affected. For more information on our competitors, see “Item 4B - Competition”.

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

Sales of the products of our Cellocator segment depend on the growth of operators' business and their increased demand for such products, and on the ability of our distributors to market these products.

Our revenues from consecutive end unit sales, future system upgrades, future infrastructure extensions and other sources, where applicable, are from countries in which third party operators, as well as the MRM segment acting as an operator, conduct stolen vehicle recovery and fleet management services and are therefore dependent on their penetration rate and successful sale growth as well as the operators’ continuous success and their continuous decision to offer these products in their respective territories. Such revenues are also dependent on distributors who market our products in such countries. While no single operator or distributor is material, should we fail to maintain relationships with these third party operators and distributors, or these operators and distributors fail to successfully market and service our products, our business would be adversely affected.

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

We may see a decrease in demand for our products should vehicle manufacturers, importers, dealers or agents begin embedding tracking and communication devices in their vehicles as part of their basic vehicle offerings.

Our stolen vehicle retrieval and mobile resource management products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, should vehicle manufacturers, importers, dealers or agents elect, or be required by governmental regulations or otherwise, to develop and embed alternative tracking and communication devices (such as E-call service devices which are also designed to automatically call for assistance in the event of emergencies) in their vehicles, there may be a decrease in demand for our products.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, or the Israeli Companies Law. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In addition, the expected spin-off of Shagrir Group may have an impact on our profits and our equity, following which we may not have sufficient earnings for distribution of cash dividends. For further discussion of the risks related to the spin-off of Shagrir Group, please see Item 3 – Risk Factors – Risks Related to the Spin-Off of Shagrir Group.

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

Our ordinary shares are currently traded on the NASDAQ Capital Market and we have applied to list our ordinary shares on the TASE. Trading on the TASE is expected to commence in April 2016.

Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, our shareholders' ability to sell our ordinary shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2016 to February 29, 2016 was 7,645 shares on the NASDAQ Capital Market and the high and low bid price of our ordinary shares from January 1, 2016 to February 29, 2016 has been $5.10 and $6.35 respectively on the NASDAQ Capital Market. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

Our ordinary shares which will trade on the TASE may also be affected by limited trading volume and fluctuate significantly in price. In addition, our ordinary shares will traded on NASDAQ and the TASE in different currencies (U.S. Dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). In addition, the trading prices of our ordinary shares on NASDAQ and TASE may differ, as a result of the factors described above and differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Risks Related to the Spin-Off of Shagrir Group

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

We believe that our business will benefit from, among other things, more focused management and an enhanced ability to pursue our business strategy, which we expect as a result of the spin-off of our RSA segment into a standalone, publicly traded company on the TASE, which will be effected by a special dividend of Shagrir Group’s ordinary shares to Pointer shareholders (the “Share Distribution”).  However, we may not realize the assumed benefits of the spin-off. In addition, we will incur costs in connection with the spin-off that may exceed our estimates or could negate some of the benefits we expect to realize as a result of the spin-off. If we do not realize the assumed benefits of the spin-off or if our costs exceed our estimates, then we could suffer a material adverse effect on our financial condition.

Potential indemnification liabilities of Pointer to Shagrir Group could materially adversely affect us.

Future agreements between Pointer and Shagrir Group may provide for indemnification obligations designed to make Pointer financially responsible for liabilities that may exist relating to or arising out of its business activities, whether incurred prior to or after the Share Distribution.  If Pointer is required to indemnify Shagrir Group for any reason, Pointer may be subject to substantial liabilities.

In connection with Shagrir Group’s separation from Pointer, Shagrir Group will indemnify us for certain liabilities.  However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities or that Shagrir Group’s ability to satisfy its indemnification obligation will not be impaired in the future.

We expect Shagrir Group will agree to indemnify us for certain liabilities, including certain tax liabilities.  However, third parties could seek to hold us responsible for any of the liabilities that Shagrir group will agree to retain, and there can be no assurance that Shagrir group will be able to fully satisfy its indemnification obligations.  Moreover, even if we ultimately succeed in recovering from Shagrir Group any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Shagrir Group.

Following the spin-off, the value of your ordinary shares in Pointer and Shagrir Group may collectively trade at an aggregate price less than what the combined Company’s ordinary shares might trade at had the spin-off not occurred.

While we believe the spin-off will benefit our shareholders, the ordinary shares in Pointer and Shagrir Group that you may hold following the spin-off may collectively trade at a value less than the price at which the combined Company’s ordinary shares might have traded at had the spin-off not occurred. The reason for this includes the future performance of either Pointer or Shagrir Group as separate, independent companies, and the future shareholder base and market for Pointer’s ordinary shares and Shagrir Group’s ordinary shares and the prices at which these stocks individually trade.

Pointer is spinning off approximately 16% of our net asset value via its distribution of Shagrir Group to its shareholders.  Our historical financial statements are not necessarily representative of the results we would have achieved as a stand-alone publicly-traded company and therefore may not be indicative of our future performance.

Pointer is spinning off approximately 16% of our net asset value via its distribution of Shagrir Group to its shareholders.  We will emerge from the spin-off with a significantly different company profile.  Our historical financial statements included in this Form 20-F for the periods are not necessarily representative of the results we would have achieved as a stand-along publicly traded company with a smaller market footprint.  Accordingly, this data may not be indicative of our future performance, or necessarily reflect what our financial position and results of operations or cash flows would have been, had we operated as a separate, stand-alone publicly-traded entity during all of the periods presented.

The distribution of the Shagrir Group shares as part of the spin-off may lead to tax liabilities on us and on our shareholders who will receive the Shagrir Group shares.

It is our intention that the distribution of the Shagrir Group shares to our shareholders as part of the spin-off is executed in a tax efficient manner, taking appropriate account of the potential impact on shareholders, but no assurance can be given that the intended tax treatment will be achieved, or that shareholders who receive the Shagrir Group shares as part of the spin-off, will not incur tax liabilities, including by way of withholding tax, in connection therewith. In particular, the requirements for favorable treatment differ (and may conflict) from jurisdiction to jurisdiction and the relevant requirements are often complex, and no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought or, if sought, granted. In addition, no assurance can be given that the spin-off will not give rise to additional taxable income in the U.S.

Furthermore, the distribution of the Shagrir Group shares as part of the spin-off is likely to trigger a tax event in Israel for our shareholders who will receive the Shagrir Group shares. See Item 10E – Taxation and Government Programs for additional information relating to taxation in connection with the Shagrir Group spin-off.

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

The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the Codes of Good Practice, Transformation Charters and Sector Codes published pursuant thereto, collectively “BBBEE,” has established a legislative framework for the promotion of broad-based black economic empowerment. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes was promulgated in October 2013 and are now in operation. In addition, further codes were promulgated and came into operation on May 1, 2015. We anticipate that these new BBBEE Codes may negatively affect our BBBEE scorecards, which we believe may also be the case for our local competitors. There are currently many interpretation issues regarding the new BBBEE Codes, which may be clarified in the Technical Guidance Notes which are yet to be issued.

BBBEE objectives are pursued in significant part by requiring parties who contract with corporate, governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through a rating system by satisfaction of various elements on an applicable scorecard. Among other things, parties improve their BBBEE score when procuring goods and services from businesses that have earned good BBBEE ratings (this includes black owned businesses).

We have one contract which requires us to maintain a BBBEE rating level as measured under the original BBBEE scorecard. During 2016 we will attempt to renegotiate this contract under the new BBBEE code. We cannot be assure that we will achieve the required scoring to renew this contract.

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

Our subsidiary, Pointer Argentina S.A., operates in Argentina, where government has historically exercised significant influence over the country’s economy. In recent years, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and led to a significant devaluation of the Peso relative to the U.S. Dollar. In addition, future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the General Workers' Union in Argentina and the country's high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina's business.

Economic uncertainty and volatility in Brazil may adversely affect our business.

Our subsidiary, Pointer do Brasil Comercial Ltda., or Pointer Brazil, operates in Brazil, which has periodically experienced extremely high rates of inflation.  Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy.  The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 6.1% in 2011, 6.2% in 2012, 5.6% in 2013, 6.2% in 2014 and 10.67% in 2015 and Brazil may experience high levels of inflation in the future.  There can be no assurance of lower levels of inflation going forward. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation.  There can be no assurance that inflation will not affect our business in Brazil in the future.  In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy and on our future operations and financial results or our operations in Brazil.

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. Dollar and other currencies.

Devaluation of the Real relative to the U.S. Dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand.  On the other hand, further appreciation of the Real against the U.S. Dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth.  The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the Real is uncertain.  In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations in Brazil.

The Brazilian government has exercised, and may continue to exercise, significant influence over the Brazilian economy.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy.  The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities.  Our financial condition and results of operations in Brazil may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	devaluations and other exchange rate movements;
•	inflation;
•	investments;
•	exchange control policies;
•	employment levels;
•	social instability;
•	price instability;
•	energy shortages;
•	interest rates;
•	liquidity of domestic capital and lending markets;
•	tax policy; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch could create economic and political instability.

In the past, members of the federal government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressman, resigned and/or have been arrested in recent years. Over the past years, several members of the Brazilian executive and legislative branches of government were investigated as a result of allegations of unethical and illegal conduct. Such investigations have had an adverse impact on the image and reputation of the investigated bodies, in addition to adversely impacting general market perception of the Brazilian economy, and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations, their effect on the Brazilian economy and, by extension, the result on our business in Brazil.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and continued sporadic missile launching from the Gaza strip to Israel. Thereafter, in November 2012 and July 2014, there were additional armed conflicts, involving attacks by hundreds of missiles fired from the Gaza Strip against the Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. Since October 2015, Israel has encountered another escalation in violence with the Palestinian population, which has resulted clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities. Any damage to our Israeli facilities would damage our ability to manufacture our products and could otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations. More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  During the last several years, several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to eradicate ISIS and recently, Russia's armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2015, the NIS devalued in relation to the U.S. Dollar by 0.33%. As of December 31, 2015, our revenues in NIS accounted for approximately 66% of our total revenues in 2015. Loans and utilized credit facilities in the amount of approximately $0.3 million, constituting approximately 2% out of our total loans and credit facilities, are also denominated in NIS. Approximately 76% of our expenses (primarily labor expenses of the operations of our Cellocator segment and RSA segment in Israel) are incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, as of December 31, 2015, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real, Mexican Pesos and South African Rand. Loans and credit facilities in the amount of approximately $13.1 million, constituting approximately 98% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2012 we entered into a foreign currency hedging transaction in order to partially manage the risk related to salary expenses. In 2013, in connection with our acquisition of Pointer Brazil, we entered into a foreign currency hedging transaction in order to partially manage the risk related to Brazilian Real. In 2015 we did not enter into any foreign currency hedging transactions. See Item 4.A. - History and Development of the Company- Recent Developments. Therefore, to the extent that our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

There can be no assurance that we will not incur losses from such fluctuations in the future.

For further discussion of the fluctuation of the U.S. Dollar to the NIS, please see Item 5 - Operating and Financial Review and Prospects, and Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

We may be adversely affected by a change of the Israeli, Brazilian, Argentinian, Mexican and South African Consumer Price Index.

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2015, we have no loans linked to Israeli CPI. However, should we require additional financing by means of loans linked to the Israeli CPI, we will be exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the workday, pension contributions, insurance for work-related accidents, and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2015, we did not increase the salaries of our employees in Israel due to an increase in inflation. However, due to new legislation, between April 2015 and April 2018, the minimum wage in Israel is gradually increasing from NIS 4,300 to NIS 5,000. This increase shall have an effect on our cost of operations in Israel.

In Brazil, Argentina and South Africa, in 2015, due to an increase in inflation, we increased the salaries of most of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

The recent Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 may cause ambiguity regarding its implementation and have an adverse effect on the Company.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 (the "R&D Law" and the "R&D Amendment", respectively). The R&D Amendment, effective as of January 1, 2016 amends material provisions of the R&D Law, such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc., leaves substantial discretion with a new authority which shall be established to replace the current Office of the Chief Scientist of Israel (the "OCS") and includes only guidelines to some of the core issues of the R&D Law, thus currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS.

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

In addition to our company's principal place of business as described above, the headquarters of our subsidiary Shagrir Group Vehicle Services Ltd. are located in Holon, Israel; the headquarters of our subsidiary Pointer Argentina S.A., or Pointer Argentina, are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico are located in Mexico City, Mexico; the headquarters of our subsidiary Pointer do Brasil Comercial Ltda. or Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary, Pointer Telocation Inc., are located in Florida, USA; the headquarters of our subsidiary, Pointer Telocation India, or Pointer India, are located in Maharashtra, India; and the headquarters of our subsidiary, Pointer SA (PTY) Ltd., or Pointer South Africa, are located in Cape Town, South Africa.

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

This strategy was implemented in the following years through several acquisitions in Israel and Argentina, and the establishment of subsidiaries and affiliates in Mexico, Brazil and South Africa. We also completed the acquisitions of Pointer Brazil in October 2013 and Shagrir Systems in January 2014 by acquiring all of the outstanding shares of each that we did not previously own. In addition, we completed the acquisition of Pointer SA (PTY) Ltd. in South Africa in September 2014 and completed the acquisition of Pointer Mexico in September 2015 by acquiring all of the outstanding shares of each that we did not previously own.

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.

In August 2008, we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brasil Comercial S.A. On October 14, 2013 we completed the acquisition of Pointer Brazil by acquiring the outstanding shares that we did not previously own, following which it became our fully owned subsidiary. As of March 2014, Pointer do Brasil Comercial S.A. changed its legal form from a corporation to a limited liability company (LLC), and its trading name from Pointer do Brasil Comercial S.A, to Pointer do Brasil Comercial Ltda. In May 2014 Pointer do Brasil Comercial merged with Pointer do Brasil Participações Ltda. As a result of this merger, we now hold 100% of Pointer do Brasil Comercial Ltda. See Item 4.A. - History and Development of the Company- Recent Developments.

In October 2008, we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc. in order to introduce our Cellocator segment portfolio of products to the North American market.

On May 15, 2009, we purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. As part of the terms of the acquisition Shagrir Systems provided Car2go with a loan in the amount of up to approximately $1.5 million (consisting of $241,000 in cash and $1.2 million in services), originally required to be repaid in a quarterly installments commencing on May 15, 2013. The loan is linked to the Israeli CPI and bears an interest rate of 4%. In May 2013, Shagrir Systems and Car2go agreed to extend the commencement date of the loan repayment to January 1, 2014. In April 2014, Shagrir Systems and Car2go agreed to further extend the commencement date of the loan repayment to March 1, 2016 such that the entire loan amount and any accrued interest would be repaid on March 1, 2016, and as of April 1, 2014, the rate of interest was increased to 6%. As of the date hereof, the loan had not been repaid.

In July 2015, Pointer sold the loan to Shagrir Group as part of Pointer's sale of its entire interest in Car2Go. On February 28, 2012, Shagrir Systems signed an agreement with Car2go, pursuant to which Shagrir Systems invested NIS 3 million in services in consideration for 3,807 ordinary shares of Car2go ("Investment Agreement"). Following the issuance, Shagrir Systems held 58.46% of Car2go. However, the terms of the agreement provided that if there was no additional investment in Car2go by a third party within two (2) years from the date of signing, Shagrir Systems' holding would be increased to 62.31%.

On February 28, 2014, pursuant to the Investment Agreement, Car2go issued an additional 2,542 ordinary shares to Shagrir, which together with its previous holdings, constitute 62.31% of the share capital of Car2go. Please see Item 4.B. Business Overview for further information on the activities of Car2go and please see below for further information on the sale of Pointer's entire interest in Car2Go to Shagrir Group.

On April 9, 2014, Shagrir Systems provided Car2go with a convertible loan in the amount of NIS 3 million bearing interest at an annual rate of 7%. The loan is repayable in twelve equal quarterly installments commencing on the second anniversary of the loan.

On February22, 2016, Shagrir Systems signed a convertible loan agreement with Car2go, pursuant to which Shagrir Systems, together with additional investors (the "Investors"), would provide Car2Go a convertible loan of NIS 5 million, of which approximately 3.8 million was provided by Shagrir Systems. The loan is linked to the Israeli CPI and bears an interest rate of 7%. Any part of the loan shall be provided following Car2Go's notice provided to the Investors, which shall be given by no later than 18 months following the date of the agreement. The loan shall be repayable in twelve equal quarterly installments commencing on the second anniversary of the loan. In addition, should Car2Go raise funds equal to no less than NIS 5 million from third parties within 12 months following the date of the loan, the Investors shall have the right to convert any outstanding loan amount into shares of the same kind issued to the third party investors, with a 30% discount. Should Car2Go not raise such funds, the Investors shall have the right to convert any outstanding loan amount into preferred A shares of Car2Go based on a pre-money valuation of NIS 10 million on a fully diluted basis.

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

1.	Cellocator segment - we design, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 50 countries, as well as to our MRM segment and sell other supplement products.
2.	MRM segment - acts as an operator primarily in Israel, Brazil, Argentina, Mexico and South Africa by bundling our products together with a range of MRM services, including fleet management, asset tracking services and stolen vehicle retrieval services.
3.	RSA segment - acts as an operator in Israel, providing roadside assistance services, emergency repair services for sale primarily to automotive and insurance companies and car sharing services. See Item 4.B. – Business Overview for a further description of our business segments.

In May 2012, we established a wholly-owned subsidiary in India, Pointer Telocation India, in order to introduce our Cellocator segment portfolio of products to the Indian market.

Following the acquisitions we made in Israel, the operations of our MRM segment in Israel and RSA segments and the technology manufacturing of our Cellocator segment are currently the most significant operations we have, and are expected to account for the majority of our business and revenues in the foreseeable future. Please see Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources for a discussion of our capital expenditures and divestitures.

In January 2014, we completed the acquisition of Shagrir Systems by acquiring the outstanding shares that we did not previously own. On December 30, 2014, we completed the transfer of our RSA segment and the assets and liabilities of Shagrir Systems into a new wholly owned subsidiary, Shagrir Group. Following this transfer, Shagrir Systems, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into Pointer effective as of December 31, 2014 (the “Reorganization”). We intend, subject to the approval of the TASE, to distribute the shares of Shagrir Group to our shareholders as a pro rata dividend in kind and to register the Shagrir Group shares for trading on the TASE in May 2016.

In July 2015, Pointer sold the 62.31% of Car2Go's issued share capital that it held to Shagrir Group, as well as convertible shareholder loans provided by Pointer to Car2Go in the total amount of NIS 11.35 million and Shagrir Group assumed Pointer's guarantees provided to secure Car2Go's obligations and undertakings, including its guarantee provided to secure Car2Go's credit line in the amount of approximately NIS 1.3 million in consideration for the par value of Car2Go's sold share capital and the value of the shareholders loans transferred (the "Car2Go SPA Consideration"). The Car2Go SPA Consideration was registered as a convertible shareholders loan provided by Pointer to Shagrir Group in the amount of the Car2Go SPA Consideration, convertible into Shagrir Group's shares at any time in accordance with Pointer's sole discretion, as long as Pointer holds the entire share capital of Shagrir Group.

In September 2015 we completed the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that we did not previously own, from Pointer Recuperacion de Mexico, S. de R.L. de C.V. (the "Pointer Mexico Sellers"), in consideration for the issuance of 81,081 of our ordinary shares to the Pointer Mexico Sellers. This acquisition was designed to streamline and simplify our Mexican operations.

B.	BUSINESS OVERVIEW

A. General

Pointer Telocation is a leading provider of mobile resource management (MRM) products and services for the automotive, insurance industries and other mobile tracking markets (such as cargo, assets, containers, etc.). Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset tracking; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. Our services segment MRM, offers a range of services including inter alia: asset tracking; fleet management services; and stolen vehicle retrieval services (SVR). MRM services are provided primarily in Israel, Brazil, Argentina, Mexico and South Africa and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

Other services provided by the RSA segment in Israel include RSA services, emergency home repair services and automotive garage repairs mainly for insurance companies, fleets and individual private customers. In 2015, revenues generated by our Cellocator products segment accounted for 19% of group revenues, revenues generated by our MRM services segment made up 47% of group revenues and revenues generated by our RSA services segment made up 40% of group revenues (including 6% intersegment revenues).

MRM Segment

Our MRM services segment currently provides the following range of MRM services:

(i)	Asset tracking services

Our asset tracking services in Israel, Argentina, Mexico, Brazil and South Africa provide MRM services to assets both with and or without an on board power supply. Accordingly these MRM devices include an energy management feature which is relayed to the command and control software that monitors the resources.

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

As of February 29, 2016, Shagrir Group owned 78 service cars, mobile garages and towing vehicles and 79 replacement vehicles. Shagrir Group's fleet is dispatched to the vehicle that requires assistance through a sophisticated management and monitoring software application used by Shagrir Group's control center, which is connected via remote terminals located in service cars, mobile garages and towing vehicles. The services are usually carried out by employees of Shagrir Group; however, during periods of high demand, Shagrir Group uses independent subcontractors who render these services on behalf of Shagrir Group.

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

(iii)	Car Service Centers

Since December 31, 2011, Shagrir Systems provides car repair services through car service centers, including, among other things, body work and painting in cases of accidents, repair and replacement of certain car parts and claims management services for insurance companies.

(iv)	Car sharing services

On May 17, 2009, Shagrir Systems purchased 51% of the share capital of Car2go, an Israeli company that offers flexible car sharing services in urban areas in Israel. Car2go operates a fleet of vehicles (as referred to above), which are strategically positioned in various reserved parking spaces mainly in the Gush Dan or central area in Israel. Subsequence to the Reorganization in December 2014, on July 1, 2015, Pointer sold its entire interest in Car2Go. For additional information regarding the sale of Car2Go's shares see "Item 4A – History and Development of the Company" above. Members of the car-sharing service have access to a diversified range of vehicles to suit their needs. Car2Go uses Pointer technology involving a swipe card system for entry to vehicles, this system reports usage data back to the head office for billing purposes. When members no longer need to use the car, they return the car to its reserved parking space and the central system records their usage accordingly. Cars can be used for a few hours or a few days, with members only paying for their usage thus avoiding any long-term commitment or the overheads associated with owning a vehicle. As of February 29, 2016, Car2go owned 30 vehicles which are used to provider car sharing services. Recently, Car2Go entered into negotiations with the City of Tel Aviv to provide car-sharing services in Tel Aviv.

Since our RSA segment is held by Shagrir Group, we entered into certain services agreements with Shagrir Group in anticipation of the Shagrir Group spin-off, in order to enable us to continue the operations previously provided through the RSA Segment.

Cellocator Segment

Our Cellocator segment designs, develops and produces market leading customizable MRM products that utilize various Radio Frequency (RF) and Cellular (GSM/GPRS/UMTS/CDMA) communication technologies. Cellocator products are both sold and distributed to our MRM segment in Latin America and Israel and South Africa, as well as third party operators all over the world. Both Pointer and third party operators typically bundle our products with the services provided.

Cellocator develops, manufactures and distributes the following products:

(i)	Fleet management products

Our fleet management products: enhance the utilization of fleet vehicles and other mobile resources, minimize operational costs for example through fuel savings and efficiency; and provide detailed statistics on multiple aspects of vehicle usage to minimize repair and maintenance costs by helping a fleet managers spot critical issues in advance. Fleet management products also include remote monitoring and control solutions that are included as part of our SVR product line (as mentioned above) such as the CCC and communications infrastructure. We also provide operators with end units that once installed in a vehicle provide online monitoring of the operating parameters of a fleet vehicle as well as details on driver behavior and vehicle diagnostics. These units retrieve and relay data utilizing various sensors that are installed in the vehicle. Technologies relied upon for these aspects include: RS-232; CAN bus and OBDII, standard 1-wire (Dallas) serial communication, analog and discrete I/O ports, Bluetooth etc. Reports summarizing results are fed back to fleet managers through web-based or OS-based monitoring and management location applications.

In addition, we provide web access required for the execution of vehicular and fleet management operations. All of our fleet and asset management services are offered on an SaaS (Software as a Service) or Enterprise model (the “Pointer Fleet”). Pointer Fleet delivers a complete web offering for commercial fleet operators, which enables them to effectively and efficiently manage their day-to-day fleet activities. Pointer Fleet enables improving and maintaining high ratio of fleet utilization, reduced operational costs and fast ROI for vertical markets such as, trucking, distribution and logistics, government and municipalities etc.

(ii)	Asset tracking products

Our line of asset tracking products are designed to track and monitor cargo transported in trailers and containers and or specialized equipment used, among other things, for construction or agricultural purposes. Our products include tracking, remote sensing, communication and maintenance capabilities, providing enhanced functionality for advanced asset tracking and monitoring of both mobile assets and assets without a constant power supply. Through successful tracking and monitoring of assets, Cellocator products help our customers minimize in many cases otherwise unavoidable financial losses relating to the loss, theft or damage to their aforementioned assets.

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

Shagrir Group Spin-off

On December 1, 2014, Pointer announced that its board of directors had approved a plan to spin off certain assets into a stand-alone publicly traded company in Israel through a distribution to our shareholders of all of the ordinary shares of the new spin-off company (Shagrir Group) that would hold, directly or indirectly, the RSA assets.  The spin-off is expected to be consummated in 2016, however there can be no assurances regarding the ultimate timing of the transaction or that the transaction will be completed.  The spin-off is subject to the approval from TASE. See Item 10E – Taxation and Government Programs for information relating to taxation in connection with the Shagrir Group spin-off.

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

We develop comprehensive solutions to customers leveraging our in house technology in Cellocator to provide competitive solutions, to maintain customer’s loyalty and decrease churn. As a result, our customers get access to their data which is stored via "cloud computing" and in our servers, and Business Intelligence reports which we develop.

The company services are largely based on cloud computing (and the company's international subsidiaries' services are exclusively based on cloud computing) and we intend to continue to invest in, and use, cloud computing.

RSA Segment

Israel

Shagrir Group's sales and marketing team is predominantly focused on promoting roadside assistance (RSA) and towing services subscriptions, which are sold via Israeli insurance companies, mainly through direct sales to fleet vehicle customers and, to a lesser extent, through direct sales to consumers as "additional services".

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

C. Patents and Licenses; Government Regulation

In Israel, we are not dependent on any patents or licenses that are material to our business or profitability, with the exception of the following licenses:

•	a license for the operation of mobile garages under the Control of Commodities and Services (Vehicle Garages and Factories) Order, 5730-1970, which is valid until December 31, 2016; and

•	a license to rent self-drive vehicles under the Control of Commodities and Services (Tour Transport, Special Transport and Vehicle Rental) Order, 5745-1995, which is valid until December 31, 2016.

Following the Reorganization, the renewed licenses in 2016 were issued on behalf of Shagrir Group.

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

Cellocator focuses on providing mid-higher level products, which include advanced technology (requiring significant R&D expenditures) and customization ability, where there are high barriers to entry and high price points for the products. Cellocator has more significant competition in the lower-end products, primarily given the low barriers to entry to make such products (i.e. products with fewer features and cheaper components).

In Europe and Latin America, our Cellocator products segment predominantly sells GPS/Cellular based vehicle devices. Relatively strong competition exists within the GPS/Cellular field. Here, competing manufacturers are introducing competitively priced vehicle devices with varying performance features. Our primary competitors in the GPS/Cellular based vehicle device market in Americas include Calamp, Skypatrol LLC, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd. and Portman Security System International Co. Ltd. Our competitors in Europe principally include: Ruptela, GPS Tracking Network Inc. (Enfora); Uab Teltonika; Falcom GmbH; Skope Solutions; and Digicore Holdings Ltd. and Queclink worldwide. Lately we face competition from Chinese companies such as Queclink.

E. Seasonality

Both our Cellocator products segment and MRM Services segment are not significantly seasonal. However, our RSA segment, towing and replacement vehicle services provided in Israel are moderately seasonal and are impacted largely by changing weather conditions. In addition, the road side assistance services of our RSA segment usually receives the highest number of service calls on heavy winter days and hot summer days and fewer service calls on spring and fall days, the emergency home repair services of our RSA segment usually receives the highest number of service calls on heavy winter days, and the car sharing services of our RSA segment is usually not influenced by the season, as it is not dependent upon tourism and is mostly used by Israeli residents.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 3 - Selected financial data. The following is a breakdown of our revenues (in US dollars) by category of activity, including the percentage of our total consolidated sales for each period. Commencing in 2015, following the sale of Car2go to Shagrir, Car2go is included in the RSA segment rather than in the MRM segment. Segments reporting was retroactively adjusted to reflect that change.

	2015		2014		2013
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
MRM Services:	47%	47,938	53%	55,911	47%	46,309
RSA Services:	40%	40,498	34%	36,168	36%	35,681
Cellocator Products:	19%	19,489	23%	24,063	25%	24,268
Intersegment elimination	(6%)	(7,001)	(10)%	(10,852)	(8)%	(8,401)
Total:	100%	100,924	100%	105,290	100	97,857

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2015		2014		2013
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	66	66,844	67	70,267	70	68,735
Latin America	8	7,601	7	7,471	9	8,904
Brazil	7	7,173	10	10,669	3	2,666
Argentina	4	4,617	4	3,990	5	4,852
Europe	5	5,271	6	5,891	9	8,928
Other	10	9,418	6	7,002	4	3,772
Total	100	100,924	100	105,290	100	97,857

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY

Argentina	Pointer Argentina S.A. (1)
Israel	Shagrir Group Vehicle Services Ltd. (2)
Mexico	Pointer Recuperacion Mexico S.A. (3)
Brazil	Pointer do Brasil Comercial Ltda.(4)
USA	Pointer Telocation Inc. (5)
India	Pointer Telocation India (6)
Israel	Car2go Ltd. (7)
South Africa	Pointer SA (PTY) Ltd. (8)
(1)	We hold 93% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 100% of the issued and outstanding shares of Shagrir Group.
(3)	We hold 100% of the issued and outstanding shares of Pointer Mexico.
(4)	We hold 100% of Pointer Brazil.
(5)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation India.
(7)	Shagrir Group holds 62.31% of the issued and outstanding shares of Car2Go Ltd.
(8)	We hold 100% of the issued and outstanding shares of Pointer South Africa.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities of Cellocator segment are located at 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel (a central suburb just outside of Tel Aviv) where we currently lease approximately 1,470 square meters with annual lease payments of approximately $288,000, and we also lease and sub-lease additional smaller facilities in various locations in Israel from Shagrir Group, including in Holon, where we sub-leased a part of Shagrir Group's facilities until December 30, 2015. For additional information regarding our lease agreements with Shagrir Group see "Item 7.B. Related Party Transactions". Pointer Argentina’s offices and operations facility is located in Buenos Aires, Argentina. Pointer Argentina currently leases 905 square meters (including 505 square meters used by its installation centers) with an annual lease payment of $80,000. Shagrir Group’s offices and main operations facility is located in Holon, Israel. Shagrir Group currently leases 5,320 square meters in Holon with annual rental fees of approximately $378,000. MRM segment in Israel operate from Rosh Ha'ayin and Holon. It leases 1,590 square meters with an annual lease payment of $653,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 759 square meters with an annual lease payment of $110,000. As part of the purchase by Shagrir Systems of the activity of K.S. Operation Centers for Vehicles Ltd. in October 2011, Shagrir Systems leased a chain of car repair garages located in several locations in Israel, totaling 12,006 square meters, with an annual lease payment of $1,096,000. For further information, please see Note 14d of our consolidated financial statements. Pointer South Africa offices and operations facility are located in Cape Town, Midrand and Durban South Africa. Pointer South Africa currently leases 1,477 square meters with an annual lease payment of $131,000.

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

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through three main segments: (i) Cellocator Segment, (ii) MRM segment and (iii) RSA segment. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Brazil, Argentina, Mexico, and South Africa by bundling our products together with a range of mobile resource management services, including stolen vehicle retrieval services and fleet management services. In Israel, our RSA segment provides RSA services for sale to insurance companies, fleets and individual customers, and offers car sharing services.

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

Following our acquisition of Cellocator Ltd. in 2007, the acquisition of the remaining 51.2% of the issued share capital of Pointer Brazil in 2013, and the acquisition of the remaining 45.5% of the issued share capital of Shagrir Group in 2014, the acquisition of Pointer South Africa, the Company’s Reorganization as of December 30, 2014 and the acquisition of the remaining 26% of the issued share capital of Pointer Mexico in 2015, we have expanded our operations and increased our revenues in Israel and abroad. Our revenues from customers in Israel in 2015 were $66.8 million, which constituted approximately 66% of our total revenues, in comparison to $70.3 million in 2014, which constituted approximately 67% of our total revenues. In 2015, our revenues from international customers were $34.1 million, which constituted approximately 34% of our total revenues, in comparison to $35 million in 2014, which constituted approximately 33% of our total revenues.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $47.6 million and $50.9 million as of December 31, 2015 and 2014, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions. See also Item 5 - Costs and Expenses for further discussion on the impairment loss recorded in 2014 and 2015.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $3.4 million, $3.4 million and $3.2 million in the fiscal years ended December 31, 2015, 2014 and 2013, respectively.

Business Challenges / Areas of Focus

Our primary areas of focus and business with respect to each of our segments include:

MRM segment

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;
•	Penetrating new markets, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services;
•	Penetrating new territories;
•	Vertical markets such as trailers and containers;
•	Achieving operating profitability of our MRM segment affiliates by increasing the number of subscribers using our technology; and
•	Expanding the services generated by car sharing.

Cellocator segment

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;
•	Enhancing and diversifying the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets in which we already conduct actives; and
•	Penetrating new vertical markets such as monitoring of goods in transit, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services.

RSA segment

•	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;
•	Expanding the services generated by roadside assistance;
•	Efficiency - due to high competition without technology barrier and as a result of prices erosion the RSA segment has to keep working with high efficiency; and
•	Vertical markets such as, trucking, distribution and logistics, government and municipalities

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment's sales of products manufactured by us and by third parties to our MRM segment subsidiaries in Israel, Latin America and South Africa and to third party operators worldwide. In addition, we generate revenues through our MRM segment from sales of products that are bundled together with our services. In 2015, as a result of very intense worldwide competition in the products market, especially in the lower-end, we continued to face price erosion that was partially offset by operational efficiency, cost reduction and mostly compensated by an increase in volumes and by presenting new more sophisticated products. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we intend to continue to introduce new higher-end products to the market and vertical market with higher margins and to continue in our cost reduction efforts of our product components.

Services

We generate revenues through our MRM and RSA segments from sales of our services primarily by our subsidiaries in Israel, Latin America and South Africa which we charge in local currencies.

In our MRM segment, the services include mainly mobile resource management, and other value added services. A majority of our revenues consist of subscription fees paid to us by our customers, which include both commercial companies and individuals.

In our RSA segment, the services include roadside assistance and car sharing services. A majority of our revenues consist of subscription fees paid to us by our customers, which include insurance companies, commercial companies and individuals. In 2015 and 2014, due to very intense competition in the Israeli market, we faced price erosion that was partially offset by operational efficiency and cost reduction. Due to very intense competition in the Israeli market, we expect continuous price erosion in this market that may affect our business.

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

Impairment of intangible asset

No impairment losses were identified in 2013.

In 2014, as a result of the Reorganization, Shagrir concluded that an enterprise resource planning (ERP) asset would not be used and that certain motor vehicles would be sold and therefore are classified as held for sale. As a result, the Company recorded an impairment charge in the amount of $0.6 million related to the ERP system and the motor vehicles.

In 2014, as a result of an annual impairment test, the Company fully impaired the Car2go goodwill by $0.5 million.

In 2015, as a result of an annual impairment test, the Company recorded impairment of Pointer Brazil goodwill and other intangible assets by $0.9 million.

These amounts were recorded in the Consolidated Statement of Operations under the captions "Impairment of intangible and tangible assets".

Financial Income (Expenses), Net.

Financial expenses consist mainly of bank charges and interest expenses, foreign currency transaction adjustments, devaluation of the NIS against the USD of cash and bank deposits in NIS and others. Financial income consists of interest on short-term bank deposits.

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

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is reasonably assured.

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

Changes in the allowance for doubtful accounts during 2015 and 2014 are as follows:

	Year ended December 31,
	2015	2014

Balance at beginning of the year	$1,417	$1,270
First time consolidation of Pointer Brazil	-	69
Deductions during the year	(70)	(216)
Charged to expenses	138	452
Foreign currency translation adjustment	(138)	(158)

Balance at end of year	$1,347	$1,417

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

Impairment losses have been identified as of December 31, 2015 in the amount $0.2 million regarding other intangible assets related to the Brazilian transaction.

Impairment losses have been identified as of December 31, 2014 in the amount of $0.3 million regarding ERP and $0.3 million regarding motor vehicles.

No impairment losses were identified in 2013.

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

We determined the fair value of each reporting unit using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the income approach for 2015 were 5 years of projected net cash flows, a discount rate of 13%-25% and a long-term growth rate of 3%-7.1%, and in 2014 and 2013 the assumptions were 5 years of projected net cash flows, a discount rate of 14%-18% and a long-term growth rate of 3%-7.5%.

We considered historical rates and current market conditions when determining the discount and growth rates to use in our analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

No impairment losses were identified in the years 2012 and 2013.

We performed the annual goodwill impairment test as of December 31, 2014 and recorded goodwill impairment attributed to Car2Go in the total amount of $0.5 million.

We performed the annual goodwill impairment test as of December 31, 2015 and recorded goodwill impairment attributed to the Brazilian transaction in the amount $0.7 million.

We performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined that an increase in the estimated weighted average cost of capital of 2% and/or decrease of 1% in the long-term growth rate, would not result in the estimated fair value of any of the other reporting units to fall below its carrying value. Based on the sensitivity analysis, none of our reporting units is at risk for goodwill impairment.

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

During the years ended December 31, 2015, December 31, 2014 and December 31, 2013, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $309,000, $375,000 and $374,000, respectively. See Notes 2(p) and in our consolidated financial statements for additional information.

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is "more likely than not" to be sustained upon examination. As of December 31, 2015, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2015, the Company did not have any interest and penalties associated with tax positions.

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

Recently Issued Accounting Standards (not effective for fiscal 2015):

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"). ASU 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606),” which defers the effective date of ASU 2014-09 by one year to fiscal years beginning after December 15, 2017 (our fiscal year 2019), including interim periods within that reporting period. The Company is in the process of evaluating the impact of ASU 2014-09 on its financial position and results of operations.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which will replace the existing guidance in ASC 840, “Leases.” The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company in the process of evaluating this guidance to determine the impact it will have on its financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior years have been retrospectively adjusted.

The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial statements.

For more information on our selected financial data, see Item 3 – Key Information – Selected Financial Data

Analysis of our Operation Results for the Year ended December 31, 2015 as compared to the Year ended December 31, 2014

Revenues. Revenues decreased by $4.4 million, or 4.1%, from $105.3 million in 2014 to $100.9 million in 2015.

The revenues from the sale of our products decreased by $4.5 million, or 13.5%, from $33.1 million in 2014 to $28.6 million in 2015. This decrease was primarily attributable to the continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products.

The revenues from sales of our services increase by $0.1 million, or 0.2%, from $72.2 million in 2014 to $72.3 million in 2015. We increased the number of subscribers and sales in local currencies in the territories where we operate. This increase was negatively affected by the devaluation of these local currencies against the USD, as a result revenues from services increased only slightly.

The revenues from sales of our RSA services increased by $0.6 million, or 1.5%. This increase was due to increase in number of subscribers.

Revenues from our MRM services in 2015 accounted for 60% of our total revenues, a decrease of 7.6% compared to 2014.

Revenues from our RSA services in 2015 accounted for 40% of our total revenues, an increase of 1.5% compared to 2014.

Our international revenues in 2015 accounted for 35.4% of total revenues compared to 33% in 2014. The increase in international sales was primarily attributable to an increase in the sales of MRM services in 2015. Sales to Latin America decreased from $22.1 million in 2014 to $14.3 million in 2015; sales to Europe decreased from $5.9 million in 2014 to $5.2 in 2015; and sales to other countries were $5.4 million in 2015 compared to $7 million in 2014.

Cost of Revenues. Our cost of product revenues decreased by $2.3 million to $17 million for the twelve months ended December 31, 2015 as compared to $19.3 million for the same period in 2014. This decrease was associated with a decrease in revenues from Cellocator products.

Our cost of revenues from Services decreased by $0.7 million to $49.7 million for the twelve months ended December 31, 2015 as compared to $50.5 million for the same period in 2014.

Gross Profit. Our gross profit decreased by $1.4 million from $35.6 million in 2014 to $34.2 million in 2015. As a percentage of total revenues, gross profit accounted for 33.9% in 2015 compared to 33.8% in 2014. Our gross margin on Cellocator product sales in 2015 was 40.6% compared to 41.2% in 2014. Gross margin on services was 31.2% in 2015 compared to 29.7% in 2014. The decrease in gross profit was a result of decrease in revenues, but our gross margin was not affected, due to operational efficiencies.

Research and Development Costs. Research and development expenses in 2015 accounted for $3.4 million, similar to the same period in 2014.

Selling and Marketing Expenses. Selling and marketing costs were $12.1 million in 2015 as compared to $11.2 million in 2014. This increase was associated with a slight increase of our sales efforts in each territory where we operate.

General and Administrative Expenses. General and administrative expenses decreased by $1.0 million to $10.9 million in 2015 from $11.9 million in 2014. This decrease was primarily attributed to the spin-off of our subsidiary.

Other Expenses. Other expenses decreased by $0.4 million to nil in 2015 from $0.4 million in 2014. This decrease was attributed to the spin-off in our subsidiary.

Amortization of Intangible Assets. Amortization of intangible assets decreased by $0.3 million to $0.7 million in 2015 from $1 million in 2014. This decrease was primarily attributed to devaluation of the Brazilian Real against the USD.

Impairment of Intangible and Tangible Assets. Impairment of intangible and tangible assets was $0.9 million in 2015 as compared to $1.2 million in 2014. In 2015 we recorded an impairment of intangible assets and goodwill as a result of an impairment test to our Brazilian investment, which was affected by the macro economic situation in Brazil. In 2014 we recorded an impairment of an ERP asset, motor vehicles held for sale and goodwill.

Operating Profit. As a result of the foregoing, we recorded in 2015 an operating income of $6.1 million, compared to an operating income of $6.6 million in 2014.

Financial Expenses (Net). Financial expenses decreased from $2.4 million in 2014 to $0.9 million in 2015. This decrease was primarily attributed to income from converting loans in NIS to USD, and reduction of other liabilities in foreign currencies.

Taxes on income.  Taxes on income were $1.4 million expenses in 2015 compared to $(8.8) million income in 2014. In 2015 we recorded tax expenses related to the income generated in 2015. These expenses were offset against the deferred tax asset that was recorded in 2014, following the spin-off.

Net Income. In 2015 we recorded a net income of $3.8 million, compared to a net income of $12.7 million in 2014.

Net Income (Loss) attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $(0.1) million in 2015, compared to net income of $0.7 million in 2014.

Net Income attributable to Pointer shareholders. In 2015, we recorded net income of $3.9 million, compared to a net income of $13.5 million in 2014.

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

Net Income (Loss) attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $(0.7) million in 2014, compared to net income of $0.9 million in 2013.

Net Income attributable to Pointer shareholders. In 2014, we recorded net income of $13.5 million, compared to a net income of $6.3 million in 2013.

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

	2015	2014	2013
	(in thousands of U.S.Dollars)
Cellocator segment revenues	19,489	24,063	24,268
MRM segment revenues	47,938	50,202	46,309
RSA segment revenues	40,498	39,085	35,681
Intersegment adjustment	(7,001)	(8,060)	(8,401)

Total revenue	100,924	105,290	97,857

Cellocator segment operating profit	1,000	3,849	3,065
MRM segment operating profit	3,848	3,276	4,385
RSA segment operating profit (loss)	920	(498)	505
Inter-segments adjustment	297	(80)	(1,909)
Total operating profit	6,065	6,547	6,046

Revenues. Revenues of the MRM segment decreased in 2015 by $2.3 million to $47.9 million from $50.2 million in 2014. MRM segment revenues derive from services and the sale of products relating to those services provided by the MRM segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties. The decrease is primarily attributable to increased competition in sales of products that are sold bundled with services, to commercial customers.

Revenues of the Cellocator segment in 2015 were $19.5 million, as compared to $24.1 million in 2014. The decrease of $4.6 million or 19% in the revenues of the Cellocator segment is primarily attributable to continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products. In 2015 Cellocator inter-segment revenues from products decreased by 13% due to a decrease in sales to our Brazilian subsidiary, as a result of the macroeconomic situation in Brazil as mentioned above.

Revenues of the RSA segment increased in 2015 by $1.4 million to $40.5 million from $39.1 million in 2014. RSA segment revenues derive from services and the sale of products relating to those services provided by the RSA segment.

Operating profit (loss). Operating profit of the MRM segment in 2015 was $3.8 million, compared to $3.3 million in 2014.

The operating income of the Cellocator segment in 2015 was $1.0 million, compared to an operating profit of $3.9 million in 2014. The decrease is primarily attributable to the decrease in revenues from Cellocator products 2015.

The operating profit of the RSA segment increased by $1.4 million, from a $(0.5) million loss in 2014 to a $0.9 million profit in 2015. This increase is primarily attributable to a decrease in general and administrative expenses in respect with the transaction related to the spin-off and impairment of certain assets in 2014.

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

During 2015, and through February 29, 2016, the exchange rate fluctuated from a low of NIS 3.761 to the U.S. Dollar to a high of NIS 4.053 to the Dollar. The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW	HIGH
	1 U.S. Dollar	1 U.S. Dollar
	=	=
September 2015	3.863	3.949
October 2015	3.816	3.923
November 2015	3.868	3.921
December 2015	3.855	3.905
January 2016	3.913	3.983
February 2016	3.964	3.871

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

		Devaluation/
Period	Exchange Rate	(Revaluation)
January 1, 2011 – December 31, 2011	3.5781 NIS/$1	(4.1)%
January 1, 2012 – December 31, 2012	3.8559 NIS/$1	7.8%
January 1, 2013 – December 31, 2013	3.6108 NIS/$1	(6.4)%
January 1, 2014 – December 31, 2014	3.5779 NIS/$1	(0.01)%
January 1, 2015 – December 31, 2015	3.8839 NIS/$1	8.5%

Period	CPI	Positive Inflation
December 31, 2011	115.97	2.2%
December 31, 2012	117.87	1.6%
December 31, 2013	120.01	1.8%
December 31, 2014	119.73	(0.2)%
December 31, 2015	118.58	(1.0)%

In 2011, the Israeli economy recorded positive inflation of approximately 2.2%, where the NIS revalued against the U.S. Dollar by approximately 4.1%. As a result of the revaluation of the NIS, we experienced an increase in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2011. In 2012, the Israeli economy recorded positive inflation of approximately 1.6%, where the NIS devalued against the U.S. Dollar by approximately 7.8%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2012. In 2013, the Israeli economy recorded positive inflation of approximately 1.8%, where the NIS revalued against the U.S. Dollar by approximately 6.6%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2013. In 2014, the Israeli economy recorded negative inflation of approximately 0.2%, where the NIS revalued against the U.S. Dollar by approximately 12%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars. In 2015, the Israeli economy recorded an inflation rate of approximately 1%, and the NIS devalued against the U.S. Dollar by approximately 0.3%.

Regarding our operations in Brazil and the fact that Pointer Brazil's revenues are not denominated in U.S. Dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between U.S. Dollar and Brazilian Real may have a significant effect on the business and overall profitability of Pointer Brazil and as a consequence, on the results of our operations.

Period	Exchange Rate BRL/$1	Yearly Increase/ (Decrease)
December 31, 2012	2.059	11%
February 28, 2013	1.9625	(4.7)%
February 28, 2014	2.3754	21%
February 27, 2015	2.8731	21%
February 29, 2016	3.9935	39%

Regarding our operations in Argentina and the fact that Pointer Argentina's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase/ (Decrease)
December 31, 2012	4.918	14.3%
February 28, 2013	5.0344	2.4%
February 28, 2014	7.7846	54.6%
February 27, 2015	8.7202	12%
February 29, 2016	15.5045	78%

The fluctuations of each of the Mexican Peso, the Euro, the Indian Rupee and South African Rand are not material to our business. Devaluation of two or more of these currencies against the USD simultaneously, may have a material adverse effect on our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2013, 2012 and 2011 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2013 we entered into a foreign currency hedging transaction to manage risk related to Brazil transaction. In 2015 and 2014 there were no foreign currency hedging transactions. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See Item 11- Quantitative and Qualitative Disclosures About Market Risk for further details about our hedging activities.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were recently amended and apply to cars provided to and leased by employees on end of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, the new regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to most of the car models, the new regulations result in a high amount of imputed income to the employees, as compared to the previous rules. This result and other new regulations may adversely affect the overall demand for vehicles.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies which restricted the importation of goods and services, governance control of foreign currency transactions, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2015, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and which led to a significant devaluation of the Peso relative to the U.S. Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2015, we had a positive working capital of $5.6 million, our current assets to current liabilities ratio was 118% and we had cash and cash equivalents of $9.3 million and an unused credit facility of $8.0 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir Group.

Our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Office of the Chief Scientist in Israel (“OCS”), the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the OCS in Israel, the BIRD Foundation or the European Community. In addition, we do not anticipate selling the product developed using the Bird Foundation funds (which sales would require us to pay contingent royalties to the foundation) and therefore, do not anticipate paying these contingent royalties.

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

As of December 31, 2015, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $13.5 million. The credit facilities provided to us and to our subsidiary Pointer Brazil by Israelis and Brazilian banks and other sources. $2 million was provided to Pointer to finance part of the Pointer Brazil acquisition. Of this aggregate amount, approximately $13.2 million are long-term loans in, or linked to, the U.S. Dollar from banks and $0.3 million are long-term loans denominated in NIS from banks. All the loans, credit facilities and bank guarantees provided to Shagrir Systems were assigned to Pointer as of December 31, 2014.

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

In July 2015, Pointer sold its 17,141 ordinary shares of Car2Go, representing 62.31% of the issued and outstanding share capital of Car2Go, to the Shagrir Group in consideration for NIS 17,141 (the par value of such shares). In addition, as part of this transaction Pointer sold to the Shagrir Group its shareholders loans (principal amount and accrued interest) provided to Car2Go in the total amount of approximately NIS 11.35 million and the Shagrir Group assumed Pointer's guarantee provided to secure Car2Go's credit line in the amount of approximately NIS 1.3 million.

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

Our aggregate credit facilities from Bank Hapoalim B.M. total $3.9 million. As of December 31, 2015, the full credit facility is available for use.

In 2015, net cash provided by our continuing operating activities amounted to $8.8 million as compared to net cash provided from continuing operating activities of $5.6 million in 2014.

In 2015, net cash used in our continuing investing activities was $2.4 million as compared to $3.7 million in 2014. In October 2013 we acquired the balance of our Brazilian subsidiary.

In 2015, net cash used in our financing activities was $5.5 million as compared to $4 million provided by our financing activities in 2014. The decrease is attributed to proceeds from issuance of shares in 2014, and an increase in net repayment of loans from banks in 2015.

Current liabilities decreased from $34.3 million in 2014 to $30.5 million as of December 31, 2015, mainly due to a decrease in short term bank credit, deferred revenues and other accounts payables and accrued expenses as of December 31, 2015. Long-term liabilities decreased from $22.9 million in December 31, 2014 to $17.9 million as of December 31, 2015 mainly due to a decrease in long term loans from banks and shareholders and other long term liabilities.

For further information relating to the abovementioned acquisitions see Item 10C – Material Contracts.

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2016. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

Aside for the aforementioned long-term loans and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly research and development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult global economic conditions in general and in particular of the automotive market and political conditions in certain countries and regions in which we operate, such as Europe and Brazil.

For a discussion of certain commitments and contingent liabilities, see Note 14 to our consolidated financial statements. For further information regarding investments in our Company see Item 4 – Recent Developments and Item 10C – Material Contracts.

Capital expenditures were $3.6 million in 2015 and $4.5 million in 2014. In 2015, capital expenditures were used mainly for purchasing property and equipment in the amount of $3.6 million. In 2014, capital expenditures were used mainly for purchasing property and equipment in the amount of $4.5 million.

We estimate that our total capital expenditures for 2016 will be approximately $3.7 million, substantially all of which will relate to fixed assets that serve our roadside assistance and mobile resource management business as well as our pursuit of new business opportunities, of which approximately 64% is estimated to be spent in Israel, 3% in South Africa and 33% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations.

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

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including our Pointerware network, the software platform used by our MRM and Cellocator segments for applications and for the provision of services to their customers. Our net expenditures for research and development programs during the years ended December 31, 2015 and December 31, 2014, totaled approximately $3.4 million and $3.4 million, respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2015, we employed 29 persons in research and development. For additional information concerning commitments for research development programs, see Note 14 of our consolidated financial statements.

The Government of Israel encourages research and development projects oriented towards products for export through the OCS, or through the newly established National Authority for Technological Innovation (the "Authority") following the implementation of the R&D Amendment. Under the terms of Israel Government participation, as in effect prior to the R&D Amendment, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation as in effect prior to the R&D Amendment also required that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent was required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions did not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development were offset against our research and development costs. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in the Authority and to date has provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. For additional information see Item 9 – The Offer and the Listing – Taxation and Government Programs.

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

MRM Segment

During the past eight years, our MRM services have progressed from the provision of relatively simple vehicle track and trace functionality (determining the vehicle's location and departure point) to the provision of sophisticated solutions in which software and hardware bundled together to create an integrated actionable information gathering system with analytics that can, amongst other things:

(i)	Monitor and analyze vehicle sensor inputs to determine, for example, status of engine, doors, brakes, and transmission; analyze monitor inputs to determine the conditions (i.e. temperature, humidity conditions, pressure, motion, light, etc.) of cargo which is being transported;
(ii)	Analyze driving patterns, including determining acceleration, harsh braking, side turns or cornering, as well as driver’s hours of service and rest time;
(iii)	Analyze and monitor activity efficiency over time and space, plan better the way resources (human and vehicles) are utilized and maintained; and
(iv)	Trace various movable and or moving assets including cargo, field equipment, agriculture and construction equipment, which often do not have an onboard power supply.

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

As described above, Pointer intends to spin off its RSA segment into a stand-alone publicly traded company in Israel through a distribution to our shareholders of all of the ordinary shares of the new spin-off company (Shagrir Group) that would hold, directly or indirectly, the RSA assets.

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

We have identified three main trends in the Telematics device market during 2015 as follows:

(i)	Ongoing price reduction globally due to increasing competition as well as economic weakness;
(ii)	A growing demand for advanced technology that monitors driver behavior and provides safety and remote diagnostics applications; and
(iii)	An increase in vehicle manufacturers' involvement in the unit market due to various legislative efforts in Europe being implemented that require installation of systems such as E-Call and ERA GLONASS.

In order to address these types of trends, in 2011 our Cellocator segment introduced new products aimed at the low cost segment and the driver behavior safety market. Moreover, in 2012 Cellocator increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. Throughout 2013 and 2014 our Cellocator segment has ramped up efforts to introduce technology that monitors driver behavior and provide safety and diagnostics applications as well as cargo monitoring solutions to expand our asset tracking product line. We also anticipate a reduction in the use of radio frequency technology globally, and increased usage of other devices based on common cellular technologies such as GPRS and HSPA. We anticipate that the introduction of new products, as well as the introduction of new Cellocator products in 2015, such as new solutions for vehicle remote diagnostics and lower cost devices for assets tracking, will increase Cellocator’s competitive edge and therefore accelerate growth in the Telematics products market.

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

Our MRM in Israel and Cellocator are currently the most material part of group operations, and are together are expected to account for the majority of profits going forwards.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations through December 31, 2015 (in thousands USD)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities[1]	30,399	-	-	-	30,399
Long-term debt obligations[2]	-	7,697	868	-	8,565
Accrued severance pay[3]	-	-	-	942	942
Management fees to DBSI[4]	53	-	-	-	53
Operating lease obligations[5]	2,994	7,392	-	-	10,386
Royalties to BIRD[6]	-	-	-	2,444	2,444
Total contractual obligations	33,446	15,089	868	3,386	52,789

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

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	60	Chairman of the Board of Directors
David Mahlab	59	President and CEO
Gil Oren	64	External Director
Zvi Rutenberg	60	External Director
Barak Dotan	48	Director
Alicia Rotbard(1)	69	Director
Nir Cohen	41	Director
Jonathan Irroni	66	Director
Yehudit Rozenberg(2)	56	Director
Zvi Fried	51	Chief Financial Officer
David Markus	42	Chief Technology Officer
Igor Rogov	41	VP R&D of the Cellocator Division
Joshua Rozanski	50	VP of Sales & Marketing
Ilan Goldstein	61	GM of Pointer Israel
Rami Peled	60	Chief Information Officer

(1)	Ms. Alicia Rotbard passed away due to an illness in November 2015.
(2)	Ms. Yehudit Rozenberg was appointed to the board in January 2016.

Yossi Ben Shalom, has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. Mr. Ben Shalom holds BA in Economics and MA in Business Management from Tel Aviv University.

David Mahlab, has served as our President and Chief Executive Officer since February 1, 2011. From 2009 until January 2011, Mr. Mahlab served as an independent business developer. Mr. Mahlab is the co-founder of Scopus Video Networks (a company formerly traded on the Nasdaq Market), and served as its Chief Executive Officer from 1995 until January 2007 and its chairman of the board from January 2007 until March 2009. Mr. Mahlab holds a BSc. and a MSc. in Electrical Engineering from the Technion-Israel Institute of Technology, an MBA from Tel Aviv University and LLB from Tel Aviv University

Gil Oren, has served on our board as an external director since July 2008. Mr. Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd. During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd. Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant.

Zvi Rutenberg, has served on our board as an external director since July 2008. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Minrav Ltd, where he has served since May 2010. In May 2008 Mr. Rutenberg established Global Point Ltd., a company that provides management consultancy services for industrial companies. Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Durabond Ltd., and from January 2004 until May 2008, he also served as the Chief Executive Officer of Durabond's sister company, Ashkalit Chemiprod Ltd. Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University.

Barak Dotan, was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Alicia Rotbard, was appointed a director on our board in October 2010 and served on our board until she passed away due to an illness in November 2015. In 1989 Ms. Rotbard founded DOORS Information Systems, Inc. and served as its CEO until 2002. From 1989, Ms. Rotbard served as President and CEO of Quality Computers Ltd. and from 1980 to 1985 Ms. Rotbard served as Deputy General Manager of the Tel-Aviv Stock Exchange, where she managed the Computer Department and Operations. Ms. Rotbard held a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

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

Jonathan Irroni, was appointed a director on our board in December 2014. He previously served as the Chief Executive Officer of Investec Bank Ltd. and as Managing Director and Chief Executive Officer of Ubank Ltd. (formerly Investec Bank (Israel) Limited), a subsidiary of Investec Group Limited and as Chairman of the Board of Directors in the Bank of Jerusalem Ltd. Additionally, Mr. Irroni has been a Director of N.R. Spuntech Industries Ltd. since 2009 and serves as a Director of the Bank of Jerusalem Ltd. He previously served as a Director at Adgar Investments and Development Ltd. and Ubank Ltd.

Ms. Yehudit Rozenberg was appointed a director on our board in January 2016. Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. From 2004 until 2006 she served as the VP finance and control of Tadiran Systems Ltd. and Tadiran Spectralink Ltd., a specialized developer and manufacturer of advanced wireless communications systems. Prior to that, Ms. Rozenberg served from 1996 until 2004 as the director of finance of Spectralink Ltd., a communications company. Ms. Rozenberg also served from 2000 until 2006 as an external director of the board of directors of Ubank Trust Funds Ltd. and from 2004-2009 as an external director and a member of the audit committee of the board of directors of Taldor Group. Ms. Rozenberg holds a M.A. in law from Bar Ilan University, Israel, M.B.A in business administration (magna cum laude) from Tel-Aviv University, Israel and B.A in economics from Bar Ilan University, Israel.

Zvi Fried, was appointed our Chief Financial Officer in February 2007. Prior to his appointment Mr. Fried was Chief Financial Officer of Chim Nir (TASE: CMNR) and Finance Director for Amdocs (NASDAQ: DOX). Mr. Fried is a certified public accountant and he holds a B.A. in Economics and a degree in Accounting from Bar Ilan University.

David Marcus, is our Chief Technology Officer. Mr. Markus joined us in 2000, and since then has served in a wide range of technological and management positions. Since the acquisition of Cellocator in 2008, Mr. Markus has built and managed Cellocator’s R&D group as Cellocator VP R&D and has been responsible for our customer support and IT. Mr. Markus holds a B.Sc. in Electrical and Electronic Engineering from Tel Aviv University and a Master of Engineering in Systems Engineering from the Technion-Israel Institute of Technology.

Igor Rogov, is a VP R&D of the Cellocator Division. He has been managing the Cellocator R&D team since August 2012. Mr. Rogov first joined Cellocator in 2000, and since then has served in a wide range of technological positions. Since the acquisition of Cellocator in 2008, Mr. Rogov has served as a System Architect and head of System Engineering. Mr. Rogov holds a Bachelor degree in Electrical and Electronic Engineering from Ariel University Center and a Practical Engineering in Electronic Engineering from the Technion.

Joshua Rozanski, is a VP of the Sales and Marketing Division. He has joined us in September 2014. Mr. Rozanski is responsible for the Sales, Marketing and Technical support teams as well as the subsidiaries in the US & India. Prior to joining Pointer, Mr. Rozanski held VP Worldwide Sales positions in TEOCO and in Packetlight Networks and prior to that served in various Sales, Marketing and BD positions in TTI Telecom and ECI Telecom. Mr. Rozanski holds a B.Sc in Electronics Engineering from the Jerusalem College of Technology and MBA from Bar Ilan University.

Ilan Goldstein, is the General Manager of Pointer Israel since 2005. Ilan has an MBA in Business Management from Manchester University, a BA in Economics from Tel Aviv University, and he is a graduate of the “Realy” Military Academy School in Haifa. Ilan has had rich managerial experience in some of the leading organizations in the Israeli economy. He managed the stores of the “Opticana”, optic network, was the senior manager of all branches of “Amisragas”, was a manager in “Baran”, and managed “Allied Motors”, Seat cars importer, under Champion Motors. Ilan’s military service in the IDF began in flight school, after which he finished officers’ school in the Air Force, ultimately serving in various command operational positions, including flight test and control operations.

Rami Peled, has been with Pointer in Israel since its foundation in 1998. He fulfilled various positions, the last as VP IT of Shagrir Systems (Now Pointer Israel). Rami is a graduate of Tel Aviv University, and specializes in Organizational Systems including ERP, CRM & Billing at Operation Companies such as the Cable Television Industry which Rami has been one of its CIO pioneers.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2015, was approximately $1.7 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $153,000.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Position	Salary	Social benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
David Mahlab- President and CEO	257,207	56,387	215,818	56,369	76,649	662,430
Ilan Goldstein - GM of Pointer Israel	164,464	24,538	66,735	54,783	70,686	381,206
Zvi Fried- Chief Financial Officer	156,906	25,934	43,164	47,866	47,764	321,634
Joshua Rozanski -VP of Sales and Marketing	120,670	22,245	27,648	24,714	41,864	237,141
David Markus-Chief Technology Officer	144,885	23,401	13,496	27,162	18,682	227,626

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2015.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

Options

In December 2013 the Company adopted an Employee Share Option Plan (2013) (the "2013 Plan").  The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options have been vested over a period of four years and have been valid for a period of seven years from the date of grant. As of December 31, 2015, 253,476 options are available for future grant under the 2013 Plan, and 46,300 are outstanding at an exercise price of NIS 3, expiring on March 2021.

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "2003 Plan").  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013. As of December 31, 2015, 294,984 options are outstanding at an exercise price of $3.38, expiring on July 2018.

As of December 31, 2015, our officers and directors held options (issued under both the 2003 Plan and 2013 Plan) to purchase an aggregate of 352,284 of our ordinary shares at exercise prices ranging from $0.77 per share to $8.35 per share. Our options vest over a period of two to four years following grant and are conditional upon continued service. For information concerning employee share option plans, see Note 15c of our consolidated financial statements.

On February 26, 2015, the Board of Directors resolved to issue to certain of the Company's employees options exercisable for 77,000 of the Company's ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $8.35 per share.

C.	BOARD PRACTICES

Board of Directors

Our Articles of Association provide for a board of directors of not less than three or and not more than eleven members. Our board of directors is currently comprised of seven members. Following the investment of DBSI in the Company, three of our directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law – 1999, or the Israeli Companies Law, which entered into effect on February 1, 2000, as amended, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

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

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof. In addition, pursuant to the recently enacted Amendment 27 to the Companies Law, a business or professional relationship maintained on a regular basis will not constitute affiliation if the relationship commenced after the appointment of the outside director for office, the company and the outside director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the outside director declared that he did not know and could not have reasonably known about the formation of the relationship and has no control over their existence or termination. If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

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

In July 2008, Mr. Gil Oren and Mr. Zvi Rotenberg were elected to serve as the Company's external directors.

In October 2010, Ms. Alicia Rotbard was elected to serve as a director, and she served as a member of the board of directors and of the audit committee until she passed away in November 2015.

In June 2012, Mr. Nir Cohen was elected to serve as a director instead of Yoel Rosenthal.

In December 2014, Mr. Jonathan Irroni was elected to serve as a director.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the NASDAQ Listing Rules applicable to listed companies. Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Yehudit Rozenberg and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Mr. Gil Oren is our "audit committee financial expert."

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

Currently, Yehudit Rozenberg and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg, serve as members of our audit committee.

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

Compensation committee

Pursuant to an amendment to the Israeli Companies Law, which went into effect in December 2012 ("Amendment 20"), the board of directors of an Israeli company, whose shares or debentures are publicly traded, such as our company, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a compensation policy, pursuant to which terms of office and salaries of the company's officers will be regulated, as per the provisions of Amendment 20 (the "Compensation Policy").

The number of members in the compensation committee shall not be less than three and each of the company's external directors must be members of the compensation committee and they are to constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the compensation committee. Pursuant to Amendment 27, the audit committee may serve as the company's compensation committee, provided that it meets the composition requirements of the compensation committee.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company. Pursuant to Amendment 27, variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The board of directors of a company is obligated to adopt a Compensation Policy after considering the recommendations of the compensation committee. The final adoption of the Compensation Committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

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

Our compensation committee is currently comprised of Yehudit Rozenberg and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg.

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

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Latin America ("LATAM")	Other	Total
2015
Sales and Marketing	145	34	25	204
Administration	50	31	15	96
Research and Development	29	-	-	29
Other	432	142	39	613
Total	656	207	79	942

2014
Sales and Marketing	126	57	12	195
Administration	47	33	1	81
Research and Development	27	-	-	27
Other	413	148	10	571
Total	613	238	23	874

2013
Sales and Marketing	126	46	21	193
Administration	47	28	2	77
Research and Development	23	-	-	23
Other	422	150	12	584
Total	618	224	26	868

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. We currently fund our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the "Managers’ Insurance" or to pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The Israeli legislation requires the implementation of such pension funds for employees who are employed after a certain period. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary. Following the recently enacted Regulation Regarding Supervision of Financial Services (Provident Funds), 2014 (the "Provident Funds Regulations"), as of January 1, 2016, employees are required to provide the pension funds with certain information regarding the payments being transferred, including the transfer dates, the means of transfer and the account from which the transfer was made and in which the transfer was received. Employees are also required to provide information regarding their employees' wages and taxable and exempt components of the payments transferred. Employees are also required to provide pension funds with certain information upon cessation of payment to the relevant employee's fund, including the reason for such cessation and notice regarding the status of the severance pay in the event of termination of employment. After receipt of the required information, the pension fund is required to provide the employee a notice of cessation of payment and the effect such cessation will have on the employee's rights in the pension fund. Furthermore, the Provident Funds Regulations require pension fund to provide employees feedback regarding payments transferred to the pension funds of their employees in the relevant company. In addition, late payments may bear interest, and employees may require pension funds to repay amounts paid in excess. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

In our subsidiaries in LATAM we are obliged to pay severance fees in case the companies terminate the engagement with the employee after certain period of employment.

E.	SHARE OWNERSHIP

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of February 29, 2016. Other than our CEO, David Mahlab, no executive officer beneficially owns more than 1% of our Ordinary Shares as of February 29, 2015.

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Shares owned as of February 29, 2016	Shares underlying options/warrants that are exercisable prior to February 29, 2016
Yossi Ben Shalom (2)	Chairman of Board of Directors	30.46%	2,371,150	2,371,150
Barak Dotan (2)	Director	30.46%	2,371,150	2,371,150
Jonathan Irroni	Director	*	-	-
Jehudit Rozenberg	Director	*	-	-
Nir Cohen	Director	-	-	-
Zvi Rutenberg	Director	*	-	500
Gil Oren	Director	*	-	500
David Mahlab	President and CEO	3.2%	-	246,984
All directors and officers as a group		33.67%	2,371,150	2,619,134

* Less than 1%

(1)	The percentage of outstanding ordinary shares beneficially owned is based on 7,784,644 shares outstanding as of February 29, 2016. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 29, 2016.
(2)	As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 30.46% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation and Note 15c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of, February 29, 2016, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd. (1)	30.46%	2,371,150
Gandyr Investments Ltd. (2)	10.20%	793,790
Meitav Dash Investments Ltd.(3)	6.50%	505,858
Lazarus Management Company LLC(4)	6.49%	504,934

*	The percentage of outstanding ordinary shares beneficially owned is based on 7,784,644 outstanding as of February 29, 2016. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 29, 2016. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 30.36% of our outstanding shares held by DBSI.

(2)	Includes shares held by Gandyr Ltd., a wholly owned subsidiary of Gandyr Investments Ltd.

(3)	Based on the Schedule 13G filed with the SEC on January 14, 2016.

(4)	Based on the Schedule 13G/A filed with the SEC on January 20, 2015.

As of March 23, 2016, there were 32 record holders of our ordinary shares, including 18 record holders in the United States (who held approximately 83.1% of our outstanding ordinary shares).

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

Following the Private Placement transaction and the Rights Offering transaction, both of which occurred in 2012, and after recent sales, DSBI holds, as of March 29, 2016, 2,363,512 ordinary shares, constituting 30.46% of our outstanding ordinary shares.

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

On December 30, 2014, Pointer entered into a services agreement with Shagrir Group pursuant to which Pointer agreed to provide to Shagrir Group various services including marketing of Shagrir services, location and vehicle protection products and Shagrir Group agreed to provide services including bookkeeping, towing and vehicles. On December 30, 2015, Pointer and Shagrir Group signed amendments to the services and rental agreements, pursuant to which Pointer agreed to pay to Shagrir Group a total amount of NIS 2.8 million as liquidated damages due to Pointer's breach of its obligations under a sub-lease agreement entered into by Pointer and Shagrir Group for the sub-lease of part of Shagrir Group's facility in Holon, Israel by Pointer, by Pointer's termination of the agreement.

On July 1, 2015, Pointer entered into a share purchase agreement with Shagrir Group for the sale of its 17,141 ordinary shares of Car2Go, representing 62.31% of the issued and outstanding share capital of Car2Go, to Shagrir Group, in consideration for NIS 17,141, par value of the shares. In addition, as part of this transaction Pointer sold to the Shagrir Group its shareholders loans provided to Car2Go in the total amount of approximately NIS 11.35 million (principal amount and accrued interest) and Shagrir Group assumed Pointer's guarantee provided to secure Car2Go's credit line in the amount of approximately NIS 1.3 million.

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

Loans Agreements with Pointer Brazil

On February 28, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 763,500 Brazilian Real. The loan bears an annual interest rate of 19% and linked to the Brazilian Real. As of December 31, 2015 we had fully repaid the loan.

On March 20, 2012, we signed a loan agreement with Pointer Brazil for a total amount of 515,000 Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. As of December 31, 2015 the balance of this loan had been consolidated with the loan described below.

On October 2, 2013, we signed a loan agreement with Pointer Brazil for a total amount of $9.8 million Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan is to be repaid in 12 quarterly payments commencing in June 2016. In December 2014, $2.8 million Brazilian Real of the loan were capitalized. As of December 31, 2015 the outstanding amount of the loan was $8.5 million Brazilian Real. We expect to capitalize the full amount of this loan during the first half of 2016.

On March 11, 2015, we signed a loan agreement with Pointer Brazil for a total amount of US$0.2 million. The loan bears an annual interest rate of 6%. The loan was to be repaid in one payment as of November 30, 2015. On November 30, 2015 the total outstanding amount of the loan was capitalized.

Loans Agreement with Pointer Mexico

On September 3, 2012, we signed a loan agreement with Pointer Mexico effective as of January 1, 2011, to provide Pointer Mexico a credit in the maximum principal amount of $5.5 million. The loan bears an annual interest rate of 6%. We agreed that per Pointer Mexico's request, and subject to its cash flow, we may extend the repayment date (originally January 31, 2014), provided that the interest shall continue to accrue on any loan amount not repaid. Any extension of the loan shall be made in writing. As of December 23rd, 2015 the total outstanding amount of the loan was capitalized.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

As of December 31, 2015, there are several claims filed and pending against our MRM segment, mainly by its customers. The claims are in an amount aggregating to approximately $2.1 million, and involve claims regarding malfunction of Shagrir Systems' services and products, which occurred during the ordinary course of business.

On August 6, 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately US$11.5 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as "Telecommunication Services", and therefore subject to the State Value Added Tax. The company, based on legal advice, believes that the merits of the case are in its favor and therefore has not made any provisions for it in its consolidated financial statements in respect to the issue.

Dividends Distribution Policy

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, or the Israeli Companies Law.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2015, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

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

Period	High	Low
Last 6 calendar months
February 2016	6.25	5.1
January 2016	6.35	5.1
December 2015	6.60	4.97
November 2015	7.30	6.08
October 2015	7.95	6.22
September 2015	7.92	5.89
Financial quarters during the past two years
Fourth Quarter of 2015	7.95	4.97
Third Quarter of 2015	8.62	5.41
Second Quarter of 2015	8.86	7.76
First Quarter of 2015	8.97	7.28
Fourth Quarter 2014	8.82	7.52
Third Quarter 2014	9.19	6.81
Second Quarter 2014	10.00	7.22
First Quarter 2014	12.26	9.17
Five most recent full financial years
2015	8.97	4.97
2014	12.26	6.81
2013	11.84	2.36
2012	4.00	2.30
2011	6.42	3.20

On December 19, 2006, we listed our ordinary shares on the TASE in Israel under the symbol "PNTR". We delisted our Ordinary Shares from the TASE, effective as of April 17, 2012, and, accordingly the last trading date of our Ordinary Shares on the TASE was April 15, 2012. We have applied to relist our shares for trading on the TASE.

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

In the case of a transaction that is not an extraordinary transaction in which an officer holder of the company has a personal interest, after the office holder complies with the above disclosure requirement, only board approval is required. In addition, pursuant to Amendment 27, extending or renewing the company's engagement with its CEO also requires only Board approval (after compensation committee approval) if (i) the compensation terms are similar to the ones in effect prior to the extension or renewal, (ii) the compensation terms are compliant with the company's compensation policy, and (iii) the CEO's previous engagement with the company was approved by (A) shareholders majority which included a majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the approval of the engagement (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting, or (B) the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the approval of the engagement at the meeting did not exceed two percent of the aggregate voting rights in the company). The transaction must be to the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

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

Nasdaq Listing Rules and Home Country Practices

In accordance with Israeli law and practice and pursuant to the exemption set forth in Rule 5615(a) (3) of the NASDAQ Listing Rules, we follow the provisions of the Israeli Companies Law with respect to the following requirements:

•	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•	Quorum – Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

•	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under the NASDAQ Listing Rules, which require approval by the audit committee or other independent body of our board. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also Item 10B– Additional Information – Memorandum and Articles of Association – "The Israeli Companies Law", for further information on the approval of related party transactions.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law, rather than the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635.

•	Independence of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 5605 of the NASDAQ Listing Rules. Our board contains two independent directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Following Amendment 26 which came into effect November 25, 2014, external directors may also nominate and present themselves to the shareholders for reappointment. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

•	Audit Committee – Our audit committee does not comply with all of the requirements of NASDAQ Listing Rule 5605 (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter.

•	Compensation Committee – We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a Compensation Committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to Compensation Committee independence and responsibilities; nor do they require that the Company adopts and files a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a Compensation Committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholders approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholders approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	Equity Compensation Plans – We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholders approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.	MATERIAL CONTRACTS

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

On December 30, 2014, Pointer entered into a services agreement with Shagrir Group pursuant to which Pointer agreed to provide to Shagrir Group various services, and on December 30, 2015, Pointer and Shagrir entered into an amendment to the services agreement. For additional information regarding the services agreement, see "Item 7.B. – Related Party Transactions" above.

On July 1, 2015, Pointer sold to Shagrir Group its 62.31% of the issued share capital of Car2Go, as well as shareholders loans (principal amount and accrued interest) of approximately NIS 11.35 million and Shagrir Group assumed Pointer's guarantee provided to secure Car2Go's credit line in the amount of approximately NIS 1.3 million. Following the completion of the transaction, we do not hold any of Car2Go's shares.

Pointer provided Shagrir Group with shareholder loans in the total amount of NIS 69.7 million in December 2014, and NIS 11.3 million in July 2015. The loans bear annual interest of 3.3%. On December 30, 2015, Pointer converted NIS 74.5 million (principal amount and accrued interest) into one ordinary share par value NIS 1.00 of Shagrir Group. On December 30, 2015, Pointer converted a part of its shareholder loans provided to Shagrir Group in the total amount of NIS 8 million into a capital note under the same amount. The capital note does not bear interest and is repayable five years after its issuance date. The capital note will be partially capitalized and the rest will remain as a loan from the Company to Shagrir Group.

Mexico Transaction

On September 3, 2015, we acquired the 26% of the issued share capital of Pointer Mexico from the Pointer Mexico Sellers. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Mexico. In consideration for the shares, we issued to the Pointer Mexico Sellers 81,081 of our ordinary shares.

Loan Agreements

As of December 31, 2015, the Company had in the aggregate approximately $13.1 million in outstanding loans to Bank Hapoalim and Bank Leumi which were assigned to it pursuant to the Reorganization. See Item 3D- Risk Factors or Note 11 of our consolidated financial statements for further information.

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

On February 22, 2016, Shagrir Systems signed a convertible loan agreement with Car2go, pursuant to which Shagrir Systems, together with the Investors, shall provide Car2Go a convertible loan of NIS 5 million, of which approximately 3.8 million shall be provided by Shagrir Systems. The loan is linked to the Israeli CPI and bears an interest rate of 7%. Any part of the loan shall be provided following Car2Go's notice provided to the Investors, which shall be given by no later than 18 months following the date of the agreement. The loan shall be repayable in twelve equal quarterly installments commencing on the second anniversary of the loan. In addition, should Car2Go raise funds equal to no less than NIS 5 million from third parties within 12 months following the date of the loan, the Investors shall have the right to convert any outstanding loan amount into shares of the same kind issued to the third party investors, with a 30% discount. Should Car2Go not raise such funds, the Investors shall have the right to convert any outstanding loan amount into preferred A shares of Car2Go based on a pre-money valuation of NIS 10 million on a fully diluted basis.

In order to finance our acquisition of Pointer Brazil on October 2013, the Company received loan in the amount of $2 million from Bank Hapoalim, of which approximately $1.3 million remains outstanding as of December 31, 2015. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan should be repaid in 12 quarterly installments commencing March 31, 2015.

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

General Corporate Tax Structure

Israeli resident companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2013. Between January 1, 2014 and December 31, 2015 the Israeli corporate tax rate was 26.5%, and as of January 1, 2016, the Israeli corporate tax rate is 25%.

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

Encouragement of Industrial Research and Development Law, 5744 -1984

Under the terms of the pre-R&D Amendment regime, research and development programs that met specified criteria and were approved by a governmental committee of the OCS, were eligible for grants between 20%-50% of certain of the project’s expenditures, as determined by the research committee of the OCS. In exchange, the recipient of such grants was required to pay the OCS royalties from the revenues derived from products incorporating technology developed within the framework of the approved research and development program or otherwise derived from such program (including ancillary services in connection with such program), usually up to 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus LIBOR interest.

The terms of the Israeli government participation also required a declaration regarding the location of manufacturing of supported products by the recipients of the grants. Under regulations promulgated under the Research Law, subject to the approval of the OCS, some of the manufacturing volume could be transferred outside of Israel, beyond the aforementioned declared rate of production abroad, provided that the grant recipient paid royalties at an increased rate and in addition could incur an increased payment cap of up to 300% of the received grant plus interest, depending on the percentage of manufacturing being transferred abroad. The R&D Law also provided that know-how developed under an approved research and development program and any derivatives of this know-how could not be transferred to third parties in Israel without the prior approval of the research committee of the OCS. The R&D Law, as in effect prior to the R&D Amendment, further provided that the know-how developed under an approved research and development program could not be transferred to any third parties outside Israel, except as further detailed below. No approval was required for the sale or export of any products resulting from such research and development.

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS funded know-how outside of Israel. The amendment permitted the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permited, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient paid to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas, and up to a maximum of six times the grants plus interest), or (b) the grant recipient received significant know-how from a third party in exchange for its funded know-how.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found to not to have the required flexibility in today's rapidly changing world. Pursuant to the R&D Amendment, the OCS shall be replaced with the newly Authority, which will be comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs, will be required to determine certain characteristics which are mainly technical but also include the type of Benefit (a "Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares) to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of OCS-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council's discretion currently causes much ambiguity as to the implementation of the R&D Amendment. In addition, it should be noted that the R&D Amendment came into force on January 1, 2016, after which it seems that the pre-R&D Amendment regulations which determined material matters such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc. will be rescinded, thus adding to the current uncertainty created by the R&D Amendment.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Authority on any change in control of the recipient or a change in the holdings of the means of control of the recipient in case such a change results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the Authority to comply with the R&D Law. In addition, the rules of the Authority may require prior approval of the Authority or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the Authority that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the Authority require obtaining the Authority's approval prior to any offering of shares to the public.

The Israeli authorities have indicated in the past that the government may reduce or abolish grants from the OCS in the future. While the rules governing the OCS funding have been amended as detailed above, there is no certainty that Benefits will be maintained, and we cannot assure you that we will receive Benefits in the future.

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

The reporting currency of Pointer is the U.S. Dollar ("Dollar"). Within the parent company, the Cellocator operations’ functional currency is the U.S. Dollar. The majority of Pointer's revenues is generated in or linked to Dollars and a substantial portion of its costs is incurred in Dollars. Therefore, the Dollar is the currency of the primary economic environment in which Cellocator operates. The MRM operation’s functional currency is mostly NIS and other foreign currencies. The majority of the MRM operation’s revenues in Israel is generated in, or linked to, NIS and a substantial portion of its costs is incurred in NIS. Therefore, the NIS is the currency of the primary economic environment in which the MRM operation operates.

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

As of December 31, 2015 and 2014, accumulated foreign currency translation differences are $(6.3) million and $(2.9) million, respectively.

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

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2012 the Company had forward exchange contracts for the acquisition of approximately NIS 1.77 million in consideration for $0.45 million that will mature in January 2013. The Company did not have any forward exchange contracts in 2013, 2014 or 2015. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2015, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2015 we had net assets of $54.2 million and net loss of $5.5 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $0.5 million net increase in our income.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2015 we had net assets of $1 million and net income of $4 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $0.4 million net decrease in our income.

Our revenues and expenses generated in Brazilian Real are exposed to exchange rate fluctuations between the Brazilian Real and the US Dollar. As of December 31, 2015 we had net assets of $2.9 million and net profit of $0.4 million, denominated in the Brazilian Real. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the Brazilian Real would thus result in an approximate $40,000 net decrease in our income.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2015 we had net assets of 1.0 million and net loss of 0.1 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would therefore be immaterial.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the US Dollar. As of December 31, 2015 we had we had net assets of $1.5 million and net loss of $0.3 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately a $30,000 net decrease in our losses.

Our revenues and expenses generated in Indian Ruppee are exposed to exchange rate fluctuations between the Indian Ruppee and the US Dollar. As of December 31, 2015 we had we had net assets of $0.5 million and net loss of $50,000, denominated in the Indian Ruppee. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Indian Ruppee would therefore be immaterial.

Our revenues and expenses generated in South African Rand are exposed to exchange rate fluctuations between the South African Rand and the US Dollar. As of December 31, 2015 we had we had net assets of $1.0 million and net profit of $0.1 million, denominated in the South African Rand. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the South African Rand would therefore be immaterial.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders. Please see Item 5 – Operating Results- Impact of Exchange Rate Fluctuations for further information. As of December 31, 2015, we had outstanding loans of $13.2 million which bear variable interest rates.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI, relates primarily to loans borrowed by Shagrir Systems from banks and other lenders. As of December 31, 2015, we had $0.3 million outstanding loans which are linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
	Interest	2016	2017	2018	2019	2020 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		1,349	-	-	-	-
Cash- in NIS		6,315	-	-	-	-
Cash- in other currency:		1,683	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in other currencies		30	-	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	4,791	4,082	3,416	855	-
In NIS	3.8-6.55	84	84	84	12	-
In other currencies	6	30	30	-	-	-

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2015. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2015, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

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

The following table presents fees for professional audit services rendered by our principal auditor Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2015 and 2014.

	USD in thousands
	2015	2014

Audit Fees (1)	178	176
Audit Related Fees (2)	60	10
Tax Fees (3)	17	69
All Other Fees	18	10

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

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2015 were approved by our Audit Committee.

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

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.         FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.         EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Registrant, incorporated herein by reference to Exhibit 1.2 to the Registrant's Form 20-F, filed with the Commission on March 29, 2012.

4.1	English Summary of Purchase Agreement by and among Shagrir Systems Ltd., K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay dated October 11, 2011, as amended by an amendment dated January 1, 2012, incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 29, 2012.

4.2	The Compensation Policy of the Registrant approved by the Shareholders on September 12, 2013, as amended by an amendment to the Compensation Policy as approved by the Shareholders on May 27, 2014, filed by us as Exhibit A to Proposal 5 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

4.3	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.1 to the Registrant's Form F-3, filed with the Commission on March 11, 2014.

4.4	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.2 to the Registrant's Form F-3, filed with the Commission on March 11, 2014.

4.5	Share Purchase Agreement dated as of September 16, 2013 between Pointer do Brasil Participações Ltda. And Bracco do Brasil Empreendimentos e Participações Ltda., (the "Brazil SPA"), incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 27, 2014.

4.6	1st Amendment to the Brazil SPA, incorporated herein by reference to Exhibit 4.7 to the Registrant's Form 20-F, filed with the Commission on March 27, 2014.

4.7	Management Service Agreement between the Company and DBSI dated May 27, 2014, as approved by the Shareholders on May 27, 2014, filed by us as Exhibit B to Proposal 6 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

4.8	Letter of Indemnification between the Company and the Directors of the Company related to DBSI Investments Ltd., the Company's controlling shareholder, dated August 1, 2014, as approved by the Shareholders on May 27, 2014, filed by us as Exhibit C to Proposal 7 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

8.1	A list of our subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Pointer Argentina S.A.).

14.3	Consent of Baker Tilly Brasil Certified Public Accountants (Brazil Pointer do Brasil Comercial Ltda.).

14.4	Consent of Mazars Certified Public Accountants (Pointer SA (Pty) Ltd).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

March 29, 2016

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. ("the Company") and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income comprehensive income, shareholders and cash flows for each of the three years in the period ended December 31, 2015. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Pointer Argentina S.A, Pointer Do Brasil Comercial Ltda. and Pointer SA (PTY) Ltd., (the "Subsidiaries"), whose financial statements reflect total assets constituting 6.9% and 7.1% as of December 31, 2015 and 2014, respectively, and total revenues constituting 16.7%, 15.2% and 7.7% of the related consolidated totals for the years ended December 31, 2015, 2014 and 2013, respectively. The financial statements of the Subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for the Subsidiaries, is based solely on the reports of the other auditors. We did not audit the financial statements of Pointer do Brasil Comercial Ltda., a corporation in which the Company has a 48% interest as of October 2013. The Company’s equity in the net income of Pointer do Brasil Comercial Ltda. is stated at $340 for the year ended December 31, 2013. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Pointer do Brasil Comercial Ltda., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operation and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2016	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Pointer Argentina S.A.

We have audited the accompanying balance sheets of Pointer Argentina S.A. (“the Company”) as of December 31, 2015 and 2014, and the related statements of operations and comprehensive loss, changes in shareholders’ surplus, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Argentina S.A. as of December 31, 2015 and 2014 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina

February 5, 2016

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

POINTER DO BRASIL COMERCIAL LTDA.

1.	We have audited the accompanying balance sheets of Pointer do Brasil Comercial LTDA. (“the Company”) as of 31st. December 2015 and 2014, and the related statements of income, of changes in shareholders’ equity accounts and of cash flows for each of the three years in the period ended 31st December 2015, accompanied by explanatory notes, expressed in US Dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the company as of 31st December 2014 and 2015 and the results of its operations, the changes in shareholders’ equity accounts and its cash flows for each of the three years in the period ended 31st December 2015, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil, 16th. February 2016.

Ricardo Julio Rodil

ACCOUNTANT - CRC-1SP111444/O-1

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pointer SA (Pty) Ltd (previously known as Global Telematics SA (Pty) Ltd)

We have audited the accompanying balance sheets of Pointer SA (Pty) Ltd as of 31 December 2015 and 31 December 2014, and the related statements of income, comprehensive income, changes in equity, and cash flows for the year ended 31 December 2015, the 3 month period ended 31 December 2014 and 9 month period ended 30 September 2014. Pointer SA (Pty) Ltd.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer SA (Pty) Ltd as of 31 December 2015 and 31 December 2014, and the results of its operations and its cash flows for the year ended 31 December 2015, the 3 month period ended 31 December 2014 and the 9 month period ended 30 September 2014, in conformity with accounting principles generally accepted in the United States of America.

Mazars

Partner: Andries Batt

Registered Auditor

9 February 2016

Cape Town

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,347	$8,557
Restricted cash	-	62
Trade receivables (net of allowance for doubtful accounts of $ 1,347 and $ 1,417 at December 31, 2015 and 2014, respectively)	18,402	19,032
Other accounts receivable and prepaid expenses (Note 3)	2,040	1,853
Inventories (Note 4)	4,866	6,133
Property and equipment held for sale	282	1,034

Total current assets	34,937	36,671

LONG-TERM ASSETS:
Long-term accounts receivable	490	408
Severance pay fund (Note 2r)	8,186	8,609
Property and equipment, net (Note 5)	9,112	10,075
Other intangible assets, net (Note 7)	816	1,950
Goodwill (Note 8)	46,753	48,941
Deferred tax asset (Note 17)	3,144	4,350

Total long-term assets	68,501	74,333

Total assets	$103,438	$111,004

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 9)	$4,905	$7,478
Trade payables	11,776	11,460
Deferred revenues and customer advances	5,843	6,420
Other accounts payable and accrued expenses (Note 10)	7,928	8,972

Total current liabilities	30,452	34,330

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 11)	8,385	12,046
Long-term loans from shareholders and others (Note 12)	180	997
Other long-term liabilities (Note 13)	258	298
Accrued severance pay (Note 2r)	9,128	9,537

Total long term liabilities	17,951	22,878

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital (Note 15) -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at December 31, 2015 and 2014; Issued and outstanding: 7,784,644 and 7,688,564 shares at December 31, 2015 and 2014, respectively	5,770	5,705
Additional paid-in capital	128,410	129,618
Accumulated other comprehensive income	(6,254)	(2,909)
Accumulated deficit	(71,822)	(75,767)

Total Pointer Telocation Ltd's shareholders' equity	56,104	56,647

Non-controlling interest	(1,069)	(2,851)

Total equity	55,035	53,796

Total liabilities and equity	$103,438	$111,004

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2014	2013
Revenues (Note 19c):
Products	$28,617	$33,099	$34,662
Services	72,307	72,191	63,195

Total revenues	100,924	105,290	97,857

Cost of revenues:
Products	17,003	19,279	20,763
Services	49,739	50,461	45,497

Total cost of revenues	66,742	69,740	66,260

Gross profit	34,182	35,550	31,597

Operating expenses:
Research and development	3,409	3,390	3,244
Selling and marketing	12,063	11,219	10,398
General and administrative	10,993	11,883	10,539
Other general and administrative expenses (Note 1b, 1l)	-	683	403
Other income (Note 1j)	-	(288)	-
Amortization of intangible assets	735	994	967
Impairment of intangible and tangible assets	917	1,122	-

Total operating expenses	28,117	29,003	25,551

Operating income	6,065	6,547	6,046
Financial expenses, net (Note 20a)	869	2,424	1,077
Other expenses (income), net (Note 20b)	(6)	232	(3,299)

Income before taxes on income	5,202	3,891	8,268
Tax expenses (income), (Note 17)	1,404	(8,849)	1,337

Income after taxes on income	3,798	12,740	6,931
Equity in gains of affiliate (Note 6)	-	-	340

Net income	$3,798	$12,740	$7,271

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2014	2013

Other comprehensive income:
Currency translation adjustments of foreign operations	$(3,423)	$(4,292)	$1,006
Realized currency translation adjustments of foreign operations	-	-	(50)
Realized income (losses) on derivatives designated as cash flow hedges	-	-	(24)

Total comprehensive income	375	8,448	8,203

Profit (loss) attributable to:
Equity holders of the parent	3,945	13,453	6,320
Non-controlling interests	(147)	(713)	951

	3,798	12,740	7,271

Total comprehensive income attributable to:
Equity holders of the parent	$600	$9,088	$6,649
Non-controlling interests	(225)	(640)	1,554

	375	8,448	8,203

Earnings per share attributable to Pointer Telocation Ltd's shareholders (Note 16):

Basic net earnings per share	$0.51	$1.81	$1.14

Diluted net earnings per share	$0.50	$1.74	$1.10

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd's Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2013	5,555,558	3,871	120,290	1,127	(95,540)	5,598	35,346
Issuance of shares in respect of Stock-based compensation	10,000	7	20	-	-	-	27
Stock-based compensation expenses	-	-	354	-	-	20	374
Dividend payable to non-controlling interest	-	-	-	-	-	(1,311)	(1,311)
Expiration of options in subsidiary	-	-	332	-	-	(332)	-
Other comprehensive income	-	-	-	329	-	603	932
Net income attributable to Non -controlling interest	-	-	-	-	-	951	951
Net income attributable to Pointer shareholders	-	-	-	-	6,320	-	6,320

Balance as of December 31, 2013	5,565,558	3,878	120,996	1,456	(89,220)	5,529	42,639
Issuance of share capital (net of issue expenses of USD 383 thousands)	2,123,006	1,827	19,615	-	-	-	21,442
Stock-based compensation expenses	-	-	375	-	-	-	375
Acquisition of non-controlling interests	-	-	(11,368)	-	-	(7,740)	(19,108)
Other comprehensive income	-	-	-	(4,365)	-	73	(4,292)
Net loss attributable to Non -controlling interest	-	-	-	-	-	(713)	(713)
Net income attributable to Pointer shareholders	-	-	-	-	13,453	-	13,453

Balance as of December 31, 2014	7,688,564	$5,705	$129,618	$(2,909)	$(75,767)	$(2,851)	$53,796
Issuance of shares in respect of Stock-based compensation	14,999	3	11	-	-	-	14
Stock-based compensation expenses	-	-	309	-	-	-	309
Acquisition of non-controlling interests	81,081	62	(1,528)	-	-	2,007	541
Other comprehensive income	-	-	-	(3,345)	-	(78)	(3,423)
Net loss attributable to Non -controlling interest	-	-	-	-	-	(147)	(147)
Net income attributable to Pointer shareholders	-			-	3,945	-	3,945

Balance as of December 31, 2015	7,784,644	$5,770	$128,410	$(6,254)	$(71,822)	$(1,069)	$55,035

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

Accumulated other comprehensive income

	December 31,
	2015	2014

Accumulated foreign currency translation differences	$(6,254)	$(2,909)

Accumulated other comprehensive income	$(6,254)	$(2,909)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from operating activities:
Net income	$3,798	$12,740	$7,271
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,959	4,767	4,049
Impairment of tangible and intangible assets	917	1,122	-
Gain from obtaining control in a subsidiary previously accounted for by the equity method	-	-	(3,299)
Gain from a bargain purchase	-	(288)	-
Accrued interest and exchange rate changes of debenture and long-term loans	(888)	17	21
Accrued severance pay, net	17	56	(397)
Gain from sale of property and equipment, net	(143)	(95)	(195)
Equity in gains of affiliate	-	-	(340)
Stock-based compensation	309	375	374
Decrease in restricted cash	62	19	27
Increase in trade receivables, net	(236)	(1,141)	(1,270)
Decrease (increase) in other accounts receivable and prepaid expenses	(469)	(21)	148
Decrease (increase) in inventories	658	(462)	(685)
Decrease (increase) Deferred income taxes	1,080	(9,120)	1,272
Decrease (increase) in long-term accounts receivable	(91)	126	(4)
Increase (decrease) in trade payables	1,277	(654)	1,290
Increase (decrease) in other accounts payable and accrued expenses	(1,448)	(1,845)	1,449

Net cash provided by operating activities	8,802	5,596	9,711

Cash flows from investing activities:
Purchase of property and equipment	(3,616)	(4,458)	(4,663)
Proceeds from sale of property and equipment	1,266	1,529	1,216
Investment and loans/ Repayments in affiliate	-	-	137
Acquisition of subsidiary (a)	-	(688)	(3,973)
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	(41)	-

Net cash used in investing activities	(2,350)	(3,658)	(7,283)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from financing activities:

Receipt of long-term loans from banks	14,934	12,577	7,127
Repayment of long-term loans from banks	(19,503)	(8,986)	(10,137)
Repayment of long-term loans from shareholders	-	(301)	-
Repurchase of shares from non-controlling interests	-	(7,740)	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	15	10,074	7
Short-term bank credit, net	(915)	(1,640)	563

Net cash provided (used) in financing activities	(5,469)	3,984	(2,440)

Effect of exchange rate on cash and cash equivalents	(193)	(714)	(324)

Increase (decrease) in cash and cash equivalents	790	5,208	(336)
Cash and cash equivalents at the beginning of the year	8,557	3,349	3,685

Cash and cash equivalents at the end of the year	$9,347	$8,557	$3,349

(a)	Acquisition of subsidiary:
	Working capital (Cash and cash equivalent excluded)	$-	$221	$130
	Property and equipment	-	565	2,486
	Technology	-	-	-
	Other intangible assets	-	190	1,690
	Goodwill	-	(288)	4,894
	Long term loans from banks and others	-	-	(1,342)
	Investment in subsidiary previously accounted for by the equity method		-	(3,885)
		-
		$-	$688	$3,973

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2015	2014	2013

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$(18)	$-
	Property and equipment	-	(30)	-
	Long term loans from banks and others	-	5	-
	Non-controlling interests	-	(125)	-
	Loss from sale of subsidiaries	-	209	-

		$-	$41	$-

(d)	Non-cash investing activity:

	Purchase of property and equipment	$378	$45	$392
	Purchase of property and equipment at finance lease	$-	$-	$3
	Dividend payable for non-controlling interest in a consolidated subsidiary	$-	$-	$1,311
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$-	$11,368	$-

(e)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$640	$2,604	$1,189

	Income taxes	$27	$367	$114

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

Following the transaction Shagrir recorded expenses related to the transaction in the amount of $683 (out of which $200 was paid till December 31, 2014 and the balance was paid during 2015). As a result of the Reorganization, Shagrir conclude that certain ERP systems will not be used and that certain motor vehicles will be sold and therefore are classified as held for sale. As a result, the Company recorded an impairment charge in the amount of $594 related to the ERP system and the motor vehicles.

Following the merger of Shagrir into the company, the company recorded tax income in the amount of $8,831 due to decrease in valuation allowance related to carry forward losses of the company that are more likely than not to be offset against future income and other temporary differences. See also Note 21.

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

As a result of the agreement, Shagrir recorded in 2014 a loss in the amount of $209 that was recorded in "other expenses" in the statement of operation. The results of operation of the Romanian subsidiary in 2013 and 2014 were immaterial.

d.	The Company holds 93% of the share capital of Argentina SA's (formerly: Tracsat S.A.) ("Pointer Argentina"). Pointer Argentina is the operator of the Company's systems and products that provides fleet management and stolen vehicle recovery services in Buenos Aires, Argentina.

e.	The Company holds 100% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. ("Pointer Mexico"). After the company completed in 2015 the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that the company did not previously own, from Pointer Recuperacion de Mexico, S. de R.L. de C.V. (the "Pointer Mexico Sellers"), in consideration for the issuance of 81,081 of the company ordinary shares to the Pointer Mexico Sellers.

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

In 2015, following the annual goodwill impairment test in accordance with ASC 350 "Intangibles - Goodwill and Others", the Company impaired the goodwill attributed to Brazil at the amount of $ 758. These amounts were recorded in the 2015 Consolidated Statement of Operation under the captions "Impairment of intangible and tangible assets". The material assumptions used for the income approach for 2015 were 5 years of projected net cash flows, a discount rate of 25% and a long-term growth rate of 7.1%.

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

In July 2015, the company sold the 62.31% of Car2Go's issued share capital that it held to Shagrir Group, as well as convertible shareholder loans provided by the company to Car2Go in the total amount of NIS 11.35 million and Shagrir Group assumed the company's guarantees provided to secure Car2Go's obligations and undertakings, including its guarantee provided to secure Car2Go's credit line in the amount of approximately NIS 1.3 million and the company's guarantee provided to secure Car2Go's obligations and undertakings towards Pacific Vehicle and Transportation Ltd. in the amount of approximately NIS 11.37 million in consideration for the par value of Car2Go's sold share capital and the value of the shareholders loans transferred. The Consideration was registered as a convertible shareholders loan provided by the company to Shagrir Group in the amount of the total Consideration, convertible into Shagrir Group's shares at any time in accordance with the company's sole discretion, as long as the company holds the entire share capital of Shagrir Group.

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

k.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited.

l.	In December 2013, the Company recorded an expense of $403 thousands in other general and administrative expense related to the termination cost of the former CEO's employment with the Company's subsidiary.

m.	On September 12, 2013, a shareholders meeting of the Company approved a compensation Policy for the Company's directors and officers. The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.	Use of estimates:

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

Inventories are stated at the lower of cost or market value. Cost is determined using the "moving average" cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2015, 2014 and 2013, the Company and its subsidiaries wrote off approximately $113, $194 and $102, respectively. The write-offs are included in cost of revenues.

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

Regarding goodwill impairment in 2015 and 2014, see note 1f. and 1h. No impairment losses were identified in the year 2013.

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

Impairment losses have been identified as of December 31, 2014 in the amount of $292 regarding ERP and $302 regarding motor vehicle. (See also Note 1b).

No impairment losses were identified in 2013 and 2015.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company's and its subsidiaries' product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities' captions in the Balance Sheet) during 2015 and 2014 are as follows:

	Year ended December 31,
	2015	2014

Balance, beginning of the year	$615	$766
Warranties issued during the year	431	582
Settlements made during the year	(110)	(371)
Expirations	(392)	(304)
Foreign currency translation adjustment	-	(58)

Balance end of year	$544	$615

k.	Revenue recognition:

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 were $ 1,780, $ 1,302 and $ 1,365, respectively.

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company's uncertain tax position is "more likely than not" to be sustained upon examination. As of December 31, 2015, the Company did not have any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2015, the Company did not have any interest and penalties associated with tax positions.

o.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, "Earnings Per Share". Part of the Company's outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of pointer shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 0, 0 and 0 and for the years ended December 31, 2015, 2014 and 2013, respectively.

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

During the years ended December 31, 2015, 2014 and 2013, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $309, $375 and $374, respectively.

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

q.	Data related to options to purchase the Company shares:

1.	The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2015, 2014 and 2013 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2015	2014	2013

Risk free interest rate	1.29%-1.62%	1.49%-2.39%	0.56%-1.31%
Dividend yield	0%	0%	0%
Expected volatility	51.47%-49.78%	50.14%-57.89%	44.75%-49.48%
Expected term (in years)	4.00-5.50	3.92-5.5	2.63-4.5
Forfeiture rate	2%	2%	2%

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

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013 were $714, $438 and $1,150, respectively.

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

The Company's trade receivables include amounts billed to clients located mainly in Israel, Latin America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management's opinion, is doubtful. In 2015, 2014 and 2013, the Company recorded expenses in respect of such debts in the amount of $138, $452 and $412, respectively. As for major customers, see Note 19d.

Changes in the allowance for doubtful accounts during 2015 and 2014 are as follows:

	Year ended December 31,
	2015	2014

Balance at beginning of the year	$1,417	$1,270

First time consolidation of Subsidiary	-	69
Deductions during the year	(70)	(216)
Charged to expenses	138	452
Foreign currency translation adjustment	(138)	(158)

Balance at end of year	$1,347	$1,417

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

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition:

During 2014, such measurements of fair value related solely to an impairment loss of goodwill reducing its carrying amount from $528 to a fair value of $0 and impairment.

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

During 2015, such measurements of fair value related solely to an impairment loss of goodwill reducing its carrying amount in $758. The Company used an income approach for measuring the fair value of the goodwill. See Note 2g and 2i for significant assumptions. As the fair value was measured using significant unobservable assumptions, the goodwill was classified as level 3 in ASC 820 fair value hierarchy.

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

The Company recognizes investment in equity affiliates under ASC 323, "Investments – Equity Method and Joint Ventures". The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred and reduce the amount of future earnings of the equity investee recognized by the Company.

w.	Accounting Standards still not effective:

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior years have been retrospectively adjusted.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which will replace the existing guidance in ASC 840, “Leases.” The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The company in the process of evaluating this guidance to determine the impact it will have on its financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” (“ASU 2014-09”), which will supersede the revenue recognition requirements in Accounting Standards Codification 605, “Revenue Recognition.” ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606),” which defers the effective date of ASU 2014-09 by one year to fiscal years beginning after December 15, 2017 (our fiscal year 2019), including interim periods within that reporting period. the company in the process of evaluating the impact of ASU 2014-09 on our financial position and results of operations.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Government authorities	$351	$305
Employees	74	87
Prepaid expenses	1,440	1,160
Others (1)	175	301

	$2,040	$1,853

(1)	The balance as of December 31, 2015 and 2014 includes the amounts of $60 and $56, respectively, which are receivable from Nehoray.

NOTE 4:-	INVENTORIES

	December 31,
	2015	2014

Raw materials	$2,284	$2,696
Work in process	24	61
Finished goods	2,558	3,376

	$4,866	$6,133

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2015	2014
Cost:

Installed products	$5,743	$7,953
Computers and electronic equipment	7,683	8,474
Office furniture and equipment	1,469	1,413
Motor vehicles	6,893	6,873
Network installation	3,829	3,970
Buildings	496	498
Leasehold improvements	2,031	2,507

	28,144	31,688

Accumulated depreciation:

Installed products	4,173	5,424
Computers and electronic equipment	5,879	6,499
Office furniture and equipment	924	939
Motor vehicles	3,370	3,708
Network installation	3,773	3,848
Buildings	65	64
Leasehold improvements	848	1,131

	19,032	21,613

Depreciated cost	$9,112	$10,075

b.	Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $3,224, $3,773 and $3,083, respectively.

c.	Impairment losses for the years ended December 31, 2015, 2014 and 2013 were $0, $594 and $0, respectively.

NOTE 6:-	INVESTMENT IN AFFILIATE

a.	In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brazil S.A. ("Pointer Brazil"). As of December 31, 2012, the Company held 48.8% of the share capital in Pointer Brazil.

b.	In October 2013, the Company acquired the remaining 51.2% of the share capital in Pointer Brazil, and since then it is a wholly-owned subsidiary (see note 1f).

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2015	2014
Cost:
Patents	$639	$639
Developed technology	4,890	4,890
Customer related intangible	17,447	17,510
Others	677	751
Brand name	4,424	4,424

	28,077	28,214
Accumulated amortization:
Patents	639	639
Developed technology (see note 2h)	4,890	4,890
Customer related intangible	16,863	16,253
Others	632	436
Brand name	4,237	4,046

	27,261	26,264

Amortized cost	$816	$1,950

b.	Amortization expenses for the years ended December 31, 2015, 2014 and 2013 were $735, $994 and $967, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2016	$442
2017	190
2018	143
2019	41

$816

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014

Goodwill, beginning of the year	$48,941	$55,127
Impairment of Goodwill (see notes 1f and 2g)	(758)	(528)
Foreign currency translation adjustments	(1,430)	(5,658)

Goodwill, end of year	$46,753	$48,941

The carrying value of goodwill by reporting unit as of 31 December 2015 is as follows:

Reporting unit	2015

Cellocator	$2,534
RSA	15,365
SVR (*)	26,873
Pointer brazil	1,981

$46,753

The carrying value of goodwill by reporting unit as of 31 December 2014 is as follows:

Reporting unit	2014

Cellocator	$2,534
RSA	15,418
SVR (*)	26,962
CAR 2 GO	-
Pointer brazil	4,027

$48,941

(*) SVR in Israel

The material assumptions used for the income approach for 2015 were:

	Cellocator	RSA	SVR	Pointer brazil

Discount rate	16%	13%	14%	25%
Growth rate	3%	3%	2%	7.1%
Years of projected cash flows	5	5	5	5

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2015	2014	2015	2014
	%
Short-term bank credit and loans:
In Dollars	-	2.85 - 4	$-	$738
In other currencies	16-17	16-17	30	105

			30	843
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to Dollars	LIBOR + 2	LIBOR + 2	4,791	667
In NIS - variable interest	-	Prime + 0.9-1.4	-	4,333
In NIS	3.8 - 6.55	3.8 - 6.55	84	1,440
In other currencies	-	6	-	196

			4,875	6,635

			$4,905	$7,478

Unutilized credit lines			$8,042	$9,257

NOTE 10:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2014

Employees and payroll accruals	$5,185	$5,993
Government authorities	840	839
Provision for warranty	341	407
Accrued expenses	1,476	1,629
Related party	53	53
Others	33	51

	$7,928	$8,972

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2015	2014	2015	2014
	%

In, or linked to Dollars (see c below )	3.71	3.71	$13,146	$2,000
In NIS - variable interest	-	Prime+ 0.95 -1.4	-	11,158
In NIS	-	5.45-7.39	-	5,198
In other currencies	17	17	30	84

			13,176	18,440
Less - current maturities			4,791	6,394

			$8,385	$12,046

b.	As of December 31, 2015, the aggregate annual maturities of the long-term loans are as follows:

2016 (current maturities)	4,905
2017	4,197
2018	3,500
2019	867

13,469

c.	In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator") and the acquisition of Pointer Brazil (see note 1g) and utilize of credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.	The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG-TERM LOANS FROM BANKS (Cont.)

3.	The ratio of Pointer Telocation Ltd.’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of December 31, 2015 the Company is in compliance with the financial covenants of its bank loans.

d.	Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants. The financial covenants are:

1.	The ratio of the equity to total assets will not be less than 40%.

As of December 31, 2015, Shagrir is in compliance with the financial covenants of its credit facility.

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS

a.	Long-term loans from shareholders and others – composition:

	December 31,
	2015	2014

In NIS linked to CPI (see c1and c2 below)	$264	$306
In Dollars (see c4 below)	-	737
In other currencies (see c5 below)	-	196

	264	1,239
Less - current maturities	84	242

	$180	$997

b.	As of December 31, 2015, the aggregate annual maturities of the long-term loans from shareholders and others are as follow:

2016 (current maturities)	84
2017	84
2018	84
2019	12
Thereafter	-

$264

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG-TERM LOANS FROM SHAREHOLDERS AND OTHERS (Cont.)

c.	1.	During 2008-2009, Shagrir's subsidiary received loan from its other non-controlling shareholders. The loan bears an annual interest rate of 4% and is linked to the Israeli CPI. According to the purchase agreement the loans will be repaid only after Shagrir's subsidiary will repay in full the loan it received from Shagrir. As of December 31, 2015, the balance of the loan is $ 260.

2.	In July 2013, Shagrir's subsidiary received a loan from its supplier in the amount of NIS $ 216 for the purchase of 9 cars. As of December 31, 2014 the balance of the loan is $ 136. The loan bears an annual interest rate of prime +3.8%. The loan was repaid during 2014 and 2015.

3.	Pointer Mexico received a loan of $ 737 from its Mexican local partner in 2005 and 2004. This loan was capitalized in December 2015.

NOTE 13:-	OTHER LONG-TERM LIABILITIES

	December 31,
	2015	2014

Provision for warranty	$180	$208
Deferred revenues	78	90

	$258	$298

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

1.	As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

2.	Shagrir's subsidiary recorded a first priority floating charge on all of its assets in favor of the bank.

b.	Collateral:

1.	To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 3,414 in effect between January 2009 and December 2018.

2.	The Company obtained bank guarantees in the amount of $ 362 in favor of its lessor and customs.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	As of December 31, 2015 and 2014, the use of $ 0 and $ 62, respectively, has been restricted following B.C.R.A. (Central Bank of Argentina) regulations, until the company completes the registration with local authorities of certain capital contributions.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2015 is $ 2,444. No royalties were accrued or paid during 2015, 2014 and 2013.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2017. Minimum annual rental payments under non-cancelable operating leases are as follows:

2016	2,994
2017	2,183
2018	1,555
2019	3,654

10,386

Rent expenses for the years ended December 31, 2015, 2014 and 2013, were $ 3,678, $3,528 and $3,325, respectively.

e.	Litigation:

1.	As of December 31, 2015, several claims were filed against the Company and its subsidiary Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $378. The substance of the claims is the malfunction of the Company's products, which occurred during the ordinary course of business. The Company's management, based on the opinion of its legal counsel, in of the opinion that no material costs will arise in respect to these claims.

2.	In August 2014, Pointer Brazil received a notification of lack of payments of $ 398 of VAT tax (Brazilian ICMS tax) plus $1,669 of interest and penalty totaling $ 2,067 of infraction. Company is defending this litigation at court and made a provision of $82 (43% of total litigation amount after reductions expected at court). The total timeframe of litigation is up to 14 years.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	In August 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately US$9.9 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as "Telecommunication Services", and therefore subject to the State Value Added Tax. The Company based on the opinion of its legal counsel, in of the opinion that no material costs will arise in respect to these claims and did not make any provision once this issue has two precedents that won the same type of litigation.

f.	Commitments:

1.	The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 18), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on August 1, 2011.

2.	Under the credit facility from the Bank, Shagrir and the Company are required to meet financial covenants (see Note 11c and 11d).

NOTE 15:-	EQUITY

a.	Ordinary shares:

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

c.	Options:

1.	In November 2003 the Company adopted an Employee Share Option Plan (2003) (the "2003 Plan"). The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013.

2.	On November 30, 2011, the Board of Directors approved an amendment to the 2003 Plan whereby in the event a cash dividend is paid out to the Company's shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

3.	In December 2013 the Company adopted an Employee Share Option Plan (2013) (the "2013 Plan"). The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options vest over a period of four years are valid for a period of seven years from the date of grant.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

4.	A summary of employee option activity under the Company's Stock Option Plans and RSU's as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2015	348,034	3.05
Granted	77,000	8.35
Exercised	(4,000)	3.05
Forfeited	(4,250)	5.05
Outstanding at December 31, 2015	416,784	$4.02	3.6	$1,086

Exercisable at December 31, 2015	291,934	$3.28	2.78	$812

Vested and expected to vest at December 31, 2015	414,287	$4.04	3.62	$1,065

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015 and 2014 was $ 8.35 and $ 0.75, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount changes based on the fair market value of the Company's stock.

As of December 31, 2015, there was approximately $ 256 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.54 years. Total grant-date fair value of options that vested during the year ended December 31, 2015 was approximately $ 375.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	EQUITY (Cont.)

5.	The following table summarizes information relating to employees' stock options and RSU's outstanding as of December 31, 2015, according to exercise prices:

	Options outstanding			Options exercisable
exercise price	Number outstanding at December 31, 2015	Weighted average remaining contractual life	exercise price	Number exercisable at December 31, 2015	Weighted average exercise price
		Years
$3.38	294,984	2.67	$3.38	280,484	$3.38
$0.75	44,800	5.27	$0.75	11,450	$0.75
$8.35	77,000	6.16	$8.35	-	-

	416,784		$4.02	291,934	$3.28

6.	In January 2011, the Board of Directors appointed the Company's new Chief Executive Officer (CEO) effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year's salary which will be calculated in accordance with certain fixed criteria relating to the company's growth and profitability in the year preceding payment of the bonus.

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

8.	On July 8, 2013, the Board of Directors resolved to issue to the Company's employees, options exercisable to 41,000 of the company's ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 3.38 per share.

10.	In 2014, the Board of directors resolved to issue to the Company's employees and directors Restricted Stock Units exercisable to 46,300 of the Company's ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, commencing as of March 27, 2014, at an exercise price of 3 NIS per share.

11.	On February 26, 2015, the Board of Directors resolved to issue to certain of the Company's employees options exercisable for 77,000 of the Company's ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $8.35 per share.

As of December 31, 2014, 253,412 options are available for future grant under the 2013 Plan.

d.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company's policy is not to declare dividends out of tax exempt earnings.

On December 2013, Shagrir declared dividend in an amount of approximately $ 2,881, out of which $ 1,311 is payable to non-controlling interests.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2015	2014	2013
Numerator:

Numerator for basic net earnings per share - Net income	$3,945	$13,453	$6,320
Effect of diluting securities	-	-	-

Numerator for diluted net earnings per share - Net income	$3,945	$13,453	$6,320

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,725	7,446	5,558

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	7,938	7,727	5,697

Basic net earnings per share	$0.51	$1.81	$1.14

Diluted net earnings per share	$0.50	$1.74	$1.10

NOTE 17:-	INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2013 - 25%, 2014 - 26.5% and 2015 - 26.5%.

2.	Measurement of taxable income:

On February 26, 2008, the Israeli Parliament enacted the Income Tax Law (Inflationary Adjustments) (Amendment 20) (Restriction of Effective Period), 2008 (Inflationary Adjustments Amendment). In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year, and as of the 2008 tax year, the provisions of the Law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

Inflationary Adjustments Amendment, commencing with the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli Consumer Price Index.

In accordance with ASC 740, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

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

Income not eligible for Approved Enterprise benefits or Benefited Enterprise benefits is taxed at a regular rate, which was 26.5% in 2015, 26.5% in 2014 and 25% in 2013.

Income from sources other than the "Approved Enterprise" and/or "Privileged Enterprise" is subject to tax at regular Israeli corporate tax rate of 26.5%.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate
Mexico	30%
Brazil	34%
Argentina	35%
United States (*)	35%

(*)	Federal.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

d.	Income (loss) before taxes on income:

	Year ended December 31,
	2015	2014	2013

Domestic	$1,530	$5,867	$10,116
Foreign	(126)	(1,976)	(1,848)

	$1,404	$3,891	$8,268

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

e.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

1.	Provided in respect of the following:

	December 31,
	2015	2014

Reserves and accruals	$536	$551
Carryforward tax losses	26,212	25,953
Other temporary differences	709	1,029

Total deferred tax assets before valuation allowance	$27,457	$27,533

Valuation allowance (3)	(17,760)	(17,052)

Net deferred tax assets	$9,697	$10,481

Goodwill and other intangible assets	(6,478)	(6,026)
Other temporary differences	(75)	(105)

Total deferred tax liabilities	$(6,553)	$(6,131)

Total deferred tax Assets	$3,144	$4,350

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	December 31,
	2015	2014

Short – term Assets	$1,137	$901
Long-term Assets	2,007	3,449

	$3,144	$4,350

3.	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences for amounts that are more likely than not be realized in the foreseeable future.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

4.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2015	2014	2013
Income before taxes, as reported in the consolidated statements of operations	$5,202	$3,891	$8,268

Statutory tax rate	26.5%	26.5%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,378	$1,031	$2,067
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	21	68	307
Change in valuation allowance in respect of deferred taxes	-	(10,176)	-
Operating carryforward losses for which a valuation allowance was provided	69	926	454
Realization of carryforward tax losses for which a valuation allowance was provided	(191)	(757)	(799)
Gain on obtaining control over a subsidiary previously treated by the equity method	-	-	(825)
Profit from a bargain purchase	-	(76)	-
Nondeductible expenses and other permanent differences	127	135	133

	$1,404	$(8,849)	$1,337

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	INCOME TAXES (Cont.)

f.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $ 50,629 (including a capital loss in the amount of approximately $ 30,838) as of December 31, 2015. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $ 131 as of December 31, 2015. The carryforward tax losses will expire from 2016 to 2020.

Carryforward tax losses of Shagrir totaled approximately $ 4,471 as of December 31, 2015. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Mexico totaled approximately $ 3,034 as of December 31, 2015. The carryforward tax losses will expire from 2016 to 2024.

Carryforward tax losses of Pointer Brazil totaled approximately $ 2,314 as of December 31, 2015. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer South Africa totaled approximately $ 5,557 as of December 31, 2015. The carryforward tax losses have no expiration date.

g.	Final tax assessments:

Tax assessments for the Company and Shagrir are considered final as of the 2011 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2008 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2010 tax year.

h.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2015	2014	2013

Current	$348	$200	$65
Deferred	1,056	(9,049)	1,272

	$1,404	$(8,849)	$1,337

Domestic	$1,530	$(8,390)	$1,320
Foreign	(126)	(459)	17

	$1,404	$(8,849)	$1,337

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2015	2014
Other accounts payable and accrued expenses:

DBSI (see Note 14f(1))	$53	$53

b.	Transactions with related parties:

	Year ended December 31,
	2015	2014	2013

Sales to affiliate (see Note 1f)	$-	$-	$596
Management fees to DBSI (see Note 14f(1))	$180	$180	$180
Sales to related parties	$52	$45	$41
Purchase from related parties	$145	$830	$2,219

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

The company has three reportable segments: the Cellocator segment, the MRM segment and the RSA (road side assistant) segment.

Commencing 2015, following the sale of Car2go to Shagrir, as described in note 1h, Car2go is included in the RSA segment rather than in the MRM segment.

Segments reporting was retroactively adjusted to reflect those adjustments.

The Company applies ASC 280, "Segment Reporting Disclosures". The Company evaluates performance and allocates resources based on operating profit or loss.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents segment results of operations for the year ended December 31, 2015:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$19,489	$47,938	$40,498	$(7,001)	$100,924

Segments operating profit	$1,000	$3,848	$920	$297	$6,065

Segments tangible and intangible assets	$8,469	$24,836	$21,855	$1,803	$56,963

Depreciation, amortization and impairment expenses	$338	$3,067	$1,468	$-	$4,873

Expenditure for assets	$149	$1,647	$1,820	$-	$3,616

The following presents segment results of operations for the year ended December 31, 2014:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$24,063	$50,202	$39,085	$(8,060)	$105,290

Segments operating profit (loss)	$3,849	$3,276	$(498)	$(80)	$6,547

Segments tangible and intangible assets	$8,679	$26,385	$22,530	$4,406	$62,000

Depreciation, amortization and impairment expenses	$349	$2,004	$2,414	$-	$4,767

Expenditure for assets	$165	$2,553	$1,739	$-	$4,457

The following presents segment results of operations for the year ended December 31, 2013:

	Cellocator segment	MRM segment	RSA segment	Elimination	Total

Segments revenues	$24,268	$46,309	$35,681	$(8,401)	$97,857

Segments operating profit	$3,065	$4,385	$505	$(1,909)	$6,046

Segments tangible and intangible assets	$9,494	$30,075	$27,069	$5,400	$72,038

Depreciation, amortization and impairment expenses	$291	$1,580	$2,178	$-	$4,049

Expenditure for assets	$135	$1,260	$3,268	$-	$4,663

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2015	2014	2013
1.	Revenues *):

	Israel	$66,844	$70,267	$68,735
	Latin America	7,601	7,471	8,904
	Brazil	7,173	10,669	2,666
	Argentina	4,617	3,990	4,852
	Europe	5,271	5,891	8,928
	Other	9,418	7,002	3,772

		$100,924	$105,290	$97,857

*) Revenues are attributed to geographic areas based on the location of the end customers.

		December 31,
		2015	2014	2013
2.	Long-lived assets:

	Israel	$6,684	$6,692	$9,793
	Argentina	659	952	1,143
	Mexico	335	465	449
	Brazil	1,275	2,481	2,582
	South Africa	436	513	-
	Other	5	6	8

		$9,394	$11,109	$13,975

d.	In 2015, 2014 and 2013, none of our customer accounted above 10% of the Company's revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 20:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2015	2014	2013
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$388	$73	$42
	Interest on long-term loans to affiliate	267	68	21
	Foreign currency transaction adjustments	64	220	922
	Other	9	24	-

		728	385	985
	Expenses:
	Bank charges and interest expenses	481	1,474	1,335
	Foreign currency transaction adjustments	166	1,168	652
	Interest on long-term loans to shareholders and others	917	156	39
	Other	33	11	36

		1,597	2,809	2,062

		$869	$2,424	$1,077
b.	Other expenses (income), net:

	Capital loss (gain)	$(6)	$(9)	$-
	Profit raise from gaining control in subsidiary previously account for by the equity method	-	-	(3,299)
	Loss from sale of subsidiaries	-	241	-

		$(6)	$232	$(3,299)

NOTE 21:-	SUBSEQUENT EVENTS

1.	On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015 are calculated according to the tax rates that were in effect as of the reporting date and do not take into account the potential effects of the reduction in the tax rate. Said effects will be included in the financial statements that will be issued starting from the date on which the new tax rate is substantially enacted, namely in the first quarter of 2016.

The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

2.	On March 29, 2016 the board of directors approved to distribute the shares of Shagrir Group to the Company's shareholders as a pro rata dividend in kind and to register the Shagrir Group shares for trading on the TASE in May 2016, subject receiving the approval from the TASE to registration.

  - - - - - - - - - - - - - - - - - -

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 21:-	SUBSEQUENT EVENTS (Cont.)

3.	On March 29, 2016 the board of directors approved to repay the Capital Note issued by Shagrir Group to the Company on December 2015, in the amount of NIS 8,000. In addition, the board of directors approved to convert NIS 4,100 to Shagrir Group equity and NIS 3,100 Shagrir group will issue as Capital Note for 5 years without any interest. The balance in the amount of NIS 800 will be determined as Capital Note or equity prior to Shagrir Group registration in TASE in May 2016.

- 56 -