Form 20-F
period 2016-12-31
Pointer Telocation Ltd
filed 2017-04-27
CIK 920532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Yaniv Dorani, CFO

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

7,936,419 Ordinary Shares, NIS 3.00 nominal value per share

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

☐ Yes  ☐ No ☒ N/A

------------

1

2

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our” and the “Company” mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term “Pointer” means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. Following the Shagrir Spin-off (as detailed in Item 4), we discontinuted the operations of our Roadside Assistance (“RSA”) services, formerly presented in our financial information as the third segment, and we now conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management (“MRM”) products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through our MRM segment, we act as an operator by bundling our products together with a range of services, including mainly stolen vehicle retrieval (“SVR”), fleet management, and car sharing. For further information, please see Item 4 —Information on the Company.

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

We derived the following selected consolidated financial data for each of the years ended December 31, 2016, 2015, and 2014 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2013 and 2012 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31, 2016

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share. All amounts are adjusted to reflect the Shagrir Spin-off)

	2016	2015	2014	2013	2012
Statement of Income Data:
Revenues:
Products	22,784	22,266	27,747	30,085	25,772
Services	41,569	38,301	38,458	29,216	23,987
Total Revenues	64,353	60,567	66,205	59,301	49,759
Cost of revenues:
Products	13,904	13,435	16,267	18,248	15,382
Services	18,672	17,879	18,850	13,944	11,133
Amortization of intangible assets	-	-	-	-	181
Total Cost of Revenues	32,576	31,314	35,117	32,192	26,696
Gross profit	31,777	29,253	31,088	27,109	23,063
Operating Expenses:
Research and development, net	3,669	3,409	3,390	3,244	2,716
Selling, general and administrative and other expenses	20,778	19,048	18,969	16,997	13,553
Amortization of intangible assets	473	538	994	967	1,987
One-time acquisition related costs	609	-	-	-	-
Impairment of intangible and tangible assets	-	917	158	-	-
Total operating income	6,248	5,341	7,577	5,901	4,807
Financial expenses, net	1,046	729	2,163	889	1,403
Other (income) expenses	9	10	203	(3,299)	3
Income before tax on income	5,193	4,602	5,211	8,311	3,401
Taxes on income	1,845	1,131	(8,849)	1,337	861
Income after taxes on income	3,348	3,471	14,060	6,974	2,540
Equity in gains of affiliate	-	-	-	340	38
Net income from continuing operations	3,348	3,471	14,060	7,314	2,578
Income (loss) from discontinuing operations, net	154	327	(1,320)	(43)	(941)
Net income	3,502	3,798	12,740	7,271	1,637
Net income (loss) attributable to non-controlling interest	58	(147)	(713)	951	434
Net income attributable to Pointer Telocation Ltd. Shareholders	3,444	3,945	13,453	6,320	1,203
Basic net earnings from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	0.43	0.45	1.92	1.19	0.46
Diluted net earnings from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	0.43	0.44	1.85	1.17	0.46
Basic weighted average number of shares outstanding (in thousands)	7,821	7,725	7,447	5,558	5,166
Diluted weighted average number of shares outstanding (in thousands)	7,938	7,938	7,727	5,697	5,166

Balance Sheet Data:
Total assets	76,881	103,438	111,004	113,227	95,376
Net assets of continuing operations	42,689	37,166	38,363	23,041	15,799
Working capital (deficit)	5,448	4,203	3,242	(12,644)	(10,523)
Shareholders’ equity	42,689	55,035	53,796	42,639	35,346
Pointer Telocation Ltd. shareholders	42,527	56,104	56,647	37,110	29,748
Non-controlling interest	162	(1,069)	(2,851)	5,529	5,598
Share capital	5,837	5,770	5,705	3,878	3,871
Additional paid-in capital	128,438	128,410	129,618	120,996	120,290

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below (all amounts are adjusted to reflect the Shagrir Spin-off):

Year Ended December 31, 2016

	2016	2015	2014
Revenues
Products	35	37	42
Services	65	63	58
Total Revenues	100	100	100
Cost of Revenues:
Products	21.6	22.2	24.6
Services	29.0	29.5	28.5
Total Cost of Revenues	50.6	51.7	53.1

Gross profit	49.4	48.3	46.9
Operating Expenses:
Research and development costs, net	5.7	5.6	5.1
Selling, general and administrative and other expenses	33.2	31.4	28.6
Total operating Expenses	38.9	37.0	33.7

Amortization of intangible assets and Impairment of long lived assets	0.1	2.4	1.7
Operating income	9.7	3.9	11.4
Financial expenses	1.6	1.2	3.5
Other expenses	-	-	-
Income before tax on income	8.1	7.6	7.9
Taxes expenses (income)	2.9	1.9	(13.3)
Net income from continuing operations	5.2	5.7	21.2
Net income (loss) from discontinued operation	0.1	0.6	(2.0)
Net income	5.3	6.3	19.2
Net loss attributable to non-controlling interest	-	(0.2)	(1.1)
Net income attributable to Pointer Telocation Ltd. Shareholders	5.3	6.5	20.3

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services world-wide, and to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and South Africa by bundling our products together with a range of services (which varies in each country), including SVR services and fleet management. Prior to the Shagrir Spin-off we also provided, through the RSA segment, roadside assistance to insurance companies, car fleet and individual customers and car sharing services. Following the Shargrir Spin-off, we no longer provide any RSA segment such services.

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

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, adverse business conditions and liquidity concerns and business insolvencies. These events and the related uncertainty about future economic conditions, including adverse conditions in Europe and Brazil, significant markets for Cellocator, following the debt crisis there in 2011 and the continuing weakening of the Euro against the USD, as well as continuing political instability in Brazil could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition. If the current uncertainty in the general economy, the European and Brazilian economies in particular, and the automotive industries sector does not change or continue to improve, our business, financial condition and results of operations could be harmed.

South African regulation of the private security industry may adversely affect our business. The Private Security Industry Regulation Amendment Bill (the “Bill”) was approved by the National Assembly and the National Council of Provinces, and is awaiting, since March 2014, the final signature of the President in order to go into effect. The proposed Bill includes an amendment to existing law by requiring that in order to be registered as a security service provider, a security business must have at least fifty-one percent (51%) of the ownership and control of the company exercised by South African citizens. The Bill has yet to be signed by the President and is currently contested by both South African and international stakeholders. If the Bill becomes effective in its current form, in order to meet the new registration requirements when applying for renewal of the registration of our South African operations, we would be forced to sell 51% of our holdings in our wholly owned South African subsidiary, which would adversely affect our South African operations.

Changes in practices of insurance companies in the markets in which we provide, and sell, our SVR services and products could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our products. In Israel, which is our main SVR market, most of the insurance companies either mandate the use of SVR services and products for certain cars, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. Therefore, we rely on insurance companies’ continued practice of accepting vehicle location and recovery technology as a preferred security product.

If any of these policies or practices change, for regulatory or commercial reasons, or if market prices for these services fall, revenues from sales of our SVR services and products, primarily in Israel, could decline, which could adversely affect our revenues and growth potential.

A decline in sales of consumer or commercial vehicles in the markets in which we operate could result in reduced demand for our products and services.

Our MRM products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, a reduction in sales of new vehicles could reduce our market for mobile resource management services and products. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices, or an increased difficulty in obtaining credit or financing in the applicable local or global economy. A decline in sales of new vehicles in the markets in which our MRM and Cellocator segments operate could result in reduced demand for our services and products.

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

The integration of a newly acquired company may not provide the benefits anticipated at the time of acquisition.

In line with our strategy to expand our operations and services in markets in which we currently operate as well as into new and emerging markets, leveraging our existing know-how and infrastructure, in October 2016 we fully acquired Cielo Telecom Ltda., a Brazilian company (“Cielo”), and we may make future acquisitions. The consideration paid for the acquisition of this company is based upon its current cash flow, as well as the expected incremental cash flows that will be generated from increased revenues and lower costs that being part of Pointer will generate. Failure to realize these expected benefits and synergies, or expected benefits and synergies of future acquisitions if we decide to acquire additional companies, businesses and/or assets, could result in an impairment of the carrying value of such acquired companies, businesses and/or assets.

The introduction of services and products using new technology and the emergence of new industry standards and practices could negatively impact our business.

The wireless communications industry as a whole and specifically GPRS/UMTS is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including LTE, personal communications services, specialized or customized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

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

Our operations, including the provision of our MRM services segment and our Cellocator segment, rely on the use of information technology and any material security failure of that technology or cyber-attack could harm our business. We utilize for our operations, cloud computing services, our own physical servers and certain applications. During 2016, we completed the transition from local hosting facilities serving our and our subsidiaries’ MRM core operations in and outside of Israel to centralized cloud computing services over which we do not exert direct control. Using remote computing resources carries a risk that unauthorized individuals could degrade or abscond with sensitive data or otherwise gain access to sensitive data. There are risks associated with the remote storage of data in installations that could be damaged, destroyed, seized, bankrupt, or otherwise no longer accessible. There are also concerns that Internet outages could result in data not being available when needed.

We have implemented cyber security measures and controls, which involve the prevention, detection and recovery of data in the event of cyber security breaches. We perform regular effectiveness of control reviews of some of our systems as well as an annual external review of the degrees of effectiveness of the network security in our various departments. However, the internal controls we use over cyber security may not be sufficient to prevent significant deficiencies or material weaknesses in the future, and we may also identify other conditions that could result in significant deficiencies or material weaknesses. In the event of a cyber-attack, we could experience the corruption or loss of data, misappropriation of assets or sensitive information, including customer information, or operational disruption. This could result in substantial loss of revenues, response costs and other financial loss, and may subject us to litigation and cause damage to our reputation, for which we may not be covered under our current insurance policies.

The use of our products is subject to international regulations.

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by our Cellocator and MRM segments or by other operators, including the State of Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators and our MRM and Cellocator segments have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third party operators of our systems and products will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

Our future operations depend on our ability to obtain additional financing.

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects, loans and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and a financing through the issuance of shares may result in the dilution of the interests of our current shareholders. For financing risks related to the Shagrir Spin-off see “Item 3.D. – Risk Factors – Risks Related to the Shagrir Spin-Off.”

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

Pointer and Pointer Brazil have significant loans from banks which they are required to repay in accordance with strict schedules that it may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2016, Pointer had, in the aggregate, approximately $14.3 million in outstanding loans from Bank Hapoalim B.M. (“Bank Hapoalim”) and Bank Leumi le-Israel B.M. (“Bank Leumi”) and approximately $0.7 million in outstanding loans from Banco Itau S.A. in Brazil (“Itau Bank”). Approximately $8.3 million of the above mentioned loans were provided in connection with the transaction in which the Company acquired the remaining interests in Shagrir Systems Ltd. (“Shagrir Systems”) in January 2014, and approximately $6M were provided in connection with the transaction in which the Company acquired Cielo. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim and/or Bank Leumi refuse to amend the relevant repayment schedule, Bank Hapoalim and/or Bank Leumi may realize certain liens that were created in its favor, which in turn may have a material adverse effect on Pointer’s financial condition. For additional information regarding Pointer’s bank loans and credit facilities see “Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer. Please see Note 10c to our consolidated financial statements for further information. In connection with the merger with Shagrir Systems, Bank Hapoalim and Bank Leumi signed a pari passu agreement with regards to Pointer’s liabilities to the banks according to which Bank Leumi received lien and covenants similar to those of Bank Hapoalim. The covenants for our loans were amended in connection with the acquisition of Cielo. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2016, Pointer was in compliance with the restrictive financial covenants.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $40.2 million at December 31, 2016.

No impairment losses from continuing operations were identified in 2013 and 2012. In 2014, as a result of an annual impairment test, the Company fully impaired the Car2go Ltd., or Car2go, goodwill by $0.5 million. During 2015, the Company recorded an impairment of goodwill and intangible assets related to the acquisition of our Brazilian subsidiary in the amount of $0.9 million. During 2016, no impairment losses from continuing operations were identified.

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

Our financial statements may not reflect certain payments we may be required to make to employees.

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

If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. Finally, we must maintain the effectiveness of our internal controls following the integration of our recent acquisitions, such as Cielo and Pointer South Africa (see Item 4.A. - History and Development of the Company- Recent Developments), and to ensure our compliance with Sarbanes-Oxley and the related rules. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

Under the current laws in jurisdictions in which we operate we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with many of our employees. However, due to the difficulty in enforcing non-competition agreements globally, not all of our employees in Israel or in other jurisdictions have such agreements. These agreements generally prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements.  Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.  If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

DBSI currently beneficially owns approximately 28.62% of our issued and outstanding shares, or 27.54%, on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders. Our board of directors currently consists of seven members, of which three are affiliated with DBSI. As a result, DBSI has the ability to strongly influence the decisions made by our full board of directors.

Gandyr Investments Ltd, or Gandyr, currently beneficially owns approximately 9.96% of our issued and outstanding shares, or 9.37% on a fully diluted basis, and is affiliated with one member of our board of directors. As a result, Gandyr may also have the ability to influence the decisions made by our board of directors.

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

We rely on third party operators to provide our services in certain countries.

As part of the provision of our MRM services in the jurisdictions in which we operate, we rely on subcontractors and police forces to provide our SVR services. This requires us to maintain solid relationships with these third party operators and governmental entities to ensure that they continue to work with us and provide effective service to our customers. Since we do not own these third party operators, we have little or no control over their effectiveness or methods of operation. Should we fail to maintain relationships with these third party operators, or should these operators fail to successfully market and service our products, including a failure to recover the stolen vehicles effectively and in a timely manner, it could negatively impact customers’ perception of the usefulness of our services and our business would be adversely affected.

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

Sales of the products of our Cellocator segment depend on the growth of operators’ and distributors’ business and their increased demand for such products, and on the ability of our distributors to market these products.

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

Our agreements and understandings with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours terminates its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we are dependent on some components with a limited source of supply, we believe that most of the components of our systems may be readily acquired from numerous suppliers. However, we cannot give assurance that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period, or that supply sources will not be interrupted from time to time. Furthermore, our subcontractors or vendors may fail to obtain supply components and fail to deliver our products. Such interruption or delay of our suppliers to deliver components or interruption or delay of our vendors or subcontractors to deliver our products could affect our business, financial condition or results of operations. In addition, relying on third-party suppliers requires us to maintain solid relationships to ensure that they continue to work with us. Since we do not own these third party suppliers, we have little or no control over their methods of operation. Should we fail to maintain relationships with these third party suppliers, our business would be adversely affected.

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

Systems based on our products are currently installed worldwide and the majority of our products are sold outside of Israel. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we have experienced, and may again experience, the following difficulties:

•	longer sales cycles, especially upon entry into a new geographic or vertical market (especially non-traditional markets like motor vehicles) or engaging with new customers;
•	difficulties in establishing operations in new jurisdictions;
•	foreign exchange controls and licenses;
•	trade restrictions;
•	changes in tariffs;
•	currency fluctuations;
•	economic or political instability;
•	international tax aspects;
•	regulation requirements; and
•	greater difficulty in safeguarding intellectual property.

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

Our stolen vehicle retrieval and mobile resource management products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, should vehicle manufacturers, importers, dealers or agents elect, or be required by governmental regulations or otherwise, to develop and embed alternative tracking and communication devices (such as E-call service devices which are also designed to automatically call for receipt of various services, such as assistance in the event of emergencies) in their vehicles, there may be a decrease in demand for our products.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, or the Israeli Companies Law. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In addition, the Shagrir Spin-off may have an impact on our future profits and our equity, following which we may not have sufficient earnings for distribution of cash dividends. For further discussion of the risks related to the Shagrir Spin-off, please see Item 3 – Risk Factors – Risks Related to the Shagrir Spin-Off.

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

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Capital Market and, as of April 6, 2016, on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets takes place in different currencies (US dollars on the NASDAQ Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

Our ordinary shares are traded on the NASDAQ Capital Market and as of April 6, 2016, on the TASE.  Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, our shareholders’ ability to sell our ordinary shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2017 to March 31, 2017 was 17,615 shares on the NASDAQ Capital Market and the high and low bid price of our ordinary shares from January 1, 2017 to March 31, 2017 has been $9.75 and $6.95 respectively on the NASDAQ Capital Market. The average daily trading volume of our ordinary shares from January 1, 2017 to March 31, 2017 was 15,820 shares on the TASE and the high and low bid price of our ordinary shares from January 1, 2017 to March 31, 2017 has been NIS 35.25 and NIS 27.45 respectively on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

Corporate governance controversies and new legislation in the United States and Israel could increase the cost of our operations.

As a result of corporate governance controversies in the United States and Israel, and the legislative and litigation environment resulting from those controversies, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the costs of compliance with this legislation and our insurance premiums.

Compliance with the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au] and Wolframite (derivative of tungsten [W]). In August 2012 the SEC adopted annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements required due diligence efforts in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our suppliers will be able to comply with the requirements due to the size and complexity of our supply chain, it will take time for all of our suppliers to verify the origin of any conflict minerals. By using our supply chain due diligence processes and continuing our outreach efforts, we intend to continue developing transparency into our supply chain. The regulations may also reduce the number of suppliers who provide conflict-free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risks Related to the Shagrir Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from the Shagrir Spin-off.

We believe that our business has benefited and will continue to benefit from, among other things, more focused management and an enhanced ability to pursue our business strategy, which we expect as a result of the Shagrir Spin-off.  However, we may not realize these assumed benefits of the spin-off. If we do not realize the assumed benefits of the spin-off then we could suffer a material adverse effect on our financial condition.

Potential indemnification liabilities of Pointer to Shagrir Group could materially adversely affect us.

Future agreements between Pointer and Shagrir Group Vehicle Services Ltd. (“Shagrir Group”) may provide for indemnification obligations designed to make Pointer financially responsible for liabilities that may exist relating to or arising out of its business activities, whether incurred prior to or after the consummation of the Shagrir Spin-off.  If Pointer is required to indemnify Shagrir Group for any reason, Pointer may be subject to substantial liabilities.

In connection with the Shagrir Spin-off, Shagrir Group will indemnify us for certain liabilities.  However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities or that Shagrir Group’s ability to satisfy its indemnification obligation will not be impaired in the future.

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

Pointer spun off approximately 16% of our net asset value via its distribution of Shagrir Group to its shareholders.  Our historical financial statements are not necessarily representative of the results we would have achieved as a stand-alone publicly-traded company and therefore may not be indicative of our future performance.

Pointer spun off approximately 16% of our net asset value via its distribution of Shagrir Group to its shareholders.  We emerged from the Shagrir Spin-off with a significantly different company profile.  Our historical financial statements included in this Form 20-F for the periods prior to the Shagrir Spin-off are not necessarily representative of the results we would have achieved as a stand-along publicly traded company with a smaller market footprint.  Accordingly, this data may not be indicative of our future performance, or necessarily reflect what our financial position and results of operations or cash flows would have been, had we operated as a separate, stand-alone publicly-traded entity during all of the periods presented.

The Shagrir Spin-off may have an adverse effect on our ability to raise funds compared to our ability prior thereto.

Pointer spun off approximately 16% of our net asset value via its distribution of Shagrir Group to its shareholders, which as a result increased any size advantages our competitors may enjoy. Our competitors may have a lower cost of funds and may have access to funding sources that are not available to us.  As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and there can be no assurance that we will be able to identify and make investments that satisfy our objectives.  A significant increase in the number and/or size of our competitors in our target markets could force us to accept less attractive investment terms.

Risk Factors Relating to Our International Subsidiaries’ Operations

If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.

The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the Codes of Good Practice and Sector Codes published pursuant thereto, collectively “BBBEE”, has established a legislative framework for the promotion of broad-based black economic empowerment, as well as Transformation Charters. Achievement of BBBEE objectives is measured by a scorecard which establishes weightings for the various components of BBBEE by allocating points to the various components. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes was promulgated in October 2013 and are now operational as from May 1, 2015. A further BBBEE Code came into effect on 7 November 2016, which is specific to our sector of business (the ICT sector) and to us. We anticipate that these new BBBEE Codes may negatively affect our BBBEE rating, which we believe may also be the case for our local competitors. There are currently many interpretation issues regarding the new BBBEE Codes, which may be clarified in the Technical Guidance Notes which are yet to be issued.

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

Our subsidiary, Pointer Argentina S.A., operates in Argentina, where government has historically exercised significant influence over the country’s economy. In recent years, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and led to a significant devaluation of the Peso relative to the U.S. Dollar, which further devaluated during 2016 and devaluated at a rate of 18% at the end of 2016 compared to the end of 2015. In addition, future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the General Workers’ Union in Argentina and the country’s high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina’s business.

Economic uncertainty and volatility in Brazil may adversely affect our business.

Our subsidiaries, Pointer do Brasil Comercial Ltda. or Pointer Brazil, and the recently acquired Cielo, operate in Brazil, which has periodically experienced extremely high rates of inflation.  Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy.  The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 6.2% in 2012, 5.6% in 2013, 6.2% in 2014, 10.67% in 2015 and 6.58% in 2016 and Brazil may experience high levels of inflation in the future.  There can be no assurance of lower levels of inflation going forward. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation.  There can be no assurance that inflation will not affect our business in Brazil in the future.  In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy and on our future operations and financial results or our operations in Brazil.

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

In the past, members of the federal government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested in recent years, and reached its peak in 2016, when allegations against Brazilian president led to her impeachment by the Brazilian Senate. In addition, over the past years, several members of the Brazilian executive and legislative branches of government were investigated as a result of allegations of unethical and illegal conduct. Such investigations and allegations, including the impeachment of the Brazilian president in 2016, have had an adverse impact on the image and reputation of the investigated bodies, in addition to adversely impacting the Brazilian economy and the general market perception of it, and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations, their effect on the Brazilian economy and, by extension, the result on our business in Brazil.

Economic uncertainty and volatility in Mexico may adversely affect our business.

Our subsidiary, Pointer Mexico, operates in Mexico, which has gradually experienced, since 2013, substantial decrease in the value of the Mexican Peso against the U.S. dollar, together with growing inflation rates. Uncertainty about future US policies with respect to Mexico caused further devaluation of the Mexico Peso against the U.S. dollar since the US elections in November 2016. The recent devaluation of the Mexican Peso and rise in inflation rate has triggered demonstrations and heightened political tension. Severe devaluation may lead to future governmental actions, including actions to adjust the value of the Mexican Peso, policies which may trigger further increases in inflation.  There can be no assurance that inflation will not affect our business in Mexico in the future.  In addition, any Mexican government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Mexico. Economic instability and or government imposition of exchange controls, may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the Confederation of Workers of Mexico (CTM) in Mexico and the country’s high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Mexico’s business.

Risk Factors Relating to Our Operations in Israel

Political, Military and Economic Conditions in Israel affect our operations.

We are incorporated under the laws of the State of Israel. Our headquarters, MRM segment’s headquarter and the Cellocator segment’s headquarter, are located in Israel, as well as the majority of the MRM segment and the manufacturing operations of our Cellocator segment, which account for the majority of our revenues. Consequentially, we are directly affected by the political, military and economic conditions affecting Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009 and continued sporadic missile launching from the Gaza strip to south Israel. Thereafter, in November 2012 and July 2014, there were additional armed conflicts, involving attacks by hundreds of missiles fired from the Gaza Strip against the Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. Since October 2015, and to a lower extent since August 2016, Israel has encountered another escalation in violence with the Palestinian population, which has resulted clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities. Any damage to our Israeli facilities would damage our ability to manufacture our products and could otherwise damage our operation and could have an adverse effect on our business, financial condition or results of operations. More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  During the last several years, several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to eradicate ISIS and since 2015, Russia’s armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

Any downturn in the Israeli economy may also have a significant impact on our business. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of our Cellocator products and MRM services may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our SVR services significantly depend on Israeli insurance companies mandating subscription to a service such as ours. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2016, the NIS increased in relation to the U.S. Dollar by 1.5%. As of December 31, 2016, our revenues in NIS accounted for approximately 46% of our total revenues in 2016. Approximately 43% of our expenses (primarily labor expenses of the operations of our Cellocator segment and MRM segment in Israel) are incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, as of December 31, 2016, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real, Mexican Pesos and South African Rand. Loans and credit facilities in the amount of approximately $14.3 million, constituting approximately 95% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2012 we entered into a foreign currency hedging transaction in order to partially manage the risk related to salary expenses. In 2013, in connection with our acquisition of Pointer Brazil, we entered into a foreign currency hedging transaction in order to partially manage the risk related to Brazilian Real. In 2016 we did not enter into any foreign currency hedging transactions. See Item 4.A. - History and Development of the Company- Recent Developments. Therefore, to the extent that our currency risk is not hedged or sufficient hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

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

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2016, we have no loans linked to Israeli CPI. However, should we require additional financing by means of loans linked to the Israeli CPI, we will be exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the US Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the workday, pension contributions, insurance for work-related accidents, and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2016, we did not increase the salaries of our employees in Israel due to an increase in inflation. However, due to new legislation, between April 2015 and January 2017, the minimum wage in Israel gradually increased from NIS 4,300 to NIS 5,000. This increase has had an effect on our cost of operations in Israel.

In Brazil, Argentina and South Africa, in 2016, due to an increase in inflation, we increased the salaries of most of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

On July 29, 2015, the Israeli Parliament, the Knesset, enacted Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 (the “R&D Law” and the “R&D Amendment”, respectively). The R&D Amendment, effective as of January 1, 2016 amends material provisions of the R&D Law, such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc., leaves substantial discretion with the Israel Innovation Authority (the “IIA”), a new authority established to replace the Office of the Chief Scientist of Israel (the “OCS”), and includes only guidelines to some of the core issues of the R&D Law, thus currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS or companies which may develop in the future know-how using funds received from the IIA.

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

Our principal place of business is located at 14 Hamelacha Street Afek Industrial Park, Rosh Haayin, Israel, and our telephone number is 972-3-572-3111. Our Website is www.pointer.com. Information on our website is not part of, nor incorporated by reference into, this annual report.

In addition to our company’s principal place of business as described above, the headquarters of our subsidiary Pointer Argentina S.A., or Pointer Argentina, are located in Buenos Aires, Argentina; the headquarters of our subsidiary Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico are located in Mexico City, Mexico; the headquarters of our subsidiary Pointer do Brasil Comercial Ltda. or Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary Cielo are located in Passo Fundo, Brazil; the headquarters of our subsidiary, Pointer Telocation Inc., are located in Florida, USA; the headquarters of our subsidiary, Pointer Telocation India, or Pointer India, are located in Maharashtra, India; and the headquarters of our subsidiary, Pointer SA (PTY) Ltd., or Pointer South Africa, are located in Cape Town, South Africa.

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

In January 2014 we completed the acquisition of Shagrir Systems by acquiring all of the outstanding shares that we did not previously own.

In addition, we completed the acquisition of Pointer SA (PTY) Ltd. in South Africa in September 2014 and completed the acquisition of Pointer Mexico in September 2015 by acquiring all of the outstanding shares of each that we did not previously own.

On October 7, 2016, we completed the acquisition of Cielo through our subsidiary Pointer Brazil, which acquired 100% of Cielo’s shares. We are currently planning the merger of Cielo with and into Pointer Brazil during 2017 for the purpose of optimizing the operations and technology offered by Pointer Brazil and Cielo, however, there can be no assurance that such merger will take place as planned or at all.

On May 15, 2009, Pointer purchased 51% of the share capital of Car2go Ltd., or Car2go, an Israeli company that offers car sharing services in urban areas in Israel. On December 30, 2014, we completed the transfer of our previously owned RSA segment and the assets and liabilities of Shagrir Systems into a new wholly owned subsidiary (as of the date thereof), Shagrir Group. Following this transfer, Shagrir Systems, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into Pointer effective as of December 31, 2014 (the “Reorganization”). In July 2015, Pointer sold its entire interest in Car2Go to Shagrir Group.

On June 28, 2016, Pointer completed the Shagrir Spin-off, following which the shares of Shagrir Group commenced trading on the TASE. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer. See “Item 4.B. – Information on the Company – Business Overview.”

In September 2015 we completed the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that we did not previously own, from Pointer Recuperacion de Mexico, S. de R.L. de C.V. (the “Pointer Mexico Sellers”), in consideration for the issuance of 81,081 of our ordinary shares to the Pointer Mexico Sellers. This acquisition was designed to streamline and simplify our Mexican operations.

As a result of the Company’s acquisition of Cellocator and following a determination by the Company’s management to control and manage the results of the Company’s business by means of two operating segments, in 2008 the Company began to present its operating results in two discrete business units, the Cellocator segment and the Pointer segment. In connection with our Reorganization in December 2014, the Company’s management determined to control and manage the results of the Company’s business in three operating segments, which were in effect until the completion of the Shagrir Spin-off. Pursuant to Shagrir Spin-off the RSA segment is presented in our financial statements as Discontinued Operation segment and our reporting was retroactively adjusted to reflect that change, so that the results of the Company’s business are now presented by means of two operating segments.

1.	Cellocator segment - we design, develops and produces leading mobile resource management products that include asset tracking, fleet management and security products for sale to independent operators in 50 countries, as well as to our MRM segment and sell other supplement products.
2.	MRM segment - acts as an operator primarily in Israel, Brazil, Argentina, Mexico and South Africa by bundling our products together with a range of MRM services, including fleet management, asset tracking services and stolen vehicle retrieval services.
3.	RSA segment – we acted as an operator in Israel, provided roadside assistance services, emergency repair services for sale primarily to automotive and insurance companies and car sharing services. See Item 4.B. – Business Overview for a further description of our business segments.

Following the completion of the Shagrir Spin-off, the Company controls and manages the results of the Company’s business in two operating segments – the Cellocator segment and the MRM segment, both as detailed above.

In June 2016, we filed a “shelf” registration statement with the Securities and Exchange Commission, or SEC. We may sell up to $25,000,000 of our ordinary shares in one or more offerings pursuant to this registration statement. Our management will have broad discretion over the use of the net proceeds from the sale of our securities pursuant to this registration statement.  Unless otherwise indicated in any accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of the securities offered pursuant to this prospectus for general corporate purposes and working capital requirements.

B.	BUSINESS OVERVIEW

A. General

Pointer Telocation is a leading provider of MRM products and services for the automotive, insurance industries and other mobile tracking markets (such as cargo, assets, containers, etc.). Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset tracking; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. Our services segment MRM, offers a range of services including inter alia: asset tracking; fleet management services; and SVR. MRM services are provided primarily in Israel, Brazil, Argentina, Mexico and South Africa and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

Prior to the Shagrir Spin-off additional services were provided by the RSA segment in Israel, which included RSA services, emergency home repair services and automotive garage repairs mainly for insurance companies, fleets and individual private customers.

In 2016, revenues generated by our Cellocator products segment accounted for 35% of group revenues and revenues generated by our MRM services segment made up 77% of group revenues (including 12% intersegment revenues). Income generated from our former RSA services segment is being presented in our annual financial statements as Income from Discontinued Operations. For additional information regarding our Discontinued Operation see Note 18 to our Financial Statements.

MRM Segment

We provide MRM services in Israel mainly through Pointer and abroad through our local subsidiaries Pointer Argentina, Pointer Mexico, Pointer Brazil and Cielo and Pointer South Africa respectively, and to a lesser extent globally via SaaS. In providing MRM services Pointer purchases products manufactured by our Cellocator segment and by third party operators, mainly accessories, such as alarm systems.

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

We provide SVR services predominantly in Israel and to a lesser extent in Argentina and Brazil.

RSA Segment

Prior to the completion of the Shagrir Spin-off, we provided a range of services, which we no longer provide, through our RSA services segment, which included:

(i)	Roadside assistance services (RSA)

We provided RSA services including towing services, temporary vehicle replacement services, mobile automobile repair services, as well as vehicle body work and replacement parts installation services. We provided these services through our previously owned subsidiary Shagrir Group, which operates in Israel.

(ii)	Emergency home repair and other services

From 2007, Shagrir Systems, through one of its operating units, provided insurance-related household plumbing repair services for insurance companies, including, among other things, installation, water damage repair, and replacement of water heaters. These services are now provided by our former subsidiary, Shagrir Group.

(iii)	Car service centers

From December 31, 2011, Shagrir Systems provided car repair services through car service centers, including, among other things, body work and painting in cases of accidents, repair and replacement of certain car parts and claims management services for insurance companies.

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

Since the RSA segment is held by Shagrir Group, we entered into certain services agreements with Shagrir Group in anticipation of the Shagrir Spin-off, in order to enable us to continue certain non-material operations previously provided through the RSA Segment.

Cellocator Segment

Our Cellocator segment designs, develops and produces market leading customizable MRM products that utilize various Radio Frequency (RF) and Cellular (GSM/GPRS/UMTS/CDMA/LTE) communication technologies. Cellocator products are both sold and distributed to our MRM segment in Latin America and Israel and South Africa, as well as third party operators all over the world. Both Pointer and third party operators typically bundle our products with the services provided.

Cellocator develops, manufactures and distributes the following products:

(i)	Fleet and asset management products

Our fleet and asset management products: enhance the utilization of fleet vehicles and other mobile resources, minimize operational costs (for example through fuel savings and efficiency); and provide detailed statistics on multiple aspects of vehicle usage to minimize repair and maintenance costs by helping a fleet managers spot critical issues in advance. Fleet management products also include remote monitoring and control solutions that are included as part of our SVR product line (as mentioned above) such as the CCC and communications infrastructure. We also provide operators with end units that once installed in a vehicle provide online monitoring of the operating parameters of a fleet vehicle as well as details on driver behavior and vehicle diagnostics. These units retrieve and relay data utilizing various sensors that are installed in the vehicle. Technologies relied upon for these aspects include: RS-232; CANBUS and OBDII, standard 1-wire (Dallas) serial communication, analog and discrete I/O ports, Bluetooth etc. Reports summarizing results are fed back to fleet managers through web-based or OS-based monitoring and management location applications.

In addition, we provide web access required for the execution of vehicular, fleet and asset management operations. All of our fleet and asset management services are offered on an SaaS (Software as a Service) or Enterprise model (the “Pointer Fleet”). Pointer Fleet delivers a complete web offering for commercial fleet operators, which enables them to effectively and efficiently manage their day-to-day fleet activities. Pointer Fleet enables improving and maintaining high ratio of fleet utilization, reduced operational costs and fast ROI for vertical markets such as, trucking, distribution and logistics, government and municipalities etc.

(ii)	Asset tracking products

Our line of asset tracking products are designed to track and monitor cargo transported in trailers and containers and or specialized equipment used, among other things, for construction or agricultural purposes. Our products include tracking, remote sensing, communication and maintenance capabilities, providing enhanced functionality for advanced asset tracking and monitoring of both mobile assets and assets without a constant power supply. Through successful tracking and monitoring of assets, Cellocator products help our customers minimize in many cases otherwise unavoidable financial losses relating to the loss, theft or damage to their aforementioned assets or cargo.

(iii)	Stolen vehicle retrieval (SVR) products

Our SVR products are designed to detect vehicles which are being stolen and enable their retrieval through co-operation with law enforcement and private security agencies. Our products incorporate either a Frequency Hopping spread spectrum technology (FHSS) in the ISM frequency band, intended for self-deployed wide area networks (WAN), or Cellular/ GPS technology communication systems in order to offer a total remote vehicle monitoring and retrieval solution.

In the event that a vehicle is stolen, our operators are either alerted by our products through sensors located in the vehicle and or operators are informed by the owners of the vehicles themselves. The products transmit information to a command & control center, or CCC. Once the CCC receives the information transmitted by the products, operators can take the necessary steps to recover the vehicle using their personnel as well as law enforcement agencies and various subcontractors. Our SVR products can also include the option of a “distress key” that can be used by a driver to alert the CCC, which in turn locates the vehicle and immediately enables operators to provide the required services.

Our SVR products include the following remote monitoring and control solutions:

•	End units for installation in vehicles - We offer an end unit with input and output capabilities, which may be installed in a vehicle or on any asset that may be mobilized from one location to another. The end unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset. Data from these inputs may be transmitted to the CCC. The CCC may send commands to the end unit activating certain outputs. Installation and de-installation of end units in vehicles or on assets are performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may include cargo or equipment that might not have an independent source of energy, such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.
•	Command & Control Center SW - The CCC includes software modules required for the execution of certain operations by the operator, as well as monitors to display data collected from the end units which is then analyzed in order to determine the location of the vehicle. The CCC connects to the end units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.
•	Communication Infrastructure- Communication is accomplished by either the cellular network in each territory of operation or radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and are connected to an existing communications infrastructure. Each base station is equipped with antennae which receives the end-unit’s signal and measures the angle from which the signal arrived for the purpose of locating the vehicle. These measurements together with additional data received from the end units is then converted into digital data and sent to the CCC. The location of the vehicle is established by either triangulation measurements from several base stations installed by the operator or by means of a GPS device contained within the vehicle.

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

Shagrir Spin-off

On December 1, 2014, we announced that our board of directors had approved a plan to spin off certain assets into a stand-alone publicly traded company in Israel through a distribution to our shareholders of all of the ordinary shares of the new spin-off company (Shagrir Group) that would hold, directly or indirectly, the RSA assets.  As a preliminary stage for the completion of the Shagrir Spin-Off, Pointer listed for trading on the TASE and as of April 6, 2016, is traded both on the NASDAQ Capital Market and on the TASE.

On May 27, 2016, we furnished an Information Statement on Form 6-K for the purpose of effecting the Shagrir Spin-off by way of a distribution of approximately 97.36% of its holdings of Shagrir Group to the holders of our ordinary shares (of the remaining shares of Shagrir Group, approximately 1.72% are held following the completion of the Shagrir Spin-off by the employees of Shagrir Group and approximately 0.92% were transferred to Barak Capital Underwriters Ltd. (“Barak”), for sale to the public over the 12 month period following the completion of thereof. The shares transferred to Barak were sold immediately following the completion of the Shagrir Spin-off).

Our shareholders who were entitled to participate in the Shagrir Spin-off were entitled to receive one Shagrir Group ordinary share for each Pointer ordinary share held on the Shagrir Spin-off record date subject to withholding tax deductions detailed therein. See Item 10E – Taxation and Government Programs for information relating to taxation in connection with the Shagrir Spin-off. Our shareholders were not required to pay any consideration for the Shagrir Group ordinary shares that they were entitled to receive in the Shagrir Spin-off or to surrender or exchange Pointer ordinary shares in order to be entitled to receive Shagrir Group ordinary shares. The record date for participation in the Shagrir Spin-off was June 6, 2016, and the ex-dividend date was June 7, 2016.

We completed the Shagrir Spin-off on June 28, 2016, and the shares of Shagrir Group commenced trading on the TASE on June 28, 2016.

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

Brazil, Argentina, Mexico, and South Africa

Our Brazilian, Argentinean Mexican and South African subsidiaries (Pointer Brazil and Cielo, Pointer Argentina, Pointer Mexico and Pointer South Africa, respectively), employ in-house sales and marketing teams as well as third party contractors and distributors that focus their efforts on sales and marketing to fleet operators and asset management companies.

We develop comprehensive solutions to customers leveraging our in house technology in Cellocator to provide competitive solutions, to maintain customer’s loyalty and decrease churn. As a result, our customers get access to their data which is stored via “cloud computing”, and Business Intelligence reports which we develop.

The company services are largely based on cloud computing (and the company’s operations in Israel and international subsidiaries’ services are exclusively based on cloud computing) and we intend to continue to invest in, and use, cloud computing.

RSA Segment

Israel

Until the completion of the Shagrir Spin-off we provided RSA services through Shagrir Group, during which, Shagrir Group’s sales and marketing team was predominantly focused on promoting RSA services and towing services subscriptions, which were sold via Israeli insurance companies, mainly through direct sales to fleet vehicle customers and, to a lesser extent, through direct sales to consumers as “additional services”.

Cellocator Segment

We employ an in-house sales and marketing team that sells our products to operators in various countries either directly or through distributors. In addition, we have established local sales offices in countries such as the United States, India, Colombia and Mexico.

C. Patents and Licenses; Government Regulation

In Israel, we are not dependent on any patents or licenses that are material to our business or profitability.

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

Our Cellocator segment is required to obtain a license from the Israeli Ministry of Communications in order to manufacture, market and sell its products in Israel only. We have received the required licenses for the majority of our products and are in the process of obtaining the required licenses for the remaining of our products.

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

D. Competition

MRM Segment

In Israel, in the stolen vehicle retrieval (SVR) and fleet management market, our main direct competitor is Ituran Location & Control Ltd. (“Ituran”). In the fleet business, we face competition from Ituran, ISR Corp, Trafilog Ltd. and other smaller companies.

Our primary competitors in the fleet management services market in Argentina are Megatrans SA Sitrack.com Argentina SA, while in Mexico, we face competition mainly from Qualcom, CSI, Encontrack SA de CV, Copolito, Unicome and UDA.

In Brazil, we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA,Qualcomm Inc., Golsat and others. In the fleet management services market most competitors are focused on the provision of low or entry level vehicle monitoring services and solutions. Fewer competitors operating in these countries compete on like-for-like basis with our Pointer Fleet solution, which offers more sophisticated analytics, reporting, diagnostics and driving pattern tracking that relies upon an active management approach. Nonetheless, the higher-end market in which we compete is relatively competitive and we have witnessed the recent penetration of international companies, such as Mix Telematics and Telogis, to Brazil.

In South Africa we face competition mainly from Mix Telematics Ltd., C-Track (Digicore) and Cartrack.

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

Cellocator focuses on providing mid-higher level products, which include advanced technology (requiring significant R&D expenditures) and customization ability, where there are high barriers to entry and high price points for the products. Cellocator has more significant competition in the lower-end products, given that due to the nature of the technology included in such products the barriers to entry are lower.

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

Principal Markets

For the breakdown of our revenues by category of segments please see Item 3 - Selected financial data. The following is a breakdown of our revenues (in US dollars) by category of activity, including the percentage of our total consolidated sales for each period. Pursuant to Shagrir Spin-off the RSA segment is presented in our financial statements as Discontinued Operation and the segments reporting was retroactively adjusted to reflect that change. The following two tables were adjusted to reflect our results pursuant to the Shagrir Spin-off.

	2016		2015		2014
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
MRM Services:	77%	49,620	79%	47,938	76%	50,202
Cellocator Products:	35%	22,707	32%	19,489	36%	24,063
Intersegment elimination	(12%)	(7,974)	(11%)	(6,860)	(12%)	(8,060)
Total:	100%	64,353	100%	60,567	100%	66,205

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2016		2015		2014
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	46%	29,438	44%	26,487	47%	31,182
Latin America	31%	20,146	32%	19,391	33%	22,130
Europe	7%	4,501	9%	5,271	9%	5,891
Other	16%	10,268	15%	9,418	11%	7,002
Total	100%	64,353	100%	60,567	100%	66,205

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY

Argentina	Pointer Argentina S.A. (1)
Mexico	Pointer Recuperacion Mexico S.A. (2)
Brazil	Pointer do Brasil Comercial Ltda.(3)
Brazil	Cielo Telecom Ltda. (4)
USA	Pointer Telocation Inc. (5)
India	Pointer Telocation India (6)
South Africa	Pointer SA (PTY) Ltd. (7)

(1) We hold 93% of the issued and outstanding shares of Pointer Argentina.

(2) We hold 100% of the issued and outstanding shares of Pointer Mexico.

(3) We hold 100% of Pointer Brazil.

(4) Pointer Brazil hold 100% of the issued shares and outstanding of Cielo.

(5) We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.

(6) We hold 100% of the issued and outstanding shares of Pointer Telocation India.

(7) We hold 100% of the issued and outstanding shares of Pointer South Africa.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities of Cellocator segment and our executive offices and operational offices of the MRM operation in Israel are located at 14 Hamelacha Street, Rosh Ha’ayin 48091, Israel (a central suburb just outside of Tel Aviv) where we currently lease approximately 2,500 square meters with annual lease payments of approximately $500,000. Our MRM call center and warehouse in Israel located at 4 Hanapch Street, Holon where we currently lease approximately 440 square meters with annual lease payments of approximately $60,000 and we also lease and sub-lease additional smaller facilities in various locations in Israel from Shagrir Group. For additional information regarding our lease agreements with Shagrir Group see “Item 7.B. Related Party Transactions”. Pointer Argentina’s offices and operations facility is located in Buenos Aires, Argentina. Pointer Argentina currently leases 905 square meters (including 505 square meters used by its installation centers) with an annual lease payment of $103,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 759 square meters with an annual lease payment of $132,000. Cielo’s offices and operations facilities are located in south Brazil. Cielo currently leases 1,000 square meters with an annual lease payment of $33,000. For further information, please see Note 12d of our consolidated financial statements. Pointer South Africa offices and operations facility are located in Cape Town, Midrand and Durban South Africa. Pointer South Africa currently leases 1,484 square meters with an annual lease payment of $225,000.

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

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. Following the completion of the Shagrir Spin-off we conduct our operations through two main segments: (i) Cellocator Segment and (ii) MRM segment. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset tracking, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Brazil, Argentina, Mexico, and South Africa by bundling our products together with a range of mobile resource management services, including stolen vehicle retrieval services and fleet management services. Our results presented below were adjusted to reflect the Shagrir Spin-off.

Our revenues are principally derived from (i) rendering services through our MRM segment and (ii) sales of our systems and products through our Cellocator segment, as well as through our MRM segment which bundles our products in the services it offers.

Our acquisition of Cellocator Ltd., a developer and manufacturer of cellular monitoring units, was intended to assist us in our objective to present new products to the market, improve our gross margin from cellular products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. Subsequent to the acquisition of Cellocator Ltd. in September 2007, Cellocator became a separate segment of our operations in 2008. The Cellocator segment is responsible for a significant part of our revenues. Following the completion of the Shagrir Spin-off, our revenues from our Cellocator segment in Israel in 2016 were $22.7 million, which constituted approximately 35% of our total revenues, in comparison to $19.5 million in 2015, which constituted approximately 32% of our total revenues. In 2016, our revenues from international customers arising out of our Cellocator segment were $16.8 million, which constituted approximately 26% of our total revenues, in comparison to $14.3 million in 2015, which constituted approximately 24% of our total revenues.

Following our acquisition of Cellocator Ltd. in 2007, we acquired the remaining 51.2% of the issued share capital of Pointer Brazil in 2013, Pointer South Africa, completed the Company’s Reorganization as of December 30, 2014, acquired the remaining 26% of the issued share capital of Pointer Mexico in 2015 acquired Cielo in October 2016, and have expanded our operations and increased our revenues from the MRM segment in Israel and abroad. Our revenues from MRM customers in Israel in 2016 were $29.2million, which constituted approximately 45% of our total revenues, in comparison to $26.4 million in 2015, which constituted approximately 44% of our total revenues. In 2016, our revenues from international customers were $35 million, which constituted approximately 54% of our total revenues, in comparison to $34.1 million in 2015, which constituted approximately 56% of our total revenues.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $40.2 million and $31.8 million as of December 31, 2016 and 2015, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions. See also Item 5 - Costs and Expenses for further discussion on the impairment loss recorded in 2015.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $3.7 million, $3.4 million and $3.4 million in the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

Business Challenges / Areas of Focus

Following the completion of the Shagrir Spin-off our primary areas of focus and business with respect to each of our segments include:

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

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment’s sales of products manufactured by us and by third parties to our MRM segment subsidiaries in Israel, Latin America and South Africa and to third party operators worldwide. In addition, we generate revenues through our MRM segment from sales of products that are bundled together with our services. In 2016, as a result of very intense continued worldwide competition in the products market, especially in the lower-end, we continued to face price erosion that was partially offset by operational efficiency, cost reduction and mostly compensated by an increase in volumes and by presenting new more sophisticated products. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we intend to continue to introduce new higher-end products to the market and vertical market with higher margins and to continue in our cost reduction efforts of our product components.

Services

Following the completion of the Shagrir Spin-off we generate revenues through our MRM segment from sales of our services primarily by our subsidiaries in Israel, Latin America and South Africa which we charge in local currencies.

The services included in our MRM segment are mainly mobile resource management, and other value added services. A majority of our revenues consist of subscription fees paid to us by our customers, which include both commercial companies and individuals.

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

Impairment of intangible asset

In 2015, as a result of an annual impairment test, the Company recorded impairment of Pointer Brazil goodwill and other intangible assets by $0.9 million. These impairment costs were recorded in the Consolidated Statement of Operations under the captions “Impairment of intangible and tangible assets”.

No impairment losses were identified in 2016.

Financial Income (Expenses), Net.

Financial expenses consist mainly of bank charges and interest expenses, foreign currency transaction adjustments, devaluation of the NIS against the USD of cash and bank deposits in NIS and others. Financial income consists of revaluation of the NIS against the USD.

Other Expenses, Net.

Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Tax expenses.

Tax expenses consist of taxes on the income of our business, and deferred income taxes. See Item 10.E – Taxation and Government Programs for further information on taxation applicable to us.

Income from discontinued operation, net.

As a result of the Shagrir Spin-off, we have reclassified the net income from Shagrir Group as discontinued operations. For additional information see Item 4.B. – “Information on the Company – Business Overview” and Note 8 for further information regarding the Shagrir Spin-off.

Critical Accounting Policies

The consolidated financial statements include the Company’s and its subsidiaries’ accounts. Intercompany transactions and balances are eliminated in consolidation.  The preparation of financial statements in conformity with U.S. GAAP requires us, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Our accounting policies are described in Note 2 to the consolidated financial statements. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The financial information presented below was adjusted to reflect the Shagrir Spin-off.

The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

Revenue recognition

We generate revenues from the provision of services, subscriber fees and sales of systems and products, mainly in respect of road-side assistance services, automobile repair and towing services, stolen vehicle recovery, fleet management and other value added services. To a lesser extent, revenues are also derived from technical support services. We sell the systems primarily through their direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users.

Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

Deferred revenue includes amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

In accordance with ASC 605-25, “Multiple-Element Arrangements” (formerly EITF 08-1, “Revenue Arrangements with Multiple Deliverables”), revenue from certain arrangements may include multiple elements within a single contract. Our accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. We consider the sale of products and subscriber fees to be separate units of accounting.

When a sales arrangement contains multiple elements, such as hardware and services, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

The company uses ESP to allocate the elements.

Revenues from stolen vehicle retrieval services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

Revenues generated from technical support services, installation and de-installation, are recognized when such services are rendered.

Generally, we do not grant rights of return. We follow ASC 605-15-25 “sales of product when right of return exists” (formerly FAS 48, “Revenue Recognition When Right of Return Exists”). Based on our experience, no provision for returns was recorded.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, which will replace existing revenue recognition guidance. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. In July 2015, the FASB decided to delay the effective date of the new standard by one year; as a result, the new standard will be effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption will be permitted, but no earlier than 2017 for calendar year-end entities. The standard allows for two transition methods - retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial adoption. We have not yet determined the method of transition. We do not expect the new standard to have a material impact on the recognition of revenue from product sales. However, we continue to evaluate the impact that this standard will have on our financial statements in connection with our collaboration and license agreements.

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

Changes in the allowance for doubtful accounts during 2016 and 2015 are as follows:

	Year ended December 31,
	2016	2015

Balance at beginning of the year	$1,053	$1,186
Deductions during the year	(339)	(94)
Charged to expenses	512	98
Foreign currency translation adjustment	55	(137)

Balance at end of year	$1,281	$1,053

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

•	The brand names are amortized over a two to nine year periods.
•	The customers’ related intangibles are amortized over a five to nine year periods.
•	The developed technology is amortized over a five year period.
•	Backlog is amortized over a three year period.
•	Non-competition agreement is amortized over a three year period.
•	Reacquired rights are amortized over a five month period.

•	Patents are amortized over an eight year period.

Customer related intangibles are amortized based on the accelerated method. For customer related intangibles in respect with the Pointer Brazil transaction during 2013 and the Cielo transaction during 2016, the Company used the straight line method. The differences from the accelerated method were immaterial.

The other intangibles are amortized based on the straight line method over the periods above mentioned.

The Company’s long lived assets are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant, and Equipment- Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

No impairment losses were identified in 2016 and 2015.

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

As required by ASC 820, “Fair Value Measurements” the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or assets groups).

(b)	Goodwill impairment test

Goodwill reflects the excess of the purchase price of the acquired activities over the fair value of net assets acquired. Pursuant to ASC 350, “Intangibles - Goodwill and Other”, goodwill is not amortized but rather tested for impairment at least annually, at the reporting unit level.

We identified several reporting units based on the guidance of ASC 350. ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance allows companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The Company didn’t apply the qualitative assessment option.

For information regarding goodwill impairment in 2015 and 2014, see Notes 1f. and 1h. to our financial statements. No impairment losses were identified in the year 2016.

Share based compensation

Stock-Based Compensation Expense.

We apply ASC 718, “Compensation - Stock Compensation” (formerly SFAS 123(R) “Share-Based Payment”). In accordance with ASC 718, all grants of employee’s equity based stock options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

As required by ASC 718, forfeitures are estimated at the time of grant, based on actual historical pre-vesting forfeitures, and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

During the years ended December 31, 2016, December 31, 2015 and December 31, 2014, we recognized stock-based compensation expenses related to employee stock options in the amounts of $320, $309 and $375, respectively. See Note 2.p. to our consolidated financial statements for additional information.

According to ASC 718, a change in any of the terms or conditions of the Company’s stock options is accounted for as a modification. Therefore, if the terms of an award are modified, the Company calculates incremental compensation costs as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors existing at the modification date. For vested options, the Company recognizes any incremental compensation cost immediately in the period the modification occurs, whereas for unvested options, the Company recognizes, over the new requisite service period, any incremental compensation cost due to the modification and any remaining unrecognized compensation cost for the original award over its term.

Income taxes

We accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes”. This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. As of December 31, 2016, the Company did not have any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2016, the Company did not have any interest and penalties associated with tax positions.

Discontinued operations

Under ASC 205, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

Recently Issued Accounting Standards (not effective for fiscal 2016)

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

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, which will replace existing revenue recognition guidance. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. In July 2015, the FASB decided to delay the effective date of the new standard by one year; as a result, the new standard will be effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption will be permitted, but no earlier than 2017 for calendar year-end entities. The standard allows for two transition methods - retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial adoption. The Company has not yet determined its method of transition. The Company does not expect the new standard to have a material impact on the recognition of revenue from product sales. However, the Company continues to evaluate the impact that this guidance will have on its financial statements in connection with collaboration and license agreements.

Analysis of our Operation Results for the Year ended December 31, 2016 as compared to the Year ended December 31, 2015

All of our operation results presented herein were adjusted to reflect the Shagrir Spin-off.

Revenues. Revenues increased by $3.8 million, or 6.3%, from $60.6 million in 2015 to $64.4million in 2016.

The revenues from the sale of our products increased by $0.5 million, or 2%, from $22.3 million in 2015 to $22.8 million in 2016. This increase was primarily attributable to the increase of the quantity of Cellocator products sold during 2016. This increase partially affected by the continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products.

The revenues from sales of our services increased by $3.3 million, or 8.5%, from $38.3 million in 2015 to $41.6 million in 2016. We increased the number of subscribers and sales in local currencies in the territories where we operate. This increase was negatively affected by the devaluation of these local currencies against the USD, as a result revenues from services in US dollars increased less than the increase in revenues in local currencies in the countries where our subsidiaries operate.

Revenues from our MRM services in 2016 accounted for 77% of our total revenues, a decrease of 2% compared to 2015.

Our international revenues in 2016 were $35 million, which constituted approximately 54% of total revenues compared to $34.1 million, which constituted approximately 56% of total revenues in 2015. The decrease in international sales rate while the total international revenues increased was primarily attributable to a higher increase in the sales of MRM services in Israel in 2016. Sales to Latin America increased from $19.4 million in 2015 to $20.2 million in 2016; sales to Europe decreased from $5.3 million in 2015 to $4.5 in 2016; and sales to other countries were $10.3 million in 2016 compared to $9.4 million in 2015.

Cost of Revenues. Our cost of product revenues increased by $0.5 million to $13.9 million for the twelve months ended December 31, 2016 as compared to $13.4 million for the same period in 2015. This increase was associated with an increase in revenues from the Cellocator products.

Our cost of revenues from Services increased by $0.8 million to $18.7 million for the twelve months ended December 31, 2016 as compared to $17.9 million for the same period in 2015.

Gross Profit. Our gross profit increased by $2.5 million from $29.3 million in 2015 to $31.8 million in 2016. As a percentage of total revenues, gross profit accounted for 49.4% in 2016 compared to 48.3% in 2015. Our gross margin on the Cellocator product sales in 2016 was 39% compared to 39.7% in 2015. Gross margin on services was 55.1% in 2016 compared to 53.3% in 2015. The increase in gross profit resulted from an increase in revenues as well as from operational efficiencies.

Research and Development Costs. Research and development expenses were $3.7 million in 2016 as compared to $3.4 million in 2015. This increase was associated with Cellocator increasing efforts in the development of its software application.

Selling and Marketing Expenses. Selling and marketing costs were $11.8 million in 2016 as compared to $10.5 million in 2015. This increase was associated with a slight increase of our sales efforts in each territory where we operate.

General and Administrative Expenses. General and administrative expenses increased by $0.4 million to $9 million in 2016 from $8.6 million in 2015.

One Time Acquisition Related Costs. One Time Acquisition related Costs amounted to $0.6 million. This cost was associated with the acquisition of Cielo.

Amortization of Intangible Assets. Amortization of intangible assets were $0.5 million same as in 2015. The expense in 2016 includes an increase due to the amortization of intangible assets from the acquisition of Cielo partially offset by a decrease in the amortization of intangible assets in Cellocator and Brazil which already fully amortized by December 31st 2016.

Impairment of Intangible and Tangible Assets. There was no impairment of intangible and tangible assets in 2016. In 2015 we recorded an impairment of intangible assets and goodwill of $0.9 as a result of an impairment test to our Brazilian investment, which was affected by the macro economic situation in Brazil.

Operating Profit. As a result of the foregoing, we recorded in 2016 an operating income of $6.2 million, compared to an operating income of $5.3 million in 2015.

Financial Expenses (Net). Financial expenses increased from $0.7 million in 2015 to $1 million in 2016. This increase was primarily attributed to an increase in interest expenses associated with an increase in our long term loans from bank and a decrease in income from foreign currencies exchange rate differences.

Taxes on income.  Taxes on income were $1.8 million expenses in 2016 compared to $1.1 million expenses in 2015. In 2016 we recorded tax expenses related to the income generated in 2016 as well as to the decrease in the corporate tax rate in Israel. These expenses were offset against the deferred tax asset that was recorded in 2014, following the Shagrir Spin-off.

Net Income from Discontinued Operations, net. We recorded net income from discontinued operations in the amount of $0.2 million in 2016, compared to net income of $0.3 million in 2015.

Net Income. In 2016 we recorded a net income of $3.5 million, compared to a net income of $3.8 million in 2015.

Net Income (Loss) attributable to non-controlling interests. We recorded net income attributable to non-controlling interests in the amount of $24 thousands in 2016, compared to net loss of $(75) thousands in 2015.

Analysis of our Operation Results for the Year ended December 31, 2015 as compared to the Year ended December 31, 2014

All of our operation results presented herein were adjusted to reflect the Shagrir Spin-off.

Revenues. Revenues decreased by $5.6 million, or 8.5%, from $66.2 million in 2014 to $60.6 million in 2015.

The revenues from the sale of our products decreased by $5.5 million, or 19.8%, from $27.7 million in 2014 to $22.3 million in 2015. This decrease was primarily attributable to the continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products.

The revenues from sales of our services decreased by $0.2 million, or 0.5%, from $38.5 million in 2014 to $38.3 million in 2015. We increased the number of subscribers and sales in local currencies in the territories where we operate. This increase was negatively affected by the devaluation of these local currencies against the USD, as a result revenues from services slightly decreased.

Revenues from our MRM services in 2015 accounted for 79% of our total revenues, an increase of 3% compared to 2014.

Our international revenues in 2015 accounted for 56.3% of total revenues compared to 52.9% in 2014. The increase in international sales was primarily attributable to a decrease in the sales of Cellocator segment in Israel in 2015. Sales to Latin America decreased from $22.1 million in 2014 to $19.4 million in 2015; sales to Europe decreased from $5.9 million in 2014 to $5.3 in 2015; and sales to other countries were $9.4 million in 2015 compared to $7 million in 2014.

Cost of Revenues. Our cost of product revenues decreased by $2.9 million to $13.4 million for the twelve months ended December 31, 2015 as compared to $16.3 million for the same period in 2014. This decrease was associated with a decrease in revenues from Cellocator products.

Our cost of revenues from Services decreased by $1 million to $17.9 million for the twelve months ended December 31, 2015 as compared to $18.9 million for the same period in 2014.

Gross Profit. Our gross profit decreased by $1.8 million from $31.1 million in 2014 to $29.3 million in 2015. As a percentage of total revenues, gross profit accounted for 48.3% in 2015 compared to 47.0% in 2014. Our gross margin on Cellocator product sales in 2015 was 39.7% compared to 41.2% in 2014. Gross margin on services was 53.3% in 2015 compared to 50.9% in 2014. The decrease in gross profit was a result of decrease in revenues. The decrease in gross margin was a result of the continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products..

Research and Development Costs. Research and development expenses in 2015 accounted for $3.4 million, similar to the same period in 2014.

Selling and Marketing Expenses. Selling and marketing costs were $10.5 million in 2015 as compared to $9.3 million in 2014. This increase was associated with a slight increase of our sales efforts in each territory where we operate.

General and Administrative Expenses. General and administrative expenses decreased by $1.0 million to $8.6 million in 2015 from $9.6 million in 2014. This decrease was primarily was primarily attributed to the spinoff of our subsidiary.

Amortization of Intangible Assets. Amortization of intangible assets decreased by $0.5 million to $0.5 million in 2015 from $1 million in 2014. This decrease was primarily attributed to devaluation of the Brazilian Real against the USD.

Impairment of Intangible and Tangible Assets. Impairment of intangible and tangible assets was $0.9 million in 2015 as compared to $0.2 million in 2014. In 2015 we recorded an impairment of intangible assets and goodwill as a result of an impairment test to our Brazilian investment, which was affected by the macro economic situation in Brazil.

Operating Profit. As a result of the foregoing, we recorded in 2015 an operating income of $5.3 million, compared to an operating income of $7.6 million in 2014.

Financial Expenses (Net). Financial expenses decreased from $2.2 million in 2014 to $0.7 million in 2015. This decrease was primarily attributed to income from converting loans in NIS to USD, and reduction of other liabilities in foreign currencies.

Taxes on income.  Taxes on income were $1.1 million expenses in 2015 compared to $(8.8) million income in 2014. In 2015 we recorded tax expenses related to the income generated in 2015. These expenses were offset against the deferred tax asset that was recorded in 2014, following the spin-off.

Net Income from Discontinued Operations, net. We recorded net income from discontinued operations in the amount of $(0.3) million in 2015, compared to net loss of $1.3 million in 2014.

Net Income. In 2015 we recorded a net income of $3.8 million, compared to a net income of $12.7 million in 2014.

Net Loss attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $0.1 million in 2015, compared to net loss of $0.7 million in 2014.

Selected segment financial data:

The financial data presented herein was adjusted to reflect the Shagrir Spin-off.

Commencing January 2008, the Company had two reportable segments: the Cellocator segment and the MRM segment.

Commencing December 2014, following the reorganization in Shagrir, and until the completion of the Shagrir Spin-off, the Company had three reportable segments: the Cellocator segment, the MRM segment and the RSA segment. Segment reporting was retroactively adjusted to reflect those segments.

Commencing June 2016, following the Shagrir Spin-off, the Company has reverted to two reportable segments: the Cellocator segment and the MRM segment. Segment reporting was retroactively adjusted to reflect those segments.

The Company applies ASC 280, “Segment Reporting Disclosure”. The Company evaluates performance and allocates resources based on operating profit or loss. See Item 4.B – Business Overview.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the financial statements.

60

	2016	2015	2014
	(in thousands of U.S.Dollars)
Cellocator segment revenues	22,707	19,489	24,063
MRM segment revenues	49,620	47,938	50,202
Intersegment adjustment	(7,974)	(6,860)	(8,060)

Total revenue	64,353	60,567	66,205

Cellocator segment operating profit	1,660	1,000	3,849
MRM segment operating profit	4,708	3,848	3,276
Inter-segments adjustment	(120)	493	452
Total operating profit from continued operations	6,248	5,341	7,577

Revenues. Revenues of the MRM segment increased in 2016 by $1.7 million to $49.6 million from $47.9 million in 2015. MRM segment revenues derive from services and the sale of products relating to those services provided by the MRM segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties. The decrease is primarily attributable to increased competition in sales of products that are sold bundled with services, to commercial customers.

Revenues of the Cellocator segment in 2016 were $22.7 million, as compared to $19.5 million in 2015. The increase of $3.2 million or 16.4% in the revenues was primarily attributable to the increase of the quantity of Cellocator products sold during 2016. This increase partially affected by the continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products. In 2016 Cellocator inter-segment revenues from products increased by 14% due to an increase in the installing base of the MRM operation in Israel.

Operating profit (loss). Operating profit of the MRM segment in 2016 was 4.7 million, compared to $3.8 million in 2015.

The operating income of the Cellocator segment in 2016 was $1.7 million, compared to an operating profit of $1.0 million in 2015. The increase is primarily attributable to the increase in revenues from Cellocator products in 2016.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the NIS, and to a lesser extent between the U.S. Dollar and the Brazilian Real, the Argentine Peso, the Mexican Peso, the Euro and the South African Rand. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b of our consolidated financial statements.

Our business in Israel currently accounts for the majority of our MRM business and revenues. The business in Israel, the MRM services and activities, are mainly denominated in NIS. On the other hand, the majority of the revenues of the Cellocator segment are generated in U.S. Dollars with some expenses such as raw materials are mainly denominated in U.S. Dollars while some expenses such as labor and rental are denominated in NIS. See Item 3D – Risk Factors – “We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. Dollar” for a discussion of the risks relating to income and expenses in U.S. Dollars and NIS.

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

During 2016, and through March 31, 2017, the exchange rate fluctuated from a high of NIS 3.846 to the U.S. Dollar to a low of NIS 3.659 to the Dollar. The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW	HIGH
	1 U.S. Dollar =	1 U.S. Dollar =
October 2016	3.778	3.856
November 2016	3.799	3.876
December 2016	3.787	3.867
January 2017	3.769	3.860
February 2017	3.659	3.768
March 2017	3.614	3.693

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate	Devaluation/ (Revaluation)
January 1, 2012 – December 31, 2012	3.8559 NIS/$1	7.8%
January 1, 2013 – December 31, 2013	3.6108 NIS/$1	(6.4)%
January 1, 2014 – December 31, 2014	3.5779 NIS/$1	(0.01)%
January 1, 2015 – December 31, 2015	3.8839 NIS/$1	8.5%
January 1, 2016 – December 31, 2016	3.8324 NIS/$1	(1.4)%

Period	CPI	Yearly Increase/ (Decrease)
December 31, 2012	117.87	1.6%
December 31, 2013	120.01	1.8%
December 31, 2014	119.73	(0.2)%
December 31, 2015	118.58	(1.0)%
December 31, 2016	118.34	(0.2)%

In 2012, the Israeli economy recorded positive inflation of approximately 1.6%, where the NIS devalued against the U.S. Dollar by approximately 7.8%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2012. In 2013, the Israeli economy recorded positive inflation of approximately 1.8%, where the NIS revalued against the U.S. Dollar by approximately 6.6%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2013. In 2014, the Israeli economy recorded negative inflation of approximately 0.2%, where the NIS revalued against the U.S. Dollar by approximately 12%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars. In 2015, the Israeli economy recorded negative inflation of approximately 1%, and the NIS devalued against the U.S. Dollar by approximately 0.3%. In 2016, the Israeli economy recorded negative inflation of approximately 0.2%, and the NIS devalued against the U.S. Dollar by approximately 1.5%.

Regarding our operations in Brazil and the fact that Pointer Brazil’s revenues are not denominated in U.S. Dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between U.S. Dollar and Brazilian Real may have a significant effect on the business and overall profitability of Pointer Brazil and as a consequence, on the results of our operations.

Period	Exchange Rate BRL/$1	Yearly Increase/ (Decrease)
March 31, 2013	2.01	10%
March 31, 2014	2.23	11%
March 31, 2015	3.21	44%
March 31, 2016	3.56	11%
March 31, 2017	3.12	(12%)

Regarding our operations in Argentina and the fact that Pointer Argentina’s revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase
March 31, 2013	5.122	17%
March 31, 2014	8.002	56%
March 31, 2015	8.822	10%
March 31, 2016	14.700	67%
March 31, 2017	15.405	5%

The fluctuations of each of the Mexican Peso, the Euro, the Indian Rupee and South African Rand are not material to our business. Devaluation of two or more of these currencies against the USD simultaneously, may have a material adverse effect on our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2013 and 2012 we entered into a foreign currency hedging transaction to manage risk related to salary expenses in NIS. In 2013 we entered into a foreign currency hedging transaction to manage risk related to Brazil transaction. In 2016, 2015 and 2014 there were no foreign currency hedging transactions. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See Item 11- Quantitative and Qualitative Disclosures About Market Risk for further details about our hedging activities.

Governmental and Fiscal Policies which May Affect Our Business

In recent years the market for vehicle leasing in Israel has grown. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were amended and apply to cars provided to and leased by employees on end of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, these regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to most of the car models, these regulations result in a high amount of imputed income to the employees, as compared to the previous rules. This result and other new regulations may adversely affect the overall demand for vehicles. The amounts of taxable income that were assigned may rise from time to time in accordance with government resolution.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies which restricted the importation of goods and services, governance control of foreign currency transactions, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2015, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and which led to a significant devaluation of the Peso relative to the U.S. Dollar. In 2016, there was insignificant devaluation of the Peso relative to the U.S. Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

The information relating to our liquidity and capital resources presented herein was adjusted to reflect the Shagrir Spin-off.

As of December 31, 2016, we had a positive working capital of $5.4 million, our current assets to current liabilities ratio was 129% and we had cash and cash equivalents of $6.1 million and an unused credit facility of $8.7 million. We believe that we have access to sufficient capital to meet the Company’s requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer.

Our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Office of the Chief Scientist in Israel (“OCS”), known today as the Israel Innovation Authority (“IIA”), the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the OCS or the IIA in Israel, the BIRD Foundation or the European Community. In addition, we do not anticipate selling the product developed using the Bird Foundation funds (which sales would require us to pay contingent royalties to the foundation) and therefore, do not anticipate paying these contingent royalties.

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

As of December 31, 2016, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $15 million. The credit facilities provided to us and to our subsidiary Pointer Brazil by Israelis and Brazilian banks and other sources. $6 million was provided to Pointer to finance part of the Pointer Brazil acquisition. Of this aggregate amount, approximately $14.3 million are long-term loans in, or linked to, the U.S. Dollar from banks and $0.7 million are long-term loans denominated in Brazilian Real from Brazilian banks. All the loans, credit facilities and bank guarantees provided to Shagrir Systems were assigned to Pointer as of December 31, 2014. In addition, as of December 31, 2016, we have unutilized credit facilities of approximately $8.7 million from Bank Hapoalim, Israel Discount Bank Ltd. (“Bank Discount”) and HSBC.

In March 2014, Pointer sold ordinary shares in a private placement to certain leading institutional companies in Israel in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. In total, Pointer sold approximately 1.13 million ordinary shares at $9.25 per share for aggregate consideration of approximately $10.44 million. The funds raised in the offering were used to reduce outstanding bank credit facilities, for the acquisition of our South African subsidiary and for future potential acquisitions.

In July 2015, Pointer sold its 17,141 ordinary shares of Car2Go, representing 62.31% of the issued and outstanding share capital of Car2Go, to the Shagrir Group in consideration for NIS 17,141 (the par value of such shares). In addition, as part of this transaction Pointer sold to the Shagrir Group its shareholders loans (principal amount and accrued interest) provided to Car2Go in the total amount of approximately NIS 11.35 million and the Shagrir Group assumed Pointer’s guarantee provided to secure Car2Go’s credit line in the amount of approximately NIS 1.3 million.

For further information regarding our consolidated long-term loans, loan maturity and interest rate structure; see Notes 8 and 10 to our consolidated financial statements.

In September 2007, we obtained a loan of $5 million and credit facilities of $2 million with Bank Hapoalim B.M. in order to finance in part our acquisition of Cellocator. This loan was repaid in September 2014.

In January 2009, we received credit facilities of $1 million from Israel Discount Bank B.M. to finance our working capital. As of December 31, 2016, $1 million of the credit facility is available for use.

In July 2012, in connection with the rights offering, the Company received gross proceeds in the amount of approximately $1.867 million.

Our aggregate credit facilities from Bank Hapoalim B.M. total $3.9 million. As of December 31, 2016, the full credit facility is available for use.

In 2016, net cash provided by our operating activities amounted to $9.1 million as compared to net cash provided from continuing operating activities of $8.8 million in 2015.

In 2016, net cash used in our investing activities was $12.1 million as compared to $2.4 million in 2015. In October 2013 we acquired the balance of our Brazilian subsidiary. On October 7, 2016, we completed the acquisition of Cielo through Pointer Brazil.

In 2016, net cash provided by our financing activities was $0.2 million as compared to $5.5 million used by our financing activities in 2015. The increase is attributed to receipt of long-term loans from banks in 2016, and an increase in net repayment of loans from banks in 2015.

Current liabilities decreased from $30.5 million in 2015 to $19.8 million as of December 31, 2016, mainly due to the Shagrir Spin-off. Long-term liabilities decrease from $18 million in December 31, 2015 to $14.2 million as of December 31, 2016 mainly due to the Shagrir Spin-off.

For further information relating to the abovementioned acquisitions see Item 10C – Material Contracts.

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2017. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

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

Capital expenditures were $4.1 million in 2016 and $3.6 million in 2015. In both years, capital expenditures were used mainly for purchasing property and equipment.

We estimate that our total capital expenditures for 2017 will be approximately $3.4 million, substantially all of which will relate to fixed assets that serve mobile resource management business as well as our pursuit of new business opportunities, of which approximately 33% is estimated to be spent in Israel, 16% in South Africa and 51% in Latin America. We also will need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations.

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

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and we continue to improve our products including our Pointerware network, the software platform used by our MRM and Cellocator segments for applications and for the provision of services to their customers. Our net expenditures for research and development programs during the years ended December 31, 2016 and December 31, 2015, totaled approximately $3.7 million and $3.4 million, respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2016, we employed 32 persons in research and development. For additional information concerning commitments for research development programs, see Note 12 of our consolidated financial statements.

The Government of Israel encourages research and development projects oriented towards products for export through the OCS, or through the newly established IIA following the implementation of the R&D Amendment. Under the terms of Israel Government participation, as in effect prior to the R&D Amendment, a royalty of 2% to 5% of the net sales of products developed from a project funded by the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The terms of the Israeli government participation as in effect prior to the R&D Amendment also required that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli government consent was required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions did not apply to exports from Israel of products developed with such technologies. Royalty bearing grants received from the State of Israel for research and development were offset against our research and development costs. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in the Authority and to date has provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. For additional information see Item 9 – The Offer and the Listing – Taxation and Government Programs.

We hold various United States patents relating to the use of Pointerware communications technology for various aspects of reverse paging and mobile location. The patents are not material to our core business. We have not invested the annual payments required to maintain our patents, and we may lose in the near future or may have already lost our rights to this proprietary technology

However, there can be no assurance that such patent applications will actually afford protection against competitors with similar technology. In addition, we cannot provide assurance that the patents issued to us will not be infringed, designed around by others or invalidated Furthermore, our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology or duplicate our technologies. Additionally, measures like entering into non-disclosure agreements afford only limited protection. Some foreign countries provide significantly less patent protection than the United States. Patent applications in the United States are maintained in confidence until patents are issue, and because publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

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

MRM Segment

During the past nine years, our MRM services have progressed from the provision of relatively simple vehicle track and trace functionality (determining the vehicle’s location and departure point) to the provision of sophisticated solutions in which software and hardware bundled together to create an integrated actionable information gathering system with analytics that can, amongst other things:

(i)	Monitor and analyze vehicle sensor inputs to determine, for example, status of engine, doors, brakes, transmission as well as driver’s vehicle operation profile – all intended to better schedule preventive maintenance and assist in achieving safer driving by alerting reckless driving, based on predetermined parameters;
(ii)	Monitor and analyze inputs and peripheral sensors to determine the conditions (i.e. temperature, humidity, pressure, motion, light, etc.) of assets and cargo which is being transported;
(iii)	Analyze driving patterns, including determining acceleration, harsh braking, side turns or cornering, as well as driver’s hours of service and rest time;
(iv)	Analyze and monitor activity efficiency over time and space, plan better the way resources (human and vehicles) are utilized and maintained; and
(v)	Trace various movable and or moving assets including cargo, field equipment, field services teams, agriculture and construction equipment, which often do not have an onboard power supply.

Due to increased competition amongst competing service providers, there is growing demand from our customers for increasingly advanced functionality to be incorporated in our fleet and asset management web-based applications. The demanded functionality includes having the ability to generate report dashboards (Business Intelligence) and alerts to specifically meet individual fleets manager’s operational requirements, as well connectivity of these applications to their ERP systems required for better combined financial and resource planning in order to enhance efficiencies.

Such continuing demand for higher-end often specifically customized services by fleet managers requires a continued investment in the development of our fleet and asset management web-based applications, both as part of our ongoing services provided to existing customers and to continuously provide cutting-edge efficient and advanced services to win and attract new customers. Larger customers across all regions base their choice of service provider on whether a provider can offer the full range of capabilities and services, which adequately meet or exceed their needs. Furthermore, agreements with our customers generally span a period of several years and in order to increase the chance of customer agreement renewals, we are committed to providing consistent market leading services to ensure total customer satisfaction at all times. This means exceeding customer expectations, for example, as part of our fleet management application, we offer a specialized solution for tasks and workflow management to enable close monitoring of vehicles’ assigned tasks, including comparing the utilized routes against planned routes, time of arrival assessment, integration with 3rd party dispatching systems and advanced real time alerts and activity reports engine, all tuned to help our partners to better achieve their on-time delivery targets and to optimize their asset utilization Key Performance Indicators.

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

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party Cellular Monitoring Units which, utilizing advanced cellular modems with GPS technology, provide the required functionality for fleet management and vehicle security services. Following our acquisition of Cellocator in 2007, we began manufacturing, among other things, our own units through our Cellocator segment and therefore, we have since no longer depended on third parties for the manufacture and provision of our units. These units are sold to a wide number of customers worldwide and are in use by our MRM segment as part of its bundled offering of services with Cellocator products. These units enable us to provide versatile information as well as nationwide coverage utilizing the cellular network in each territory and are specially designed to operate in harsh conditions inside a vehicle. Cellocator unit designs take into consideration the unique vehicular and asset environment that surrounds the unit i.e. the temperature and vibration stress to which it is exposed, the limited and sometimes unstable power supply found in cars generally and specific installation requirements pertaining to the variety of different cars in the fleet management and stolen vehicle recovery markets in which the units are installed. In addition, specially built units are capable of being installed in other MRM verticals such as trailers and containers without an internal or onboard power supply and designs take into consideration severe outdoor conditions and ingress protection (IP67). SVR and fleet management applications have the ability to communicate with the device over cellular network (GPRS, HSPA) in order to receive messages and events as well as to update the device’s software as required from time to time in favor of new features or other improvements. The design reflects the above requirements with a high degree of reliability and flexibility. Since 2008, we have introduced several new units aimed at our market as well as new vertical markets and have incorporated new functionality such as driver behavior, vehicle remote diagnostics, asset tracking, cargo security, and car sharing amongst others. The expansion of the unit portfolio and functionality serves as a means for Cellocator’s future growth and allows for an increase in our customer base overall.

We have identified three main trends in the Telematics device market during 2016 as follows:

(i)	Ongoing price reduction globally due to increasing competition as well as economic weakness;
(ii)	A growing demand for advanced technology that monitors driver behavior and provides safety and remote diagnostics applications; and
(iii)	An increase in vehicle manufacturers’ involvement in the car connectivity market.

In order to address these types of trends, since 2011 our Cellocator segment introduced new products aimed at the low cost segment and the driver behavior safety market. Moreover, in 2012 Cellocator increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. Throughout 2013 and 2014 our Cellocator segment has ramped up efforts to introduce technology that monitors driver behavior and provide safety and diagnostics applications as well as cargo monitoring solutions to expand our asset tracking product line. We also anticipate a reduction in the use of radio frequency technology globally, and increased usage of other devices based on common cellular technologies such as GPRS, HSPA and narrow-band LTE standards. Nevertheless, Pointer launch a hybrid-communication standard throughout the main products of its product offering allowing standard cellular 2G connectivity backed-up by a proprietary RF beacon, intended for security events when cellular link is jammed or unavailable.

In the end of 2015, Cellocator introduced a new innovative product for the Cargo delivery, transportation and logistics market. The CelloTrack Nano is equipped, on top of Cellocator’s other technologies, with advanced short-range Wireless Sensors Network (WSN) using BLE technology allowing it to collect and monitor environmental conditions of the tracked assets.

We anticipate that the introduction of new Cellocator products in 2015 and 2016, such as new solutions for vehicle remote diagnostics and lower cost devices for assets tracking, will increase Cellocator’s competitive edge and therefore accelerate growth in the Telematics products market.

As a result of our operations through our Cellocator segment, we are expanding our global sales of current and new devices to both existing and new customers. As part of this approach we established our Indian subsidiary in July 2012 in order to penetrate the Indian market with our Cellocator segment portfolio of products. Prices of high feature devices (such as the products sold by our Cellocator segment) in the stolen vehicle retrieval market and fleet and asset management market, are continuously decreasing due to increased competition and the reduction in the cost of components. Events affecting the global vehicle industry have a significant bearing on the demand for our products. We continue to closely monitor events affecting this industry. However, we cannot at this point in time estimate their impact.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

All of our contractual obligations presented herein were adjusted to reflect the Shagrir Spin-off.

Contractual Obligations through December 31, 2016 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	19,828	-	-	-	19,828
Long-term debt obligations	2	-	10,182	-	-	10,182
Accrued severance pay	3	-	-	-	328	328
Management fees to DBSI	4	53	-	-	-	53
Operating lease obligations	5	2,129	3,206	-	-	5,335
Royalties to BIRD	6	-	-	-	2,444	2,444
Total contractual obligations		22,010	13,388	-	2,772	38,170

1 Short term debt and other current liabilities include short term bank credits and current maturities of long term loans, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advances and other accrued expenses.

2 Long term loans include principal and interest payments in accordance with the terms of agreements with banks and other third parties. For further information please see Item 5.B. - Liquidity and Capital Resources.

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

6 Royalties to BIRD include the amount received by BIRD foundation indexed as per our agreement in which we undertook to pay them specified royalties based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 12c to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	60	Chairman of the Board of Directors
David Mahlab	60	President and CEO
Gil Oren(1)	65	External Director
Zvi Rutenberg (1)	61	External Director
Barak Dotan	48	Director
Nir Cohen	44	Director
Jonathan Irroni	67	Director
Yehudit Rozenberg(2)	57	Director
Zvi Fried(3)	52	Former Chief Financial Officer
Yaniv Dorani(4)	40	Chief Financial Officer
David Markus	43	Chief Technology Officer
Igor Rogov	42	VP R&D of the Cellocator Division
Joshua Rozanski	51	VP of Sales & Marketing
Eran Tibon	56	Chief Operational Officer
Ilan Goldstein	62	GM of Pointer Israel
Rami Peled	61	Chief Information Officer

(1)	Messrs. Gil Oren and Zvi Rutenberg will complete their third term as Pointer’s External Directors on May 2017.
(2)	Ms. Yehudit Rozenberg was appointed to the board in January 2016.
(3)	On March 30, 2017, we filed a Press Release on Form 6-K announcing that Mr. Yaniv Dorani, our then VP Finance of the Cellocator division and Pointer Israel, will replace Mr. Zvi Fried as our Chief Financial Officer, following Mr. Fried’s decision to leave the Company due to personal reasons. Mr. Dorani became our Chief Financial Officer effective April 1, 2017.
(4)	Mr. Dorani serves as our Chief Financial Officer effective April 1, 2017.

Yossi Ben Shalom, has served as the Chairman of our Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), Investec Bank, Taldor Computer Systems. He is the chairman of the board in numerous boards, such as Shagrir Group Vehicle Services, CAR2GO TLV and Matzman Et Merutz Milenum amongst others. He was an active Chairman of Scopus, Cimatron Limited. Mr. Ben Shalom is a co-founder of D.B.S.I. Investments Ltd. (“D.B.S.I.”), a private investment company that has made various investments in private and public companies. Mr. Ben-Shalom holds a B.A. in Economics and M.A. in Business Management from Tel Aviv University.

David Mahlab, has served as our President and Chief Executive Officer since February 1, 2011. From 2009 until January 2011, Mr. Mahlab served as an independent business developer. Mr. Mahlab is the co-founder of Scopus Video Networks (a company formerly traded on the NASDAQ Market), and served as its Chief Executive Officer from 1995 until January 2007 and its chairman of the board from January 2007 until March 2009. Mr. Mahlab holds a BSc. and a MSc. in Electrical Engineering from the Technion-Israel Institute of Technology, an MBA from Tel Aviv University and LLB from Tel Aviv University.

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

Zvi Rutenberg, has served on our board as an external director since July 2008. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Minrav Ltd, where he has served since May 2010. In May 2008 Mr. Rutenberg established Global Point Ltd., a company that provides management consultancy services for industrial companies. Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Durabond Ltd., and from January 2004 until May 2008, he also served as the Chief Executive Officer of Durabond’s sister company, Ashkalit Chemiprod Ltd. Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University.

Barak Dotan, was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of D.B.S.I., a private investment company that invests in private and public companies. Mr. Dotan also serves as Chairman of the Board of Directors at Taldor Computer Systems (1986) Ltd. and Danel (Adir Joshua) Ltd. and as a director at B.R.Y.N. Investments Ltd., D.B.S.I., Hatav Hashmini Hachadash (2000) Ltd. and Hatav Hashmini Production & Distribution Ltd. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Nir Cohen, was appointed a director on our board in June 2012. Currently Mr. Cohen serves as Chief Financial Officer of D.B.S.I. and Shiraz DS Investments Ltd. Mr. Cohen is also a director in the following publicly traded companies: Shagrir Group Vehicle Services Ltd., Taldor Computer Systems (1986) Ltd., Rada Electronic Industries Ltd. and Danel (Adir Yehoshua) Ltd. Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

Jonathan Irroni, was appointed a director on our board in December 2014. Currently, Jonathan Irroni serves as the Chief Executive Officer of Gandyr Investments Ltd. He previously served as the Chief Executive Officer of Investec Bank Ltd. and as Managing Director and Chief Executive Officer of Ubank Ltd. (formerly Investec Bank (Israel) Limited), a subsidiary of Investec Group Limited and as chairman of the Board of Directors in the Bank of Jerusalem Ltd. Additionally, Mr. Irroni has been a Director of N.R. Spuntech Industries Ltd. since 2009 and serves as a director of the Bank of Jerusalem Ltd. He previously served as a director at Adgar Investments and Development Ltd. and Ubank Ltd. Mr. Irroni served as the chairman of the Credit Committee of Migdal Ltd. and currently serves as the chairman of the Investments and Credit Committee of Clal Insurance Company Ltd. Mr. Irroni holds a B.A in Economics from Hebrew University, Jerusalem.

Yehudit Rozenberg, was appointed a director on our board in January 2016. Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. Ms. Rozenberg also serves as the Chief Financial Officer of Elbit Systems - Elisra Division. From 2004 to 2009, Ms. Rozenberg served as an external director and a member of the Audit Committee of the Board of Directors of Taldor Group. Ms. Rozenberg holds a M.A. in law from Bar Ilan University, M.B.A in Business Administration (magna cum laude) from Tel-Aviv University and a B.A in Economics from Bar Ilan University.

Zvi Fried, was appointed our Chief Financial Officer in February 2007 and served until April 1, 2017, when he stepped down from office due to personal reasons and was replaced by Mr. Yaniv Dorani. Prior to his appointment Mr. Fried was Chief Financial Officer of Chim Nir (TASE: CMNR) and Finance Director for Amdocs (NASDAQ: DOX). Mr. Fried is a certified public accountant and he holds a B.A. in Economics and a degree in Accounting from Bar Ilan University.

Yaniv Dorani, was appointed our Chief Financial Officer in April 2017. Prior to his appointment, Mr. Dorani joined Pointer in 2008. He has served as VP Finance of the Cellocator division and Pointer Israel from 2014, prior to which he served as the finance manager of the Cellocator division. Prior to joining Pointer, Mr. Dorani served as Corporate Controller at Medis Technologies and assistant controller at Delta Galil Industries. Before joining Delta Galil, Mr. Dorani was a senior auditor for accounting firm KPMG in Israel. Mr. Dorani has a B.A. in Economics and Accounting, CPA certification and a Master of Business Administration from Bar Ilan University in Tel Aviv.

David Markus, is our Chief Technology Officer. Mr. Markus joined us in 2000, and since then has served in a wide range of technological and management positions. Since the acquisition of Cellocator in 2008, Mr. Markus has built and managed Cellocator’s R&D group as Cellocator VP R&D and has been responsible for our customer support and IT. Mr. Markus holds a B.Sc. in Electrical and Electronic Engineering from Tel Aviv University and a Master of Engineering in Systems Engineering from the Technion-Israel Institute of Technology.

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

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2016, was approximately $2.0 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses) and other fringe benefits commonly reimbursed or paid by companies in Israel, but excluding amounts set aside or accrued to provide pension, retirement or similar benefits, which amounted to $163,000.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in thousands of U.S. dollars)
David Mahlab- President and CEO	252,321	57,131	227,398	111,071	69,981	717,902
Ilan Goldstein - GM of Pointer Israel	177,812	32,794	111,906	52,229	71,623	446,364
Zvi Fried- Chief Financial Officer	158,411	26,448	47,374	46,212	42,258	320,703
Joshua Rozanski -VP of Sales and Marketing	137,946	23,233	65,925	5,648	38,214	270,966
David Markus-Chief Technology Officer	146,774	23,633	37,934	25,848	32,425	266,614

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2016.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

Options

In December 2013 the Company adopted an Employee Share Option Plan (2013) (the “2013 Plan”).  The Board of Directors of the Company approved an aggregate amount of 797,238 of shares reserved under the 2013 Plan. To date, the options and RSU’s granted under the 2013 Plan were granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options and RSU’s is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options and RSU’s have been vested over a period of four years and have been valid for a period of seven years from the date of grant and are conditional upon continued service. As of March 31, 2017, (i) 489,213 options and RSU’s are available for future grant under the 2013 Plan, (ii) 67,000 options are outstanding at an exercise price of $6.14 (which was adjusted and reduced from $8.35 to $6.14 in connection with the Shagrir Spin-off), expiring in February 2022, pursuant to the determination of our Board of Directors, dated February 2015, to issue to certain of the Company’s employees options, (iii) 225,000 options are outstanding at an exercise price of $5.94, expiring in July 2023, pursuant to the determination of our Board of Directors, dated July 2016, to issue to certain of the Company’s employees options, and (iv) 16,025 RSU’s are outstanding, pursuant to the determinations of our Board of Directors, dated March 2014, May 2014 and March 2017, to issue to certain of the Company’s employees RSU’s.

In November 2003 the Company adopted an Employee Share Option Plan (2003) (the “2003 Plan”).  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant and are conditional upon continued service. The 2003 Plan terminated at the end of November 2013. As of March 31, 2017, 142,734 options are outstanding at an exercise price of $1.17, expiring on July 2018, pursuant to the determination of our Board of Directors, dated July 2013, to issue to certain of the Company’s employees options. The exercise price of these options was adjusted in connection with the Shagrir Spin-off, and following the completion of the spin-off the exercise price was reduced from $3.38 to $1.17.

As of March 31, 2017, our officers and directors held options (issued under both the 2003 Plan and 2013 Plan) to purchase an aggregate of 414,734 of  our ordinary shares at exercise prices ranging from $1.17 per share to $6.14 per share and 15,025 RSU’s. For additional information concerning employee share option plans, see Note 13c of our consolidated financial statements.

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

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof. Pursuant to the regulations recently issued by the Minister of Justice , a business or professional relationship maintained on a regular basis will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he did not know and could not have reasonably known about the formation of the relationship and has no control over their existence or termination. If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

Pursuant to Amendment 27 to the Companies Law enacted in February 2016, companies whose shares are listed for trading outside of Israel, may elect external directors who are not nationals of Israel.

A person shall be qualified to serve as an external director only if he or she possesses “expertise in finance and accounting” or be “professionally qualified”. At least one external director must possess accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were established in regulations under the Companies Law promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.

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

The company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, his or her education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) a company’s independent public accountants duties and obligations; (iii) preparing company financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. The board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

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

Additionally, under the Israel Companies Law, a public company’s board of directors must determine the minimum number of directors who have “expertise in finance and accounting” taking into account the type of company, its size, the extent of its activities and the complexity of the company’s operations, subject to the number of directors set forth in the company’s articles of association.

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

External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors that is authorized to exercise powers of a company’s board of directors must include at least one external director.

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

In July 2008, Mr. Gil Oren and Mr. Zvi Rotenberg were elected to serve as the Company’s external directors, and upon the completion of three consecutive three-years-terms, they will complete their service in May 2017.

In June 2012, Mr. Nir Cohen was elected to serve as a director instead of Yoel Rosenthal.

In December 2014, Mr. Jonathan Irroni was elected to serve as a director.

In January 2016, Ms. Yehudit Rozenberg was elected to serve as a director.

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

Israeli Companies Law Requirements

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) with respect to related party transactions with a controlling shareholder, even if such transactions are not extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or an individual, or other committee or body, selected by the audit committee and according to criteria established by the audit committee, or to establish other procedures to follow with respect to such transactions; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

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

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders, effective as of February 6, 2015, may be present in the meetings but not for the actual votes if such presence is requested by the audit committee, and that an officeholder of the company, effective as of February 6, 2015, may be present in meetings if requested by the audit committee where substantial defects in the company’s business administration are discussed to present such officeholder’s position with regard to a matter under his or her responsibility but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

Currently, Yehudit Rozenberg and our two external directors, Mr. Gil Oren and Mr. Zvi Rutenberg, serve as members of our audit committee.

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Daniel Spira Certified Public Accountant (ISR) serves as our internal auditor.

Compensation committee

Pursuant to an amendment to the Israeli Companies Law, which went into effect in December 2012 (“Amendment 20”), the board of directors of an Israeli company, whose shares or debentures are publicly traded, such as our company, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a compensation policy, pursuant to which terms of office and salaries of the company’s officers will be regulated, as per the provisions of Amendment 20 (the “Compensation Policy”).

The number of members in the compensation committee shall not be less than three and each of the company’s external directors must be members of the compensation committee and they are to constitute a majority of the members of the compensation committee, with one of the external directors serving as the chairman of the compensation committee. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the compensation committee. Pursuant to Amendment 27, the audit committee may serve as the company’s compensation committee, provided that it meets the composition requirements of the compensation committee.

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

Pursuant to Amendment 20, the Compensation Policy shall be determined based, inter alia, on the following parameters: (a) advancements of the goals of the company, its working plan and its long term policy; (b) creating proper incentives to its officers, by taking into consideration, among others, the company’s risk management policy; (c) the company’s size and its operations; (d) with respect to variable components of officers’ salaries, such as bonuses and issuance of securities, the contribution of the respective officer to obtaining the company’s goals and maximizing profits, all in accordance with a long term perspective and the position of the officer.

In addition, the Compensation Policy is to take into consideration, inter alia, the following issues: the education, skills, expertise and achievements of the officer, previous agreements with the officer, the ratio between the proposed terms to the average salary of the other employees of the company and of employees employed through third parties (manpower companies and cleaning and security services) and the effect of such gaps on the employment relationship in the company, the possibility to reduce variable components, if any, and the possibility of setting a cap on the exercise value of variable capital components that are not replaced by cash. If the terms of office and employment include grants payable upon termination then the Compensation Policy is to include reference to the term of office of the officer, the terms of employment during such period, the results of the company during said period and the officer’s contribution to reaching the company’s goals and maximizing its profits and the circumstances leading to the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company. Pursuant to regulations recently issued by the Minister of Justice variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

On October 6, 2016, a meeting of the shareholders of the Company took place, approving the Company’s new Compensation Policy, which has been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Israeli Companies Law.

The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company. The compensation program rewards team accomplishments and promotes individual accountability. Variable compensation depends primarily on Company’s results, with additional measures for individual performance against defined objectives tied to the Company’s strategic goals. Under the Compensation Policy we seek to provide competitive compensation that is commensurate with performance and we seek to promote a long-term commitment to the Company by our senior executives.

Our compensation philosophy includes compensating our executives at levels that are competitive with our peer group companies, in order to attract and retain talented executives and to provide compensation, including equity based incentives, which align the interests of our executives with the interests of our shareholders. Under the Compensation Policy, our program is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the Company’s office holders to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the terms of office and employment (e.g. base salary and benefits) and the variable compensation in order to, among other things, appropriately incentivize office holders to meet the Company’s goals, and is structured by us so as to discourage the assumption of excessive short-term risk but without constraining innovation and reasonable business practices.

In making compensation decisions, our Compensation Committee and Board of Directors may reference third-party surveys that provide compensation data and review feedback from an independent compensation consultant. In making its determinations with respect to office holder’s compensation, the Compensation Committee has the authority to retain the services of an independent third party compensation consultant, and may do so from time to time to evaluate and assist in the process of determining an appropriate compensation structure, to make revisions to the Compensation Policy, or to suggest revisions to the compensation of a specific office holder. The Company may also periodically engage an outside consultant to provide market and peer compensation data and other insights.

We design office holder’s base salaries to fall within a competitive range of similar companies to ours. Generally, the base salary established for an individual office holder reflects many inputs, including our CEO’s assessment of the office holder’s performance, the level of responsibility each of the office holders bears, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at similar peer group companies.

With respect to the annual cash bonus (the “Target Bonus”), the Target Bonus shall be determined and approved by the Compensation Committee and the Board of Directors at the beginning of each year together with the approval of the Company’s annual budget, no later than the end of the first quarter (except the first year of adoption). The Target Bonus shall be defined in terms of multiples of the fixed monthly compensation of the applicable office holder, subject to a maximum cash amount which can be paid to an office holder as variable cash compensation in each year, all as set forth in the Compensation Policy. The actual amount of the Target Bonus shall be based on compliance with performance measures based on measurable criteria to be determined in advance by the Board of Directors, on an annual basis, as part of the process of approval of the Company’s annual budget and work plan.  Such performance measures may be established for each office holder based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable. The Target Bonus may include one or more of the performance measures, which are based, inter alia, upon Non GAAP profits, operating income, EBIT or EBITDA, GAAP net income, EPS and/or sales. In addition to the above, a non material portion of the Target Bonus, which may not exceed 5% of the maximum bonus, may be based on discretionary criteria that are non-measurable based on the personal contribution of the employee and management recommendation, subject to approval by the relevant corporate bodies as required under the Companies Law. The Target Bonus shall be determined according to the extent the office holder complied with the targets, in a manner which shall be measured in terms of percentages of attainment with respect to each performance measure, subject a minimum threshold, below which no bonus shall be paid to the office holder, and as determined in advance for each performance measure.

Historically, we have granted stock options to our employees, including office holders, in order to align their interests with the interests of our shareholders by tying the value delivered to them to the value of our ordinary shares, and may continue to do so pursuant to the Compensation Policy.  We may also make grants of share options or other equity based compensation (e.g. restricted stock units) at the discretion of our Board of Directors and the Compensation Committee in connection with the hiring or promotion of new executive officers. We grant stock options to purchase ordinary shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the grant or equal to the average closing price within a specific time frame prior to the date of grant; therefore, the options only have value if our share price increases. The vesting period is customarily over a period of two to four years. The Company attempts to ensure that the stock option grants are granted pursuant to a tax beneficial or qualified plan as “Section 102” stock option plans in Israel. Generally, the size of each equity award to an office holder is determined after considering the role of each office holder within the Company, the importance of his/her function within the organization and the office holder’s previous equity awards.  The fair market value of the equity award for the office holders will be determined according to acceptable valuation practices at the time of grant. Under the Compensation Policy, such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 250% of the fixed compensation of the CEO and the percentage of the dilution which results from the allocation shall not exceed, in respect of the CEO, 10% of the Company’s issued and outstanding share capital on a fully diluted basis, and shall not exceed the amount of 50% of the fixed compensation of any office holders (excluding the CEO) and the percentage of the dilution which results from the allocation shall not exceed, in respect of any office holder (excluding the CEO), 2% of the Company’s issued and outstanding share capital on a fully diluted basis, all as set forth in the Compensation Policy. The Compensation Policy dictates that the Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, re-price the options or make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.  The Company does not have any equity ownership guidelines that require any of our directors or other office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested option grants.

We provide our office holders with benefits that we also generally make available to all salaried employees. Some of these benefits are offered pursuant to legal requirements (such as mandatory pension fund contributions, severance pay contributions, forms of workmen’s compensation insurance, vacation and sick day accrual, etc.).Others are consistent with common practice in the general labor market (e.g. education fund contributions, employer provided automobiles, etc.) and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits. Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long-term incentives to the employee.

We provide maternity leave or paternity leave to all office holders in accordance with the provisions of applicable law. The Company pays salary to all office holders for sick leave from the initial sick day.

Office Holders receive annual vacation leave in accordance with their employment agreement and as determined for Office Holders based on seniority and tenure of employment. Office Holders are paid annual recreation allowances as required under applicable law and government extension orders.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law. Our Compensation Committee will review the Compensation Policy on an annual basis, and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Compensation Policy as it deems necessary from time to time. The term of the Compensation Policy shall be three years as of the date of its adoption on October 6, 2016. Following such three year term, the Compensation Policy, including any revisions recommended by our Compensation Committee and approved by our Board of Directors, as applicable, will be brought once again to the shareholders for approval.

Options Grant Committee

Yossi Ben Shalom and Gil Oren are members of the committee of the board of directors for approving grants of options to employees, other than office holders.

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Latin America (“LATAM”)	Other	Total
2016
Sales and Marketing	120	81	24	225
Administration	31	46	16	93
Research and Development	32	-	-	32
Other	104	184	40	328
Total	287	311	80	678

2015
Sales and Marketing	124	34	25	183
Administration	27	31	15	73
Research and Development	29	-	-	29
Other	103	142	39	284
Total	283	207	79	569

2014
Sales and Marketing	112	57	12	181
Administration	26	33	1	60
Research and Development	27	-	-	27
Other	106	148	10	264
Total	271	238	23	532

We have entered into employment contracts with the majority of our employees, all of which contracts include non-competition, nondisclosure and confidentiality provisions relating to our proprietary information. We believe that our relations with our employees are satisfactory. We are not party to any collective bargaining agreements in Israel. However, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers Association of Israel) which are applicable to our employees by expansion order issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, work and rest hours, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees in Israel benefits and working conditions beyond the required minimums. Additionally, due to agreements with the General Workers’ Union in Brazil, Argentina, Mexico and the country’s high inflation rate, we are required to increase employee salaries at a rate which could adversely affect our subsidiaries in such countries. For more information see Item 3.D – Risk Factors, General Risks relating to our Company.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. We currently fund part of our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the “Managers’ Insurance” or to pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing part of the severance pay, if legally entitled, upon termination of employment. The Israeli legislation requires the implementation of such pension funds for employees who are employed after a certain period. Each employee contributes an amount equal to 6% of his or her salary and the employer contributes between 12.5% and 14.83% of the employee’s salary. Following the recently enacted Regulation Regarding Supervision of Financial Services (Provident Funds), 2014 (the “Provident Funds Regulations”), as of January 1, 2016, employees are required to provide the pension funds with certain information regarding the payments being transferred, including the transfer dates, the means of transfer and the account from which the transfer was made and in which the transfer was received. Employers are also required to provide information regarding their employees’ wages and taxable and exempt components of the payments transferred. Employers are also required to provide pension funds with certain information upon cessation of payment to the relevant employee’s fund, including the reason for such cessation and notice regarding the status of the severance pay in the event of termination of employment. After receipt of the required information, the pension fund is required to provide the employee a notice of cessation of payment and the effect such cessation will have on the employee’s rights in the pension fund. Furthermore, the Provident Funds Regulations require pension fund to provide employees feedback regarding payments transferred to the pension funds of their employees in the relevant company. In addition, late payments may bear interest, and employees may require pension funds to repay amounts paid in excess. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

In our subsidiaries in LATAM we are obliged to pay severance fees in case the companies terminate the engagement with the employee after certain period of employment.

E.	SHARE OWNERSHIP

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 31, 2017. Other than our CEO, David Mahlab, no executive officer beneficially owns more than 1% of our Ordinary Shares as of March 31, 2017.

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Shares owned as of March 31, 2017	Shares underlying options/warrants that are exercisable within 60 days of March 31, 2017
Yossi Ben Shalom (2)	Chairman of Board of Directors	28.62%	2,325,094	-
Barak Dotan (2)	Director	28.62%	2,325,094	-
Jonathan Irroni	Director	-	-	-
Jehudit Rozenberg	Director	-	-	-
Nir Cohen	Director	-	-	-
Zvi Rutenberg	Director	*	-	1,500
Gil Oren	Director	*	-	1,500
David Mahlab	President and CEO	1.56%	-	126,984
All directors and officers as a group		30.22%	2,325,094	129,984

* Less than 1%

(1)	The percentage of outstanding ordinary shares beneficially owned is based on 8,128,048 shares outstanding as of March 31, 2017 and includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2017. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2017.
(2)	As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 28.62% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation and Note 13c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of March 31, 2017, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd. (1)(2)	28.62%	2,325,094
Gandyr Investments Ltd. (3)(4)	9.77%	793,790
Phoenix	11.55%	938,756
Meitav Dash Investments Ltd.(5)	6.95%	564,315
Yalin Lapidot(6)	5.03%	408,971

*	The percentage of outstanding ordinary shares beneficially owned is based on 8,128,048 outstanding as of March 31, 2017 and includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2017. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2017. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 28.62% of our outstanding shares held by DBSI.

(2)	Based on the Schedule 13D/A filed with the SEC on November 1, 2016.

(3)	Includes shares held by Gandyr Ltd., a wholly owned subsidiary of Gandyr Investments Ltd.

(4)	Based on the Schedule 13D/A filed with the SEC on November 15, 2016.

(5)	Based on the Schedule 13G filed with the SEC on January 10, 2017.

(6)	Based on the Schedule 13G/A filed with the SEC on February 8, 2017.

As of April 19, 2017, there were 29 record holders of our ordinary shares, including 15 record holders in the United States (who held approximately 81.49% of our outstanding ordinary shares).

Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results of investments during these years, our acquisition of Cellocator in 2007, the Private Placement and Rights Offering transactions in 2012, our acquisition of Shagrir Systems in 2014 and the Shagrir Spin-off in 2016. For further information regarding such investments, acquisitions and transactions please see Item 4 – Information on the Company.

Following the Private Placement transaction and the Rights Offering transaction, both of which occurred in 2012, and after recent sales, DSBI holds, as of March 31, 2017, 2,325,094 ordinary shares, constituting 29.29% of our outstanding ordinary shares.

Pursuant to the Shagrir Systems transaction, Pointer issued 994,357 Ordinary Shares to Shagrir System’s selling shareholders, See Item 4.A. History and Development of the Company – Recent Developments.

For further information regarding these transactions please see Item 4 – Information on the Company and Item 5.B. – Liquidity and Capital Resources.

B.	RELATED PARTY TRANSACTIONS

Agreements with Shagrir Systems

In January 2014, we completed the acquisition of Shagrir Systems by acquiring the outstanding shares that we did not previously own. On December 30, 2014, we completed the transfer of certain assets and liabilities of Shagrir Systems into a new wholly owned subsidiary, Shagrir Group. Following this transfer, Shagrir, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into Pointer effective as of December 31, 2014. We distributed the shares of Shagrir Group to our shareholders as a pro rata dividend-in-kind registered the shares for trade on the Tel Aviv Stock Exchange.

On December 30, 2014, Pointer entered into a services agreement with Shagrir Group pursuant to which Pointer agreed to provide to Shagrir Group various services including marketing of Shagrir services, location and vehicle protection products and Shagrir Group agreed to provide services including bookkeeping, towing and vehicles. On December 30, 2015, Pointer and Shagrir Group signed amendments to the services and rental agreements, pursuant to which Pointer agreed to pay to Shagrir Group a total amount of NIS 2.8 million as liquidated damages due to Pointer’s breach of its obligations under a sub-lease agreement entered into by Pointer and Shagrir Group for the sub-lease of part of Shagrir Group’s facility in Holon, Israel by Pointer, by Pointer’s termination of the agreement.

On July 1, 2015, Pointer entered into a share purchase agreement with Shagrir Group for the sale of its 17,141 ordinary shares of Car2Go, representing 62.31% of the issued and outstanding share capital of Car2Go, to Shagrir Group, in consideration for NIS 17,141, par value of the shares. In addition, as part of this transaction Pointer sold to the Shagrir Group its shareholders loans provided to Car2Go in the total amount of approximately NIS 11.35 million (principal amount and accrued interest) and Shagrir Group assumed Pointer’s guarantee provided to secure Car2Go’s credit line in the amount of approximately NIS 1.3 million.

On June 28, 2016, Pointer completed the Shagrir Spin-off, following which the shares of Shagrir Group commenced trading on the TASE. In connection with the Shagrir Spin-off, approximately 97.36% of the ordinary shares of the Shagrir Group held by Pointer was distributed to holders of record of the ordinary shares of Pointer on June 7, 2016 (the “Distribution Record Date”). Holders of Pointer ordinary shares (“Pointer Shareholders”) received one Shagrir ordinary share for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax. The distribution was on a 1 to 1 basis such that one ordinary share of Shagrir Group was distributed to each Pointer Shareholder for each ordinary share of Pointer that they held. Pointer Shareholders were not required to pay any consideration or exchange Pointer ordinary shares they held in return for the Shagrir Group’s ordinary shares they received. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer.

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

On October 2, 2013, we signed a loan agreement with Pointer Brazil for a total amount of $9.8 million Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan is to be repaid in 12 quarterly payments commencing in June 2016. In December 2014, $2.8 million Brazilian Real of the loan were capitalized. In January 2016 the total outstanding amount of the loan $2.2 was capitalized.

On March 11, 2015, we signed a loan agreement with Pointer Brazil for a total amount of $0.2 million. The loan bears an annual interest rate of 6%. The loan was to be repaid in one payment as of November 30, 2015. On November 30, 2015 the total outstanding amount of the loan was capitalized.

Loans Agreement with Pointer Mexico

On September 3, 2012, we signed a loan agreement with Pointer Mexico effective as of January 1, 2011, to provide Pointer Mexico a credit in the maximum principal amount of $5.5 million. The loan bears an annual interest rate of 6%. We agreed that per Pointer Mexico’s request, and subject to its cash flow, we may extend the repayment date (originally January 31, 2014), provided that the interest shall continue to accrue on any loan amount not repaid. Any extension of the loan shall be made in writing. As of December 23rd, 2015 the total outstanding amount of the loan was capitalized.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

As of December 31, 2016, there are several claims filed and pending against our MRM segment, mainly by its customers. The claims are in an amount aggregating to approximately $0.1 million, and involve claims, which occurred during the ordinary course of business.

In August 2014, Pointer Brazil received a notification of lack of payments of $0.5 million of VAT tax (Brazilian ICMS tax) plus $2 million of interest and penalty totaling $2.5 million of infraction, as of December 31, 2016. Company is defending this litigation at court and made a provision of $0.1 million (43% of total litigation amount after reductions expected at court). The total timeframe of litigation is up to 14 years.

On August 6, 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately $12.1 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services”, and therefore subject to the State Value Added Tax. The company, based on legal advice, believes that the merits of the case are in its favor and therefore has not made any provisions for it in its consolidated financial statements in respect to the issue.

Dividends Distribution Policy

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, or the Israeli Companies Law.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2016, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

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

Period	High ($)	Low (S)
Last 6 calendar months
March 2017	9.75	8.50
February 2017	8.70	7.60
January 2017	8.50	6.95
December 2016	7.80	6.75
November 2016	7.75	6.95
October 2016	7.80	7.15
Financial quarters during the past two years
First Quarter of 2017	9.75	6.95
Fourth Quarter of 2016	7.80	6.78
Third Quarter of 2016	7.75	5.23
Second Quarter of 2016	7.48	5.49
First Quarter of 2016	6.40	5.10
Fourth Quarter 2015	7.95	4.97
Third Quarter 2015	8.62	5.41
Second Quarter 2015	8.86	7.76
Five most recent full financial years
2016	7.80	5.10
2015	8.97	4.97
2014	12.26	6.81
2013	11.84	2.36
2012	4.00	2.30

On December 19, 2006, we listed our ordinary shares on the TASE in Israel under the symbol “PNTR”. We delisted our Ordinary Shares from the TASE, effective as of April 17, 2012, and, accordingly the last trading date of our Ordinary Shares on the TASE was April 15, 2012. On March 29, 2016, we listed our ordinary shares on the TASE in Israel under the symbol “PNTR”.

Period	High (NIS)	Low (NIS)
Last 6 calendar months
March 2017	35.25	31.21
February 2017	32.08	27.82
January 2017	32.72	27.45
December 2016	30.00	27.89
November 2016	30.50	26.66
October 2016	27.90	27.25
Financial quarters during the past two years
First Quarter of 2017	35.25	27.45
Fourth Quarter of 2016	30.50	26.66
Third Quarter of 2016	29.39	21.30
Second Quarter of 2016	28.14	20.96
Five most recent full financial years
2016	30.50	20.96
2012	4.00	2.30

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our shares are listed on the NASDAQ Capital Market and TASE under the symbol “PNTR”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our registration number at the Israeli Registrar of Companies is 52-004147-6.

Articles of Association

In September 2003, we adopted our Articles of Association, or Articles, as amended most recently in August, 2011. At the shareholders meeting held on October 6, 2016, the shareholders rejected the proposal to make certain technical changes to our Articles (including with respect to (i) waiving the requirement to publish notices of shareholders’ meetings in newspapers in Israel; and (ii) amending the delivery period for proxy cards). The objective of our company as stated in the Articles and in our Memorandum of Association is to engage in any lawful activity.

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

In the case of a transaction that is not an extraordinary transaction in which an officer holder of the company has a personal interest, after the office holder complies with the above disclosure requirement, only board approval is required. In addition, pursuant to regulations recently issued by the Minister of Justice, extending or renewing the company’s engagement with its CEO also requires only Board approval (after compensation committee approval) if (i) the compensation terms are similar to the ones in effect prior to the extension or renewal, (ii) the compensation terms are compliant with the company’s compensation policy, and (iii) the CEO’s previous engagement with the company was approved by (A) shareholders majority which included a majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the approval of the engagement (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting, or (B) the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the approval of the engagement at the meeting did not exceed two percent of the aggregate voting rights in the company). The transaction must be to the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

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

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and more than half of the shareholders without a personal interest in accepting the offer approve the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if those shareholders who do not approve constitute less than 2% of the issued and outstanding share capital of the company, then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 1, 2000, held over 90% of a company’s issued and outstanding share capital. Furthermore, shareholders may petition the court to alter the consideration for the acquisition. However, subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right.

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

As stated above, the Israeli legislature, the Knesset, approved 16 Amendment to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014 and Amendment 27 which came into effect in 2016. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. An additional change to the Companies Law pursuant to these recently passed amendments included a code of recommended corporate governance practices which was attached as an annex to the Israeli Companies Law. In the explanatory notes to the legislation, the Knesset noted that an “adopt or disclose non-adoption” regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority had only issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

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

NASDAQ Listing Rules and Home Country Practices

In accordance with Israeli law and practice and pursuant to the exemption set forth in Rule 5615(a) (3) of the NASDAQ Listing Rules, we follow the provisions of the Israeli Companies Law with respect to the following requirements:

•	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and as a dual-listed company, we file quarterly financial results and other reports with TASE simultaneously to their submission with the Securities Exchange Commission on Form 6-K.

•	Quorum – Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

•	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board approval, for specified transactions, rather than those approvals under the NASDAQ Listing Rules, which require approval by the audit committee or other independent body of our board. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of the compensation of our executive officers. See also Item 10B– Additional Information – Memorandum and Articles of Association – “The Israeli Companies Law”, for further information on the approval of related party transactions.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law, rather than the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635.

•	Independence of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 5605 of the NASDAQ Listing Rules. Our board contains two independent external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Following Amendment 26 which came into effect November 25, 2014, external directors may also nominate and present themselves to the shareholders for reappointment. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

•	Audit Committee – Our audit committee does not comply with all of the requirements of NASDAQ Listing Rule 5605 (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter.

•	Compensation Committee – We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a Compensation Committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s listing standards related to Compensation Committee independence and responsibilities; nor do they require that the Company adopts and files a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a Compensation Committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholders approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholders approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	Equity Compensation Plans – We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.	MATERIAL CONTRACTS

Summaries of a number of material contracts relating to Shagrir Systems are included in the below descriptions. All of such contracts were entered into prior to the Shagrir Spin-off, and are included for informational purposes.

Cielo transaction

On October 7, 2016, we acquired, through Pointer Brazil, 100% of the issued share capital of Cielo from private owners.

In consideration for the shares, we paid to the sellers approximately $ 8.5 million in cash (using bank financing).

Brazil transaction

On October 14, 2013, we acquired 51.2% of the issued share capital of Pointer do Brasil Comercial S.A., whose trading name is, as of March 2014, Pointer do Brasil Comercial Ltda. (“Pointer Brazil”) from Bracco. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Brazil.

In consideration for the shares, we paid to Bracco approximately $ 4.3 million in cash (using bank financing) and agreed to repay loans to Bracco and a local bank, over a period of eighteen months, in an aggregate amount of approximately $ 1.2 million.

Shagrir Systems Transactions

On January 15, 2014, we acquired the 45.5% interest in Shagrir Systems that we did not previously own, following which we owned 100% of the fully consolidated the share capital of Shagrir.

In consideration for the acquired interest in Shagrir Systems: (i) we paid an aggregate of NIS 27 million (approximately $7.8 million) using bank credit facilities and (ii) we issued 994,357 Ordinary Shares to Shagrir Systems’ selling shareholders. We also filed a resale registration statement for the benefit of Shagrir Systems’ selling shareholders.

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

On December 30, 2014, Pointer entered into a services agreement with Shagrir Group pursuant to which Pointer agreed to provide to Shagrir Group various services, and on December 30, 2015, Pointer and Shagrir entered into an amendment to the services agreement. For additional information regarding the services agreement, see “Item 7.B. – Related Party Transactions” above.

On July 1, 2015, Pointer sold to Shagrir Group its 62.31% of the issued share capital of Car2Go, as well as shareholders loans (principal amount and accrued interest) of approximately NIS 11.35 million and Shagrir Group assumed Pointer’s guarantee provided to secure Car2Go’s credit line in the amount of approximately NIS 1.3 million. Following the completion of the transaction, we do not hold any of Car2Go’s shares.

On June 28, 2016, Pointer completed the Shagrir Spin-off, following which the shares of Shagrir Group commenced trading on the TASE. In connection with the Shagrir Spin-off, approximately 97.36% of the ordinary shares of the Shagrir Group held by Pointer was distributed to holders of record of the ordinary shares of Pointer on June 7, 2016 (the “Distribution Record Date”). The Pointer Shareholders received one Shagrir ordinary share for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax. The distribution was on a 1 to 1 basis such that one ordinary share of Shagrir Group was distributed to each Pointer Shareholder for each ordinary share of Pointer that they held. Pointer Shareholders were not required to pay any consideration or exchange Pointer ordinary shares they held in return for the Shagrir Group’s ordinary shares they received. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer.

Mexico Transaction

On September 3, 2015, we acquired the 26% of the issued share capital of Pointer Mexico from the Pointer Mexico Sellers. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Mexico. In consideration for the shares, we issued to the Pointer Mexico Sellers 81,081 of our ordinary shares.

Loan Agreements

As of December 31, 2016, the Company had in the aggregate approximately $15 million in outstanding loans to Bank Hapoalim and Bank Leumi which were assigned to it pursuant to the Reorganization. See Item 3D- Risk Factors or Note 10 of our consolidated financial statements for further information.

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

On February 28, 2012, Shagrir Systems signed an agreement with the non-controlling shareholder of Car2go, pursuant to which Shagrir Systems invested NIS 3 million in cash or in services in consideration for 3,087 of Car2go’s Ordinary shares. Following the issuance, Shagrir Systems holds 58.46% of Car2go. However, the terms of the agreement provide that if there is no additional investment in Car2go by a third party within two years from signing, Shagrir Systems’s holding may be retroactively increased to 62.31%. On February 28, 2014, pursuant to the Investment Agreement, Car2go issued an additional 2,542 ordinary shares to Shagrir, which together with its previous holdings, constitute 62.31% of the share capital of Car2go. On April 9, 2014, Shagrir Systems provided Car2go with a convertible loan in the amount of NIS 3 million bearing interest at an annual rate of 7%. The loan is repayable in twelve quarterly installments commencing on the second anniversary of the loan.

On February 22, 2016, Shagrir Systems signed a convertible loan agreement with Car2go, pursuant to which Shagrir Systems, together with the Investors, shall provide Car2Go a convertible loan of NIS 5 million, of which approximately 3.8 million shall be provided by Shagrir Systems. The loan is linked to the Israeli CPI and bears an interest rate of 7%. Any part of the loan shall be provided following Car2Go’s notice provided to the Investors, which shall be given by no later than 18 months following the date of the agreement. The loan shall be repayable in twelve equal quarterly installments commencing on the second anniversary of the loan. In addition, should Car2Go raise funds equal to no less than NIS 5 million from third parties within 12 months following the date of the loan, the Investors shall have the right to convert any outstanding loan amount into shares of the same kind issued to the third party investors, with a 30% discount. Should Car2Go not raise such funds, the Investors shall have the right to convert any outstanding loan amount into preferred A shares of Car2Go based on a pre-money valuation of NIS 10 million on a fully diluted basis.

In order to finance our acquisition of Pointer Brazil on October 2013, the Company received loan in the amount of $2 million from Bank Hapoalim, of which approximately $0.7 million remains outstanding as of December 31, 2016. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan should be repaid in 12 quarterly installments commencing March 31, 2015.

In order to finance our acquisition of Cielo on October 2016, the Company received loan in the amount of $3 million from Bank Hapoalim and $3 million from Bank Leumi, of which approximately $6 million remains outstanding as of December 31, 2016. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan from Bank Hapoalim should be repaid in 12 quarterly installments commencing December 31, 2017 and the loan from Bank Leumi should be repaid in 12 quarterly installments commencing September 30, 2017, and are subject to certain covenants as described in Note 10. In addition, the covenants for our outstanding previous loans were amended in connection with the acquisition of Cielo.

For further information, see Note 10 of our consolidated financial statements. For additional Information see Item 9C – Acquisition of Cellocator Ltd.

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

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for the 2017 and 2018 Budget Years), 2016 which reduces the corporate tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Tax benefits under the 2011 Amendment

In January 2011, the Knesset enacted a reform to the Law for the Encouragement of Capital Investments, 5719-1959 (the “Law”), effective January 2011 (the “2011 Amendment”). According to the 2011 Amendment a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 12.5% with respect to its income derived by its Preferred Enterprise in 2013 and 2014, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. However, under a recent amendment (the “2013 Amendment”) as of 2014 a Preferred Company may only be entitled to reduced corporate tax rates of 16% and 9%, respectively. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

In June 2005, an amendment to the Research Law became effective, which amendment was intended to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS funded know-how outside of Israel. The amendment permitted the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of demanding the recipient to pay increased royalties as described above. The amendment further permitted, under certain circumstances and subject to the OCS’s prior approval, the transfer outside Israel of know-how that has been funded by OCS, generally in the following cases: (a) the grant recipient paid to the OCS a portion of the consideration paid for such funded know-how (according to certain formulas, and up to a maximum of six times the grants plus interest), or (b) the grant recipient received significant know-how from a third party in exchange for its funded know-how.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found to not to have the required flexibility in today’s rapidly changing world. Pursuant to the R&D Amendment, the OCS shall be replaced with the newly Authority, which will be comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs, will be required to determine certain characteristics which are mainly technical but also include the type of Benefit (a “Benefit”, as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares) to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of OCS-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council’s discretion currently causes much ambiguity as to the implementation of the R&D Amendment. In addition, it should be noted that the R&D Amendment came into force on January 1, 2016, after which it seems that the pre-R&D Amendment regulations which determined material matters such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc. will be rescinded, thus adding to the current uncertainty created by the R&D Amendment.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Authority on any change in control of the recipient or a change in the holdings of the means of control of the recipient in case such a change results in a foreign resident becoming an interested party directly in the recipient and requires the new interested party to undertake to the Authority to comply with the R&D Law. In addition, the rules of the Authority may require prior approval of the Authority or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any foreign resident who acquires 5% or more of our ordinary shares will be required to notify the Authority that it has become an interested party and to sign an undertaking to comply with the R&D Law. In addition, the rules of the Authority require obtaining the Authority’s approval prior to any offering of shares to the public.

The Israeli authorities have indicated in the past that the government may reduce or abolish grants from the OCS in the future. While the rules governing the OCS funding have been amended as detailed above, there is no certainty that Benefits will be maintained, and we cannot assure you that we will receive Benefits in the future.

Israeli Capital Gains Tax

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder who is the owner of 10% or more in the right to profits, right to nominate a director (or an officer), voting rights, right to receive assets upon liquidation, or right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right) in the company issuing the shares.

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

An additional income tax at a rate of 2% will be imposed on high earners individuals whose annual income or gain exceeds NIS 810,720.

For gains derived from the sale of an asset acquired before January 1, 2012, and sold on or after such date, other rates of tax will apply depending upon the length of time for which the asset was held.

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 25%.

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

Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12 month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. In addition, in the event that (1) the capital gains arising from the sale of our company’s shares will be attributable to a permanent establishment of the shareholder located in Israel, or (2) the shareholder, being an individual, will be present in Israel for a period or periods aggregating 183 days or more during a taxable year, the aforesaid exemption shall not apply.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l−800−SEC−0330 for further information on the public reference room. In addition, such information concerning our company can be inspected and copied at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also generally make available on our own web site (www.pointer.com) all our interim and year-end financial statements as well as other information. The information contained in, or incorporated into, our website is not part of this annual report.

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

In the course of our ordinary course of business, we are exposed to market risks that include fluctuations in foreign currency exchange rates, interest rates and the Israeli, Argentinean and Brazilian CPI. Other than if we deem it to be necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments.

The reporting currency of Pointer is the U.S. Dollar. Within the parent company, the Cellocator operations’ functional currency is the U.S. Dollar. The majority of Pointer’s revenues is generated in or linked to Dollars and a substantial portion of its costs is incurred in Dollars. Therefore, the Dollar is the currency of the primary economic environment in which Cellocator operates. The MRM operation’s functional currency is mostly NIS and other foreign currencies. The majority of the MRM operation’s revenues in Israel are generated in, or linked to, NIS and a substantial portion of its costs is incurred in NIS. Therefore, the NIS is the currency of the primary economic environment in which the MRM operation operates.

The functional and reporting currency of our Argentinean subsidiary is its local currency, the Argentine Peso.

The functional and reporting currency of our Mexican subsidiary is its local currency, the Mexican Peso.

The functional and reporting currency of our Brazilian subsidiaries is its local currency, the Brazilian Real.

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

As of December 31, 2016 and 2015, accumulated foreign currency translation differences are $(5.6) million and $(6.3) million, respectively.

Foreign exchange risk

While Pointer’s functional currency is the US Dollar, Pointer also has some non-US Dollar or non-US Dollar linked currency exposures. These exposures are mainly derived from Pointer’s non-US Dollar revenues and expenses and non-US Dollar accounts receivable, payments to suppliers and subcontractors, obligations in other currencies and payroll related expenses which are mainly incurred in NIS.

Our operating and pricing strategies take into account the changes in exchange rates which occur over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. As of December 31, 2012 the Company had forward exchange contracts for the acquisition of approximately NIS 1.77 million in consideration for $0.45 million that will mature in January 2013. The Company did not have any forward exchange contracts in 2013, 2014, 2015 or 2016. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2016, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end US Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2016 we had net assets of $34.5 million and net income of $3.1 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $0.3 million net decrease in our net income.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2016 we had net assets of $1.5 million and net income of $4 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $0.4 million net decrease in our income.

Our revenues and expenses generated in Brazilian Real are exposed to exchange rate fluctuations between the Brazilian Real and the US Dollar. As of December 31, 2016 we had net assets of $1.3 million and net loss of $0.5 million, denominated in the Brazilian Real. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the Brazilian Real would thus result in an approximate $46,000 net increase in our income.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the US Dollar. As of December 31, 2016 we had net assets of $0.8 million and net income of $0.4 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in an approximate $40,000 net decrease in our income.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the US Dollar. As of December 31, 2016 we had we had net assets of $1.7 million and net income of $0.5 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately a $50,000 net decrease in our income.

Our revenues and expenses generated in Indian Rupee are exposed to exchange rate fluctuations between the Indian Rupee and the US Dollar. As of December 31, 2016 we had we had net assets of $0.9 million and net income of $1.2 million, denominated in the Indian Rupee. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Indian Rupee would thus result in approximately a $0.12 million net decrease in our income.

Our revenues and expenses generated in South African Rand are exposed to exchange rate fluctuations between the South African Rand and the US Dollar. As of December 31, 2016 we had we had net assets of $1.1 million and net profit of $37,000, denominated in the South African Rand. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the South African Rand would therefore be immaterial.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders. Please see Item 5 – Operating Results- Impact of Exchange Rate Fluctuations for further information. As of December 31, 2016, we had outstanding loans of $15 million which bear variable interest rates.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI. As of December 31, 2016, we had no outstanding loans which are linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2016	2017	2018	2019	2020 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		1,138	-	-	-	-
Cash - in NIS		2,948	-	-	-	-
Cash - in other currency:		1,981	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in other currencies		-	-	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	4,497	4,861	2,330	2,668	-
In other currencies	17	339	329	-	-	-

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2016. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2016, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

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

On June 22, 2003, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. The text of this code is available free of charge upon written request addressed to: Quality Manager, Pointer Telocation Ltd., 14 Hamelacha Street, Rosh Ha’ayin, 48091 Israel, fax: +972-3-5719698.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by our principal auditor Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2016 and 2015.

127

	2016	2015

Audit Fees (1)	129	139
Audit Related Fees (2)	-	10
Tax Fees (3)	12	14
All Other Fees	-	5

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for services not provided in Audit Fees.

(3)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments.

Pre-Approval Policies and Procedures

Our Audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The Audit Committee has not approved prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the Audit Committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2016 were approved by our Audit Committee.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules, as follows:

•	Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders, but we do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•	As opposed to Rule 5620(c) of the NASDAQ Listing Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person holding 25% of the voting power of the company.

•	All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law, and are not subject to the review process set forth in Rule 5630 of the NASDAQ Listing Rules. For a detailed discussion please see Item 10.B. - Additional Information – Memorandum and Articles of Association- “NASDAQ Listing Rules and Home Country Practices”.

•	We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•	A majority of our board of directors is not comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our directors. Effective as of November 25, 2014, the Israeli law allows external directors to present their nomination to the shareholders themselves, however, it does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•	Our audit committee does not comply with all the requirements of Rule 5605 of the NASDAQ Marketplace Rules (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see Item 6 - Directors, Senior Management and Employees – “Board Practices.

•	We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

See Item 6 - Directors, Senior Management and Employees – “Board Practices” and Item 10.B. - Additional Information – “NASDAQ Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Registrant, incorporated herein by reference to Exhibit 1.2 to the Registrant’s Form 20-F, filed with the Commission on March 29, 2012.

4.1	English Summary of Purchase Agreement by and among Shagrir Systems Ltd., K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay dated October 11, 2011, as amended by an amendment dated January 1, 2012, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F, filed with the Commission on March 29, 2012.

4.2	The Compensation Policy of the Registrant approved by the Shareholders on October 6, 2016, filed by us as Annex B to Proposal 4 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on August 23, 2016, and incorporated herein by reference.

4.3	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form F-3, filed with the Commission on March 11, 2014.

4.4	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form F-3, filed with the Commission on March 11, 2014.

4.5	Share Purchase Agreement dated as of September 16, 2013 between Pointer do Brasil Participações Ltda. And Bracco do Brasil Empreendimentos e Participações Ltda., (the “Brazil SPA”), incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F, filed with the Commission on March 27, 2014.

4.6	1st Amendment to the Brazil SPA, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F, filed with the Commission on March 27, 2014.

4.7	Management Service Agreement between the Company and DBSI dated May 27, 2014, as approved by the Shareholders on May 27, 2014, filed by us as Exhibit B to Proposal 6 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

4.8	Letter of Indemnification between the Company and the Directors of the Company related to DBSI Investments Ltd., the Company’s controlling shareholder, dated August 1, 2014, as approved by the Shareholders on May 27, 2014, filed by us as Exhibit C to Proposal 7 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on April 14, 2014, and incorporated herein by reference.

4.9	Purchase and Sale Agreement dated as of August 24, 2016 by and among the Pointer do Brasil Comercial Ltda., the Kolberg Family Members and the Companies, as defined therein.*

8.1	A list of our subsidiaries.*

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).*

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Pointer Argentina S.A.)*

14.3	Consent of Baker Tilly Brasil Auditors Independentes S/S (Pointer do Brasil Comercial Ltda.)*

14.4	Consent of Baker Tilly Brasil Norte SS Auditors Independentes (Pointer do Brasil Comercial Ltda.)*

14.5	Consent of Mazars Certified Public Accountants (Pointer SA (PTY) Ltd.)*

* Filed herein

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

April 27, 2017

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

POINTER TELOCATION LTD.

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. (“the Company”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes inequity and cash flows for each of the three years in the period ended December 31, 2016, , and the related notes to the consolidated financial statements.

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Pointer Argentina S.A, Pointer Do Brasil Comercial Ltda. and Pointer SA (PTY) Ltd., (the “Subsidiaries”), whose financial statements reflect total assets constituting 22.4% and 7.1% as of December 31, 2016 and 2015, respectively, and total revenues constituting 27%, 15.2% and 7.7% of the related consolidated revenues for the years ended December 31, 2016, 2015 and 2014, respectively. The financial statements of the Subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for the Subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether consolidated the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operation and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm	Grant Thornton Argentina Av. Corrientes 327 Piso 3° C1043AAD - Buenos Aires Argentina T +54 11 4105 0000 F +54 114105 0100 E post@ar.gt.com www.gtar.com.ar

To the Shareholders of Pointer Argentina S.A.

We have audited the accompanying balance sheets of Pointer Argentina S.A. (“the Company”) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, changes in shareholders’ surplus, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer Argentina S.A. as of December 31, 2016 and 2015 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina

February 8, 2017

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

POINTER DO BRASIL COMERCIAL LTDA.

1.	We have audited the accompanying balance sheets of Pointer do Brasil Comercial LTDA. (“the Company”) as of 31st. December 2015, and the related statements of income, of changes in shareholders’ equity accounts and of cash flows for each of the two years in the period ended 31st December 2015, accompanied by explanatory notes, expressed in US Dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of 31st. December 2015 and the results of its operations, the changes in shareholders’ equity accounts and its cash flows for each of the two years in the period ended 31st December 2015, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil, 16th. February 2016 (revised).

RICARDO JULIO RODIL

ACCOUNTANT - CRC-1SP111444/O-1

BAKER TILLY BRASIL AUDITORES INDEPENDENTES S/S

CRC-2SP016754/O-1

INDEPENDENT AUDITORS’ REPORT

To the Quotaholders of

POINTER DO BRASIL COMERCIAL LTDA

We have audited the financial statement of POINTER DO BRASIL COMERCIAL LTDA (“the company”), which comprise the balance sheet as of December 31, 2016, and the related statements of comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of POINTER DO BRASIL COMERCIAL LTDA as of December 31, 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Barueri (SP) – Brazil, April 21st, 2017.

/s/ Vicente Luiz Reis Lauria

Vicente Luiz Reis Lauria

Acountant – CRC-AM 002.072/O-6 “S”

Baker Tilly Brasil Norte SS Auditores Independentes – EPP

CRC-AM 000.154/O-1 “S”

MAZARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pointer SA (Pty) Ltd (previously known as Global Telematics SA (Pty) Ltd)

We have audited the accompanying balance sheets of Pointer SA (Pty) Ltd as of 31 December 2016 and 31 December 2015, and the related statements of income, comprehensive income, changes in equity, and cash flows for the years ended 31 December 2016 and 31 December 2015. Pointer SA (Pty) Ltd.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointer SA (Pty) Ltd at 31 December 2016 and 31 December 2015, and the results of its operations and its cash flows for for the years ended 31 December 2016 and 31 December 2015, in conformity with accounting principles generally accepted in the United States of America.

Mazars

Partner: Andries Batt
Registered Auditor
10 February 2017
Cape Town

REGISTERED AUDITOR - A FIRM OF CHARTERED ACCOUNTANTS (SA) • IRBA REGISTRATION NUMBER 900222

Mazars House Rialto Road Grand Moorings Precinct Century City 7441 * PO Box 134 Century City 7446 • Docex 9 Century City
Tel: +27 21 Si8 5000 * Fax: +27 21 818 5001 • cpt@mazars.co.za ♦ www.mazars.co.za

PARTNERS: h SAVEN (NATIONAL CHAIRMAN), MC OLCKERS (MANAGING PARTNER), LD AURET, JM BARNARD, AK BATT, H CASPER, F) CRONJE, AS DE JAGER, DS DOLLMAN,

M EDELBERG, Y FERREIRA, AK HOOSAIN, MY ISMAIL, CS MCMASTER, FN MILLER, AC MORRIS, S NAIDOO, MG ODENDAAl, D RESNICK, BG SACKS, MA SALEE, N SILBOWITZ,

DL SMITH, SM SOLOMON, HH SWANEPOEL, M)A TEUCHERT, |C VAN TUBBERGH, EC VAN HEERDEN, J WESSELS, K ZAACKS

Praxiiy MEMBER • GLOBAL ALLIANCE OF INDEPENDENT FIRMS

A FULL LIST OF NATIONAL PARTNERS IS AVAILABLE ON REQUEST OR AT WWW.mazars.co.za

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,066	$7,252
Trade receivables (net of allowance for doubtful accounts of $ 1,281 and $ 1,053 at December 31, 2016 and 2015, respectively)	11,464	9,494
Other accounts receivable and prepaid expenses (Note 3)	2,504	1,596
Inventories (Note 4)	5,242	4,697
Current assets of discontinued operation (Note 18)	-	11,616

Total current assets	25,276	34,655

LONG-TERM ASSETS:
Long-term loan to related party	831	-
Long-term accounts receivable	564	490
Severance pay fund (Note 2r)	2,878	2,740
Property and equipment, net (Note 5)	5,614	3,278
Other intangible assets, net (Note 6)	2,178	443
Goodwill (Note 7)	38,107	31,388
Deferred tax asset (Note 15)	1,433	3,086
Long term assets of discontinued operation (Note 18)	-	27,358

Total long-term assets	51,605	68,783

Total assets	$76,881	$103,438

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	$4,836	$4,820
Trade payables	7,116	4,651
Deferred revenues and customer advances	1,037	671
Other accounts payable and accrued expenses (Note 9)	6,839	5,168
Current liabilities of discontinued operation (Note 18)	-	15,142

Total current liabilities	19,828	30,452

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 10)	10,182	8,385
Deferred taxes and other long-term liabilities (Note 11)	976	258
Accrued severance pay (Note 2r)	3,206	3,345
Long term liabilities of discontinued operation (Note 18)	-	5,963

Total long term liabilities	14,364	17,951

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

EQUITY:
Pointer Telocation Ltd’s shareholders’ equity:
Share capital (Note 13)
Ordinary shares of NIS 3 par value - Authorized: 16,000,000 shares at December 31, 2016 and 2015; Issued and outstanding: 7,873,919 and 7,784,644 shares at December 31, 2016 and 2015, respectively	5,837	5,770
Additional paid-in capital	128,438	128,410
Accumulated other comprehensive loss	(5,633)	(6,254)
Accumulated deficit	(86,115)	(71,822)

Total Pointer Telocation Ltd’s shareholders’ equity	42,527	56,104

Non-controlling interest	162	(1,069)

Total equity	42,689	55,035

Total liabilities and equity	$76,881	$103,438

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2015	2014
Revenues (Note 17c):
Products	$22,784	$22,266	$27,747
Services	41,569	38,301	38,458

Total revenues	64,353	60,567	66,205

Cost of revenues:
Products	13,904	13,435	16,267
Services	18,672	17,879	18,850

Total cost of revenues	32,576	31,314	35,117

Gross profit	31,777	29,253	31,088

Operating expenses:
Research and development	3,669	3,409	3,390
Selling and marketing	11,774	10,468	9,331
General and administrative	9,004	8,580	9,550
Other general and administrative expenses (Note 1b)	-	-	376
Other income (Note 1g)	-	-	(288)
Amortization of intangible assets	473	538	994
Acquisition related costs	609	-	-
Impairment of intangible and tangible assets	-	917	158

Total operating expenses	25,529	23,912	23,511

Operating income	6,248	5,341	7,577
Financial expenses, net (Note 19a)	1,046	729	2,163
Other expenses , net (Note 19b)	9	10	203

Income before taxes on income	5,193	4,602	5,211
Tax expenses (income), (Note 15)	1,845	1,131	(8,849)

Income from continuing operations	3,348	3,471	14,060
Income (loss) from discontinued operation, net	154	327	(1,320)
Net income	$3,502	$3,798	$12,740

Other comprehensive income:
Currency translation adjustments of foreign operations	1,311	(3,423)	(4,292)
Total comprehensive income	$4,813	$375	$8,448

Profit (loss) from continuing operations attributable to:
Pointer Telocation Ltd’s shareholders	3,324	3,546	14,275
Non-controlling interests	24	(75)	(215)
	$3,348	$3,471	$14,060

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

Profit (loss) from discontinued operations attributable to:
Pointer Telocation Ltd’s shareholders	120	399	(822)
Non-controlling interests	34	(72)	(498)
	$154	$327	$(1,320)

Earnings per share attributable to Pointer Telocation Ltd’s Shareholders (Note 14):

Basic net earnings (loss):
Earnings from continuing operations	$0.43	$0.45	$1.92
Earnings (loss) from discontinued operations	$0.02	$0.05	$(0.11)

Diluted net earnings (loss):
Earnings from continuing operations	$0.43	$0.44	$1.85
Earnings (loss) from discontinued operations	$0.02	$0.06	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd’s Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2014	5,565,558	3,878	120,996	1,456	(89,220)	5,529	42,639
Issuance of share capital (net of issue expenses of USD 383 thousands)	2,123,006	1,827	19,615	-	-	-	21,442
Stock-based compensation expenses	-	-	375	-	-	-	375
Acquisition of non-controlling interests	-	-	(11,368)	-	-	(7,740)	(19,108)
Other comprehensive income	-	-	-	(4,365)	-	73	(4,292)
Net loss attributable to Non -controlling interest	-	-	-	-	-	(713)	(713)
Net income attributable to Pointer shareholders	-	-	-	-	13,453	-	13,453

Balance as of December 31, 2014	7,688,564	$5,705	$129,618	$(2,909)	$(75,767)	$(2,851)	$53,796
Issuance of shares in respect of Stock-based compensation	14,999	3	11	-	-	-	14
Stock-based compensation expenses	-	-	309	-	-	-	309
Acquisition of non-controlling interests	81,081	62	(1,528)	-	-	2,007	541
Other comprehensive income	-	-	-	(3,345)	-	(78)	(3,423)
Net loss attributable to Non -controlling interest	-	-	-	-	-	(147)	(147)
Net income attributable to Pointer shareholders	-			-	3,945	-	3,945

Balance as of December 31, 2015	7,784,644	$5,770	$128,410	$(6,254)	$(71,822)	$(1,069)	$55,035
Issuance of shares in respect of Stock-based compensation	89,275	67	31	-	-	-	98
Stock-based compensation expenses	-	-	320	-	-	-	320
Exercise of options in subsidiary	-	-	(323)	323	-	-	-
Distribution of a subsidiary as a divided in kind	-	-	-	(213)	(17,737)	373	(17,577)
Other comprehensive income	-	-	-	511	-	800	1,311
Net loss attributable to Non -controlling interest	-	-	-	-	-	58	58
Net income attributable to Pointer shareholders	-	-	-	-	3,444	-	3,444

Balance as of December 31, 2016	7,873,919	$5,837	$128,438	$(5,633)	$(86,115)	$162	$42,689

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:
Net income	$3,502	$3,798	$12,740
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,258	3,959	4,767
Impairment of tangible and intangible assets	-	917	1,122
Gain from a bargain purchase	-	-	(288)
Accrued interest and exchange rate changes of debenture and long-term loans	29	(888)	17
Accrued severance pay, net	20	17	56
Gain from sale of property and equipment, net	(232)	(143)	(95)
Stock-based compensation	320	309	375
Decrease in restricted cash	-	62	19
Increase in trade receivables, net	(3,489)	(236)	(1,141)
Increase in other accounts receivable and prepaid expenses	(942)	(469)	(21)
Decrease (increase) in inventories	(1,063)	658	(462)
Decrease (increase) Deferred income taxes	1,774	1,080	(9,120)
Decrease (increase) in long-term accounts receivable	99	(91)	126
Increase (decrease) in trade payables	3,346	1,277	(654)
Increase (decrease) in other accounts payable and accrued expenses	2,455	(1,448)	(1,845)

Net cash provided by operating activities	9,077	8,802	5,596

Cash flows from investing activities:
Purchase of property and equipment	(4,129)	(3,616)	(4,458)
Purchase of other intangible assets	(115)	-	-
Proceeds from sale of property and equipment	648	1,266	1,529
Acquisition of subsidiary (a)	(8,531)	-	(688)
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	-	(41)

Net cash used in investing activities	(12,127)	(2,350)	(3,658)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from financing activities:

Receipt of long-term loans from banks	6,263	14,934	12,577
Repayment of long-term loans from banks	(4,976)	(19,503)	(8,986)
Repayment of long-term loans from shareholders	-	-	(301)
Repurchase of shares from non-controlling interests	-	-	(7,740)
Proceeds from issuance of shares and exercise of options, net of issuance costs	98	15	10,074
Distribution as a dividend in kind of previously consolidated subsidiary (b)	(1,870)	-	-
Short-term bank credit, net	716	(915)	(1,640)

Net cash provided (used) in financing activities	231	(5,469)	3,984

Effect of exchange rate on cash and cash equivalents	(462)	(193)	(714)

Increase (decrease) in cash and cash equivalents	(3,281)	790	5,208
Cash and cash equivalents at the beginning of the year	9,347	8,557	3,349

Cash and cash equivalents at the end of the period- continuing operations	6,066	7,252	8,548
Cash and cash equivalents at the end of the period- discontinued operation	-	2,095	9

Cash and cash equivalents at the end of the year	$6,066	$9,347	$8,557

(a)	Acquisition of subsidiary:
	Working capital (Cash and cash equivalent excluded)	$(334)	$-	$(221)
	Property and equipment	(1,239)	-	(565)
	Intangible assets	(2,098)	-	(190)
	Goodwill	(6,070)	-	288
	Deferred taxes	714	-	-
	Payables for acquisition of investments in subsidiaries	496	-	-

		$(8,531)	$-	$(688)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2016	2015	2014
(b)	Distribution as a dividend in kind of previously consolidated subsidiary:
	The subsidiaries’ assets and liabilities at date of distribution:
	Working capital (excluding cash and cash equivalents)	(5,443)	-	-
	Property and equipment	7,048	-	-
	Goodwill and other intangible assets	15,883	-	-
	Other long term liabilities	(1,781)	-	-
	Non-controlling interest	373	-	-
	Accumulated other comprehensive loss	(213)	-	-
	Dividend in kind	(17,737)	-	-

		$(1,870)	$-	$-

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries’ assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$-	$18
	Property and equipment	-	-	30
	Long term loans from banks and others	-	-	(5)
	Non-controlling interests	-	-	125
	Loss from sale of subsidiaries	-	-	(209)

		$-	$-	$(41)

(d)	Non-cash investing activity:

	Purchase of property and equipment	$48	$378	$45
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$-	$-	$11,368

(e)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$567	$640	$2,604

	Income taxes	$20	$27	$367

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

The Company provides services, for the most part, in Israel, Argentina, Mexico, South Africa and Brazil, through its local subsidiaries and affiliates. The Company sells its products worldwide through direct sell, its local subsidiaries and affiliates to independent operators provide similar services in Latin America, Europe and other countries utilizing the Company’s technology and operational know-how. The Company’s shares are traded on the NASDAQ Capital Market.

b.	As of January 14th, 2014 The Company held 54.48% of the share capital of Shagrir Systems Ltd. (“Shagrir”). On January 15th, 2014 the Company acquired the 45.5% remaining interest in Shagrir. In consideration for the acquired interest in Shagrir: (i) the Company paid an aggregate of $7.8 million using credit facilities from banking institutions and (ii) issued 994,357 Ordinary Shares to Shagrir’s selling shareholders.

Shagrir is engaged in the field of road side assistance (“RSA”), towing services and stolen vehicle recovery in Israel.

On May 15, 2009, the Company’s subsidiary Shagrir acquired ownership of 51% of the ordinary shares of Car2go Ltd., which is engaged in car sharing and motor vehicle rental.

During 2012, Shagrir’s ownership increased to 62.3%.

In 2014, following the annual goodwill impairment test in accordance with ASC 350 “Intangibles - Goodwill and Others”, the Company fully impaired the goodwill attributed to Car2Go at the amount of $528. These amounts were recorded in the 2014 Consolidated Statement of Operation under the discontinued operation. The material assumptions used for the income approach for 2014 were 5 years of projected net cash flows, a discount rate of 14% and a long-term growth rate of 3%

On April 9, 2014, Shagrir signed an agreement with car 2 go according to which Shagrir provided Car2go a convertible loan totaling NIS 3 million (“the loan principal”). The loan principal is linked to the Israeli CPI and bears annual interest of 7% to be calculated on a compounded interest basis. The loan principal, the interest and the linkage (as defined below) will be repaid by Car2go starting from the end of two years from the date of receiving the loan provided that Shagrir has not repaid the loan or converted the loan into equity prior to the maturity dates specified below.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

On December 30, 2014, Shagrir sold the RSA operation, assets and liabilities into a new wholly owned subsidiary, Shagrir Group Vehicle Services Ltd (“Shagrir Group”). Following this transaction, Shagrir, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), was merged into the company effective as of December 31, 2014 (the “Reorganization”) following the merger Shagrir was liquidated.

Following the transaction Shagrir recorded expenses related to the transaction in the amount of $683 (out of which $200 was paid till December 31, 2014 and the balance was paid during 2015). As a result of the Reorganization, Shagrir concluded that certain ERP systems will not be used and that certain motor vehicles will be sold and therefore were classified as held for sale. As a result, the Company recorded an impairment charge in the amount of $594 related to the ERP system and the motor vehicles.

Following the merger of Shagrir into the company, the company recorded tax income in the amount of $8,831 due to decrease in valuation allowance related to carry forward losses of the company that are more likely than not to be offset against future income and other temporary differences. See also Note 15.

In July 2015, Shagrir sold the 62.31% of Car2Go’s issued share capital that it held to Shagrir Group, as well as convertible shareholder loans provided by the company to Car2Go in the total amount of NIS 11.35 million and Shagrir Group assumed the Company’s guarantees provided to secure Car2Go’s obligations and undertakings, including its guarantee provided to secure Car2Go’s credit line in the amount of approximately NIS 1.3 million and the company’s guarantee provided to secure Car2Go’s obligations and undertakings towards Pacific Vehicle and Transportation Ltd. in the amount of approximately NIS 11.37 million in consideration. Since Car2go is Shagrir’s subsidiary, the results of Car2go until the date of the spinoff are included in the Company’s results as discontinued operations.

On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir’s shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer’s results as discontinued operations. See also Note 18.

c.	The Company holds 93% of the share capital of Argentina SA’s (formerly: Tracsat S.A.) (“Pointer Argentina”). Pointer Argentina is the operator of the Company’s systems and products that provides fleet management and stolen vehicle recovery services in Buenos Aires, Argentina.

d.	The Company holds 100% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. (“Pointer Mexico”). After the company completed in 2015 the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that the company did not previously own, from Pointer Recuperacion de Mexico, S. de R.L. de C.V. (the “Pointer Mexico Sellers”), in consideration for the issuance of 81,081 of the company ordinary shares to the Pointer Mexico Sellers.

Pointer Mexico provides fleet management and stolen vehicle recovery services to its customers in Mexico as well as distributing the Company’s products.

e.	In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brasil Comercial S.A. (“Pointer Brazil”). Pointer Brazil provides location, tracking and fleet management vehicles services to its customers in Brazil. As of October 13th, 2013 Company held 48.8% of the share capital in Pointer Brazil.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In March 2014, Pointer Brazil changed its legal form from corporation to Limited Liability Company (LLC), and its trading name from Pointer do Brasil Comercial S.A. to Pointer do Brasil Comercial Ltda., according to its article of association duly registered and properly approved by its shareholders.

In July 2013, the Company incorporated a wholly-owned subsidiary in Brazil at the name of Pointer do Brasil Participações Ltda. (“Pointer Brazil Holdings”).

On October 14, 2013, the Company acquired the remaining 51.2% of the issued share capital of Pointer Brazil from Bracco do Brasil Empreendimentos e Participações Ltda.

(“Bracco”) through Pointer Brazil Holdings. Following the completion of the transaction, the Company holds 100% of the issued share capital of Pointer Brazil.

In May 2014, Pointer Brazil was merged with Pointer Brazil Holdings. As a result of this merger, The Company holds directly 100% of the issued share capital of Pointer Brazil.

In 2015, following the annual goodwill impairment test in accordance with ASC 350 “Intangibles - Goodwill and Others”, the Company impaired the goodwill attributed to Brazil at the amount of $ 758. These amounts were recorded in the 2015 Consolidated Statement of Operation under the captions “Impairment of intangible and tangible assets”. The material assumptions used for the income approach for 2015 were 5 years of projected net cash flows, a discount rate of 25% and a long-term growth rate of 7.1% During 2016 there was no impairment.

f.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

g.	On September 9, 2014, the Company acquired a 100% interest in Global Telematics S.A. Proprietary Limited (“Global Telematics”), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

The acquisition-date fair value of the consideration transferred totaled to $ 1 million in cash.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, “Business Combinations”. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition

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

h.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited.

i.	On September 12, 2013, a shareholders meeting of the Company approved a compensation Policy for the Company’s directors and officers. The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.

j.	On October 7, 2016, the Brazilian subsidiary acquired a 100% interest in Cielo Telecom Ltd. (“Cielo”), a fleet management services company based in South Brazil.

The acquisition-date fair value of the consideration transferred totaled to $ 8.5 million in cash.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, “Business Combinations”. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

Working capital, net	334
Property and equipment	1,239
Other intangible assets	2,100
Goodwill	6,068
Deferred taxes	(714)
Payables for acquisition of investments in subsidiaries	(496)

$8,531

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2015 and 2016, assuming that the acquisitions of Ceilo occurred on January 1, 2015. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2016	2015
	Unaudited

Revenues	$67,468	$64,516

Net income attributable to Pointer shareholders’ from continuing operations	$3,820	$4,206

Basic income per share	$0.49	$0.53

Diluted income per share	$0.48	$0.53

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

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

For those subsidiaries whose functional currency has been determined to be their local currency (For Pointer Argentina- the Argentinean peso; for Pointer Mexico- the Mexican peso; for Pointer Inc. the dollar; for Pointer do Brazil Comercial Ltda., for Pointer Brazil Holdings and Cielo Telecom Ltda. the Brazilian Real), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. All exchange gains and losses from the remeasurements mentioned above, are reflected in the statement of operations as financial expenses or income, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

Changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. Losses of partially owned consolidated subsidiaries shall be continued to be allocated to the non-controlling interests even when their investment was already reduced to zero.

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

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average” cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2016, 2015 and 2014, the Company and its subsidiaries wrote off approximately $147, $113 and $86, respectively. The write-offs are included in cost of revenues.

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

Goodwill reflects the excess of the purchase price of the acquired activities over the fair value of net assets acquired. Pursuant to ASC 350, “Intangibles - Goodwill and Other”, goodwill is not amortized but rather tested for impairment at least annually, at the reporting unit level.

The Company identified several reporting units based on the guidance of ASC 350.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The company didn’t apply the qualitative option .

Regarding goodwill impairment in 2015 and 2014, see note 1b and Note 1e. No impairment losses were identified in the year 2016.

h.	Identifiable intangible assets:

Intangible assets consist of the following: a brand name, customers’ related intangibles, developed technology and acquired patents. Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Intangible assets are stated at amortized cost.

The customers’ related intangibles are amortized over a five- to nine-year period.

Backlog is amortized over a three-year period.

Non-competition agreement is amortized over a three-year period.

Brand name is amortized over a ten-year period.

Customer related intangibles are amortized based on the accelerated method. For customer related intangibles in respect with the Brazil transaction during 2013 and the transaction during 2016, the Company used the straight line method, the differences from the accelerated method were immaterial.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The other intangibles are amortized based on straight line method over the periods above mentioned.

i.	Impairment of long-lived assets:

The Company’s long lived assets are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant, and Equipment- Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Impairment losses have been identified as of December 31, 2014 in the amount of $292 regarding ERP and $302 regarding motor vehicle. (See also Note 1b)

No impairment losses were identified in 2016 and 2015.

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities which are included in other accounts payable and accrued expenses and other long term liabilities’ captions in the Balance Sheet during 2016 and 2015 are as follows:

	Year ended December 31,
	2016	2015

Balance, beginning of the year	$544	$615
Warranties issued during the year	422	431
Settlements made during the year	(182)	(110)
Expirations	(180)	(392)

Balance end of year	$604	$544

k.	Revenue recognition:

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

In accordance with ASC 605-25, “Multiple-Element Arrangements”, revenue from certain arrangements may include multiple elements within a single contract. The Company’s accounting policy complies with the requirements set forth in ASC 605-25, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. The Company considers the sale of products and subscriber fees to be separate units of accounting.

When a sales arrangement contains multiple elements, such as hardware and services, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

The company uses ESP to allocate the elements.

Revenues from stolen vehicle recovery services are recognized upon success, when the related stolen vehicle is recovered, and such recovery is approved by the customer or ratably over the term of the agreement.

Revenues generated from technical support services, installation and de-installation are recognized when such services are rendered.

Generally, the Company does not grant rights of return. The Company follows ASC 605-15-25 “sales of product when right of return exists”. Based on the Company’s experience, no provision for returns was recorded.

l.	Research and development costs:

Research and development costs are charged to expenses as incurred.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 were $577, $ 1,214 and $856, respectively.

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. As of December 31, 2016, the Company did not have any liability for uncertain tax positions. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2016, the Company did not have any interest and penalties associated with tax positions.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company had early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior years have been retrospectively adjusted.

o.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, “Earnings Per Share”. Part of the Company’s outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of pointer shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 202,000, 64,000 and 0 and for the years ended December 31, 2016, 2015 and 2014, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Accounting for stock-based compensation:

The Company applies ASC 718, “Compensation - Stock Compensation”. In accordance with ASC 718, all grants of employee equity based stock options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

As required by ASC 718, forfeitures are estimated at the time of grant, based on actual historical pre-vesting forfeitures, and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

During the years ended December 31, 2016, 2015 and 2014, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $320, $309 and $375, respectively.

According to ASC 718, a change in any of the terms or conditions of the Company’s stock options is accounted for as a modification. Therefore, if the terms of an award are modified, the Company calculates incremental compensation costs as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors existing at the modification date. For vested options, the Company recognizes any incremental compensation cost immediately in the period the modification occurs, whereas for unvested options, the Company recognizes, over the new requisite service period, any incremental compensation cost due to the modification and any remaining unrecognized compensation cost for the original award over its term.

q.	Data related to options to purchase the Company shares:

1.	The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2016, 2015 and 2014 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2016	2015	2014

Risk free interest rate	0.8%-1.00%	1.29%-1.62%	1.49%-2.39%
Dividend yield	0%	0%	0%
Expected volatility	55.81%-60.84%	51.47%-49.78%	50.14%-57.89%
Expected term (in years)	4.00-5.50	4.00-5.50	3.92-5.5
Forfeiture rate	2%	2%	2%

The Black-Scholes-Merton option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined for plain vanilla options, based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted SAB 110 and continues to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. In a few limited cases the Company did not use the simplified method in measuring the fair value of modified awards, either when the options were deeply out of the money immediately before the modification or when the Company accelerated the vesting and extended the exercise period after an employee’s resignation. Since in both instances the entire remaining contractual term of the options was relatively short, we assumed that the expected life to be the entire remaining contractual term.

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

The liability of the Company and its subsidiaries in Israel for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The liability for the Company and its subsidiaries in Israel is fully provided by monthly deposits with insurance policies and by accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Some of the company’s employees are subject to Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2016, 2015 and 2014 were $303, $292 and $441, respectively.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, trade payables and derivatives.

The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide, mainly in Israel. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company’s investments have a high credit rating.

The Company’s trade receivables include amounts billed to clients located mainly in Israel, Latin America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. In 2016, 2015 and 2014, the Company recorded expenses in respect of such debts in the amount of $511, $98 and $340, respectively. As for major customers, see Note 17d.

Changes in the allowance for doubtful accounts during 2016 and 2015 are as follows:

	Year ended December 31,
	2016	2015

Balance at beginning of the year	$1,053	$1,186

Deductions during the year	(339)	(94)
Charged to expenses	511	98
Foreign currency translation adjustment	56	(137)

Balance at end of year	$1,281	$1,053

The Company entered into foreign exchange forward contracts (“derivative instruments”) intended to protect against the revaluation in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency exposure (see Note 2u below).

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

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition:

During 2014, such measurements of fair value related solely to an impairment loss of goodwill reducing its carrying amount from $528 to a fair value of $0 and impairment loss of $528. The impairment loss presented in the discontinued operations. The Company used an income approach for measuring the fair value of the goodwill. See Note 2g and 2i for significant assumptions. As the fair value was measured using significant unobservable assumptions, the goodwill was classified as level 3 in ASC 820 fair value hierarchy.

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

During 2016, there were no impairment losses regarding goodwill.

u.	Derivatives and hedging activities:

ASC 815, “Derivatives and Hedging” requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

The Company recognizes investment in equity affiliates under ASC 323, “Investments – Equity Method and Joint Ventures”. The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of our investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this amount are deferred and reduce the amount of future earnings of the equity investee recognized by the Company.

w.	Discontinued operations

Under ASC 205, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Accounting Standards still not effective:

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

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, which will replace existing revenue recognition guidance. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. In July 2015, the FASB decided to delay the effective date of the new standard by one year; as a result, the new standard will be effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption will be permitted, but no earlier than 2017 for calendar year-end entities. The standard allows for two transition methods - retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial adoption. The Company has not yet determined its method of transition. The Company does not expect the new standard to have a material impact on the recognition of revenue from product sales. However, the Company continues to evaluate the impact that this guidance will have on its financial statements in connection with collaboration and license agreements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Government authorities	$583	$325
Employees	35	30
Prepaid expenses	1,677	1,137
Others	209	104

	$2,504	$1,596

NOTE 4:-	INVENTORIES

	December 31,
	2016	2015

Raw materials	$2,510	$2,284
Work in process	89	24
Finished goods	2,643	2,389

	$5,242	$4,697

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2016	2015
Cost:

Installed products	$9,323	$5,743
Computers and electronic equipment	5,550	4,468
Office furniture and equipment	1,205	882
Motor vehicles	339	203
Network installation	3,839	3,829
Leasehold improvements	670	571

	20,926	15,696

Accumulated depreciation:

Installed products	5,912	4,173
Computers and electronic equipment	3,981	3,186
Office furniture and equipment	994	776
Motor vehicles	175	93
Network installation	3,826	3,773
Leasehold improvements	424	417

	15,312	12,418

Depreciated cost	$5,614	$3,278

b.	Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 were $2,133, $1,674 and $1,726, respectively.

c.	No Impairment losses recorded for the years ended December 31, 2016, 2015 and 2014.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2016	2015
Cost:
Patents	$639	$639
Developed technology	4,978	4,890
Customer related intangible	7,891	6,473
Others	874	677
Brand name	2,793	2,273

	17,175	14,952
Accumulated amortization:
Patents	639	639
Developed technology (see note 2h)	4,901	4,890
Customer related intangible	6,534	6,261
Others	650	632
Brand name	2,273	2,087

	14,997	14,509

Amortized cost	$2,178	$443

b.	Amortization expenses for the years ended December 31, 2016, 2015 and 2014 were $473, $538 and $994, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2017	$438
2018	411
2019	340
2020	327
2021 and after	662

$2,178

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015

Goodwill, beginning of the year	$31,388	$33,524
Additions in respect of acquisitions	6,070	-
Impairment of Goodwill (see notes 1e and 2g)	-	(758)
Foreign currency translation adjustments	649	(1,378)

Goodwill, end of year	$38,107	$31,388

The carrying value of goodwill by reporting unit as of 31 December, 2016 is as follows:

Reporting unit	2016

Cellocator	$2,534
SVR (*)	27,219
Pointer brazil	2,373
Cielo brazil	5,981

$38,107

The carrying value of goodwill by reporting unit as of 31 December 2015 is as follows:

Reporting unit	2015

Cellocator	$2,534
SVR (*)	26,873
Pointer brazil	1,981

$31,388

(*) SVR in Israel.

The material assumptions used for the income approach for 2016 were:

	Cellocator	SVR	Pointer brazil	Cielo

Discount rate	16%	14%	22%	21%
Growth rate	3%	2%	6.5%	6.5%
Years of projected cash flows	5	5	5	5

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2016	2015	2016	2015
	%
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to Dollars	Libor+2%	Libor+2%	4,497	4,790
In other currencies	16%-17%	16%-17%	339	30

			$4,836	$4,820

Unutilized credit lines			$8,714	$9,067

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2015

Employees and payroll accruals	$3,477	$3,039
Government authorities	817	373
Provision for warranty	391	341
Accrued expenses	2,100	1,345
Related party	53	53
Others	1	17

	$6,839	$5,168

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2016	2015	2016	2015
	%

In, or linked to Dollars (see c below )	3.71%	3.71%	$14,356	$13,145
In other currencies	10%-17%	10%	662	60
			$15,018	$13,205

Less - current maturities			4,836	4,820

			$10,182	$8,385

b.	As of December 31, 2016, the aggregate annual maturities of the long-term loans are as follows:

2017 (current maturities)	4,836
2018	5,184
2019	2,330
2020 and thereafter	2,668

$15,018

c.	In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. (“Cellocator”), the acquisition of Pointer Brazil (see note 1e), the acquisition of Cielo Telecom Ltda. and utilize of credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.	The ratio of the Company and its subsidiaries’ debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS (Cont.)

3.	The ratio of Pointer Telocation Ltd.’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of December 31, 2016 the Company is in compliance with the financial covenants of its bank loans.

NOTE 11:-	DEFERRED TAXES AND OTHER LONG-TERM LIABILITIES

	December 31,
	2016	2015

Provision for warranty	$213	$180
Deferred tax	666	-
Deferred revenues	97	78

	$976	$258

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

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

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2016 is $ 2,444. No royalties were accrued or paid during 2016, 2015 and 2014.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2020. Minimum annual rental payments under non-cancelable operating leases are as follows:

2016	2,129
2017	1,581
2018	1,164
2019	472

$5,346

Rent expenses for the years ended December 31, 2016, 2015 and 2014, were $ 2,327, $2,380 and $2,332, respectively.

e.	Litigation:

1.	As of December 31, 2016, several claims were filed against the Company, mainly by customers. The claims are in an amount aggregating to approximately $91. The substance of the claims is the malfunction of the Company’s products, which occurred during the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, in of the opinion that no material costs will arise in respect to these claims.

2.	In August 2014, Pointer Brazil received a notification of lack of payments of $486 of VAT tax (Brazilian ICMS tax) plus $2,037 of interest and penalty totaling $2,523 of infraction, as of December 31, 2016. Company is defending this litigation at court and made a provision of $77 (43% of total litigation amount after reductions expected at court). The total timeframe of litigation is up to 14 years.

3.	In July 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately US$12.1 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services”, and therefore subject to the State Value Added Tax. The Company based on the opinion of its legal counsel, in of the opinion that no material costs will arise in respect to these claims and did not make any provision once this issue has two precedents that won the same type of litigation.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	Commitments:

1.	The Company and DBSI Investment Ltd. (“DBSI”), an equity owner in the Company (see Note 16), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on August 1, 2014.

2.	Under the credit facility from the Bank, the Company are required to meet financial covenants (see Note 10c).

NOTE 13:-	EQUITY

a.	Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Issued and outstanding share capital:

On March 9 2014, the Company completed a round of financing for the aggregate amount of $ 10.44 million, in consideration for 1.13 million of the Company’s ordinary shares at a price per share of $ 9.25.

c.	Options:

1.	In November 2003 the Company adopted an Employee Share Option Plan (2003) (the “2003 Plan”). The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013.

2.	On November 30, 2011, the Board of Directors approved an amendment to the 2003 Plan whereby in the event a cash dividend is paid out to the Company’s shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

3.	In December 2013 the Company adopted an Employee Share Option Plan (2013) (the “2013 Plan”). The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options vest over a period of four years are valid for a period of seven years from the date of grant.

4.	A summary of employee option activity under the Company’s Stock Option Plans and RSU’s as of December 31, 2016 and changes during the year ended December 31, 2016 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2016	416,784	$4.02
Granted	250,000	$5.94
Exercised	(99,400)	$1.09
Forfeited	(11,250)	$0.77
Outstanding at December 31, 2016	556,134	$3.99	4.4	$1,562

Exercisable at December 31, 2016	240,634	$1.54	2.12	$1,265

Vested and expected to vest at December 31, 2016	549,984	$3.97	4.45	$1,532

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016 and 2015 was $ 5.94 and $ 8.35, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount changes based on the fair market value of the Company’s stock.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

As of December 31, 2016, there was approximately $ 596 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 0.6 years. Total grant-date fair value of options that vested during the year ended December 31, 2016 was approximately $ 253.

5.	The following table summarizes information relating to employees’ stock options and RSU’s outstanding as of December 31, 2016, according to exercise prices:

	Options outstanding			Options exercisable
exercise price	Number outstanding at December 31, 2016	Weighted average remaining contractual life	exercise price	Number exercisable at December 31, 2016	Weighted average exercise price
		Years
$3.38	214,734	1.67	$3.38	206,234	$3.38
$0.75	14,400	4.28	$0.75	15,150	$0.75
$8.53	77,000	5.16	$8.53	19,250	$8.53
$5.94	250,000	6.52	$5.94	-	$-

	556,134		$5.15	240,634	$3.61

6.	In January 2011, the Board of Directors appointed the Company’s new Chief Executive Officer (CEO) effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year’s salary which will be calculated in accordance with certain fixed criteria relating to the company’s growth and profitability in the year preceding payment of the bonus.

In lieu of the above-mentioned options, on September 12, 2013 the Shareholders resolved to grant to the Company’s Chief Executive Officer options to purchase 246,984 Ordinary Shares of the Company with an exercise price per share of $3.38, reflecting the average closing price of the share during a 90 day period preceding the date on which the Board of Directors approved the Compensation Policy of the Company, July 8, 2013. The options shall vest over a period of two years, such that at the end of each three month period from the date of the Shareholders resolution, the Chief Executive Officer shall be entitled to one eighth of the options. The exercise price of the options shall be adjusted for stock dividend. The fair value of the new options measured at $599 as of the grant day.

7.	On August 31, 2011, the Board of Directors resolved to issue to the Company’s Chief Financial Officer, options exercisable to 10,000 of the company’s ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 4.80 per share.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

In lieu of the above-mentioned options, on July 8, 2013 the Board of Directors resolved to grant to the Company’s Chief Finance Officer options to purchase 20,000 Ordinary Shares of the Company with an exercise price per share of $3.38, reflecting the average closing price of the share during a 90 day period preceding the date on which the Board of Directors approved the Compensation Policy of the Company, July 8, 2013. The options shall vest over a period of two years, such that at the end of each three month period from the date of the Board of Directors resolution, the Chief Finance Officer shall be entitled to one eighth of the options. The fair value of the new options measured at $31 as of the grant day.

8.	On July 8, 2013, the Board of Directors resolved to issue to the Company’s employees, options exercisable to 41,000 of the company’s ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 3.38 per share.

10.	In 2014, the Board of directors resolved to issue to the Company’s employees and directors Restricted Stock Units exercisable to 46,300 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, commencing as of March 27, 2014, at an exercise price of 3 NIS per share.

11.	On February 26, 2015, the Board of Directors resolved to issue to certain of the Company’s employees options exercisable for 77,000 of the Company’s ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $8.35 per share.

12.	On July 06, 2016, the Board of Directors resolved to issue to certain of the Company’s employees options exercisable for 250,000 of the Company’s ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $5.94 per share.

13.	As of December 31, 2016, 15,662 options are available for future grant under the 2013 Plan.

d.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company’s policy is not to declare dividends out of tax exempt earnings.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2016	2015	2014
Numerator:

Numerator for basic net earnings per share - Net income	$3,444	$3,945	$13,453
Effect of diluting securities

Numerator for diluted net earnings per share - Net income	$3,444	$3,945	$13,453

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,820	7,725	7,446

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	7,938	7,938	7,727

Basic net earnings per share	$0.45	$0.51	$1.81

Diluted net earnings per share	$0.45	$0.51	$1.74

NOTE 15:-	INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2014 - 26.5% , 2015 - 26.5% and 2016 – 25%.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

The deferred tax balances included as of December 31, 2015 were calculated according to a tax rate of 26.5%. Following the change in the tax rate in early 2016, the Company recorded a decrease of NIS 1265 thousand in the balance of deferred tax liabilities and a decrease of NIS 729 thousand in the balance of deferred tax assets. In addition, expenses of NIS 536 thousand (138$) was recorded in profit or loss, in taxes on income.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for the 2017 and 2018 Budget Years), 2016 which reduces the corporate tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The deferred tax balances included as of December 31, 2016 are calculated according to the updated tax rate. Following the change in the tax rate, the Company recorded an additional decrease of NIS 1,687 thousand in the balance of deferred tax liabilities and an additional decrease of NIS 1,046 thousand in the balance of deferred tax assets. Furthermore, additional expanses of NIS 640 thousand (166 $) was recorded in profit or loss, in taxes on income.

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

The Company has the status of an “industrial company”, as defined by this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or rights to use a patent or intellectual property that are used in the enterprise’s development or advancement, to deduct issuance expenses for shares listed for trading, and to file consolidated financial statements under certain conditions.

c.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

On August 5, 2013, the “Knesset” issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which consists of Amendment 71 to the Law for the Encouragement of Capital Investments (“the Amendment”). According to the Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the Amendment”) was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Income not eligible for Approved Enterprise benefits or Benefited Enterprise benefits is taxed at a regular rate, which was 25% in 2016, 26.5% in 2015 and 26.5% in 2014.

d.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate
Mexico	30%
Brazil	34%
Argentina	35%
United States (*)	35%

(*)	Federal.

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2016	2015	2014

Domestic	$5,936	$4,189	$7,187
Foreign	(743)	413	(1,976)

	$5,193	$4,602	$5,211

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

f.	Deferred taxes:

1.	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

	December 31,
	2016	2015

Reserves and accruals	$985	$348
Carryforward tax losses	23,271	24,613
Other temporary differences	423	522

Total deferred tax assets before valuation allowance	$24,679	$25,483

Valuation allowance (2)	(17,621)	(16,251)

Net deferred tax assets	$7,058	$9,232

Goodwill and other intangible assets	(5,482)	(6,071)
Other temporary differences	(809)	(75)

Total deferred tax liabilities	$(6,291)	$(6,146)

Total deferred tax Assets , net of deferred tax liabilities	$767	$3,086

2.	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences for amounts that are more likely than not be realized in the foreseeable future.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

3.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2016	2015	2014
Income before taxes, as reported in the consolidated statements of operations	$5,193	$4,602	$5,211

Statutory tax rate	25%	26.5%	26.5%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,298	$1,219	$1,381
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	118	21	68
Change in valuation allowance in respect of deferred taxes	-	-	(10,176)
Operating carryforward losses for which a valuation allowance was provided	197	17	576
Realization of carryforward tax losses for which a valuation allowance was provided	40	(191)	(757)
Profit from a bargain purchase	-	-	(76)
Nondeductible expenses and other permanent differences	192	65	135

	$1,845	$1,131	$(8,849)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

g.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $77,356 (including a capital loss in the amount of approximately $31,295) as of December 31, 2016. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $79 as of December 31, 2016. The carryforward tax losses will expire from 2019 to 2020.

Carryforward tax losses of Pointer Mexico totaled approximately $3,218 as of December 31, 2016. The carryforward tax losses will expire from 2017 to 2025.

Carryforward tax losses of Pointer Brazil totaled approximately $3,480 as of December 31, 2016. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer South Africa totaled approximately $6,293 as of December 31, 2016. The carryforward tax losses have no expiration date.

h.	Final tax assessments:

Tax assessments for the Company are considered final as of the 2012 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2008 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2011 tax year.

i.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2016	2015	2014

Current	$501	$348	$200
Deferred	1,344	783	(9,049)

	$1,845	$1,131	$(8,849)

Domestic	$1,768	$1,256	$(8,390)
Foreign	77	(125)	(459)

	$1,845	$1,131	$(8,849)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:
	December 31,
	2016	2015
Other accounts payable and accrued expenses:

Long Term Loan(*)	$831	$-
DBSI (see Note 12f(1))	$53	$53

(*)On March 29, 2016 the board of directors approved to repay the Capital Note issued By Shagrir Group to the Company on December 2015, in the amount of NIS 8,000. In addition, the board of directors approved to convert NIS 4,100 to Shagrir Group equity and NIS 3,100 Shagrir group will issue as Capital Note for 5 years without any interest.

b.	Transactions with related parties:

	Year ended December 31,
	2016	2015	2014

Management fees to DBSI (see Note 12f(1))	$180	$180	$180
Sales to related parties	$106	$52	$45
Purchase from related parties	$847	$145	$830

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

Until December 31, 2015 the Company had three segments: Cellocator, MRM and RSA.

During 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd, therefore Segments reporting was retroactively adjusted to reflect those adjustments.

As of December 31, 2016 The company has two reportable segments: the Cellocator segment and the MRM segment

The Company applies ASC 280, “Segment Reporting Disclosures”. The Company evaluates performance and allocates resources based on operating profit or loss.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents segment results of operations for the year ended December 31, 2016:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$22,707	$49,620	$(7,974)	$64,353

Segments operating profit	$1,660	$4,708	$(120)	$6,248

Segments tangible and intangible assets	$8,359	$35,392	$2,148	$45,899

Depreciation, amortization and impairment expenses	$321	$2,295	$-	$2,616

Expenditure for assets	$135	$2,264	$-	$2,399

The following presents segment results of operations for the year ended December 31, 2015:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$19,489	$47,938	$(6,860)	$60,567

Segments operating profit	$1,000	$3,848	$493	$5,341

Segments tangible and intangible assets	$8,469	$24,836	$1,804	$35,109

Depreciation, amortization and impairment expenses	$338	$3,067	$-	$3,405

Expenditure for assets	$149	$1,647	$-	$1,796

The following presents segment results of operations for the year ended December 31, 2014:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	$24,063	$50,202	$(8,060)	$66,205

Segments operating profit	$3,849	$3,276	$452	$7,577

Segments tangible and intangible assets	$8,679	$26,385	$4,406	$39,470

Depreciation, amortization and impairment expenses	$349	$2,004	$-	$2,353

Expenditure for assets	$165	$2,553	$-	$2,718

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2016	2015	2014
1.	Revenues *):

	Israel	$29,438	$26,487	$31,181
	Latin America (mainly Mexico)	7,009	7,601	7,471
	Brazil	9,142	7,173	10,669
	Argentina	3,995	4,616	3,990
	Europe	4,501	5,271	5,891
	Other	10,268	9,419	7,003

		$64,353	$60,567	$66,205

*) Revenues are attributed to geographic areas based on the location of the end customers.

		December 31,
		2016	2015	2014
2.	Long-lived assets:

	Israel	$1,248	$978	$691
	Argentina	627	539	711
	Mexico	298	229	348
	Brazil	2,949	1,090	2,297
	South Africa	489	436	513
	Other	3	6	6

		$5,614	$3,278	$4,566

d.	In 2016, 2015 and 2014, none of our customer accounted above 10% of the Company’s revenues.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 18:-	DISCONTINUED OPERATION

a.	Below are the main groups of assets and liabilities classified as discontinued operation:

December 31,
2015

Assets:
Cash and cash equivalents	2,095
Accounts receivable	8,909
Other accounts receivable and prepaid expenses	444
Inventories	168
Severance pay fund	5,446
Property and equipment	6,117
Goodwill	15,365
Intangible assets	373
Deferred tax asset	57

Assets of discontinued operation	$38,974

Liabilities:
Short-term bank credit and current maturities of long-term bank loans	84
Trade Payables	7,127
Other accounts payable and accrued expenses	7,931
Long term loans from banks	180
Accrued severance pay	5,783

Liabilities of discontinued operation	$21,105

Net assets of discontinued operation	$17,869

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 18:-	DISCONTINUED OPERATION (Cont.)

a.	Below is data of the operating results attributed to the discontinued operation:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2015	2014

Revenue from sales	18,248	40,498	39,085
Cost of sales	15,260	35,427	34,622
Gross profit	2,988	5,071	4,463

Selling, general and administrative expenses	2,531	4,345	5,492
Operating income (loss)	457	726	(1,029)

Financial expenses, net	54	139	262
Other expenses (income), net	-	(13)	29
Taxes on income	249	273	-
Income (loss) from discontinued operation	154	327	(1,320)

b.	Below is data of the net cash flows provided by (used in) the discontinued operation:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2015	2014

Operating activities	116	(2,111)	(1,392)

Investing activities	(1,187)	746	385

Financing activities	251	(41)	139

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2016	2015	2014
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	$1	$78	$73
	Interest on long-term loans to affiliate	56	267	68
	Foreign currency transaction adjustments	130	374	220
	Other	37	9	24
		224	728	385
	Expenses:
	Bank charges and interest expenses	985	942	1,212
	Foreign currency transaction adjustments	194	166	1,168
	Interest on long-term loans to others	70	318	156
	Other	21	31	12
		1,270	1,457	2,548

		$1,046	$729	$2,163

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Other expenses (income), net:

	Capital loss (gain)	$9	$10	$(38)
	Loss from sale of subsidiaries	-	-	241

		$9	$10	$203

NOTE 20:-	SUBSEQUENT EVENTS

In March 2017, the Board of Directors appointed the Company’s new Chief Financial Officer (CFO) effective as of April 1, 2017. Under the terms of his employment agreement, the new CFO was granted Restricted Stock Units exercisable to 10,000 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, commencing as of March 29, 2017, at an exercise price of 3 NIS per share.

  - - - - - - - - - - - - - - - - - -

-55-