Form 20-F
period 2017-12-31
Pointer Telocation Ltd
filed 2018-03-27
CIK 920532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Rosh Haayin 4809133, Israel

(Address of principal executive offices)

Yaniv Dorani, CFO

Telephone: + 972-3-572-3111, Facsimile: + 972-3-572-3100

14 Hamelacha Street, Rosh Haayin 4809133, Israel

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

8,059,094 Ordinary Shares, NIS 3.00 nominal value per share

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

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

☐ Yes ☐ No ☒ N/A

2

3

INTRODUCTION

As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our” and the “Company” mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term “Pointer” means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. Following the Shagrir Spin-off in 2016 (as detailed in Item 4), we discontinued the operations of our Roadside Assistance (“RSA”) services, formerly presented in our financial information as the third segment, and we now conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management (“MRM”) products, including asset management, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through our MRM segment, we act as an operator by bundling our products together with a range of services, including mainly fleet management, asset management, connected car and stolen vehicle retrieval (“SVR”). For further information, please see Item 4 —Information on the Company.

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

We derived the following selected consolidated financial data for each of the years ended December 31, 2017, 2016, and 2015 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data (including balance sheet data) for the years ended December 31, 2014 and 2013 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31, 2017

In thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share.

	2017	2016	2015	2014	2013
Statement of Income Data:
Revenues:

Products	26,182	22,784	22,266	27,747	30,085
Services	51,973	41,569	38,301	38,458	29,216
Total Revenues	78,155	64,353	60,567	66,205	59,301
Cost of revenues:

Products	16,073	13,904	13,435	16,267	18,248
Services	21,914	18,672	17,879	18,850	13,944
Total Cost of Revenues	37,987	32,576	31,314	35,117	32,192

Gross profit	40,168	31,777	29,253	31,088	27,109
Operating Expenses:

Research and development, Net	4,051	3,669	3,409	3,390	3,244
Selling, general and administrative and other expenses	25,313	20,778	19,048	18,969	16,997
Amortization of intangible assets	463	473	538	994	967
One-time acquisition related costs	32	609	-	-	-
Impairment of intangible and tangible assets	-	-	917	158	-
Total operating income	10,309	6,248	5,341	7,577	5,901
Financial expenses, Net	1,004	1,046	729	2,163	889
Other (income) expenses	5	9	10	203	(3,299)
Income before tax on income	9,300	5,193	4,602	5,211	8,311
Taxes expenses (income)	(7,221)	1,845	1,131	(8,849)	1,337
Income after taxes on income	16,521	3,348	3,471	14,060	6,974
Equity in gains of affiliate	-	-	-	-	340
Income from continuing operations	16,521	3,348	3,471	14,060	7,314
Income (loss) from discontinuing operations, Net	-	154	327	(1,320)	(43)
Net income	16,521	3,502	3,798	12,740	7,271
Net income (loss) attributable to non-controlling interest	3	58	(147)	(713)	951
Net income attributable to Pointer Telocation Ltd. Shareholders	16,518	3,444	3,945	13,453	6,320
Basic net earnings from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	2.07	0.43	0.46	1.92	1.19
Diluted net earnings from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	2.03	0.43	0.44	1.85	1.17

Basic weighted average number of shares outstanding (in thousands)	7,998	7,820	7,725	7,447	5,558
Diluted weighted average number of shares outstanding (in thousands)	8,131	7,938	7,938	7,727	5,697

Balance Sheet Data:
Total assets	94,464	76,881	103,438	111,004	113,227
Net assets of continuing operations	63,416	42,689	37,166	38,363	23,041
Working capital (deficit)	9,252	5,448	4,203	3,242	(12,644)
Shareholders’ equity	63,416	42,689	55,035	53,796	42,639
Pointer Telocation Ltd. shareholders	63,134	42,527	56,104	56,647	37,110
Non-controlling interest	282	162	(1,069)	(2,851)	5,529
Share capital	5,995	5,837	5,770	5,705	3,878
Additional paid-in capital	129,076	128,438	128,410	129,618	120,996

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31, 2017

	2017	2016	2015
Revenues
Products	34	35	37
Services	66	65	63
Total Revenues	100	100	100
Cost of Revenues:
Products	20.6	21.6	22.2
Services	28.0	29.0	29.5
Total Cost of Revenues	48.6	50.6	51.7

Gross profit	51.4	49.4	48.3
Operating Expenses:
Research and development costs, Net	5.2	5.7	5.6
Selling, general and administrative and other expenses	32.4	33.2	31.4
Total operating Expenses	37.6	38.9	37.0

Amortization of intangible assets and Impairment of long lived assets	0.6	0.1	2.4
Operating income	13.2	9.7	3.9
Financial expenses	1.3	1.6	1.2
Other expenses	-	-	-
Income before tax on income	11.9	8.1	7.6
Taxes expenses (income)	(9.2)	2.9	1.9
Net income from continuing operations	21.1	5.2	5.7
Net income from discontinued operation	-	0.1	0.6
Net income	21.1	5.3	6.3
Net loss attributable to non-controlling interest	-	-	(0.2)
Net income attributable to Pointer Telocation Ltd. Shareholders	21.1	5.3	6.5

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We conduct our operations through two main segments. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, that include asset management, fleet management and security products for sale to third party operators providing mobile resource management services world-wide, and to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Argentina, Mexico, Brazil and South Africa by bundling our products together with a range of services (which varies in each country), including fleet management, assets management and SVR services.

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

The global economy continues to be adversely affected by stock market volatility, tightening of credit markets, concerns of inflation and deflation, adverse business conditions and liquidity concerns and business insolvencies. These events and the related uncertainty about future economic conditions, including adverse conditions in Europe and Brazil, significant markets for Cellocator, following the debt crisis there in 2011 and the volatility of the Euro against the USD, as well as continuing political instability in Brazil could negatively impact our customers and, among other things, postpone their decision-making, decrease their spending and jeopardize or delay their ability or willingness to make payment obligations, any of which could adversely affect our business. Uncertainty about current global economic conditions could also cause volatility of our share price. We cannot predict the timing, strength or duration of this global economic downturn or subsequent recovery. In addition, while there has been a certain upturn in the worldwide automotive industry, this sector is cyclical in nature and difficult to predict. These factors, among other things, could limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition. If the current uncertainty in the general economy, the European and Brazilian economies in particular, and the automotive industries sector does not change or continue to improve, our business, financial condition and results of operations could be harmed.

South African regulation of the private security industry may adversely affect our business. The Private Security Industry Regulation Amendment Bill (the “Bill”) was approved by the National Assembly and the National Council of Provinces, and is awaiting, since March 2014, the final signature of the President in order to go into effect. The proposed Bill includes an amendment to existing law by requiring that in order to be registered as a security service provider, a security business must have at least fifty-one percent (51%) of the ownership and control of the company exercised by South African citizens. The Bill has yet to be signed by the President and is currently contested by both South African and international stakeholders. If the Bill becomes effective in its current form, in order to meet the new registration requirements when applying for renewal of the registration of our South African operations, we would be forced to sell 39% of our holdings in our South African subsidiary, which would adversely affect our South African operations.

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

Demand for our SVR services and products, depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in some of, or entire of, our existing markets decline, or if insurance companies or our other customers believe that vehicle theft rates have declined or are expected to decline, demand for our SVR services and products may decline.

  The integration of a newly acquired company may not provide the benefits anticipated at the time of acquisition.

In line with our strategy to expand our operations and services in markets in which we currently operate as well as into new and emerging markets, leveraging our existing know-how and infrastructure, we acquired the activities of Neo-Trac South Africa Proprietary Limited and T-Trac SA Proprietary Limited, South African companies, in October 2017, which were integrated into Pointer South Africa, and we may make future acquisitions. The considerations paid for the acquisition of these companies’ activities are based upon the expected incremental cash flows that will be generated from increased revenues. Failure to realize these expected benefits and synergies, or expected benefits and synergies of future acquisitions if we decide to acquire additional companies, businesses and/or assets, could result in an impairment of the carrying value of such acquired companies, businesses and/or assets.

The introduction of services and products using new technology and the emergence of new industry standards and practices could negatively impact our business.

The wireless communications industry as a whole and specifically GPRS/UMTS is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including LTE, personal communications services, specialized or customized mobile radio and mobile satellite services which have been or may be implemented in the future for applications, competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

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

Our operations, including the provision of our MRM services segment and our Cellocator segment, rely on the use of information technology and any material security failure of that technology or cyber-attack could harm our business. We utilize for our operations, cloud computing services, our own physical servers and certain applications. In 2016, we transitioned to centralized cloud computing services over which we do not exert direct control. Using remote computing resources carries a risk that unauthorized individuals could degrade or abscond with sensitive data or otherwise gain access to sensitive data. There are risks associated with the remote storage of data in installations that could be damaged, destroyed, seized, bankrupt, or otherwise no longer accessible. There are also concerns that Internet outages could result in data not being available when needed.

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

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated by our Cellocator and MRM segments or by other operators, including the State of Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While in general, operators have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators and our MRM and Cellocator segments have obtained, will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third party operators of our systems and products will obtain licenses and approvals in a timely manner in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

Our future operations depend on our ability to obtain additional financing.

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects, loans and bank credit lines. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will allow us to sufficiently continue our operations as a going concern for the foreseeable future. However, we cannot assure that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and a financing through the issuance of shares may result in the dilution of the interests of our current shareholders.

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

We might incur net losses on our future investments.

We may experience net losses in the future given the markets in which we operate. As a part of our strategy, we focus on the development of new businesses, products, technology and services in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase of short term losses. If we sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

Pointer and Pointer Brazil, together have significant loans from banks which they are required to repay in accordance with strict schedules that it may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2017, Pointer had, in the aggregate, approximately $9.9 million in outstanding loans from Bank Hapoalim B.M. (“Bank Hapoalim”) and Bank Leumi le-Israel B.M. (“Bank Leumi”) and approximately $0.2 million in outstanding loans from Banco Itau S.A. in Brazil (“Itau Bank”). Approximately $4.3 million of the above mentioned loans were provided in connection with the transaction in which the Company acquired the remaining interests in Shagrir Systems Ltd. (“Shagrir Systems”) in January 2014, and approximately $5.6M were provided in connection with the transaction in which the Company acquired Cielo. Should Pointer fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim and/or Bank Leumi refuse to amend the relevant repayment schedule, Bank Hapoalim and/or Bank Leumi may realize certain liens that were created in its favor, which in turn may have a material adverse effect on Pointer’s financial condition. For additional information regarding Pointer’s bank loans and credit facilities see “Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer. Please see Note 10c to our consolidated financial statements for further information. In connection with the merger with Shagrir Systems, Bank Hapoalim and Bank Leumi signed a pari passu agreement with regards to Pointer’s liabilities to the banks according to which Bank Leumi received liens and covenants similar to those of Bank Hapoalim. The covenants for our loans were amended in connection with the acquisition of Cielo. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2017, Pointer was in compliance with the restrictive financial covenants.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $42.9 million at December 31, 2017.

No impairment losses from continuing operations were identified in 2013, 2016 and in 2017. In 2014, as a result of an annual impairment test, the Company fully impaired the Car2go Ltd., or Car2go, goodwill by $0.5 million. During 2015, the Company recorded an impairment of goodwill and intangible assets related to the acquisition of our Brazilian subsidiary in the amount of $0.9 million.

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

In certain countries, we are not required to reflect future severance fees in our liabilities. In countries such as Argentina, Brazil and Mexico, companies do not generally dedicate amounts to potential future severance payments. Nonetheless, in such cases, companies must pay a severance payment in cash upon termination of employment. We also do not have a provision in our financial statements for potential future severance payments in the above countries and instead such expenses are recorded when such payments are actually made upon termination of employment. As a result, our financial statements may not adequately reflect possible future severance payments.

Some of our employees in our subsidiaries are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

Some of our employees in our subsidiaries are members of labor unions. If a labor dispute were to develop between our unionized employees, and us, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which can be time-consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located. In addition, labor disputes with unionized employees may involve substantial demands on behalf of the unionized employees, including substantial wage increases, which may not be correlated with our performance, thus impairing our financial results. Furthermore, labor laws applicable to our subsidiaries may vary and there is no assurance that any labor disputes will be resolved in our favor.

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

If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re−evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. Finally, we must maintain the effectiveness of our internal controls following the integration of our acquisitions (see Item 4.A. - History and Development of the Company- Recent Developments), and to ensure our compliance with Sarbanes-Oxley and the related rules. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

Under the current laws in jurisdictions in which we operate we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with many of our employees. However, due to the difficulty of enforcing non-competition agreements globally, not all of our employees in Israel or in other jurisdictions have such agreements. These agreements generally prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements.  Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.  If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

As of February 28, 2018, DBSI beneficially owns approximately 26.95% of our issued and outstanding shares, or 26.07%, on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders. Our board of directors currently consists of six members, three of whom are affiliated with DBSI. As a result, DBSI has the ability to strongly influence the decisions made by our full board of directors.

As of February 28, 2018, The Phoenix Investment and Finances Ltd, or the Phoenix, beneficially owns approximately 9.13% of our issued and outstanding shares, or 8.83% on a fully diluted basis.

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

Due to the significant penetration of MRM services, such as fleet management services, asset management services and stolen vehicle retrieval services, as well as the moderate overall growth of these markets in the countries in which they are provided, we anticipate that revenues from MRM sales will continue to increase in those countries. However, as a result of intense competition in those markets, we expect that our margins may decrease and the churn rate may increase.

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

Most of the MRM services, including SVR services, fleet management services, and services provided by our MRM segment are offered at monthly fixed price contracts, according to which we are paid a fixed price each month by our customers who subscribe to receive these services. Should operational expenses increase due to factors such as increased labor costs, communication cost over GPRS networks (SIM) or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future increases in the cost of components or labor costs, our fixed price contracts may not adequately cover our future outlays.

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

Our revenues from consecutive end unit sales, future system upgrades, future infrastructure extensions and other sources, where applicable, are from countries in which third party operators, as well as the MRM segment acting as an operator, conduct SVR and fleet management services and are therefore dependent on their penetration rate and successful sale growth as well as the operators’ continuous success and their continuous decision to offer these products in their respective territories. Such revenues are also dependent on distributors who market our products in such countries. While no single operator or distributor is material, should we fail to maintain relationships with these third party operators and distributors, or these operators and distributors fail to successfully market and service our products, our business would be adversely affected.

Our Cellocator segment relies on limited suppliers to manufacture devices for fleet management systems and stolen vehicle retrieval (also referred to as Mobile Resource Management Solutions).

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

Systems based on our products are currently installed worldwide and the majority of our products are sold outside of Israel. We are subject to the risks inherent to international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we have experienced, and may again experience, the following difficulties:

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

Our Cellocator segment sells mostly GPS/GPRS based vehicle devices and radio frequency based vehicle devices. In the GPS/GPRS field there is strong competition with many manufacturers introducing vehicle devices with competitive prices and various performance features. These devices are offered to operators that provide fleet management and SVR services and there is strong competition with respect to different aspects such as price, performance parameters, etc.

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

Our success and our ability to compete in sales of products by our Cellocator segment depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We cannot assure you that these efforts will successfully protect our technology due to the following factors:

•	the laws of certain foreign countries may not adequately protect our proprietary rights to the extent that they are protected in other countries;
•	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;
•	patents issued to us and other proprietary rights may be infringed, designed around or invalidated by competitors and enforcing our rights may be time-consuming and costly, diverting management’s attention and our resources;
•	measures like entering into non-disclosure agreements afford only limited protection; and
•	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.
•	there is no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms.
•	patent applications in the United States are maintained in confidence until patents are issued, and because publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions, therefore, patent applications submitted by us may not actually afford protection against competitors with similar technology.

In addition, others may assert infringement claims against us or challenge the validity or enforceability of any patent owned by us. The cost of responding to infringement claims could be significant, regardless of whether such claims are valid.

We may see a decrease in demand for our products should vehicle manufacturers, importers, dealers or agents begin embedding tracking and communication devices in their vehicles as part of their basic vehicle offerings.

Our SVR and MRM products are primarily installed before or immediately after the initial sale of private or commercial vehicles. Consequently, should vehicle manufacturers, importers, dealers or agents elect, or be required by governmental regulations or otherwise, to develop and embed alternative tracking and communication devices (such as E-call service devices which are also designed to automatically call for receipt of various services, such as assistance in the event of emergencies) in their vehicles, there may be a decrease in demand for our products.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999 (“Israeli Companies Law”). According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In addition, the Shagrir Spin-off may have an impact on our future profits and our equity, following which we may not have sufficient earnings for distribution of cash dividends. For further discussion of the risks related to the Shagrir Spin-off, please see Item 3 – Risk Factors – Risks Related to the Shagrir Spin-Off.

The market price of our ordinary shares has been, and may continue to be, very volatile.

The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	changes in the global financial markets and U.S. and Israeli stock markets relating to turbulence amid stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and general liquidity concerns;
•	macro changes and changes in market share in the markets in which we provide services and products;
•	announcements of technological innovations or new products by us or our competitors;
•	developments or disputes concerning patents or proprietary rights;
•	publicity regarding actual or potential results relating to services rendered by us or our competitors;
•	regulatory development in the United States, Israel and other countries;
•	events or announcements relating to our collaborative relationship with others;
•	economic, political and other external factors;
•	period-to-period fluctuations in our operating results; and
•	substantial sales by significant shareholders of our ordinary shares which are currently, or are in the process of, being registered.

In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Capital Market and, as of April 6, 2016, on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

Our ordinary shares are traded on the NASDAQ Capital Market and as of April 6, 2016, on the TASE.  Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, our shareholders’ ability to sell our ordinary shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2018 to February 28, 2018 was 18,610 shares on the NASDAQ Capital Market and the high and low bid prices of our ordinary shares from January 1, 2018 to February 28, 2018 were $19.55 and $15.1 respectively on the NASDAQ Capital Market. The average daily trading volume of our ordinary shares from January 1, 2018 to February 28, 2018 was 11,992 shares on the TASE and the high and low bid prices of our ordinary shares from January 1, 2018 to February 28, 2018 were NIS 67.94 and NIS 55.77, respectively on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo (“DRC”) or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au] and Wolframite (derivative of tungsten [W]). In August 2012 the SEC adopted annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. These requirements required due diligence efforts in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our suppliers will be able to comply with the requirements due to the size and complexity of our supply chain, it will take time for all of our suppliers to verify the origin of any conflict minerals. By using our supply chain due diligence processes and continuing our outreach efforts, we intend to continue developing transparency into our supply chain. The regulations may also reduce the number of suppliers who provide conflict-free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risks Related to the Shagrir Spin-Off

Potential indemnification liabilities of Pointer to Shagrir Group could materially adversely affect us.

Future agreements between Pointer and Shagrir Group Vehicle Services Ltd. (“Shagrir Group”) may provide for indemnification obligations designed to make Pointer financially responsible for liabilities that may exist relating to, or arising out, of its business activities, whether incurred prior to, or after the consummation of, the Shagrir Spin-off.  If Pointer is required to indemnify Shagrir Group for any reason, Pointer may be subject to substantial liabilities.

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

The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the Codes of Good Practice and Sector Codes published pursuant thereto, collectively “BBBEE”, has established a legislative framework for the promotion of broad-based black economic empowerment, as well as Transformation Charters. Achievement of BBBEE objectives is measured by a scorecard which establishes weightings for the various components of BBBEE by allocating points to the various components. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes was promulgated in October 2013 and became operational as from May 1, 2015. A further BBBEE Code came into effect on November 7, 2016, which is specific to our sector of business (the ICT sector) and to us.

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

In October 2017, the Company sold 12% of Pointer South Africa’s issued and outstanding share capital as of the date thereof, to Ms. Preshnee Moodley, who also serves on Pointer South Africa’s Board of Directors. Following the sale, Pointer South Africa holds ownership recognition under the applicable BBBEE legislation, at level 5. The Company and Ms. Moodley also entered into a written shareholders’ agreement with and in respect of Pointer South Africa, which governs their relationship as shareholders of Pointer South Africa.

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

Our subsidiary, Pointer Argentina S.A., operates in Argentina, where government has historically exercised significant influence over the country’s economy. In recent years, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and led to a significant devaluation of the Peso relative to the U.S. Dollar. In 2017, the Peso was further devalued at a rate of 17% at the end of 2017 compared to the end of 2016. In addition, future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the General Workers’ Union in Argentina and the country’s high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina’s business.

Economic uncertainty and volatility in Brazil may adversely affect our business.

Our subsidiaries, Pointer do Brasil Comercial Ltda. or Pointer Brazil, and Cielo, operate in Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 5.6% in 2013, 6.2% in 2014, 10.67% in 2015, 6.58% in 2016 and 2.95% in 2017. Brazil may experience high levels of inflation in the future.  There can be no assurance of lower levels of inflation going forward. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation.  There can be no assurance that inflation will not affect our business in Brazil in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil.  It is also difficult to assess the impact that turmoil in the credit markets will have on the Brazilian economy and on our future operations and financial results or our operations in Brazil.

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

In the past, members of the federal government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested in recent years. This situation reached its peak in 2016, when allegations against the Brazilian president led to her impeachment by the Brazilian Senate. In addition, over the past years, several members of the Brazilian executive and legislative branches of government were investigated as a result of allegations of unethical and illegal conduct. Such investigations and allegations, including the impeachment of the Brazilian president in 2016, have had an adverse impact on the image and reputation of the investigated bodies, in addition to adversely impacting the Brazilian economy and the general market perception of it, and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations, their effect on the Brazilian economy and, by extension, the result on our business in Brazil.

Economic uncertainty and volatility in Mexico may adversely affect our business.

Our subsidiary, Pointer Mexico, operates in Mexico, which has gradually experienced, since 2013, substantial decrease in the value of the Mexican Peso against the U.S. dollar, together with growing inflation rates. Uncertainty about future U.S. policies with respect to Mexico caused further devaluation of the Mexico Peso against the U.S. dollar since the U.S. elections in November 2016. The devaluation of the Mexican Peso and rise in inflation rate has triggered demonstrations and heightened political tension. Severe devaluation may lead to future governmental actions, including actions to adjust the value of the Mexican Peso, policies which may trigger further increases in inflation.  There can be no assurance that inflation will not affect our business in Mexico in the future.  In addition, any Mexican government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Mexico. Economic instability and or government imposition of exchange controls may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or convert pesos into U.S. dollars and other currencies. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the Confederation of Workers of Mexico (CTM) in Mexico and the country’s high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Mexico’s business.

Risk Factors Relating to Our Operations in Israel

Political, Military and Economic Conditions in Israel affect our operations.

We are incorporated under the laws of the State of Israel. Our headquarters, MRM segment’s headquarters and the Cellocator segment’s headquarters, are located in Israel, as well as the majority of the MRM segment and the manufacturing operations of our Cellocator segment, which account for the majority of our revenues. Consequentially, we are directly affected by the political, military and economic conditions affecting Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and could make it more difficult for us to raise capital.  Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and Hamas during December 2008 and January 2009, and continued sporadic missile launching from the Gaza strip to south Israel. Thereafter, in November 2012 and July 2014, there were additional armed conflicts, involving attacks by hundreds of missiles fired from the Gaza Strip against Israeli population centers throughout the southern half of Israel and up to and including Tel-Aviv. Since October 2015, and to a lower extent since August 2016, Israel has encountered another escalation in violence with the Palestinian population, which has resulted clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities. Any damage to our Israeli facilities would damage our ability to manufacture our products and could otherwise damage our operation and have an adverse effect on our business, financial condition or results of operations. More generally, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations, including following termination of such conflicts, due to a decrease in the number of tourists visiting Israel.  During the last several years, several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to change in government in some of these countries (including Egypt), the effects of which are currently difficult to assess.  Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to eradicate ISIS, following which Russia’s armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. 2017 saw several defeats by ISIS, and the establishment of Hezbollah and other Shiite groups in Syria. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to violent events which may affect Israel and us.

Any downturn in the Israeli economy may also have a significant impact on our business. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The revenues of our Cellocator products and MRM services may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increase in use of mass transportation, an increase in vehicle related taxes, an increase in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our SVR services significantly depend on Israeli insurance companies mandating subscription to a service such as ours. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services we provide.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business and trade activity with the State of Israel and Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2017, the NIS increased in relation to the U.S. Dollar by 10.4%. As of December 31, 2017, our revenues in NIS accounted for approximately 45% of our total revenues in 2017. Approximately 32% of our expenses (primarily labor expenses of the operations of our Cellocator segment and MRM segment in Israel) are incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, as of December 31, 2017, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real, Mexican Pesos and South African Rand. Loans and credit facilities in the amount of approximately $9.9 million, constituting approximately 98% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2013, in connection with our acquisition of Pointer Brazil, we entered into a foreign currency hedging transaction in order to partially manage the risk related to Brazilian Real. In 2017 we did not enter into any foreign currency hedging transactions. See Item 4.A. - History and Development of the Company- Recent Developments. Therefore, to the extent that our currency risk is not hedged or sufficiently hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

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

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2017, we have no loans linked to Israeli CPI. However, should we require additional financing by means of loans linked to the Israeli CPI, we will be exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the U.S. Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the workday, pension contributions, insurance for work-related accidents, and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2017, we did not increase the salaries of our employees in Israel due to an increase in inflation. However, due to new legislation, between April 2015 and December 2017, the minimum wage in Israel gradually increased from NIS 4,300 to NIS 5,300. This increase has had an effect on our cost of operations in Israel.

In Brazil, Argentina and South Africa, in 2017, due to an increase in inflation, we increased the salaries of most of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

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

Israeli government programs and benefits which we previously received require us to meet several conditions in order to transfer intellectual property developed using government funding abroad, or in order to consummate a change in control.

We have received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS, as it was known prior to Amendment No. 7 (the “R&D Amendment”) to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the “R&D Law”), now known as the Israel Innovation Authority (the “IIA”).

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., leaves substantial discretion with the newly established IIA, and until recently, included only guidelines to some of the core issues of the R&D Law, thus causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS. The IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. These provisions include limitations and requirements for payment with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology outside of Israel, and change in control in companies who received government funding from the OCS or IIA, which may impair our ability to sell our technology assets outside of Israel or to outsource, transfer development or manufacturing activities with respect to any product or technology outside of Israel, or consummate a change in control in the Company.

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

This strategy was implemented in the following years through several acquisitions in Israel, Argentina and South Africa, and the establishment of subsidiaries and affiliates in Mexico and Brazil.

In September 2007, we purchased the assets and activities of Cellocator Ltd., a private Israeli company active in the field of cellular location-based services and technology.

In August 2008, we incorporated a company in Brazil by the name of Cellocator Commercial S.A., which was later renamed Pointer do Brasil Comercial S.A. On October 14, 2013 we completed the acquisition of Pointer Brazil by acquiring the outstanding shares that we did not previously own, following which it became our fully owned subsidiary. As of March 2014, Pointer do Brasil Comercial S.A. changed its legal form from a corporation to a limited liability company (LLC), and its trading name from Pointer do Brasil Comercial S.A, to Pointer do Brasil Comercial Ltda. In May 2014, Pointer do Brasil Comercial merged with Pointer do Brasil Participações Ltda. As a result of this merger, we now hold 100% of Pointer do Brasil Comercial Ltda.

In October 2008, we established a wholly-owned subsidiary in the United States, Pointer Telocation Inc. in order to introduce our Cellocator segment portfolio of products to the North American market.

In May 2012, we established a wholly-owned subsidiary in India, Pointer Telocation India, in order to introduce our Cellocator segment portfolio of products to the Indian market.

In January 2014, we completed the acquisition of Shagrir Systems by acquiring all of the outstanding shares that we did not previously own.

In addition, we completed the acquisition of Pointer SA (PTY) Ltd. in South Africa in September 2014 and completed the acquisition of Pointer Mexico in September 2015 by acquiring all of the outstanding shares of each that we did not previously own. In October 2017, we purchased the activities of Neo-Trac South Africa Proprietary Limited and T-Trac SA Proprietary Limited, South African companies, which were integrated into Pointer South Africa. The activities include a fleet of approximately 2,400 vehicles. Additionally, we sold 12% of the issued share capital of Pointer South Africa to Preshnee Moodley.

On October 7, 2016, we completed the acquisition of Cielo through our subsidiary Pointer Brazil, which acquired 100% of Cielo’s shares. We are currently in the process of merging Cielo with and into Pointer Brazil for the purpose of optimizing the operations and technology offered by Pointer Brazil and Cielo, however, there can be no assurance that such merger will take place as planned and that such merger will achieve the desired outcomes.

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

In September 2015, we completed the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that we did not previously own, from Pointer Recuperacion de Mexico, S. de R.L. de C.V. (the “Pointer Mexico Sellers”), in consideration for the issuance of 81,081 of our ordinary shares to the Pointer Mexico Sellers. This acquisition was designed to streamline and simplify our Mexican operations.

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

1.	Cellocator segment - we design, develop and produce leading mobile resource management products that include asset management, fleet management and security products for sale to telematics service providers and distributers in approximately 80 countries, as well as to our telematics service provider subsidiaries.
2.	MRM segment - acts as an operator primarily in Israel, Brazil, Argentina, Mexico and South Africa by bundling our products together with a range of MRM services, including fleet management, asset management services and stolen vehicle retrieval services.
3.	RSA segment – we acted as an operator in Israel, provided roadside assistance services, emergency repair services for sale primarily to automotive and insurance companies and car sharing services. See Item 4.B. – Business Overview for a further description of our business segments.

Following the completion of the Shagrir Spin-off, the Company controls and manages the results of the Company’s business in two operating segments – the Cellocator segment and the MRM segment, both as detailed above. We may offer products developed under our Cellocator segment, services under our MRM segment, or a combination thereof, as an intersegment bundle.

In June 2016, we filed a “shelf” registration statement with the Securities and Exchange Commission, or SEC, which was declared effective on July 7, 2016. We may sell up to $25,000,000 of our ordinary shares in one or more offerings pursuant to this registration statement. Our management will have broad discretion over the use of the net proceeds from the sale of our securities pursuant to this registration statement.  Unless otherwise indicated in any accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of the securities offered pursuant to this prospectus for general corporate purposes and working capital requirements.

B.	BUSINESS OVERVIEW

A. General

Pointer Telocation is a leading provider of MRM products and services for the mobile assets management (such as cargo, assets, containers, etc.) and the automotive, insurance industries. Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset management; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. Our services segment MRM, offers a range of services including, inter alia: asset management; fleet management services; and SVR. MRM services are provided primarily in Israel, Brazil, Argentina, Mexico and South Africa and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

Prior to the Shagrir Spin-off additional services were provided by the RSA segment in Israel, which included RSA services, emergency home repair services and automotive garage repairs mainly for insurance companies, fleets and individual private customers.

In 2017, revenues generated by our Cellocator products segment accounted for 31% of group revenues and revenues generated by our MRM services segment made up 80% of group revenues (including 11% intersegment revenues). Income generated from our former RSA services segment is being presented in our annual financial statements as Income from Discontinued Operations. For additional information regarding our Discontinued Operation see Note 18 to our Financial Statements.

MRM Segment

We provide MRM services in Israel mainly through Pointer and abroad through our local subsidiaries Pointer Argentina, Pointer Mexico, Pointer Brazil, Cielo and Pointer South Africa, and to a lesser extent globally via SaaS. In providing MRM services Pointer purchases products manufactured by our Cellocator segment and by third party operators, mainly accessories, such as alarm systems.

Our MRM services segment currently provides the following range of MRM services:

(i)	Asset Management services

Our asset management services in Israel, Argentina, Mexico, Brazil and South Africa provide MRM services to assets both with and/or without an on board power supply. Accordingly these MRM devices include an energy management feature which is relayed to the command and control software that monitors the resources. Our asset management services in Israel, Argentina, Mexico, Brazil and South Africa provide MRM services to assets:

a.	With or without an on board power supply. Accordingly, these MRM devices include an energy management feature which is relayed to the command and control cloud-based services that monitor the resources, assist in the management decision-making process and contributes to the operation efficiency.

b.	Cargo delivery real-time monitoring based on multi-sensors capability and a monitoring and control web based SW (IOT).

(ii)	Fleet management services

Our fleet management services in Israel, Argentina, Mexico, Brazil and South Africa are predominantly based on cellular communication, GPS location tools and web-based applications providing connectivity to the vehicle via products manufactured by our Cellocator segment. Our customers monitor their fleet vehicles using a web-based application that can monitor various parameters such as (but not limited) vehicle location, speed, on board car computer and other inputs, driver behavior, and can receive reports and alerts, either automatically or upon request wirelessly via the internet, GPRS or an SMS.

(iii)	SVR services

We provide SVR services predominantly in Israel and to a lesser extent in Argentina and Brazil. Most of the SVR products used to provide our SVR services are mainly sold to (i) local car dealers (importers) that in turn sell the products equipped in the vehicle to the end users which purchase the SVR services directly from us, or (ii) to leasing companies which purchase our SVR services in order to secure their own vehicles.

(iv)	Connected Car services

In addition, in order to increase the added value services for our car dealer customers and end users, we have developed a connected car solution which we provide based on the car infotainment system, which as of the date of this report, is offered by us in Israel only. While the connected car solution enables the car dealer to preserve continuance relationship with the end users, it provides the end users with a more friendly and richer user interface and enables us to expand our consumer target market to vehicles which do not require SVR services.

Cellocator Segment

Our Cellocator segment designs, develops and produces market leading customizable MRM products that utilize various Radio Frequency (RF) and Cellular (GSM/GPRS/UMTS/CDMA/LTE) communication technologies. Cellocator products are both sold and distributed to our MRM segment in Latin America, Israel and South Africa, as well as third party operators all over the world. Both Pointer and third party operators typically bundle our products with the services provided.

Cellocator develops, manufactures and distributes the following products:

(i)	Fleet and asset management products

Our fleet and asset management products: enhance the utilization of fleet vehicles and other mobile resources, minimize operational costs (for example through fuel savings and efficiency); and provide detailed statistics on multiple aspects of vehicle usage to minimize repair and maintenance costs by helping fleet managers spot critical issues in advance. Fleet management products also include remote monitoring and control solutions that are included as part of our SVR product line (as mentioned above) such as the CCC and communications infrastructure. We also provide operators with end units that once installed in a vehicle provide online monitoring of the operating parameters of a fleet vehicle as well as details on driver behavior and vehicle diagnostics. These units retrieve and relay data utilizing various sensors that are installed in the vehicle. Technologies relied upon for these aspects include: RS-232; CANBUS and OBDII, standard 1-wire (Dallas) serial communication, analog and discrete I/O ports, Bluetooth etc. Reports summarizing results are fed back to fleet managers through web-based or OS-based monitoring and management location applications.

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

(ii)	Asset Management products

Our line of asset management products are designed to track and monitor cargo transported in trailers and containers and or specialized equipment used, among other things, for construction or agricultural purposes. Our products include tracking, remote sensing, communication and maintenance capabilities, providing enhanced functionality for advanced asset management and monitoring of both mobile assets and assets without a constant power supply. Through successful tracking and monitoring of assets, Cellocator products help our customers minimize in many cases otherwise unavoidable financial losses relating to the loss, theft or damage to their aforementioned assets or cargo.

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

In the event that a vehicle is stolen, our operators are either alerted by our products through sensors located in the vehicle and/or operators are informed by the owners of the vehicles themselves. The products transmit information to a command & control center, or CCC. Once the CCC receives the information transmitted by the products, operators can take the necessary steps to recover the vehicle using their personnel as well as law enforcement agencies and various subcontractors. Our SVR products can also include the option of a “distress key” that can be used by a driver to alert the CCC, which in turn, locates the vehicle and immediately enables operators to provide the required services.

Our SVR products include the following remote monitoring and control solutions:

•	End units for installation in vehicles - We offer an end unit with input and output capabilities, which may be installed in a vehicle or on any asset that may be mobilized from one location to another. The end unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset. Data from these inputs may be transmitted to the CCC. The CCC may send commands to the end unit activating certain outputs. Installation and de-installation of end units in vehicles or on assets are performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may include cargo or equipment that might not have an independent source of energy, such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.
•	Command & Control Center SW - The CCC includes software modules required for the execution of certain operations by the operator, as well as monitors to display data collected from the end units which is then analyzed in order to determine the location of the vehicle. The CCC connects to the end units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.
•	Communication Infrastructure- Communication is accomplished by either the cellular network in each territory of operation or radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and are connected to existing communications infrastructure. Each base station is equipped with antennae which receives the end-unit’s signal and measures the angle from which the signal arrived for the purpose of locating the vehicle. These measurements together with additional data received from the end units are then converted into digital data and sent to the CCC. The location of the vehicle is established by either triangulation measurements from several base stations installed by the operator or by means of a GPS device contained within the vehicle.

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

B. Sales and Marketing

Our SVR services in Israel are marketed primarily through vehicle importers and, to a lesser extent, through fleet vehicle operators, leasing companies and private individuals. Our MRM services are marketed directly to fleet vehicle operators and private individuals who have already installed our products. Our fleet management services are marketed primarily to commercial fleets through our in-house sales and marketing team.

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

We develop comprehensive solutions to customers leveraging our in-house technology in Cellocator to provide competitive solutions, to maintain customer’s loyalty and decrease churn. As a result, our customers get access to their data which is stored via “cloud computing”, and Business Intelligence reports which we develop.

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

Our Cellocator segment obtains licenses from the Israeli Ministry of Communications in order to manufacture, import, market and sell its products in Israel.

While the use of our cellular monitoring units does not require regulatory approvals, the use of our radio frequency products is subject to regulatory approvals from government agencies in each of the countries in which systems incorporating such products are operated, including Israel. Our operators typically must obtain authorization from each country in which these systems are installed. In general, applications for regulatory approvals to date have not been problematic. This being said, regulatory schemes in each country vary and may change from time to time. Hence, we cannot guarantee that approvals already obtained are or will remain sufficient in the view of regulatory authorities indefinitely. In addition, we cannot state with certainty that operators of our systems will obtain licenses and approvals in a timely manner in all jurisdictions in which we wish to sell our systems, or that potential restrictions which may arise pertaining to the use of our systems will not be unduly burdensome.

D. Competition

MRM Segment

In Israel, in the SVR and fleet management market, our main direct competitor is Ituran Location & Control Ltd. (“Ituran”). In the fleet business, we face competition from Ituran, ISR Corp, Trafilog Ltd. and other smaller companies.

Our primary competitors in the fleet management services market in Argentina are Megatrans SA Sitrack.com Argentina SA, while in Mexico, we face competition mainly from Qualcomm Inc., CSI, Encontrack SA de CV, Copolito, Unicome and UDA.

In Brazil, we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA, Qualcomm Inc., Golsat and others. In the fleet management services market most competitors are focused on the provision of low or entry level vehicle monitoring services and solutions. Fewer competitors operating in these countries compete on like-for-like basis with our Pointer Fleet solution, which offers more sophisticated analytics, reporting, diagnostics and driving pattern tracking that relies upon an active management approach. Nonetheless, the higher-end market in which we compete is relatively competitive and we have witnessed the recent penetration of international companies, such as Mix Telematics and Telogis, to Brazil.

In South Africa we face competition mainly from Mix Telematics Ltd., C-Track (Digicore) and Cartrack which have both SVR & fleet solutions.

In addition, within the markets described above and other potential markets (such as mobile resource management) service providers who, directly or indirectly, compete with us employ other technologies such as hybrid combination of Cellular GPRS with two-way satellite communications which allow service in area without Cellular GPRS. These systems rely on GPRS communication and when GPRS is unavailable, they switch to a two-way satellite channel to ensure constant communications availability.

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

Cellocator focuses on providing mid-higher level products, which include advanced technology (requiring significant R&D expenditures) and customization ability, where there are high barriers to entry and high price points for the products. Cellocator has more significant competition in the lower-end products, given that due to the nature of the technology included in such products the barriers to entry are lower. As so, Cellocator is entering the field of asset & cargo monitoring adding BLE technologies and offers products which support various cellular networks including 2G, 3G and LTE networks

In Europe and Latin America, our Cellocator products segment predominantly sells GPS/Cellular based vehicle devices. Relatively strong competition exists within the GPS/Cellular field. Here, competing manufacturers are introducing competitively priced vehicle devices with varying performance features. Our primary competitors in the GPS/Cellular based vehicle device market in Americas include Calamp, Skypatrol LLC, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd. and Portman Security System International Co. Ltd. Our competitors in Europe principally include: Ruptela, GPS Tracking Network Inc. (Enfora); Uab Teltonika; Falcom GmbH; Skope Solutions; and Digicore Holdings Ltd. and Queclink worldwide. Lately, we face aggressive competition from Chinese companies such as Queclink on the entry level low end devices.

E. Seasonality

Both our Cellocator products segment and MRM services segment are not significantly seasonal.

Principal Markets

For the breakdown of our revenues by category of segments please see Item 3 - Selected financial data. The following is a breakdown of our revenues (in U.S. dollars) by category of activity, including the percentage of our total consolidated sales for each period. Pursuant to Shagrir Spin-off the RSA segment is presented in our financial statements as Discontinued Operation and the segments reporting was retroactively adjusted to reflect that change. The following two tables were adjusted to reflect our results pursuant to the Shagrir Spin-off.

	2017		2016		2015
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
MRM Services:	80%	62,208	77%	49,620	79%	47,938
Cellocator Products:	31%	24,364	35%	22,707	32%	19,489
Intersegment elimination	(11)%	(8,417)	(12)%	(7,974)	(11)%	(6,860)
Total:	100%	78,155	100%	64,353	100%	60,567

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2017		2016		2015
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	45%	35,230	46%	29,438	44%	26,487
Latin America	36%	28,458	31%	20,146	32%	19,391
Europe	6%	4,413	7%	4,501	9%	5,271
Other	13%	10,054	16%	10,268	15%	9,418
Total	100%	78,155	100%	64,353	100%	60,567

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY

Argentina	Pointer Argentina S.A. (1)
Mexico	Pointer Recuperacion Mexico S.A. (2)
Brazil	Pointer do Brasil Comercial Ltda.(3)
Brazil	Cielo Telecom Ltda. (4)
USA	Pointer Telocation Inc. (5)
India	Pointer Telocation India (6)
South Africa	Pointer SA (PTY) Ltd. (7)

(1)	We hold 93% of the issued and outstanding shares of Pointer Argentina.

(2)	We hold 100% of the issued and outstanding shares of Pointer Mexico.
(3)	We hold 100% of Pointer Brazil.
(4)	Pointer Brazil holds 100% of the issued shares and outstanding of Cielo.
(5)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(6)	We hold 100% of the issued and outstanding shares of Pointer Telocation India.
(7)	We hold 88% of the issued and outstanding shares of Pointer South Africa.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities of Cellocator segment and our executive offices and operational offices of the MRM operation in Israel are located at 14 Hamelacha Street, Rosh Ha’ayin 4809133, Israel (a central suburb just outside of Tel Aviv) where we currently lease approximately 2,500 square meters with annual lease payments of approximately $548,000. Our MRM call center and warehouse in Israel are located at 4 Hanapach Street, Holon where we currently lease approximately 440 square meters with annual lease payments of approximately $72,000, we lease and sub-lease additional smaller facilities in various locations in Israel from Shagrir Group with annual lease payments of $100,000 and we also lease antenna sites in various locations in Israel for an annual lease payment of $122,000. For additional information regarding our lease agreements with Shagrir Group see “Item 7.B. Related Party Transactions”. Pointer Argentina’s offices and operations facility are located in Buenos Aires, Argentina. Pointer Argentina currently leases 905 square meters (including 505 square meters used by its installation centers) with an annual lease payment of $119,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo, Brazil. Pointer Brazil currently leases 759 square meters with an annual lease payment of $131,000. Cielo’s offices and operations facilities are located in Passo Fundo Brazil. Cielo currently leases 1,000 square meters with an annual lease payment of $33,000. For further information, please see Note 12d of our consolidated financial statements. Pointer South Africa offices and operations facility are located in Cape Town, Midrand and Durban South Africa. Pointer South Africa currently leases 1,484 square meters with an annual lease payment of $216,000. The offices and operation facilities of Pointer Mexico are located in Mexico City, Mexico, where Pointer Mexico currently leases 400 square meters with an annual lease payment of $114,000 USD.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in Item 3.D. – Key Information–Risk Factors.

Overview

We believe we are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through two main segments: (i) Cellocator Segment and (ii) MRM segment. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset management, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Brazil, Argentina, Mexico, and South Africa by bundling our products together with a range of mobile resource management services, including stolen vehicle retrieval services and fleet management services. Our results presented below with respect to 2016 and preceding years were adjusted to reflect the Shagrir Spin-off.

Our revenues are principally derived from (i) rendering services through our MRM segment and (ii) sales of our systems and products through our Cellocator segment, as well as through our MRM segment which bundles our products in the services it offers.

Our acquisition of Cellocator Ltd., a developer and manufacturer of cellular monitoring units, was intended to assist us in our objective to present new products to the market, improve our gross margin from cellular products and to achieve vertical efficiencies of scale by manufacturing our own units without being required solely to use third party subcontractors. Subsequent to the acquisition of Cellocator Ltd. in September 2007, Cellocator became a separate segment of our operations in 2008. The Cellocator segment is responsible for a significant part of our revenues. Our total revenues from our Cellocator segment in 2017 were $24.4 million, which constituted approximately 31% of our total revenues, in comparison to $22.7 million, which constituted approximately 35% of our total revenues following the completion of the Shagrir Spin-off in 2016. In 2017, our revenues from international customers arising out of our Cellocator segment were $16.8 million, which constituted approximately 22% of our total revenues, in comparison to $16.8 million in 2016, which constituted approximately 26% of our total revenues, and our revenues from Israeli local customers arising out of our Cellocator segment were $7.6 million, which constituted approximately 10% of our total revenues, in comparison to $5.9 million in 2016, which constituted approximately 9% of our total revenues.

Following our acquisition of Cellocator Ltd. in 2007, we acquired the remaining 51.2% of the issued share capital of Pointer Brazil in 2013, acquired Pointer South Africa, completed the Company’s Reorganization as of December 30, 2014, acquired the remaining 26% of the issued share capital of Pointer Mexico in 2015 acquired Cielo in October 2016, acquired the activities of Neo-Trac South Africa Proprietary Limited and T-Trac SA Proprietary Limited and sold 12% of our issued share capital in Pointer South Africa to Ms. Preshnee Moodley in October 2017, and expanded our operations and increased our revenues from the MRM segment in Israel and abroad. Our revenues from MRM customers in Israel in 2017 were $35.0 million, which constituted approximately 45% of our total revenues, in comparison to $29.2 million in 2016, which constituted approximately 45% of our total revenues. In 2017, our revenues from international customers were $43.0 million, which constituted approximately 55% of our total revenues, in comparison to $34.9 million in 2016, which constituted approximately 54% of our total revenues.

Acquisitions and Initiatives

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisition of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $42.9 million and $40.3 million as of December 31, 2017 and 2016, respectively. See Item 4 – History and Development of the Company for further information on our acquisitions. See also Item 5 - Costs and Expenses for further discussion on the impairment loss recorded in 2016 and 2017.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $4.1 million, $3.7 million and $3.4 million in the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

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

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment’s sales of products manufactured by us and by third parties to our MRM segment subsidiaries in Israel, Latin America and South Africa and to third party operators worldwide. In addition, we generate revenues through our MRM segment from sales of products that are bundled together with our services. In 2017, as a result of very intense continued worldwide competition in the products market, especially in the lower-end, we continued to face price erosion that was partially offset by operational efficiency, cost reduction and mostly compensated by an increase in volumes and by presenting new more sophisticated products. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we intend to continue to introduce new higher-end products to the market and vertical market with higher margins and continue in our cost reduction efforts of our product components.

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

Impairment of intangible asset

In 2015, as a result of an annual impairment test, the Company recorded impairment of Pointer Brazil goodwill and other intangible assets of $0.9 million. These impairment costs were recorded in the Consolidated Statement of Operations under the captions “Impairment of intangible and tangible assets.”

No impairment losses were identified in 2017 and 2016.

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

In 2017, we realized a deferred tax asset of $9.2 million, mainly with respect to our carry forward loss, which was recorded following our determination that it is more likely than not that the deferred tax asset will be realized in future periods.

Income from discontinued operation, Net.

As a result of the Shagrir Spin-off, we have reclassified the net income from Shagrir Group as discontinued operations. For additional information see Item 4.B. – “Information on the Company – Business Overview” and Note 18 for further information regarding the Shagrir Spin-off.

Critical Accounting Policies

The consolidated financial statements include the Company’s and its subsidiaries’ accounts. Intercompany transactions and balances are eliminated in consolidation.  The preparation of financial statements in conformity with U.S. GAAP requires us, in certain instances, to use estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. The actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations. Our accounting policies are described in Note 2 to the consolidated financial statements. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and requires management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The financial information presented below, with respect to 2016 and the preceding years, was adjusted to reflect the Shagrir Spin-off.

The significant accounting policies and estimates, which we believe to be the most critical in understanding and evaluating our reported financial position and results of operations, include:

Revenue recognition

We generate revenues from the provision of services, subscriber fees and sales of systems and products, mainly in respect to stolen vehicle recovery, fleet management and other value added services. To a lesser extent, revenues are also derived from technical support services. We sell the systems primarily through their direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users.

Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is reasonably assured.

Service revenues including subscriber fees recognized as services are performed, over the term of the agreement.

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

Changes in the allowance for doubtful accounts during 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016

Balance at beginning of the year	$1,281	$1,053
Deductions during the year	(992)	(339)
Charged to expenses	802	511
Foreign currency translation adjustment	36	56
Balance at end of year	$1,127	$1,281

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

•	The brand names are amortized over a two to nine year period.
•	The customers’ related intangibles are amortized over a five to nine year period.
•	The developed technology is amortized over a five year period.
•	Backlog is amortized over a three year period.
•	Non-competition agreement is amortized over a three year period.
•	Reacquired rights are amortized over a five month period.
•	Patents are amortized over an eight year period.

Customer related intangibles are amortized based on the accelerated method. For customer related intangibles in respect with to Pointer Brazil transaction during 2013 and the Cielo transaction during 2016, the Company used the straight line method. The differences from the accelerated method were immaterial.

The other intangibles are amortized based on the straight line method over the periods mentioned above.

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

No impairment losses were identified in 2017 and 2016.

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

For information regarding goodwill impairment in 2015, see Notes 2g. to our financial statements. No impairment losses were identified in 2016 and 2017.

Share based compensation

Stock-Based Compensation Expense.

We apply ASC 718, “Compensation - Stock Compensation” (formerly SFAS 123(R) “Share-Based Payment”). In accordance with ASC 718, all grants of employee’s equity based share options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation-Stock Compensation (Topic 718)” (“ASU2016-09”) on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. Upon the adoption in the first quarter of 2017, the effect of the adoption on the Company’s retained earnings was immaterial.

During the years ended December 31, 2017, December 31, 2016 and December 31, 2015, we recognized share-based compensation expenses related to employee share options in the amounts of $380 $320, and $309, respectively. See Note 2p. to our consolidated financial statements for additional information.

According to ASC 718, a change in any of the terms or conditions of the Company’s share options is accounted for as a modification. Therefore, if the terms of an award are modified, the Company calculates incremental compensation costs as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors existing at the modification date. For vested options, the Company recognizes any incremental compensation cost immediately in the period the modification occurs, whereas for unvested options, the Company recognizes, over the new requisite service period, any incremental compensation cost due to the modification and any remaining unrecognized compensation cost for the original award over its term.

Income taxes

The company recorded tax income in the amount of $9.2 million due to decrease in valuation allowance related to carry forward losses of the company and other temporary differences that are more likely than not to be offset against future income.

We account for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes.” This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. As of December 31, 2017, the Company recorded a liability of $127,000 for uncertain tax positions. As of December 31, 2016 the Company did not have any liability for uncertain tax position. The Company’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2017, the Company did not recognize any interest and penalties associated with tax positions.

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

Recently Issued Accounting Standards (not effective for fiscal 2017)

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for the Company in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 (“Modified Retrospective Adoption Transition Method”).

The Company has established an implementation team to analyze the potential impact the standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. The Company will adopt the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

The Company has completed its evaluation of the Standard and expects a change relating to the application of the legacy contingent revenue “cash cap” guidance in ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, that limited the amount of revenue recognized at contract inception. In addition, the Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. Under current GAAP, the Company expenses sales commissions as incurred while under the Standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts.

Upon initial application the company will record deferred revenues, assets and a cumulative effect to retained earnings in an immaterial amount on the opening balance sheet at January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating when it will adopt this new standard and the expected impact on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. ASU 2016-15 will generally be applied retrospectively and is effective for annual periods beginning after December 15, 2017. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for the Company in the first quarter of 2018 and early adoption is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

Analysis of our Operation Results for the Year ended December 31, 2017 as compared to the Year ended December 31, 2016

Our operation results presented herein with respect to the year ended December 31, 2016, were adjusted to reflect the Shagrir Spin-off.

Revenues. Revenues increased by $13.8 million, or 21%, from $64.4 million in 2016 to $78.2 million in 2017.

The revenues from the sale of our products increased by $3.4 million, or 15%, from $22.8 million in 2016 to $26.2 million in 2017. This increase was primarily attributable to the increase of the quantity of Cellocator products sold during 2017. This increase was partially affected by the continued price erosion of Cellocator products.

The revenues from sales of our services increased by $10.4 million, or 25%, from $41.6 million in 2016 to $52 million in 2017. This increase was primarily attributable to an increase of 16% of our MRM subscribers base, the acquisition of Cielo which is relatively selling in higher margins, and a positive effect of the appreciation of these local currencies against the USD, as a result revenues from services in U.S. dollars increased more than the increase in revenues in local currencies in the countries where our subsidiaries operate.

Revenues from our MRM services in 2017 accounted for 80% of our total revenues, an increase of 3% compared to 2016.

Our international revenues in 2017 were $42.9 million, which constituted approximately 55% of total revenues compared to $34.9 million, which constituted approximately 54% of total revenues in 2016. The increase in the international sales revenues was primarily attributable to an increase in our MRM subscriber base and an increase in the quantity of the Cellocator products sold. Sales to Latin America increased from $20.1 million in 2016 to $28.5 million in 2017; sales to Europe decreased from $4.5 million in 2016 to $4.4 in 2017; and sales to other countries were $10.1 million in 2017 compared to $10.3 million in 2016.

Cost of Revenues. Our cost of product revenues increased by $2.2 million to $16.1 million for the twelve months ended December 31, 2017 as compared to $13.9 million for the same period in 2016. This increase was associated with an increase in revenues from the Cellocator products and from the products sold by Cielo.

Our cost of revenues from Services increased by $3.2 million to $21.9 million for the twelve months ended December 31, 2017 as compared to $18.7 million for the same period in 2016.

Gross Profit. Our gross profit increased by $8.4 million from $31.8 million in 2016 to $40.2 million in 2017. As a percentage of total revenues, gross profit accounted for 51.4% in 2017 compared to 49.4% in 2016. Our gross margin on the Cellocator product sales in 2017 was 38.6% compared to 39.0% in 2016. Gross margin on services was 57.8% in 2017 compared to 55.1% in 2016. The increase in gross profit resulted from an increase in revenues as well as from operational efficiencies.

Research and Development Costs. Research and development expenses were $4.1 million in 2017 compared to $3.7 million in 2016. This increase was associated with Cellocator increasing efforts in the development of its high end solutions in accordance with its strategy.

Selling and Marketing Expenses. Selling and marketing costs were $14.0 million in 2017 compared to $11.8 million in 2016. This increase was associated with a increase of our sales efforts in each territory where we operate and Cielo acquisition in Brazil.

General and Administrative Expenses. General and administrative expenses increased by $2.3 million to $11.3 million in 2017 from $9 million in 2016. This increase is attributable mainly to our Cielo acquisition in Brazil.

One Time Acquisition Related Costs. One Time Acquisition related Costs amounted to $0.03 million. This cost was associated with the acquisition of Neo-Trac South Africa Proprietary Limited and T-Trac SA Proprietary Limited’s activities.

Amortization of Intangible Assets. Amortization of intangible assets in 2017 amounted to $0.5 million, similar to the amortization of intangible assets in 2016.

Impairment of Intangible and Tangible Assets. There was no impairment of intangible and tangible assets in 2017 and 2016.

Operating Profit. As a result of the foregoing, we recorded an operating income of $10.3 million in 2017, compared to an operating income of $6.2 million in 2016.

Financial Expenses (Net). Financial expenses in 2017 amounted to $1 million, similar to the financial expenses in 2016.

Taxes on Income. Taxes on income were $7.2 million income in 2017 compared to $1.8 million expenses in 2016. In 2017, we realized a deferred tax asset of $9.2 million, mainly with respect to our carryforward loss, which was recorded following our determination that it is more likely than not to be offset against future income.

Net Income from Discontinued Operations, Net. No Net income from discontinued operations was recorded in 2017. We recorded net income from discontinued operations in the amount of $0.2 million in 2016

Net Income. In 2017, we recorded a net income of $16.5 million, compared to a net income of $3.5 million in 2016.

Net Income attributable to non-controlling interests. We recorded net income attributable to non-controlling interests in the amount of $3 thousands in 2017, compared to net income of $24 thousands in 2016.

Analysis of our Operation Results for the Year ended December 31, 2016 as compared to the Year ended December 31, 2015

All of our operation results presented herein were adjusted to reflect the Shagrir Spin-off.

Revenues. Revenues increased by $3.8 million, or 6.3%, from $60.6 million in 2015 to $64.4 million in 2016.

The revenues from the sale of our products increased by $0.5 million, or 2%, from $22.3 million in 2015 to $22.8 million in 2016. This increase was primarily attributable to the increase of the quantity of Cellocator products sold during 2016. This increase was partially affected by the continued price erosion of Cellocator products which affected both the Cellocator products and services that were bundled with Cellocator products.

The revenues from sales of our services increased by $3.3 million, or 8.5%, from $38.3 million in 2015 to $41.6 million in 2016. We increased the number of subscribers and sales in local currencies in the territories where we operate. This increase was negatively affected by the devaluation of these local currencies against the USD, as a result revenues from services in U.S. dollars increased less than the increase in revenues in local currencies in the countries where our subsidiaries operate.

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

Amortization of Intangible Assets. Amortization of intangible assets were $0.5 million same as in 2015. The expense in 2016 includes an increase due to the amortization of intangible assets from the acquisition of Cielo partially offset by a decrease in the amortization of intangible assets in Cellocator and Brazil which already fully amortized by December 31, 2016.

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

Net Income. In 2016, we recorded a net income of $3.5 million, compared to a net income of $3.8 million in 2015.

Net Income (Loss) attributable to non-controlling interests. We recorded net income attributable to non-controlling interests in the amount of $24 thousands in 2016, compared to net loss of $(75) thousands in 2015.

Selected segment financial data:

The financial data presented herein with respect to the year ended December 31, 2016, was adjusted to reflect the Shagrir Spin-off.

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

The Company applies ASC 280, “Segment Reporting Disclosure.” The Company evaluates performance and allocates resources based on operating profit or loss. See Item 4.B – Business Overview.

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the financial statements.

	2017	2016	2015
Cellocator segment revenues	24,364	22,707	19,489
MRM segment revenues	62,208	49,620	47,938
Intersegment adjustment	(8,417)	(7,974)	(6,860)

Total revenue	78,155	64,353	60,567

Cellocator segment operating profit	2,742	1,660	1,000
MRM segment operating profit	7,569	4,708	3,848
Inter-segments adjustment	(2)	(120)	493
Total operating profit from continued operations	10,309	6,248	5,341

Revenues. Revenues of the MRM segment increased in 2017 by $12.6 million to $62.2 million from $49.6 million in 2016. MRM segment revenues derive from services and the sale of products relating to those services provided by the MRM segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties. The increase is primarily attributable to sales of products that are sold bundled with services, and the acquisition of Cielo in Brazil.

Revenues of the Cellocator segment in 2017 were $24.4 million, compared to $22.7 million in 2016. The increase of $1.7 million or 7% in the revenues was primarily attributable to the increase of the quantity of Cellocator products sold during 2017. This increase was partially affected by the continued price erosion of Cellocator products. In 2017, Cellocator inter-segment revenues from products increased by 6% due to an increase in the installing base of the MRM operation.

Operating profit. Operating profit of the MRM segment in 2017 was $7.6 million, compared to $4.7 million in 2016.

The operating income of the Cellocator segment in 2017 was $2.7 million, compared to an operating profit of $1.7 million in 2016. The increase is primarily attributable to the increase in revenues from Cellocator products in 2017.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were impacted by the fluctuations of exchange rates between the U.S. Dollar and the NIS, and to a lesser extent between the U.S. Dollar and the Brazilian Real, the Argentine Peso, the Mexican Peso, the Euro and the South African Rand. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b of our consolidated financial statements.

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

We believe that inflation in Israel and fluctuations in the U.S. Dollar - NIS exchange rate may have substantial effects on our business, and our net income. Increased inflation may increase our NIS costs in Israel, including among others, salaries of our employees in Israel, costs of communications, subcontractors, rental, financial expenses associated with loans related to NIS and the Israeli CPI, and other expenses, which are paid in New Israeli Shekels. Regarding fluctuations in the U.S. Dollar – NIS exchange rate a devaluation of the NIS against the U.S. Dollar will reduce our NIS denominated revenues and expenses in U.S. Dollar terms and therefore may negatively impact our consolidated net income (losses). Revaluation of the NIS against the U.S. Dollar will increase our NIS denominated revenues and expenses in U.S. Dollar terms. See Item 3D- Risk Factors for further information. Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

During 2017, and through February 28, 2018, the exchange rate fluctuated from a high of NIS 3.86 to the U.S. Dollar to a low of NIS 3.388 to the Dollar. The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =
September 2017	3.504	3.584
October 2017	3.491	3.542
November 2017	3.499	3.544
December 2017	3.467	3.550
January 2018	3.388	3.460
February 2018	3.427	3.535

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate NIS/$1	Devaluation/ (Revaluation)
January 1, 2013 – December 31, 2013	3.6108	(6.4)%
January 1, 2014 – December 31, 2014	3.5779	(0.01)%
January 1, 2015 – December 31, 2015	3.8839	8.5%
January 1, 2016 – December 31, 2016	3.8324	(1.4)%
January 1, 2017- December 31, 2017	3.5755	(6.7)%

Period	CPI	Yearly Increase/ (Decrease)
December 31, 2013	102.3	1.8%
December 31, 2014	102.1	(0.2)%
December 31, 2015	101.1	(1.0)%
December 31, 2016	100.9	(0.2)%
December 31, 2017	101.3	0.4%

In 2013, the Israeli economy recorded positive inflation of approximately 1.8%, where the NIS revalued against the U.S. Dollar by approximately 6.4%. In 2014, the Israeli economy recorded negative inflation of approximately 0.2%, where the NIS revalued against the U.S. Dollar by approximately 0.1%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars. In 2015, the Israeli economy recorded negative inflation of approximately 1%, and NIS revaluated against the U.S. Dollar by approximately 8.5%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2015. In 2016, the Israeli economy recorded negative inflation of approximately 0.2%, and the NIS devalued against the U.S. Dollar by approximately 1.4%. In 2017, the Israeli economy recorded positive inflation of approximately 0.4%, and the NIS revalued against the U.S. Dollar by approximately 6.7%

Regarding our operations in Brazil and the fact that Pointer Brazil’s revenues are not denominated in U.S. Dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between U.S. Dollar and Brazilian Real may have a significant effect on the business and overall profitability of Pointer Brazil and as a consequence, on the results of our operations.

Period	Exchange Rate BRL/$1	Yearly Increase/ (Decrease)
February 28, 2014	2.38	21%
February 27, 2015	3.87	63%
February 29, 2016	3.99	3%
February 28, 2017	3.11	(22)%
February 28, 2018	3.23	4%

Regarding our operations in Argentina and the fact that Pointer Argentina’s revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase
February 28, 2014	7.785	55%
February 27, 2015	8.720	12%
February 29, 2016	15.505	78%
February 28, 2017	15.471	-%
February 28, 2018	20.179	30%

Regarding our operations in Mexico and the fact that Pointer Mexico’s revenues are not denominated in U.S. Dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of Pointer Mexico and as a consequence, on the results of our operations.

Period	Exchange Rate MXN/$1	Yearly Increase/ (Decrease)
February 28, 2014	13.307	4%
February 27, 2015	14.962	12%
February 29, 2016	18.268	22%
February 28, 2017	19.832	9%
February 28, 2018	18.817	(5)%

The fluctuations of each of the Euro, the Indian Rupee and South African Rand are not material to our business. Devaluation of two or more of these currencies against the USD simultaneously, may have a material adverse effect on our business.

We may engage from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2017, 2016, 2015 and 2014 there were no foreign currency hedging transactions. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See Item 11- Quantitative and Qualitative Disclosures About Market Risk for further details about our hedging activities.

Governmental and Fiscal Policies which May Affect Our Business

The market for vehicle leasing in Israel has grown in recent years. Employers often provide vehicles to their employees as benefits mainly through operating leasing companies. Such benefits are tax deductible for the employer, while the employees pay tax on the imported value of the car placed at their disposal. The regulations which determine the method of calculation of the imputed taxable value of the use of a car by an employee were amended and apply to cars provided to and leased by employees on end of January 1, 2010. Whereas under the formal rules, fixed amounts of taxable income were assigned to various categories of vehicles, these regulations determine the imputed taxable income according to a certain percentage of the purchase price of the car. With respect to most of the car models, these regulations result in a high amount of imputed income to the employees, as compared to the previous rules. This result and other new regulations may adversely affect the overall demand for vehicles. The amounts of taxable income that were assigned may rise from time to time in accordance with government resolution.

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies which restricted the importation of goods and services, governance control of foreign currency transactions, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2015, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and which led to a significant devaluation of the Peso relative to the U.S. Dollar. In 2016, there was insignificant devaluation of the Peso relative to the U.S. Dollar. In 2017, there was a 17% devaluation of the Peso relative to the U.S. Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2017, we had a positive working capital of $9.3 million, our current assets to current liabilities ratio was 144% and we had cash and cash equivalents of $7.4 million and an unused credit facility of $11 million. We believe that we have access to sufficient capital to meet the Company’s requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer.

Our operations have been funded through capital contributions, bank loans, private and public placements, research and development grants from the Office of the Chief Scientist in Israel (“OCS”), known today as the Israel Innovation Authority (“IIA”), the BIRD Foundation, the European Community and cash flow from operations. We no longer receive grants from the OCS or the IIA in Israel, the BIRD Foundation or the European Community. In addition, we do not anticipate selling the products developed using the BIRD Foundation funds (which sales would require us to pay contingent royalties to the foundation) and therefore, do not anticipate paying these contingent royalties.

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

As of December 31, 2017, we had loans under long-term credit facilities (including current maturities) in the aggregate amount of approximately $10.1 million. The credit facilities provided to us and to our subsidiary Pointer Brazil by Israelis and Brazilian banks and other sources. $6 million was provided to Pointer to finance part of the Pointer Brazil acquisition, of which $5.6 million remains outstanding as of December 31, 2017. Of this aggregate amount, approximately $9.9 million are long-term loans in, or linked to, the U.S. Dollar from banks and $0.2 million are long-term loans denominated in Brazilian Real from Brazilian banks. All the loans, credit facilities and bank guarantees provided to Shagrir Systems were assigned to Pointer as of December 31, 2014. In addition, as of December 31, 2017, we have unutilized credit facilities of approximately $11 million from Bank Hapoalim, Israel Discount Bank Ltd. (“Bank Discount”) and HSBC.

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

In January 2009, we received credit facilities of $1 million from Israel Discount Bank B.M. to finance our working capital. As of December 31, 2017, $1 million of the credit facility is available for use.

Our aggregate credit facilities from Bank Hapoalim B.M. total $5 million. As of December 31, 2017, the full credit facility is available for use.

In 2017, net cash provided by our operating activities amounted to $9.7 million as compared to net cash provided from continuing operating activities of $9.1 million in 2016.

In 2017, net cash used in our investing activities was $3.2 million as compared to $12.1 million in 2016. On October 7, 2016, we completed the acquisition of Cielo through Pointer Brazil.

In 2017, net cash used in our financing activities was $4.7 million as compared to $0.2 million provided by our financing activities in 2016. The decrease is mainly attributed to receipt of long-term loans from banks in 2016 used for financing the acquisition of Cielo in Brazil.

Current liabilities increased from $19.8 million in 2016 to $21.2 million as of December 31, 2017, mainly due to an increase in current maturities of long-term loans from banks and the increase of our working capital. Long-term liabilities decrease from $14.4 million in December 31, 2016 to $9.8 million as of December 31, 2017 mainly due to repayment of long term loans.

For further information relating to the abovementioned acquisitions see Item 10C – Material Contracts.

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2018. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

Aside for the aforementioned long-term loans and credit facilities from banks, we have no firm commitments or arrangements for additional financing, and there can be no assurance that any such financing will be available on terms satisfactory to us, if at all. To the extent that our capital requirements exceed cash provided from operations and available financing (if any), we may, among other things, be required to reduce significantly, research and development, product commercialization, marketing and/or other activities. Under certain circumstances, our inability to secure additional financing could cause us to cease our operations. Our business has also been harmed as a result of the current general duress and difficult global economic conditions in general and in particular of the automotive market and political conditions in certain countries and regions in which we operate.

For a discussion of certain commitments and contingent liabilities, see Note 12 to our consolidated financial statements. For further information regarding investments in our Company see Item 4 – Recent Developments and Item 10C – Material Contracts.

Capital expenditures were $3.0 million in 2017 and $4.2 million in 2016. In both years, capital expenditures were used mainly for purchasing property and equipment.

We estimate that our total capital expenditures for 2018 will be approximately $4.9 million, substantially all of which will relate to fixed assets that serve mobile resource management business as well as our pursuit of new business opportunities, of which approximately 16% is estimated to be spent in Israel, 13% in South Africa and 71% in Latin America. We will also need to continue to provide our cash negative subsidiaries with financing until they have sufficient cash flows to run their operations.

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

(ii)	Designing improvements to existing products and applications by working closely with our customer support and product management department in order to implement suggestions and requests received from our customers; and

(iii)	Investing in improvements to our production methods and provision of services in our operations department.

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and continue to improve our products including our Pointerware network, the software platform used by our MRM and Cellocator segments for applications and for the provision of services to their customers. Our net expenditures for research and development programs during the years ended December 31, 2017 and December 31, 2016, totaled approximately $4.1 million and $3.7 million, respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2017, we employed 33 persons in research and development. For additional information concerning commitments for research development programs, see Note 12 of our consolidated financial statements.

The Government of Israel encourages research and development projects oriented towards products for export through the OCS, or through the IIA, established in 2016, following the implementation of the R&D Amendment.

Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid in accordance with the terms of the pre-R&D Amendment regime, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing of products developed with government grants outside Israel, in accordance with the terms and conditions of the pre-R&D Amendment regime. In addition, according to the pre-R&D Amendment regime the transfer to third parties of technologies developed through such projects is subject to approval of the OCS.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found not to have the required flexibility in today’s rapidly changing world. Pursuant to the R&D Amendment, the OCS was replaced with the newly established IIA, comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council has broad discretion regarding material matters, including with respect to the new funding programs (“Tracks”), certain characteristics, including the type of Benefit (as defined under the R&D Amendment to include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares) to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities. The Council may also determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the IIA, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions were largely rescinded by the R&D Amendment. Many of these matters are now decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of IIA-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances.

The IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. These provisions include limitations and requirements for payment with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology outside of Israel, and change in control in companies with received government funding from the OCS or IIA.

In addition, on May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the “Licensing Rules”). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available. In addition, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. For additional information see Item 9 – The Offer and the Listing – Taxation and Government Programs.

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

MRM Segment

During the past decade, our MRM services have progressed from the provision of relatively simple vehicle track and trace functionality (determining the vehicle’s location and departure point) to the provision of sophisticated solutions in which software and hardware bundled together to create an integrated actionable information gathering system with analytics that can be used in both markets, fleet management and asset and cargo management, and which includes amongst other things:

Fleet Management

(i)	Monitor and analyze vehicle sensor inputs to determine, for example, status of engine, doors, brakes, transmission as well as driver’s vehicle operation profile – all intended to better schedule preventive maintenance and assist in achieving safer driving by alerting reckless driving, based on predetermined parameters;

(ii)	Analyze driving patterns, including determining acceleration, harsh braking, side turns or cornering, as well as driver’s hours of service and rest time;
(iii)	Analyze and monitor activity efficiency over time and space, plan better the way resources (human and vehicles) are utilized and maintained.

Asset and Cargo Management

(i)	Trace various movable and or moving assets including cargo, field equipment, field services teams, agriculture and construction equipment, which often do not have an onboard power supply.
(ii)	Monitor and analyze cargo and cold chain shipments using our heco system, CelloTrack Nano which is communicating through its BLE capabilities with our Multisense sensor to determine, among others, temperature, humidity, position, barometric pressure and cargo falling in order to allow real time visibility, security and increasing efficiency.

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

Such continuing demand for higher-end often specifically customized services by fleet managers requires a continued investment in the development of our fleet and asset management web-based and mobile applications, both as part of our ongoing services provided to existing customers and to continuously provide cutting-edge efficient and advanced services to win and attract new customers. Larger customers across all regions base their choice of service provider on whether a provider can offer the full range of capabilities and services, which adequately meet or exceed their needs. Furthermore, agreements with our customers generally span a period of several years and in order to increase the chance of customer agreement renewals, we are committed to providing consistent market leading services to ensure total customer satisfaction at all times. This means exceeding customer expectations, for example, as part of our fleet management application, we offer a specialized solution for tasks and workflow management to enable close monitoring of vehicles’ assigned tasks, including comparing the utilized routes against planned routes, time of arrival assessment, integration with third party dispatching systems and advanced real time alerts and activity reports engine, all tuned to help our partners better achieve their on-time delivery targets and optimize their asset utilization Key Performance Indicators.

In order to provide our customers with advanced services that are being demanded we may from time-to-time purchase both products manufactured by our Cellocator segment and other less material accessories and components from third parties, and subsequently sell such products to customers as part of our bundled service packages under the Pointer brand.

The MRM market for our services has a stable outlook of growth for both fleet management and asset management (i.e. containers and hazardous materials).

Cellocator Segment

In 2006, we introduced to the mobile resource management market third party Cellular Monitoring Units which, utilizing advanced cellular modems with GPS technology, provide the required functionality for fleet management and vehicle security services. Following our acquisition of Cellocator in 2007, we began manufacturing, among other things, our own units through our Cellocator segment and therefore, we have since no longer depended on third parties for the manufacture and provision of our units. These units are sold to a wide number of customers worldwide and are sold either as stand-alone solutions, or as part of bundled solutions together with our MRM services, depending on customer demand. These units enable us to provide versatile information as well as nationwide coverage utilizing the cellular network in each territory and are specially designed to operate in harsh conditions inside a vehicle. Cellocator unit designs take into consideration the unique vehicular and asset environment that surrounds the unit i.e. the temperature and vibration stress to which it is exposed, the limited and sometimes unstable power supply found in cars generally and specific installation requirements pertaining to the variety of different cars in the fleet management and stolen vehicle recovery markets in which the units are installed. In addition, specially built units are capable of being installed in other MRM verticals such as trailers and containers without an internal or onboard power supply and designs take into consideration severe outdoor conditions and ingress protection (IP67). SVR and fleet management applications have the ability to communicate with the device over cellular network (GPRS, HSPA) in order to receive messages and events as well as to update the device’s software as required from time to time in favor of new features or other improvements. The design reflects the above requirements with a high degree of reliability and flexibility. Since 2008, we have introduced several new units aimed at our market as well as new vertical markets and have incorporated new functionality such as driver behavior, vehicle remote diagnostics, asset management, cargo security, and car sharing amongst others. The expansion of the unit portfolio and functionality serves as a means for Cellocator’s future growth and allows for an increase in our customer base overall.

We have identified three main trends in the Telematics device market during 2017 as follows:

(i)	Ongoing price reduction globally due to increasing competition as well as economic weakness;
(ii)	A growing demand for advanced technology that monitors driver behavior and provides safety and remote diagnostics applications; and
(iii)	An increase in vehicle manufacturers’ involvement in the car connectivity market.
(iv)	A growing demand for advanced technology that supports real-time monitoring for the Cargo delivery, transportation and logistics market.

In order to address these types of trends, since 2011 our Cellocator segment introduced new products aimed at the low cost segment and the driver behavior safety market. Moreover, in 2012 Cellocator increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. Throughout 2013 and 2014 our Cellocator segment has ramped up efforts to introduce technology that monitors driver behavior and provide safety and diagnostics applications as well as cargo monitoring solutions to expand our asset management product line. In 2015 Pointer launched a hybrid-communication standard throughout the main products of its product offering allowing radio frequency technology back-up by a proprietary RF beacon, intended for security events when cellular link is jammed or unavailable. In order to support market’s demands, we have implemented certain cellular technologies such as GPRS, HSPA and narrow-band LTE standards in our devices.

In the end of 2015, Cellocator introduced a new innovative product for the Cargo delivery, transportation and logistics market. The CelloTrack Nano is equipped, on top of Cellocator’s other technologies, with advanced short-range Wireless Sensors Network (WSN) using BLE technology allowing it to collect and monitor environmental conditions of the tracked assets.

We anticipate that the ongoing introduction of new Cellocator products, such as new solutions for vehicle remote diagnostics and lower cost devices for assets tracking, will increase Cellocator’s competitive edge and therefore accelerate growth in the Telematics products market.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations through December 31, 2017 (in thousands USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	21,146	-	-	-	21,146
Long-term debt obligations	2	-	5,015	-	-	5,015
Accrued severance pay	3	-	-	-	3,996	3,996
Management fees to DBSI	4	53	-	-	-	53
Operating lease obligations	5	2,367	2,623	-	-	4,990
Royalties to BIRD	6	-	-	-	2,444	2,444
Total contractual obligations		23,566	7,638	-	6,440	37,644

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

4 We pay annual fees of $180,000 in consideration for DBSI management services pursuant to an agreement with DBSI, effective as of August 1, 2017 until July 31, 2020 unless reapproved by the Company’s shareholder.

5 Operating lease obligations include rental payments of offices, cars, and other premises and equipment.

6 Royalties to BIRD foundation include the amount received by BIRD foundation indexed as per our agreement in which we undertook to pay them specified royalties based on sales of a specific product.  The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 12c to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	61	Chairman of the Board of Directors
David Mahlab	61	President and Chief Executive Officer
Gil Oren(1)	66	Former External Director
Zvi Rutenberg (1)	62	Former External Director
Arie Ben Yosef (2)	64	External Director
Ofer Wolf(2)	55	External Director
Barak Dotan	49	Director
Nir Cohen	45	Director
Jonathan Irroni (3)	68	Former Director
Yehudit Rozenberg	58	Director
Zvi Fried(4)	53	Former Chief Financial Officer
Yaniv Dorani(5)	41	Chief Financial Officer
David Markus (6)	44	Former Chief Technology Officer
Igor Rogov	43	VP R&D of the Cellocator Division
Joshua Rozanski	52	VP of Sales & Marketing
Eran Tibon	57	Chief Operational Officer
Ilan Goldstein	63	GM of Pointer Israel
Rami Peled	62	Chief Information Officer

(1)	Messrs. Gil Oren and Zvi Rutenberg completed their third term as Pointer’s External Directors on May 2017.
(2)	Messrs. Arie Ben-Yosef and Ofer Wolf were appointed as external directors in June 2017.
(3)	Mr. Jonathan Irroni served as a director until June 16, 2017, when he stepped down from office.
(4)	On March 30, 2017, we filed a Press Release on Form 6-K announcing that Mr. Yaniv Dorani, our then VP Finance of the Cellocator division and Pointer Israel, will replace Mr. Zvi Fried as our Chief Financial Officer, following Mr. Fried’s decision to leave the Company due to personal reasons. Mr. Dorani became our Chief Financial Officer effective April 1, 2017.
(5)	Mr. Dorani serves as our Chief Financial Officer effective April 1, 2017.
(6)	Mr. David Markus served as Chief Technology Officer until August 31, 2017, when he stepped down from office.

Yossi Ben Shalom, has served as Chairman of our Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as NICE Systems (NICE) (computer telephony), Makhteshim Agan (agro-tech) and Investec Bank. Mr. Ben Shalom currently serves as a director in Taldor Computer Systems Ltd. and Danel (Adir Yeoshua) Ltd. He is also the chairman of the board of Shagrir Group Vehicle Services Ltd., CAR2GO Ltd., Rada Electronic Industries Ltd and Matzman Et Merutz Milenum Ltd. He was the active Chairman of Scopus Ltd. and Cimatron Limited. Mr. Ben Shalom is a co-founder of D.B.S.I. Investments Ltd. (“D.B.S.I.”), a private investment company that has made various investments in private and public companies. Mr. Ben-Shalom holds a B.A. in Economics and M.A. in Business Management from Tel Aviv University.

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

Gil Oren, has served on our board as an external director from July 2008 until May 2017. Mr. Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd. During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlite Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlite Millennium Ltd., Vulcan Casting Ltd., Urdan Industries Ltd. Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant.

Zvi Rutenberg, has served on our board as an external director from July 2008 until May 2017. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Minrav Ltd, where he has served since May 2010. In May 2008 Mr. Rutenberg established Global Point Ltd., a company that provides management consultancy services for industrial companies. Between May 1997 and May 2008, Mr. Rutenberg served as the Chief Executive Officer of Durabond Ltd., and from January 2004 until May 2008, he also served as the Chief Executive Officer of Durabond’s sister company, Ashkalit Chemiprod Ltd. Mr. Rutenberg holds a B.S. in Industrial and Management Engineering from Ben Gurion University.

Arieh Ben-Yosef, was appointed as an external director on our board in June 2017. Mr. Ben-Yosef is the Chief Executive Officer of Herd MOOnitor Ltd., a start-up company engaged in precision agriculture (herd management systems), a position he holds since September 2016. Between 2014 and 2017, Mr. Ben-Yosef has also served as a director of Alcobra Ltd., a biopharmaceutical company traded on Nasdaq, and since 2010 as a director of Insuline Ltd., a public company engaged in medical devices, listed on the Tel Aviv Stock Exchange. Between 1998 and 2014 Mr. Ben-Yosef served as a director of Microwave Networks Inc., a US company in the field of telecom equipment. Between 2014 and January 2016, Mr. Ben-Yosef served as the Chief Executive Officer of Yazamtech Ltd., a start-up company engaged in cyber security. Between April 2011 and August 2012, Mr. Ben-Yosef served as the General Manager of Teledata Networks Ltd., a high-tech company. Mr. Ben-Yosef holds a M.B.A and B.A in Middle Eastern studies, both from Hebrew University, Jerusalem.

Ofer Wolf, was appointed an external director on our board in June 2017. Mr. Wolf is the Chief Executive Officer of EAS, logistics consulting company, a position he has held since 2014. Prior to that, Mr. Wolf served as the head of the Technology and Logistics Division of the Israeli Defense Forces, as Brigadier General. Mr. Wolf holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology, and an Executive M.B.A from Tel Aviv University.

Barak Dotan, was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of D.B.S.I., a private investment company that invests in private and public companies. Mr. Dotan also serves as Chairman of the Board of Directors at Taldor Computer Systems (1986) Ltd. and Danel (Adir Yeoshua) Ltd. and as a director at B.R.Y.N. Investments Ltd., D.B.S.I., Hatav Hashmini Hachadash (2000) Ltd. and Hatav Hashmini Production & Distribution Ltd. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Nir Cohen, was appointed a director on our board in June 2012. Currently, Mr. Cohen serves as Chief Financial Officer of D.B.S.I. and Shiraz DS Investments Ltd. Mr. Cohen is also a director in the following publicly traded companies: Shagrir Group Vehicle Services Ltd., Taldor Computer Systems (1986) Ltd., Rada Electronic Industries Ltd. and Danel (Adir Yeoshua) Ltd. Mr. Cohen holds a B.A. in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

Jonathan Irroni, was appointed a director on our board in December 2014 and served until June 16, 2017, when he stepped down from office. Currently, Jonathan Irroni serves as the Chief Executive Officer of Gandyr Investments Ltd. He previously served as the Chief Executive Officer of Investec Bank Ltd. and as Managing Director and Chief Executive Officer of Ubank Ltd. (formerly Investec Bank (Israel) Limited), a subsidiary of Investec Group Limited and as chairman of the Board of Directors in the Bank of Jerusalem Ltd. Additionally, Mr. Irroni has been a Director of N.R. Spuntech Industries Ltd. since 2009 and serves as a director of the Bank of Jerusalem Ltd. He previously served as a director at Adgar Investments and Development Ltd. and Ubank Ltd. Mr. Irroni served as the chairman of the Credit Committee of Migdal Ltd. and currently serves as the chairman of the Investments and Credit Committee of Clal Insurance Company Ltd. Mr. Irroni holds a B.A in Economics from Hebrew University, Jerusalem.

Yehudit Rozenberg, was appointed a director on our board in January 2016. Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. Ms. Rozenberg also serves as the Chief Financial Officer of Elbit Systems - Elisra Division. From 2004 to 2009, Ms. Rozenberg served as an external director and a member of the Audit Committee of the Board of Directors of Taldor Group. Ms. Rozenberg holds a M.A. in law from Bar Ilan University, M.B.A (magna cum laude) from Tel-Aviv University and a B.A in Economics from Bar Ilan University.

Zvi Fried, was appointed our Chief Financial Officer in February 2007 and served until April 1, 2017, when he stepped down from office due to personal reasons and was replaced by Mr. Yaniv Dorani. Prior to his appointment Mr. Fried was Chief Financial Officer of Chim Nir (TASE: CMNR) and Finance Director for Amdocs (NASDAQ: DOX). Mr. Fried is a CPA and he holds a B.A. in Economics and a degree in Accounting from Bar Ilan University.

Yaniv Dorani, was appointed our Chief Financial Officer in April 2017. Prior to his appointment, Mr. Dorani joined Pointer in 2008. He has served as VP Finance of the Cellocator division and Pointer Israel from 2014, prior to which he served as the finance manager of the Cellocator division. Prior to joining Pointer, Mr. Dorani served as Corporate Controller at Medis Technologies and assistant controller at Delta Galil Industries. Before joining Delta Galil, Mr. Dorani was a senior auditor for accounting firm KPMG in Israel. Mr. Dorani has a B.A. in Economics and Accounting, CPA certification and a M.B.A. from Bar Ilan University in Tel Aviv.

David Markus, was our Chief Technology Officer. Mr. Markus joined us in 2000 and served until June 16, 2017, when he stepped down from office. Mr. Markus has served in a wide range of technological and management positions. Since the acquisition of Cellocator in 2008, Mr. Markus has built and managed Cellocator’s R&D group as Cellocator VP R&D and has been responsible for our customer support and IT. Mr. Markus holds a B.Sc. in Electrical and Electronic Engineering from Tel Aviv University and a Master of Engineering in Systems Engineering from the Technion-Israel Institute of Technology.

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

Joshua Rozanski, is a VP of the Sales and Marketing Division. He joined us in September 2014. Mr. Rozanski is responsible for the Sales, Marketing and Technical support teams as well as the subsidiaries in the US & India. Prior to joining Pointer, Mr. Rozanski held VP Worldwide Sales positions in TEOCO and in Packetlight Networks and prior to that served in various Sales, Marketing and BD positions in TTI Telecom and ECI Telecom. Mr. Rozanski holds a B.Sc in Electronics Engineering from the Jerusalem College of Technology and MBA from Bar Ilan University.

Ilan Goldstein, is the General Manager of Pointer Israel since 2005. Ilan has an MBA in Business Management from Manchester University, a BA in Economics from Tel Aviv University, and he is a graduate of the R’ealy Military Academy School in Haifa. Ilan has profound managerial experience from managing some of the leading organizations in the Israeli economy. He managed the stores of the Opticana, optic network, was the senior manager of all branches of Amisragas, was a manager in Baran, and managed Allied Motors, Seat cars importer, under Champion Motors. Ilan’s military service in the IDF began in flight school, after which he finished officers’ school in the Air Force, ultimately serving in various command operational positions, including flight test and control operations.

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

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2017, was approximately $3.5 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses), other fringe benefits commonly reimbursed or paid by companies in Israel and amounts set aside or accrued to provide pension, retirement or similar benefits.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2017.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in U.S. dollars)
David Mahlab - President and CEO	291,736	64,088	278,590	180,523	58,690	873,627
Ilan Goldstein - GM of Pointer Israel	201,681	44,641	185,932	44,948	45,935	523,137
Yaniv Dorani - Chief Financial Officer	142,379	25,639	55,718	48,626	26,348	298,710
Joshua Rozanski -VP of Sales and Marketing	146,864	25,570	71,664	2,997	20,803	267,898
Eran Tibon - Chief Operation Officer	145,403	25,371	40,791	20,309	21,485	253,359

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2017.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

Options

In December 2013, the Company adopted an Employee Share Option Plan (2013) (the “2013 Plan”).  The Board of Directors of the Company approved an aggregate amount of 376,712 of shares reserved under the 2013 Plan. To date, the options and RSU’s granted under the 2013 Plan were granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options and RSU’s is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options and RSU’s have been vested over a period of four years and have been valid for a period of seven years from the date of grant and are conditional upon continued service. As of February 28, 2018, (i) 257,662 options and RSU’s are available for future grant under the 2013 Plan, (ii) 28,500 options are outstanding at an exercise price of $6.14 (which was adjusted and reduced from $8.35 to $6.14 in connection with the Shagrir Spin-off), expiring in February 2022, pursuant to the determination of our Board of Directors, dated February 2015, to issue to certain of the Company’s employees options, (iii) 212,500 options are outstanding at an exercise price of $5.94, expiring in July 2023, pursuant to the determination of our Board of Directors, dated July 2016, to issue to certain of the Company’s employees options, and (iv) 115,075 RSU’s are outstanding, pursuant to the determinations of our Board of Directors, dated March 2014, May 2014, March 2017, April 2017, June 2017 and February 2018 to issue to certain of the Company’s directors and employees RSU’s.

In November 2003, the Company adopted an Employee Share Option Plan (2003) (the “2003 Plan”).  The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant and are conditional upon continued service. The 2003 Plan terminated at the end of November 2013. As of February 28, 2018, 62,384 options are outstanding at an exercise price of $1.17, expiring on July 2018, pursuant to the determination of our Board of Directors, dated July 2013, to issue to certain of the Company’s employees options. The exercise price of these options was adjusted in connection with the Shagrir Spin-off, and following the completion of the spin-off the exercise price was reduced from $3.38 to $1.17.

As of February 28, 2018, our officers and directors held options (issued under both the 2003 Plan and 2013 Plan) to purchase an aggregate of 303,384 of our ordinary shares at exercise prices ranging from $1.17 per share to $6.14 per share and 115,075 RSU’s. For additional information concerning employee share option plans, see Note 13c of our consolidated financial statements.

C.	BOARD PRACTICES

Board of Directors

Our Articles of Association provide for a board of directors of not less than three and not more than eleven members. Our board of directors is currently comprised of six members. Following the investment of DBSI in the Company, three of our directors are affiliated with DBSI. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. We are subject to the Israeli Companies Law, which entered into effect on February 1, 2000, as amended, and which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

Under the Israeli Companies Law, a person who is already serving as a director is not permitted to act as a substitute director. Additionally, the Israeli Companies Law prohibits a person from serving as a substitute for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted and may not be a regular member of such committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

Under the Israeli Companies Law, companies registered under the laws of the State of Israel, and the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; or
•	service as an office holder.

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof. Pursuant to the regulations issued by the Minister of Justice, a business or professional relationship maintained on a regular basis will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he did not know and could not have reasonably known about the formation of the relationship and has no control over its existence or termination. If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

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

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (A) a senior position in the business management of a corporation with significant operations, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. The board of directors here also must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

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

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

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

The initial term of an external director is three years and generally may be extended for two additional terms of three years (unless otherwise restricted in the articles of association to only one additional term), provided that with respect to the appointment for each such additional three year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters, under his conditions, will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) effective as of November 25, 2014, the external director has proposed himself for reappointment and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

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

In June 2017, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf were elected to serve as the Company’s external directors for a term of three years, instead of Mr. Gil Oren and Mr. Zvi Rotenberg, who completed their service, upon the completion of three consecutive three-years-terms, in May 2017.

In June 2012, Mr. Nir Cohen was elected to serve as a director instead of Yoel Rosenthal.

In December 2014, Mr. Jonathan Irroni was elected to serve as a director and served until June 16, 2017, when he stepped down from office.

In January 2016, Ms. Yehudit Rozenberg was elected to serve as a director.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the NASDAQ Listing Rules applicable to listed companies. Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Yehudit Rozenberg and our two external directors, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf qualify as independent directors under the current NASDAQ requirements, and all are members of the Audit Committee. Mr. Arieh Ben-Yosef is our “audit committee financial expert.”

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

Israeli Companies Law Requirements

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) with respect to related party transactions with a controlling shareholder, even if such transactions are not extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or an individual, or other committee or body, selected by the audit committee and according to criteria established by the audit committee, or to establish other procedures to follow with respect to such transactions; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

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

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders, effective as of February 6, 2015, may be present in the meetings but not for the actual votes if such presence is requested by the audit committee, and that an office holder of the company, effective as of February 6, 2015, may be present in meetings if requested by the audit committee where substantial defects in the company’s business administration are discussed to present such office holder’s position with regard to a matter under his or her responsibility but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

Currently, Yehudit Rozenberg and our two external directors, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf, serve as members of our audit committee and Mr. Arieh Ben-Yosef chairs committee.

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

Pursuant to Amendment 20, the Compensation Policy shall be determined based, inter alia, on the following parameters: (a) advancements of the goals of the company, its working plan and its long term policy; (b) creating proper incentives to its officers, by taking into consideration, among others, the company’s risk management policy; (c) the company’s size and its operations; and (d) with respect to variable components of officers’ salaries, such as bonuses and issuance of securities, the contribution of the respective officer to obtaining the company’s goals and maximizing profits, all in accordance with a long term perspective and the position of the officer.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the office holder to the company. Pursuant to regulations recently issued by the Minister of Justice variable components equal to three month salaries of the relevant office holders, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above, does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the Compensation Policy, the board of directors of a company may approve the Compensation Policy, provided that the compensation committee and, thereafter, the board of directors, resolved, based on detailed, documented, reasons and after a second review of the Compensation Policy, that the approval of the Compensation Policy is for the benefit of the company.

Our audit committee also serves as our compensation committee, pursuant to the provisions of Section 118A(d) of the Companies Law.

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

In making compensation decisions, our Compensation Committee and Board of Directors may reference third-party surveys that provide compensation data and review feedback from an independent compensation consultant. In making its determinations with respect to an office holder’s compensation, the Compensation Committee has the authority to retain the services of an independent third party compensation consultant, and may do so from time to time to evaluate and assist in the process of determining an appropriate compensation structure, to make revisions to the Compensation Policy, or to suggest revisions to the compensation of a specific office holder. The Company may also periodically engage an outside consultant to provide market and peer compensation data and other insights.

We design office holder’s base salaries to fall within a competitive range of similar companies to ours. Generally, the base salary established for an individual office holder reflects many inputs, including our CEO’s assessment of the office holder’s performance, the level of responsibility such office holder bears, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at similar peer group companies.

The annual cash bonus (the “Target Bonus”), shall be determined and approved by the Compensation Committee and the Board of Directors at the beginning of each year together with the approval of the Company’s annual budget, no later than the end of the first quarter (except the first year of adoption). The Target Bonus shall be defined in terms of multiples of the fixed monthly compensation of the applicable office holder, subject to a maximum cash amount which can be paid to an office holder as variable cash compensation in each year, all as set forth in the Compensation Policy. The actual amount of the Target Bonus shall be based on compliance with performance measures based on measurable criteria to be determined in advance by the Board of Directors, on an annual basis, as part of the process of approval of the Company’s annual budget and work plan. Such performance measures may be established for each office holder based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable. The Target Bonus may include one or more of the performance measures, which are based, inter alia, upon Non GAAP profits, operating income, EBIT or EBITDA, GAAP net income, EPS and/or sales. In addition to the above, a non material portion of the Target Bonus, which may not exceed 5% of the maximum bonus, may be based on discretionary criteria that are non-measurable based on the personal contribution of the employee and management recommendation, subject to approval by the relevant corporate bodies as required under the Companies Law. The Target Bonus shall be determined according to the extent the office holder complied with the targets, in a manner which shall be measured in terms of percentages of attainment with respect to each performance measure, subject to a minimum threshold, below which no bonus shall be paid to the office holder, and as determined in advance for each performance measure.

Historically, we have granted share options to our employees, including office holders, in order to align their interests with the interests of our shareholders by tying the value delivered to them to the value of our ordinary shares, and may continue to do so pursuant to the Compensation Policy. We may also make grants of share options or other equity based compensation (e.g. restricted stock units) at the discretion of our Board of Directors and the Compensation Committee in connection with the hiring or promotion of new executive officers. We grant share options to purchase ordinary shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the grant or equal to the average closing price within a specific time frame prior to the date of grant; therefore, the options only have value if our share price increases. The vesting period is customarily over a period of two to four years. The Company attempts to ensure that the share option grants are granted pursuant to a tax beneficial or qualified plan as “Section 102” share option plans in Israel. Generally, the size of each equity award to an office holder is determined after considering the role of each office holder within the Company, the importance of his/her function within the organization and the office holder’s previous equity awards. The fair market value of the equity award for the office holders will be determined according to acceptable valuation practices at the time of grant. Under the Compensation Policy, such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 250% of the fixed compensation of the CEO and the percentage of the dilution which results from the allocation shall not exceed, in respect of the CEO, 10% of the Company’s issued and outstanding share capital on a fully diluted basis, and shall not exceed the amount of 50% of the fixed compensation of any office holders (excluding the CEO) and the percentage of the dilution which results from the allocation shall not exceed, in respect of any office holder (excluding the CEO), 2% of the Company’s issued and outstanding share capital on a fully diluted basis, all as set forth in the Compensation Policy. The Compensation Policy dictates that the Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, re-price the options or make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.  The Company does not have any equity ownership guidelines that require any of our directors or other office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested option grants.

We provide our office holders with benefits that we also generally make available to all salaried employees. Some of these benefits are offered pursuant to legal requirements (such as mandatory pension fund contributions, severance pay contributions, forms of workmen’s compensation insurance, vacation and sick day accrual, etc.). Others are consistent with common practice in the general labor market (e.g. education fund contributions, employer provided automobiles, etc.) and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits. Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long-term incentives to the employee.

We provide maternity leave or paternity leave to all office holders in accordance with the provisions of applicable law. The Company pays salaries to all office holders for sick leave from the initial sick day.

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

We have not entered into service contracts with any of the members of our board of directors.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Latin America (“LATAM”)	Other	Total
2017
Sales and Marketing	153	76	25	254
Administration	36	45	13	94
Research and Development	33	-	-	33
Other	107	172	42	321
Total	329	293	80	702

2016
Sales and Marketing	120	81	24	225
Administration	31	46	16	93
Research and Development	32	-	-	32
Other	104	184	40	328
Total	287	311	80	678

2015
Sales and Marketing	124	34	25	183
Administration	27	31	15	73
Research and Development	29	-	-	29
Other	103	142	39	284
Total	283	207	79	569

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. We currently fund part of our ongoing severance obligations by contributing funds on behalf of our employees to a fund known as the “Managers’ Insurance” or to pension funds. This fund provides a combination of savings plan, life insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing part of the severance pay, if legally entitled, upon termination of employment. The Israeli legislation requires the implementation of such pension funds for employees who are employed after a certain period. Each employee contributes an amount equal to 6% of his or her salary and the employer contributes between 12.5% and 14.83% of the employee’s salary. Following the enactment of Regulation Regarding Supervision of Financial Services (Provident Funds), 2014 (the “Provident Funds Regulations”), as of January 1, 2016, employers are required to provide the pension funds with certain information regarding the payments being transferred, including the transfer dates, the means of transfer and the account from which the transfer was made and in which the transfer was received. Employers are also required to provide information regarding their employees’ wages and taxable and exempt components of the payments transferred. Employers are also required to provide pension funds with certain information upon cessation of payment to the relevant employee’s fund, including the reason for such cessation and notice regarding the status of the severance pay in the event of termination of employment. After receipt of the required information, the pension fund is required to provide the employee a notice of cessation of payment and the effect such cessation will have on the employee’s rights in the pension fund. Furthermore, the Provident Funds Regulations require the pension fund to provide employees feedback regarding payments transferred to the pension funds of their employees in the relevant company. In addition, late payments may bear interest, and employees may require pension funds to repay amounts paid in excess. In addition, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, an agency similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

In our subsidiaries in LATAM we are obliged to pay severance fees in case the companies terminate the engagement with the employee after certain period of employment.

E.	SHARE OWNERSHIP

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of February 28, 2018. Other than our CEO, David Mahlab, no executive officer beneficially owns more than 1% of our Ordinary Shares as of February 28, 2018.

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Shares owned as of February 28, 2018	Shares underlying options/warrants that are exercisable within 60 days of February 28, 2018
Yossi Ben Shalom (2)	Chairman of Board of Directors	26.95%	2,209,771	-
Barak Dotan (2)	Director	26.95%	2,209,771	-
Jehudit Rozenberg	Director	-	-	-
Nir Cohen	Director	-	-	-
Ofer Wolf	Director	-	-	-
Arieh Ben-Yosef	Director	-	-	-
David Mahlab	President and CEO	1.29%	-	105,734
All directors and officers as a group		28.24%	2,209,771	105,734

(1)	The percentage of outstanding ordinary shares beneficially owned is based on 8,199,853 shares outstanding as of February 28, 2018 and includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2018. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2018.
(2)	As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 26.88% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see Item 6- Directors, Senior Management and Employees- Compensation and Note 13c of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of February 28, 2018, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd. (1)(2)	26.95%	2,209,771
The Phoenix Holding Ltd.(3)	9.13%	748,880

*	The percentage of outstanding ordinary shares beneficially owned is based on 8,199,853 outstanding as of February 28, 2018 and includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2018. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2018. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 26.95% of our outstanding shares held by DBSI.

(2)	Based on Schedule 13D/A filed with the SEC on November 1, 2016.

(3)	Based on Schedule 13G filed with the SEC on February 20, 2018 by Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and the Phoenix Holding Ltd. According to the Schedule 13G (i) the securities reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (herein, the “Subsidiaries”), (ii) the Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients, (iii) each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions, and (iv) the Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. and the majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

As of February 28, 2018, there were 27 record holders of our ordinary shares, including 13 record holders in the United States (who held approximately 94.08% of our outstanding ordinary shares).

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

Following the Private Placement transaction and the Rights Offering transaction, both of which occurred in 2012, , DSBI holds, as of February 28, 2018, 2,209,771 ordinary shares, constituting 26.95% of our outstanding ordinary shares.

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

On June 28, 2016, Pointer completed the Shagrir Spin-off, following which the shares of Shagrir Group commenced trading on the TASE. In connection with the Shagrir Spin-off, approximately 97.36% of the ordinary shares of the Shagrir Group held by Pointer were distributed to holders of record of the ordinary shares of Pointer on June 7, 2016 (the “Distribution Record Date”). Holders of Pointer ordinary shares (“Pointer Shareholders”) received one Shagrir ordinary share for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax. The distribution was on a 1 to 1 basis such that one ordinary share of Shagrir Group was distributed to each Pointer Shareholder for each ordinary share of Pointer that they held. Pointer Shareholders were not required to pay any consideration or exchange Pointer ordinary shares they held in return for the Shagrir Group’s ordinary shares they received. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer.

Management Agreement with DBSI Investments Ltd.

As part of a series of investments in the Company as of March 2003 by DBSI Investments Ltd., or DBSI, we entered into a management services agreement with DBSI dated April 2003. Pursuant to the management agreement, DBSI provided us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum, to be paid in equal quarterly installments of $45,000. In August 1, 2011, the agreement was renewed for a period of 36 months. In August 1, 2014, the agreement was renewed for another 36 month period. In August 1, 2017, the agreement was renewed for another 36 month period.

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

On October 2, 2013, we signed a loan agreement with Pointer Brazil for a total amount of $9.8 million Brazilian Real. The loan bears an annual interest rate of 6% and linked to the Brazilian Real. The loan was to be repaid in 12 quarterly payments commencing in June 2016. In December 2014, $2.8 million Brazilian Real of the loan were capitalized. In January 2016, the total outstanding amount of the loan $2.2 was capitalized.

On March 11, 2015, we signed a loan agreement with Pointer Brazil for a total amount of $0.2 million. The loan bears an annual interest rate of 6%. The loan was to be repaid in one payment as of November 30, 2015. On November 30, 2015 the total outstanding amount of the loan was capitalized.

Loan Agreement with Pointer Mexico

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

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

As of December 31, 2017, there are several claims filed and pending against our MRM segment, mainly by its customers. The claims are in an amount aggregating to approximately $0.1 million, and involve claims, which occurred during the ordinary course of business.

In August 2014, Pointer Brazil received a notification of lack of payments of $0.5 million of VAT tax (Brazilian ICMS tax) plus $2.2 million of interest and penalty totaling $2.7 million of infraction, as of December 31, 2017. The Company is defending this litigation in court and made a provision of $0.1 million (43% of total litigation amount after reductions expected at court). The total timeframe of litigation is up to 14 years.

On August 6, 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately $12.8 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services”, and therefore subject to the State Value Added Tax. The company, based on legal advice, believes that the merits of the case are in its favor and therefore has not made any provisions for it in its consolidated financial statements in respect to the issue.

On July 27, 2017, an application to recognize a claim against our company as a class action has been filed, in the Central District Court, Israel. The applicant claimed that during the last seven years the company has charged customers for a superior security product while installing an inferior security product. On February 14, 2018 the claim was dismissed by the Central District Court.

Dividends Distribution Policy

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2017, see as incorporated by reference in Item 4 - Information on the Company – History and Development of the Company above.

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

Period	High ($)	Low (S)
Last 6 calendar months
February 2018	18.25	15.10
January 2018	19.55	17.80
December 2017	19.30	16.60
November 2017	18.63	16.48
October 2017	18.90	16.35
September 2017	16.95	14.50
Financial quarters during the past two years
Fourth Quarter 2017	19.30	16.35
Third Quarter 2017	16.95	10.65
Second Quarter 2017	12.25	8.80
First Quarter of 2017	9.75	6.95
Fourth Quarter of 2016	7.80	6.78
Third Quarter of 2016	7.75	5.23
Second Quarter of 2016	7.48	5.49
First Quarter of 2016	6.40	5.10
Five most recent full financial years
2017	19.30	7.15
2016	7.80	5.10
2015	8.97	4.97
2014	12.26	6.81
2013	11.84	2.36

On December 19, 2006, we listed our ordinary shares on the TASE in Israel under the symbol “PNTR”. We delisted our Ordinary Shares from the TASE, effective as of April 17, 2012, and, accordingly the last trading date of our Ordinary Shares on the TASE was April 15, 2012. On March 29, 2016, we listed our ordinary shares on the TASE in Israel under the symbol “PNTR”.

Period	High (NIS)	Low (NIS)
Last 6 calendar months
February 2018	65.40	52.50
January 2018	69.47	61.00
December 2017	67.94	57.81
November 2017	67.88	57.53
October 2017	65.00	56.77
September 2017	61.35	49.00
Financial quarters during the past two years
Fourth Quarter of 2017	66.98	58.80
Third Quarter of 2017	59.62	39.00
Second Quarter of 2017	44.29	32.42
First Quarter of 2017	35.25	27.45
Fourth Quarter of 2016	30.50	26.66
Third Quarter of 2016	29.39	21.30
Second Quarter of 2016	28.14	20.96
Five most recent full financial years
2017	66.98	27.45
2016	30.50	20.96

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our shares are listed on the NASDAQ Capital Market and TASE under the symbol “PNTR”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our registration number at the Israeli Registrar of Companies is 52-004147-6.

Articles of Association

In September 2003, we adopted our Articles of Association, or Articles, as amended most recently in June 16, 2017. At the shareholders meeting held on June 16, 2017, the shareholders approved the proposals to make certain technical changes to our Articles with respect to (i) amend Article 24 - “Notice of General Meetings; Omission to Give Notice” so that the Company shall not be required to publish notices of Shareholders’ meetings in newspapers, and instead will publish such notices in the Company’s website, all in accordance with the amendment to the regulations promulgated under the Israeli Companies Law, (ii) amend Article 33(b) - “Instrument of Appointments” so that the time of delivery of an instrument of appointing a proxy shall be in accordance with the regulations promulgated under the Companies Law in respect thereof, and (iii) amend Article 68 - “Indemnity, Insurance and Exemption” by adding reference to the Israeli Antitrust Law, 5748-1988 (the “Antitrust Law”) and any applicable law, such that the Company may indemnify, insure and exempt its directors and officers also in cases of breach of the Antitrust Law and any applicable law. Additionally, the shareholders rejected the proposal to delete Article 28(d) - “Adoption of Resolutions at General Meeting; Merger” regarding the special majority for approving the consummation of a merger, and instead apply the provisions of the Israeli Companies Law. The objective of our company as stated in the Articles and in our Memorandum of Association is to engage in any lawful activity.

We have currently outstanding only one class of securities. Pursuant to a one-for-one hundred reverse share split of our ordinary shares, effective as of August 2005, each share of our original Ordinary Shares with a par value of NIS 0.03 each was converted into one Ordinary Share with a par value of NIS 3.00 each. Accordingly, all shares and per share data in this annual report have been retroactively adjusted to reflect the reverse share split. No preferred shares are currently authorized.

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

A special meeting of our shareholders shall be convened by the board of directors, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board of directors must convene a special meeting and send out notices setting forth the date, time and place of the meeting. Such special meeting must be held no later than 35 days after the notice is sent out, unless otherwise determined with respect to certain types of meetings which have different notice periods required by applicable law and regulations.

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

The Israeli Companies Law requires that an office holder of a company promptly disclose, no later than the first board of directors’ meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction in which an office holder of the company has a personal interest, after the office holder complies with the above disclosure requirement, only the approval of the board of directors is required. In addition, pursuant to regulations issued by the Minister of Justice, extending or renewing the company’s engagement with its CEO also requires only the approval of the board of directors (after compensation committee approval) if (i) the compensation terms are similar to the ones in effect prior to the extension or renewal, (ii) the compensation terms are compliant with the company’s compensation policy, and (iii) the CEO’s previous engagement with the company was approved by (A) shareholders majority which included a majority of the shares held by non–controlling shareholders and shareholders who have no personal interest in the approval of the engagement (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting, or (B) the total number of shares held by non–controlling shareholders and disinterested shareholders voting against the approval of the engagement at the meeting did not exceed two percent of the aggregate voting rights in the company). The transaction must be to the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the company’s articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

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

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, who have a personal interest in the adoption of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board of directors or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also include shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to non-office holder employment and compensation terms of a controlling shareholder (or a relative of such), or to the provision of services to the company by such controlling shareholder (or relative if such), require the approval of the audit committee, the board of directors and the shareholders of the company. Agreements relating to the terms of office and employment of a controlling shareholder (or relative of such) as an office holder in the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

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

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

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

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

(a) A private placement that meets all of the following conditions:

(i) the private placement will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital.

(ii) 20% or more of the voting rights in the company prior to such issuance are being offered.

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

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

•	any amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli Companies Law. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and more than half of the shareholders without a personal interest in accepting the offer approve the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if those shareholders who do not approve constitute less than 2% of the issued and outstanding share capital of the company, then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Israeli Companies Law provides an exception regarding the threshold requirement for a shareholder that prior to and following February 1, 2000, held over 90% of a company’s issued and outstanding share capital. Furthermore, shareholders may petition the court to alter the consideration for the acquisition. However, subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right.

The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another shareholder holding 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder holding 45% or more of the voting rights in the company.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days’ prior notice to the extent required under the regulations to the Israeli Companies Law. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

As stated above, the Israeli legislature, the Knesset, approved Amendment 16 to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, Amendment 22 which came into effect at the beginning of 2014 and Amendment 27 which came into effect in 2016. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. An additional change to the Israeli Companies Law pursuant to these amendments included a code of recommended corporate governance practices which was attached as an annex to the Israeli Companies Law. In the explanatory notes to the legislation, the Knesset noted that an “adopt or disclose non-adoption” regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority had only issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

Although we expect to be in compliance with the Israeli Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Israeli Companies Law, as amended from time to time.

NASDAQ Listing Rules and Home Country Practices

In accordance with Israeli law and practice and pursuant to the exemption set forth in Rule 5615(a) (3) of the NASDAQ Listing Rules, we follow the provisions of the Israeli Companies Law with respect to the following requirements:

•	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and as a dual-listed company, we file quarterly financial results and other reports with TASE simultaneously to their submission with the Securities Exchange Commission on Form 6-K.

•	Quorum – Under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting.

•	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law, and the Regulations promulgated thereunder, which require audit committee approval and shareholder approval, as well as board of directors’ approval, for specified transactions, rather than those approvals under the NASDAQ Listing Rules, which require approval by the audit committee or other independent body of our board of directors. Provided that our executive officers do not serve on our board, Israeli law does not require nor do we engage in the recommendation to, or determination by, independent members of our board of directors of the compensation of our executive officers. See also Item 10B– Additional Information – Memorandum and Articles of Association – “The Israeli Companies Law”, for further information on the approval of related party transactions.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law, rather than the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635.

•	Independence of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 5605 of the NASDAQ Listing Rules. Our board of directors contains two independent external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law. Israeli law does not require nor do our independent directors conduct, regularly scheduled meetings at which only they are present.

•	Nomination of our Directors – With the exception of our independent directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Following Amendment 26 which came into effect November 25, 2014, external directors may also nominate and present themselves to the shareholders for reappointment. Israeli law does not require the adoption of and our board of directors has not adopted a formal written charter or board resolution addressing the nomination process and related matters.

•	Audit Committee – Our audit committee does not comply with all of the requirements of NASDAQ Listing Rule 5605 (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board of directors has not adopted a formal written audit committee charter.

•	Compensation Committee – We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our Articles, do not require that a Compensation Committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s listing standards related to Compensation Committee independence and responsibilities; nor do they require that the Company adopts and files a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a Compensation Committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholders approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholders approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	Equity Compensation Plans – We do not necessarily seek shareholder approval for the establishment of, and amendments to, share option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our share option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the share option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our share option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.	MATERIAL CONTRACTS

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

South African transaction

On October 2, 2017, the Company sold 2,519,544 ordinary shares of Pointer South Africa, representing approximately 12% of Pointer South Africa’s issued and outstanding share capital as of the date thereof, to Ms. Preshnee Moodley, who serves on Pointer South Africa’s Board of Directors, in exchange for her services. Following the consummation of the transaction, we now hold 88% of the issued share capital of Pointer South Africa. Pointer South Africa holds ownership recognition under the applicable BBBEE legislation, at level 5.

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

On June 28, 2016, Pointer completed the Shagrir Spin-off, following which the shares of Shagrir Group commenced trading on the TASE. In connection with the Shagrir Spin-off, approximately 97.36% of the ordinary shares of the Shagrir Group held by Pointer were distributed to holders of record of the ordinary shares of Pointer on June 7, 2016 (the “Distribution Record Date”). The Pointer Shareholders received one Shagrir ordinary share for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax. The distribution was on a 1 to 1 basis such that one ordinary share of Shagrir Group was distributed to each Pointer Shareholder for each ordinary share of Pointer that they held. Pointer Shareholders were not required to pay any consideration or exchange Pointer ordinary shares they held in return for the Shagrir Group’s ordinary shares they received. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer.

Mexico Transaction

On September 3, 2015, we acquired the 26% of the issued share capital of Pointer Mexico from the Pointer Mexico Sellers. Following the completion of the transaction, we now hold 100% of the issued share capital of Pointer Mexico. In consideration for the shares, we issued to the Pointer Mexico Sellers 81,081 of our ordinary shares.

Loan Agreements

As of December 31, 2017, the Company had in the aggregate approximately $10.1 million in outstanding loans to Bank Hapoalim and Bank Leumi which were assigned to it pursuant to the Reorganization. See Item 3D- Risk Factors or Note 10 of our consolidated financial statements for further information.

In order to finance our acquisition of Pointer Brazil on October 2013, the Company received loan in the amount of $2 million from Bank Hapoalim, which was fully repaid as of December 31, 2017.

In order to finance our acquisition of Cielo on October 2016, the Company received loan in the amount of $3 million from Bank Hapoalim and $3 million from Bank Leumi, of which approximately $5.6 million remains outstanding as of December 31, 2017. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan from Bank Hapoalim should be repaid in 12 quarterly installments commencing December 31, 2017 and the loan from Bank Leumi should be repaid in 12 quarterly installments commencing September 30, 2017, and are subject to certain covenants as described in Note 10. In addition, the covenants for our outstanding previous loans were amended in connection with the acquisition of Cielo.

For further information regarding these loans, including related financial covenants, see Note 10 to our consolidated financial statements.

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

General Corporate Tax Structure

Israeli resident companies are generally subject to corporate tax with respect to taxable income at the rate of 26.5% for the year 2015, 25% for the year 2016, 24% for the year 2017, and 23% for the year 2018 and thereafter.

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

Tax benefits under the 2011 Amendment

In January 2011, the Knesset enacted a reform to the Law for the Encouragement of Capital Investments, 5719-1959 (the “Law”), effective January 2011 (the “2011 Amendment”). According to the 2011 Amendment, a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9% as of 2014 until 2016 and 7.5% as of 2017.

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

Encouragement of Industrial Research and Development Law, 5744 -1984

Under the terms of the pre-R&D Amendment regime, research and development programs approved by the Research Committee (the “Research Committee”) of the OCS were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the OCS would award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

The terms of these grants prohibited the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the OCS. Such approval, if granted, was generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The R&D Law, as in effect prior to the R&D Amendment, also provided that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until 2005, the R&D Law stated that such know-how may not be transferred to non-Israeli third parties at all. An amendment to the R&D Law set forth certain exceptions to this rule; however, the practical implications of such exceptions were quite limited. The R&D Law, as in effect prior to the R&D Amendment, stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction did not apply to exports from Israel of final products developed with such technologies. It was possible to receive approval of the transfer only if the transferee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There could be no assurance that such consent, if requested, would be granted or, if granted, that such consent would be on reasonable commercial terms. For additional information regarding the R&D Law and R&D Amendment, see “Item 4.B. – Information on the Company – Business Overview – Patents and Licenses; Government Regulation.”

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

Corporations are subject to corporate tax with respect to total income, including capital gains, at a rate of 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter.

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

Israeli Tax on Dividend Income

Non-Israeli residents are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as active income from services rendered in Israel. On distribution of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25% (or 30% in the case that such person is a substantial shareholder at the time receiving the dividend or on any date in the 12 months preceding such date).  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%. As of 2014, dividends paid out of income attributable to a Preferred Enterprise will be subject to a withholding tax rate of 20%. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2016) on annual income exceeding a certain threshold (NIS 640,000 for the year 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index, and NIS 803,520 for the year 2016), including, but not limited to, dividends, interest and capital gains.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

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

Not applicable.

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

The reporting currency of Pointer is the U.S. Dollar. Within the parent company, the Cellocator operations’ functional currency is the U.S. Dollar. The majority of Pointer’s revenues is generated in or linked to Dollars and a substantial portion of its costs is incurred in Dollars. Therefore, the Dollar is the currency of the primary economic environment in which Cellocator operates. The MRM operations’ functional currency is mostly NIS and other foreign currencies. The majority of the MRM operations’ revenues in Israel are generated in, or linked to, NIS and a substantial portion of its costs is incurred in NIS. Therefore, the NIS is the currency of the primary economic environment in which the MRM operation operates.

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

As of December 31, 2017 and 2016, accumulated foreign currency translation differences are $(2.3) million and $(5.6) million, respectively.

Foreign exchange risk

While Pointer’s functional currency is the U.S. Dollar, Pointer also has some non-U.S. Dollar or non-U.S. Dollar linked currency exposures. These exposures are mainly derived from Pointer’s non-U.S. Dollar revenues and expenses and non-U.S. Dollar accounts receivable, payments to suppliers and subcontractors, obligations in other currencies and payroll related expenses which are mainly incurred in NIS.

Our operating and pricing strategies take into account the changes in exchange rates which occur over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

Pointer entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. The Company did not have any forward exchange contracts in 2013, 2014, 2015, 2016 or 2017. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2017, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end U.S. Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the U.S. Dollar. As of December 31, 2017 we had net assets of $45.3 million and net income of $16 million, including one time realization of a deferred tax asset of $9.2 million, denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. Dollar revenues and net loss. A hypothetical 10% devaluation of the U.S. Dollar against the NIS would thus result in approximately a $0.8 million net decrease in our net income.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the U.S. Dollar. As of December 31, 2017 we had net assets of $0.7 million and net income of $4.3 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $0.4 million net decrease in our income.

Our revenues and expenses generated in Brazilian Real are exposed to exchange rate fluctuations between the Brazilian Real and the U.S. Dollar. As of December 31, 2017 we had net assets of $12.6 million and net income of $0.5 million, denominated in the Brazilian Real. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. Dollar revenues and net income. A hypothetical 10% devaluation of the U.S. Dollar against the Brazilian Real would thus result in an approximate $50,000 net decrease in our income.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the U.S. Dollar. As of December 31, 2017 we had net assets of $0.7 million and net income of $0.3 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. Dollar revenues and net loss. A hypothetical 10% devaluation of the U.S. Dollar against the Argentinean Pesos would thus result in an approximate $26,000 net decrease in our income.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the U.S. Dollar. As of December 31, 2017 we had we had net assets of $2.1 million and net income of $2.3 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. Dollar revenues and net loss. A hypothetical 10% devaluation of the U.S. Dollar against the Mexican Peso would thus result in approximately a $230,000 net decrease in our income.

Our revenues and expenses generated in Indian Rupee are exposed to exchange rate fluctuations between the Indian Rupee and the U.S. Dollar. As of December 31, 2017 we had we had net assets of $0.8 million and net income of $1.6 million, denominated in the Indian Rupee. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. Dollar revenues and net loss. A hypothetical 10% devaluation of the U.S. Dollar against the Indian Rupee would thus result in approximately a $162,000 net decrease in our income.

Our revenues and expenses generated in South African Rand are exposed to exchange rate fluctuations between the South African Rand and the U.S. Dollar. As of December 31, 2017 we had we had net assets of $1.0 million and net loss of $120,000, denominated in the South African Rand. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in U.S. Dollar revenues and net loss. A hypothetical 10% devaluation of the U.S. Dollar against the South African Rand would therefore be immaterial.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders. Please see Item 5 – Operating Results- Impact of Exchange Rate Fluctuations for further information. As of December 31, 2017, we had outstanding loans of $10.1 million which bear variable interest rates.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI. As of December 31, 2017, we had no outstanding loans which are linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2017	2018	2019	2020	2021 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		4,226	-	-	-	-
Cash - in NIS		1,927	-	-	-	-
Cash - in other currency:		1,222	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in other currencies		-	-	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	-	4,856	2,341	1,506	1,168
In other currencies	17	-	245	-	-	-

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2017. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2017, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria.

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

Our board of directors has determined that Mr. Arieh Ben-Yosef is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

On June 22, 2003, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. The text of this code is available free of charge upon written request addressed to: Quality Manager, Pointer Telocation Ltd., 14 Hamelacha Street, Rosh Ha’ayin, 4809133 Israel, fax: +972-3-5723100.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by our principal auditor Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2017 and 2016.

	2017	2016

Audit Fees (1)	131	129
Audit Related Fees (2)	20	-
Tax Fees (3)	36	12
All Other Fees	50	-

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

Pre-Approval Policies and Procedures

Our audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The audit committee has not approved prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and the audit committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2017 were approved by our audit committee.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules, as follows:

•	Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders, but we do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

•	As opposed to Rule 5620(c) of the NASDAQ Listing Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person holding 25% of the voting power of the company.

•	All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law, and are not subject to the review process set forth in Rule 5630 of the NASDAQ Listing Rules. For a detailed discussion please see Item 10.B. - Additional Information – Memorandum and Articles of Association- “NASDAQ Listing Rules and Home Country Practices”.

•	We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law rather than under the requirements of the NASDAQ Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•	A majority of our board of directors is not comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for directors which are presented to our shareholders are also generally made by our directors. Effective as of November 25, 2014, the Israeli law allows external directors to present their nomination to the shareholders themselves, however, it does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•	Our audit committee does not comply with all the requirements of Rule 5605 of the NASDAQ Marketplace Rules (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see Item 6 - Directors, Senior Management and Employees – “Board Practices.

•	We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our Articles, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•	We do not necessarily seek shareholder approval for the establishment of, and amendments to, share option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our share option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the share option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our share option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

See Item 6 - Directors, Senior Management and Employees – “Board Practices” and Item 10.B. - Additional Information – “NASDAQ Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Capital Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the Commission on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Registrant as approved on June 16, 2017. *

4.1	English Summary of Purchase Agreement by and among Shagrir Systems Ltd., K.S. Operation Centers for Vehicles Ltd. and Shimon Barzilay dated October 11, 2011, as amended by an amendment dated January 1, 2012, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F, filed with the Commission on March 29, 2012.

4.2	The Compensation Policy of the Registrant approved by the Shareholders on October 6, 2016, filed by us as Annex B to Proposal 4 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on August 23, 2016, and incorporated herein by reference.

4.3	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form F-3, filed with the Commission on March 11, 2014.

4.4	Share Purchase Agreement dated as of January 13, 2014, between Pointer Telocation Ltd. and the selling shareholders listed therein incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form F-3, filed with the Commission on March 11, 2014.

4.5	Share Purchase Agreement dated as of September 16, 2013 between Pointer do Brasil Participações Ltda. And Bracco do Brasil Empreendimentos e Participações Ltda.,, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F, filed with the Commission on March 27, 2014.

4.6	1st Amendment to the Brazil SPA, incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F, filed with the Commission on March 27, 2014.

4.7	Management Service Agreement between the Company and DBSI dated August 1, 2017, filed by the Registrant as Exhibit A to Proposal 6 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on May 3, 2017, and incorporated herein by reference.

4.8	Letter of Indemnification between the Company and the Directors of the Company, filed by the Registrant as Exhibit C to Proposal 7 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the Securities and Exchange Commission on May 3, 2017, and incorporated herein by reference.

4.9	Purchase and Sale Agreement dated as of August 24, 2016 by and among the Pointer do Brasil Comercial Ltda., the Kolberg Family Members and the Companies, as defined therein, incorporated herein by reference to Exhibit 4.9 to the Registrant’s Form 20-F, filed with the Commission on April 27, 2017.

8.1	A list of the Registrant’s subsidiaries. *

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. *

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. *

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel). *

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Pointer Argentina S.A.). *

14.3	Consent of Baker Tilly Brasil Norte SS Auditores Independentes (Pointer do Brasil Comercial Ltda.). *

14.4	Consent of Mazars Certified Public Accountants (Pointer SA (PTY) Ltd). *

* Filed herein

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

March 27, 2018

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

- - - - - - - - - - - -

Grant Thornton Argentina
Av. Corrientes 327 Piso 3°
Report of Independent Registered Public Accounting Firm	C1043AAD – Buenos Aires
Argentina
Board of Directors and Shareholders
Pointer Argentina S.A.	T +54 11 4105 0000
F +54 11 4105 0100
E post@ar.gt.com
www.grantthornton.com.ar

Opinion on the financial statements

We have audited the accompanying balance sheets of Pointer Argentina S.A. (the “Company”) as of December 31, 2017 and 2016, the related statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adler, Hasenclever & Asociados Sociedad de Responsabilidad Limitada

We have served as the Company’s auditor since 2009.

Buenos Aires, Argentina
February 8, 2018

AUDITOR’S REPORT

To the Shareholders and Board of Directors of Pointer do Brasil Comercial S.A.

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Pointer do Brasil Comercial S.A. as of December 31, 2017 and 2016, the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, collectively referred to as the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Entity at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Entity’s management. Our responsibility is to express an opinion on the Entity’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly Brasil Norte SS Auditores Independentes – EPP

Baker Tilly Brasil Norte SS Auditores Independentes – EPP

We have served as the Company’s auditor since 2016.

Barueri, São Paulo, Brazil

February 09, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POINTER TELOCATION LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. and subsidiaries (“the Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Pointer Argentina S.A, Pointer Do Brasil Comercial Ltda. and Pointer SA (PTY) Ltd., (the “Subsidiaries”), whose financial statements reflect total assets constituting 18% and 22.4% as of December 31, 2017 and 2016, respectively, and total revenues constituting 29.5%, 27% and 15.2% of the related consolidated revenues for the years ended December 31, 2017, 2016 and 2015, respectively. The financial statements of the Subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for the Subsidiaries, is based solely on the reports of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 1995.

Tel-Aviv, Israel

March 27, 2018

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,375	6,066
Trade receivables (net of allowance for doubtful accounts of $ 1,127 and $ 1,281 at December 31, 2017 and 2016, respectively)	13,660	11,464
Other accounts receivable and prepaid expenses (Note 3)	2,865	2,504
Inventories (Note 4)	6,551	5,242

Total current assets	30,451	25,276

LONG-TERM ASSETS:
Long-term loan to related party	973	831
Long-term accounts receivable	1,116	564
Severance pay fund (Note 2r)	3,546	2,878
Property and equipment, net (Note 5)	5,848	5,614
Other intangible assets, net (Note 6)	1,935	2,178
Goodwill (Note 7)	41,010	38,107
Deferred tax asset (Note 15)	9,585	1,433

Total long-term assets	64,013	51,605

Total assets	94,464	76,881

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2016
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	5,101	4,836
Trade payables	6,204	7,116
Deferred revenues and customer advances	777	1,037
Other accounts payable and accrued expenses (Note 9)	9,117	6,839

Total current liabilities	21,199	19,828

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 10)	5,015	10,182
Deferred taxes and other long-term liabilities (Note 11)	838	976
Accrued severance pay (Note 2r)	3,996	3,206

Total long term liabilities	9,849	14,364

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

EQUITY:
Pointer Telocation Ltd’s shareholders’ equity:
Share capital (Note 13) Ordinary shares of NIS 3 par value - Authorized: 16,000,000 shares at December 31, 2017 and 2016; Issued and outstanding: 8,059,094 and 7,873,919 shares at December 31, 2017 and 2016, respectively	5,995	5,837
Additional paid-in capital	129,076	128,438
Accumulated other comprehensive loss	(2,340)	(5,633)
Accumulated deficit	(69,597)	(86,115)

Total Pointer Telocation Ltd’s shareholders’ equity	63,134	42,527

Non-controlling interest	282	162

Total equity	63,416	42,689

Total liabilities and equity	94,464	76,881

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2017	2016	2015
Revenues (Note 17c):
Products	26,182	22,784	22,266
Services	51,973	41,569	38,301

Total revenues	78,155	64,353	60,567

Cost of revenues:
Products	16,073	13,904	13,435
Services	21,914	18,672	17,879

Total cost of revenues	37,987	32,576	31,314

Gross profit	40,168	31,777	29,253

Operating expenses:
Research and development	4,051	3,669	3,409
Selling and marketing	14,038	11,774	10,468
General and administrative	11,275	9,004	8,580
Amortization of intangible assets	463	473	538
Acquisition related costs	32	609	-
Impairment of intangible and tangible assets	-	-	917

Total operating expenses	29,859	25,529	23,912

Operating income	10,309	6,248	5,341
Financial expenses, net (Note 19)	1,004	1,046	729
Other expenses, net	5	9	10

Income before taxes on income	9,300	5,193	4,602
Tax expenses (income), (Note 15)	(7,221)	1,845	1,131

Income from continuing operations	16,521	3,348	3,471
Income from discontinued operation, net (Note 18)	-	154	327
Net income	16,521	3,502	3,798

Other comprehensive income:
Currency translation adjustments of foreign operations	3,293	1,311	(3,423)
Total comprehensive income	19,814	4,813	375

Profit (loss) from continuing operations attributable to:
Pointer Telocation Ltd’s shareholders	16,518	3,324	3,546
Non-controlling interests	3	24	(75)
	16,521	3,348	3,471

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2017	2016	2015

Profit (loss) from discontinued operations attributable to:
Pointer Telocation Ltd’s shareholders	-	120	399
Non-controlling interests	-	34	(72)
	-	154	327

Earnings per share attributable to Pointer Telocation Ltd’s Shareholders (Note 14):

Basic net earnings:
Earnings from continuing operations	2.07	0.43	0.46
Earnings from discontinued operations	-	0.02	0.05
	2.07	0.45	0.51

Diluted net earnings:
Earnings from continuing operations	2.03	0.43	0.44
Earnings from discontinued operations	-	0.02	0.06
	2.03	0.45	0.50

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLOIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd’s Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2015	7,688,564	5,705	129,618	(2,909)	(75,767)	(2,851)	53,796
Issuance of shares in respect of Stock-based compensation	14,999	3	11	-	-	-	14
Stock-based compensation expenses	-	-	309	-	-	-	309
Acquisition of non-controlling interests	81,081	62	(1,528)	-	-	2,007	541
Other comprehensive income	-	-	-	(3,345)	-	(78)	(3,423)
Net loss attributable to Non -controlling interest	-	-	-	-	-	(147)	(147)
Net income attributable to Pointer shareholders	-			-	3,945	-	3,945

Balance as of December 31, 2015	7,784,644	5,770	128,410	(6,254)	(71,822)	(1,069)	55,035
Issuance of shares in respect of Stock-based compensation	89,275	67	31	-	-	-	98
Stock-based compensation expenses	-	-	320	-	-	-	320
Exercise of options in subsidiary	-	-	(323)	323	-	-	-
Distribution of a subsidiary as a divided in kind	-	-	-	(213)	(17,737)	373	(17,577)
Other comprehensive income	-	-	-	511	-	800	1,311
Net income attributable to Non -controlling interest	-	-	-	-	-	58	58
Net income attributable to Pointer shareholders	-	-	-	-	3,444	-	3,444

Balance as of December 31, 2016	7,873,919	5,837	128,438	(5,633)	(86,115)	162	42,689
Issuance of shares in respect of Stock-based compensation	185,175	158	237	-	-	-	395
Stock-based compensation expenses	-	-	401	-	-	117	518
Other comprehensive income	-	-	-	3,293	-	-	3,293
Net income attributable to Non -controlling interest	-	-	-	-	-	3	3
Net income attributable to Pointer shareholders	-	-	-	-	16,518	-	16,518

Balance as of December 31, 2017	8,059,094	5,995	129,076	(2,340)	(69,597)	282	63,416

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from operating activities:
Net income	16,521	3,502	3,798
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,924	3,258	3,959
Impairment of tangible and intangible assets	-	-	917
Accrued interest and exchange rate changes of debenture and long-term loans	52	29	(888)
Accrued severance pay, net	93	20	17
Gain from sale of property and equipment, net	(113)	(232)	(143)
Stock-based compensation	380	320	309
Decrease in restricted cash	-	-	62
Increase in trade receivables, net	(1,616)	(3,489)	(236)
Increase in other accounts receivable and prepaid expenses	(206)	(942)	(469)
Decrease (increase) in inventories	(1,170)	(1,063)	658
Decrease (increase) deferred income taxes	(8,018)	1,774	1,080
Decrease (increase) in long-term accounts receivable	165	99	(91)
Increase (decrease) in trade payables	(1,597)	3,346	1,277
Increase (decrease) in other accounts payable and accrued expenses	2,285	2,455	(1,448)

Net cash provided by operating activities	9,700	9,077	8,802

Cash flows from investing activities:
Purchase of property and equipment	(3,033)	(4,129)	(3,616)
Purchase of other intangible assets	(233)	(115)	-
Proceeds from sale of property and equipment	114	648	1,266
Acquisition of subsidiary (a)	-	(8,531)	-

Net cash used in investing activities	(3,152)	(12,127)	(2,350)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from financing activities:

Receipt of long-term loans from banks	-	6,263	14,934
Repayment of long-term loans from banks	(4,875)	(4,976)	(19,503)
Proceeds from issuance of shares and exercise of options, net of issuance costs	395	98	15
Distribution as a dividend in kind of previously consolidated subsidiary (b)	-	(1,870)	-
Short-term bank credit, net	(231)	716	(915)

Net cash provided (used) in financing activities	(4,711)	231	(5,469)

Effect of exchange rate on cash and cash equivalents	(528)	(462)	(193)

Increase (decrease) in cash and cash equivalents	1,309	(3,281)	790
Cash and cash equivalents at the beginning of the year	6,066	9,347	8,557

Cash and cash equivalents at the end of the period- continuing operations	7,375	6,066	7,252
Cash and cash equivalents at the end of the period- discontinued operation	-	-	2,095

Cash and cash equivalents at the end of the year	7,375	6,066	9,347

(a) Acquisition of subsidiary:
Working capital (Cash and cash equivalent excluded)	-	(334)	-
Property and equipment	-	(1,239)	-
Intangible assets	-	(2,098)	-
Goodwill	-	(6,070)	-
Deferred taxes	-	714	-
Payables for acquisition of investments in subsidiaries	-	496	-

	-	(8,531)	-

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
(b) Distribution as a dividend in kind of previously consolidated subsidiary:
The subsidiaries’ assets and liabilities at date of distribution:
Working capital (excluding cash and cash equivalents)	-	(5,443)	-
Property and equipment	-	7,048	-
Goodwill and other intangible assets	-	15,883	-
Other long term liabilities	-	(1,781)	-
Non-controlling interest	-	373	-
Accumulated other comprehensive loss	-	(213)	-
Dividend in kind	-	(17,737)	-

	-	(1,870)	-

(c) Non-cash investing activity:

Purchase of property and equipment	61	48	378

(d) Supplemental disclosure of cash flow activity:

Cash paid during the year for:
Interest	224	567	640

Income taxes	540	20	27

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Pointer Telocation Ltd. (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company conducts its operations through two main segments. Through its Cellocator segment, the Company designs, develops and produces leading mobile resource management products, including asset management, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through its MRM segment, the Company acts as an operator by bundling its products together with a range of services, including fleet management services, asset management services and stolen vehicle retrieval services.

The Company provides services, for the most part, in Israel, Argentina, Mexico, South Africa and Brazil, through its local subsidiaries and affiliates. The Company sells its products worldwide through direct sell, its local subsidiaries and affiliates to independent operators provide similar services in Latin America, Europe, India and other countries utilizing the Company’s technology and operational know-how. The Company’s shares are traded on the NASDAQ Capital Market.

The company recorded tax income in the amount of $9.2 million due to decrease in valuation allowance related to carry forward losses of the company and other temporary differences that are more likely than not to be offset against future income.

b.	On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir’s shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer’s results as discontinued operations. See also Note 18.

c.	The Company holds 93% of the share capital of Argentina SA’s (formerly: Tracsat S.A.) (“Pointer Argentina”). Pointer Argentina is the operator of the Company’s systems and products that provides fleet management and stolen vehicle recovery services in Buenos Aires, Argentina.

d.	The Company holds 100% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. (“Pointer Mexico”). After the company completed in 2015 the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that the company did not previously own, from Pointer Recuperacion de Mexico, S. de R.L. de C.V. (the “Pointer Mexico Sellers”), in consideration for the issuance of 81,081 of the company ordinary shares to the Pointer Mexico Sellers.

Pointer Mexico provides fleet management and stolen vehicle recovery services to its customers in Mexico as well as distributing the Company’s products.

e.	In August 2008 the Company incorporated a company in Brazil by the name of Pointer do Brasil Comercial S.A. (“Pointer Brazil”). Pointer Brazil provides location, tracking and fleet management vehicles services to its customers in Brazil. As of October 13, 2013 Company held 48.8% of the share capital in Pointer Brazil.

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

In May 2014, Pointer Brazil was merged with Pointer Brazil Holdings . As a result of this merger, The Company holds directly 100% of the issued share capital of Pointer Brazil.

f.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

g.	On September 9, 2014, the Company acquired 100% interest in Global Telematics S.A. Proprietary Limited (“Global Telematics”), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

On October 2, 2017, the Company sold 2,519,544 ordinary shares of Pointer South Africa, representing approximately 12% of Pointer South Africa’s issued and outstanding share capital as of the date thereof, to Ms. Preshnee Moodley, who serves on Pointer South Africa’s Board of Directors, in exchange for her services. Following the consummation of the transaction, we now hold 88% of the issued share capital of Pointer South Africa.

h.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited.

i.	On October 6, 2016, a shareholders meeting of the Company approved a compensation Policy for the Company’s directors and officers. The Compensation Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes a compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.

j.	On October 7, 2016, the Brazilian subsidiary acquired 100% interest in Cielo Telecom Ltd. (“Cielo”), a fleet management services company based in South Brazil.

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

$8,531

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2015 and 2016, assuming that the acquisitions of Cielo occurred on January 1, 2015. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2016	2015
	Unaudited

Revenues	$67,468	$64,516

Net income attributable to Pointer shareholders’ from continuing operations	$3,820	$4,206

Basic income per share	$0.49	$0.55

Diluted income per share	$0.48	$0.53

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

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

The Company’s reporting currency is the US dollar.

The majority of the revenues of the Company’s Cellocator business are generated in U.S. dollars (“dollar”) or linked to the dollar. In addition, a substantial portion of the Company’s Cellocator business’ costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment of the Cellocator business and thus its functional currency.

The majority of the revenues of the Company’s MRM business are generated in Israeli NIS (“NIS”) or linked to the NIS. In addition, a substantial portion of the Company’s MRM business’ costs are incurred in NIS. The Company’s management believes that the NIS is the primary currency of the economic environment of the MRM business and thus its functional currency.

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

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are remeasured at historical exchange rates. Expenses are remeasured at the exchange rate in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. All exchange gains and losses from the remeasurements mentioned above, are reflected in the statement of operations as financial expenses or income, as appropriate.

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

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “moving average” cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2017, 2016 and 2015, the Company and its subsidiaries wrote-off approximately net amount of $129, $147 and $113, respectively. The net write-offs are included in cost of revenues.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Installed products	20-33
Computers and electronic equipment	10 - 33 (mainly 33)
Office furniture and equipment	6 - 15
Motor vehicles	15 - 20 (mainly 20)
Network installation	10 - 33
Buildings	6.67
Leasehold improvements	Over the term of the lease, including the option term or the useful lives of the assets, whichever is shorter

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Goodwill:

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

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The company didn’t apply the qualitative option.

In 2015, following the annual goodwill impairment test in accordance with ASC 350 “Intangibles - Goodwill and Others”, the Company impaired the goodwill attributed to Brazil at the amount of $ 758. These amounts were recorded in the 2015 Consolidated Statement of Operation under the captions “Impairment of intangible and tangible assets”. The material assumptions used for the income approach for 2015 were 5 years of projected net cash flows, a discount rate of 25% and a long-term growth rate of 7.1%. During 2017 and 2016 there was no impairment.

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

In 2015, following the annual goodwill impairment test in accordance with ASC 350 “Intangibles - Goodwill and Others”, the Company impaired intangible assets attributed to Brazil at the amount of $ 159. These amounts were recorded in the 2015 Consolidated Statement of Operation under the captions “Impairment of intangible and tangible assets”. The material assumptions used for the income approach for 2015 were 5 years of projected net cash flows, a discount rate of 25% and a long-term growth rate of 7.1%. During 2017 and 2016 there was no impairment.

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

No impairment losses were identified in 2017, 2016 and 2015.

j.	Provision for warranty:

The Company and its subsidiaries generally grant a one-year to three-year warranty for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities’ captions in the Balance Sheet) during 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016

Balance, beginning of the year	604	544
Warranties issued during the year	468	422
Settlements made during the year	(145)	(182)
Expirations	(360)	(180)

Balance end of year	567	604

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company and its subsidiaries generate revenues from the provision of services, subscriber fees and sales of systems and products, mainly in respect of asset management services, fleet management services, stolen vehicle recovery services and other value added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users. Revenues from the sale of systems and products are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. Service revenues including subscriber fees are recognized as services are performed, over the term of the agreement.

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

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2017, 2016 and 2015 were $1,459, $1,337 and $1,214, respectively.

n.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes.” This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company adopted an amendment to ASC 740, “Income Taxes”. The amendment clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

In the years ended December 31, 2017, 2016 and 2015, the Company recorded tax expenses (income) in connection to uncertainties in income taxes of $ 127, $ 0 and $ 0 respectively.

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

Basic and diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, “Earnings Per Share”. Part of the Company’s outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of pointer shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 20,125, 202,000 and 64,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation-Stock Compensation (Topic 718)” (“ASU2016-09”) on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. Upon the adoption in the first quarter of 2017, the effect of the adoption on the Company’s retained earnings was immaterial.

During the years ended December 31, 2017, 2016 and 2015, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $380, $320 and $309, respectively.

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Data related to options to purchase the Company shares:

1.	The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2017, 2016 and 2015 was estimated using the Black-Scholes-Merton option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2017	2016	2015

Risk free interest rate	0.86%-1.39%	0.8%-1.00%	1.29%-1.62%
Dividend yield	0%	0%	0%
Expected volatility	52.25%-57.73%	55.81%-60.84%	51.47%-49.78%
Expected term (in years)	4.00-5.50	4.00-5.50	4.00-5.50
Forfeiture rate	-	2%	2%

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

On October 2, 2017, the Company sold 2,519,544 ordinary shares of Pointer South Africa, representing approximately 12% of Pointer South Africa’s issued and outstanding share capital as of the date thereof, to Ms. Preshnee Moodley, who serves on Pointer South Africa’s Board of Directors, in exchange to its services.

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

Severance pay expenses for the years ended December 31, 2017, 2016 and 2015 were $399, $303 and $292, respectively.

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

The Company’s trade receivables include amounts billed to clients located mainly in Israel, Latin America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect of specific debts whose collection, in management’s opinion, is doubtful. In 2017, 2016 and 2015, the Company recorded expenses in respect of such debts in the amount of $802, $511 and $98, respectively. As for major customers, see Note 17d.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in the allowance for doubtful accounts during 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016

Balance at beginning of the year	1,281	1,053

Deductions during the year	(992)	(339)
Charged to expenses	802	511
Foreign currency translation adjustment	36	56

Balance at end of year	1,127	1,281

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value measurements:

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

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition.

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

During 2017 and 2016, there were no impairment losses regarding goodwill.

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

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for the Company in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 (“Modified Retrospective Adoption Transition Method”).

The Company has established an implementation team to analyze the potential impact the standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. The Company will adopt the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

The Company has completed its evaluation of the Standard and expects a change relating to the application of the legacy contingent revenue “cash cap” guidance in ASC 605-25, Revenue Recognition – Multiple-Element Arrangements, that limited the amount of revenue recognized at contract inception. In addition, the Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. Under current GAAP, the Company expenses sales commissions as incurred while under the Standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts.

Upon initial application the company will record deferred revenues, assets and a cumulative effect to retained earnings in an immaterial amounts on the opening balance sheet at January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating when it will adopt this new standard and the expected impact on its consolidated financial statements and related disclosures.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. ASU 2016-15 will generally be applied retrospectively and is effective for annual periods beginning after December 15, 2017. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for the Company in the first quarter of 2018 and early adoption is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016

Government authorities	517	583
Employees	30	35
Prepaid expenses	1,715	1,677
Others	603	209

	2,865	2,504

NOTE 4:-	INVENTORIES

	December 31,
	2017	2016

Raw materials	3,621	2,510
Work in process	149	89
Finished goods	2,781	2,643

	6,551	5,242

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

a.	Composition:

	December 31,
	2017	2016
Cost:

Installed products	9,771	9,323
Computers and electronic equipment	7,353	5,550
Office furniture and equipment	1,397	1,205
Motor vehicles	349	339
Network installation	4,211	3,839
Leasehold improvements	778	670

	23,859	20,926

Accumulated depreciation:

Installed products	7,061	5,912
Computers and electronic equipment	4,768	3,981
Office furniture and equipment	1,290	994
Motor vehicles	237	175
Network installation	4,193	3,826
Leasehold improvements	462	424

	18,011	15,312

Depreciated cost	5,848	5,614

b.	Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 were $2,461, $2,133 and $1,674, respectively.

c.	No Impairment losses recorded for the years ended December 31, 2017, 2016 and 2015.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2017	2016
Cost:
Patents	639	639
Developed technology	4,978	4,978
Customer related intangible	8,114	7,891
Others	874	874
Brand name	2,816	2,793

	17,421	17,175
Accumulated amortization:
Patents	639	639
Developed technology (see note 2h)	4,945	4,901
Customer related intangible	6,853	6,534
Others	696	650
Brand name	2,353	2,273

	15,486	14,997

Amortized cost	1,935	2,178

b.	Amortization expenses for the years ended December 31, 2017, 2016 and 2015 were $463, $473 and $538, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2018	487
2019	399
2020	368
2021	343
2022 and after	338

1,935

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016

Goodwill, beginning of the year	38,107	31,388
Additions in respect of acquisitions	-	6,070
Foreign currency translation adjustments	2,903	649

Goodwill, end of year	41,010	38,107

The carrying value of goodwill by reporting unit as of 31 December, 2017 is as follows:

Reporting unit	2017

Cellocator	2,534
SVR (*)	30,245
Pointer brazil	2,338
Cielo brazil	5,893

41,010

The carrying value of goodwill by reporting unit as of 31 December 2016 is as follows:

Reporting unit	2016

Cellocator	2,534
SVR (*)	27,219
Pointer brazil	2,373
Cielo brazil	5,981

38,107

(*) SVR in Israel.

The material assumptions used for the income approach for 2017 were:

	Cellocator	SVR	Pointer brazil	Cielo

Discount rate	16%	15%	21%	21%
Growth rate	3%	2%	6%	6%
Years of projected cash flows	5	5	5	5

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2017	2016	2017	2016
	%
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to Dollars	Libor+2%	Libor+2%	4,856	4,497
In other currencies	10%-17%	10%-17%	245	339

			5,101	4,836

Unutilized credit lines			10,954	8,714

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2017	2016

Employees and payroll accruals	4,260	3,477
Government authorities	1,858	817
Provision for warranty	369	391
Accrued expenses	2,561	2,100
Related party	53	53
Others	16	1

	9,117	6,839

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2017	2016	2017	2016
	%

In, or linked to Dollars (see c below )	3.71%	3.71%	9,871	14,356
In other currencies	10%-17%	10%-17%	245	662
			10,116	15,018

Less - current maturities			5,101	4,836

			5,015	10,182

b.	As of December 31, 2017, the aggregate annual maturities of the long-term loans are as follows:

2018 (current maturities)	5,101
2019	2,341
2020	1,506
2021 and thereafter	1,168

10,116

c.	In respect of the bank loans provided to the Company for the purpose of funding the the acquisition of Pointer Brazil (see note 1e), the acquisition of Cielo Telecom Ltda. and utilize of credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.	The ratio of the Company and its subsidiaries’ debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS (Cont.)

3.	The ratio of Pointer Telocation Ltd.’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of December 31, 2017 the Company is in compliance with the financial covenants of its bank loans.

NOTE 11:-	DEFERRED TAXES AND OTHER LONG-TERM LIABILITIES

	December 31,
	2017	2016

Provision for warranty	199	213
Deferred tax	540	666
Deferred revenues	99	97

	838	976

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

The Company obtained bank guarantees in the amount of $407 in favor of its lessor, customs and customers.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of December 31, 2017 is $ 2,444. No royalties were accrued or paid during 2017, 2016 and 2015.

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

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2020. Minimum annual rental payments under non-cancelable operating leases are as follows:

2018	2,367
2019	1,848
2020	504
2021	271

4,990

Rent expenses for the years ended December 31, 2017, 2016 and 2015, were $2,325, $2,327 and $2,380, respectively.

e.	Litigation:

1.	As of December 31, 2017, several claims were filed against the Company, mainly by customers. The claims are in an amount aggregating to approximately $46. The substance of the claims is the malfunction of the Company’s products, which occurred during the ordinary course of business. The Company is defending this litigation at court and has recorded a provision of $20.

2.	In August 2014, Pointer Brazil received a notification of lack of payments of $515 of VAT tax (Brazilian ICMS tax) plus $2,161 of interest and penalty totaling $2,676 of infraction, as of December 31, 2017. Company is defending this litigation at court and made a provision of $79; The total timeframe of litigation is up to 14 years.

3.	In July 2015, the company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately US$12.8 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services”, and therefore subject to the State Value Added Tax. The Company based on the opinion of its legal counsel, in the opinion that no material costs will arise in respect to these claims and did not make any provision once this issue has two precedents that won the same type of litigation.

f.	Commitments:

1.	The Company and DBSI Investment Ltd. (“DBSI”), an equity owner in the Company (see Note 16), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on August 1, 2017.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	Under the credit facility from the Bank, the Company are required to meet financial covenants (see Note 10c).

NOTE 13:-	EQUITY

a.	Ordinary shares:

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

c.	Options:

1.	In November 2003 the Company adopted an Employee Share Option Plan (2003) (the “2003 Plan”). The Board of Directors of the Company approves, from time to time, increases to the number of shares reserved under the 2003 Plan. To date, the options under the 2003 Plan are and have been granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share. The options usually vest over a period of four years and are valid for a period of five years from the date of grant. The 2003 Plan terminated at the end of November 2013.

2.	On November 30, 2011, the Board of Directors approved an amendment to the 2003 Plan whereby in the event a cash dividend is paid out to the Company’s shareholders, the Board of Directors may adjust the exercise price of any options granted prior to the record date of the dividend distribution but not exercised as of such date.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

3.	In December 2013 the Company adopted an Employee Share Option Plan (2013) (the “2013 Plan”). The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options vest over a period of four years are valid for a period of seven years from the date of grant.

4.	A summary of employee option activity under the Company’s Stock Option Plans and RSU’s as of December 31, 2017 and changes during the year ended December 31, 2017 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2017	556,134	$5.15
Granted	21,500	$0.87
Exercised	(185,675)	$2.10
Forfeited	(52,500)	$5.79
Outstanding at December 31, 2017	339,459	$4.61

Exercisable at December 31, 2017	131,509	$3.49	2.79	$1,987

Vested and expected to vest at December 31, 2017	335,300	$4.67	4.44	$1,566

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017 and 2016 was $ 7.8 and $ 5.9, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount changes based on the fair market value of the Company’s stock.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

As of December 31, 2017, there was approximately $358 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.8 years. Total grant-date fair value of options that vested during the year ended December 31, 2017 was approximately $ 278.

5.	The following table summarizes information relating to employees’ stock options and RSU’s outstanding as of December 31, 2017, according to exercise prices:

Options outstanding			Options exercisable
Number outstanding at December 31, 2017	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2017	Weighted average exercise price
	Years
62,384	0.7	$1.17	62,384	$1.17
10,000	0.52	$3.38	10,000	$3.38
4,575	3.31	$0.87	-	$0.87
28,500	4.16	$6.14	6,000	$6.14
212,500	5.52	$5.94	53,125	$5.94
21,500	6.32	$0.87	-	-

339,459	4.39	$4.61	131,509	$3.49

6.	In January 2011, the Board of Directors appointed the Company’s new Chief Executive Officer (CEO) effective as of February 1, 2011. Under the terms of his employment, the new CEO was granted 246,984 options at an exercise price of $7.00, in accordance with 2003 option plan, which will vest over a three year period, according to the vesting dates as stipulated in the employment agreement, commencing upon the effective date of his employment. The new CEO will also be entitled to an annual performance bonus of up to one year’s salary which will be calculated in accordance with certain fixed criteria relating to the company’s growth and profitability in the year preceding payment of the bonus.

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

8.	On July 8, 2013, the Board of Directors resolved to issue to the Company’s employees, options exercisable to 41,000 of the company’s ordinary shares, pursuant to the plan, which will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of $ 3.38 per share.

9.	In 2014, the Board of directors resolved to issue to the Company’s employees and directors Restricted Stock Units exercisable to 46,300 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, commencing as of March 27, 2014, at an exercise price of 3 NIS per share.

10.	On February 26, 2015, the Board of Directors resolved to issue to certain of the Company’s employees options exercisable for 77,000 of the Company’s ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $8.35 per share.

11.	On July 06, 2016, the Board of Directors resolved to issue to certain of the Company’s employees options exercisable for 250,000 of the Company’s ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $5.94 per share.

12.	In April 2017, the Board of directors resolved to issue to the Company’s directors Restricted Stock Units exercisable to 4,500 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in three equal installments over a period of three years, at an exercise price of 3 NIS per share, commencing June 2017. In April 2017, the Board of directors resolved to issue to the Company’s employees Restricted Stock Units exercisable to 17,000 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, at an exercise price of 3 NIS per share, commencing April 2017.

13.	As of December 31, 2017, 346,662 options are available for future grant under the 2013 Plan.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

d.	Dividends:

Any dividend distributed by the Company will be declared and paid in dollars, subject to statutory limitations. The Company’s policy is not to declare dividends out of tax exempt earnings.

NOTE 14:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2017	2016	2015
Numerator:

Numerator for basic net earnings per share - Net income	$16,518	$3,444	$3,945

Numerator for diluted net earnings per share - Net income	$16,518	$3,444	$3,945

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,998	7,820	7,725

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	8,131	7,938	7,938

Basic net earnings per share	$2.07	$0.45	$0.51

Diluted net earnings per share	$2.03	$0.45	$0.50

NOTE 15:-	INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2015 - 26.5%, 2016 - 25% and 2017 – 24%.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

The deferred tax balances included as of December 31, 2015 were calculated according to a tax rate of 26.5%. Following the change in the tax rate in early 2016, the Company recorded a decrease of NIS 1,265 thousand in the balance of deferred tax liabilities and a decrease of NIS 729 thousand in the balance of deferred tax assets. In addition, expenses of NIS 536 thousand (138$) was recorded in profit or loss, in taxes on income.

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

Income not eligible for Approved Enterprise benefits or Benefited Enterprise benefits is taxed at a regular rate, which was 24% in 2017, 25% in 2016 and 26.5% in 2015.

d.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate
Mexico	30%
Brazil	34%
Argentina	35%
United States (*)	35%
(*)	Federal.

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2017	2016	2015

Domestic	8,813	5,936	4,189
Foreign	487	(743)	413

	9,300	5,193	4,602

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

	December 31,
	2017	2016

Reserves and accruals	392	985
Carryforward tax losses	23,950	23,271
Other temporary differences	666	423

Total deferred tax assets before valuation allowance	25,008	24,679

Valuation allowance (2)	(9,229)	(17,621)

Net deferred tax assets	15,779	7,058

Goodwill and other intangible assets	(6,696)	(5,482)
Other temporary differences	(38)	(809)

Total deferred tax liabilities	(6,734)	(6,291)

Total deferred tax Assets , net of deferred tax liabilities	9,045	767

2.	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences for amounts that are more likely than not be realized in the foreseeable future.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

3.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2017	2016	2015
Income before taxes, as reported in the consolidated statements of operations	9,300	5,193	4,602

Statutory tax rate	24%	25%	26.5%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	2,232	1,298	1,219
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	31	118	21
Change in valuation allowance in respect of deferred taxes	(8,950)	-	-
Operating carryforward losses for which a valuation allowance was provided	3	197	17
Tax adjustment in respect of different tax rates due to approved enterprise	(567)	-	-
Realization of carryforward tax losses for which a valuation allowance was provided	(404)	40	(191)
Provision for uncertain tax position	127	-	-
Nondeductible expenses and other permanent differences	307	192	65

	(7,221)	1,845	1,131

g.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $90,813 (including a capital loss in the amount of approximately $44,625) as of December 31, 2017. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $67 as of December 31, 2017. The carryforward tax losses will expire in 2020.

Carryforward tax losses of Pointer Mexico totaled approximately $1,813 as of December 31, 2017. The carryforward tax losses will expire from 2018 to 2027.

Carryforward tax losses of Pointer Brazil totaled approximately $3,249 as of December 31, 2017. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer South Africa totaled approximately $7,304 as of December 31, 2017. The carryforward tax losses have no expiration date.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

j.	Final tax assessments:

Tax assessments for the Company are considered final as of the 2012 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2008 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2012 tax year.

h.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2017	2016	2015

Current	927	501	348
Deferred	(8,148)	1,344	783

	(7,221)	1,845	1,131

Domestic	(7,674)	1,768	1,256
Foreign	453	77	(125)

	(7,221)	1,845	1,131

i.	Uncertain tax position:

As of December 31, 2017 and 2016 balances in respect to ASC 740, “Income Taxes” amounted to $ 127 and $ 0, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2017	2016

Balance at the beginning of the year	$-	$-

Additions based on tax positions taken related to the current year	127	-
Reductions related to settlement of tax matters and limitation	-	-

Balance at the end of the year	$127	$-

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2017	2016

Long Term Loan (*)	973	831
DBSI (see Note 12f(1))	(53)	(53)

(*) On March 29, 2016 the board of directors approved to repay the Capital Note issued by Shagrir Group to the Company on December 2015, in the amount of NIS 8,000. In addition, the board of directors approved to convert NIS 4,100 to Shagrir Group equity and NIS 3,100 Shagrir group will issue as Capital Note for 5 years without any interest.

b.	Transactions with related parties:

	Year ended December 31,
	2017	2016	2015

Management fees to DBSI (see Note 12f(1))	180	180	180
Sales to related parties	254	106	52
Purchase from related parties	682	847	145

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents segment results of operations for the year ended December 31, 2017:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	24,364	62,208	(8,417)	78,155

Segments operating profit	2,742	7,569	(2)	10,309

Segments tangible and intangible assets	9,026	37,799	1,968	48,793

Depreciation, amortization and impairment expenses	144	2,780	-	2,924

Expenditure for assets	197	3,069	-	3,266

The following presents segment results of operations for the year ended December 31, 2016:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	22,707	49,620	(7,974)	64,353

Segments operating profit	1,660	4,708	(120)	6,248

Segments tangible and intangible assets	8,359	35,392	2,148	45,899

Depreciation, amortization and impairment expenses	321	2,295	-	2,616

Expenditure for assets	135	2,264	-	2,399

The following presents segment results of operations for the year ended December 31, 2015:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	19,489	47,938	(6,860)	60,567

Segments operating profit	1,000	3,848	493	5,341

Segments tangible and intangible assets	8,469	24,836	1,804	35,109

Depreciation, amortization and impairment expenses	338	3,067	-	3,405

Expenditure for assets	149	1,647	-	1,796

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2017	2016	2015
1.	Revenues *):
	Israel	35,230	29,438	26,487
	Latin America (mainly Mexico)	9,603	7,009	7,601
	Brazil	14,248	9,142	7,173
	Argentina	4,607	3,995	4,616
	Europe	4,413	4,501	5,271
	Other	10,054	10,268	9,419

		78,155	64,353	60,567

*) Revenues are attributed to geographic areas based on the location of the end customers.

		Year ended December 31,
		2017	2016	2015
2.	Long-lived assets:
	Israel	1,999	1,248	978
	Argentina	614	627	539
	Mexico	358	298	229
	Brazil	2,398	2,949	1,090
	South Africa	463	489	436
	Other	16	3	6

		5,848	5,614	3,278

d.	In 2017, 2016 and 2015, none of our customer accounted above 10% of the Company’s revenues.

NOTE 18:-	DISCONTINUED OPERATION

a.	Below is data of the operating results attributed to the discontinued operation:

b.

	Year ended December 31,
	2016	2015

Revenue from sales	18,248	40,498
Cost of sales	15,260	35,427
Gross profit	2,988	5,071

Selling, general and administrative expenses	2,531	4,345
Operating income	457	726

Financial expenses, net	54	139
Other income, net	-	(13)
Taxes on income	249	273
Income from discontinued operation	154	327

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	DISCONTINUED OPERATION (Cont.)

c.	Below is data of the net cash flows provided by (used in) the discontinued operation:

	Year ended December 31,
	2016	2015

Operating activities	116	(2,111)

Investing activities	(1,187)	746

Financing activities	251	(41)

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2017	2016	2015
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	8	1	78
	Interest on long-term loans to affiliate	51	56	267
	Foreign currency transaction adjustments	205	130	374
	Other	47	37	9
		311	224	728
	Expenses:
	Bank charges and interest expenses	1,223	985	942
	Foreign currency transaction adjustments	-	194	166
	Interest on long-term loans to others	92	70	318
	Other	-	21	31
		1,315	1,270	1,457

		1,004	1,046	729

NOTE 20:-	SUBSEQUENT EVENTS

a.	On February 27, 2018, the Board of Directors resolved to issue to certain of the Company’s employees RSU’s exercisable to 89,000 of the Company’s ordinary shares, pursuant to the plan. The RSU’s will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of NIS 3.0 per share.

b.	On March 27, 2018, the Board of Directors resolved to issue to the Company’s CEO RSU’s exercisable to 120,000 of the Company’s ordinary shares, pursuant to the plan. The RSU’s will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of NIS 3.0 per share. The grant is subject to the approval of the general shareholders meeting.

  - - - - - - - - - - - - - - - - - -

- 52 -