Form 20-F/A
period 2017-12-31
Pointer Telocation Ltd
filed 2018-04-30
CIK 920532

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐ Yes   ☐ No  ☒ N/A

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2017, as filed by Pointer Telocation Ltd.  (the "Company" or "we") with the Securities and Exchange Commission (the "Commission") on March 27, 2018 (the "Form 20-F"), is being filed solely to correct an inadvertent omission of the audit report of Mazars Certified Public Accountants, the auditor of our POINTER SA (PTY) LTD. subsidiary, in the electronic version of the Form 20-F.

Therefore, we are filing this Amendment to our Form 20-F to include the audit report of Mazars Certified Public Accountants together with the consolidated financial statements included in Item 18 of our Form 20-F. In addition, we are (i) filing the amended consents of our auditors as Exhibits 14.1, 14.2, 14.3 and 14.4 and (ii) filing or furnishing, as indicated herein, as Exhibits 12.1, 12.2, 13.1 and 13.2, currently dated certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F and, other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

2

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report on Form 20-F/A, beginning on page F-1.

ITEM 19.	EXHIBITS

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. *

13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. *

14.1	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel). *

14.2	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Pointer Argentina S.A.). *

14.3	Consent of Baker Tilly Brasil Norte SS Auditores Independentes (Pointer do Brasil Comercial Ltda.). *

14.4	Consent of Mazars Certified Public Accountants (Pointer SA (PTY) Ltd). *`

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

 * Filed herein

3

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

POINTER TELOCATION LIMITED

By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

April 30, 2018

4

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

- - - - - - - - - - - -

F-1

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

Buenos Aires, Argentina
February 8, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Pointer SA Proprietary Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Pointer SA Proprietary Limited (the “Company”) as of December 31, 2017 and 2016, the related statements of comprehensive income, changes in equity, and cash flows, for each of the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company’s auditor since 2007.

Mazars

Partner: Andries Batt

Registered Auditor

26 March 2018

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