Form 20-F
period 2018-12-31
Pointer Telocation Ltd
filed 2019-04-01
CIK 920532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission File number: 001-13138

POINTER TELOCATION LTD.

(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

14 Hamelacha Street,

Rosh Ha’ayin 4809133, Israel

(Address of principal executive offices)

Yaniv Dorani, CFO

Telephone: + 972-3-572-3111, Facsimile: + 972-3-572-3100

14 Hamelacha Street, Rosh Ha’ayin 4809133, Israel

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

8,134,303 Ordinary Shares, NIS 3.00 nominal value per share

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No  ☒

i

INTRODUCTION

As used in this annual report on Form 20-F, the terms “we,” “us,” “our” and the “Company” mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated. The term “Pointer” means Pointer Telocation Ltd. excluding its subsidiaries and affiliates. When reference is made to Pointer Israel, it means the service division of Pointer in Israel. Through our Cellocator segment, we design, develop and produce leading mobile resource management, or MRM, products, including asset management, fleet management, and security products, for sale to third party operators providing mobile resource management services and to our MRM segment. Through our MRM segment, we act as an operator by bundling our products together with a range of services, including mainly fleet management, asset management, connected car and stolen vehicle retrieval, or SVR. For further information, please see “Item 4 —Information on the Company.”

Note Regarding Forward-Looking Statements

This annual report on Form 20-F, including, without limitation, information appearing under “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” “continue,” or “project” or the negative of these terms or other comparable terminology. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties.

These forward-looking statements include, but are not limited to:

●	our plans regarding our business, future sales and expansion into new territories, products or services;

●	demand for our SVR services and products as well as other products and services;

●	our expectations relating to future sales, margins, levels of research and development expenses as well as other expenses and investments, financing our future operations from cash we generate as well as erosion of prices in the markets we operate in;

●	results of legal proceedings we are a party to;

●	regulatory and legal matters relating to our business in Israel as well as the other jurisdictions we operate in; and

●	the merger agreement with I.D. Systems, including the timing and actual closing thereof, raising sufficient capital resources to finance the merger consideration and for future operation, payment of any debt the company and the combined company will need to repay, future performance of the combined company, and creation of shareholders value as a result of such merger.

These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include, but are not limited to, that any of the assumptions listed above will not materialize, and, with respect to the proposed merger transaction with I.D. Systems, among other things, the following: (1) we may not be able to satisfy all of the conditions to the closing of the merger agreement we entered into with I.D. Systems and other related and concurrent transactions contemplated thereunder; (2) the merger may involve unexpected costs, liabilities or delays, (3) the outcome of any legal proceedings related to the merger; (4) we may be adversely affected by other economic, business, and/or competitive factors; (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger; (6) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period at all; (7) the potential requirement that we pay a termination fee in connection with our failure to consummate the merger; and (8) other additional risks and uncertainties relating to our business described in this annual report at Item 3.D.—Risk Factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

“Cellocator” is a trademark owned by us. References in this annual report to “Dollars,” “U.S. Dollars” and “$” are to United States Dollars and references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency. References to our Ordinary Shares are to the Company’s Ordinary Shares traded on the Nasdaq Capital Market and on the Tel Aviv Stock Exchange, or the TASE.

v

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Introduction – Corporate Reorganization

On March 13, 2019, we signed an Agreement and Plan of Merger, which shall be referred to in this annual report on Form 20-F as the Merger Agreement, with I.D. Systems, Inc., or I.D. Systems, PowerFleet, Inc., or Parent, a wholly-owned subsidiary of I.D. Systems, Powerfleet Israel Holding Company Ltd., or Holdco, a wholly-owned subsidiary of Parent, and Powerfleet Israel Acquisition Company Ltd., or Merger Sub, a wholly-owned subsidiary of Holdco. Under the terms of the Merger Agreement, our shareholders will be entitled to $8.50 in cash and 1.272 shares of Parent for each ordinary share they own.

In connection with and concurrent with the execution of the Merger Agreement, I.D. Systems entered into an Investment and Transaction Agreement, or the Investment Agreement, with Parent, PowerFleet US Acquisition Inc., or I.D. Systems Merger Sub, and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P., or the Investors, and affiliates of ABRY Partners II, LLC, pursuant to which I.D. Systems will reorganize into a new holding company structure by merging I.D. Systems Merger Sub with and into I.D. Systems, with I.D. Systems surviving as a wholly-owned subsidiary of Parent, and pursuant to which Parent will issue and sell in a private placement shares of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share to finance a portion of the cash consideration payable in the merger.

In addition, I.D. Systems received from Bank Hapoalim a commitment letter for a $30,000,000 term loan and a $10,000,000 revolving credit facility. The debt financing is expected to close simultaneously with the closing of the transactions contemplated under the Merger Agreement. The financing includes a five-year $20,000,000 secured term loan A and a five-year $10,000,000 secured term loan B, all proceeds to be used to fund the acquisition of the Company; and a five-year $10,000,000 secured revolving credit facility, expected to be used for general corporate purposes.

For purposes of this annual report on Form 20-F, the Merger Agreement and Transaction Agreement, and other transactions contemplated thereunder, shall be referred to as the Merger.

Following the consummation of the Merger, Parent’s common stock will be dual listed on Nasdaq and the TASE.

The closing of the Merger remains subject to shareholder approval by both our shareholders and I.D. Systems’ shareholders, as well as the satisfaction of the remaining conditions specified by the Merger Agreement. Please see “Item 3.D. – Risk Factors”, “Item 4.A. – History and Development of the Company” and “Item 10.C. – Material Contracts” for further information, as well as the exhibits to this annual report for more details on the Merger Agreement and Investment Agreement and the other transactions contemplated thereby.

A.	SELECTED FINANCIAL DATA

The selected financial data is incorporated by reference to “Item 5.A. – Operating Results – Selected Financial Data” of this annual report and should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in “Item 18 – Financial Statements” and are incorporated by reference, and the other financial information appearing in Item 5 of this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

We derived the following selected consolidated statements of income data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated financial data for each of the years ended December 31, 2018 and 2017 from our consolidated financial statements and related notes included in this annual report. The selected consolidated statements of income data for each of the years ended December 31, 2015 and 2014, and the selected consolidated financial data (including balance sheet data) for the years ended December 31, 2015 and December 31, 2014 have been derived from audited financial statements not included in this annual report.

Selected Financial Data Under U.S. GAAP:

Year Ended December 31, 2018

In thousands of U.S. Dollars – except weighted average number of Ordinary Shares, and basic and diluted income (loss) per ordinary share.

	2018	2017	2016	2015	2014
Statement of Income Data:
Revenues:
Products	25,243	26,182	22,784	22,266	27,747
Services	52,543	51,973	41,569	38,301	38,458
Total Revenues	77,786	78,155	64,353	60,567	66,205
Cost of revenues:
Products	15,104	16,073	13,904	13,435	16,267
Services	21,674	21,914	18,672	17,879	18,850
Total Cost of Revenues	36,778	37,987	32,576	31,314	35,117
Gross profit	41,008	40,168	31,777	29,253	31,088
Operating Expenses:
Research and development, net	4,707	4,051	3,669	3,409	3,390
Selling, general and administrative and other expenses	25,729	25,313	20,778	19,048	18,969
Amortization of intangible assets	456	463	473	538	994
One-time acquisition related costs	300	32	609	-	-
Impairment of intangible and tangible assets	-	-	-	917	158
Total operating income	9,816	10,309	6,248	5,341	7,577
Financial expenses, net	1,133	1,004	1,046	729	2,163
Other (income) expenses	3	5	9	10	203
Income before tax on income	8,680	9,300	5,193	4,602	5,211
Taxes expenses (income)	1,753	(7,221)	1,845	1,131	(8,849)
Income after taxes on income	6,927	16,521	3,348	3,471	14,060
Income from continuing operations	6,927	16,521	3,348	3,471	14,060
Income (loss) from discontinuing operations, net	-	-	154	327	(1,320)
Net income	6,927	16,521	3,502	3,798	12,740
Net income (loss) attributable to non-controlling interest	(36)	3	58	(147)	(713)
Net income attributable to Pointer Telocation Ltd. Shareholders	6,963	16,518	3,444	3,945	13,453
Basic net earnings from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	0.85	2.07	0.43	0.46	1.92
Diluted net earnings from continuing operations per share attributable to Pointer Telocation Ltd. shareholders	0.84	2.03	0.43	0.44	1.85
Basic weighted average number of shares outstanding (in thousands)	8,100	7,998	7,820	7,725	7,447
Diluted weighted average number of shares outstanding (in thousands)	8,280	8,131	7,938	7,938	7,727

Balance Sheet Data:
Total assets	90,084	94,464	76,881	103,438	111,004
Net assets of continuing operations	66,136	63,416	42,689	37,166	38,363
Working capital	14,852	9,252	5,448	4,203	3,242
Shareholders’ equity	66,136	63,416	42,689	55,035	53,796
Pointer Telocation Ltd. shareholders	65,930	63,134	42,527	56,104	56,647
Non-controlling interest	206	282	162	(1,069)	(2,851)
Share capital	6,050	5,995	5,837	5,770	5,705
Additional paid-in capital	130,309	129,076	128,438	128,410	129,618

Operating Results

The following table presents, for the periods indicated, certain financial data expressed as a percentage of revenues for the line items discussed below:

Year Ended December 31, 2018

	2018	2017	2016
Revenues
Products	32	34	35
Services	68	66	65
Total Revenues	100	100	100
Cost of Revenues:
Products	19.4	20.6	21.6
Services	27.9	28	29
Total Cost of Revenues	47.3	48.6	50.6

Gross profit	52.7	51.4	49.4
Operating Expenses:
Research and development costs, net	6.1	5.2	5.7
Selling, general and administrative and other expenses	33.5	32.4	33.2
Total operating Expenses	39.6	37.6	38.9

Amortization of intangible assets and Impairment of long lived assets	0.6	0.6	0.1
Operating income	12.6	13.2	9.7
Financial expenses	1.5	1.3	1.6
Other expenses	-	-	-
Income before tax on income	11.1	11.9	8.1
Taxes expenses (income)	2.2	(9.2)	2.9
Net income from continuing operations	8.9	21.1	5.2
Net income from discontinued operation	-	-	0.2
Net income	8.9	21.1	5.4
Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Pointer Telocation Ltd. Shareholders	8.9	21.1	5.4

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

South African regulation of the private security industry may adversely affect our business. The Private Security Industry Regulation Amendment Bill, or the Bill, was approved by the National Assembly and the National Council of Provinces, and is awaiting, since March 2014, the final signature of the President in order to go into effect. The proposed Bill includes an amendment to existing law by requiring that in order to be registered as a security service provider, a security business must have at least fifty-one percent (51%) of the ownership and control of the company exercised by South African citizens. The Bill has yet to be signed by the President and is currently contested by both South African and international stakeholders. If the Bill becomes effective in its current form, in order to meet the new registration requirements when applying for renewal of the registration of our South African operations, we would be forced to sell 39% of our holdings in our South African subsidiary, which would adversely affect our South African operations.

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

If any of these policies or practices changes, for regulatory or commercial reasons, or if market prices for these services fall, revenues from sales of our SVR services and products, primarily in Israel, could decline, which could adversely affect our revenues and growth potential.

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

In line with our strategy to expand our operations and services in markets in which we currently operate as well as into new and emerging markets, leveraging our existing know-how and infrastructure, we acquired the activities of Neo-Trac South Africa Proprietary Limited and T-Trac SA Proprietary Limited, South African companies, in October 2017, which were integrated into Pointer SA Proprietary Limited, or Pointer South Africa, and we may make future acquisitions. The considerations paid for the acquisition of these companies’ activities are based upon the expected incremental cash flows that will be generated from increased revenues. Failure to realize these expected benefits and synergies, or expected benefits and synergies of future acquisitions if we decide to acquire additional companies, businesses and/or assets, could result in an impairment of the carrying value of such acquired companies, businesses and/or assets.

The introduction of services and products using new technology and the emergence of new industry standards and practices could negatively impact our business.

The wireless communications industry as a whole and specifically the General Packet Radio Service, or GPRS, and Universal Mobile Telecommunications System, or UMTS, industries are characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including LTE, personal communications services, specialized or customized mobile radio and mobile satellite services which have been or may be implemented in the future for applications, competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems and services which are competitive with, or superior to ours.

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

The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

There are no established industry standards in all of the businesses in which we sell our wireless communications products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our wireless communications products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

Our future operations may depend on our ability to obtain additional financing.

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

Pointer has loans from banks which are required to repay in accordance with strict schedules that we may not be able to meet or that limit our operating and financial flexibility.

As of December 31, 2018, we had, in the aggregate, approximately $5.0 million in outstanding loans from Bank Hapoalim B.M., or Bank Hapoalim, and Bank Leumi le-Israel B.M., or Bank Leumi. Approximately $0.8 million of the above mentioned loans were provided in connection with the transaction in which the Company acquired the remaining interests in Shagrir Systems Ltd., or Shagrir Systems, in January 2014, and approximately $4.2 million were provided in connection with the transaction in which the Company acquired Cielo Telecom Ltda., or Cielo. Should we fail to repay the loans in accordance with the repayment schedule pertaining to each loan or if Bank Hapoalim and/or Bank Leumi refuse to amend the relevant repayment schedule, Bank Hapoalim and/or Bank Leumi may realize certain liens that were created in their favor, which in turn may have a material adverse effect on our financial condition. For additional information regarding Pointer’s bank loans and credit facilities see “Item 5.B. – Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The credit facilities and loans described above contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer. In connection with the merger with Shagrir Systems, Bank Hapoalim and Bank Leumi signed a pari passu agreement with regards to Pointer’s liabilities to the banks according to which Bank Leumi received liens and covenants similar to those of Bank Hapoalim. The covenants for our loans were amended in connection with the acquisition of Cielo. The covenants are required to be met on an annual basis. Failure to comply with any of the covenants could lead to an event of default under the agreements governing some or all of the credit facilities and loans under applicable cross-default provisions, permitting the lenders to accelerate the repayment of the borrower in default. As of December 31, 2018, Pointer was in compliance with the restrictive financial covenants.

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

For further information on the loans described above, please see “Item 5.B. – Liquidity and Capital Resources” and “Item 10.C. – Material Contracts”.

We may be required to record a significant charge to earnings if our goodwill or amortizable assets become impaired.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $37.5 million at December 31, 2018.

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

Pursuant to rules of the U.S. Securities and Exchange Commission, or SEC, adopted pursuant to Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we are required to include in our annual report a report of management on our internal control over financial reporting including an assessment by management of the effectiveness of our internal control over financial reporting. In addition, because the public float of our Ordinary Shares exceeded $75 million at June 30, 2018, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our internal control over financial reporting is not effective. Such conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, our auditors or we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and on investor confidence in our reported financial information.

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls and procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as third party advisory fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could have a material adverse effect on our business, financial condition, results of operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

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

Our major shareholder has a significant stake in our company. In addition, our major shareholder is affiliated with certain members of our board of directors.

As of March 28, 2019, DBSI beneficially owns approximately 18.3% of our issued and outstanding shares, or 17.8%, on a fully diluted basis. As a result, DBSI may have the ability to control material decisions requiring the approval of our shareholders. Our board of directors currently consists of six members, three of whom are affiliated with DBSI. As a result, DBSI has the ability to strongly influence the decisions made by our full board of directors.

We are subject to litigation that could result in significant costs to us.

On August 6, 2015, we received a tax deficiency notice against our subsidiaries, Pointer do Brasil Comercial Ltda., or Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately $14.0 million as of December 31, 2018. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services,” and therefore subject to the State Value Added Tax. Based on legal advice, we believe that the merits of the case are in our favor and therefore we have not made any provisions for it in our consolidated financial statements in respect to the issue.

 For additional information on this lawsuit and for information concerning additional litigation proceedings, please refer to “Item 8.A. – Consolidated financial Statements and other Financial Information” under the caption “Legal Proceedings” below.

Risks Related to the Merger and Related Transactions with I.D. Systems

We may not realize the anticipated benefits and cost savings of the Merger.

On March 13, 2019, we entered into the Merger Agreement and I.D. Systems, additionally, entered into the Transaction Agreement, pursuant to which, if the Merger is not consummated, we and I.D. Systems will each become wholly-owned subsidiaries of a new holding company. While we and I.D. Systems will continue to operate independently until the completion of the Merger, the success of the Merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining our and I.D. Systems’ businesses. Our ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

●	our ability to successfully combine our and I.D. Systems’ businesses;

●	the risk that the combined businesses will not perform as expected;

●	the extent to which we will be able to realize the expected synergies, which include realizing potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and creating value resulting from the combination of our and I.D. Systems’ businesses;

●	the possibility that the aggregate consideration being paid for I.D. Systems’ is greater than the value we will derive from the Merger;

●	the possibility that we will not achieve the free cash flow that we have projected;

●	the reduction of our cash available for operations and other uses and the incurrence of indebtedness to finance the Merger;

●	the assumption of known and unknown liabilities of I.D. Systems, including potential tax and employee-related liabilities; and

●	the possibility of costly litigation challenging the Merger.

If we are not able to successfully combine our and I.D. Systems’ businesses within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Merger may not be realized fully or may take longer to realize than expected, and the combined businesses may not perform as expected.

Integrating our and I.D. Systems’ businesses may be more difficult, time-consuming or costly than expected.

We and I.D. Systems have operated and, until completion of the Merger will continue to operate, independently, and there can be no assurances that our and I.D. Systems’ businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s or both companies’ ongoing businesses or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating our and I.D. Systems’ operations in order to realize the anticipated benefits of the Merger so the combined business performs as expected include, among others:

●	combining the companies’ separate operational, financial, reporting and corporate functions;

●	integrating the companies’ technologies, products and services;

●	identifying and eliminating redundant and underperforming operations and assets;

●	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

●	addressing possible differences in corporate cultures and management philosophies;

●	maintaining employee morale and retaining key management and other employees;

●	attracting and recruiting prospective employees;

●	consolidating the companies’ corporate, administrative and information technology infrastructure;

●	coordinating sales, distribution and marketing efforts;

●	managing the movement of certain businesses and positions to different locations;

●	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;

●	coordinating geographically dispersed organizations; and

●	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and, consequently, the business of the combined company.

Failure to complete the Merger could negatively impact our stock price and our future business and financial results.

Our obligations and the obligations of I.D. Systems to complete the Merger are subject to the satisfaction or waiver of a number of conditions. There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that the Merger will be completed. If the Merger is not completed for any reason, our ongoing business may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, we would be subject to a number of risks, including the following:

●	we may experience negative reactions from the financial markets, including negative impacts on trading prices of our common stock and from our customers, vendors, regulators and employees;

●	we may be required to pay I.D. Systems a termination fee of $3,000,000 if we fail to consummate the Merger Agreement under specified circumstances;

●	we will be required to pay certain transactions expenses incurred in connection with the Merger, whether or not the Merger is completed;

●	the Merger Agreement places certain restrictions on the operation of our business prior to the closing of the Merger, and such restrictions, the waiver of which is subject to the consent of the other parties, may prevent us from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that we would have made, taken or pursued if these restrictions were not in place; and

●	matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by our management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company.

In addition, we could be subject to litigation related to any failure to complete the Merger or related to any proceeding to specifically enforce our obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect our business, financial condition, financial results and stock price.

We will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees, vendors and customers may have an adverse effect on us and consequently on the combined company after the closing of the Merger. These uncertainties may impair our ability to retain and motivate key personnel and could cause customers and others that deal with us to defer or decline entering into contracts with us or making other decisions concerning us or seek to change existing business relationships with us. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Merger, our business could be harmed. Furthermore, the Merger Agreement place certain restrictions on the operation of our business prior to the closing of the Merger, which may delay or prevent us from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger.

Third parties may terminate or alter existing contracts or relationships with us.

We have contracts with customers, vendors and other business partners which may require us to obtain consents from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which we currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with us in anticipation of the Merger, or with the combined company following the Merger. The pursuit of such rights may result in our suffering a loss of potential future revenue, incurring liabilities in connection with a breach of such agreements or losing rights that are material to our business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger.

In order to complete the Merger, we and I.D. Systems must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, completion of the Merger may be jeopardized or prevented or the anticipated benefits of the Merger could be reduced.

Consummation of the Merger is conditioned upon, among other things, the receipt of certain governmental approvals, including approvals required under Israeli law. Although the parties have agreed in the Merger Agreement to use their reasonable best efforts to make certain governmental filings and obtain the required governmental approvals, there can be no assurance that the required approvals will be obtained and no assurance that the Merger will be completed.

In addition, the governmental authorities from which these approvals are required have broad discretion in administering the governing laws and regulations, and may take into account various facts and circumstances in their consideration of the Merger. These governmental authorities may initiate proceedings seeking to prevent, or otherwise seek to prevent, the Merger. As a condition to the approval of the Merger, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of our business or I.D. Systems’ business after completion of the Merger.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement and the Investment Agreement may be terminated in accordance with their respective terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement and Investment Agreement under other specified circumstances, in which case the Merger would not be completed.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed. These conditions include, among others: (i) the absence of certain legal impediments, (ii) effectiveness of the registration statement on Form S-4 relating to the Merger, (iii) obtaining all governmental authorizations, including the lapse of any applicable waiting period, (iv) approval by our shareholders of the Merger Agreement and the transactions contemplated thereunder, (v) approval by I.D. Systems’ stockholders of the Investment Agreement, the issuance of Parent common stock and Parent preferred stock in connection with the Merger and certain matters related to Parent’s new certificate of incorporation, (vi) the listing of the common stock of Parent on Nasdaq, and (vii) the consummation of the transactions contemplated under the Investment Transaction. In addition, each party’s obligation to complete the Merger is subject to the accuracy of the other parties’ representations and warranties in the Merger Agreement and the Investment Agreement (subject in most cases to “material adverse effect” qualifications), the other parties’ compliance with their respective covenants and agreements in the Merger Agreement and the Investment Agreement in all material respects, and the maintenance of certain minimum cash levels.

The conditions to the closing may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by September 30, 2019, any party may choose not to proceed with the Merger. Moreover, the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after receipt of the required approval of our shareholders and I.D. Systems’ stockholders. In addition, each party may elect to terminate the Merger Agreement in certain other circumstances. If either agreement is terminated, we may incur substantial fees and expenses in connection with termination of such agreement and we will not realize the anticipated benefits of the Merger.

We may waive one or more of the closing conditions to the Merger.

We have the right to waive certain of the closing conditions to the Merger. Any such waiver may not require re-solicitation of shareholders, in which case our shareholders will not have the chance to change their votes as a result of any such waiver and we will have the ability to complete the Merger without seeking shareholder approval. Any determination whether to waive any condition to the Merger, whether shareholder approval would be re-solicited as a result of any such waiver or whether the joint proxy statement/prospectus relating to the Merger would be amended as a result of any waiver will be made by us at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on Parent.

Both our shareholders and I.D. Systems’ stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

After the completion of the Merger, our shareholders and I.D. Systems’ stockholders will own a smaller percentage of Parent than they currently own of us and I.D. Systems, respectively. Based on the trading price of our common stock as of the date of the Merger Agreement, the estimated number of shares of our Ordinary Shares and I.D. Systems’ common stock that are currently expected to be outstanding immediately prior to the Merger on a fully-diluted basis, and after giving effect to the issuance of the Parent convertible preferred stock in the Merger, it is expected that our shareholders will own approximately 29.2%, and I.D. Systems’ stockholders will own approximately 55.6%, of Parent immediately after consummation of the Merger on a fully-diluted basis. Consequently, our shareholders, as a group, and I.D. Systems’ stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in us and I.D. Systems, respectively.

In connection with the Merger, the combined company will incur significant indebtedness to finance the Merger as well as other transaction-related costs.

On March 13, 2019, I.D. Systems entered into a commitment letter with Bank Hapoalim B.M. providing for two five-year senior secured term loan facilities to Holdco in an aggregate principal amount of $30 million and a five-year revolving credit facility to us in an aggregate principal amount of $10 million. The term loan facilities will be used to finance a portion of the cash consideration payable in the Merger and the revolving credit facility will be used by us for general working capital purposes, or, at our discretion, to finance a portion of the cash consideration payable in the Merger. Such indebtedness will have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions, will increase the combined company’s borrowing costs and, to the extent that such indebtedness is subject to floating interest rates, may increase the combined company’s vulnerability to fluctuations in market interest rates. The definitive documents relating to such indebtedness may also require us to satisfy various covenants, including negative covenants that restrict our or the combined company’s ability to engage in certain transactions without the consent of the lender. The increased levels of indebtedness could also reduce funds available to fund our efforts to combine our business with I.D. Systems and realize expected benefits of the Merger and/or engage in investments in product development, capital expenditures and other activities and may create competitive disadvantages for us relative to other companies with lower debt levels. We may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us or at all.

There can be no assurance that I.D. Systems will be able to secure the funds necessary to pay to our shareholders the cash consideration payable in the Pointer Merger.

I.D. Systems contemplates funding the cash consideration payable in the Pointer Merger with a combination of the net proceeds we receive from the sale of Parent’s newly created Series A Convertible Preferred Stock pursuant to the terms of the Investment Agreement and debt financing contemplated by the Debt Commitment Letter. The obligations of the lender to provide the loans contemplated by the Debt Commitment Letter are subject to a number of conditions and there can be no assurance that I.D. Systems will be able to secure the debt financing pursuant to the Debt Commitment Letter.

In the event that the debt financing contemplated by the Debt Commitment Letter is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If I.D. Systems is unable to secure debt financing, the Merger Transactions may be delayed or not be completed.

We and I.D. Systems may have difficulty attracting, motivating and retaining executives and other key employees in light of the proposed Merger.

Our success after the Merger will depend in part on our ability to retain key executives and other employees. Uncertainty about the effect of the Merger on our and I.D. Systems’ employees may have an adverse effect on each company separately and consequently the combined business. This uncertainty may impair our and/or I.D. Systems’ ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Merger, as our and I.D. Systems’ employees may experience uncertainty about their future roles in the combined business.

Additionally, our officers and employees may hold Ordinary Shares and vested options to purchase Ordinary Shares, and, if the Merger is completed, these officers and employees may be entitled to the merger consideration in respect of such Ordinary Shares and vested options. Certain officers may also hold options and restricted stock units of the Company that are subject to accelerated vesting upon completion of the Merger. These factors, individually or in the aggregate, could make retention of our officers and employees more difficult.

Furthermore, if any of our or I.D. Systems’ key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, we may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that we or I.D. Systems has been able to attract or retain employees in the past.

We will incur significant transaction and merger-related transition costs in connection with the Merger. If the Merger Agreement is terminated, we may, under certain circumstances, be required to pay a termination fee to I.D. Systems.

We expect that we will incur significant, non-recurring costs in connection with consummating the Merger and integrating the operations of the two companies post-closing. We may incur additional costs to maintain employee morale and to retain key employees. We will also incur significant fees and expenses relating to financing arrangements and legal, accounting and other transaction fees and other costs associated with the Merger. Some of these costs are payable regardless of whether the Merger are completed. In addition, we may be required to pay I.D. Systems a termination fee of $3,000,000 if we fail to consummate the Merger under specified circumstances. Though we continue to assess the magnitude of these costs, additional unanticipated costs may be incurred in the Merger and the integration of our and I.D. Systems’ businesses.

We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect our or, if the Merger is completed but delayed, the combined company’s business, financial position and results of operations.

The combined company will be subject to the risks that we face, in addition to the risks faced by I.D. Systems.

Following completion of the Merger, the combined company will be subject to numerous risks and uncertainties, including the risks that we face and the risks faced by I.D. Systems, which are described in the documents that I.D. Systems has filed with the SEC. If any such risks actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected.

Risk Factors relating to our MRM segment

We may not be able to successfully compete in the extremely competitive markets for our services.

We face intense competition in every market in which we offer our services. Should any of our competitors successfully provide a broader, more efficient or otherwise attractive combination of services to insurance companies, automobile owners and fleets, our business results could be materially adversely affected. For more information on our competitors, see “Item 4.B. - Competition”.

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

Certain privacy and data security laws and regulations may affect the use of our solutions.

Our solutions and their use may be subject to certain laws and regulations regarding privacy and data security including United States federal and state laws and European privacy laws. Generally, attention to privacy and data security requirements is increasing worldwide and is resulting in increased regulation. Such regulations may impose significant penalties for non-compliance, such as the penalties proposed under the European general data protection regulations, or GDPR, which became effective in May 2018. Use of our solutions could be subject to such new regulation, which could significantly increase the cost of implementing our solutions and impact our ability to compete in the marketplace. Such regulations could also impose additional data security requirements which will impact the cost of developing new solutions and limit the return we can expect to achieve on past and future investments in our solutions.

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

The growth of our business depends on the success of our new products.

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

While we have a diversified product base, offering customers cellular units together with GPS devices and other technology, we are still principally reliant on devices and components which we do not manufacture ourselves. Most of our components for the devices in our Cellocator products are manufactured for us by independent manufacturers abroad. Surface mounting on printed circuit boards is performed by two subcontractors. Assembly is performed by us and by subcontractors located in Israel and abroad. There is no certainty that these subcontractors will be able to continue to provide us with manufacturing and assembly services in the future. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

●	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;

●	reduced manufacturing flexibility due to last moment quantity changes;

●	transportation delays;

●	political and economic disruptions;

●	the imposition of tariffs and export controls on such products;

●	work stoppages;

●	changes in government policies;

●	the loss of molds and tooling in the event of a dispute with a manufacturer; and

●	the loss of time, when attempting to switch from one assembly-manufacturer to another, thereby disrupting deliveries to customers.

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

Systems based on our products are currently installed worldwide and the majority of our products are sold outside of Israel. We are subject to the risks inherent to international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason, exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the operations of our Cellocator segment could be negatively impacted. In some of our international operations, we have experienced, and may again experience, the following difficulties:

●	longer sales cycles, especially upon entry into a new geographic or vertical market (especially non-traditional markets like motor vehicles) or engaging with new customers;

●	difficulties in establishing operations in new jurisdictions;

●	foreign exchange controls and licenses;

●	trade restrictions;

●	changes in tariffs;

●	currency fluctuations;

●	economic or political instability;

●	international tax aspects;

●	regulation requirements; and

●	greater difficulty in safeguarding intellectual property.

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

Our success and our ability to compete in sales of products by our Cellocator segment depend on our proprietary technology. We rely on a combination of proprietary technology, know-how and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We cannot assure you that these efforts will successfully protect our technology due to the following factors:

●	the laws of certain foreign countries may not adequately protect our proprietary rights to the extent that they are protected in other countries;

●	unauthorized third parties may attempt to copy or obtain and use the technology that we regard as proprietary;

●	our proprietary rights may be infringed, designed around or invalidated by competitors and enforcing our rights may be time-consuming and costly, diverting management’s attention and our resources;

●	measures like entering into non-disclosure agreements afford only limited protection; and

●	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

●	there is no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms.

We may see a decrease in demand for our products should vehicle manufacturers, importers, dealers or agents begin embedding tracking and communication devices in their vehicles as part of their basic vehicle offerings.

Some of our products are installed before or immediately after the initial sale of private or commercial vehicles. Consequently, should vehicle manufacturers, importers, dealers or agents elect, or be required by governmental regulations or otherwise, to develop and embed alternative tracking and communication devices (such as E-call service devices which are also designed to automatically call for receipt of various services, such as assistance in the event of emergencies) in their vehicles, there may be a decrease in demand for our products.

Risk Factors Relating to our Ordinary Shares

We do not expect to distribute cash dividends.

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Israeli Companies Law – 1999, as amended, or the Companies Law. According to the Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

The market price of our Ordinary Shares has been, and may continue to be, very volatile.

The market prices of our Ordinary Shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our Ordinary Shares:

●	changes in the global financial markets and U.S. and Israeli stock markets relating to turbulence amid stock market volatility, tightening of credit markets, concerns of inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and general liquidity concerns;

●	macro changes and changes in market share in the markets in which we provide services and products;

●	announcements of technological innovations or new products by us or our competitors;

●	developments or disputes concerning patents or proprietary rights;

●	publicity regarding actual or potential results relating to services rendered by us or our competitors;

●	regulatory development in the United States, Israel and other countries;

●	events or announcements relating to our collaborative relationship with others;

●	economic, political and other external factors;

●	period-to-period fluctuations in our operating results; and

●	substantial sales by significant shareholders of our Ordinary Shares which are currently, or are in the process of, being registered.

In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

Our Ordinary Shares are traded on more than one market and this may result in price variations.

Our Ordinary Shares are traded on the Nasdaq Capital Market and the TASE. Trading in our Ordinary Shares on these markets takes place in different currencies (U.S. Dollars on the Nasdaq Capital Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our Ordinary Shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our Ordinary Shares on one of these markets could cause a decrease in the trading price of our Ordinary Shares on the other market.

Our Ordinary Shares may be affected by limited trading volume and may fluctuate significantly in price.

Trading in our Ordinary Shares has been limited and there can be no assurance that an active trading market for our Ordinary Shares will develop. As a result, our shareholders’ ability to sell our Ordinary Shares in short time periods or in large volumes may be impacted. Thinly traded shares can be more volatile than shares traded in an active public market. The average daily trading volume of our Ordinary Shares from January 1, 2019 to March 26, 2019 was 30,585 shares on the Nasdaq Capital Market and the high and low bid prices of our Ordinary Shares from January 1, 2019 to March 26, 2019 were $16.16 and $12.06 respectively on the Nasdaq Capital Market. The average daily trading volume of our Ordinary Shares from January 1, 2019 to March 26, 2019 was 13,965 shares on the TASE and the high and low bid prices of our Ordinary Shares from January 1, 2019 to March 26, 2019 were NIS 58.90 and NIS 44.90 respectively on the TASE. Our Ordinary Shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our Ordinary Shares without regard to our operating performance.

Compliance with the U.S. conflict minerals disclosure rules may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo, or the DRC, or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au] and Wolframite (derivative of tungsten [W]). The SEC has annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. There are costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our suppliers will be able to comply with the requirements due to the size and complexity of our supply chain, it will take time for all of our suppliers to verify the origin of any conflict minerals. By using our supply chain due diligence processes and continuing our outreach efforts, we intend to continue developing transparency into our supply chain. The regulations may also reduce the number of suppliers who provide conflict-free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. We may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risk Factors Relating to Our International Subsidiaries’ Operations

We may be adversely affected by a change of the Israeli, Brazilian, Argentinian, Mexican and South African Consumer Price Index.

Our exposure to market rate risk for changes in the Israeli Consumer Price Index, or Israeli CPI, relates primarily to loans borrowed by us from banks and other lenders. As of December 31, 2018, we have no loans linked to Israeli CPI. However, should we require additional financing by means of loans linked to the Israeli CPI, we will be exposed to the risk that the rate of Israeli CPI, which measures inflation in Israel, will exceed the rate of devaluation of the NIS in relation to the U.S. Dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the Dollar cost of our borrowings.

By administrative order, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, relating primarily to the length of the workday, pension contributions, insurance for work-related accidents, and other conditions of employment are applicable to our employees. In accordance with these provisions, the salaries of our employees are partially indexed to the Israeli CPI. In the event that inflation in Israel will increase, we will have to increase the salaries of our employees in Israel respectively. As of December 31, 2018, we did not increase the salaries of our employees in Israel due to an increase in inflation. However, due to new legislation, between April 2015 and December 2018, the minimum wage in Israel gradually increased from NIS 4,300 to NIS 5,300. This increase has had an effect on our cost of operations in Israel.

In Brazil, Argentina and South Africa, in 2018, due to an increase in inflation, we increased the salaries of most of our employees. There can be no assurance that we will not be adversely affected by such increase in salaries in the future.

If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.

The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the Codes of Good Practice and Sector Codes published pursuant thereto, or collectively BBBEE, has established a legislative framework for the promotion of broad-based black economic empowerment, as well as Transformation Charters. Achievement of BBBEE objectives is measured by a scorecard which establishes weightings for the various components of BBBEE by allocating points to the various components. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes was promulgated in October 2013 and became operational as from May 1, 2015. A further BBBEE Code came into effect on November 7, 2016, which is specific to our sector of business (the ICT sector) and to us.

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

Our subsidiary, Pointer Argentina S.A., or Pointer Argentina, operates in Argentina, where government has historically exercised significant influence over the country’s economy. In recent years, Argentina faced nationwide strikes that disrupted economic activity and have heightened political tension. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and led to a significant devaluation of the Peso relative to the U.S. Dollar. In 2018, the Peso was further devalued at a rate of 51%. In addition, future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, customs duties and levies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the General Workers’ Union in Argentina and the country’s high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Argentina’s business.

Economic uncertainty and volatility in Brazil may adversely affect our business.

We operate through our fully owned subsidiary, Pointer Brazil, in Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 6.2% in 2014, 10.67% in 2015, 6.58% in 2016, 2.95% in 2017 and 3.75% in 2018. Brazil may experience high levels of inflation in the future.  There can be no assurance of lower levels of inflation going forward. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation.  There can be no assurance that inflation will not affect our business in Brazil in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil.  It is also difficult to assess the impact that turmoil in the credit markets will have on the Brazilian economy and on our future operations and financial results or our operations in Brazil.

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

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities.  Our financial condition and results of operations in Brazil may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

●	devaluations and other exchange rate movements;

●	inflation;

●	investments;

●	exchange control policies;

●	employment levels;

●	social instability;

●	price instability;

●	energy shortages;

●	interest rates;

●	liquidity of domestic capital and lending markets;

●	tax policy; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

Political instability in Brazil may adversely affect Brazil’s economy and investment levels, and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue in 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Brazilian Federal Prosecutor’s Office, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on the operatios of our business in Brazil. Also, the political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Economic uncertainty and volatility in Mexico may adversely affect our business.

Our subsidiary, Pointer Recuperacion de Mexico, SA de CV, or Pointer Mexico, operates in Mexico, which has gradually experienced, since 2013, substantial decrease in the value of the Mexican Peso against the U.S. dollar, together with growing inflation rates. Uncertainty about future U.S. policies with respect to Mexico caused further devaluation of the Mexico Peso against the U.S. dollar since the U.S. elections in November 2016. The devaluation of the Mexican Peso and rise in inflation rate has triggered demonstrations and heightened political tension. Severe devaluation may lead to future governmental actions, including actions to adjust the value of the Mexican Peso, policies which may trigger further increases in inflation.  There can be no assurance that inflation will not affect our business in Mexico in the future.  In addition, any Mexican government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Mexico. Economic instability and or government imposition of exchange controls may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or convert pesos into U.S. Dollars and other currencies. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business. Additionally, due to agreements with the Confederation of Workers of Mexico (CTM) in Mexico and the country’s high inflation rate, we may be required to increase employee salaries at a rate which could adversely affect Pointer Mexico’s business.

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

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been terrorist activity with varying levels of severity over the years. During July and August 2014, Israel engaged in an armed conflict with Hamas in the Gaza Strip, resulting in thousands of rockets being fired from the Gaza Strip and missile strikes against civilian targets in various parts of Israel, which disrupted most day-to-day civilian activity, particularly in southern Israel, the location of our headquarters, main offices and manufacturing facility. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our ability to manufacture and deliver products to customers could be materially adversely affected. Additionally, the operations of our Israeli suppliers and contractors may be disrupted as a result of hostile action or hostilities, in which event our ability to deliver products to customers may be materially adversely affected.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our sales to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

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

All non-exempt male adult permanent residents of Israel under the age of 40, including some of our employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. Dollar.

Exchange rates between the NIS and the U.S. Dollar have fluctuated continuously in recent years. Exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our revenues and profitability and period-to-period comparisons of our results. In 2018, the NIS increased in relation to the U.S. Dollar by 8.1%. As of December 31, 2018, our revenues in NIS accounted for approximately 49% of our total revenues in 2018. Approximately 42% of our expenses (primarily labor expenses of the operations of our Cellocator segment and MRM segment in Israel) are incurred in NIS. Additionally, certain assets, as well as a portion of our liabilities, are denominated in NIS. On the other hand, as of December 31, 2018, our sales, including sales of the products of our Cellocator segment, are generally denominated in U.S. Dollars and to a lesser extent in Euro, Argentinean Pesos, Brazilian Real, Mexican Pesos and South African Rand. Loans and credit facilities in the amount of approximately $5.0 million, constituting approximately 99% out of our total loans and credit facilities, are denominated in U.S. Dollars.

Our results may be adversely affected by the devaluation of the NIS in relation to the U.S. Dollar (or if such devaluation is on lagging basis) if our revenues in NIS are higher than our expenses in NIS and/or the amount of our assets in NIS are higher than our liabilities in NIS. Alternatively, our results may be adversely affected by appreciation of the NIS in relation to the Dollar (or if such appreciation is on a lagging basis), if the amount of our expenses in NIS are higher than the amount of our revenues in NIS and/or the amount of our liabilities in NIS are higher than our assets in NIS. We may utilize partial hedging to manage currency risk. For example, in 2013, in connection with our acquisition of Pointer Brazil, we entered into a foreign currency hedging transaction in order to partially manage the risk related to Brazilian Real. In 2018 we did not enter into any foreign currency hedging transactions. See “Item 4.A. - History and Development of the Company - Recent Developments.” Therefore, to the extent that our currency risk is not hedged or sufficiently hedged, we may experience exchange rate losses which could significantly and negatively affect our business and results of operations.

There can be no assurance that we will not incur losses from such fluctuations in the future.

For further discussion of the fluctuation of the U.S. Dollar to the NIS, please see “Item 5 - Operating and Financial Review and Prospects”, and “Item 11 - Quantitative and Qualitative Disclosures About Market Risk.”

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

The legal and commercial name of our company is Pointer Telocation Ltd. We were incorporated under the laws of the State of Israel on July 17, 1991 under the name Nexus Telecommunications Systems Ltd. We changed our name to Nexus Telocation Systems Ltd. in December 1997 and to Pointer Telocation Ltd. in January 2006. The principal legislation under which we operate is the Companies Law.

Our principal place of business is located at 14 Hamelacha Street Afek Industrial Park, Rosh Ha’ayin, Israel, and our telephone number is 972-3-572-3111. Our Website is www.pointer.com. Information on our website is not part of, nor incorporated by reference into, this annual report. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

In addition to our Company’s principal place of business as described above, the headquarters Pointer Argentina are located in Buenos Aires, Argentina; the headquarters of Pointer Mexico are located in Mexico City, Mexico; the headquarters of Pointer Brazil are located in Sao Paulo, Brazil; the headquarters of our subsidiary Pointer Telocation Inc., are located in Florida; the headquarters of our subsidiary Pointer Telocation India are located in Maharashtra, India; and the headquarters of Pointer South Africa, are located in Cape Town, South Africa.

We are a leading provider of advanced command and control technologies for MRM in the automotive and insurance industries.

We completed the acquisition of Pointer South Africa in September 2014 and completed the acquisition of Pointer Mexico in September 2015 by acquiring all of the outstanding shares of each that we did not previously own. In October 2017, we purchased the activities of Neo-Trac South Africa Proprietary Limited and T-Trac SA Proprietary Limited, South African companies, which were integrated into Pointer South Africa. The activities include a fleet of approximately 2,400 vehicles. Additionally, we sold 12% of the issued share capital of Pointer South Africa to Preshnee Moodley.

In September 2015, we completed the acquisition of Pointer Mexico by acquiring the 26% of the issued share capital of Pointer Mexico that we did not previously own, from the Pointer Mexico Sellers, in consideration for the issuance of 81,081 of our Ordinary Shares to the Pointer Mexico Sellers. This acquisition was designed to streamline and simplify our Mexican operations.

In June 2016, Pointer completed the Shagrir Spin-off, following which the shares of Shagrir Group commenced trading on the TASE. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer. See “Item 4.B. – Information on the Company – Business Overview”.

On October 7, 2016, we completed the acquisition of Cielo through our subsidiary Pointer Brazil, which acquired 100% of Cielo’s shares. In 2018, we legally merged Cielo with Pointer Brazil, and we are in the process of merging Cielo with and into Pointer Brazil for the purpose of optimizing the operations and technology offered by Pointer Brazil and Cielo; however, there can be no assurance that such merger will take place as planned and that such merger will achieve the desired outcomes.

On March 13, 2019, we signed a Merger Agreement with I.D. Systems, Parent, a wholly-owned subsidiary of I.D. Systems, Holdco, a wholly-owned subsidiary of I.D. Systems, and Merger Sub, a wholly-owned subsidiary of Holdco. Under the terms of the Merger Agreement, upon the closing of the Merger our shareholders will be entitled to $8.50 in cash and 1.272 shares of Parent for each share of our Ordinary Shares that they own.

In connection with and concurrent with the execution of the Merger Agreement, I.D. Systems entered into an Investment Agreement, with Parent, I.D. Systems Merger Sub, the Investors, and affiliates of ABRY Partners II, LLC, pursuant to which I.D. Systems will reorganize into a new holding company structure by merging I.D. Systems Merger Sub with and into I.D. Systems, with I.D. Systems surviving as a wholly-owned subsidiary of Parent, and pursuant to which Parent will issue and sell in a private placement shares of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share to finance a portion of the cash consideration payable in the merger. In addition, I.D. Systems received from Bank Hapoalim a commitment letter for a $30,000,000 term loan and a $10,000,000 revolving credit facility. The debt financing is expected to close simultaneously with the closing of the transactions contemplated under the Merger Agreement. The financing includes a five-year $20,000,000 secured term loan A and a five-year $10,000,000 secured term loan B, all proceeds to be used to fund the acquisition of the Company; and a five-year $10,000,000 secured revolving credit facility, expected to be used for general corporate purposes.

Following the consummation of the Merger, Parent’s common stock will be dual listed on Nasdaq and the TASE.

The closing of the Merger remains subject to shareholder approval by both our shareholders and I.D. Systems’ shareholders, as well as the satisfaction of the remaining conditions specified by the Merger Agreement. Please see “Item 3.D. – Risk Factors” or “Item 10.C. – Material Contracts” for further information, as well as the exhibits to this annual report for more details on the Merger Agreement and Investment Agreement and the other transactions contemplated thereby.

The results of our business are presented by means of two operating segments.

1.	Cellocator segment - we design, develop and produce leading mobile resource management products that include asset management, fleet management and security products for sale to telematics service providers and distributers in approximately 80 countries, as well as to our telematics service provider subsidiaries.

2.	MRM segment - acts as an operator primarily in Israel, Brazil, Argentina, Mexico, South Africa and the United States by bundling our products together with a range of MRM services, including fleet management, asset management services and stolen vehicle retrieval services.

In the years ended December 31, 2018, 2017 and 2016, our capital expenditures were approximately $2,721,000, $3,266,000, and $2,399,000, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

B.	BUSINESS OVERVIEW

A. General

We are a leading provider of MRM products and services for the mobile assets management (such as cargo, assets, containers, etc.) and the automotive, insurance industries.

Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset management; fleet management and security products. These products are sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies.

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

In 2018, revenues generated by our Cellocator products segment accounted for 31% of group revenues and revenues generated by our MRM services segment made up 80% of group revenues (including 11% intersegment revenues). Income generated from our former RSA services segment is being presented in our annual financial statements as Income from Discontinued Operations. For additional information regarding our Discontinued Operation see Note 18 to our Financial Statements.

MRM Segment

We provide MRM services in Israel directly and abroad through our local subsidiaries Pointer Argentina, Pointer Mexico, Pointer Brazil and Pointer South Africa, and to a lesser extent globally via SaaS. In providing MRM services Pointer purchases products manufactured by our Cellocator segment and by third party operators, mainly accessories, such as alarm systems.

Our MRM services segment currently provides the following range of MRM services:

(i)	Asset management services

Under our MRM segment, we provide our asset management services in Israel, Argentina, Mexico, Brazil and South Africa as follows:

a.	MRM devices with or without on board power supply which include an energy management feature, is relayed to the command and control cloud-based services that monitor the resources, assist in the management decision-making process and contributes to the operation efficiency.

b.	Cargo delivery real-time monitoring based on multi-sensors capability and a monitoring and control web based software (IOT).

(ii)	Fleet management services

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

Cellocator Segment

Our Cellocator segment designs, develops and produces market leading customizable MRM products that utilize various Cellular (GSM/GPRS/UMTS/CDMA/LTE) communication technologies. Cellocator products are both sold and distributed to our MRM segment in Latin America, Israel and South Africa, as well as third party operators all over the world. Both Pointer and third party operators typically bundle our products with the services provided.

Cellocator develops, manufactures and distributes the following products:

(i)	Fleet and asset management products

Our fleet and asset management products: enhance the utilization of fleet vehicles and other mobile resources, minimize operational costs (for example through fuel savings and efficiency); and provide detailed statistics on multiple aspects of vehicle usage to minimize repair and maintenance costs by helping fleet managers spot critical issues in advance. Fleet management products also include remote monitoring and control solutions that are included as part of our SVR product line (as mentioned above) such as the command & control center, or CCC, and communications infrastructure. We also provide operators with end units that once installed in a vehicle provide online monitoring of the operating parameters of a fleet vehicle as well as details on driver behavior and vehicle diagnostics. These units retrieve and relay data utilizing various sensors that are installed in the vehicle. Technologies relied upon for these aspects include: RS-232; CANBUS and OBDII, standard 1-wire (Dallas) serial communication, analog and discrete I/O ports, Bluetooth etc. Reports summarizing results are fed back to fleet managers through web-based or OS-based monitoring and management location applications.

In addition, we provide web access required for the execution of vehicular, fleet and asset management operations. All of our fleet and asset management services are offered on a SaaS (Software as a Service) or Enterprise model, or collectively the Pointer Fleet. Pointer Fleet delivers a complete web offering for commercial fleet operators, which enables them to effectively and efficiently manage their day-to-day fleet activities. Pointer Fleet enables improving and maintaining high ratio of fleet utilization, reduced operational costs and fast ROI for vertical markets such as, trucking, distribution and logistics, government and municipalities etc.

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

In the event that a vehicle is stolen, our operators are either alerted by our products through sensors located in the vehicle and/or operators are informed by the owners of the vehicles themselves. The products transmit information to a CCC. Once the CCC receives the information transmitted by the products, operators can take the necessary steps to recover the vehicle using their personnel as well as law enforcement agencies and various subcontractors. Our SVR products can also include the option of a “distress key” that can be used by a driver to alert the CCC, which in turn, locates the vehicle and immediately enables operators to provide the required services.

Our SVR products include the following remote monitoring and control solutions:

●	End units for installation in vehicles - We offer an end unit with input and output capabilities, which may be installed in a vehicle or on any asset that may be mobilized from one location to another. The end unit’s inputs are connected to sensors that may be installed in the vehicle or on the asset. Data from these inputs may be transmitted to the CCC. The CCC may send commands to the end unit activating certain outputs. Installation and de-installation of end units in vehicles or on assets are performed by either employees or subcontractors of the operator, usually in designated installation centers. Assets may include cargo or equipment that might not have an independent source of energy, such as (but not limited to) containers, field equipment, construction equipment, trailers and various cargo.

●	Command & Control Center Software - The CCC includes software modules required for the execution of certain operations by the operator, as well as monitors to display data collected from the end units which is then analyzed in order to determine the location of the vehicle. The CCC connects to the end units via radio frequency or cellular communications and commands can be transmitted to the end units from the CCC using either a commercial paging system or cellular networks.

●	Communication Infrastructure - Communication is accomplished by either the cellular network in each territory of operation and in Israel, for some of our device, also by radio frequency infrastructure with base stations. These stations are dispersed throughout a specific territory and are connected to existing communications infrastructure. Each base station is equipped with antennae which receives the end-unit’s signal and measures the angle from which the signal arrived for the purpose of locating the vehicle. These measurements together with additional data received from the end units are then converted into digital data and sent to the CCC. The location of the vehicle is established by either triangulation measurements from several base stations installed by the operator or by means of a GPS device contained within the vehicle.

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

Shagrir Spin-off

In 2014 we announced a plan to spin off certain assets into a stand-alone publicly traded company in Israel through a distribution to our shareholders of all of the ordinary shares of the new spin-off company (Shagrir Group) that would hold, directly or indirectly, the RSA assets. In June 2016, we effected a spin-off by way of a distribution of Shagrir Group’s holdings to the holders of our Ordinary Shares. Our shareholders who were entitled to participate in the Shagrir Spin-off were entitled to receive one Shagrir Group ordinary share for each Pointer ordinary share held on the Shagrir Spin-off record date subject to withholding tax deductions detailed therein. Our shareholders were not required to pay any consideration for the Shagrir Group ordinary shares that they were entitled to receive in the Shagrir Spin-off or to surrender or exchange Ordinary Shares in order to be entitled to receive Shagrir Group ordinary shares. The shares of Shagrir Group commenced trading on the TASE in June 2016.

B. Sales and Marketing

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

Brazil, Argentina, Mexico, and South Africa

Our Brazilian, Argentinean Mexican and South African subsidiaries (Pointer Brazil and Pointer Argentina, Pointer Mexico and Pointer South Africa, respectively), employ in-house sales and marketing teams as well as third party contractors and distributors that focus their efforts on sales and marketing to fleet operators and asset management companies.

We develop comprehensive solutions to customers leveraging our in-house technology in Cellocator to provide competitive solutions, to maintain customer’s loyalty and decrease churn. As a result, our customers get access to their data which is stored via “cloud computing,” and Business Intelligence reports which we develop.

Our services are largely based on cloud computing (and our operations in Israel and international subsidiaries’ services are exclusively based on cloud computing) and we intend to continue to invest in, and use, cloud computing.

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

Since 1996, we have held an operational license from the Ministry of Communications in Israel to operate our wireless messaging system over 2 MHz in the 966 to 968MHz radio spectrum band. Since 1999, this license has been renewed on a regular basis and was transferred to Pointer following the Reorganization.

Pointer Argentina obtains domestic licenses for the deployment of our SVR operation in Argentina and local operators are required to obtain a specific license for their operations.

We are currently registered by the Federal Department of Security (SEGOB) in Mexico to provide our services.

Our South African subsidiary is currently registered as a security service provider under the Private Security Industry Regulation Act, 2001.

Our Cellocator segment obtains licenses from the Israeli Ministry of Communications in order to manufacture, import, market and sell its products in Israel.

While the use of our cellular monitoring units does not require regulatory approvals, in Israel, the use of our radio frequency products is subject to regulatory approvals from government agencies. In general, applications for regulatory approvals to date have not been problematic. This being said, we cannot guarantee that approvals already obtained are or will remain sufficient in the view of regulatory authorities indefinitely.

D. Competition

MRM Segment

In Israel, in the SVR and fleet management market, our main direct competitor is Ituran Location & Control Ltd., or Ituran, and lately Trafilog Ltd., or Trafilog. In the fleet business, we face competition from Ituran, ISR Corp, Trafilog and other smaller companies.

Our primary competitors in the fleet management services market in Argentina are Megatrans SA Sitrack.com Argentina SA, and LoJack Corp while in Mexico, we face competition mainly from Qualcomm Inc., CSI, Encontrack SA de CV, Copolito, Unicome and UDA.

In Brazil, we face competition mainly from Sascar Tecnologia E Segurança Automotiva SA, Zatix SA, Qualcomm Inc., Golsat Tecnologia LTDA., PV Nova and others. In the fleet management services market most competitors are focused on the provision of low or entry level vehicle monitoring services and solutions. Fewer competitors operating in these countries compete on like-for-like basis with our Pointer Fleet solution, which offers more sophisticated analytics, reporting, diagnostics and driving pattern tracking that relies upon an active management approach. Nonetheless, the higher-end market in which we compete is relatively competitive and we have witnessed the recent penetration of international companies, such as Mix Telematics and Telogis, to Brazil.

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

Cellocator focuses on providing mid-higher level products, which include advanced technology (requiring significant R&D expenditures) and customization ability, where there are high barriers to entry and high price points for the products. Cellocator has more significant competition in the lower-end products, given that due to the nature of the technology included in such products the barriers to entry are lower. As so, Cellocator is entering the field of asset & cargo monitoring adding BLE technologies and offers products which support various cellular networks including 2G, 3G and LTE networks

In Europe, Asia and Latin America, our Cellocator products segment predominantly sells GPS/Cellular based vehicle devices. Relatively strong competition exists within the GPS/Cellular field. Here, competing manufacturers are introducing competitively priced vehicle devices with varying performance features. Our primary competitors in the GPS/Cellular based vehicle device market in Americas include Calamp, Sierra Wireless Inc., Suntec  Business Solutions Pvt., Ltd., Queclink Wireless Solutions Co., Ltd., or Queclink, Uab  Teltonika Uab, or Teltonika, Digital Communications Technologies LLC (Antares GPS), Maxtrac, Continental GPS Tracking Ltd. and Portman Security System International Co. Ltd. Our competitors in Europe principally include: Ruptela, GPS Tracking Network Inc. (Enfora); Teltonika; Falcom GmbH; Skope Solutions; and Digicore Holdings Ltd. and Queclink worldwide. Lately, we face aggressive competition from Chinese companies such as Queclink on the entry level low end devices, particularly in Asia.

E. Seasonality

Both our Cellocator products segment and MRM services segment are not significantly seasonal.

Principal Markets

For the breakdown of our revenues by category of segments please see “Item 3 - Selected financial data.” The following is a breakdown of our revenues (in U.S. Dollars) by category of activity, including the percentage of our total consolidated sales for each period. Pursuant to Shagrir Spin-off the RSA segment is presented in our financial statements as Discontinued Operation and the segments reporting was retroactively adjusted to reflect that change. The following two tables were adjusted to reflect our results pursuant to the Shagrir Spin-off.

	2018		2017		2016
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
MRM Services:	80%	62,402	80%	62,208	77%	49,620
Cellocator Products:	31%	23,764	31%	24,364	35%	22,707
Intersegment elimination	(11%)	(8,380)	(11%)	(8,417)	(12%)	(7,974)
Total:	100%	77,786	100%	78,155	100%	64,353

The following is a breakdown of our revenues by geographic region, including the percentage of our total consolidated sales for each period:

	2018		2017		2016
	% of our total sales	In thousands	% of our total sales	In thousands	% of our total sales	In thousands
Israel	49%	37,901	45%	35,230	46%	29,438
Latin America	36%	27,992	36%	28,458	31%	20,146
Europe	5%	3,774	6%	4,413	7%	4,501
Other	10%	8,119	13%	10,054	16%	10,268
Total	100%	77,786	100%	78,155	100%	64,353

C.	ORGANIZATIONAL STRUCTURE

We are organized under the laws of the State of Israel. The following is a list of our currently active subsidiaries and affiliates, their countries of incorporation and our ownership interest in each of them:

JURISDICTION OF INCORPORATION	NAME OF SUBSIDIARY (1)

Argentina	Pointer Argentina S.A. (2)
Mexico	Pointer Recuperacion Mexico S.A., de C.V.
Mexico	Pointer Logistica y Monitoreo
Brazil	Pointer do Brasil Comercial Ltda.
USA	Pointer Telocation Inc.
India	Pointer Telocation India
South Africa	Pointer SA (PTY) Ltd. (3)

(1)	Unless noted below, we hold 100% of the issued and outstanding shares of such entity.
(2)	We hold 99.64% of the issued and outstanding shares of Pointer Argentina.
(3)	We hold 88% of the issued and outstanding shares of Pointer South Africa.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our executive offices, operational, research and development and laboratory facilities of Cellocator segment and our executive offices and operational offices of the MRM operation in Israel are located at 14 Hamelacha Street, Rosh Ha’ayin 4809133, Israel (a central suburb just outside of Tel Aviv) where we currently lease approximately 2,500 square meters with annual lease payments of approximately $637,000. Our MRM call center and warehouse in Israel are located at 4 Hanapach Street, Holon where we currently lease approximately 440 square meters with annual lease payments of approximately $73,000. We lease and sub-lease additional smaller facilities in various locations in Israel from Shagrir Group with annual lease payments of $86,000 and we also lease antenna sites in various locations in Israel for an annual lease payment of $506,000. For additional information regarding our lease agreements with Shagrir Group see “Item 7.B. Related Party Transactions.” Pointer Argentina’s offices and operations facility are located in Buenos Aires, Argentina. Pointer Argentina currently leases 905 square meters (including 505 square meters used by its installation centers) with an annual lease payment of $162,000. Pointer Brazil’s offices and operations facility are located in Sao Paulo and Passo Fundo, Brazil. Pointer Brazil currently leases 1,138 square meters with an annual lease payment of $147,000. Pointer South Africa offices and operations facility are located in Cape Town, Midrand and Durban South Africa. Pointer South Africa currently leases 1,484 square meters with an annual lease payment of $201,000. The offices and operation facilities of Pointer Mexico are located in Mexico City, Mexico, where Pointer Mexico currently leases 400 square meters with an annual lease payment of $106,000. For further information, please see Note 12d of our consolidated financial statements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3.D. – Key Information–Risk Factors.”

Overview

We are a leading provider of advanced mobile resource management products and services for the automotive and insurance industries. We conduct our operations through two main segments: (i) Cellocator Segment and (ii) MRM segment. Through our Cellocator segment, we design, develop and produce leading mobile resource management products, including asset management, fleet management and security products for sale to third party operators providing mobile resource management services worldwide, as well as to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Brazil, Argentina, Mexico, and South Africa by bundling our products together with a range of mobile resource management services, including fleet management services and stolen vehicle retrieval services. Our results presented below with respect to 2016 were adjusted to reflect the Shagrir Spin-off.

Our revenues are principally derived from (i) rendering services through our MRM segment and (ii) sales of our systems and products through our Cellocator segment, as well as through our MRM segment which bundles our products in the services it offers.

The Cellocator segment is responsible for a significant part of our revenues. Our total revenues from our Cellocator segment in 2018 were $23.8 million, which constituted approximately 31% of our total revenues, in comparison to $24.4 million, which constituted approximately 31% of our total revenues in 2017. In 2018, our revenues from international customers arising out of our Cellocator segment were $16.9 million, which constituted approximately 22% of our total revenues, in comparison to $16.8 million in 2017, which constituted approximately 22% of our total revenues, and our revenues from Israeli local customers arising out of our Cellocator segment were $6.9 million, which constituted approximately 9% of our total revenues, in comparison to $7.6 million in 2017, which constituted approximately 10% of our total revenues.

Our revenues from MRM customers in Israel in 2018 were $37.6 million, which constituted approximately 48% of our total revenues, in comparison to $35.0 million in 2017, which constituted approximately 45% of our total revenues. In 2018, our revenues from international customers were $39.9 million, which constituted approximately 51% of our total revenues, in comparison to $43.0 million in 2017, which constituted approximately 55% of our total revenues.

On March 13, 2019, we signed an Agreement and Plan of Merger, which shall be referred to in this annual report on Form 20-F as the Merger Agreement, with I.D. Systems, Inc., or I.D. Systems, PowerFleet, Inc., or Parent, a wholly-owned subsidiary of I.D. Systems, Powerfleet Israel Holding Company Ltd., or Holdco, a wholly-owned subsidiary of Parent, and Powerfleet Israel Acquisition Company Ltd., or Merger Sub, a wholly-owned subsidiary of Holdco. Under the terms of the Merger Agreement, our shareholders will be entitled to $8.50 in cash and 1.272 shares of Parent for each ordinary share they own.

In connection with and concurrent with the execution of the Merger Agreement, I.D. Systems entered into an Investment and Transaction Agreement, or the Investment Agreement, with Parent, PowerFleet US Acquisition Inc., or I.D. Systems Merger Sub, and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P., or the Investors, and affiliates of ABRY Partners II, LLC, pursuant to which I.D. Systems will reorganize into a new holding company structure by merging I.D. Systems Merger Sub with and into I.D. Systems, with I.D. Systems surviving as a wholly-owned subsidiary of Parent, and pursuant to which Parent will issue and sell in a private placement shares of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share to finance a portion of the cash consideration payable in the merger.

In addition, I.D. Systems received from Bank Hapoalim a commitment letter for a $30,000,000 term loan and a $10,000,000 revolving credit facility. The debt financing is expected to close simultaneously with the closing of the transactions contemplated under the Merger Agreement. The financing includes a five-year $20,000,000 secured term loan A and a five-year $10,000,000 secured term loan B, all proceeds to be used to fund the acquisition of the Company; and a five-year $10,000,000 secured revolving credit facility, expected to be used for general corporate purposes.

For purposes of this annual report on Form 20-F, the Merger Agreement and Transaction Agreement, and other transactions contemplated thereunder, shall be referred to as the Merger.

Following the consummation of the Merger, Parent’s common stock will be dual listed on Nasdaq and the TASE.

The closing of the Merger remains subject to shareholder approval by both our shareholders and I.D. Systems’ shareholders, as well as the satisfaction of the remaining conditions specified by the Merger Agreement. Please see “Item 3.D. – Risk Factors”, “Item 4.A. – History and Development of the Company” and “Item 10.C. – Material Contracts” for further information, as well as the exhibits to this annual report for more details on the Merger Agreement and Investment Agreement and the other transactions contemplated thereby.

Acquisitions and Initiatives

As part of our strategy, we have pursued and subject to limitations in the Merger Agreement, may continue to pursue acquisitions and other initiatives in order to offer new products or services to enhance our market position, globalization and strength. Our acquisitions are either acquisitions of technology or of operators that provide services. As a result of our acquisitions, the total goodwill and other intangible assets in our balance sheets were $38.8 million and $42.9 million as of December 31, 2018 and 2017, respectively. See “Item 4 – History and Development of the Company” for further information on our acquisitions. See also “Item 5 - Costs and Expenses” for further discussion on the impairment loss recorded in 2017 and 2018.

Research and Development

The research and development activities of our Cellocator segment involve the development of new products in response to an identified market demand. Research and development expenditures were $4.7 million, $4.1 million and $3.7 million in the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

Business Challenges / Areas of Focus

Our primary areas of focus and business with respect to each of our segments include:

MRM segment

●	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;

●	Penetrating new markets, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services;

●	Penetrating new territories;

●	Vertical markets such as trailers and containers;

●	Achieving operating profitability of our MRM segment affiliates by increasing the number of subscribers using our technology;

Cellocator segment

●	Continuing the growth, revenues and profitability of our products and services by the subsidiaries;

●	Enhancing and diversifying the introduction and recognition of our new products, including the products of our Cellocator segment, into the markets in which we already conduct actives; and

●	Penetrating new vertical markets such as monitoring of goods in transit, through the products of our Cellocator segment, and strengthening our presence in existing markets by proposing a full scope of services.

Revenues

Products

The majority of our revenues from sale of products are generated through our Cellocator segment’s sales of products manufactured by us and by third parties to our MRM segment subsidiaries in Israel, Latin America and South Africa and to third party operators worldwide. In addition, we generate revenues through our MRM segment from sales of products that are bundled together with our services. In 2018, as a result of intense continued worldwide competition in the products market, especially in the lower-end, we continued to face price erosion that was partially offset by operational efficiency, cost reduction and mostly compensated by an increase in volumes and by presenting new more sophisticated products. We expect continuous price erosion in this market that may affect our gross margin and the profitability of our business. In order to offset such price erosion, we intend to continue to introduce new higher-end products to the market and vertical market with higher margins and continue in our cost reduction efforts of our product components.

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

Impairment of intangible asset

No impairment losses were identified in 2018, 2017 or 2016.

Financial Income (Expenses), Net.

Financial expenses consist mainly of bank charges and interest expenses, foreign currency transaction adjustments, devaluation of the NIS against the USD of cash and bank deposits in NIS and others. Financial income consists of revaluation of the NIS against the USD and interest on short term deposits.

Other Expenses, Net.

Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Tax expenses.

Tax expenses consist of taxes on the income of our business, and deferred income taxes. See “Item 10.E – Taxation and Government Programs” for further information on taxation applicable to us.

In 2017, we realized a deferred tax asset of $9.2 million, mainly with respect to our carry forward loss, which was recorded following our determination that it is more likely than not that the deferred tax asset will be realized in future periods. In 2018, no tax asset was realized.

Income from discontinued operation, net.

As a result of the Shagrir Spin-off, we have reclassified the net income from Shagrir Group as discontinued operations. For additional information see “Item 4.B. – Information on the Company – Business Overview” and Note 18 for further information regarding the Shagrir Spin-off.

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

On January 1, 2018, the Company adopted the new guidance on Revenue from Contracts with Customers under Topic 606 using the modified retrospective transition method.

Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting treatment under Topic 605.

The core principle of the standard is for companies to recognize revenue to depict the transfer of control of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services.

In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

(1)	Identify the contract with a customer:

A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

The Company determines whether collectability is reasonably assured on a customer-by-customer basis pursuant to its credit review policy.

(2)	Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

(3)	Determine the transaction price:

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer.

When a contract provides a customer with payment terms of more than a year, the Company considers whether those terms create variability in the transaction price and whether a significant financing component exists.

(4)	Allocate the transaction price to the performance obligations in the contract:

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company does not have any significant extended payments terms.

Some of the contracts have multiple performance obligations, including contracts that combine product with installation and customer support. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract.

(5)	Recognize revenue when a performance obligation is satisfied:

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Product revenue is recognized at a point of time when the product have been delivered. The Company recognizes revenue from products when a customer takes possession of the product.

The Company recognizes revenues from services on a straight line over the service contractual period, starting at commencement of the services. Renewals of service contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the term.

Products and services may be sold separately or in bundled packages. The typical length of a contract for service is 36 months.

Services including leased devices and installation recognized on a straight line over the service contractual period, starting at commencement of services.

For products sold separately, customers pay in full at a point of sale. For devices sold in bundled packages, customers usually pay monthly in equal installments over the period of 36 months.

For bundled packages that include software, the Company recognizes the usage based on royalty at the point of time of the actual usage. Set-up fees are recognized at a point of time upon completion and professional services are recognized over the time on a straight line over the services contractual period. Software as a Service (“SAAS”) revenues are recognized over the time on a straight line over the services’ contractual period. Non-Recurring Engineering (“NRE”) services are recognized over the time based on costs incurred.

The most significant impacts of the standard to the Company relate to the timing of revenue recognition for arrangements involving leasing. The cumulative effect of accounting change recognized was $356 recorded as a decrease to beginning balance of accumulated deficit, and a corresponding increase to prepaid and other current assets and a decrease in other assets.

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

Changes in the allowance for doubtful accounts during 2018 and 2017 are as follows:

	Year ended December 31,
	2018	2017

Balance at beginning of the year	$1,127	$1,281
Deductions during the year	(57)	(992)
Charged to expenses	539	802
Foreign currency translation adjustment	(145)	36

Balance at end of year	$1,464	$1,127

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

●	The brand names are amortized over a two to nine year period.

●	The customers’ related intangibles are amortized over a five to nine year period.

●	The developed technology is amortized over a five year period.

●	Backlog is amortized over a three year period.

●	Non-competition agreement is amortized over a three year period.

●	Reacquired rights are amortized over a five month period.

●	Patents are amortized over an eight year period.

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

No impairment losses were identified in 2018, 2017 and 2016.

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

Goodwill reflects the excess of the purchase price of the acquired activities over the fair value of net assets acquired. Pursuant to ASC 350, “Intangibles - Goodwill and Other,” goodwill is not amortized but rather tested for impairment at least annually, at the reporting unit level.

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

No impairment losses were identified in 2018, 2017 or 2016.

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

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation-Stock Compensation (Topic 718),” or ASU2016-09, on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. Upon the adoption in the first quarter of 2017, the effect of the adoption on the Company’s retained earnings was immaterial.

During the years ended December 31, 2018, December 31, 2017 and December 31, 2016, we recognized share-based compensation expenses related to employee share options in the amounts of $1,198,000 $380,000 and $320,000 respectively. See Note 2p. to our consolidated financial statements for additional information.

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

Income taxes

In 2017, the company recorded tax income in the amount of $9.2 million due to decrease in valuation allowance related to carry forward losses of the company and other temporary differences that are more likely than not to be offset against future income.

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

We established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. As of December 31, 2018, the Company recorded a liability of $271,000 for uncertain tax positions. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the year ended December 31, 2018, the Company did not recognize any interest and penalties associated with tax positions.

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

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for leases and provide enhanced disclosures. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018, early adoption is permitted.

In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The Company has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, “Leases”.

The Company also expects to elect certain relief options offered in ASU 2016-02 including certain available transitional practical expedients. The Company is in the process of implementing changes to the existing systems and processes in conjunction with a review of existing vendor agreements. The Company will adopt Topic 842 effective January 1, 2019. The Company currently anticipates that the adoption of this standard will have a material impact on the consolidated balance sheets. Based on the Company’s current portfolio of leases, approximately $2.5 to 5 million of lease assets and liabilities would be recognized on its balance sheet. The Company continues to assess the potential impacts of the guidance, including normal ongoing business dynamics or potential changes in contracting terms.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment, or ASU 2017-04. ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2022. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated balance sheets, statements of operations and cash flows.

Analysis of our Operating Results for the Year ended December 31, 2018 as compared to the Year ended December 31, 2017.

The following table presents, for the periods indicated, certain financial data expressed in thousands of U.S. dollars.

	2018	2017
Statement of Income Data:
Revenues:
Products	25,243	26,182
Services	52,543	51,973
Total Revenues	77,786	78,155
Cost of revenues:
Products	15,104	16,073
Services	21,674	21,914
Total Cost of Revenues	36,778	37,987
Gross profit	41,008	40,168
Operating Expenses:
Research and development, net	4,707	4,051
Selling, general and administrative and other expenses	14,560	14,038
General and administrative	11,169	11,275
Amortization of intangible assets	456	463
One-time acquisition related costs	300	32
Total operating income	9,816	10,309
Financial expenses, net	1,133	1,004
Other expenses	3	5
Income before tax on income	8,680	9,300
Taxes expenses (income)	1,753	(7,221)
Net Income	6,927	16,521

Revenues. Revenues decreased by $0.4 million, or 0.5%, from $78.2 million in 2017 to $77.8 million in 2018.

The revenues from the sale of our products decreased by $0.9 million, or 4%, from $26.2 million in 2017 to $25.2 million in 2018. This decrease was primarily attributable to the continuing price erosion and the negative effect of the depreciation of local currencies against the USD, in countries where our subsidiaries operate.

The revenues from sales of our services increased by $0.5 million, or 1%, from $52.0 million in 2017 to $52.5 million in 2018. This increase was primarily attributable to an increase of 7% of our MRM subscribers’ base, offset by negative effect of the depreciation of local currencies against the USD, in countries where our subsidiaries operate.

Revenues from our MRM services in 2018 accounted for 80% of our total revenues, the same as in 2017.

Our international revenues in 2018 were $39.9 million, which constituted approximately 51% of total revenues compared to $42.9 million, which constituted approximately 55% of total revenues in 2017. The decrease in the international sales revenues was primarily attributable to the currency rate devaluation of local currencies against the U.S. Dollar offset partially by an increase in our MRM subscriber base. Sales to Latin America decreased from $28.5 million in 2017 to $28.0 million in 2018; sales to Europe decreased from $4.4 in 2017 to $3.8 million in 2018; and sales to other countries were $8.1 million in 2018 compared to $10.1 million in 2017.

Cost of Revenues. Our cost of product revenues decreased by $1.0 million to $15.1 million for the twelve months ended December 31, 2018 as compared to $16.1 million for the same period in 2017. This decrease was associated with cost reduction efforts and efficiencies on our Cellocator products.

Our cost of revenues from services decreased by $0.2 million to $21.7 million for the twelve months ended December 31, 2018 as compared to $21.9 million for the same period in 2017.

Gross Profit. Our gross profit increased by $0.8 million from $40.2 million in 2017 to $41.0 million in 2018. As a percentage of total revenues, gross profit accounted for 52.7% in 2018 compared to 51.4% in 2017. Our gross margin on the Cellocator product sales in 2018 was 40.2% compared to 38.6% in 2017. Gross margin on services was 58.7% in 2018 compared to 57.8% in 2017. The increase in gross profit resulted from an increase in revenues as in local currencies as well as from operational efficiencies.

Research and Development Costs. Research and development expenses were $4.7 million in 2018 compared to $4.1 million in 2017. This increase was associated with Cellocator increasing efforts in the development of its high end solutions in accordance with its strategy.

Selling and Marketing Expenses. Selling and marketing costs were $14.6 million in 2018 compared to $14.0 million in 2017. This increase was associated with an increase of our sales efforts in each territory where we operate, except than in Brazil where we increased efficiency due to merger consolidation, partially offset by a decrease due to the currency rate devaluation effect.

General and Administrative Expenses. General and administrative expenses decreased by $0.1 million to $11.2 million in 2018 from $11.3 million in 2017.

Amortization of Intangible Assets. Amortization of intangible assets in 2018 amounted to $0.5 million, similar to the amortization of intangible assets in 2017.

Operating Profit. As a result of the foregoing, we recorded an operating income of $9.8 million in 2018, compared to an operating income of $10.3 million in 2017.

Financial Expenses (Net). Financial expenses in 2018 amounted to $1.1 million, compared to $1.0 million in 2017.

Taxes on income. Taxes on income were $1.8 million expense in 2018 compared to $7.2 million income in 2017. In 2017, we realized a deferred tax asset of $9.2 million, mainly with respect to our carryforward loss, which was recorded following our determination that it is more likely than not to be offset against future income.

Net Income. In 2018, we recorded a net income of $6.9 million, compared to a net income of $16.5 million in 2017.

Net Income attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $36,000 in 2018, compared to net income of $3,000 in 2017.

Analysis of our Operating Results for the Year ended December 31, 2017 as compared to the Year ended December 31, 2016.

The following table presents, for the periods indicated, certain financial data expressed in thousands of U.S. Dollars.

Our operating results presented herein were adjusted to reflect the Shagrir Spin-off.

	2017	2016
Statement of Income Data:
Revenues:
Products	26,182	22,784
Services	51,973	41,569
Total Revenues	78,155	64,353
Cost of revenues:
Products	16,073	13,904
Services	21,914	18,672
Total Cost of Revenues	37,987	32,576
Gross profit	40,168	31,777
Operating Expenses:
Research and development, net	4,051	3,669
Selling and marketing	14,038	11,774
General and administrative	11,275	9,004
Amortization of intangible assets	463	473
One-time acquisition related costs	32	609
Total operating income	10,309	6,248
Financial expenses, net	1,004	1,046
Other (income) expenses	5	9
Income before tax on income	9,300	5,193
Taxes expenses (income)	(7,221)	1,845
Income from continuing operations	16,521	3,348
Income from discontinued operation	-	154
Net Income	16,521	3,502

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

The revenues from sales of our services increased by $10.4 million, or 25%, from $41.6 million in 2016 to $52 million in 2017. This increase was primarily attributable to an increase of 16% of our MRM subscriber base, the acquisition of Cielo which has relatively higher margins, and a positive effect of the appreciation of these local currencies against the USD, as a result revenues from services in U.S. Dollars increased more than the increase in revenues in local currencies in the countries where our subsidiaries operate.

Revenues from our MRM services in 2017 accounted for 80% of our total revenues, an increase of 3% compared to 2016.

Revenues from our Cellocator products in 2017 accounted for 31% of our total revenues, a decrease of 4% compared to 2016.

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

Our cost of revenues from services increased by $3.2 million to $21.9 million for the twelve months ended December 31, 2017 as compared to $18.7 million for the same period in 2016. This increase was primarily attributable to an increase of 16% of our MRM subscribers base and an effect of the appreciation of these local currencies against the U.S. Dollar.

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

Net Income from Discontinued Operations, net. No net income from discontinued operations was recorded in 2017. We recorded net income from discontinued operations in the amount of $0.2 million in 2016.

Net Income. In 2017, we recorded a net income of $16.5 million, compared to a net income of $3.5 million in 2016.

Net Income attributable to non-controlling interests. We recorded net income attributable to non-controlling interests in the amount of $3,000 in 2017, compared to net income of $24,000 in 2016.

Selected segment financial data:

Commencing January 2008, we have had two reportable segments: the Cellocator segment and the MRM segment.

Commencing December 2014, following the reorganization in Shagrir, and until the completion of the Shagrir Spin-off, we had three reportable segments: the Cellocator segment, the MRM segment and the RSA segment. Segment reporting was retroactively adjusted to reflect those segments.

Commencing June 2016, following the Shagrir Spin-off, we have reverted to two reportable segments: the Cellocator segment and the MRM segment. Segment reporting was retroactively adjusted to reflect those segments.

We apply ASC 280, “Segment Reporting Disclosure.” We evaluate performance and allocate resources based on operating profit or loss. See “Item 4.B – Business Overview”.

We evaluate performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the financial statements.

	2018	2017	2016
Cellocator segment revenues	23,764	24,364	22,707
MRM segment revenues	62,402	62,208	49,620
Intersegment adjustment	(8,380)	(8,417)	(7,974)

Total revenue	77,786	78,155	64,353

Cellocator segment operating profit	1,110	2,742	1,660
MRM segment operating profit	8,477	7,569	4,708
Inter-segments adjustment	229	(2)	(120)
Total operating profit from continued operations	9,816	10,309	6,248

Revenues. Revenues of the MRM segment increased in 2018 by $0.2 million to $62.4 million from $62.2 million in 2017. MRM segment revenues derive from services and the sale of products relating to those services provided by the MRM segment. A portion of these products is obtained from our Cellocator segment and the rest is obtained from third parties. The increase is primarily attributable to the increase in our subscribers’ base partially offset by the negative effect of the devaluation of the local currencies against the USD, as a result revenues from services in U.S. Dollars increased less than the increase in revenues in local currencies in the countries where our subsidiaries operate.

Revenues of the Cellocator segment in 2018 were $23.8 million, compared to $24.4 million in 2017. The decrease of $0.6 million or 2.0% in the revenues was primarily attributable to the price erosion of Cellocator products sold during 2018. In 2018, Cellocator inter-segment revenues amounted to $8.4 million, the same as in 2017.

Operating profit. Operating profit of the MRM segment in 2018 was $8.5 million, compared to $7.6 million in 2017.

The operating income of the Cellocator segment in 2018 was $1.1 million, compared to an operating profit of $2.7 million in 2017. The decrease is primarily attributable to the decrease in revenues from Cellocator products in 2018.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were impacted by the fluctuations of exchange rates between the U.S. Dollar and the NIS, the Brazilian Real, and the Argentine Peso, and to a lesser extent the Mexican Peso, the Euro and the South African Rand. For a discussion regarding the functional and reporting currency of each of our subsidiaries see Note 2b of our consolidated financial statements.

Our business in Israel currently accounts for the majority of our MRM business and revenues. The business in Israel, the MRM services and activities, are mainly denominated in NIS. On the other hand, the majority of the revenues of the Cellocator segment are generated in U.S. Dollars with some expenses such as raw materials are mainly denominated in U.S. Dollars while some expenses such as labor and rental are denominated in NIS. See “Item 3.D – Risk Factors” – “We may be adversely affected by a change in the exchange rate of the New Israeli Shekel against the U.S. Dollar” for a discussion of the risks relating to income and expenses in U.S. Dollars and NIS.

We believe that inflation in Israel and fluctuations in the U.S. Dollar - NIS exchange rate may have substantial effects on our business, and our net income. Increased inflation may increase our NIS costs in Israel, including among others, salaries of our employees in Israel, costs of communications, subcontractors, rental, financial expenses associated with loans related to the NIS and the Israeli CPI, and other expenses, which are paid in NIS. Regarding fluctuations in the U.S. Dollar – NIS exchange rate, a devaluation of the NIS against the U.S. Dollar will reduce our NIS denominated revenues and expenses in U.S. Dollar terms and therefore may negatively impact our consolidated net income (losses). Revaluation of the NIS against the U.S. Dollar will increase our NIS denominated revenues and expenses in U.S. Dollar terms. See “Item 3.D- Risk Factors” for further information. Due to the potential off-set of the affects described above, we cannot evaluate the net impact on our results of operations.

During 2018, and through March 28, 2019, the exchange rate fluctuated from a high of NIS 3.39 to the U.S. Dollar to a low of NIS 3.78 to the Dollar. The average high and low exchange rates between the NIS and U.S. Dollar during the most recent six months, as published by the Bank of Israel, were as follows:

	LOW	HIGH
MONTH	1 U.S. Dollar =	1 U.S. Dollar =
September 2018	3.56	3.63
October 2018	3.62	3.72
November 2018	3.67	3.74
December 2018	3.72	3.78
January 2019	3.64	3.75
February 2019	3.60	3.66
March 2019	3.60	3.64

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate	Devaluation/ (Revaluation)
January 1, 2014 – December 31, 2014	3.58 NIS/$1	(0.01)%
January 1, 2015 – December 31, 2015	3.88 NIS/$1	8.5%
January 1, 2016 – December 31, 2016	3.83 NIS/$1	(1.4)%
January 1, 2017- December 31, 2017	3.58 NIS/$1	(6.7)%
January 1, 2018- December 31, 2018	3.61 NIS/$1	0.8%

Period	CPI	Yearly Increase/ (Decrease)
December 31, 2015	101.1	(1.0)%
December 31, 2016	100.9	(0.2)%
December 31, 2017	101.3	0.4%
December 31, 2018	102.1	0.7%

In 2015, the Israeli economy recorded negative inflation of approximately 1%, and NIS revaluated against the U.S. Dollar by approximately 8.5%. As a result of the devaluation of the NIS, we experienced a decrease in the revenues and in the costs of our Israel operations, as expressed in U.S. Dollars, in 2015. In 2016, the Israeli economy recorded negative inflation of approximately 0.2%, and the NIS devalued against the U.S. Dollar by approximately 1.4%. In 2017, the Israeli economy recorded positive inflation of approximately 0.4%, and the NIS devaluated against the U.S. Dollar by approximately 6.7%. In 2018, the Israeli economy recorded positive inflation of approximately 0.7%, and the NIS revaluated against the U.S. Dollar by approximately 0.8%.

Regarding our operations in Brazil and the fact that Pointer Brazil’s revenues are not denominated in U.S. Dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between U.S. Dollar and Brazilian Real may have a significant effect on the business and overall profitability of Pointer Brazil and as a consequence, on the results of our operations.

Period	Exchange Rate BRL/$1	Yearly Increase/ (Decrease)
February 27, 2015	3.87	63%
February 29, 2016	3.99	3%
February 28, 2017	3.11	(22%)
February 28, 2018	3.23	4%
February 28, 2019	3.74	16%

Regarding our operations in Argentina and the fact that Pointer Argentina’s revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations.

Period	Exchange Rate ARG/$1	Yearly Increase
February 27, 2015	8.72	12%
February 29, 2016	15.51	78%
February 28, 2017	15.47	-%
February 28, 2018	20.18	30%
February 28, 2019	38.90	93%

Regarding our operations in Mexico and the fact that Pointer Mexico’s revenues are not denominated in U.S. Dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of Pointer Mexico and as a consequence, on the results of our operations.

Period	Exchange Rate MXN/$1	Yearly Increase/ (Decrease)
February 27, 2015	14.96	12%
February 29, 2016	18.27	22%
February 28, 2017	19.83	9%
February 28, 2018	18.82	(5%)
February 28, 2019	19.21	2%

The fluctuations of each of the Euro, the Indian Rupee and South African Rand are not material to our business. Devaluation of two or more of these currencies against the USD simultaneously, may have a material adverse effect on our business.

We may engage from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In 2018, 2017 and 2016 there were no foreign currency hedging transactions. We may in the future undertake such transactions if management determines that such is necessary to offset the abovementioned risks. See “Item 11- Quantitative and Qualitative Disclosures About Market Risk” for further details about our hedging activities.

Governmental and Fiscal Policies which May Affect Our Business

Argentina’s ongoing debt crisis since 2001 has caused the government to implement fiscal and monetary policies which restricted the importation of goods and services, governance control of foreign currency transactions, making it extremely difficult to receive credit from the banks. This policy may also contribute to the volatility of the exchange rate of the U.S. Dollar against the Argentinean Peso. In 2015, the volatility in the local and global financial system had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. In 2015, the opposition party was elected in the Argentinean national elections, which further contributed to the social and economic unrest, and which led to a significant devaluation of the Peso relative to the U.S. Dollar. In 2016, there was insignificant devaluation of the Peso relative to the U.S. Dollar. In 2017, there was a 15% devaluation of the Peso relative to the U.S. Dollar. In 2018, there was a 51% devaluation of the Peso relative to the U.S. Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2018, we had a positive working capital of $14.9 million, our current assets to current liabilities ratio was 185% and we had cash and cash equivalents of $8.5 million and an unused credit facility of $10.8 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit our operating and financial flexibility.

Our operations have been funded in recent years primarily from our cash flow from operations and bank loans and we expect to continue funding our operations primarily from our positive cash flow and bank loans and may use other resources.

As of December 31, 2018, we had long-term loans in U.S. Dollars (including current maturities) in the aggregate amount of approximately $5.0 million. $4.2 million of such amount consists of portions of loans that are outstanding in the amount of $3 million from Bank Hapoalim and $3 million from Bank Leumi, which the Company received in order to finance the acquisition of Cielo in October 2016. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan from Bank Hapoalim is being repaid in 12 quarterly installments commencing December 31, 2017 and the loan from Bank Leumi is being repaid in 12 quarterly installments commencing September 30, 2017.

In addition, as of December 31, 2018, we have unutilized credit facilities of approximately $10.8 million from Bank Hapoalim, Israel Discount Bank Ltd., and HSBC. To utilize these credit facilities and as required for the aforementioned bank loans, we are required to meet the following financial covenants: (1) the ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000; (2) the ratio of the Company and its subsidiaries’ debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 3.5 in 2016, 3 in 2017 and 2.5 in 2018 and thereafter; and (3) the ratio of our debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 3.5 in 2016, 3 in 2017 and 2.5 in 2018 and thereafter. As of December 31, 2018, we are in compliance with these financial covenants.

For further information regarding our consolidated long-term loans, loan maturity and interest rate structure; see Notes 8 and 10 to our consolidated financial statements.

Operating Activities

In 2018, net cash provided by our operating activities amounted to $8.6 million as compared to net cash provided from continuing operating activities of $9.7 million in 2017. The decrease is primarily attributable to the changes in our working capital in 2018 as opposed to 2017.

Investing Activities

In 2018, net cash used in our investing activities was $2.6 million as compared to $3.2 million in 2017. The decrease is primarily attributable to the decrease in the purchase of property and equipment and other intangible assets.

Financing Activities

In 2018, net cash used in our financing activities was $5 million as compared to $4.7 million provided by our financing activities in 2017. The decrease is mainly attributed to repayment of long-term loans from banks.

We have an effective Form F-3 registration statement, filed under the Securities Act of 1933, as amended with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our Ordinary Shares and other securities described therein in one or more offerings up to a total dollar amount of $25,000,000.

Current Outlook

Current liabilities decreased from $21.2 million as of December 31, 2017 to $17.4 million as of December 31, 2018, mainly due to a decrease in current maturities of long-term loans from banks. Long-term liabilities decreased from $5 million as of December 31, 2017 to $2.7 million as of December 31, 2018 mainly due to repayment of long-term loans.

For further information relating to the abovementioned acquisitions see “Item 10.C – Material Contracts.”

We believe that our current assets, together with anticipated cash generated from operations and the bank credit lines, will be sufficient to allow us to continue our operations as a going concern until December 31, 2019, assuming the Merger is not completed. However, we cannot assure that we will be able to generate sufficient revenues from the sale of our services and products or succeed to obtain such additional sources of equity or debt financing. In raising additional funds, we may depend on receiving financial support from our principal shareholders or other external sources. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our additional cash requirements.

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

For a discussion of certain commitments and contingent liabilities, see Note 12 to our consolidated financial statements. For further information regarding investments in our Company see “Item 4 – Recent Developments” and “Item 10.C – Material Contracts”.

Capital expenditures were $2.7 million in 2018 and $3.0 million in 2017. In both years, capital expenditures were used mainly for purchasing property and equipment.

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

In order to facilitate future growth we are focusing on expanding our ability to enhance our existing systems and products and to introducing new versions and new products on a timely basis. Since we commenced operations we have conducted extensive research and development activities and continue to improve our products including our Pointerware network, the software platform used by our MRM and Cellocator segments for applications and for the provision of services to their customers. Our net expenditures for research and development programs during the years ended December 31, 2018 and December 31, 2017, totaled approximately $4.7 million and $4.1 million, respectively. We expect that we will continue to commit substantial resources to research and development in the future. As of December 2018, we employed 35 persons in research and development. For additional information concerning commitments for research development programs, see Note 12 of our consolidated financial statements.

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

In 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found not to have the required flexibility in today’s rapidly changing world. Pursuant to the R&D Amendment, the OCS was replaced with the newly established IIA, comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council has broad discretion regarding material matters, including with respect to the new funding programs, or Tracks, certain characteristics, including the type of Benefit (as defined under the R&D Amendment to include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares) to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities. The Council may also determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the IIA, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions were largely rescinded by the R&D Amendment. Many of these matters are now decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of IIA-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances.

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

In addition, on May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel, or the Licensing Rules. The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available. In addition, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. For additional information see “Item 9 – The Offer and the Listing – Taxation and Government Programs”.

There can be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent, if and when owned by us or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent can be substantial.

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

Our proprietary technology also includes software. Although software protection is anticipated to be available in the United States, there can be no assurance that the software will have patent protection in the United States. Foreign patent protection for software is generally afforded lesser protection than in the United States. See “Item 3.D. – Risk Factors - We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.”

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

Such continuing demand for higher-end often specifically customized services by fleet managers requires a continued investment in the development of our fleet and asset management web-based and mobile applications, both as part of our ongoing services provided to existing customers and to continuously provide cutting-edge efficient and advanced services to win and attract new customers. Larger customers across all regions base their choice of service provider on whether a provider can offer the full range of capabilities and services, which adequately meet or exceed their needs. Furthermore, agreements with our customers generally span a period of several years and in order to increase the chance of customer agreement renewals, we are committed to providing consistent market leading services to ensure total customer satisfaction at all times. This means exceeding customer expectations, for example, as part of our fleet management application, we offer a specialized solution for tasks and workflow management to enable close monitoring of vehicles’ assigned tasks, including comparing the utilized routes against planned routes, time of arrival assessment, integration with third-party dispatching systems and advanced real time alerts and activity reports engine, all tuned to help our partners better achieve their on-time delivery targets and optimize their asset utilization Key Performance Indicators.

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

We have identified four main trends in the Telematics device market during 2018 as follows:

(i)	Ongoing price reduction globally due to increasing competition as well as economic weakness;

(ii)	A growing demand for advanced technology that monitors driver behavior and provides safety and remote diagnostics applications; and

(iii)	An increase in vehicle manufacturers’ involvement in the car connectivity market.

(iv)	A growing demand for advanced technology that supports real-time monitoring for the Cargo delivery, transportation and logistics market;

In order to address these types of trends, since 2011 our Cellocator segment introduced new products aimed at the low cost segment and the driver behavior safety market. Moreover, in 2012 Cellocator increased its efforts to introduce lower cost products in its existing portfolio, in order to improve the Company’s ability to monitor drivers’ behaviors, drivers’ safety and to improve cost efficiency for fleet management. Throughout 2013 and 2014, our Cellocator segment has ramped up efforts to introduce technology that monitors driver behavior and provide safety and diagnostics applications as well as cargo monitoring solutions to expand our asset management product line. In order to support market’s demands, we have implemented certain cellular technologies such as GPRS, HSPA and narrow-band LTE standards in our devices.

In the end of 2015, Cellocator introduced a new innovative product for the Cargo delivery, transportation and logistics market. The CelloTrack Nano is equipped, on top of Cellocator’s other technologies, with advanced short-range Wireless Sensors Network (WSN) using BLE technology allowing it to collect and monitor environmental conditions of the tracked assets.

At the end of 2018 and the beginning of 2019, Cellocator introduced a new innovative set of products for asset managements which supports long term life battery and solar technology charger, both supporting LTE communication technology and standards.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

The company has no off balance arrangements.

F.	CONTRACTUAL OBLIGATIONS

Contractual Obligations as of December 31, 2018 (in thousands of USD)		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Short term debt and other current liabilities	1	17,319	-	-	-	17,319
Long-term debt obligations	2	-	2,685	-	-	2,685
Accrued severance pay	3	-	-	-	3,531	3,531
Management fees to DBSI	4	53	-	-	-	53
Operating lease obligations	5	2,123	1,978	-	-	4,101
Royalties to BIRD	6	-	-	-	2,444	2,444
Total contractual obligations		19,495	4,663	-	5,975	30,133

1	Short term debt and other current liabilities include short term bank credits and current maturities of long term loans, trade accounts payable for equipment and services that have already been supplied, deferred revenues, customer advances and other accrued expenses.

2	Long term loans include principal and interest payments in accordance with the terms of agreements with banks and other third parties. For further information please see “Item 5.B. - Liquidity and Capital Resources”.

3	Accrued severance pay maturities depend on the date our employees actually cease being employed.

4	We pay annual fees of $180,000 in consideration for DBSI management services pursuant to an agreement with DBSI, effective as of August 1, 2017 until July 31, 2020 which agreement may be extended by our shareholders.

5	Operating lease obligations include rental payments of offices, cars, and other premises and equipment.

6	Royalties to BIRD Foundation include the amount received by BIRD Foundation indexed as per our agreement in which we undertook to pay them specified royalties based on sales of a specific product. The Company does not anticipate selling this product and therefore, does not anticipate paying these contingent royalties (See Note 12c to our Financial Statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The executive officers, directors and key employees of the Company are as follows:

Name	Age	Position with Company

Yossi Ben Shalom	62	Chairman of the Board of Directors
David Mahlab	62	President and Chief Executive Officer
Arie Ben Yosef	65	External Director
Ofer Wolf	56	External Director
Barak Dotan	50	Director
Nir Cohen	45	Director
Yehudit Rozenberg	59	Director
Yaniv Dorani	42	Chief Financial Officer
Ilan Goldstein	64	GM of Pointer Israel
Rami Peled	63	Chief Information Officer
Avi Magid	57	Cellocator General Manager
Moses Zelniker	57	Chief Technology Officer
Nessy Turgeman	44	VP Software Solution

Yossi Ben Shalom has served as the Chairman of our Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as the Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards, such as NICE Systems (NICE) (computer telephony), Makhteshim Agan (agro-tech) and Investec Bank. Mr. Ben Shalom currently serves as a director for Taldor Computer Systems (1986) Ltd., as the chairman of the board of directors of Shagrir Group Vehicle Services Ltd., CAR2GO Ltd., Rada Electronic Industries Ltd., AGS Holdings and Investments Ltd., V.A. Forwarders Ltd., Eldan Y.A. Marine Insurance Agency (2008) Ltd., Eldan Cargo 2000 Ltd., The 8th Note Group and Matzman & Merutz Millennium Ltd. Mr. Ben Shalom served as the active Chairman of Scopus Ltd. and Cimatron Ltd. (until February 2015) and as a director in Danel (Adir Yehoshua) Ltd. (until June 2017). Mr. Ben Shalom is a co-founder of D.B.S.I. Investments Ltd., (“DBSI”), a private investment company that has made various investments in private and public companies. Mr. Ben Shalom also serves as a director for several non-profit organizations. Mr. Ben-Shalom holds a B.A. in Economics and M.A. in Business Management from Tel Aviv University.

David Mahlab has served as our President and Chief Executive Officer since February 1, 2011. From 2009 until January 2011, Mr. Mahlab served as an independent business developer. Mr. Mahlab is the co-founder of Scopus Video Networks (a company formerly traded on the Nasdaq), where he served as both its Chief Executive Officer from 1995 until January 2007 and its chairman of the board of directors from January 2007 until March 2009. Mr. Mahlab holds a BSc. and a MSc. in Electrical Engineering from the Technion-Israel Institute of Technology, an MBA from Tel Aviv University and LLB from Tel Aviv University.

Arieh Ben Yosef was elected as an external director to our Board of Directors in June 2017. Mr. Ben-Yosef is the CFO of China Direct Group Ltd., a company engaged in management services for manufacturing in China, a position he has held since April 2018. Between 2014 and 2017, Mr. Ben-Yosef also served as a director of Alcobra Ltd., a biopharmaceutical company formerly traded on the Nasdaq, and since 2010 as a director of Insuline Ltd., a public company engaged in medical devices, listed on the Tel Aviv Stock Exchange. Between 1998 and 2014, Mr. Ben-Yosef served as a director of Microwave Networks Inc., a U.S. company in the field of telecom equipment. Between September 2016 and March 2018, Mr. Ben Yosef served as the Chief Executive Officer of Herd MOOnitor Ltd., a startup company engaged in herd management systems. Between 2014 and January 2016, he served as the Chief Financial Officer of Yazamtech Ltd., a start-up company engaged in cyber security. Between April 2011 and August 2012, Mr. Ben-Yosef served as the General Manager of Teledata Networks Ltd., a high-tech company. Mr. Ben-Yosef holds an M.B.A and B.A in Middle Eastern studies, both from Hebrew University, Jerusalem.

Ofer Wolf was elected as an external director to our Board of Directors in June 2017. Mr. Wolf is the Chief Executive Officer of EAS, logistics consulting company, a position he has held since 2014. Prior to that, Mr. Wolf held the rank of Brigadier General in the Israel Defense Forces where he headed its Technology and Logistics Division. Mr. Wolf holds a BSc in Mechanical Engineering from the Technion-Israel Institute of Technology, and an MBA from Tel Aviv University.

Barak Dotan has served as a director on our Board of Directors since 2003. Mr. Dotan is a co-founder of DBSI. Mr. Dotan also serves as chairman of the board of directors for Taldor Computer Systems (1986) Ltd. and as a director at The 8th Note Group, AGS Holdings and Investments Ltd., V.A. Forwarders Ltd., Eldan Y.A. Marine Insurance Agency (2008) Ltd. and Eldan Cargo 2000 Ltd. Mr. Dotan also served as the chairman of the board of directors for Danel (Adir Yehoshua) Ltd. (until June 2017) and Cimatron Ltd. (until September 2013). Mr. Dotan also serves as a director for several non-profit organizations. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Nir Cohen has served as a director on our Board of Directors since June 2012. Currently, Mr. Cohen serves as Chief Financial Officer of DBSI and Shiraz DS Investments Ltd. Mr. Cohen is also a director for the following publicly traded companies: Shagrir Group Vehicle Services Ltd., Taldor Computer Systems (1986) Ltd., and Rada Electronic Industries Ltd. Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

Yehudit Rozenberg has served as a director on our Board of Directors since January 2016. Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. Ms. Rozenberg also serves as the Chief Financial Officer of Elbit Systems - Elisra Division. From 2004 to 2009, Ms. Rozenberg served as an external director and a member of the Audit Committee of the Board of Directors of Taldor Group. Ms. Rozenberg holds an MA in law from Bar Ilan University, MBA in Business Administration (magna cum laude) from Tel-Aviv University and a BA in Economics from Bar Ilan University.

Yaniv Dorani has served as our Chief Financial Officer since April 2017. Mr. Dorani has been employed by us since 2008. He served as VP Finance of the Cellocator division and Pointer Israel since 2014, prior to which he served as the finance manager of the Cellocator division. Prior to joining Pointer, Mr. Dorani served as Corporate Controller at Medis Technologies and assistant controller at Delta Galil Industries. Before joining Delta Galil, Mr. Dorani was a senior auditor for the accounting firm KPMG in Israel. Mr. Dorani has a BA in Economics and Accounting, CPA certification and an MBA from Bar Ilan University in Tel Aviv.

Ilan Goldstein has served as the General Manager of Pointer Israel since 2005. Mr. Goldstein managed Allied Motors, a subsidiary of Champion Motors. Mr. Goldstein was an officer with the Air Force in the Israel Defense Forces, where he served and commanded in select flight test and control operations units. Mr. Goldstein has an MBA from Manchester University, a BA in Economics from Tel Aviv University, and he is a graduate of the R’ealy Military Academy School in Haifa.

Rami Peled has been with Pointer in Israel since its foundation in 1998. He fulfilled various positions, the last of which was VP of IT at Shagrir Systems (which is now Pointer Israel). He specializes in Organizational Systems including ERP, CRM & Billing at operating companies such as the cable television industry where Rami served as Chief Information Officer. Mr. Peled holds a BSc in Industrial Engineering from Tel Aviv University.

Nessy Turgeman has served as our VP of Global Software solutions since August 2017. Mr. Turgeman has been with Pointer since 2004. He fulfilled various positions, the last as Director of Software department. Mr. Turgeman holds a BS in Electrical Engineering from Tel Aviv University, Computer Science degree from Open University and an MBA from Tel Aviv University with Dean’s honor, specializing in data science.

Avi Magid joined Pointer as its Cellocator General Manager in October 2018.  Prior to that, he served in several executive positions with global companies in the electronics industries, such as Chief Executive Officer of Margan Technologies Ltd. from 2010 to 2015, Chief Executive Officer of Goji Ltd. from 2015 to 2016, and Chief Executive Officer of Micro Point Ltd. from 2017 to 2018. Mr. Magid holds a BSc in Industrial Engineering California State Polytechnic University Pomona.

Moses Zelniker joined Pointer as its Chief Technology Officer in June 2018.  Before then, he served in several executive positions for global companies in the hi-tech industries. Mr. Zelniker began his career at Scopus Video Networks Ltd. (Harmonic), and served as Vice President of Marketing, Products and Technologies at SintecMedia Ltd. Mr. Zelniker holds a BSc in Electrical and Computer Engineering from Ben-Gurion University, and an MBA from Heriot Watt University.

B.	COMPENSATION

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2018, was approximately $3.5 million, including amounts expended by us for automobiles made available to our officers, expenses reimbursed to officers (including professional and business association dues and expenses), other fringe benefits commonly reimbursed or paid by companies in Israel and amounts set aside or accrued to provide pension, retirement or similar benefits.

The table below reflects the compensation recorded during the year ended as of December 31, 2018 to our five most highly compensated officers as of December 31, 2018. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2018.

Name and Position	Salary	Social Benefits(1)	Bonuses	Value of Options Granted(2)	All Other Compensation(3)	Total
	(in U.S. Dollars)
David Mahlab - President and CEO	319,564	71,172	308,897	527,245	46,538	1,273,146
Ilan Goldstein - GM of Pointer Israel	201,679	44,644	199,556	145,803	45,469	637,151
Yaniv Dorani - Chief Financial Officer	160,739	28,619	67,640	152,145	25,081	434,224
Nessy Turgeman- Chief Information Officer	134,372	24,666	20,137	49,952	8,887	238,014
Rami Peled- Chief Information Officer	143,373	25,626	24,446	12,890	26,981	233,316

(1)	“Social Benefits” include payments to advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2018.
(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

Options

In December 2013, the Company adopted the Global Share Incentive Plan (2013), or the 2013 Plan. The Board of Directors of the Company approved an aggregate amount of 376,712 of shares reserved under the 2013 Plan. To date, the options and RSUs granted under the 2013 Plan were granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options and RSUs is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options and RSUs have been vested over a period of four years and have been valid for a period of seven years from the date of grant and are conditional upon continued service. As of December 31, 2018, (i) 90,912 options and RSUs are available for future grant under the 2013 Plan, (ii) 26,000 options are outstanding at an exercise price of $6.14 (which was adjusted and reduced from $8.35 to $6.14 in connection with the Shagrir Spin-off), expiring in February 2022, pursuant to the determination of our Board of Directors, dated February 2015, to issue to certain of the Company’s employees options, (iii) 212,500 options are outstanding at an exercise price of $5.94, expiring in July 2023, pursuant to the determination of our Board of Directors, dated July 2016, to issue to certain of the Company’s employees options, (iv) 25,000 options are outstanding at an exercise price of $11.5 expiring in August 2025, pursuant to the determination of our Board of Directors, dated August 2018, to issue to certain of the Company’s employees options, (vi) 25,000 options are outstanding at an exercise price of $12.0 expiring in November 2025, pursuant to the determination of our Board of Directors, dated November 2018, to issue to certain of the Company’s employees options, and (vii) 231,500 RSUs are outstanding, pursuant to the determinations of our Board of Directors, dated March 2017, April 2017, June 2017, February 2018, March 2018 and November 2018 to issue to certain of the Company’s directors and employees RSUs.

As of February 28, 2019, our officers and directors held options (issued under both the Employee Share Option Plan (2003), or the Plan, and the 2013 Plan) to purchase an aggregate of 270,500 of our Ordinary Shares at exercise prices ranging from $5.94 per share to $12.0 per share and 188,500 RSU’s. For additional information concerning employee share option plans, see Note 13b of our consolidated financial statements.

C.	BOARD PRACTICES

Board of Directors

Our Articles of Association provide for a board of directors of not less than three and not more than eleven members. Our board of directors is currently comprised of six members. Three of our directors are affiliated with DBSI. Except for our external directors, each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. We are subject to the Companies Law, as amended, which requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise.

Under the Companies Law, a person who is already serving as a director is not permitted to act as a substitute director. Additionally, the Companies Law prohibits a person from serving as a substitute for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted and may not be a regular member of such committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

Under the Companies Law, companies whose shares were offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be elected as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder.

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

The Companies Law provides that companies whose shares are listed for trading outside of Israel, may elect external directors who are not nationals of Israel.

A person shall be qualified to serve as an external director only if he or she possesses “expertise in finance and accounting” or be “professionally qualified.” At least one external director must possess accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications were established in regulations under the Companies Law promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority.

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

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If, at the time external directors are to be elected, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority also includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder, who are present and voting (abstentions are disregarded); or

●	that the non-controlling shareholders or shareholders who do not have a personal interest in the matter as a result of an affiliation with a controlling shareholder who are present and voted against the election hold 2% or less of the voting power of the company.

The initial term of an external director is three years and generally may be extended for two additional terms of three years (unless otherwise restricted in the articles of association to only one additional term), provided that with respect to the appointment for each such additional three year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters, under his conditions, will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) effective as of November 25, 2014, the external director has proposed himself for reappointment and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

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

Mr. Arieh Ben-Yosef and Mr. Ofer Wolf serve as external directors on our Board of Directors.

Audit Committee

Nasdaq Requirements

Our Ordinary Shares are listed for quotation on the Nasdaq Capital Market and we are subject to the Nasdaq Listing Rules applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of our Audit Committee, namely, Yehudit Rozenberg and our two external directors, Mr. Arieh Ben-Yosef and Mr. Ofer Wolf qualify as independent directors under the Nasdaq requirements. Mr. Arieh Ben-Yosef is our “audit committee financial expert.”

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

Companies Law Requirements

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. In addition, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) with respect to related party transactions with a controlling shareholder, even if such transactions are not extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or an individual, or other committee or body, selected by the audit committee and according to criteria established by the audit committee, or to establish other procedures to follow with respect to such transactions; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

An audit committee must consist of at least three directors, including the external directors of the company, and a majority of the members of the audit committee must be independent (as such term is defined under the Companies Law) or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders, may be present in the meetings but not for the actual votes if such presence is requested by the audit committee, and that an office holder of the company, may be present at meetings if requested by the audit committee where substantial defects in the company’s business administration are discussed to present such office holder’s position with regard to a matter under his or her responsibility but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, recommended by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Daniel Spira Certified Public Accountant (ISR) serves as our internal auditor.

Compensation committee

Pursuant to the Companies Law the board of directors of an Israeli company, whose shares or debentures are publicly traded, such as Pointer, are required to appoint a compensation committee that will advise the board of directors regarding the establishment of a compensation policy, pursuant to which terms of office and salaries of the company’s officers will be regulated.

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

4.	To approve transactions relating to terms of office and employment of certain company office holders, which require the approval of the compensation committee pursuant to the Companies Law; and

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

The board of directors of a company is obligated to adopt a Compensation Policy after considering the recommendations of the compensation committee. The final adoption of the Compensation Committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, where one of the following must be met:

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

Our audit committee also serves as our compensation committee, pursuant to the provisions of Section 118A(d) of the Companies Law.

D.	EMPLOYEES

The following table sets forth the number of our employees at the end of each of the last three years:

	Israel	Latin America (LATAM)	Other	Total
2018
Sales and Marketing	149	75	24	248
Administration	35	38	12	85
Research and Development	35	-	-	35
Other	112	207	37	356
Total	331	320	73	724

2017
Sales and Marketing	153	76	25	254
Administration	36	45	13	94
Research and Development	33	-	-	33
Other	107	172	42	321
Total	329	293	80	702

2016
Sales and Marketing	120	81	24	225
Administration	31	46	16	93
Research and Development	32	-	-	32
Other	104	184	40	328
Total	287	311	80	678

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

The following table details the number of our Ordinary Shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 31, 2019. Other than our CEO, David Mahlab, no executive officer beneficially owns more than 1% of our Ordinary Shares as of March 31, 2019.

Name	Title/Office	As a % of Outstanding Ordinary Shares Beneficially Owned(1)	Shares owned as of March 31, 2019	Shares underlying options/warrants that are exercisable within 60 days of March 31, 2019
Yossi Ben Shalom (2)	Chairman of Board of Directors	18.3%	1,491,250	-
Barak Dotan (2)	Director	18.3%	1,491,250	-
David Mahlab	President and CEO	2.4%	48,000	152,850
All directors and officers as a group		20.4%	1,539,250	152,850

(1)	The percentage of outstanding Ordinary Shares beneficially owned is based on 8,160,412 shares outstanding as of March 25, 2019 and includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 25, 2019. The number of shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2019.
(2)	As office holders of DBSI Investment Ltd., Messrs. Yossi Ben Shalom and Barak Dotan may be considered to be the beneficial holders of the 18.3% of our issued and outstanding shares held by DBSI Investment Ltd.

Employee Share Option Plans

For information concerning employee share option plans, see “Item 6- Directors, Senior Management and Employees - Compensation” and Note 13b of our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table and notes thereto set forth certain information as of March 31, 2019, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) of Ordinary Shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our Ordinary Shares.

Name of Beneficial Owner	Percent of Outstanding Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned*
DBSI Investment Ltd.(1)	18.3%	1,491,250
The Phoenix Holding Ltd.(2)	13.9%	1,167,003
Mr. Eduardo Elszstain(3)	7.9%	632,680	(4)

*	The percentage of outstanding Ordinary Shares beneficially owned is based on 8,160,412 outstanding as of March 25, 2019 and includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 25, 2019. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 25, 2019. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.

(1)	As office holders of DBSI Investment Ltd., Messrs. Barak Dotan and Yossi Ben Shalom may be considered to be the beneficial holders of the 18.3% of our outstanding shares held by DBSI.

(2)	Based on information received from the shareholder as of March 20, 2019.

(3)	Based on information received from the shareholder as of January 2, 2019.

(4)	Includes (i) 472,288 Ordinary Shares held by Clal Insurance Enterprises Holdings Ltd., an affiliate of IDB Development Corporation Ltd., or IDB Development, and Israeli corporation, whose debentures are traded on the TASE, and (ii) 160,392 Ordinary Shares held directly by Epsilon Investment House Ltd., an indirect subsidiary of Discount Investment Corporation Ltd., or Discount Investment, an Israeli public corporation. Mr. Elszstain holds indirectly through companies in his control (i) 100% of the shares of IDB Development, and (ii) 78.22% of the shares of Discount Investment.

As of March 24, 2019, there were 24 record holders of our Ordinary Shares, including 14 record holders in the United States (who held approximately 99.4% of our outstanding Ordinary Shares).

Changes in the percentages of ownership held by our various shareholders during the past three years were primarily results the Shagrir Spin-off in 2016 and sale of our shares in the market by main shareholders.

B.	RELATED PARTY TRANSACTIONS

Agreements with Shagrir Spin-Off

In June 2016, we completed the Shagrir Spin-off, following which the shares of our previously wholly owned subsidiary, Shagrir Group commenced trading on the TASE. In connection with the Shagrir Spin-off, all the ordinary shares of the Shagrir Group held by Pointer were distributed to holders of record of the Ordinary Shares of Pointer on June 7, 2016, or the Distribution Record Date. Holders of our Ordinary Shares, or Pointer Shareholders, received one Shagrir ordinary share for each Pointer ordinary share held on the Distribution Record Date subject to withholding tax. The distribution was on a 1 to 1 basis such that one ordinary share of Shagrir Group was distributed to each Pointer Shareholder for each ordinary share of Pointer that they held. Pointer Shareholders were not required to pay any consideration or exchange Pointer Ordinary Shares they held in return for the Shagrir Group’s ordinary shares they received. Following the completion of the Shagrir Spin-off, none of the ordinary shares of Shagrir Group are held by Pointer.

Management Agreement with DBSI Investments Ltd.

As part of a series of investments in the Company as of March 2003 by DBSI Investments Ltd., or DBSI, we entered into a management services agreement with DBSI dated April 2003. Pursuant to the management agreement, DBSI provided us with management services with respect to our business for a period of three years, in consideration for a management fee of $180,000 per annum, to be paid in equal quarterly installments of $45,000. Since then the agreement was extended for additional 36 months periods, upon shareholders approval, when the last extension took place on August 1, 2017.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Consolidated Financial Statements, as required by this item, are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

In August 2014, Pointer Brazil was notified that it had not paid an aggregate of $0.3 million of VAT tax (Brazilian ICMS tax) plus $0.9 million of interest, in addition to a penalty fee in the aggregate of $1.0 million, collectively as of December 31, 2018. The Company is defending such litigation in court and made a provision of $78,000. The potential timeframe for such litigation may extend to 14 years.

In July 2015, the Company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil is required to pay an aggregate amount of approximately $14.0 million. The claim is based on the argument that the services provided by Pointer Brazil should be classified as “Telecommunication Services,” and therefore subject to the State Value Added Tax.

On August 14, 2018, the lower Chamber of the State Tax Administrative Court (TIT) rendered a decision that was favorable to Pointer Brazil in relation to the ICMS demands, but adverse in regards to the clerical obligation of keeping in good order a set of ICMS books and their respective tax receipts. Following this decision, the outstanding balance amounts to $235,000. An appeal was filed by both parties, and currently we are awaiting a ruling from the higher Chamber of TIT. Legal counsel representing Pointer Brazil is of the opinion that it is highly probable that it will receive a favorable judgment, and that no material costs will arise with respect to these claims. For this reason, the Company has not made any provision.

As of December 31, 2018, there are several claims filed and pending against our MRM segment, mainly by its customers. The claims are in an amount aggregating to approximately $0.1 million, and involve claims, which occurred during the ordinary course of business.

In addition, we are, from time to time, named as a defendant in certain routine litigation incidental to our business.

Dividends Distribution Policy

We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition, and subject to the provisions of the Companies Law.

B.	SIGNIFICANT CHANGES

For a description of significant events, which took place since the year ending December 31, 2018, see as incorporated by reference in “Item 4 - Information on the Company – History and Development of the Company” above.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Not applicable.

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

We have currently outstanding one class of securities. Pursuant to a one-for-one hundred reverse share split of our Ordinary Shares with a par value of NIS 3.00 each.

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 or, if required by applicable law and regulations, 35 days, prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one quarter of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to our Articles (other than modifications of shareholders rights as mentioned above);

●	appointment or termination of our auditors;

●	appointment and dismissal of directors;

●	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Companies Law;

●	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders- Sections 286 and 287 of the Companies Law;

●	any merger as provided in section 320 of the Companies Law; and

●	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Companies Law.

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

The Companies Law

We are subject to the provisions of the Companies Law, that, among other things, codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) general manager, (ii) chief business manager, (iii) deputy general manager, (iv) vice general manager, (v) executive vice president, or (vi) vice president or any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, as well as a director, or another manager directly subordinate to the general manager.

The Companies Law requires that an office holder of a company promptly disclose, no later than the first board of directors’ meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Subject to certain exceptions provided for in the regulations to the Companies Law, agreements regarding directors’ terms of employment require the approval of the compensation committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, however, with respect to an individual, he/she may be present at the meeting discussions if the chairman determines that the presence of the person is necessary in order to present the matter. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

(a) all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b) the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, who have a personal interest in the adoption of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board of directors or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also include shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

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

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

●	any amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of interested party transactions that require shareholder approval as provided in sections 255 and 268 to 275 of the Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Companies Law. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Provisions Restricting Change in Control of Our Company

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, and more than half of the shareholders without a personal interest in accepting the offer approve the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if those shareholders who do not approve constitute less than 2% of the issued and outstanding share capital of the company, then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides an exception regarding the threshold requirement for a shareholder that prior to and following February 1, 2000, held over 90% of a company’s issued and outstanding share capital. Furthermore, shareholders may petition the court to alter the consideration for the acquisition. However, subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right.

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

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice, or 35 days’ prior notice to the extent required under the regulations to the Companies Law. Under the Companies Law, merger transactions may be approved by holders of a simple majority of the shares present, in person or by proxy, at a general meeting and voting on the transaction. However, our Articles provide that the majority to approve a merger shall be a majority of our outstanding shares. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

C.	MATERIAL CONTRACTS

Summaries of a number of material contracts relating to Shagrir Systems are included in the below descriptions. All of such contracts were entered into prior to the Shagrir Spin-off, and are included for informational purposes.

Merger Agreement and Related Transactions

On March 13, 2019, we signed a Merger Agreement with I.D. Systems, Parent, a wholly-owned subsidiary of I.D. Systems, Holdco, a wholly-owned subsidiary of I.D. Systems, and Merger Sub, a wholly-owned subsidiary of Holdco. Under the terms of the Merger Agreement, our shareholders will be entitled to $8.50 in cash and 1.272 shares of Parent for each of our Ordinary Shares that they own, implying approximately 50% cash and 50% stock consideration, and total consideration valued at approximately $16.44 per share based on I.D. Systems’ closing stock price on March 12, 2019.

The closing of the Merger remains subject to shareholder approval by both our shareholders and I.D. Systems’ shareholders, as well as the satisfaction of the remaining conditions specified by the Merger Agreement. Please see “Item 3.D – Risk Factors” or “Item 4.A – History and Development of the Company” for further information, as well as in the exhibits to this annual report for more details on the Merger Agreement and Investment Agreement and the other transactions contemplated thereby.

Loan Agreements

As of December 31, 2018, the Company had an aggregate amount of approximately $5.0 million in outstanding loans from Bank Hapoalim and Bank Leumi.

$4.2 million of such outstanding amount consists of loans in the amount of $3 million from Bank Hapoalim and $3 million from Bank Leumi, the Company received in order to finance the acquisition of Cielo on October 2016. The interest is payable at a determined rate above the London Interbank Offered Rate, or Libor. The loan from Bank Hapoalim should be repaid in 12 quarterly installments commencing December 31, 2017 and the loan from Bank Leumi should be repaid in 12 quarterly installments commencing September 30, 2017, and are subject to certain covenants as described in Note 10. In addition, the covenants for our outstanding previous loans were amended in connection with the acquisition of Cielo.

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

Israeli Tax Considerations

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

General Corporate Tax Structure

Israeli resident companies are generally subject to corporate tax with respect to taxable income at the rate of 26.5% for the year 2015, 25% for the year 2016, 24% for the year 2017 and 23% for the year 2018 and thereafter.

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

Tax benefits under the 2011 Amendment

In January 2011, the Knesset enacted a reform to the Law for the Encouragement of Capital Investments, 5719-1959, or the Law, effective January 2011, or the 2011 Amendment. According to the 2011 Amendment, a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, or the TP Regs, promulgated under Section 85A of the Tax Ordinance, came into effect. Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs do not have a material effect on the Company.

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

Encouragement of Industrial Research and Development Law, 5744 -1984

Under the terms of the pre-R&D Amendment regime, research and development programs approved by the Research Committee of the OCS, or the Research Committee, were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the OCS would award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

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

Israeli Capital Gains Tax

As of January 1, 2012, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder who is the owner, alone or together with another person (another person referred to herein as a family relative or a person who has a permanent cooperation under an agreement on material matters of the cooperation) of 10% or more in the right to profits, right to nominate a director (or an officer), voting rights, right to receive assets upon liquidation, or right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right) in the company issuing the shares.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2016) on annual income exceeding a certain threshold (NIS 649,560 for the year 2019, NIS 641,880 for the year 2018, NIS 640,000 for the year 2017, and NIS 803,520 for the year 2016), including, but not limited to, dividends, interest and capital gains.

United States Federal Corporate Income Tax Considerations

Pointer Telocation Inc. is taxed under United States federal and state tax rules. Income tax is calculated at a federal tax rate of 21% rate.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or TCJA, was signed into law making significant changes to U.S. income tax law, including a federal corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, and the transition of U.S. international taxation from a worldwide tax system to a territorial system.

United States Federal Income Tax Considerations for U.S. Holders

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our Ordinary Shares. A “U.S. Holder” means a holder of our Ordinary Shares who is:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder, or a Non-U.S. Holder. This discussion considers only U.S. Holders that will own our Ordinary Shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our Ordinary Shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

●	are broker-dealers or insurance companies;

●	have elected mark-to-market accounting;

●	are tax-exempt organizations or retirement plans;

●	are financial institutions;

●	hold our Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

●	acquired our Ordinary Shares upon the exercise of employee stock options or otherwise as compensation;

●	own directly, indirectly or by attribution at least 10% of our voting power;

●	own our warrants;

●	have a functional currency that is not the U.S. dollar;

●	are grantor trusts;

●	are S corporations;

●	are certain former citizens or long-term residents of the United States; or

●	are real estate investment trusts or regulated investment companies.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-United States laws or the possible application of United States federal gift or estate tax.

Each holder of our Ordinary Shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws to such person’s particular circumstances.

Taxation of U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares.  A U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our Ordinary Shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

For U.S. Holders that are corporations, the the Tax Cuts and Jobs Act of 2017, or TCJA, provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.”

Subject to the discussion below under “Medicare Tax” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., Nasdaq) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received.  A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders, other than certain U.S. Holders that are corporations, may have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the Ordinary Shares if such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Subject to the discussion below under “Medicare Tax,” capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 20% for taxable years beginning after December 31, 2012).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as United States source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares generally is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax. With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our Ordinary Shares. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our Ordinary Shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 25%) on dividends paid on, or proceeds from the disposition of, our Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Certain individuals who are U.S. Holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our Ordinary Shares, if the total value of those assets exceed certain thresholds. U.S. Holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable

G.	STATEMENT BY EXPERTS

Not Applicable

H.	DOCUMENTS ON DISPLAY

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website at www.pointer.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the course of our business, we are exposed to market risks that include fluctuations in foreign currency exchange rates, interest rates and the Israeli, Argentinean and Brazilian CPI. Other than if we deem it to be necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments.

The reporting currency of Pointer is the U.S. Dollar. Within the parent company, the Cellocator operations’ functional currency is the U.S. Dollar. The majority of our revenues is generated in or linked to Dollars and a substantial portion of its costs is incurred in Dollars. Therefore, the Dollar is the currency of the primary economic environment in which Cellocator operates. The MRM operations’ functional currency is mostly NIS and other foreign currencies. The majority of the MRM operations’ revenues in Israel are generated in, or linked to, NIS and a substantial portion of its costs is incurred in NIS. Therefore, the NIS is the currency of the primary economic environment in which the MRM operation operates.

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

As of December 31, 2018 and 2017, accumulated foreign currency translation differences are $(8.2) million and $(2.3) million, respectively.

Foreign exchange risk

While our functional currency is the U.S. Dollar, we also have some non-U.S. Dollar or non-U.S. Dollar linked currency exposures. These exposures are mainly derived from our non-U.S. Dollar revenues and expenses and non-U.S. Dollar accounts receivable, payments to suppliers and subcontractors, obligations in other currencies and payroll related expenses which are mainly incurred in NIS.

Our operating and pricing strategies take into account the changes in exchange rates which occur over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have an adverse material effect on our business, operating results or financial condition.

We entered into derivative instrument arrangements (forward contracts) to hedge a portion of anticipated NIS payroll payments. We did not have any forward exchange contracts in 2016, 2017 or 2018. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the derivative instruments is included in payroll expenses in the statements of income. Pointer excludes forward to spot differences from the OCI and recognizes such gains or losses in financial expenses. During 2018, there were no gains or losses recognized in earnings for hedge ineffectiveness, other than forward to spot differences.

Market risk was estimated as the potential change in fair value resulting from a hypothetical 10% change in the year-end U.S. Dollar exchange rate.

Our revenues and expenses generated in NIS are exposed to exchange rate fluctuations between the NIS and the US Dollar. As of December 31, 2018 we had net assets of $43.2 million and net income of $6.2 million denominated in the NIS. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the NIS would thus result in approximately a $0.8 million net decrease in our net income.

Our revenues and expenses generated in Euro are exposed to exchange rate fluctuations between the Euro and the US Dollar. As of December 31, 2018 we had net assets of $1.1 million and net income of $4.3 million, denominated in the Euro. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in Dollar revenues and net income. A hypothetical 10% devaluation of the Dollar against the Euro would thus result in approximately $0.4 million net decrease in our income.

Our revenues and expenses generated in Brazilian Real are exposed to exchange rate fluctuations between the Brazilian Real and the US Dollar. As of December 31, 2018 we had net assets of $12.6 million and net income of $1.3 million, denominated in the Brazilian Real. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net income. A hypothetical 10% devaluation of the US Dollar against the Brazilian Real would thus result in an approximate $0.1 million net decrease in our income.

Our revenues and expenses generated in Argentinean Pesos are exposed to exchange rate fluctuations between the Argentinean Pesos and the U.S. Dollar. As of December 31, 2018 we had net assets of $0.6 million and net income of $0.3 million, denominated in the Argentinean Pesos. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Argentinean Pesos would thus result in an approximate $27,000 net decrease in our income.

Our revenues and expenses generated in Mexican Pesos are exposed to exchange rate fluctuations between the Mexican Peso and the U.S. Dollar. As of December 31, 2018 we had we had net assets of $3.1 million and net income of $4.6 million, denominated in the Mexican Peso. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Mexican Peso would thus result in approximately a $0.5 million net decrease in our income.

Our revenues and expenses generated in Indian Rupee are exposed to exchange rate fluctuations between the Indian Rupee and the U.S. Dollar. As of December 31, 2018 we had we had net assets of $0.6 million and net income of $1.2 million, denominated in the Indian Rupee. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the Indian Rupee would thus result in approximately a $0.1 million net decrease in our income.

Our revenues and expenses generated in South African Rand are exposed to exchange rate fluctuations between the South African Rand and the US Dollar. As of December 31, 2018 we had we had net assets of $0.9 million and net loss of $0.4 million, denominated in the South African Rand. Assuming an adverse foreign exchange rate fluctuation, we would experience a change in US Dollar revenues and net loss. A hypothetical 10% devaluation of the US Dollar against the South African Rand would therefore be immaterial.

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to loans we received from banks and other lenders. Please see “Item 5 – Operating Results- Impact of Exchange Rate Fluctuations” for further information. As of December 31, 2018, we had outstanding loans of $5.0 million which bear variable interest rates.

Israeli CPI

Our exposure to market rate risk for changes in the Consumer Price Index, or CPI. As of December 31, 2018, we had no outstanding loans which are linked to CPI.

The table below details the balance sheet exposure by currency and interest rates:

		Expected Maturity Dates
Interest		2019	2020	2021	2022	2023 and thereafter
		In Thousands
ASSETS:

Cash - in U.S. Dollars		3,576	-	-	-	-
Cash- in NIS		3,711	-	-	-	-
Cash- in other currency:		1,241	-	-	-	-

LIABILITIES:

Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in, or linked to, dollars		-	-	-	-	-
Short-term bank credit in other currencies		-	22	-	-	-
Long-term loans (including current maturities) In U.S. Dollars:	LIBOR +2	-	2,332	1,512	1,173	-
In other currencies	-	-	-	-	-	-

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2018. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)	Management’s Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Company’s principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is defined in Rule 13a-15(f) or Rule 15d-15(f) under of the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP; (3) provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2018, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

(c)	Attestation report of the registered public accounting firm.

Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included elsewhere in this annual report.

(d)	Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Arieh Ben-Yosef is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a code of ethics and business conduct, which applies to all of our employees, officers and directors, including our Chief Executive Officer and our Chief Financial Officer.

Our code of ethics, as may be amended from time to time, is publically available free of charge upon written request addressed to: Quality Manager, Pointer Telocation Ltd., 14 Hamelacha Street, Rosh Ha’ayin, 4809133 Israel, fax: +972-3-5723100.

Our code of ethics, as may be amended from time to time, is publicly available on our website at https://www.pointer.com/investor-relations/corporate-governance-2/. Future amendments and any waivers to our code of ethics will be posted on our website to the extent required.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by our principal auditor Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global for the audit of our consolidated annual financial statements for the years ended December 31, 2018 and 2017.

	2018	2017

Audit Fees (1)	196	131
Audit Related Fees (2)	20	20
Tax Fees (3)	42	36
All Other Fees	8	50

(1)	Audit Fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for services not provided in Audit Fees, including due diligence necessary for the implementation of new account standards.

(3)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payments, as they relate to such services provided in Israel.

Pre-Approval Policies and Procedures

Our audit committee has approved all audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditors, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The audit committee has not approved prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and the audit committee considers whether proposed services are compatible with the independence of the public accountants. All the services provided by our independent accountants in 2018 were approved by our audit committee.

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

As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules, as follows:

●	Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders, but we do however make our audited financial statements available to our shareholders prior to our annual general meeting and file quarterly financial results with the Securities Exchange Commission on Form 6-K.

●	As opposed to Rule 5620(c) of the Nasdaq Listing Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles, consistent with the Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person holding 25% of the voting power of the company.

●	All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Companies Law, and are not subject to the review process set forth in Rule 5630 of the Nasdaq Listing Rules. For a detailed discussion please see “Item 10.B. - Additional Information – Memorandum and Articles of Association- “Nasdaq Listing Rules and Home Country Practices.”

●	We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Companies Law rather than under the requirements of the Nasdaq Listing Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

●	A majority of our board of directors is not comprised of independent directors as defined in the Nasdaq Listing Rules, but our board of directors contains two external directors in accordance with the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for directors which are presented to our shareholders are also generally made by our directors. Also, the Israeli law allows external directors to present their nomination to the shareholders themselves, however, it does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

●	Our audit committee does not comply with all the requirements of Rule 5605 of the Nasdaq Marketplace Rules (though all members are independent as such term is defined under Rule 10A-3 of the Exchange Act of 1934, as amended). Rather, our audit committee complies with all of the requirements under Israeli law. Israeli law does not require and our board has not adopted a formal written audit committee charter. For further information please see “Item 6 - Directors, Senior Management and Employees – Board Practices.”

●	We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our Articles, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under the Nasdaq’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules.

●	We do not necessarily seek shareholder approval for the establishment of, and amendments to, share option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our share option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the share option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our share option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

See “Item 6 - Directors, Senior Management and Employees – Board Practices” and Item “10.B. - Additional Information – Nasdaq Marketplace Rules and Home Country Practices” for further information on the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the Nasdaq Capital Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1, filed with the SEC on June 10, 1994 (registration number 33-76576).

1.2	Amended and Restated Articles of Association of the Company as approved on June 16, 2017, filed by us as Exhibit 1.2 to the Annual Report on Form 20-F as filed with the SEC on March 27, 2018, and incorporated herein by reference.

4.1*	Pointer Telocation Ltd. 2013 Global Share Incentive Plan.

4.2	The Compensation Policy of the Company approved by the Shareholders on June 15, 2018, filed by the Company as Exhibit A to the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the SEC on May 2, 2018, and incorporated herein by reference.

4.3	Management Service Agreement between the Company and DBSI dated August 1, 2017, filed by the Registrant as Exhibit A to Proposal 6 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the SEC on May 3, 2017, and incorporated herein by reference.

4.4	Form of Letter of Indemnification between the Company and the Directors of the Company, filed by the Registrant as Exhibit C to Proposal 7 of the Proxy Statement included as Exhibit 1 to the Form 6-K as filed with the SEC on May 3, 2017, and incorporated herein by reference.

4.5	Purchase and Sale Agreement dated as of August 24, 2016 by and among the Pointer do Brasil Comercial Ltda., the Kolberg Family Members and the Companies, as defined therein, filed by the Registrant as Exhibit 4.9 to the Form 20-F as filed with the SEC on April 27, 2017, and incorporated herein by reference.

4.6	Agreement and Plan of Merger, dated March 13, 2019, by and among the Pointer Telocation Ltd., I.D. Systems, Inc., PowerFleet Inc., Powerfleet Israel Holding Company Ltd. and Powerfleet Israel Acquisition Company Ltd., filed by the Registrant as Exhibit 99.1 to the Form 6-K as filed with SEC on March 15, 2019, and incorporated herein by reference.

4.7	Investment and Transaction Agreement, dated March 13, 2019, by and among I.D. Systems, Inc., PowerFleet Inc., PowerFleet US Acquisition Inc., and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P., filed by the Registrant as Exhibit 99.2 to the Form 6-K as filed with SEC on March 15, 2019, and incorporated herein by reference.

4.8	Voting and Support Agreement, dated March 13, 2019, by and among DBSI Investments Ltd., as the Stockholder, Pointer Telocation Ltd., I.D. Systems, Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P., filed by the Registrant as Exhibit 99.3 to the Form 6-K as filed with SEC on March 15, 2019, and incorporated herein by reference.

8.1*	A list of the Registrant’s subsidiaries.

12.1*	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

14.1*	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel).

14.2*	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Pointer Argentina S.A.).

14.3*	Consent of Baker Tilly Brasil Norte SS Auditores Independentes - EPP (Pointer do Brasil Comercial Ltda.).

14.4*	Consent of Mazars Certified Public Accountants (Pointer SA (PTY) Ltd) for report dated February 22, 2019.

14.5*	Consent of Mazars Certified Public Accountants (Pointer SA (PTY) Ltd.), for report dated March 26, 2018.

101*	The following financial information from Pointer Telocation Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016 (ii) Consolidated Balance Sheets at December 31, 2018 and 2017; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements (filed herewith).

*	Filed herewith
**	Furnished herewith

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POINTER TELOCATION LTD.

By :	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors

April 1, 2019

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road, Building A	Fax: +972-3-5622555
Tel-Aviv 6492102, Israel	ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

POINTER TELOCATION LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pointer Telocation Ltd. and subsidiaries (“the Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2019 and the report of the other auditors, expressed an unqualified opinion thereon.

We did not audit the financial statements of Pointer Argentina S.A, Pointer Do Brasil Comercial Ltda. and Pointer SA (PTY) Ltd., (the “Subsidiaries”), whose financial statements reflect total assets constituting 13.9% and 18% as of December 31, 2018 and 2017, respectively, and total revenues constituting 26.2%, 29.5% and 27% of the related consolidated revenues for the years ended December 31, 2018, 2017 and 2016, respectively. The financial statements of the Subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for the Subsidiaries, is based solely on the reports of the other auditors.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 1995.

Tel-Aviv, Israel

April 1, 2019

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road, Building A	Fax: +972-3-5622555
Tel-Aviv 6492102, Israel	ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

POINTER TELOCATION LTD.

Opinion on Internal Control over Financial Reporting

We have audited Pointer Telocation Ltd. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO Criteria.

We did not examine the effectiveness of internal control over financial reporting of Pointer do Brazil Commercial Ltda., a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 13% and 16%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. The effectiveness of Pointer do Brazil Commercial Ltda. Company’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Pointer do Brazil Commercial Ltda. Company’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017 and the related consolidated statements of operations, statements of comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes of the Company, and our report dated April 1, 2019 expressed based on our audit and the report of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Tel-Aviv, Israel

April 1, 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Pointer Comercial do Brasil Ltda.

Opinions on the Financial Statements and Internal Control over Financial Reporting

Opinion

We have audited the accompanying consolidated balance sheets of Pointer Comercial Brasil Ltda (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework: 2013 issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Baker Tilly Brasil Norte SS Auditores Independentes

We have served as the Company’s auditor since 2016.

Barueri, São Paulo, Brazil.

February 27, 2019.

Grant Thornton Argentina
Av. Corrientes 327 Piso 3°
C1043AAD – Buenos Aires
Report of Independent Registered Public Accounting Firm	Argentina
T (54 11) 4105 0000
Board of Directors and Shareholders	F (54 11) 4105 0100
E post@gtar.com.ar
Pointer Argentina S.A.	www.gtar.com.ar

Opinion on the financial statements

We have audited the accompanying balance sheets of Pointer Argentina S.A. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations and comprehensive (loss) income, changes in shareholders’ surplus, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ GRANT THORNTON ARGENTINA

Adler, Hasenclever & Asociados Sociedad de Responsabilidad Limitada

We have served as the Company’s auditor since 2003.

Buenos Aires, Argentina.

February 7, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Pointer SA Proprietary Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Pointer SA Proprietary Limited (the “Company”) as of December 31, 2018 and 2017, the related statements of comprehensive income, changes in equity, and cash flows, for each of the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Mazars

Mazars

Partner: Andries Batt

Registered Auditor

22 February 2019

Cape Town

REGISTERED AUDITOR – A FIRM OF CHARTERED ACCOUNTANTS (SA) ● IRBA REGISTRATION NUMBER 900222

Mazars House Rialto Road Grand Moorings Precinct Century City 7441 ● PO Box 134 Century City 7446 ● Docex 9 Century City

Tel: +27 21 818 5000 ● Fax: +27 21 818 5001● cpt@mazars.co.za ● www.mazars.co.za

PARTNERS: H SAVEN (NATIONAL CHAIRMAN), MC OLCKERS (MANAGING PARTNER), LD AURET, JM BARNARD, AK BATT, H CASPER, FJ CRONJE, AS DE JAGER, DS DOLLMAN, M EDELBERG, Y FERREIRA, T GANGEN, AK HOOSAIN, MY ISMAIL, N JANSEN, B MBUNGE, FN MILLER, G MOLYNEUX, S NAIDOO, MG ODENDAAL, D RESNICK, BG SACKS, MA SALEE, N SILBOWITZ, SM SOLOMON, HH SWANEPOEL, MJA TEUCHERT, JC VAN TUBBERGH, EC VAN HEERDEN, J WATKINS-BAKER, J WESSELS

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

/s/ Mazars

Partner: Andries Batt

Registered Auditor

26 March 2018

Cape Town

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	8,528	7,375
Trade receivables (net of allowance for doubtful accounts of $1,464 and $1,127 at December 31, 2018 and 2017, respectively)	13,902	13,660
Other accounts receivable and prepaid expenses (Note 3)	3,362	2,865
Inventories (Note 4)	6,432	6,551

Total current assets	32,224	30,451

LONG-TERM ASSETS:
Long-term loan to related party	948	973
Long-term accounts receivable	898	891
Long-Term contract assets	360	225
Severance pay fund (Note 2r)	3,038	3,546
Property and equipment, net (Note 5)	5,915	5,848
Other intangible assets, net (Note 6)	1,229	1,935
Goodwill (Note 7)	37,538	41,010
Deferred tax asset (Note 15)	7,934	9,585

Total long-term assets	57,860	64,013

Total assets	90,084	94,464

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	2,354	5,101
Trade payables	5,743	6,204
Deferred revenues and customer advances	785	777
Other accounts payable and accrued expenses (Note 9)	8,490	9,117

Total current liabilities	17,372	21,199

LONG-TERM LIABILITIES:
Long-term loans from banks (Note 10)	2,685	5,015
Deferred taxes and other long-term liabilities (Note 11)	360	838
Accrued severance pay (Note 2r)	3,531	3,996

Total long term liabilities	6,576	9,849

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

EQUITY:
Pointer Telocation Ltd’s shareholders’ equity:
Share capital (Note 13) Ordinary shares of NIS 3 par value - Authorized: 16,000,000 shares at December 31, 2018 and 2017; Issued and outstanding: 8,134,303 and 8,059,094 shares at December 31, 2018 and 2017, respectively	6,050	5,995
Additional paid-in capital	130,309	129,076
Accumulated other comprehensive loss	(8,151)	(2,340)
Accumulated deficit	(62,278)	(69,597)

Total Pointer Telocation Ltd’s shareholders’ equity	65,930	63,134

Non-controlling interest	206	282

Total equity	66,136	63,416

Total liabilities and equity	90,084	94,464

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2017	2016
Revenues (Note 17c):
Products	25,243	26,182	22,784
Services	52,543	51,973	41,569

Total revenues	77,786	78,155	64,353

Cost of revenues:
Products	15,104	16,073	13,904
Services	21,674	21,914	18,672

Total cost of revenues	36,778	37,987	32,576

Gross profit	41,008	40,168	31,777

Operating expenses:
Research and development	4,707	4,051	3,669
Selling and marketing	14,560	14,038	11,774
General and administrative	11,169	11,275	9,004
Amortization of intangible assets	456	463	473
Acquisition related costs	300	32	609

Total operating expenses	31,192	29,859	25,529

Operating income	9,816	10,309	6,248
Financial expenses, net (Note 19)	1,133	1,004	1,046
Other expenses, net	3	5	9

Income before taxes on income	8,680	9,300	5,193
Tax expenses (income), (Note 15)	1,753	(7,221)	1,845

Income from continuing operations	6,927	16,521	3,348
Income from discontinued operation, net (Note 18)	-	-	154
Net income	6,927	16,521	3,502

Other comprehensive income:
Currency translation adjustments of foreign operations	(5,811)	3,293	1,311
Total comprehensive income	1,116	19,814	4,813

Profit (loss) from continuing operations attributable to:
Pointer Telocation Ltd’s shareholders	6,963	16,518	3,324
Non-controlling interests	(36)	3	24
	6,927	16,521	3,348

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2017	2016

Profit from discontinued operations attributable to:
Pointer Telocation Ltd’s shareholders	-	-	120
Non-controlling interests	-	-	34
	-	-	154
Earnings per share attributable to Pointer Telocation Ltd’s Shareholders (Note 14):

Basic net earnings:
Earnings from continuing operations	0.85	2.07	0.43
Earnings from discontinued operations	-	-	0.02
	0.85	2.07	0.45

Diluted net earnings:
Earnings from continuing operations	0.84	2.03	0.43
Earnings from discontinued operations	-	-	0.02
	0.84	2.03	0.45

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLOIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd’s Shareholders
				Accumulated
	Number of	Share	Additional paid-in	Other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2016	7,784,644	5,770	128,410	(6,254)	(71,822)	(1,069)	55,035
Exercise of options	89,275	67	31	-	-	-	98
Stock-based compensation expenses	-	-	320	-	-	-	320
Exercise of options in subsidiary	-	-	(323)	323	-	-	-
Distribution of a subsidiary as a divided in kind	-	-	-	(213)	(17,737)	373	(17,577)
Other comprehensive income	-	-	-	511	-	800	1,311
Net income attributable to Non-controlling interest	-	-	-	-	-	58	58
Net income attributable to Pointer shareholders	-	-	-	-	3,444	-	3,444

Balance as of December 31, 2016	7,873,919	5,837	128,438	(5,633)	(86,115)	162	42,689
Issuance of shares in respect of Stock-based compensation	185,175	158	237	-	-	-	395
Stock-based compensation expenses	-	-	401	-	-	117	518
Other comprehensive income	-	-	-	3,293	-	-	3,293
Net income attributable to Non -controlling interest	-	-	-	-	-	3	3
Net income attributable to Pointer shareholders	-	-	-	-	16,518	-	16,518

Balance as of December 31, 2017	8,059,094	5,995	129,076	(2,340)	(69,597)	282	63,416
Effect of adoption of ASC Topic 606	-	-	-	-	356	-	356
Exercise of options	75,209	55	35	-	-	-	90
Stock-based compensation expenses	-	-	1,198	-	-	-	1,198
Other comprehensive loss	-	-	-	(5,811)	-	(40)	(5,851)
Net loss attributable to Non-controlling interest	-	-	-	-	-	(36)	(36)
Net income attributable to Pointer shareholders	-	-	-	-	6,963	-	6,963

Balance as of December 31, 2018	8,134,303	6,050	130,309	(8,151)	(62,278)	206	66,136

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:
Net income	6,927	16,521	3,502
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,571	2,924	3,258
Accrued interest and exchange rate changes of debenture and long-term loans	(20)	52	29
Accrued severance pay, net	71	93	20
Gain from sale of property and equipment, net	(101)	(113)	(232)
Stock-based compensation	1,198	380	320
Increase in trade receivables, net	(1,121)	(1,616)	(3,489)
Increase in other accounts receivable and prepaid expenses	(855)	(206)	(942)
Increase in inventories	(56)	(1,170)	(1,063)
Decrease (increase) deferred income taxes	779	(8,018)	1,774
Decrease in long-term accounts receivable	220	165	99
Increase (decrease) in trade payables	48	(1,597)	3,346
Increase (decrease) in other accounts payable and accrued expenses	(1,064)	2,285	2,455

Net cash provided by operating activities	8,597	9,700	9,077

Cash flows from investing activities:
Purchase of property and equipment	(2,721)	(3,033)	(4,129)
Purchase of other intangible assets	-	(233)	(115)
Proceeds from sale of property and equipment	101	114	648
Acquisition of subsidiary (a)	-	-	(8,531)

Net cash used in investing activities	(2,620)	(3,152)	(12,127)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from financing activities:

Receipt of long-term loans from banks	-	-	6,263
Repayment of long-term loans from banks	(5,078)	(4,875)	(4,976)
Proceeds from issuance of shares and exercise of options, net of issuance costs	90	395	98
Distribution as a dividend in kind of previously consolidated subsidiary (b)	-	-	(1,870)
Short-term bank credit, net	32	(231)	716

Net cash provided (used) in financing activities	(4,956)	(4,711)	231

Effect of exchange rate on cash and cash equivalents	132	(528)	(462)

Increase (decrease) in cash and cash equivalents	1,153	1,309	(3,281)
Cash and cash equivalents at the beginning of the year	7,375	6,066	9,347

Cash and cash equivalents at the end of the period- continuing operations	8,528	7,375	6,066
Cash and cash equivalents at the end of the period- discontinued operation	-	-	-

Cash and cash equivalents at the end of the year	8,528	7,375	6,066

(a) Acquisition of subsidiary:
Working capital (Cash and cash equivalent excluded)	-	-	(334)
Property and equipment	-	-	(1,239)
Intangible assets	-	-	(2,098)
Goodwill	-	-	(6,070)
Deferred taxes	-	-	714
Payables for acquisition of investments in subsidiaries	-	-	496

	-	-	(8,531)

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
(b) Distribution as a dividend in kind of previously consolidated subsidiary:
The subsidiaries’ assets and liabilities at date of distribution:
Working capital (excluding cash and cash equivalents)	-	-	(5,443)
Property and equipment	-	-	7,048
Goodwill and other intangible assets	-	-	15,883
Other long term liabilities	-	-	(1,781)
Non-controlling interest	-	-	373
Accumulated other comprehensive loss	-	-	(213)
Dividend in kind	-	-	(17,737)

	-	-	(1,870)

(c) Non-cash investing activity:

Purchase of property and equipment	61	61	48

(d) Supplemental disclosure of cash flow activity:

Cash paid during the year for:
Interest	469	703	567

Income taxes	729	540	20

The accompanying notes are an integral part of the consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Pointer Telocation Ltd. (the “Company”) was incorporated in Israel and commenced operations in July 1991. The Company conducts its operations through two main segments. Through its Cellocator segment, the Company designs, develops and produces leading mobile resource management products, including asset management, fleet management, and security products, for sale to third party operators providing Mobile Resource Management services (“MRM”) and to our MRM segment. Through its MRM segment, the Company acts as an operator by bundling its products together with a range of services, including fleet management services, asset management services and stolen vehicle retrieval services.

The Company provides services, for the most part, in Israel, Argentina, Mexico, South Africa and Brazil, through its local subsidiaries and affiliates. The Company sells its products worldwide directly through its local subsidiaries, and through its affiliates to independent operators in order to provide similar services in Latin America, Europe, India and other countries utilizing the Company’s technology and operational know-how. The Company’s shares are traded on the Nasdaq Capital Market.

b.	On June 8, 2016, Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities. The Company listed Shagrir’s shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir through that date are included in Pointer’s results as discontinued operations. See also Note 18.

c.	The Company holds 99.6% of the share capital of Argentina SA’s (formerly Tracsat S.A.) (“Pointer Argentina”). Pointer Argentina is the operator of the Company’s systems and products that provides fleet management and stolen vehicle recovery services in Buenos Aires, Argentina.

d.	The Company holds 100% of the share capital of Pointer Recuperation de Mexico S.A. de C.V. (“Pointer Mexico”). Pointer Mexico provides fleet management along with stolen vehicle recovery services to its customers in Mexico, it is also responsible for distributing the Company’s products throughout Mexico.

e.	The Company holds 100% of the share capital of Pointer do Brasil Comercial S.A. (“Pointer Brazil”). In October 7, 2016, the Company acquired 100% interest in Cielo Telecom Ltd. (“Cielo”), a fleet management services company based in South Brazil. Cielo Telecom manages fleet customers covering approximately 16,000 trucks. In July 31, 2018, the Company concluded the merger process of Cielo.

f.	In October 2008, the Company established a wholly-owned subsidiary in the United States, Pointer Telocation Inc.

g.	On September 9, 2014, the Company acquired 100% interest in Global Telematics S.A. Proprietary Limited (“Global Telematics”), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

On October 2, 2017, the Company sold 2,519,544 ordinary shares of Pointer South Africa, representing approximately 12% of Pointer South Africa’s issued and outstanding share capital as of the date thereof, to Ms. Preshnee Moodley, who serves on Pointer South Africa’s Board of Directors, in exchange for her services. Following the consummation of the transaction, the Company now holds 88% of the issued share capital of Pointer South Africa.

h.	In May 2012, the Company established a wholly-owned subsidiary in India, Pointer Telocation India Private Limited.

i.	On October 6, 2016, the Company’s shareholders approved a compensation policy for the Company’s directors and officers (the “Compensation Policy”). The Compensation Policy includes, among other issues prescribed by Israeli Companies Law, 5799-1999 (the “Companies Law”), a framework for establishing the terms of office and employment of the office holders, and guidelines with respect to the structure of the variable pay of office holders. The Compensation Policy includes compensation, bonus and benefits strategy for office holders which is designed in order to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture in order to promote the long-term success of the Company.

j.	On October 7, 2016, the Brazilian subsidiary acquired 100% interest in Cielo Telecom Ltd. (“Cielo”), a fleet management services company based in South Brazil.

On the acquisition date, the fair value of the consideration transferred totaled $8.5 million in cash.

The acquisition was accounted for under the purchase method of accounting as determined by ASC Topic 805, “Business Combinations”. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

Working capital, net	334
Property and equipment	1,239
Other intangible assets	2,098
Goodwill	6,070
Deferred taxes	(714)
Payables for acquisition of investments in subsidiaries	(496)

$8,531

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the year ended December 31, 2016, assuming that the acquisitions of Cielo occurred on January 1, 2016. The pro forma information is not necessarily indicative of the results of operations that would have actually occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

Year ended December 31,
2016
Unaudited

Revenues	$67,468

Net income attributable to Pointer shareholders’ from continuing operations	$3,820

Basic income per share	$0.49

Diluted income per share	$0.48

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

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

The Company’s reporting currency is the U.S. dollar.

The majority of the revenues of the Company’s Cellocator business are generated in U.S. dollars (“USD”) or linked to the USD. In addition, a substantial portion of the Company’s Cellocator business’ costs are incurred in USD. The Company’s management believes that the USD is the primary currency of the economic environment of the Cellocator business and thus its functional currency. Due to the fact that Argentina has been determined to be highly inflationary, The financial statements of Pointer Argentina have been remeasured as if its functional currency was the USD since 1 July 2018.

The majority of revenues generated by the Company’s MRM business are raised in Israeli NIS (“NIS”), or linked to the NIS. In addition, a substantial portion of the Company’s MRM business costs are incurred in NIS. The Company’s management believes that the NIS is the primary currency of the economic environment of the MRM business and thus its functional currency.

For those subsidiaries whose functional currency has been determined to be their local currency (for Pointer Mexico- the Mexican peso; for Pointer Inc. the USD; for Pointer do Brazil Comercial Ltda. the Brazilian Real), assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component, other comprehensive income (loss), in shareholders’ equity (deficiency).

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

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “moving average” cost method. Inventory consists of raw materials, work in process and finished products. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2018, 2017 and 2016, the Company and its subsidiaries wrote-off approximately net amount of $346, $129 and $147, respectively. The net write-offs are included in the cost of revenues.

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

ASC 350 prescribes a two-phase process for the impairment testing of goodwill.

In the evaluation of goodwill for impairment, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured under step two of the impairment analysis. In the first phase of impairment testing, goodwill attributable to the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

No impairment losses were identified in 2018, 2017 or 2016.

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

Backlog is amortized over a three-year period.

Non- competition agreement is amortized over a three-year period.

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

No impairment losses were identified in 2018, 2017 and 2016.

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

No impairment losses were identified in 2018, 2017 and 2016.

j.	Provision for warranty:

The Company and its subsidiaries generally grant an assurance type waaranty of one-year to three-year for their products. The Company and its subsidiaries estimate the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time which product revenue is recognized. Factors that affect the warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company and its subsidiaries periodically assess the adequacy of its recorded warranty liabilities and adjust the amounts as necessary. Changes in the Company’s and its subsidiaries’ product liabilities (which are included in other accounts payable and accrued expenses and other long term liabilities’ captions in the Balance Sheet) during 2018 and 2017 are as follows:

	Year ended December 31,
	2018	2017

Balance, beginning of the year	567	604
Warranties issued during the year	346	468
Settlements made during the year	(118)	(145)
Expirations	(351)	(360)

Balance end of year	444	567

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company and its subsidiaries generate revenue from subscriber fees for the provision of services and sales of systems and products, mainly in respect of asset management services, fleet management services, stolen vehicle recovery services and other value added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers.

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”:

On January 1, 2018, the Company adopted the new guidance on Revenue from Contracts with Customers under Topic 606 using the modified retrospective transition method.

Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting treatment under Topic 605.

The core principle of the standard is for companies to recognize revenue to depict the transfer of control of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services.

In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

(1)	Identify the contract with a customer:

A contract is an agreement between two or more parties that creates enforceable rights and obligations. In evaluating the contract, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

The Company determines whether collectability is reasonably assured on a customer-by-customer basis pursuant to its credit review policy.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(2)	Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

The main performance obligations are the provisions of the following:

Product, services and NRE.

(3)	Determine the transaction price:

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer.

When a contract provides a customer with payment terms of more than a year, the Company considers whether those terms create variability in the transaction price and whether a significant financing component exists.

(4)	Allocate the transaction price to the performance obligations in the contract:

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The contract transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company does not have any significant extended payments terms.

Some of the contracts have multiple performance obligations, including contracts that combine product with installation and customer support. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract.

(5)	Recognize revenue when a performance obligation is satisfied:

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Product revenue is recognized at a point of time when the product have been delivered. The Company recognizes revenue from products when a customer takes possession of the product.

The Company recognizes revenues from services on a straight line over the service contractual period, starting at commencement of the services. Renewals of service contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the term.

Products and services may be sold separately or in bundled packages. The typical length of a contract for service is 36 months.

Services including leased devices and installation recognized on a straight line over the service contractual period, starting at commencement of services.

For products sold separately, customers pay in full at a point of sale. For devices sold in bundled packages, customers usually pay monthly in equal installments over the period of 36 months.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Set-up fees are recognized at a point of time upon completion and professional services are recognized over the time on a straight line over the services contractual period. Software as a Service (“SAAS”) revenues are recognized over the time on a straight line over the services’ contractual period. Non-Recurring Engineering (“NRE”) services are recognized over the time based on costs incurred.

The most significant impacts of the standard to the Company relate to the timing of revenue recognition for arrangements involving leasing. The cumulative effect of accounting change recognized was $356 recorded as a decrease to beginning balance of accumulated deficit, and a corresponding increase to prepaid and other current assets and a decrease in other assets.

Refer to the following table for the detailed effect to our consolidated balance sheet upon adoption:

	Balance at December 31, 2017	New Revenue Standard Adjustment	Balance at January 1, 2018

Assets
Prepaid and other current assets	$2,865	$555	$3,420
Other assets	1,116	(199)	917

Shareholders’ Equity
Accumulated Deficit	(69,597)	356	(69,241)

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables summarize the impacts of adopting Topic 606 on the Company’s consolidated financial statements for the year ended December 31, 2018:

	Impact of changes in accounting policies Year ended December 31, 2018
	As reported	Adj.	Balances without adoption of Topic 606

Service revenue	52,543	344	52,887
Product revenue	25,243	(268)	24,975
Total revenues	77,786	76	77,862

Cost of revenues	36,778	-	36,778
Research and development expenses	4,707	-	4,707
Selling and marketing expenses	14,560	29	14,589
General and administrative expenses	11,169	-	11,169
Amortization of intangible assets	456	-	456
One time acquisition related costs	300	-	300
Financial expenses	1,133	-	1,133
Income tax expense	1,753	(5)	1,748
Others	3	-	3

Net income	6,927	52	6,979

1.	Contract costs:

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized.

The Company is required to capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, over the remaining contractual term or over an expected period of benefit, which the Company has determined to be approximately three years.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Disaggregation of revenue:

The following is a description of principal activities separated by reportable segments from which the Company generates its revenue. For more detailed information about reportable segments, see Note 17.

In the following table, revenue is disaggregated by primary geographical market, major product line, and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

	Reportable segments results of operations for the year ended December 31, 2018
	Cellocator segment	MRM segment	Elimination	Total

Revenue recognized:

At a point of time	22,137	10,733	(7,627)	25,243
Over a period of time	1,627	51,669	(753)	52,543

	24,764	62,402	(8,380)	77,786

3.	Contract balances:

The following table provides information about contract assets and liabilities:

	Balance at December 31, 2018	Balance at December 31, 2017

Contract assets	$808	$973

Contract liabilities	$267	$313

The contract assets primarily relate to the Company’s rights to consideration for work completed but not billed at the reporting date. The contract assets are transferred to the receivables when the rights become unconditional.

The contract liabilities primarily relate to the advance consideration received from customers, for which transfer if control occurs, and therefore revenue is recognized on completion.

l.	Research and development costs:

Research and development costs are charged to expenses as incurred.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2018, 2017 and 2016 were $1,466, $1,459 and $1,337, respectively.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company adopted an amendment to ASC 740, “Income Taxes”. The amendment clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of ASC 740, the Company must review all of its tax positions and make a determination as to whether its position is more likely than not to be sustained upon examination by regulatory authorities. If a tax position meets the more likely than not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

In the years ended December 31, 2018, 2017 and 2016, the Company recorded tax expenses in connection to uncertainties in income taxes of $144, $127 and $0 respectively.

o.	Basic and diluted net earnings per share:

Basic and diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the dilutive effect of stock options outstanding during the year, in accordance with ASC 260, “Earnings Per Share”. Part of the Company’s outstanding stock options and warrants has been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of the Company’s shares related to the outstanding options and warrants excluded from the calculations of diluted earnings per share was 18,750, 20,125 and 202,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

p.	Accounting for stock-based compensation:

The Company applies ASC 718, “Compensation: Stock Compensation”. In accordance with ASC 718, all grants of employee equity based stock options are recognized in the financial statements based on their grant date fair values. The fair value of graded vesting options, as measured at the date of grant, is charged to expenses, based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation: Stock Compensation (Topic 718)” (“ASU2016-09”) on a modified, retrospective basis.

Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur.

During the years ended December 31, 2018, 2017 and 2016, the Company recognized stock-based compensation expenses related to employee stock options in the amounts of $1,198, $380 and $320, respectively.

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

q.	Data related to options to purchase the Company shares:

1.	The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2018, 2017 and 2016 was estimated using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2018	2017	2016

Risk free interest rate	0.78%-2.96%	0.86%-1.39%	0.8%-1.00%
Dividend yield	0%	0%	0%
Expected volatility	40.16%-51.76%	52.25%-57.73%	55.81%-60.84%
Expected term (in years)	4.00-5.50	4.00-5.50	4.00-5.50
Forfeiture rate	0%	0%	2%

The Black-Scholes  option pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined for plain vanilla options as the average of the vesting period and the contractual term, based on the simplified method permitted by SAB 107 and extended by SAB 110, in cases that the Company encounters difficulties in making a refind estimate of expected term, due to lack of historical information.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted SAB 110 and continues to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. In a few limited cases, the Company did not use the simplified method in measuring the fair value of modified awards, either when the options were deeply out of the money immediately before the modification or when the Company accelerated the vesting and extended the exercise period after an employee’s resignation. Since in both instances, the entire remaining contractual term of the options was relatively short, we assumed that the expected life to be the entire remaining contractual term.

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

The liability of the Company and its subsidiaries in Israel for severance pay is calculated pursuant to Israel’s Severance Pay Law 5273-1963 (the “Severance Law”) based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The liability for the Company and its subsidiaries in Israel is fully provided by monthly deposits with insurance policies and by accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Some of the Company’s employees are subject to Section 14 of the Severance Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2018, 2017 and 2016 were $978, $1,037 and $728, respectively.

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

The Company’s trade receivables include amounts billed to clients located mainly in Israel, Latin America and Europe. Management periodically evaluates the collectability of its trade receivables to reflect the amounts estimated to be collectible. An allowance is determined in respect to specific debts whose collection, in management’s opinion, is doubtful. In 2018, 2017 and 2016, the Company recorded expenses in respect to such debts in the amount of $539, $802 and $511, respectively. As for major customers, see Note 17d.

Changes in the allowance for doubtful accounts during 2018 and 2017 are as follows:

	Year ended December 31,
	2018	2017

Balance at beginning of the year	1,127	1,281

Deductions during the year	(57)	(992)
Charged to expenses	539	802
Foreign currency translation adjustment	(145)	36

Balance at end of year	1,464	1,127

t.	Fair value measurements:

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

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis subsequent to their initial recognition.

During 2018, 2017 and 2016 there were no impairment losses regarding goodwill.

u.	Discontinued operations

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	New accounting pronouncements not yet effective:

1.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for leases and provide enhanced disclosures. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018, early adoption is permitted. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The Company has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, “Leases”. The Company also expects to elect certain relief options offered in ASU 2016-02 including certain available transitional practical expedients. The Company is in the process of implementing changes to the existing systems and processes in conjunction with a review of existing vendor agreements. The Company will adopt Topic 842 effective January 1, 2019. The Company currently anticipates that the adoption of this standard will have a material impact on the consolidated balance sheets. Based on the Company’s current portfolio of leases, approximately $2.5 to 5 million of lease assets and liabilities would be recognized on its balance sheet. The Company continues to assess the potential impacts of the guidance, including normal ongoing business dynamics or potential changes in contracting terms.

2.	In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. ASU 2017-04 was issued to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The amendments in ASU 2017-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company is evaluating the potential impact of this pronouncement.

3.	In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. ASU 2016-13 also applies to employee benefit plan accounting, with an effective date of the first quarter of fiscal 2022. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated balance sheets, statements of operations and cash flows.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard will become effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

w.	Recently issued and adopted proncounments

1.	In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company adopted the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of the adoption date. Refer to “Revenue Recognition” above for further details.

2.	In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company from January 1, 2018. This new guidance does not have an impact on the Company’s consolidated financial statements.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	1,572	1,453
Contract assets	448	748
Government authorities	433	517
Employees	51	30
Other receivables	858	117

	3,362	2,865

NOTE 4:-	INVENTORIES

	December 31,
	2018	2017

Raw materials	3,853	3,621
Work in process	-	149
Finished goods	2,579	2,781

	6,432	6,551

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

a.	Composition:

	December 31,
	2018	2017
Cost:

Installed products	9,584	9,771
Computers and electronic equipment	7,549	7,353
Office furniture and equipment	1,692	1,397
Motor vehicles	207	349
Network installation	3,840	4,211
Leasehold improvements	940	778

	23,812	23,859

Accumulated depreciation:

Installed products	7,017	7,061
Computers and electronic equipment	4,849	4,768
Office furniture and equipment	1,522	1,290
Motor vehicles	156	237
Network installation	3,829	4,193
Leasehold improvements	524	462

	17,897	18,011

Depreciated cost	5,915	5,848

b.	Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 were $2,115, $2,461 and $2,133, respectively.

c.	No Impairment losses recorded for the years ended December 31, 2018, 2017 and 2016.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net:

	December 31,
	2018	2017
Cost:
Patents	639	639
Developed technology	4,963	4,975
Customer related intangible	7,847	8,061
Others	840	868
Brand name	2,723	2,800

	17,012	17,343
Accumulated amortization:
Patents	639	639
Developed technology (see note 2h)	4,963	4,942
Customer related intangible	7,080	6,799
Others	730	691
Brand name	2,371	2,337

	15,783	15,408

Amortized cost	1,229	1,935

b.	Amortization expenses for the years ended December 31, 2018, 2017 and 2016 were $456, $463 and $473, respectively.

c.	Estimated amortization expenses for the years ending:

December 31,

2019	368
2020	334
2021	270
2022	257

1,229

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 are as follows:

	December 31,
	2018	2017

Goodwill, beginning of the year	41,010	38,107
Foreign currency translation adjustments	(3,472)	2,903

Goodwill, end of year	37,538	41,010

The carrying value of goodwill by reporting unit as of 31 December, 2018 is as follows:

Reporting unit	2018

Cellocator	2,534
SVR (*)	27,976
Pointer brazil	1,996
Cielo brazil	5,032

37,538

The carrying value of goodwill by reporting unit as of 31 December 2017 is as follows:

Reporting unit	2017

Cellocator	2,534
SVR (*)	30,245
Pointer brazil	2,338
Cielo brazil	5,893

41,010

(*)	SVR in Israel.

The material assumptions used for the income approach for 2018 were:

	Cellocator	SVR	Pointer brazil	Cielo

Discount rate	16%	14%	20%	20%
Growth rate	3%	2%	6.4%	6.4%
Years of projected cash flows	5	5	5	5

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS FROM BANKS, SHAREHOLDERS AND OTHERS

Classified by currency, linkage terms and annual interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2018	2017	2018	2017
	%
Current maturities of long-term loans from banks, shareholders and others:
In, or linked to Dollars	Libor+2%	Libor+2%	2,332	4,856
In other currencies	-	10%-17%	-	245
Short term bank credit	17%	-	22	-

			2,354	5,101

Unutilized credit lines			10,811	10,954

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2017

Employees and payroll accruals	4,044	4,260
Government authorities	1,867	1,858
Provision for warranty	304	369
Accrued expenses	2,220	2,561
Related party	53	53
Others	2	16

	8,490	9,117

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

	Interest rate		December 31,
	2018	2017	2018	2017
	%

In, or linked to Dollars (see c below )	3.71%	3.71%	5,017	9,871
In other currencies	-	10%-17%	-	245
			5,017	10,116

Less - current maturities			2,332	5,101

			2,685	5,015

b.	As of December 31, 2018, the aggregate annual maturities of the long-term loans are as follows:

2019 (current maturities)	2,332
2020	1,512
2021	1,173

5,017

c.	With respect to the bank loans provided to the Company for the purpose of funding the acquisitions of Pointer Brazil (see note 1e) and Cielo Telecom Ltda., and for utilizing credit facilities, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $20,000, beginning December 31, 2007.

2.	The ratio of the Company and its subsidiaries’ debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 3.5 in 2016, 3 in 2017 and 2.5 in 2018 and thereafter.

3.	The ratio of Pointer Telocation Ltd.’s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 3.5 in 2016, 3 in 2017 and 2.5 in 2018 and thereafter.

As of December 31, 2018 the Company is in compliance with the financial covenants of its bank loans.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	DEFERRED TAXES AND OTHER LONG-TERM LIABILITIES

	December 31,
	2018	2017

Provision for warranty	138	199
Deferred tax	133	540
Deferred revenues	89	99

	360	838

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including its intellectual property and equipment, in favor of banks.

b.	Collateral:

The Company obtained bank guarantees in the amount of $382 in favor of its lessor, customs and customers.

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation (“BIRD”), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the USD. The contingent obligation as of December 31, 2018 is $ 2,444. No royalties were accrued or paid during 2018, 2017 and 2016.

d.	Lease commitments:

The Company and its subsidiaries have leased offices, motor vehicles and locations for periods through 2022. Minimum annual rental payments under non-cancelable operating leases are as follows:

2019	2,123
2020	1,259
2021	377
2022 and thereafter	342

4,101

Rent expenses for the years ended December 31, 2018, 2017 and 2016, were $2,452, $2,325 and $2,327, respectively.

e.	Litigation:

1.	As of December 31, 2018, several claims were filed against the Company, mainly by customers. The claims are in an amount aggregating to approximately $119. The substance of the claims generally relate to the malfunction of the Company’s products, which occurred during the ordinary course of business. The Company is defending such litigation in court and has recorded a provision of $26.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	In August 2014, Pointer Brazil was notified that it had not paid an aggregate of $273 in VAT tax (Brazilian ICMS tax) plus $927 of interest, in addition to a penalty fee in the aggregate of $1,036, collectively as of December 31, 2018. The Company is defending such litigation in court and made a provision of $78. The potential timeframe for such litigation may extend to 14 years.

3.	In July 2015, the Company received a tax deficiency notice against Pointer Brazil, pursuant to which Pointer or Pointer Brazil would be required to pay an aggregate amount of approximately US $14.0 million. The claim alleged that the services provided by Pointer Brazil ought to be classified as “Telecommunication Services”, and must therefore be subject to the State Value Added Tax. On August 14, 2018, the lower Chamber of the State Tax Administrative Court (TIT) rendered a decision that was favorable to Pointer Brazil in relation to the ICMS demands, but adverse in regards to the clerical obligation of keeping in good order a set of ICMS books and their respective tax receipts. Following this decision, the outstanding balance amounts to $235. Both the State and the company filed an appeal against part of the decision that was unfavorable to them and, currently, we are waiting for the judgment of both appeals by the higher Chamber of TIT. The Company’s legal counsel is of the opinion that it is highly probable that the Company will prevail, and that no material costs will arise in respect to these claims. For this reason, the Company has not made any provision.

f.	Commitments:

1.	The Company and DBSI Investment Ltd. (“DBSI”), an equity owner in the Company (see Note 16), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $180 for a period of three years commencing on August 1, 2017.

2.	Under the Bank’s credit facility, the Company is required to meet required financial covenants (see Note 10c).

NOTE 13:-	EQUITY

a.	Ordinary shares:

The Company’s ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to participate in the distribution of excess assets upon liquidation of the Company.

b.	Options:

1.	In December 2013, the Company adopted a Global Share Incentive Plan (2013) (the “2013 Plan”). The Board of Directors of the Company approved 376,712 of shares reserved under the 2013 Plan. To date, the options under the 2013 Plan are granted in accordance with Section 102 to the Israeli Income Tax Ordinance in the Capital Gains Track, all subject to the provisions of the Israeli Income Tax Ordinance. The grant of options is subject to the approval of the Board of Directors of the Company. The exercise price of the options shall be determined by the Board of Directors in its discretion, provided that the price per share is not less than the nominal value of each share, or to the extent required pursuant to applicable law or to qualify for favorable tax treatment, not less than 100% of the closing price of the share on the market on the date of grant or average of the closing price within a specific time frame prior to the grant as determined by the Board of Directors or a committee of the Board of Directors. Generally, options vest over a period of four years are valid for a period of seven years from the date of grant.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

2.	A summary of employee option activity under the Company’s Stock Option Plans and RSU’s as of December 31, 2018 and changes during the year ended December 31, 2018 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2018	339,459	$4.61
Granted	271,000	$0.80
Exercised	(75,209)	$1.29
Forfeited	(15,250)	$1.04
Outstanding at December 31, 2018	520,000	$4.22

Exercisable at December 31, 2018	166,875	$5.95	4.45	$1,035

Vested and expected to vest at December 31, 2018	512,938	$4.28	5.49	$4,041

The weighted average grant date fair value of options granted during the years ended December 31, 2018 and 2017 was $11.6 and $7.8, respectively. The aggregate intrinsic value in the table above reflects the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2018 and the exercise price, multiplied by the number of in the money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. This amount changes based on the fair market value of the Company’s stock.

As of December 31, 2018, there was approximately $2,204 of total unrecognized compensation costs related to non vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 2.0 years. The total grant date fair value of options that vested during the year ended December 31, 2018 was approximately $264.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

3.	The following table summarizes information relating to employees’ stock options and RSU’s outstanding as of December 31, 2018, according to exercise prices:

Options outstanding			Options exercisable
Number outstanding at December 31, 2018	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2018	Weighted average exercise price
	Years
231,500	6.20	$0.8	-	$-
26,000	3.16	$6.14	7,500	$6.14
212,500	4.52	$5.94	159,375	$5.94
25,000	6.88	$12.00	-	$-
25,000	6.63	$11.50	-	$-

520,000	5.41	$5.41	166,875	$5.95

4.	On July 6, 2016, the Board of Directors resolved to issue to the Company’s employees options to purchase 250,000 of the Company’s ordinary shares pursuant to the 2013 Plan. These options vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $5.94 per share.

5.	In April 2017, the Board of Directors resolved to issue to the Company’s directors Restricted Stock Units, or RSU, to purchase 4,500 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in three equal installments over a period of three years, at an exercise price of 3 NIS per share, commencing in June 2017.

Also in April 2017, the Board of Directors resolved to issue to the Company’s employees Restricted Stock Units to purchase 17,000 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, at an exercise price of 3 NIS per share, commencing April 2017.

6.	On February 27, 2018, the Board of Directors resolved to issue to certain Company employees RSU’s to purchase 89,000 of the Company’s ordinary shares, pursuant to the plan. The RSU’s will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of NIS 3.0 per share.

On June 11, 2018, the Board of Directors resolved to issue to the Company’s CEO RSU’s to purchase 120,000 of the Company’s ordinary shares, pursuant to the plan. 84,000 RSU’s shall vest over a period of four years, subject to meeting certain revenues and non GAAP profit targets, at an exercise price of NIS 3.0 per share. 36,000 RSU’s shall vest in four equal installments over a period of four years, commencing on March 27, 2018. The Chief Executive Officer shall be entitled to 25% of the RSUs; provided that the Chief Executive Officer shall continue to be employed by the Company at each of the applicable vesting dates.

7.	On August 15, 2018, the Board of Directors resolved to issue to the Company’s employee options to purchase 25,000 of the Company’s ordinary shares, pursuant to the 2013 plan, which will vest in four equal installments over a period of four years, at an exercise price of 3 NIS per share, commencing August 2018.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

8.	On November 15, 2018, the Board of Directors resolved to issue to certain Company employees RSU’s and options to purchase 37,000 of the Company’s ordinary shares, pursuant to the plan. The RSU’s and options will vest in four equal annual installments over a period of four years, commencing as of date of the grant, at an exercise price of NIS 3.0 per share for RSU and an exercise price per share of $12 for an option.

9.	As of December 31, 2018, 90,912 options are available for future grant under the 2013 Plan.

c.	Dividends:

Any dividend distributed by the Company will be declared and paid in USD, subject to statutory limitations. The Company’s policy is not to declare dividends out of tax exempt earnings.

NOTE 14:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2018	2017	2016
Numerator:

Numerator for basic net earnings per share - Net income	$6,963	$16,518	$3,444

Numerator for diluted net earnings per share - Net income	$6,963	$16,518	$3,444

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	8,100	7,998	7,820

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	8,280	8,131	7,938

Basic net earnings per share	$0.85	$2.07	$0.45

Diluted net earnings per share	$0.84	$2.03	$0.45

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax rate:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2016 - 25% , 2017 - 24% and 2018 - 23%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Achieving the Budget Targets for the 2017 and 2018 Budget Years), 2016, which reduced the corporate tax rate to 24%, (instead of 25%) effective from January 1, 2017 and further to 23%, effective from January 1, 2018.

2.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

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

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

3.	The Law for the Encouragement of Capital Investments, 1959 (the “Capital Investments Law”):

On August 5, 2013, the Israeli “Knesset”, or Cabinet, issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013, which consists of Amendment 71 to the Law for the Encouragement of Capital Investments (the “71 Amendment”). According to the 71 Amendment, the tax rate on preferred income form a preferred enterprise in 2014 and thereafter will be 16% (in development area A: 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

b.	Non Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their respective jurisdictions. The Corporate income tax rate of significant jurisdictions are as follows:

Tax rate
Mexico	30%
Brazil	34%
Argentina	35%
United States (*)	35%

(*)	Federal.

c.	Income (loss) before taxes on income:

	Year ended December 31,
	2018	2017	2016

Domestic	9,193	8,813	5,936
Foreign	(513)	487	(743)

	8,680	9,300	5,193

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

d.	Deferred taxes:

1.	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. Significant components of the deferred tax liabilities and assets of the Company and its subsidiaries are as follows:

	December 31,
	2018	2017

Reserves and accruals	381	392
Carryforward tax losses	17,954	23,950
Other temporary differences	7	666

Total deferred tax assets before valuation allowance	18,342	25,008

Valuation allowance (2)	(5,021)	(9,229)

Net deferred tax assets	13,321	15,779

Goodwill and other intangible assets	(5,521)	(6,696)
Other temporary differences	(12)	(38)

Total deferred tax liabilities	(5,533)	(6,734)

Total deferred tax Assets , net of deferred tax liabilities	7,788	9,045

2.	The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax losses carryforward and other temporary differences for amounts that are more likely than not will be realized in the foreseeable future.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

3.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2018	2017	2016
Income before taxes, as reported in the consolidated statements of operations	8,680	9,300	5,193

Statutory tax rate	23%	24%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	1,996	2,232	1,298
Tax adjustment in respect of different tax rates in subsidiaries and changes in tax rates	(530)	(536)	118
Change in valuation allowance in respect of deferred taxes	9	(8,950)	-
Operating carryforward losses for which a valuation allowance was provided	52	3	197
Realization of carryforward tax losses for which a valuation allowance was provided	(90)	(404)	40
Provision for uncertain tax position	144	127	-
Nondeductible expenses and other permanent differences	172	307	192

	1,753	(7,221)	1,845

e.	Carryforward tax losses and deductions:

Carryforward tax losses of the Company totaled approximately $78,848 (including a capital loss in the amount of approximately $41,262) as of December 31, 2018. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer Argentina are approximately $57 as of December 31, 2018. The carryforward tax losses will expire from 2020 to 2023.

Carryforward tax losses of Pointer Mexico totaled approximately $1,943 as of December 31, 2018. The carryforward tax losses will expire from 2019 to 2028.

Carryforward tax losses of Pointer Brazil totaled approximately $3,739 as of December 31, 2018. The carryforward tax losses have no expiration date.

Carryforward tax losses of Pointer South Africa totaled approximately $6,631 as of December 31, 2018. The carryforward tax losses have no expiration date.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	INCOME TAXES (Cont.)

f.	Final tax assessments:

Tax assessments for the Company are considered final as of the 2014 tax year.

Tax assessments for Pointer Mexico are considered final as of the 2009 tax year.

Tax assessments for Pointer Argentina are considered final as of the 2013 tax year.

Tax assessments for Pointer South Africa are considered final as of the 2017 tax year.

g.	Taxes on income (tax benefit) included in the consolidated statements of operations:

	Year ended December 31,
	2018	2017	2016

Current	994	927	501
Deferred	759	(8,148)	1,344

	1,753	(7,221)	1,845

Domestic	1,810	(7,674)	1,768
Foreign	(57)	453	77

	1,753	(7,221)	1,845

h.	Uncertain tax position:

As of December 31, 2018 and 2017 balances in respect to ASC 740, “Income Taxes” amounted to $ 271 and $ 127, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2018	2017

Balance at the beginning of the year	127	-

Additions based on tax positions taken related to the current year	144	127

Balance at the end of the year	271	127

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,
	2018	2017

Long Term Loan (*)	948	973
Taldor	20	2
Shagrir	93	159
DBSI (see Note 12f(1))	(53)	(53)

(*)	On March 29, 2016, the Board of Directors approved to repay the capital note, which was issued by Shagrir Group to the Company in December 2015, in the amount of NIS 8,000. In addition, the Board of Directors also approved a motion to grant NIS 4,100 worth of equity to Shagrir Group and an additional NIS 3,100 of equity to Shagrir group for a future capital note to be issued in 5 years, as to be without any interest.

b.	Transactions with related parties:

	Year ended December 31,
	2018	2017	2016

Management fees to DBSI (see note 12f(1))	180	180	180
Sales to related parties	79	254	106
Purchase from related parties	688	682	847

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION

a.	General:

In 2016, Pointer spun off its Israeli subsidiary Shagrir Group Vehicle Services Ltd.

Segments reporting to this subsidiary were retroactively adjusted to reflect these adjustments.

As of December 31, 2016, the Company has had two reportable segments: the Cellocator segment and the MRM segment.

The Company applies ASC 280, “Segment Reporting Disclosures”. The Company evaluates performance and allocates resources based on operation profit or loss.

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents segment results of operations for the year ended December 31, 2018:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	23,764	62,402	(8,380)	77,786

Segments operating profit	1,110	8,477	229	9,816

Segments tangible and intangible assets	8,611	34,620	1,451	44,682

Depreciation, amortization and impairment expenses	174	2,397	-	2,571

Expenditure for assets	158	2,563	-	2,721

The following presents segment results of operations for the year ended December 31, 2017:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	24,364	62,208	(8,417)	78,155

Segments operating profit	2,742	7,569	(2)	10,309

Segments tangible and intangible assets	9,026	37,799	1,968	48,793

Depreciation, amortization and impairment expenses	144	2,780	-	2,924

Expenditure for assets	197	3,069	-	3,266

The following presents segment results rgarding operations for the year ended December 31, 2016:

	Cellocator segment	MRM segment	Elimination	Total

Segments revenues	22,707	49,620	(7,974)	64,353

Segments operating profit	1,660	4,708	(120)	6,248

Segments tangible and intangible assets	8,359	35,392	2,148	45,899

Depreciation, amortization and impairment expenses	321	2,295	-	2,616

Expenditure for assets	135	2,264	-	2,399

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT, CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

c.	Summary information about geographical areas:

		Year ended December 31,
		2018	2017	2016
1.	Revenues *):
	Israel	37,901	35,230	29,438
	Latin America (mainly Mexico)	11,719	9,603	7,009
	Brazil	12,723	14,248	9,142
	Argentina	3,550	4,607	3,995
	Europe	3,774	4,413	4,501
	Other	8,119	10,054	10,268

		77,786	78,155	64,353

*)	Revenues are attributed to geographic areas based on the location of the end customers.

		Year ended December 31,
		2018	2017	2016
2.	Long-lived assets:
	Israel	2,136	1,999	1,248
	Argentina	482	614	627
	Mexico	663	358	298
	Brazil	2,233	2,398	2,949
	South Africa	389	463	489
	Other	12	16	3

		5,915	5,848	5,614

d.	In 2018, 2017 and 2016, none of our customer accounted for more than 10% of the total Company revenue.

NOTE 18:-	DISCONTINUED OPERATION

a.	Below is data of the operating results attributed to the discontinued operation:

Year ended December 31,
2016

Revenue from sales	18,248
Cost of sales	15,260
Gross profit	2,988

Selling, general and administrative expenses	2,531
Operating income	457

Financial expenses, net	54
Other income, net	-
Taxes on income	249
Income from discontinued operation	154

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	DISCONTINUED OPERATION (Cont.)

b.	Below is data of the net cash flows provided by (used in) the discontinued operation:

Year ended December 31,
2016

Operating activities	116

Investing activities	(1,187)

Financing activities	251

NOTE 19:-	SELECTED STATEMENTS OF OPERATIONS DATA

		Year ended December 31,
		2018	2017	2016
a.	Financial expenses, net:

	Income:
	Interest on short-term bank deposits	57	8	1
	Interest on long-term loans to affiliate	51	51	56
	Foreign currency transaction adjustments	-	205	-
	Other	39	47	37
		147	311	94
	Expenses:
	Bank charges and interest expenses	1,043	1,223	985
	Foreign currency transaction adjustments	103	-	64
	Interest on long-term loans to others	89	92	70
	Other	45	-	21
		1,280	1,315	1,140

	Financial expenses, net	1,133	1,004	1,046

NOTE 20:-	SUBSEQUENT EVENTS

a.	On March 13, 2019, I.D Systems Inc., or I.D. Systems, and the Company entered into a definitive agreement whereby I.D. Systems will acquire all of the outstanding shares of the Company in a cash and stock transaction valued at approximately $140 million.

Total consideration of $140 million comprised of approximately $72 million in cash and approximately 11 million in shares of PowerFleet, Inc., a newly-created holding company that will control both the Company and I.D. Systems.

  - - - - - - - - - - - - - - - - - -